Confidential
Exhibit 99.1

Annual Report 2025

With deep dedication.

Deutsche Bank

Deutsche Bank
Financial Summary

	2025	2024
Group targets
Post-tax return on average tangible shareholders' equity[1]	10.3%	4.7%
Compound annual growth rate of revenues from 2021[2]	6.0%	5.8%
Cost/income ratio[3]	64.4%	76.3%
Common Equity Tier 1 capital ratio[6]	14.2%	13.8%

Statement of Income
Total net revenues, in € bn	32.1	30.1
Provision for credit losses, in € bn	1.7	1.8
Noninterest expenses, in € bn	20.7	23.0
Nonoperating costs, in € bn	0.4	2.6
Adjusted costs, in € bn4	20.3	20.4
Pre-provision profit, in € bn5	11.4	7.1
Profit (loss) before tax, in € bn	9.7	5.3
Profit (loss), in € bn	7.1	3.5
Profit (loss) attributable to Deutsche Bank shareholders, in € bn	6.1	2.7

Balance Sheet[6]
Total assets, in € bn	1,435	1,387
Net assets (adjusted), in € bn4	1,139	1,083
Loans (gross of allowance for loan losses), in € bn	479	485
Average loans (gross of allowance for loan losses), in € bn	477	479
Deposits, in € bn	692	666
Allowance for loan losses, in € bn	6.1	5.7
Shareholders’ equity, in € bn	67	66
Sustainable finance volume (per year), in € bn7	98	93

Resources[6]
Risk-weighted assets, in € bn	347	357
of which: operational risk RWA, in € bn	63	58
Leverage exposure, in € bn	1,327	1,316
Tangible shareholders' equity (tangible book value), in € bn4	60	59
High-quality liquid assets (HQLA), in € bn	260	226
Employees (full-time equivalent)	89,879	89,753
Branches	1,179	1,307

Ratios
Post-tax return on average shareholders’ equity[1]	9.3%	4.2%
Provision for credit losses (bps of average loans)	35.8	38.2
Operating leverage[8]	16.7%	(1.7%)
Net interest margin	1.5%	1.3%
Loan-to-deposit ratio	69.2%	72.7%
Leverage ratio	4.6%	4.6%
Liquidity coverage ratio	144%	131%
Net stable funding ratio	119%	121%

Share-related information
Basic earnings per share	€ 3.16	€ 1.40
Diluted earnings per share	€ 3.09	€ 1.37
Book value per basic share outstanding[4]	€ 34.51	€ 33.41
Tangible book value per basic share outstanding[4]	€ 30.98	€ 29.90
Dividend per share (with respect to previous financial year)	€ 0.68	€ 0.45
1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited):
Non-GAAP financial measures” of this report
2Twelve months period until the end of the respective reporting period compared to full year 2021
3 Noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income
4 For further information, please refer to “Supplementary Information (Unaudited): Non-GAAP financial measures” of this report
5Defined as net revenues less noninterest expenses
6At period end
7Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com; in cases where validation against the frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters
8Operating leverage is calculated as the difference between year on year change in percentages of reported net revenues and year on year change in percentages of reported noninterest expense
Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content

Deutsche Bank Group		3 —	Compensation Report
I	Letter from the Chief Executive Officer	615	Compensation of the Management Board
IV	Management Board	644	Compensation of Supervisory Board members
V	Letter from the Chairman of the Supervisory Board	647	Comparative presentation of compensation and earnings trends
VII	Report of the Supervisory Board	650	Independent auditor’s report
XVIII	Supervisory Board	652	Compensation of the employees (unaudited)
XIX	Committees of the Supervisory Board
XXI	Strategy

1 —	Combined Management Report	4 —	Corporate Governance Statement according to sections §289f and §315d of the German Commercial Code
2	Operating and financial review	668	Compliance with the German Corporate Governance Code
38	Outlook	670	Management Board
44	Risks and Opportunities	678	Supervisory Board
62	Risk Report	695	Related Party Transactions
202	Sustainability Statement	696	Principal accountant fees and services
405	Employees
407	Internal Control over Financial Reporting
409	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report	5 —	Article 8 Tables
414	Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code	698	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
415	Standalone Parent Company information (HGB)

2 —	Consolidated Financial Statements	6 —	Supplementary Information (Unaudited)
425	Consolidated Statement of Income	713	Non-GAAP financial measures
426	Consolidated Statement of Comprehensive Income	721	Declaration of Backing
427	Consolidated Balance Sheet	722	Group Five-Year Record
428	Consolidated Statement of Changes in Equity	723	Imprint/Publications
429	Consolidated Statement of Cash Flows
431	Notes to the consolidated financial statements
471	Notes to the consolidated income statement
478	Notes to the consolidated balance sheet
532	Additional Notes
601	Confirmations

Deutsche Bank Group

I	Letter from the Chief Executive Officer
IVI	Management Board
V	Letter from the Chairman of the Supervisory Board
VII	Report of the Supervisory Board
XVIII	Supervisory Board
XXIX	Committees of the Supervisory Board
XXI	Strategy
I

Deutsche Bank	Letter from the Chief Executive Officer
Annual Report 2025
Letter from the Chief Executive Officer
Dear Shareholders,
We said 2025 would be a decisive milestone for Deutsche Bank, and so it proved. In an environment shaped by geopolitical tensions, economic uncertainties and challenging market conditions, we achieved all the ambitious financial goals we had set ourselves. We also delivered the most profitable year in Deutsche Bank’s history.
This underscores the strength and resilience of our Global Hausbank. We support our clients at all stages of their lives with deep, long-term partnerships, financial strength and sound advice. Clients rely on us to help them navigate safely through times of change and uncertainty, and this is more important than ever in the world we face today.
Our results in 2025 demonstrate just how much our clients value this. We ended the year with a pre-tax profit of
€ 9.7 billion the best result in the history of our bank and an increase of 84% compared to 2024, which was impacted by specific litigation items. Even excluding these effects, pre-tax profit would still be 40% higher than in 2024. Net profit was € 7.1 billion.
We delivered this record result by keeping our promises to you. On every dimension, we met our targets and objectives:
–Revenues grew 7% year on year to € 32.1 billion, the sixth consecutive annual increase and in line with our stated goal of around € 32 billion. Revenues have grown by 6% per year since 2021, the mid-point of our target range of 5.5% to
6.5%.
–Disciplined cost management was once again a vital success factor. Noninterest expenses were down 10% year on year. This, together with our revenue growth, enabled us to improve our cost/income ratio to 64%, from 76% in 2024, and in line with our target of below 65%. We proved that we can combine growth and cost discipline, and our increased operational efficiency enabled us to self-fund essential investments in our technology architecture, control systems and client platform.
–As a result, our post-tax return on tangible shareholders’ equity, or RoTE, increased to 10.3%. With this, we met our headline target for 2025: RoTE of above 10%.
–We achieved all of this while maintaining a strong balance sheet and a very robust capital base. At 14.2%, our
Common Equity Tier 1 (CET1) ratio at the end of 2025 was even slightly above our target range of 13.5% to 14.0%.
–
Strong financial performance has enabled us to continuously increase our dividends in recent years. We paid out € 0.68 per share or € 1.3 billion in total, in 2025, in respect of the financial year 2024. We are determined to continue on this course, by proposing a dividend of € 1.00 per share to the Annual General Meeting in May 2026, representing a distribution of € 1.9 billion, for the year 2025. In addition, we have secured the customary authorizations for € 1 billion in further share buybacks. In total, this will take delivered and proposed capital distributions for the financial years 2021 to
2025 up to € 8.5 billion – ahead of our original commitment to you of € 8 billion. If business develops in line with our expectations in 2026, we will aim to seek authorization for further share buybacks later this year.
These results, and our growing capital distributions to shareholders, underpin how far we have transformed Deutsche
Bank in recent years. Our aim is to create sustainable value: for our clients, for our employees and for you, our shareholders. We have made consistent progress on this. Our share price, which has essentially doubled in the past year, reflects this success.
Four strong, complementary businesses
Our success in 2025 rests on four strong pillars. All four businesses significantly improved their profitability and, for the first time, all four achieved a double-digit RoTE. This shows the strength of our diversified Global Hausbank across four complementary businesses, and the years of outstanding work that has been done in each business division.
The Corporate Bank delivered a strong performance in 2025. Pre-tax profit increased by 24% to € 2.6 billion, thanks to cost reductions and lower loan loss provisions over the year. Revenues were essentially stable year on year if adjusted for currency movements. The business grew deposit volumes by € 17 billion, to € 329 billion, during the year; this reflects our strong relationships with our corporate clients and the quality of our product offering.
In the Investment Bank, profit before tax was up 20% to € 4.0 billion. Revenues grew by 9% to € 11.5 billion, thanks to the excellent performance of the Fixed income & Currency (FIC) business. Here, we gained further market share and firmly established our position among the world's leading houses. Revenues in Investment Banking & Capital Markets (IBCM)
dipped by 6%, mainly due to certain mark-to-market losses on Leveraged Debt Capital Market positions early in the year.
II

Deutsche Bank	Letter from the Chief Executive Officer
Annual Report 2025
The Private Bank posted a record pre-tax profit of € 2.3 billion, nearly double the 2024 level. Higher revenues, especially in Wealth Management, and significantly lower non-interest expenses demonstrate that the transformation of the business is yielding tangible results. The Private Bank grew assets under management by € 51 billion, to € 685 billion, at the end of the year, and more than half of this € 27 billion was net new client money.
In Asset Management, pre-tax profit grew by more than half and, at € 983 million, approached the € 1 billion mark for the first time, as revenues grew by 16% to € 3.1 billion. The business also increased its assets under management by € 73 billion to just under € 1.1 trillion. Here, too, the majority of the growth € 51 billion consisted of net money inflows from clients. This success is reflected in the stock market performance of DWS’ shares. Its market capitalization rose to more than € 10 billion, for which its subsequent inclusion in the MDAX was a well-deserved reward.
Managing risks, enabling transformation
The success of our businesses has only been possible because we work closely with our clients to develop solutions to the challenges facing them today. Increasingly, these challenges include the transition to a low-emission and resource-
efficient economy. The task is becoming ever more urgent as climate change accelerates, which is why sustainability and managing climate and nature-related risks remain high priorities for us.
Steady delivery on our sustainability strategy continues to pay off for our business. Sustainable financing and ESG investment volumes were € 98 billion in 2025, our best result since 2021. Business activities in this space saw strong growth for the third year in a row. We expect our clients’ need for sustainable financing to increase in the coming years as they proceed with their own transitions. We have therefore set ourselves a new, more ambitious target: a near-doubling of our cumulative sustainable and transition finance volumes to € 900 billion by 2030. The publication of our “Transition
Finance Framework” has given us a solid platform for this goal.
And our commitment goes much further. Over the past year, we continued to reduce our CO2 emissions and decarbonize our loan portfolio. We are developing new products across the bank – for example, certificates that promote the protection of rainforests and biodiversity. We are on the right track, as numerous upgrades from leading ESG rating agencies attest. For the first time, Deutsche Bank has placed on the ‘A-List’ with the environmental disclosure platform
CDP, placing us among the top four percent of companies rated by CDP globally.
In addition to climate risk, we are also working to safeguard our bank, our clients and our communities against other non-
financial risks including the growing threat of financial crime. Continuously improving our defensive systems and controls is vital, given the increasing sophistication of cybercriminals and other threats. In 2025, we made significant progress in this area. We invested more than € 1 billion, bringing cumulative investments in our controls to above € 7 billion from
2019 to 2025. We also completed a number of long-standing remediation actions, thereby addressing regulatory expectations.
Concluding the remaining tasks quickly and thoroughly is a top priority for the Management Board and Deutsche Bank’s senior leaders. In particular, we aim to harness the potential of technology and automation to streamline our control processes and support our people. Regular learning opportunities and mandating critical training enables our people to continuously refresh their understanding of their role in preventing financial crime.
Putting our people at the center of change
Continuous learning and the focused, responsible use of technology have never been more important than today.
Technology will be a decisive factor that enables our people to focus on where they can create most value. This concerns internal banking processes, but above all, ensuring that we meet the needs of our clients. We continue to invest in AI training to ensure our people can make best use of the tools available and manage the risks.
Rapid changes in the workplace must be reflected in our people strategy. It is about continuously enhancing our competencies, including leadership capabilities, which are being increasingly tested. It is also about attracting, developing and retaining the best talent - and particularly, in an era of demographic change, it is about prudent succession planning.
Our people have been the driving force behind our successful transformation. They are our most valuable asset. With 160 nationalities represented across 55 countries, our Global Hausbank benefits from a range of different backgrounds, perspectives and skills. We remain committed to an inclusive workplace where our employees, from all backgrounds and experience, are treated fairly, encouraged to speak up and given equal opportunities to grow professionally and succeed.
And we are convinced that open, creative exchange yields the best results. This is also why we will intensify how we collaborate across regions and divisions.
III

Deutsche Bank	Letter from the Chief Executive Officer
Annual Report 2025
The way ahead: becoming the European champion
Our aim now is to realize the enormous potential of our bank by working together more closely than ever. We have everything we need to do so. Having transformed Deutsche Bank in recent years, we stand on firm foundations. Our strategy is clear; our business model has proven its strength and unique value for clients. Our team is absolutely committed. We have never been better equipped to face the future. To put it simply: now is the time for Deutsche Bank to switch from defense to offense.
In the next phase, our priority is to capitalize on these strengths by scaling our Global Hausbank. We aim to achieve this through three powerful levers: focused growth, strict capital discipline and a scalable, efficient operating model. We are convinced that acting decisively on all three will take our financial performance to the next level. We aim to raise post-
tax RoTE to above 13%, while reducing our cost/income ratio to below 60%, by 2028. Growth with cost-efficiency will again be key: our objective is for revenues to grow by more than 5%, reaching € 37 billion in 2028, while limiting annual cost growth to 2% compound over this period as further operating efficiencies enable us to self-fund continued
investments and business growth. In 2026, we plan to take the first step towards these goals. We are planning to generate revenues of around € 33 billion and non-interest expenses of slightly above € 21 billion.
We’re also committed to increasing our delivery to shareholders. From 2026, we plan to raise our payout ratio from 50%
to 60%, with further scope for distributions of excess capital where our CET1 capital ratio sustainably exceeds 14%.
We are clear not only on what we aim to achieve, but also on how we aim to achieve it. With our four businesses performing strongly, we will focus more closely than ever on collaboration across businesses to deliver the full range of
Deutsche Bank’s offering to clients. We will continue to simplify our organization, removing complexity to deliver faster and more cost-effectively; and we will harness innovation, particularly in tapping the transformative potential of AI.
Challenges and uncertainties will likely persist in our environment and it is precisely at times like these that our Global
Hausbank is uniquely valuable to clients. Our clients can count on our dedication to their lasting success and financial security at home and abroad. This purpose guides us in everything we do as we set out to achieve our vision: becoming the European champion.
For 2026, our priority is clear. We will stay focused on driving the bank forward through our unwavering commitment and deep dedication for our clients, for our employees and for you, our shareholders.
Thank you for your continued trust.
With deep dedication.
Christian Sewing
IV

Deutsche Bank	Management Board
Annual Report 2025

Management Board

Christian Sewing, *1970		Management Board in the reporting year:
since January 1, 2015		Christian Sewing
Chief Executive Officer		Chief Executive Officer
James von Moltke
James von Moltke *1969		President
since July 1, 2017		Fabrizio Campelli
President		Marcus Chromik
Chief Financial Officer and		(since May 20, 2025)
responsible for the Asset Management		Bernd Leukert
Alexander von zur Mühlen
Raja Akram *1972		Laura Padovani
since January 1, 2026		Claudio de Sanctis
Chief Financial Officer Designate		Rebecca Short
Stefan Simon
Fabrizio Campelli, *1973		(until April 30, 2025)
since November 1, 2019		Olivier Vigneron
Head of Corporate Bank and Investment Bank		(until May 19, 2025)

Marcus Chromik *1972
since May 20, 2025
Chief Risk Officer

Bernd Leukert, *1967
since January 1, 2020
Chief Technology, Data and Innovation Officer

Alexander von zur Mühlen, *1975
since August 1, 2020
Chief Executive Officer Asia-Pacific, Europe,
Middle East & Africa (EMEA) and Germany

Laura Padovani, *1966
since July 1, 2024
Chief Compliance and Anti-Financial Crime Office

Claudio de Sanctis, *1972
since July 1, 2023
Head of Private Bank

Rebecca Short, *1974
since May 1, 2021
Chief Operating Officer

V

Deutsche Bank	Letter from the Chairman of the Supervisory Board
Annual Report 2025
Letter from the Chairman of the Supervisory Board
Dear Shareholders,
2025 marked a significant milestone for Deutsche Bank. We further increased our profitability and strengthened the bank’s capital position in a volatile economic and geopolitical environment. Revenues exceeded € 32 billion and our profit before tax, of € 9.7 billion, represents a record for our bank. We also met our target of a return on equity of more than 10%. This success allows us again to increase our distributions to shareholders for 2025 compared with 2024.
This strong result and our consistent delivery on our priorities gives us a strong foundation for entering the next phase of our strategy – a phase in which we will continue to expand our role as the Global Hausbank for our clients and intensify our focus on growth and value creation.
As Chairman of the Supervisory Board, it is essential to me that Deutsche Bank consistently places the needs and expectations of its clients at the center of its work. In recent years, the bank has made considerable progress by driving cultural change, defining our purpose and embedding it firmly across the organisation. The Supervisory Board has closely supported and guided this journey. Providing comprehensive support to our clients is also essential to fulfilling our broader economic role and anchoring our bank firmly at the heart of society. Our clients are sending a clear message:
Europe needs, more than ever, a global bank rooted in the region – a bank capable of supporting companies worldwide with a broad range of products and services. We are determined to embrace this role with our integrated business model as the Global Hausbank and will continue to develop it consistently.
As in previous years, the Supervisory Board closely monitored the work of the Management Board. The range of topics we focused on once again reflected the wide range of demands placed on a globally active bank. The increasing complexity of the macroeconomic and geopolitical environment – and the management of the associated risks – also shaped our work. Supporting the Management Board in navigating these challenges while fulfilling our control function remained a central priority. At the same time, we had to factor in the growing regulatory requirements of the numerous supervisory authorities with which a global bank interacts. This rising complexity is evident in the fact that the number of meetings of the Supervisory Board and its committees rose to 61 in 2025, around ten percent more than in the previous year. We also further intensified the preparation and follow-ups of these meetings.
During our discussions on geopolitical developments, rising volatility and evolving regulatory requirements, our priority was to ensure the bank’s resilience and stability. At the same time, we focused on identifying opportunities and supporting key strategic decisions – particularly regarding the continued development of the bank’s strategy, ahead of the Management Board’s presentation of the next strategic phase at the Investor Deep Dive in November. We also devoted significant attention to how we can best leverage new technologies, especially artificial intelligence, for the benefit of our bank, while taking appropriate measures to manage the associated risks. A further focal point was the bank’s sustainability strategy, an area in which Deutsche Bank has established itself as a leading provider. In doing so, we are meeting the needs of our clients while also fulfilling our wider responsibilities to society. As the Supervisory Board, we fully support this strategic course.
Another important topic was the further development of our control and risk management structures. The bank has made significant progress in recent years. Nevertheless, the Supervisory Board continues to focus on strengthening internal controls and reviewing our approach to risk management in the light of new regulatory and technological requirements, in order to ensure a robust foundation for long-term growth. Questions of corporate culture and responsibility towards our stakeholders also remained a key focus over the past year.
In addition to these topics, the Supervisory Board also decided on several changes to the Management Board in 2025.
Marcus Chromik, appointed in December 2024, assumed his role as Chief Risk Officer in May 2025. Chief Financial Officer
James von Moltke announced that, after nine years on the Management Board, he would not seek another term once his contract expires in June 2026. We appointed Raja Akram as his successor. He has been a member of the Management
Board since January 2026 and will assume responsibility for the Finance function following the publication of this annual report. In addition, the Supervisory Board extended the contracts of Christian Sewing until 2029 and of Fabrizio Campelli until 2028. In May 2025, Fabrizio Campelli also assumed responsibility for the Americas region from Stefan Simon, who left the bank at the end of April for personal reasons. At the end of the year, we extended the contract of Claudio de
Sanctis, Head of the Private Bank, by three years until 2029. In all staffing decisions, we place particular emphasis on ensuring a balanced composition of the Management Board that combines diverse experiences, perspectives, backgrounds and gender diversity.
VI

Deutsche Bank	Letter from the Chairman of the Supervisory Board
Annual Report 2025
I would like to express my sincere thanks to all my colleagues on the Supervisory Board for their dedicated and professional collaboration, especially my deputies, Frank Schulze and Norbert Winkeljohann. There were also several changes within the Supervisory Board last year. With the end of their terms of office, Dagmar Valcárcel and Theodor
Weimer stepped down from the Supervisory Board. The Annual General Meeting elected Kirsty Roth and Klaus
Moosmayer as new members; Frank Witter and Sigmar Gabriel were also re-elected.
At this year’s Annual General Meeting, I will stand for re-election after being nominated by the Supervisory Board for a second term of office. I remain committed to positioning Deutsche Bank fully around its clients, creating even more value for our shareholders, strengthening our position as an employer of choice and fulfilling our responsibilities to society. We will inform you about further upcoming elections for shareholder representatives this year when we publish the agenda for the Annual General Meeting. This year, we will hold the AGM in person to accommodate the request of shareholders for more personal interaction. Further details will follow when the AGM is officially convened. For the years ahead, we plan to alternate between virtual and physical Annual General Meetings, thus leveraging the advantages of both formats.
We will invite you to come to Frankfurt in person at least every four years, unless exceptional circumstances prevent it.
Looking ahead, our priority is to guide Deutsche Bank reliably through an environment shaped by geopolitical tensions, shifting trade patterns and structural change. The next phase of our strategy provides us with a clear framework to seize opportunities in a changing market environment while prudently managing risks. The Supervisory Board will continue to accompany the Management Board and the bank’s employees on this path to ensure the bank’s long-term success, value creation for you as our shareholders, and the strong anchoring of Deutsche Bank in society.
On behalf of the entire Supervisory Board, I would like to thank you, dear shareholders, sincerely for your trust and continued support. I would also like to express my sincere thanks to all employees of Deutsche Bank for their hard work and contributions. Together, we approach the coming years with confidence and look forward to continuing our close dialogue as we support the further development of Deutsche Bank.
Yours sincerely,
Alex Wynaendts
Chairman of the Supervisory Board
VII

Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
Report of the Supervisory Board
In the 2025 financial year, the Supervisory Board performed all the tasks assigned to it by law and regulatory requirements as well as those pursuant to the Articles of Association and Terms of Reference.
The Management Board informed us regularly, without delay and comprehensively of all matters with relevance for our bank, and in particular regarding business policies and strategy, in addition to fundamental issues relating to the company’s management and culture, corporate planning and control, compliance and compensation systems, technology strategy and cybersecurity as well as sustainability and human capital-related topics and the target operating model. It reported to us on the financial development, earnings and risk situation, the bank’s liquidity, capital and risk management, the technical and organizational resources as well as business transactions and events that were of significant importance to the bank. We were involved in decisions of fundamental importance to the bank, providing guidance to the Management Board. As in previous years, the Management Board provided us, in accordance with our requests, with enhanced reporting on several topic areas, for example: The strategic development and positioning of the bank, the optimization of the target operating model, cyber-risks and cyber-security, the combating of financial crime and the ongoing development of the related controls, the bank’s capitalization, the progress in remediating regulatory enforcement actions and the related critical findings, important interactions with various regulators and the litigation cases with the highest risks. The Management Board also reported to us on the sustainability strategy and the external reporting as well as progress on the transition plans of clients in sectors with high CO2 emissions. Operational risks and opportunities were also covered.
The Supervisory Board Chairman and the committee chairpersons engaged in regular discussions with the Management
Board between the meetings. They also consulted each other on the meeting agendas for the respective committees they chair and discussed topics of overarching importance for the Supervisory Board. At times, they consulted internal functions and external stakeholders to further inform our members’ preparatory materials and discussions and, in turn, to promote effective oversight and decision-making. Furthermore, upcoming decisions were regularly deliberated on and prepared in discussions between the Management Board and the Chairman of the Supervisory Board and, as appropriate, the chairs of the Supervisory Board committees. The Supervisory Board and the Management Board worked together responsibly and in a spirit of mutual trust to ensure the company’s successful further development.
There were 61 meetings in total of the Supervisory Board and its committees. Several meetings were conducted jointly by the Compensation Control Committee and Risk Committee and also by the Chairman’s Committee and Nomination
Committee. Meetings were held with physical attendance, as video conferences or as hybrid meetings (with both on-site and virtual participation). When meetings were convened as video conferences, a room was also available for all members to attend on the bank’s premises. Between the meetings, resolutions were adopted, when necessary, through circulation voting procedure.
Meetings of the Supervisory Board
We held a total of nine meetings, including six regularly scheduled meetings. One meeting was with physical attendance, two meetings were held as video conferences, and six meetings were conducted as hybrid meetings. The Supervisory
Board Chairman was responsible for convening these meetings, setting out the agenda for discussion and ensuring materials were prepared and shared with the members of the Supervisory Board as early as possible.
Over the past year, we focused in particular on geopolitical and economic developments and their effects on the bank.
We discussed developments in the banking sector both in Europe as well as in the USA and Asia. We focused in several meetings on the effective implementation and further development of the bank’s strategy, along with the optimization of the target operating model. Together with the Management Board, we deliberated on these reports and on the regular progress reports on the individual business divisions, infrastructure areas and regions. Also, we regularly discussed regulatory issues and proceedings that affect our bank around the world, significant litigation cases and the progress made in the remediation of findings.
VIII

Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
At our first meeting on January 29 (Part 1) and on February 6 (Part 2), we addressed the actual financial results presented along with the planned key figures and analysts’ estimates. Deviations were discussed in detail. In addition, we deliberated on the Management Board’s preliminary proposal for the dividend, while also taking into account the regulatory requirements for capital funding, and we addressed the finance planning for 2025-2027. Representatives of the Joint Supervisory Team of the European Central Bank participated in the meeting, and we discussed the outcomes of the Supervisory Review and Evaluation Process (SREP) 2024. The Management Board provided an update on the development of the bank’s business, current developments at DWS and the status of the remediation of regulatory orders. While taking into account recommendations of the Compensation Control Committee and following consultations with the bank’s Compensation Officer and independent external compensation consultants, we determined the level of the variable compensation for the Management Board members for the 2024 financial year. In this context, we also discussed the respective Management Board members’ achievement levels for 2024 and the plan rules for the year 2025, and we set the objectives for the Management Board along with the relevant measurement criteria for the 2025 performance period. We resolved on the disclosure by name of our financial experts on the
Supervisory Board.
At our meeting on March 12 and 13 in Berlin, after the Management Board’s reporting and a discussion with the auditor, and based on the Audit Committee’s recommendation, we approved the Consolidated Financial Statements and Annual
Financial Statements for 2024 and agreed to the Management Board’s proposal for the appropriation of distributable profit. We addressed the financial accounting system, the system of internal controls and the risk management system and discussed the assessments of the Management Board and auditor with regard to their appropriateness and effectiveness. Based on the Audit Committee’s recommendation, we determined that there are no objections to be raised regarding the Group’s separate Non-Financial Report in accordance with Section 315c of the German Commercial
Code (HGB) in conjunction with Sections 289c to 289e HGB as well as the European Union’s (EU) Taxonomy Regulation and the delegated acts adopted in this context, also based on the final results of our own inspections. We also discussed and approved the Report of the Supervisory Board. The Management Board presented to us the “Own Workforce”
section of the Sustainability Statement in accordance with European Sustainability Reporting Standards (ESRS) as well as the report on tech risk and information security risks (Information Security Posture Report). Furthermore, the
Management Board reported to us on the current market environment and the geopolitical environment, the bank’s capital funding and the remediation status of regulatory enforcement actions and the related critical findings. At the proposal of the Compensation Control Committee, we approved, among other things, the objectives for Dr. Marcus
Chromik as the designated Chief Risk Officer (CRO), who took on this office as of May 20, 2025. We addressed the bank’s diversity aspirations, topics related to succession planning and the assessment in accordance with Section 25d (11) of the German Banking Act (KWG), which was performed with the assistance of external advisors. Furthermore, we addressed the topics for the Annual General Meeting and approved the proposals for the agenda. Based on the recommendation of the Audit Committee, we resolved to approve the proposal to the Annual General Meeting for the election of the auditor of the Annual Financial Statements and Consolidated Financial Statements for the 2025 financial year. Furthermore, the shareholder representatives of the Supervisory Board adopted the resolution on the Chair of the next Annual General Meeting. We noted the report of the Management Board on changes in the regional advisory councils in Germany in accordance with Section 8 of the Articles of Association.
In our extraordinary meeting on March 27, we addressed Management Board matters. We resolved to appoint Mr. Raja
Akram as Chief Financial Officer following a transitional phase, to renew Mr. Christian Sewing’s Management Board
Service Contract and to extend Mr. Fabrizio Campelli’s appointment. Please see the “Personnel issues” Section for further details. In addition to Mr. Fabrizio Campelli’s existing tasks, we expanded his responsibility on the Management Board with effect from May 1 to include the bank’s Americas region, previously led by Professor Dr Stefan Simon, who left the bank.
In our meeting on May 21, we addressed the forthcoming Annual General Meeting. The Management Board also reported to us on geopolitical and macroeconomic changes as well as political developments during the preceding months impacting the bank’s business environment, along with the risks and opportunities in the operating environments as well as the bank’s resilience. The Management Board also updated us on, among other things, the current status of the litigation cases with the highest risks and regulatory proceedings as well as the current status of developments and challenges in the remediation of regulatory enforcement actions and the related critical findings. Furthermore, we addressed the Tech Risk Report and Information Security Posture Report of the Management Board.
In our meeting on May 22, we resolved to dissolve the Regulatory Oversight Committee and to reassign its tasks and approved the related amendments to some of the Terms of Reference of the committees of the Supervisory Board.
Furthermore, we reviewed the composition of our committees, and discussed adjustments, which we subsequently approved, to the composition of the Audit Committee, the Risk Committee, the Technology, Data and Innovation
Committee, the Strategy and Sustainability Committee and the Compensation Control Committee, while also taking into consideration our Profile of Requirements. Please see the sections “Procedures of the Supervisory Board and its committees” and “Members of the Supervisory Board and its committees” in the Corporate Governance Statement for further details. We also resolved to issue the audit mandate to EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
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Deutsche Bank	Report of the Supervisory Board
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In our meeting on July 30 and 31, we addressed the results of the external review of our system of Management Board compensation. This review concluded that the system is appropriate and that the compensation parameters are aligned to and support the business strategy and risk strategy. Based on the recommendation of the Compensation Control
Committee, we additionally engaged our auditor to audit the contents of the Compensation Report. Furthermore, we discussed internal governance topics related to the Management Board and Supervisory Board. We addressed the annual review and adjustments as required in our internal policies and procedures, which we subsequently approved. The
Management Board informed us of the results of the employee survey 2025, along with the changes compared to the prior year and their underlying causes. We also received a report on the bank’s personnel strategy. The Management
Board reported to us on the reactions of the market and our stakeholders to the publication of the Interim Report. The
Management Board gave an overview of the execution of the strategy and financial targets as well as the current market environment. Together with the Management Board, we addressed the annual assessment letter of one of the bank’s key regulators. The Management Board also reported to us on tech risk and the information security posture. Furthermore, the shareholder representatives on the Supervisory Board adopted the resolutions necessary to exercise the shareholder rights in subsidiaries of Deutsche Bank Aktiengesellschaft in accordance with Section 32 of the Co-Determination Act
(MitbestG). We supported the Management Board in the strategy work in preparation for the investor day event in
November 2025.
To address upcoming topics in a timely manner, in an extraordinary meeting on September 11, we discussed
Management Board succession planning considerations.
In our meeting on November 5 and 6, we focused on strategy. The Management Board presented not only the Group strategy, but also the business strategies and related risk strategies of the individual business divisions and infrastructure areas, including in the various regions, and of DWS, which we subsequently deliberated on with the Management Board.
Another focal point of our meeting was on the investor day event, which we advised on and discussed with the
Management Board. We also addressed succession planning topics, and based on the Nomination Committee’s recommendation, we resolved to nominate Mr. Alexander Wynaendts for re-election to the Supervisory Board for another four-year term of office by the Annual General Meeting on May 28, 2026. Mr. Alexander Wynaendts was not able to participate in this meeting for personal reasons. Furthermore, the shareholder representatives on the Supervisory Board adopted the resolutions necessary to exercise the shareholder rights in subsidiaries of Deutsche Bank Aktiengesellschaft in accordance with Section 32 of the Co-Determination Act (MitbestG). We issued our approval in principle to the issuance of capital instruments.
Attending our extraordinary meeting on December 10 were representatives of the Joint Supervisory Team of the
European Central Bank, where we discussed the outcomes from the Supervisory Review and Evaluation Process (SREP)
2025. We also addressed topics of succession planning. The Management Board reported on the reactions to the investor day event and on tech risk and the information security posture. The Management Board provided further information on the strategy and capital plan for 2026 to 2028. We resolved on the disclosure by name of our compensation experts on the Supervisory Board.
Committees of the Supervisory Board
The members of the individual committees and the changes during the financial year are specified in the Corporate
Governance Statement in the Annual Report. The Chairpersons of the respective Committee were responsible for convening these meetings, setting out and aligning the agenda for discussion and ensuring materials were prepared and shared with the members of the Supervisory Board as early as possible.
The Chairman’s Committee met 14 times during the reporting period, including five times together with the Nomination
Committee. Four meetings were conducted on-site, nine per video conference, and one as a hybrid meeting. Five ordinary and nine extraordinary meetings took place. The Chairman’s Committee addressed Management Board and
Supervisory Board matters in depth, in addition to topics and legal questions relating to corporate governance as well as ongoing topics between the meetings of the Supervisory Board. It also prepared the Supervisory Board’s meetings in plenum. Among other things, this involved handling the preparations for the dissolution of the Regulatory Oversight
Committee on May 22, 2025, and a related reassignment of its tasks to other Supervisory Board committees.
The Chairman’s Committee addressed the preparations for personnel-related changes on the Management Board in consultation with the Nomination Committee, including the adjustment of the areas of functional responsibility, the review and amendments to the extent required of the Management Board service contracts, the terms of reference the
Supervisory Board is responsible for as well as Supervisory Board-internal documents, in addition to preparations for the
Annual General Meeting.
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Deutsche Bank	Report of the Supervisory Board
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The Committee reviewed the outside directorships of the Management Board members, the assumption of costs and supporting services/benefits for current and former members of the Management Board, costs for the advisors of the
Supervisory Board and the voluntary self-commitment by all shareholder representatives on the Supervisory Board to invest a portion of their Supervisory Board compensation in shares of the bank. The Chairman’s Committee also addressed, as delegated by the Supervisory Board, the bank’s issuance of Additional Tier 1 (AT1) capital instruments.
In 2025, the Risk Committee held eight meetings – four were with physical attendance, three were hybrid meetings, and one was a video conference. Two meetings were conducted jointly with the Compensation Control Committee. As in previous years, the Risk Committee addressed periodically recurring topics such as the annual Group risk appetite statement, the bank’s resolution and recovery plans, as well as the internal process to ensure capital adequacy and an appropriate liquidity position. The Committee also focused on operational risk, which was addressed again over the course of 2025 in general and more specifically through several in-depth analyses. The topics covered included the relevant risk taxonomy, the development of a method to handle stress scenarios and metrics for the comprehensive assessment of non-financial risks, including those for the assessment of financial crime and compliance risks. The
Committee continued the assessment of the business-specific risks in the Private Bank, Corporate Bank and Investment
Bank. Furthermore, it addressed the repercussions of ongoing political and economic developments, including Germany’s political and economic situation, conflicts in international trade and the Middle East, as well as the continued impacts on the bank from developments in the commercial real estate sector. In addition, the Committee monitored the bank’s key transformation initiatives in connection with the Risk function. The Committee focused on other regulatory priorities, including the Supervisory Review and Evaluation Process (SREP) and topics in connection with third-party vendor risks.
Most recently, the Risk Committee reviewed the risk management policies and procedures and the bank’s concentration risks. Furthermore, the Committee addressed the impacts of the compensation framework on the bank’s capital, risk, liquidity and profitability situation. Since the dissolution of the Regulatory Oversight Committee in May 2025, the Risk
Committee has addressed litigation cases with the highest risks from the bank’s perspective. The Management Board also reported on its focus on the management of cyber risks.
The Audit Committee met five times in 2025. Three meetings were conducted with attendance on-site, one as a hybrid meeting and one as a video conference. The Committee supported the Supervisory Board in the monitoring of the financial reporting process and intensively addressed the Annual Financial Statements and Consolidated Financial
Statements, the interim and earnings reports well as the separate Non-Financial Report. The areas of focus included developments in the banking sector around the globe, the recognition of credit loss provisions and legal matters as well as the new requirements pursuant to the Corporate Sustainability Reporting Directive (CSRD) for Environmental, Social
and Governance (ESG) reporting. The Committee specified “end-of-life” IT applications as an area of focus for the audit, in addition to the implementation of requirements pursuant to the EU Regulation on operational resilience in the financial sector (Digital Operational Resilience Act (DORA)). Furthermore, the Committee regularly addressed the monitoring of the effectiveness of the control functions (in particular, Compliance, Anti-Money Laundering function,
Group Audit). The monitoring of the Management Board’s measures for the remediation of findings in the Know-Your-
Customer (KYC) processes was another focal point of the Committee’s work, in addition to the Findings Management program for the accelerated reduction of critical findings. Furthermore, the Audit Committee ensured it was kept informed regarding developments in connection with the Wirecard insolvency with any potential implications for the independence of the auditor of our annual and consolidated financial statements.
The Nomination Committee met a total of nine times during the reporting period, including two extraordinary meetings together with the Chairman’s Committee. Five ordinary and four extraordinary meetings took place. Four meetings were conducted on-site, and four as video conferences, and one was a hybrid meeting. The Nomination Committee extensively addressed aspects of the succession planning for the Management Board and Supervisory Board in consideration of the statutory and regulatory requirements, the position descriptions, diversity principles and the profile of requirements of the Supervisory Board. In consultation with the Chairman’s Committee, the Nomination Committee prepared proposals for the Supervisory Board’s decisions on the alignment of the Management Board to the next phase of its strategy, including amendments to the Business Allocation Plan. This involved the appointment of Mr. Raja Akram to the
Management Board with effect from January 1, 2026, and the assignment of responsibilities as Chief Financial Officer as of March 15, 2026, the renewal of Mr. Christian Sewing’s Management Board service contract until April 30, 2029, the extensions of Mr. Fabrizio Campelli’s Management Board appointment until October 31, 2028, and Mr. Claudio de
Sanctis’s until June 30, 2029, as well as the termination of the Management Board appointment of Professor Dr. Stefan
Simon, who left the bank at the end of April 30, 2025. Furthermore, the resolution was prepared on the extension of Mr.
Bernd Leukert’s Management Board appointment until June 30, 2026. The Nomination Committee addressed in-depth the profile of requirements for suitable candidates for the forthcoming elections to the Supervisory Board in each case in
2025 and 2026. In this context, it submitted proposals for the election of Dr. Klaus Moosmayer and Ms. Kirsty Roth as well as the re-election of Mr. Sigmar Gabriel and Mr. Frank Witter to the Supervisory Board by the Annual General Meeting on
May 22, 2025. The Committee also addressed the election proposals to the Annual General Meeting in 2026 and prepared the nomination of Mr. Alexander Wynaendts for another four-year term of office as Supervisory Board
Chairman. In his function as Chairman of the Nomination Committee, Mr. Alexander Wynaendts refrained from participating in the discussion of his nomination and voted to abstain on the resolution. As a result of the new elections to the Supervisory Board and the dissolution of the Regulatory Oversight Committee on May 22, 2025, adjustments to
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Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
the composition of the committees were prepared in consultation with the Chairman’s Committee. In addition, the
Committee addressed the induction programs for the new members of the Management Board and Supervisory Board, the training for the Management Board and Supervisory Board, ongoing suitability (“fit and proper”) topics as well as the regular review of our internal policies and procedures. Other topics included the advancement of diversity in the bank and at the Management Board level as well as the annual assessment of the Supervisory Board and Management Board in accordance with Section 25d (11) of the German Banking Act (KWG). The assessment for the 2024 financial year was addressed with the assistance of an external, independent advisor and the results were discussed by the Nomination
Committee and the Supervisory Board plenum in March 2025.
The Compensation Control Committee met five times in 2025, including two joint meetings with the Chairman’s
Committee. Two meetings were conducted on-site, two as hybrid meetings and one as a video conference. At its meetings, the Committee addressed in particular the monitoring of the design of the compensation systems of the
Management Board and employees and, together with the Risk Committee, assessed the effects of the compensation systems and variable compensation for the 2024 financial year on the risk, capital and liquidity situation. The
Compensation Officer presented his Compensation Control Report, which was subsequently discussed by the
Committee. The Compensation Control Committee submitted proposals to the Supervisory Board on the Management
Board members’ target compensation amounts and their appropriateness, on the objectives for 2025, and for determining the variable compensation of the Management Board for the year 2024. In light of the personnel-related changes on the Management Board, the Committee also addressed compensation decisions and the corresponding adjustment of the individual objectives. Furthermore, it dealt with regulatory developments and the remediation of regulatory findings on compensation topics and addressed, also with the support of external advisors, the examination of the existence of the preconditions for the suspension, forfeiture or claw-back of elements of variable compensation of
(former) members of the Management Board. To the extent required, it adopted resolutions and developed recommendations on resolution proposals for the Supervisory Board plenum. Another focal point was addressing the report on the compensation of the Management Board and Supervisory Board, which was to be submitted for approval by the Annual General Meeting and was subsequently to be published along with the auditor’s opinion. Following the
Annual General Meeting 2025, the Compensation Control Committee, with the support of internal functions, developed recommendations for the improvement of the transparency of the Compensation Report, which were implemented for the 2025 financial year. The Compensation Control Committee discussed and adopted a resolution proposal recommending that the Supervisory Board mandate the financial statements auditor to additionally audit the contents of the Compensation Report for 2025. Furthermore, the Committee monitored the identification of Material Risk Takers and the determination of the total amount of variable compensation for the 2024 financial year as well as the decisions on the compensation for the heads of the control functions. The Compensation Control Committee also reviewed the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures (consequence management). With the support of internal functions and external advisors, the Compensation Control Committee addressed the Supervisory Board’s compensation.
The Regulatory Oversight Committee met once in 2025. The meeting was conducted as a hybrid meeting. In this meeting, the Committee adopted the Final Report on its activities and the focal points of its monitoring and advising in the period from July 2022 to March 2025, which it subsequently handed over to the Supervisory Board for further use.
The Management Board reported on contacts with regulators with a significant relevance for the bank’s business activity, on the status of the remediation of regulatory enforcement actions and the related critical findings, the significant internal investigations and their progress, as well as the litigation cases with the highest risks from the bank’s perspective. Following the dissolution of the Regulatory Oversight Committee with effect from May 22, 2025, its responsibilities were redistributed to other Supervisory Board committees, in particular the Audit Committee, the Risk
Committee and the Compensation Control Committee, or retained at the Supervisory Board level. Please see the
“Procedures of the Supervisory Board and its committees” Section in the Corporate Governance Statement for further details.
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Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
The Strategy and Sustainability Committee conducted six meetings, including two extraordinary meetings. Three meetings were held on-site, one was a hybrid meeting and two were conducted as video conferences. At its meetings, the Committee intensively addressed the bank’s strategic transformation and regularly obtained reports from the
Management Board. Particular focal points in this context were the strategic progress made in the year 2025, the path to achieving the financial targets for the year 2026 and the planning for the following years. In this context, the Committee addressed the sustainability strategy, the progress in the key transformation initiatives as well as the ongoing development of the bank’s Target Operating Model. Another focal point of the Strategy and Sustainability Committee’s work was the sustainability strategy. This involved, among other things, addressing the progress in the implementation of the sustainability strategy, the planning for the sustainable finance and investment volumes as well as the ongoing development of the sustainability strategy based on the strategies for the Group and the business divisions. The
Committee also deliberated on the strategies for the bank’s home market, Germany, and for the global market environment. Other topics of reporting and discussion were the strategy of DWS, the digitalization strategy, the client-
centricity program and investments in the bank’s business divisions.
The Technology, Data and Innovation Committee met four times. Three meetings were conducted on-site, and one meeting was held as a video conference. The topics the Committee focused on in 2025 included, in particular, IT and cybersecurity as well as the Group-wide technology strategy and its implementation in the business divisions and infrastructure areas. In this context, the Committee received reports on the progress in modernizing and simplifying the bank’s IT infrastructure and application landscape, and it discussed the importance of technology for the business divisions and infrastructure areas. Regarding IT and cybersecurity topics, the Committee received reports on the current security situation of the bank as well as an external market view on information security. In this context, the Technology,
Data and Innovation Committee discussed current macro-trends as well as the principles and objectives of information security and cloud risk management. Furthermore, the Committee addressed in detail the significant IT risk factors for the bank and discussed the measures for and progress in reducing such risks. In addition, the Committee discussed regulatory matters relating to technology and infrastructure and received reports on the migration to the cloud, the bank’s data management and implementation of key bank-wide technology programs. Furthermore, the Technology,
Data and Innovation Committee discussed the costs of the bank’s technology area, including the material cost drivers and actions to optimize the cost base. Moreover, the Committee also addressed innovations relating to artificial intelligence and machine learning, along with their governance, responsible implementation and usage in the bank.
Meetings of the Mediation Committee, established pursuant to the provisions of Germany’s Co-Determination Act
(MitbestG), were not necessary.
XIII

Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
Participation in meetings
During the reporting period, the Supervisory Board members participated in the meetings of the Supervisory Board and of the committees in which they were members, as shown in the following. Participation was either in person or via video conference. There were no cases of participation by telephone.

No. of meetings / Participation in %	Supervisory Board				Chairman's Committee				Risk Committee				Audit Committee				Nomination Committee
Wynaendts, Alex (Chairman)	8	/	9	89%	13	/	14	93%	8	/	8	100%					9	/	9	100%
Bleidt, Susanne	9	/	9	100%									5	/	5	100%
Clark, Mayree	9	/	9	100%					8	/	8	100%					9	/	9	100%
Duscheck, Jan	9	/	9	100%					7	/	8	88%
Eifert, Manja	9	/	9	100%									5	/	5	100%
Fieber, Claudia	9	/	9	100%					3	/	3	100%	5	/	5	100%
Gabriel, Sigmar	9	/	9	100%									2	/	2	100%
Haggenmiller, Florian	9	/	9	100%
Heider, Timo	9	/	9	100%	13	/	13	100%									9	/	9	100%
Moosmayer, Klaus	5	/	5	100%					4	/	4	100%	2	/	2	100%
Roth, Kirsty	5	/	5	100%
Schulze, Frank	9	/	9	100%	14	/	14	100%									9	/	9	100%
Siebert, Gerlinde M.	9	/	9	100%					5	/	5	100%	4	/	4	100%
Slyngstad, Yngve	9	/	9	100%
Szukalski, Stephan	9	/	9	100%					8	/	8	100%	1	/	1	100%
Thain, John	7	/	9	78%
Tögel, Jürgen	9	/	9	100%
Trogni, Michele	7	/	9	78%					8	/	8	100%
Valcárcel, Dagmar	4	/	5	80%									3	/	3	100%
Weimer, Theodor	4	/	5	80%									3	/	3	100%
Winkeljohann, Norbert	9	/	9	100%	14	/	14	100%	8	/	8	100%	5	/	5	100%	9	/	9	100%
Witter, Frank	8	/	9	89%									5	/	5	100%
Total				95%				98%				99%				100%				100%

No. of meetings / Participation in %	Compensation Control Committee				Regulatory Oversight Committee				Strategy and Sustainability Committee				Technology, Data and Innovation Committee				Total
Wynaendts, Alex (Chairman)	5	/	5	100%	1	/	1	100%	6	/	6	100%	3	/	4	75%	53	/	56	95%
Bleidt, Susanne													4	/	4	100%	18	/	18	100%
Clark, Mayree									5	/	6	83%					31	/	32	97%
Duscheck, Jan	4	/	5	80%	1	/	1	100%									21	/	23	91%
Eifert, Manja													4	/	4	100%	18	/	18	100%
Fieber, Claudia									5	/	5	100%					22	/	22	100%
Gabriel, Sigmar																	11	/	11	100%
Haggenmiller, Florian									6	/	6	100%	3	/	4	75%	18	/	19	95%
Heider, Timo	3	/	3	100%	1	/	1	100%									35	/	35	100%
Moosmayer, Klaus	2	/	2	100%													13	/	13	100%
Roth, Kirsty													2	/	2	100%	7	/	7	100%
Schulze, Frank									6	/	6	100%					38	/	38	100%
Siebert, Gerlinde M.									1	/	1	100%					19	/	19	100%
Slyngstad, Yngve													2	/	2	100%	11	/	11	100%
Szukalski, Stephan					1	/	1	100%									19	/	19	100%
Thain, John									6	/	6	100%					13	/	15	87%
Tögel, Jürgen	5	/	5	100%					6	/	6	100%					20	/	20	100%
Trogni, Michele													4	/	4	100%	19	/	21	90%
Valcárcel, Dagmar	3	/	3	100%	1	/	1	100%									11	/	12	92%
Weimer, Theodor																	7	/	8	88%
Winkeljohann, Norbert	5	/	5	100%													50	/	50	100%
Witter, Frank																	13	/	14	93%
Total				97%				100%				98%				93%				97%
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Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
Corporate Governance
The composition of the Supervisory Board and its committees is in accordance with the legal requirements as well as regulatory governance standards. The European Central Bank reviewed and confirmed the professional qualifications and the personal reliability of our members within the framework of its suitability assessment. The suitability assessment covers the expertise, reliability and time available of each individual member. In addition, there was an assessment of the entire Supervisory Board’s knowledge, skills and experience that are necessary for the performance of its tasks (collective suitability). The European Central Bank’s Joint Supervisory Team and the Nomination Committee continually monitor the suitability of the Supervisory Board members.
The Chairman of the Supervisory Board and the chairpersons of all the committees coordinated their work continually and consulted each other regularly and – as required – on an ad hoc basis between the meetings in order to ensure the exchange of information necessary to capture and assess all relevant matters and risks in the performance of their tasks.
This preparation included, at times, engagement with internal functions and external stakeholders. The continual nature of dialogue between all our members and cooperation in the committees was marked by an open and trustful atmosphere both during – and outside of – meetings. Also, for the purposes of increased efficiency of the Supervisory
Board’s work, some committees held joint meetings.
The committee chairpersons provided detailed reporting at the meetings of the Supervisory Board on the work of the individual committees. Regularly before the meetings of the Supervisory Board, the representatives of the employees and the representatives of the shareholders conducted separate preliminary discussions. At the beginning or end of the meetings of the Supervisory Board and its committees, discussions were regularly held in “Executive Sessions” without the participation of the Management Board.
In accordance with our governance policies, which clearly define processes around how to engage and exchange information, the Chairman of the Supervisory Board and some of the chairpersons of the committees engaged regularly with key stakeholders. In particular for the Supervisory Board Chairman, stakeholder engagement is an important responsibility as it enhances transparency with internal and external parties concerning the Supervisory Board’s perspectives on important topics. For example, the Chairman of the Supervisory Board and some of the chairpersons of the committees engaged in discussions with representatives of various regulators and informed them about the work of the Supervisory Board and its committees and about the cooperation with the Management Board.
The Chairman and Deputy Chairman of the Supervisory Board, together with the Investor Relations department, also held discussions with investors, proxy advisors and shareholder associations. These dialogues focused on governance, compensation and strategy-related matters from the Supervisory Board’s perspective, in particular the skills, composition and succession planning for both the Supervisory Board and the Management Board. Considerations
regarding the further development of Supervisory Board compensation and the underlying compensation system’s alignment with shareholders’ interests as well as options to enhance transparency in the Compensation Report for the
Management Board were also discussed. Additional topics included the bank’s technological transformation, the further development of the corporate culture and the Supervisory Board’s assessment of progress in remediation and control processes as well as in the implementation of the Environmental, Social and Governance (ESG) strategy. The Chairman and Deputy Chairman of the Supervisory Board shared the detailed feedback with the members of the Supervisory
Board.
At several meetings of the Nomination Committee and of the Supervisory Board in plenum, we addressed the assessment prescribed by law of the Management Board and the Supervisory Board for the 2024 financial year, which also comprises the self-assessment according to the German Corporate Governance Code. The assessment took place with the assistance of an external, independent advisor. The final discussion of the results took place at a meeting of the
Supervisory Board plenum on March 13, 2025, and the results were set out in a final report. Over the further course of the year, the Nomination Committee addressed not only the follow-up topics from the assessment for the 2024 financial year, but also the format of the assessment for the 2025 financial year. In December 2025, the Nomination Committee began the assessment for the 2025 financial year, which is being carried out internally.
For further information, including on the financial experts on the Audit Committee and the compensation experts, please refer to the “Supervisory Board” Section in the Corporate Governance Statement.
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Deutsche Bank	Report of the Supervisory Board
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All representatives of shareholders on the Supervisory Board are independent. For further information regarding the independence of the Supervisory Board members in accordance with the European Sustainability Reporting Standards
(ESRS), please refer to the Section “Composition and expertise” in the Corporate Governance Statement.
The Declaration of Conformity pursuant to Section 161 of the Stock Corporation Act (AktG), which we had last issued with the Management Board in October 2024, was reissued in October 2025. The text of the Declaration of Conformity, along with a comprehensive presentation of the bank’s corporate governance, can be found in the Annual Report and on the bank’s website at https://investor-relations.db.com/corporate-governance/documents/. Our Declarations of
Conformity and Corporate Governance Statements from at least the past five years are also available there, in addition to the currently applicable versions of the Terms of Reference for the Supervisory Board and its committees as well as for the Management Board.
Training and further education measures
We held several training sessions in 2025, as in prior years, conducted by external and internal subject matter experts.
The training focused on topics including macroeconomic developments and their impacts on the bank, operating risk management, the innovative potential of artificial intelligence as well as other regulatory topics of relevance for the
Supervisory Board. Furthermore, we received an update on regulatory aspects in the USA and on the bank’s risk appetite as well as in-depth insights into regional markets.
For the new members who joined the Supervisory Board, Ms. Kirsty Roth and Dr. Klaus Moosmayer, extensive induction courses individually tailored to these members were developed and carried out to facilitate their induction into office.
Such training courses regularly include in-person meetings with members of the Management Board as well as with the heads of internal business divisions and infrastructure functions below the Management Board level. In these sessions, they present their respective areas and functions and provide an overview of current developments and challenges. In addition, there are individual training sessions that convey in-depth knowledge, among other things, of the bank’s business activities, including Environmental, Social and Governance (ESG) topics, as well as corresponding controls relating to risk management, the prevention of financial crime, and regulatory and audit-related matters.
Conflicts of interest and their handling
We continually strive to identify and prevent potential conflicts of interest on the part of our members as early as possible and arrange for their mitigation. Also, the performance of external mandates by our Supervisory Board members at other companies and management bodies is regularly reviewed for potential conflicts of interest.
In the year under review, one conflict of interest was reported:
Ms. Gerlinde Siebert abstained from the deliberations and voting on the Business Allocation Plan for the Management
Board in the meeting in July, as the amendment also directly affected her area of responsibility, i.e., “Corporate Governance”.
XVI

Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
Annual Financial Statements, Consolidated Financial Statements, and the combined
Management Report and Compensation Report
EY audited the Annual Financial Statements, including the accounting and the Combined Management Report for the
Annual Financial Statements and Consolidated Financial Statements for the 2025 financial year and issued in each case an unqualified audit opinion on March 9, 2026. The Auditor’s Reports were signed jointly by the Auditors Mr. Schreiber and Mr. Rothermel.
Furthermore, EY performed a limited assurance review of the Sustainability Statement of this Annual Report and issued a separate unqualified opinion. EY issued a separate unqualified opinion for the Compensation Report.
The Audit Committee examined the documents for the Annual Financial Statements and Consolidated Financial
Statements 2025 as well as the Sustainability Statement 2025 at its meeting on March 10, 2026. Representatives of EY provided the final report on the audit results. The Chairman of the Audit Committee reported to us on this at the meeting of the Supervisory Board. Based on the recommendation of the Audit Committee, and after inspecting the Annual
Financial Statements and Consolidated Financial Statements documents as well as the documents for the Sustainability
Statement and following an extensive discussion on the Supervisory Board as well as with the representatives of the auditor, we noted the results of the audits with approval. We determined that, also based on the final results of our inspections, there are no objections to be raised.
Today, we approved the Annual Financial Statements and Consolidated Financial Statements prepared by the
Management Board. The Annual Financial Statements are thus established. We agree to the proposal for the appropriation of distributable profit.
Personnel issues
With the conclusion of the Annual General Meeting on May 22, 2025, the terms of office of Mr. Sigmar Gabriel,
Dr. Dagmar Valcárcel, Dr. Theodor Weimer and Mr. Frank Witter ended as scheduled. In accordance with our proposal, the Annual General Meeting re-elected Mr. Sigmar Gabriel and Mr. Frank Witter and elected for the first time Ms. Kirsty
Roth and Dr. Klaus Moosmayer and as shareholder representatives to the Supervisory Board, in each case for a term of office of around four years.
We resolved to extend the Management Board appointments of Mr. Christian Sewing by four years, i.e., with effect from
May 1, 2025, until April 30, 2029; of Mr. Fabrizio Campelli by three years, i.e., with effect from November 1, 2025, until
October 31, 2028; of Mr. Claudio de Sanctis by three years, i.e., with effect from July 1, 2026, until June 30, 2029; and of
Mr. Bernd Leukert by six months, i.e., with effect from January 1, 2026, until June 30, 2026.
With regard to the position of Chief Technology, Data and Innovation Officer, given Mr. Bernd Leukert’s upcoming resignation from the Management Board on June 30, 2026, the search process for a permanent appointment as a member of the Management Board is ongoing. We are committed to a robust succession planning process to ensure continuity of leadership and effective oversight of Deutsche Bank’s technology and data agenda during this transitional phase.
Already in the last reporting period, on December 12, 2024, we had appointed Dr. Marcus Chromik as member of the
Management Board with effect from May 1, 2025, for a three-year period until April 30, 2028. He succeeded our previous
Chief Risk Officer, Mr. Olivier Vigneron, who did not extend his service contract ending on May 19, 2025.
Furthermore, on March 27, 2025, we appointed Mr. Raja Akram as member of the Management Board with effect from
January 1, 2026, for a three-year period until December 31, 2028. With effect from March 15, 2026, he is to take on the role of the present Chief Financial Officer, Mr. James von Moltke, who will not be extending his service contract ending on June 30, 2026.
Professor Dr. Stefan Simon resigned from his Management Board mandate with effect from April 30, 2025 and left the bank.
All resolutions were based on recommendations of the Nomination Committee and of the Chairman’s Committee.
XVII

Deutsche Bank	Report of the Supervisory Board
Annual Report 2025
We sincerely thank the members of the Management Board and the Supervisory Board as well as the members who left last year for their dedicated work and their constructive assistance to the company during the past years.
Furthermore, we would also like to express our deep appreciation and thanks to the bank’s employees for their great personal dedication.
Frankfurt am Main, March 11, 2026
The Supervisory Board
Alexander Wynaendts
Chairman

Deutsche Bank	Supervisory Board
Annual Report 2025

Supervisory Board

Alexander Wynaendts	Timo Heider*	Dr. Theodor Weimer
– Chairman	Emmerthal	until May 22, 2025
The Hague	Germany	Wiesbaden
Netherlands		Germany
Dr. Klaus Moosmayer
Frank Schulze*	since May 22, 2025	Frank Witter
– Deputy Chairman	Müllheim	Braunschweig
Hanau	Germany	Germany
Germany
Kirsty Roth
Professor Dr. Norbert	since May 22, 2025
Winkeljohann	Wollerau
– Deputy Chairman	Switzerland
Osnabrück
Germany	Gerlinde M. Siebert*
Frankfurt am Main
Susanne Bleidt*	Germany
Bell
Germany	Yngve Slyngstad
Oslo
Mayree Clark	Norway
New Canaan
USA	Stephan Szukalski*
Ober-Mörlen
Jan Duscheck*	Germany
Berlin
Germany	John Alexander Thain
Rye
Manja Eifert*	USA
Berlin
Germany	Jürgen Tögel*
Horgau
Claudia Fieber*	Germany
Berlin
Germany	Michele Trogni
Riverside
Sigmar Gabriel	USA
Goslar
Germany	Dr. Dagmar Valcárcel
until May 22, 2025
Florian Haggenmiller*	Madrid
Kempten (Allgäu)	Spain
Germany

* Employee representatives

Deutsche Bank	Committees
Annual Report 2025

Committees of the Supervisory Board

Chairman’s Committee	Risk Committee	Strategy and Sustainability
Alexander Wynaendts	Mayree Clark	Committee
– Chairman	– Chairperson	John Alexander Thain
Timo Heider*	Jan Duscheck*	– Chairman
Frank Schulze*	Claudia Fieber*	Mayree Clark
Professor Dr. Norbert Winkeljohann	(since October 24, 2025)	Claudia Fieber*
	Timo Heider*	(until October 24, 2025)
Nomination Committee	(since May 22, 2025)	Florian Haggenmiller*
Alexander Wynaendts	Dr. Klaus Moosmayer	Frank Schulze*
– Chairman	(since May 22, 2025)	Gerlinde M. Siebert*
Mayree Clark	Gerlinde M. Siebert*	(since October 24, 2025)
Timo Heider*	(until October 24, 2025)	Yngve Slyngstad
Frank Schulze*	Stephan Szukalski*	(since May 22, 2025)
Professor Dr. Norbert Winkeljohann	Michele Trogni	Jürgen Tögel*
	Professor Dr. Norbert Winkeljohann	Michele Trogni
Audit Committee	Alexander Wynaendts	(until May 22, 2025)
Frank Witter		Alexander Wynaendts
– Chairman	Compensation Control
Susanne Bleidt*	Committee	Technology, Data and
Manja Eifert*	Professor Dr. Norbert Winkeljohann	Innovation Committee
Claudia Fieber*	– Chairman	Michele Trogni
Sigmar Gabriel	Jan Duscheck*	– Chairperson
(since May 22, 2025)	Timo Heider*	Susanne Bleidt*
Dr. Klaus Moosmayer	(until May 22, 2025)	Manja Eifert*
(since May 22, 2025)	Dr. Klaus Moosmayer	Florian Haggenmiller*
Gerlinde M. Siebert	(since May 22, 2025)	Kirsty Roth
(until October 24, 2025)	Frank Schulze*	(since May 22, 2025)
Stephan Szukalski*	(since May 22, 2025)	Yngve Slyngstad
(since October 24, 2025)	Jürgen Tögel*	(until May 22, 2025)
Dr. Dagmar Valcárcel	Dr. Dagmar Valcárcel	Alexander Wynaendts
(until May 22, 2025)	(until May 22, 2025)
Dr. Theodor Weimer	Alexander Wynaendts	Mediation Committee
(until May 22, 2025)		Alexander Wynaendts
Professor Dr. Norbert Winkeljohann		– Chairman
Timo Heider*
Regulatory Oversight		Frank Schulze*
Committee (until May 22, 2025)		Professor Dr. Norbert Winkeljohann
Dr. Dagmar Valcárcel
– Chairperson
Jan Duscheck*
Sigmar Gabriel
Timo Heider*
Stephan Szukalski*
Alexander Wynaendts

* Employee representatives

XX

Delivering on 2025 goals sets a firm foundation to scale the Global Hausbank

FY 2025

Growth momentum

- Revenue ambition of € 32bn delivered, supported by continued business momentum
- CAGR[1] of 6.0% at the mid-point of the target range of 5.5%–6.5%, reflecting strategy execution and disciplined growth
- Revenue progress across businesses and strong profitability reinforce sustained earnings and medium-term return ambitions
- Continued franchise momentum from diversified and complementary revenue mix

0%
2.5%
5%
7.5%
10%
10.3%
RoTE[2]

Target: >10% RoTE in 2025

Disciplined execution

- € 2.5bn operational efficiencies executed, enabling self-funded transformation and flat adjusted cost base
- Continued cost discipline delivered a CIR of 64%, reflecting ongoing simplification and platform improvements
- Positive operating leverage driven by targeted resource allocation and execution of efficiency measures

€ 20.3bn
Adjusted costs

64%
CIR

Resilience

- CET1 ratio at 14.2%, slightly above the target range of 13.5%–14.0%, reflecting a solid capital position supported by organic capital generation and ongoing optimization
- € 31bn RWA optimization delivered, exceeding the target range € 25 to 30bn, strengthening capital efficiency
- RWA actions and disciplined risk management underpin the bank's resilience and capacity to support clients

14.2%
CET1 Ratio

~293bps above MDA

Sustainability

- Increased Sustainable Finance volumes by € 98bn in FY 2025 to € 471bn (cumulative since 2020)
- Delivered the largest Certified Green Loan refinancing in 2025 with AUD 3bn for Intellihub, supporting the large-scale rollout of smart meters and energy devices across Australia and New Zealand

€ 471bn
Cumulative Sustainable Finance Volumes

[1] Compound annual growth rate since 2021

XXI

Deutsche Bank	Strategy
Annual Report 2025
Strategy
Global Hausbank
Deutsche Bank’s strategic and financial roadmap for 2025 aimed to position the bank as the Global Hausbank, underpinned by strong European foundations and a broad international network. The strategy focused on achieving the
2025 financial targets and capital objectives and was built on three core pillars: risk management, sustainability and technology, priorities that have become even more important amid persistent geopolitical and macroeconomic uncertainty. By the end of 2025, the bank had met or surpassed its key financial targets and capital objectives, thereby laying a firm foundation to scale the Global Hausbank.
At the Investor Deep Dive in November 2025, Deutsche Bank announced the next phase of its strategy and financial targets and capital objectives for 2028. Having restored the bank’s profitability and strengthened its foundations, the bank’s focus will be on accelerating value creation by scaling the Global Hausbank. Deutsche Bank’s goal is to tap significant further growth potential, building on its position as the trusted partner for clients in a changing environment.
The bank’s long‑term vision is to become the European Champion in banking, marked by leadership in key business segments on a European level, market-leading returns, a deep and scaled global presence and an AI-powered and innovation-focused organization.
Deutsche Bank’s key performance indicators for 2025
Financial targets:
–Post-tax return on average tangible equity of above 10% for the Group
–Compound annual growth rate of revenues between 2021 and 2025 of 5.5% to 6.5%
–Cost/income ratio of below 65%
Capital objectives:
–Common Equity Tier 1 (CET1) capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum Distributable Amount (MDA) as a floor
–50% Total payout ratio from 2025
Progress in all areas builds strong foundations for the next phase of growth
Deutsche Bank achieved its goals on all pillars of the accelerated execution of the Global Hausbank strategy in 2025.
In terms of revenue growth, net revenues increased to € 32.1 billion in 2025, up 7% from € 30.1 billion in 2024, in line with the bank’s revenue ambition of around € 32 billion for the year. From 2021 to year end 2025, revenues grew at a compound annual rate of 6.0%, the mid-point of the bank’s target range of 5.5% to 6.5%.
On operational efficiency, Deutsche Bank completed its € 2.5 billion operational efficiency program as planned by the end of 2025. Measures included the optimization of the bank’s platform in Germany and workforce reductions, notably in non-client-facing roles.
Deutsche Bank’s capital efficiency program delivered risk-weighted assets (RWA) equivalent benefits of a cumulative
€ 31 billion by the end of 2025, above the high end of its year end 2025 target range of € 25 billion to € 30 billion. These efficiencies contributed to the bank’s year end 2025 CET1 capital ratio of 14.2%, slightly above the bank’s targeted operating range of 13.5% to 14.0%, and up from 13.8% at year end 2024.
During 2025, the bank made capital distributions in respect of 2024 of € 2.3 billion, up by around 50% from 2024. These included the dividend of € 0.68 per share, or € 1.3 billion in aggregate, and share buybacks of € 1.0 billion. For 2026,
Deutsche Bank plans to propose a dividend in respect of the 2025 financial year of € 1.00 per share, or approximately
€ 1.9 billion in aggregate, up 50% from € 0.68 per share for 2024, at the bank’s Annual General Meeting in May 2026. The bank has also secured customary authorizations for up to € 1.0 billion in further share repurchases in respect of 2025.
Together, these measures would increase cumulative capital distributions to shareholders by a further € 2.9 billion and would represent distributions in respect of 2025 consistent with the bank’s commitment to a 50% payout ratio for 2025.
Cumulative capital distributions in respect of the financial years 2021–2025, to be paid in 2022–2026, thereby amount to € 8.5 billion, exceeding the bank’s original capital distribution goal of € 8 billion.
XXI

Deutsche Bank	Strategy
Annual Report 2025
Sustainability
Sustainability is a fundamental aspect of Deutsche Bank’s strategy. In 2025, the bank continued to focus on the four pillars of its sustainability strategy: Sustainable Finance, Policies & Commitments, People & Own Operations, and
Thought Leadership & Stakeholder Engagement.
Deutsche Bank set ambitious targets to maximize its contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable Development Goals. The key targets and goals relate to the following sustainability matters:
–Deutsche Bank set new cumulative € 900 billion sustainable and transition finance target for the period from 2020 to the end of 2030, reinforcing its role as a trusted partner for the bank’s clients in the global transformation. The bank aimed to achieve a total of € 500 billion cumulative sustainable finance and ESG investments volumes from January
2020 to end of 2025 (excluding Asset Management (DWS)). By end of 2025, Deutsche Bank reached € 471 billion
(excluding Asset Management (DWS)) and increased the incremental volume from € 93 billion in 2024 to € 98 billion in
2025. Although the original target was not achieved by the end of 2025, Deutsche Bank remains committed to providing sustainable financing and ESG investment solutions to its clients and expects to surpass € 500 billion in the first half of 2026. Progress towards the original target was impacted by several factors over the period, including higher interest rates, regulatory developments as well as changes in the policy environment
–Deutsche Bank introduced a nature ambition to facilitate 300 transactions by the end of 2027, supporting biodiversity as well as ecosystem conservation and restoration in alignment with the United Nations Sustainable Development
Goals
–Deutsche Bank is committed to achieving net zero emissions by 2050. In the previous years, Deutsche Bank has set net zero targets for eight carbon-intensive sectors in its corporate loan book, with interim goals by end of 2030 and final targets by end of 2050
–Deutsche Bank planned to source 100% of its electricity from renewable sources by 2025 and has achieved this target
–In 2021, the bank committed to an aspirational goal to have women represent at least 35% of its Managing Director,
Director and Vice President population globally (excluding Asset Management) by year end 2025, known as the ’35 by
25’ program. By year end 2025, women represented 34.1% of the bank’s Managing Director, Director and Vice
President population globally, with the female representation on senior corporate titles increasing from 2021 to 2025 by 4.2 percentage points
–The bank aims to increase gender diversity at the two levels below the Management Board (MB-1 and MB-2) with a goal of 30% of positions to be held by women by year end 2025, thereby promoting equal opportunity within the
Management Board succession pipeline. The bank effectively met the goal for MB-1 and reached 28.2% at MB-2. In line with German legal requirements, the bank will retain goals beyond 2025 for the two layers below the
Management Board with a goal of 32.5% women at both MB-1 and MB-2 by year end 2026, having regard to local law
In 2025, Deutsche Bank made further progress in implementing its sustainability agenda, which has been recognized by leading ESG rating agencies. Deutsche Bank received improved ESG ratings by CDP, Standard & Poor Corporate
Sustainability Assessment and Sustainalytics and confirmed the bank’s good results at MSCI.
In 2025, Deutsche Bank published its initial Transition Finance Framework, defining clear rules for financing net zero transitions in hard-to-abate sectors. Furthermore, the bank updated its Transition Plan with the latest data and main achievements and updated the Sustainable Instruments Framework to align with relevant adjustments to the Sustainable
Finance Framework, effective from January 1, 2026.
For additional information on Deutsche Bank’s sustainability strategy as well as DWS, which sets its own sustainability strategy, please refer to the chapters “Governance” and “Sustainability Strategy” in the Sustainability Statement of this report.
XXII

Deutsche Bank	Strategy
Annual Report 2025
Scaling the Global Hausbank
The bank believes that the progress made in transforming Deutsche Bank laid a strong foundation for delivering sustainable growth through 2028. At the Investor Deep Dive in November 2025, Deutsche Bank presented its strategic and financial roadmap for the period to 2028, outlining plans to further scale the bank’s position as a Global Hausbank and setting out its financial targets and capital objectives for 2028.
Deutsche Bank’s key performance indicators for 2028
Financial targets:
–Post-tax return on average tangible equity of greater than 13% for the Group
–Cost/income ratio of below 60%
Capital objectives:
–CET1 capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum
Distributable Amount (MDA) as a floor
–60% Total payout ratio from 2026 and distribution of excess capital when CET1 capital ratio is sustainably above 14%
Accelerating value creation through three strategic levers
The next phase of Deutsche Bank’s strategy is centered around three levers: focused growth, disciplined capital management and a scalable operating model. These levers are anchored in a firm commitment to shareholder‑value‑add
(SVA) as the central steering principle, aiming at sharpening decision‑making, aligning resource allocation with value creation and strengthening a culture of accountability. Anchored in its ambition to scale the Global Hausbank, Deutsche
Bank aims to deepen client engagement and strengthen collaboration across segments to deliver its full capabilities.
Focused growth: Focused growth is a core driver of Deutsche Bank’s strategic ambition through 2028. The bank expects focused growth areas to contribute meaningfully to long term revenue expansion, targeted to deliver approximately
€ 5 billion in incremental revenues, increasing Group revenues from € 32 billion to approximately € 37 billion by 2028.
This trajectory reflects a balanced uplift across fee generating and interest sensitive activities, including roughly
€ 2.6 billion in additional net commission and fee income and € 2.3 billion in net interest income, underpinned by the structural hedge rollover, the strength of the German deposit franchise and targeted loan growth across the bank.
Growth is expected to be reinforced by more coordinated client coverage, with the Corporate Bank and Investment Bank jointly supporting corporate and institutional clients, the Private Bank and Asset Management enhancing investment and retirement solutions, and the segments contributing to a greater share of client business.
Disciplined capital management: Deutsche Bank manages capital as a strategic lever, ensuring it is deployed where returns are strongest and aligned with the bank’s SVA guiding principles. The bank’s capital strategy is grounded in disciplined balance sheet management, focused on reallocating resources toward capital accretive activities. By the end of 2028, Deutsche Bank aims to deliver a more than 100 basis point uplift in revenues over RWA (excluding operational risk RWA), supported by strengthened pricing discipline, enhanced balance sheet velocity and expanded risk transfer and securitization channels. The bank aims to maintain a CET1 capital ratio of 13.5% to 14.0%, with a 200 basis points distance to the MDA as a floor. The bank targets a 60% total payout ratio from 2026, and to distribute excess capital when its CET1 capital ratio is sustainably above 14%.
Scalable operating model: Deutsche Bank intends to strengthen the scalability and resilience of its operating model to support long-term growth and improved productivity across the Group. The bank’s objective is to deliver around 6%
operating leverage in 2028, enabled by a balanced combination of forward-looking investments and disciplined cost management. Targeted € 1.5 billion of incremental investments, including technology, artificial intelligence and business-led initiatives, are designed to unlock early efficiency gains while modernizing core platforms of the bank. These investments are expected to be more than offset by at least € 2 billion in operating efficiencies, driven by front to back process optimization, enhanced IT architecture and transformation across infrastructure functions. This approach supports a sustained improvement in the cost/income ratio with a target below 60% by 2028, while maintaining cost discipline, with expenses excluding business-led investments expected to rise only modestly.
Post-tax return on average tangible equity is a Non-GAAP financial measure. Please refer to “Supplementary financial information (Unaudited): Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based. With effect from the first quarter of 2026, Deutsche Bank will discontinue the separate reporting of adjusted costs and nonoperating costs.

Clear traction across divisions set to deliver sustainable growth and higher profitability

Corporate Bank

- With >40% revenue growth since FY 2021, Corporate Bank is well-positioned for further profitable growth
- Deposit growth across all regions, mostly offsetting the impact of lower deposit margins
- 5% growth in net commission and fee income in FY 2025, scaling the Global Hausbank model

Investment Bank

- Substantial divisional revenue and profitability increase since FY 2021
- Repositioning IBCM to expand Advisory and ECM capabilities while maintaining the strength of our Debt franchise
- Supporting clients through continued strength of FIC franchise, with client activity increasing 11% YoY

Net revenues
Noninterest expenses
Profit before tax
FY 2025
€ 32.1bn
€ 20.7bn
€ 9.7bn
Corporate Bank
Investment Bank
Private Bank
Asset Management

Private Bank

- Increased profitability reflecting growth and transformation benefits
- Noninterest expenses further decreased with 126 branches closed and 1,600 workforce reductions
- Growing AuM and continued expansion in Wealth Management

Asset Management

- As *Gateway to Europe*, offering clients attractive European investment opportunities
- Strong footprint in European ETF market attracting consistent net new assets growth
- Expanding product breadth in Xtrackers including Active ETF

Group totals: segmental contributions excluding Corporate & Other

XXIV

Deutsche Bank	Strategy
Annual Report 2025
Deutsche Bank Business segments
Corporate Bank
Corporate Bank’s capabilities in Cash Management, Trade Finance and Lending, and Trust and Securities Services will enable the bank to serve the core needs of its clients. Corporate Bank helps clients optimize their working capital and liquidity, secure global supply chains and distribution channels, and manage their risks, in close collaboration with
Foreign Exchange within the Investment Bank. Furthermore, Corporate Bank acts as a specialized provider of services to financial institutions, offering Correspondent Banking and Trust and Securities Services. Corporate Bank combined its
Trust and Agency Services and Securities Services businesses into a new unified Trust and Securities Services organization in mid 2025. Finally, Deutsche Bank provides Business Banking services to small corporate and entrepreneur clients in Germany through a standardized product suite.
In 2025, Corporate Bank continued to make progress on its strategic objectives, notably by growing net commission and fee income across all regions, while interest hedging and strong deposit growth partly offset deposit margin normalization. Corporate Bank was awarded “No. 1 Best Trade Finance Bank” by the FINANCE Banken-Survey and
“World’s Best Corporate Trust Bank” by the IJ Global Awards. Deutsche Bank believes that these awards recognize
Corporate Bank’s deep client relationships and client-centric solutions offering.
Corporate Bank’s strategy by 2028 is anchored around focused growth, strict capital discipline and a scalable operating model, supporting Deutsche Bank’s Scaling the Global Hausbank strategy. In line with the direction set out at the 2025
Investor Deep Dive, Deutsche Bank expects meaningful expansion across its core client groups: corporates, institutions as well as small and medium‑sized enterprises. The bank also aims to broaden its platforms and deliver tailored solutions that address clients’ strategic requirements. Building on its strong leadership in Germany, Corporate Bank aims to deepen its position as the trusted partner to the German and European economies, supported by fiscal expansion and strengthened collaboration across Deutsche Bank’s business segments.
Corporate Treasury Services aims to further scale its platform across core products, enabling increased density and a greater range of client offerings, while reallocating capital from sub-hurdle businesses. Institutional Client Services aims to grow its client base in collaboration with the Investment Bank, increase penetration with an extended product offering, and win back U.S. dollar market share in correspondent banking. Business Banking aims to grow its client base, especially gaining from digital sales and by leveraging artificial intelligence and data-driven automated campaigning initiatives that enable more targeted outreach and higher conversion rates.
As a transition partner, Deutsche Bank supports clients across sector value chains in achieving strategic goals, strengthening competitiveness and resilience, and managing financial operations, while integrating sustainable finance capabilities into treasury and financing activities. The bank continues to adapt its sector-aligned sustainable finance capabilities to meet evolving client needs and to enable transition across business models, facilitating progress toward net-zero objectives by combining deep industry knowledge with tailored financial solutions.
To support this ambition, Corporate Bank is building a scalable operating model that increases efficiency, enhances client delivery and positions the business for sustainable growth. The segment is investing in technology‑enabled solutions, strengthened payment capabilities and faster execution enabled by artificial intelligence and automation.
These initiatives are complemented by process redesign and platform integration to improve reliability, standardization and speed across the global franchise.
Corporate Bank aims to further leverage its extensive international network across more than 140 countries, combining global reach with deep local expertise. This approach supports seamless delivery across Corporate and Institutional Cash
Management, Trade Finance & Lending, Trust & Securities Services and Business Banking. Through scalable technology deployment and increased operational integration, Corporate Bank aims to enhance productivity, improve resilience and reinforce its competitive differentiation in an evolving market environment.
Aligned with its strategic priorities, Corporate Bank remains committed to strict capital discipline and prudent risk management, while maintaining high lending standards and preserve the quality of its loan portfolio. It plans to continue reallocating risk‑weighted assets toward portfolios with stronger shareholder-value accretion and to increase balance‑sheet velocity through expanded distribution‑led structuring and broader loan syndication. Through focused growth and a scalable platform across Corporate Treasury Services, Institutional Client Services and Business Banking,
Corporate Bank strengthens its contribution to scaling the Global Hausbank and aims to deliver sustainable growth and disciplined returns for clients and shareholders.
XXV

Deutsche Bank	Strategy
Annual Report 2025
Investment Bank
The Investment Bank is made up of two principal businesses: Fixed Income & Currencies (FIC) and Investment Banking &
Capital Markets (IBCM). Across these businesses, corporate and institutional clients are offered a comprehensive range of services encompassing financing, market making, risk-management solutions, advisory and debt and equity issuance. The segment regionally encompasses Europe, Americas and APAC/MEA.
In 2025, the Investment Bank delivered a strong performance, with a revenue increase of 9% compared to 2024, a materially increased return on equity and improved cost/income ratio. This performance reflects the execution of strategic priorities, enhancing the service offering for clients and building on the franchise development over recent years. During the year, Deutsche Bank was also named “World’s Best FX Bank” in the 2025 Euromoney FX Awards,
reaffirming the bank’s position as one of the leading banks in this market and demonstrating an enhanced offering to clients.
The Investment Bank intends to concentrate on areas of competitive strength to drive focused revenue growth across the segment. The segment is pursuing this through three complementary priorities.
One area of focus is to position IBCM to become a leading European franchise and build on German leadership and a focused global offering, with the aim of strengthening IBCM’s position in core sectors and expanding Advisory and Equity
Capital Markets capabilities, while maintaining the strength of the Debt franchise. This includes deepening corporate client relationships closely aligned with the Corporate Bank and lending, acquiring new clients to broaden industry coverage, and investing in sector and product expertise. A key priority is developing Equity distribution capability to support Equity Capital Markets growth.
In parallel, the segment expects to further invest in the FIC platform to reinforce its strong global position. In the
Americas, growth is expected to come from targeted investments in selected business lines, while capital allocation to
Financing should help offset spread compression, supported by initiatives to deepen client relationships.
Complementing these efforts, the strategy intends to further leverage the Global Hausbank by driving cross-business collaboration with the Corporate Bank to complete coverage across advisory and risk management, the Private Bank, and
Asset Management, thereby unlocking opportunities in asset origination, distribution, and joint product development.
The segment aims to harness technology and artificial intelligence to transform client service and offerings in a controlled environment. This is expected to be supported by technology investment over the next three years, delivering solutions that enhance client experience through advanced data analytics and execution. The implementation of artificial intelligence enabled automation and end-to-end process redesign should create efficiencies, enabling more time for client engagement and maintaining a competitive cost/income ratio, while strengthening control frameworks to ensure safe and sustainable scalability.
Capital is planned to be deployed selectively to support priority growth areas and to develop capital-light franchises such as Advisory and Equity Capital Markets. The segment plans to align this disciplined utilization of capital with high-
return opportunities while leveraging the segment’s capabilities and investor network to distribute risk effectively.
Finally, the Investment Bank intends to optimize the relationship lending book and enhance client level value creation through advanced analytics.
By combining focused growth in core franchises, a scalable technology driven operating model, and disciplined capital deployment, the Investment Bank reinforces its role in scaling the Global Hausbank and is positioned to deliver sustainable profitability. This strategy supports Deutsche Bank’s ambition to create long-term value for clients and shareholders through 2028 and beyond.
XXVI

Deutsche Bank	Strategy
Annual Report 2025
Private Bank
The Private Bank serves over 20 million clients across 60 markets worldwide. The Private Bank is organized into two client sectors: Personal Banking and Wealth Management (formerly Wealth Management & Private Banking). In Germany,
Personal Banking leads the market with around 18 million clients and operates through two main, complementary retail brands: Deutsche Bank as the Hausbank for financial advice and Postbank as a digital-first provider for everyday banking.
In addition, norisbank offers a fully digital banking proposition, while BHW specializes in home-finance solutions. In Italy,
Spain and India, Personal Banking supports retail and emerging affluent clients, acting as a feeder into Wealth
Management. In Germany and across international markets, Wealth Management delivers the Global Hausbank proposition to high-net-worth and ultra-high-net-worth individuals and their family offices, while also serving affluent clients in Europe.
In 2025, Personal Banking made significant progress in its transformation journey toward a digital-first, omni-channel business model by right-sizing the physical sales network, investing in modern branch formats, upgrading remote advisory, and accelerating the roll-out of digital and mobile services. A major milestone was the migration of Deutsche
Bank’s and norisbank's online, mobile, and telephone banking services to the cloud, enabling faster deployment of new digital features. These upgrades strengthened client engagement across digital channels while also supporting successful deposit campaigns.
In Wealth Management, revenues grew across both home and international markets, with robust asset gathering in investment solutions, particularly in discretionary portfolio mandates. The franchise also expanded its alternative-
investment offering, supported by the launch of a new private markets fund in collaboration with DWS and Partners
Group, a Swiss-based alternative asset manager. Commercial momentum with entrepreneurs and family-office clients remained strong, reinforced by deeper One-Bank collaboration with the Corporate Bank, the Investment Bank and DWS.
The evolution of the Wealth Management proposition was also recognized in the industry, earning 15 Euromoney ‘Best
Private Bank’ awards in 2025, including ‘Best Bank for Entrepreneurs’ for the third consecutive year, alongside regional and market-specific accolades.
Private Bank has outlined its ambitions for 2028 to enhance shareholder value through focused growth, strict capital discipline and a more scalable operating model.
Focused growth remains central to both client sectors. In Personal Banking, the deposit offering and new account models are positioned as an entry point for prospective clients, while discretionary investments and pension solutions aim to evolve customer relationships into long-term engagements. Omni-channel interaction and advisory, enriched by artificial-intelligence-driven insights, are expected to further elevate client experience. In Wealth Management, the priority is to grow client assets by expanding in core markets and deepening relationships with ultra-high-net-worth individuals, family offices and family entrepreneurs. This ambition is supported by strategic hiring, strengthened lending capabilities and an expanded suite of investment solutions.
To reinforce strict capital discipline, Personal Banking plans to free up capital through securitizations of retail loans and the optimization of portfolios that do not meet targets for shareholder-value accretion. The released capital is expected to be redeployed to self‑fund growth in Wealth Management and to accelerate investments in strategic initiatives.
Private Bank aims to streamline and scale its operating model by simplifying products, processes and IT. The plan includes consolidating legacy infrastructure into modern, cloud‑based core banking platforms and deploying agentic artificial intelligence to automate front‑to‑back workflows. In Personal Banking, the business is further optimizing its sales network by reshaping the branch footprint in line with customer preferences and advancing efficiency initiatives to support a more scalable, digitally enabled service model. Wealth Management expects to capture artificial-intelligence-
driven process and platform efficiencies across booking centers, while maintaining cost discipline and delivering a globally consistent client experience.
Through focused growth, strict capital discipline, and a scalable operating model, the Private Bank is laying the foundation for its long-term evolution to strengthen its overall contribution to the Global Hausbank.
XXVII

Deutsche Bank	Strategy
Annual Report 2025
Asset Management
Deutsche Bank’s Asset Management segment comprises the consolidated results of its 79.5%-owned, listed affiliate
DWS Group GmbH & Co. KGaA (DWS). The segment advanced Deutsche Bank’s strategy by executing on its four strategic pillars Growth, Value, Build and Reduce in 2025. At the same time, the segment prepared to apply the three levers of focused growth, strict capital discipline and a scalable operating model by 2028.
In Growth, the Passive franchise, represented by the Xtrackers brand, expanded in Europe and the U.S. with sustainable, thematic and actively managed ETFs, and Alternatives gained momentum in infrastructure and private markets. The
European Long-Term Investment Fund (ELTIF) launched by DWS, Deutsche Bank and Partners Group broadened access for investors across private equity, private credit, real estate and infrastructure, reinforcing the franchise’s strength in this area.
In Value, Asset Management delivered mature active strategies across equity and fixed income and continued to scale multi-asset solutions, focusing on resilient offerings for institutional clients and the growing importance of pensions, investment advisory and outsourced Chief Investment Officer (CIO) services.
In Build, the business advanced digitalization by developing embedded investment solutions and digital assets, establishing an Application Programming Interface (API)-driven ecosystem with distribution partners, and progressing
AllUnity’s launch of a regulated euro-denominated stablecoin.
In Reduce, capital and resources were reallocated from lower-return or sub-scale products to priority areas, supported by fund transfers, mergers and closures, enabling self-funded growth.
By 2028, Asset Management aims to support scaling the Global Hausbank by concentrating on focused growth on five priorities, strict capital discipline and a more scalable operating model.
As Gateway to Europe, Asset Management intends to accelerate infrastructure investments and expand private credit with the Corporate Bank and the Investment Bank, and aims to widen distribution through selective regional expansion and the joint development of innovative products and digital investment solutions with the Private Bank.
Top 5 in Top 5 aims to build on the market leadership in Germany, enhance the strategic partnership in China with
Harvest Fund Management and start collaborations with local players to establish scalable positions in the five largest global economies. Xtrackers benefits from its strong European footprint and thematic product demand in Asia/Pacific and the U.S., while the solutions franchise expands in the institutional channel, including third party insurance mandates.
Future of Finance is expected to advance embedded investment via an API ecosystem, develop digital-asset services including stablecoins and on-chain products, and apply artificial intelligence to portfolio construction, risk insights and operations.
Under Bullish Germany and Global Hausbank, Asset Management expects to capture home-market opportunities in
Germany and leverage Deutsche Bank’s value chain across origination, structuring and distribution.
Asset Management maintains strict capital discipline by reallocating resources toward high‑return opportunities, streamlining its product shelf and operating model, and advancing efficiency through talent optimization, automation,
AI, and near‑shoring, thereby driving scalable growth for the Global Hausbank and supporting improved earnings and cost efficiency.
The scalable operating model is designed to convert growth into earnings with discipline. Asset Management continues its strategy to optimize the platform, near-shore and internalize key functions, build enabling teams and make targeted hires in Alternatives, while broadening the Xtrackers platform and investing in data and digital capabilities. The approach is to limit additional costs despite growth so operating leverage improves the cost and income profile through 2028.

1
Combined Management Report

2	Operating and financial review
	3	Executive summary
	7	Deutsche Bank Group
	12	Results of operations
	33	Financial Position
	36	Liquidity and capital resources
38	Outlook
44	Risks and Opportunities
62	Risk Report
	64	Introduction
	65	Risk and capital overview
	70	Risk and capital framework
	80	Risk type management
	129	Risk and capital performance
202	Sustainability Statement
	204	General information
	242	Environmental information
	316	Social information
	361	Governance information
	385	Additional information
405	Employees
407	Internal Control over Financial Reporting
409	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
414	Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code
415	Standalone Parent Company information (HGB)

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary

Operating and financial review
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes. This operating and financial review includes qualitative and quantitative disclosures on segment results of operations and entity-wide disclosures on net revenue components of Deutsche Bank as required by International
Financial Reporting Standard (IFRS) 8, “Operating Segments”. For additional business segment disclosure under IFRS 8, please refer to Note 04 “Business segments and related information” of the consolidated financial statements. Forward-
looking statements are disclosed in the section “Outlook” in this report. The wording conventions and the numerical ranges underlying them which are used to describe trends in the section “Operating and financial review” differ from those applied in the section “Outlook”, for which the bank applies new ranges prospectively.

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary

Executive summary
The statements in the following section are based on latest available forecasts and assumptions at the time of preparation. Actual developments may differ from these expectations.
Global economy

Economic growth (in %)¹	2025[2]	2024[3]	Main driver
Global Economy	3.4	3.4
In 2025, the global economy maintained a stable growth trajectory; progress in trade negotiations between the U.S. and its key trading partners, along with selective tariff reductions, contributed to a marked decline in trade policy uncertainty; at the same time, easing inflationary pressures supported household consumption and provided central banks with scope to implement further interest rate cuts

Of which: Developed countries	1.8	1.7
Developed countries benefited from the negotiated trade compromises, which helped reduce overall policy uncertainty; although GDP growth rates varied across countries, inflation moderated in most markets. In this environment, several central banks continued to lower their key policy rates from previously restrictive levels

Emerging Markets	4.5	4.5
Emerging Markets demonstrated stronger‑than‑expected resilience to adverse growth and trade shocks arising from U.S. tariff measures; the combination of subdued inflation and a moderation in U.S. dollar strength provided several central banks with additional scope to ease monetary policy; furthermore, improved external fiscal impulses and lower energy prices offered further support to overall economic activity

Eurozone Economy	1.5	0.8
Despite persistent external trade headwinds, the Eurozone economy continued to post robust growth, supported by resilient domestic demand; nonetheless, GDP growth rates varied across regions; inflation trended downwards towards the ECB's 2% target, thus, the ECB was able to maintain its deposit rate unchanged at a neutral level in the second half of the year

Of which: German economy	0.2	(0.5)
The German economy continued to face competitive disadvantages in foreign trade;
while the expansionary fiscal stance provided some initial positive impetus, domestic demand remained subdued; moderating inflation supported private consumption;
however, overall sentiment continued to be weak; the cooling of the robust labor market has slowed

U.S. Economy	2.2	2.8
In the U.S., federal government shutdown dampened economic activity in the second half of the year; nevertheless, investment, particularly in AI‑related technologies, provided meaningful support to growth; reductions in food import tariffs contributed to easing inflationary pressures; in light of emerging labour market risks, the Federal
Reserve proceeded with further reductions of its key policy rate despite inflation remaining above target

Japanese Economy	1.2	(0.2)
The impact of U.S. tariff measures on the Japanese economy remained limited, and business sentiment continued to be robust; an increase in real employee compensation supported the recovery in private consumption; inflation, however, remained elevated, driven primarily by rising food prices; against this backdrop, the Bank of Japan proceeded to tighten its monetary policy stance

Asian Economy[4]	5.5	5.2
GDP growth in Asian economies was supported primarily by strong economic momentum in India, complemented by additional contributions from China; inflation declined noticeably across several economies, which bolstered private consumption and provided scope for certain central banks to implement further reductions in policy interest rates

Of which: Chinese Economy	5.0	5.0
China met its official growth target, although momentum slowed over the year, largely due to policy measures aimed at curbing overcapacity and excessive competition; the government's efforts to stimulate purchases of durable consumer goods also lost effectiveness over time

1Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2Sources: Deutsche Bank Research
3Some economic data for 2024 were revised by public statistics authorities. As a result, this data may differ from that previously published
4Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Taiwan, Thailand and Vietnam; excludes Japan

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary

Banking Industry

	Dec 31, 2025
Growth year on year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone	2.0	2.6	3.2	3.0
Buoyed by lower interest rates and stronger economic
growth, both retail and corporate lending have picked
up significantly over the course of the year, the former
even more than the latter; However, growth rates did
not yet exceed inflation to a meaningful extent; By
contrast, deposits from households as well as firms
largely maintained their momentum throughout 2025
and kept expanding at a robust pace

Of which: Germany	0.7	1.9	2.4	2.8
Private-sector credit dynamics have improved during
2025, with households more than with companies due
to interest rate tailwinds in the mortgage business;
Sluggish lending to firms may be the result of various
factors impacting investment sentiment – from trade
policy uncertainty to worries about Germany lacking
international competitiveness, and transition
challenges; Demand for credit rose in recent quarters,
according to the bank lending survey; Growth remains
higher in deposits from corporate and retail customers
than in loans, despite a slowdown after the surge in
2024

U.S.[1]	3.3	2.8	4.2[1]	4.2[1]
Lending to the corporate as well as household sectors
gained further traction as the year progressed;
Nevertheless, the expansion is now only in line with
inflation, i.e., the private sector is not deleveraging any
more; Total deposit momentum accelerated
substantially, bolstered by interest rates staying on an
elevated level

China	9.0	0.5	3.7	9.7
Corporate lending maintained its robust pace in 2025,
which nevertheless is the lowest since before the
pandemic; By contrast, retail lending has come to a
standstill and is the weakest on record (covering nearly
two decades); On the deposit side, business with
households continues to flourish, while it has picked up
moderately with corporates, following a mild
contraction in the prior year

1Total U.S. deposits as segment breakdown is not available
The global Investment Banking & Capital Markets fee pool increased by 12% to € 92 billion in 2025, making it the second‑highest investment banking fee pool in the bank’s internal record, after 2021. This marked the second consecutive year of double‑digit growth following the market downturn in 2022 and 2023, with the 2025 fee pool standing 43% above 2023 levels. The Mergers & Acquisitions (M&A) fee pool was the primary driver of growth, reaching
€ 37 billion, marginally below the 2021 peak, and contributing € 5.3 billion of the € 9.7 billion total increase. Within M&A, activity in “mega” deals exceeding € 10 billion rose sharply, with announced volumes more than doubling. Equity capital markets, leveraged debt capital markets and debt capital markets also recorded higher fee pools, rising by 16%, 7% and
8% respectively, and together contributing the remaining € 4.4 billion increase. Regionally, the global fee pool shifted away from Europe, Middle East and Africa (EMEA), which grew by 3%, towards the U.S. and Asia-Pacific (APAC), which recorded growth of 14% and 16%, respectively. The United Kingdom & Ireland region continued to lag global trends, with its fee pool declining by 2%. Global Sponsor activity increased by 6%, although corporate activity rose by a higher amount at 14%. However, a 46% increase in announced Sponsor M&A volumes suggests a more constructive environment for private equity heading into 2026. In Fixed Income, revenue pools remained at elevated levels in 2025, and Deutsche
Bank’s assessment is that they increased further compared to the previous year. Foreign exchange activity is expected to have risen across the ten most‑traded currencies globally, supported by heightened volatility in the first half of the year and broader growth in derivative activity. Rates revenues increased materially, reflecting strong client demand and a more supportive market environment, and Emerging Markets revenues also improved year on year. In Credit Trading, performance has been broadly in line with the prior year, with markets recovering strongly in the second half of 2025 following the reaction to U.S. tariff policy in the second quarter of 2025. In Financing, client demand remained robust, supporting the expectation of a revenue pool above the prior‑year level.

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary

Deutsche Bank performance
Deutsche Bank’s net profit was € 7.1 billion in 2025, up from € 3.5 billion in 2024. This year-on-year development reflected strong operational performance in 2025 and the non-recurrence of specific litigation items which negatively impacted 2024. Provision for credit losses was € 1.7 billion in 2025, down 7% from € 1.8 billion in 2024, or 36 basis points of average loans.
During 2025, the bank made capital distributions in respect of 2024 of € 2.3 billion, up by around 50% from 2024. These included the dividend of € 0.68 per share, or € 1.3 billion in aggregate, and share buybacks of € 1.0 billion. For 2026,
Deutsche Bank plans to propose a dividend in respect of the 2025 financial year of € 1.00 per share, or approximately
€ 1.9 billion in aggregate, up 50% from € 0.68 per share for 2024, at the bank’s Annual General Meeting in May 2026. The bank has also secured customary authorizations for up to € 1.0 billion in further share repurchases in respect of 2025.
Together, these measures would increase cumulative capital distributions to shareholders by a further € 2.9 billion and would represent distributions in respect of 2025 consistent with the bank’s commitment to a 50% payout ratio for 2025.
Cumulative capital distributions in respect of the financial years 2021–2025, to be paid in 2022–2026, thereby amount to € 8.5 billion, exceeding the bank’s original capital distribution goal of € 8 billion.
Profit before tax was € 9.7 billion for the full year 2025, up 84% from € 5.3 billion in 2024. Revenues grew by 7% year on year to € 32.1 billion. Noninterest expenses were € 20.7 billion, down 10%, and included € 0.4 billion in nonoperating costs compared to € 2.6 billion in 2024. Adjusted costs, which exclude nonoperating costs, were down 1% to € 20.3 billion.
The cost/income ratio was 64% compared to 76% in 2024. Post-tax return on average shareholders’ equity was 9.3%, compared to 4.2% in the prior year. Post-tax return on average tangible shareholders’ equity was 10.3% in 2025, compared to 4.7% in 2024. The year-on-year development in both ratios reflected the strong operational performance achieved in 2025 as well as lower restructuring and severance charges and the non-recurrence of specific litigation items compared to 2024.
Group Key Performance Indicators

Financial targets	Financial targets and capital objectives 2025	Status end of 2025	Status end of 2024
Post-tax return on average tangible shareholders’ equity¹	Above 10.0%	10.3%	4.7%
Compound annual growth rate of revenues from 2021[2]	5.5% to 6.5%	6.0%	5.8%
Cost/income ratio[3]	Below 65%[4]	64.4%	76.3%
Capital objectives
Common Equity Tier 1 capital ratio[5]	13.5 to 14.0%[6]	14.2%	13.8%
Payout ratio[7]	50%[8]	47%[9]	86%
1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited):
Non-GAAP Financial Measures” of this report
2Twelve months period until the end of the respective reporting period compared to full year 2021
3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4Target ratio until December 31, 2025
5Further details on the calculation of this ratio are provided in the Risk Report in this report
6Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold
7Distributions in form of common share dividends and share buybacks in relation to Profit (loss) attributable to Deutsche Bank shareholders. Beginning with the fourth quarter of 2025, the payout ratio will be presented under the respective financial year to which distributions relate to. This represents a change in presentation only and does not affect the underlying calculation
8In respect of financial year 2025
9Expected distributions in 2026 in respect of financial year 2025, including the proposed dividend per share of € 1.00 and a share buyback of € 1.0 billion, for which the bank secured the customary authorizations, in relation to Profit (loss) attributable to Deutsche Bank shareholders of financial year 2025
Net revenues were € 32.1 billion in 2025, up 7% year on year. Net commission and fee income grew 5% to € 10.9 billion, while net interest income in key segments of the banking book remained resilient at € 13.7 billion, up 2%, reflecting higher deposit volumes. Compound annual revenue growth since 2021 was 6.0% through the end of 2025, at the mid-
point of the bank’s target range of 5.5% to 6.5% for the period from 2021 to 2025.
Provision for credit losses was € 1.7 billion in 2025, or 36 basis points of average loans, a decrease of 7% from
€ 1.8 billion, or 38 basis points of average loans, in 2024, despite elevated macroeconomic and geopolitical uncertainty and ongoing headwinds in Commercial Real Estate.
Noninterest expenses were € 20.7 billion in 2025, down 10% year on year. This development was primarily driven by a decrease in nonoperating costs to € 0.4 billion, down 86%, from € 2.6 billion in 2024, which largely reflected the non-
recurrence of specific litigation items as well as lower restructuring and severance charges compared to 2024. Adjusted costs were € 20.3 billion, down 1% compared to the prior year. Higher variable compensation expenses, reflecting the bank’s performance, were offset by cost reductions in IT, professional services and other expenses.

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary

Income tax expense was € 2.6 billion in 2025, compared to € 1.8 billion in the prior year. The effective tax rate of 27% in
2025 was positively impacted by the German Tax Reform and the geographical mix of income, compared to 34% in 2024, which was mainly affected by litigation charges that were non-tax deductible.
Common Equity Tier 1 capital ratio was 14.2% at the end of 2025, slightly above the bank’s operating target range of
13.5% to 14.0%, and up from 13.8% at the end of 2024. Organic capital generation from increased profitability offset the combined impacts of higher capital distributions and coupon payments, regulatory impacts and business growth during the year.
Adjusted costs, nonoperating cost, net interest income in the key banking book segments, and post-tax return on average tangible shareholders’ equity are Non-GAAP financial measures. Please refer to “Supplementary Information
(Unaudited): Non-GAAP Financial Measures” of this Annual Report for the definitions of such measures and reconciliations to the IFRS measures on which they are based. With effect from the first quarter of 2026, Deutsche Bank will discontinue the separate reporting of adjusted costs and nonoperating costs.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Deutsche Bank Group
Deutsche Bank’s Organization
Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany and one of the largest financial institutions in the world, as measured by total assets of € 1,435 billion as of December 31, 2025. As of that date, the bank had 89,879 full-time equivalent internal employees and operated in 55 countries with 1,179 branches, of which
64% were located in Germany.
Deutsche Bank Value Chain
Deutsche Bank’s business model considers impacts, risks and opportunities in relation to Environmental, Social and
Governance matters along the bank’s value chain, which comprises its upstream value chain, its own operations and its downstream value chain. The following chart illustrates Deutsche Bank’s value chain and describes its components.
Intangible resources
The most important intangible resources for Deutsche Bank's business model from an economic point of view are its customer relationships and its workforce. Other important intangible resources are the bank's brand name and its data and software. When required by IFRS, intangible resources are recognized in the balance sheet and described in the consolidated financial statements.
Impacts, risks and opportunities for the bank’s material topics in relation to sustainability are described in the
“Sustainability Statement”.
Deutsche Bank’s organizational model
As of December 31, 2025, the bank was organized into the following business segments:
–Corporate Bank
–Investment Bank
–Private Bank
–Asset Management
–Corporate & Other

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Deutsche Bank has a country and regional organizational layer to facilitate a consistent implementation of global strategies.
The bank has operations or dealings with existing and potential customers in most countries in the world. These operations and dealings include working through:
–Subsidiaries and branches
–Representative offices
–One or more representatives assigned to serve customers
Capital expenditures or divestitures related to the business segments are included in the respective corporate division overview below.
Management structure
The Management Board has structured the Group as a matrix organization, comprising business segments and infrastructure functions operating in legal entities and branches across geographic locations.
The Management Board is responsible for the management of the company in accordance with the law, the Articles of
Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees and other company-related stakeholders. The Management Board manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all entities and branches.
The Management Board decides on all matters prescribed by law and the Articles of Association and ensures compliance with the legal requirements and internal guidelines (compliance) and also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, as well as corporate control and a properly functioning business organization. The members of the
Management Board are collectively responsible for managing the bank’s business.
The allocation of functional responsibilities to the individual members of the Management Board is described in its
Business Allocation Plan, which sets the framework for the delegation of responsibilities to senior management below the Management Board. The Management Board endorses individual accountability of senior position holders as opposed to joint decision-taking in committees. At the same time, the Management Board recognizes the importance of having comprehensive and robust information across all businesses in order to take well informed decisions. Governance fora are established across the bank with the purpose of providing the necessary information to support the accountable individuals in their decision-making process.
Corporate Bank
Corporate division overview
Corporate Bank is primarily focused on serving corporate clients, including the German “Mittelstand”, larger and smaller sized commercial and business banking clients in Germany as well as multinational companies. The division also provides financial institutions with certain transaction banking services. Corporate Bank reports revenues based on three client categories: Corporate Treasury Services, Institutional Client Services and Business Banking.
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
Corporate Bank is a global provider of cash management, lending, trade finance, trust and securities services, and risk management solutions. Cash management services include integrated payments and FX solutions. Trade finance and lending offering spans from documentary and guarantee business to structured trade finance and lending. Trust and securities services cover depository receipts, corporate trust, document custody and securities services. Focusing on the finance departments of corporate and commercial clients and financial institutions in Germany and across the globe, its holistic expertise and global network allow the bank to offer integrated solutions.
In addition to Corporate Bank’s product suite, coverage teams provide clients with access to the expertise of Investment
Bank.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Distribution channels and marketing
The corporate coverage function of Corporate Bank focuses on international mid and large corporate clients and is organized into three units: Global Coverage, MidCorps Coverage and Risk Management Solutions. Coverage includes multi-product generalists covering headquarter level and subsidiaries via global, regional and local coverage teams for multinational companies. MidCorps Coverage includes multi-product generalists with a special focus on medium sized enterprises. Risk Management Solutions includes Foreign Exchange, Emerging Markets and Rates product specialists.
This unit is managed regionally in Asia Pacific, Middle East & Africa, Americas and Europe to ensure close connectivity to clients.
Corporate clients are served out of all three of the Corporate Bank’s client categories. Corporate Treasury Services covers mid and large corporate clients across two brands, Deutsche Bank and Postbank, and offers the whole range of solutions across cash, trade financing, lending and risk management for the corporate treasurer. Institutional Client
Services comprises of Cash Management for institutional clients and Trust and Securities Services. Business Banking covers small corporates and entrepreneur clients and offers a largely standardized product suite and selected contextual-banking partner offerings (e.g., accounting solutions).
Investment Bank
Corporate division overview
Investment Bank combines Deutsche Bank’s Fixed Income & Currencies and Investment Banking & Capital Markets
(renamed in the fourth quarter of 2025 from “Origination & Advisory”) businesses, as well as Deutsche Bank Research and
Other. The Investment Bank focuses on its traditional strengths in these markets, bringing together wholesale banking expertise across risk management, sales and trading, investment banking and infrastructure. This enables the Investment
Bank to align resourcing and capital across its client and product perimeter to effectively support the bank’s strategic goals.
In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis
Corporation Plc (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. After the initial purchase price allocation, goodwill of € 233 million related to the transaction was identified. Deutsche Bank assigned the identified goodwill to the Investment Bank cash generating unit (CGU). Given the value of the Investment Bank CGU, the goodwill was considered impaired and written off in the fourth quarter of 2023.
There have been no significant divestitures since January 1, 2023.
Products and services
Fixed Income & Currencies is split into two sub-categories: “Fixed Income & Currencies: Financing”, which provides comprehensive, customized financing solutions across industries and asset classes; and “Fixed Income & Currencies:
Markets” (renamed in the fourth quarter of 2025 from “Fixed Income & Currencies: Ex-Financing”), which combines institutional sales, trading and structuring expertise across Foreign Exchange, Rates, Emerging Markets and Credit
Trading. The Fixed Income & Currencies business operates globally and provides both corporate and institutional clients liquidity, market making services and a range of specialized risk management solutions across a broad range of Fixed
Income & Currencies products. The application of technology and continued innovation of the transaction lifecycle processes is enabling Deutsche Bank to increase automation/electronification in order to respond to client and regulatory requirements.
Investment Banking & Capital Markets is responsible for the bank’s Mergers and Acquisitions business and Capital
Markets businesses across Debt and Equity. The IBCM franchise comprises regional and industry-focused product and coverage teams, leveraging senior relationships to deliver a range of advisory and financial products and services to the bank’s clients in partnership with the Fixed Income & Currencies franchise and other divisions of the bank.
Distribution channels and marketing
Coverage of the Investment Bank’s clients is provided principally by three groups working in conjunction with each other:
The Institutional Client Group, which houses the debt sales team, Investment Banking Coverage within Investment
Banking & Capital Markets and Risk Management Solutions in Corporate Bank, which covers capital markets and treasury solutions. The close cooperation between these groups helps to create enhanced synergies leading to increased cross selling of products/solutions to clients.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Private Bank
Corporate division overview
Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. The international businesses also focus on commercial clients in selected markets. Private Bank is organized along the client sectors
Wealth Management (renamed in the fourth quarter of 2025 from Wealth Management & Private Banking) and Personal
Banking.
This client-centric approach reflects the aim to serve clients in a more targeted and effective way across the Private
Bank. Wealth Management combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international markets. The client sector Personal Banking serves retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management client sector).
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
Private Bank’s offers a range of payment and account services, credit and deposit products as well as investment advice.
These offerings include products which provide its clients access to Sustainable Finance lending and ESG investment solutions based on specified classification and due diligence methodologies including ESG strategies, ratings and exclusion criteria.
Personal Banking Germany pursues a differentiated, customer-focused approach with two strong and complementary main brands: Deutsche Bank and Postbank. The Deutsche Bank brand provides private customers with banking and financial products and services, including individualized advisory solutions. The Postbank brand focuses on offering retail customers standard products and daily retail banking services supported by direct banking capabilities. In cooperation with Deutsche Post DHL AG, the retail bank in Germany also offers postal and parcel services in selected Postbank branches. In the international markets of Italy, Spain and India, the bank provides retail customers with daily banking services as well as investment advisory solutions.
Wealth Management globally offers private banking, high-net-worth and ultra-high-net-worth clients bespoke and sophisticated services in planning, managing and investing wealth, financing personal and business interests and servicing institutional and corporate needs.
Distribution channels and marketing
Private Bank pursues an omni-channel approach, enabling customers to choose flexibly among different ways to access services and products.
The distribution channels include branch networks, supported by advisory and customer call centers, self-service terminals and digital offerings, such as online and mobile banking. Private Bank also collaborates with self-employed financial advisors and other sales and cooperation partners, including Business-to-Business-to-Consumer partners in
Germany. For Wealth Management clients, the Private Bank deploys a client coverage team model with relationship and investment managers supported by client service executives, who assist with wealth management services and open-
architecture products. In Germany, Deutsche Oppenheim Family Office AG provides family office services, discretionary funds and advisory solutions.
Expanding digital capabilities remains a strong focus across the businesses, as client behavior continues to shift towards digital channels. The Private Bank will continue optimizing its omni-channel mix to provide customers with the most convenient access to products and services.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Asset Management
Corporate division overview
With € 1,085 billion of assets under management as of December 31, 2025, the Asset Management division, which operates under the brand DWS, aspires to be a leading asset manager. DWS serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. These clients include large government institutions, corporations and foundations as well as individual investors. As a regulated asset manager,
DWS acts as a fiduciary for its clients. Responsible investing has been an important part of DWS’s heritage for decades, and DWS is committed to acting and investing in its clients’ best interest.
Deutsche Bank Group retains 79.5% ownership interest in DWS, and asset management remains a core business for the
Group. The shares of DWS are listed on the Frankfurt stock exchange.
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
DWS offers individuals and institutions access to investment capabilities across all major asset classes in Active, Passive including Xtrackers range and Alternatives. In addition, DWS’s solution strategies are targeted to client needs that cannot be addressed by traditional asset classes alone.
Distribution channels and marketing
DWS product offerings are managed by a global investment platform and distributed across EMEA, the Americas and
Asia Pacific through a single global distribution network. DWS also leverages third-party distribution channels, including other divisions of Deutsche Bank Group.
Infrastructure
The Infrastructure functions perform control and service activities for the businesses, including tasks relating to Group-
wide, cross-divisional resource-planning, steering and control, as well as tasks relating to risk, liquidity and capital management.
The Infrastructure functions are organized into the following areas of responsibility linked to a dedicated member of the
Management Board:
–Chief Executive Office
–Chief Financial Office
–Chief Risk Office
–Chief Operating Office
–Compliance & Anti-Financial Crime
–Chief Technology, Data and Innovation
Infrastructure also includes Communications & Corporate Social Responsibility, Chief Sustainability Office, Group Audit,
Group Governance, Legal, Global Procurement, Global Real Estate, Human Resources and Investor Relations.
Significant capital expenditures and divestitures
Information on each business segment’s significant capital expenditures and divestitures for the last three financial years has been included in the above descriptions of the corporate divisions.
Since January 1, 2023, there have been no public takeover offers by third parties with respect to Deutsche Bank’s shares.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Results of operations
Consolidated results of operations
The following discussion and analysis should be read in conjunction with the consolidated financial statements.
Condensed consolidated statement of income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net interest income	15,691	13,065	13,602	2,626	20	(536)	(4)
Provision for credit losses	1,707	1,830	1,505	(123)	(7)	325	22
Net interest income after provision for credit losses	13,985	11,235	12,097	2,749	24	(861)	(7)
Net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,160	5,987	4,947	(826)	(14)	1,040	21
Net gains (losses) on financial assets at fair value through other comprehensive income	49	48	—	1	2	49	N/M
Net gains (losses) on financial assets at amortized cost	9	(11)	(96)	20	N/M	85	(89)
Net income (loss) from equity method investments	(6)	12	(38)	(18)	N/M	49	N/M
Other income (loss)	300	619	1,259	(319)	(52)	(640)	(51)
Total noninterest income	16,404	17,027	15,277	(623)	(4)	1,750	11
Memo: Total net revenues	32,096	30,092	28,879	2,003	7	1,214	4
Compensation and benefits	11,813	11,731	11,131	82	1	601	5
General and administrative expenses	8,860	11,243	10,112	(2,383)	(21)	1,131	11
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	(15)	(3)	220	(12)	N/M	(223)	N/M
Total noninterest expenses	20,658	22,971	21,695	(2,313)	(10)	1,276	6
Profit (loss) before tax	9,731	5,291	5,678	4,439	84	(387)	(7)
Income tax expense (benefit)	2,592	1,786	787	805	45	1,000	127
Profit (loss)	7,139	3,505	4,892	3,634	104	(1,387)	(28)
Profit (loss) attributable to noncontrolling interests	208	139	119	69	50	19	16
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	6,931	3,366	4,772	3,565	106	(1,406)	(29)
Profit (loss) attributable to additional equity components	809	668	560	141	21	108	19
Profit (loss) attributable to Deutsche Bank shareholders	6,122	2,698	4,212	3,424	127	(1,514)	(36)
N/M – Not meaningful

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net interest income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Total interest and similar income	44,458	49,358	44,074	(4,900)	(10)	5,284	12
Total interest expenses	28,767	36,292	30,472	(7,526)	(21)	5,820	19
Net interest income	15,691	13,065	13,602	2,626	20	(536)	(4)
Average interest- earning assets[1]	1,035,966	996,118	970,924	39,848	4	25,194	3
Average interest- bearing liabilities[1]	848,836	797,143	735,576	51,693	6	61,567	8
Gross interest yield[2]	4.29%	4.95%	4.52%	(0.66)ppt	(13)	0.43ppt	10
Gross interest rate paid[3]	3.38%	4.54%	4.12%	(1.16)ppt	(26)	0.42ppt	10
Net interest spread[4]	0.90%	0.40%	0.40%	0.50ppt	125	0.00ppt	—
Net interest margin[5]	1.51%	1.31%	1.40%	0.20ppt	15	(0.09)ppt	(6)
ppt – Percentage points
1Average balances for the year calculated based on month-end balances
2Gross interest yield as the average interest rate earned on average interest-earning assets
3Gross interest rate paid as the average interest rate paid on average interest-bearing liabilities
4Net interest spread as the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-
bearing liabilities
5Net interest margin as net interest income as a percentage of average interest-earning assets
2025
Net interest income was € 15.7 billion in 2025, an increase of € 2.6 billion, or 20% compared to 2024. Lower interest income on assets, mainly driven by the lower interest rate environment, was more than offset by lower interest expenses on deposits, further supported by positive hedge effects. Net interest income included no interest expenses under the
Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2025, whereas 2024 included interest expenses of
€ 144 million under this program. Overall, the bank’s net interest margin was at 1.5% in 2025, up 20 basis points compared to the prior year.
2024
Net interest income was € 13.1 billion in 2024, a decrease of € 536 million compared to 2023, primarily driven by a further normalization of the interest rate environment and the discontinuation of the minimum reserve remuneration. Net interest income included interest expenses of € 144 million under the Targeted Long-Term Refinancing Operation III
(TLTRO III) program in 2024, whereas 2023 included interest expenses of € 741 million under this program. Overall, the bank's net interest margin was at 1.3% in 2024, down 9 basis points compared to the prior year.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Trading income	5,335	5,894	4,878	(559)	(9)	1,016	21
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	160	(65)	217	225	N/M	(282)	N/M
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)	(492)	N/M	306	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,160	5,987	4,947	(826)	(14)	1,040	21
N/M – Not meaningful
2025
Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 5.2 billion in 2025, compared to
€ 6.0 billion in 2024, reflecting a decrease of € 826 million, or 14%. The decrease was primarily driven by negative impacts from interest rate hedges in Corporate & Other as well as changes in the market valuation of derivatives in the
Investment Bank. In addition, changes in valuation adjustments mainly on guaranteed funds in Asset Management, which had a corresponding offset in other income, contributed to the decrease. These effects were partly offset by increased mark-to-market impacts from hedge activities in the Corporate Bank and Private Bank.
2024
Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 6.0 billion in 2024, compared to
€ 4.9 billion in 2023, reflecting an increase of € 1.0 billion, or 21%. The increase was primarily driven by positive impacts from interest rate hedges in Corporate & Other. Asset Management benefited from positive valuation adjustments primarily on guaranteed funds, which had a corresponding offset in other income. These gains were partly offset by changes in the market valuation of derivatives in the Investment Bank.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
The bank’s trading and risk management activities include interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments at fair value through profit or loss
(i.e., coupon and dividend income) and the costs of funding net trading positions are part of net interest income. The bank’s trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies.
In order to provide a more business focused discussion, the following table presents net interest income and net gains
(losses) on financial assets/liabilities at fair value through profit or loss by business segments.

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net interest income	15,691	13,065	13,602	2,626	20	(536)	(4)
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	5,160	5,987	4,947	(826)	(14)	1,040	21
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,852	19,052	18,549	1,800	9	504	3

Breakdown by business segments:[1]
Corporate Bank	4,669	4,946	5,193	(277)	(6)	(247)	(5)
Investment Bank	9,308	8,368	7,976	939	11	393	5
Private Bank	6,470	5,998	6,377	472	8	(379)	(6)
Asset Management	180	269	(11)	(89)	(33)	280	N/M
Corporate & Other	225	(529)	(986)	755	N/M	457	(46)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,852	19,052	18,549	1,800	9	504	3
N/M – Not meaningful
Prior years’ comparatives aligned to presentation in the current year
1This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss; for a discussion of the business segments’ total revenues by product please refer to Note 04 “Business Segments and related information” of this report
2025
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 20.9 billion in 2025, compared to € 19.1 billion in 2024. The increase of € 1.8 billion, or 9%, compared to the prior year was mainly driven by higher net interest income. The Investment Bank recorded an increase of € 939 million, primarily driven by volume growth combined with stronger lending income in FIC, specifically in Foreign Exchange and
Emerging Markets. In the Private Bank, net interest income and net gains (losses) increased by € 472 million, mainly due to higher deposit volumes and increased mark-to-market impacts from hedge activities, which had a partial offsetting effect in other income. Net interest income and net gains (losses) in Asset Management decreased by € 89 million, reflecting valuation adjustments primarily on guaranteed funds being offset in other income. In the Corporate Bank, net interest income and net gains (losses) decreased by € 277 million, as interest rate hedging, growth in business volumes and favorable changes in the market valuation of derivatives were more than offset by margin normalization and foreign exchange movements. The overall increase was supported by Corporate & Other, which recorded a net interest income and net gains (losses) of € 225 million, an improvement of approximately € 755 million, primarily benefiting from positive impacts from interest rate hedges.
2024
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 19.1 billion in 2024, compared to € 18.5 billion in 2023. The increase of € 0.5 billion, or 3%, compared to the prior year was mainly driven by higher net gains on financial assets/liabilities at fair value through profit or loss. The
Investment Bank recorded an increase of € 393 million, primarily driven by higher net interest income partly offset by lower net gains on financial assets/liabilities mainly from a lower mark-to-market from derivatives in FIC Markets. Net interest income and net gains (losses) in Asset Management increased by € 280 million, reflecting a more favorable valuation adjustment primarily on guaranteed funds with offset in other income. In the Private Bank, net interest income and net gains (losses) decreased by € 379 million, mainly due to higher funding costs and hedging activities partially offset by growth in deposits and lending. In the Corporate Bank, net interest income and net gains (losses) decreased by
€ 247 million, primarily due to lower interest income and higher funding costs. The overall increase was supported by
Corporate & Other, which recorded an improvement of approximately € 457 million, primarily benefiting from positive impacts from interest rate hedges.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Provision for credit losses
2025
Provision for credit losses was € 1.7 billion in 2025, down from € 1.8 billion in 2024, and 36 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The decrease was primarily driven by lower
Stage 3 bookings, notwithstanding persistently elevated provisions for the commercial real estate sector. This was partially offset by higher Stage 1 and Stage 2 provisions resulting from model-related effects. Overall, portfolio quality remained stable.
2024
Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023, and 38 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the commercial real estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.
The sections “Segment results of operations” and “Risk Report” provide further details on provision for credit losses.
Remaining noninterest income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
Net gains (losses) on financial assets at fair value through other comprehensive income	49	48	—	1	2	49	N/M
Net gains (losses) on financial assets at amortized cost	9	(11)	(96)	20	N/M	85	(89)
Net income (loss) from equity method investments	(6)	12	(38)	(18)	N/M	49	N/M
Other income (loss)	300	619	1,259	(319)	(52)	(640)	(51)
Total remaining noninterest income	11,244	11,040	10,330	204	2	710	7

[1] includes:
Net commission and fees from fiduciary activities:
Commissions for administration	318	317	280	1	—	37	13
Commissions for assets under management	4,451	4,022	3,700	430	11	322	9
Commissions for other securities	494	433	441	61	14	(8)	(2)
Total	5,264	4,772	4,421	492	10	351	8
Net commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,771	1,669	1,105	102	6	564	51
Brokerage fees	455	455	366	(1)	—	89	24
Total	2,226	2,124	1,471	102	5	653	44
Net fees for other customer services	3,402	3,476	3,314	(74)	(2)	162	5
Total net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
Net commission and fee income
2025
Net commission and fee income was € 10.9 billion in 2025, an increase of € 519 million or 5% compared to 2024. The increase was mainly driven by higher performance fees and management fees from higher average assets under management, supported by positive market developments and net inflows in Asset Management as well as a strong contribution from Trade Finance & Lending, Institutional Cash Management and Trust and Agency Services businesses in the Corporate Bank. In addition, higher fee revenues in private credit lending and financing on balance sheet investment in the Investment Bank as well as higher investment revenues, mainly from discretionary portfolio mandates and partly offset by higher cards and payments costs in Private Bank, contributed to the increase.
2024
Net commission and fee income was € 10.4 billion in 2024, an increase of € 1.2 billion or 13% compared to 2023. The increase was driven by higher underwriting and advisory fees in Investment Banking & Capital Markets in the Investment
Bank and a particularly strong contribution from the Trade Finance business in the Corporate Bank. In addition, higher management fees in Asset Management from higher assets under management contributed to the increase.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net gains (losses) on financial assets at fair value through other comprehensive income
2025
Net gains (losses) on financial assets at fair value through other comprehensive income were € 49 million in 2025 and
€ 48 million in 2024, driven by a sale of bonds and securities from the strategic liquidity reserve.
2024
Net gains (losses) on financial assets at fair value through other comprehensive income were € 48 million in 2024 and
€ (0) million in 2023, mainly driven by a sale of bonds and securities from the strategic liquidity reserve.
Net gains (losses) on financial assets at amortized cost
2025
Net gains (losses) on financial assets at amortized cost were € 9 million in 2025 compared to € (11) million in 2024, driven by derecognition of loans held at amortized cost.
2024
Net gains (losses) on financial assets at amortized cost were € (11) million in 2024 compared to € (96) million in 2023, driven by sales primarily related to the hold-to-collect portfolio.
Net income (loss) from equity method investments
2025
Net income (loss) from equity method investments was € (6) million in 2025 compared to € 12 million in 2024, a decrease of € 18 million, mainly driven by losses related to the deconsolidation of an investment, partially offset by net profit on the investments due to upward valuations.
2024
Net income (loss) from equity method investments was € 12 million in 2024 compared to € (38) million in 2023, an increase of € 49 million, mainly related to an upward valuation of the underlying loan assets in Harvest Fund
Management Company Limited.
Other income (loss)
2025
Other income (loss) was € 300 million in 2025 compared to € 619 million in 2024. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2024 with an offset due to valuation adjustments mainly on guaranteed funds in Asset Management.
2024
Other income (loss) was € 619 million in 2024 compared to € 1.3 billion in 2023. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2023.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Noninterest expenses

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Compensation and benefits	11,813	11,731	11,131	82	1	601	5
General and administrative expenses¹	8,860	11,243	10,112	(2,383)	(21)	1,131	11
Impairment of goodwill and other intangible assets	0	—	233	—	N/M	(233)	N/M
Restructuring activities	(15)	(3)	220	(12)	N/M	(223)	N/M
Total noninterest expenses	20,658	22,971	21,695	(2,313)	(10)	1,276	6
N/M – Not meaningful

[1] includes:
Information Technology	3,504	3,610	3,755	(106)	(3)	(145)	(4)
Occupancy, furniture and equipment expenses	1,463	1,624	1,478	(161)	(10)	147	10
Regulatory, tax & insurance[2]	862	1,028	1,399	(165)	(16)	(371)	(27)
Professional services	671	763	899	(92)	(12)	(136)	(15)
Banking Services and outsourced operations	891	964	964	(73)	(8)	1	—
Market Data and Research services	410	400	374	11	3	26	7
Travel expenses	152	153	143	—	—	10	7
Marketing expenses	195	149	203	46	31	(54)	(26)
Other expenses[3]	710	2,552	899	(1,842)	(72)	1,654	184
Total general and administrative expenses	8,860	11,243	10,112	(2,383)	(21)	1,131	11
2Includes bank levy of € 148 million in 2025, € 172 million in 2024 and € 528 million in 2023
3Includes litigation related expenses of € 179 million in 2025 and € 2,035 million in 2024 and € 311 million in 2023; see Note 27 “Provisions”, for more details on litigation
Compensation and benefits
2025
Compensation and benefits increased by € 82 million or 1% to € 11.8 billion in 2025 compared to € 11.7 billion in 2024.
The increase was driven mainly by higher performance-related compensation, partially offset by lower severance costs.
2024
Compensation and benefits increased by € 601 million or 5% to € 11.7 billion in 2024 compared to € 11.1 billion in 2023.
The increase was driven mainly by higher performance-related compensation, wage growth and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy as well as higher severance costs.
General and administrative expenses
2025
General and administrative expenses decreased by € 2.4 billion, or 21%, to € 8.9 billion in 2025 compared to € 11.2 billion in 2024. The decrease was mainly driven by the non-recurrence of litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset which impacted the prior year. The decrease was further supported by lower bank levies, reduced depreciation on right‑of‑use assets within lease expenses, and lower information technology costs, mainly reflecting reduced vendor and
IT platform expenses.
2024
General and administrative expenses increased by € 1.1 billion, or 11%, to € 11.2 billion in 2024 compared to
€ 10.1 billion in 2023. The increase was driven by an increase in other expenses, mainly due to increased litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset. This was partly offset by a decrease in bank levies of € 355 million in 2024, lower fees for professional services and lower expenses in information technology, mainly relating to lower vendor costs and lower IT platform costs.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Impairment of goodwill and other intangible assets
2025
No impairment of goodwill or other intangible assets was recognized in either 2025 or 2024.
2024
Impairment of goodwill and other intangible assets was € 0 million in 2024 compared to € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank.
Restructuring
2025
Restructuring activities were a release of € 15 million in 2025 compared to a release of € 3 million in 2024. The development in both periods was primarily driven by Private Bank executing its strategic initiatives.
2024
Restructuring activities were a release of € 3 million in 2024 compared to charges of € 220 million in 2023. The development in both periods was primarily driven by Private Bank in the context of the execution of strategic initiatives.
Income tax expense
2025
Income tax expense was € 2.6 billion in 2025, compared to € 1.8 billion in the prior year. The effective tax rate in 2025 of
27% primarily benefited from the positive impact of the German Tax Reform and the geographical mix of income.
2024
Income tax expense was € 1.8 billion in 2024, compared to € 787 million in the prior year. The effective tax rate in 2024 of
34% was mainly affected by litigation charges that are non-tax deductible.
Net profit (loss)
2025
Net profit in 2025 was € 7.1 billion, compared to € 3.5 billion in the prior year. The increase in net profit reflected a strong operational performance in 2025 and the non-recurrence of specific litigation items which negatively impacted 2024.
2024
Net profit in 2024 was € 3.5 billion, compared to € 4.9 billion in the prior year. The decrease in net profit was primarily driven by the aforementioned increase in litigation expenses and higher income tax expenses compared to 2023.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Segment results of operations
The following section is a discussion of the results of the business segments. Please refer to Note 04 “Business Segments and related information” to the consolidated financial statements for information regarding:
–Changes in the format of the bank’s segment disclosure
–The framework of the bank’s management reporting systems
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them. The segmentation is based on the structure of the Group as of December 31, 2025. Prior year’s comparatives were aligned to the presentation in the current year.

	2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,400	11,541	9,665	3,077	413	32,096
Provision for credit losses	194	827	578	(2)	108	1,707
Noninterest expenses
Compensation and benefits	1,632	2,894	2,795	952	3,541	11,813
General and administrative expenses	2,971	3,782	3,958	871	(2,721)	8,860
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	—	—	(15)	—	—	(15)
Total noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Noncontrolling interests	—	16	—	272	(289)	—
Profit (loss) before tax	2,603	4,022	2,348	983	(226)	9,731

Assets (in € bn)[2]	323	736	316	11	49	1,435
Loans (gross of allowance for loan losses, in € bn)	120	115	247	—	(3)	479
Additions to non-current assets	14	6	65	20	1,938	2,042
Deposits (in € bn)	329	28	329	—	5	692
Average allocated shareholders' equity (in € bn)	12	24	15	5[3]	10	66

Risk-weighted assets (in € bn)	72	136	92	16	31	347
of which: operational risk RWA (in € bn)[4]	11	18	15	5	14	63
Leverage exposure (in € bn)	358	602	326	10	32	1,327
Employees (full-time equivalent)	27,320	20,592	35,443	5,425	1,099	89,879
Post-tax return on average shareholders’ equity[5,6]	14.1%	10.8%	10.1%	12.9%	N/M	9.3%
Post-tax return on average tangible shareholders’ equity[5,6]	15.3%	11.2%	10.5%	29.1%	N/M	10.3%
Cost/income ratio[7]	62.2%	57.8%	69.7%	59.3%	N/M	64.4%

[1] includes
Net interest income	4,567	4,681	6,169	24	249	15,691
Net income (loss) from equity method investments	4	(69)	4	52	3	(6)
[2] includes
Equity method investments	101	264	102	453	5	924
N/M – Not meaningful
3 Starting from the fourth quarter 2025, the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report
4 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6 Post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflect the reported effective tax rate for the Group, which was 27% for the year ended December 31, 2025; for post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the
Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2025; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,557	9,386	2,649	(6)	30,092
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,611	2,690	2,938	919	3,574	11,731
General and administrative expenses	3,448	3,970	4,395	904	(1,474)	11,243
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	(1)	—	(3)	—	—	(3)
Total noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Noncontrolling interests	—	5	—	194	(199)	—
Profit (loss) before tax	2,101	3,344	1,204	632	(1,989)	5,291

Assets (in € bn)[2]	280	756	324	11	17	1,387
Loans (gross of allowance for loan losses, in € bn)	117	110	257	—	—	485
Additions to non-current assets	12	3	160	30	1,886	2,091
Deposits (in € bn)	313	22	320	—	11	666
Average allocated shareholders' equity (in € bn)	12	24	14	5	10	65

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,280	20,065	37,059	5,166	1,183	89,753
Post-tax return on average shareholders’ equity[4,5]	11.9%	9.1%	5.1%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[4,5]	12.7%	9.4%	5.1%	18.0%	N/M	4.7%
Cost/income ratio[6]	67.4%	63.1%	78.1%	68.8%	N/M	76.3%

[1] includes
Net interest income	4,987	3,372	5,786	25	(1,104)	13,065
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes
Equity method investments	90	379	102	451	6	1,028
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 34% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	47	28,879
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,539	2,534	2,808	891	3,358	11,131
General and administrative expenses	3,088	4,082	4,718	934	(2,710)	10,112
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Restructuring activities	(4)	(3)	228	—	(1)	220
Total noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Noncontrolling interests	—	3	—	163	(166)	—
Profit (loss) before tax	2,828	1,880	1,032	396	(459)	5,678

Assets (in € bn)[2]	264	658	331	10	49	1,312
Loans (gross of allowance for loan losses, in € bn)	117	101	261	—	—	479
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	—	7	622
Average allocated shareholders' equity (in € bn)	11	23	14	5	10	63

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,356	19,899	38,465	4,961	1,449	90,130
Post-tax return on average shareholders’ equity[4,5]	17.1%	4.9%	4.5%	5.2%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity[4,5]	18.5%	5.1%	4.8%	12.2%	N/M	7.4%
Cost/income ratio[6]	59.9%	74.7%	81.0%	76.6%	N/M	75.1%

[1] includes
Net interest income	5,241	2,887	6,156	(124)	(557)	13,602
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes
Equity method investments	91	413	84	420	5	1,013
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 14% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Corporate Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services[1]	4,220	4,197	4,381	23	1	(184)	(4)
Institutional Client Services	1,917	1,956	1,895	(39)	(2)	62	3
Business Banking[1]	1,263	1,352	1,442	(90)	(7)	(90)	(6)
Total net revenues	7,400	7,506	7,718	(106)	(1)	(212)	(3)
Of which:
Net interest income[2]	4,567	4,987	5,241	(419)	(8)	(254)	(5)
Net commission and fee income[2]	2,704	2,577	2,460	127	5	118	5
Remaining income[2]	129	(58)	18	186	N/M	(75)	N/M
Provision for credit losses	194	347	266	(153)	(44)	81	30
Noninterest expenses
Compensation and benefits	1,632	1,611	1,539	21	1	72	5
General and administrative expenses	2,971	3,448	3,088	(477)	(14)	359	12
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	(1)	(4)	1	N/M	4	N/M
Total noninterest expenses	4,603	5,058	4,623	(455)	(9)	435	9
Noncontrolling interests	—	—	—	—	N/M	—	N/M
Profit (loss) before tax	2,603	2,101	2,828	502	24	(728)	(26)

Employees (front office, full-time equivalent)[3]	8,420	7,959	7,670	461	6	289	4
Employees (business-aligned operations, full-time equivalent)[3]	8,181	8,171	8,017	10	—	154	2
Employees (allocated central infrastructure, full-time equivalent)[3]	10,719	10,150	9,669	569	6	481	5
Total employees (full-time equivalent)[3]	27,320	26,280	25,356	1,040	4	924	4
Total assets (in € bn)[3,4]	323	280	264	44	16	16	6
Risk-weighted assets (in € bn)[3]	72	78	69	(6)	(8)	9	13
of which: operational risk RWA (in € bn)[3,5]	11	11	6	—	1	5	94
Leverage exposure (in € bn)[3]	358	339	307	18	5	33	11
Deposits (in € bn)[3]	329	313	289	17	5	23	8
Loans (gross of allowance for loan losses, in € bn)[3]	120	117	117	3	2	—	—
Cost/income ratio[6]	62.2%	67.4%	59.9%	(5.2)ppt	N/M	7.5ppt	N/M
Post-tax return on average shareholders' equity[7,8]	14.1%	11.9%	17.1%	2.2ppt	N/M	(5.2)ppt	N/M
Post-tax return on average tangible shareholders’ equity[7,8]	15.3%	12.7%	18.5%	2.6ppt	N/M	(5.8)ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking.
The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior year’s comparatives are presented in the current reporting structure
2 Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
3  As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
7Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 2.6 billion in 2025, up by 24% from 2024, primarily driven by lower noninterest expenses and lower provision for credit losses, partly offset by lower revenues. Post-tax return on average shareholders’ equity was
14.1%, up from 11.9% in the prior year, and post-tax return on average tangible shareholders’ equity was 15.3%, up from
12.7% in the prior year. The cost/income ratio was 62%, down from 67% in 2024.
Net revenues were € 7.4 billion, 1% lower year on year as impacts from interest hedging, growth in business volumes and net commission and fee income was more than offset by margin normalization and foreign exchange movements.
Corporate Treasury Services revenues were € 4.2 billion, up 1% year on year, as positive effects from interest hedging, higher deposit volumes and growth in net commission and fee income were offset by lower deposit margins. Institutional
Client Services revenues declined by 2% year on year to € 1.9 billion, mainly driven by lower deposit volume in
Institutional Cash Management. Business Banking revenues were € 1.3 billion, down 7% year on year, driven by the normalization of deposit margins, partly offset by growth in net commission and fee income.
Provision for credit losses was € 194 million in 2025, or 17 basis points of average loans, down from € 347 million in the last year, driven by lower Stage 3 provisions and a smaller decline in Stage 1 and 2 mainly reflecting model releases.
Noninterest expenses were € 4.6 billion, down 9% driven by lower nonoperating expenses, while adjusted costs remained flat year on year at € 4.6 billion.
2024
Profit before tax was € 2.1 billion in 2024, down by 26% from 2023, primarily driven by higher noninterest expenses. Post-
tax return on average shareholders’ equity was 11.9%, down from 17.1% in the prior year, and post-tax return on average tangible shareholders’ equity was 12.7%, down from 18.5% in the prior year. The cost/income ratio was 67%, up from 60%
in 2023.
Net revenues were € 7.5 billion, 3% lower year on year as the normalization of deposit margins was mostly offset by higher deposit volumes and growth in net commission and fee income. Corporate Treasury Services revenues were
€ 4.2 billion, down 4% year on year, driven by lower deposit margins mostly offset by higher deposit volumes and growth in net commission and fee income. Institutional Client Services revenues rose 3% year on year to € 2.0 billion, driven by growth in Securities Services and Trust and Agency Services. Business Banking revenues were € 1.4 billion, down 6% year on year, driven by the normalization of deposit margins.
Provision for credit losses was € 347 million in 2024, or 30 basis points of average loans, up from € 266 million, in the last year, mainly driven by certain larger corporate credit events.
Noninterest expenses were € 5.1 billion, up 9% year on year, driven by a litigation item, while adjusted costs rose 2% year on year to € 4.6 billion driven by higher internal service cost allocations and front office investments.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Investment Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	9,610	8,518	7,897	1,092	13	621	8
Fixed Income & Currencies: Financing	3,561	3,183	2,909	377	12	275	9
Fixed Income & Currencies: Markets[1]	6,050	5,335	4,989	715	13	346	7
Investment Banking & Capital Markets[2]	1,861	1,990	1,238	(129)	(6)	752	61
Debt Origination	1,100	1,274	837	(174)	(14)	437	52
Equity Origination	225	186	102	39	21	83	82
Advisory	536	531	299	5	1	232	77
Research and Other[3]	70	49	24	20	41	25	102
Total net revenues[4]	11,541	10,557	9,160	984	9	1,398	15
Provision for credit losses	827	549	431	278	51	119	28
Noninterest expenses
Compensation and benefits	2,894	2,690	2,534	204	8	156	6
General and administrative expenses	3,782	3,970	4,082	(188)	(5)	(112)	(3)
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	—	—	(3)	—	38	3	N/M
Total noninterest expenses	6,675	6,660	6,846	15	—	(186)	(3)
Noncontrolling interests	16	5	3	12	N/M	2	52
Profit (loss) before tax	4,022	3,344	1,880	679	20	1,463	78

Employees (front office, full-time equivalent)[5]	5,037	4,888	4,856	149	3	32	1
Employees (business-aligned operations, full-time equivalent)[5]	3,151	3,168	3,146	(17)	(1)	22	1
Employees (allocated central infrastructure, full-time equivalent)[5]	12,404	12,009	11,898	395	3	111	1
Total employees (full-time equivalent)[5]	20,592	20,065	19,899	527	3	166	1
Total assets (in € bn)[5,6]	736	756	658	(20)	(3)	98	15
Risk-weighted assets (in € bn)[5]	136	130	140	7	5	(10)	(7)
of which: operational risk RWA (in € bn)[5,7]	18	15	22	3	21	(7)	(32)
Leverage exposure (in € bn)[5]	602	593	546	10	2	46	8
Deposits (in € bn)[5]	28	22	18	6	26	4	23
Loans (gross of allowance for loan losses, in € bn)[5]	115	110	101	5	5	9	9
Cost/income ratio[8]	57.8%	63.1%	74.7%	(5.2)ppt	N/M	(11.7)ppt	N/M
Post-tax return on average shareholders’ equity[9,10]	10.8%	9.1%	4.9%	1.7ppt	N/M	4.2ppt	N/M
Post-tax return on average tangible shareholders’ equity[9,10]	11.2%	9.4%	5.1%	1.8ppt	N/M	4.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5As of year-end
6Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
7 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
9 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
10For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 4.0 billion in 2025, up by 20% year on year, with revenue growth of € 1.1 billion driven by Fixed
Income & Currencies (FIC), with Investment Banking & Capital Markets (IBCM) slightly lower. Post-tax return on average shareholders’ equity was 10.8%, up from 9.1% in 2024, and post-tax return on average tangible shareholders’ equity was
11.2%, up from 9.4%. The cost/income ratio was 58%, down from 63% in 2024.
Net revenues were € 11.5 billion, 9% higher year on year reflecting strength in FIC. FIC Markets revenues were € 6.0 billion, an increase of 13% year on year, benefiting from strength across products, but primarily Rates and Foreign Exchange driven by heightened client activity and strong risk management in volatile markets. FIC Financing revenues grew 12% to
€ 3.6 billion, reflecting targeted balance sheet investment. IBCM revenues were down 6% year on year to € 1.9 billion driven by Debt Origination, which included the impact of a loss on a specific loan in Leveraged Debt Capital Markets in the first quarter of 2025, with Equity Origination and Advisory improving year on year.
Provision for credit losses was € 827 million in the year, or 74 basis points of average loans, and significantly increased from € 549 million in the prior year, reflecting increased Stage 1 and 2 provisions and a smaller increase in Stage 3, all impacting the commercial real estate (CRE) portfolio.
Noninterest expenses and adjusted costs were essentially flat at € 6.7 billion and € 6.6 billion compared to 2024, with the cost of strategic growth initiatives and inflation offset by lower nonoperating costs and infrastructure allocations.
2024
Profit before tax was € 3.3 billion in 2024, up by 78% year on year, with growth across both Fixed Income & Currencies
(FIC) and Investment Banking & Capital Markets revenues, combined with the non-repeat of a goodwill impairment in
2023, partially offset by higher provision for credit losses in 2024. Post-tax return on average shareholders’ equity was
9.1%, up from 4.9% in 2023, and post-tax return on average tangible shareholders’ equity was 9.4%, up from 5.1%. The cost/income ratio was 63%, down from 75% in 2023.
Net revenues were € 10.6 billion, 15% higher year on year reflecting market share gains in a growing Investment Banking
& Capital Markets fee pool, as well as strength in FIC. FIC Markets revenues were € 5.3 billion, an increase of 7% year on year benefiting from strength in Credit Trading and increased client engagement more broadly. FIC Financing revenues grew 9% to € 3.2 billion, driven by both increased net interest income and higher commission and fees. Investment
Banking & Capital Markets revenues rose 61% year on year to € 2.0 billion primary due to increasing market share by around 50 basis points, combined with industry fee pool growth during the year (source: Dealogic).
Provision for credit losses was € 549 million in the year, or 52 basis points of average loans, and significantly higher year on year, reflecting increased Stage 3 provisions, primarily in CRE.
Noninterest expenses were € 6.7 billion in 2024 down 3% year on year, mainly reflecting the non-repeat of a goodwill impairment in 2023. Adjusted costs were essentially flat at € 6.4 billion, with the full year impact of strategic investments in the second half of 2023 and adverse FX impact largely offset by a reduction in bank levies.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Private Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking[1]	5,284	5,253	5,442	31	1	(190)	(3)
Wealth Management[1,2]	4,381	4,133	4,128	248	6	5	—
Total net revenues	9,665	9,386	9,571	279	3	(185)	(2)
of which:
Net interest income	6,169	5,786	6,156	383	7	(370)	(6)
Net commission and fee income	2,999	2,956	2,852	43	1	104	4
Remaining income	497	643	563	(146)	(23)	80	14
Provision for credit losses	578	851	783	(273)	(32)	68	9
Noninterest expenses:
Compensation and benefits	2,795	2,938	2,808	(143)	(5)	130	5
General and administrative expenses	3,958	4,395	4,718	(438)	(10)	(323)	(7)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	(15)	(3)	228	(12)	N/M	(231)	N/M
Total noninterest expenses	6,738	7,331	7,755	(593)	(8)	(424)	(5)
Noncontrolling interests	—	—	—	—	45	—	(45)
Profit (loss) before tax	2,348	1,204	1,032	1,144	95	172	17

Employees (front office, full-time equivalent)[3]	15,840	17,053	18,483	(1,213)	(7)	(1,430)	(8)
Employees (business-aligned operations, full- time equivalent)[3]	7,497	7,842	7,780	(345)	(4)	62	1
Employees (allocated central infrastructure, full- time equivalent)[3]	12,106	12,164	12,202	(58)	N/M	(38)	—
Total employees (full-time equivalent)[3]	35,443	37,059	38,465	(1,616)	(4)	(1,406)	(4)
Total assets (in € bn)[3,4]	316	324	331	(8)	(2)	(7)	(2)
Risk-weighted assets (in € bn)[3]	92	97	86	(5)	(5)	11	13
of which: operational risk RWA (in € bn)[3,5]	15	14	8	—	2	7	89
Leverage exposure (in € bn)[3]	326	336	339	(10)	(3)	(2)	(1)
Deposits (in € bn)[2]	329	320	308	9	3	13	4
Loans (gross of allowance for loan losses, in € bn)[3]	247	257	261	(11)	(4)	(4)	(1)
Assets under Management (in € bn)[3,6]	685	634	579	51	8	55	9
Net flows (in € bn)	27	29	23	(2)	(7)	6	26
Cost/income ratio[7]	69.7%	78.1%	81.0%	(8.4)ppt	N/M	(2.9)ppt	N/M
Post-tax return on average shareholders' equity[8,9]	10.1%	5.1%	4.5%	5.1ppt	N/M	0.5ppt	N/M
Post-tax return on average tangible shareholders’ equity[8,9]	10.5%	5.1%	4.8%	5.4ppt	N/M	0.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior year’s comparatives are presented in the current reporting structure
2Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
3As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
8Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
9For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Private Bank reported a profit before tax of € 2.3 billion in 2025, up € 1.1 billion or 95%, year on year mainly reflecting lower noninterest expenses as well as significantly lower credit loss provisions. Post-tax return on average shareholders’
equity was 10.1% compared to 5.1% in 2024, while post-tax return on average tangible shareholders’ equity increased to
10.5%. The cost/income ratio of 70% improved compared to 78% in the prior year.
Net revenues were € 9.7 billion in 2025, up 3% year on year, driven by higher deposit and investment product revenues, which were partially offset by lower revenues from other banking services. Lending revenues remained essentially flat.
In Personal Banking, net revenues were essentially flat year on year at € 5.3 billion in 2025, reflecting higher deposit and investment product revenues. These developments were offset by slightly lower revenues from lending in line with the strategic decision to focus on value-accretive products as well as lower revenues from other banking services in 2025.
In Wealth Management, net revenues grew by 6% year on year to € 4.4 billion in 2025, reflecting higher investment product, as well as deposit revenues. Prior year deposit revenues included certain hedging costs.
Provision for credit losses was € 578 million, or 23 basis points of average loans, compared to 33 basis points of average loans in the prior year. This development mainly reflects benefits from model updates this year, while the prior year was impacted by continued elevated transitory effects from Postbank integration.
Noninterest expenses were € 6.7 billion in 2025, 8% lower year on year. Adjusted costs decreased by 5% to € 6.6 billion, and nonoperating costs were significantly lower. Positive impacts from transformation initiatives including workforce reductions and the closure of 126 branches in 2025, as well as significantly lower deposit protection costs, were partly offset by inflationary impacts.
Assets under Management were € 685 billion at year end 2025, € 51 billion higher year on year, including € 27 billion of net inflows and € 30 billion positive market movements, partially offset by € 16 billion of negative foreign exchange movements.
2024
Private Bank reported a profit before tax of € 1.2 billion in 2024, up € 172 million or 17% year on year reflecting slightly lower noninterest expenses. Post-tax return on average shareholders’ equity increased to 5.1% compared to 4.5% in 2023 while post-tax return on average tangible shareholders’ equity improved to 5.1% from 4.8%. The cost/income ratio of
78%, improved from 81% in the prior year.
Net revenues were € 9.4 billion in 2024, down 2% year on year. Net interest income declined by 6% in an environment of normalizing interest rates; this was partly offset by growth in investment products, reflecting the Private Bank’s strategy of growing noninterest income.
In Personal Banking, net revenues were down 3% year on year to € 5.3 billion in 2024, reflecting continued higher funding costs, including the impact from minimum reserves and higher Group neutral central treasury allocation to the segment.
These impacts were partly offset by growth in deposit revenues during 2024.
In Wealth Management, net revenues remained essentially flat at € 4.1 billion in 2024. Higher investment product revenues, as well as slightly higher lending revenues, were offset by lower deposit revenues including certain hedging costs to the business.
Provision for credit losses was € 851 million compared to € 783 million, or 33 basis points of average loans, compared to
30 basis points of average loans in the prior year. The increase mainly reflected the continued elevated transitory effects from Postbank integration. Overall, the quality of the segment’s portfolios remains very solid.
Noninterest expenses were € 7.3 billion in 2024, down 5% year on year including significantly lower restructuring cost and the non-recurrence of provisions for individual litigation cases. The improvement in adjusted costs by 4% to € 7.0 billion in 2024 reflected normalized investment spend and positive impacts from transformation initiatives including workforce reductions and the closure of 125 branches in 2024, as well as lower regulatory costs, partially offset by inflation impacts.
Assets under Management were € 634 billion at year end 2024, up € 55 billion in the year. The increase was mainly supported by net inflows of € 29 billion, as well as € 20 billion positive market movements, and € 9 billion of positive foreign exchange movements.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Asset Management

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,597	2,479	2,314	119	5	164	7
Performance and transaction fees	318	148	128	170	115	20	16
Other	162	23	(59)	139	N/M	82	N/M
Total net revenues	3,077	2,649	2,383	427	16	267	11
Provision for credit losses	(2)	(1)	(1)	(1)	172	—	(23)
Noninterest expenses
Compensation and benefits	952	919	891	33	4	28	3
General and administrative expenses	871	904	934	(34)	(4)	(29)	(3)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	—	—	N/M	—	N/M
Total noninterest expenses	1,823	1,823	1,825	—	—	(1)	—
Noncontrolling interests	272	194	163	78	40	32	20
Profit (loss) before tax	983	632	396	350	55	236	60

Employees (front office, full-time equivalent)[1]	2,103	2,065	2,044	38	2	21	1
Employees (business-aligned operations, full- time equivalent)[1]	2,732	2,510	2,343	222	9	167	7
Employees (allocated central infrastructure, full-time equivalent)[1]	590	591	574	(1)	—	17	3
Total employees (full-time equivalent)[1]	5,425	5,166	4,961	259	5	205	4
Total assets (in € bn)[1,2]	11	11	10	—	2	—	2
Risk-weighted assets (in € bn)[1]	16	18	15	(3)	(16)	3	22
of which: operational risk RWA (in € bn)[1,3]	5	5	3	1	13	1	35
Leverage exposure (in € bn)[1]	10	10	10	—	1	—	4
Assets under Management (in € bn)[1,4]	1,085	1,012	896	73	7	115	13
Net flows (in € bn)	51	26	28	25	98	(3)	(9)
Cost/income ratio[5]	59.3%	68.8%	76.6%	(9.6)ppt	N/M	(7.8)ppt	N/M
Post-tax return on average shareholders' equity[6,7]	12.9%	8.0%	5.2%	4.9ppt	N/M	2.9ppt	N/M
Post-tax return on average tangible shareholders’ equity[6,7]	29.1%[8]	18.0%	12.2%	11.0ppt	N/M	5.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3Starting from the first quarter of 2024 the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Assets under Management (AuM) means assets (i) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (ii) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
7For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
8 Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 983 million, up 55% from 2024, mainly driven by higher revenues and stable noninterest expenses.
Post-tax return on average shareholders’ equity was 12.9%, up from 8.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 29.1%, up from 18.0% in the prior year. The cost/income ratio was 59%, down from 69%
in 2024.
Net revenues in 2025 were € 3.1 billion, up 16% compared to 2024. Management fees were € 2.6 billion, up 5% year on year, driven by increasing average assets under management predominately in Passive products. Performance and transaction fees increased significantly by 115% to € 318 million, driven primarily by higher performance fees from
Alternative investments, in particular infrastructure strategies. Other revenues increased by € 139 million to € 162 million driven by favorable valuations of guaranteed products and higher investment income.
Noninterest expenses were € 1.8 billion in 2025, essentially flat year on year as higher compensation and benefits costs were more than offset by lower general and administration expenses driven by lower transformation charges. Adjusted costs increased by 1% to € 1.8 billion, mainly due to higher severance and litigation costs attributable to the prior year.
Assets under Management increased by € 73 billion, or 7%, to € 1,085 billion during 2025, driven by positive market impact and net inflows, partly offset by negative foreign exchange effects.
Net flows were positive € 51 billion, primarily driven by net inflows in Passive, Cash, Systematic & Quantitative
Investments (SQI) and Alternatives products, partly offset by net outflows in Equity, Advisory Services and Multi Asset products.
The following table provides the development of assets under management during 2025, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Passive	Alternative s	Active Cash	Advisory Services	Assets under Managemen t
Balance as of December 31, 2024	111	213	54	77	335	110	93	18	1,012
Inflows	13	36	6	15	137	14	770	4	995
Outflows	(16)	(36)	(8)	(11)	(104)	(12)	(750)	(7)	(944)
Net Flows	(3)	—	(2)	4	33	2	20	(3)	51
FX impact	(2)	(13)	(1)	(1)	(24)	(7)	(8)	—	(55)
Performance	11	6	2	2	52	3	1	—	77
Other	—	3	—	(2)	—	—	—	1	—
Balance as of December 31, 2025	117	209	54	80	395	108	106	16	1,085
Management fee margin (in bps)	69	11	40	33	16	46	6	4	25
From 2025, “Advisory Services” is presented as a separate asset class. Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2024
Profit before tax was € 632 million, up 60%, from 2023, mainly driven by higher revenues and stable noninterest expenses. Post-tax return on average shareholders’ equity was 8.0%, up from 5.2% in the prior year. Post-tax return on average tangible shareholders’ equity was 18.0%, up from 12.2% in the prior year. The cost/income ratio was 69%, down from 77% in 2023.
Net revenues in 2024 were € 2.6 billion, up 11% compared to 2023. Management fees were € 2.5 billion, up 7% year on year, driven by Active and Passive products from higher average assets under management. Performance and transaction fees increased by 16% to € 148 million, predominately driven by a significant Multi Asset performance fee. Other revenues increased by € 82 million to € 23 million driven by lower treasury funding charges, partly offset by unfavorable outcome of fair value of guarantees.
Noninterest expenses were € 1.8 billion in 2024, essentially flat year on year. Adjusted costs increased by 1%, mainly due to higher compensation and benefits, variable compensation and increasing number of employees, as well as higher banking servicing costs driven by a rise in assets under management, partly offset by lower IT costs and professional services fees from adopting an amended approach to the platform transformation. Non-operating costs were significantly lower due to lower litigation costs and severance payments compared to 2023.
Net flows were positive € 26 billion, primarily in Passive, Systematic & Quantitative Investments (SQI) and Cash products.
This was partly offset by net outflows in Multi Assets, Equity, Alternatives and Fixed Income. ESG products attracted net inflows of € 6 billion in 2024 primarily into Xtrackers.
Assets under Management increased by € 115 billion, or 13%, to € 1,012 billion during 2024, driven by positive market developments, net inflows and foreign exchange rate movements.
The following table provides the development of assets under management during 2024, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Passive	Alternative s	Active Cash	Advisory Services	Assets under Managemen t
Balance as of December 31, 2023	103	202	56	66	246	109	85	28	896
Inflows	13	42	5	14	124	10	717	4	928
Outflows	(18)	(43)	(7)	(12)	(82)	(13)	(715)	(13)	(903)
Net Flows	(5)	(1)	(2)	2	42	(3)	2	(9)	26
FX impact	1	6	—	—	11	3	4	—	26
Performance	13	6	3	5	35	1	1	—	64
Other	—	—	(4)	3	1	(—)	—	—	—
Balance as of December 31, 2024	111	213	54	77	335	110	93	18	1,012
Management fee margin (in bps)	71	11	39	33	16	46	6	3	26
From 2025, “Advisory Services” is presented as a separate asset class. Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Corporate & Other

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues	413	(6)	47	419	N/M	(54)	N/M
Provision for credit losses	108	83	26	26	31	57	N/M
Noninterest expenses
Compensation and benefits	3,541	3,574	3,358	(33)	(1)	216	6
General and administrative expenses	(2,721)	(1,474)	(2,710)	(1,247)	85	1,236	(46)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	(1)	—	N/M	1	N/M
Total noninterest expenses	819	2,100	647	(1,280)	(61)	1,453	N/M
Noncontrolling interests	(289)	(199)	(166)	(89)	45	(33)	20
Profit (loss) before tax	(226)	(1,989)	(459)	1,763	(89)	(1,530)	N/M

Total Employees (full-time equivalent)[1]	36,918	36,097	35,792	821	2	305	1
Risk-weighted assets (in € bn)[1]	31	34	40	(3)	(7)	(6)	(15)
Leverage exposure (in € bn)[1]	32	38	39	(6)	(16)	(1)	(3)
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2025
For the full year, Corporate & Other reported a loss before tax of € 226 million, primarily driven by shareholders’ expenses and other centrally retained items including funding and liquidity impacts, partially offset by revenues from valuation and timing differences. This compared to a loss before tax of € 2.0 billion in the prior year.
Net revenues for the full year were positive € 413 million, compared to negative € 6 million in the prior year. Revenues related to valuation and timing differences were positive € 874 million in 2025, compared to positive € 600 million in
2024 with the year on year movement driven primarily by interest rates and moves in foreign exchange markets. Net revenues relating to funding and liquidity were negative € 139 million in 2025, compared to negative € 102 million in
2024.
Noninterest expenses were € 819 million for the full year. This compares to € 2.1 billion in the prior year, which was primarily impacted by legacy litigation provisions including the Postbank takeover litigation and Polish FX mortgages.
Expenses associated with shareholder activities were € 638 million for the full year 2025, compared to € 648 million in the prior year.
Noncontrolling interests are reversed in Corporate & Other after deduction from the segmental profit before tax. These were positive € 289 million for the full year, compared to € 199 million in the prior year, driven by higher earnings from
DWS.
2024
For the full year, Corporate & Other reported a loss before tax of € 2.0 billion in 2024, primarily driven by legacy litigation matters including the Postbank takeover litigation and Polish FX mortgages. This compared to a loss before tax of
€ 459 million in the prior year.
Net revenues for the full year were negative € 6 million, compared to positive € 47 million in the prior year. Revenues related to valuation and timing differences were positive € 600 million in 2024, compared to positive € 792 million in
2023, primarily driven by market moves. Net revenues relating to funding and liquidity were negative € 102 million in
2024 versus negative € 242 million in 2023.
Noninterest expenses were negative € 2.1 billion in 2024, driven by the aforementioned legacy litigation matters, compared to negative € 647 million in the prior year. Expenses associated with shareholder activities were € 648 million for the full year, compared to € 582 million in 2023.
Noncontrolling interests are reversed in Corporate & Other after deduction from the segmental profit before tax. These were positive € 199 million in 2024, compared to € 166 million in 2023, mainly related to DWS.

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Financial Position
Assets

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024	Absolute Change	Change in %
Cash, central bank and interbank balances	171,621	153,654	17,967	12
Central bank funds sold, securities purchased under resale agreements and securities borrowed	37,515	40,846	(3,332)	(8)
Financial assets at fair value through profit or loss	519,635	545,849	(26,215)	(5)
Of which: Trading assets	153,811	139,772	14,039	10
Of which: Positive market values from derivative financial instruments	241,328	291,754	(50,425)	(17)
Of which: Non-trading financial assets mandatory at fair value through profit and loss	124,495	114,324	10,171	9
Financial assets at fair value through other comprehensive income	43,644	42,090	1,553	4
Loans at amortized cost	472,620	478,921	(6,300)	(1)
Remaining assets	190,033	125,817	64,216	51
Of which: Brokerage and securities related receivables	105,424	60,690	44,734	74
Total assets	1,435,067	1,387,177	47,889	3
Liabilities and Equity

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024	Absolute Change	Change in %
Deposits	691,828	666,261	25,567	4
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	4,179	3,742	437	12
Financial liabilities at fair value through profit or loss	384,179	412,395	(28,216)	(7)
Of which: Trading liabilities	42,879	43,498	(619)	(1)
Of which: Negative market values from derivative financial instruments	225,775	276,395	(50,619)	(18)
Of which: Financial liabilities designated at fair value through profit or loss	115,055	92,047	23,007	25
Other short-term borrowings	18,204	9,895	8,309	84
Long-term debt	114,754	114,899	(145)	—
Remaining liabilities	141,720	100,553	41,167	41
Of which: Brokerage and securities related payables	107,256	63,755	43,501	68
Total liabilities	1,354,863	1,307,745	47,118	4
Total equity	80,203	79,432	771	1
Total liabilities and equity	1,435,067	1,387,177	47,889	3
Movements in Assets and Liabilities
As of December 31, 2025, the total balance sheet of € 1.4 trillion was slightly higher compared to year-end 2024.
Cash, central bank and interbank balances increased by € 18.0 billion, primarily reflecting a € 25.6 billion rise in deposits, driven by growth in Corporate Cash Management business in the Corporate Bank and higher inflows in the Private Bank as a result of client acquisition campaigns.
Trading assets increased by € 14.0 billion, primarily driven by an increase in bond positions in the bank’s debt securities portfolio due to client flows and desk positioning, as well as an increase in precious metal inventory during the year.
Positive and negative market values of derivative financial instruments declined by € 50.4 billion and € 50.6 billion, respectively, mainly driven by foreign exchange products due to market volatility, weakening of the U.S. dollar against the euro and new trades booked at materially lower mark-to-market values.
Non-trading financial assets mandatory at fair value through profit and loss increased by € 10.2 billion, driven by an increase in securities purchased under resale agreements measured under non-trading financial assets mandatory at fair value through profit and loss, primarily due to increased trading activities.
Loans at amortized cost decreased by € 6.3 billion, mainly driven by a significant impact from foreign exchange movements and strategic reductions in the Private Bank mortgage portfolio, partly offset by growth in Fixed Income &
Currencies business in the Investment Bank.

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Remaining assets increased by € 64.2 billion, primarily driven by increases in brokerage and securities related receivables of € 44.7 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades owing to increased customer demand based on market conditions. This trend is also reflected in an increase in brokerage and securities related payables by € 43.5 billion, driving the € 41.2 billion increase in remaining liabilities. The increase in remaining assets also included growth in debt securities classified as hold to collect of € 18.6 billion, in line with the bank’s asset purchase program initiative to expand the portfolio of European government bonds.
Financial liabilities designated at fair value through profit or loss increased by € 23.0 billion, mainly attributable to an increase in securities sold under repurchase agreements as a result of increased secured funding of trading inventory and client activities; as well as an increase in long-term debt driven by new issuances in FIC business in the Investment Bank.
Other short-term borrowings increased by € 8.3 billion, primarily due to newly issued commercial paper during the year.
The overall movement of the balance sheet included a decrease of € 69.3 billion due to foreign exchange rate movements, mainly driven by weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 increased to € 260 billion as of December 31, 2025, compared to € 226 billion as of
December 31, 2024. The increase in HQLA is primarily on account of increased deposits. The Liquidity Coverage Ratio was 144% at the end fourth quarter of 2025, a surplus to regulatory requirements of € 80 billion as compared to 131% as at the end of fourth quarter of 2024, a surplus to regulatory requirements of € 53 billion.
Equity
Total equity as of December 31, 2025, was € 80.2 billion compared to € 79.4 billion as of December 31, 2024, an increase of € 771 million. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 6.9 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 2.5 billion, treasury shares distributed under share-based compensation plans of € 472 million as well as tax benefits related to share-based compensation plans of
€ 161 million.
Negative effects resulted from unrealized net losses on accumulated other comprehensive income, net of tax, of
€ 2.9 billion, mostly driven by foreign currency translation, net of tax, of negative € 3.2 billion, mainly reflecting the weakening of the U.S. dollar against the euro, partly offset by a positive impact from unrealized net gains on financial assets at fair value through other comprehensive income, net of tax, of € 418 million. Further contributing factors included the redemption of AT1 instruments of € 2.4 billion, purchases of treasury shares of € 1.6 billion, cash dividends paid to Deutsche Bank shareholders of € 1.3 billion, coupons paid on additional equity components of € 761 million as well as remeasurement losses related to defined benefit plans, net of tax, of € 119 million.
On January 3, 2025, Deutsche Bank AG cancelled 46.4 million of its common shares, concluding its 2024 share buyback program. The cancellation reduced the nominal value of the shares by € 119 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 675 million. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 556 million. The shares had already been deducted from the reported total equity on December 31, 2024. Therefore, the cancellation did not reduce total equity in 2025.
On December 19, 2025, Deutsche Bank AG cancelled 37.7 million of its common shares, concluding its two 2025 share buyback programs. The cancellation reduced the nominal value of the shares by € 96 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 1.0 billion. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 903 million.
The first 2025 share buyback program resolved by the Management Board of Deutsche Bank of up to € 750 million started on April 1, 2025, and was completed on September 12, 2025. In this period, Deutsche Bank repurchased
29.3 million common shares. The repurchase of these shares has reduced total equity by € 750 million.
The second 2025 share buyback program resolved by the Management Board of Deutsche Bank of up to € 250 million started on September 17, 2025, and was completed on October 20, 2025. In this period, Deutsche Bank repurchased
8.4 million common shares. The repurchase of these shares has reduced total equity by € 250 million.

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Own Funds
Deutsche Bank’s CRR/CRD Common Equity Tier 1 capital as of December 31, 2025, decreased by € 0.2 billion to
€ 49.3 billion, compared to € 49.5 billion as of December 31, 2024. The Risk-weighted assets (RWA) decreased by
€ 10.3 billion to € 347.1 billion as of December 31, 2025, compared to € 357.4 billion as of December 31, 2024. The CET
1 capital ratio as of December 31, 2025, increased to 14.2% compared to 13.8% as of December 31, 2024 (for additional information please refer to the “Risk and capital performance” section).
The Bank’s Tier 1 capital as of December 31, 2025, amounted to € 60.8 billion, consisting of a CET 1 capital of
€ 49.3 billion and Additional Tier 1 capital of € 11.5 billion. The Tier 1 capital remained broadly stable compared to the end of 2024. The Tier 1 capital ratio as of December 31, 2025, increased to 17.5% compared to 17.0% as of December 31,
2024.
Total capital as of December 31, 2025, amounted to € 67.8 billion compared to € 68.5 billion at the end of 2024. The
Total capital decreased by € 0.7 billion since 2024, mainly driven by a decrease in Tier 2 capital. The Total capital ratio as of December 31, 2025, increased to 19.5% compared to 19.2% as of December 31, 2024.

Deutsche Bank	Operating and financial review
Annual Report 2025	Liquidity and capital resources
Liquidity and capital resources
For a detailed discussion of the bank’s liquidity risk management, please see the Risk Report in this annual report.
Credit Ratings
Deutsche Bank is rated by Moody’s Deutschland GmbH (“Moody’s”), S&P Global Ratings UK Limited (“S&P”), Fitch
Ratings, a branch of Fitch Ratings Ireland Limited (“Fitch”), and DBRS Ratings GmbH (“Morningstar DBRS”, together with
Moody’s, S&P and Fitch, the “rating agencies”).
Moody’s, Fitch and Morningstar DBRS are established in the European Union and have been registered in accordance with Regulation (EC) No 1060/2009 of the European Parliament and of the Council of September 16, 2009, as amended, on credit rating agencies (“CRA Regulation”). With respect to S&P, the credit ratings are endorsed by S&P’s office in
Ireland (S&P Global Ratings Europe Limited) in accordance with Article 4(3) of the CRA Regulation.
Credit Ratings Development
The rating agencies recognized the continued progress the bank has made over the course of 2025, specifically on franchise growth, cost management and profitability, achieving its 10% return on tangible equity target. This was reflected in the positive outlook revision by S&P and the upgrade by Morningstar DBRS. Fitch also upgraded Deutsche
Bank’s short-term Issuer Default Rating.
On June 2, 2025, Fitch upgraded Deutsche Bank’s short-term Issuer Default Rating to F1 from F2 and affirmed the remaining ratings as well as the stable outlook. Fitch highlighted the global operations and diversified business model, expecting Deutsche Bank’s continued strategy execution to further improve profitability. They also view Deutsche Bank as adequately capitalized, considering the high regulatory capital and leverage requirements.
On June 25, 2025, Morningstar DBRS upgraded Deutsche Bank’s ratings by one notch. The bank’s long-term deposit and long-term senior debt ratings as well as the Issuer Rating have been upgraded to A (high) from A. In addition, the bank’s senior non-preferred debt ratings were raised to A from A (low) as well as its Critical Obligations Rating to AA from AA
(low). The short-term Critical Obligations Rating was upgraded to R-1 (high) from R-1 (middle) while all remaining short-
term ratings have been upgraded to R-1 (middle) from R-1 (low). The outlook on all ratings was changed to stable from positive. Morningstar DBRS has highlighted the progress the bank has made in implementing its strategic transformation and meeting its medium-term profitability targets, now benefiting from a business mix allowing more predictable revenue streams.
On December 4, 2025, S&P revised its outlook on Deutsche Bank’s long-term Issuer Credit Rating to positive from stable.
S&P’s outlook revision reflected Deutsche Bank’s good position to strengthen its franchise, earnings, and resilience to stress. The new 2028 targets are seen by S&P as ambitious, but achievable if market and economic conditions remain supportive. They expect balanced franchise and revenue growth, and that the bank maintains cost and underwriting discipline, and demonstrates positive operating leverage.
Potential Impacts of Ratings Downgrades
Deutsche Bank calculates both the contractual and hypothetical potential impact of a one-notch and two-notch downgrade by the rating agencies (Moody’s, S&P and Fitch) on its liquidity position and includes this impact in its daily liquidity stress test and Liquidity Coverage Ratio calculations. The LCR and liquidity stress test results by scenario are disclosed separately.
In terms of contractual obligations, the hypothetical impact on derivative liquidity stress outflows of a one-notch downgrade across the three rating agencies Moody’s, S&P and Fitch amounts to approximately € 0.2 billion, mainly driven by increased contractual derivatives funding and/or margin requirements. The hypothetical impact of a two-notch downgrade amounts to approximately € 0.2 billion, mainly driven by increased contractual derivatives funding and/or margin requirements.
The above analysis assumes a simultaneous downgrade by the three rating agencies Moody’s, S&P and Fitch that would consequently reduce Deutsche Bank’s funding capacity in the stated amounts. This specific contractual analysis feeds into the bank’s idiosyncratic liquidity stress test scenario.
The actual impact of a downgrade to Deutsche Bank is unpredictable and may differ from potential funding and liquidity impacts described above.

Deutsche Bank	Operating and financial review
Annual Report 2025	Liquidity and capital resources
Selected rating categories

	Counterparty Risk	Senior preferred/ Deposits¹	Senior non-preferred²	Short-term rating
Moody’s Investors Service, New York	A1 (cr)	A1	Baa1	P-1
Standard & Poor’s, New York	—	A	BBB	A-1
Fitch Ratings, New York	A (dcr)	A	A-	F1
Morningstar DBRS, Toronto	AA	A (high)	A	R-1 (middle)
1Defined as senior unsecured bank rating at Moody‘s, senior unsecured debt at Standard & Poor’s, senior preferred debt rating at Fitch and senior debt rating at
Morningstar DBRS. All agencies provide separate ratings for deposits and ‘senior preferred’ debt, but at the same rating level
2Defined as junior senior debt rating at Moody's, as senior subordinated debt at Standard & Poor’s and as senior non-preferred debt at Fitch and Morningstar DBRS
Each rating reflects the view of the rating agency only at the time the rating was issued, and each rating should be separately evaluated, and the rating agencies should be consulted for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. The long-
term credit ratings should not be viewed as recommendations to buy, hold or sell Deutsche Bank’s securities.
Tabular disclosure of contractual obligations
Cash payment requirements outstanding as of December 31, 2025.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations¹	129,864	26,576	40,011	29,800	33,477
Trust preferred securities[1,2]	299	299	—	—	—
Long-term financial liabilities designated at fair value through profit or loss[3]	27,356	3,310	5,149	7,656	11,240
Future cash outflows not reflected in the measurement of Lease liabilities[4]	4,750	8	148	239	4,355
Lease liabilities[1]	5,145	699	907	907	2,632
Purchase obligations	3,737	617	1,420	992	708
Long-term deposits¹	26,629	—	11,817	3,036	11,777
Other long-term liabilities	223	96	27	42	57
Total	198,003	31,605	59,478	42,672	64,247
1Includes interest payments.
2Contractual payment date or first call date.
3Long-term debt and long-term deposits designated at fair value through profit or loss.
4For further detail please refer to Note 22 “Leases”.
Purchase obligations for goods and services include future payments for, among other things, information technology services and facility management. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 05 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value
through Profit or Loss”, Note 22 “Leases”, Note 26 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred
Securities”.

Deutsche Bank	Outlook
Annual Report 2025

Outlook
The following section provides an overview of Deutsche Bank’s outlook for the Group and business segments for the financial year 2026. The outlook for the global economy and banking industry in the following section reflects Deutsche
Bank Research’s general expectations regarding future economic and industry developments. Economic assumptions the
Group used in the bank’s models are laid out separately in the respective sections.
For a description of the wording conventions and the revised numerical ranges underpinning the wording conventions which are used to describe trends in this outlook, please refer to “Supplementary financial information (Unaudited):
“Wording conventions for trend descriptions” on page 713 of this report.
Global economy
The Global Economy Outlook

Economic growth (in %)¹	2026[2]	2025	Main driver
Global Economy
Global growth is expected to moderate as Emerging Market's momentum likely slows;
however, declining trade uncertainty, AI-related investments, and an expansion of fiscal stimulus in Europe should support GDP growth in developed markets

GDP	3.3	3.4
Inflation	3.3	3.4
Of which:
Developed countries
Developed economies are likely to benefit from the earlier easing of global trade tensions;
moreover, receding inflation could pave the way for further interest rate cuts by several central banks; while some countries are fiscally consolidating, German fiscal policy will be expansive

GDP	1.9	1.8
Inflation	2.2	2.6
Emerging markets
Growth momentum will likely fade given Asia's expected slowdown, while Europe anticipates a slight pickup in GDP growth; inflation should ease in Europe and Latin
America, but rise in Asia; lower inflation and a weaker USD should provide central banks with scope to cut interest rates

GDP	4.2	4.5
Inflation	4.0	3.9
Eurozone Economy
German government spending on defense and infrastructure is expected to boost the
Eurozone economy; however, a moderate start to the year is expected to curb the annual average growth momentum; headline inflation is likely to undershoot the ECB’s target of
2%. The ECB is expected to hold its key interest rates unchanged in 2026

GDP	1.1	1.5
Inflation	1.7	2.1
Of which: German economy
Driven by expansionary fiscal policy, the German economy is expected to recover noticeably; government spending should also generate a "crowding-in" effect on private investment; however, exporters likely still face headwinds from higher trade barriers and competition; cooling of the labor markets will likely end as economic momentum picks up;
private consumption is expected to gain momentum

GDP	1.5	0.2
Inflation	2.0	2.2
U.S. Economy
Growth momentum should accelerate, driven by supportive financial conditions, tax relief, and reduced trade policy uncertainty; moreover, AI-related investments are expected to provide further impetus; the labor market is likely to stabilize; despite elevated inflation, the
Fed is expected to gradually cut interest rates, to a neutral level given labor market risks

GDP	2.9	2.2
Inflation	2.7	2.7
Japanese Economy
The Japanese economy is expected to maintain moderate growth in 2026; while the impact of U.S. tariff policy on Japan is anticipated to be limited, rising wages and decelerating inflation are likely to support household consumption; fiscal policy could become more expansionary; the Bank of Japan is likely to have a further interest rate hike

GDP	0.9	1.2
Inflation	1.9	3.2
Asian Economy³
Even with an anticipated deceleration in China and India, growth momentum is expected to stay robust in the region; easing trade tensions should offer continued support to economic activity; lower inflation and a softer USD are expected to provide central banks with some scope for easing their monetary policy

GDP	4.9	5.5
Inflation	2.2	0.9
Of which: Chinese Economy
GDP growth is likely to slow somewhat as "anti-involution policies" dampen overcapacity and investment in machinery and equipment; nevertheless, fiscal and monetary policies are expected to remain supportive; the slow recovery of the real estate market remains a headwind for private consumption; inflation is expected to pick up

GDP	4.5	5.0
Inflation	1.5	0.1
1Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2Sources: Deutsche Bank Research
3Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Thailand and Vietnam; excludes Japan
There are a number of risks to the bank’s global economic outlook. From a trade policy perspective, tensions could reignite, especially along strategically important supply chains, particularly between China and the U.S. Geopolitical risks remain elevated in various regions, for example in Ukraine, Asia and the Middle East, including the recent U.S. led military intervention in Iran, or Latin America. Financial market valuations surrounding the progress of AI and associated infrastructures could potentially be sources of market volatility. Furthermore, high government debt ratios could, alongside questionable policy measures for consolidation, lead to fluctuations in bond yields.

Deutsche Bank	Outlook
Annual Report 2025

Banking industry
The global banking industry should continue to operate in a relatively favorable environment during 2026. While economic growth may remain similar to 2025, it is likely to shift somewhat between regions. Interest rates are expected to decline in the U.S., but are expected to stay unchanged in the euro area, thus maintaining overall supportive conditions for banks’ net interest income. Fee and commission income in investment banking and asset management could benefit from a benign capital markets environment with contained volatility as economic policy uncertainty is expected to decline from elevated levels in 2025. Asset quality may stay largely resilient, resulting in bottom-line profitability remaining strong. This should allow banks to hold on to significant capital returns to shareholders. On the back of robust earnings and higher stock market valuations, bank Merger & Acquisition activity in selected markets will probably continue, especially among smaller and mid-tier institutions. Meanwhile, ongoing geopolitical fragmentation, incl. among advanced economies, poses downside risks for international trade, growth and financial markets, simultaneously raising demand for banks’ hedging and advisory services. Increasing adoption of and investments in artificial intelligence require monitoring of possibly evolving implications, including for financial stability.
European banks are likely to see a moderate acceleration in demand for credit, both from corporates as economic growth improves as well as from households as lower interest rates support the mortgage business. Surging defense spending by governments may translate into tailwinds for European banks. The effect may be particularly pronounced in Germany due to broader domestic fiscal expansion. Securing a level playing field in regulation compared to U.S. peers will become increasingly important for EU banks, as prudential requirements in Europe are expected to rise over the coming years.
Progress on the EU’s Savings and Investments Union might support capital market integration and performance. A sustainable end to Russia’s war against Ukraine would offer upside potential for the economy and financial markets, and therefore also the banking industry.
U.S. banks should benefit from higher credit demand, lower cost of risk and lower unrealised losses on bond holdings if economic growth edges higher and interest rates fall as expected. Large U.S. banks may also benefit from a slight reduction in capital requirements which could strengthen their competitive position in corporate & investment banking globally. At the same time, domestic competition from non-bank financial institutions could intensify.
Banks in China remain under pressure from slowing economic growth and deflationary pressures which should lessen somewhat in 2026 though. Interest rates are likely to stay low, keeping a lid on banks’ net interest margin. Banks in Japan will probably face a mixed environment: slowing economic expansion may hold back revenue growth, whereas rising interest rates may buttress it. Significant U.S. exposure could make an additional positive contribution in case of growth there picking up and regulatory loosening.
In Europe, many regulatory debates will continue on into 2026 from 2025. These cover the digital euro, more detailed requirements on the Omnibus Simplification Package proposals, deepening European capital markets, open finance
(FIDA) and the review of the payment services framework. In 2026, the European Commission will deliver a report on the competitiveness of European banks. This will form the basis for further legislative changes to the European framework for prudential standards.
In the U.S., most of the attention is expected around the U.S. regulators' finalization of several regulatory changes, including the Final Basel III package framework.

Deutsche Bank	Outlook
Annual Report 2025	Deutsche Bank Group
Deutsche Bank Group
Deutsche Bank’s strategic and financial roadmap aimed to position the bank as the Global Hausbank, underpinned by strong European foundations and a broad international network. The strategy focused on achieving the 2025 financial targets and capital objectives and was built on three core pillars: risk management, sustainability and technology, priorities that have become even more important amid persistent geopolitical and macroeconomic uncertainty. By the end 2025, the bank had met or surpassed its key financial targets and capital objectives, thereby laying firm foundation to scale the Global Hausbank.
At the Investor Deep Dive in November 2025, Deutsche Bank announced the next phase of its strategy and financial targets and capital objectives for 2028. Having restored the bank’s profitability and strengthened its foundations, the bank aims to accelerate value creation through focused growth, strict capital discipline and a scalable operating model, and targets a post-tax RoTE of greater than 13% and a cost/income ratio of below 60% in 2028. Deutsche Bank aims for a
Common Equity Tier 1 capital ratio between 13.5% and 14.0%, while maintaining a minimum buffer of 200 basis points above the bank’s maximum distributable amount threshold. The bank also plans to increase its payout ratio from 50% to
60% from 2026, with discretion to deploy and distribute excess capital when the CET1 capital ratio is sustainably above
14%.
Deutsche Bank’s key performance indicators are shown in the table below.
Key performance indicators

Financial targets	Dec 31, 2025	Financial targets and capital objectives 2025	Financial targets and capital objectives 2028
Post-tax return on average tangible equity[1]	10.3%	Above 10.0%	Greater than 13.0%
Compound annual growth rate of revenues between 2021 and 2025[2]	6.0%	5.5% to 6.5%	N/A
Cost/income ratio[3]	64%	Below 65%	Below 60%
Capital objectives
Common Equity Tier 1 capital ratio[4]	14.2%	13.5% to 14.0%[5]	13.5% to 14.0%[5]
Payout ratio[6]	47%[7]	50%[8]	60%[9]
1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Supplementary Information (Unaudited):
Non-GAAP Financial Measures” of this report
2 Twelve months period until the end of the respective reporting period compared to full year 2021
3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4Further details on the calculation of this ratio are provided in the Risk Report in this report
5Target ratio while maintaining a buffer of 200 basis points above the bank’s expected maximum distributable amount (MDA) threshold
6Ordinary distributions in form of common share dividends and share buybacks in relation to Profit attributable to Deutsche Bank shareholders; presented in the financial year to which distributions relate to
7Expected distributions in 2026 in respect of financial year 2025, including the proposed dividend per share of € 1.00 and share buyback of € 1.0 billion, for which the bank secured the customary authorizations in relation to Profit attributable to Deutsche Bank shareholders of financial year 2025
8Ordinary distributions in respect of financial year 2025
9Ordinary distributions in respect of financial year 2026 and thereafter
In 2026, Deutsche Bank expects its revenues to be slightly higher compared to the prior year. In 2026, revenues at Group level are expected to be around € 33 billion, driven by the resilience and growth potential of the bank’s businesses and continued business momentum. Growth is expected to result from both net interest income and noninterest income, reflecting the bank's diversified business mix. Corporate Bank revenues are expected to be slightly higher, with accelerating sequential growth as the year progresses. Investment Bank revenues are expected to be slightly higher in
2026, with significantly higher IBCM revenues in line with the overall growth strategy of the business and essentially flat
FIC revenues. The bank also expects continued growth in the Private Bank, with full year revenues higher. Likewise, Asset
Management should also see slightly higher revenues.
Deutsche Bank is managing the Group’s cost base towards its cost/income ratio target of below 60% by 2028 and remains highly disciplined on costs while progressing its ongoing initiatives. Noninterest expenses in 2026 are expected to be slightly above € 21 billion, slightly higher compared to 2025. This is driven by approximately € 900 million of the bank’s planned € 1.5 billion in incremental investments through 2028. These investments are targeting to accelerate automation and digitalization to future-proof the bank, to scale the Wealth Management franchise through targeted hiring, broaden the Corporate Bank’s client footprint and expand IBCM’s capabilities across key sectors and geographies.
The investments are expected to be partially offset by benefits from structural efficiency measures supporting at least
€ 2 billion in operating efficiencies by 2028, driven by front to back process optimization, enhanced IT architecture and transformation across infrastructure functions. For 2026, the bank expects cost/income to remain below 65%.

Deutsche Bank	Outlook
Annual Report 2025	Deutsche Bank Group
Provision for credit losses is expected to be slightly lower in 2026 compared to the prior year, supported by continued
resilience in overall asset quality. The bank anticipates a partial normalization of credit loss provisions in 2026 as the headwinds seen throughout 2025 are expected to ease. Although economic and geopolitical uncertainties persist, asset quality is expected to remain solid, with provisions trending moderately lower as Commercial Real Estate provisions ameliorate and other portfolios normalize. Deutsche Bank remains committed to stringent underwriting standards and a tight risk management framework. Further details on the calculation of expected credit losses are provided in the section
“Combined Management Report: Risk Report”.
Common Equity Tier 1 ratio by year end 2026 is expected to be slightly lower compared to 2025. On a net basis, risk weighted assets are expected to be higher from capital efficient business growth. Deutsche Bank aims for a Common
Equity Tier 1 capital ratio between 13.5% and 14.0%, while maintaining a minimum buffer of 200 basis points above the bank’s maximum distributable amount threshold.
For financial year 2026 and subsequent years, the bank targets a payout ratio of 60% of net income attributable to
Deutsche Bank shareholders, delivered through a combination of cash dividends and share buybacks. Starting with financial year 2026, Deutsche Bank aims for modest but continuous growth in dividend per share, relative to the 50% per annum growth over the past four years. Furthermore, the bank sees scope to deploy and distribute excess capital when the CET1 capital ratio is sustainably above 14%. These distributions to shareholders are subject to corporate decisions, shareholder authorization and German corporate law requirements, and in the case of share buybacks supervisory approval.
In respect of financial year 2025, the Management Board intends to propose to the Annual General Meeting a dividend of
€ 1.00 per share, representing an increase in dividend per share of around 50% for the fourth consecutive year. In addition, the bank has secured the customary authorizations for a share repurchase of € 1 billion in respect of financial year 2025. This share repurchase, together with the anticipated dividend, would result in distributions in respect of financial year 2025 of € 2.9 billion, in line with the bank's 50% target payout ratio for 2025, completing distributions in relation to financial year 2025.
By the nature of the bank’s business, Deutsche Bank is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including in the United States and in the
United Kingdom. Such matters are subject to many uncertainties. While Deutsche Bank has resolved a number of important litigation matters and made progress on others, the bank could be exposed to significant costs if new regulatory enforcement matters or litigation arise, or those pending against the bank develop adversely. For 2026, and with a caveat that forecasting litigation charges is subject to many uncertainties, Deutsche Bank presently expects net litigation charges to be significantly higher than the levels experienced in 2025. For more details, please refer to
“Provisions” of this report.
For a discussion of the risks and opportunities for the outlook of Deutsche Bank please refer to the section “Risks and opportunities” of this report.
Post-tax return on average tangible equity is a non-GAAP financial measure. Please refer to “Supplementary financial information (Unaudited): Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based. All forward-looking projections below are based on January
31, 2026, foreign exchange rates. With effect from the first quarter of 2026, Deutsche Bank will discontinue the separate reporting of adjusted costs and nonoperating costs.

Deutsche Bank	Outlook
Annual Report 2025	Deutsche Bank Business segments

Deutsche Bank Business segments
Corporate Bank
Corporate Bank expects further progress on its initiatives and growth in business volumes to support the performance in
2026. Net revenues are expected to be slightly higher compared to prior year, driven by higher net commission and fee income from targeted growth initiatives and modest growth in net interest income.
Corporate Treasury Services revenues are anticipated to be slightly higher in 2026 compared to 2025, supported by growth in net commission and fee income across Cash Management and Trade Finance products. Institutional Client
Services revenues are anticipated to be essentially flat, as growth in Corporate Trust will be partly offset by the remaining impacts of net interest income normalization in Institutional Cash Management. In Business Banking, revenues are expected to be slightly higher, driven by higher deposit volumes and higher net commission and fee income.
Provision for credit losses is expected to be significantly higher in 2026 compared to the prior year, driven by a normalized level of Stage 3 provisions after low levels in the prior year.
Noninterest expenses are expected to be slightly higher, driven by investments in the growth initiatives.
Risk weighted assets in the Corporate Bank are anticipated to be slightly higher in 2026, as loan growth will be partially offset by optimization measures in sub-hurdle businesses.
Investment Bank
Investment Bank revenues are expected to be slightly higher in 2026 compared to the prior year. The business segment expects the benefits of both prior period and planned investments made as part of the communicated strategy in
Investment Banking & Capital Markets to drive revenue improvement, while FIC is expected to maintain the momentum of a very strong 2025 performance in both Markets and Financing.
FIC revenues are expected to be essentially flat compared to a very strong 2025. Rates expect to build on the momentum of the prior year, while selectively growing via targeted investments in line with client demand and market opportunities. The Foreign Exchange business will look to continue technological development in spot and further expand its precious metals offering following a strong 2025. Global Emerging Markets intends to continue to further enhance its onshore capabilities across regions, building on client workflow solutions globally, while selectively expanding its product offering. Credit Trading intends to further develop its flow businesses, specifically in the U.S. The
Financing business intends to look to build on very strong 2025 and maintain its position as one of the leading franchises globally, while additional targeted balance sheet investment should help to mitigate any potential spread compression.
Investment Banking & Capital Markets revenues are expected to be significantly higher in 2026 compared to the prior year, supported by prior period and planned investments and strengthened by the new leadership appointed in 2025.
Advisory plans to build on the momentum of a strong last two years and benefit from targeted investment into specific sectors and countries where the business was previously underweight. Equity Origination will continue to provide a competitive offering across products, while investment into its Equities distribution capabilities will drive revenue improvement and enhance primary deal economics. Within Debt Origination, Leveraged Debt Capital Markets should benefit from the non-repeat of specific loan losses in the first half of 2025, while Investment Grade Debt will also look to maintain its strong performance in prior year, and benefit from the aforementioned targeted investments.
Provision for credit losses are expected to be significantly lower in 2026 compared to 2025. The reduction is driven by expected lower levels of Stage 3 impairments including the CRE sector, in addition to lower Stage 1 and 2 charges where the impacts of model changes and recalibrations are expected to reduce.
In 2026, noninterest expenses are expected to be slightly higher compared to the previous year. Strategic growth initiatives, technology investments and expected increased litigation expenses are partially offset by lower bank levy charges and more broad-based cost efficiencies.
For 2026, risk weighted assets in the Investment Bank are expected to be significantly higher compared to 2025, driven primarily by increased credit risk RWA to support revenue growth.

Deutsche Bank	Outlook
Annual Report 2025	Deutsche Bank Business segments

Private Bank
In 2026, Private Bank net revenues are expected to be higher compared to 2025. Deposit and investment product revenues are expected to be significantly higher, supported by continued net inflows into assets under management.
Lending revenues are expected to be slightly lower.
In Personal Banking, net revenues are expected to be higher compared to the prior year, driven by growth in deposit and investment product revenues. Lending revenues in Personal Banking are expected to be slightly lower in line with the bank’s strategy.
In Wealth Management, net revenues are expected to be higher compared to 2025 driven by increased investment product revenues supported by continued business growth and dedicated hiring initiatives. Deposit revenues are expected to be slightly higher, while lending revenues are expected to be slightly lower.
Private Bank assumes continued inflows in assets under management in 2026 with corresponding volumes in assets under management expected to be higher compared to year end 2025. However, the overall development of volumes will be highly dependent on market parameters, including equity indices and foreign exchange rates.
In 2026, provision for credit losses are expected to be significantly higher than in the previous year, which included benefits from model updates resulting in low levels in the prior year.
Noninterest expenses are expected to be slightly higher compared to 2025 driven by investments into business growth as well as transformation initiatives and efficiency programs.
Risk weighted assets are expected to be essentially flat compared to 2025, reflecting essentially flat credit risk RWA.
Asset Management
Asset Management principally consists of the consolidated financial results of DWS Group GmbH & Co. KGaA, of which
Deutsche Bank AG owns a controlling interest.
Asset Management expects total net revenues to be slightly higher for the full year 2026 compared to 2025.
Management fees are expected to be higher, reflecting increasing average assets under management. Performance and transaction fees are expected to be significantly lower.
Noninterest expenses are expected to be essentially flat in 2026 compared to 2025, as the segment expects to maintain strict cost discipline.
Assets under management are expected to be higher at the end of 2026 compared to the end of 2025, driven by net inflows and constructive markets.
Risk weighted assets are expected to be significantly higher compared to 2025 driven by funds with minimum value commitments and organic and inorganic business growth mainly from co-investments and strategic projects.
Corporate & Other
Corporate & Other is expected to generate a pre-tax loss of approximately € 0.2 billion per quarter in 2026 driven by shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, as well as valuation and timing differences.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Risks and Opportunities
The following section focuses on future trends or events that may result in downside risk or upside potential from what
Deutsche Bank has anticipated in its “Outlook”. During 2025, the global operating environment remained volatile driven by persistent geopolitical uncertainty and shifting monetary policy expectations. Geopolitical risks are focused on the policy announcements and other actions of the U.S. administration, the global response to these actions, and the implications for the U.S. and global economies. In Europe, while growth is expected to pick up, the economic and political outlook remain uncertain including the impact of trade tariffs, fiscal stimulus and competition with China and broader policy response to Global economic pressures.
While Deutsche Bank continuously plans and adapts to changing situations, the bank runs the risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could impact Deutsche Bank’s ability to achieve its strategic goals. As such, the bank may incur unexpected losses including impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price.
Opportunities may arise if macroeconomic conditions improve beyond currently forecasted levels, leading to higher revenues and improving the bank’s ability to exceed its 2028 financial targets and capital objectives. Potentially higher inflation, interest rates and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins; and Deutsche Bank could benefit from helping clients navigate such financial markets.
Reduction in complexity of the regulatory landscape across jurisdictions may also create revenue generating opportunities. Continued focus on the bank’s digital transformation agenda and use of AI could enhance resilience and position the bank to capture upside potential should the operating environment improve more rapidly than currently foreseen. Lastly, focusing on accelerating value creation through Deutsche Bank’s three strategic levers may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.
Risks
Macroeconomic and market conditions
The macroeconomic and market environment in 2025 was defined by persistent uncertainty, policy divergence, and heightened volatility factors that collectively shaped the risk landscape for the bank and its stakeholders. This included a significant escalation in global trade tensions, particularly in the first half of the year following the U.S. administration announcement of sweeping “reciprocal” tariffs and with even more punitive measures targeted at China, along with ongoing uncertainty around Russia’s war in Ukraine and global divergence on central banks monetary policies which have led to significant currency movements. In Europe, uncertainty around political stability and fiscal positions for certain larger economies led to sovereign credit rating downgrades and pressure on bond yields which could have a negative impact on the economy and ultimately impact the creditworthiness of European clients. Although the U.S. economy expects growth in 2026, inflation is expected to remain elevated in the near term and slower labor force growth could devalue or create volatility in the U.S. dollar exchange rate, which could negatively impact the bank’s revenues and results of operations.
Germany stagnated and there was weak growth across Europe during 2025 as market activity and sentiment was impacted by the escalating trade conflict with the U.S. and increased competition with China, especially in the automotive sector. In 2026, external headwinds are expected to remain, inflationary pressures from fiscal easing and a tightening labor market may lead to inflation risks and pressure on the ECB to raise interest rates. These risks could have a negative impact on the European economy and adversely affect Deutsche Bank’s loan growth and ability to achieve its strategic goals.
Large-cap technology stocks have fuelled concerns about a potential AI-driven bubble. Gold reached record highs as investors sought safe havens amid persistent uncertainty, while long-term bond yields fluctuated in response to shifting fiscal and political dynamics. Volatility or sharp declines or market corrections in asset prices and bond yields could adversely impact the banks profitability and result in financial losses.
Commercial real estate (CRE) remains a key risk for potential increases in provisions for credit losses, with refinancing challenges and price stabilization still uncertain, particularly in the U.S. While market indicators point to stabilizing CRE prices, significant impairment risk remains depending on property types and regions (e.g., U.S. office space on the West
Coast) and could result in Deutsche Bank experiencing loan loss provisions higher than expected.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Private credit and activities from non-bank financial institutions (NBFI), continued to face pressure from higher interest rates, refinancing risks, and subdued investor sentiment. Failures of a select number of sub-prime lenders in the U.S.
increased investor focus on risks associated with private credit and raised wider concerns around underwriting standards and fraud risk. Although Deutsche Bank is not exposed to significant risks related to NBFIs, the bank could face potential indirect credit risks through interconnected portfolios and counterparties.
Overall, either in isolation or in combination with other risk factors such as the potential escalation of geopolitical risks
(see below), the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit losses as well as increased capital and liquidity demands as clients draw down on funding lines. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves. Negative impacts on investor appetite may also impact the bank’s ability to distribute and de-risk capital market commitments, which could potentially result in losses as well as making pricing and hedging more challenging and costly. Higher volatility in capital markets amidst the challenging macro environment could also lead to increased inherent risks in several operational risks including transaction processing, internal and external fraud. It also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under securities financing transactions.
If multiple downside risks such as renewed trade tensions, fiscal instability, or disorderly market corrections were to materialize simultaneously, these risks could have a material adverse impact on Deutsche Bank’s financial results and ability to meet its 2028 financial targets and capital objectives.
Geopolitical Events
Geopolitical developments continue to present a complex and evolving risk landscape that may affect Deutsche Bank’s operating environment, market performance, and the achievement of its 2028 financial targets.
In the Middle East, the U.S. led military intervention in Iran and retaliation by Iran against targets in the Middle East, may lead to a protracted period of uncertainty in the region. A key risk is the potential for prolonged higher oil and gas prices if supplies through the Strait of Hormuz are restricted for an extended period. Deutsche Bank has limited direct exposures to the Middle East, however broader geopolitical destabilization could negatively impact the bank’s clients and have an adverse effect on Deutsche Bank's financial results (including increases in allowance for credit losses) and operations.
Recent events in Venezuela, resulting in the U.S. apprehension of President Nicolás Maduro, marks a significant geopolitical escalation which could elevate regional uncertainty, sanctions, market volatility, and cross‑border political risk. Additionally, emerging territorial claims, such as those by the U.S. administration regarding Greenland, have introduced uncertainty into the transatlantic partnership, with potential implications for European security cooperation frameworks. If there is further targeted action on other regions, there could be market-wide implications, including sovereign stress and/or market dislocation. These risks could have material adverse effects on Deutsche Bank's results of operations.
Relations between U.S. and China remain a central risk factor for the bank. Notwithstanding recent bilateral agreements between the U.S. and China aimed at reducing trade barriers and retaliatory measures, rising U.S. and China tensions, ongoing cross-border investment restrictions and dispute over potential tariffs, sanctions, export controls, trade of rare earth minerals and critical technologies, Hong Kong and human rights, raise the specter of further economic polarization and the emergence of distinct U.S. and China-led trading blocs. The risk of retaliatory measures and broader fragmentation of global trade may increase , with potential adverse impacts on the bank’s cross-border activities and client base.
The European Union took action to protect domestic industries, proposing sharp cuts to steel import quotas and raising out-of-quota tariffs to 50%. These measures heightened the risk of retaliatory trade actions and further exacerbated global trade tensions, which could have an adverse impact on the bank's loan portfolio. Sanctions regimes became more complex and far-reaching, with sanctions intensifying in the later part of 2025. For example, the EU adopted its 19th sanctions package against Russia, introducing a phased ban on Russian liquid natural gas imports, tighter controls on banks and crypto exchanges, and expanded secondary sanctions targeting third-country entities, which increases the bank’s operational and compliance risk.
Russia’s war in Ukraine continued, with Russian attacks intensifying and Western support for Ukraine showing signs of fatigue and fragmentation. Hopes for a ceasefire remained elusive, and the risk of prolonged instability undermined global investor confidence and increased market volatility. In Russia, fast-tracked legislation enabled the sale of foreign state-owned assets, raising concerns about potential expropriation of foreign companies and increasing the risk of adverse regulatory or government actions, which could adversely affect Deutsche Bank’s operations in Russia and result in financial losses.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Hybrid and cyber warfare and operational risks emerged as significant themes. Undersea cables became targets for attack by state and non-state actors, threatening real-time services such as trading, payments, and service delivery. The bank’s vendors faced potential connectivity issues during regional outages, raising reputational, regulatory, and financial risks.
Overall, the geopolitical landscape in 2025 was characterized by persistent uncertainty, evolving risks, and the potential for rapid escalation. The interplay of trade policy, sanctions, regional conflicts, and operational threats created a challenging environment for the bank’s operations, available resources and potentially impact its business model.
Deutsche Bank expects this uncertainty to persist in 2026, which could negatively impact the bank’s results of operations and reduce the bank’s ability to achieve its 2028 financial targets.
Strategy
In November 2025, Deutsche Bank announced the next phase of its strategy, Scaling the Global Hausbank. The bank announced its financial targets and objectives for the period until 2028 and management’s focus in the next phase on accelerating value creation by scaling the Global Hausbank. While Deutsche Bank continuously plans and adapts to changing situations, the bank runs the risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could result in the bank not achieving its financial targets and objectives by the end of 2028. In addition, Deutsche Bank may incur unexpected losses including impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base or broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that
Deutsche Bank will not be able to make desired cash distributions and share buybacks, which are subject to regulatory approval, shareholder authorization and meeting German corporate law requirements. In these situations, the Group would need to take actions to ensure it meets its minimum capital or liquidity objectives. These actions or measures may result in adverse effects on Deutsche Bank’s business, results of operations, strategic plans or meeting its financial targets and capital objectives.
Deutsche Bank operates in highly competitive markets in all business segments. The ability to deploy capital and fund investments is an important success factor. The bank continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large international banks, smaller domestic banks, new international banks entering the German market, as well as emerging and non-
banking competitors (e.g., digital first and fintechs). If significant competitors were to merge or be acquired, this could have impact on Deutsche Bank’s business model and opportunities to grow non-organically in the future.
Deutsche Bank has the objective to maintain a strong capital position with CET1 ratio operating range of 13.5% to 14.0%, with no less than 200 basis points distance to the Maximum Distributable Amount (MDA) threshold. The Group’s capital ratio development reflects among other things: the performance of the bank’s operating businesses; the delivery of associated benefits from change initiatives including for example front-to-back optimization and AI adoption programs;
cost related to potential litigation and regulatory enforcement actions; growth in the balance sheet usage of business segments; changes in the bank’s tax and pensions accounts; impacts on other comprehensive income; and changes in regulation and regulatory technical standards (including assumptions made in CRR 3 rules in relation to the output-
floor).
The Group enters into contracts and letters of intent in the ordinary course of business. When these are preliminary in nature or conditional, the bank is exposed to the risk that they do not result in execution of the final agreement or consummation of the proposed arrangement, putting associated benefits with such agreements at risk.
The financial results of the bank could be adversely impacted if anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships, planned cost savings and other investments do not materialize. At the same time, any integration process would require significant time and resources, and the bank may not be able to manage the process successfully.
All of the above could have a material impact on the bank’s CET 1 ratio as well as its financial targets. It is therefore possible that the bank could fail to meet certain capital objectives e.g., the CET 1 ratio within an operating range of
13.5% to 14.0% with 200 basis points distance to the Maximum Distributable Amount as a floor; and a 60% total payout ratio from 2026 and distribution of excess capital when CET 1 ratio is sustainably above 14%.
In addition, the following risks could adversely impact the bank’s strategic goals and ability to achieve its financial targets and capital objectives for 2028.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
The base case scenario for Deutsche Bank’s financial and capital plan includes revenue growth estimates which are dependent on a number of factors, including macroeconomic developments, market fee pools and market share of the overall fee pool. If there is stagnation or downturn in any of these areas this could significantly impact the bank’s ability to generate revenue growth. This base case scenario also includes assumptions regarding the bank’s ability to manage costs in future periods
In addition, the bank’s base case scenario is based on current market implied forward interest rate curves, inflation levels and expected foreign exchange rates. If any of these develop or fluctuate differently from what the bank expects, this could have an adverse impact on Deutsche Bank’s revenues and costs
Reputational risk or negative market perceptions of Deutsche Bank could impact client levels, deposits or asset outflows.
Liquidity and funding
Deutsche Bank has a continuous demand for liquidity to fund its business activities and the bank’s liquidity may be impaired if the bank is unable to access secured and/or unsecured debt markets, access funds from subsidiaries, allocate liquidity optimally across businesses, sell assets, or experiences unforeseen outflows of cash or deposits. These situations may arise due to disruptions in the financial markets, including limited liquidity, defaults by counterparties, non-
performance or other adverse developments that affect financial institutions. Such adverse developments may include the reluctance of counterparties or the market to finance Deutsche Bank’s operations due to perceptions about potential outflows (including deposit outflows) resulting from litigation, regulatory or similar matters. These items may be actual or perceived weaknesses in the bank’s businesses, business model or strategy, as well as in Deutsche Bank’s resilience to counter negative economic and market conditions. If such situations occur, internal estimates of the bank’s available liquidity over the duration of a stressed scenario could be negatively impacted.
In addition, these perceptions could affect in multiple ways like negative market perceptions which can raise Deutsche
Bank’s cost of accessing capital markets, thus, negatively affecting the bank’s funding curve and increase funding spreads. Such situations may hinder the bank’s ability to refinance assets, support business activities, or maintain capital levels. As a result, the bank may be forced to sell assets at unfavorable prices or reduce business activities, including lending.
Liquidity risk could also arise from lower value and marketability of Deutsche Bank’s High Quality Liquid Assets (HQLA),
impacting the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing central bank facilities, as well as their value in the repo/wholesale funding market.
Additional liquidity risks, due to negative developments in the wider financial sector, may also occur from withdrawal of deposits not insured by deposit guarantee schemes or result in deposits moving into other investment products. In times of economic uncertainty or market stress, digital banking allows depositors to swiftly move funds digitally to other market participants, leading to a faster and larger scale of deposit outflows. This risk may be exacerbated by the rollout of the European Instant Payments Regulation which could lead to accelerated outflows outside of normal business hours in addition to increased needs for intraday liquidity. In addition, higher interest rates could foster price competition among banks for retail deposits increasing Deutsche Bank’s funding costs, as well as putting further pressure on the volume of Deutsche Bank’s retail deposits, which are one of the main funding sources for the bank.
Uncertain macroeconomic developments could negatively affect Deutsche Bank’s ability to transact foreign exchange
(FX) trades due to volatility in the FX markets or if counterparties are concerned about the bank’s ability to fulfil agreed transaction terms and therefore seek to limit their exposure. In addition, if Central Bank emergency FX swap facilities were removed, this may lead to the widening of spreads in the FX markets, increased foreign currency funding costs and a reduction in USD liquidity in the market. Additionally, increased FX mismatches on the bank’s balance sheet may lead to increased collateral outflows if the euro (Deutsche Bank’s reporting currency) materially depreciates against other major currencies and may lead to difficulties to support liquidity needs in different currencies.
As part of emerging risks, digital payments and blockchain are assessed as areas which could impact the depth and volatility of market liquidity and funding and may temporarily impact cost of funding and thereby adversely affect profitability.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Regulatory supervisory reforms, assessments and proceedings
The regulatory reforms enacted and proposed in response to weaknesses identified during the last financial crisis together with increased regulatory scrutiny and discretion will impose material costs on the bank, create significant uncertainty and may adversely affect the Group’s business plans as well as its ability to execute the bank’s strategic plans in the medium-term. Those changes that require the bank to maintain increased capital may significantly affect the bank’s business model, financial condition, and results of operation as well as the competitive environment more generally. This could occur more generally with regards to the UK. With the UK being outside the European Union, it can be more agile on the future direction of its supervisory and regulatory framework. Given Deutsche Bank’ set-up in the UK as a branch, the bank will not be able to benefit in general from improvements made to the UK framework.
Supervisors can also impose capital surcharges or regulatory adjustments, for example, as a result of the regular
Supervisory Review and Evaluation Process (SREP) performed by the ECB on an annual basis. Such adjustments may, for example, reflect additional risks posed by deficiencies in the Group’s control environment, concerning the treatment of specific portfolios, products or transactions. Following the 2025 SREP, Deutsche Bank has been informed by the ECB of its decision regarding prudential capital requirements to be maintained from January 1, 2026, onwards, that Deutsche
Bank’s Pillar 2 Requirement amounts to 2.85%, a decrease of five basis points compared to the bank’s Pillar 2
Requirement applicable for 2025. ECB’s SREP decision also includes a Pillar 2 Requirement for the leverage ratio of 10 basis points, unchanged versus prior year SREP and effective from January 1, 2026, onwards. Further, the decision includes conclusions the ECB draws from regulatory stress tests conducted by the EBA or the ECB. On August 1 , 2025, the EBA and the ECB published the results of the 2025 EU-wide Stress Test. The ECB evaluates each bank’s performance from a qualitative angle to inform the decision on the level of Pillar 2 Requirement and a quantitative outcome which is one aspect when assessing the level of Pillar 2 Guidance. The ECB has already used these powers in its SREP decisions in the past and it may continue to do so to address findings from onsite inspections. In extreme cases, the ECB can even suspend certain activities or permission to operate within their jurisdictions and impose monetary fines or capital surcharges for failures to comply with rules applicable to the guidelines.
Regulators across the world can also impose capital surcharges to address macroeconomic risks, through the use of macroprudential tools. These include CET1 buffer increases that could apply group-wide or only for local activities at national level or for specific types of exposures (e.g., mortgages). The use of these tools is governed by the applicable macroprudential framework in the EU or any other relevant jurisdiction and are typically decided by national macroprudential authorities, such as BaFin, often on the basis of Central Bank analysis for macroeconomic risks. In addition, regulatory supervisors could amend interpretations on previously issued guidance and require financial institutions to apply the new interpretations on a retrospective basis, which could negatively impact the bank.
Several future changes to macroprudential tools are expected to impact Deutsche Bank’s business. The European
Commission had previously announced a review of the EU macroprudential regime for 2022-2023. These reviews did not take place within the envisaged timeline. The European Commission will continue looking at these issues in 2026 as part of the consultation on the European Banking Competitiveness and there is always a possibility for a legislative proposal.
Such reforms could result in an increase of the bank’s level of capital requirements, including capital buffers, additional capital requirements for securitizations, an increase in risk-weighted assets or other regulatory requirements related to the banks’ dealings with various types of counterparties, including Non-Bank Financial Intermediaries (NBFI).
In July 2024, the EU prudential rules (Capital Requirements Regulation and Directive – CRR III and CRD VI) was published in the EU Official Journal. The reform implements the Basel Committee on Banking Supervision (BCBS) Final Basel III
reforms. These reforms change how EU banks will calculate their risk weighted assets. The biggest part of the reforms apply since January 2025, with the exception of the rules on Market Risk (implementing the Fundamental Review of the
Trading Book – FRTB), which has been delayed by the European Commission, via a Delegated Act, to January 2027. In
November 2025, the European Commission launched a consultation on how to apply FRTB after January 2027, in view of concerns around its calibration and non-implementation by other key jurisdictions. The output floor, which limits the internal-model RWA to ultimately 72.5% of the Standardized Approach RWA, will apply fully in January 2030. Final Basel
III will increase the bank’s RWA and associated capital requirements. The reform is also being implemented, with different timelines, in all major jurisdictions. At the start of 2024, the EBA consulted on amendments to its RTS
(Regulatory Technical Standard) on prudent valuation. This standard sets out the requirements that institutions operating in the EU should apply for the valuation of their fair-valued assets and liabilities for prudential purposes. The
EBA is working through the comments received, depending on their final view, this may lead to an increase in the bank’s
CET1 requirements.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
In April 2023, the European Commission issued a legislative proposal for reform of the EU crisis management and deposit insurance framework, with amendments to all relevant Directives and Regulations, including the Bank Recovery and
Resolution Directive, the Single Resolution Mechanism Regulation and the Deposit Guarantee Scheme Directive. The
purpose of the legislative proposal is, among other things, to further harmonize and regulate the crisis management and resolution of small- and medium-sized EU banks, which are currently subject to some degree of national discretion. In its legislative proposal the Commission includes several changes that could impact Deutsche Bank and its clients, including a change in the insolvency hierarchy of claims of all depositors, including those uninsured by deposit guarantee schemes.
Also, the proposals provide for an expanded possibility by authorities to use the funds of national deposit guarantee scheme to contribute to the resolution of a bank, and thus giving also access to the Single Resolution Fund. This
European Commission legislative proposal followed the regular EU co-legislative process, with the involvement of the EU
27 Member States and the European Parliament. The co-legislators reached an agreement, and the formal finalization of the revised directives and regulation and publication in the EU Official Journal will likely happen in 2026.
The Retail Investment Strategy, a European Commission proposal from May 24, 2023, containing a series of measures and amendments to the current legislative framework to strengthen investor participation and consumer trust remains in the legislative process with the Parliament and Council having finalized their respective positions. A political agreement between the European Parliament and Council has been reached at the end of 2025, with minor details to be worked out during 2026.
The revised Markets in Financial Instruments Directive and Regulation (MiFID II/R) entered into force in March 2024.
Further technical work by the European Securities and Markets Authority (ESMA) and the European Commission on
transparency requirements and the consolidated tape have started in 2024 and will continue through 2026.
In June 2023, the European Commission published two legislative packages, one linked to the introduction of a digital euro, the other on financial data access and payments. The European Parliament and EU Member States are now to
discuss both packages where both texts are still under discussion.
In 2025, the regulatory environment for ESG and sustainable finance in the EU was focused on simplification and cutting the reporting burden. The ESG Omnibus initiative was adopted which will lead to less companies having to apply the
Corporate Sustainability Reporting Directive (CSRD) and the Corporate Sustainability Due Diligence Directive (CSDDD).
Simultaneously, the Taxonomy Disclosure Delegated Act was revised which leads to reduced reporting requirements, while the European Sustainability Reporting Standards are still under revision in view of further simplification. The review of the Sustainable Finance Disclosure Regulation was initiated with a proposal by the European Commission. Adoption is expected during 2026. The application of the Deforestation Regulation has been further postponed to December 30,
2026 and to mid-2027 for small firms.
In the UK transition plan requirements for corporates were further advanced. The FCA's Sustainability Disclosure regime, including its anti‑greenwashing rule and investment labels, were further implemented. Domestic sustainability reporting standards are in the process of being aligned with the global International Sustainability Standards Board (ISSB) baseline with voluntary use from 2026. Plans to establish a UK Green Taxonomy were discontinued.
Supervisory expectations for banks on climate and environmental risk management continue to increase in the EU, UK and APAC, with the ECB also emphasizing nature-related risks.
Supervisors can also impose other capital surcharges, such as the increase of macro-prudential capital buffers including the Countercyclical Capital Buffer and the Systemic Risk Buffer.
In summary, both the regulatory and legislative environment will continue to be dynamic and may impact Deutsche
Bank’s revenue and costs (e.g., the cost to ensure ongoing and future compliance). Additionally, the prospect of regulatory conditions easing in certain non-European regions could present a competitive disadvantage to the bank.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Internal Control Environment
Deutsche Bank’s businesses require effective controls to process and monitor a wide range of complex, high-volume transactions across diverse markets, which is dependent on the strength of the bank's policies, control testing protocols,
IT systems and employee capabilities. If these systems do not identify, monitor, aggregate, measure, mitigate and report all risks critical for comprehensive risk management and regulatory reporting, then Deutsche Bank's results of operations and regulatory position could be negatively impacted.
Although improvements have been made, certain elements of the bank's control environment and supporting infrastructure remain below target state, with legacy technology, data fragmentation and manual processes persisting in some areas. These conditions can impede the timeliness and quality of internal and regulatory reporting and hinder consistent risk aggregation across businesses and legal entities. The bank is executing multi-year initiatives to simplify architecture, strengthen data governance and automate controls, but structural complexity, dependency on end-user tools and uneven system integration continue to pose operational risks. Materialization of these risks could result in disruptions to core processes, delay in implementation of strategic change programs, and reduced operational resilience to challenges in the external operating environment, resulting in a negative impact to Deutsche Bank from a client, regulatory, and reputational risk perspective.
Retaining specialist expertise across control disciplines, including information technology and security, financial crime and data governance, remains challenging, and increased reliance on third-party and cloud service providers introduces additional oversight and resilience considerations. Any inability to retain key personnel or effectively manage third-party risks may impair the bank's ability to maintain sound controls or close regulatory findings.
The bank's principal regulators, including BaFin, ECB, UK Prudential Regulation Authority and Federal Reserve Board,
along with Deutsche Bank's Management Board and Group Audit function continue to review internal controls and infrastructure closely. These assessments have identified enhancements needed in areas such as financial crime, information security, IT resiliency, transaction processing and data management. While remediation is underway, the breadth of these programs and their interdependencies mean execution risk remains elevated until improvements are completed, validated and operate effectively over time.
To address these risks, the bank is investing in technology modernization and resiliency, including cloud adoption, advanced analytics to enhance risk and control testing, however it cannot be assured that these measures will be successfully integrated or successfully remediate risks. While these capabilities may support improved oversight, they introduce new risks such as data quality, AI governance and cyber resilience that require strong controls and assurance.
Technology, Data and Innovation
Digitalization and the speed of innovation in areas such as AI may offer market entry opportunities for new competitors such as cross-industry entrants, global tech companies and financial technology companies. In addition, banking competitors may develop their business models to enter the bank’s core markets with largely digital offerings. Therefore, the bank expects its businesses to have an increased need for investments in digital products, AI and process resources.
If the above investments are not made, or if Deutsche Bank is not otherwise able to compete with these new entrants, there is a risk Deutsche Bank could lose market share, which could have a material adverse effect on its financial results.
Through its strategic partnership with Google Cloud, Deutsche Bank is migrating parts of its application landscape to the public cloud with the goal of improving IT flexibility and resilience. The adoption of public cloud services remains an area of significant regulatory interest, and the bank must ensure and adopt applicable standards of data privacy and security to protect client and bank information. Failure to do so can compromise client trust, lead to financial losses and result in regulatory penalties, litigation and compensation obligations.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
AI has the potential to be a transformative technology for the bank, while at the same time posing new challenges such as hallucination or bias and thereby requiring validation of accuracy and explainability, as well as data privacy and sovereignty. The emergence of agentic AI solutions has the potential to enable autonomous decision making within processes, increasing the probability of undetected mistakes. Deutsche Bank has incorporated AI risk into its control framework, supported by an AI Oversight Forum that ensures bank‑wide monitoring, risk assessment, and alignment with strategic goals. The bank has also defined AI & Data Ethics Principles to guide responsible innovation. In addition, it conducts rigorous evaluations of AI outputs through cross‑checks with other systems, comparisons to trusted benchmarks, and final human involvement in system design, model tuning, and decision‑making. However, despite the bank’s risk and control framework, as these technologies evolve additional risks to the bank may arise. For example, autonomous AI agents could distort or override defined objectives and optimize in ways that undermine regulatory, ethical, or operational safeguards, such as prioritizing speed or performance metrics over compliance obligations, fairness standards, or critical quality controls. If the bank does not address these emerging risks, it may face compliance issues, operational inefficiencies and potential losses, along with reputational risks that could weaken the market’s confidence in Deutsche Bank’s ability to apply responsible use of AI.
Deutsche Bank continually assesses and monitors security threats to safeguard its operations and the confidentiality, integrity, and availability of information assets, including data belonging to clients, business partners, and employees.
This comprises identification of and response to incidents along the bank’s supply chain, including third- and fourth-
party vendors. This also includes the Deutsche Bank infrastructure as well as external dependencies, such as electricity provision, market and exchange infrastructure and others. Failure in performing any of these safeguards could result in disruption to the bank’s operations, reputational damage, as well as financial losses.
Deutsche Bank actively tracks threats which have the potential to exploit security vulnerabilities, including activities by nation-state actors and evolving risks, such as those introduced by technological advancements in artificial intelligence and quantum computing. The bank also continues to closely observe common attack scenarios, including ransomware and denial of service. Mitigation strategies and controls are continually adapted to address the global security threat landscape. Although, Deutsche Bank maintains insurance for such cyber events, there can be no assurance that such coverage will be adequate to cover all losses or liabilities arising from a cyber event. For further details and more information, please refer to the Information Security chapter within the Risk Report.
Data management risk can arise if there are weaknesses in processes for how data is collected, stored, processed, governed and used. This can negatively impact financial, reputational, or regulatory outcomes for the bank or its stakeholders. The bank’s ability to make informed decisions, personalize services, drive innovation and deploy AI at scale depends on having trusted, accessible, and well-governed data across the organization. The bank has established an organization-wide data management function and is now focused on implementing a robust data management framework. The framework supports maintaining regulatory compliance and ensures data continues to be accurate, complete, timely and aligned to group-wide policy. Residual data management risks include potential gaps in data quality, system integration, and regulatory non-compliance that may persist during the transition to full framework maturity. Regulators are actively involved in monitoring the bank’s progress during this transition.
Deutsche Bank operates in a highly regulated environment that is continuously evolving, requiring its technology landscape to adapt and remain aligned with these regulatory changes. Recent changes in the regulations such as the
Digital Operational Resilience Act (DORA) may require additional efforts and reprioritization of certain tasks. Failure in doing so creates the risk of non-compliance with new regulations, which could lead to fines, litigation and other enforcement actions, as well as reputational damage.
Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives.
These initiatives aim to reduce IT and business costs, improve controls, and drive revenue growth by offering new client features or targeting client growth. However, there are risks in executing these programs, such as, talent and financial constraints, dependencies on other programs and key deliverables, extended implementation timelines or adverse change related impacts activity on the control environment and functionality issues within upgraded applications or their underlying technologies. Failure to adequately and timely implement such major technology transformations could have a material adverse effect on Deutsche Bank’s business and results of operations.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Legal and regulatory enforcement proceedings and tax examinations
Deutsche Bank is subject to a number of legal and regulatory enforcement proceedings and tax examinations. The outcome of these proceedings is difficult to predict and may substantially and adversely affect the bank’s planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to the bank than expected, in terms of their costs or necessary changes to Deutsche Bank’s businesses or operations, or if related negative perceptions concerning the bank’s business and prospects and related business impacts increase,
Deutsche Bank may not be able to achieve its strategic objectives or may be required to change these objectives.
More generally, the bank operates in a highly and regulated and litigious environment, potentially exposing the bank to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm. The bank continues to maintain a regular dialogue with its supervisory authorities who expect the bank to deliver control improvements at a faster pace and in a higher quality manner.
Deutsche Bank understands this criticism and is committed to meeting these expectations.
The latest geopolitical developments in the U.S. and elsewhere may increase (i) the complexity and costs to comply with changing laws and rules, (ii) potential conflicts of laws as multiple regulatory regimes may come into sharper difference in various jurisdictions, and (iii) legal risks as novel applications of pre-existing laws are made, such as, the application of traditional antitrust law in the context of multi-party ESG initiatives. Should any of the legal proceedings be resolved against the bank, or any investigations result in a finding that the bank failed to comply with applicable law, the bank could be exposed to material damages, fines, limitations on business, remedial undertakings, criminal prosecution, or other material adverse effects on Deutsche Bank’s financial condition, as well as risk to its reputation and potential loss of business because of extensive media attention. Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements, or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of its businesses.
Risk management policies, procedures and methods
Deutsche Bank has devoted significant resources to develop its risk management policies, procedures and methods, including with respect to market, credit, liquidity, operational as well as reputational and model risk. However, the bank may not be fully effective in mitigating these risk exposures in all economic or market environments or against all types of risk, including risks that the bank fails to identify or anticipate. Where Deutsche Bank uses models to calculate risk-
weighted assets for regulatory purposes, potential deficiencies may also lead regulators to impose a recalibration of input parameters or a complete review of the model.
Some of the bank’s quantitative tools and metrics for managing risk are based upon its use of observed historical market behavior. The bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. In a financial crisis, the financial markets may experience extreme levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In such a volatile market environment, the bank’s risk management tools and metrics may fail to predict important risk exposures. In addition, Deutsche Bank’s quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors the bank did not anticipate or correctly evaluate in its models. This has limited and could continue to limit the bank’s ability to manage its risks especially in light of geopolitical developments, many of the outcomes of which are currently unforeseeable. The bank’s losses thus have been and may in the future be significantly greater than the historical measures indicate, which could materially and adversely affect its results of operations, financial condition or capital position.
In addition, the bank’s more qualitative approach to managing those risks not taken into account by the quantitative methods could also prove insufficient, exposing the bank to material unanticipated losses. Also, if existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Deutsche Bank. This could harm the bank’s reputation as well as its revenues and profits.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Operational Risk
Deutsche Bank faces operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. An example of this risk concerns derivative contracts, which are not always confirmed with the counterparties on a timely basis. For so long as the transaction remains unconfirmed, the bank is subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract.
In addition, Deutsche Bank’s businesses are highly dependent on its ability to process manually or through its systems a large number of transactions on a daily basis, across numerous and diverse markets in many currencies. Some of the transactions have become increasingly complex. Moreover, management relies heavily on its financial, accounting and other data processing systems that include manual processing components. If any of these processes or systems do not operate properly, or are disabled, or subject to intentional or inadvertent human error, the bank could suffer financial loss, a disruption of its businesses, liability to clients, regulatory intervention or reputational damage.
The bank is also dependent on its employees to conduct its business in accordance with applicable laws, regulations and generally accepted business standards. If the bank’s employees do not conduct its business in this manner, the bank may be exposed to material losses. Furthermore, if an employee’s misconduct reflects fraudulent intent, the bank could also be exposed to reputational damage. The bank categorizes these risks as conduct risk, a term used to describe the risks associated with behavior by employees and agents, including third parties, that could harm clients, customers or the integrity of the markets, such as selling products that are not suitable for a particular customer, fraud, unauthorized trading and failure to comply with applicable regulations, laws and internal policies. U.S. regulators in particular have been increasingly focused on conduct risk, and such heightened regulatory scrutiny and expectations could lead to investigations and other inquiries, as well as remediation requirements, more regulatory or other enforcement proceedings, civil litigation and higher compliance and other risks and costs.
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and
Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC)
and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI). Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions or similar restrictive measures could be imposed by the United States or other jurisdictions without warning, as a result of geopolitical developments. Should the bank fail to comply timely and in all respects with these sanctions, the bank could be exposed to legal penalties or other adverse action and its reputation could suffer.
The bank in particular faces the risk of loss events due to the instability, malfunction or outage of its IT system and IT infrastructure, as well as breaches in IT system and infrastructure (including cyber-attacks). Such losses could materially affect the bank’s ability to perform business processes and may, for example, arise from the erroneous or delayed execution of processes as a result of system outages, degraded services in systems and IT applications or the inaccessibility of its IT systems. A delay in processing a transaction, for example, could result in an operational loss if market conditions worsen during the period after the error. IT-related errors may also result in the mishandling of confidential information, damage to the bank’s computer systems, financial losses, additional costs for repairing systems, reputational damage, customer dissatisfaction or potential regulatory or litigation exposure (including under data protection laws such as the GDPR). Additionally, there is a heightened emphasis and growing expectations of data management and the risks posed by poor data management standards and data quality, and the potential impact to key control, decision-making and reporting processes.
Global industries continue to conduct business from home and away from primary office locations, which has changed business practices compared to historic trends. The demand on the bank’s technology infrastructure and the risk of cyber-attacks could lead to technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services, as well as increase the likelihood of conduct breaches.
Business continuity risk is the risk of incurring losses resulting from the interruption of normal business activities. The bank operates in many geographic locations and is frequently subject to the occurrence of events outside of its control.
Despite the contingency plans the bank has in place, its ability to conduct business in any of these locations may be adversely impacted by a disruption to the infrastructure that supports the bank’s business, whether as a result of, for example, events that affect the bank’s third-party vendors or the community or public infrastructure in which the bank operates. Any number of events could cause such a disruption including deliberate acts such as acts of war or other military action, sabotage, terrorist activities, bomb threats, strikes, riots and assaults on the bank’s staff; natural calamities such as hurricanes, snowstorms, floods, disease pandemics (such as the COVID-19 pandemic) and earthquakes; or other unforeseen incidents such as accidents, fires, explosions, utility outages and political unrest. Any such disruption could have a material adverse effect on the bank’s business and financial position.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
As a global bank, Deutsche Bank is often the subject of news reports. Deutsche Bank conducts its media dialogue through official teams. However, members of the media sometimes approach Deutsche Bank staff outside of these channels and Deutsche Bank-internal information, including confidential matters, have been subject to external news media coverage, which may result in publication of confidential information. Leaks to the media can have severe consequences for Deutsche Bank, particularly when they involve inaccurate statements, rumors, speculation or unsanctioned opinions. This can result in financial consequences such as the loss of confidence or business with clients and may impact the bank’s share price or capital instruments by undermining investor confidence. The bank’s ability to protect itself against these risks is limited.
Compliance & Anti Financial Crime
In September 2018, BaFin ordered Deutsche Bank to implement internal safeguards and comply with general due diligence obligations to prevent money laundering and terrorist financing. In February 2019, BaFin extended the order with regards to the review of its group-wide risk management processes in correspondent banking and adjust them as necessary. In April 2021, BaFin further expanded its order, requiring additional internal safeguards and sustainable compliance with due diligence obligations, including those for correspondent relationships. The April 2021 order was subsequently extended to include enhancements to the bank’s transaction monitoring systems. In 2023, the BaFin issued an additional order instructing Deutsche Bank to implement specific improvements to data processing systems for transaction monitoring and warned of potential financial penalties in case of non-fulfillment. To monitor the implementation of the ordered measures, BaFin appointed a Special Representative in 2018, whose mandate was prolonged following each order extension to ensure continued monitoring and progress assessment. This mandate concluded on October 30, 2024. The bank continues to fully cooperate with the BaFin and remains committed to allocating the necessary resources to implement the remaining measures within the deadlines.
In July 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company
Americas and DWS USA Corporation entered into a consent order and written agreement with the Federal Reserve Board concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The 2023 consent order alleges insufficient and delayed implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior consent orders the bank entered into with the Federal Reserve Board in 2015 and 2017. The 2023 consent order further provides that the material failure to remediate the unsafe and unsound practices or violations described therein may require additional and escalated formal actions by the Federal Reserve Board against Deutsche
Bank, including additional penalties or additional affirmative corrective actions. In the event the bank is unable to timely complete the sanctions and embargoes and AML control enhancement undertakings required by the Federal Reserve
Board, the damages could be substantial and the impact on the bank’s results of operations, financial condition and reputation would be material.
If Deutsche Bank is unable to improve its infrastructure and control environment to the satisfaction on the Federal
Reserve Board, the bank’s results of operations, financial condition and reputation could be materially and adversely affected. Regulators can impose fines or require the bank to reduce its exposure to or terminate certain kinds of products or businesses or relationships with counterparties or regions. The bank may also face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions with material impact on the bank´s business and profitability. These could, depending on the extent of any resulting requirements, significantly challenge the bank’s reputation and its ability to operate profitably under its current business model.
Deutsche Bank is involved in proceedings with regulatory and law enforcement authorities concerning its anti-financial crime controls over the past several years, both generally and in connection with specific clients, counterparties or incidents, including in the United States and Germany. Among the areas within the scope of these inquiries are client onboarding and KYC processes, transaction monitoring systems and procedures, processes concerning the decision to file or not to file a suspicious activity report, escalation procedures, and other related processes and procedures. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect the bank’s results of operations, financial condition and reputation.
The Frankfurt prosecutor is currently conducting investigations in the context of anti-financial-crime control related allegations, particularly regarding late filing of suspicious activity reports. Deutsche Bank’s offices were searched by the
Frankfurt prosecutor in connection with these investigations.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Operational Resiliency
As the bank continues to modernize its technology landscape and increases reliance on cloud‑based and data‑intensive platforms, operational resilience remains a priority for senior management. Growing dependence on a small number of global cloud and data center providers, many concentrated in the United States, heightens concentration and systemic risk, as seen in recent market wide outages. Given the scale, specialization and integration of such providers, the bank may not be able to readily substitute alternative providers, execute upon the bank’s remediation rights or migrate critical workloads without significant costs, disruption or delay. Geopolitical, regulatory or policy developments could further affect service continuity or data access.
While these platforms provide significant scalability and efficiency benefits, disruptions from provider outages, data‑center incidents, infrastructure constraints or geopolitical events could affect the bank’s ability to deliver critical services. Rising demand for computing power, including analytics and AI workloads, is also increasing pressure on underlying power and network infrastructure.
The accelerating pace of technological advances is heightening cyber risk, with threat actors leveraging increasingly sophisticated and frequent attacks. Geopolitical tensions continue to fuel persistent cyber activity, a trend expected to intensify as AI amplifies both capability and scale. Hybrid warfare which combines cyber operations, disinformation, and targeted disruption of critical digital infrastructure by state and non‑state actors, further elevates operational and systemic risks. These converging tactics blur the boundaries between physical and digital conflict, increasing the likelihood of multi‑vector disruptions that could impair the bank’s technology environment and threaten service continuity.
Third Party Vendor Management
Financial institutions rely on third-party and intragroup service providers for a range of services, some of which support their critical operations. These dependencies have grown in recent years as part of the increasing trend in digitalization of the financial services sector which can bring multiple benefits including flexibility, innovation and improved operational resilience. However, if not properly managed, disruption to service providers could pose risks to critical services provided by financial institutions, and in some cases, financial stability.
The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. There are two main areas of focus: (i) how financial institutions identify and manage their third-party risks and (ii) how systemic risks caused by concentration of services provided by critical third parties and subcontractors are addressed.
Deutsche Bank has a well-established approach to Third Party Risk Management; from a clear policy and procedure through to a centralized risk process for businesses to use when engaging with third parties. To respond to the increasing regulatory demand, Deutsche Bank is continuously enhancing the bank’s control environment. In 2025, the bank, introduced an assurance framework to gain additional visibility across third-party control environments, continued to adapt to adhere to regulations like Digital Operational Resilience Act (DORA) and is integrating the use of AI into the risk assessment process to improve both efficiency and risk insight.
When using third-party service providers, the bank remains fully responsible and accountable for complying with all the regulatory obligations, including the ability to oversee the outsourcing of critical or important functions. The bank may face risks of material losses or reputational damage if third parties fail to provide services as agreed with the bank and/or in line with regulatory requirements.
Similar to cybersecurity threats to Deutsche Bank, a successful cyberattack on a third party vendor could have a significant negative impact on the bank that may result in the disclosure or misuse of client as well as proprietary information, damage or inability to access information technology systems, financial losses, additional costs, personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Digital Assets
The continued evolution of digital assets and their potential applicability in payment and treasury processes as well as for other types of financial services presents operational, liquidity and financial risks. For example, the Bank is exposed to risks arising from shifts in the global payments landscape, including the increasing use of regulated forms of tokenized money such as stablecoins issued by both banking and non-banking entities, as well as the introduction of central bank digital currencies (CBDCs) for retail and wholesale use cases. The growth and acceptance of these instruments could furthermore displace elements of the Bank’s traditional product offering, such as trading, payments, custody and clearing, and payments with consequential impacts on Deutsche Bank’s business model and deposit base, and potentially increasing Deutsche Bank’s operational and liquidity risk landscape. In addition, new competitors may introduce tokenized asset products and services that the bank does not provide, which may result in the loss of revenue or clients.
Pension Obligations
Deutsche Bank sponsors a number of post-employment benefit plans on behalf of its employees, including defined benefit plans. For further details on Deutsche Bank’s employee benefit plans see Note 33 – “Employee Benefits” in the consolidated financial statements.
The bank develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the bank related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk. In its key pension countries, the bank’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation, longevity risk and liquidity risk, although these have been partially mitigated through the investment strategy adopted. Overall, the bank seeks to minimize the impact of pensions on its financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements.
The bank’s investment objective in funding the plans and its obligations in respect of them is to protect the bank from adverse impacts of its defined benefit pension plans on key financial metrics. The bank seeks to allocate plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation and, thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.
To the extent that the factors that drive the bank’s pension liabilities move in a manner adverse to the bank, or that its assumptions regarding key variables prove incorrect, or that funding of the pension liabilities does not sufficiently hedge those liabilities, the bank could be required to make additional contributions or be exposed to actuarial or accounting losses in respect of its pension plans.
In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV), a multi-employer defined benefit plan, together with other financial institutions. In line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the
Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. The Group may be exposed to significant financial risk should the residual risks or if the assumptions that form the basis of the benefit obligation prove to be unrealistic related to this multi-employer defined benefit plan materialize.
Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. These assets are tested for impairment and useful life reaffirmed at least annually. The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. Impairments of goodwill and other intangible assets have had and may have in the future a material adverse effect on the bank’s profitability and results of operations.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Deferred Tax Assets
The bank recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. To the extent that it is no longer probable that sufficient taxable profits will be available to allow all or a portion of the deferred tax assets to be utilized, the bank must reduce the carrying amounts. Each quarter, the bank re-evaluates its estimate related to deferred tax assets, which can change from period to period and requires significant management judgment. Furthermore, deferred tax assets are measured based on tax rates that are expected to apply in the period that the asset is realized, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Reductions in the amount of deferred tax assets from a change in estimate or a change in tax rate have had and may in the future have material adverse effects on its profitability, equity and financial condition.
Environmental, social and governance
The impacts of rising global temperatures, nature degradation and the associated policy, technology and behavioral changes required to limit global warming to no greater than 1.5°C above pre-industrial levels have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events, and transition risks as carbon-intensive sectors are faced with higher costs, potentially reduced demand and restricted access to financing. More rapid than currently expected emergence of transition and/or physical climate and nature risks may lead to increased credit and market losses as well as operational disruptions due to impacts on vendors and the bank’s own operations.
Instances of extreme weather events have increased in frequency and severity. Future extreme weather events could lead to higher credit loss provisions, property loss, rising insurance costs and operational resilience risks. Extreme weather events can also impact Deutsche Bank’s revenue generating capabilities and costs and result in impairments of non-financial assets.
Financial institutions are facing increased scrutiny on climate and ESG-related issues from governments, regulators, shareholders and other bodies (including non-governmental organizations). Banks must navigate an increasingly complex and heterogeneous policy environment with U.S. led challenges to their collaborative efforts to reduce greenhouse gas emissions leading to accusations of unlawful practice and anti-trust violations with potential for restrictions on access to certain clients and potential litigation. The Net Zero Banking Alliance has seen the departure of U.S. and Canadian peer banks and subsequently European peers in response to these concerns. In contrast, many organizations and individuals expect banks to support the transition to a lower carbon economy, to limit nature-related risks such as biodiversity and habitat loss, and to protect human rights. The emergence of significantly diverging (and sometimes conflicting) ESG regulatory and/or disclosure standards across jurisdictions could lead to higher costs of compliance and risks of failing to meet requirements. Of note is the interconnectedness between transition, other environmental, and social risks where supporting the transition could lead to increased demand for transition minerals which are obtained via mining.
The IEA’s 2025 World Energy Outlook (WEO) indicates that the NZE2050 pathway now involves a prolonged overshoot of the 1.5 °C target, with warming peaking near 1.65 °C around 2050 and only returning to 1.5 °C by 2100 through carbon removal. This reflects a global economy which is transitioning at a slower pace which reduces transition risk in the short term but increases the risk of a disorderly transition over the longer term. Furthermore, it creates tension between the updated IEA NZE decarbonization pathways which are less ambitious and the existing voluntary decarbonization commitments calibrated against earlier WEO reports. Deutsche Bank considers its net zero targets as one of the key climate risk management tools and the bank intends to periodically review the targets in line with the latest science and economic progress, and if necessary, may revise its targets against the backdrop of legal or regulatory changes. In the case that revised interim targets are less ambitious, this will increase the risk that third parties raising allegations of greenwashing, including through civil litigation, regulatory investigations or enforcement actions.
In the United States, state legislators and regulators are issuing potentially conflicting laws and certification requirements regarding ESG matters, reflecting a polarized political context within the U.S. This may result in the risk of loss of business or licenses if the bank cannot certify, while also requiring the bank to analyze and balance positions.
Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks and potential lawsuits. The scope and enforceability of such requirements, and their application to the bank, remain uncertain.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Risks
Deutsche Bank is rated by a number of ESG rating providers, with the ratings increasingly utilized as criteria to determine eligibility for sustainable investments and to assess management of ESG risks and opportunities. Should the bank’s ratings materially deteriorate, this could lead to negative reputational impacts.
Data, methodologies and industry standards for measuring and assessing climate and other environmental risks are still evolving or, in certain cases, are not yet available. This, combined with a lack of comprehensive and consistent climate and other environmental risk disclosures by its clients, means that the bank, in line with the wider industry, is heavily reliant on proxy estimates and/or proprietary approaches for risk assessment and modelling and for the bank’s climate and environmental risk management disclosures. The high degree of uncertainty that this creates increases the risk that third parties may assert that the bank’s sustainability-related disclosures constitute greenwashing. In addition to the reputational risks associated with such allegations, competent supervisory authorities and law enforcement agencies may commence investigations based on such allegations.
Deutsche Bank is committed to managing its business activities and operations in a sustainable manner, including aligning portfolios with net zero emissions by 2050. The bank continues to develop and implement its approach to environmental risk assessments and management in order to promote the integration of environmental-related factors across its business activities. This includes the ability to identify, monitor and manage risks and to conduct regular scenario analysis and stress testing. Rapidly changing regulatory as well as stakeholder demands, combined with significant focus by stakeholders, may adversely affect Deutsche Bank's businesses if it fails to adopt such demands or appropriately implement its plans.
Deutsche Bank recently updated its target for sustainable financing and investment volumes to € 900 billion in sustainable and transition finance for the period from 2020 to the end of 2030, after nearly achieving its 2025 target of
€ 500 billion. Deutsche Bank may face significant headwinds in achieving these targets, including market competition, evolving regulatory requirements, and the scarcity of green and social assets for compliant funding. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank, whereas scarcity of green and social assets may reduce Deutsche Bank’s ability to issue compliant funding that qualifies. An economy transitioning at a slower pace may result in significant deviations from the bank’s net zero-aligned emissions pathways toward its targets. This would come to reduce transition risk in the short to medium term but increase it significantly over the longer term. The bank continues to consider its net zero targets as one of the key climate risk management tools.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Opportunities

Opportunities
Macroeconomic and market conditions
Should economic conditions, such as GDP growth, levels of unemployment, the interest rate environment and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, therefore improving the Group’s ability to meet its financial targets. At the same time, potentially higher inflation, interest rates and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, higher net interest income as well as higher margins on lending across the
Group’s balance sheet.
In particular, opportunities could arise to support clients if the macroeconomic environment in Deutsche Bank’s home market of Germany improves on the back of successful implementation of fiscal stimulus and debt brake reforms, by the
German government which is expected to materialize post 2026.
A substantial proportion of the assets and liabilities on the Group’s balance sheet are of financial instruments carried at fair value, with changes in fair value recognized in the income statement. If market conditions improve or interest rates decline, this could result in an increase in the fair value of certain financial instruments. As a result of such changes, the
Group may realize gains in the future.
Geopolitics
While rising geopolitical risk creates uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.
Strategy
Deutsche Bank’s strategy, Scaling the Global Hausbank, outlines the bank’s approach to accelerating value creation in a way that is consistent with the client franchise and risk appetite of the bank. As such, the next phase of the bank’s strategy may create further opportunities if implemented to a greater extent or with more favorable conditions than anticipated.
This includes potential benefits from better than planned macroeconomic, market and geopolitical conditions or advantageous changes in the competitive environment.
If the pace and scale of Germany’s fiscal stimulus and structural reforms exceed the bank’s expected growth rate,
Deutsche Bank may benefit from such investments and accelerate its loan growth higher than currently expected. This acceleration in fiscal spending could also grow productivity in the wider economy and create additional revenue growth opportunities across all four businesses. In addition, the Savings and Investment Union aims to channel household savings into productive investments, strengthen capital markets and boost economic competitiveness across Europe. This could create the opportunity for the business segments to earn higher than expected fee income and potentially ease capital flows and capital rotation.
Technology and AI is another area that could provide Deutsche Bank opportunities for a lower cost base. The bank has modelled its expected cost savings from the implementation of AI and technology solutions, but there is scope to exceed planned benefits and reduce the bank’s cost base and enhance operational efficiencies even further.
Overall, Deutsche Bank has the opportunity to focus on growth and competitiveness while staying resilient in order to gain market share and create a tailwind to exceed the bank’s financial target of post tax return on average tangible equity of greater than 13%.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Opportunities

Digital Assets
Distributed ledger technology (‘DLT’), as a new foundational technology, enables more efficient and automated processes across the entire spectrum of the bank’s infrastructure and financial services creating opportunities for banks to develop innovative products, expand service offerings, and capture emerging market segments. Based on these technological capabilities, and as regulation evolves, banks are increasingly integrating new tokenized asset classes, such as issuance of tokenized securities (e.g., bonds) and digital asset custody into their product offerings. Additionally, the tokenized money landscape has evolved significantly in recent years, with central banks, financial institutions, and private-sector players exploring new forms of programmable and tokenized money. This transformation is driven by three parallel developments:
(i) the emergence of tokenized deposits issued by commercial banks, (ii) the rise of regulated stablecoins as settlement instruments, (iii) ongoing efforts on CBDCs. These developments present strategically important opportunities offering the potential to enhance settlement speed, reduce risk, and support 24/7 operations.
Regulatory change
There is growing recognition across all major jurisdictions which Deutsche Bank operates in, that the wider regulatory framework is complex and the level of complexity should be reconsidered. The U.S. has reviewed its stress testing framework and approach to globally systemically important banks (G-SIBs), along with reassessing the implementation of the Basel III framework. As a result, this has led to lower capital requirement for banks in the U.S. compared to European peers. Equally in the UK, the Bank of England is looking into the wider macro-prudential framework and analyzing how this impacts the lending capacity of banks. Europe is addressing complexity as well by reducing the quantity of outstanding regulatory technical standards, a revision to the macro-prudential framework and revisions to the implementation of the fundamental review of the trading book framework. The report of the European Commission on EU bank’s competitiveness will further address issues linked to capital, liquidity waiver, implementing transitional arrangements and potential to bring forward suggestions to finalize the Banking Union. All these actions should create a Single Market for European banks and should provide a level of capital relief. This could provide Deutsche Bank with the opportunity to increase cross-border business activity with less hurdles and create the opportunity to generate increased revenues.
In addition, regulatory change can encourage banks to provide better products or services that can offer opportunities for differentiation in the marketplace. For example, as reporting standards continue to develop and improve for sustainable finance, the market may evolve to embrace sustainable finance initiatives more broadly. As clients and the market adopt sustainable finance related initiatives, the Group may have the opportunity to further differentiate the bank by enhancing the services provided to its clients.
Technology, Data and Innovation
Digital innovation continues to offer Deutsche Bank various opportunities for revenue generation and to realize efficiencies. Especially AI is a core pillar of Deutsche Bank's "Scaling the Global Hausbank" strategy, viewed as a transformational opportunity for the entire bank. The strategy treats AI not as an experiment, but as a fundamental driver for achieving cost efficiencies, generating new revenue, enhancing client experience, and future-proofing the operating model. As stated during the Investor Deep Dive in November 2025, the bank is already deploying AI at scale and has made a conscious decision to invest further, with the belief that the true financial benefits could significantly exceed current plans.
In 2025, the bank launched its first client-facing AI chatbot, Paula, for Postbank customer in Germany. It has further scaled shared AI services for automated document and e-mail processing across several business and infrastructure divisions. The first AI agents are live automating parts of the bank´s core processes, and a tailored AI developer platform has been created to allow fast and safe development of new AI solutions. To develop internal capabilities and foster a culture of innovation, the bank has rolled out productivity enhancing generative AI tools to about half its employees and all software developers have been provided with coding assistants to accelerate application development.
In addition, the bank is looking to further simplify and modernize its technology landscape. This includes the decommissioning of legacy applications and the introduction of modern platforms serving the bank’s businesses, such as a new platform for Trade Finance and Lending in the Corporate Bank. In this context, Deutsche Bank continues to actively pursue its cloud strategy leveraging its strategic partnership with Google Cloud. In 2025, a new cloud-based online and mobile banking platform, which was initially launched for Postbank clients in 2023, was successfully rolled out across all of the bank’s retail brands in Germany. To address specific business demand as well as regulatory concerns including data residency, the bank’s cloud strategy was updated to a hybrid cloud approach now covering both public cloud and on-
premise solutions in a separate private cloud environment. This approach provides enhanced flexibility and innovation capabilities, allowing the bank to adapt quickly to evolving business and customer needs, while also realizing improvements in stability, efficiency and security.

Deutsche Bank	Risks and Opportunities
Annual Report 2025	Opportunities

Deutsche Bank actively evaluates developments within the digital assets space, where the underlying technology may support cheaper, faster, and more efficient financial transactions. The bank focuses its efforts on areas including safekeeping of digital assets, tokenization of assets such as corporate bonds, and tokenization of money, where the bank actively contributes to discussions on CBDC solutions globally, in addition to other forms of tokenized money such as stablecoins and tokenized deposits. This also includes engagement in industry initiatives such as Project Agora, led by the
Bank for International Settlements, the ECB’s wholesale CBDC efforts and Swift’s blockchain-based shared ledger.
While the expansion of digital assets offers significant opportunities, the bank adopts a cautious and selective approach, within regulatory and risk appetite frameworks.
Environmental, social and governance
The Net Zero Banking Alliance (NZBA) has transitioned from a membership-based alliance to a target-setting framework which many have been prompt to present as a broader retreat from climate leadership within the banking sector.
Deutsche Bank’s continued commitment to Net Zero by 2050 increases the credibility of the bank’s global sustainability strategy, this in turn may generate increased opportunities to support clients on their transition to net zero through the provision of sustainable finance and transition expertise which can lead to both revenue opportunities and improved stakeholder perceptions.
Individuals and institutions, including clients and non-clients of the bank, increasingly view ESG-related opportunities as significant for long-term returns and the bank believes this could become a key differentiator. In this regard, inclusion of
ESG factors in the investment processes or decision-making process for awarding business mandates across businesses is growing. As such, Deutsche Bank plans to develop and provide financial products or investment possibilities that can help both the bank and its clients to achieve common ESG goals and advance Deutsche Bank’s holistic ESG strategy. More broadly, the bank believes that advancing ESG activities can lead to both additional revenues opportunities as well as an improved brand and stakeholder perception.

Risk Report

64	Introduction

65	Risk and capital overview
	65	Key risk metrics
	66	Risk profile
	68	Key risk themes

70	Risk and capital framework
	70	Risk management principles
	71	Risk governance
	74	Risk identification and assessment
	74	Risk appetite and capacity
	75	Risk measurement and reporting systems
	76	Strategic and capital plan
	77	Stress testing
	79	Recovery and resolution planning

80	Risk type management
	80	Capital Risk Management
	82	Enterprise Risk Management
	84	Credit Risk Management
	105	Market Risk Management
	112	Liquidity Risk Management
	117	Model Risk Management
	118	Operational Risk Management
	123	Reputational Risk Management
	124	Information security

129	Risk and capital performance
	129	Capital, Leverage Ratio, TLAC and MREL
	148	Credit Risk Exposure
	184	Trading Market Risk Exposures
	187	Non-trading Market Risk Exposures
	189	Liquidity Risk Exposure
	201	Operational Risk exposure

Solid capital and risk metrics

Resilience

- CET1 ratio at 14.2%, slightly above the target range of 13.5%–14.0%, reflecting a solid capital position supported by organic capital generation and ongoing optimization

14.2%
CET1 Ratio

~293bps above MDA

Stable leverage ratio

- Leverage exposure of € 1,327bn increased by € 11bn year on year mainly driven by on-balance sheet exposures in line with balance sheet growth and higher exposure to securities financing transactions; effects largely offset by organic capital generation resulting in an essentially flat leverage ratio in comparison to year-end 2024

4.6%
Leverage Ratio

€ 1,327bn leverage exposure

Increasing capital efficiency

- RWA decreased by ~3% predominantly driven by credit risk RWA and credit valuation adjustment RWA, partially offset by operational risk RWA and market risk RWA
- Achieved total RWA-equivalent reductions from capital efficiency measures of ~€ 31bn, slightly exceeding end-2025 target of € 25–30bn

€ 347bn
Risk Weighted Assets

€ 10bn decrease

Provision for credit losses

- Full year provisions down 7% compared with 2024 due to lower Stage 3 provisions in Corporate Bank and Private Bank supported by model changes; partly compensated by higher provisions in IB (mainly for CRE)
- Impacts of macroeconomic and geopolitical risks on our credit portfolio are closely monitored; key quality indicators broadly stable with no structural deterioration in underlying asset quality outside CRE

€ 1.7bn
Provision for Credit losses

36bps of avg. loans annualized

Sound liquidity and funding base

- Liquidity Coverage Ratio of 144%, up from 131% year on year, representing a surplus of € 80 billion
- Net Stable Funding Ratio of 119%, down slightly from the end of 2024, within the bank's target range of 115-120% and representing a surplus of € 104 billion

144%
LCR

€ 80bn surplus above requirement

Deutsche Bank	Introduction
Annual Report 2025	Disclosure following Amendments to the Capital Requirements Regulation
Introduction
Disclosures in line with IFRS 7
The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures. It also considers the underlying classification and measurement and impairment requirements in IFRS 9 with further details to be found in the “Credit Risk Management and Asset quality” section, the “Asset quality” section, the “Credit risk mitigation” section and in Note 01 “Material accounting policies and critical accounting estimates” to the consolidated financial statements. Information that forms part of and is incorporated by reference into the financial statements of this report is marked by a light gray shading throughout this Risk Report.
Since June 30, 2020, the Group has applied the transitional arrangements in relation to IFRS 9 as provided in the current
CRR/CRD for all CET1 measures.
Disclosures according to Pillar 3 of the Basel III Capital
Framework
Deutsche Bank’s disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the
European Union by the Regulation (EU) No 575/2013 on prudential requirements for credit institutions (Capital
Requirements Regulation or CRR), including reforms introduced by Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025; and supported by the respective EBA Implementing Technical Standards and EBA guideline applicable to Pillar 3 disclosures, are published in the Group’s Pillar 3 Report, which can be found on Deutsche Bank’s website.
Disclosure following Amendments to the Capital Requirements
Regulation
Regulation (EU) 2024/1623 (CRR3), generally applicable from January 1, 2025 implements a comprehensive package of reforms based on the Final Basel III set of global reforms, changing how banks calculate their RWA. It includes, among other things, an output floor establishing minimum RWA that until January 1, 2030 will gradually increase to 72.5% of the
RWA calculated under the standardized approaches, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approach for operational risks and reforms to the market risk framework as set out in the Fundamental Review of the Trading Book (FRTB, applicable from
January 1, 2027). The implementation of the changes to CRR affects among others Deutsche Bank’s risk-weighted assets and regulatory capital.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk metrics
Risk and capital overview
Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the twelve months ended December 31, 2025 considering reforms introduced by
Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025. Disclosures according to Pillar 3 of the Basel
III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and
supported by EBA Implementing Technical Standards or the EBA Guideline, are published in the Group’s separate Pillar 3
Report.
The following selected key risk metrics form part of the bank’s holistic risk management across individual risk types. The
Common Equity Tier 1 (CET1) capital ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing
Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR),
Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually.

Common Equity Tier 1 capital ratio[1]		Total risk-weighted assets[1]
31.12.2025	14.2%	31.12.2025	€ 347.1bn
31.12.2024	13.8%	31.12.2024	€ 357.4bn

Economic capital adequacy ratio		Total economic capital demand
31.12.2025	194%	31.12.2025	€ 26.1bn
31.12.2024	199%	31.12.2024	€ 24.2bn

Leverage ratio[1]		Leverage exposure[1]
31.12.2025	4.6%	31.12.2025	€ 1,327bn
31.12.2024	4.6%	31.12.2024	€ 1,316bn

Total loss absorbing capacity		Minimum requirement for own funds and eligible liabilities
31.12.2025 (Risk Weighted Asset based)	33.1%	31.12.2025	37.7%
31.12.2025 (Leverage Exposure based)	8.7%	31.12.2024	37.5%
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%

Liquidity coverage ratio		Net Stable Funding Ratio
31.12.2025	144%	31.12.2025	119.0%
31.12.2024	131%	31.12.2024	121.0%

Stressed net liquidity position
31.12.2025	€ 94.1bn
31.12.2024	€ 56.3bn
1Starting with the third quarter of 2024 until the discontinuation in the fourth quarter of 2025, Deutsche Bank had adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; for the shown comparative values as of December 31, 2024, without application of this rule the CET1 ratio would have been 13.5% with respective CET1 capital of € 48.4 billion and RWA of € 358.6 billion and in addition, the leverage ratio would have been 4.6% with respective Tier 1 capital of € 59.8 billion and leverage exposure of € 1,315 billion
Deutsche Bank regularly assesses the potential impacts of risks on its balance sheet and profitability through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to withstand periods of potential stress.
The Group concludes that the risks, as described above or in the following sections, to which Deutsche Bank is exposed to, including potential impacts on its business strategy, provide a true and fair picture of its risk profile.
For further details, please refer to sections “Risk profile”, “Risk appetite and capacity”, “Risk and capital plan”, “Stress testing”, “Recovery and resolution planning”, “Risk and capital management”, “Capital, leverage ratio, TLAC and MREL”,
“Liquidity coverage ratio”, and “Stress testing and scenario analysis”.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Risk profile
Risk profile
Deutsche Bank’s mix of business activities results in diverse risk-taking. The Group measures key risks inherent to the respective business models (credit, market, operational and strategic risk) through the economic capital metric, which captures the business segment’s risk profile and considers cross-risk effects at Group level.
Corporate Bank’s risk profile mainly arises from the products and services offered in Corporate Treasury Services
(including Trade Finance, Lending and Corporate Cash Management), Strategic Corporate Lending and Business Banking.
Economic capital demand in these segments arises largely from credit risk.
Investment Bank’s risk profile is dominated by its financing and trading activities, which give rise to all major risk types.
Credit risk in the Investment Bank is broadly distributed across business units but most prominent in Fixed Income &
Currencies and Leveraged Debt Capital Markets. Market risk arises mainly from trading and market making activities.
Private Bank’s risk profile comprises credit risks from business with German and international retail clients, business clients and wealth management clients as well as non-trading market risks mainly from modeling of client deposits.
Asset Management, as a fiduciary asset manager, invests money on behalf of clients. As such, the main risk drivers are of operational nature. The economic capital demand for market risk is mainly driven by non-trading market risks, which arise from guaranteed products and co-investments in the funds.
Corporate & Other’s risk profile embeds a range of different risk drivers including those pertaining to Treasury, certain corporate items, and legacy portfolios. The economic capital demand mainly comprises non-trading market risk from interest rate risk in Treasury, structural foreign exchange risk and equity compensation risk, credit risk from Treasury’s investments, strategic risk from tax-related risks and software asset risks and operational risk from legacy portfolios.
The table below shows Deutsche Bank’s overall risk position as measured by the economic capital demand calculated for the dates specified. Deutsche Bank’s overall economic risk position also considers diversification benefits across risk types.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Risk profile
Risk profile of Deutsche Bank’s business segments as measured by economic capital

	Dec 31, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,720	4,650	2,255	45	2,725	13,395	51
Market risk	507	2,004	789	316	6,354	9,970	38
Operational risk	821	1,390	1,187	393	1,168	4,960	19
Strategic risk	—	—	—	—	1,980	1,980	8
Diversification benefit¹	(780)	(1,339)	(863)	(238)	(1,013)	(4,234)	(16)
Total EC	4,269	6,706	3,368	516	11,213	26,071	100
Total EC in %	16	26	13	2	43	100	N/M
1Diversification benefit across credit, market, operational and strategic risk

	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,455	4,512	2,164	46	2,329	12,507	52
Market risk	1,040	2,086	1,561	304	3,676	8,667	36
Operational risk	863	1,182	1,155	376	1,069	4,645	19
Strategic risk	—	—	—	—	1,936	1,936	8
Diversification benefit¹	(715)	(1,007)	(803)	(190)	(814)	(3,530)	(15)
Total EC	4,643	6,772	4,077	536	8,196	24,225	100
Total EC in %	19	28	17	2	34	100	N/M
1 Diversification benefit across credit, market, operational and strategic risk
As of December 31, 2025, Deutsche Bank’s economic capital demand amounted to € 26.1 billion, which was € 1.8 billion or 8% higher than € 24.2 billion economic capital demand as of December 31, 2024. Market risk increased by € 1.3 billion mainly due to migration of economic capital model used for structural foreign exchange risk, including the application of extended liquidity horizons, as well as transition of market risk economic capital from Monte Carlo simulation to historical simulation. Credit risk increased by € 0.9 billion due to higher transfer risk driven by increase in exposures from
Investment Bank, Corporate Bank and Corporate & Other as well as higher counterparty risk driven by increase in
Treasury and sovereign exposures. Operational risk increased by € 0.3 billion primarily driven by model changes in the forward-looking qualitative adjustment component as well as the simplification of the advanced measurement approach model. These increases were partly offset by an increase in diversification benefit of € 0.7 billion due to the change in risk type profile and market risk model changes.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk themes
Key risk themes
The latest developments and key uncertainties during 2025 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews
(amongst others macro-economic development and geopolitical conflict) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. Portfolios which have been identified for enhanced monitoring and downside risk assessment for the Group in 2025 included Commercial Real Estate (CRE), clients vulnerable to U.S. Tariffs and sectors considered vulnerable to Climate transition and physical risks.
In addition, the bank is monitoring developing market trends, which currently relate to technology and Financial,
Insurance and Non-Bank Financial Institutions (NBFI) activities, particularly around Private Credit, and where the focus is increasing.
CRE markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity combined with tightened lending conditions, and structural changes in the office sector. Market stress has been more pronounced in the U.S, where property price indices show a more substantial decline in CRE asset values from recent peaks compared to Europe and APAC. Especially, within the office segment, particularly the U.S. West Coast, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe.
Although the U.S. administration’s tariff policy is still unpredictable, the macro-economic environment has improved since the volatile market conditions post the U.S. administrations’ April 2, 2025 announcement of sweeping tariffs, A longer period has also elapsed since the U.S. administration tariff announcements started, reducing the uncertainty regarding potentially vulnerable clients. The bank expects any risk factors impacting ECL’s to be captured through standard risk management procedures e.g., rating downgrades and watchlist inclusions and therefore no tariff related overlays have been booked as of December 31, 2025. Although tariffs remain under close review, it would not be considered a standalone key risk theme but rather integrated into the broader portfolio dynamics.
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios. Managing climate transition and physical risks is a key component of Deutsche Bank’s risk management and wider sustainability strategy, where 2025 materiality assessments and climate stress test results conclude that potential credit risk impacts are well-contained in the short term.
Further details are provided in the section “Focus areas in 2025”.
External developing themes
Developing risk themes in high focus externally, include (i) the rapid expansion, lack of transparency and potential interconnected risks associated with Private Credit and wider NBFI exposure and (ii) increasing concerns around
Technology sector valuations and the sustainability of the current AI-led capital expenditure and its impact on business models and potential credit risk implications to clients.
Non-Bank Financial Institutions and Private Credit
Loans to Private Credit, generally categorized as NBFI Lending, are subject to heightened scrutiny due to recent default events in the market. The bank’s Private Credit portfolio accounts for € 25.9 billion (2024: € 24.5 billion) of the loans at amortized cost. Approximately 73% of this exposure is to multi-asset Lender facilities (ABS) collateralized by highly diversified mid-market corporate loans in the U.S. and the EU, across industry sectors, with conservative advance rates of
~65% and almost entirely investment grade rated. The remainder is diversified across single and multi asset lenders Net
Asset Value (NAV) Financing, Single Asset Financing, non-bank CRE lending, business development companies (BDC) and subscription finance.
The bank applies conservative underwriting standards to its Private Credit exposures, including assessment of sponsor and investor quality and other structural features. Advance rates are linked to the overall risk profile of the underlying exposure.
Portfolios are managed under dedicated risk appetite frameworks with regular stress testing and active monitoring of credit performance, collateral values and underlying diversification.
The above mentioned exposures are mainly a component of Deutsche Bank’s loans at amortized cost reported under the
Financial and Insurance Activities Industry Sector NACE which accounts for € 129.8 billion, while € 2.5 billion is spread across other NACE categories. The Financial and Insurance Activities NACE constitutes a diverse range of exposures including corporate, banking, wealth management, insurance and clearing obligors.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk themes
Technology
Loan exposure to the Technology sector accounts for € 15.8 billion (2024: € 11.7 billion), at amortized cost, of which
€ 7.3 billion (2024: € 5.7 billion) is related to Data Centre Financing and a further € 3.2 billion (2024: € 2.7 billion) to companies focused on software across a diverse range of clients, while the remainder relates mainly to manufacturers including semi-conductors and hardware. The portfolio is concentrated on large, diversified industry leaders, primarily in the
U.S. Corporate exposures are 60% investment grade rated with limited appetite for smaller, lower rated clients. Almost 100%
of the loans are performing with only 5% in stage 2. Data Centre exposures are predominantly project finance related and focused on facilities that benefit from long-term leases from investment grade rated global hyperscalers.
Specific risk appetite is set for the overall Technology portfolio as well as for the Data Centre portfolio. Portfolio risk appetite, and origination standards are regularly reviewed. There is also technology related underwriting exposure, which is originated to distribute, broadly diversified across issuers and subject to additional restrictions and monitoring as well as portfolio-based hedging
The bank's Technology exposure is reported under multiple NACE codes reflecting the nature of the underlying risk mainly shown under Financial and Insurance companies (€ 6.2 billion), Information and Communications (€ 4.5 billion),
Manufacturing (€ 3.0 bn) and Real Estate Activities (€ 0.9 billion).

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk management principles

Risk and capital framework
Risk management principles
Deutsche Bank’s business model inherently involves taking risks. Risks can be of financial or operational nature and include on and off-balance sheet risks. Deutsche Bank’s objective is to create sustainable value in the interests of the company taking into consideration shareholders, employees and other company-related stakeholders. The risk management framework contributes to this by aligning planned and actual risk taking with risk appetite as expressed by the Management Board, while being in line with available capital and liquidity.
Deutsche Bank’s risk management framework consists of various components, which include the established internal control mechanisms. Principles and standards are set for each component:
–Risk governance structures provide oversight of the Bank’s risk profile against risk appetite
–Organizational structures follow the Three Lines of Defense (“3LoD”) model with a clear definition of roles and responsibilities for all risk types
–The 1st Line of Defense (“1st LoD”) refers to those roles in the Bank whose activities generate risks, whether financial or operational, and who own and are accountable for these risks. The 1st LoD manages these risks within the defined risk appetite, establishes an appropriate risk governance, and adheres to the risk type frameworks defined by the 2nd Line of Defense (“2nd LoD”)
–The 2nd LoD refers to the roles in the Bank who define the risk management framework for a specific risk type. The
2nd LoD independently assesses and challenges the implementation of the risk type framework and adherence to the risk appetite, and acts as an advisor to the 1st LoD on how to identify, assess and manage risks.
–The 3rd Line of Defense (“3rd LoD”) is Group Audit. This function provides an independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control
–The Management Board-approved risk appetite must be cascaded and adhered to across all dimensions of the Group, with appropriate consequences in the event of a breach
–Risks must be identified and assessed
–Risks must be actively managed including appropriate risk mitigation and effective internal control systems
–Risks must be measured and reported using accurate, complete and timely data using approved models
–Regular stress tests must be performed against adverse scenarios and appropriate crisis response planning must be established
The Group promotes a strong risk culture in which every employee must fully understand and take a holistic view of the risks which could result from their actions, understand the consequences and manage them appropriately against the risk appetite of the bank. The bank expects employees to exhibit behaviors that support a strong risk culture in line with the bank’s Code of Conduct. To promote this, Deutsche Bank’s policies require that risks taken (including against risk appetite) must be considered during the bank’s performance assessment and compensation processes. This expectation continues to be reinforced through communications campaigns and mandatory training courses for all DB employees. In addition, Management Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top.
Deutsche Bank’s risk management and internal control system is described in more detail in Deutsche Bank’s Pillar 3
Report. The risk management and internal control system also covers sustainability-related objectives.
The Management Board is of the opinion that a risk management framework and internal control system has been established which is, in its entirety, appropriate and effective for the bank’s business model and risk profile.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance

Risk governance
Deutsche Bank’s operations throughout the world are regulated and supervised by relevant authorities in each of the jurisdictions in which the bank conducts business. Such regulation focuses on licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. The European Central Bank
(ECB) in connection with the competent authorities of EU countries which joined the Single Supervisory Mechanism via the Joint Supervisory Team act in cooperation as Deutsche Bank’s primary supervisors to monitor the bank’s compliance with the German Banking Act and other applicable laws and regulations.
Several layers of management provide cohesive risk governance:
Deutsche Bank’s Supervisory Board is informed regularly on the risk situation, risk management and risk controlling, including reputational risk related items as well as material litigation cases; it has formed various committees to handle specific topics (for a detailed description of these committees, please see the “Report of the Supervisory Board”, as well as chapter “Supervisory Board” in the “Corporate Governance Statement according to Sec. 289f and 315d of the German
Commercial Code”)
–At the meetings of the Risk Committee, the Management Board reports on current and forward-looking risk exposures, portfolios, on risk appetite and strategy and on matters deemed relevant for the assessment and oversight of the risk situation of Deutsche Bank AG, including material legal and reputational risks; it also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association; the Risk Committee oversees that the Management Board has in place processes to promote the adherence of Deutsche Bank AG to the applicable risk policies and regulations, also covering legal and reputational risks; the Risk Committee advises on issues related to the overall risk appetite, aggregate risk position and the risk strategy and keeps the Supervisory Board informed of its activities
–The Audit Committee, among other matters, supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly of the internal control system including the compliance management system as well as sustainability-related issues and the internal audit system, as well as the Management Board’s remediation of deficiencies identified
The Management Board is responsible for managing Deutsche Bank Group in accordance with the law, the Articles of
Association and its Terms of Reference with the objective of creating sustainable value in the interest of the company, thus taking into consideration the interests of the shareholders, employees and other company related stakeholders; the
Management Board is responsible for ensuring a proper business organization, encompassing appropriate and effective risk management, as well as compliance with legal requirements and internal guidelines; the Management Board established the Group Risk Committee as the central forum for review and decision on material risk and capital-related topics; the Group Risk Committee is described in more detail below.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance

Risk management governance structure of the Deutsche Bank Group

Supervisory Board

Risk Committee

Advises on overall risk appetite and risk strategy and monitors strategy implementation by the management. Discusses the risk strategy, key risk topics and portfolios

Audit Committee

Management Board

Overall Risk and Capital Management Supervision

Group Asset & Liability Committee

Group Risk Committee

Evaluates and classifies risks, sets rules for risk management, risk appetite planning & steering and monitors risks

Group Reputational Risk Committee

Reviews, decides and manages transactions, client relationships or other primary reputational risk matters

Financial Resource Management Council

Supports the decision-making in a period of anticipated or actual capital or liquidity stress as a forum to discuss and recommend mitigating actions

The following functional committees are central to the management of risk at Deutsche Bank:
–The Group Risk Committee has various duties and dedicated authority, including approval of new or changed material risk and capital models and review of the inventory of risks, high-level risk portfolios, risk exposure developments, internal and regulatory Group-wide stress testing results, and approval of resource limits, endorsed by the Group
Asset & Liability Committee, for Total Capital Demand, Leverage exposure and Economic Capital Demand; in addition, the Group Risk Committee reviews and recommends items for Management Board approval, such as key risk management principles, the Group risk appetite statement, the Group recovery plan and the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators; the Group Risk Committee also supports the Management Board during Group-wide risk and capital planning processes
–The Group Reputational Risk Committee has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework, including from the Regional Reputational Risk Committees
–The Financial Resource Management Council is an ad-hoc governance body, chaired by the Chief Financial Officer and the Chief Risk Officer, with delegated authority from the Management Board, to oversee financial crisis management at the bank; the Financial Resource Management Council provides a single forum to oversee execution of both the contingency funding plan and the Group recovery plan; the council recommends upon mitigating actions to be taken in a time of anticipated or actual capital or liquidity stress; specifically, the Financial Resource
Management Council is tasked with analyzing the bank’s capital and liquidity position, in anticipation of a stress scenario recommending proposals for capital and liquidity related matters and overseeing the execution of decisions
–The Group Asset & Liability Committee has been established by the Management Board with the mandate to optimize the sourcing and deployment of the bank’s balance sheet and financial resources within the overarching risk appetite set by the Management Board
Deutsche Bank’s Chief Risk Officer, who is a member of the Management Board, has Group-wide, supra-divisional responsibility for establishing a risk management framework with appropriate identification, measurement, monitoring, mitigation and reporting of liquidity, credit, market, enterprise, model and operational risks; however, frameworks for certain risks are established by other functions as per the business allocation plan.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance

The Chief Risk Officer has direct management responsibility for the Chief Risk Office function. Risk management and control duties in the Chief Risk Office function are generally assigned to specialized risk management units focusing on the management of
–Specific risk types
–Risks within a specific business
–Risks in a specific region.
These specialized risk management units generally handle the following core tasks:
–Foster consistency with the risk appetite set by the Management Board and applied to business segments and their business units
–Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each business segment
–Establish and approve risk limits
–Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters
–Develop and implement risk and capital management infrastructures and systems that are appropriate for each business segment
While operating independently from each other and the business segments, the Finance and Risk functions have the joint responsibility to quantify and verify the risk that the bank assumes.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk identification and assessment

Risk identification and assessment
Risks to Deutsche Bank’s businesses and infrastructure functions, including under stressed conditions, are regularly identified. This assessment incorporates input from both first and second line of defense, with the identified risks assessed for materiality based on their severity and likelihood of materialization. The assessment of risks is complemented by a view on emerging risks applying a forward-looking perspective. This risk identification and assessment process results in the risk inventory which captures the material risks for the Group, and where relevant, across businesses, entities and branches.
Regular updates to the Group risk inventory are reported to the Group Risk Committee and the Management Board. The
inventory informs key risk management processes, including the development of stress scenarios tailored to Deutsche
Bank’s risk profile and informing risk appetite setting and monitoring. Risks in the inventory are also mapped to risks in the Group risk type taxonomy, where a corresponding materiality assessment is also provided.
Risk appetite and capacity
Risk appetite expresses the aggregate level and types of risk that Deutsche Bank is willing to assume to achieve strategic objectives, as defined by a set of quantitative metrics and qualitative statements. Risk capacity is defined as the maximum level of risk that can be assumed given Deutsche Bank’s capital and liquidity base, risk management and control capabilities, and regulatory constraints.
Risk appetite is an integral element in business planning processes via risk strategy and plan, to promote the appropriate alignment of risk, capital and performance targets, while at the same time considering risk capacity, risk-return and appetite constraints from both financial and non-financial risks. Compliance of the plan with risk appetite and capacity is also tested under stressed market conditions. Top-down risk appetite serves as the limit for risk-taking for the bottom-up planning from the business functions.
The Management Board reviews and approves risk appetite and capacity on an annual basis, or more frequently in the event of unexpected changes to the risk environment, with the aim of ensuring that they are consistent with the Group’s strategy, business and regulatory environment and stakeholders’ requirements.
In order to determine risk appetite and capacity, different group level limits and triggers on a forward-looking basis are set and the escalation requirements for further action are defined. Deutsche Bank assigns risk metrics that are sensitive to the material risks to which Deutsche Bank is exposed and which function as indicators of financial health. In addition to that, the risk and recovery management framework is linked with the risk appetite framework.
Reports relating to risk profile as compared to Deutsche Bank’s risk appetite and strategy and the monitoring thereof are presented regularly up to the Management Board. In the event that desired risk appetite is breached, a predefined escalation governance matrix is applied so these breaches are highlighted to the appropriate governance bodies.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk measurement and reporting systems

Risk measurement and reporting systems
Overview
Deutsche Bank’s risk measurement systems support regulatory reporting and external disclosures, as well as internal management reporting across all risk types. The risk infrastructure incorporates the relevant legal entities and business segments and provides the basis for reporting on risk positions, capital adequacy and limit, threshold, or target utilization to the relevant functions on a regular and ad-hoc basis. Established units within the CFO and CRO function assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-
related data and consider, where relevant, the principles for effective risk data aggregation and risk reporting as per the
Basel Committee on Banking Supervision's regulation number 239 (“BCBS 239”). The Group’s risk management systems are reviewed by Group Audit following a risk-based audit approach.
Deutsche Bank’s reporting is an integral part of Deutsche Bank’s risk management framework and as such aligns with the organizational setup by delivering consistent information on Group level and for material legal entities as well as breakdowns by risk types, business segments and material business units.
The following principles guide Deutsche Bank’s “risk measurement and reporting” practices:
–Deutsche Bank monitors risks taken against risk appetite on various levels across the Group, e.g., Group, business segments, material business units, material legal entities, risk types, material asset classes, portfolio and counterparty levels
–Risk reporting is required to be accurate, clear, useful and complete and must convey reconciled and validated risk data to communicate information in a concise manner to ensure, across material financial and operational risks, the bank’s risk profile is clearly understood
–Senior risk committees, such as the Group Risk Committee, as well as the Management Board who are responsible for risk and capital management receive regular reporting (as well as ad-hoc reporting as required)
–Dedicated teams within Deutsche Bank proactively manage material financial and non-financial risks and must ensure that required management information is in place to enable proactive identification and management of risks and avoid undue concentrations within a specific risk type and across risks (Cross-Risk view)
In applying the previously mentioned principles, Deutsche Bank maintains a common basis for all risk reports and aims to minimize segregated reporting efforts to allow Deutsche Bank to provide consistent information, which only differs by granularity and audience focus.
Key risk metrics
The Bank identifies a large number of metrics within its risk measurement systems which support regulatory reporting and external disclosures, as well as internal management reporting across risks and for material risk types. Deutsche Bank designates a subset of those as “Key Risk Metrics” that represent the most critical ones for which the Bank places an appetite, limit, threshold or target at Group level and/or are reported routinely to senior management for discussion or decision making. The identified Key Risk Metrics include Capital Adequacy and Liquidity metrics; further details can be found in the section “Key risk metrics” at the beginning of the Risk Report.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk measurement and reporting systems

Key risk reports
While a large number of reports are used across the Bank, Deutsche Bank designates a subset of these as “Key Risk
Reports” that are critical to support Deutsche Bank’s Risk Management Framework through the provision of risk information to senior management and therefore enable the relevant governing bodies to monitor, steer and control the
Bank’s risk taking activities effectively. To ensure that Key Risk Reports meet recipients’ requirements, report producing functions regularly check whether the Key Risk Reports are clear and useful.
The main reports on risk and capital management that are used to provide Deutsche Bank’s central governance bodies with information relating to the Group risk profile are the following:
–The monthly Risk and Capital Profile report is a Cross-Risk report, provides a comprehensive view of Deutsche Bank’s risk profile and is used to inform the Group Risk Committee as well as the Management Board and subsequently the
Risk Committee of the Supervisory Board; the Risk and Capital Profile includes risk type specific and Business-Aligned overviews and Enterprise-wide risk topics; it also includes updates on Key Group Risk Appetite Metrics and other Key
Portfolio risk type Control Metrics as well as updates on Key Risk Developments, highlighting areas of particular interest with updates on corresponding risk management strategies
–The Weekly Risk Report is a weekly briefing covering high-level topical issues across key risk areas and is submitted every Friday to the Members of the Group Risk Committee and the Management Board and subsequently to the
Members of the Risk Committee of the Supervisory Board; the Weekly Risk Report is characterized by the ad-hoc nature of its commentary as well as coverage of themes and focuses on more volatile risk metrics
–Deutsche Bank runs several Group-wide macroeconomic stress tests. A monthly Risk Appetite scenario serves the purpose to set and regularly monitor the bank’s stress loss appetite; in addition, there are topical scenarios which are escalated to the Group Risk Committee if deemed necessary; the stressed key performance indicators are benchmarked against the Group Risk Appetite thresholds
While the above reports are used at a Group level to monitor and review the risk profile of Deutsche Bank holistically, there are other, supplementing standard and ad-hoc management reports, including for risk types or Focus Portfolios, which are used to monitor and control the risk profile.
Strategic and capital plan
Deutsche Bank conducts annually an integrated strategic planning process which lays out the development of the future strategic direction for the Group and the individual business areas. The strategic plan aims to create, among other things, a holistic perspective on capital, funding, and risk under risk-return considerations. This process translates long-term strategic targets into measurable short- to medium-term financial targets and objectives and enables intra-year performance monitoring and management. Thereby the Group aims to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.
The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.
In a first phase – the top-down target setting – Deutsche Bank’s key targets for profit and loss (including revenues and costs), RoTE, CIR, capital supply, capital demand as well as leverage, funding and liquidity are defined and discussed for the group and the key business areas. The global macro-economic outlook and the expected regulatory framework is the basis for the target setting. Targets and objectives for the Group and the individual business areas are reviewed, challenged and approved by the Management Board.
In a second phase, the top-down targets are substantiated bottom-up by detailed business unit plans, which consist of a month-by-month operating plan for year one; years two and three are planned per quarter and years four and five are annual plans. The bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the respective business heads. Thereby, the specifics of the business are considered, and concrete targets agreed in line with the bank’s strategic direction. The bottom-up phase includes the preparation of plans for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to consider the resilience of the plan against adverse market conditions.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Stress testing

The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is subsequently presented to the Supervisory Board.
The Strategic and Capital Plan is designed to support the Group’s strategy to accelerate value creation by scaling the
Global Hausbank and the bank’s long-term ambition to become the European Champion in banking. The Strategic and
Capital Plan overall aims to ensure:
–Balanced risk adjusted performance across business areas and units
–High risk management standards with focus on risk concentrations
–Compliance with regulatory requirements
–Strong capital and liquidity position
–Stable funding and liquidity strategy allowing for business planning within the liquidity risk appetite and regulatory requirements
The Strategic and Capital Planning process allows to:
–set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans
–assess the capital adequacy with regard to internal and external requirements (i.e., economic capital and regulatory capital)
–apply appropriate stress test analyses to assess the impact on capital demand, capital supply and liquidity
All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall versus targets is discussed together with potential mitigating strategies with the aim to ensure that the Group remains on track to achieve the targets. Amendments to the Strategic and Capital Plan must be approved by the Management Board. Achieving the externally communicated solvency targets ensures that the Group also complies with the solvency ratio related Group Supervisory Review and Evaluation Process (SREP) requirements as articulated by the home supervisor.
Stress testing
Deutsche Bank has implemented a stress test framework to satisfy internal as well as external stress test requirements covering worldwide macroeconomic stress assessments as well as more targeted stress tests such as climate and cyber related stress approaches. The internal stress tests are based on in-house developed methods and inform a variety of risk management use cases (risk type specific as well as cross-risk). Internal stress tests form an integral part of Deutsche
Bank’s risk management framework complementing traditional risk measures. The cross-risk stress test framework, the
Group Wide Stress Test Framework (GWST), serves a variety of bank management processes, in particular the strategic planning process, the ICAAP, the risk appetite framework and tangible equity allocation to business units. Capital plan stress testing is performed to assess the viability of the bank’s capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. The regulatory stress tests, e.g., the
EBA stress test and the US-based CCAR (Comprehensive Capital Analysis and Review) stress tests, are strictly following the processes and methodologies as prescribed by the regulatory authorities.
Deutsche Bank’s internal stress tests are performed on a regular basis in order to assess the impact of severe economic downturns as well as adverse bank-specific events on the bank’s risk profile and financial position. The bank’s stress testing framework comprises regular sensitivity-based and scenario-based approaches addressing different severities and regional hotspots. All material risk types are included in the stress testing activities. These activities are complemented by portfolio- and country-specific downside analysis as well as further regulatory requirements, such as annual reverse stress tests and additional stress tests requested by regulators on group or legal entity level. The applied methodologies undergo regular scrutiny from Deutsche Bank’s internal validation team (Model Risk Management) to ensure they correctly capture the impact of a given stress scenario. In addition, the group-wide stress framework is subject to regular reviews by Deutsche Bank’s group audit function.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Stress testing

The initial phase of Deutsche Bank’s cross-risk stress test consists of defining a macroeconomic downturn scenario by
Enterprise and Treasury Risk Management (ETRM) Risk Research in cooperation with business specialists through a formal governance forum, the Stress Working Group. ETRM Risk Strategy maintains a risk radar featuring key risk trends and emerging risk themes including political and economic developments relevant for the design of potentially harmful macroeconomic scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly and define the narrative under which the bank’s solvency position is assessed. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on the bank’s internal model framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type.
These results are aggregated at the Group level, and key metrics such as the CET 1 ratio, Total Capital ratio, Economic
Capital Adequacy ratio, MREL ratio and Leverage Ratio under stress are derived. Stress impacts on the Liquidity Coverage
Ratio (LCR) and other Liquidity indicators are also considered. Stress results are also communicated internally at a more granular business unit level and considered in Deutsche Bank’s risk appetite as well as capital allocation processes. The time horizon of internal stress tests ranges from one to five years, depending on the use case and scenario assumptions.
The Stress Working Group reviews the final stress results. After comparing these results against the bank’s defined risk appetite, a specific mitigation strategy may be developed and applied to remediate the stress impacts in case of risk appetite threshold breaches. The stress results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank.
The Group-wide stress tests performed in 2025 indicated that the bank’s capitalization together with available mitigation measures as defined in the Group Recovery Plan is adequate to reach the internally set stress exit levels.
The cross-risk reverse stress test leverages the GWST framework and is typically performed annually in order to challenge Deutsche Bank’s business model by determining scenarios which would cause the bank to become unviable.
Such a reverse stress test is based on a hypothetical macroeconomic scenario enriched by idiosyncratic events based on the top risks monitored by each risk type. Comparing the non-viability scenario to the current economic environment, the probability of occurrence of such a hypothetical stress scenario is considered to be extremely low. Given this, it is the bank’s view that its business continuity is not at risk.
In 2025, the bank has performed multi-year stress tests as part of the annual strategic planning process for 2025 using two severe adverse scenarios, namely a “Severe EU-led global recession” scenario and a “Severe trade war” scenario. In addition, further scenarios have been implemented (e.g., “US crisis of confidence”) aligned to the increased geopolitical uncertainties.
In addition to the GWST that includes all material risk types and major revenue streams, Deutsche Bank has individual stress test programs in place for all relevant risk metrics in line with regulatory requirements. The relevant stress test programs are described in the sections about the individual risk management methods.
In 2025, Deutsche Bank was subject to the biannual EBA Stress Test testing the resilience of European banks. The outcome of the stress test influences the Pillar 2 Guidance for CET1 and leverage ratio and informs the Pillar 2 requirement. Compared to previous comparable stress tests, Deutsche Bank’s disclosed CET1 ratio depletion was lower under the adverse scenario in line with improved profitability.
Deutsche Bank’s core U.S. subsidiary, DB USA Corporation, also took part in a major regulatory stress test in 2025 i.e., the
US-based CCAR stress test, as implemented pursuant to the U.S. Dodd-Frank Act. In the CCAR stress test, the Federal
Reserve (FRB) disclosed the stress capital depletion for DB USA Corporation and DWS USA Corporation; the outcome of which showed that each entity remains very well-capitalized even after withstanding a hypothetical severe stress environment.
Deutsche Bank performs an annual climate stress test to assess its resilience to climate-related risks. The 2025 stress test incorporated a range of transition and physical risk scenarios over short, medium and long-term time horizons. The scope of the exercise included portfolios deemed material for climate risk across different risk types. The results of the stress test are integrated into relevant processes, including risk appetite, business planning and ICAAP.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Recovery and resolution planning

Recovery and resolution planning
In the EU, the Single Resolution Mechanism Regulation (SRM Regulation) and the Bank Recovery and Resolution
Directive (BRRD) aim at reducing the likelihood of another financial crisis, enhance the resilience of institutions under stress, and eventually support the long-term stability of the financial systems without exposing taxpayers’ money to losses.
In line with the provisions of the BRRD (which was mainly implemented in Germany by the German Recovery and
Resolution Act (Sanierungs- und Abwicklungsgesetz, SAG)) and the SRM Regulation, Deutsche Bank maintains a recovery and resolution planning framework designed to identify and manage the impact of adverse events in a timely and coordinated manner.
The bank maintains a group recovery plan specifying measures to restore the financial position following a significant deterioration of its financial situation. The group recovery plan is updated at least annually and approved by the
Management Board.
The group resolution plan, on the other hand, is prepared by the resolution authorities, rather than by the bank itself.
Deutsche Bank works closely with the Single Resolution Board (SRB) and the Bundesanstalt für Finanzdienst-
leistungsaufsicht (BaFin) who establish the group resolution plan for Deutsche Bank, which is currently based on a single point of entry open bank bail-in as the preferred resolution strategy. Under the single point of entry bail-in strategy, the parent entity Deutsche Bank AG would be recapitalized through a write-down and/or conversion to equity of capital instruments (Common Equity Tier 1, Additional Tier 1, Tier 2) and other eligible liabilities in order to stabilize the group.
Within one month after the application of the bail-in tool to recapitalize an institution, the BRRD (as implemented in the
SAG) requires such institution to prepare a business reorganization plan, addressing the causes of failure and aiming to restore the institution's long-term viability. To further support and improve operational continuity of the bank for resolution planning purposes, Deutsche Bank has completed additional preparations, such as adding termination stay clauses into client financial agreements governed by non-EU law and including continuity provisions into key service agreements. Financial contracts and service agreements governed by EU law are already covered by statutory laws which prevent termination solely due to any resolution measure. Deutsche Bank regularly tests its capabilities and processes to execute the preferred strategy in dry runs. In addition to the preferred resolution strategy, the bank is further analyzing in close cooperation with the SRB and BaFin a variant resolution strategy, exploring the applicability of the sale of business tool, the asset management vehicle, or the bridge bank in combination with the bail-in tool.
In the United States, Deutsche Bank AG is required under Title I of the Dodd-Frank Wall Street Reform and Consumer
Protection Act of 2010 (the Dodd-Frank Act), as amended, to prepare and submit to the Federal Reserve Board and the
Federal Deposit Insurance Corporation (FDIC) either a full or targeted resolution plan (the U.S. Resolution Plan) on a timeline prescribed by such agencies. The U.S. Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute and implement a strategy for the orderly resolution of its designated U.S. material entities and operations. For foreign-based companies subject to these resolution planning requirements such as Deutsche Bank AG, the U.S.
Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation, one of the bank’s intermediate holding companies, would provide the necessary liquidity and capital support to its U.S.
material entity subsidiaries and ensure their partial sale or solvent wind-down outside of applicable resolution proceedings. Deutsche Bank submitted its most recent full U.S. Resolution Plan by the October 1, 2025 due date.
Deutsche Bank's next resolution plan submission is a targeted U.S. Resolution Plan that is due by July 1, 2028.

Deutsche Bank	Risk type management
Annual Report 2025	Capital Risk Management

Risk type management
Capital Risk Management
Internal capital adequacy assessment process
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) consists of several components which ensure that Deutsche Bank maintains sufficient capital to cover the risks to which the bank is exposed on an ongoing basis:
–Risk identification and assessment: The risk identification process forms the basis of the ICAAP and results in an inventory of risks for the Group; all risks identified are assessed for their materiality; further details can be found in section “Risk identification and assessment”
–Capital demand/risk measurement: Risk measurement models are applied to quantify the regulatory and economic capital demand which is required to cover all material risks except for those which cannot be adequately limited by capital e.g., liquidity risk; further details can be found in sections “Risk profile” and “Capital, Leverage Ratio, TLAC and
MREL”
–Capital supply: Capital supply quantification refers to the definition of available capital resources to absorb unexpected losses; further details can be found in sections “Capital, Leverage Ratio, TLAC and MREL” and “Economic
Capital Adequacy”
–Risk appetite: Deutsche Bank has established a set of qualitative statements, quantitative metrics and thresholds which express the level of risk that Deutsche Bank is willing to assume to achieve strategic objectives; threshold breaches are subject to a dedicated governance framework triggering management actions aimed to safeguard capital adequacy; further details can be found in sections “Risk appetite and capacity” and “Capital risk limits”
–Capital planning: The risk appetite limits for capital adequacy metrics constitute boundaries which have to be met in the capital plan to safeguard capital adequacy on a forward-looking basis; further details can be found in section
“Strategic and capital plan”
–Stress testing: Capital plan figures are also considered under various stress test scenarios to prove resilience and overall viability of the bank; regulatory and economic capital adequacy metrics are also subject to regular stress tests throughout the year to constantly evaluate Deutsche Bank’s capital position in hypothetical stress scenarios and to detect vulnerabilities under stress; further details can be found in section “Stress testing”
–Capital adequacy assessment: Although capital adequacy is constantly monitored throughout the year, the ICAAP concludes with a dedicated annual capital adequacy statement (CAS); the assessment consists of a Management
Board statement about Deutsche Bank’s capital adequacy, which is linked to specific conclusions and management actions to be taken to safeguard capital adequacy on a forward-looking basis
As part of its ICAAP, Deutsche Bank distinguishes between a normative perspective and an economic internal perspective. The normative internal perspective refers to a multi-year assessment of the ability to fulfil all capital-related legal requirements and supervisory demands. The economic internal perspective refers to an internal process using internal economic capital demand models and an internal economic capital supply definition. Both perspectives focus on maintaining the continuity of Deutsche Bank on an ongoing basis under a baseline and an adverse scenario.

Deutsche Bank	Risk type management
Annual Report 2025	Capital Risk Management

Capital risk framework
Capital risk is defined as the risk that Deutsche Bank has an insufficient level or composition of capital supply to support its current and planned business activities and associated risks during normal and stressed conditions.
The Group’s capital risk framework consists of several elements which aim to ensure that Deutsche Bank maintains on an ongoing basis an adequate capitalization to cover the risks to which it is exposed. The framework is strongly integrated with the bank-wide strategic planning process and closely linked to Deutsche Bank’s internal capital adequacy assessment process. Treasury together with the divisions is the key risk manager of the associated risks and represents the 1st LoD. Enterprise & Treasury Risk Management acts as the 2nd LoD for capital risk.
Enterprise & Treasury Risk Management sets the ICAAP framework, assesses the capital risk profile and provides independent challenge to Treasury. This includes setting of risk appetite limits for key capital ratios. Limits also provide boundaries to the capital plan and are fully integrated into the regular assessment of capital risk under stress scenarios.
Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury develops Deutsche Bank’s capital plan, which is approved by the
Management Board. Treasury, directly or through the Group Asset and Liability Committee, manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, the design of shareholders’ equity allocation, and regional capital planning.
Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments as well as TLAC/MREL eligible debt instruments. Treasury constantly monitors the market for liability management trades.
Treasury manages the sensitivity of Deutsche Bank’s CET 1 ratio and capital towards swings in foreign currency exchange rates against the euro. For this purpose, Treasury develops and executes suitable hedging strategies within the constraints of a Management Board approved Risk Appetite. Capital invested into Deutsche Bank’s foreign subsidiaries and branches is either not hedged, partially hedged or fully hedged. Thereby, Treasury aims to balance effects from foreign exchange rate movements on capital, capital deduction items and risk weighted assets in foreign currency. In addition, Treasury also accounts for associated hedge cost and implications on market risk weighted assets.
Capital risk limits
Capital risk appetite is operationalized through limits for all relevant capital adequacy metrics. Breaches of limits are governed by a dedicated escalation up to and including actions under Deutsche Bank’s Recovery Plan.
Limits are defined for the key capital ratios and reviewed at least annually by the Management Board as part of Deutsche
Bank's annual strategic and capital plan, including for CET 1 ratio, Tier 1 ratio, total capital ratio, MREL and ECA ratio. As a part of Deutsche Bank’s quarterly process, the Group Risk Committee approves divisional limits for total capital demand, leverage exposure and economic capital demand.
Overall regulatory capital requirements are principally driven by either Deutsche Bank’s CET 1 ratio or leverage ratio requirements, whichever is the more binding constraint. For the internal capital allocation, the combined contribution of each segment to the Group’s CET 1 ratio, the Group’s leverage ratio and the Group’s Capital Loss under Stress are weighted to reflect their relative importance and level of constraint to the Group. Contributions to the CET 1 ratio and the leverage ratio are measured through RWA and Leverage Ratio Exposure (LRE). The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill, other intangible assets, and business-related regulatory capital deduction items included in total capital demand are directly allocated to the respective segments, supporting the calculation of the allocated tangible shareholders equity and the respective rate of return.
Most of Deutsche Bank’s subsidiaries and several of Deutsche Bank’s branches are subject to legal and regulatory capital requirements. In developing, implementing, and testing Deutsche Bank’s capital and liquidity position, the bank fully takes such legal and regulatory requirements into account. Any material capital requests of Deutsche Bank’s branches and subsidiaries across the globe are presented to and approved by the Group Investment Committee prior to execution.

Deutsche Bank	Risk type Management
Annual Report 2025	Enterprise risk management

Enterprise Risk Management
ETRM provides a holistic view of the Bank’s risk profile across risk types, businesses and geographies. Key responsibilities include:
–Defining the overarching risk management policy, including setting of risk management standards
–Setting and monitoring the Bank’s overarching risk appetite and cascading to business & entity dimensions
–Delivering insight through emerging risks and trends analysis, forward-looking stress tests, portfolio concentration, deep-dive analyses and ad-hoc event reporting
–Developing and managing the climate risk management framework
–Providing risk reporting and analytics to key stakeholders, including senior management and regulators
–Acting as risk controlling function for credit risk including frameworks, risk appetite, reporting and portfolio analytics, as well as model monitoring
Strategic risk
Strategic risk is the risk of a shortfall in planned earnings (excluding other material risks) due to incorrect business plans, ineffective plan execution, or inability to effectively respond to material plan deviations. Strategic risk arises from the exposure of the bank to the macroeconomic environment, changes in the competitive landscape, and regulatory and technological developments. Additionally, it could occur due to errors in strategic positioning, the bank’s failure to execute its planned strategy and/or a failure to effectively address underperformance versus plan targets.
The strategic plan is developed annually and presented to the Management Board for discussion and approval. The final plan is presented to the Supervisory Board. The plan is challenged in an iterative process with respect to its assumptions, credibility and integrity. During the year, execution of business strategies is regularly monitored to assess the performance against targets. A more comprehensive description of this process is detailed in the section ‘Strategic and
Capital Plan’.
Strategic risk is measured through a dedicated risk model that quantifies potential losses caused by unexpected pre-tax earnings shortfalls that cannot be offset by cost reductions under extreme but plausible market conditions over a 12-
month period. Strategic risk appetite is also established for the Group via dedicated metrics.
ETRM is the independent risk control function for Strategic Risk. A framework that includes setting risk appetite and monitoring adherence is in place and aligns to the control standards the ETRM function set.
Portfolio concentration risk
Risk concentrations refer to clusters of the same or similar risk drivers within specific risk types (intra-risk concentrations in credit, market, operational and strategic risks) as well as across different risk types (inter-risk concentrations). They occur within and across counterparties, businesses, regions/countries, industries and products. The management and monitoring of risk concentrations is achieved through a quantitative and qualitative approach, as follows:
–Intra-risk concentrations are assessed, monitored and mitigated by the individual risk functions (enterprise, credit, market, operational and liquidity risk management). This is supported by risk appetite including limit setting on different levels and/or management according to each risk type
–Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank. The diversification effects between credit, market, operational and strategic risk are measured through an economic capital model that quantifies the diversification benefit caused by non-perfect correlations between these risk types. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way
The most senior governance body for the oversight of risk concentrations is the Group Risk Committee (GRC).

Deutsche Bank	Risk type Management
Annual Report 2025	Enterprise risk management

Environmental, social and governance risk
The impacts of rising global average temperatures, the transition to a net zero economy and the enhanced focus on climate change from society, regulators and the banking sector have led to the emergence of new and increasing sources of financial and non-financial risks. These include the physical risks arising from extreme weather events growing in frequency and severity, as well as transition risks as carbon intensive sectors are expected to face higher taxation, reduced demand and restricted access to financing. These risks can impact Deutsche Bank across a broad range of financial and non-financial risk types. Financial institutions are facing increased scrutiny on climate and broader ESG-
related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Group is not seen to support the transition to a lower carbon economy, to protect biodiversity and human rights, among other themes.
Deutsche Bank’s risk strategy recognizes ESG as a theme that represents a broad range of areas of concern related to environmental, social, or governance factors that cuts across multiple scenarios and risks. It must be ensured that all non-financial ESG-related risks are identified and adequately assessed to include potential impacts driven by ESG factors; the bank must ensure that controls are effective and any potential deficiencies are promptly escalated and addressed. Deutsche Bank is regularly reviewing and enhancing its ESG-related risk management frameworks in alignment with regulatory guidance and to ensure that ESG risks are actively managed and greenwashing risk is mitigated. Limitations in terms of data, methodologies and industry standards for measuring and assessing climate and other environmental risks continue to lead to a high degree of uncertainty in the bank’s climate-related disclosures. Anti-
ESG measures that were already established in some jurisdictions and have been reinforced and taken further may result in the loss of existing business and the inability to conduct new business within those jurisdictions, while complying may lead to reputational risks.
The management of risks stemming from environmental factors relies first and foremost with Deutsche Bank’s net zero-
aligned decarbonization targets for eight sectors: Oil and Gas (upstream), Power Generation, Automotive (light duty vehicles), Steel, Coal mining, Cement, Shipping and Commercial Aviation. The pathways to achieve these targets are incorporated into the bank’s risk management framework. Environmental risks are assessed through an annual climate and environmental materiality assessment and internal stress test, across businesses, portfolios and risk types (Credit,
Market, Liquidity, Reputational and Operational). They are monitored through dedicated reports discussed in senior risk committees and managed through risk appetite thresholds, policies requirements and exclusions (Environmental and
Social policy framework), and portfolio Early Warning Indicators (EWIs). Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. For corporate clients in carbon-intensive sectors, as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”)
risks, new loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors require a dedicated risk assessment from the Front Office and review by Credit Risk Management. Overall, these risks are embedded within the bank’s business model and financial planning through the carbon budgets attributed to the bank’s businesses derived from its decarbonization targets and through the inclusion of environmental risks within the Internal Capital Adequacy Assessment Process (ICAAP).
The Group Sustainability Committee acts as the main governance and decision-making body for sustainability-related matters across Deutsche Bank. This includes the assessment of material impacts as well as risks and opportunities for the
Bank. The committee also sets the net zero targets for the bank.
The Management Board has delegated sustainability-related decisions to this committee, which is chaired by the Chief
Executive Officer and the Chief Sustainability Officer (Vice Chair). It receives monthly updates on financed emissions and net zero alignment.
The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board has the mandate to oversee several risk and capital-related matters. This includes the responsibility for developing the bank’s Climate Risk
Framework. The Committee approves the Bank’s climate and environmental risk appetite, including appetite for deviation from net zero decarbonization pathways. A number of committees are responsible for the development and management of specific elements of climate and environmental risk.
The Net Zero Forum receives, in addition to the quarterly reports, monthly flash reports on key metrics (i.e., measuring alignment with decarbonization targets and the consumption of divisional carbon budgets).

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Credit Risk Management
Credit risk framework
Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower, obligor or issuer (which Deutsche Bank refers to collectively as “counterparties”) exist, including those claims that
Deutsche Bank plans to distribute. It captures the risk of loss because of a deterioration of a counterparty’s creditworthiness or the failure of a counterparty to meet the terms of any contract with Deutsche Bank or otherwise perform as agreed.
Based on the Risk Type Taxonomy, credit risk is grouped into four material categories, namely default/migration risk, transaction/settlement risk (exposure risk), mitigation risk and concentration risk. This is complemented by a regular risk identification and materiality assessment.
–Default/migration risk as the main element of credit risk, is the risk that a counterparty defaults on its payment obligations or experiences material credit quality deterioration increasing the likelihood of a default
–Transaction/settlement risk is the risk that arises from any existing, contingent or potential future positive exposure
–Mitigation risk is the risk of higher losses due to risk mitigation measures not performing as anticipated
–Credit concentration risk is the risk of an adverse development in a specific single counterparty, country, industry or product leading to a disproportionate deterioration in the risk profile of Deutsche Bank’s credit exposures to that counterparty, country, industry or product
Deutsche Bank manages its credit risk using the following principles:
–Credit Risk is only accepted:
–for adopted clients
–after completed appropriate due diligence led by the respective origination teams as 1st LoD
–New products and changes to existing products having been assessed within Deutsche Bank Group’s Product
Lifecycle Policy
–If a rating has been assigned in line with agreed and approved processes
–If all credit relevant exposures are correctly reflected in the relevant risk systems
–If plans for an orderly termination of the risk positions have been considered
–Credit Risk is assumed within the applicable Risk Appetite
–Profit and Loss responsibility for credit exposures is kept by and remains with the originating Group Division
–Risk taken needs to be adequately compensated
–Risk must be continuously monitored and managed across 1LoD and CRM/“Marktfolge” as well as 2LoD
–Credit standards are applied consistently across all Units in order to maintain a favorable risk profile in line with the
Risk Appetite
–Collateral or other risk mitigating, hedging or rating transfer instruments, which can be an alternative source of repayment do not substitute for underwriting standards and a thorough assessment of the debt service ability of a counterparty has to be performed during the credit process
–Deutsche Bank strives to adequately secure, guarantee or hedge outright cash risk and longer tenor-exposures; this approach does usually not include lower risk short-term transactions and facilities supporting specific trade finance or other lower risk products where the margin allows for adequate loss coverage
–Deutsche Bank measures and consolidates globally all exposure and facilities to the same Obligor
–Deutsche Bank has established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions or covering workout clients; for transaction approval purposes, structured credit risk management teams are aligned to the respective products or specific risks to ascertain adequate product expertise
–Where required, Deutsche Bank has established processes to manage credit exposures at a legal entity or regional level
To meet the requirements of Article 190 CRR, Deutsche Bank has allocated the various control requirements for the credit processes to units/role holders best suited to perform such controls
Climate and environmental risks are integrated across the different stages of the credit lifecycle including transaction approval/client onboarding, risk classification and credit ratings, portfolio analysis and monitoring and collateral valuation.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Measuring credit risk
Credit risk is measured by credit rating, regulatory and internal capital demand and other key components like credit limits as mentioned below.
The credit rating is an essential part of the bank’s underwriting and credit process and provides – amongst others – a cornerstone for credit limit determination on an individual counterparty level, credit decision and transaction pricing as well as the determination of regulatory capital demand for credit risk. Each counterparty must be rated, and each rating has to be reviewed at least annually supported by ongoing monitoring of counterparties. A credit rating is a prerequisite for any credit limit established/approved. For each credit rating, the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Specific rating approaches have been established to best reflect the respective characteristics of exposure classes, including specific product types, central governments and central banks, institutions, corporates and retail.
Counterparties in the bank’s non-retail portfolios are rated by Deutsche Bank’s independent Credit Risk Management function partly using automated or semi-automated rating systems. Given the largely homogeneous nature of the retail portfolio, counterparty creditworthiness and ratings are derived by utilizing an automated decision engine. Country risk-
related ratings are provided by Enterprise and Treasury Risk Management (ETRM) Risk Research.
Deutsche Bank’s rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty, Deutsche Bank applies in-house assessment methodologies, as well as its 21-grade rating scale.
Changes to existing credit models and introduction of new models are approved by the Regulatory Credit Risk Model
Committee (RCRMC) chaired by the Head of Credit Risk Management before the models are used for credit decisions and capital calculation for the first time or before they are significantly changed. Separately, for all model changes and for new models an approval by Model Risk Management is required. Proposals with high impact are recommended for approval to the Group Risk Committee. Furthermore, regulatory approval may also be required. The model validation is performed independently of model development by Model Risk Management. The results of the regular validation processes as stipulated by internal policies are brought to the attention of the RCRMC, even if the validation results do not lead to a change.
Deutsche Bank measures risk-weighted assets to determine the regulatory capital demand for credit risk using
“advanced”, “foundation” and “standard” approaches of which “advanced” and “foundation” approaches are approved by the bank’s regulator.
The advanced Internal Ratings Based Approach (IRBA) is the most sophisticated approach available under the regulatory framework for credit risk and allows Deutsche Bank to make use of its internal credit rating models. These models represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (PD), the loss given default (LGD) and the maturity (M)
driving the regulatory risk-weight and the credit conversion factor (CCF) as part of the regulatory exposure at default
(EAD) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (SFT),
Deutsche Bank makes use of the internal model method (IMM) in accordance with CRR to calculate EAD. For most of the bank’s internal rating systems, more than seven years of historical information is available to assess these parameters.
Deutsche Bank’s internal rating methodologies aim at point-in-time rather than a through-the-cycle rating, but in line with regulatory solvency requirements, they are calibrated based on long-term averages of observed default rates.
The foundation IRBA is an approach available under the regulatory framework for credit risk allowing institutions to make use of their internal rating methodologies while using pre-defined regulatory values for all other risk parameters.
Parameters subject to internal estimates include the PD while the LGD and the CCF are defined in the regulatory framework. Foundation IRBA is applied mandatorily for some exposure classes since introduction of CRR3 and some exposures stemming from ex-Postbank.
Deutsche Bank applies the standardized approach to a subset of its credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. Deutsche Bank assigns certain credit exposures permanently to the standardized approach. Exposures to central governments or central banks make up the majority of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. Sovereign exposures that were treated under IRBA previously have been moved to standardized approach under art. 494d CRR in 2025. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

In addition to the above-described regulatory capital demand, Deutsche Bank determines the internal capital demand for credit risk via an economic capital model.
Deutsche Bank calculates economic capital for the default risk, country risk and settlement risk as elements of credit risk.
In line with the bank’s economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.9% very severe aggregate unexpected losses within one year. Deutsche Bank’s economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations.
The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account as well as LGD volatility. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non-default scenarios) are modeled by applying the bank’s own alpha factor when deriving the exposure at default for derivatives and securities financing transactions under the CRR.
Deutsche Bank allocates expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.
Besides the credit rating, as a key component for managing the bank’s credit portfolio, including individual transaction approval and the setting of risk appetite, Deutsche Bank establishes credit limits for all credit exposures. Credit limits set forth maximum credit exposures Deutsche Bank is willing to assume over specified periods. In determining the credit limit for a counterparty, Deutsche Bank considers the counterparty’s credit quality above others by reference to its internal credit rating. Credit limits and credit exposures are both measured on a gross and net basis where net is derived by deducting appropriate hedges and certain collateral from respective gross figures. For derivatives, Deutsche Bank looks at current market values and the potential future exposure over the relevant time horizon, which is based upon the bank’s legal agreements with the counterparty.
IFRS 9 Impairment
In the following chapter, the Group provides an overview of the IFRS 9 impairment framework, model updates and methodology implemented in 2025 as well as key model assumptions and its changes. Further explanations are provided regarding the development of management overlays applied to the credit loss allowance, how reviews of relevant assumptions and inputs to the ECL calculation are performed and how potential model imprecisions are assessed. To provide additional transparency on the impact of reasonable changes to the key assumptions, model sensitivities are presented in a separate section below which concludes with the key drivers for the IFRS 9 model results.
Description of IFRS 9 model and methodology
The impairment requirements of IFRS 9 apply to all credit exposures that are measured at amortized cost or fair value through other comprehensive income and to off balance sheet lending commitments, such as loan commitments and financial guarantees. For purposes of the bank’s impairment approach, the Group refers to these instruments as financial assets.
The Group determines its allowance for credit losses in accordance with IFRS 9 as follows:
–Stage 1 reflects financial assets where it is assumed that credit risk has not increased significantly after initial recognition
–Stage 2 contains all financial assets, that are not defaulted, but have experienced a significant increase in credit risk since initial recognition
–Stage 3 consists of financial assets which are deemed to be in default in accordance with Deutsche Bank’s policies, which are based on the Capital Requirements Regulation (CRR) Article 178. The Group defines these financial assets as impaired, non-performing and defaulted
–Significant increase in credit risk is determined using quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information
–Purchased or Originated Credit-Impaired (POCI) financial assets are assets where at the time of initial recognition, there is objective evidence of impairment and the Group purchased at a discount
The IFRS 9 impairment approach is an integral part of the Group’s credit risk management procedures. The estimation of
ECL is either performed via the automated, parameter based ECL calculation using the Group’s ECL model or determined by credit officers. In both cases, the calculation takes place for each financial asset individually. Similarly, the determination of the need to transfer between stages is made on an individual asset basis. The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

The Group uses three main components to measure ECL. These are Probability of Default (PD), Loss Given Default (LGD)
and Exposure at Default (EAD). The Group leverages existing parameters used for determination of capital demand under the Basel Internal Ratings Based Approach (IRBA) and internal risk management practices as much as possible to calculate ECL. These parameters are adjusted where necessary to comply with IFRS 9 requirements (e.g., use of point in time ratings and removal of downturn add-ons in the regulatory parameters). Incorporating forecasts of future economic variables into the measurement of ECL influences the allowance for credit losses. In order to calculate lifetime ECL, the
Group’s calculation derives the corresponding lifetime PDs from migration matrices that reflect economic forecasts.
The Group regularly reviews and validates the ECL model and its components which can result in model updates, including recalibrations and model changes, of which some may constitute a change in estimate. Any future model updates may have an impact on ECL and therefore represent a model uncertainty which cannot be reliably quantified.
Stage determination and significant increase in credit risk
At initial recognition, financial assets are reflected in Stage 1, unless the financial assets are POCI. If there is a significant increase in credit risk, the financial asset is transferred to Stage 2. A significant increase in credit risk is determined by using rating-related and process-related indicators. The transfer of financial assets to Stage 3 is based on the status of the borrower being in default. If a borrower is in default, all financial assets of the borrower are transferred to Stage 3.
Rating-related Stage 2 indicators: In the third quarter of 2025 Deutsche Bank introduced a change to the rating-related
Stage 2 indicator approach, in which the Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Previously the model determined the lifetime PD distribution based on historically observed migration behavior and a sampling of different economic scenarios. A quantile of this distribution, which was defined for each counterparty class, was chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeded this threshold, the financial asset was deemed to have incurred a significant increase in credit risk and was transferred to
Stage 2. The new approach compares the annualized lifetime PD at reporting date with the annualized conditional lifetime PD expectation at origination. A relative and an absolute threshold are used for the comparison, which represents a key assumption in the model. Different relative thresholds are applied to low-risk assets defined by an annualized conditional PD at origination of 0.5% or below compared to the remaining high-risk assets. The relative threshold for high-risk assets is 63% PD increase and for low-risk assets is 131% PD increase, floored by an absolute threshold of 5.05% PD increase. If one of the newly introduced thresholds is breached, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. This change in estimate led to an increase of the credit loss allowance in the amount of € 15 million at the time of implementation and impacted Stages 1 and 2 in all portfolios. In addition, the Group applied a threefold annualized lifetime PD increase as additional Stage 2 trigger as a backstop until the implementation of the new rating related approach. This new approach always identifies assets subject to the backstop as Stage 2 already.
Process-related Stage 2 indicators are derived via the use of existing risk management indicators, which in the bank’s view represent situations where the credit risk of financial assets has significantly increased. These include borrowers being added to the Group’s watchlist, being transferred to workout status, payments being 30 days or more past due or being in forbearance. As long as the condition for one or more of the process-related or rating-related indicators is fulfilled and the borrower of the financial asset has not met the definition of default, the asset will remain in Stage 2. If the Stage 2 indicators are no longer fulfilled and the financial asset has not defaulted, the financial asset transfers back to Stage 1. In case of performing forborne financial assets, the probation period is two years before the financial asset is reclassified to Stage 1, which is aligned with regulatory guidance.
If the borrower defaults, all transactions of the borrower are allocated to Stage 3. If, at a later date, the borrower is no longer in default, the curing criteria according to regulatory guidance is applied (including probation periods), which are at least three months or one year in case of distressed restructurings. Once the regulatory cure period or criteria has been met, the borrower will cease to be classified as defaulted and will be transferred back to Stage 2 or Stage 1.
The ECL calculation for Stage 3 distinguishes between transactions in the homogeneous and non-homogeneous portfolios, as well as POCI financial assets. For transactions that are in Stage 3 and in a homogeneous portfolio, the
Group uses a parameter-based automated approach to determine the credit loss allowance per transaction. For these transactions, the LGD parameters are to a large extent modelled to be time-dependent, i.e., consider the declining recovery expectation as time elapses after default. The allowance for credit losses for financial assets in the bank’s non-
homogeneous portfolios in Stage 3, as well as for POCI assets are determined by credit officers and have to be approved along an established authority grid up to and including the Management Board. This allows credit officers to consider currently available information and recovery expectations specific to the borrowers and the financial assets at the reporting date.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Estimation techniques for key input factors
The first key input factor in the Group ECL calculation is the one-year PD for borrowers which is derived from the bank’s internal rating systems. The Group assigns a PD to each borrower credit exposure based on a 21-grade master rating scale for all of the Group’s exposure.
The borrower ratings assigned are derived based on internally developed rating models which specify consistent and distinct customer-relevant criteria and assign a rating grade based on a specific set of criteria as given for a certain customer. The set of criteria is generated from information sets relevant for the respective customer segments including general customer behavior, financial and external data (e.g., credit bureau). The methods in use range from statistical scoring models to expert-based models taking into account the relevant available quantitative and qualitative information. Expert-based models are usually applied for borrowers in the exposure classes “Central governments and central banks”, “Institutions” and “Corporates” with the exception of those “Corporates” for which a sufficient data basis is available for statistical scoring models. For the latter, as well as for the retail segment, statistical scoring or hybrid models combining both approaches are commonly used. Quantitative rating methodologies are developed based on applicable statistical modelling techniques, such as logistic regression.
One-year PDs are extended to multi-year PD curves using through-the-cycle matrices and macroeconomic forecasts.
Based on economic scenarios centered around the macroeconomic baseline forecast, through-the-cycle matrices are first transformed into point-in-time rating migration matrices, typically for a two-year period. The calculation of the point-in-time matrices provides the link between macroeconomic variables and the default and rating behavior of borrowers, which is derived from time series through regression techniques involving macroeconomic variables (MEVs)
and historical rating and default data. In a final step, multi-year PD curves are derived from point-in-time rating migration matrices for periods where reasonable and supportable forecasts are available and extrapolated based on through-the-
cycle rating migration matrices beyond those periods.
The second key input factor into the ECL calculation is the LGD parameter, which is defined as the likely loss intensity in case of a borrower’s default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a borrower’s probability of default. The LGD models applied in Stages 1 and 2, which are based on regulatory LGD models, but adjusted for IFRS 9 requirements (i.e., removal of downturn-add-on and removal of indirect costs of workout), ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected as risk drivers in LGD estimates. In June 2025, the Group introduced a model update with regard to the Loss
Given Default (LGD) parameter used in the IFRS 9 accounting framework, primarily to align with the corresponding models implemented in the solvency framework following regulatory guidelines. This change in estimate led to a net reduction of the credit loss allowance in the amount of € 133 million at the time of implementation and impacted all stages. The most pronounced reduction of the credit loss allowance was observed in the Private Bank. In the Corporate
Bank and Investment Bank the net impact was primarily in stages 1 and 2 and less pronounced. However, for certain underlying portfolios such as CRE, a more pronounced increase in credit loss allowance was observed, which was offset by a reduction of credit loss allowance in other underlying portfolios in these businesses.
In the third quarter of 2025 the Group continued to validate the model performance of relevant feeder and receiver models. Three probability of default (PD) models and one LGD model were recalibrated on that basis which led to a net increase in the credit loss allowance in the amount of € 110 million, impacting all stages, mainly in the Investment Bank and Private Bank.
Forward-looking information (FLI) is also incorporated into LGD projections in terms of FLI LGD scaling factors based on forecasts for key MEVs. LGD adjustments are quantified relative to long-term historical averages, which represent a neutral reference point throughout an economic cycle.
The LGD setting for defaulted homogeneous portfolios is partially dependent on time after default and are either calibrated based on the Group’s multi-decade loss and recovery experience using statistical methods or for less significant portfolios certain LGD model input parameters (e.g., cure rates) are determined by expert judgement.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

The third key input factor is the exposure at default over the lifetime of a financial asset which is modelled taking into account expected repayment profiles (e.g., linear amortization, annuities, bullet loan structures). Prepayment options are modelled for some portfolios. The bank applies specific credit conversion factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a borrower at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a borrower’s default.
This reflects the assumption that for commitments, the utilization at the time of default might be higher than the current outstanding balance. In case a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on internal historical data and are either based on empirical analysis or supported by expert judgement and consider borrower and product type specifics. Where supervisory CCF values need to be applied for regulatory purposes, internal estimates are used for IFRS 9.
Expected lifetime
IFRS 9 requires the determination of lifetime ECL for which the expected lifetime of a financial asset is a key input factor.
Lifetime ECL represent default events over the expected life of a financial asset. The Group measures ECL considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which the
Group is exposed to credit risk.
Retail overdrafts, credit card facilities and certain corporate revolving facilities typically include both a loan and an undrawn commitment component. The expected lifetime of such on-demand facilities exceeds their contractual life as they are typically cancelled only when the Group becomes aware of an increase in credit risk. The expected lifetime is estimated by taking into consideration historical information and the Group’s credit risk management actions such as credit limit reductions and facility cancellation. Where such facilities are subject to an individual review by credit risk management, the lifetime for calculating ECL is 12 months. For facilities not subject to individual review by credit risk management, the bank applies a lifetime for calculating ECL of 24 months.
Interest rate used in the IFRS 9 model
In the context of the ECL calculation, the Group applies in line with IFRS 9 an approximation of the effective interest rate
(EIR), which is usually the contractual interest rate. The contractual interest rate is deemed to be an appropriate approximation, as the interest rate is consistently used in the ECL model, interest recognition and for discounting of the
ECL and does not materially differ from the EIR.
Consideration of collateralization in IFRS 9 Expected Credit Loss calculation
The ECL model projects the level of collateralization for each point in time in the life of a financial asset. At the reporting date, the model uses a collateral distribution process that allocates the value of each eligible collateral to relevant financial assets. In the ECL calculation, the Group subsequently calculates the collateralization resulting from physical collateral that enters the LGD model as a risk driver based on the allocated collateral value and the exposure value of the financial asset.
For personal collateral (e.g., guarantees), the ECL model assumes that the relative level of collateralization remains stable over time. In the case of an amortizing loan, the outstanding exposure and collateral values decrease together over time. For physical collateral (e.g., real estate property), the ECL shall assume that the absolute collateral value remains constant. In case of an amortizing loan, the collateralized part of the exposure increases over time and the loan-
to-value decreases accordingly.
Certain financial guarantee contracts are integral to the financial assets guaranteed. In such cases, the financial guarantee is considered as collateral for the financial asset and the benefit of the guarantee is used to mitigate the ECL of the guaranteed financial asset.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Forward looking information
Under IFRS 9, the allowance for credit losses is based on reasonable and supportable forward-looking information available without undue cost or effort, which takes into consideration past events, current conditions and forecasts of future economic conditions.
To incorporate forward looking information into the Group’s allowance for credit losses, the bank uses two key elements:
–As its base scenario, the Group uses external survey-based macroeconomic forecasts (e.g., consensus views on GDP and unemployment rates); in addition, the scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus data; all forecasts are assumed to reflect the most likely development of the respective variables; the Group regularly updates its forecasts for macro-economic factors during the quarter and reviews aspects of potential model imprecision (e.g.,
MEV parameters outside the historic range used for model calibration, if not already included in the model) as part of an MEV monitoring framework to assess if an overlay is required
–Statistical techniques are then applied to transform the base scenario projections into a probability distribution of the macroeconomic variables; these scenarios specify deviations from the baseline forecasts; the scenario distribution is then used for deriving multi-year PD curves for different rating and counterparty classes, which are applied in the ECL calculation and in the identification of significant deterioration in credit quality of financial assets as described above in the rating-related Stage 2 indicators
The Group's Risk and Finance Credit Loss Provision Forum monitors the impact of forward-looking information, including the latest macroeconomic variables, on a quarterly basis and determines if any additional overlays are required. Although interest rates and inflation are not separately included in the MEVs, the economic impact of these risks is reflected in
GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation filter through these forecasts.
As of December 31, 2025, the consensus data applied in the ECL model was deemed to have reflected the latest macroeconomic developments and after considering all relevant uncertainties in the MEVs no additional overlays were required.
As described earlier, the Group’s approach to reflect forward-looking information into the calculation of ECL is to incorporate forecasts for the next two to three years into PD and LGD projections. For periods beyond those covered in terms of reasonable and supportable economic forecasts, reversion to historically observed behavior of defaults, rating migrations and recoveries is used for ECL measurement.
The tables below contain relevant forward-looking information by macroeconomic variable included in the Group’s IFRS
9 model as of December 31, 2025, and as of December 31, 2024.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Forward-looking information applied

	December 31, 20251 2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.87%	1.97%
GDP - Eurozone	1.16%	1.44%
GDP - Germany	0.65%	1.54%
GDP - Italy	0.60%	0.91%
GDP - Developing Asia	4.45%	4.78%
GDP - Emerging Markets	3.85%	4.19%
Unemployment - USA	4.42%	4.29%
Unemployment - Eurozone	6.30%	6.18%
Unemployment - Germany	3.75%	3.66%
Unemployment - Italy	6.14%	6.22%
Unemployment - Spain	10.37%	10.05%
Unemployment - Japan	2.49%	2.45%
Real Estate Prices - CRE Index USA	300.74	301.87
Real Estate Prices - CRE Index Eurozone	110.44	111.75
Real Estate Prices - House Price Index USA	331.21	340.69
Real Estate Prices - House Price Index Germany	157.28	158.82
Real Estate Prices - House Price Index Spain	2,213.53	2,264.16
Equity - S&P500	6,942	7,366
Equity - Eurostoxx50	5,793	6,086
Equity - DAX40	24,453	25,886
Equity - MSCI EAFE	1,288	1,351
Equity - MSCI Asia	2,068	2,160
Equity - Nikkei	50,891	53,099
Credit - High Yield Index	308.27	348.99
Credit - CDX High Yield	333.97	370.05
Credit - CDX IG	54.64	62.78
Credit - CDX Emerging Markets	149.82	179.86
Credit - ITX Europe 125	56.42	62.27
Commodity - WTI	61.07	59.01
Commodity - Gold	3,976.94	4,189.01
1 MEV as of December 8, 2025 based on Bloomberg Consensus, which barely changed until December 31, 2025
2 Year 1 equals fourth quarter of 2025 to third quarter of 2026, Year 2 equals fourth quarter of 2026 to third quarter of 2027

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

	December 31, 20241 2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Italy	103.82	104.92
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91
1 MEV as of December 5, 2024, based on Bloomberg Consensus, which barely changed until December 31, 2024
2 Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Model sensitivity
The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and is transferred to Stage 2, and the LGD setting on homogeneous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations.
Macroeconomic variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEV as of December 31, 2025, and December 31, 2024. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
–GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
–Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
–Equities: S&P500, Eurostoxx50, DAX 40, Nikkei, MSCI Asia, MSCI EAFE
–Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
–Real Estate: CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy, House
Price Index Spain
–Commodities: WTI oil price, Gold price
Although interest rates and inflation are not included in the above set of MEVs, adverse effects associated with changes in these risk drivers typically manifest themselves in other economic forecasts incorporated in the ECL model, such as lower GDP growth, higher unemployment or wider credit spreads.
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.
Compared to December 31, 2024, calculation of sensitivities are reflective of ECL model updates that went live in 2025, including updates to the LGD parameter used in the IFRS9 accounting framework and the Significant Increase in Credit
Risk (SICR) model for staging assessment. The effects of both FLI impacting PDs and FLI impacting LGDs were already reflected in the 2024 sensitivities. As of December 31, 2025, sensitivities additionally capture the extension of the FLI
LGD model to ex‑Postbank portfolios, resulting in higher sensitivities to real estate prices. Furthermore, the overall increase in sensitivities observed for GDP, unemployment and real estate prices is also driven by a higher ECL baseline level compared to last year.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 – Group Level

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(76.3)	(1pp)	87.2
Unemployment rates	(0.5pp)	(49.4)	0.5pp	51.6
Real estate prices[1]	5%	(35.3)	(5%)	40.1
Equities	10%	(17.1)	(10%)	23.7
Credit spreads	(40%)	(19.5)	40%	21.6
Commodities[2]	10%	(6.9)	(10%)	7.4

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1pp)	71.8
Unemployment rates	(0.5pp)	(44.9)	0.5pp	49.0
Real estate prices[1]	5%	(13.9)	(5%)	16.0
Equities	10%	(14.1)	(10%)	17.8
Credit spreads	(40%)	(20.7)	40%	24.2
Commodities[2]	10%	(7.7)	(10%)	8.7
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate above
2Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4% // 1%
(percentage change), e.g., Real estate price shifts from 100 to 101
At divisional level, the sensitivity analysis below was performed for the year ended December 31, 2025, and 2024, respectively, and revealed GDP growth rates, credit spreads and commodities prices to be the dominant factors for the
Investment Bank, whereas the model sensitivity for the Corporate Bank and Private Bank is mainly associated with changes in GDP growth rates and unemployment rates. The model sensitivity table for the Private Bank shows GDP growth rates and unemployment rates only, as the key MEVs relevant to the underlying portfolios.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Corporate Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(16.0)	(1)pp	19.2
Unemployment rates	(0.5)pp	(11.0)	0.5pp	12.2
Real estate prices[1]	5%	(4.3)	(5)%	5.4
Credit spreads	(40)%	(4.1)	40%	4.5
Commodities[2]	10%	(2.2)	(10)%	2.4

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.2)	(1pp)	20.3
Unemployment rates	(0.5pp)	(12.6)	0.5pp	14.2
Real estate prices[1]	5%	(2.1)	(5%)	2.2
Credit spreads	(40%)	(4.5)	40%	5.0
Commodities[2]	10%	(2.8)	(10%)	3.1
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate below
2 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Investment Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(36.1)	(1pp)	41.5
Unemployment rates	(0.5pp)	(10.7)	0.5pp	11.6
Real estate prices[1]	5%	(19.4)	(5%)	21.5
Equities	10%	(5.6)	(10%)	9.3
Credit spreads	(40%)	(14.0)	40%	15.7
Commodities[2]	10%	(4.4)	(10%)	4.7

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(26.4)	(1pp)	28.9
Unemployment rates	(0.5pp)	(11.0)	0.5pp	12.1
Real estate prices[1]	5%	(8.5)	(5%)	10.2
Equities	10%	(4.7)	(10%)	5.9
Credit spreads	(40%)	(13.5)	40%	16.2
Commodities[2]	10%	(4.6)	(10%)	5.3
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate above.
2 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Private Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(22.6)	(1pp)	24.6
Unemployment rates	(0.5pp)	(26.9)	0.5pp	26.8

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.3)	(1pp)	19.3
Unemployment rates	(0.5pp)	(19.5)	0.5pp	20.6
Impact of lifetime expected credit losses for Stage 1 borrowers
As described above, the Group uses a mixture of quantitative and qualitative criteria to determine significant increase in credit risk which require, for affected borrowers, a move to lifetime ECL (Stage 2). If for all Stage 1 borrowers Deutsche
Bank were to record lifetime expected credit losses, the Group’s allowance for credit losses amounting to € 6.6 billion as of December 31, 2025 and € 6.2 billion as of December 31, 2024 which would represent an increase of approximately
28% for year end 2025 and 34% for year end 2024, respectively.
Stage 3 LGD setting
The Group’s allowance for credit losses in Stage 3 for the homogeneous portfolios amounts to € 2.4 billion as of
December 31, 2025 and € 2.3 billion as of December 31, 2024. The key driver in determining the ECL provision is the loss given default estimate, which differs by individual portfolios. Loss given default is influenced by recovery rates, proceeds from the sale of collateral, and cure rates. Some of the drivers for different portfolios include elements of expert judgment in particular on expected cure rates. If the LGD for all homogeneous portfolios were to increase by 1%, then
Stage 3 ECL would increase as of December 31, 2025 by approximately € 28 million (thereof € 20 million in Germany,
€ 5 million in Italy and € 2 million in Spain), and by approximately € 26 million as of December 31, 2024 (thereof
€ 17 million in Germany, € 5 million in Italy and € 2 million in Spain).

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Management overlays applied to the IFRS 9 model output
The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of December 31, 2025, the Group had two existing overlays, one existing overlay reflected a model refinement related to refinancing risk which had not yet been implemented and a newly created overlay to reflect observations from the bank's portfolio reviews and credit risk assessments. Apart from these known model weaknesses and overlays, the group did not identify any additional model weaknesses which would require an overlay.
As of year end 2025, the Group’s IFRS9 management overlays amounted to €156 million, compared to € 124 million for year end 2024 (which resulted in an increase of Allowance for Credit Losses in both periods). Management overlays as of year end 2025 encompassed two main items, as mentioned above: Expected impacts from a model refinement related to refinancing risk and observations from the bank’s portfolio reviews and credit risk assessments. The overlay relating to refinancing risk existed already in 2024 and has been adjusted during 2025. Additionally, at the end of 2024, the Group recorded an overlay with regard to a PD parameter recalibration, which was released in 2025. The change to management overlays during the year 2025 was primarily driven by dedicated tariff overlays taken in view of the impacts from U.S. tariff announcements during the first quarter which were released during the year.
Overall Assessment of ECL’s
To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout 2025, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of December 31, 2025, and December 31, 2024.
Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk
Appetite and Management Forum and Group Risk Committee and as appropriate at the Management Board and the
Audit Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.
IFRS 9 model results
Provision for credit losses was € 1.7 billion in 2025, down from € 1.8 billion in 2024 and 36 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The decrease was primarily driven by lower
Stage 3 provisions, notwithstanding persistently elevated provisions for the commercial real estate sector. This was partially offset by higher Stage 1 and Stage 2 provisions resulting from model-related effects.
With regard to climate risks, estimates of higher transition and physical risk exposures and their impact on the ECL did not result in any adjustment of credit loss provisions for the years ended December 31, 2025 as well as December 31, 2024.
For details of the provision for credit losses related to the segments, please refer to section “Segment results of operations”.
For details on the Group’s accounting policy related to IFRS 9 Impairment, please refer to Note 01 “Material accounting policies and critical accounting estimates” of the consolidated financial statements.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Managing and mitigation of credit risk
Managing credit risk on counterparty level
Credit-relevant counterparties are principally allocated to credit officers within credit teams which are organized by type of counterparty (such as financial institutions, corporates or private individuals), economic area (e.g., emerging markets)
or product and supported by dedicated rating analyst teams where deemed necessary, except for retail clients, which are managed by the sales unit. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients, credit decision making and credit monitoring is highly automated due to standardized products and processes. Credit Risk
Management has oversight of the respective processes and tools used in these highly automated retail credit processes.
It is the responsibility of each credit authority holder or credit officer to undertake ongoing credit monitoring for their allocated counterparties. Deutsche Bank also has procedures in place intended to identify credit exposures for which there may be an increased risk of deteriorated risk/loss at an early stage.
In instances where Deutsche Bank has identified counterparties with emerging concern about their credit quality deteriorating or likely to deteriorate to the point where they present a heightened risk of default/loss, the respective counterparty is generally placed on the “Watchlist”. Deutsche Bank aims to identify those counterparties at an early stage to ensure that credit exposures with increased risks are effectively managed, the Bank’s risk management tools are appropriately applied aiming to minimize potential losses. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of Deutsche
Bank’s credit culture and is designed to raise management awareness of these positions.
Credit limits for individual counterparties are established by the Credit Risk Management function (except for retail clients) applying credit authorities assigned to individual Credit Officers. This also applies to settlement risk that must fall within limits pre-approved by Credit Risk Management and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by electronic signature under 4-eye principle by the respective credit authority holders and are retained for future reference.
Credit authority is generally assigned as a personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to help ensure that they are commensurate with the individual performance of the authority holder.
Where credit authority is insufficient to establish required credit limits, the transaction is referred to a credit authority holder with the respective credit authority or if exceeding the highest personal authority to an appropriate credit committee. Where personal and committee authorities are insufficient to establish appropriate limits, the case is referred to the Management Board for approval.
Mitigation of credit risk on counterparty level
In addition to determining counterparty credit quality by assigning internal ratings and the alignment of the exposure with the Bank’s counterparty concentration risk guidelines, Deutsche Bank also uses various credit risk mitigation and protection techniques to optimize credit exposure and reduce potential credit losses. These techniques are applied in the following forms:
–Comprehensive and enforceable credit documentation with adequate terms and conditions
–Collateral in its various forms to reduce losses by increasing the recovery of obligations; key principles for collateral management include legal effectiveness and enforceability, prudent and realistic collateral valuations, risk and regulatory capital reduction, as well as cost efficiency
–Risk transfers, which shift the risk of default of an obligor to a third-party, including significant risk transfer instruments are executed by the bank’s Strategic Corporate Lending (SCL) business unit
–Netting and collateral arrangements which reduce the credit exposure from derivatives and securities financing transactions (e.g., repo transactions)
–Hedging of derivatives counterparty risk including CVA, using primarily CDS contracts via the bank’s Counterparty
Portfolio Management desk

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Collateral
Deutsche Bank regularly agrees on collateral to be received from customers that are subject to credit risk or to be provided by third parties agreed by legally effective and enforceable contracts as documented by a written and reasoned legal opinion. Collateral is credit protection in the form of (funded) assigned or pledged assets or (unfunded)
third-party obligations that serves to mitigate the inherent risk of credit loss in an exposure, by either improving recoveries in the event of a default or substituting the counterparty default risk. Deutsche Bank generally takes all types of eligible collateral for its respective businesses but may limit accepted collateral types for specific businesses or regions as customary in the respective market or driven by purpose of efficiency. While collateral can be an alternative source of repayment, it does not replace the necessity of high-quality underwriting standards and a thorough assessment of the debt service ability of the counterparty in line with Article 194 (9) CRR.
Deutsche Bank distinguishes the following two types of credit protection approaches:
–Funded Credit Protection like financial and other collateral, which enables Deutsche Bank to recover all or part of the outstanding exposure by liquidating the collateral/asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral pledges or assignments of other claims or inventory, movable assets (i.e., plant, machinery, ships and aircraft) and real estate typically fall into this category; all financial collateral is regularly, mostly daily, revalued and measured against the respective credit exposure; the value of other collateral, including real estate, is monitored based upon established processes that includes regular reviews or revaluations by internal and/or external experts
–Unfunded Credit Protection like Guarantees, which complement the counterparty’s ability to fulfill its obligation under the legal contract and as such is provided by uncorrelated third parties. Letters of credit, credit insurance, export credit insurance, guarantees, credit derivatives and (unfunded) risk participations typically fall into this category. Guarantees and strong letters of comfort provided by correlated group members of customers (generally the parent company) may also be accepted and considered in approved rating approaches; guarantee collateral with a non-investment grade rating of the guarantor is limited
Deutsche Bank’s processes seek to ensure that the collateral accepted for risk mitigation purposes is of high quality. This includes processes to generally ensure legally effective and enforceable documentation for realizable and measurable collateral or assets which are evaluated within the on-boarding process by dedicated internal appraisers or teams with the respective qualification, skills and experience or adequate external valuers mandated in regulated processes. The applied valuations follow generally accepted valuation methods or models and include the identification of material climate physical and transition risks. Ongoing correctness of values is monitored by collateral type-specific, appropriately frequent, and event-driven reviews considering relevant risk parameters. Revaluations are applied in cases of identified probable material deterioration and future monitoring may be adjusted respectively. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way. Deutsche Bank strives to avoid “wrong-way” risk characteristics where the counterparty’s risk is positively correlated with the risk of deterioration in the collateral value. If collateral with material correlation risk is accepted anyhow, a potential impact on its value is considered conservatively in the valuation. For unfunded credit protection like guarantees, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for credit-relevant counterparties.
For funded collateral, the value depends on the type and quality of the respective collateral as well as its suitability for third-party use, its lifespan and other value-influencing factors. Haircuts reflecting risks of liquidation in a default scenario are implicitly considered in the LGD estimation. Collateral can either move in value over time (dynamic value) or not (static value). Deutsche Bank uses value deductions to reflect i.a.:
–price fluctuations,
–insufficient third-party usability,
–limitations on liquidation/realization,
–currency mismatch between the secured exposure and the collateral,
–maturity mismatch,
–environmental risks,
–asset specific aspects (age-related discounts, encumbrances and restrictions),
–correlation between the performance of the borrower and the value of the collateral, e.g., in the case of the pledge of a borrower’s own shares or securities (in this case generally full correlation leads to a 100% value deduction).
–
These value deductions are either applied within the scope of the assessment and hence directly considered in the market value or deducted afterwards.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Risk transfers
Risk transfers to third parties form a key part of the bank’s overall risk management process and are executed in various forms, including outright sales, hedging, and securitizations (significant risk transfers). Risk transfers are conducted by the respective business units and/or by Strategic Corporate Lending (SCL), in accordance with specifically approved mandates.
Strategic Corporate Lending manages the credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio, the leveraged lending portfolio and the medium-sized German companies’ portfolio across the bank’s Corporate Bank and Investment Bank segments. SCL closely monitors significant risk transfers (SRT) to avoid loan maturities exceeding the credit protection with replenishment periods allowing to roll hedges and mitigate rollover risk that might be caused by volatility in the SRT issuance market. In addition, the majority of Deutsche Bank’s SRTs are structured as fully funded credit linked notes, removing counterparty credit risk.
Acting as a central pricing reference, Strategic Corporate Lending provides the businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.
Strategic Corporate Lending focuses on, managing risk return and single-name credit risk concentrations within the credit portfolio and by utilizing techniques including loan sales, securitization (significant risk transfer), sub-participations and credit default swaps.
Netting and collateral arrangements for derivatives and securities financing transactions
Netting (i.e., credit line netting for purposes of the internal capital adequacy assessment process under the Capital
Requirements Directive (Directive 2013/36/EU) and regulatory netting under CRR) is applicable to both exchange traded derivatives and OTC derivatives (whether cleared or uncleared). Netting is also applied to securities financing transactions (e.g., repurchase, securities lending and margin lending transactions) as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk in accordance with applicable law and the bank’s Financial Contracts Netting and Collateral KOD – Legal ( “Netting Policy”). While cross-product netting between derivatives and securities financing transactions may be used in certain cases, the bank does not make use of cross-
product netting for regulatory purposes.
All exchange traded derivatives are cleared through Central Counterparties (CCPs), which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where legally required or where available and to the extent agreed with the bank’s counterparties, Deutsche Bank also uses CCP clearing for its OTC derivative transactions.
The Dodd-Frank Act and related Commodity Futures Trading Commission (CFTC) rules require CCP clearing in the
United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps, subject to limited exceptions when facing certain counterparties. The European Regulation (EU) No
648/2012 on OTC Derivatives, CCPs and Trade Repositories (EMIR) and the Commission Delegated Regulations (EU)
2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for certain iTraxx-based credit derivatives and additional interest rate derivatives on
February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The bank successfully applied for the clearing exemption for a number of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2025,
the bank is allowed to make use of intragroup exemptions from the EMIR clearing obligation for a number of bilateral intragroup relationships. The extent of the exemptions differs as not all entities enter into relevant transaction types subject to the clearing obligation. Of the intragroup relationships, some are relationships where both entities are established in the European Union (EU) for which a full exemption has been granted, and most are relationships where one is established in a third country (“Third Country Relationship”). Third Country Relationships required repeat applications for each new asset class being subject to the clearing obligation; the process took place in the course of
2017. Due to “Brexit”, the status of some group entities has changed from an EU entity to a third country entity, but there has been no impact for the bank in respect of clearing exemptions. Due to amendments of EMIR entering into force
December 24, 2024, there were some changes to the intragroup exemption requirements, but, as a matter of principle,
Deutsche Bank is able to continue to use pre-existing clearing exemptions.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

The rules and regulations of CCPs typically provide for the bilateral set off of all amounts payable on the same day and in the same currency (“payment netting”) thereby reducing the bank’s settlement risk. Depending on the business model applied by the CCP, this payment netting applies either to all of the bank’s derivatives cleared by the CCP or at least to those that form part of the same class of derivatives. Many CCPs’ rules and regulations also provide for the termination, close-out and netting of all cleared transactions upon the CCP’s default (“close-out netting”), which reduces the bank’s credit risk. In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent Deutsche Bank believes that the relevant CCP’s close-out netting provisions are legally valid and enforceable and have been approved in accordance with the bank’s Netting Policy.
In order to reduce the credit risk resulting from OTC derivative transactions, where CCP clearing is not available,
Deutsche Bank regularly seeks the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for
Financial Derivative Transactions with the bank’s counterparties. A master agreement allows for the close-out netting of rights and obligations arising under derivative transactions that have been entered into under such a master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty. Payment netting may be agreed from time to time with the bank’s counterparties for multiple transactions having the same payment dates (e.g., foreign exchange transactions) pursuant to the terms of master agreements which can, reduce the bank’s settlement risk.
In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent
Deutsche Bank has concluded that the master agreement is legally valid and enforceable in all relevant jurisdictions and the recognition of close-out netting has been approved in accordance with the bank’s Netting Policy.
Deutsche Bank also enters into credit support annexes (CSAs) to master agreements in order to further reduce the bank’s derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty’s failure to honor a margin call. As with netting, when Deutsche Bank believes the annex is enforceable,
Deutsche Bank reflects this in its exposure measurement.
Certain CSAs to master agreements provide for rating-dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. Deutsche Bank also enters into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrade provisions in CSAs and master agreements usually apply to both parties but in some agreements may apply to Deutsche Bank only. Deutsche Bank analyzes and monitors its potential contingent payment obligations resulting from a rating downgrade in its stress testing and liquidity coverage ratio approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of the bank’s credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.
The Dodd-Frank Act and CFTC rules thereunder, including CFTC rule § 23.504, as well as EMIR and Commission
Delegated Regulation based thereon, namely Commission Delegated Regulation (EU) 2016/2251, introduced the mandatory use of master agreements and related CSAs, which must be executed prior to or contemporaneously with entering into an uncleared OTC derivative transaction. Certain documentation is also required by the U.S. margin rules adopted by U.S. prudential regulators. Under the U.S. prudential regulators’ margin rules, Deutsche Bank is required to post and collect initial margin for its uncleared derivatives exposures with other derivatives dealers, as well as with the bank’s counterparties that (i) are “financial end users,” as that term is defined in the U.S. margin rules, and (ii) have an average daily aggregate notional amount of uncleared swaps, uncleared security-based swaps, foreign exchange forwards and foreign exchange swaps exceeding U.S.$ 8 billion in June, July and August of the previous calendar year.
The U.S. margin rules additionally requires Deutsche Bank to post and collect variation margin for its derivatives with other derivatives dealers and certain financial end user counterparties. These margin requirements are subject to a
U.S.$ 50 million threshold for initial margin, but no threshold for variation margin, with a combined U.S.$ 500,000 minimum transfer amount. The U.S. margin requirements have been in effect for large banks since September 2016, with additional variation margin requirements having come into effect March 1, 2017 and additional initial margin requirements having been phased in from September 2017 through September 2022.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Under Commission Delegated Regulation (EU) 2016/2251, which implements the EMIR margin requirements, the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a minimum transfer amount of not more than € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well.
The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements originally were subject to a staged phase-in until September 1, 2021. However, legislative changes published on February 17, 2021 extended deadlines into 2022. Under Article 31 of Commission Delegated Regulation (EU) 2016/2251, an EU party may decide to not exchange margin with counterparties in certain non-netting jurisdictions provided certain requirements are met. Pursuant to Article 11 (5) to (10) of EMIR, competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The bank is making use of this exemption. The bank has successfully applied for the collateral exemption for some of its regulatory-consolidated subsidiaries with intragroup derivatives, including, e.g., Deutsche Securities Inc.
and Deutsche Bank Luxembourg S.A. As of December 31, 2025, the bank is allowed to use intragroup exemptions from the EMIR collateral obligation for a number of bilateral intragroup relationships which are published under db.com/legal-
resources/european-market-infrastructure-regulation/intra-group-exemptions-margining. For some bilateral intragroup relationships, the EMIR margining exemption may be used based on Article 11 (5) of EMIR, i.e., without the need for any application or publication, because both entities are established in the same EU Member State. For third country subsidiaries, the intragroup exemption was originally limited until the earlier of June 30, 2025 and four months after the publication of an equivalence decision by the EU Commission under Article 13(2) EMIR, unless, in the case of an equivalence decision being applicable, a follow-up exemption application is made and granted. With the EMIR amendments having entered into force on 24 December 2024 (Regulation (EU) 2024/2987), a so-called “equivalence decision” is no longer a requirement for a margin exemption. As a matter of principle, Deutsche Bank is able to continue to use pre-existing margin exemptions.
Concentrations within credit risk mitigation
Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. Concentration risk may also occur in collateral portfolios (e.g., multiple claims and receivables against third parties) which are considered conservatively within the valuation process and/or on-site inspections where applicable. Deutsche Bank uses a range of tools and metrics to monitor its credit risk mitigating activities and potential concentrations.
For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section “Maximum exposure to credit risk”.
Managing credit risk on portfolio level
Enterprise and Treasury Risk Management (ETRM) sets the framework for the management of concentration risks at a portfolio level. This includes strategically setting, monitoring, reviewing, reporting, and controlling credit risk appetites across various dimensions such as Deutsche Bank Group, Corporate Division, Business Unit , legal entity, branch, country, and industry level that need to be considered in the context of credit approvals. ETRM is also responsible for calibrating and monitoring the single name counterparty concentration grid that provides guidance to credit officers on limit sizing at counterparty level. In addition, ETRM provides a comprehensive and holistic view of the bank’s risk profile across risk types.
On a portfolio level, significant concentrations of credit risk could result from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions.
Deutsche Bank’s portfolio management framework supports a comprehensive assessment of concentrations within its credit risk portfolio in order to keep concentrations within acceptable levels.
Emerging Risks and portfolio developments are discussed at the monthly Credit Risk and Portfolio Management Forum which includes representation from senior credit risk managers including the Head of Credit Risk Management, as well as senior managers from ETRM.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Industry risk management
To manage industry risk, Deutsche Bank has grouped its corporate and financial institutions counterparties into various industry sub-portfolios. Portfolios are regularly reviewed at least on an annual basis. Reviews highlight industry developments and risks to the bank’s credit portfolio, review cross-risk concentration risks, analyze the risk/reward profile of the portfolio and incorporate the results of an economic downside stress test. Finally, this analysis is used to define the credit strategies and risk appetite for respective industries. The setting of industry risk appetite takes into consideration the group-wide credit risk appetite.
In the bank’s industry risk management framework, thresholds are established by ETRM for aggregate credit limits to counterparties within each industry sub-portfolio. For risk management purposes, the aggregation of limits across industry sectors follows an internal risk view that does not have to be congruent with NACE (Nomenclature statistique des activités économiques dans la Communauté européenne) code-based view applied elsewhere in this report.
Beyond credit risk, the bank’s industry risk framework comprises of thresholds for Traded Credit Positions while key industry relevant non-financial risks are considered.
Country risk management
Avoiding undue concentrations from a regional and country perspective is also an integral part of the bank’s credit risk management framework. In order to achieve this, country risk thresholds are set for countries in Non-Japan Asia, Central
Eastern Europe, Middle East & Africa and Latin America as well as selected Developed Markets countries (based on internal country risk ratings). These thresholds are set for aggregate exposures to all counterparties assigned to specific
‘country of risk’. The counterparty’s ‘country of risk’ reflects its main (macro) economic risk, balance sheet earnings, jurisdiction, or other financial dependencies. Country of risk is typically aligned with the counterparty’s 'country of domicile’. As such, for the bank’s country risk management purposes, the aggregation of exposures across countries may differ from the geographical exposure view applied elsewhere in this report.
Country portfolios are regularly reviewed with the frequency of review dependent on portfolio size and risk profile as well as risk developments. Larger/riskier portfolios are reviewed at least on an annual basis. These reviews assess amongst other factors, key macroeconomic and political risk developments and outlook; portfolio composition, quality developments and risk concentrations under normal and stress conditions. Based on this and taking into account the
Group’s Risk Appetite and strategy, country risk appetite and strategies are set by ETRM.
In addition to country thresholds, thresholds are set to monitor country-on-country wrong-way risk exposure. Beyond credit risk, the bank’s country risk framework comprises thresholds for trading positions that measure the aggregate market value of traded credit risk positions. For Emerging Markets, market risk thresholds are also set to measure the profit and loss impact under specific country stress scenarios on trading positions across the bank’s portfolio.
Furthermore, thresholds are set for capital and intra-group funding exposure of Deutsche Bank entities in above countries given the transfer risk inherent in these cross-border positions. Key non-financial risks are considered and factored into financial threshold setting considerations where relevant. To assess country risk, Deutsche Bank utilizes different measures including country risk ratings that are set and monitored by the research team within ETRM. These ratings include:
–Sovereign default ratings which measure the probability of the sovereign defaulting on its foreign or local currency obligations
–Transfer risk ratings which measure the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention
All sovereign and transfer risk ratings are reviewed, at least on an annual basis.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Climate and environmental risk management
The bank established a dedicated framework for the management of climate and environmental risks. The framework sets out key requirements around governance, risk identification and materiality assessment, risk appetite, risk monitoring, controls and stress testing.
Concentrations of climate and environmental risks are monitored, via dedicated reports, by key committees of the Bank
(e.g., the Group Risk Committee), and are managed through:
–Risk Appetite thresholds around the bank’s decarbonization targets, established for eight priority sectors (Upstream
Oil and Gas, Power Generation, Automotive - Light Duty, Steel, Coal Mining, Cement and Aviation) and the overall financed emissions of the Corporate Loan Book
–Early Warning Indicators, established across different portfolios (Corporates, Sovereigns and Financial Institutions) for
climate-transition, climate-physical and nature-related risks
New transactions with a significant impact on the bank’s financed emissions and/or net zero targets are reviewed by the
Group Net Zero Forum consisting of senior representatives from the Business, Risk, and the Chief Sustainability Office.
The review of the forum’s members includes an assessment of client sustainability disclosures, transition strategies, decarbonization targets and governance. New transactions must fit within Deutsche Bank’s internal sectoral risk appetite aligned to net zero targets. In 2024 and continuing in 2025, the Group-level sectoral risk appetite metrics were cascaded to the divisions, to enhance their responsibility and support their business strategies. In this context, dedicated Divisional
Net Zero Fora in the Corporate Bank and the Investment Bank have been established.
Product/Asset class specific risk management
Complementary to the bank’s counterparty, industry and country risk approach, Deutsche Bank has a framework to manage certain asset class risk concentrations and sets limits or thresholds where required for risk management purposes. For purposes of DB’s internal portfolio risk management, asset classes are groups of financial exposures that exhibit similar performance and behaviors in both normal operating conditions and under severe stress. The exposures in an asset class will typically have a common characteristic or sensitivity to the same economic and/or market factors and business, legal and regulatory developments. When such characteristic or sensitivity is triggered, transactions in the asset class may react and perform in a similar manner. These are portfolios which the bank’s Risk division considers as having the potential for sizable tail risks and require additional monitoring. Group-wide credit risk appetite is considered in the setting of asset class risk limits or thresholds.
Private Bank and certain Corporate Bank businesses are managed via product-specific strategies setting the bank’s risk appetite for portfolios with similar credit risk characteristics, such as the retail portfolios of mortgages and consumer finance products as well as products for business clients. Risk analyses are performed on portfolio level including further breakdown into business units as well as countries/regions. In Wealth Management, target levels are set for global concentrations along products as well as based on type and liquidity of collateral.

Deutsche Bank	Risk type Management
Annual Report 2025	Credit Risk Management

Underwriting of capital markets transactions
Specific focus is placed on transactions with underwriting risks where Deutsche Bank underwrites commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to provide bank loans for syndication into the debt capital market and bridge loans for the issuance of notes. The inherent risks of being unsuccessful in the distribution of the facilities or the placement of the notes, comprise of a delayed distribution, funding of the underlying loans as well as a pricing risk as some underwriting commitments are additionally exposed to market risk in the form of widening credit spreads. Where applicable, Deutsche Bank dynamically hedges this credit spread risk to be within the approved market risk limit framework.
A major asset class, in which Deutsche Bank is active in underwriting, is leverage lending, which Deutsche Bank mainly executes through its Leveraged Debt Capital Markets business unit. The business model is a fee-based‚ originate to distribute approach focused on the distribution of largely unfunded underwriting commitments into the capital market.
The afore-mentioned risks regarding distribution and credit spread movement apply to this business unit, however, are managed under a range of specific notional as well as market risk limits. The latter require the business to also hedge its underwriting pipeline against market dislocations. The fee-based model of the bank’s Leveraged Debt Capital Markets business unit includes a restrictive approach to single-name risk concentrations retained on Deutsche Bank’s balance sheet, which results in a diversified overall portfolio without any material concentrations. The resulting longer-term on-
balance sheet portfolio is also subject to a comprehensive credit limit and hedging framework.
Deutsche Bank also provides material underwriting activity through its Debt Capital Markets desk which is focused on supporting Investment Grade and cross-over rated corporate borrowers, usually in connection with M&A transaction financing. These exposures are typically 12-24 month bridge loans, which are expected to be repaid by syndicated loans and/or capital markets issuance by the borrower. Deutsche Bank does not bear market placement or pricing risk on these exposures but faces funding risk and credit risk for the duration of the commitment, which are managed through notional underwriting limits for the Group and an industry concentration framework.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Market Risk Management
Market risk framework
The vast majority of Deutsche Bank’s businesses are subject to market risk, defined as the potential for change in the market value of the Group’s trading and invested positions. Risk can arise from changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities. The market risk can affect accounting, economic and regulatory views of the exposure.
Market Risk Management is part of Deutsche Bank’s independent Risk function and sits within the Market and Valuations
Risk Management group. One of the primary objectives of Market Risk Management is to ensure that the business units’
risk exposure is within the approved risk appetite commensurate with its defined strategy. To achieve this objective,
Market Risk Management works closely together with risk takers (“the business units”) and other control and support groups.
The Group distinguishes between three substantially different types of market risk:
–Trading market risk arises primarily through the market-making and client facilitation activities of the Investment Bank segment. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives
–Traded default risk arising from defaults and rating migrations relating to trading instruments
–Non-trading market risk arises from market movements, primarily outside the activities of the trading units, in the banking book and from off-balance sheet items; this includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from pension schemes, guaranteed funds and equity compensation; non-trading market risk also includes risk from the modeling of client deposits as well as savings and loan products
Market Risk Management governance is designed and established to promote oversight of all market risks, effective decision-making and timely escalation to senior management.
Market Risk Management defines and implements a framework to systematically identify, assess, monitor and report the
Group’s market risk. Market risk managers identify market risks through active portfolio analysis and engagement with the business units.
Market risk measurement
The Group aims to accurately measure all types of market risks by a comprehensive set of risk metrics embedding accounting, economic and regulatory considerations.
The market risks are measured by several internally developed key risk metrics and regulatory defined market risk approaches.
Trading market risk
The Group’s primary mechanism to manage trading market risk is the application of the bank’s risk appetite framework, of which the limit framework is a key component. The Management Board, supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market
Risk Management allocates this overall appetite to the business segments and their individual business units based on established and agreed business plans. Deutsche Bank also has business aligned heads within Market Risk Management who establish business unit limits, by allocating the limit down to individual portfolios, geographical regions and types of market risks.
Value-at-risk, economic capital and portfolio stress testing limits are used for managing all types of market risk at an overall portfolio level. As an additional and important complementary tool for managing certain portfolios or risk types,
Market Risk Management performs risk analysis and business specific stress testing. Limits are also set on sensitivity and concentration/liquidity, exposure, business-level stress testing and event risk scenarios, taking into consideration business plans and the risk versus return assessment.
Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis, dependent on the risk management tool being used.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Internally developed market risk models
Value-at-Risk (VaR)
VaR is a quantitative measure of the potential loss (in value) of Fair Value positions due to market movements that should not be exceeded in a defined period of time and with a defined confidence level.
The Group’s value-at-risk for the trading businesses is based on historical simulation model (internal model approach)
predominantly utilizing full revaluation, although some portfolios remain on a sensitivity-based approach. The approach is used for both Risk Management and capital requirements.
Risk management VaR is calibrated to a 99% confidence level and a one-day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from the bank´s trading positions will be at least as large as the reported VaR. For regulatory capital purposes, the VaR model is calibrated to a 99% confidence interval and a ten-day holding period.
The calculation employs a historical simulation technique that uses one-year of historical market data as input and observed correlations between the risk factors during this one-year period.
The VaR model is designed to take into account a comprehensive set of risk factors across all asset classes. Key risk factors are swap/government curves, index and issuer-specific credit curves, single equity and index prices, foreign exchange rates, commodity prices as well as their implied volatilities. To help ensure completeness in the risk coverage, second order risk factors, e.g., money market basis, implied dividends, option-adjusted spreads and precious metals lease rates are also considered in the VaR calculation. The list of risk factors included in the VaR model is reviewed regularly and enhanced as part of ongoing model performance reviews.
The model incorporates both linear and, especially for derivatives, nonlinear impacts predominantly through a full revaluation approach but it also utilizes a sensitivity-based approach for certain portfolios. The full revaluation approach uses the historical changes to risk factors as input to pricing functions. Whilst this approach is computationally expensive, it does yield a more accurate view of market risk for nonlinear positions, especially under stressed scenarios.
The sensitivity-based approach uses sensitivities to underlying risk factors in combination with historical changes to those risk factors.
For each business unit a separate VaR is calculated for each risk type, e.g., interest rate risk, credit spread risk, equity risk, foreign exchange risk and commodity risk. “Diversification effect” reflects the fact that the total VaR on a given day will be lower than the sum of the VaR relating to the individual risk types. Simply adding the VaR figures of the individual risk types to arrive at an aggregate VaR would imply the assumption that the losses in all risk types occur simultaneously.
VaR enables the Group to apply a consistent measure across the fair value exposures. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of the market risk both over time and against the daily trading results.
When using VaR results a number of considerations should be taken into account. These include:
–The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature; this “backward-looking” limitation can cause VaR to understate future potential losses (as in financial credit crisis 2008/09), but can also cause it to be overstated immediately following a period of significant stress (as in COVID-19 pandemic)
–The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day
–VaR does not indicate the potential loss beyond the 99th quantile
–Intra-day risk is not reflected in the end of day VaR calculation
–There may be risks in the trading or banking book that are not fully captured in the VaR model (either partially captured or missing entirely)
The process of systematically capturing and evaluating risks currently not captured in the bank’s VaR model has been further developed and improved. An assessment is made to determine the level of materiality of these risks and material risks are prioritized for inclusion in the bank’s internal model. Risks not in VaR are monitored and assessed on a regular basis through the Risk Not In VaR (RNIV) framework. This framework is consistent with the Historical Simulation approach which in turn yields a more accurate estimate of the contribution of these missing items and their potential capitalization.
Deutsche Bank is committed to the ongoing development of the internal risk models, and substantial resources are allocated to review, validate and improve them.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Stressed Value-at-Risk
Stressed Value-at-Risk (SVaR) calculates a stressed value-at-risk measure based on a one year period of significant market stress. The Group calculates a stressed value-at-risk measure using a 99% confidence level. Stressed VaR is calculated with a holding period of ten days. The SVaR calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data and observed correlations from a period of significant financial stress (i.e., characterized by high volatilities) are used as an input for the historical simulation.
The stress period selection process for the stressed value-at-risk calculation is based on the comparison of VaR calculated using historical time windows compared to the current SVaR. If a historical window produces a VaR which is higher than the current SVaR, it is further investigated and the SVaR window can subsequently be updated accordingly.
This process runs on a quarterly basis.
During 2025, the stress period selection process for the Group was conducted as outlined above. As a result, the SVaR window used at various periods in 2025 included the European sovereign crisis of 2011/12 and COVID-19 crisis of
2019/20.
Incremental Risk Charge
Incremental Risk Charge captures default and credit rating migration risks for credit-sensitive positions in the trading book. The Group uses a Monte Carlo Simulation for calculating incremental risk charge as the 99.9% quantile of the portfolio loss distribution over a one-year capital horizon under a constant position approach and for allocating contributory incremental risk charge to individual positions.
The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios.
Important parameters for the incremental risk charge calculation are exposures, recovery rates, maturities, ratings with corresponding default and migration probabilities and parameters specifying issuer correlations.
Market risk standardized approach
The Market Risk Standardized Approach (MRSA) is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/
CRD regulations.
Trading market risk economic capital
Deutsche Bank’s market risk economic capital migrated to historical simulation approach from Monte Carlo in the second quarter of 2025. This aligns the scenario generation concept in economic capital calculation with the one used for regulatory capital. The model comprises two core components, the “common risk” component covering risk drivers across all businesses and the “business-specific risk” component, which enriches the Common Risk via a suite of Business
Specific Stress Tests. Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the SVaR framework while Business Specific Stress Tests are designed to capture more product/business-related bespoke risks (e.g., complex basis risks) as well as higher order risks not captured in the common risk component.
Traded default risk economic capital
The Traded Default Risk Economic Capital captures the relevant credit exposures across Deutsche Bank’s trading and fair value banking books. Trading book exposures are monitored by Market Risk Management via single name concentration and portfolio thresholds which are set based upon rating, size and liquidity. Single name concentration risk thresholds are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate, and bond equivalent Market Value, i.e., default exposure at 0% recovery. In order to capture diversification and concentration effects, a joint calculation for traded default risk economic capital and credit risk economic capital is performed. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Trading market risk reporting
Market Risk Management reporting creates transparency on the risk profile and facilitates the understanding of core market risk drivers to all levels of the organization. The Management Board and Senior Governance Committees receive regular reporting, as well as ad hoc reporting as required, on market risk, regulatory capital and stress testing. Senior Risk
Committees receive risk information at a number of frequencies, including weekly or monthly.
Additionally, Market Risk Management produces daily and weekly Market Risk specific reports and daily limit utilization reports for each business owner.
Regulatory prudent valuation of assets carried at fair value
Pursuant to Article 34 CRR, institutions shall apply the prudent valuation requirements of Article 105 CRR to all assets measured at fair value and shall deduct from CET 1 capital the amount of any additional value adjustments necessary.
Deutsche Bank determined the amount of the additional value adjustments based on the methodology defined in the
Commission Delegated Regulation (EU) 2016/101.
As of December 31, 2025, the amount of the additional value adjustments was € 1.7 billion. The December 31, 2024, amount was € 1.7 billion. No material changes noted year-on-year.
As of December 31, 2025, the reduction of the expected loss from subtracting the additional value adjustments was
€ 80 million, which partly mitigated the negative impact of the additional value adjustments on the bank’s CET 1 capital.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Non-trading market risk
Non-trading market risk arises primarily from activities outside of the trading units, in the banking book, including pension schemes and guarantees, and embedding considerations of different accounting treatments of transactions. Significant market risk factors to which the Group is exposed and are overseen by risk management groups in that area are interest rate risk (including risk from embedded optionality and changes in behavioral patterns for certain product types), credit spread risk, foreign exchange risk (including structural foreign exchange risk) and equity risk (including equity compensation related risk and investments in public and private equity as well as real estate, infrastructure and fund assets).
As for trading market risks the Group’s risk appetite and limit framework is also applied to manage the exposure to non-
trading market risk. At Group level those are captured by limits set by the Management Board for market risk economic capital capturing exposures to all market risks across asset classes, and for earnings and economic value based metrics for interest rate risk in the banking book. Those limits are cascaded down by Market Risk Management to the divisional or portfolio level. The limit framework for non-trading market risk exposure is further complemented by a set of business specific stress tests, value-at-risk & sensitivity limits monitored on a daily or monthly basis dependent on the risk measure being used.
Interest rate risk in the banking book
Interest rate risk in the banking book (IRRBB) is the current or prospective risk, to both the Group's capital and earnings, arising from movements in interest rates, which affect the Group's banking book exposures. This includes gap risk, which arises from the term structure of banking book instruments, basis risk, which describes the impact of relative changes in interest rates for financial instruments that are priced using different interest rate curves, as well as option risk, which arises from option derivative positions or from optional elements embedded in financial instruments.
The Group manages its IRRBB exposures using economic value as well as earnings based measures. The Group Treasury function is mandated to manage the interest rate risk centrally, with Enterprise and Treasury Risk Management acting as
2nd Line of Defense (LoD). The Group Asset & Liability Committee (ALCo) oversees and steers the Group’s structural interest risk position and the management of the net interest income. The ALCo monitors the sensitivity of financial resources and associated metrics to key market parameters such as interest rate curves and oversees adherence to divisional/business financial resource limits.
Economic value based measures analyze the change in economic value of banking book assets, liabilities and off-balance sheet exposures resulting from interest rate movements, independent of the accounting treatment. Thereby the Group measures the change in economic value of equity (∆EVE) as the maximum decrease of the banking book economic value under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes. For the reporting of internal stress scenarios and risk appetite, the Group applies several modelling assumptions as used in this disclosure. When aggregating the change in economic value of equity ∆EVE across different currencies, the Group adds up negative and positive changes without applying weight factors for positive changes. Furthermore, the Group is using behavioral model assumptions for the interest rate duration of own equity capital as well as non-maturity deposits from financial institutions.
Earnings-based measures analyze the expected change in net interest income (NII) resulting from interest rate movements over a defined time horizon, compared to a defined benchmark scenario. Thereby the Group measures the change in net interest income (∆NII) as the maximum reduction under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes, compared to a market implied curve scenario, over a period of 12 months.
The Group employs mitigation techniques to hedge the interest rate risk arising from non-trading positions within given limits. The interest rate risk arising from non-trading asset and liability positions is managed by the Treasury Markets &
Investments team, part of Group Treasury. Thereby the Group uses derivatives and applies different hedge accounting techniques such as fair value hedge accounting or cash flow hedge accounting. For fair value hedges, the Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest rate. For hedges in the context of the cash flow hedge accounting, the Group uses interest rate swaps to manage the exposure to cash flow variability of the variable rate instruments as a result of changes in benchmark interest rates.
The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

The Model Risk Management function performs independent validation of models used for IRRBB measurement, as for all market risk models, in line with Deutsche Bank’s group-wide risk governance framework.
The calculation of VaR and sensitivities of interest rate risk is performed daily, whereas the measurement and reporting of economic value interest rate and earnings risk is performed on a monthly basis. The Group generally uses the same metrics in its internal management systems as it applies for the disclosure in this report.
Deutsche Bank’s key modelling assumptions are applied to the positions in the Private Bank and Corporate Bank segments. Those positions are subject to risk of changes in clients’ behavior with regard to their deposits as well as loan products. The Group regularly tests (at least annually) the assumptions and updates them where appropriate following a defined governance process.
The Group manages the interest rate risk exposure of its non-maturity deposits through a replicating portfolio approach to determine the average repricing maturity of the portfolio. For the purpose of constructing the replicating portfolio, the portfolio of non-maturity deposits is clustered by dimensions such as business unit, currency, product and geographical location. The main dimensions influencing the repricing maturity are elasticity of deposit rates to market interest rates, volatility of deposit balances and observable client behavior. For the reporting period the average repricing maturity assigned across all such replicating portfolios is 2.44 years and Deutsche Bank uses 15 years as the longest repricing maturity.
In the loan and some of the term deposit products Deutsche Bank considers early prepayment/withdrawal behavior of its customers. The parameters are based on historical observations, statistical analyses and expert assessments.
Furthermore, the Group generally calculates IRRBB related metrics in contractual currencies and aggregates the resulting metrics for reporting purposes. When calculating economic value based metrics the commercial margin is excluded for material parts of the balance sheet.
Credit spread risk in the banking book
Deutsche Bank is exposed to credit spread risk in the Banking Book (CSRBB) mainly from bonds held by Treasury for liquidity reserve and asset liability interest rate risk management activities. The credit spread risk in the banking book is managed by Treasury and the businesses, with Enterprise and Treasury Risk Management acting as an independent oversight function ensuring that the exposure is within the approved risk appetite. The perimeter for the measurement and monitoring of CSRBB exposure extends beyond fair value assets and liabilities and also includes positions accounted for at amortized cost whose pricing is linked to an observable market benchmark. The calculation of credit spread sensitivities and value-at-risk for material credit spread exposure is in general performed on a daily basis. The measurement and reporting of economic capital and specific CSRBB stress tests are performed on a monthly basis.
Foreign exchange risk
Foreign exchange risk arises from non-trading asset and liability positions that are denominated in currencies other than the functional currency of the respective entity. The majority of this foreign exchange risk is transferred through internal hedges to trading books within the Investment Bank and is therefore reflected and managed via the value-at-risk figures in the trading books. The remaining foreign exchange risks that have not been transferred are mitigated through match funding the investment in the same currency, so that only residual risk remains in the portfolios. Small exceptions to above approach follow the general Market Risk Management monitoring and reporting process, as outlined for the trading portfolio.
The bulk of non-trading open foreign exchange risk arises from the foreign exchange translation of local capital into the reporting currency of the Group and related capital hedge positions. Thereby structural open long positions are taken for a selected number of relevant currencies to immunize the sensitivity of the capital ratio of the Group against changes in the exchange rates.

Deutsche Bank	Risk type Management
Annual Report 2025	Market Risk Management

Equity and investment risk
Non-trading equity risk is arising predominantly from non-consolidated investment holdings in the banking book and from equity compensation plans.
Deutsche Bank’s non-consolidated equity investment holdings in the banking book are categorized into strategic and alternative investment assets. Strategic investments typically relate to acquisitions made to support the bank’s business franchise and are undertaken with a medium to long-term investment horizon. Alternative assets are comprised of principal investments and other non-strategic investment assets. Principal investments are direct investments in private equity, real estate, venture capital, hedge or mutual funds whereas assets recovered in the workout of distressed positions or other legacy investment assets in private equity and real estate are of a non-strategic nature.
The equity investment holdings are included in regular group-wide stress tests and the monthly market risk economic capital calculations.
Pension risk
The Group is exposed to market risks from defined benefit pension schemes for past and current employees. Market risks in pension plans materialize due to a potential decline in the market value of plan assets or an increase in the present value of the pension liability of each of the pension plans. Market Risk Management is responsible for a regular measurement, monitoring, reporting and control of market risks of the asset and liability side of the defined benefit pension plans. Thereby, market risks in pension plans include but are not restricted to interest rate risk, inflation risk, credit spread risk, equity risk, and longevity risk. For further details on the Group’s defined benefit pension obligations and their management, please refer to Note 33 “Employee Benefits” in the “Notes to the Consolidated Financial
Statements” section.
Other risks in the banking book
Market risks in the Asset Management business primarily result from principal guaranteed funds or accounts, but also from co-investments in the bank’s funds.
Non-trading market risk economic capital
Non-trading market risk economic capital is calculated either by applying the standard trading market risk economic capital methodology or through the use of non-trading market risk models that are specific to each risk class and which consider, among other factors, historically observed market moves, the liquidity of each asset class, and changes in client’s behavior in relation to products with behavioral optionality.
Market risk stress testing
Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche
Bank’s positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks (Portfolio Stress Testing, individual specific stress tests at business unit level and
Event Risk Scenarios) and also contributes to Group-wide stress testing. These stress tests cover a wide range of severities designed to test the earnings stability and capital adequacy of the bank.

Deutsche Bank	Risk type Management
Annual Report 2025	Liquidity Risk Management

Liquidity Risk Management
Liquidity risk arises from Deutsche Bank Groups potential inability to meet payment obligations when they come due or without incurring excessive costs. The Group’s risk taxonomy differentiates between two aspects of liquidity risk: Short-
term liquidity risk and structural funding risk, both embedded in an overarching liquidity and funding risk management framework. The framework’s objective is to ensure that robust governance and controls are established within the Group to fulfill its payment obligations (including intraday) at all times, including periods of stress, and to manage its liquidity and funding risks within the Management Board’s approved risk appetite, when executing the strategic plan. The framework considers all relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.
Liquidity and funding risk framework
Liquidity and funding key risk metrics are embedded in the bank’s risk appetite framework and reviewed as well as approved by the Management Board at least on an annual basis. The risk appetite is applied at the Group level and to internally defined Key Liquidity Entities, e.g., Deutsche Bank AG, to monitor and control liquidity risk as well as the
Group’s long-term funding and issuance plan.
The Group Asset and Liability Committee is the Group’s decision making governing body mandated by the Management
Board to optimize the sourcing and deployment of the Group’s balance sheet and financial resources in line with the
Management Board’s risk appetite and strategy. From the second line of defense perspective, the Group Risk Committee is mandated by the Management Board with decision-making authority regarding material risk-related topics. Detailed roles and responsibilities of the Group Asset and Liability committee as well as the Group Risk Committee are defined in the “Risk Governance” section of this report.
The Liquidity and Funding Risk Management Framework defines the organization of the liquidity managing functions in alignment with the three lines of defense structure, which is described in the “Risk Management principles” section of this report, including the respective responsibilities of those functions comprising of the three lines of defense. In the context of the Liquidity and Funding Risk Management Framework, these functions include the following:
–First Line of Defense: Corporate divisions and Treasury
–Second Line of Defense: CRO - Enterprise and Treasury Risk Management (ETRM)
–Third Line of Defense: Group Audit
The Group’s liquidity risk management principles are documented in a policy document and the framework is described in the framework document. Both the policy and framework documents adhere to and articulate how the eight key risk management practices are applied to liquidity risk, with such key practices including 1) risk governance, 2) risk organization (3 lines of defense), 3) risk culture, 4) risk appetite and -strategy, 5) risk identification and -assessment,
6) risk mitigation and controls, 7) risk measurement and reporting as well as 8) stress planning and execution. The individual roles and responsibilities relevant to each of these practices are laid out and documented in the Global
Responsibility Matrix for liquidity risk, which provides further clarity and transparency on the roles and responsibilities across all involved stakeholders. All additional procedures and supporting documents (both global and local) issued by the liquidity risk management functions further define the requirements specific to liquidity risk practices.
In accordance with the European Central Bank’s Supervisory Review and Evaluation Process (and revised Internal
Liquidity Adequacy Assessment Process requirement issued in November 2018), the Group has implemented an Internal
Liquidity Adequacy Assessment Process which is carried out, assessed, documented, and reviewed at least annually and approved by the Management Board.

Deutsche Bank	Risk type Management
Annual Report 2025	Liquidity Risk Management

Risk appetite and control setting
The Group’s liquidity risk appetite, which is defined through qualitative principles and supporting quantitative metrics, is laid out in the Risk Appetite Statement and is subject to the standards defined in the Risk Appetite Policy. This Group
Risk Appetite Statement (RAS) covers regulatory (Pillar 1) as well as internal (Pillar 2) metrics, and is further underpinned by the liquidity risk controls framework consisting of Risk Appetite limits, as well as a suite of additional limits, thresholds and early warning indicators.
Treasury manages liquidity and funding, in accordance with the risk appetite across all relevant metrics and implements tools, including business level risk limits, further cascading aspects of risk appetite to divisional level, ensuring ease of compliance at Group level. As such, Treasury works closely with Enterprise and Treasury Risk Management under its delegated authority and the business divisions to identify, analyze and monitor underlying liquidity risk characteristics within business portfolios. These parties are engaged in regular dialogue regarding changes in the Group’s liquidity position arising from business activities and market events.
Furthermore, the Group ensures at the level of each Liquidity Relevant Entity that all local liquidity metrics are managed in compliance with the defined risk appetite. Local liquidity surpluses are pooled in Deutsche Bank AG hubs and local liquidity shortfalls can be met through support from these hubs. Transfers of liquidity capacity between entities are subject to the Intercompany Funding approval framework involving the Group’s liquidity steering function as well as the local liquidity managers considering the compliance with Pillar 1 metrics, including Liquidity Coverage Ratio (LCR) and
Net Stable Funding Ratio (NSFR), as well as Pillar 2 metrics, including the stressed Net Liquidity Position (sNLP) and
Funding Matrix. Any available surplus that resides in entities with restrictions on transferring liquidity to other Group entities, for example due to regulatory lending requirements, is treated as trapped and as such not considered in the calculation of the consolidated Group liquidity surplus.
The Management Board is informed about the Group’s performance against the key liquidity metrics, including the risk appetite and internal and market indicators, via a weekly liquidity dashboard.
Funding Risk Management and Funding Diversification
In line with regulatory guidelines, Deutsche Bank has developed a set of internal indicators to measure its inherent funding risks. These are considered for risk management and steering purposes in addition to the Pillar 1 requirements.
The Group relies on a diverse range of funding sources including deposits, unsecured wholesale funding, Capital Markets
Issuances and secured funding. These funding sources protect the Group’s liquidity position in two ways. First, since stress events may impact funding markets differently, maintaining a well-diversified funding portfolio will lower the average impact of these events. Second, when experiencing a liquidity stress, having access to a wide range of funding sources significantly improves the Group’s ability to tap different funding markets. The diversification across products is complemented by Risk indicators which have been set to monitor tenor concentration and counterparty concentration.
The stability of Deutsche Bank Group’s funding position can be negatively impacted by various forms of industry risks which often manifests medium to long term structural trends with a potentially significant long-term impact on the economy and banks’ balance sheets. Deutsche Bank performs ad-hoc analyses on such emerging risks to assess the impact of such trends on its funding position to ensure that mitigating measures are taken on a timely basis when deemed necessary. In addition, Treasury evaluates current market access information in its significant funding markets on a monthly basis with results compiled and presented to the Group Asset and Liability Committee.
Deutsche Bank’s tool for monitoring and managing the Group’s long-term funding profile for more than ten years is the
Funding Matrix. To produce the Funding Matrix, all assets and liabilities are mapped into time buckets corresponding to their baseline contractual or modelled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures over time.
The liquidity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity profile or in case of non-maturing products, the maturity is replaced by baseline modelling assumptions.

Deutsche Bank	Risk type Management
Annual Report 2025	Liquidity Risk Management

Capital Markets Issuance
The main objective of debt issuance is to raise long term funding in the most cost optimal manner. Debt issuance, encompassing senior unsecured bonds, covered bonds, and capital securities, is a key source of term funding for the
Group and is managed directly by Treasury. At least once a year, following endorsement by the Asset and Liability
Committee, Treasury submits an annual long-term funding plan to the Group Risk Committee for recommendation and then to the Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. The Group’s capital markets issuance portfolio is dynamically managed through annual issuance plans to avoid excessive maturity concentrations.
Deutsche Bank holds a license to issue mortgage Pfandbriefe and maintains a program to issue structured covered bonds. In 2025, the Pfandbrief platform was enriched to support callable Pfandbriefe which further broadens the bandwidth offered to investors. The Spanish covered bond program (Cedulas) is currently winding down, although there are plans to restart the program in 2026. Since 2020, the Group has maintained its Green Bond framework which offers green note issuances to both, institutional and retail investors. Furthermore, multiple green structured notes, green deposits and repurchase agreements (repos) have been executed. In 2024, the sustainability framework was enriched to also support social assets. Deutsche Bank also expanded its platform to issue Panda bonds in China. Since 2023, bonds with a total notional value of CNY 8 billion were issued into the Chinese market.
Liquidity risk monitoring and management
The Finance teams Liquidity and Treasury Reporting & Analysis (LTRA) and Liquidity Data Measurement and Reporting
(LDMR) together own the overall accountability for the accurate and timely production of both external regulatory liquidity reporting (Pillar 1) as well as internal management reporting (Pillar 2) for the liquidity risk of the Group. In addition, LTRA is responsible for the development of management information systems and the related analysis to support the liquidity risk framework and its governance for Enterprise and Treasury Risk Management.
Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio (LCR) is a regulatory metric designed to ensure that the Group maintains adequate liquidity resources in the form of High Quality Liquid Assets (HQLA) to offset short-term liquidity stress described in Net Cash
Outflows (NCO) over a 30-day horizon on a consolidated currency basis.
By maintaining a ratio in excess of the minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.
Stressed Net Liquidity Position (sNLP)
Stressed Net Liquidity Position (sNLP) is an internal metric used to measure liquidity risk and evaluate Deutsche Bank’s short-term liquidity position through stress testing and scenario analysis across various time horizons. Key differences between the internal liquidity stress test metric (sNLP) and the LCR include the risk appetite time horizon (3 months versus 30 days, respectively), the classification and haircut differences between debt securities within the sNLP and the
HQLA contributing to the LCR, outflow rates for various categories of funding, as well as inflow assumption for various assets (e.g., loan repayments). The Group’s internal liquidity stress test also includes outflows related to intraday liquidity assumptions, which are not systematically reflected in the LCR.

Deutsche Bank	Risk type Management
Annual Report 2025	Liquidity Risk Management

Net Stable Funding Ratio (NSFR)
The Net Stable Funding Ratio (NSFR) is a regulatory metric which assesses Deutsche Bank’s structural funding profile by comparing Available Stable Funding (ASF), including Capital and stable liabilities, to Required Stable Funding (RSF) for on-balance sheet assets, thereby mitigating medium to long-term funding risks.
Liquidity stress testing and scenario analysis
Global internal liquidity stress testing and scenario analysis is used for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. This complements the daily operational cash management process. The long-term liquidity strategy based on baseline contractual or modelled maturities is represented by a long-
term metric known as the Funding Matrix (additional information can be found in the section “Funding risk management and funding diversification” in this report).
The global liquidity stress testing exposure is managed by Treasury in compliance with the respective risk appetite.
Treasury is responsible for the design of the overall stress test methodology, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into stress testing output. Enterprise and
Treasury Risk Management is responsible for the definition of the stress scenarios. Laid out by the Model Risk
Management Policy and Procedure, Enterprise and Treasury Risk Management and Model Risk Management perform the independent validation of liquidity risk models. The Finance teams Liquidity and Treasury Reporting & Analysis (LTRA)
and Liquidity Data Measurement and Reporting (LDMR) are responsible for implementing these methodologies and performing the stress test calculation in conjunction with Treasury, Liquidity Risk Management, Group Strategic Analytics
and Information Technology.
Stress testing and scenario analysis are used to describe and evaluate the impact of sudden and severe stress events on the Group’s liquidity position. Deutsche Bank has selected four scenarios to calculate the Group’s stressed Net Liquidity
Position. These scenarios are designed to capture potential outcomes which may be experienced by the Group. The most severe scenario assesses the potential consequences of a combined market-wide and severe idiosyncratic stress event, including multi-notch downgrades of the Bank’s credit ratings. Under each of the scenarios, the impact of a liquidity stress event over different time horizons and across multiple liquidity risk drivers, covering all business lines and product areas and with that all portfolios and balance sheet, is considered. The output from this scenario analysis also feeds the
Group Wide Stress Test run by Enterprise Risk Management, which analyzes liquidity risk in conjunction with the other defined risk types and evaluates their impact and interplay to both Capital and Liquidity positions.
In addition, potential funding requirements from contingent liquidity risks which can arise under stress, including drawdowns on lending facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger are included in the analysis. Subsequently, countermeasures, which are the actions the Group would take to counterbalance the outflows incurred during a stress event, are also taken into consideration. These countermeasures include the usage of the Group’s liquidity reserves and generating liquidity from other unencumbered, marketable assets without causing any material impact on the Group’s business model.
Stress testing is conducted at a group level and for defined entities relevant for liquidity risk management. The stress analysis covers a range of time periods out to 1 year depending on the scenario. The most acute stress uses a time period of three months which is considered to be the critical time period during a liquidity crisis requiring that liquidity is actively assessed and steered on a Group level. In addition to the consolidated currency stress test, further stress tests are performed for material currencies, namely euro and U.S. dollar. At the global level as well as for the U.S. entities, liquidity stress tests also cover a twelve-months period for which a risk appetite limit has been set. Ad hoc analysis may be conducted to reflect the impact of potential downside events that could affect the Group, such as climate/ESG-
related events. Relevant stress assumptions are applied to reflect liquidity flows from risk drivers and on-balance sheet and off-balance sheet products. The suite of stress testing scenarios and assumptions are reviewed on a regular basis and are updated when enhancements are made to stress testing methodologies.

Deutsche Bank	Risk type Management
Annual Report 2025	Liquidity Risk Management

Liquidity Risk Mitigation
High Quality Liquid Assets
High-quality Liquid Assets (HQLA) is a Pillar 1 calculation which feeds into LCR and is a key limit per the risk appetite.
HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event.
The vast majority of the Group’s HQLA are held centrally across major currencies at the central bank accounts of the parent entity and foreign branches in the key locations in which the Bank is active, and in a dedicated Treasury-owned
Strategic Liquidity Reserves portfolio, set up exclusively to serve as a mitigant during periods of stress.
Asset Encumbrance
Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Generally, loans are encumbered to support long-
term capital markets secured issuance such as covered bonds or other self-securitization structures, while financing debt and equity inventory on a secured basis is a regular activity for the Investment Bank business. Additionally, in line with the European Banking Authority technical standards on regulatory asset encumbrance reporting, assets pledged with settlement systems (including default funds and initial margins) as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks are considered encumbered assets. Derivative margin receivable assets as encumbered under these European Banking Authority guidelines are also included.
Funds Transfer Pricing (FTP)
FTP is a cost allocation and business steering tool to manage costs and benefits (remuneration) associated with funding and contingent liquidity risk, aligned to the firm’s risk appetite. FTP applies to all business segments and entities with balance sheet items requiring active management and funding from the Group and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and (iii) contingent liquidity exposures in accordance with the cost of providing for appropriate High Quality Liquid Assets.
Within this framework, funding and liquidity risk costs and benefits are allocated to the Group’s business units based on rates which reflect the economic costs of liquidity for the Bank. Treasury might set further financial incentives in line with the Group’s liquidity risk guidelines.
Additional details are included in Note 04 “Business segments and related information“ of the consolidated financial statements.
Contingency Funding Planning
The Group Contingency Funding Plan outlines how Deutsche Bank would respond to an actual or anticipated liquidity stress event. It specifies the provisions, procedures and action plans for responding to potential disruptions to the Bank’s ability to fund itself. It covers actions that can be taken to raise cash and/or recover the Bank’s liquidity metrics in breach.
The Contingency Funding Plan outlines governance arrangements for its activation and presents the framework of liquidity indicators enabling the bank to identify deteriorating market circumstances in a timely manner and that determine quickly what actions need to be taken, including communication and coordination during a liquidity stress event. Deutsche Bank has established the Financial Resource Management Council, which is responsible for oversight of capital and liquidity across contingency, recovery, and resolution scenarios in a defined crisis situation.

Deutsche Bank	Risk type Management
Annual Report 2025	Model Risk Management

Model Risk Management
Model risk is the potential for adverse consequences from decisions based on incorrect models or their misused outputs.
Model risk can lead to financial loss, poor business or strategic decision making, or damage to its reputation. Deutsche
Bank recognizes the use of models can affect other risk-types, and that model risk is a distinct risk that can increase or decrease aggregate risk across other risk-types.
Deutsche Bank uses models for a broad range of decision-making activities, such as: underwriting credits; valuing exposures, instruments, and positions; measuring risk; managing and safeguarding client assets and determining capital and reserve adequacy. The term ‘model’ is a quantitative or qualitative method, system, or approach that applies expert judgement, statistical, economic, financial, or mathematical theories, techniques, and assumptions to process input data into quantitative estimates. Models are simplified representations of real-world relationships and are based on assumptions and judgment. Accordingly, the bank is exposed to model risk, which must be identified, measured, and controlled appropriately.
Model risk management oversight is provided by all levels of management, including the Management Board.
Management of model risk is underpinned by a framework designed and monitored by a 2nd Line of Defense control function independent from developer, owner, and user of models.
Model Risk Management Framework and Governance
Model risk is overseen by the Chief Risk Officer through the setting of a quantitative and qualitative risk appetite statement, and managed via:
–The Model Risk Policy and Procedure, and supporting documents aligned to risk appetite, regulatory requirements, and industry best practice, with clear roles and responsibilities for stakeholders
–Inventorization of all models, supporting ongoing model risk framework components, including risk assessments and attestations
–Key controls for models from development through to decommissioning, including validation, approval, deployment and monitoring
–Models are assessed for their materiality, complexity, uncertainty and reliance and in aggregate assigned a risk Tier, which is used to identify those which present the higher risk to Deutsche Bank
–A risk based approach to managing the models by Tier is applied
–Independent validations, and subsequent independent approvals, verify that models have been appropriately designed and implemented for their intended scope and purpose, and that respective controls are in place to assure that they continue to perform as expected during their use
–The controls identify models’ limitations and weaknesses, resulting in findings and compensating controls, these may be conditions for use, such as adjustments or overlays
–Model risk governance, including senior forums for monitoring and escalation of model risk related topics, as well as monthly updates to the Management Board on the model risk appetite metrics, and periodic model risk updates to the
Supervisory Board

Deutsche Bank	Risk type Management
Annual Report 2025	Operational Risk Management

Operational Risk Management
Operational Risk Management Overview
Deutsche Bank applies the European Banking Authority’s Single Rulebook definition of operational risk: “Operational risk means the risk of losses stemming from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risks but excludes business and reputational risk and is embedded in all banking products and activities.”
Deutsche Bank’s operational risk appetite defines the amount of operational risk it is willing to accept as a consequence of conducting its business. The bank takes on operational risks consciously, both strategically and in day-to-day business.
While the bank has no appetite for certain types of operational risk events (such as violations of laws or regulations or misconduct), other types of operational risk must be accepted for the bank is to achieve its business objectives. Where residual risk is assessed to be outside risk appetite, risk-reducing actions must be undertaken, including risk remediation, risk transfer through insurance, or ceasing business activity.
The Operational Risk Management Framework comprises a set of interrelated tools and processes used to identify, assess, mitigate and monitor the bank’s operational risks. Its components are designed to work together to provide a comprehensive, risk-based approach to managing the bank’s most material operational risks. The Framework includes the
Group’s approach to setting and adhering to operational risk appetite, the operational risk type and control taxonomies, the policies and procedures governing operational risk management processes and tools, and the bank’s operational risk capital calculation.
Organizational and governance structure
Operational risk is managed according to the principle that day‑to‑day responsibility lies with the divisions and infrastructure functions where these risks originate. Operational Risk Management (“ORM”) provides independent oversight of the Group’s operational risk profile, identifies and reports risk concentrations, and ensures consistent application of the Operational Risk Management Framework across the bank. ORM forms part of the Group’s risk function within the Chief Risk Office, led by the Chief Risk Officer. The Chief Risk Officer appoints the Head of ORM, who is responsible for designing, overseeing, and maintaining an effective, efficient, and regulatory‑compliant Operational Risk
Management Framework, including the methodology for operational risk capital calculation. The Head of ORM monitors and challenges the Framework’s Group‑wide implementation and tracks the overall operational risk levels against the bank’s defined operational risk appetite.
Operational risk governance is aligned with the bank’s Three Lines of Defence (“3LoD”) model. The Operational Risk
Management Framework defines governance standards and outlines the core responsibilities of the 1st and 2nd LoD to ensure effective risk management and appropriate independent challenge. The Operational Risk Committee governs and coordinates the management of operational risk across the Group. Its mandate includes decision‑making and policy responsibilities, as well as reviewing, advising on, and addressing operational risk matters that may influence the risk profile of business divisions or infrastructure functions. A number of sub‑fora, with participants from both the First Line of
Defence (1st LoD) and Second Line of Defence (2nd LoD), support the Committee in fulfilling its responsibilities. In addition to the Group‑level Committee, business divisions maintain 1st LoD operational risk fora to oversee and manage operational risks at various organisational levels.
Risk owners within the 1st LoD have full accountability for the operational risks arising from their activities and are responsible for managing these risks within the established risk appetite. As leaders of business divisions or infrastructure functions, risk owners must determine the appropriate organisational structure to identify their operational risk profile, actively manage operational risks, make decisions on mitigating or accepting risks to remain within appetite, and establish and maintain effective 1st LoD controls.
Risk Type Heads serve as 2nd LoD control functions for all sub‑risk types within the overarching operational risk category.
They define the framework and Group‑level risk appetite for the risk type they oversee, establish minimum risk management requirements and control objectives, and independently monitor and challenge the 1st LoD’s implementation of these requirements. They provide independent oversight of the risk type and monitor adherence to the defined risk appetite. As subject matter experts, they define the risk taxonomy, support implementation of the
Framework in the 1st LoD, and maintain independence by being located solely within infrastructure functions.
As the 2nd LoD risk control function for operational risk, ORM establishes and maintains the overarching Operational Risk
Management Framework.

Deutsche Bank	Risk type Management
Annual Report 2025	Operational Risk Management

–ORM defines the bank’s approach to operational risk appetite, monitors adherence, evaluates consequences of breaches, and oversees remediation plans to return the operational risk profile to within appetite where needed. ORM also regularly reports the Group’s operational risk profile, including any risks that fall outside the defined appetite.
–ORM provides independent assessments to support proactive operational risk management, engages with risk owners in the 1st LoD, and facilitates consistent implementation of risk management requirements across the bank.
–ORM is responsible for designing, implementing, and maintaining the methodology to determine the appropriate capital for operational risk, for recommendation to the Management Board. This includes calculating and allocating operational risk capital demand and expected loss.
–
Operational Risk Management Framework
The Operational Risk Management Framework (ORMF) enables the bank to determine its operational risk profile relative to its defined risk appetite, identify systemic themes and concentrations, and establish mitigation measures and priorities.
In 2025, the bank further enhanced the Framework by introducing cross‑risk types within the Operational Risk Type
Taxonomy to better reflect the bank’s operational risk profile. Additional improvements included operationalizing control assessment, testing and certification within the new strategic tool for the operational risk controls inventory and transitioning the Risk & Control Self‑Assessment to a more data‑driven approach.
Key sub-components include:
–Loss Data Collection: Internal operational risk events with a P&L impact of € 10,000 or more are recorded and validated, and external events are assessed for their relevance to the group and business divisions. Material events trigger a formal lessons‑learned and read‑across process conducted by the 1st Line of Defense in close collaboration with business partners, risk control functions, and other infrastructure areas. Lessons‑learned reviews assess root causes of significant events and document remediation actions to reduce recurrence. Read‑across analyses evaluate whether similar weaknesses may exist elsewhere in the bank, even if they have not yet resulted in losses, thereby facilitating preventative action. In 2025, the internal event database was enhanced particularly the mapping of controls to events and automated read‑across triggers, and the external events review process was refined to assess susceptibility of similar risks within the bank.
–Risk Appetite: Operational risk appetite defines the level of operational risk the bank is willing to accept to pursue its strategy. The operational risk appetite framework provides a consistent approach to setting appetite levels across the bank and monitoring exposures against these levels. The bank regularly monitors its operational risk profile against defined appetite to alert the organization on impending problems in a timely fashion. In 2025, the bank implemented previously introduced concepts of residual risk zones and operating conditions, including monitoring processes, and further refined the granularity of risk appetite setting.
–Risk & Control Self‑Assessment: The Risk & Control Self‑Assessment (RCSA) comprises bottom‑up evaluations of risks generated within business divisions and infrastructure functions, the effectiveness of associated controls, and required remediation actions to ensure risks remain within appetite. Conducted at the global business level, the RCSA covers all jurisdictions and is designed to assist Senior Management to determine whether operational risks are managed and controlled adequately via a dynamic assessment approach covering all applicable Risk Types from the
Group’s Operational Risk Type Taxonomy (ORTT). The Risk & Control Self-Assessment puts a greater emphasis on assessing and mitigating risks that are outside of appetite and risks that drive unethical and inappropriate market conduct within the bank. In 2025, RCSA granularity was increased to provide more precise risk insights and ensure a more accurate risk profile for comparison against defined appetite.
–Emerging risk: Emerging risk themes are derived from internal and external indicators. Operational risk outputs are combined with external event data to identify emerging trends and concentrations. This analysis complements insights from divisional emerging risk themes, dynamic RCSA results, findings, scenario analysis, internal and external events, and industry developments, enabling Risk Owners to draw informed conclusions.
–Scenario Analysis: The operational risk profile is further substantiated through exploratory scenario analysis, which supplements day‑to‑day risk management. Scenario analysis supports the identification of potential exposures, highlights gaps in the current risk profile, and informs forward‑looking risk mitigation. Scenario development incorporates themes from internal losses, emerging risk assessments, top risks, concentrations, findings, and external peer loss events. Insights from actual and potential events are used to identify thematic vulnerabilities and drive actions such as deep‑dive reviews or enhancements to risk profiles. In 2025, the capture and governance of scenario analysis was migrated to the Event Management Application to improve data quality and oversight.

Deutsche Bank	Risk type Management
Annual Report 2025	Operational Risk Management

–Transformation Risk Assessment: A Transformation Risk Assessment (TRA) process is in place to appropriately identify and manage risks arising from material change initiatives to assess the impact of transformation on the bank’s risk profile. The TRA applies to all key deliverables including regulatory initiatives, technology migrations, risk mitigation projects, strategy changes, organizational restructuring, real estate moves within the bank, as well as joint ventures and strategic investments.
–Findings and Issue Management: The findings and issue management process supports the mitigation of risks arising from known control weaknesses and deficiencies. It enables management to make risk-based decisions over the need for further remediation or risk acceptance. Outputs from the findings management process must be able to demonstrate to internal and external stakeholders that the bank is actively identifying its control weaknesses and taking steps to manage associated risks within acceptable levels of risk appetite. In 2025, the process was strengthened through more robust requirements for identifying correct findings owners, enhancing management reporting, and the timely remediation of Action Plans.
Framework Adherence: As owner of the Operational Risk Management Framework, ORM performs regular independent monitoring and testing to assess adherence by both the 1st and 2nd LoD:
–Annually, assess 1LoD and 2LoD Risk Type Head (RTH) implementation and adherence to the requirements of the
ORMF
–Adverse outcomes of adherence result in consequences being applied
–Adherence results also aim to proactively identify both design and implementation improvements (Framework,
Tooling, etc.)
In 2025, annual Framework Adherence results were incorporated in the ORM Composite KPI and made mandatory for all divisions, creating a direct variable compensation impact via the Balanced Scorecard (BSC). Quarterly U.S. RCSA
Adherence reviews were also introduced.

Deutsche Bank	Risk type Management
Annual Report 2025	Operational Risk Management

Operational Risk Type Oversight
The Framework applies to operational sub‑risk types at a more granular level and enables the bank to aggregate, oversee, and monitor its overall operational risk profile. These operational sub‑risk types are managed by various infrastructure functions and include the following:
–ORM includes the Risk Type Head role for several operational risk types. Its mandate includes second line oversight of controls related to transaction processing activities and infrastructure risks, to prevent technology or process disruptions, maintain the confidentiality, integrity, and availability of data and records, ensure robust information security, and confirm that business divisions and infrastructure functions have effective plans in place to recover critical processes and functions in the event of disruption, including technical or building outages, cyber‑attacks, natural disasters, or physical security and safety risk. ORM Risk Type Heads also manages risks arising from the bank’s internal and external vendor engagements through the implementation of a comprehensive third‑party risk management framework.
–The Compliance department performs an independent 2nd line control function that protects the bank’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct in the bank. The Compliance department assists, reviews and challenges the business divisions and works with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the bank’s compliance risks in accordance with the bank’s risk appetite and to help the bank detect, mitigate and prevent breaches of laws, rules and regulations as well as internal policies. The Compliance department performs the following principal activities: engaging with and managing regulatory matters in collaboration with the Regulatory and
Exam Management Group; identifying and assessing new and amended laws, rules, and regulations; acting as advisor to the management board and performing independent review and challenge; performing second line controls; as well as identifying, assessing, mitigating, monitoring, and reporting on compliance risk. The results of these assessments and controls are regularly reported to both the Management Board and the Supervisory Board.
–Financial crime risks are managed by the Anti-Financial Crime (AFC), an independent Infrastructure second line function. AFC maintains a dedicated program which is based on regulatory and supervisory requirements with defined roles and responsibilities for the identification and management of financial crime risks resulting from money laundering, terrorism financing, compliance with sanctions and embargoes, the facilitation of tax evasion as well as other criminal activities including fraud, bribery and corruption and other crimes. AFC updates its strategy for financial crime prevention via regular development of internal policies processes and controls, institution-specific risk assessment and staff training.
–Group Governance defines, implements, and monitors the governance framework for Deutsche Bank globally in support of the bank’s overall strategy, ensuring that governance structures are lean, transparent, and sustainable. The unit develops and safeguards efficient corporate governance structures suitable to support effective individual and joint decision-making that avoids and manages (structural and organizational) conflicts. It also establishes, maintains and controls an appropriate and transparent policy taxonomy, landscape and tooling. The independency of Group
Governance is ensured through direct reporting line into the Management Board and not into any business division, and through a ring-fenced incentive system and compensation system where performance evaluation is tied principally to risk management and not to business revenues.
–Legal is a fully independent infrastructure function, mandated to provide legal advice both to the Management Board as well as to the business divisions and infrastructure functions and to manage the Bank’s litigation and contentious regulatory matters. Legal has a monopoly for giving legal advice, retaining and controlling outside counsel. Legal’s independence is supported by its reporting line to the Management Board and a compensation framework that focuses on risk management.
–Deutsche Bank’s New Product Approval and Systematic Product Review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management. These processes are overseen by the New Business Office and Product & Structured Transaction Lifecycle teams within the
Operational Risk Management function. Existing products and services are reviewed on one‑ to three‑year cycles to assess whether they remain fit for purpose and aligned with the characteristics and objectives of their respective target markets. Each product or service must be sponsored by a business Managing Director, who retains ultimate accountability for it. Breaches of the New Product Approval requirements fall within the scope of the bank’s Red Flag consequence management process .
–

Deutsche Bank	Risk type Management
Annual Report 2025	Operational Risk Management

Measuring Operational Risks
Deutsche Bank measures risk-weighted assets to determine the regulatory capital demand for operational risk using the
“Standardized Measurement Approach” laid out in the European Capital Requirements Regulation (CRR3) introduced in
2025.
In addition to regulatory capital demand, Deutsche Bank continues to determine its internal economic capital demand for operational risk using the Advanced Measurement Approach (AMA) methodology. The AMA capital calculation is based on a loss distribution approach. Gross losses from historical internal and external loss data (Operational Risk data
eXchange Association consortium data) are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). The loss distribution approach model includes conservatism by recognizing losses on events that arise over multiple years as single events in the historical loss profile.
Within the AMA model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one-year time horizon. Correlation and diversification benefits are applied to the net losses to arrive at a net loss distribution at Group level, covering expected and unexpected losses. The resulting economic capital demand is then allocated to each of the business divisions considering qualitative adjustments after deducting expected loss.
The economic capital requirements for operational risk is derived from the 99.9% percentile and calculated for a time horizon of one year.
The economic capital demand calculation is performed on a quarterly basis.
ORM establishes and maintains the approach for capital demand quantification and ensures that appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with the Group’s model risk management process.
Drivers for operational risk economic capital development
By design of the AMA capital calculation, Deutsche Bank’s operational risk economic capital demand is predominantly driven by historical internal loss events.
In view of the relevance of legal risks within the bank’s operational risk profile, specific attention is dedicated to the management and measurement of open civil litigation and regulatory enforcement matters where the bank relies both on information from internal as well as external data sources to consider developments in legal matters that affect the bank specifically but also the banking industry as a whole. Reflecting the multi-year nature of legal proceedings the measurement of these risks furthermore takes into account changing levels of certainty by capturing the risks at various stages throughout the lifecycle of a legal matter.
Conceptually, the bank measures operational risk including legal risk by determining the annual operational risk loss that will not be exceeded with a given probability. This loss amount is driven by a component that due to the IFRS criteria is reflected in the bank’s financial statements and a component beyond the amount reflected as provisions within the bank’s financial statements.
The legal losses which the bank expects with a likelihood of more than 50% are already reflected in the IFRS group financial statements. These losses include net changes in provisions for existing and new cases in a specific period where the loss is deemed probable and is reliably measurable in accordance with IAS 37.
Uncertain legal losses which are not reflected in the bank’s financial statements as provisions because they do not meet the recognition criteria under IAS 37 are considered within the “economic capital demand”.
To quantify the litigation losses in the AMA model, the bank takes into account historical losses, provisions, contingent liabilities and legal forecasts. Legal forecasts generally comprise ranges of potential losses covering risks of outflows greater than the provision and adjustments which are deemed remote or relate to yet unknown matters. Such forecasts may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.
The legal forecasts are included in the loss data input into the AMA model. The projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters.

Deutsche Bank	Risk type Management
Annual Report 2025	Reputational Risk Management

Reputational Risk Management
Within the group’s risk management process, reputational risk is defined as the risk of possible damage to Deutsche
Bank’s brand and reputation, and the associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Deutsche Bank’s
Code of Conduct.
Deutsche Bank has limited appetite for transactions or relationships with material reputational risk or in areas which inherently pose a higher reputational risk such as the defense, gaming, or adult entertainment sectors, or where there are certain environmental concerns.  Decisions about specific transactions or relationships are made based on a risk based, individualized and objective assessment. Reputational risk cannot be precluded as it can be driven by unforeseeable changes in perception of its practices by its various stakeholders (e.g. public, clients, shareholders and regulators).
The Reputational Risk Framework (the Framework) is in place to manage the process through which active decisions are taken on matters which may pose a reputational risk, before the event, and in doing so to prevent damage to Deutsche
Bank’s reputation wherever possible. The Framework provides consistent standards for the identification, assessment and management of reputational risk issues.
Reputational Risk could arise from multiple sources including, but not limited to, Deutsche Bank’s employees, business strategies and activities, clients, and counterparties.  Such events could contribute to among other consequences, financial losses, litigation, regulatory enforcement actions, or monetary fines, as well as other reputational harm.
The modelling and quantitative measurement of reputational risk internal capital is implicitly covered in the bank’s economic capital framework primarily within strategic risk.
Governance and Organizational Structure
Deutsche Bank manages reputational risk through a framework.  Under this framework, Deutsche Bank has established a risk appetite statement and policies and controls embedded throughout our business and risk management processes, with variances available when necessary to comply with applicable country laws, regulations and expectations.  .  Matters specific to DWS are reviewed by the DWS Reputational Risk Committee and, if necessary, escalated to the DWS
Executive Board. Decisions are subject to the DWS and Deutsche Bank internal Corporate Governance policies.
Whilst every employee has a responsibility to protect the bank’s reputation, the primary responsibility for the identification, assessment, management, monitoring and, if necessary, referring or reporting of reputational risk matters lies with Deutsche Bank’s business divisions as the primary risk owners. Each business division has an established process through which matters, which are deemed to be a moderate or greater reputational risk are assessed, the Unit
Reputational Risk Assessment Process.
The Unit Reputational Risk Assessment Process is required to refer any material reputational risk matters to the respective Regional Reputational Risk Committee. The Framework also sets out a number of matters which are considered inherently higher risk from a reputational risk perspective and are therefore mandatory referrals to the
Regional Reputational Risk Committees. The Regional Reputational Risk Committees are 2nd LoD Committees and meet on an ad hoc basis as required. The Group Reputational Risk Committee (GRRC) reviews cases with a group-wide impact and in exceptional circumstances, those that could not be resolved at a regional level.

Deutsche Bank	Risk type Management
Annual Report 2025	Information security

Information security
Deutsche Bank operates in an environment with increasing levels of digitization and a constantly evolving threat landscape related to information security. Amid these ongoing developments, threats and challenges, Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’ data, business partners’ data, and the bank’s own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of the various stakeholders and preserving their interests.
Due to the dynamic and complex nature of the environment, the bank continuously monitors the security threat landscape; vigilantly observes technological developments, the geopolitical landscape, and economic impacts driving security risks; and assesses their relevance for potential impacts on the bank and the wider financial ecosystem.
Deutsche Bank adjusts its security capabilities accordingly to safeguard its ability to provide products and services to clients and protect the continuous operations of the bank’s businesses.
This section provides a comprehensive overview of Deutsche Bank’s approach to information security, detailing its continuous efforts to robustly protect data and services, including its security governance structure, security strategy, and security risk management.
Governance
Responsibility for security matters at Deutsche Bank sits within the Chief Security Office. The Group Chief Security
Officer (CSO) has delegated authority from the Management Board, including approval of the security policies and the security strategy for the Deutsche Bank Group. The Group CSO reports directly to the Chief Technology, Data, and
Innovation Officer, a member of the Management Board. The Management Board is accountable for overseeing the implementation of the information security framework, with oversight from the Supervisory Board. There are multiple mechanisms in place for the Group CSO to escalate security issues directly to the Management Board if required.
Deutsche Bank’s Group CSO has served in various information security roles for more than 20 years. These include positions as global Chief Information Security Officer (CISO)/CSO for three different large European financial institutions and a partner position at a global strategy and consulting firm, leading security work for financial service clients.
The Group Chief Security Officer is supported by information security experts at various seniority levels across the bank to ensure that security requirements are met from regional, divisional, and technical perspectives. All information security activities are overseen by two dedicated governance forums established and chaired by the Group CSO: the
Group IT Security Council (interfacing with the bank’s IT units) and the Group Information Security Council (interfacing with the bank’s business and infrastructure divisions). The independent operational risk management function for information security is represented in both forums. Both forums provide advice on the security strategy and oversee the progress and performance of key information security deliverables, the remediation status of information security-
related audit findings, information security incidents, and the information security posture of Deutsche Bank Group against defined targets. In the event of critical issues, members are assigned with specific actions by the Group CSO according to their responsibility. In addition to the Group CSO-led governance forums, the Technology & Information
Security Risk Committee (TISRC) oversees technology and information security risks, ensuring alignment with the bank's strategic objectives. The committee is chaired by the Chief Technology, Data and Innovation Officer, and vice chaired by the Group CSO and the Head of Group Technology Infrastructure, with a mandatory attendance requirement for the
Chief Information Officers and veto power for the risk function represented by both the Global Head of Operational Risk
Management and the Global Head of IT Risk and Information Security Risk.
Security indicators and reporting provided to the bank’s relevant governance forums support appropriate security risk awareness and decision-making. The comprehensive metrics framework maintained by the Chief Security Office is underpinned by an extensive data set, allowing for various dedicated views. The Management Board and the Supervisory
Board receive a quarterly information security risk posture report, as well as ad-hoc information if required. Furthermore, the Group CSO provides regular updates on material topics relating to security to the Supervisory Board’s committee responsible for Technology, Data and Innovation.

Deutsche Bank	Risk type Management
Annual Report 2025	Information security

Strategy
The Chief Security Office develops the bank’s group-wide security strategy and oversees its global implementation and operationalization via the organizational setup, governance, and implemented security policies. The security strategy, which is reviewed on a regular basis, incorporates developments in the threat landscape, technology, the regulatory environment, the bank’s corporate and IT strategy, and other internal and external parameters. The approach provides comprehensive and layered security controls. The Chief Security Office works closely with the bank´s divisions to enable alignment with the security-by-design approach throughout bank-wide programs and initiatives. Security investments are prioritized and adjusted from a threat-driven perspective, leveraging the regular review and assessment of the maturity of the bank’s security implementation.
A key element of the bank’s security strategy is to foster responsibility and active awareness among Deutsche Bank staff.
By embedding these principles into daily practices, Deutsche Bank aims to bring about long-term behavioral changes that help mitigate risks and enhance overall security posture. The bank’s security culture and awareness campaign,
Mission Security, continuously updated to reflect emerging threats and best practices and communicated to all employees worldwide, reinforces these efforts. Another way the bank strengthens security culture is by periodically conducting simulations and testing exercises, including phishing simulation and mandatory training.
Impact, risk, and opportunity management
Impacts, risks, and opportunities
Clients expect secure access to their bank’s services anytime, anywhere, and through a variety of channels. As part of doing business with the bank, clients entrust Deutsche Bank with sensitive data. Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients and business partner data, as well as its own information assets, including employee information. Doing so consistently and effectively is essential for retaining the trust of these stakeholders and preserving their interests. Consequently, the bank continues to invest in security risk mitigation. Based on a comprehensive policy framework for security and stringent risk management processes, Deutsche Bank adjusts its security capabilities to safeguard its ability to provide products and services to clients and to protect the continued
operations of the bank’s businesses. Stable and resilient services support stakeholder trust, protecting brand value while enabling business growth and the realization of revenue opportunities.
Technological advancements are steadily increasing the demands for data privacy and security, while the growing frequency and sophistication of cyberattacks have significantly elevated the risk profile of organizations worldwide, including Deutsche Bank and other organizations along its supply chain. Third-party software and technology providers remain prime targets for threat actors, who exploit supply chain vulnerabilities to compromise or disrupt large numbers of downstream customers and assets, amplifying the impact of their attacks.
In 2025, geopolitical unrest remained a key driver of cyber threat activity. Financially motivated and highly sophisticated cyberattacks have become persistent across industries and are expected to intensify. The rapid adoption and advancement of artificial intelligence (AI) continues to reshape the threat landscape, accelerating hybrid warfare tactics, misinformation campaigns, and social engineering attacks leveraging deepfakes. Common attack vectors such as ransomware, denial-of-service attacks, and exploits of unnoticed vulnerabilities (so called zero-day exploits) are increasing in scale and complexity. Quantum computing, while still emerging, remains a strategic focus area for long-
term risk management.
Failure to embed and ensure oversight of security requirements within the bank’s framework to best address associated risks and subsequent appropriate implementation can lead to breaches of confidentiality and integrity of information, and unavailability of information and/or services. Additionally, Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as data loss, which may disrupt business and lead to material losses.
Security breaches can occur due to unauthorized access to networks or resources, unauthorized access or loss/
destruction of confidential information, unintended exposure of vulnerabilities in the bank's infrastructure, or the introduction of computer viruses or malware, technology failures, or other forms of cybersecurity attacks or incidents, including breaches of the security of third-party computer systems.
In case of a successful attack, there might be an impact on Deutsche Bank’s stakeholders and the wider financial ecosystem due to compromised data, unintentional spread of malware, unavailability of services, and the inaccessibility of systems and/or data. This encompasses internal and third-party information technology systems.

Deutsche Bank	Risk type Management
Annual Report 2025	Information security

A successful cyberattack could have a significant negative direct or indirect impact on the bank that may result in the disclosure or misuse of client information and the bank’s proprietary information, damage to or inability to access information technology systems, statutory or regulatory non-compliance and financial losses. Potential consequences range from reputational damage and client dissatisfaction, contractual non-compliance (e.g., if services are not provided as agreed), remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), potential penalties and fines, to personal data breach notification obligations, and litigation exposure.
Deutsche Bank maintains insurance as an additional risk mitigant for cyber risk. The bank´s insurance coverage is designed to include the mitigation of the financial impact of security incidents; however, it may not fully cover all potential losses, including reputational damage or indirect costs associated with a cyber event. Notwithstanding the bank’s security measures, there can be no assurance that its policies, controls, or cyber insurance coverage will be sufficient to prevent or fully mitigate the impact of future cyber incidents, and it could have a material adverse effect on its financial condition.
Policies and risk management
The bank’s policies and controls support risk reduction and mitigation for potential negative impacts. Information security risk is managed as an operational risk under the bank’s Operational Risk Management Framework. The Chief
Security Office is responsible for and executes security matters against the Operational Risk Management Framework and leverages the results of its various instruments, such as risk appetite, while Operational Risk Management provides oversight, review, and challenge. Measures for the further reduction of material residual risks may include policy changes or policy amendments at divisional or group level, as well as prioritized investment and accelerated implementation of risk-mitigating activities.
Security risks are assessed on a continual basis through analysis of internal and external cyber events, including events at peer institutions, monitoring of the threat environment, and discussion in various forums.
The annual risk and control assessment process evaluates diverse risk scenarios, encompassing service disruption, system misuse, data distortion, asset/data destruction, data disclosure, financial theft, and non-adherence to regulatory policies and laws. This comprehensive analysis incorporates potentially affected stakeholders, including clients and suppliers, and assesses the external threat landscape by leveraging industry-standard frameworks, such as MITRE ATT&CK
(standardized framework to assess cyberattacks). When evaluating control suites and residual risk positions, the process considers contextual data and controls, such as major events, threat assessments, findings, scenario analysis, control metrics, lessons learned, events at peer institutions, read-across, regulatory expectations, and remediation activities.
Additional risk reviews are conducted for emerging developments, with results evaluated against the bank's control capabilities.
As an integral part of this assessment, internal security subject matter experts provide risk evaluations, supported by areas like Legal, Compliance, or Group Data Privacy, as needed. These evaluations are subsequently reviewed and challenged by risk subject matter experts to determine the final risk position. Concurrently, senior information security experts from all divisions and functions assess the group’s exposure within their respective domains. These divisional and functional assessments are also subjected to review and challenge by risk subject matter experts, establishing the final risk positions across the organization.
Deutsche Bank maintains an ISO 27001-compliant information security management system (ISMS) to protect information assets. The system facilitates the comprehensive identification, assessment, and mitigation of risks through the holistic integration of security controls across the entire workforce, operational processes, and technological infrastructure. It defines the foundational objectives and principles of the bank's security architecture and strategy, consistent with its overarching governance framework for policies and operational risk management directives.
The ISMS is comprehensively supported by a structured suite of policies, procedures, and controls that clearly define responsibilities for all employees, designated security roles, and third parties. It also sets forth objectives and processes for security functions, including access management, threat intelligence, and incident response.
Continuous monitoring and iterative improvement are integral to the ISMS, ensuring adaptability to evolving threats and vulnerabilities. The framework undergoes an annual strategic review, with all updates approved by the Group CSO. Its established processes are centrally governed and applied throughout the bank. Unit-specific guidelines further detail operational implementation, demonstrating a strong commitment to established security standards.

Deutsche Bank	Risk type Management
Annual Report 2025	Information security

The bank’s ISMS has been certified by an accredited certification body according to ISO 27001 for all information security domains defined within that standard since 2012. To maintain its ISO 27001 certification, the bank performs a full recertification process every three years, with the latest taking place in 2024, and included the upgrade of its ISMS to the 2022 version of ISO 27001. Furthermore, the bank performs an annual surveillance audit designed to ensure compliance between certification intervals with the most recent surveillance audit conducted in 2025.
Actions and resources
To address the evolving threat landscape, Deutsche Bank employs a variety of prevention methods and controls. These include, for example, network security, identity and access management, endpoint and data security (including data classification and leakage prevention), threat intelligence, cyber hygiene, and encryption solutions. These preventive controls are backed by a threat-driven detection setup and a robust incident response process.
Deutsche Bank has established a holistic information security program with appropriate staffing, tooling, and processes.
The bank continually reviews and enhances its information security controls through multiple layers of technology, including databases, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to strengthen end-to-end protection by utilizing multiple opportunities to prevent, detect, respond to, and recover from cyber threats.
Deutsche Bank leverages various mechanisms to self-identify areas for improvements and control enhancements. These encompass comprehensive security testing including red teaming and threat-led penetration testing, security problem management, and lessons learned. Deutsche Bank´s Group Audit provides independent, risk-based assurance by periodically assessing the design and operating effectiveness of key information security controls within the ISMS. The bank’s overall information security program is evaluated on a regular basis by third-party organizations which include external auditors, regulators and security testing organizations.
The bank actively shares security best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help ensure that the bank’s security technology and procedures reflect current financial industry best practices and keep pace with the evolving threat environment.
As digitalization advances, the need to enhance societal literacy on information security topics grows. Deutsche Bank addresses this need by educating and informing through informational materials, publicly provided via its dedicated client-facing security website covering security-related topics and highlighting information security threats (including those related to emerging technologies like AI, deepfakes and phishing via quick response (QR) codes), best practices for secure behavior, and links to relevant resources. To strengthen trust, additionally, an overview of the bank's protective measures is provided. Client interaction also encompasses presentation of security topics at client events and responses to client inquiries on security topics by its client relationship managers.
Deutsche Bank requires yearly mandatory information security baseline training for all employees and eligible contractor staff. This training encompasses the content of the information security policy, the process to report security incidents or any other security-related concerns, as well as important and current security threats. To ensure relevance and to comply with internal standards, the training is updated at least on a yearly basis. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2025, a learning completion rate of
99,66% was achieved for the e-learning-based mandatory information security training, compared to 99,65% in 2024.
Deutsche Bank’s security incident management provides ongoing coverage for security events that may affect the bank, its clients and business partners, or employees. The bank’s Cyber Threat Operations Centers located in Asia Pacific,
Europe and USA support global and group-wide detection of threats and response to incidents 24/7. The related management and reporting processes performed with involvement of subject matter experts, such as divisional CISOs,
Compliance, Legal, Group Communications and Group Data Privacy, are designed to enable a quick and effective response to cyberattacks and information security threats. The objective is to minimize the risk of impacts on Deutsche
Bank and to use insights gained from incident handling to continuously improve the bank’s processes.
Information security risks of third parties are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks. Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank requires adherence to an information security policy with specific security controls for third parties, which include incident notification requirements.
Third parties are also re-assessed periodically based on their criticality (annually or bi-annually) to seek continued
assurance that control requirements are being met. Additionally, third parties are also engaged in response to specific threats and incidents to assess any impact on the bank. For more details on the bank’s third-party management, please refer to the “Supply chain management” chapter in the Sustainability Statement.

Deutsche Bank	Risk type Management
Annual Report 2025	Information security

As in prior years, Deutsche Bank in 2025 experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred along the bank’s supply chain. The bank, however, did not experience any material effect on its business strategy, results of operation, or financial condition due to an information security incident, including attempted cyberattacks.
Consequently, the bank continued to invest in security risk mitigation. In 2025, Deutsche Bank kept advancing its security capabilities through a multitude of programs encompassing the breadth of the cyber security domain. A few specific examples are programs such as enhanced threat detection and prevention, advanced identity management capabilities, and embedding security as part of infrastructure platform modernization and simplification. The bank also continues to monitor and evaluate emerging technologies to anticipate and prepare for future risk.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Risk and capital performance
Capital, Leverage Ratio, TLAC and MREL
Own Funds
The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU)
No 575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.
This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.
The total own funds pursuant to the effective regulations as of year-end 2025 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which was discontinued in the fourth quarter of 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1,
AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.
Tier 2 capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated Tier 2 capital. To qualify as Tier 2 capital, capital instruments or subordinated debt must have an original maturity of at least five years.
Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Capital instruments
The Management Board was authorized by the 2024 Annual General Meeting to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to a volume of up to
199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. During the period from the 2024 Annual General Meeting until the 2025 Annual General Meeting, 34.6 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 21.3 million shares were purchased by exercising call options. In addition, 22.7 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 27.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 20.9 million shares were acquired as part of the share buyback program of € 675 million in 2024 and were cancelled at the beginning of the year 2025; and
7.0 million shares were acquired as part of the share buyback program of € 750 million in 2025. The number of shares held in Treasury amounted to 12.9 million as of the 2025 Annual General Meeting. Thereof, 7.0 million shares relate to shares bought back for cancellation as part of the € 750 million share buyback program in 2025. The remaining volume of
5.9 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
The Annual General Meeting on May 22, 2025 granted the Management Board the approval to buy, on or before April 30,
2030, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2025 Annual General Meeting, this corresponded to
194.8 million shares. Thereof, a volume of up to 5% of the total share capital or 97.4 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2025
Annual General Meeting until December 31, 2025, 4.6 million shares were purchased for equity compensation purposes in upcoming periods and 30.6 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 22.3 million shares were purchased as part of the € 750 million share buyback program and
8.4 million shares were acquired as part of the € 250 million share buyback program. In December 2025, a total number of 37.7 million shares were cancelled. The number of shares held in Treasury amounted to 7.7 million shares as of
December 31, 2025. The shares will be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting and valid until the 2025 Annual
General Meeting, authorized capital available to the Management Board was € 2,560 million (1,000 million shares). At the
2025 Annual General Meeting this authorized capital was replaced by a new authorized capital of € 2,493 million
(973.8 million shares). As of December 31, 2025 this authorization has not been utilized and authorized capital remains at
€ 2,493 million.
Since the 2022 Annual General Meeting and until the 2025 Annual General Meeting, the Management Board was
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9 billion. In this period Deutsche Bank issued € 5.75 billion new
AT1 notes, thereof € 1.5 billion in March 2025. Since the 2025 Annual General Meeting the Management Board is
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 12 billion on or before April 30, 2030. Under this authorization as of December 31, 2025 Deutsche Bank issued € 1.0 billion new AT1 notes.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.5 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.7 billion as of December 31, 2025. In 2025, AT1 instruments with a nominal value of € 2.4 billion were called. The bank issued new AT1 notes with a nominal amount of
€ 2.5 billion in 2025.
As of December 31, 2025, the amount recognized as regulatory Tier 2 amounted capital to € 7.1 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 8.3 billion as of December 31, 2025. In 2025,
Tier 2 instruments with a nominal value of € 2.8 billion matured and € 0.1 billion became ineligible. There were no new issuances of Tier 2 instruments in 2025.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Prudential requirements and additional buffers
The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50% of RWA. The Pillar 1 total capital requirement of 8.00% demands further resources that may be met with up to 1.50% Additional Tier 1 capital and up to
2.00% Tier 2 capital.
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2025.
In addition to these minimum capital requirements, the following combined capital buffer requirements were fully effective beginning 2025 onwards. These buffer requirements must be met in addition to the Pillar 1 minimum capital requirements but can be drawn down in times of economic stress.
The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD and equals a requirement of 2.50% CET 1 capital of RWA.
The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0% and 2.50% CET 1 capital of RWA. In exceptional cases, it could also be higher than 2.50%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where relevant credit exposures are located. As per
December 31, 2025, the institution-specific countercyclical capital buffer was at 0.50%.
In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00% CET 1 capital of RWA. As of the year end 2025, the systemic risk buffer applied to Deutsche Bank is 0.14%.
Deutsche Bank continues to be designated as a global systemically important institution (G-SII) by the BaFin resulting in a G-SII buffer requirement of 1.50% CET 1 capital of RWA in 2025. BaFin has announced that the G-SII buffer requirement for Deutsche Bank will be reduced to 1.00% for the year 2026.
Additionally, Deutsche Bank has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional capital buffer requirement of 2.00% in 2025 which has to be met on a consolidated level and remains unchanged for 2026. The higher of the buffers for systemically important institutions (G-SII buffer or O-SII buffer) must be applied.
Pursuant to the Pillar 2 SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement).
In December 2024, the ECB informed Deutsche Bank of its decision effective January 1, 2025, that the bank’s Pillar 2 requirement changed compared to 2024. This resulted in ECB’s Pillar 2 requirement amounting to 2.90% of RWA. As of
December 31, 2025, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.26%, a Tier 1 ratio of at least 13.31% and a Total Capital ratio of at least 16.03%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.63%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.50% and the systemic risk buffer of 0.14% (both subject to changes throughout the year) as well as the higher of the bank´s G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.54%, and the Total
Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of 0.72%.
In addition, ECB communicated to Deutsche Bank an individual expectation to maintain a further Pillar 2 CET 1 capital add-on commonly referred to as the Pillar 2 guidance. This capital add-on is separate from and in addition to the Pillar 2 requirement. The ECB expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
On October 28, 2025, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2026 that applies from January 1, 2026, onwards, following the results of the 2025 SREP. The decision set ECB’s Pillar 2 requirement to 2.85% of RWA, effective as of January 1, 2026, of which at least 1.60% must be covered by CET 1 capital and 2.14% by Tier 1 capital.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital buffer requirements (but excluding the Pillar 2 guidance) as applicable to Deutsche Bank for the years 2025 and 2026.
Overview prudential requirements and additional buffers

	2025	2026
Pillar 1
Minimum CET 1 requirement	4.50%	4.50%
Combined buffer requirement	5.13%	5.15%
Capital Conservation Buffer	2.50%	2.50%
Countercyclical Buffer¹	0.50%	0.52%
Systemic Risk Buffer²	0.14%	0.14%
Maximum of:	2.00%	2.00%
G-SII Buffer	1.50%	1.00%
O-SII Buffer	2.00%	2.00%
Pillar 2
Pillar 2 SREP Add-on of Total capital (excluding the "Pillar 2" guidance)	2.90%	2.85%
of which covered by CET 1 capital	1.63%	1.60%
of which covered by Tier 1 capital	2.18%	2.14%
of which covered by Tier 2 capital	0.72%	0.71%
Total CET 1 requirement from Pillar 1 and 2³	11.26%	11.25%
Total Tier 1 requirement from Pillar 1 and 2	13.31%	13.29%
Total capital requirement from Pillar 1 and 2	16.03%	16.00%

Pillar 1 Leverage Ratio minimum requirement	3.00%	3.00%
Pillar 2 Leverage Ratio requirement	0.10%	0.10%
G-SII Leverage Ratio Buffer	0.75%	0.50%
Total Leverage Ratio requirement	3.85%	3.60%
1Deutsche Bank’s countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS)
as well as Deutsche Bank’s relevant credit exposures as per respective reporting date; the countercyclical buffer rate for 2026 has been calculated to be 0.52% based on known countercyclical buffer changes in 2026; the countercyclical buffer is subject to Deutsche Bank portfolio changes and further changes of countercyclical buffer rates throughout the year
2The Systemic risk buffer rate for 2026 has been calculated to be 0.14% based on known systemic risk buffer changes in 2026; the systemic risk buffer is subject to
Deutsche Bank portfolio changes and further changes in systemic risk buffer rates throughout the year
3The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the “Pillar 2” guidance) is calculated as the sum of the SREP requirement, the systemic risk buffer requirement, the capital conservation buffer requirement and countercyclical buffer requirement as well as the higher of the G-SII/O-SII requirement
The Group’s Pillar 1 Tier 1 applicable capital requirement is 3.00% of leverage exposure. An additional leverage ratio buffer requirement, equivalent to 50% of the applicable G-SII buffer rate, also applies. For Deutsche Bank, this additional requirement equals 0.75% for 2025 and 0.50% for 2026. Furthermore, the ECB has set a Pillar 2 requirement for the leverage ratio of 0.10%. This adds up to a total leverage ratio requirement of 3.85% for 2025. In addition, ECB communicated to Deutsche Bank an individual expectation to maintain a further Pillar 2 Tier 1 capital add-on in relation to leverage ratio, commonly referred to as the Pillar 2 guidance. This capital add-on is separate from and in addition to the Pillar 2 requirement. The ECB expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
Development of Own Funds
Deutsche Bank’s CET 1 capital as of December 31, 2025, amounted to € 49.3 billion, a decrease of € 0.2 billion compared to € 49.5 billion at the end of 2024. AT1 capital was € 11.5 billion as of December 31, 2025, an increase of € 0.1 billion compared to € 11.4 billion at the end of 2024. Tier 1 capital was € 60.8 billion as of December 31, 2025, broadly stable compared to the end of 2024. Tier 2 capital amounted to € 7.1 billion as of December 31, 2025, a decrease of
€ 0.6 billion compared to € 7.7 billion at the end of 2024. Total capital amounted to € 67.8 billion as of December 31,
2025, a decrease of € 0.7 billion compared to € 68.5 billion at the end of 2024.
As of December 31, 2025, Deutsche Bank's CET1 ratio was 14.2%, an increase of 40 basis points compared to December 31,
2024. This development was primarily driven by lower RWA as outlined in “Development of risk-weighted assets” section, partly offset by a decrease in CET1 capital as outlined below. The initial effect of the implementation of CRR3 amounted to 1 basis point, comprising a CET1 capital reduction of € 0.4 billion and an overall decrease of € 3.4 billion in RWA.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

CET 1 capital decreased by € 0.2 billion during 2025. This development included a net profit of € 6.9 billion for the year
2025 reduced by regulatory deductions for future shareholder distribution and AT1 coupon payments of € 3.6 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, the decrease in CET 1 capital was driven by accumulated other comprehensive income which includes currency translation adjustments of
€ 3.2 billion, discontinuation of the temporary treatment of unrealized gains and losses measured at fair value through
OCI in accordance with Article 468 CRR by € 1.0 billion, higher deduction for non-performing exposures of € 0.4 billion, effects from the completion of the second share buyback program of € 0.3 billion and collective investment undertakings not included in RWA of € 0.2 billion. These reductions were partially offset by lower deductions from deferred tax assets of € 0.9 billion, expected loss shortfall of € 0.5 billion as well as goodwill and other intangibles of
€ 0.2 billion.
The AT1 capital increase of € 0.1 billion was mainly due to the issuance of two new AT1 capital instruments during the year amounting to € 2.5 billion, reduced by the exercised call options on two instruments with a total principal amount of
€ 2.4 billion (U.S.$2.75 billion equivalent).
The Tier 2 capital decrease of € 0.6 billion was mainly due to foreign exchange effects of € 0.6 billion and € 0.3 billion due to amortization. This was partly offset by an increase of € 0.3 billion in carrying amount change arising from accrued interest and fair value hedge.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Own Funds Template (including RWA and capital ratios)

in € m.	Dec 31, 2025	Dec 31, 2024
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	42,983	44,130
Retained earnings	21,149	19,978
Accumulated other comprehensive income (loss), net of tax	(4,159)	(1,229)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	3,347	801
Other	917	1,020
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,667)	(1,680)
Other prudential filters (other than additional value adjustments)	296	95
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	—	—
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	—	—
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	—	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Other regulatory adjustments[2]	(2,309)	(1,721)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,971)	(15,244)
Common Equity Tier 1 (CET 1) capital	49,266	49,457

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,648	11,508
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	—	—
Additional Tier 1 (AT1) capital before regulatory adjustments	11,648	11,508

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(130)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	—	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(130)
Additional Tier 1 (AT1) capital	11,518	11,378
Tier 1 capital (T1 = CET 1 + AT1)	60,784	60,835

Tier 2 (T2) capital	7,050	7,676
Total capital (TC = T1 + T2)	67,834	68,511
Total risk-weighted assets	347,133	357,427
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	14.2	13.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.5	17.0
Total capital ratio (as a percentage of risk-weighted assets)	19.5	19.2
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 6.9 billion reduced by deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2Includes capital deductions of € 1.4 billion (December 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution
Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 2024: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-
performing exposures

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Reconciliation of shareholders’ equity to Own Funds

in € m.	Dec 31, 2025	Dec 31, 2024
Total shareholders’ equity per accounting balance sheet	66,933	66,276
Deconsolidation/Consolidation of entities	(24)	(24)
Of which:
Additional paid-in capital	—	—
Retained earnings	(16)	(24)
Accumulated other comprehensive income (loss), net of tax	(9)	—
Total shareholders' equity per regulatory balance sheet	66,909	66,252
Minority Interests (amount allowed in consolidated CET 1)	917	1,020
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(4)	(7)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700
Prudential filters	(1,371)	(1,585)
Of which:
Additional value adjustments	(1,667)	(1,680)
Any increase in equity that results from securitized assets	—	—
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	296	95
Regulatory adjustments	(13,600)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Securitization positions not included in risk-weighted assets	—	—
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(214)	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR		1,012
Others[2]	(2,094)	(1,721)
Common Equity Tier 1 capital	49,266	49,457
1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2 Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Development of Own Funds

in € m.	twelve months ended Dec 31, 2025	twelve months ended Dec 31, 2024
Common Equity Tier 1 (CET 1) capital - opening amount	49,457	48,066
Common shares, net effect	(215)	(115)
Additional paid-in capital	(1,460)	(430)
Retained earnings	7,301	3,341
Common shares in treasury, net effect/(+) sales (–) purchase	528	(232)
Movements in accumulated other comprehensive income	(2,929)	530
AT1 coupon and shareholder distribution deduction¹	(3,585)	(2,565)
Additional value adjustments	13	47
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	232	(263)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	930	744
Negative amounts resulting from the calculation of expected loss amounts	458	(651)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	37	(253)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Deferred tax assets arising from temporary differences (amount above 10% and 15% threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	—	—
Other, including regulatory adjustments	(1,501)	1,238
Common Equity Tier 1 (CET 1) capital - closing amount	49,266	49,457
Additional Tier 1 (AT1) Capital – opening amount	11,378	8,328
New Additional Tier 1 eligible capital issues	2,500	2,950
Matured and called instruments	(2,360)	—
Other, including regulatory adjustments	—	100
Additional Tier 1 (AT1) Capital – closing amount	11,518	11,378
Tier 1 capital	60,784	60,835
Tier 2 (T2) capital – closing amount	7,050	7,676
Total regulatory capital	67,834	68,511
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Minimum loss coverage for Non Performing Exposure (NPE)
In April 2019, the EU published requirements Regulation (EU) 2019/630 amending the CRR (Regulation (EU) No
575/2013) for a prudential backstop reserve for non-performing exposure (NPE). This regulation results in a Pillar 1 deduction from CET 1 capital when a minimum loss coverage requirement is not met. It is applied to exposures originated and defaulted after April 25, 2019.
In addition, in March 2018, the ECB published its “Addendum to the ECB Guidance to banks on non-performing loans:
supervisory expectations for prudential provisioning of non-performing exposures” and in August 2019, its “Communication on supervisory coverage expectations for NPEs”.
The ECB guidance issued is applicable to all newly defaulted loans after April 1, 2018 (ECB - new NPE’s after April 1,
2018) and, similar to the EU rules, it requires banks to take measures in case a minimum impairment coverage requirement is not met. Within the annual SREP discussions ECB may impose Pillar 2 measures on banks in case ECB is not confident with measure taken by the individual bank.
For the year end 2020, the bank introduced a framework to determine the prudential provisioning of non-performing exposure as a Pillar 2 measure as requested in the before mentioned ECB’s guidance and SREP recommendation.
For the minimum loss coverage expectation for NPE´s arising from clients defaulted before April 1, 2018 (ECB – NPE
Stock) a phase-in path to 100% coverage expectation was envisaged with an annual increase of 10%. In a first step, banks were allocated to three comparable groups on the basis of the bank’s net NPL ratios as of end-2017 and in a second step an assessment of capacity regarding the potential impact was carried out for each individual bank with a horizon of end-2026. Deutsche Bank has been assigned to Group 1 which requires a full applicability of 100% minimum loss coverage by year end 2024 for secured loans respectively by year end 2023 for unsecured loans.
The shortfall between the minimum loss coverage requirements for non-performing exposure and the risk reserves recorded in line with the IFRS 9 for defaulted (Stage 3) assets amounted to € 657 million as of December 31, 2025 and was deducted from CET 1. This additional CET 1 charge can be considered as additional regulatory loss reserve and leads to a € 2.6 billion RWA relief.
Non-performing exposure loss coverage

	Dec 31, 2025
in € m. (unless stated otherwise)	Exposure value[1]	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	2,954	838	1,520	163
Investment Bank	10,931	2,709	4,700	362
Private Bank	7,276	1,735	4,090	61
Asset Management	—	—	—	—
Corporate & Other	791	106	254	70
Total	21,952	5,388	10,563	657
1Exposure value in accordance with Article 47c CRR

	Dec 31, 2024
in € m. (unless stated otherwise)	Exposure value[1]	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	4,107	696	1,818	48
Investment Bank	9,602	3,355	4,986	171
Private Bank	8,139	1,224	3,674	53
Asset Management	—	—	—	—
Corporate & Other	969	58	177	29
Total	22,817	5,334	10,654	302
1Exposure value in accordance with Article 47c CRR

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Development of risk-weighted assets
The table below provides an overview of RWA broken down by risk type and segment. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments. As of December 31, 2025, the output floor for RWA according to CRR3 had no impact on Deutsche Bank´s
RWA based on the currently applicable regulation.
Risk-weighted assets by risk type and segment

	Dec 31, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	60,942	97,311	77,192	10,192	14,537	260,174
Settlement Risk	—	91	—	—	44	135
Credit Valuation Adjustment (CVA)	—	2,328	58	3	201	2,591
Market Risk	201	18,809	20	7	2,012	21,050
Operational Risk	10,844	17,873	14,726	5,318	14,422	63,183
Total	71,988	136,412	91,996	15,520	31,216	347,133

	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement Risk	—	4	—	—	11	15
Credit Valuation Adjustment (CVA)	29	2,907	161	—	334	3,431
Market Risk	248	16,270	27	31	2,390	18,965
Operational Risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427
RWA of Deutsche Bank were € 347.1 billion as of December 31, 2025, compared to € 357.4 billion at the end of 2024.
The decrease of € 10.3 billion, thereof € 3.4 billion from the introduction of CRR3, was driven by credit risk RWA and credit valuation adjustment RWA, partially offset by operational risk RWA and market risk RWA.
Credit risk RWA decreased by € 16.8 billion, including an impact of € 5.0 billion from the introduction of CRR3, as detailed further below, as well as foreign exchange movements and capital efficiency measures. This was partially offset by credit risk RWA increases from Deutsche Bank´s business growth in 2025.
Credit valuation adjustment RWA decreased by € 0.8 billion, primarily driven by reduced exposures, as well as hedging activities offsetting the initial impact from the introduction of the new Basic Approach under CRR3.
Deutsche Bank´s operational risk RWA increased by € 5.1 billion, driven by the move from the advanced measurement approach to the new standardized measurement approach for operational risks under CRR3.
Market risk RWA increased by € 2.1 billion, primarily driven by Stressed-Value-at-Risk (SVaR) due to changes in sovereign bond exposure under Fixed Income and Currencies Trading business.
The tables below provide an analysis of the key drivers for risk-weighted asset movements observed for credit risk, credit valuation adjustments as well as market risk in the reporting period. They also show the corresponding movements in minimum capital requirements, which are 8% of RWA.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Development of risk-weighted assets for Credit Risk including Counterparty Credit Risk

	Dec 31, 2025		Dec 31, 2024
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	276,955	22,156	265,789	21,263
Book size	3,645	292	4,944	396
Book quality	(1,371)	(110)	(7,793)	(623)
Model updates	4,110	329	3,668	293
Methodology and policy	(10,901)	(872)	3,443	275
Acquisition and disposals	—	—	—	—
Foreign exchange movements	(13,506)	(1,080)	5,410	433
Other	1,242	99	1,494	119
Credit risk RWA balance, end of year	260,174	20,814	276,955	22,156
Of which: Development of risk-weighted assets for Counterparty Credit Risk

	Dec 31, 2025		Dec 31, 2024
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	19,470	1,558	19,868	1,589
Book size	1,588	127	(1,194)	(96)
Book quality	(42)	(3)	(47)	(4)
Model updates	(895)	(72)	186	15
Methodology and policy	(169)	(14)	—	—
Acquisition and disposals	—	—	—	—
Foreign exchange movements	(1,361)	(109)	657	53
Other	—	—	—	—
Counterparty credit risk RWA balance, end of year	18,590	1,487	19,470	1,558
Organic changes in the Group´s portfolio size and composition are considered in the category “book size”. The category
“book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g., applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” shows significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.
RWA for credit risk decreased by € 16.8 billion, or 6.1%, since December 31, 2024, which was mainly driven by the categories “foreign exchange movements”, “methodology and policy” as well as “book quality” and was partly offset by categories “model updates”, “book size” and “other”.
The decrease in category “methodology and policy” reflects impacts from the introduction of CRR3. In this regard, the two major drivers were the adoption of the rule to deduct exposures for collective investment undertakings that are assigned to a risk weight of 1,250% and reduced risk weights for exchange traded equity exposures. Additionally, this category includes impacts from the remediation of regulatory obligations as well as a refinement on the application of the scaling factor on collaterals, which were partly offset by impacts from the introduction of new margin of conservatisms on key model inputs.
The decrease in category “book quality” is mainly driven by RWA reductions from capital efficiency measures, partly offset by counterparty rating deteriorations.
The aforementioned decreases were partly offset by increases in category “model updates”, primarily due to refinements of Deutsche Bank´s IRBA model including the recalibration of margin of conservatisms applied on key model inputs.
The increase in category “book size” is reflecting Deutsche Bank´s business growth in 2025, especially within the
Investment Bank and the Corporate Bank, as well as market movements along with higher equity shares in guaranteed funds, partly offset by capital efficiency measures in the form of synthetic securitizations.
Additionally, the increase in category “other” reflects higher RWA for deferred tax assets, including the effects from the discontinuation of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR, and investments in financial sector entities.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

RWA for counterparty credit risk decreased by € 0.9 billion, or 4.5%, since December 31, 2024, mainly driven by the decrease in categories “foreign exchange”, “model updates” and “methodology and policy”, partly offset by category
“book size”. The decrease in category “model updates” mainly reflects refinements of internal models. Additionally, the reduction in category “methodology and policy” is mainly driven by impacts from the introduction of CRR3. The aforementioned decreases were partly offset by an increase in category “book size”, reflecting a higher trading inventory.
Based on the CRR/CRD regulatory framework, Deutsche Bank is required to calculate RWA using the CVA which takes into account the credit quality of the bank´s counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures and fair-valued securities financing transactions.
Under CRR3, Deutsche Bank applies the Basic Approach for CVA (BA‑CVA) to determine the regulatory capital charges.
Development of risk-weighted assets for Credit Valuation Adjustment

	Dec 31, 2025		Dec 31, 2024
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	3,431	274	5,276	422
Movement in risk levels	(1,709)	(137)	(1,205)	(96)
Market data changes and recalibrations	—	—	(640)	(51)
Model updates	—	—	—	—
Methodology and policy	868	69	—	—
Acquisitions and disposals	—	—	—	—
Foreign exchange movements	—	—	—	—
CVA RWA balance, end of year	2,591	207	3,431	274
The development of CVA RWA is broken down into a number of categories: “Movement in risk levels”, which includes changes to the portfolio size and composition; “Market data changes and calibrations”, which includes changes in market data levels and volatilities as well as recalibrations; “Model updates”, which refers to changes to the IMM credit exposure model that are used for CVA RWA; “Methodology and policy”, which relates to changes to the regulation. Any significant business acquisitions or disposals would be presented in the category “Acquisitions and disposals”.
As of December 31, 2025, the RWA for CVA amounted to € 2.6 billion, representing a decrease of € 0.8 billion, or (24)%
compared to December 31, 2024. This includes € 1.7 billion decrease in movement in risk levels (primarily driven by reduced exposure as well as hedging activities) and € 0.9 billion increase in methodology and policy update (the introduction of the new basic approach under CRR3).
Development of risk-weighted assets for Market Risk

	Dec 31, 2025
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	2,705	6,204	6,268	3,787	18,965	1,517
Movement in risk levels	(1,610)	797	(449)	312	(950)	(76)
Market data changes and recalibrations	1,572	1,933	—	58	3,563	285
Model updates/changes	49	(27)	(168)	—	(147)	(12)
Methodology and policy	—	—	—	(120)	(120)	(10)
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	—	—	—	(261)	(261)	(21)
Other	—	—	—	—	—	—
Market risk RWA balance, end of year	2,716	8,907	5,651	3,776	21,050	1,684

	Dec 31, 2024
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	3,750	7,090	7,129	3,542	21,510	1,721
Movement in risk levels	(307)	(513)	(860)	(194)	(1,874)	(150)
Market data changes and recalibrations	(767)	(336)	—	330	(773)	(62)
Model updates/changes	29	(37)	—	—	(8)	(1)
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	—	—	—	109	109	9
Other	—	—	—	—	—	—
Market risk RWA balance, end of year	2,705	6,204	6,268	3,787	18,965	1,517

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

The analysis for market risk covers movements in the bank’s internal models for value-at-risk (VaR), stressed value-at-risk, incremental risk charge (IRC) as well as results from the market risk standardized approach (MRSA), which is captured in the category “Other”. MRSA is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/CRD regulations.
Market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “Market data changes and recalibrations” category. Changes to market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category “Model updates”. In the
“Methodology and policy” category regulatory driven changes to market risk RWA models and calculations are reported.
Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of
“Foreign exchange movements” are only calculated for the CRM and Standardized approach methods.
As of December 31, 2025 the RWA for market risk was € 21.0 billion, an increase of € 2.1 billion, or 11% since December
31, 2024. The increase was driven by higher stressed value-at-risk RWA due to changes in sovereign bond exposure under Fixed Income and Currencies Trading business.
Development of risk-weighted assets for operational risk
The overall increase of RWA for operational risk by € 5.1 billion during 2025 was driven by the transition to the standardized measurement approach as laid out in the CRR3 as well as the bank’s revenue development as its primary driver. As this approach does not distinguish operational risk loss event type categories, the related granular reporting of operational risk exposures is discontinued.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Economic Capital Adequacy
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) aims at maintaining the continuity of the bank on an ongoing basis. Internal capital adequacy is assessed from an economic perspective as the ratio of economic capital supply divided by economic capital demand as shown in the table below.
Economic capital supply and demand

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Components of economic capital supply
Shareholders' equity[1]	66,933	66,276
Noncontrolling interests[2]	922	957
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Gain on sale of securitizations, cash flow hedges	49	(36)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	247	131
Additional valuation adjustments	(1,667)	(1,680)
Intangible assets	(3,513)	(3,847)
IFRS deferred tax assets excl. temporary differences	(3,006)	(4,073)
Expected loss shortfall	(2,579)	(3,037)
Defined benefit pension fund assets	(1,137)	(1,174)
Other adjustments[1]	(2,192)	(2,833)
Economic capital supply	50,474	48,119

Components of economic capital demand
Credit risk	13,395	12,507
Market risk	9,970	8,667
Operational risk	4,960	4,645
Strategic risk	1,980	1,936
Diversification benefit	(4,234)	(3,530)
Total economic capital demand	26,071	24,225

Economic capital adequacy ratio	194%	199%
1Prior year’s comparatives aligned to presentation in the current year
2Includes noncontrolling interest up to the economic capital requirement for each subsidiary
The economic capital adequacy ratio was 194% as of December 31, 2025, compared with 199% as of December 31,
2024. The overall decline was due to an increase in economic capital demand for market risk, credit risk and operational risk which is explained in the section “Risk Profile”. This was partly offset by an increase in economic capital supply.
The increase in economic capital supply by € 2.4 billion compared to year-end 2024 was mainly driven by a positive net income of € 6.9 billion, lower capital deductions from deferred tax assets of € 1.1 billion, from valuation differences between carrying and fair values for debt securities held to collect of € 0.7 billion, from expected loss shortfall of
€ 0.5 billion and from intangible assets of € 0.3 billion as well as unrealized gains and losses of € 0.3 billion. These increases were partly offset by € 3.6 billion from deductions for future shareholder distributions relating to the Group’s
50% payout ratio policy in respect of financial year 2025 and accrued AT1 coupon payments, € 3.2 billion from foreign currency translation adjustments, € 0.3 billion of executed share buyback program, € 0.1 billion from equity compensation and € 0.1 billion from actuarial gains and losses.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Leverage Ratio
Leverage Ratio according to CRR/CRD framework
The non-risk-based leverage ratio is intended to act as a supplementary measure to the risk-based capital requirements.
Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk-based requirements with a simple, non-risk based “backstop” measure.
Deutsche Bank calculates its leverage ratio exposure in accordance with Articles 429 to 429g of the CRR.
The Group’s total leverage ratio exposure includes derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).
The leverage exposure for derivatives is calculated by using a modified version of the standardized approach for counterparty credit risk (SA-CCR), comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of purchased credit derivative protection on the same reference name provided certain conditions are met.
The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.
The off-balance sheet exposure component follows the standardized approach for credit risk with credit risk conversion factors (CCF) based on five different buckets (100% for bucket 1, 50% for bucket 2, 40% for bucket 3, 20% for bucket 4 and 10% for bucket 5).
The on-balance sheet exposures (excluding derivatives and SFTs) component reflects the accounting values of the assets
(excluding derivatives, SFTs and regular-way purchases and sales awaiting settlement). The exposure value of regular-
way purchases and sales awaiting settlement is determined as offset between those cash receivables and cash payables where the related regular-way sales and purchases are both settled on a delivery-versus payment basis.
Assets can be excluded from the leverage ratio exposure measure if they have been deducted in the determination of
Tier 1 capital. The corresponding regulatory adjustments are reflected in the asset amounts deducted in determining
Tier 1 capital component.
The following tables show the leverage ratio exposure and the leverage ratio. For further details on Tier 1 capital please also refer to the section “Development of Own Funds”.
Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Dec 31, 2025	Dec 31, 2024
Total assets as per published financial statements	1,435	1,387
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(2)	2
Adjustments for derivative financial instruments	(113)	(156)
Adjustment for securities financing transactions (SFTs)	8	4
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	128	158
Other adjustments	(128)	(79)
Leverage ratio total exposure measure	1,327	1,316

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Tier 1 capital	61	61

Derivative exposures	130	137
Securities financing transaction exposures	159	152
Off-balance sheet exposures	128	158
On-balance sheet exposures (excluding derivatives and SFTs)	924	883
Asset amounts deducted in determining Tier 1 capital	(13)	(13)
Leverage ratio total exposure measure	1,327	1,316

Leverage ratio (in %)	4.6	4.6
Factors impacting the leverage ratio
As of December 31, 2025, Tier 1 capital was € 60.8 billion, essentially flat compared to the prior year. For main drivers of the Tier 1 capital development please refer to section “Development of Own Funds”.
During the year 2025 the leverage exposure increased by € 11.5 billion to € 1,327.4 billion, largely driven by on-balance sheet exposures (excluding derivatives and SFTs), which increased by € 41.5 billion, and the leverage exposure for securities financing transactions (SFTs), which increased by € 7.1 billion, both largely in line with the development on the balance sheet. For additional information on the development of the balance sheet please refer to the section
“Movements in assets and liabilities” in this report. These increases were partly offset by off-balance sheet leverage exposures, which declined by € 30.4 billion, of which € 15.7 billion related to a changed treatment of chargeback risk in a specific payments business and € 11.3 billion impact from changed credit conversion factors under CRR3. Furthermore, the leverage exposure related to derivatives decreased by € 6.9 billion, driven by replacement costs under the standardized approach for Counterparty Credit Risk (SA-CCR) and effective notional amounts of written credit derivatives, partly offset by potential future exposure add-ons under SA-CCR.
The development of the leverage exposure in 2025 included a negative foreign exchange impact of € 70.6 billion, mainly due to the weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
As of December 31, 2025, the leverage ratio was 4.6%, essentially flat compared to December 31, 2024. This takes into account a Tier 1 capital of € 60.8 billion over an applicable exposure measure of € 1,327.4 billion as of December 31,
2025 (€ 60.8 billion and € 1,315.9 billion as of December 31, 2024, respectively).
The initial effect of the implementation of CRR3 amounted to 6 basis points, comprising a Tier 1 capital reduction of
€ 0.4 billion and a decrease of € 27.0 billion in leverage exposure.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Minimum Requirement of Own Funds and Eligible Liabilities and Total Loss
Absorbing Capacity
MREL Requirements
The minimum requirement for own funds and eligible liabilities (MREL) was introduced by the European Union’s regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions (Single Resolution
Mechanism Regulation or SRMR) and the European Union’s Directive establishing a framework for the recovery and resolution of credit institutions (Bank Recovery and Resolution Directive or BRRD) as implemented into German law by the German Recovery and Resolution Act.
The currently required level of MREL is determined by the competent resolution authorities for each supervised bank individually, depending on the respective preferred resolution strategy. In the case of Deutsche Bank AG, MREL is determined by the Single Resolution Board. While there is no statutory minimum level of MREL, the SRMR, BRRD and a delegated regulation set out criteria which the resolution authority must consider when determining the relevant required level of MREL. Guidance is provided through an MREL policy published annually by the SRB. Any binding MREL ratio determined by the SRB is communicated to Deutsche Bank via the German Federal Financial Supervisory Authority
(BaFin).
As a result of its regular annual review the SRB has updated Deutsche Bank AG’s binding MREL ratio requirements in the second quarter of 2025 applicable immediately. The MREL ratio requirement on a consolidated basis is now 25.98% of
RWA and 7.03% of LRE, of which 19.81% of RWA and 7.03% of Leverage Ratio Exposure must be met with own funds and subordinated instruments.
The combined buffer requirements of 5.13% as of December 31, 2025 must be met in addition to the RWA based MREL and subordinated MREL requirements.
TLAC Requirements
Since June 27, 2019, Deutsche Bank, as a global systemically important bank, has also become subject to global minimum standards for its Total Loss-Absorbing Capacity (TLAC). The TLAC requirement was implemented via amendments to the Capital Requirements Regulation and the Capital Requirements Directive provided in June 2019 with the publication of Regulation (EU) 2019/876 and Directive (EU) 2019/878.
This TLAC requirement is based on both risk-based and non-risk-based denominators and set at the higher-of 18% of
RWA plus the combined buffer requirements and 6.75% of LRE since January 1, 2022.
MREL ratio development
As of December 31, 2025, available MREL were € 131.0 billion, corresponding to a ratio of 37.74% of RWA and 9.87% of
LRE. This means that Deutsche Bank has a MREL surplus of € 23.0 billion above Deutsche Bank’s MREL requirement of
€ 108.0 billion (i.e., 31.11% of RWA including combined buffer requirement). Compared to December 31, 2024 the surplus remained almost unchanged as a higher MREL requirement and lower MREL capacity were offset by lower RWA.
€ 114.9 billion of Deutsche Bank’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.11% of RWA and 8.66% of LRE, a buffer of € 21.6 billion over Deutsche Bank’s subordination requirement of € 93.3 billion (i.e., 7.03% of LRE). Compared to December 31, 2024 , the surplus has decreased due to a higher subordinated MREL requirement, higher LRE and lower own funds and subordinated liabilities.
TLAC ratio development
As of December 31, 2025, TLAC was € 114.9 billion and the corresponding TLAC ratios were 33.11% of RWA and 8.66%
of LRE. This means that Deutsche Bank has a TLAC surplus of € 25.3 billion over its TLAC requirement of € 89.6 billion
(6.75% of LRE). Compared to December 31, 2024 the surplus has decreased due to higher LRE and lower TLAC.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

MREL and TLAC disclosure

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	49,266	49,457
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,518	11,378
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,050	7,676
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	30	628
Tier 2 (T2) capital instruments eligible under TLAC/MREL	7,080	8,304
Total regulatory capital elements of TLAC/MREL	67,864	69,139

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	47,071	49,352
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Total Loss Absorbing Capacity (TLAC)	114,936	118,491
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	114,936	118,491
Senior preferred plain vanilla	7,706	8,939
Senior preferred structured	8,381	6,441
Available Minimum Own Funds and Eligible Liabilities (MREL)	131,023	133,871

Risk Weighted Assets (RWA)	347,133	357,427
Leverage Ratio Exposure (LRE)	1,327,441	1,315,906

TLAC ratio
TLAC ratio (as percentage of RWA)	33.11	33.15
TLAC requirement (as percentage of RWA)	23.13	23.21
TLAC ratio (as percentage of Leverage Exposure)	8.66	9.00
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	34,641	35,538
TLAC surplus over LRE requirement	25,334	29,667

MREL subordination
MREL subordination ratio (as percentage of RWA)	33.11	33.15
MREL subordination requirement (as percentage of RWA)	24.94	24.60
MREL subordination ratio (as percentage of LRE)	8.66	9.00
MREL subordination requirement (as percentage of LRE)	7.03	6.95
MREL subordination surplus over RWA requirement	28,358	30,570
MREL subordination surplus over LRE requirement	21,617	27,036

MREL ratio
MREL ratio (as percentage of RWA)	37.74	37.45
MREL requirement (as percentage of RWA)	31.11	30.98
MREL ratio (as percentage of LRE)	9.87	10.17
MREL requirement (as percentage of LRE)	7.03	6.95
MREL surplus over RWA requirement	23,026	23,146
MREL surplus over LRE requirement	37,704	42,415

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

Own Funds and Eligible Liabilities
To meet the MREL and TLAC requirement, Deutsche Bank needs to ensure that enough eligible liabilities instruments are maintained. Instruments eligible for MREL and TLAC are regulatory capital instruments (own funds) and liabilities that meet certain criteria, which are referred to as eligible liabilities.
Own funds used for MREL and TLAC include the full amount of Tier 2 capital instruments with a remaining maturity of greater than 1 year and less than 5 years which are reflected in regulatory capital on a pro-rata basis only.
Eligible liabilities are liabilities issued out of the resolution entity Deutsche Bank AG that meet eligibility criteria which are supposed to ensure that they are structurally suited as loss-absorbing capital. As a result, eligible liabilities exclude deposits which are covered by an insurance deposit protection scheme or which are preferred under German insolvency law (e.g., deposits from private individuals as well as small and medium-sized enterprises). Among other things, secured liabilities and derivatives liabilities are generally excluded as well. Debt instruments with embedded derivative features can be included under certain conditions (e.g., a known and fixed or increasing principal). In addition, eligible liabilities must have a remaining time to maturity of at least one year and must either be issued under the law of a Member State of the European Union or must include a bail-in clause in their contractual terms to make write-down or conversion effective.
In addition, eligible liabilities need to be subordinated to be counted against the TLAC and MREL subordination requirements. Effective January 1, 2017, the German Banking Act provided for a new class of statutorily subordinated debt securities that rank as senior non-preferred below the bank’s other senior liabilities (but in priority to the bank’s contractually subordinated liabilities, such as those qualifying as Tier 2 instruments). Following a harmonization effort by the European Union implemented in Germany effective July 21, 2018, banks are permitted to now decide if a specific issuance of eligible senior debt will be in the non-preferred or in the preferred category. Any such senior non-preferred debt instruments issued by Deutsche Bank AG under such rules rank on parity with its outstanding debt instruments that were classified as senior non-preferred under the prior rules. All these senior non-preferred issuances meet the TLAC and
MREL subordination criteria.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Credit Risk Exposure
Deutsche Bank defines its credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations as defined under ‘Credit Risk Framework’.
Maximum Exposure to Credit Risk
The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in the financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities-
related collateral. In relation to collateral, the Group applies internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure
Maximum Exposure to Credit Risk

	Dec 31, 2025
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost³
Cash and central bank balances	164,664	164,664	—	—		—
Interbank balances (w/o central banks)	6,963	6,963	—			—
Central bank funds sold and securities purchased under resale agreements	37,509	37,509	—	37,376		37,376
Securities borrowed	6	6	—	6		6
Loans	478,676	478,676	—	256,542	49,168	305,711
Other assets subject to credit risk[4,5]	109,327	103,258	26,084	1,133	258	27,475
Total financial assets at amortized cost³	797,145	791,076	26,084	295,057	49,426	370,568
Financial assets at fair value through profit or loss[6]
Trading assets	142,273		—	1,525	895	2,419
Positive market values from derivative financial instruments	241,328		180,485	45,678	10	226,173
Non-trading financial assets mandatory at fair value through profit or loss	123,517		1,774	111,207	495	113,476
Of which:
Securities purchased under resale agreement	95,802		1,774	94,028	—	95,802
Securities borrowed	16,513		—	16,271		16,271
Loans	3,370			840	495	1,335
Financial assets designated at fair value through profit or loss	—		—			—
Total financial assets at fair value through profit or loss	507,119	—	182,259	158,410	1,399	342,068
Financial assets at fair value through OCI	43,644	43,644		1,342	1,232	2,574
Of which:
Securities purchased under resale agreement	1,128	1,128	—	90		90
Securities borrowed	—	—				—
Loans	4,432	4,432		20	1,232	1,252
Total financial assets at fair value through OCI	43,644	43,644	—	1,342	1,232	2,574
Financial guarantees and other credit related contingent liabilities⁷	79,092	79,092		4,619	9,928	14,547
Revocable and irrevocable lending commitments and other credit related commitments⁷	274,305	272,072		24,219	7,348	31,567
Total off-balance sheet	353,397	351,164	—	28,838	17,276	46,114

Maximum exposure to credit risk	1,701,304	1,185,884	208,344	483,647	69,333	761,323
1 Does not include credit derivative notional sold (€ 620.2 billion ) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts

	Dec 31, 2024
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost³
Cash and central bank balances	147,511	147,511	—	—	−	—
Interbank balances (w/o central banks)	6,169	6,169	—	—	—	—
Central bank funds sold and securities purchased under resale agreements	40,802	40,802	—	40,580	−	40,580
Securities borrowed	44	44	—	32	−	32
Loans	484,603	484,603	—	264,252	44,211	308,463
Other assets subject to credit risk[4,5]	82,015	76,685	24,794	1,668	270	26,732
Total financial assets at amortized cost³	761,144	755,814	24,794	306,532	44,481	375,807
Financial assets at fair value through profit or loss⁶
Trading assets	134,118		0	1,207	612	1,819
Positive market values from derivative financial instruments	291,754		229,560	45,613	115	275,288
Non-trading financial assets mandatory at fair value through profit or loss	113,433	−	1,638	103,339	292	105,269
Of which:
Securities purchased under resale agreement	88,736	−	1,638	87,091	—	88,729
Securities borrowed	15,913	−	—	15,671	—	15,671
Loans	1,954	−	−	485	272	757
Financial assets designated at fair value through profit or loss	—	−	—	—	—	—
Total financial assets at fair value through profit or loss	539,304		231,198	150,159	1,019	382,376
Financial assets at fair value through OCI	42,090	42,090	—	4,077	1,168	5,245
Of which:
Securities purchased under resale agreement	2,786	2,786	—	2,455	0	2,455
Securities borrowed	0	0	−	0	0	0
Loans	5,068	5,068	−	454	1,168	1,621
Total financial assets at fair value through OCI	42,090	42,090	—	4,077	1,168	5,244
Financial guarantees and other credit related contingent liabilities⁷	73,468	73,467	−	4,410	9,227	13,637
Revocable and irrevocable lending commitments and other credit related commitments⁷	269,699	268,373	−	21,737	8,227	29,964
Total off-balance sheet	343,167	341,840	—	26,147	17,455	43,602

Maximum exposure to credit risk	1,685,705	1,139,745	255,993	486,915	64,122	807,029
1 Does not include credit derivative notional sold (€ 597.9 billion ) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts
The overall increase in maximum exposure to credit risk for December 31, 2025 was € 15.6 billion mainly driven by increases of € 27.3 billion in other assets subject to credit risk, € 17.2 billion in cash and central bank balances, € 10.2 billion in off-balance sheet exposure, € 8.2 billion in trading assets, and € 7.1 billion in securities purchased under resale agreement at fair value through profit or loss. These increases were partly offset by a decrease in positive market values from derivative financial instruments by € 50.4 billion.
Trading assets as of December 31, 2025, included traded bonds of € 126.6 billion (€ 120.0 billion as of December 31,
2024) of which over 82% were investment-grade (over 82% as of December 31, 2024).

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Credit Enhancements are split into three categories: netting, collateral and guarantees/credit derivatives. Haircuts, parameter setting for regular margin calls as well as expert judgments for collateral valuation are employed to prevent market developments from leading to a build-up of uncollateralized exposures. All categories are monitored and reviewed regularly. Overall credit enhancements received are diversified and of adequate quality being largely cash, highly rated government bonds and third-party guarantees mostly from well rated banks and insurance companies.
These financial institutions are domiciled mainly in European countries and the United States. Furthermore, the bank has collateral pools of highly liquid assets and mortgages (principally consisting of residential properties mainly in Germany)
for the homogeneous retail portfolio.
Main Credit Exposure Categories
The tables in this section show details about several of Deutsche Bank’s main credit exposure categories, namely Loans,
Revocable and Irrevocable Lending Commitments, Contingent Liabilities, Over-The-Counter (“OTC”) Derivatives, Debt
Securities and Repo and repo-style transactions:
–“Loans” are gross loans as reported on the bank´s balance sheet at amortized cost, loans at fair value through profit and loss and loans at fair value through other comprehensive income before deduction of allowance for credit losses;
this includes “Traded loans” that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold; from a regulatory perspective the latter category principally covers trading book positions
–“Revocable and irrevocable lending commitments” consist of the undrawn portion of revocable and irrevocable lending-related commitments
–“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements)
–“OTC derivatives” are the bank’s credit exposures from over-the-counter derivative transactions that the Group has entered into, after netting and cash collateral received; on the bank’s balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case only applying cash collateral received and netting eligible under IFRS
–“Debt securities” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, as reported on the bank´s balance sheet within accounting categories at amortized cost and at fair value through other comprehensive income before deduction of allowance for credit losses, it also includes category at fair value through profit and loss; this includes “Traded bonds”, which are bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term; from a regulatory perspective the latter category principally covers trading book positions
–“Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions, only applying collateral received and netting eligible under IFRS.
Although considered in the monitoring of maximum credit exposures, the following are not included in the details of the
Group’s main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (without central banks), assets held for sale, accrued interest receivables, traditional securitization positions.
Unless stated otherwise, the tables below reflect credit exposure before the consideration of collateral and risk mitigation or structural enhancements, except for OTC derivatives wherein they are post credit enhancements.
Main Credit Exposure Categories by Business Divisions

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	119,570	21	685	4,116	169,251	73,258	29
Investment Bank	115,325	12,803	2,685	316	67,846	2,824	22,141
Private Bank	246,594	6	—	—	36,961	2,945	497
Asset Management	3	—	—	—	124	10	—
Corporate & Other	(2,816)[8]	13	—	—	123	56	1,669
Total	478,676	12,842	3,370	4,432	274,305	79,092	24,336

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	50	11	—	10,078	—	—	377,069
Investment Bank	5,170	130,177	3,173	27,436	112,314	—	502,208
Private Bank	373	—	—	—	—	—	287,376
Asset Management	—	5,050	62	—	—	—	5,249
Corporate & Other	34,679	336	34,849	—	—	1,128	70,039
Total	40,272	135,575	38,084	37,514	112,315	1,128	1,241,941
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Negative balance in Corporate and Other business for loans at amortized cost is due to portfolio hedge accounting program principally related to Private Bank’s mortgages business.

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	116,674	212	508	4,110	170,667	67,067	47
Investment Bank	110,077	11,068	1,443	958	61,692	3,268	24,030
Private Bank	257,476	6	—	—	37,110	2,815	391
Asset Management	1	—	—	—	130	9	—
Corporate & Other	375	93	3	—	100	309	2,431
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[1]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	266	14	—	9,033	—	—	368,598
Investment Bank	5,369	122,813	1,268	31,813	104,248	—	478,047
Private Bank	409	1	1	—	—	—	298,209
Asset Management	—	4,526	82	—	—	—	4,748
Corporate & Other	15,595	390	32,885	—	401	2,786	55,368
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
Deutsche Bank’s total main credit exposure increased by € 37.0 billion year-on-year with € 24.2 billion in Investment
Bank mainly driven by debt securities and higher repo and repo style holding due to increased firm trading activities and client flows, as well as growth in loans and € 8.5 billion in the Corporate Bank mainly driven by growth in off balance sheet exposure due to new and refinanced deals. Exposure increases have been observed across all the products included in main credit exposures by business divisions, except for Private Bank, where a decrease of € 10.8 billion was observed.
Main Credit Exposure Categories by Industry Sectors
The below tables give an overview of the bank’s credit exposure by industry based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard
European industry classification system and does not have to be congruent with an internal risk based view applied elsewhere in this report.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Agriculture, forestry and fishing	346	2	—	—	262	13	—
Mining and quarrying	1,964	1,629	41	—	4,533	1,410	853
Manufacturing	26,496	747	195	814	53,985	13,742	789
Electricity, gas, steam and air conditioning supply	4,787	256	5	82	8,956	4,009	207
Water supply, sewerage, waste management and remediation activities	675	39	—	4	1,042	405	141
Construction	4,628	451	179	55	4,764	3,732	74
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,094	375	178	699	17,358	6,106	239
Transport and storage	4,580	36	2	98	5,784	1,524	184
Accommodation and food service activities	3,560	81	33	—	1,393	150	4
Information and communication	8,920	1,172	22	396	13,486	2,863	351
Financial and insurance activities⁸	129,848	5,441	1,354	1,845	97,880	38,349	19,636
Real estate activities⁹	45,505	1,445	147	56	7,566	321	185
Professional, scientific and technical activities	9,873	269	118	238	12,733	4,125	42
Administrative and support service activities	6,820	128	161	62	5,163	907	226
Public administration and defense, compulsory social security	7,758	384	10	—	8,755	148	358
Education	249	76	—	—	153	14	33
Human health services and social work activities	3,808	91	—	8	1,784	93	17
Arts, entertainment and recreation	851	17	—	13	1,255	96	18
Other service activities	8,731	191	923	62	3,043	833	713
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	188,183	—	—	—	24,412	249	265
Activities of extraterritorial organizations and bodies	4	12	—	—	1	4	1
Total	478,676	12,842	3,370	4,432	274,305	79,092	24,336

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	—	16	—	—	—	—	640
Mining and quarrying	—	595	—	—	—	—	11,025
Manufacturing	—	1,362	57	52	37	—	98,274
Electricity, gas, steam and air conditioning supply	49	766	94	—	—	—	19,210
Water supply, sewerage, waste management and remediation activities	—	71	11	—	—	—	2,386
Construction	360	377	260	—	—	—	14,881
Wholesale and retail trade, repair of motor vehicles and motorcycles	118	446	6	—	—	—	46,620
Transport and storage	243	408	25	—	—	—	12,883
Accommodation and food service activities	—	88	2	—	—	—	5,311
Information and communication	7	1,930	—	—	3	—	29,151
Financial and insurance activities⁸	6,916	35,177	3,810	37,362	111,332	1,128	490,078
Real estate activities⁹	81	1,314	215	101	2	—	56,939
Professional, scientific and technical activities	—	556	119	—	7	—	28,079
Administrative and support service activities	—	422	8	—	23	—	13,920
Public administration and defense, compulsory social security	24,233	82,712	32,171	—	631	—	157,158
Education	—	207	82	—	—	—	814
Human health services and social work activities	108	206	86	—	—	—	6,201
Arts, entertainment and recreation	—	46	10	—	—	—	2,305
Other service activities	140	4,106	16	—	279	—	19,037
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	—	—	—	—	—	—	213,109
Activities of extraterritorial organizations and bodies	8,017	4,770	1,112	—	—	—	13,920
Total	40,272	135,575	38,084	37,514	112,315	1,128	1,241,940
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 108 billion, Asset-Backed Securities of € 47 billion, Banks of € 91 billion, Insurance of € 21 billion,
Financial Intermediaries of € 13 billion and Public Sector of € 16 billion , all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 31 billion

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Agriculture, forestry and fishing	336	—	—	—	239	24	1
Mining and quarrying	1,885	2,392	66	—	5,934	1,275	145
Manufacturing	26,634	525	5	1,195	56,933	14,331	1,205
Electricity, gas, steam and air conditioning supply	4,346	632	—	38	8,870	4,489	150
Water supply, sewerage, waste management and remediation activities	595	—	—	3	1,013	264	50
Construction	4,330	244	—	30	3,039	3,244	13
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	165	103	809	18,290	6,339	180
Transport and storage	4,766	416	63	103	5,373	1,201	164
Accommodation and food service activities	2,665	64	—	19	1,314	150	2
Information and communication	8,930	757	16	237	16,501	3,014	384
Financial and insurance activities⁸	126,640	3,944	1,177	1,589	95,492	34,889	22,093
Real estate activities⁹	49,859	1,005	136	535	7,868	399	326
Professional, scientific and technical activities	6,276	133	—	214	5,754	2,129	161
Administrative and support service activities	8,921	319	95	161	5,025	493	138
Public administration and defense, compulsory social security	5,740	458	14	24	7,438	120	286
Education	295	17	—	—	99	55	55
Human health services and social work activities	4,130	29	—	12	1,850	91	46
Arts, entertainment and recreation	820	4	—	15	1,166	83	17
Other service activities	6,214	260	280	81	7,013	628	1,305
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	199,811	—	—	—	20,488	246	174
Activities of extraterritorial organizations and bodies	5	17	—	—	1	3	4
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	—	2	—	—	—	—	602
Mining and quarrying	41	553	2	—	—	—	12,293
Manufacturing	23	1,389	50	43	42	—	102,375
Electricity, gas, steam and air conditioning supply	71	915	28	—	—	—	19,541
Water supply, sewerage, waste management and remediation activities	—	143	1	—	—	—	2,070
Construction	264	344	285	—	—	—	11,793
Wholesale and retail trade, repair of motor vehicles and motorcycles	—	612	3	—	—	—	47,904
Transport and storage	159	461	3	—	—	—	12,710
Accommodation and food service activities	5	90	1	—	—	—	4,311
Information and communication	31	1,048	—	—	—	—	30,918
Financial and insurance activities⁸	5,379	29,863	5,671	40,437	104,150	2,786	474,108
Real estate activities⁹	198	1,277	181	324	7	—	62,114
Professional, scientific and technical activities	48	256	105	—	—	—	15,075
Administrative and support service activities	19	471	4	—	16	—	15,661
Public administration and defense, compulsory social security	14,160	83,873	27,354	—	110	—	139,577
Education	—	262	14	—	—	—	797
Human health services and social work activities	103	289	—	—	1	—	6,550
Arts, entertainment and recreation	—	19	—	—	—	—	2,124
Other service activities	433	3,514	13	42	207	—	19,991
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	—	—	—	—	—	—	220,720
Activities of extraterritorial organizations and bodies	704	2,362	522	—	117	—	3,735
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 108 billion, Asset-Backed Securities of € 49 billion, Banks of € 66 billion, Insurance of € 9 billion,
Financial Intermediaries of € 15 billion and Public Sector of € 17 billion, all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 36 billion
All credit exposures are subject to the same credit underwriting requirements stipulated in the bank’s “Principles for
Managing Credit Risk”, including various controls according to single name, country, industry and product/asset class-
specific concentration.
Material transactions, such as loans underwritten with the intention to sell down or distribute part of the risk to third parties, are subject to review and approval by senior credit risk management professionals and (depending upon size) an underwriting committee and/or the Management Board. High emphasis is placed on structuring and pricing such transactions so that de-risking can be achieved in a timely manner and – where Deutsche Bank takes market price risk –
to mitigate such market risk.
The Group’s credit exposure to the ten largest counterparties accounted for 11% of the bank’s aggregated total credit exposure in these categories as of December 31, 2025, compared with 11% as of December 31, 2024. The top ten counterparty exposures were well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.
The Group’s amortized cost loan exposure within above categories is mostly with borrowers of good credit quality.
Moreover, with the focus on the Corporate Bank and Investment Bank, loan exposure is subject to further risk mitigation through the bank’s e.g., Strategic Corporate Lending unit.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Deutsche Bank’s household loan exposure is principally associated with Private Bank portfolios.
The bank’s amortized cost loan exposure of € 45.5 billion to Real Estate activities as reported above is based on NACE code classification and comprises of recourse and non-recourse financing, across various parts of the group and client segment. This includes € 18.8 billion of loans which is based on Deutsche Bank’s definition of non-recourse CRE loans.
For more information on non-recourse CRE loans, see section “Focus areas”.
The Group’s commercial real estate loans, primarily originated in the U.S. and Europe, are generally secured by first mortgages on the underlying real estate property. Deutsche Bank originates fixed and floating rate loans and selectively acquires (generally at substantial discount) sub-/non-performing loans sold by financial institutions. The underwriting process is stringent and the exposure is managed under separate portfolio limits. Credit underwriting policy guidelines provide that LTV ratios of generally less than 80% are adhered to loan origination. Additionally, given the significance of the underlying collateral, independent external appraisals are commissioned for all secured loans by a valuation team
(part of the independent Credit Risk Management function) which is also responsible for reviewing and challenging the reported real estate values regularly. Deutsche Bank originates loans for distribution in the banking market or via securitization. In this context Deutsche Bank frequently retains a portion of the syndicated loans while securitized positions may be entirely sold (except where regulation requires retention of economic risk). Mezzanine or other junior tranches of debt are retained only in exceptional cases. The bank also participates in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other real estate operating companies.
Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and idiosyncratic events affecting the underlying properties. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.
Deutsche Bank’s exposure to Financial and Insurance Activities is € 490.1 billion as of December 31, 2025 which also includes exposures to Asset Backed Securities, Banks, Insurance, Financial intermediaries, Public Sector as well as to
Corporates including Holding Companies. Exposures are managed using bespoke risk management frameworks, trade-
by-trade approvals and relevant risk appetite metrics. Total loans across all applicable measurement categories amounted to € 138.5 billion, total repo and repo style transactions across all applicable measurement categories amounted to € 149.8 billion and off-balance sheet activities amounted to € 136.2 billion as of December 31, 2025 and were principally associated with Investment Bank and Corporate Bank portfolios, which were majorly held in North
America and Europe.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Main credit exposure categories by geographical region

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Europe	323,025	4,376	2,100	1,861	148,112	42,864	14,026
Of which:
Germany	208,034	460	935	538	73,322	16,477	3,631
United Kingdom	13,579	954	331	146	11,164	4,861	4,274
France	4,476	253	99	30	8,402	2,398	688
Luxembourg	18,397	839	316	163	9,740	466	2,033
Italy	23,710	124	34	172	4,263	5,299	148
Netherlands	8,969	262	25	394	8,150	2,458	1,093
Spain	15,592	56	47	109	3,827	4,788	151
Ireland	6,447	448	308	31	5,704	335	525
Switzerland	5,858	38	—	103	8,896	3,018	104
Poland	3,082	—	—	11	1,987	227	29
Belgium	1,914	81	—	61	1,584	519	148
Russian Federation⁸	12	—	—	—	—	—	—
Ukraine⁸	206	133[9]	—	—	363	8	—
Other Europe⁸	12,749	727	5	102	10,710	2,009	1,202
North America	105,390	4,474	910	1,507	105,259	18,588	4,730
Of which:
U.S.	91,357	4,252	547	1,357	97,229	16,755	3,158
Cayman Islands	6,155	128	322	77	2,762	1,025	1,032
Canada	2,478	94		53	3,378	195	138
Other North America	5,400	—	41	21	1,889	613	402
Asia/Pacific	39,770	1,669	344	963	17,504	16,093	4,511
Of which:
Japan	1,719	102	27	544	524	688	469
Australia	3,543	264	2	46	3,177	1,691	408
India	9,473	98	—	8	1,525	3,584	142
China	3,495	3	1	21	757	1,699	231
Singapore	4,142	88	3	98	2,086	1,260	287
Hong Kong	2,338	17	59	34	3,158	723	309
Other Asia/Pacific	15,059	1,097	251	211	6,278	6,449	2,665
Other geographical areas	10,491	2,322	16	101	3,430	1,548	1,068
Total	478,676	12,842	3,370	4,432	274,305	79,092	24,336

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	28,289	65,420	18,907	21,965	30,276	—	701,221
Of which:
Germany	426	7,002	4,075	1,470	286	—	316,657
United Kingdom	1,811	13,446	2,729	11,736	14,924	—	79,955
France	7,857	10,793	4,063	3,592	4,069	—	46,720
Luxembourg	149	3,076	15	—	4,013	—	39,207
Italy	6,030	8,845	961	3,380	805	—	53,771
Netherlands	50	2,220	41	169	32	—	23,863
Spain	1,490	3,763	588	1,123	27	—	31,561
Ireland	922	1,930	21	7	987	—	17,666
Switzerland	—	1,319	4	—	247	—	19,586
Poland	—	555	3,511	—	191	—	9,594
Belgium	5,572	5,208	2,022	—	—	—	17,109
Russian Federation⁸	—	—	1	—	—	—	13
Ukraine⁸	—	172	17	—	—	—	899
Other Europe⁸	3,983	7,090	861	487	4,696	—	44,621
North America	6,103	35,201	12,318	11,001	68,842	—	374,324
Of which:
U.S.	5,730	32,907	12,132	7,554	49,668	—	322,645
Cayman Islands	373	185	—	3,200	15,011	—	30,269
Canada	—	1,977	187	86	4,161	—	12,747
Other North America	—	132	—	161	1	—	8,662
Asia/Pacific	4,792	27,901	6,380	3,653	12,717	—	136,297
Of which:
Japan	5	2,666	2,028	157	7,179	—	16,108
Australia	3,145	2,507	294	—	1,315	—	16,393
India	569	6,750	55	—	16	—	22,220
China	118	2,289	249	90	240	—	9,192
Singapore	9	1,041	528	—	979	—	10,519
Hong Kong	13	410	567	—	662	—	8,289
Other Asia/Pacific	933	12,238	2,660	3,407	2,327	—	53,576
Other geographical areas	1,089	7,053	478	896	480	1,128	30,099
Total	40,272	135,575	38,084	37,514	112,315	1,128	1,241,941
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is de minimis

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost¹	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI²	Revocable and irrevocable lending commitments³	Contingent liabilities	at fair value through P&L⁴
Europe	326,256	3,420	702	1,843	146,860	42,033	15,611
Of which:
Germany	215,983	304	353	512	72,341	15,761	4,393
United Kingdom	11,044	365	23	163	12,589	4,418	3,594
France	4,319	69	39	33	6,967	2,111	746
Luxembourg	17,119	944	14	131	8,737	546	1,780
Italy	23,190	229	24	69	4,424	5,302	266
Netherlands	9,593	265	4	332	9,452	2,964	1,460
Spain	15,580	109	40	123	3,833	4,633	169
Ireland	6,483	271	195	61	5,057	295	568
Switzerland	6,050	19	—	196	8,562	2,548	434
Poland	2,890	—	—	15	2,358	181	5
Belgium	1,991	33	—	80	1,685	1,582	181
Russian Federation⁸	102	—	—	12	1	21	—
Ukraine⁸	98	172[9]	—	—	—	5	—
Other Europe⁸	11,813	639	10	116	10,855	1,665	2,016
North America	108,465	3,262	931	2,324	110,332	14,856	5,890
Of which:
U.S.	95,186	2,986	507	2,095	102,989	13,462	4,923
Cayman Islands	5,969	151	319	87	2,770	660	515
Canada	1,491	121	33	118	2,584	223	202
Other North America	5,819	4	72	24	1,989	511	250
Asia/Pacific	40,066	1,433	309	611	9,941	15,232	5,155
Of which:
Japan	1,744	151	42	77	532	645	598
Australia	3,404	238	—	9	2,918	1,371	512
India	9,001	24	25	—	1,405	3,789	104
China	4,245	4	95	24	443	1,852	754
Singapore	5,146	95	17	129	1,136	2,128	291
Hong Kong	3,062	90	—	87	723	366	229
Other Asia/Pacific	13,466	831	130	285	2,783	5,082	2,666
Other geographical areas	9,816	3,265	11	289	2,567	1,348	244
Total	484,603	11,380	1,954	5,068	269,699	73,468	26,899

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions⁷			Total
in € m.	at amortized cost⁵	at fair value through P&L	at fair value through OCI⁶	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	10,408	57,024	15,388	27,957	34,516	283	682,300
Of which:
Germany	321	7,899	1,887	2,033	855	—	322,643
United Kingdom	487	12,141	1,983	12,407	14,163	—	73,376
France	1,511	7,855	3,888	4,077	8,058	—	39,672
Luxembourg	—	2,699	472	127	3,615	—	36,184
Italy	4,914	8,038	985	4,144	1,425	—	53,011
Netherlands	87	2,014	33	—	71	—	26,276
Spain	1,489	4,096	359	1,388	33	—	31,853
Ireland	1,326	1,695	8	29	1,065	—	17,053
Switzerland	—	1,657	1	2,658	280	—	22,404
Poland	—	262	3,554	—	84	—	9,349
Belgium	—	4,197	1,572	—	5	—	11,325
Russian Federation⁸	—	3	—	—	—	—	138
Ukraine⁸	—	165	13	—	—	—	454
Other Europe⁸	273	4,304	634	1,094	4,861	283	38,562
North America	7,227	34,972	12,695	8,205	52,388	—	361,546
Of which:
U.S.	6,854	33,637	12,499	4,991	39,389	—	319,517
Cayman Islands	373	370	—	3,032	9,388	—	23,634
Canada	—	872	195	—	3,575	—	9,415
Other North America	—	93	—	182	36	—	8,979
Asia/Pacific	3,844	28,246	5,995	3,839	17,524	1,006	133,202
Of which:
Japan	6	2,985	964	178	8,815	—	16,736
Australia	2,526	2,374	311	212	2,720	—	16,596
India	658	6,630	75	—	—	681	22,391
China	—	4,400	274	—	952	—	13,042
Singapore	61	946	738	—	711	—	11,397
Hong Kong	9	559	553	—	329	—	6,007
Other Asia/Pacific	584	10,353	3,081	3,449	3,997	326	47,032
Other geographical areas	160	7,501	158	845	222	1,497	27,923
Total	21,638	127,744	34,236	40,846	104,649	2,786	1,204,970
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is de minimis
The tables above provide an overview of Deutsche Bank’s credit exposure by geographical region, allocated based on the counterparty’s country of domicile. The domicile view might differ from any internal risk based view applied elsewhere in this report.
The Group’s largest concentration of credit risk within loans from a regional perspective is in its home market Germany, with a significant share in households, which includes the majority of the mortgage lending and home loan business.
Within OTC derivatives, tradable assets as well as repo and repo-style transactions, the largest concentrations from a regional perspective were in Europe and North America.
Credit Exposure Classification
Deutsche Bank also classifies its credit exposure along business divisions, which is in line with the divisionally aligned chief risk officer mandates. The section below discloses the credit exposure of the Corporate Bank and the Investment
Bank together. The subsequent section provides the credit exposure for the Private Bank.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Corporate Bank and Investment Bank credit exposure
The tables below show the main Corporate Bank and Investment Bank Credit Exposure by product types and internal rating bands. Please refer to section "Measuring Credit Risk" for more details about the bank’s internal ratings.
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2025
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	17,345	519	135	239	21,928	3,933	8,234
iA	> 0.04 ≤ 0.11	45,423	120	248	677	67,516	36,422	6,687
iBBB	> 0.11 ≤ 0.5	77,819	3,438	1,146	2,844	92,128	23,430	5,513
iBB	> 0.5 ≤ 2.27	66,044	4,840	1,587	646	41,868	8,843	1,230
iB	> 2.27 ≤ 10.22	18,089	1,228	93	9	10,885	2,577	172
iCCC and below	> 10.22 ≤ 100	10,174	2,678	160	17	2,773	876	335
Total		234,895	12,823	3,370	4,432	237,097	76,082	22,170

		Dec 31, 2025
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	351	71,459	1,255	16,023	36,320	—	177,740
iA	> 0.04 ≤ 0.11	3,102	20,258	902	7,033	6,821	—	195,208
iBBB	> 0.11 ≤ 0.5	747	13,616	138	7,240	52,272	—	280,333
iBB	> 0.5 ≤ 2.27	957	23,358	533	6,416	16,523	—	172,844
iB	> 2.27 ≤ 10.22	37	594	211	793	452	—	35,143
iCCC and below	> 10.22 ≤ 100	25	904	133	9	—	—	18,083
Total		5,220	130,188	3,173	37,514	112,388	—	879,351
1Reflects the probability of default for a one year time horizon
2Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2025¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	9,762	157	135	94	21,028	3,575	4,745
iA	> 0.04 ≤ 0.11	33,326	120	248	625	65,146	32,869	3,105
iBBB	> 0.11 ≤ 0.5	36,728	2,548	697	1,974	84,025	18,315	3,588
iBB	> 0.5 ≤ 2.27	29,606	4,132	1,206	463	37,687	6,398	1,157
iB	> 2.27 ≤ 10.22	4,874	1,095	37	4	10,084	1,386	161
iCCC and below	> 10.22 ≤ 100	4,645	2,158	56	9	2,625	350	233
Total		118,942	10,211	2,379	3,169	220,594	62,893	12,989

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

		Dec 31, 2025¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	351	71,391	1,255	—	351	—	112,844
iA	> 0.04 ≤ 0.11	3,102	20,258	902	202	25	—	159,928
iBBB	> 0.11 ≤ 0.5	266	13,351	111	—	51	—	161,652
iBB	> 0.5 ≤ 2.27	484	22,828	133	—	342	—	104,437
iB	> 2.27 ≤ 10.22	37	508	203	—	—	—	18,389
iCCC and below	> 10.22 ≤ 100	25	730	119	—	—	—	10,950
Total		4,265	129,066	2,723	202	768	—	568,199
1Net of eligible collateral, guarantees and hedges based on IFRS requirements
2Reflects the probability of default for a one year time horizon
The tables below show the main Corporate Bank and Investment Bank credit exposure for 2024 by product types and internal rating bands.
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2024
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	18,371	177	84	209	28,227	6,007	10,133
iA	> 0.04 ≤ 0.11	47,908	60	542	1,167	69,746	32,937	7,441
iBBB	> 0.11 ≤ 0.5	66,741	3,207	131	2,537	88,790	22,201	4,101
iBB	> 0.5 ≤ 2.27	64,486	4,983	561	1,080	34,521	6,015	2,202
iB	> 2.27 ≤ 10.22	21,094	713	399	10	8,865	2,244	104
iCCC and below	> 10.22 ≤ 100	8,153	2,141	235	65	2,210	931	97
Total		226,751	11,280	1,951	5,068	232,359	70,335	24,077

		Dec 31, 2024
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,329	192	17,775	39,458	—	185,657
iA	> 0.04 ≤ 0.11	2,469	14,985	46	7,374	8,817	—	193,490
iBBB	> 0.11 ≤ 0.5	1,021	19,851	149	7,506	13,055	—	229,290
iBB	> 0.5 ≤ 2.27	1,319	22,194	431	7,390	41,123	—	186,303
iB	> 2.27 ≤ 10.22	90	643	402	686	1,795	—	37,044
iCCC and below	> 10.22 ≤ 100	42	825	47	115	—	—	14,862
Total		5,635	122,827	1,268	40,846	104,248	—	846,646
1Reflects the probability of default for a one year time horizon
2Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	10,671	99	84	64	26,953	5,128	4,893
iA	> 0.04 ≤ 0.11	36,198	60	392	953	67,092	29,677	4,140
iBBB	> 0.11 ≤ 0.5	30,736	2,869	56	1,836	82,049	17,106	2,948
iBB	> 0.5 ≤ 2.27	27,152	4,122	480	520	30,381	4,366	1,889
iB	> 2.27 ≤ 10.22	6,049	503	189	10	8,258	1,290	103
iCCC and below	> 10.22 ≤ 100	4,285	1,570	57	55	2,127	348	96
Total		115,091	9,223	1,258	3,438	216,860	57,915	14,069

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,254	192	7	261	—	113,301
iA	> 0.04 ≤ 0.11	2,469	14,985	46	106	13	—	156,131
iBBB	> 0.11 ≤ 0.5	562	19,756	136	6	35	—	158,096
iBB	> 0.5 ≤ 2.27	860	21,684	334	—	1,087	—	92,874
iB	> 2.27 ≤ 10.22	20	537	362	—	—	—	17,321
iCCC and below	> 10.22 ≤ 100	42	711	47	—	—	—	9,338
Total		4,647	121,927	1,117	119	1,396	—	547,060
1Net of eligible collateral, guarantees and hedges based on IFRS requirements
2Reflects the probability of default for a one year time horizon
The above tables show an overall increase in the Corporate Bank and Investment Bank gross exposure in 2025 of
€ 32.7 billion or 4%. Repo and repo-style transactions increased by € 4.8 billion, mainly driven by increased firm trading activities and client flows. From a regional perspective, the increase was primarily attributable to counterparties domiciled in the United Kingdom and U.S. Off-balance sheet positions increased by € 10.5 billion, mainly driven by new commitments issued during the period. Loans increased by € 10.5 billion, primarily in the Investment Bank. Debt
Securities increased by € 8.9 billion, mainly due to client flows and desk positioning and decrease in OTC Derivatives of
€ 1.9 billion was primarily due to decrease in foreign exchange derivatives products.
The Group uses risk mitigation techniques as described above to optimize Corporate Bank and Investment Bank credit exposures and reduce potential credit losses. The tables for “net” exposure disclose the development of the bank’s
Corporate Bank and Investment Bank credit exposures net of collateral, guarantees and hedges.
Risk Mitigation for Credit Exposure
Strategic Corporate Lending (“SCL”) unit helps to mitigate the risk of the bank’s corporate credit exposures. The notional amount of SCL’s risk reduction activities increased from € 43.2 billion as of December 31, 2024, to € 54.4 billion as of
December 31, 2025. As of year-end 2025, SCL mitigated the credit risk of € 49.9 billion of loans and lending-related commitments, through significant risk transfer. This position totalled € 38.4 billion as of December 31, 2024.
SCL also managed credit derivatives with an underlying notional amount of € 4.5 billion as of December 31, 2025. The position totalled € 4.7 billion as of December 31, 2024. The credit derivatives used for the bank’s portfolio management activities are accounted for at fair value.
The bank makes use of hedging also in other businesses to reduce single name concentration risks and utilizes private risk insurance and export credit agency cover to manage noncollateralized exposures.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Private Bank credit exposure
Private Bank credit exposure, credit exposure in stage 3 and net credit costs

	Total exposure in € m.		of which loan book in € m.		Credit exposure stage 3 in € m.		Net credit costs as a % of total exposure¹
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Consumer Finance	39,413	40,098	25,414	25,571	1,994	1,689	0.93%	1.26%
Mortgages	155,424	162,057	153,275	159,510	2,026	2,212	0.02%	0.09%
Business Finance	15,192	15,878	11,585	12,420	1,112	1,058	0.61%	0.63%
Wealth Management	76,916	79,592	56,283	59,894	2,197	3,134	0.11%	0.13%
Other	430	583	36	81	—	24	0.55%	(0.01%)
Total	287,375	298,209	246,594	257,476	7,328	8,118	0.23%	0.29%
1Net credit costs for the twelve months period ended at the respective balance sheet date divided by the total exposure at that balance sheet date
Consumer Finance is divided into personal installment loans, credit lines and credit cards. Consumer Finance business is uncollateralized, loan risk depends on client quality. Various lending requirements are stipulated, including (but not limited to) client rating, maximum loan amounts and maximum tenors, and are adapted to individual circumstances of the borrower (i.e., for consumer loans maximum loan amount and maximum tenor taking into account amongst others customer net income). Given the largely homogeneous nature of this portfolio, counterparty credit-worthiness and ratings are derived by utilizing an automated decision engine.
Mortgage business is financing of real estates with focus on residential properties (primarily owner-occupied) sold by various business channels in Europe, primarily in Germany but also in Spain and Italy. The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than Consumer Finance loans and they are extended for longer time horizons. Based on the bank’s underwriting criteria and processes and the diversified portfolio (customers/properties) with respective collateralization, the mortgage portfolio is categorized as lower risk, while consumer finance is categorized as high risk.
Business Finance represents credit products for small businesses, SME up to large corporates. Products range from current accounts and credit lines to investment loans or revolving facilities, factoring, leasing and derivatives. Clients are located primarily in Italy and Spain, but credit can also be extended to subsidiaries abroad, mostly in Europe.
Wealth Management offers globally customized wealth management solutions and private banking services including discretionary portfolio management and traditional and alternative investment solutions, complemented by structured risk management, wealth planning, lending and family office services for wealth, high-net-worth (HNW) and ultra-high-
net-worth (UHNW) individuals and family offices. Wealth Management’s total exposure is divided into Lombard Lending
(against readily marketable liquid collateral/securities) and Structured Lending (against less liquid collateral). While the level of credit risk for the Lombard portfolio is determined by assessing the quality of the underlying collateral, the level of credit risk for the structured portfolio is determined by assessing both the quality of the client and the collateral.
Products range from secured Lombard and mortgage loans to current accounts (Europe only), credit lines and other loans; to a lesser extent derivatives and contingencies.
Private Bank mortgage loan-to-value1

	Dec 31, 2025	Dec 31, 2024
≤ 50%	66%	65%
> 50 ≤ 70%	16%	16%
> 70 ≤ 90%	10%	10%
> 90 ≤ 100%	3%	3%
> 100 ≤ 110%	2%	2%
> 110 ≤ 130%	1%	2%
> 130%	1%	1%
1When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value
The LTV expresses the amount of exposure as a percentage of the underlying real estate value.
The Group’s LTV ratios are calculated using the total exposure divided by the current determined value of the respective properties. These values are monitored and updated if necessary, on a regular basis. The exposure of transactions that are additionally backed by liquid collateral is reduced by the respective collateral values, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of the Group’s risk management when originating loans and when monitoring and steering the Group’s credit risks. In general, the Group is willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply e.g., for countries with negative economic outlook or expected declines of real estate values.
As of December 31, 2025, 66% of the Group’s exposure related to the mortgage lending portfolio had an LTV ratio below or equal to 50% compared to 65% as of December 31, 2024.
Focus areas in 2025
As mentioned in the Key risk themes section, Deutsche Bank has identified commercial real estate and climate risk as focus areas of the Group in 2025 in relation to Credit Risk. Tariffs, as mentioned in the Key Risk Themes section would not be considered a standalone focus area going forward but rather integrated into the broader portfolio dynamics.
Commercial Real Estate
Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity attached to tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks, compared to Europe and APAC. Especially within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe. Recent market data indicate stabilization in some markets.
In the current environment, the main risk for the portfolio is related to refinancing and extension of maturing loans which is negatively affected by the impact of higher interest rates on collateral values and debt service. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. This risk is further amplified for loans in the office segment due to increased uncertainty about letting prospects for office properties.
Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.
The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under
IFRS 9 but are not always deemed modifications under IFRS (please see modification of financial assets and financial liabilities section). However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2024 and 2025. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.
The CRE portfolio consists of lending arrangements originated across various parts of the bank and client segments. The
CRE portfolio under the Group’s CRE definition includes exposures reported under the Main Credit Exposure Categories by Industry Sectors for Real Estate Activities NACE and exposures reported under other NACE classifications including
Financial and Insurance Activities.
Within the CRE portfolio, the Group differentiates between recourse and non-recourse financing. Recourse CRE financings typically have a lower inherent risk profile based on recourse to creditworthy entities or individuals, in addition to mortgage collateral. Recourse CRE exposures range from secured recourse lending for business or commercial properties to property companies, Wealth Management clients, as well as other private and corporate clients.
Non-recourse financings rely on sources of repayment that are typically limited to the cash flows generated by the financed property and the ability to refinance such loans may be constrained by the underlying property value and income stream generated by such property at the time of refinancing.
The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test
Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2025, the
Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

As of December 31, 2025, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 24.3 billion of the € 30.6 billion non-recourse
CRE portfolio, excluding sub-portfolios with less impacted risk drivers, which benefit from strong underlying demand fundamentals. The reduction in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31,
2024 was € 5.9 billion and € 5.0 billion, respectively, mainly driven by loan repayments , loan sales and FX impact partially offset by new loan originations. Allowance for credit losses as per December 31, 2025 amounted to € 1.1 billion for the non-recourse and € 903 million for the stress-tested CRE portfolios (December 31, 2024 € 795 million and € 653 million respectively).
The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded for the year ended December 31, 2025, and December 31,
2024, respectively.
Stress-tested CRE portfolio

	Dec 31, 2025	Dec 31, 2024
in € m.	Gross Carrying Amount[1]	Gross Carrying Amount[1]
Exposure by stages
Stage 1	14,402	18,756
Stage 2	6,277	7,713
Stage 3	3,609	2,836
Total	24,288	29,305

thereof:
Forborne exposure	5,133	5,389

thereof:
North America	51%	54%
Western Europe (including Germany)	44%[2]	39%
Asia/Pacific	5%	7%
thereof: offices	35%	42%
North America	18%	24%
Western Europe (including Germany)	16%[3]	17%
Asia/Pacific	1%	2%
thereof: residential	15%	12%
thereof: hospitality	15%	10%
thereof: retail	11%	10%

Weighted average LTV, in %
Investment Bank	65%	66%
Corporate Bank	58%	56%
Other Business	70%	71%

	2025	2024
Allowance for Credit Losses[4]	903	653
Provision for Credit Losses[4]	712	492
thereof: North America	613	400
1 Loans at amortized cost
2 Germany accounts for approximately 9% of the total stress-tested CRE portfolio
3 Office loans in Germany account for 14% of total office loans in the stress-tested CRE portfolio
4 Allowance for Credit Losses and Provision for Credit Losses do not include country risk provisions
The average LTV in the U.S. office loan segment increased from 81% as of December 31, 2024 to 88% as of December 31,
2025,in part due to repayments of some larger exposures. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-
term impact of remote working arrangements on demand for office space. The Group remains highly selective around new business, focusing on more attractive property types such as multi-family in particular sub-markets.
While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue, in the near-term particularly in the office sector which could result in further deterioration of asset quality and elevated credit loss provisions.
Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on examining property values movements as basis of to identify potential losses on a portfolio basis. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index) to the appraised values reduced by an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.
Based on the stress test assumptions, utilizing the stress-tested CRE portfolio and most current risk data as of December
31, 2025, as a starting point, macro-economic stress could result in a severe stress scenario of approximately € 1.2 billion of credit losses, over multiple years based on the respective maturity profile. The allowance recorded against the stress tested portfolio was  € 0.9 billion  as of December 31, 2025.
The bespoke stress test has numerous limitations, including but not restricted to lack of differentiation based on individual asset performance, specific location or asset desirability, all of which could have a material impact on potential stress losses. Furthermore, calculated stress losses are sensitive to potential further deterioration of peak-to-trough index values and assumptions about incremental haircuts and incremental stress loss can therefore change in future.
Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach should be viewed as one of multiple possible scenarios. While the stress test aims to assess potential losses in an adverse scenario, Deutsche Bank believes that based on currently available information, the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate, considering the advanced stage of the current down cycle which is pointing towards stabilization as real estate values have adjusted to the shocks from higher interest rates and remote working trends.
Climate Risk
Background and definitions
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.
Transition risks, defined as the risks arising from the policy, technology and behavioral changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favor of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.
Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g., wildfires, hurricanes) and chronic events (e.g., rising sea levels).
Risk identification, assessment and management.
Managing climate transition and physical risks is a key component of the bank’s risk management and wider sustainability strategy. Climate risks are embedded into the bank’s risk frameworks and appetite, prioritizing clients and portfolios with the highest vulnerability based on a broad range of bespoke climate risk identification and classification approaches, including risk concentrations. All economic sectors are included in the analysis and the carbon-intensive sectors are subject to particular focus.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

A comprehensive climate materiality assessment is performed on an annual basis which assesses potential impacts across a range of scenarios and timeframes. A detailed description is provided in the “Impact, risk and opportunity management” section within the “Climate and other environmental risks” chapter of the Sustainability Statement. The assessment utilizes a range of quantitative estimation approaches including emissions and emission intensity estimates, physical risk loss estimates across a range of different temperature scenarios and client transition and physical risk scorecards. The materiality assessment is based on internal ratings migration for corporate lending exposures and the impact on collateral value for real estate exposures. The quantitative assessment is supplemented by qualitative views from internal subject matter experts. The bank also conducts annual stress testing of climate and physical risks across a range of scenarios and timeframes.
The results of these assessments are utilized to quantify potential downside risks and to identify clients in higher risk portfolios which are subject to enhanced due diligence as part of the bank’s credit approval process. Risk assessments are integrated into the internal credit rating process and are considered as potential triggers for inclusion in the
Watchlist. Dedicated requirements for insurance arrangements are in place for real estate lending. To manage climate transition risks, net zero targets have been established for key carbon intensive sectors with dedicated governance in place to review transactions with a significant impact on target metrics. A detailed presentation and discussion of the bank’s net zero targets is provided in the Bank’s updated Transition Plan published in August 2025.
Forward-looking impact analysis
Based on the 2025 materiality assessment and climate stress test results the Group concludes that potential credit risk impacts are well-contained in both the short (1-2yr) and medium term (3-5yr) under current policy assumptions, and also in a scenario where all stated pledges by governments are enforced. The former scenario is considered most likely to occur in the short-to-medium term, that latter scenario is considered less likely to materialize in the current geopolitical environment.
The 2025 materiality assessment concludes that long-term risks are potentially material across all scenarios but with a high degree of uncertainty over the results reflecting the very long time frame, up to 25 years, and based on several conservative assumptions including a static balance sheet.
Risks to the portfolio would be significantly higher in a disorderly net zero scenario where following a prolonged period of inaction governments introduced punitive climate taxes and other policies with a very short implementation period.
Deutsche Bank considers this scenario to be extremely unlikely to materialize in the short to medium term and thus the risk is reflected in Deutsche Bank´s Economic Capital calculation rather than ECL.
Both the materiality assessment and bespoke climate stress test have several limitations including but not limited to high levels of uncertainty on policy developments over the medium-to-long term, difficulty with precisely forecasting the location and severity of physical risk events and assumptions around the adaptive capabilities of the bank´s clients.
Utilization of multiple scenarios is designed to mitigate these uncertainties.
Based on these estimates Deutsche Bank believes that ECL estimates for higher transition and physical risk exposures are within reasonable ranges and require no additional corrective measure.
A sensitivity analysis has been undertaken as part of the climate stress test that is based on reasonable ranges of potential variation for carbon prices and energy prices. The stressed ECL impacts at a one-year horizon were found to be from a single digit number for a current policies scenario to a low 2-digit figure for a Delayed Transition scenario. These estimations are aligned with the outputs of the materiality assessment.
Conclusion
To ensure that Deutsche Bank’s expected credit losses (ECL) model was taking into account the uncertainties in the macroeconomic environment throughout 2025, the Group reviewed emerging risks to assess its potential downside and to manage the bank’s credit strategy and risk appetite on an ongoing basis. Overall, Deutsche Bank believes the actions taken as a result of these reviews were designated to ensure the bank was adequately provisioned for its expected credit losses as of December 31, 2025.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Asset Quality
This section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost, financial instruments at fair value through other comprehensive income
(FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”).
Overview of financial assets subject to impairment
The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.
Overview of financial assets subject to impairment

	Dec 31, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	722,204	53,383	14,874	615	791,076	676,154	63,836	15,214	609	755,814
Allowance for credit losses²	421	888	4,600	247	6,156	438	736	4,412	213	5,799
of which Loans
Gross carrying amount	411,254	52,092	14,720	610	478,676	412,480	56,540	14,974	609	484,603
Allowance for credit losses²	409	881	4,513	247	6,049	411	718	4,326	213	5,668

Fair value through OCI
Fair value	43,030	466	147	—	43,644	36,828	5,176	86	—	42,090
Allowance for credit losses	12	22	14	—	48	12	16	10	—	38

Off-balance sheet
Notional amount	321,740	26,678	2,724	21	351,164	313,625	25,983	2,225	7	341,840
Allowance for credit losses³	98	96	196	2	393	106	82	173	—	361
1 Financial assets at amortized cost consist of: loans at amortized cost, cash and central bank balances, interbank balances (w/o central banks), central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of other assets
2 Allowance for credit losses do not include allowance for country risk amounting to € 7 million as of December 31, 2025 and € 14 million as of December 31, 2024
3 Allowance for credit losses do not include allowance for country risk amounting to € 12 million as of December 31, 2025 and € 2 million as of December 31, 2024
Financial assets at amortized cost
The following tables provide an overview of development of financial assets at amortized cost and related allowance for credit losses in each of the relevant reporting periods broken down into stages as per IFRS 9 requirements.
Development of exposures in the current reporting period

	Dec 31, 2025
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	676,154	63,836	15,214	609	755,814
Movements in financial assets including new business and credit extensions	93,571	1,095	1,549	170	96,385
Transfers due to changes in creditworthiness	4,569	(6,011)	1,442	—	—
Changes due to modifications that did not result in derecognition	—	3	(34)	—	(31)
Changes in models	N/M	N/M	N/M	N/M	N/M
Financial assets that have been derecognized during the period	(25,550)	(3,197)	(2,697)	(167)	(31,611)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	(26,540)	(2,344)	(764)	3	(29,645)
Balance, end of reporting period	722,204	53,383	14,874	615	791,076
N/M – Not meaningful

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Financial assets at amortized cost subject to impairment increased primarily in Stage 1 in 2025:
Stage 1 exposures increased by € 46 billion or 7%, primarily due to an increase in cash and central bank balances and securities purchased as a part of Bank’s asset purchase program initiative to expand portfolio of European government bonds.
Stage 2 exposures went down by € 10 billion or 16% mainly due to stage upgrade from Stage 2 to stage 1 for a single large client in Asia Pacific and a decrease in Private Bank.
Stage 3 exposures decreased by € 0.3 billion or 2% in 2025, primarily due to decrease in Private Bank. This decrease has been partially offset by an increase in CRE Portfolio within Investment Bank.
Development of exposures in the previous reporting period

	Dec 31, 2024
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	686,421	55,704	12,799	806	755,731
Movements in financial assets including new business and credit extensions	74,160	934	2,151	(33)	77,212
Transfers due to changes in creditworthiness	(11,473)	9,079	2,394	—	—
Changes due to modifications that did not result in derecognition	—	9	(55)	—	(46)
Changes in models	N/M	N/M	N/M	N/M	N/M
Financial assets that have been derecognized during the period	(86,710)	(2,906)	(2,598)	(180)	(92,394)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	13,756	1,016	367	16	15,154
Balance, end of reporting period	676,154	63,836	15,214	609	755,814
N/M – Not meaningful
Financial assets at amortized cost subject to impairment remained almost unchanged in 2024:
Stage 1 exposures decreased by € 11 billion or 2%, primarily due to a reduction in cash and central bank balances partly offset by an increase in securities purchased under resale agreements.
Stage 2 exposures went up by € 8 billion or 15% mainly due to a large single client in Corporate & Other and an increase in Private Bank mainly driven by residual temporary impacts following the Postbank integration.
Stage 3 exposures increased by € 2 billion or 16% in 2024, mainly driven by new defaults in Private Bank and Corporate &
Other. The latter were related to the CRE portfolio.
Development of allowance for credit losses in the current reporting period

	Dec 31, 2025
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	438	736	4,412	213	5,799
Movements in financial assets including new business and credit extensions	(90)	178	1,663	9	1,760
Transfers due to changes in creditworthiness	119	(85)	(35)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models[35]	(63)	91	(155)	—	(127)
Financial assets that have been derecognized during the period³	—	—	(1,002)	—	(1,002)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	18	(33)	(447)	25	(437)
Balance, end of reporting period	421	888	4,600	247	6,156
Provision for Credit Losses excluding country risk¹	(34)	185	1,473	9	1,633
N/M – Not meaningful
1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 7 million as of December 31, 2025
3 This position represents charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 74 million in 2025 and € 0 million in 2024
5 Changes in models primarily reflect LGD model update and changes to the SICR model

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 358 million or 6% in
2025, largely driven by Stage 3:
Stage 1 allowances decreased by € 16 million or 4% mainly driven by Private Bank due to exposure reduction which has been partially offset by increases in Corporate Bank and Investment Bank.
Stage 2 allowances increased by € 152 million or 21% largely due to Private Bank and Investment Bank.
Stage 3 allowances went up by € 222 million or 5% in 2025, driven by additional charges in the CRE portfolio within
Investment Bank and an increase in Personal Banking within Private Bank.
The Group’s Stage 3 coverage ratio (defined as allowance for credit losses in Stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in Stage 3 (excluding POCI)) amounted to 31% in the current fiscal year, compared to
29% in the prior year.
Development of allowance for credit losses in the previous reporting period

	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	—	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	—	—	(9)
Financial assets that have been derecognized during the period³	—	—	(1,229)	—	(1,229)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852
N/M – Not meaningful
1Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
3This position represents charge offs of allowance for credit losses
4The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million  in 2023
Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 513 million or 10%
in 2024, driven by stage 3:
Stage 1 allowances decreased by € 9 million or 2% mainly driven by Private Bank due to exposure reduction and almost offset by increases in Corporate Bank and Investment Bank.
Stage 2 allowances increased by € 56 million or 8% largely due to Private Bank and Corporate Bank.
Stage 3 allowances went up by € 466 million or 11% in 2024, driven by additional charges in the CRE portfolio and in
Corporate Bank as well as new defaults in Private Bank. The latter were offset to a large extent by non-performing loans sales.
The Group’s stage 3 coverage ratio (defined as allowance for credit losses in stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in stage 3 (excluding POCI)) amounted to 29% in the current fiscal year, compared to
31% in the prior year.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Financial assets at amortized cost by business division

	Dec 31, 2025
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	121,313	13,065	2,700	16	137,094	61	109	1,027	(2)	1,196
Investment Bank	185,796	10,843	4,418	561	201,618	168	252	794	238	1,453
Private Bank	215,857	28,216	7,161	39	251,272	187	507	2,678	10	3,382
Asset Management	1,374	3	—	—	1,377	—	—	—	—	—
Corporate & Other	197,864	1,256	596	—	199,715	5	20	101	—	126
Total	722,204	53,383	14,874	615	791,076	421	888	4,600	247	6,156
1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

	Dec 31, 2024
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	115,541	12,770	3,015	—	131,326	86	121	1,006	—	1,212
Investment Bank	179,230	12,380	3,462	609	195,682	138	112	714	213	1,176
Private Bank	224,098	30,564	7,864	—	262,526	205	489	2,583	—	3,277
Asset Management	1,213	11	—	—	1,224	—	—	—	—	—
Corporate & Other	156,072	8,111	873	—	165,057	9	14	110	—	133
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799
1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Financial assets at amortized cost by industry sector
The below table provides an overview of the Group’s asset quality by industry and is based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard
European industry classification system.

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	323	55	11	1	390	—	1	5	—	7
Mining and quarrying	1,661	274	29	—	1,964	2	4	13	—	19
Manufacturing	21,660	3,849	1,252	21	26,782	24	42	540	5	610
Electricity, gas, steam and air conditioning supply	4,103	598	155	—	4,856	4	4	73	—	81
Water supply, sewerage, waste management and remediation activities	537	129	9	—	675	1	1	5	—	6
Construction	4,064	683	208	52	5,008	5	11	70	30	116
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,514	2,375	981	21	21,891	17	30	457	—	504
Transport and storage	4,621	392	274	22	5,309	4	5	78	—	86
Accommodation and food service activities	2,489	1,008	61	1	3,559	4	10	27	—	41
Information and communication	8,102	712	494	—	9,308	10	10	99	—	120
Financial and insurance activities	373,938	8,435	1,879	142	384,394	93	110	523	59	785
Real estate activities	32,736	8,998	3,868	143	45,745	45	176	542	80	843
Professional, scientific and technical activities	8,970	1,043	255	4	10,272	8	19	109	1	137
Administrative and support service activities	6,157	998	136	7	7,298	6	10	44	3	62
Public administration and defense, compulsory social security	38,099	837	505	—	39,442	3	2	23	—	28
Education	169	74	8	—	251	—	1	2	—	3
Human health services and social work activities	3,195	588	133	1	3,917	4	10	23	—	37
Arts, entertainment and recreation	714	104	36	—	854	1	3	6	—	10
Other service activities	19,290	1,358	374	160	21,182	12	8	155	57	233
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	164,816	20,868	4,207	39	189,931	178	432	1,804	12	2,426
Activities of extraterritorial organizations and bodies	8,045	4	—	—	8,048	—	—	—	—	—
Total	722,204	53,383	14,874	615	791,076	421	888	4,600	247	6,156

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	360	55	12	—	427	—	1	5	—	6
Mining and quarrying	1,687	234	4	—	1,926	3	5	3	—	11
Manufacturing	21,327	4,382	1,303	32	27,044	23	39	534	2	597
Electricity, gas, steam and air conditioning supply	3,898	407	210	—	4,515	6	8	77	—	92
Water supply, sewerage, waste management and remediation activities	527	63	5	—	595	1	1	3	—	4
Construction	3,643	713	207	45	4,608	5	8	81	13	106
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,487	2,453	709	23	21,672	16	26	334	3	378
Transport and storage	4,145	829	259	24	5,257	4	4	45	—	53
Accommodation and food service activities	2,224	386	63	—	2,673	3	5	25	—	32
Information and communication	8,220	977	212	—	9,409	11	14	55	—	79
Financial and insurance activities	344,869	15,962	2,213	133	363,176	130	110	580	50	870
Real estate activities	35,812	10,860	3,604	173	50,448	18	48	512	88	666
Professional, scientific and technical activities	5,279	861	223	1	6,364	4	10	89	1	104
Administrative and support service activities	7,864	1,265	117	24	9,269	8	6	39	8	61
Public administration and defense, compulsory social security	23,217	1,018	641	—	24,876	10	3	31	—	44
Education	251	38	7	—	295	—	—	2	—	3
Human health services and social work activities	3,695	453	115	—	4,264	4	10	15	—	29
Arts, entertainment and recreation	716	95	11	—	822	—	1	4	—	6
Other service activities	16,190	810	419	113	17,532	13	6	144	30	193
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	173,031	21,971	4,879	42	199,924	180	431	1,835	18	2,464
Activities of extraterritorial organizations and bodies	711	5	—	—	716	—	—	—	—	—
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Financial assets at amortized cost by region

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	266,754	23,872	4,908	16	295,550	160	426	2,324	(7)	2,903
Western Europe (excluding Germany)	177,613	13,040	3,152	351	194,157	122	247	1,103	192	1,664
Eastern Europe	11,864	934	97	—	12,895	2	6	43	—	51
North America	177,465	10,859	5,303	71	193,697	89	180	792	15	1,077
Central and South America	5,351	597	73	—	6,020	3	4	2	—	9
Asia/Pacific	68,050	2,767	708	73	71,599	34	17	199	1	252
Africa	4,911	1,066	483	—	6,460	4	3	26	—	34
Other	10,196	247	152	104	10,699	7	4	111	45	167
Total	722,204	53,383	14,874	615	791,076	421	888	4,600	247	6,156

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	251,984	24,236	4,579	—	280,799	205	447	2,181	(2)	2,831
Western Europe (excluding Germany)	158,729	13,601	3,525	321	176,177	117	186	1,114	154	1,572
Eastern Europe	8,996	804	205	—	10,004	4	12	38	—	54
North America	178,548	15,549	4,888	62	199,047	51	70	619	11	752
Central and South America	5,445	459	73	—	5,978	4	2	19	—	25
Asia/Pacific	61,195	8,423	979	114	70,711	41	15	281	(3)	333
Africa	4,159	530	604	—	5,293	10	3	33	—	46
Other	7,098	234	361	113	7,806	6	2	127	52	186
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799
Financial assets at amortized cost by rating class

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	267,161	653	—	—	267,813	2	1	—	—	3
iA	118,048	828	—	10	118,886	10	3	—	—	12
iBBB	179,141	4,125	—	—	183,266	60	10	—	—	70
iBB	138,078	18,896	—	1	156,975	246	208	—	—	454
iB	19,776	21,945	—	—	41,721	100	378	—	—	478
iCCC and below	—	6,937	14,874	604	22,415	3	289	4,600	247	5,138
Total	722,204	53,383	14,874	615	791,076	421	888	4,600	247	6,156

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	226,138	7,186	—	—	233,324	2	—	—	—	2
iA	110,279	2,061	—	10	112,351	10	1	—	—	11
iBBB	179,697	7,150	—	—	186,847	54	12	—	—	66
iBB	135,762	20,146	—	—	155,908	246	111	—	—	358
iB	23,090	21,692	—	—	44,782	115	351	—	—	467
iCCC and below	1,188	5,601	15,214	599	22,603	11	260	4,412	213	4,896
Total	676,154	63,836	15,214	609	755,814	438	736	4,412	213	5,799
The Group’s existing commitments to lend additional funds to debtors with stage 3 financial assets at amortized cost amounted to € 903 million as of December 31, 2025 and € 710 million as of December 31, 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Collateral held against financial assets at amortized cost in stage 3

	Dec 31, 2025			Dec 31, 2024
in € m.	Gross Carrying Amount	Collateral	Guarantees	Gross Carrying Amount	Collateral	Guarantees
Financial Assets at Amortized Cost (Stage 3)[1]	14,874	6,294	1,066	15,214	6,242	1,368
1 Stage 3 excluding POCI assets
In 2025, collateral and guarantees held against financial assets at amortized cost in Stage 3 decreased by € 0.3 billion, or
3% mainly driven by Private Bank.
Due to full collateralization the Group did not recognize an allowance for credit losses against financial assets at amortized cost in Stage 3 for € 1.8 billion in 2025 and € 1.6 billion in 2024.
Modified assets at amortized cost
A financial asset is considered modified when its contractual cash flows are renegotiated or otherwise modified.
Renegotiation or modification may or may not lead to derecognition of the old and recognition of the new financial instrument. This section covers modified financial assets that have not been derecognized.
Under IFRS 9, when the terms of a financial asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate (EIR). For modified financial assets the determination of whether the asset’s credit risk has increased significantly reflects the comparison of:
–The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with
–The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.
The following table provides the overview of modified financial assets at amortized cost broken down into IFRS 9 stages.
Modified Assets at Amortized Cost

	Dec 31, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost carrying amount prior to modification	56	243	268	—	567	—	726	132	—	858
Net modification gain/losses recognized	—	3	(34)	—	(31)	—	9	(55)	—	(46)
In 2025, the bank has observed a decrease of € 291 million in modified assets at amortized cost due to client related modifications, driven by Investment Bank and Private Bank.
In 2025, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
In 2024, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
Financial assets at fair value through other comprehensive income
The fair value of financial assets at fair value through other comprehensive income (FVOCI) subject to impairment under
IFRS 9 was € 44 billion at December 31, 2025, compared to € 42 billion at December 31, 2024. Allowance for credit losses against these assets remained at very low levels (€ 48 million as of December 31, 2025 and € 38 million as of
December 31, 2024). Due to immateriality no further breakdown is provided for financial assets at FVOCI.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Off-balance sheet lending commitments and guarantee business
The following tables provide an overview of the nominal amount and credit loss allowance for the Group’s off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.
Development of nominal amount in the current reporting period

	Dec 31, 2025
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	313,625	25,983	2,225	7	341,840
Movements including new business	28,461	322	374	14	29,171
Transfers due to changes in creditworthiness	(1,997)	1,719	278	N/M	—
Changes in models	N/M	N/M	N/M	N/M	—
Foreign exchange and other changes	(18,349)	(1,346)	(152)	—	(19,847)
Balance, end of reporting period	321,740	26,678	2,724	21	351,164
of which: Financial guarantees	66,797	11,855	441	—	79,092
N/M – Not meaningful
Development of nominal amount in the previous reporting period

	Dec 31, 2024
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	292,747	23,778	2,282	8	318,814
Movements including new business	14,542	(662)	(25)	—	13,855
Transfers due to changes in creditworthiness	(2,108)	2,215	(107)	N/M	—
Changes in models	N/M	N/M	N/M	N/M	N/M
Foreign exchange and other changes	8,444	652	76	—	9,171
Balance, end of reporting period	313,625	25,983	2,225	7	341,840
of which: Financial guarantees	61,279	11,752	436	—	73,467
N/M – Not meaningful
Development of allowance for credit losses in the current reporting period

	Dec 31, 2025
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	106	82	173	—	361
Movements including new business	(12)	25	38	2	53
Transfers due to changes in creditworthiness	4	(2)	(2)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	—	(8)	(13)	—	(21)
Balance, end of reporting period	98	96	196	2	393
of which: Financial guarantees	55	47	81	—	184
Provision for Credit Losses excluding country risk[1]	(8)	23	36	2	53
N/M – Not meaningful
1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 12 million as of December 31, 2025
Development of allowance for credit losses in the previous reporting period

	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	—	393
Movements including new business	(22)	3	(19)	—	(38)
Transfers due to changes in creditworthiness	10	(9)	—	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(1)	5	—	6
Balance, end of reporting period	106	82	173	—	361
of which: Financial guarantees	67	49	99	—	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	—	(38)
N/M – Not meaningful
1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Legal claims
Assets subject to enforcement activity consist of assets, which have been fully or partially written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g., Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe.
It may be common practice in certain jurisdictions for recovery cases to span several years.
Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 277 million and € 222 million in 2025 and 2024 respectively, mainly in Investment
Bank.
Renegotiated and forborne assets at amortized costs
For economic or legal reasons the bank might enter into a forbearance agreement with a borrower who faces or will face financial difficulties in order to ease the contractual obligation for a limited period of time. A case-by-case approach is applied for corporate clients considering each transaction and client-specific facts and circumstances. For consumer loans the bank offers forbearances for a limited period of time, in which the total or partial outstanding or future installments are deferred to a later point of time. However, the amount not paid including accrued interest during this period must be re-compensated at a later point of time. Repayment options include distribution over residual tenor, a one-off payment or a tenor extension. Forbearances are restricted and depending on the economic situation of the client, the Group’s risk management strategies and the local legislation. In case a forbearance agreement is entered into, an impairment measurement is conducted as described below, an impairment charge is taken if necessary and the loan is subsequently recorded as impaired.
In the Group’s management and reporting of forborne assets at amortized costs, the bank follows the EBA definition for forbearances and non-performing loans (Implementing Technical Standards (ITS) on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013). Once the conditions mentioned in the ITS are met, the Group reports the loan as being forborne; removes the asset from the bank’s forbearance reporting, once the discontinuance criteria in the ITS are met (i.e., the contract is considered as performing, a minimum two year probation period has passed, regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period, and none of the exposures to the debtor is more than 30 days past-due at the end of the probation period).
Forborne financial assets at amortized cost

	Dec 31, 2025							Dec 31, 2024
	Performing		Non-performing			Total	Performing		Non-performing			Total
in € m.	Stage 1	Stage 2	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 1	Stage 2	Stage 3
German	—	1,975	—	14	1,235	3,224	174	2,248	—	4	1,056	3,481
Non- German	72	5,418	—	6	5,415	10,911	93	7,049	—	16	4,687	11,845
Total	72	7,392	—	20	6,650	14,135	267	9,297	—	20	5,742	15,326
Development of forborne financial assets at amortized cost

in € m.	Dec 31, 2025	Dec 31, 2024
Balance beginning of period	15,326	12,464
Classified as forborne during the year	6,767	8,572
Transferred to non-forborne during the year (including repayments)	(6,836)	(6,020)
Charge-offs	(122)	(211)
Exchange rate and other movements	(1,001)	521
Balance end of period	14,135	15,326
Forborne assets at amortized cost decreased by € 1.2 billion, or 8% in 2025, largely driven by decrease in real estate exposures within Investment Bank and Wealth Management and Personal Banking within Private Bank.
Forborne assets at amortized cost increased by € 2.9 billion, or 23% in 2024. largely driven by real estate exposures across various divisions.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Collateral Obtained
The Group obtains collateral on the balance sheet only in certain cases by either taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally, the bank does not occupy obtained properties for its business use.
Collateral Obtained during the reporting period

in € m.	2025	2024
Commercial real estate	47	251
Residential real estate[1]	1	3
Other	—	—
Total collateral obtained during the reporting period	49	254
1 Carrying amount of foreclosed residential real estate properties amounted to €19 million as of December 31, 2025 and €17 million as of December 31, 2024
Total collateral obtained of € 49 million during 2025 as well as € 254 million during 2024 primarily relate to a small number of foreclosed commercial real estate properties in the US.
The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2025, the Group obtained € 47 million of collateral related to these trusts.
Derivatives – Credit Valuation Adjustment
The bank establishes counterparty Credit Valuation Adjustment (CVA) for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the credit risk, based on available market information, including CDS spreads.
Treatment of default situations under derivatives
Unlike standard loan assets, the bank generally has more options to manage the credit risk in its derivatives transactions when movement in the current replacement costs or the behavior of its counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, the bank is frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivative transactions at short notice.
The master agreements and associated collateralization agreements for OTC derivative transactions executed with its clients typically result in the majority of its credit exposure being secured by collateral. It also provides for a broad set of standard or bespoke termination rights, which allows the bank to respond swiftly to a counterparty’s default or to other circumstances which indicate a high probability of failure.
The banks contractual termination rights are supported by internal policies and procedures with defined roles and responsibilities which ensure that potential counterparty defaults are identified and addressed in a timely fashion. These procedures include necessary settlement and trading restrictions. When its decision to terminate derivative transactions results in a residual net obligation owed by the counterparty, the bank restructures the obligation into a non-derivative claim and manage it through its regular work-out process. As a consequence, for accounting purposes the bank typically does not show any nonperforming derivatives.
Wrong-way risk occurs when exposure to a counterparty is adversely correlated with the credit quality of that counterparty. In compliance with Article 291(2) and (4) CRR the bank has a monthly process to monitor several layers of wrong-way risk (specific wrong-way risk, general explicit wrong-way risk at country/industry/region levels and general implicit wrong-way risk, whereby relevant exposures arising from transactions subject to wrong-way risk are automatically selected and presented for comment to the responsible credit officer). A wrong-way risk report is then sent to Credit Risk senior management on a monthly basis. In addition, the bank utilized its established process for calibrating its own alpha factor (as defined in Article 284 (9) CRR) to estimate the overall wrong-way risk in its derivatives and securities financing transactions portfolio. The Private Bank Germany’s derivative counterparty risk is immaterial to the
Group and collateral held is typically in the form of cash.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Credit Exposure from Derivatives
All exchange traded derivatives are cleared through central counterparties (“CCPs”), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, the bank also uses CCP services for OTC derivative transactions (“OTC clearing”); thereby the bank benefits from the credit risk mitigation achieved through the CCP’s settlement system.
The Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, platform trading and transaction reporting of certain OTC derivatives, as well as rules regarding registration, capital, margin, business conduct standards, recordkeeping and other requirements for swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The Dodd-Frank Act and related
CFTC rules require OTC clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps. Margin requirements for non-cleared derivative transactions in the U.S. started in September 2016. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central
Counterparties and Trade Repositories (“EMIR”) introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing of certain standardized OTC derivatives transactions in the EU began in June 2016, and margin requirements for un-
cleared OTC derivative transactions in the EU started in February 2017. Deutsche Bank implemented the exchange of both initial and variation margin in the EU from February 2017 for the first category of counterparties subject to the EMIR margin for uncleared derivatives requirements.
The CFTC has adopted rules implementing the most significant provisions of the Dodd-Frank Act. More recently, in
September 2020, the CFTC issued a final rule on the cross-border application of U.S. swap rules, which builds on, and in some cases supersedes the CFTC’s cross-border guidance from 2013 and related no-action relief letters. In October
2020, also pursuant to the Dodd-Frank Act, the CFTC finalized regulations to impose position limits on certain commodities and economically equivalent swaps, futures and options.
The SEC has also finalized rules regarding registration, trade reporting, capital, margin, risk mitigation techniques, business conduct standards, trade acknowledgement and verification, recordkeeping and financial reporting, and cross-
border requirements for security-based swap dealers and major security-based swap participants. Compliance with these requirements was generally required as of November 2021.
Finally, U.S. prudential regulators (the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, the Farm
Credit Administration and the Federal Housing Finance Agency) have adopted final rules establishing margin requirements for non-cleared swaps and security-based swaps that are applicable to swap dealers and security-based swap dealers that are subject to U.S. prudential regulations (such as Deutsche Bank) in lieu of the CFTC’s and the SEC’s margin rules. Deutsche Bank implemented the exchange of both initial and variation margin for uncleared derivatives in the U.S. from September 2016, for the first category of counterparties subject to the U.S. prudential regulators’ margin requirements. Additional initial margin requirements for smaller counterparties have been phased in from September
2017 through September 2022, with the relevant compliance dates depending in each case on the transactional volume of the parties and their affiliates.
The following table shows a breakdown of notional amounts and gross market values for assets and liabilities of exchange traded and OTC derivative transactions on the basis of clearing channel.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Notional amounts of derivatives on basis of clearing channel and type of derivative

	Dec 31, 2025
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	17,041,938	13,931,032	9,541,283	40,514,253	118,098	105,415	12,683
Bilateral (Amt)	3,753,247	2,319,020	1,543,911	7,616,178	94,373	82,403	11,971
CCP (Amt)	13,288,691	11,612,012	7,997,372	32,898,075	23,724	23,012	712
Exchange-traded	2,911,731	493,685	87	3,405,503	99	125	(26)
Total Interest rate related	19,953,668	14,424,718	9,541,370	43,919,755	118,196	105,540	12,656
Currency related:
OTC	7,061,584	1,257,976	526,624	8,846,185	96,211	90,949	5,262
Bilateral (Amt)	6,850,895	1,238,176	525,924	8,614,995	95,056	89,730	5,326
CCP (Amt)	210,690	19,800	700	231,190	1,156	1,219	(63)
Exchange-traded	83,825	301	—	84,126	280	310	(30)
Total Currency related	7,145,409	1,258,277	526,624	8,930,311	96,491	91,259	5,232
Equity/index related:
OTC	26,058	19,183	10,493	55,735	1,794	2,620	(826)
Bilateral (Amt)	26,058	19,183	10,493	55,735	1,794	2,620	(826)
CCP (Amt)	—	—	—		—	—	—
Exchange-traded	182,299	32,150	2,352	216,800	2,220	2,353	(134)
Total Equity/index related	208,357	51,333	12,845	272,534	4,013	4,973	(960)
Credit derivatives related
OTC	214,471	1,007,267	67,448	1,289,186	16,705	16,926	(220)
Bilateral (Amt)	86,663	105,904	27,916	220,483	3,456	3,754	(298)
CCP (Amt)	127,808	901,363	39,532	1,068,704	13,250	13,172	78
Exchange-traded	—	—	—		—	—	—
Total Credit derivatives related	214,471	1,007,267	67,448	1,289,186	16,705	16,926	(220)
Commodity related:
OTC	55,943	809	5,027	61,779	128	362	(234)
Bilateral (Amt)	55,943	809	5,027	61,779	128	362	(234)
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	28,252	2,417	—	30,669	151	144	8
Total Commodity related	84,195	3,226	5,027	92,449	279	505	(226)
Other:
OTC	166,974	11,055	76	178,105	6,548	6,598	(49)
Bilateral (Amt)	166,892	11,055	76	178,023	6,525	6,539	(14)
CCP (Amt)	82	—	—	82	23	58	(35)
Exchange-traded	39,452	1	—	39,452	215	198	17
Total Other	206,425	11,056	76	217,557	6,763	6,796	(32)
Total OTC business	24,566,968	16,227,322	10,150,951	50,945,242	239,485	222,869	16,616
Total bilateral business	10,939,698	3,694,147	2,113,347	16,747,192	201,332	185,407	15,924
Total CCP business	13,627,270	12,533,176	8,037,604	34,198,050	38,153	37,462	691
Total exchange-traded business	3,245,558	528,554	2,438	3,776,550	2,965	3,130	(165)
Total	27,812,526	16,755,876	10,153,389	54,721,792	242,449	225,998	16,451
Positive market values after netting and cash collateral received	—	—	—	—	25,299	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,951,107	14,364,208	9,997,538	40,312,853	122,114	111,053	11,061
Bilateral (Amt)	2,396,075	2,537,847	1,557,885	6,491,807	98,528	88,114	10,414
CCP (Amt)	13,555,032	11,826,361	8,439,653	33,821,046	23,586	22,939	647
Exchange-traded	3,292,886	498,496	590	3,791,972	239	268	(29)
Total Interest rate related	19,243,992	14,862,704	9,998,128	44,104,825	122,353	111,321	11,032
Currency related:
OTC	7,718,689	1,225,352	508,959	9,453,000	147,876	144,688	3,188
Bilateral (Amt)	7,496,403	1,209,689	508,809	9,214,900	144,648	141,847	2,800
CCP (Amt)	222,287	15,664	150	238,100	3,228	2,841	388
Exchange-traded	78,320	—	—	78,320	384	477	(93)
Total Currency related	7,797,010	1,225,352	508,959	9,531,321	148,260	145,165	3,095
Equity/index related:
OTC	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
Bilateral (Amt)	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	174,707	28,489	2,348	205,544	1,818	1,827	(9)
Total Equity/index related	197,382	37,537	17,892	252,812	3,150	4,568	(1,418)
Credit derivatives related
OTC	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Bilateral (Amt)	87,962	96,506	28,063	212,531	3,366	2,186	1,180
CCP (Amt)	191,012	800,206	45,605	1,036,823	12,243	12,136	107
Exchange-traded	—	—	—	—	—	—	—
Total Credit derivatives related	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Commodity related:
OTC	11,316	34,566	1,448	47,330	226	160	66
Bilateral (Amt)	11,316	34,566	1,448	47,330	226	160	66
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	34,816	2,645	—	37,461	168	169	(1)
Total Commodity related	46,132	37,211	1,448	84,791	394	329	65
Other:
OTC	155,359	7,012	151	162,521	2,339	2,355	(16)
Bilateral (Amt)	155,313	7,012	151	162,476	2,336	2,313	23
CCP (Amt)	45	—	—	45	3	42	(39)
Exchange-traded	18,687	—	—	18,687	31	24	7
Total Other	174,045	7,012	151	181,208	2,370	2,379	(9)
Total OTC business	24,138,119	16,536,899	10,597,308	51,272,326	289,497	275,319	14,177
Total bilateral business	10,169,744	3,894,668	2,111,900	16,176,312	250,436	237,362	13,075
Total CCP business	13,968,376	12,642,231	8,485,408	35,096,014	39,060	37,958	1,103
Total exchange-traded business	3,599,416	529,630	2,938	4,131,984	2,640	2,766	(126)
Total	27,737,535	17,066,528	10,600,247	55,404,310	292,137	278,085	14,052
Positive market values after netting and cash collateral received	—	—	—	—	27,392	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

Equity Exposure
The table below presents the carrying values of equity investments split by trading and non-trading for the respective reporting dates. Deutsche Bank manages its respective positions within market risk and other appropriate risk frameworks.
Composition of Equity Exposure

in € m.	Dec 31, 2025	Dec 31, 2024
Trading Equities	1,852	2,753
Non-trading Equities¹	2,044	2,052
Total Equity Exposure	3,896	4,806
1Includes equity investment funds amounting to € 49 million as of December 31, 2025 and € 70 million as of December 31, 2024
As of December 31, 2025, the group’s trading equities exposure in Investment Bank was € 1.6 billion compared to
€ 2.4 billion on December 31, 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures

Trading Market Risk Exposures
Value-at-Risk Metrics of Trading Units of Deutsche Bank Group
The tables and graph below present the Historic Simulation value-at-risk metrics calculated with a 99% confidence level and a one-day holding period for the Group’s trading units.
Value-at-Risk of Trading Units by Risk Type¹

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk²		Commodity price risk
in € m.	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Average	28.3	31.4	(33.5)	(41.2)	16.0	26.9	24.5	22.9	10.2	10.2	9.7	11.6	1.4	1.0
Maximum	45.5	60.6	(10.5)	(27.2)	34.0	55.1	31.9	35.5	17.0	15.6	21.3	19.0	2.8	1.8
Minimum	20.0	19.0	(50.1)	(56.2)	8.3	13.4	18.9	17.6	4.7	6.2	5.2	6.3	0.8	0.3
Period-end	24.8	24.9	(26.1)	(48.3)	10.5	31.3	26.6	19.5	6.3	10.8	5.5	10.1	2.0	1.5
1Figures for 2025 as of December 31, 2025. Figures for 2024 as of December 31, 2024
2Includes value-at-risk from gold and other precious metal positions
Development of historic simulation value-at-risk by risk types in 2025

50
40
30
20
10
0
in € m.
01/25
02/25
03/25
04/25
05/25
06/25
07/25
08/25
09/25
10/25
11/25
12/25
VaR Interest rate risk
VaR Equity risk
VaR Commodity risk
VaR Credit spread risk
VaR Foreign exchange including precious metals risk
VaR Total

The average one-day trading value-at-risk over 2025 was € 28 million, which decreased by € 3.1 million compared to the average for 2024.
For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures

Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9% confidence level and one-year capital horizon)1,2

	Total		Credit Trading		Global Rates		Emerging Markets		Other
in € m.	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Average	549.3	604.9	128.8	191.8	212.6	210.1	288.1	205.9	(80.2)	(2.9)
Maximum	842.5	755.5	201.2	247.3	374.5	375.7	630.5	350.1	(25.2)	49.5
Minimum	414.9	501.5	44.9	95.3	128.6	125.4	196.6	142.9	(174.2)	(54.2)
Period-end	452.1	501.5	166.1	176.5	160.0	125.4	218.9	229.5	(92.9)	(29.9)
1Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2025 and December 31, 2024, respectively
2All liquidity horizons are set to 12 months
The incremental risk charge as at the end of 2025 was € 452 million, which has reduced by € 49 million, or 10%, compared to year-end 2024. The change was driven by risk reduction under Global Rates and Emerging Markets business.
Results of Regulatory Backtesting of Trading Market Risk
In 2025, the Group observed two outliers where the Group’s loss on a buy-and-hold basis exceeded the value-at-risk of the Trading books. The outliers in early April 2025 were driven by increased market volatility stemming from trade tariffs announcements from the U.S. administration. There were no actual profit and loss negative outliers in the current 1 year period.
The following graph shows the trading units daily buy-and-hold and Actual income in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. The value-at-risk is presented in negative amounts to visually compare the estimated potential loss of the trading positions with the buy and hold income given buy-and-hold is the relevant portion of daily profit and loss for comparison against the previous day's value at risk which excludes new trades, reserves, and any carry profit and loss ordinarily part of actual income. Figures are shown
in millions of euro. The chart shows that the trading units achieved a positive buy and hold income for 55% of the trading days in 2025 as well as displays the group outliers experienced in 2025.
EU MR4 – Comparison of VAR estimates with gains/losses

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures

Daily Income of Deutsche Bank Group Trading Units
The following histogram shows the distribution of daily income of Group trading units. Daily income is defined as total income which consists of new trades, fees & commissions, buy & hold income, reserves, carry and other income. It displays the number of trading days on which the Group reached each level of trading income shown on the horizontal axis in millions of euro.
Distribution of daily income of Group’s trading units in 2025

Days
50
45
40
35
30
25
20
15
10
5
0
in € m.
Below (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
over 100

The trading units achieved a positive income for 95% of the trading days in 2025 compared with 95% in the full year
2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Non-trading Market Risk Exposures

Non-trading Market Risk Exposures
Economic Capital Usage for Non-trading Market Risk
The following table shows the Non-trading Market Risk economic capital usage by risk type:
Economic Capital Usage by risk type.

	Economic capital usage
in € m.	Dec 31, 2025	Dec 31, 2024
Interest rate risk	1,308	2,770
Credit spread risk	772	184
Equity and Investment risk	1,272	1,172
Foreign exchange risk	4,461	1,665
Pension risk	331	944
Guaranteed funds risk	103	100
Total non-trading market risk portfolios	8,247	6,835
The economic capital figures take into account diversification benefits between the different risk types.
Economic capital usage for Non-trading Market Risk totaled € 8.2 billion as of December 31, 2025, which is € 1.4 billion above the economic capital usage at year-end 2024. The increase is mainly driven by the model changes described in section “Market Risk Management”. In particular, Economic Capital usage for FX risk increased due to the adoption of a more conservative liquidity horizon scaling in the revised modeling approach. This was partly offset by lower Economic
Capital usage for interest rate risk, following the move from a Monte Carlo to historical simulation based methodology in the core market risk Economic Capital model.
–Interest rate risk: economic capital usage for interest rate risk in the banking book, including gap risk, basis risk and option risk, such as the risk of a change in client behavior embedded in modelled non-maturity deposits or prepayment risk; in total the economic capital usage for December 31, 2025 was € 1.3 billion, compared to
€ 2.8 billion for December 31, 2024
–Credit spread risk: economic capital usage for portfolios in the banking book subject to credit spread risk; economic capital usage was € 772 million as of December 31, 2025, versus € 184 million as of December 31, 2024
–Equity and Investment risk: economic capital usage for equity risk from a structural short position in the bank’s own share price arising from the Group’s equity compensation plans, and from the non-consolidated investment holdings, such as strategic investments and alternative assets the economic capital usage was € 1.3 billion as of December 31,
2025, compared to € 1.2 billion as of December 31, 2024
–Foreign exchange risk: foreign exchange risk predominantly arises from the Group’s structural position taken to protect the sensitivity of the bank’s capital ratio against changes in the exchange rates. The economic capital usage was € 4.5 billion as of December 31, 2025, versus € 1.7 billion as of December 31, 2024
–Pension risk: this risk arises from the Group’s defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 0.3 billion as of December 31, 2025, compared to € 0.9 billion as of December 31, 2024
–Guaranteed funds risk: risk arising from guaranteed fund products offered by the asset management division providing a partial or full guarantee on the clients’ investment. The risk materializes if the value of the underlying investment fund on guarantee date is lower than the guaranteed amount. The economic capital usage was € 103 million as of
December 31, 2025, versus € 100 million as of December 31, 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Non-trading Market Risk Exposures

Interest Rate Risk in the Banking Book
The following table shows the impact on the Group’s economic value of equity and net interest income in the banking book from interest rate changes under the six standard scenarios defined by the EBA:
Economic value and net interest income interest rate risk in the banking book by EBA scenario

	Delta EVE		Delta NII[1]
in € bn.	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Parallel up	(6.7)	(5.8)	0.0	0.2
Parallel down	1.4	1.3	(0.6)	(0.7)
Steepener	(0.7)	(0.8)	0.0	(0.1)
Flattener	(0.8)	(0.7)	(0.1)	0.0
Short rates up	(2.5)	(2.1)	(0.1)	0.0
Short rates down	0.8	0.6	(0.4)	(0.6)
Maximum	(6.7)	(5.8)	(0.6)	(0.7)

in € bn.	Dec 31, 2025	Dec 31, 2024
Tier 1 Capital	60.8	60.8
1Delta Net Interest Income (NII) reflects the difference between projected NII in the respective scenario with shifted rates vs. market implied rates. Sensitivities are based on a static balance sheet at constant exchange rates, excluding trading positions and DWS. Figures do not include Mark-to-Market (MtM)/Other Comprehensive Income
(OCI) effects on centrally managed positions not eligible for hedge accounting
The maximum economic value of equity (EVE) loss was € (6.7) billion as of December 31, 2025, compared to € (5.8) billion as of December 31, 2024. As per December 31, 2025 the maximum EVE loss represents 11.0% of Tier 1 Capital.
The maximum economic value of equity (EVE) loss due to a +200 basis points parallel shift of the yield curve across all currencies as defined by the BaFin was € (6.6) billion as of December 31, 2025, representing 9.8% of Total Capital.
The increase in the maximum economic value of equity (EVE) loss for the “Parallel up” interest rate scenario was a result of change in the risk management positions held within Group Treasury’s portfolio managing earnings risks arising from
Deutsche Bank’s equity as well as Private Bank and Corporate Bank portfolios. Applied hedge strategies are aligned with
Deutsche Bank’s objective to stabilize net interest income (NII) and with the IRRBB governance framework.
The maximum one-year loss in net interest income for the “Parallel down” interest rate scenario was € (0.6) billion as of
December 31, 2025, compared to € (0.7) billion as of December 31, 2024.
The maximum net interest income loss in the “Parallel down” scenario was almost unchanged compared to 2024, in line with the strategy to stabilize net interest income (NII).
The following table shows the variation of the economic value for Deutsche Bank’s banking book positions resulting from downward and upward interest rate shocks by currency:
Economic value interest rate risk in the banking book by currency

	Dec 31, 2025		Dec 31, 2024
in € bn.	Parallel up	Parallel down	Parallel up	Parallel down
EUR	(5.8)	1.2	(5.1)	1.2
USD	(0.8)	0.4	(0.7)	0.4
Other	(0.1)	(0.2)	0.0	(0.3)
Total	(6.7)	1.4	(5.8)	1.3

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

Liquidity Risk Exposure
Funding Markets and Capital Markets Issuance
Multiple macro topics emerged during 2025 and weighed on markets, including U.S. tariff announcement in April, political instability in France, continued inflationary pressures and geopolitical tensions in the Middle East. Despite creating a dent, those events were not material enough to outweigh risk-on mood. Against this backdrop, the Bank navigated well through the markets and successfully concluded its issuance activity at € 18.7 billion, including € 3 billion pre-funding for 2026 requirements in line with the bank´s 2025 target range of 15 – 20 billion euros.
In contrast to market fears, credit markets showed a constructive performance despite the multiple disruptions with broader indices trading tighter vs. year end 2024. Deutsche Bank continued its strong idiosyncratic performance in 2025.
On average, in 2025, the bank’s senior debt traded 8 bps,wider, and its capital securities traded 14 bps wider, than peers
(Societe Generale, Barclays, BNP, UBS), versus 10 bps wider and 17 bps narrower, respectively, in 2024.
The total issuance volume of € 18.7 billion is split as follows: € 2.5 billion in capital issuances, € 11.0 billion of senior non-
preferred funding, € 4.8 billion in senior preferred and € 0.4 billion in covered bonds. From a currency perspective, the total issuance volume is divided as follows: euros (€ 9.8 billion), U.S. dollars (€ 7.1 billion), Japanese Yen (€ 0.5 billion),
Pound Sterling (€ 0.6 billion) and other currencies aggregated (€ 0.7 billion). The Group’s investor base for 2025 issuances was as follows: asset managers and pension funds (63.3%), banks (10.6%), retail customers (3.2%), insurance companies (5.2%), other institutional investors (11.3%), Governments and agencies (4.4%) and Other (1.7%). The geographical distribution was split between Germany (15.0%), rest of Europe (44.0%), U.S. (29.0%), Asia/Pacific (8.0%) and
Other (4.0%). The average spread of issuance over 3-months-Euribor/RFR (Risk Free Rate) was 95bp for the full year. The average tenor was 4.8 years. The Group issued the following volumes over each quarter: first quarter: € 6.0 billion, second quarter: € 4.7 billion , third quarter: € 4.4 billion and fourth quarter: € 3.6 billion.
Deutsche Bank’s issuance plan for 2026 is € 10-15 billion. Focus will be on senior non-preferred bonds. Senior preferred issuances will be primarily in non-benchmark format. The Group also plans to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. The Bank has total capital markets maturities, excluding legally exercisable calls, of approximately € 14.0 billion. Furthermore, the Bank issued structured notes with a volume of around € 7.7 billion euros net in 2025 and plans to issue ~€ 7.3 billion in 2026. This activity is conducted by the FIC division and not part of the Treasury issuance plan.
Funding Diversification
In 2025, total external funding increased by € 55.3 billion from € 1,020.9 billion at December 31, 2024, to € 1,076.2 billion at December 31, 2025. Funding has increased by € 16.8 billion in the Corporate Bank and by € 8.9 billion in the Private
Bank. Within both segments, growth was most pronounced in sight deposits. The unsecured Wholesale Funding portfolio increased by € 4.6 billion, supported by newly issued Commercial Paper. Secured funding and shorts have increased by
€ 16.1 billion, driven by growth in repurchase operations. The Capital Markets and Equity position slightly increased by
€ 0.7 billion. While Equity increased by € 0.6 billion, Capital Markets increased by € 0.1 billion. Underlying growth in structured notes issued by FIC was offset by a reduction in Treasury issued debt. Additional growth in the Other
Customers bucket of € 8.1 billion was mainly driven by an increase in long-term debt due to growth from ETF structures.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

Composition of External Funding Sources

in € bn.
350
300
250
200
150
100
50
0
203
204
320
329
315
332
27
35
40
44
115
131
0
1
Capital Markets and Equity
Private Bank
Corporate Bank
Other Customers*
Unsecured Wholesale
Secured Funding and Shorts
Financing Vehicles
December 31, 2024 total € 1,021 billion
December 31, 2025 total € 1,076 billion

* Other Customers includes fiduciary deposits, X-markets notes and margin/Prime Brokerage cash balances (shown on a net basis)
Reference: Reconciliation to total balance sheet of € 1,435.1 billion (€ 1,387.2 billion): Derivatives & settlement balances € 277.7 billion (€ 288.8 billion), add-back for netting effect for margin/Prime Brokerage cash balances (shown on a net basis) € 46.6 billion (€ 42.2 billion), other non-funding liabilities € 34.5 billion (€ 35.3 billion for
December 31, 2025, and December 31, 2024, respectively
Maturity of unsecured wholesale funding, ABCP and capital markets issuance1

	Dec 31, 2025
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	1,027	476	77	450	2,029	102	—	2,132
Deposits from other wholesale customers	12,662	2,954	2,406	4,695	22,717	1,041	73	23,831
CDs and CP	4,929	2,524	2,491	5,290	15,234	1,793	1,408	18,436
ABCP	—	—	—	—	—	—	—	—
Senior non-preferred plain vanilla	1,239	1,967	1,335	7,730	12,270	11,734	31,268	55,272
Senior preferred plain vanilla	1,758	1,113	866	611	4,348	2,287	8,353	14,988
Senior structured	151	675	899	1,143	2,867	2,592	25,663	31,122
Covered bonds/ABS	505	126	1,334	1,317	3,282	1,927	8,389	13,598
Subordinated liabilities	—	1,262	1,989	1,279	4,530	4,897	10,886	20,313
Other	53	—	—	—	53	—	—	53
Total	22,323	11,096	11,397	22,515	67,331	26,372	86,040	179,743
Of which:
Secured	21,818	10,971	10,063	21,197	64,049	24,445	77,651	166,145
Unsecured	21,812	10,964	10,057	21,170	64,002	23,224	77,530	164,756
1Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised
Capital market issuances volume reported post own debt elimination
The total volume of unsecured wholesale liabilities, asset-backed commercial paper (ABCP) and capital markets issuance maturing within one year amount to € 67 billion as of December 31, 2025, and should be viewed in the context of total
High Quality Liquid Assets (HQLA) of € 260 billion.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	829	697	1,294	1,277	4,098	56	—	4,153
Deposits from other wholesale customers	3,106	7,919	4,698	5,396	21,119	2,231	1,013	24,363
CDs and CP	1,107	3,623	2,647	3,688	11,064	10	117	11,190
ABCP	—	—	—	—	—	—	—	—
Senior non-preferred plain vanilla	239	1,467	1,788	5,190	8,685	12,054	33,279	54,018
Senior preferred plain vanilla	171	360	1,681	1,712	3,923	4,442	7,930	16,294
Senior structured	239	793	1,029	1,381	3,442	2,187	20,094	25,723
Covered bonds/ABS	765	343	225	757	2,091	3,301	10,163	15,554
Subordinated liabilities	—	1,264	3,945	1,190	6,399	4,239	12,991	23,630
Other	49	—	—	—	49	—	7	57
Total	6,505	16,468	17,307	20,591	60,870	28,519	85,593	174,982
Of which:
Secured	765	343	225	757	2,091	3,301	10,163	15,554
Unsecured	5,740	16,124	17,081	19,834	58,779	25,218	75,430	159,428
The following table shows the currency breakdown of short-term unsecured wholesale funding, of ABCP funding and of capital markets issuance.
Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

	Dec 31, 2025					Dec 31, 2024
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	320	1,341	48	—	1,709	629	2,583	40	902	4,153
Deposits from other whole- sale customers	8,291	12,923	147	—	21,361	7,722	13,836	264	2,542	24,363
CDs and CP	8,031	10,145	—	—	18,176	3,695	7,230	—	266	11,190
ABCP	—	—	—	—	—	—	—	—	—	—
Senior non- preferred plain vanilla	26,352	23,502	1,904	3,513	55,272	23,485	24,503	2,167	3,862	54,018
Senior preferred plain vanilla	7,712	5,071	17	2,188	14,988	8,919	5,390	15	1,970	16,294
Senior structured	13,574	14,784	44	2,720	31,122	10,704	12,250	50	2,719	25,723
Covered bonds/ ABS	12,953	645	—	—	13,598	14,822	732	—	—	15,554
Subordinated liabilities	13,958	5,439	917	—	20,313	12,553	9,938	952	187	23,630
Other	6	—	—	—	6	8	—	—	49	57
Total	91,197	73,850	3,077	8,422	176,545	82,536	76,461	3,489	12,495	174,982
Of which:
Secured	78,244	73,205	3,077	8,422	162,947	14,822	732	—	—	15,554
Unsecured	76,806	73,124	3,073	11,753	164,756	67,714	75,729	3,489	12,495	159,428

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

High quality liquid assets
Composition of Group’s HQLA by parent company (including branches) and subsidiaries

	Dec 31, 2025		Dec 31, 2024
in € bn.	Market Value	Value according to Article 9 CRR	Market Value	Value according to Article 9 CRR
Available-Cash and Central Bank Reserves	144	144	124	124
Parent (incl. foreign branches)	116	116	97	97
Subsidiaries	28	28	26	26
High Quality liquid securities (includes government, government guaranteed and agency securities	120	116	106	102
Parent (incl. foreign branches)	117	113	98	94
Subsidiaries	3	3	8	8
Total HQLA	264	260	230	226
Parent (incl. foreign branches)	233	229	195	191
Subsidiaries	31	31	34	34
As of December 31, 2025, the Group’s HQLA increased to € 260 billion compared to December 31, 2024 at € 226 billion.
This is primarily due to increased deposits and issuance of long-term debt largely offset by TLTRO repayment and increased business held assets.
Liquidity Coverage Ratio
The Liquidity Coverage Ratio was 144% at the end of 2025, a surplus to regulatory requirements of € 80 billion as compared to 131% as at the end of 2024, a surplus to regulatory requirements of € 53 billion. The increase in surplus was predominantly driven by increased Private Bank and Corporate Bank deposits through H2 2025.
The Group’s twelve month weighted average LCR was 137%. This has been calculated in accordance with the
Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.
LCR components

	Dec 31, 2025	Dec 31, 2024
in € bn. (unless stated otherwise)	Total adjusted weighted value (average)	Total adjusted weighted value (average)
Number of data points used in the calculation of averages	12	12
High Quality Liquid Assets	238	224
Total net cash outflows	174	167
Liquidity Coverage Ratio (LCR) in %	137%	134%
Funding Risk Management
Structural Funding
All funding matrices (the aggregate currency, the euro, the U.S. dollar and the British pound funding matrix) were in line with the targets as of year ends 2025 and 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

Stress Testing and Scenario Analysis
At the end of 2025, the Group’s stressed Net Liquidity Position stood at € 94 billion compared to € 56 billion as at the end of 2024 with the change in scenario of minimum surplus liquidity reflecting the introduction of a 12-month risk appetite horizon under the Systemic Market Risk scenario.
Global All Currency Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap1	Gap Closure2	Net Liquidity Position	Funding Gap1	Gap Closure2	Net Liquidity Position
Systemic market risk	187	306	119	208	265	56
1 notch downgrade (DB specific)	39	215	176	34	174	140
Severe downgrade (DB specific)	107	235	128	142	241	99
Combined³	231	325	94	216	275	59
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global Euro Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	81	143	62	91	104	13
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global U.S. dollar Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap1	Gap Closure	Net Liquidity Position	Funding Gap1	Gap Closure2	Net Liquidity Position
Combined³	80	94	14	80	102	22
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global British pound Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	4	8	3	5	10	5
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
The following table presents the amount needed to meet collateral requirements from contractual obligations in the event of a one- or two-notch downgrade by rating agencies for all currencies.
Contractual Obligations

	Dec 31, 2025		Dec 31, 2024
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	161	212	182	309
Other contractual funding or margin requirements	—	—	—	—
Net stable funding ratio
The Net Stable Funding Ratio was 119% as at year end 2025, a surplus to regulatory requirements of € 104 billion as compared to 121% as at the end of 2024, a surplus to regulatory requirements of € 110 billion.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2025	Dec 31, 2024
in € bn. (unless stated otherwise)	Total adjusted weighted value	Total adjusted weighted value (average)
Available stable funding (ASF)	649	625
Required stable funding (RSF)	545	515
Net Stable Funding Ratio (NSFR) in %	119%	121%
Asset Encumbrance
This section refers to asset encumbrance in the Group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Therefore, this excludes insurance companies or companies outside the finance sector. Assets pledged by insurance subsidiaries are included in Note 20 “Assets Pledged and Received as Collateral” of
the consolidated financial statements, and restricted assets held to satisfy obligations to insurance companies’ policy holders are included within Note 37 “Information on Subsidiaries” of the consolidated financial statements.
Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with EBA technical standards on regulatory asset encumbrance reporting, assets placed with settlement systems, including default funds and initial margins, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks, are considered encumbered. The balances presented also include derivative margin receivable assets as encumbered under relevant EBA guidelines.
Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.
The readily available value represents the on- and off-balance sheet carrying amount or fair value rather than any form of stressed liquidity value (see the “High Quality Liquid Assets” for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations or are otherwise not considered to be readily available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other assets could be packaged into a format that would be suitable for use to generate funding.
Encumbered and unencumbered assets

	Dec 31, 2025
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	209	106	103	—
Equity instruments	4	—	4	—
Other assets:
Cash and due from banks & Interest earning deposits with Banks	172	13	158	—
Securities borrowed or purchased under resale agreements¹	38	—	—	38
Financial assets at fair value through profit and loss²
Trading assets	13	—	13	—
Positive market value from derivative financial instruments	241	—	—	241
Securities borrowed or purchased under resale agreements¹	113	—	—	113
Other financial assets at fair value through profit or loss	4	—	4	—
Financial assets at fair value through other comprehensive income²	6	—	4	1
Loans	550	43	76	430
Other assets	85	43	—	41
Total	1,433	206	363	864
1Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2Excludes Debt securities and Equity instruments (separately disclosed above)

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2025
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	557,837	431,792	125,943	101
Debt securities	556,142	430,204	125,938	—
Equity instruments	690	685	5	—
Other collateral received	1,005	903	—	101

	Dec 31, 2024
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	179	80	99	—
Equity instruments	4	—	4	—
Other assets:
Cash and due from banks & Interest earning deposits with Banks	154	14	139	—
Securities borrowed or purchased under resale agreements¹	41	—	—	41
Financial assets at fair value through profit and loss²
Trading assets	12	—	12	—
Positive market value from derivative financial instruments	292	—	—	292
Securities borrowed or purchased under resale agreements¹	105	—	—	105
Other financial assets at fair value through profit or loss	3	—	3	—
Financial assets at fair value through other comprehensive income²	8	—	5	3
Loans	517	48	41	427
Other assets	75	40	—	35
Total	1,389	183	303	903
1Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2Excludes Debt securities and Equity instruments (separately disclosed above)

	Dec 31, 2024
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	479	366	110	3
Debt securities	473	363	110	—
Equity instruments	1	1	—	—
Other collateral received	6	2	—	3
Maturity Analysis of Assets and Financial Liabilities
Treasury manages the maturity analysis of assets and liabilities. Modeling of assets and liabilities is necessary in cases where the contractual maturity does not adequately reflect the liquidity risk position. The most significant example in this context would be immediately repayable deposits from retail and transaction banking customers which have consistently displayed high stability throughout even the most severe financial crises.
The modeling profiles are part of the overall liquidity risk management framework (see section “Liquidity Stress Testing and Scenario Analysis” for short-term liquidity positions ≤ 1 year and section “Structural Funding” for long-term liquidity positions > 1 year) which is defined and approved by the Management Board.
The following tables present a maturity analysis of total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2025 and 2024, respectively.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

Analysis of the earliest contractual maturity of assets

	Dec 31, 2025
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	151,073	10,354	2,828	371	19	14	—	—	—	164,659
Interbank balances (w/o central banks)¹	5,310	1,442	80	39	2	83	—	—	6	6,962
Central bank funds sold	—	—	—	—	—	—	—	—	—	—
Securities purchased under resale agreements	570	4,568	8,073	8,530	4,407	1,751	4,848	4,761	—	37,509
With banks	304	1,904	2,378	1,080	1,958	1,048	2,019	2,166	—	12,857
With customers	266	2,664	5,696	7,450	2,448	703	2,829	2,595	—	24,652
Securities borrowed	—	6	—	—	—	—	—	—	—	6
With banks	—	—	—	—	—	—	—	—	—	—
With customers	—	6	—	—	—	—	—	—	—	6
Financial assets at fair value through profit or loss	411,247	83,355	8,236	4,981	882	3,191	1,615	1,933	4,194	519,635
Trading assets	151,725	—	—	—	—	1,928	38	—	120	153,811
Fixed-income securities and loans	139,484	—	—	—	—	—	—	—	—	139,484
Equities and other variable- income securities	1,852	—	—	—	—	1,928	38	—	120	3,939
Other trading assets	10,388	—	—	—	—	—	—	—	—	10,388
Positive market values from derivative financial instruments	241,328	—	—	—	—	—	—	—	—	241,328
Non-trading financial assets mandatory at fair value through profit or loss	18,194	83,355	8,236	4,981	882	1,263	1,577	1,933	4,073	124,495
Securities purchased under resale agreements	5,954	78,582	6,251	3,703	223	114	710	184	81	95,802
Securities borrowed	12,154	2,759	1,117	472	—	—	11	—	—	16,513
Fixed-income securities and loans	21	616	829	806	638	540	821	1,741	2,955	8,967
Other non-trading financial assets mandatory at fair value through profit or loss	65	1,397	40	—	21	609	35	9	1,037	3,213
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Positive market values from derivative financial instruments qualifying for hedge accounting	—	183	379	208	66	27	34	137	86	1,121
Financial assets at fair value through other comprehensive income	1	3,611	1,635	3,512	1,607	911	3,283	7,058	22,027	43,644
Securities purchased under resale agreements	—	1,128	—	—	—	—	—	—	—	1,128
Securities borrowed	—	—	—	—	—	—	—	—	—	—
Debt securities	—	2,092	970	2,693	1,498	726	2,617	5,486	22,003	38,084
Loans	1	391	665	820	109	186	665	1,572	24	4,432
Other	—	—	—	—	—	—	—	—	—	—
Loans	14,467	25,032	24,158	21,805	15,058	14,049	46,488	109,611	201,952	472,620
To banks	350	1,007	318	699	604	98	198	213	2,475	5,962
To customers	14,116	24,025	23,840	21,107	14,454	13,951	46,290	109,398	199,477	466,658
Retail	2,779	1,095	2,460	1,905	1,315	1,645	7,908	22,176	161,653	202,937
Corporates and other customers	11,338	22,930	21,380	19,201	13,140	12,306	38,382	87,222	37,823	263,722
Other financial assets	104,124	8,997	2,543	2,520	1,061	2,010	2,778	6,169	28,086	158,288

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2025
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Total financial assets	686,791	137,547	47,933	41,968	23,102	22,037	59,045	129,669	256,350	1,404,442
Other assets	7,949	302	10	4,567	3	4,454	94	1,098	12,145	30,624
Total assets	694,741	137,849	47,944	46,535	23,105	26,491	59,139	130,767	268,495	1,435,066
1The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 547 million cash held with Russian Banks, predominantly with the
Central Bank of Russia

	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	133,755	10,423	3,118	131	20	46	—	—	—	147,494
Interbank balances (w/o central banks)¹	4,590	1,238	156	85	49	37	—	—	6	6,160
Central bank funds sold	—	—	—	—	—	—	—	—	—	—
Securities purchased under resale agreements	640	3,564	8,696	14,690	3,143	1,329	5,591	3,151	—	40,803
With banks	597	468	3,838	6,228	1,995	—	4,322	2,710	—	20,158
With customers	43	3,096	4,859	8,462	1,147	1,329	1,269	440	—	20,645
Securities borrowed	—	32	—	—	—	—	11	—	—	44
With banks	—	—	—	—	—	—	—	—	—	—
With customers	—	32	—	—	—	—	11	—	—	44
Financial assets at fair value through profit or loss	448,881	71,938	9,475	3,531	1,783	3,041	2,121	1,603	3,476	545,849
Trading assets	137,706	—	—	—	—	2,026	—	—	40	139,772
Fixed-income securities and loans	131,418	—	—	—	—	—	—	—	—	131,418
Equities and other variable-income securities	2,753	—	—	—	—	2,026	—	—	40	4,819
Other trading assets	3,535	—	—	—	—	—	—	—	—	3,535
Positive market values from derivative financial instruments	291,753	—	—	—	—	—	—	—	—	291,754
Non-trading financial assets mandatory at fair value through profit or loss	19,422	71,938	9,475	3,531	1,783	1,015	2,121	1,603	3,436	114,324
Securities purchased under resale agreements	8,109	68,159	6,241	3,022	1,564	248	995	398	—	88,736
Securities borrowed	11,200	2,070	2,620	—	—	—	22	—	—	15,913
Fixed-income securities and loans	30	445	601	480	214	107	999	1,003	2,549	6,429
Other non-trading financial assets mandatory at fair value through profit or loss	82	1,264	12	29	5	660	104	202	887	3,246
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Positive market values from derivative financial instruments qualifying for hedge accounting	—	27	83	29	22	12	91	64	55	383
Financial assets at fair value through other comprehensive income	—	3,735	2,896	1,703	1,601	605	4,266	7,189	20,096	42,090
Securities purchased under resale agreements	—	1,355	1,275	—	—	—	153	—	3	2,786
Securities borrowed	—	—	—	—	—	—	—	—	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Debt securities	—	2,004	1,039	1,345	904	541	3,440	5,098	19,865	34,236
Loans	—	376	582	358	696	65	673	2,091	227	5,068
Other	—	—	—	—	—	—	—	—	—	—
Loans	14,095	34,800	23,242	23,857	16,390	13,804	41,424	109,587	201,722	478,921
To banks	226	2,085	1,135	987	346	725	126	840	1,907	8,376
To customers	13,869	32,715	22,107	22,870	16,045	13,079	41,297	108,748	199,815	470,545
Retail	2,381	3,837	2,317	1,965	1,185	1,159	5,716	23,646	154,729	196,935
Corporates and other customers	11,488	28,878	19,791	20,905	14,859	11,920	35,582	85,101	45,086	273,610
Other financial assets	59,501	8,436	1,191	1,508	512	1,701	1,928	4,848	13,121	92,745
Total financial assets	661,461	134,193	48,857	45,534	23,519	20,576	55,432	126,442	238,476	1,354,488
Other assets	9,083	247	5	4,574	13	4,923	267	1,248	12,328	32,689
Total assets	670,544	134,440	48,862	50,107	23,532	25,499	55,699	127,690	250,804	1,387,177
1The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 379 million cash held with Russian Banks, predominantly with the
Central Bank of Russia
The following tables present a maturity analysis of total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2025 and 2024, respectively.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2025
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	403,104	61,783	85,774	69,081	27,432	19,050	8,961	5,209	11,434	691,827
Due to banks	54,121	3,827	4,481	9,409	5,484	192	1,659	3,058	9,877	92,108
Due to customers	348,983	57,955	81,293	59,672	21,948	18,858	7,302	2,151	1,557	599,720
Retail	146,576	15,856	39,945	36,795	10,203	7,119	1,735	404	15	258,649
Corporates and other customers	202,407	42,099	41,347	22,877	11,745	11,739	5,567	1,747	1,542	341,071
Trading liabilities	268,655	—	—	—	—	—	—	—	—	268,655
Trading securities	41,142	—	—	—	—	—	—	—	—	41,142
Other trading liabilities	1,738	—	—	—	—	—	—	—	—	1,738
Negative market values from derivative financial instruments	225,775	—	—	—	—	—	—	—	—	225,775
Financial liabilities designed at fair value through profit or loss	15,572	44,198	19,079	8,775	590	659	3,876	11,008	11,298	115,055
Securities sold under repurchase agreements	14,625	43,923	18,413	7,083	56	2	2,051	26	—	86,177
Long-term debt	945	28	157	1,207	405	568	1,769	10,979	11,240	27,299
Other financial liabilities designated at fair value through profit or loss	2	248	510	485	129	89	56	3	58	1,579
Investment contract liabilities	—	—	—	—	—	469	—	—	—	469
Negative market values from derivative financial instruments qualifying for hedge accounting	—	27	45	16	6	3	12	57	57	223
Central bank funds purchased	1,967	—	—	—	—	—	—	—	—	1,967
Securities sold under repurchase agreements	389	363	241	542	—	5	247	314	109	2,210
Due to banks	262	239	204	502	—	5	146	191	59	1,608
Due to customers	127	124	37	39	—	—	101	124	51	603
Securities loaned	2	—	—	—	—	—	—	—	—	2
Due to banks	—	—	—	—	—	—	—	—	—	—
Due to customers	2	—	—	—	—	—	—	—	—	2
Other short term borrowings	6,296	2,769	1,086	6,204	1,382	467	—	—	—	18,204
Long-term debt	—	3,366	4,202	5,767	4,158	4,682	19,839	41,639	31,101	114,754
Debt securities - senior	—	3,252	2,312	4,641	2,823	3,531	15,086	35,976	12,580	80,201
Debt securities - subordinated	—	—	1,260	766	—	(2)	2,363	424	3,401	8,212
Other long-term debt - senior	—	115	630	345	1,335	1,125	2,369	5,218	15,120	26,256
Other long-term debt - subordinated	—	—	—	15	—	27	20	23	—	85
Trust Preferred Securities	—	—	—	283	—	—	—	—	—	283
Other financial liabilities	116,766	946	2,701	513	147	195	779	1,398	2,228	125,672
Total financial liabilities	812,751	113,451	113,128	91,181	33,715	25,529	33,714	59,626	56,227	1,339,321
Other liabilities	15,542	—	—	—	—	—	—	—	—	15,542
Total equity	—	—	—	—	—	—	—	—	80,203	80,203
Total liabilities and equity	828,293	113,451	113,128	91,181	33,715	25,529	33,714	59,626	136,430	1,435,067
Off-balance sheet commitments given	41,421	10,785	14,491	27,523	20,110	31,751	43,971	124,498	38,847	353,397
Banks	1,210	1,299	1,372	2,573	2,540	2,919	2,991	5,492	5,199	25,595
Retail	14,577	2,748	1,226	262	186	5,404	361	150	2,991	27,904
Corporates and other customers	25,634	6,738	11,893	24,687	17,384	23,428	40,619	118,856	30,658	299,897

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	373,816	64,076	93,692	69,346	21,845	18,207	9,612	5,538	10,130	666,261
Due to banks	53,385	1,721	10,520	11,102	6,515	1,033	1,927	2,984	8,731	97,920
Due to customers	320,430	62,355	83,171	58,244	15,330	17,174	7,685	2,553	1,399	568,341
Retail	135,531	16,455	44,218	34,930	8,890	6,577	1,389	491	22	248,504
Corporates and other customers	184,900	45,899	38,953	23,314	6,440	10,596	6,296	2,062	1,377	319,838
Trading liabilities	319,893	—	—	—	—	—	—	—	—	319,893
Trading securities	41,864	—	—	—	—	—	—	—	—	41,864
Other trading liabilities	1,635	—	—	—	—	—	—	—	—	1,635
Negative market values from derivative financial instruments	276,395	—	—	—	—	—	—	—	—	276,395
Financial liabilities designed at fair value through profit or loss	32,343	24,338	11,059	4,417	539	304	3,310	10,009	5,713	92,032
Securities sold under repurchase agreements	30,294	23,772	10,739	3,254	302	—	760	—	—	69,121
Long-term debt	2,023	335	228	1,043	136	235	2,543	9,947	5,713	22,203
Other financial liabilities designated at fair value through profit or loss	26	232	91	120	101	69	6	62	—	708
Investment contract liabilities	—	—	—	—	—	454	—	—	—	454
Negative market values from derivative financial instruments qualifying for hedge accounting	—	357	621	342	197	77	16	16	65	1,690
Central bank funds purchased	1,227	—	—	—	—	—	—	—	—	1,227
Securities sold under repurchase agreements	268	23	1,017	175	—	—	715	289	25	2,513
Due to banks	88	2	917	152	—	—	605	158	9	1,929
Due to customers	180	21	101	23	—	—	111	131	16	583
Securities loaned	2	—	—	—	—	—	—	—	—	2
Due to banks	—	—	—	—	—	—	—	—	—	—
Due to customers	2	—	—	—	—	—	—	—	—	2
Other short term borrowings	1,345	3,380	2,372	1,845	227	726	—	—	—	9,895
Long-term debt	—	1,474	4,280	5,971	5,079	3,825	18,543	42,140	33,587	114,899
Debt securities - senior	—	1,315	2,873	4,081	4,764	3,158	14,957	36,395	15,067	82,611
Debt securities - subordinated	—	—	1,248	1,635	—	—	2,000	2,436	4,307	11,626
Other long-term debt - senior	—	159	158	254	315	667	1,545	3,289	14,190	20,578
Other long-term debt - subordinated	—	—	—	—	—	—	42	20	22	85
Trust Preferred Securities	—	—	—	287	—	—	—	—	—	287
Other financial liabilities	72,776	526	665	881	137	256	1,988	1,360	2,508	81,098
Total financial liabilities	801,670	94,174	113,705	83,264	28,024	23,849	34,185	59,352	52,028	1,290,251
Other liabilities	17,494	—	—	—	—	—	—	—	—	17,494
Total equity	—	—	—	—	—	—	—	—	79,432	79,432
Total liabilities and equity	819,164	94,174	113,705	83,264	28,024	23,849	34,185	59,352	131,460	1,387,177
Off-balance sheet commitments given	42,360	11,136	16,635	22,017	18,465	29,279	45,443	122,123	35,709	343,167
Banks	1,038	1,584	2,164	2,827	2,766	2,080	3,213	4,697	6,169	26,540
Retail	13,776	455	642	134	79	1,502	279	891	2,977	20,734
Corporates and other customers	27,546	9,097	13,829	19,057	15,620	25,697	41,950	116,535	26,563	295,893

Deutsche Bank	Risk and capital performance
Annual Report 2025	Operational risk exposure

Operational Risk exposure
EC for operational risk was € 5.0 billion at the end of 2025, an increase of € 0.3 billion compared to 2024, mainly driven by model updates of the forward looking qualitative adjustment component as well as model refinements of the loss distribution approach .

Sustainability Statement

204	General information
	204	Basis for preparation of the Sustainability Statement
	207	Governance
	217	Double materiality assessment
	222	Sustainability strategy
	228	Stakeholder engagement and thought leadership
	232	ESG due diligence

242	Environmental information
	242	Sustainable finance
	261	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)
	265	Climate change

316	Social information
	316	Own workforce
	348	Client centricity

361	Governance information
	361	Culture, integrity and conduct
	367	Anti-financial crime
	373	Competitive behavior
	376	Supply chain management
	380	Data protection
	384	Information security

385	Additional information
	385	Independent auditor’s limited assurance report on the group sustainability statement
	388	List of ESRS Disclosure Requirements complied with
	399	Table of all the datapoints deriving from other EU legislation

Sustainability

As the Global Hausbank, Deutsche Bank embeds sustainability into the way it serves clients and aspires to contribute to an environmentally sound, socially inclusive and well-governed world. Sustainability, which includes Environmental, Social and Governance (ESG) dimensions, is embedded in Deutsche Bank's governance, operations as well as in its products and services.

Environmental

Deutsche Bank considers it its responsibility to accelerate the transition to a low-carbon economy and has set net zero targets for the eight most carbon-intensive sectors in the corporate loan portfolio by 2050

€ 471bn

Cumulative sustainable finance volumes[1] since 2020

Social

Deutsche Bank places importance on social considerations such as equal opportunities, inclusiveness and client centricity

~72%

Culture Pulse Index Score in 2025

Governance

Deutsche Bank is committed to protecting clients' assets and data, preventing financial crime and adhering to fair competition rules

> 99%

Completion rate of mandatory trainings such as Anti-Financial Crime, Code of Conduct and Speak-up

Strategically relevant UN Sustainable Development Goals

4 QUALITY EDUCATION
5 GENDER EQUALITY
7 RENEWABLE ENERGY
8 GOOD JOBS AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
14 LIFE BELOW WATER
17 PARTNERSHIPS FOR THE GOALS

Selected ESG ratings and assessments 2025

CDP Climate Change	ISS ESG Corporate Rating	MSCI ESG Ratings	S&P Global CSA	Sustainalytics ESG Risk Rating
A	**C+**	**AA**	**72**	**9.0**
2024: B	2024: C+	2024: AA	2024: 67	2024: 24.8
Scale[2]: A to D-	Scale[2]: A+ to D-	Scale[2]: AAA to CCC	Scale[2]: 100 to 0	Scale[2]: 0 to 100
Sector average: B	Decile-rank[3]: 1/10	Sector average[4]: –	Sector average: 28	Sector average[5]: –

[1] Sustainable financing and ESG investment volumes (excluding Asset Management (DWS))
[2] From best to worst
[3] A decile rank of 1 indicates high performance relative to industry peers
[4] The assessment is explicitly relative to the standards and performance of a company's industry peers, therefore there is no industry average
[5] Sector average not publicly available

Deutsche Bank	General information
Annual Report 2025	Basis for preparation of the Sustainability Statement

General information
Basis for preparation of the Sustainability Statement
General basis for preparation of the Sustainability Statement
ESRS 2 BP-1
Reporting standards and assurance
The Sustainability Statement of Deutsche Bank Group for the year ended December 31, 2025, which is combined with the parent company’s Sustainability Statement, was prepared according to Section 315c (1) in conjunction with Sections
289c to 289e of the German Commercial Code (HGB). As the European Corporate Sustainability Reporting Directive
(CSRD) was not transposed into German law as of December 31, 2025, the bank applied the European Sustainability
Reporting Standards (ESRS) as reporting framework as allowed by Section 315c (3) HGB in conjunction with Section
289d HGB and, on that basis, discloses governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters.
The material sustainability topics in the Sustainability Statement are structured into the sections “Environmental information”, “Social information” and “Governance information”. The following overarching chapters are included in the section “General information” as they cover environmental, social and governance (ESG) matters holistically and are subject to various ESRS requirements: “Governance”, “Double materiality assessment”, “Sustainability strategy”,
“Stakeholder engagement and thought leadership” and “ESG due diligence”.
In addition, the Sustainability Statement complies with the disclosure obligations under Article 8 (1) and (3) of the
Taxonomy Regulation (Regulation (EU) 2020/852) and the respective specifications in Articles 4 and 10 (5) of the associated Disclosures Delegated Act (Delegated Regulation (EU) 2021/2178), amended by the Delegated Act (EU)
2026/73 (‘Omnibus simplifications’) adopted by the European Commission in July 2025 and published in the Official
Journal in January 2026.
The 2025 Sustainability Statement is subject to a limited assurance engagement as disclosed in “Additional information -
Independent auditor’s limited assurance report on the group sustainability statement”.
Consolidation
The Sustainability Statement was prepared on a consolidated basis and the scope of consolidation is the same as for the
Group’s consolidated financial statements. The bank did not identify any subsidiaries not included in the Group’s financial statements that require inclusion in the Sustainability Statement. Unless otherwise stated, information disclosed regarding the Deutsche Bank Group also applies to Deutsche Bank AG. Specificities for certain consolidated subsidiaries, for example DWS Group GmbH & Co. KGaA, are separately highlighted where necessary. Deutsche Bank AG is the parent company of Deutsche Bank Group and its most material entity.
Management of Deutsche Bank AG is responsible for setting the sustainability strategy as well as related governance for both Deutsche Bank AG and the Deutsche Bank Group. For further details, please refer to the “Sustainability strategy”
and “Governance” sections in this Sustainability Statement. Deutsche Bank AG is based in Germany and, through foreign branches, operates globally. For further details on the regional distribution of Deutsche Bank AG’s own workforce, please refer to chapter “Standalone parent company information (HGB)” in the Combined Management Report.
Value chain
The material sustainability-related topics and their impacts, risks and opportunities in relation to the bank’s direct suppliers (upstream value chain), own operations and direct clients (downstream value chain) as described in “Deutsche
Bank Group” within the “Combined Management Report” were determined by the outcome of the double materiality assessment as required by ESRS 1 – General requirements. A detailed description of the double materiality assessment process can be found in the chapter “Double materiality assessment”.

Deutsche Bank	General information
Annual Report 2025	Basis for preparation of the Sustainability Statement

Comparative information
The bank discloses comparative information for figures reported in the previous reporting period unless there is a specific transitional provision allowing the bank to refrain from disclosing comparative information. When comparative information was aligned to presentation in the current year, this is mentioned in the respective chapter. The bank has chosen immediate adoption of the Delegated Regulation (EU) 2026/73 and decided not to present prior-period figures due to structural changes in the templates as explained in the section “Disclosures pursuant to Article 8 of Regulation
(EU) 2020/852 (Taxonomy Regulation)”.
Omission of information
Where the bank made use of the option to omit classified or sensitive information or matters in the course of negotiation according to ESRS 2 – General disclosures, BP-1 5(d) and (e), this is disclosed in the relevant chapter of the Sustainability
Statement.
Disclosure requirements complied with
The Sustainability Statement complies with the ESRS disclosure requirements detailed in the chapter “Additional information - List of ESRS Disclosure Requirements complied with” and includes disclosures stemming from other EU legislation, detailed in chapter “Additional information - Table of all the datapoints deriving from other EU legislation”.
Metrics and targets for material topics for which there is no topic-specific ESRS are subject to ESRS 2 “General
Disclosures” and are reported according to the sustainability reporting standards of the Global Reporting Initiative (GRI)
as allowed by ESRS 1 – General requirements. This applies for “Data protection” (GRI 404-2 and GRI G4 FS4) and
“Information security” (GRI 404-2).
Disclosures in relation to specific circumstances
ESRS 2 BP-2
Time horizons
Any deviation from the time horizons as defined by ESRS 1 – General requirements, Section 6.4 (short-term (one year), medium-term (up to five years) or long-term (more than five years)) is described in the specific chapter in which the deviating time horizons were applied, including the reasons for this deviation.
Source of estimation and outcome uncertainty
In those instances, in which information in the Sustainability Statement used assumptions and estimates that led to a certain level of measurement uncertainty, for example, when measuring financed emissions in client portfolios, these are described in detail in the relevant topic-specific chapters of this Sustainability Statement.
Changes in preparation or presentation of sustainability information
In 2025, several changes were made to the presentation of the Sustainability Statement. The topic "Sustainable finance"
was moved to "Environmental information" and "Supply chain management" was reassigned to "Governance information"
to ensure that the “General information” section contains only overarching content. Following the 2025 Double
Materiality Assessment, the topics "Tax" and "Public policy and regulation" were removed from "Governance information"
as they were no longer assessed as material. In addition, "Own operations and supply chain” was added to the "Climate change" section within "Environmental information” as the underlying topics were identified as material. Further details and rationale for these changes are provided in the chapter “Double materiality assessment”.
Any changes in the presentation of quantitative sustainability metrics or targets for prior reporting periods resulting from changes in estimates, redefinitions or corrections of material errors are indicated as a footnote to the relevant disclosure and the reasons for the changes are described in the relevant chapter. In 2025, no material errors were identified affecting prior reporting periods.

Deutsche Bank	General information
Annual Report 2025	Basis for preparation of the Sustainability Statement

Incorporation by reference
The bank made use of the option to incorporate the following ESRS disclosure requirements by reference according to
ESRS 2, BP-2 §16. The following disclosures are therefore not included in the Sustainability Statement but in other sections of the “Combined Management Report” within the Annual Report with respective references to the
Sustainability Statement:
–Deutsche Bank’s business model and value chain are described in the section “Deutsche Bank Group”
–The roles of the Supervisory Board and the Management Board are described in the section “Corporate Governance
Statement”
–The governance, strategy, impacts, risks and opportunities, metrics and targets related to the material topic
“Information security” are disclosed in the section “Information security” in the Risk Report
–
Use of phase-in provisions in accordance with Appendix C of ESRS 1
The Group made use of the following phase-in options:
–ESRS 2 SBM-3 Par. 48 (e) Material impacts, risks and opportunities – Anticipated financial effects
–ESRS E1-9 Anticipated financial effects from climate-related risk: partial application of phase-in option, including qualitative description in the first three years of application
In addition, the bank applied the provisions of the extended phase-in option in relation to ESRS 2 SBM-3 Par. 48 (e) and
ESRS E1-9 in accordance with the Delegated Regulation (EU) 2025/1416, adopted by the European Commission in July
2025 and published in the Official Journal in November 2025.
The disclosures on the financial effects of sustainability matters for the year ended December 31, 2025, are included in the Consolidated Financial Statements if required by IFRS. Regarding climate risks, estimates of higher transition and physical risk exposures and their impact on the Expected Credit Loss (ECL) did not result in any adjustment of credit loss provisions for the years ended December 31, 2025, as well as December 31, 2024. This is described in the focus area
"Climate Risk" of the Risk Report.
Events after the reporting period
ESRS 1.7
After the reporting date, no material events occurred that had a significant impact on the bank’s Sustainability
Statement.

Deutsche Bank	General information
Annual Report 2025	Governance

Governance
Corporate Governance
ESRS 1 related to ESRS 2 GOV-1, ESRS 2 GOV-2
For information on the role of the Supervisory Board and the Management Board of Deutsche Bank AG, the information provided to them and the sustainability matters they address, please refer to the “Corporate Governance Statement” in this Annual Report.
Sustainability Governance
ESRS 2 GOV-1, ESRS 2 GOV-2
Deutsche Bank AG - Central Setup (Supervisory Board, Management Board, Chief
Sustainability Office, Other Central Divisions)
Sustainability has been a central part of Deutsche Bank’s strategy since July 2019. This is reflected in its governance, ranging from the Supervisory Board, the Management Board and its Group Sustainability Committee to senior business leadership, key infrastructure and control functions as well as specialist teams.

Deutsche Bank	General information
Annual Report 2025	Governance

In outline, the governance structure, as of year-end 2025, is as follows:

Supervisory Board
Supervisory Board Level
Reporting
Supervision and advice
Management Board
Group Risk Committee
Chair:
Chief Risk Officer
Group Sustainability Committee
Chair:
Chief Executive Officer
Group Operating Committee
Chair:
Chief Operating Officer
Management Board Level
Chief Sustainability Office
Group Net Zero Forum
Chair:
Chief Sustainability Officer
Sustainability Strategy Steering Committee
Chair:
Chief Sustainability Officer
Supervision and escalation
Sustainable Finance Governance Forum
Chair:
Head of Sustainable Finance Classification
Sustainability Strategy Key Deliverable (Implementation program)
Net Zero Alignment Strategy (Corporate Bank and Investment Bank)
Net Zero Alignment Strategy (Private Bank)
Nature
Materiality Analysis and Reporting
Risk, Controls and Governance
Empowerment and Training
ESG Financing
New
People & Own Operations
Sustainability Data and Technology
Sustainability Data & Technology (SDT) Operating Committee
Chair:
SDT Program manager
Sustainability Council
Chair:
Chief Sustainability Officer
Management Board Committee
Chief Sustainability Office Committee
Chief Sustainability Office Forum
Chief Sustainability Office Council

The Management Board assumes ultimate responsibility for matters relating to sustainability, with the Supervisory Board advising on such topics.

Supervisory Board’s sustainability responsibilities
The tasks of the Supervisory Board of Deutsche Bank AG – to supervise and to advise the Management Board of
Deutsche Bank AG – also include matters related to sustainability.
Various standing committees of Deutsche Bank’s Supervisory Board play an important role with regard to sustainability within Deutsche Bank. Central to this is the Supervisory Board’s Strategy and Sustainability Committee. Other relevant committees are the Compensation Control Committee, the Audit Committee and the Risk Committee.
Further information on the role of the Supervisory Board of Deutsche Bank AG, the information provided to it and the sustainability matters it addresses can be found in the section “Corporate Governance Statement” in this Annual Report.

Deutsche Bank	General information
Annual Report 2025	Governance

Further information regarding the Supervisory Board’s role in integrating sustainability-related performance in incentive schemes can be found in the subsection "Integration of sustainability-related performance in incentive schemes".
Management Board’s sustainability responsibilities
The Management Board’s approach to sustainability is reflected in its committee structure. The following sub-sections distinguish between committees dedicated to sustainability and those that address sustainability as part of their broader responsibilities.
Management Board committee with sustainability as a core function: Group Sustainability Committee (GSC)

Group Sustainability Committee (GSC)

Scope	Group (excl. DWS)

Mandate
Serves as main governance body for sustainability-related matters across Deutsche Bank Group, approving the group-wide sustainability strategy, and overseeing its strategy implementation. The Committee aims to ensure a holistic Group-wide dialogue and alignment on sustainability initiatives to make the bank a champion in the financial services sector with regard to sustainable finance, for the lasting benefit of both clients and society.

Chair/Vice-chair	Chief Executive Officer/Chief Sustainability Officer

Membership
–Management Board members
–Heads of business divisions (members of the GMC1)
–Senior representatives of relevant infrastructure functions
–Chief Investment Officer of DWS participates as a non-voting member. This is needed to ensure alignment of respective strategies and ensure possible collaboration between Deutsche Bank and DWS. This is especially important as asset managers and banks have in some areas different approaches to ESG

Key Activities in FY2025
–Six meetings, thereof four circulation procedures
–Approved the bank’s Sustainability Strategy 2030 including its new cumulative € 900 billion sustainable and transition finance target from 2020 to the end of 2030 and its nature ambition to facilitate 300 transactions by the end of 2027. In addition to that, the GSC approved the publication of the bank’s initial Transition Finance
Framework and acknowledged the updated Transition Plan

[1] The GMC (Group Management Committee) is a Management Board level Committee that was established as an information, exchange, discussion and ultimately also advisory platform, in particular regarding business, growth and profitability

Deutsche Bank	General information
Annual Report 2025	Governance

Management Board committees addressing sustainability
Several other Management Board committees incorporate sustainability considerations into their respective mandates, ensuring these factors are reflected across the bank’s broader governance framework. Those are listed in the table below.

Sustainability-related role of relevant Management Board Committees

Group Risk Committee (GRC)
–Central body for review and decision on material risk and capital-related topics including climate-related matters.
It receives regular updates on the bank’s net zero targets and climate transition risk profile

Group Reputational Risk Committee (GRRC)	Escalation body at group level for transaction-based, client-related, or other primary reputational risk matters - including sustainability-related matters

Culture, Integrity and Conduct Committee	Provides a sustained focus on all aspects of culture by overseeing the implementation and ongoing management of the culture, integrity and conduct framework - including sustainability-related matters

Group Investment Committee	Decides on strategic and other investments and monitors progress and performance of approved investments - including sustainability-related matters
Further information on the role of the Management Board, the information provided to it and the sustainability matters it addresses can be found in the "Corporate Governance Statement" in this Annual Report.
Chief Sustainability Office
Deutsche Bank AG maintains a Chief Sustainability Office, whose Head reports to the Chief Executive Officer of
Deutsche Bank AG. It centrally drives sustainability and ensures consistency across Deutsche Bank.
From a broadened team to respond to strategic and regulatory requirements in 2022, the Chief Sustainability Office evolved to deliver ongoing change initiatives in 2023 to 2025. In the third quarter of 2025, the department underwent changes to its organizational setup, aimed at enhancing its role as an enabler of the Global Hausbank’s sustainability strategy and to become a transition partner for its clients and further key stakeholders.
Consequently, the functional governance structure as of the end of 2025 is as follows:

Deutsche Bank	General information
Annual Report 2025	Governance

Chief Sustainability Office via its committees and discussion groups
The Chief Sustainability Office runs and coordinates various committees in relation to the implementation of the
Sustainability Strategy Key Deliverable and discussion groups (Forums/Council) devoted to the implementation of the sustainability strategy as well as serving as recommendation or information channels.
Chief Sustainability Office’s committees

	Sustainability Strategy Steering Committee	Sustainability Data & Technology Operating Committee	CSRD[1] Implementation Steering Committee

Scope	Group (excl. DWS)	Group (excl. DWS)	Discontinued after the CSRD[1] program was successfully completed, with Deutsche Bank's 2024 Sustainability Statement published as part of the 2024 Annual Report, in March 2025

Mandate	Oversight of the implementation of Deutsche Bank’s Sustainability Strategy Key Deliverable as a ‘Change the Bank’ priority initiative	Main decision and steering body for the implementation activities within the Sustainability Data & Technology workstream of the Sustainability Strategy Key Deliverable

Chair/Vice- chair	Chief Sustainability Officer/Chief Financial Officer Investment Bank, Corporate Bank & ESG	Sustainability, Data & Technology Program Manager

Membership	Heads of the divisional ESG teams and ESG experts	Sustainability Senior Leads across: –Corporate Bank –Investment Bank –Private Bank –Chief Financial Office –Technology Data Innovation (TDI)

Escalation	To Group Sustainability Committee or to Group Operating Committee	To the Sustainability Strategy Steering Committee

Key Activities in FY2025
–Met five times
–All relevant key deliverable milestones
achieved
–Approval of topics such as Nature
transaction ambition and overarching
Sustainability training concept
–Updates on transition dialogue with high-
emitting clients discussed

–Met six times
–Enhanced sustainability classifications and
process automation, capturing Sustainable
Finance aligned deals, counterparties and
products and enabling comprehensive risk
assessments and greenwashing mitigation
–Integrated multiple Sustainability data
sources for Net Zero and Transition
planning, improving regulatory reporting
 including EU Taxonomy and Pillar 3

[1] Corporate Sustainability Reporting Directive

Deutsche Bank	General information
Annual Report 2025	Governance

Chief Sustainability Office discussion groups

	Group Net Zero Forum (Corporate Bank and Investment Bank)[1]	Sustainable Finance Governance Forum	Sustainability Council

Scope	–Corporate Bank –Investment Bank	Group (excl. DWS)	Group

Mandate
Discusses transactions in sectors
covered by Deutsche Bank’s Net Zero
targets which could have a significant
impact on the bank’s financed emissions
and/or decarbonization targets, taking
into consideration the assessment of
clients’ transition strategies in their
recommendations
		–Presents and discusses open questions arising around definition and product classification under the Sustainable Finance Framework –Prepares recommendations on open items	Fosters knowledge exchange between Deutsche Bank’s sustainability champions to support bank-wide change and to identify new topics

Chair/Vice- chair	Chief Sustainability Officer/Head of Climate & Environmental Risk Management	Head of Sustainable Finance Classification/dedicated member of the Sustainable Finance Classification team[2]	Chief Sustainability Officer

Membership	–Divisional ESG Heads across Corporate Bank, Investment Bank, Chief Risk Office and Chief Sustainability Office –Coverage Heads across Corporate Bank and Investment Bank
–Divisional (ESG) Heads across
Corporate Bank, Investment Bank,
Private Bank, Chief Risk Office, Chief
Financial Office, Corporate Affairs &
Strategy and Chief Sustainability
Office
–ESG experts across relevant business
and infrastructure functions
Employees with an interest in sustainability

Escalation	Via the Group Sustainability Committee, via the Management Board member responsible for Corporate Bank and Investment Bank, or via individual members’ reporting lines	Via individual members’ reporting lines	N/A (information sharing group)

Key Activities in FY2025	–Convened 32 times –Discussed 72 transactions
–Convened five times
–Reviewed and refined sustainable
finance classifications,
methodologies, and product
structures
–Addressed regulatory developments
and strengthened ESG and social
product criteria
–Key outcomes include updates to
methodologies, clearer decision-
making structures, and alignment of
product criteria with evolving
regulatory and market expectations
to support robust, transparent, and
consistent sustainable finance
implementation
–Convened four times –Regional updates, updates on sustainability strategy, ESG Ratings, Sustainable Finance, Sustainability Statement
[1] Divisional Net Zero Fora are established in Corporate Bank and Investment Bank to reflect divisional specificities and allow for a decentralized management on this level
[2] All meetings were held under the governance in place before the organizational changes in Chief Sustainability Office, where the Chair was the Head of Group
Sustainability and the Vice-Chair was the Head of Environmental & Social Due Diligence and Sustainable Finance

–
Sustainability in business divisions and other infrastructure functions
Supplementing the Chief Sustainability Office, the bank’s business divisions and infrastructure functions have established, within the three Lines of Defense model, ESG expert teams. These teams drive the implementation of the sustainability strategy at the divisional level to ensure that sustainability-related matters are appropriately addressed and to enable a swift response to emerging business opportunities and risks. They also contribute to embedding the net zero governance framework that guides the bank’s approach to sustainable finance, transition finance and ESG investments within their respective divisions. The below chart provides an overview of those key teams.

Deutsche Bank	General information
Annual Report 2025	Governance

1st line of defense[3]	Corporate Bank and Investment Bank divisions[1]	Private Bank	Technology, Data and Innovation
	Respective Sustainability Senior Leads Dedicated Heads within each business, ensuring adoption into business strategy, client solutions and thought leadership	Sustainability Senior Leads Dedicated Heads within each business, ensuring integration into business strategy, client solutions and thought leadership	Sustainability Technology Sustainability data provision. Delivering the IT infrastructure for sustainability processes

	Global Real Estate	Global Procurement	Human Resources
	Environmental Sustainability Responsible for the reduction of Deutsche Bank’s own emissions (Scope 1 and 2) and performing respective reporting for Scope 3 emissions (Cat. 1-14)	Sustainable Procurement Integration of ESG principles into purchasing decisions, working collaboratively with supply partners to build resilient, responsible value chains	People, Experience & Sustainable Culture Covers Behavioral Change, Culture, Diversity and Inclusion, Future of Work, Human Resources ESG as well as Well- Being

2nd line of defense[3]	Compliance	Chief Risk Office	Finance Chief Accounting Office[2]

Recognizes ESG risks as cross risk drivers
integrated across Compliance risk types.
Compliance works with key stakeholders
across the Three Lines of Defense as part
of ongoing initiatives to enhance the
ability to identify and manage ESG risks

Integrates ESG into risk frameworks
(including developing models and
methodologies) to identify, assess and
quantify the materiality of ESG risks, and
reports to Senior Management the key
risk appetite metrics and risk
concentrations
Sustainability Reporting Sets a robust governance and process ensuring timely, accurate and compliant delivery of the Group’s Sustainability Statement

3rd line of defense	Group Audit

–Acts as an independent and objective assurance to the Management Board of Deutsche Bank AG on the adequacy of the design, operating effectiveness and efficiency of - inter alia - the bank‘s risk management processes, including environmental and social risks
–Reviews fraud, antitrust and misconduct risks as part of each audit and reviews the respective policies and standards on a risk-
based approach
–Acts as an independent, proactive and forward-looking challenger and adviser to the bank’s senior management

[1] Corporate Bank, Investment Bank Investment Banking & Capital Markets, Investment Bank Fixed Income & Currencies, Investment Bank Research
[2] Finance Chief Accounting Office (FCAO) is part of Chief Financial Office (CFO), which is primarily categorized as a first line of defense, except for functions which are assigned a risk type, such as FCAO
[3] The chart intends to inform on current lines of defense allocation for the key business divisions and infrastructure functions that have established ESG expert teams, it is not an exhaustive or permanent view of the lines of defense delineation across the organization

Deutsche Bank AG - Regional setup
The bank has sustainability coordinators in key locations in Europe (for instance, Italy, Spain, Netherlands, Belgium,
Portugal, and Poland), Asia-Pacific (APAC) (for instance, China and the rest of the APAC region where Deutsche Bank does business), Africa/Middle East (for instance, United Arab Emirates) and South America (for instance, Brazil), as well as an ESG Head for APAC-MEA, to align sustainability initiatives and requirements globally.
Regional ESG Heads and Sustainability Coordinators align with the Strategy & Regional Governance team of the Chief
Sustainability Office on sustainability initiatives and matters. Sustainability-related topics are either discussed in dedicated forums or at senior governance meetings.
DWS sustainability governance
Sustainability governance at DWS starts with the DWS Executive Board, which has overall responsibility for managing the business activities of DWS. This includes managing sustainability-related risks and opportunities.
To enable a focus on sustainability topics, the DWS Executive Board has delegated its responsibility for implementing the sustainability strategy to the DWS Group Sustainability Committee which reports to the DWS Executive Board regularly and as required.
The committee is mandated with implementing the sustainability strategy as approved by the DWS Executive Board on fiduciary and corporate levels across business and infrastructure areas and legal entities.

Deutsche Bank	General information
Annual Report 2025	Governance

Integration of sustainability-related performance in incentive schemes
ESRS E1 related to ESRS 2 GOV-3
Key characteristics of incentive schemes
The Management Board compensation system is aligned with the business strategy as well as the sustainable and long-
term development of Deutsche Bank and provides suitable incentives for consistent achievement of the set targets.
Through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short- and long-term periods and through the consideration of relevant, challenging performance parameters, the implementation of the Group strategy and the alignment with the sustainable and long-
term performance of the Group are rewarded in a clear manner. The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.
Structure of the Management Board compensation
The Supervisory Board sets the target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation.
The compensation system for the Management Board as outlined in the Management Board Compensation Report in the
Annual Report consists of fixed and variable compensation components. The fixed compensation consists of base salary, fringe benefits and contributions to the company pension schemes or pension allowances. The variable compensation is divided into 40% Short-Term Incentives (STI) and 60% Long-Term Incentives (LTI). In the STI, three to five objectives for measuring individual and divisional performance over a period of one year are set at the beginning of the period and disclosed retrospectively. For LTI, four objectives, which are identical for all Management Board members, are set and disclosed ex ante. The STI is determined after one year, while the LTI is determined after an assessment period of three years.
Sustainability-related performance targets and metrics
Deutsche Bank strives to make a contribution to an environmentally friendly, socially inclusive and well-governed corporate landscape and to support its clients in their green transformation. Not only the advisory services and products but also the working environment and culture at Deutsche Bank should build on this commitment. Deutsche Bank’s policies and procedures are aligned with the laws and regulations in all markets in which it operates, including anti-
discrimination laws such as the 2. German Gender Quota Law (Zweites Führungspositionengesetz - FüPoG II).
For the LTI plans 2024-2026 and 2025-2027 disclosed in the Management Compensation Report as part of the annual report the Supervisory Board focuses on environmental, social and governance (ESG) objectives, which form 20% of the total variable compensation:
–Environmental target: The objective of driving climate risk management is linked to the disclosed carbon reduction targets for defined carbon intensive sectors that were published when setting CO2 reduction target pathways for key industries. This metric measures performance against the published pathways (Transition Plan) plus an allowed deviation (risk appetite). This target contributes a weighting of 8% to the total variable compensation. For the 2024–
2026 LTI plan, the threshold (0% LTI target achievement) is compliance with a trajectory that is equal to or below 50%
of the permitted deviation. A 100% LTI target achievement requires compliance with a trajectory of 70% of the permitted deviation, while a 150% LTI target achievement corresponds to 85% of the permitted deviation. These target values apply identically to the 2025–2027 LTI plan
–Social target: The objective of increasing gender diversity in accordance with the Second German Gender Quota Law
(Zweites Führungspositionengesetz – FüPoG II) focuses on female representation on the two levels below the
Management Board (MB-1 and MB-2) positions, combats discrimination within the Management Board succession pipeline and promotes equal opportunity. This target is weighted at 4% of the total variable compensation. For the
2024–2026 LTI plan, the threshold (0% LTI target achievement) is set at a proportion of women equal to or below 30%.
A 100% LTI target achievement is defined at a proportion of 32.5% women, while a 150% LTI target achievement is reached at a proportion of 35% women. These target values apply identically to the 2025–2027 LTI plan

Deutsche Bank	General information
Annual Report 2025	Governance

–Governance target: The corporate governance objective for the LTI Plan 2024 – 2026 consists of the Control Risk
Management Grade (CRMG) and progress made in the anti-money-laundering/know-your-client (AML/KYC)
remediation activities. The CRMG measures the control environment based on the performance of the individual divisions, including critical and overdue findings, but also cultural issues such as self-identified risk acceptance.
Overall, the objective underlines the importance for Deutsche Bank to combat economic crime and prevent money laundering activities, as well as staying compliant with regulatory requirements and to foster a healthy corporate culture. With regard to the governance objective, the assessment criteria were amended for the LTI Plan 2025-2027 in order to reflect not only an internal evaluation, but also external stakeholders’ assessment of Deutsche Bank's regulatory development and improvements, making it a holistic measurement criterion. This target is taken into account with a weighting of 8% of the total variable compensation. For the 2024–2026 LTI plan, a threshold of 0% LTI target achievement is defined at a CRMG progress level of 0%. A 100% LTI target achievement requires progress of
100%, while a 150% LTI target achievement is set at 150% progress. With regard to the governance target, the assessment criteria for the 2025–2027 Long‑Term Incentive Plan were adjusted to reflect not only an internal assessment but also the views of external stakeholders on regulatory developments and improvements at Deutsche
Bank. This creates a holistic assessment criterion. For the 2025–2027 LTI plan, the threshold (0% LTI target achievement) is likewise defined at 0% progress, with a 100% LTI target achievement at 100% progress and a 150% LTI target achievement at 150% progress
–
Level of approval
The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting up the individual compensation amounts and procedures for awarding the compensation. The Compensation Control
Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.
Internal Controls over Sustainability Reporting
ESRS 2 GOV-5
General
Deutsche Bank is committed to maintaining a robust framework for risk management and internal controls over sustainability reporting to ensure the integrity and reliability of disclosures in the Sustainability Statement and to prevent material misstatements. The Management Board is responsible for establishing and maintaining adequate internal controls over sustainability reporting under the oversight of the Chief Financial Officer. The Audit Committee supports the Supervisory Board in monitoring the effectiveness of the processes for preparing the Sustainability Statement and the related internal controls.
Risk management and internal control processes
The primary risks in sustainability reporting are that either the Sustainability Statement may not present a true and fair view due to inadvertent or intentional errors or the publication of the Sustainability Statement is not performed on a timely basis. This may reduce stakeholder confidence or cause reputational damage and may have legal or regulatory consequences. A lack of fair presentation arises when one or more disclosures contain misstatements or omissions that could influence economic decisions that users of the Sustainability Statement make. A key component of assessing the risk of material misstatement is the use of a risk ranking that considers impact and probability.
To mitigate the above-mentioned risks, Deutsche Bank has established internal controls over sustainability reporting including multi-layered validation and review procedures throughout the reporting process to ensure the reliability of the disclosures in the Sustainability Statement. In establishing internal controls over sustainability reporting, the bank has prioritized completeness and accuracy as objectives to ensure the integrity and reliability of its Sustainability Statement.
The system of internal controls over sustainability reporting covers all stages of the reporting process, from data handling and data collection to disclosure. This process involves cross-functional collaboration with clear roles and responsibilities to ensure consistent implementation across the bank’s operations. The components of this framework include preventive, detective and corrective controls. Preventive controls are embedded at the initial stages of data collection within the respective functions that provide input to the Sustainability Statement. Detective controls include independent reviews by the control functions. Corrective controls address issues discovered through audits, ensuring prompt correction and continuous improvement.
No control system, including internal controls over sustainability reporting, no matter how well conceived and operated, can provide absolute assurance that its objectives are met. As such, disclosure controls and procedures or systems for internal controls over sustainability reporting may not avoid all errors.

Deutsche Bank	General information
Annual Report 2025	Governance

Measuring effectiveness of the system of internal control over sustainability reporting
The effectiveness of the system of internal controls over sustainability reporting and the associated framework is reviewed on an annual basis and enhanced where needed to ensure that the risk remains within a tolerable level in line with the bank's risk appetite. The key controls evaluated are:
–Four-eyes controls with a clear segregation of duties between producer and reviewer, as well as reviews by senior management
–Completeness of control documentation as well as adequate performance of controls along the end-to-end preparation of the Sustainability Statement including documentation of data sources, reconciliations and analytical controls or inventory controls
The control evidence is derived from procedures that are integrated into the daily duties of staff or from relevant policies and procedures. Information obtained from other sources also serves as a crucial component of the evaluation, as it has the potential to either bring additional control concerns to the attention of management or substantiate findings. Such information sources may include:
–Reports on audits carried out by or on behalf of regulatory authorities
–External auditor reports
–Reports commissioned to evaluate the effectiveness of outsourced processes to third parties
The findings, if any, from Deutsche Bank’s internal controls over sustainability reporting process are addressed to the respective functions in a timely manner to ensure adequate remediation and thereby enhance the reporting process.
Furthermore, the Management Board and the Supervisory Board and further oversight bodies, including Audit
Committee, are informed about any potential findings.
The Chief Financial Officer was informed of the assessment results regarding the effectiveness of the internal control system for sustainability reporting as of December 31, 2025. No issues were identified that would compromise the completeness and accuracy of the disclosures presented in the Sustainability Statement.

Deutsche Bank	General information
Annual Report 2025	Double materiality assessment

Double materiality assessment
Description of the process to identify and assess material impacts, risks and opportunities
ESRS 2 IRO-1, ESRS 2 IRO-2, ESRS 2 SBM-3
In accordance with the reporting requirements of the European Sustainability Reporting Standards (ESRS), Deutsche
Bank conducted an annual double materiality assessment (DMA, the assessment). In line with these requirements, the assessment considered both impact and financial materiality perspectives. The assessment was prepared on a consolidated basis, aligned with the scope of the Group consolidated financial statements. No subsidiaries outside the scope of the consolidated financial statements were identified as requiring separate inclusion in the DMA.
The assessment considered Deutsche Bank’s value chain, encompassing its own operations as well as its upstream and downstream value chain. For the upstream and downstream value chain the assessment was limited to direct suppliers and clients. A description of the bank’s value chain can be found in the chapter “Deutsche Bank Group” of the “Combined
Management Report” of this report.
The results of the DMA determines the information disclosed in this Sustainability Statement by mapping the disclosure requirements defined in the ESRS to the respective material topic. For Deutsche Bank’s Group-wide DMA, DWS was considered the main contributor to the bank’s Asset Management business division. In addition, DWS conducted its own
DMA to meet its specific obligations. The results of both assessments were reconciled to ensure consistency.
Double materiality assessment process
Responsibility for implementing Deutsche Bank’s DMA lies with the bank’s Chief Sustainability Office. Further information on the bank’s sustainability governance is set out in the “Governance” section of this Sustainability
Statement, which also addresses the governance structures supporting the integration of sustainability-related risks into the bank’s overarching risk management processes. More details on the bank’s structures for integrating sustainability‑related opportunities, with a particular focus on climate change, are provided in the “Sustainability strategy” chapter of this report.
In accordance with the requirements outlined in ESRS 1, Deutsche Bank’s materiality assessment follows a structured process comprising the following steps:

Deutsche Bank	General information
Annual Report 2025	Double materiality assessment

Preparation	Identification	Assessment		Validation and sign-off		Disclosure
Concept	**Identification of topic list**	**IRO[1] identification**	**IRO evaluation**	**Validation of results**	**Controls and sign-off**	**Sustainability Statement**
Definition of strategic DMA approach, including: Determination of value chain stakeholders and boundaries Evaluation of the relevance of non-consolidated entities Identification of internal Subject Matter Experts (SMEs)	Collection of potential material topics based on desk research Consolidation of topics leading to a shortlist of potential material topics	Assessment of value chain relevance of sustainability-related topics Creation of IRO statements to assess impact and financial materiality	Evaluation of IRO statements by internal SMEs, considering severity and likelihood according to predefined characteristics and qualitative metrics Translation of qualitative metrics into quantitative scores	Marking of materiality threshold, leading to preliminary materiality results Validation of preliminary results with Senior Validation Manager Determination of material topics, taking into account the ultimate veto of SMEs	Approval of materiality results by Group Sustainability Committee and subsequently the Management Board Approval of materiality results by the Audit Committee of the Supervisory Board	Disclosure of information in the bank´s Sustainability Statement according to requirements specified in ESRS
	Stakeholder engagement Identification of stakeholder expectations and opinions throughout the materiality process by using insights from external and internal research, surveys and/or discussion with Subject Matter Experts as well as stakeholder feedback provided through the bank's engagement formats and communication channels					

[1] Impacts, risks and opportunities

Identification of the topic list
Deutsche Bank compiled a comprehensive overview of potentially material sustainability related topics (“long list”) based on all ESRS topics, results from the 2024 DMA, and external sources including sector agnostic and sector specific frameworks and standards, sustainability-related regulation and voluntary principles, ESG ratings questionnaires, publications of non-governmental organizations, and a peer benchmark. A shortlist was derived by inclusion of all ESRS and previously material topics, and by evaluating additional topics for relevance. The bank consolidated corresponding topics resulting in a condensed shortlist of 15 potentially material topics with 46 sub-topics, and 71 sub-sub-topics.
Identification of impacts, risks and opportunities (IRO)
Deutsche Bank assessed the value chain relevance of each topic at its most granular level following a layered approach.
Where topics were not considered to trigger material impacts, risks or opportunities (IRO) at a certain value chain level from the outset, for example limited relevance of the topic to the bank’s business model or the inapplicability of a topic to a particular value chain level, a rationale was documented. For all remaining topics, IRO statements were developed, based on desk research, expert judgement from the bank’s Chief Sustainability Office, and input from Subject Matter
Experts (SMEs).

Deutsche Bank	General information
Annual Report 2025	Double materiality assessment

IRO evaluation
Deutsche Bank engaged stakeholders from its business divisions and infrastructure functions in the DMA process, assigning clear roles and responsibilities for evaluating the impact and financial materiality of each topic based on predefined IRO statements. In 2025, the bank introduced the role of topic coordinators, and a dedicated risk contact, to ensure alignment of evaluations across topics and value chain levels.
To support this evaluation, Deutsche Bank applied a methodology based on the characteristics of severity and likelihood, in alignment with ESRS 1. The severity of both positive and negative impacts was assessed using the factors scale and scope. For negative impacts, irremediability of impacts was also taken into account. The severity of risks and opportunities was evaluated using internal assessment grids: for risks, the bank used qualitative metrics on a six-step scale for both severity and likelihood, leveraging its Operational Risk Rating Grid. In line with ESRS requirements, the assessment of risks was performed from an inherent perspective, i.e., prior to the application of controls or mitigation measures. The bank did not prioritize sustainability‑related risks over other risk types but applied the same risk assessment methodology across its DMA to ensure consistency. For the evaluation of opportunities, the bank developed an opportunity grid using a structure closely aligned with the bank’s risk grid. This represented a methodology enhancement introduced in 2025. Furthermore, the bank implemented a human rights flag designed to ensure that severity takes precedence over its likelihood in cases of potentially severe negative human rights impacts. Where international human rights conventions in conjunction with the bank’s business model indicated a pressing human rights issue, this flag was applied.
Also in 2025, the bank introduced a structured approach to consolidate multiple inputs from its business divisions for a topic into a single, group-level materiality score. For negative and positive impacts, the maximum input for each sub-
topic was used to derive the group-level score. In consolidating risks and opportunities, the economic contribution of the individual business divisions to the bank’s overall results was weighted and taken into account. Deutsche Bank applied its
DMA methodology to both ESRS and entity-specific topics.
Validation of results
To determine preliminary results, the bank translated qualitative assessments into quantitative scores. A materiality threshold was set at a score exceeding 3 on a five‑point scale, with a threshold corridor ranging from 1.5 to 3.0. Following a comprehensive review of all scores, the lower band of the corridor was adjusted to 1.7. This adjustment was implemented to enable a clearer classification of certain topics as non‑material, in line with the communicated SME perspective. Topics with scores falling within the adjusted threshold corridor were subject to further review and, based on that assessment, classified as either material or non‑material. The bank intends to gradually narrow the width of the threshold corridor as the materiality assessment process continues to mature.
The preliminary results were discussed in structured validation interviews with seven senior validation managers from the bank’s business divisions and infrastructure functions. The interviews concentrated on topics positioned in the materiality threshold corridor. Ultimately, the final set of material topics was determined by the Chief Sustainability Office taking into account the majority opinion derived from the validation interviews as well as any veto from subject matter experts.
Controls and sign-off
Deutsche Bank established internal controls and a comprehensive sign-off process to ensure the robustness of its DMA process and the adequacy of its result. For example, it defined clear roles and responsibilities for each process step, applied the four-eyes principle and conducted content-related and plausibility checks by the Chief Sustainability Office.
Senior Confirmation Officers formally signed off the evaluation results for topics under their remit. Subsequently, the bank’s Group Sustainability Committee, which acts as the bank’s main governance and decision-making body for sustainability-related matters, approved the final set of material topics. The materiality results were then approved by the Management Board and presented to the Audit Committee of the Supervisory Board.
Stakeholder views
Internal SMEs maintain contact with specific stakeholders as part of their daily responsibilities. They are best equipped and experienced to reflect input and feedback gained through this ongoing dialogue. As a result, they serve as stakeholder proxies in evaluating environmental and societal impacts, as well as risks and opportunities for Deutsche
Bank. Examples of stakeholder engagement in 2025 can be found in the chapter “Stakeholder engagement and thought leadership” of this Sustainability Statement.
In 2025, engagement with members of the bank’s Nature Advisory Panel, focusing on impacts related to aspects covered by ESRS E2 to ESRS E5, complemented this approach. Additionally, engagement with non-governmental organizations throughout the year was used to deepen the understanding of impacts related to human-rights. The views and interests of users of the Sustainability Statement as well as affected stakeholders are also indirectly reflected in the interviews with Senior Validation Managers. For example, investors’ views were considered in the validation interview with Investor
Relations.

Deutsche Bank	General information
Annual Report 2025	Double materiality assessment

Material sustainability topics 2025
The materiality heatmap below presents the results of Deutsche Bank’s DMA 2025. All topics shown are considered material from an impact and/or financial materiality perspective. However, the drivers of materiality can differ. This is reflected in the color coding, which is derived from the IRO scores across positive and negative impacts, risk and opportunities, and the various levels of the value chain. Dark blue fields indicate that the materiality threshold is met.

			Impact materiality		Financial materiality
Topic		Sub-topic	+	_	Risk	Opp.
E	Climate change	Climate change adaptation (ESRS E1)	D			D

		Climate change mitigation (ESRS E1)	D	D	D	O, D

		Energy (ESRS E1)	D		D	D

S	Own workforce	Working conditions (ESRS S1)	O			O

		Equal treatment and opportunities for all (ESRS S1)	O	O	O	O

	Client centricity	Product responsibility (Deutsche Bank-specific)		D	D

		Client satisfaction (Deutsche Bank-specific)	D			D

		Client complaint management (Deutsche Bank-specific)	D			D

G	Anti-financial crime	Corruption and bribery (ESRS G1)		O, D	U, O, D

		Money laundering, financing terrorism, sanctions & embargoes, fraud (Deutsche Bank-specific)		O, D	O, D

		Prevention of facilitation of tax evasion (Deutsche Bank-specific)		D	D

	Competitive behavior	Competitive behavior (Deutsche Bank-specific)			O

	Business conduct	Corporate culture (ESRS G1)	O			O

		Protection of whistleblowers (ESRS G1)	O	O	O

	Data protection	Data protection (Deutsche Bank-specific)		U, O	U, O

	Information security	Information security (Deutsche Bank-specific)			U, O

U: Upstream value chain O: Own operations D: Downstream value chain +: Positive impact -: Negative impact Opp.: Opportunity

High materiality score (>3)	Low materiality score (<1.7)

Deutsche Bank	General information
Annual Report 2025	Double materiality assessment

The DMA results remained largely stable in 2025, with some changes driven by updated IRO statements and methodological refinements:
–Tax compliance (Deutsche Bank specific): Deutsche Bank re-evaluated the topic of tax compliance in 2025. The topic was confirmed as highly relevant but not material as defined by the CSRD. The prevention of tax evasion facilitation was evaluated under the Anti-Financial Crime topic and deemed material due to its potential negative impacts and risks within the bank’s downstream value chain
–Political engagement and lobbying activities (ESRS G1): Deutsche Bank actively participates in political dialogue and policy-making processes through its involvement in trade associations and entries in the EU and German lobbying registers. However, following a reassessment in 2025, the bank concluded that political engagement and lobbying do not constitute a material topic for the bank under ESRS G1. This conclusion reflects limited influence on ESG-related legislative developments and on increasingly divergent interests within trade associations. Deutsche Bank remains strongly committed to supporting the sustainable transition and contributes its expertise to discussions on key topics such as transition finance and the EU’s Savings and Investment Union
–
In addition to the changes above, the following adjustments were made:
–ESRS E1/Climate change/Energy: In 2024, the sub-topic of energy was assessed as part of climate change mitigation.
To ensure closer alignment with the ESRS topic structure, a separate assessment of the sub-topic “Energy” was conducted in 2025. In this process, the dimensions “positive impact”, “risk”, and “opportunity” were classified material and accordingly included in the materiality heatmap
–ESRS S4/Consumers and end-user: In the banking context, Deutsche Bank interprets the term “Consumers and End
Users” under ESRS S4 as equivalent to its Private Bank clients. To reflect its holistic approach to client centricity across all client groups, the bank has retained the bank-specific topic of “Client centricity”. In 2025, the bank further refined the assessment of the topic by introducing the sub-topics “Product responsibility”, “Client satisfaction” and
“Client complaint management”. Since client centricity captures ESRS S4–related aspects, the sub-topic
“Information-related impacts for consumers and end users” is no longer considered a standalone material sub-topic.
Regardless of this adjustment, Deutsche Bank remains committed to consumer protection and complies with applicable legal and regulatory requirements
The topics addressed under ESRS E2 to ESRS E5, as well as the human rights-related topics “Workers in the value chain” (ESRS S2) and “Affected communities” (ESRS S3), were once again assessed in 2025 and determined to be not material under the ESRS requirements. Being determined as non-material means that a topic including its sub-topics and, where applicable, sub-sub-topics did not reach the materiality threshold in any of the four dimensions at any value chain level, nor was it considered material based on the validation process. Consequently, these topics are not covered in this Sustainability Statement.
Irrespective of the DMA results, Deutsche Bank continues to advance its Group-wide management approach to nature and biodiversity. The bank likewise remains committed to upholding human rights. Information on its human rights approach is provided in the Deutsche Bank Human Rights Statement and annual Deutsche Bank Statement on Human
Trafficking and Modern Slavery. Human rights-related aspects concerning Deutsche Bank’s own employees have been confirmed as material and are presented in detail in the chapter “Own Workforce” of this Sustainability Statement.
Detailed information for the topic “Corporate culture” can be found in the chapter on “Culture, integrity and conduct” of this Sustainability Statement. How the bank is managing and monitoring impacts, risks and opportunities of material sustainability topics is described in the respective chapters of this Sustainability Statement. To better illustrate the connection between the DMA and the disclosures included in this Sustainability Statement, the material IROs have been summarized in the corresponding chapter.

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

Sustainability strategy
ESRS 2 SBM-1, ESRS 2 MDR-M, ESRS 2 MDR-T
Deutsche Bank has embedded sustainability into its governance and operations as well as in its products and services, focusing on four pillars: Sustainable Finance, Policies & Commitments, People & Own Operations and Thought
Leadership & Stakeholder Engagement. With progress along these four pillars, Deutsche Bank aims to accomplish a significant contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable
Development Goals. While the bank aims to support all 17 UN Sustainable Development Goals, nine of them are closely linked to its sustainability strategy pillars. Furthermore, the bank evaluates to what extent its financing and issuance activities contribute to 15 of the UN Sustainable Development Goals in line with Deutsche Bank’s Sustainable Finance
Framework. More information can be found in the “Sustainable finance” chapter within the Sustainability Statement.

Sustainability strategy

Sustainable Finance	Policies & Commitments	People & Own Operations	Thought Leadership & Stakeholder Engagement
Navigate the bank's clients on their sustainability journey by being deeply **embedded in their decision-making and processes**, supported by an **innovative and data-driven offering**	Maintain and develop **dedicated control frameworks and processes** to turn regulatory challenges into **business opportunities** and steer **decision-making based on impact measurement**	Build a sustainability-led organization driven **by value-based leadership, empowered employees - embedding environmental and social aspects** deeply in the bank's processes	**Play a pivotal role** for government agencies, academia and interest groups to **accelerate standard setting locally and internationally**

UN Sustainable Development Goals contribution

4 QUALITY EDUCATION
5 GENDER EQUALITY
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
14 LIFE BELOW WATER
17 PARTNERSHIPS FOR THE GOALS

Sustainable Finance
As the Global Hausbank, Deutsche Bank aspires to contribute to an environmentally sound, socially inclusive, and well-
governed world. With its financial expertise and product offerings, the bank wants to enable the path to a more sustainable and climate-friendly way of conducting business. Addressing climate change and environmental destruction necessitates substantial investments as well as a prudent risk management approach and presents a significant business opportunity. The bank’s clients have high demands for advice on financial products and services to progress on their individual transformation.
The bank aimed to achieve a total of € 500 billion in cumulative sustainable financing and ESG investments volumes from
January 2020 to end of 2025 (excluding Asset Management (DWS)). By end of 2025, Deutsche Bank reached € 471 billion
(excluding Asset Management (DWS)) and increased the incremental volume from € 93 billion in 2024 to € 98 billion in
2025. Although the original target was not achieved by the end of 2025, Deutsche Bank remains committed to providing sustainable financing and ESG investment solutions to its clients and expects to surpass € 500 billion in the first half of
2026. Progress towards the original target was impacted by several factors over the period, including higher interest rates, regulatory developments as well as changes in the policy environment.
To further accelerate the transition of the economy, Deutsche Bank has updated its target to mobilize € 900 billion in sustainable financing, ESG investments, and transition financing by the end of 2030. This figure includes € 471 billion already achieved in sustainable financing and ESG investments from January 2020 through the end of 2025. The increased target reflects the bank’s dedication to supporting client transition and resilience through delivering financial solutions that create lasting value for people, planet, and prosperity.

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

The new target includes sustainable financing (financing of pure-play ecological or social sustainable activities or companies) and transition financing (financing of activities required on a credible path towards net zero as well as sustainability-linked solutions). With the increased target, Deutsche Bank will continue to transparently report after 2025 about its progress – now also with a new Transition Finance Framework in place.
In addition to climate-focused initiatives, Deutsche Bank underpins its commitment to biodiversity and ecosystem restoration. The bank aims to facilitate 300 transactions by the end of 2027 which contribute to these purposes, aligned with the United Nations Sustainable Development Goals (SDG 6: Clean Water and Sanitation, SDG 14: Life Below Water,
and SDG 15: Life on Land).
For additional information on DWS’ sustainability strategy, please refer to the “DWS strategy on sustainability” section in this chapter and the “Sustainable finance” chapter in this Sustainability Statement.
Policies & Commitments
Deutsche Bank has established various policies which are guiding the bank’s processes with regard to sustainability aspects. In the course of 2025, Deutsche Bank published its updated Framework on Environmental and Social Due
Diligence, which contains a summary of the bank’s existing sustainability-related frameworks.
In November 2025, Deutsche Bank published its new Transition Finance Framework, which has been effective as of
January 1, 2026. The framework complements the existing Sustainable Finance Framework. Further information can be found in the “Sustainable finance” chapter of this Sustainability Statement. Furthermore, the bank also updated and published its Transition Plan with latest data and main achievements since the disclosure of the initial plan in October
2023 as well as next steps.
The bank continued to encourage many of its high-emitting clients in the most carbon-intensive sectors to commit to net zero. Despite continued alternating dynamics with regard to net zero commitments internationally, the bank considers more than half of its high-emitting clients in the most carbon-intensive sectors to have a net zero commitment in place.
The bank applies an approach considering net zero commitments either aligned or non-aligned with the industry sector relevant decarbonization metric as well as decarbonization alignment with Nationally Determined Contributions (NDCs)
as appropriate. Deutsche Bank will continue to report annually on the progress regarding the ambition as part of its
Sustainability Statement.
In January 2026, the bank has updated its Sustainable Instruments Framework to align with relevant adjustments in the course of the update of the Sustainable Finance Framework. This update also expands the Sustainable Instruments
Framework to include three additional environmental eligibility categories (hydrogen, steel, and transmission and distribution of electricity) and one additional social eligibility category (access to basic infrastructure). Furthermore, the updated Sustainable Instruments Framework establishes the methodology for Deutsche Bank to issue “European Green
Bonds” (EuGB) in accordance with the EuGB Regulation (Regulation (EU) 2023/2631). The update of the Sustainable
Finance Framework reflects market insights gathered since the initial publication, for further information please refer to the “Sustainable Finance” chapter in this Sustainability Statement.
Additionally, Deutsche Bank published updated versions of three key documents related to Human rights: The overall
Human Rights Statement as well as The Supply Chain Due Diligence Act (SCDDA) Policy Statement and The Modern
Slavery and Human Trafficking Statement.

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

People & Own Operations
The bank strives to make constant progress to improve the sustainability of its own operations, which has also been recognized by external ESG rating agencies. Deutsche Bank achieved improvements in relevant ESG ratings with S&P
Corporate Sustainability Assessment (CSA) score increasing from 67 to 72. Furthermore, Sustainalytics' ESG Risk Rating score improved from 24.8 to 9.0 (0.0 being best) and Deutsche Bank’s score in CDP (formerly known as Carbon
Disclosure Project) improved to A/Leadership level. This marks the first time that Deutsche Bank is on CDP’s A list.
Human resources related commitments
Deutsche Bank’s success in achieving these improvements also heavily relies on the bank’s engaged and capable workforce. Their ideas, skills, commitment, and well-being are the cornerstones of the bank’s people strategies. Deutsche
Bank’s divisional people strategies are built on four pillars: enhancing leadership and driving the bank’s aspirational culture; ensure right workforce required to progress on strategic priorities - the right number of employees, with the right skills, and at the right time; attracting, retaining, and developing, priority skills; and de-risking an aging workforce through succession planning and technology.
The bank aimed to increase gender diversity at the two levels below the Management Board (MB-1 and MB-2) with a goal of 30% of positions to be held by women by year-end 2025, thereby promoting equal opportunity within the
Management Board succession pipeline. The bank effectively met the goal for MB-1 and reached 28.2% at MB-2. In line with German legal requirements, the bank will retain goals beyond 2025 for the two layers below the Management Board with a goal of 32.5% women at both MB-1 and MB-2 by year-end 2026, having regard to local law.
In 2021, the bank committed to an aspirational goal to have women represent at least 35% of its Managing Director,
Director, and Vice President population globally (excluding Asset Management) by year-end 2025, known as the ’35 by
25’ program. By year-end 2025, women represented 34.1% of its Managing Director, Director, and Vice President
population globally, with the female representation on senior corporate titles increasing from 2021 to 2025 by 4.2 percentage points. The ’35 by 25’ program supported the transformation of behaviors and processes in the bank, for example by broadening talent searches, proactively building candidate pipelines, and educating managers on conducting fair, merit-based, and inclusive hiring processes, and enhanced the emphasis on retaining and developing internal talent, highlighting the value and potential within existing teams.
Since 2019, the bank has run Culture Pulse surveys to assess the frequency and quality of manager and employee interactions that make a positive difference to employees’ motivation and perceived productivity. In 2025, the survey was aligned with the bank’s ‘This is Deutsche Bank’ framework to ensure measurable progress in organizational culture, and it serves as a key indicator for employees’ perceptions of working conditions. In 2025, it resulted in a Culture Pulse
Index on Group level of 72.05% against the 2025 target of 61.97%.
To ensure momentum and build on the achievements to date, Deutsche Bank will evolve its approach in 2026 and beyond. At Group and divisional level, a Well-being and Inclusion Index will measure continued progress.
Further information can be found in the “Own workforce” chapter of this Sustainability Statement.
Own operations and supply chain related commitments
Progress in improving the bank’s environmental performance across its own operations and supply chain has been steady and continuous. Since establishing its net zero pathway, the Group has set separate 46% reduction targets for Scope 1,
Scope 2 (market-based), and Scope 3, Categories 1-14 by 2030 against a 2019 base year. In the reporting year, the bank achieved a 66% reduction in Scope 1 greenhouse gas emissions, an 82% reduction in Scope 2 greenhouse gas emissions, and a 47% reduction in Scope 3 greenhouse emissions (Categories 1-14), measured against their respective 2019 baselines. Financed emissions (Scope 3, Category 15) are addressed separately as outlined in the “Climate change”
chapter.

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

Within its own operations, the Group has met several key targets in 2025, including:
–100% renewable electricity coverage globally
–Delivering a 30% reduction in energy consumption globally (based on a 2019 baseline)
–Reducing car fleet gasoline consumption in Germany by 30% (based on a 2019 baseline)
Across the supply chain, progress toward the 46% reduction target is supported by ongoing engagement with the banks’
suppliers through the CDP Supply Chain Program, and targeted direct outreach. As a result, the bank is increasingly working collaboratively with suppliers to decarbonize its supply chain, with 56% of total addressable vendor spend submitting their greenhouse gas emissions to the CDP platform in 2025. This remained below the initially targeted 80%
coverage of total addressable vendor spend, due to conditions external to the Group that limited supplier response rates.
Further information can be found in the “Climate Change” chapter of this Sustainability Statement.
Thought Leadership & Stakeholder Engagement
Deutsche Bank continues to actively contribute to global sustainability dialogues and initiatives through a series of impactful events and partnerships.
At the 30th annual United Nations climate change meeting (COP30) in Belém (Brazil), Honduras and Suriname signed a
Letter of Intent with Deutsche Bank, Bayer, Siemens, Symrise, and the Coalition for Rainforest Nations to launch a new approach to rainforest conservation. The initiative aims to create sovereign Rainforest Carbon Credits under Article 6.2 of the Paris Agreement, enabling countries to monetize verified climate results and attract private capital for protecting standing rainforests. These credits will take the form of Internationally Transferred Mitigation Outcomes – a mechanism under the surveillance of the United Nations Framework Convention on Climate Change (UNFCCC) that allows emission reductions to be traded between countries and between countries and corporates.
Deutsche Bank also hosted its third Annual Climate, Security and Technology Day at its London office. The conference explored critical topics including energy transition and security, physical risk, transition and tariffs, artificial intelligence and cybersecurity, payments, and digital assets.
On World Water Day, Deutsche Bank reaffirmed its commitment to supporting sustainable water solutions through partnerships with Non-Governmental Organizations such as Watershed Organisation Trust and the Centre for Collective
Development.
Deutsche Bank’s sustainability team was represented at the 2025 Hamburg Sustainability Conference, participating in several panels at this forum for advancing global sustainability agendas amid escalating geopolitical fragmentation and economic uncertainty.
Furthermore, Deutsche Bank sponsored Carbon Disclosure Project’s (CDP) annual DACH disclosure workshop in
Frankfurt am Main, where CDP convened prominent European companies to share insights on CDP disclosure and discuss sustainability reporting trends such as nature, biodiversity, and earth-positive action.
Further information can be found in the “Stakeholder engagement and thought leadership” chapter of this Sustainability
Statement.
Deutsche Bank’s 2025 Sustainability achievements
In 2025, the bank continued to make progress in implementing its sustainability strategy, demonstrating a strong commitment to responsible business practices across all pillars. The following dashboard provides a comprehensive overview of the key achievements reached this year and serves as a guidepost for the next phase of its sustainability journey.

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

Deutsche Bank	General information
Annual Report 2025	Sustainability strategy

DWS strategy on sustainability
Deutsche Bank´s Asset Manager, DWS, as a fiduciary, is committed to acting in the best interests of its clients. DWS recognizes that each client has a unique set of investment objectives and offers a broad range of investment solutions with the goal of creating long-term value through balancing investment risks and opportunities. This also includes financially material sustainability risks and opportunities.
As a fiduciary with a focus on long-term investing, DWS recognizes the importance of a transformation to a more sustainable economy over time. This shift is expected to reshape businesses and society, creating both risks and opportunities for investments. Amongst others, DWS offers investment expertise and solutions that integrate sustainability considerations.
In its actions DWS follows these principles:
–DWS provides its clients with investment expertise and solutions with conventional or sustainability-related objectives
–For clients seeking to pursue sustainability objectives, its product offering also includes products that promote, amongst others, environmental or social characteristics, or a combination thereof
–DWS clients’ investment choices determine the extent to which environmental, social, and governance aspects are considered
–
As DWS navigates changing regional political and regulatory frameworks, it seeks to continuously review and adapt its product offering and stewardship activities, as needed, to ensure compliance with evolving requirements.
Among sustainability matters, environmental – specifically, climate-related risks – continue posing significant risks to the prosperity and well-being of the global economy. This is why DWS monitors this topic through DWS’s scope 3 portfolio emissions – inflation adjusted weighted average carbon intensity (WACI). This year’s WACI decreased to (36.5)% from
(36.0)% last year compared to the base year 2019, with details about the drivers and the AuM in scope for these numbers to be found in the sub chapter “Client portfolios in Asset Management“.
In line with European regulations relating to sustainable funds and corresponding client interest, DWS ensures transparency in its assets under management, reporting in detail in the “Sustainable Finance - Asset Management“
chapter.
In keeping with the shifting regulatory landscape and while DWS continues to conduct corporate engagements, DWS updated its approach to focus on engagement in Europe and Asia, which decreased the number of engagements conducted in 2025 to 414 from 632 in 2024.

Deutsche Bank	General information
Annual Report 2025	Stakeholder engagement and thought leadership

Stakeholder engagement and thought leadership
ESRS 2 SBM-2
Fair and open dialogue with all stakeholder groups is of central importance to Deutsche Bank. The aim is to understand their expectations and concerns regarding the bank’s corporate strategy, business activities and social responsibilities.
This understanding helps identify potential positive and negative impacts as well as risks and opportunities. Deutsche
Bank’s core stakeholder groups and individuals that can materially affect or be affected by the bank, include clients, employees, investors, regulators and society at large, such as media and non-governmental organizations. The bank has clearly defined responsibilities for stakeholder engagement.
The double materiality assessment, as described in the corresponding chapter of this Sustainability Statement, supports the bank in identifying the topics that its stakeholders consider most relevant to the bank. In addition, all business divisions and infrastructure functions are required to engage with their respective stakeholders. For topics deemed material to stakeholders the bank has developed targeted approaches to systematically capture and evaluate feedback.
For example, the client complaint channel and the employee whistleblowing channel facilitate the structured collection and analysis of stakeholder input. Insights gained through dialogue and complaint channels are considered valuable inputs for the continuous enhancement of the bank’s corporate strategy, with the aim of addressing stakeholder needs and expectations more effectively.
For information on the role of the Supervisory Board and the Management Board of Deutsche Bank AG, the information provided to them about affected stakeholders with regard to the bank’s sustainability-related impacts, please refer to the “Corporate Governance Statement” in this Annual Report.
Clients
ESRS S4, ESRS 2 SBM-2
The bank sees it as its purpose to support its clients and provide the guidance and expertise they need to have lasting success and financial security. Further details on the bank’s client groups are provided in the sub-chapters “Corporate
Bank”, “Investment Bank”, “Private Bank” and “Asset Management” within the chapter “Operating and financial review -
Deutsche Bank Group - Organizational model” of the Combined Management Report. Regular dialogue helps the bank to understand its clients’ expectations, interests and needs and translate them into action.
Deutsche Bank engages with its clients in many ways, including for example, personal or virtual meetings, calls, regular surveys and the analysis of feedback it receives e.g., via its branches or hotlines. Its representatives are involved in discussions at various conferences and events. For details on how Deutsche Bank interacts with its clients and incorporates client feedback, see “Client centricity” chapter within this Sustainability Statement.
Climate change and the transition of the global economy toward sustainability remained an important topic for clients in the Corporate Bank and Investment Bank, keeping the interest in sustainable finance products and services at a high level. Private clients requested best-in-class transparency and sustainability-related advisory. In 2025, Deutsche Bank continued to support its clients with its financial expertise and product offerings on their path to sustainability. For details on products, see “Sustainable finance” chapter within the Sustainability Statement.
Employees
ESRS S1, ESRS 2 SBM-2
The ideas and skills as well as the commitment and well-being of Deutsche Bank’s employees are essential to a productive workforce. Strong relationships, open communication and learning from feedback are key in fostering a trusting environment in which employees take accountability and collaborate.
The annual People Survey, exit and pulse surveys as well as a continuous dialogue with its employees help the bank understand its employees’ motivation and their perceived productivity. Several communication channels including team meetings, employee networks, emails, newsletters, townhalls and the ability to comment on intranet pages encourage the bank’s employees to share their thoughts and give feedback.
How Deutsche Bank manages employee-related aspects is detailed in the “Own Workforce” chapter within the
Sustainability Statement.

Deutsche Bank	General information
Annual Report 2025	Stakeholder engagement and thought leadership

Investors
ESRS 2 SBM-2
Investors generally want Deutsche Bank to pursue its strategy in a way that supports sustainable returns while managing environmental, social, and governance risks. This includes exploring strategic opportunities and being mindful of
ESG‑related risks, such as the transition to a climate‑neutral economy as well as social and governance aspects.
Deutsche Bank engages with its shareholders in discussions surrounding sustainability-related topics including Deutsche
Bank’s progress and goals in writing and through meetings or phone calls.
Deutsche Bank ensures transparency by regularly publishing all quarterly and annual reports and other materials detailing the institution’s financial and non-financial performance through its corporate and investor relations website. A dedicated sustainability section provides a comprehensive overview of Deutsche Bank’s commitment to sustainability principles.
In 2025, investors expressed interest in several pivotal sustainability topics:
–Achievements made in executing the bank’s sustainability strategy
–Progress toward Deutsche Bank’s sustainable finance target and the publication of its new 2030 target, alongside climate and environmental risk management, the release of the Transition Finance Framework and updated Transition
Plan, as well as comprehensive governance reporting practices
–Progress on decarbonization pathways
–The institution’s approach toward client transition dialogue within high-emitting sectors prone to inherent negative environmental and social impacts
–Diversity, equity, and inclusion across all organizational levels and regions and potential refinements to the bank’s sustainability and diversity strategies in light of evolving geopolitical developments
–Revenue opportunities stemming from the bank’s offering in sustainable finance
–Enhancement within the bank’s internal control system, compliance measures, remediation efforts and governance frameworks
–The bank’s approach to ensuring human rights along the supply chain
–
This ongoing dialogue enables Deutsche Bank to align its sustainability strategy with investor expectations. It also reinforces the bank’s commitment to transparency and continuous improvement in sustainability practices.
Policymakers
ESRS 2 SBM-2
Constructive dialogue with relevant policymakers and political stakeholders has become even more important amidst greater regulatory activity worldwide, especially in the current geopolitical environment. It helps the bank make decisions to achieve its strategic priorities and supports the effective functioning of economies globally.
Deutsche Bank engages with policymakers via in-person and virtual meetings, participation in government-led forums, or responding to consultations through trade associations or individually.
Key regulatory topics in 2025 included:
–The implementation of the final Basel III rules across the globe and the review of the EU macroprudential framework
–Targeted amendment to the Central Securities Depository Regulation (CSDR) to shorten the settlement cycle
–Review of the EU securitization framework
–Legislative proposals on pension reforms in the EU, in Germany and in the U.K.
–Package regarding the further development of capital market integration and supervision within the EU
–The European Market Infrastructure Regulation (EMIR) 3.0
–The EU’s Omnibus Simplification Package and the Sustainable Finance Disclosure Regulation
–The European Commission’s Digital Omnibus Package
–The Digital Euro
–The Retail Investment Strategy
–Use of the bank levy of the German Restructuring Fund for a Mittelstand Fund and mobilizing private capital
–U.K. financial services regulatory reforms in the context of the Financial Services and Markets Act 2023 (FSMA 2023),
including Financial Services Growth and Competitiveness Strategy (FSGCS) and the Leeds Reforms
–Revisions to the SEC approach to financial markets in the U.S.
–European Commission proposal for a Defence Readiness Omnibus

Deutsche Bank	General information
Annual Report 2025	Stakeholder engagement and thought leadership

Deutsche Bank convened and participated in seminars and public panels, held conversations with policymakers on each of the issues mentioned above. The bank’s Government & Public Affairs function also monitored emerging policymaking and regulatory developments that may impact the bank and developed and coordinates its position on them.
Media
ESRS 2 SBM-2
Deutsche Bank seeks to maintain constructive relationships with journalists and media representatives all over the world.
Timely, effective and open communications with the media are essential for building and maintaining Deutsche Bank’s reputation and brand. The bank’s dialogue with media representatives focuses on key topics driven by the economy, investors, regulators and society at large. Sustainability is another key topic.
In 2025, the bank’s experts engaged with the media on ESG topics in many ways, including:
–Updates on the bank’s progress in implementing its sustainability strategy, with an emphasis on climate risk management, environmental policies and sustainability reporting, e.g., Deutsche Bank announced a new cumulative target for sustainable and transition financing for the period from 2020 to the end of 2030 and published its initial
Transition Finance Framework. For details on the target, see “Sustainable finance” chapter within the Sustainability
Statement
–Comments and statements in response to a number of reports and studies from non-governmental organizations, with a focus on information about financing and investment volumes, as well as its sustainability policies and frameworks
–Further information on the bank’s approach to climate protection, especially in relation to its loan exposure in highly carbon-intensive sectors. In addition, Deutsche Bank announced at the COP30 that Honduras and Suriname partner with Deutsche Bank AG, Bayer AG, Siemens AG and Symrise AG as well as the Coalition for Rainforest Nations to mobilize financial support for rainforest protection through the issuance of high-integrity Rainforest Carbon Credits
–Topics related to the development of controls and compliance measures, e.g., through a joint communication with the state of Hesse and two other German banks on the launch of the Europe-wide flagship project for combating money laundering, “EuroDaT/safeAML”
–
In 2025, Deutsche Bank responded to numerous media queries and its communications experts accompanied journalists for interviews or background talks with a number of the bank’s senior managers. Furthermore, Deutsche Bank convened and participated in various conferences and public panels and offered a range of media events and platforms for further dialogue with its stakeholders. The bank also covered the mentioned key topics on its social media channels.
Non-governmental organizations
ESRS 2 SBM-2
Deutsche Bank engages with stakeholders from broader society to understand their views on local and global environmental and social trends and challenges. For example, the bank continually engages with non-governmental organizations and participates in numerous sustainability-related initiatives.
In 2025, the following were important topics of non-governmental organizations engagement, which already were in focus in the previous year:
–Climate change, especially in relation to topics such as decarbonization and the general financing of the fossil fuels sector and with regard to the energy transition as well as specific companies and projects
–Deforestation, with a sector focus on agriculture and a regional focus on Latin America, especially Brazil and the
Amazon rainforest and associated impacts on human rights esp. indigenous communities
–Mining activities, including deep-sea mining and the associated impacts on human rights, local communities, biodiversity, the climate and the environment
–
In 2025, Deutsche Bank responded to written requests, surveys, or questionnaires and repeatedly met non-governmental organizations in person to discuss the themes of their engagement.

Deutsche Bank	General information
Annual Report 2025	Stakeholder engagement and thought leadership

If Deutsche Bank becomes aware of allegations on environmental or social impacts, e.g., through engagement with non-
governmental organizations, the bank’s Chief Sustainability Office reviews to what extent the allegations are justified and whether the bank was potentially involved. To verify the allegations, the bank case-by-case consults publicly available information as well as relevant stakeholders. As needed, this might include direct engagement with clients as well as with civil society representatives that are familiar with the situation. Where appropriate, the bank obtains the advice of independent experts. Based on all available information and its assessment of the risks that have been identified, the bank decides on the further course of action, which may include remediation measures or the termination of a business relationship. In addition, the Chief Sustainability Office may also consider non-governmental organizations’ input, reports and campaigns when reviewing the scope of sectors and topics covered as well as the requirements of its environmental and social due diligence.
Memberships and commitments
ESRS 2 SBM-2
As part of its long-standing commitment to sustainability, Deutsche Bank has formally endorsed universal sustainability frameworks and initiatives. The bank also supports several organizations that promote sustainability and collaborates in industry initiatives at the global, EU and national level. The selection and review of the bank’s key memberships and commitments are governed by an established process that provides for the assessment and formal approval by the bank’s relevant governance bodies
The bank contributes its expertise to help shape the transition toward a sustainable and climate-neutral economy.
Deutsche Bank is, for example, a member of the UN Environment Programme Finance Initiative (1992), and participant in the UN Global Compact (2000), the Principles for Responsible Investment (through DWS, 2008), the Principles for
Responsible Banking (2019) and founding member of the Net Zero Banking Alliance (2021). In 2025, the Net Zero
Banking Alliance announced its transition from a member-based alliance to a framework-based approach to better support and strengthen its role in addressing climate change.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

ESG due diligence
ESRS 2 GOV-4
Being a global bank supporting various sectors of the economy, Deutsche Bank can be potentially linked or exposed to material negative environmental, social and governance impacts and risks. Through continuous due diligence processes,
Deutsche Bank identifies, prevents, mitigates, and manages these actual and potential material negative impacts on the environment and society as determined by the double materiality assessment in relation to the bank’s direct clients
(downstream) and direct suppliers (upstream) value chain. This includes actual and potential material reputational damage associated with client or supplier relationships.
Downstream due diligence processes are holistically managed through Deutsche Bank’s Summary Framework on
Environmental and Social Due Diligence and described in this chapter. The Summary Framework on Environmental and
Social Due Diligence is further complemented by governance due diligence processes described in the chapter
“Governance” in the Sustainability Statement. Due diligence processes regarding upstream activities are described in the
“Supply chain management” chapter as part of the “Governance information”. With regard to Deutsche Bank’s own operations, due diligence elements are stated in the chapters “Own workforce” and “Client centricity” respectively.
The following table provides a mapping in which chapters of the Sustainability Statement, Deutsche Bank describes the core elements of due diligence.
Statement on due diligence

Core Elements of due diligence	Annual Report – Sustainability Statement
a) Embedding due diligence in governance, strategy and business model	General information – Governance – Double materiality assessment – Sustainability strategy
b) Engaging with affected stakeholders in all key steps of the due diligence	General information – Stakeholder engagement and thought leadership Governance information – Supply chain management
c) Identifying and assessing adverse impacts	General information – Double materiality assessment – ESG due diligence
d) Taking actions to address those adverse impacts
General information
– Sustainability strategy
– ESG due diligence
Environmental information
– Climate change
Social information
– Own workforce
– Client centricity
Governance information
– Culture, integrity and conduct
– Anti-financial crime
– Competitive behavior
– Supply chain management
– Data protection
– Information security

e) Tracking the effectiveness of these efforts and communicating
General information
– Sustainability strategy
– ESG due diligence
Environmental information
– Climate change
Social information
– Own workforce
– Client centricity
Governance information
– Culture, integrity and conduct
– Anti-financial crime
– Competitive behavior
– Supply chain management
– Data protection
– Information security

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Environmental and social due diligence
ESRS 2 MDR-P
The bank has committed to understand the environmental and social challenges and risks associated with a transaction or client and has developed robust governance, frameworks, and systematic risk-based evaluation processes to manage them. This helps the bank to prevent reputational risks and to engage with clients around environmental and social best practices.
The due diligence focuses on the following environmental and social criteria and also includes those that are not material from Double Materiality Assessment perspective; environmental criteria cover climate change mitigation and adaptation,
(whose associated Impact Risk Opportunities management is described in more detail in the “Climate change” chapter within this Sustainability Statement), biodiversity and nature, water resources, waste management and pollution prevention, air quality, noise and vibration, and related emergency response. The social criteria include human rights which include child labor, forced labor, modern slavery; occupational health and safety, health, safety and security of communities, protection of vulnerable groups such as indigenous people; land and resource rights, and cultural heritage.
Governance
ESRS 2 GOV-2
The Chief Sustainability Office leads the development and implementation of sustainability strategy policies, which includes the Environmental and Social Due Diligence Framework. This framework includes requirements on Deutsche
Bank’s implementation approach of the environment and social due diligence process, including an overview of how the bank approaches cross-sectoral and sector-specific environmental and social risks. The Chief Sustainability Office
Environmental and Social Due Diligence function is responsible for performing transaction and/or client level assessments in line with the framework requirements. It supports the implementation of sector-specific standards and ensures that due diligence processes are completed according to the requirements of the framework. The governance and oversight for these Environmental and Social Due Diligence requirements is provided by the Reputational Risk
Framework, i.e where environmental and social issues present potential moderate to material reputational implications, cases are escalated in line with the requirements stipulated in the Reputational Risk Framework. The Head of Operational
Risk Management is responsible for ensuring the oversight, governance and coordination of the management of reputational risk which also includes environmental and social risks.
Strategy
ESRS 2 SBM-3
Environmental and social due diligence requirements are part of Deutsche Bank’s Sustainability Strategy. The bank applies a risk-based approach and focuses its attention on sectors that it has defined as having an inherently elevated potential for negative environmental and social impacts and associated reputational risks. The environmental and social due diligence requirements apply globally to lending and trade finance activities of Corporate Bank (excluding specific
Small and Medium Enterprises lending, Institutional and Corporate Cash Management, Trust and Securities Services) and
lending and capital market activities of Investment Bank (excluding trading activities) as well as to Private Bank’s
(excluding retail/consumer lending and wealth management lending) commercial lending activities. The Reputational
Risk Framework applies globally and across all business units and products. Due to the nuanced and often controversial nature of the risk type, Reputational Risk matters need to be assessed case-by-case to ensure individualized, risk-based and objective decision-making. Examples could relate to client or transaction/product related concerns where there is adverse media or criticism from other stakeholders regarding the transaction or product. It is important to note that all requirements only remain valid as long as they are not in contradiction with regulatory or legal expectations.
Impact, risk and opportunity management, metrics and targets
Policies
ESRS E1, ESRS 2 MDR-P
Deutsche Bank’s environmental and social due diligence requirements are embedded in the Sustainability Strategy
Implementation Policy and Reputational Risk Framework, complementary supporting documents and sectoral guidelines to identify and mitigate material environmental and social risks. The Chief Sustainability Office leads the development of the Sustainability Strategy Implementation Policy, which is owned by the Chief Sustainability Officer. The responsibility of the implementation of the policy sits with various parties including Chief Sustainability Office Environmental and
Social Due Diligence function and business teams. The Reputational Risk Framework is owned by the Head of
Operational Risk Management and managed by the Reputational Risk Team.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Environmental and Social Due Diligence Framework
Deutsche Bank’s Environmental and Social Due Diligence Framework defines roles and responsibilities for risk identification, assessment, decision-making and post-transaction monitoring and specifies the requirements for environmental and social due diligence. The framework provides guidance to employees on referring transactions and clients to the Chief Sustainability Office Environmental and Social Due Diligence function.
Deutsche Bank’s approach to environmental and social due diligence as laid out in the Framework and the sectoral guidelines is guided by the following international standards and principles:
–UN Global Compact
–OECD Guidelines for Multinational Enterprises and associated Responsible Business Conduct Standards for the financial sector
–UN Guiding Principles on Business and Human Rights
–International Finance Corporation Performance Standards
–Equator Principles
Main positions and minimum standards with enhanced due diligence requirements
For sectors and activities that the bank identifies as having an inherently elevated potential for negative environmental and social impacts and associated reputational risks, enhanced environmental and social due diligence requirements are established. The bank reviews the scope of sectors as well as the related due diligence requirements annually or as events occur. It also observes prevailing sector-related environmental and social standards and industry best practices to improve the understanding of environmental and social issues and, if necessary, adjust its approach. The bank has developed certain positions and minimum standards for due diligence for the respective sectors which are explained in the following table. Deutsche Bank applies enhanced environmental and social due diligence for transactions involving the cross-sectoral issues and/or the sectors listed in the table. In addition to the cross-sector and sector-specific principles described in the table, Deutsche Bank’s enhanced environmental and social due diligence process includes, but is not limited to, reviewing compliance with existing environmental and social laws and regulations as well as existence of robust governance structures and sufficient capacity for managing environmental and social issues.
If clients express complaints on environmental and social matters, the processes described in the sub-chapter “Client complaint management” of the chapter “Client centricity” within this Sustainability Statement would be applied and the environmental and social due diligence process would be considered as appropriate to handle these.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Main positions and minimum standards of environmental and social due diligence1

Area	Environmental and/or social principles applied as long as they are not in contradiction with regulatory or legal expectations
Cross-sectoral
Human rights	No engagement in business activities where the bank has substantiated evidence of material adverse human rights impacts without appropriate mitigation, e.g., child and forced labor
Deforestation	No financing of any projects or activities that are directly linked to deforestation of primary tropical forests
World Heritage Sites
No financing of activities within or in close proximity to World Heritage Sites, unless the respective government and
UNESCO agree that such activity will not adversely affect the site’s outstanding universal value

Sectoral
Agricultural commodities and forestry
No financing of projects or activities located in or involving the clearing of primary tropical forests, involving illegal logging or uncontrolled and/or illegal use of fire
No financing of projects or activities leading to conversion of High Conservation Value (HCV) into new plantations and peatlands
Mandatory requirement of Roundtable on Sustainable Palm Oil (RSPO) membership and RSPO certification, or a timebound implementation plan for RSPO-certification for palm oil clients
Expectations regarding membership and industry-relevant certifications as well as ES management schemes for growers and primary processers, including public commitment to the No Deforestation, No Peat and No Exploitation standard

Fisheries and marine aquaculture
No financial services to clients where there is evidence of recurring material breaches of imposed fish catch limits and non-
compliance with existing laws and regulations
No financing / financial services should be provided to companies involved in unlicensed activities or activities that do not now follow national regulation as a minimum, such as operating in marine aquacultures outside of country Allocated Zones for Aquaculture (AZA) or legally protected areas that do not allow multiple uses; undertaking unlicensed operations or the farming of invasive non-native species against national regulations; and the utilization of banned chemicals, anti-microbials, or pesticides that result in non-compliance with national or applicable international regulatory standards
Expectations regarding certification for fisheries; minimum requirement of a time-bound implementation plan for
Aquaculture Stewardship Council certification

Maritime transport and infrastructure
No financing of marine dredging that will have an impact on sensitive marine environments /critical habitats (e.g., living coral reefs, mangroves, sea grass beds) and Ramsar sites, unless activities are undertaken for environmental/social protection or enhancement (e.g., flood protection)
No financing of coastal and marine destination development in: designated protected areas that are categorized as
International Union for Conservation of Nature (IUCN) Type I, Ramsar sites, UNESCO Biosphere reserves, and critical site-
specific biodiversity
Contractual clauses, certification, and/or Port State Control requirements to ensure compliance with the applicable ES conventions as defined by the United Nations and its specialized agencies, the International Maritime Organization (IMO), and the International Labour Organization (ILO)

Metals and mining	No direct financing of deep-sea mining projects Enhanced ES due diligence requirements; potential exclusions based on outcome
Oil and gas
No direct financing of new projects involving exploration, production, transport or processing of oil sands
No direct financing of new oil and gas projects in the Arctic region (as demarcated by the 10°C July isotherm boundary)
No direct financing of oil and gas hydraulic fracturing projects in countries with ‘extremely high’ water stress
Enhanced ES due diligence requirements; potential exclusions based on outcome

Thermal coal power and mining
No financing of new and material expansion of existing thermal coal-fired power plants and thermal coal mining projects or the associated infrastructure.
Exclusions for financing Mountain Top Removal mining
Scope of the policy effective as of May 2023 includes companies with (i) a thermal coal revenue dependency of 30% or above, (ii) an absolute thermal coal production of 10 megatons p.a. or above, or (iii) a thermal coal power capacity of 10 gigawatts or above
For corporations within the scope of the policy: No financing if no credible diversification plans, including the phasing-out of thermal coal by 2030 in OECD-countries and 2040 in non-OECD countries

Hydropower	Enhanced ES due diligence requirements; potential exclusions based on outcome
Nuclear power	Enhanced ES due diligence requirements; potential exclusions based on outcome and exclusion for certain jurisdictions
Digital Assets and Crypto-currency	Enhanced ES due diligence requirements; potential exclusions based on outcome and exclusion for certain jurisdictions
Tobacco	Enhanced due diligence requirements with a focus on electronic cigarettes and cannabis
Defense/ controversial weapons
Enhanced due diligence requirements with exclusions including controversial weapons, conflict countries, private military security companies, as well as civilian-use automatic and semi-automatic firearms and human-out-of-the-loop weapon systems

Adult entertainment	Enhanced due diligence requirements; exclusion of any business relationships with Counterparties belonging to or being directly associated with prostitution and/or pornography
Gaming	Enhanced due diligence required; exclusion of online gambling business-to-consumer operators with exposure to markets where gambling is prohibited
1The detailed Environmental and Social Due Diligence requirements are embedded in the Sustainability Strategy Implementation Policy and complementary supporting documents and sectoral guidelines, except for E-cigarettes and Cannabis, Defense, Adult entertainment and Gaming which are covered by the relevant Reputational Risk documents

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Sectoral guidelines
The bank operationalizes its main positions for sectors requiring enhanced due diligence with sectoral guidelines for:
–Metals and mining
–Oil and gas
–Thermal coal, including thermal coal mining and thermal coal fired power generation
–Nuclear power
–Hydropower
–Agricultural commodities and forestry
–Fisheries and marine aquaculture
–Maritime transport and infrastructure
–Digital assets and crypto currency
–Equator principles relevant transactions, e.g., infrastructure projects
–Other activities either with a high carbon intensity, impacting sensitive and protected locations, causing deforestation and/or those that have the potential for human rights infringements
Guideline updates
Deutsche Bank’s thermal coal guideline was last updated in 2023 and together with bank’s net zero commitments across various sectors, it reiterated and expanded on the continued tightening of the bank’s thermal coal expectations.
The commitments made in the 2023 guideline update remain in effect. For companies within scope, the bank requires credible transition plans as a condition of financing: existing clients were asked to provide such plans by 2025, while new clients must do so before entering any lending relationship.
Throughout 2024 and 2025, the bank carried out detailed reviews of the clients covered by this guideline. The interim milestone set for 2025 was a central checkpoint: by this date, existing clients were expected to present transition plans that showed credible plans toward phasing out coal by 2030 (OECD) or 2040 (non-OECD) respectively.
At the same time, national climate policies and energy transition commitments continued to evolve at different speeds across regions than the bank initially expected in 2023. Taking these dynamics and developments into consideration, the bank may consider for a very limited number of clients a time bound, conditional engagement, provided there is demonstrable, ongoing progress toward transitioning away from coal.
Going forward, Deutsche Bank’s engagement with clients who remain within the scope of the guideline will be measured and focused. Any ongoing support will be concentrated on financing that directly supports specifically, Sustainable and
Transition Finance activities. This ensures that Deutsche Bank encourages credible decarbonization efforts while maintaining safeguards against supporting coal‑related expansion. The bank will continue to monitor clients’ progress closely, adapting its approach where necessary as global and country‑level climate commitments continue to evolve.
Before the 2023 update of its thermal coal guideline, the bank announced in 2020 that it would phase out coal mining activities by 2025. No further update is provided, as the bank already stated in 2023 that the exposure in scope under the applicable guideline from 2020 had already reached a non‑material level in 2023.
In 2025, Deutsche Bank introduced a sector guideline for activities linked to digital assets and cryptocurrency. The guideline focuses on energy usage and climate impacts, operational governance, and transparent disclosures expected from clients active in crypto-asset services or projects with material crypto use (for example data centers). It aligns with the evolving market framework and encourages industry commitments to credible carbon accounting and public reporting.
Complementary internal provisions are established for the tobacco industry with a focus on electric cigarettes and cannabis, as well as the defense, gaming and adult entertainment industries, which are considered to carry elevated levels of inherent social and governance risk. These are currently not part of the environmental and social due diligence process but are under the scope of the Reputational Risk Framework.
In 2025, discussions in defense continued to focus on supply chain reliability and access to finance including engagement with the European Commission and German politicians. Non-governmental organizations increased activity driven by continued regional destabilization focused on financial institutions’ relationships with the defense sector as well as the defense sector’s exposure to current conflicts. For gaming, the focus in 2025 was on responsible gaming and dealing with the challenge around daily fantasy sports and prediction markets. These discussions ensure that Deutsche
Bank’s policies and guidance remain fit for purpose and appropriate.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Training and capacity building
ESRS 2 MDR-A
To ensure effective implementation of the bank’s framework, policies, and guidelines, training is provided to reinforce employee awareness and focus. This training equips staff to identify environmental and social risks and opportunities, and to appropriately escalate transactions to the Environmental and Social Due Diligence function or the Reputational
Risk Team. In 2025, 1,030 employees of the relevant business teams were trained (2024: 102). The spike in the number of employees trained reflects the expansion of staff in scope of the training to close identified implementation gaps and reflect updated internal implementation processes.
In 2025, the bank also continued to provide awareness sessions and training to control functions and front-office teams to reinforce their awareness of reputational risks around defense and gaming, including roll out of a reputational risk training for the Investment Bank and Corporate Bank client facing and operational teams.
The Environmental and Social Due Diligence function is a dedicated team of specialists and has its presence across
Frankfurt, London, Singapore, Mumbai, and Washington.
Environmental and social due diligence review activities
ESRS 2 MDR-A
The bank’s environmental and social due diligence process includes the following:
–The environmental and social transactional and client reviews
–The Equator Principles process for in-scope project-related loans (Equator Principles implementation)
–Escalations under the Reputational Risk Framework (Reputational Risk Reviews)
For these processes, Deutsche Bank reports the metrics relevant for managing the topic and has not established single time bound targets. Transactional review data of the bank are included in this statement to demonstrate the performance and effectiveness of the bank’s policies.
Environmental and social transactional reviews
ESRS 2 MDR-A, ESRS 2 MDR-M
As part of its responsibility, the Chief Sustainability Office Environmental and Social Due Diligence function conducts transactional and client reviews pursuant to the bank’s environmental and social due diligence requirements and
Sustainable Finance standards. For environmental and social due diligence, the number of reviews initiated in 2025 declined by approximately 34% compared to 2024. The drop was mainly seen in the Industrials and Infrastructure and
Agricultural commodities and Forestry sector related transactions. The decline in the number of transactions reviewed primarily reflects enhancements made to Deutsche Bank’s due‑diligence approach. In particular, for trade‑related reviews, the bank refined its process to incorporate environmental and social due‑diligence criteria more efficiently, for example; for clients exhibiting recurring and homogeneous trade patterns, with low variability in underlying environmental and social risk factors, a more standardized assessment is performed in line with bank’s environmental and social due diligence requirements, resulting in lowering the number of times such similar transactions are reviewed.
The bank is currently re-assessing the methodology of overall review ratio calculation. As this is not finalized by year end
2025, the bank refrains from reporting on the overall review ratio for 2025 and the comparative to the year.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Transactions and clients reviewed under the Environmental and Social due diligence requirements outlined in the Sustainability
Strategy Implementation Policy and sectoral guidelines1

	Dec 31, 2025	Dec 31, 2024
Number of transactions and clients by sector
Metals and mining	169	180
Oil and gas	92	90
Industrials and infrastructure[2]	71	266
Agricultural commodities and Forestry	144	244
Utilities	90	104
Chemicals	11	10
Other activities[3]	37	31
Total reviews initiated	614	925
Number of transactions and clients on which final decisions have been made	511	817
Thereof approved	494	794
Thereof declined	10	15
Thereof referred to the respective committees	7	8
Thereof approved	7	8
Thereof declined	—	—
1Note that this table also includes the figures of the table “Transactions assessed under the Equator Principles”, see the section “Equator principles implementation”
2Includes companies e.g., in engineering and equipment manufacturing, that are connected to sensitive sectors
3Includes sectors with high carbon intensity or potential human rights infringements e.g., consumer goods, transportation, infrastructure, technology, commodity trading and healthcare with exposure to sensitive sectors in the supply chain
Equator principles implementation
ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-M
Deutsche Bank continues to remain an active member of the Equator Principles, which the bank is a signatory to, since
July 2020. The Equator Principles are an internationally recognized benchmark for determining, assessing and managing environmental and social risks in project-related finance.
As a signatory to the Equator Principles, the bank applies the risk identification, assessment, management and reporting requirements of the principles to in-scope project-related finance transactions. In line with Deutsche Bank’s environmental and social due diligence requirements, the bank’s business units are initially responsible for identifying environmental and social risks, determining if a transaction falls into the Equator Principles scope and gathering due diligence documentation. To support business units, internal Equator Principles implementation guidance and trainings were developed, which specify the requirements for project categorization (A, B or C), due diligence and guidance on referral to Chief Sustainability Office Environmental and Social Due Diligence function. The function is responsible for assisting business units in assessing environmental and social issues and associated risks. For eligible projects, the function either conducts an in-house review of project documentation during due diligence and monitoring phases, or requests an independent external consultant to do so for higher-risk projects, as required by the Equator Principles. The due diligence process and post-transactional monitoring involves discussions of critical issues with clients and tracking of remediation actions. If the project related environmental or social risks are deemed to pose a moderate or material reputational risk, the transaction will follow the escalation process explained under the Reputational Risk Framework section.
Deutsche Bank is part of various Equator Principles working groups on issues such as biodiversity, maritime assets, scope of application and governance with a view to contribute to the Equator Principles development and future progress.
As a signatory of the Equator Principles, Deutsche Bank is required to report on project-related transactions that were assessed under the Equator Principles and achieved financial close during 2025. This information is included in the tables below for the years 2025 and 2024.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Transactions assessed under the Equator Principles1

	Dec 31, 2025
	Project Finance Advisory Services	Project Finance			Project-Related Corporate Loans
	Category not applicable	Category A	Category B	Category C	Category A	Category B	Category C
Sector
Mining	N/A	—	—	—	—	—	—
Infrastructure	N/A	2	4	2	3	1	—
Oil and Gas	N/A	2	1	—	1	—	—
Power	N/A	3	9	1	1	—	—
Others	N/A	—	—	—	—	3	—
Region
America	N/A	2	6	3	1	2	—
Europe, Middle East and Africa	N/A	5	5	—	4	2	—
Asia Pacific	N/A	—	3	—	—	—	—
Country Designation
Designated Country	N/A	5	13	3	—	2	—
Non-Designated Country	N/A	2	1	—	5	2	—
Independent Review
Yes	N/A	7	9	—	5	3	—
No	N/A	—	5	3	—	1	—
Total	N/A	7	14	3	5	4	—
N/A - not applicable
1Note that the figures of this table may also be included in the table “Transactions and clients reviewed under the environmental and social due diligence requirements outlined in the Sustainability Strategy Implementation Policy and sectoral guidelines”, see the sub-chapter “Environmental and Social due diligence Framework”. The
Equator Principles apply only to a limited number of transactions depending on the financial product, volume of transaction and in some cases if further criteria of eligibility are met. Eligible transactions are reported if they have reached financial close. Project categorization follows the International Finance Corporation’s (IFC)
environmental and social categorization process. Category A – projects with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible, or unprecedented. Category B – projects with potential limited adverse environmental and social risks and/or impacts that are few in number, generally site-
specific, largely reversible and readily addressed through mitigation measures. Category C – projects with minimal or no adverse environmental and social risks and/or impacts

	Dec 31, 2024
	Project Finance Advisory Services	Project Finance			Project-Related Corporate Loans
	Category not applicable	Category A	Category B	Category C	Category A	Category B	Category C
Sector
Mining	N/A	1	—	—	—	—	—
Infrastructure	N/A	—	1	5	1	1	4
Oil and Gas	N/A	1	2	—	—	—	—
Power	N/A	1	3	2	—	—	3
Others	N/A	—	—	2	—	2	—
Region
America	N/A	1	2	4	—	—	1
Europe, Middle East and Africa	N/A	1	1	4	1	3	6
Asia Pacific	N/A	1	3	1	—	—	—
Country Designation
Designated Country	N/A	3	6	9	—	2	1
Non-Designated Country	N/A	—	—	—	1	1	6
Independent Review
Yes	N/A	3	5	2	1	—	—
No	N/A	—	1	7	—	3	7
Total	N/A	3	6	9	1	3	7
N/A - not applicable
As a signatory of the Equator Principles, Deutsche Bank is also required to disclose project name reporting as per the disclosure conditions specified in Annex B of the Equator Principles IV. This information is included in the table below.

Deutsche Bank	General information
Annual Report 2025	ESG due diligence

Details on transactions in scope of the Equator Principles that received client consent for disclosure

No	Project Name (as per the loan agreement/publicly recognized)	Sector	Host Country Name/Project Location	Calendar Year of Financial Close
Project finance
1	Baltica 2	Power	Poland	2025
2	Supernode BESS (Stages 1 and 2)	Power	Australia	2025
3	Antalya Airport Expansion Project	Infrastructure	Turkey	2025
4	Project Elephant	Infrastructure	Thailand	2025
5	Antalya-Alanya Motorway Project	Infrastructure	Turkey	2025
6	Blind Creek Solar Farm and Battery Energy Storage System	Power	Australia	2025
7	Project HyNet	Infrastructure	U.K.	2025
Reputational risk reviews
ESRS 2 MDR-P, ESRS 2 MDR-A
Where environmental and social issues present potential reputational implications, cases are escalated under the
Reputational Risk Framework to dedicated committees and/or fora for decision-making. The purpose of the bank’s
Reputational Risk Framework is to prevent damage to the bank’s reputation by stipulating the process according to which Deutsche Bank makes decisions – in advance – on matters that may pose a reputational risk. The framework provides consistent standards for the identification, assessment and management of reputational risks. The Reputational
Risk Framework stipulates that certain matters, including those with a potential negative environmental and social impact and those matters linked to the defense or gaming industry, must be reviewed by Subject Matter Experts.
All employees are responsible for identifying potential reputational risks and reporting them by means of the Unit
Reputational Risk Assessment Process (Unit RRAP). Through the Unit RRAP, relevant stakeholders are consulted for input, such as country management, key control functions and other second-line subject matter experts. The Unit RRAP is chaired by a business division’s relevant senior manager and applies to all matters deemed to pose moderate or greater reputational risk.
If a matter is considered to pose a material reputational risk and/or meets one of the bank’s mandatory referral criteria, it is referred to the relevant Regional Reputational Risk Committee for further review. In exceptional circumstances, matters are referred to the Group Reputational Risk Committee. This may be the case if a matter is declined by the
Regional Reputational Risk Committee and appealed by the business division, or if the Regional Reputational Risk
Committee cannot reach a two-thirds majority decision.
Matters assessed through the Reputational Risk Framework

	Dec 31, 2025	Dec 31, 2024
Number of matters reviewed (on which final decisions have been made)
To Unit Reputational Risk Assessment Processes only	92	72
Thereof with environmental and social issues	2	4
Thereof with gaming-related issues	1	2
Thereof with defense-related issues	6	4
To Regional Reputational Risk Committees	24	25
Thereof with ES issues	4	2
Thereof with gaming-related issues	1	3
Thereof with defense-related issues	—	1
To Group Reputational Risk Committee or above	1	4
Thereof with ES issues	—	1
Thereof with gaming-related issues	—	—
Thereof with defense-related issues	—	1
Total	117	101
Thereof with environmental and social issues	6	7
Thereof with gaming-related issues	2	5
Thereof with defense-related issues	6	6

Environmental

As a global bank, Deutsche Bank is committed to accelerate the transition to a low-carbon economy. Addressing climate change and environmental destruction, one of humanity's biggest challenges, necessitates substantial investments and presents a significant business opportunity. In these challenging times, the bank's clients have high demands for advice on financial products and services to progress on their individual transformation journeys.

Sustainable finance volumes

Cumulative, in € bn; excl. DWS

New target incl. transition finance[1]
+98
46
157
215
279
373
471
900
2020
2021
2022
2023
2024
2025
2030

Incremental 2025 volumes by category, in € bn; excl. DWS

€ 15bn
Sustainability-linked
€ 10bn
Social
€ 98bn
€ 18bn
Environmental and Social
€ 55bn
Environmental

Carbon footprint 2025

In $ktCO_2e$, excluding Scope 3 emissions of clients in Deutsche Bank's corporate loan portfolio

54.298
27,906
undrawn
26,392
drawn
34
1.012
1.951
Own operations[2]
Supply chain
EU residential real estate exposure
Corporate loan exposure[3]
Scope 1 and 2
Scope 3 (Categories 1-14)
Scope 3 (Category 15)[3]

Eight most carbon-intensive sectors

Development versus baseline[4]

Oil and Gas (Upstream)	↘ (25)%	Commercial Aviation	↘ (0.3)pp
Power Generation	↘ (47)%	Shipping	↘ (10.8)pp
Automotive (Light duty)	↘ (20)%	Cement	↗ 11%
Steel	↘ (19)%	Coal Mining	↘ (33)%

[1] Defined in Deutsche Bank's Transition Finance Framework
[2] The data for Scope 2 emissions is market-based
[3] Excluding Scope 3 emissions of clients in Deutsche Bank's corporate loan portfolio
[4] Details on the scope, baseline, metrics and (interim) targets can be found in the "Climate and other environmental risks" chapter

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable Finance

Environmental information
Sustainable finance
The topic “Sustainable finance” is addressed in the section “Environmental information” because it predominantly addresses opportunities in conjunction with climate change. Nevertheless, the subject also covers opportunities related to other environmental matters as well as social aspects. This subject is a significant part of the bank’s entire organization and therefore the chapter includes all material disclosures pertaining to the cross-cutting standard ESRS 2.
Governance
ESRS 2 GOV-2
Deutsche Bank’s governance structure for sustainable finance is anchored within its broader sustainability governance, ensuring clear oversight and accountability at all levels of the organization. Deutsche Bank maintains a Chief
Sustainability Office, whose head reports into the Chief Executive Officer of Deutsche Bank. It centrally drives sustainability and ensures consistency across Deutsche Bank. The Group Sustainability Committee oversees the integration of sustainable finance into business strategy, risk management, and product development, with escalation and supervision mechanisms involving both the Management Board and Supervisory Board. Within the bank’s business segments and infrastructure functions, dedicated sustainable finance expert teams have been established to drive the implementation of the sustainability strategy at divisional level, embedding sustainable finance topics in day-to-day operations and enabling swift responses to emerging opportunities and risks. For further details on the bank’s overall sustainability governance, please refer to the dedicated “Sustainability Governance” chapter of this report.
Strategy
ESRS 2 SBM-3, ESRS 2 MDR-M, ESRS 2 MDR-T
Sustainable finance is one of the four pillars of Deutsche Bank’s sustainability strategy, reflecting the bank’s ambition to be a global market leader in this field. By responding to evolving client and investor preferences for sustainable products and services, Deutsche Bank aims to drive additional business and create long-term value. The bank’s approach encompasses understanding client needs, developing climate-related products, establishing supportive organizational structures, and defining early success indicators. Through these efforts, Deutsche Bank forges strategic partnerships with clients worldwide, supporting their decarbonization journeys and leveraging both its strategic and financial expertise. By catalyzing investments and mobilizing financing for climate adaptation and low-carbon business models, the bank seeks to deliver positive environmental and social impact.
Central to this pillar of the sustainability strategy is Deutsche Bank’s commitment to ambitious sustainable finance targets. The bank aimed to achieve a total of € 500 billion in cumulative sustainable financing and ESG investments volumes from January 2020 to end of 2025 (excluding Asset Management (DWS)). By end of 2025, Deutsche Bank
reached € 471 billion (excluding Asset Management (DWS)) and increased the incremental volume from € 93 billion in
2024 to € 98 billion in 2025. Although the original target was not achieved by the end of 2025, Deutsche Bank remains committed to providing sustainable financing and ESG investment solutions to its clients and expects to surpass € 500 billion in the first half of 2026. Progress towards the original target was impacted by several factors over the period, including higher interest rates, regulatory developments as well as changes in the policy environment.
To further accelerate the transition of the economy and in line with the strategy of scaling the Global Hausbank,
Deutsche Bank has updated its target to mobilize € 900 billion in sustainable financing, ESG investments, and transition financing by the end of 2030. This figure includes € 471 billion already achieved in sustainable financing and ESG investments from January 2020 through the end of 2025. The increased target reflects the bank’s dedication to supporting client transition and resilience through delivering financial solutions that create lasting value for people, planet, and prosperity.
The new target includes sustainable financing (financing of pure-play ecological or social sustainable activities or companies) and transition financing (financing of activities required on a credible path towards net zero as well as sustainability-linked solutions). With the increased target, Deutsche Bank will continue to transparently report after 2025 about its progress – now also with a new Transition Finance Framework in place.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Impact, risk and opportunity management
Impacts, risk and opportunities across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement. The positive impact and opportunity related to climate change in conjunction with downstream client-related activities and the related time horizons, policies, actions and metrics & targets are summarized in the table below.

Topic: Climate Change

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Climate change adaptation	Downstream	Medium-term (CB, IB, AM)	Positive impact	Offer products and services to Tier 1 clients to support their efforts to adapt to physical and/or transitional effects of climate change	Sustainable finance framework ESG investments framework	Client engagement Sustainable finance classification process Training and awareness
Sustainable finance and
ESG investment
volumes and progress
made (excl. DWS)
Transactions assessed
under the Sustainable
Finance Framework
AM: SFDR and ESMA
Assets under
Management
AM: Proxy voting and
Engagements

		Long-term (CB, IB)		Engage with Tier 1 clients exposed to severe physical and/or transitional climate risks

Climate change mitigation		Short-term (CB, IB FIC) Medium-term (AM, CB, PB)
Offer products and services to Tier 1 clients
–to support their efforts to decarbonize business models
and reduce their carbon footprint
–to support clients in decarbonizing their investment
portfolios
Actively engage with Tier 1 clients to support their efforts to reduce their carbon footprint

Energy		Medium-term (CB, PB)		Offer products and services to Tier 1 clients to reduce their energy consumption and/or enhance energy efficiency and use of renewable energies

Climate change adaptation		Medium-term (CB) Medium-term (CB, IB FIC, PB), Long-term (AM)	Opportunity
Increase brand reputation and competitive advantage via
thought leadership re/climate change adaptation
Increase revenues by responding to clients’ demand for
financial products and services to support their efforts to
adapt to physical and/or transitional climate change effects

Climate change mitigation		Short-term (CB, IB FIC) Medium-term (PB) Long-term (AM)		Increase revenues by responding to clients’ demand for financial products and services to limit carbon emissions

Energy		Short-term (CB, IB FIC) Medium-term (PB)		Increase revenues by responding to clients’ demand for financial products and services to promote their switch to renewable energy and enhance their energy efficiency

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Policies
ESRS 2 MDR-P
Deutsche Bank’s Sustainable Finance Framework defines the methodology and procedures for classifying transactions, specific financial products and services offered by Deutsche Bank as sustainable. The framework specifies the classification logic, the eligibility parameter criteria, the applicable environmental and social due diligence requirements, the verification and monitoring process and is complemented by other policies, providing additional information on specific topics. It applies to Deutsche Bank Group globally unless stated otherwise in the framework. It is essential for target-setting, decision-making, enforcement and credibility with stakeholders.
The ESG Investments Framework, which sets out criteria and evaluation processes to report investments as ESG in the context of Deutsche Bank’s sustainable finance and ESG investments target, complements the bank’s Sustainable
Finance Framework. The purpose is to ensure a consistent method for classifying financial instruments and managed portfolios that count toward the bank’s sustainable finance and ESG investments target. It covers financial instruments held on behalf of Private Bank’s clients and the bank’s Discretionary Portfolio Management business. In addition, the framework covers Deutsche Bank’s pension plan management. Asset Management (DWS) is not in scope of Deutsche
Bank’s ESG Investments Framework as DWS sets its own sustainability strategy and follows DWS specific policies in relation to environmental and social matters. For further details on DWS strategy and specific policies, please refer to the dedicated “Asset Management” section of this chapter. In instances in which Private Bank distributes investment products that qualify according to the ESG Investments Framework and are managed by DWS these may be reported as
Assets under Management for Private Bank as well as for Asset Management (DWS) because they are two distinct, independent qualifying services.
The bank introduced its initial Transition Finance Framework in November 2025, with effective date of January 1, 2026.
The Transition Finance Framework complements the existing Sustainable Finance Framework and defines three parameters of transition finance:
–Activity level (Parameter 1): Financing activities that are not pure-play sustainable (for example compared to renewable energy production) but that enable greenhouse gas emission reductions and are required for transitioning to a net zero economy
–Entity level (Parameter 2): General corporate purpose transactions with counterparties pursuing credible transition strategies
–Sustainability-linked solutions (Parameter 3): Instruments incentivizing clients to meet ambitious sustainability performance targets – not limited to climate-related or GHG-emissions-related key performance indicators
The Transition Finance Framework is fully embedded in Deutsche Bank’s governance processes and has received a positive second party opinion by ISS-Corporate, confirming alignment with evolving market standards.
The bank pursues a structured and collaborative approach to developing and further enhancing its sustainability‑related frameworks. Relevant adjustments are generally aligned through several iterative rounds with key stakeholders within the bank to ensure that different perspectives, technical requirements and regulatory developments are appropriately considered. For material changes, the final approval is granted by the Group Sustainability Committee.
Following approval, the frameworks are made publicly and internally available through publication on official bank websites and dedicated microsites, including the Chief Sustainability Office’s microsite, which is accessible to all employees. The publication and implementation of the frameworks are usually further supported through multiple internal channels to ensure that affected stakeholders are informed and able to access the relevant documentation.
Actions and resources
ESRS 2 MDR-A
In line with its Sustainable Finance Framework, ESG Investments Framework, and the Transition Finance Framework,
Deutsche Bank develops products that support adaptation to climate change. Further details on the products and actions by Deutsche Bank are provided in the respective chapters of the individual businesses.
Sustainable finance validation process
The sustainable finance validation process is illustrated in the scheme below. Only after the Chief Sustainability Office has classified a deal as compliant with the Sustainable Finance Framework, the transaction can be counted toward the bank’s € 500 billion sustainable finance and ESG investments target and reported as such by Finance.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Sustainable finance classification process1

Business Divisions
Front Office and Business Reviewer (4-eyes principle)
Initial deal assessment:
Sustainability Finance eligibility mapping
Classification as use of proceeds (P1), company profile (P2) or sustainability-linked products (P3)
Environmental and social background assessment
Check against exclusions and limitations
Review of Sustainable Finance eligibility mapping
Validation of rationale and documentation
Check for mandatory Chief Sustainability Office involvement
Quarterly vs. pre-deal referral according to Deutsche Bank's decision matrix
Quarterly deal referrals to Chief Sustainability Office required
Mandatory pre-deal referrals to Chief Sustainability Office required
Chief Sustainability Office
(6-eyes principle)[2]
Sustainable Finance validation
Approval by Chief Sustainability Office
- Environmental and social due diligence
- Sustainable Finance validation
Thematic advice by Sustainable Finance Governance Forum
Group Reputational Risk Committee[3]
Chief Sustainability Officer[4] and/or CFO CB, IB and ESG[5]
Resolution by Business Divisions
Resolution (if required)
Ultimate decision
Finance
Consolidation of submitted deals
Preparation of quarterly reporting list of Sustainable Finance deals
Chief Sustainability Office
(6-eyes principle)
Final Sustainable Finance validation
Review and validation of quarterly reporting list
Classification as Sustainable Finance
No classification as Sustainable Finance
Finance
Reporting
Consolidation and reporting of Sustainable Finance deals
Business Divisions and Chief Sustainability Office
Post-closure monitoring
Business
Ongoing monitoring for use of proceeds (P1) and sustainability-linked products (P3)
Chief Sustainability Office
Ongoing monitoring for clients (company profile (P2))

1 Deviations from Schematic Sustainable Finance classification process possible
2 A 6-eye review for specified business is not required if selected third parties confirm the alignment with sustainability standards
3 Group Reputational Risk Committee holds final decision-making authority on Environmental and Social Due Diligence concerns
4 Chief Sustainability Officer holds final decision-making authority for sustainable finance classification
5 CFO CB, IB and ESG holds final decision-making authority on Sustainable Finance volume contribution
The validation against the framework is conducted on a deal-by-deal and program basis. The validation statistics are presented in the following table.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Transactions assessed under the Sustainable Finance Framework

	Dec 31, 2025	Dec 31, 2024
Number of transactions on which final decisions have been made	1,301	1,219
Thereof approved	1,122	1,076
Parameter 1 - Use of proceeds	910	765
Parameter 2 - Company profile	104	121
Parameter 3 - Sustainability-linked products	108	190
Thereof declined	179	140
Thereof referred to the respective committees	—	3
Thereof approved[1]	—	3
Thereof declined	—	—
1The approvals in 2024 apply to three different companies and are not based on individual transactions. Companies have been approved by the Group’s Sustainability
Committee
Training and awareness
The Chief Sustainability Office provides for a variety of resources to help develop capabilities and transfer knowledge on
ESG. This includes the global Sustainability Hub serving as central sustainability-related knowledge repository.
Embedded in the bank’s intranet, it includes knowledge about the bank’s sustainability strategy, quarterly progress updates, relevant governance bodies, dedicated frameworks and processes as well as a glossary on key sustainability terms. Moreover, it provides links to decentralized information hubs (of the bank’s divisions and functions as well as of the Chief Sustainability Office’s dedicated Sustainable Finance and Environmental and Social Due Diligence team and further training possibilities, such as past Sustainable Finance training recordings and learning pathways, which are accessible via the bank’s learning management system. This helps embedding a common understanding of the bank’s sustainability ambition and processes via self-paced learning.
To further strengthen ESG risk knowledge, two global mandatory trainings covering ESG risks are rolled out to all staff on a regular basis: the Greenwashing Awareness Training on an 18-month schedule and the Risk Awareness Training on a
24-month schedule. Both trainings are subject to the red-flag process, where line managers receive a compensation-
relevant red flag in case their direct reports do not complete the training within a 30-day timeframe. These trainings are additionally part of the new joiner training compendium ensuring all staff members have a basic understanding of ESG risks.
With a view to ensuring appropriate knowledge on the level of the management body, the Chief Sustainability Officer has a yearly fixed slot on the training agenda of the bank’s Management Board.
On a regional level, the Chief Sustainability Office conducted three specific ESG trainings in 2025, following regulatory requests. On a divisional and functional level, additional trainings covering ESG risks exist, which build on centrally provided content but include more detailed and tailor-made information for specific target audiences.
In addition, the businesses set up the following division specific sustainability training programs in 2025:
–Corporate Bank provided sector‑specific deep dives across relevant industries and continued to enhance sustainability‑related capabilities within its client‑facing front‑office teams; training formats covered Deutsche Bank’s sustainability strategy, key regulatory developments, and the bank’s sustainability governance and policies, complemented by thematic sessions reflecting evolving market and client needs; these activities enabled client‑facing teams to engage with clients on sustainability matters and support them along their transition journeys
–Investment Bank’s Fixed Income and Currencies offered training to staff throughout the year on key sustainability topics, including environmental and social due diligence, transition finance including net‑zero, and the bank’s sustainable finance framework
–Investment Bank’s Investment Banking and Capital Markets offered training to staff throughout the year on diverse sustainability topics such as sustainable finance in capital markets and investment banking products and services, as well as transition finance including net zero and transition pathways, climate risk and climate-associated regulatory developments, and environmental and social risk and due diligence processes
–In addition, Fixed Income and Currencies and Investment Banking and Capital Markets jointly delivered knowledge‑sharing session for UKI‑based employees covering the bank’s sustainability strategy, achievements, and priorities in line with the bank’s wider commitments

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
–Private Bank provided its employees with a broad range of training on sustainability topics, including specialist modules for investment and financing advisory services as well as formats such as greenwashing‑awareness training;
the offering was complemented by targeted campaigns and networking opportunities, for example via the ESG
Ambassador network in Wealth Management Germany, the newly launched Global ESG Investments Update Call, and additional initiatives focused on energy‑efficient renovation of residential properties
–For Asset Management, DWS offered a sustainability education framework including recorded presentations and written training materials on key ESG topics that are relevant to both the asset management industry and DWS; in addition, DWS provided a platform for Certified Environmental Social Governance Analyst certification; as of
December 31, 2025, DWS had 399 active employees who are Certified Environmental, Social and Governance
Analysts
–
Metrics and targets
ESRS 2 MDR-M, ESRS 2 MDR-T, ESRS E1-4
Deutsche Bank has integrated sustainable finance and ESG investment targets into its strategic planning since 2020. The bank’s approach is characterized by granularity, near-term focus, transparency and measurability, with targets broken down by business division over a multi-year planning horizon. The sustainable finance target was defined using a structured approach that involved collaboration with stakeholders across the bank’s business divisions, the Chief
Sustainability Office and Finance. This process factored in the latest market observations and peer practices as key factors influencing the expected trajectory of sustainable finance activities and ensured that the targets reflect both the bank’s strategic priorities and the evolving external developments.
Progress against these targets is reported and shared with relevant stakeholders on a quarterly and annual basis, ensuring accountability. The bank’s reporting is three-dimensional, extending to business and sub-business levels, by area of impact and client dimension. The reporting is tied to recognized external reference points, notably the United
Nations’ Sustainable Development Goals. This in-depth approach to financial planning, steering and reporting as well as
Deutsche Bank’s track record of reporting sustainable finance volumes since 2020 underscore the bank’s commitment to sustainable finance.
The contribution to the sustainable finance volume financed or facilitated by Deutsche Bank is calculated and reported based on established industry practices for measuring performance within the categories of financing, bond issuance, market making and investments, as well as Deutsche Bank pension plan assets. The reporting methodology takes the origination role view, which does not necessarily correlate to Deutsche Bank’s balance sheet disclosure. For financing and issuance, the reporting is based on the flow of new business in the reporting period and cumulated since the base year 2020. For market making, the reporting is based on the annual average volume of the eligible bond inventory. For assets under management, the reporting is based on the stock fair value of assets under management and pension plan assets at period end.
The contributions of Corporate Bank, Investment Bank, including Fixed Income and Currencies and Investment Banking and Capital Markets, Private Bank and Corporate & Other are summarized in the following tables. Further details on the progress of individual businesses are provided in their respective sub-chapters of this chapter. Selected highlights aim to illustrate Deutsche Bank’s global impact in the area of sustainable finance across its different divisions and products.
Sustainable finance and ESG investments – cumulative volumes per business

	Dec 31, 2025
in € bn1	Financing	Issuance	Market making	Assets under Management[2]	Pension plan assets[2]	Total
Corporate Bank	91	—	—	—	—	91
Investment Bank	98	192	1	—	—	291
Fixed Income and Currencies	85	59	1	—	—	146
Investment Banking and Capital Markets	13	132	—	—	—	145
Private Bank	17	—	—	62	—	80
Corporate & Other	—	—	—	—	9	9
Total	206	192	1	62	9	471
1Numbers may not add up due to rounding
2Stock value at period end

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance

	Dec 31, 2024
in € bn1	Financing	Issuance	Market making	Assets under Management[2]	Pension plan assets[2]	Total
Corporate Bank	70	—	—	—	—	70
Investment Bank	71	153	1	—	—	224
Fixed Income and Currencies	61	47	1	—	—	109
Investment Banking and Capital Markets	10	106	—	—	—	116
Private Bank	15	—	—	53	—	68
Corporate & Other	—	—	—	—	10	10
Total	156	153	1	53	10	373
1Numbers may not add up due to rounding
2Stock value at period end
In 2025, Deutsche Bank achieved an incremental sustainable finance and ESG investments volumes as defined in
Deutsche Bank’s Sustainable Finance Framework and Deutsche Bank’s ESG Investments Framework of € 98 billion, compared to incremental € 93 billion in 2024, ending the year 2025 with cumulative volumes of € 471 billion (excluding
Asset Management (DWS)). In addition, Asset Management (DWS) reported assets under management that fall in scope of the ESMA (European Securities and Markets Authority) guidelines of € 85 billion in 2025.
The incremental 2025 volumes of € 98 billion were driven primarily by incremental Financing volumes of € 50 billion and issuance volumes of € 39 billion. The € 9 billion incremental volume growth in Private Bank’s Assets under Management mainly reflects an increase in Discretionary Portfolio Mandates.
A breakdown of the incremental 2025 sustainable finance and ESG investments volumes by client type is displayed in the chart below.
Incremental 2025 sustainable financing and ESG investment volumes by client type1
As Deutsche Bank considers verifiable external reference points to be essential in its journey from ambition to environmental impact and links its progress to recognized external frameworks, like the United Nations’ Sustainable
Development Goals, the bank assesses how its financing, issuance and market making activities contribute to 15 of the
Sustainable Development Goals. Financing, issuance and market making activities comprised € 90 billion of the total €
98 billion incremental 2025 volumes. The bank maps them to the Sustainable Development Goals, whereby, in some cases, one transaction can be assigned to more than one goal as some categories overlap with each other and are not clearly segregated.
The percentage figures referenced in the below chart display the contributions of Deutsche Bank’s incremental financing, issuance and market making activities of € 90 billion in 2025 to 15 of the United Nations’ Sustainable
Development Goals.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance

SUSTAINABLE DEVELOPMENT GOALS

15 LIFE ON LAND

4%
life on land

14 LIFE BELOW WATER

3%
life below water

13 CLIMATE ACTION

20%
climate action

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

6%
responsible consumption and production

11 SUSTAINABLE CITIES AND COMMUNITIES

10%
sustainable cities and communities

10 REDUCED INEQUALITIES

3%
reduced inequalities

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

8%
industry, innovation and infrastructure

1 NO POVERTY

4%
no poverty

2 ZERO HUNGER

2%
zero hunger

3 GOOD HEALTH AND WELL-BEING

6%
good health and well-being

4 QUALITY EDUCATION

3%
quality education

5 GENDER EQUALITY

3%
gender equality

6 CLEAN WATER AND SANITATION

5%
clean water and sanitation

7 RENEWABLE ENERGY

18%
affordable and clean energy

8 GOOD JOBS AND ECONOMIC GROWTH

5%
decent work and economic growth

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Corporate Bank
ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 SBM-1
Overview
Corporate Bank plays a central role in clients’ daily financial operations through its global network and in-depth local expertise. As a transition partner, it supports clients across sector value chains in achieving their strategic goals, strengthening their competitiveness and resilience, and managing their financial operations while integrating sustainable finance capabilities into treasury and financing activities. Corporate Bank continues to adapt its sector-aligned sustainable finance capabilities to meet evolving client needs and enable transition across business models, facilitating progress toward net zero objectives by combining deep industry knowledge with tailored financial solutions.
Corporate Bank serves the entire corporate client universe, covering multinational, MidCorp and Business Banking clients. Through a global network of Sustainable Finance Champions across coverage and product areas, Corporate Bank offers a comprehensive suite of sustainable finance solutions. The Sustainable Finance Client Solutions team contributes industry-specific expertise, supports global client engagement, provides thought leadership on key sustainable finance themes, leads stakeholder engagement, develops materials and training, and drives the implementation of Corporate
Bank’s sustainable finance strategy. The Global Head of Sustainable Finance Corporate Bank leads this strategy for the franchise, drives its implementation across products and coverage, and is a member of the Corporate Bank Executive
Council.
Corporate Bank supports the expansion of renewables and infrastructure build-out through its asset and project finance capabilities and the development of financing capabilities in the Asset-as-a-Service field to advance energy efficiency transformation. Corporate Bank also provides a broad range of sustainable finance solutions for the German ‘Mittelstand’
and family-owned businesses through its Corporate Sustainability Suite, which is continuously enhanced to meet evolving client needs.
Corporate Bank’s Strategic Corporate Lending business focuses on providing financing to predominantly multinational corporate clients; the portfolio includes sustainability-linked revolving credit facilities with clients linking their sustainability strategy to their financing; Strategic Corporate Lending contributed a total of € 8 billion towards Corporate
Bank’s sustainable finance volumes in 2025 (2024: € 7 billion).
Corporate Bank’s Trade Finance and Lending business is offering a variety of on- and off-balance sheet sustainable finance products, ranging from sustainability-linked credit and documentary trade facilities, supply chain financing solutions and guarantees to green loans, long-term infrastructure financing and project finance; across its various sub-
products, Trade Finance and Lending contributed a total of € 12 billion towards Corporate Bank’s sustainable finance volumes in 2025 (2024: € 10 billion).
Corporate Bank’s Community Development Finance Group in the U.S. supports the creation and preservation of affordable housing for low- and moderate-income communities, small businesses with limited access to capital, and investments in funds seeking to generate positive social impact; the business unit contributed a total of € 56 million towards Corporate Bank’s sustainable finance volumes in 2025 (2024: € 9 million).
Contribution toward Group-wide target
Sustainable finance and ESG investments – Corporate Bank (cumulative volumes)

in € bn1	Dec 31, 2025	Contribution in 2025	Dec 31, 2024
Financing	91	20	70
Issuance	—	—	—
Market making	—	—	—
Assets under Management[2]	—	—	—
Pension plan assets[2]	—	—	—
Total	91	20	70
1Numbers may not add up due to rounding
2Stock value at period end

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Corporate Bank’s cumulated sustainable finance volumes totaled € 91 billion at year-end 2025. Incremental volumes in
2025 amounted to € 20 billion, all of which were loans and facilities, compared to € 17 billion in the prior year. Of these
€ 20 billion, € 10 billion were sustainability-linked corporate loans and facilities. Despite continuous macroeconomic and geopolitical uncertainty, Corporate Bank increased its incremental sustainable finance volumes year‑on‑year. This growth reflects Deutsche Bank’s commitment to supporting its clients in transitioning to more sustainable business models and achieving their strategic goals.
Highlights
Corporate Bank facilitated a broad range of sustainable finance transactions in 2025 that underscore its position as a strategic transition partner for its clients. Selected highlights include:
Deutsche Bank acted as Lender, Mandated Lead Arranger and Hedge Provider for the non-recourse senior secured
Project Financing of the Central West Orana Renewable Energy Zone network infrastructure in Australia led by the
ACEREZ partnership (ACCIONA, COBRA, Endeavour Energy). The landmark project is the first Renewable Energy Zone approved in Australia, and will add new high-capacity transmission lines, energy hubs and supporting infrastructure to facilitate power transfer by renewable energy sources in the Renewable Energy Zone to electricity consumers, initially unlocking up to 4.5 GW of new network capacity, and is expected to supply electricity to more than two million homes annually.
Deutsche Bank served as the lender for Fidra Energy’s landmark € 685 million project financing of the largest Battery
Energy Storage System portfolio in the United Kingdom. Upon completion, the 3,100 MWh system will have the capacity to export over two million MWh annually, enough to power approximately 785,000 homes each year.
Deutsche Bank acted as Lender for two Project Financing packages of over € 3 billion each for the construction of two
720 MW offshore wind farms (Bałtyk 2 and Bałtyk 3), by Polenergia and Equinor as project joint venture, located of the
Polish coast. These wind farms are set to contribute to Poland's industrial future by producing renewable electricity for two million average Polish households, creating employment opportunities, and enhancing both energy security and the energy transition.
Deutsche Bank acted as Bookrunner & Mandated Lead Arranger, Facility Agent, Security Agent, Intercreditor Agent, Co
ECA Coordinator and Sustainability Coordinator for the € 1.7 billion transformational green steel financing of SHS Stahl
Holding Saar GmbH. The financing supports Project “Power4Steel”, enabling SHS’s shift to hydrogen and renewable energy-based production, targeting 3.5mt of low carbon steel and around 4.8mt CO₂ abatement annually – reducing
Germany’s national CO₂ emissions by approximately 1%.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Investment Bank
Fixed Income and Currencies
ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 SBM-1
Overview
Fixed Income and Currencies leverages its expertise in product innovation to structure, originate and distribute assets that meet clients’ rapidly evolving sustainability needs. The four main objectives for Fixed Income and Currencies are to support clients by connecting investors and issuers, to increase its sustainable lending volumes, to support clients’
energy transition plans and to innovate and expand its product range.
In 2025, the organizational structure for ESG within Fixed Income and Currencies underwent a recalibration to better align with Deutsche Bank's integrated client strategy and commitment to sustainability. In pursuit of a unified and holistic client approach, Sustainable Finance and ESG advisory across the entire Investment Bank was consolidated under a single global leadership. A Global Head of Sustainable Finance for the Investment Bank was appointed in June
2025, who will continue to collaborate closely with the Chief Sustainability Office to drive sustainability initiatives for both clients and the bank, ensuring that sustainability advisory and execution remain central to client dialogue. This structural change reflects Deutsche Bank's continued dedication to its sustainability agenda and its commitment to delivering integrated solutions across its Investment Bank operations.
Incremental 2025 sustainable finance volumes in the Global Financing and Credit Trading business totaled € 21 billion
(2024: € 15 billion). The growth has continued from 2024 onwards, showing an increase in financing energy efficient data centers and sustainability-linked deals in renewable energy use of proceeds transactions.
The Rates business provides risk management solutions for sustainable bonds and loans issuers. It also issues and invests in affordable housing and senior care home loans and bonds in the United States. In 2025, Rates contributed € 12 billion toward Deutsche Bank’s sustainable finance and ESG investments volumes (2024: € 13 billion). Key driver for volumes was from risk management solutions for data center and renewable energy loans. Rates also facilitated 65 structured green bonds and notes in 2025.
The Global Emerging Markets business has a strong footprint in developing novel sustainability solutions by structuring and executing innovative and award-winning sustainability-linked financing and risk management solutions for its global client base. Overall, Global Emerging Markets franchise contributed € 4 billion in 2025 toward the bank’s sustainable finance and ESG investments volumes (2024: € 3 billion).
The Global Foreign Exchange business has been a pioneer in sustainability-linked derivatives, structuring innovative solutions to answer the needs and requirements of the clients. Deutsche Bank aims to continue to innovate in this space by helping its clients align their sustainability strategy with their hedging strategies. Overall, Global Foreign
Exchange franchise contributed € 1 billion in 2025 toward the bank’s sustainable finance and ESG investments volumes
(2024: € 0 billion).
Contribution toward Group-wide target
Sustainable finance and ESG investments – Fixed Income and Currencies (cumulative volumes)

in € bn1	Dec 31, 2025	Contribution in 2025	Dec 31, 2024
Financing	85	24	61
Issuance	59	12	47
Market making	1	1	1
Assets under Management[2]	—	—	—
Pension plan assets[2]	—	—	—
Total	146	37	109
1Numbers may not add up due to rounding
2Stock value at period end

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
At year-end 2025, Fixed Income and Currencies had € 146 billion in cumulative sustainable finance volumes. In 2025,
Fixed Income and Currencies contributed incremental € 37 billion in sustainable finance volumes compared to
€ 31 billion in 2024. In 2025, the mix of Sustainable Finance volume contributions shifted compared to 2024. Digital infrastructure assets and renewable energy financing saw a relative increase, while financial services contributions
(including Sustainability-linked Loans, Fund Financing, and SME on-lending) decreased. In 2025, Fixed Income and
Currencies had € 4 billion of sustainable securitization contributing to the Group’s sustainable finance target. Of these
€ 2 billion, 50% were externally verified by receiving an International Capital Market Association classification, a second party opinion or both. Fixed Income and Currencies contributed € 4 billion in 2025 towards sustainability-linked corporate loans.
Highlights
NeXtWind: Deutsche Bank acted as Global Coordinator to NeXtWind in € 1.4 billion debt financing. NeXtWind, a leading
German renewable energy company, plans to repower and optimize a portfolio of existing onshore wind parks, helping the company finance the buildout of more than 150 new wind turbines in more than half of their existing wind farms.
EcoDataCenter: Deutsche Bank served as the Sole Lead Arranger and underwriter for the € 600 million senior secured financing provided to EcoDataCenter, a Swedish digital infrastructure provider. The funds will support continued growth by facilitating the expansion of the Falun and Borlänge data centers. EcoDataCenter earned a Platinum EcoVadis rating in August 2024, which places them among the top 1% of companies globally.
Mota-Engil: Deutsche Bank acted as Mandated Lead Arranger for Mota-Engil Engenharia e Construção África, S.A. on a
€ 171 million sustainability-linked loan, backed by a partial credit guarantee, the first ever provided by the African
Development Bank to an Engineering, Procurement, and Construction company in Africa. This financing will support
Mota-Engil in delivering a variety of projects across multiple African countries, including transport infrastructure, environmental services, water and sanitation systems, and energy-efficient civil works. The implemented KPIs are aligned with the company’s Sustainability-Linked Financing Framework.
Investment Banking and Capital Markets
ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 SBM-1
Overview
Investment Banking and Capital Markets (IBCM), formerly Origination and Advisory, provides holistic support to clients on sustainable finance and the impact of broader ESG issues on their strategic and financial priorities. IBCM aspires to be a trusted partner for clients’ sustainability journeys, helping them navigate evolving regulation, market developments, and investor preferences. Additionally, the business supports clients’ transitions towards a resilient and sustainable future.
In reference to the organizational changes described in the preceding FIC section, a Global Head of Sustainable Finance for the Investment Bank was appointed in June 2025. This change highlights Deutsche Bank’s continued commitment to sustainability and integrated execution across the Investment Bank.
As part of Investment Banking and Capital Markets’ ESG thought leadership, IBCM collaborated with the International
Capital Markets Association on its guidance and principles translation initiative to promote global consistency in sustainable finance standards. IBCM hosted its third Climate and Security Conference during London Climate Week, and its fourth Financial Institutions Group investor-issuer virtual event in Europe, fostering dialogue on sustainability, transition and nature themes, as well as broader market trends.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
In 2025, Investment Banking and Capital Markets supported clients in originating sustainable financing across both investment grade and leveraged debt markets, contributing to € 30 billion in global financing and investment volumes
(2024: € 27 billion). Deutsche Bank partnered with global corporates, financial institutions, and public sector clients on a broad range of sustainable finance transactions, including inaugural sustainable finance bond and loan instruments. In addition, IBCM executed multiple transactions aligned with the European Green Bond Standard label, facilitating over
€ 1 billion in issuance volumes in this format.
In relation to a year-on-year league table basis for investment grade debt, Deutsche Bank ranked # 3 globally in the green-bond label with 3.6% market share. Across all ESG-labelled products, Deutsche Bank ranked # 3 at 5.0% globally,
# 3 in EMEA with 5.6% market share, and # 1 in DACH with 8.8% market share, across core currencies for the year 2025.
Contribution toward Group-wide target
Sustainable finance and ESG investments – Investment Banking and Capital Markets (cumulative volumes)

in € bn1	Dec 31, 2025	Contribution in 2025	Dec 31, 2024
Financing	13	3	10
Issuance	132	26	106
Market making	—	—	—
Assets under Management[2]	—	—	—
Pension plan assets[2]	—	—	—
Total	145	30	116
1Numbers may not add up due to rounding
2Stock value at period end
At year-end 2025, Investment Banking and Capital Markets’ sustainable finance and investment volume stood cumulatively at € 145 billion, of which € 30 billion incremental volume was reported in 2025. IBCM’s sustainable financing volume was driven by slightly stronger performance in debt capital markets, resulting in higher financing volumes compared to 2024.
Highlights
European Investment Bank: Deutsche Bank acted as Joint Lead Manager on European Investment Bank’s € 3 billion
Climate Awareness Bond aligned with the European Green Bond Standard label. The transaction represented the largest ever bond issued under the European Green Bond Standard in 2025.
Corporación Andina De Fomento: Deutsche Bank Acted as Joint Lead Manager on Corporación Andina De Fomento’s
(CAF) € 1.5 billion seven-year sustainable bond. This was CAF’s first benchmark issuance under its newly updated
Sustainable Finance Framework with proceeds to be allocated to eligible green and social projects.
Sobha Realty: Deutsche Bank acted as Joint Lead Manager and ESG Structuring Coordinator for Sobha Realty’s
U.S. dollar denominated € 644 million equivalent five-year inaugural green sukuk, with proceeds to be allocated to financing or refinancing eligible green projects under Sobha Realty’s Green Financing Framework.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Private Bank
ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 SBM-1
Private Bank aims to provide its clients with responsible banking and wants to be their trusted partner along the two core client sectors, Personal Banking and Wealth Management. It provides differentiated sustainability advice and a broad range of financial services for private and personal banking clients, wealthy individuals, entrepreneurs and family-offices as well as commercial clients in selected countries.
Overview
Financing
The Private Bank offers dedicated sustainability lending and financing options for its clients. Lending volumes are reported as sustainable only if they meet either the environmental or social criteria.
In Germany and Spain, the Private Bank has continued to expand products and services facilitating homeowners to improve energy efficiency.
The Private Bank in Germany offers its customers a broad mix of products and services for private residential real estate financing. For this purpose, a platform under the BHW brand serves as one possible point of contact, “Modernization made easy”. Customers are offered a variety of experts in the field of energy efficiency, craftsmen for windows and heaters and consultants for appropriate financing. In addition to the green mortgage product for new construction and modernization financing according to higher energy efficiency, which is available in brands Deutsche Bank and BHW, the
BHW climate loan is more suitable for investment in singular energy efficiency measures such as heating systems, windows or installment of photovoltaics.
The cooperation with the European Investment Bank (EIB) in 2025 further strengthens Deutsche Bank and BHW commitment to sustainable home financing, specifically through the continued success of the Green Mortgages
Financing program. In this program, clients continue to receive a 20 basis points discount compared to the standard financing rate. The conditions for the construction of new private residential properties or for modernization, which are based on the requirements of the EU taxonomy, continue to apply.
Globally, the Private Bank offers its Wealth Management clients extensive financing assistance with respect to their requirements for credit in the sustainable finance area. This relates to a range of asset classes, including, among other things, commercial real estate, prime real estate, aircraft and project finance. In the Wealth Management segment, loans are typically classified as sustainability linked when the underlying asset which secures the relevant exposure is either energy efficient or serves a social purpose. Loans may also be structured as “KPI Linked” whereby clients are encouraged to comply with certain ESG targets in exchange for a reduction on the margin payable if those are achieved.
The Private Bank also supports companies in achieving their sustainability goals in selected international markets, for example through: (i) funding the construction of critical renewable energy infrastructure, (ii) financing the development of new energy efficient public transportation services or (iii) making loans available to entities who would not typically be eligible for financing but have a clear need for liquidity in developing industries. This financing applies in Italy and Spain, as well as through loans for qualifying micro, small and medium-enterprises in India.
Investments
In line with the Group’s ESG Investments Framework, the Private Bank offers a range of investment solutions with a focus on sustainability for its clients. This includes discretionary portfolio management mandates, Advisory Funds, Alternatives, and Capital Market instruments.
In 2025, the Private Bank’s approach to classifying investment products as ESG was enhanced to include the Climate
Transition Benchmark exclusions as stipulated by the European Securities and Markets Authority guidelines on funds’
using ESG or sustainability-related terms in their name.
The Private Bank’s discretionary portfolio management mandates use MSCI data to exclude certain sectors from the investment universe in accordance with the Group ESG Investments Framework. In addition, underlying securities within the portfolios must have a minimum MSCI ESG rating. In line with regional regulatory requirements, these mandates must also align to defined sustainability characteristics. Discretionary portfolio mandates with ESG criteria are offered by the
Private Bank across the main regions and in 2025, the bank continued to focus sales efforts on this core offering.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Funds on the Private Bank’s advisory list are assessed by Global Funds Research to determine if they meet minimum ESG classification requirements. ESG funds must have a qualifying ESG strategy, meet a minimum MSCI ESG rating as stipulated in the Group ESG Investments Framework and align to defined sustainability regulations within the applicable region. Additional ESG due diligence is carried out by the Global Fund Research team for funds to be actively promoted as ESG within advisory processes. In 2025, the Global Funds Research team continued their efforts to assess ESG funds through active search for offerings from a variety of asset classes. The number of ESG funds meeting the defined criteria on Private Bank’s recommended lists was at 47 mutual funds and 108 exchange-traded funds (2024: 55 mutual funds,
109 exchange-traded funds).
The classification of ESG alternative funds follows the defined minimum classification requirements described in the above paragraph, with the Global Funds Research team conducting ESG due diligence before any solutions are actively promoted as ESG within advisory processes.
The ESG approach for capital markets instruments aligns with the International Capital Market Association’s (ICMA’s)
Green and Social Bond Principles. Consequently, Deutsche Bank or third-party Green-, Social- and Sustainability-Linked bonds are considered ESG instruments if they meet all four core components of ICMA principles, which are use of proceeds, disclosure of the process for project evaluation and selection, the management of the proceeds and annual reporting on allocations.
Contribution toward Group-wide target
Sustainable finance and ESG investments – Private Bank (cumulative volumes)

in € bn1	Dec 31, 2025	Contribution in 2025	Dec 31, 2024
Financing	17	2	15
Issuance	—	—	—
Market making	—	—	—
Assets under Management[2]	62	9	53
Pension plan assets[2]	—	—	—
Total	80	12	68
1Numbers may not add up due to rounding
2Stock value at period end
Private Bank’s sustainable finance and ESG investments totaled € 80 billion at December 2025, contributing € 12 billion in the year compared to € 9 billion achieved in 2024. The € 9 billion incremental volume growth in Assets under
Management mainly reflects an increase in Discretionary Portfolio Mandates, while the € 2 billion incremental volume in sustainable finance is predominantly driven by new sustainable lending deals and continuous inflows from ongoing
Lending programs.
Highlights
In 2025, the Private Bank in Germany launched strategic energy advice for wealth management clients with real estate assets through its preferred partner, the energy efficiency advisor Fuchs & Eule. The service includes energy due diligence and strategic funding advice to help clients achieve economically sound policy decisions with optimal cost-
benefit ratio and maximum funding rate. Through individual portfolio analysis, clients gain an overview of their real estate portfolio, enabling the early identification of risks and potentials. This allows them, to focus on critical assets and to visibly, comparably and in a prioritized way, manage measures based on economic and energetic key performance indicators.
As a focus area of Deutsche Bank’s strategy to avoid CO2 emissions in the residential building sector, the Private Bank in
Germany offers customers and interested parties with real estate assets via the openHaus client event platform an intensive knowledge transfer and discussion platform on the topic of "Energy-efficient renovation of real estate".
Micro, small and medium-enterprise loans in India enable Private Bank to offer products to small firms that would otherwise not receive financing, with some loans backed by government schemes. Up to the end of 2025, 2,897 (2024:
2,771) term loans and revolving credit facilities with a total volume of € 344 million (2024: € 361 million) have been provided to micro, small and medium-enterprise clients.
Acknowledging the long-term importance of the strategic asset allocation on the risk and return profile of a client portfolio, Deutsche Bank’s Strategic Asset Allocation fund offering continued to be the focus in 2025 as the core offering with positive net flows.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
Asset Management
ESRS 2 MDR-P, ESRS 2 MDR-T, ESRS 2 MDR-A, ESRS 2 MDR-M, ESRS 2 SBM-1
Overview
With € 1 trillion of assets under management as of December 31, 2025, the Asset Management division, which operates under the brand DWS, serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. Responsible investing has been an important part of its heritage for more than twenty years, and DWS is committed to acting and investing in its client´s best interests.
ESMA and SFDR Assets under Management
From 2025 onwards, DWS discloses assets under management that fall in scope of the ESMA (European Securities and
Markets Authority) Guidelines on funds names using ESF or sustainability-related terms (ESMA Guidelines) and thus adhere to their requirements (“ESMA AuM”). ESMA AuM refers to funds that use ESG or sustainability-related terms in their names, fall in scope of the ESMA Guidelines, and for which DWS serves as either the Management Company or
Alternative Investment Fund Manager (AIFM). All respective products from Active, Passive, and Alternatives are included.
Since the ESMA Guidelines came into effect only in May 2025 for existing products, DWS applied an assumption-based approach for the 2024 ESMA AuM figure by mapping the products in its 2025 product suite that fall in scope of the
ESMA AuM definition to their corresponding AuM figures as of 31 December 2024.
In addition to that, DWS provides assets reporting under Articles 6, 8, and 9 of the current Sustainable Finance
Disclosure Regulation regime (SFDR AuM). According to the SFDR, Article 6 SFDR refers to financial products with no sustainability focus, Article 8 SFDR covers financial products that promote environmental or social characteristics, and
Article 9 SFDR applies to financial products with a sustainable investment objective.
Most of DWS´s European domiciled actively managed retail funds continue to apply one of two DWS ESG filters: DWS
ESG Investment Standard or DWS Basic Exclusions:
–The DWS Basic Exclusions filter represents DWS´s basic approach to incorporating certain exclusions in the investment policy of the relevant fund; funds applying this filter report under Article 8 SFDR
–The “DWS ESG Investment Standard” filter enhances the exclusions in comparison to the DWS Basic Exclusions filter;
and covers funds that have ESG or sustainability-related terms in their names. Thus, this filter has been enhanced to incorporate the requirements of the ESMA Guidelines earlier in 2025. Those funds disclose under Article 8 or 9 SFDR
SFDR Assets under Management (AuM) and ESMA AuM

in € bn	Dec 31, 2025	Dec 31, 2024
Article 6	441	406
Article 8	363	323
Article 9	1	1
SFDR AuM - Total	805	730
thereof: ESMA AuM[1]	85	82
1Assumption-based: ESMA AuM for 2024 is calculated by mapping the products in DWS´s product suite that fall in scope of the ESMA AuM definition to their corresponding AuM figures as of 31 December 2024. To maintain comparability and transparency, in accordance with the requirements of ESRS 2 paragraph 13, DWS discloses both SFDR and ESMA AuM metrics for the current and previous reporting period. Since the ESMA Guidelines came into effect only in May 2025 for existing products, DWS applied an assumption-based approach for the 2024 ESMA AuM figure
In light of the uncertainty surrounding the proposed SFDR 2.0 revisions and further regulatory developments, DWS did not set quantitative targets for those metrics. DWS will continue to monitor the market and regulatory environment in the context of its approach to reporting products managed in relation to environmental, social or governance characteristics.
Liquid assets
DWS´s fiduciary responsibility is to act in the best interests of its investors and clients, which includes integrating sustainability risks and identifying sustainability-related opportunities as core pillars of its investment processes, as well as exercising stewardship activities on behalf of its investors and clients.
In the Active business, sustainability risks and opportunities are considered at various steps of the investment processes, such as in fundamental issuer analysis and portfolio management. The integration is further guided by an individual portfolio’s investment policy and product-specific sustainability characteristics. Overall, sustainability risk integration is governed by internal procedures, taking into account jurisdictional differences and varying regulatory requirements.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
For European-domiciled passively managed Xtrackers ETFs, minimum standards are set on how to undertake a comprehensive assessment of investment risks and opportunities by incorporating sustainability-related characteristics into underlying index (Reference Index) due diligence and selection processes, where applicable. Any change in sustainability-related characteristics is generally prompted by a consultation from the relevant index provider and driven by an evolution in regulatory guidance or in investors´ expectations in terms of sustainability-related characteristics.
In 2025, DWS Investment GmbH published the DWS Stewardship Statement as part of its ongoing stewardship activities.
It encompasses both the exercise of voting rights by DWS Investment GmbH and its engagement with corporate issuers of liquid equity and/or debt securities. The Stewardship Statement sets out how DWS Investment GmbH exercises stewardship through engagement with investee companies and the effective use of voting rights, the governance and oversight of those activities, and how DWS Investment GmbH reports on them. Details of the engagement process are outlined in the DWS Engagement Policy, while the approach to corporate governance and proxy voting are described in the Corporate Governance and Proxy Voting Policy 2025.
Updated in 2025, the DWS Engagement Policy sets out the scope of engagement with investee companies across asset classes, the governance including responsibilities, criteria for selecting investee companies, target setting and thematic priorities, monitoring and escalation measures, and the management of conflicts of interest. It is issued by DWS
Investment GmbH considering delegated engagement activities to this entity from other EMEA entities part of DWS
Group.
Not in scope of this policy are portfolios whose portfolio management has been sub-delegated from DWS Investment
Management Americas, Inc., DBX Advisors LLC, RREEF Americas L.L.C. to DWS Investment S.A., DWS Investment GmbH,
DWS International GmbH or DWS CH AG.
The DWS Corporate Governance and Proxy Voting Policy for 2025 provides an overview of the key factors DWS
Investment GmbH considers when evaluating proposals at shareholder meetings and is available on DWS´s website. It sets out DWS Investment GmbH’s current voting guidelines and reflects the principles and core values that underpin the approach to corporate governance – covering areas such as board composition, executive remuneration, auditors’
transparency and independence, and shareholder rights. These principles have been refined over time, including updates in 2025, and form the foundation of this policy. In addition, the policy outlines the voting approach to sustainability, with a particular focus on climate-related risks.
The policy applies to voting activities in respect of equity holdings that DWS Investment GmbH may carry out as a fund management company by law or where DWS Investment GmbH has been appointed by other EMEA entities of DWS
Group to perform these activities on their behalf.
For DWS’s U.S. legal entities, there is a separate proxy voting policy, the Proxy Voting Policy and Guidelines DWS
Americas. The policy is designed to ensure that proxies are voted in the best economic interest of its clients and in good faith after appropriate review. It considers under certain circumstances ISS Sustainability Proxy Voting Guidelines
“Sustainability” Policy on social and sustainability issues.
In 2025, for funds and mandates domiciled in DWS´s legal entities in Europe and Asia, DWS submitted votes at a total of
5,809 shareholder meetings at 4,247 investee companies across 65 markets. This is a decrease of 5% of meetings voted and 1% of companies voted compared to 2024. For the mutual funds domiciled in the US, DWS voted at a total of 9,217 meetings at 6,483 investee companies in 2025.
Proxy voting and engagements

Proxy voting numbers	Dec 31, 2025	Dec 31, 2024
For mandates and funds domiciled with DWS legal entities in Europe[1] and Asia[2] (submitted votes)	5,809	6,085
Companies voted	4,247	4,310
For mandates and funds domiciled with DWS legal entities in the U.S. (submitted votes)	9,217	9,249
Companies voted	6,483	6,567
Number of engagements
Annual General Meeting attendance and questions sent to company boards for virtual and physical shareholder meetings for funds and mandates domiciled in Europe[1]	55	67
Corporate engagements for funds and mandates domiciled in Europe[1,3]	414	632
1In line with the scope of the DWS Corporate Governance and Proxy Voting Policy
2DWS Investment GmbH acts as a proxy advisor for the single DWS legal entities in Asia, for which DWS Investment GmbH provides voting recommendations and the voting rights and voting execution lies with the respective Hong Kong and Japan entity
3 The reporting total of 414 engagements in 2025 included 73 engagements with U.S. investee companies held within EU-domiciled funds

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
The DWS ESG Engine is a proprietary software tool and collects data from various sources including leading commercial
ESG data provides. For the asset classes where data is available, the data is standardized and aggregated into ESG assessment scores and grades which are used by different functions within DWS. The ESG Engine and Solutions team is responsible for validation of the results produced by the DWS ESG Engine which it does in regular update cycles.
Throughout 2025, multiple external commercial ESG data providers were used. The data is made available to research analysts and portfolio managers for liquid assets through the Aladdin platform and provides support to research, investment decision making and for managing portfolios in accordance with product-specific investment guidelines.
Illiquid assets
Real Estate
DWS Real Estate recognizes the importance of identifying, assessing and managing sustainability-related risks and opportunities as an integral part of conducting business. DWS Real Estate focuses on the following ESG aspects, which are material for real estate equity and/or debt investments: transitional (e.g., building’s energy efficiency), physical (e.g., flooding risk), social norms (e.g., wellbeing sustainability rating) and governance (e.g., third-party risk rating of a debt sponsor). These sustainability aspects can present both risks and opportunities for the financial performance of real estate assets and investments may have positive and negative environmental and social effects. Therefore, DWS Real
Estate takes a fiduciary-led approach to sustainability aspects and performance in private real estate investment management, defining a range of operation between ESG and financial risk boundaries. The ESG risk boundary relates to risks where appropriate actions to assess and manage ESG aspects, if not undertaken in good time, could result in negative impacts on sustainability and long-term expected financial performance of the asset or portfolio. The financial risk boundary relates to negative effects of inappropriate sustainability actions (e.g., actions that are ill-timed, or too extensive) on compliance with the investment objectives.
DWS Real Estate has identified eight sustainability topics, which are most relevant for real estate investment management and grouped them into the following four sustainability themes:
–Resilience, encompassing efficiency in construction and operation and asset adaptation to external conditions including where related to climate change
–Wellbeing, encompassing physical and mental occupant comfort and air quality
–Nature, encompassing circularity in buildings and protection of ecosystems from pollution
–Community, encompassing housing affordability and stakeholder engagement
DWS Real Estate seeks to assess and verify sustainability performance on asset and portfolio level, as well as DWS’s asset management processes utilizing well-established third-party ratings, certifications and benchmarks such as Energy Star,
BREEAM, LEED, CRREM, GRESB and PRI, as feasible and applicable. Sustainable building certifications offer a holistic assessment and rating of real estate assets’ performance, sustainability topics relevant for real estate and captured in sustainability themes. The investment process comprises three phases: research and strategy, portfolio planning and execution. ESG aspects and sustainability performance are important elements of consideration in each phase, which includes both risks and opportunities analyses. Sustainability due diligence is completed prior to acquisition. The findings are presented to the investment committee and include found issues, necessary actions and underwriting.
Following acquisition, asset and portfolio managers monitor sustainability performance aiming to mitigate risks and to identify potential value-creation opportunities as part of ongoing business planning. For equity investments, the annual asset sustainability action plan is based on achieved performance and consequent asset and portfolio risk profile review, portfolio investment plan including asset holding period and portfolio sustainability strategy objectives. The portfolio sustainability strategy is defined as integrating ESG aspects into the construction and management of a portfolio to achieve long-term financial returns alongside positive sustainability performance.
Infrastructure
DWS seeks to incorporate sustainability considerations into the infrastructure business investment framework at all stages of the investment lifecycle for its investments – from the initial screening and due diligence to the asset management and exit stages. The infrastructure business engages with portfolio company management to discuss
DWS’s sustainability objectives and reporting. During the holding period, DWS monitors material sustainability factors relevant to portfolio companies, encompassing environmental aspects, such as carbon footprint, energy and water usage. This is achieved through regular reporting of indicators by portfolio companies and through completion of the annual Global Real Estate Sustainability Benchmark (GRESB) Infrastructure benchmarking assessment at both fund and asset level. Due diligence includes climate-related considerations and it is incorporated into the Investment Committee paper and presented to the Investment Committee for consideration.

Deutsche Bank	Environmental information
Annual Report 2025	Sustainable finance
The infrastructure business also produces an annual Sustainable and Responsible Investment report for investors in each of its equity funds. This report addresses various sustainability initiatives and performance for the fund’s underlying investments and since 2024 the report included information aligned with the climate‑related disclosure approach originally developed under TCFD and now embedded within ISSB’s IFRS S2.
During 2025, DWS Infrastructure updated its Sustainability Framework and Sustainability Implementation Documents for
debt and equity investments under which the business operates (formerly the Environmental and Social Management
System (ESMS)) to reflect all relevant applicable developments in the sustainability environment and to strengthen procedures. The Framework applies to potential and existing portfolio investments in the European infrastructure equity and infrastructure debt businesses. It also sets out how DWS engages with its portfolio companies and ensure it receives regular reporting on sustainability matters, supporting the monitoring of sustainability-related metrics over time.
The Infrastructure Debt business operates under the above-mentioned Sustainability Framework, and also uses a bespoke proprietary sustainability scoring methodology, which has been rolled out to new and existing investments since
2021. The methodology supports the overall investment process and ongoing monitoring of environmental risks of the infrastructure debt portfolios among other sustainability risks.
The infrastructure business ensures skills and competencies are maintained in accordance with the needs of DWS to properly implement its sustainability policies and operate its Framework and Implementation documents effectively through the implementation of its competency and training matrix.
Corporate & Other
ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 SBM-1
Overview
Deutsche Bank’s ESG Investments Framework is used to assess if the bank’s pension plan assets meet the criteria for being reported towards the sustainable finance and ESG investments target.
As detailed in the ESG Investments Framework, minimum eligibility criteria need to be met for a pension plan to be reported towards the bank’s sustainable finance and ESG investments target. Minimum eligibility criteria comprise both quantitative and qualitative screening criteria aiming to ensure alignment of the underlying investments with sector specific eligibility revenue thresholds or criteria. In addition, the framework outlines that the implementation of the eligibility criteria and the associated investment process are subject to feasibility and governance principles.
Contribution toward Group-wide target
Sustainable finance and ESG investments – Corporate & Other (cumulative volumes)

in € bn1	Dec 31, 2025	Contribution in 2025	Dec 31, 2024
Financing	—	—	—
Issuance	—	—	—
Market making	—	—	—
Assets under Management[2]	—	—	—
Pension plan assets[2]	9	(1)	10
Total	9	(1)	10
1Numbers may not add up due to rounding
2Stock value at period end
Corporate & Other’s pension plan assets amounted to € 9 billion at year‑end 2025, compared to € 10 billion at year‑end
2024. The year‑on‑year decrease of € 1 billion reflects the plans’ liability driven investment approach, under which rising interest rates during the period led to a reduction in both the underlying pension obligations and the corresponding pension plan assets.

Deutsche Bank	Environmental information
Annual Report 2025	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

Disclosures pursuant to Article 8 of Regulation (EU) 2020/852
(Taxonomy Regulation)
Deutsche Bank applied the reporting rules under the Disclosures Delegated Act (EU) 2021/2178, as amended by the
Omnibus Delegated Act (EU) 2026/73, published in the Official Journal in January 2026. The bank notes that the
December 2025 FAQ is still in draft form, hence any further implications will be assessed once it is published in the
Official Journal of the European Commission.
The EU Taxonomy Regulation (EU) 2020/852 is aimed at allocating funding towards environmentally sustainable sectors and supporting the transition towards a sustainable economy, setting out the guidelines and criteria for economic activities which financial and non-financial undertakings can classify as environmentally sustainable. In particular, it pursues supporting economic activities with the following environmental objectives:
–Climate change mitigation: including activities stabilizing greenhouse gas concentrations in the atmosphere
–Climate change adaptation: including solutions that either substantially reduce the risk of the adverse impacts of the current climate change or provide for adaptation solutions that help avoid the risk of these adverse impacts on people, nature or other assets
–Sustainable use and protection of water and marine resources: including activities contributing to the development of good status of waters, including surface waters and groundwater, or prevent their deterioration where they are already in a good condition
–Transition to a circular economy: including activities aimed at more efficient use of natural resources, in particular sustainable bio-based materials and other raw materials, in production by increasing the durability and accountability of products
–Pollution prevention and control: including activities reducing emissions of pollutants into the atmosphere, improving air quality, minimizing waste generation and preventing release of harmful substances into the environment
–Protection and restoration of biodiversity and ecosystems: including activities achieving favorable conservation status of natural and semi-natural habitats and species or prevent their deterioration where their conservation status is already favorable
Deutsche Bank was among the first international banks to explicitly refer to the EU Taxonomy Regulation in its Group-
level Sustainable Finance Framework. In particular, the bank aligned the eligibility criteria of its Sustainable Finance
Framework, on a best‑effort basis, with the EU Taxonomy’s technical screening criteria (TSC) for substantial contribution, specifically those related to the climate change mitigation and climate change adaptation objectives. The bank’s
Sustainable Finance Framework was last updated in January 2026 and received a positive Second Party Opinion from
ISS-Corporate. As the overall understanding of environmental and social matters and the EU Taxonomy continues to evolve, these criteria may be modified.
Similarly to Do No Significant Harm and Minimum social safeguards checks of client performance against environmental and social objectives required by the EU Taxonomy, Deutsche Bank already conducts reviews of clients’ overall management approach and performance toward environmental and social challenges common to the industries in which the client operates (for more information on these reviews, see the “ESG due diligence” chapter within this Sustainability
Statement).
In accordance with Article 8 of the EU Taxonomy Regulation and the related Disclosures Delegated Acts, for year-end
2025, financial undertakings have to determine and disclose the proportion of exposures eligible to the EU Taxonomy in their covered assets (i.e., total assets less exposures toward central governments, central banks, supranational issuers, undertakings and entities not subject to CSRD, derivatives, on demand interbank loans, cash and cash-related assets, other categories of assets and the trading portfolio) for the six environmental objectives. Exposures aligned to the EU
Taxonomy need to be reported for all environmental objectives, of which the four non-climate objectives are reported for the first time.
In January 2026, Commission Delegated Regulation (EU) 2026/73 was published in the Official Journal of the European
Union triggering its entry into force and introducing streamlined reporting templates. These templates replace the extensive Annex XII templates for nuclear and gas activities with a simplified structure and also consolidate the Green
Asset Ratio (GAR) and related KPIs across all six environmental objectives. Although the regulation permits deferral of EU
Taxonomy disclosures or continued use of legacy templates, Deutsche Bank has chosen immediate adoption of the new framework to align with regulatory expectations, reduce administrative burden, and enhance transparency. Prior-period templates are not presented due to structural changes as the redesigned GAR denominator and changes to scope and classification of exposures captured in KPI calculations prevent reliable restatement of prior‑period data.

Deutsche Bank	Environmental information
Annual Report 2025	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

Where the use of proceeds is known at a transaction level, the bank considers relevant exposures to the extent the underlying transaction is financing a Taxonomy eligible or aligned activity. For general purpose lending to counterparties subject to the EU Taxonomy disclosure obligations as of year-end 2024, the bank considers exposures weighted by the eligibility and alignment turnover and capital expenditure (capex) key performance indicators (KPIs) disclosed by its clients. The turnover and capex KPIs are collected via a vendor, MSCI and mapped to relevant counterparties.
Identification of undertakings with obligation to report under the EU Taxonomy and the related Disclosures Delegated
Acts and their respective Taxonomy KPIs is performed in an ESG data collection project of the bank based on the materiality of the in-scope exposures, except for the assets under management disclosures which are based on external vendor classification. As the EU Taxonomy metrics are evolving and with the new Delegated Act there are limitations on the amount and granularity of available data.
Within the exposures to households, residential real estate loans against households collateralized by residential immovable property, building renovation loans and motor vehicle loans are all considered Taxonomy eligible. Given the low level of energy performance certificate (EPC) coverage in the portfolio, Taxonomy alignment of the residential real estate loans has been additionally determined via KfW sponsoring programs and the respective KfW Efficiency House standards under which loans have been granted. Deutsche Bank has involved an external industry expert to determine which standards are compliant with the technical screening criteria for substantial contribution, as defined in the EU
Taxonomy’s climate change mitigation activities 7.1 “Construction of new buildings” and 7.7 “Acquisition and ownership of buildings”. Based on that, buildings constructed until 31. December 2020 shall either have an EPC class A or belong to
“the top 15% of the national or regional building stock expressed as operational Primary Energy Demand (PED)”. It was concluded that buildings adhering to the criteria of KfW-70 or better are compliant with the “top 15% benchmark”. For buildings constructed after 31. December 2020, the EU Taxonomy defines that the PED has to be “at least 10% lower than the threshold set for the nearly zero-energy building (NZEB) requirements in national measures”. Here, it was concluded that buildings adhering to the criteria of KfW-40 or better are compliant with the “at least 10% lower than
NZEB”-benchmark that is based on the updated German Buildings Energy Act (GEG/Gebäudeenergiegesetz).
Furthermore, EPCs are already widely collected in new business and their availability for the residential property stock is to be systematically increased with proportionate measures.
For Do No Significant Harm compliance under activity 7.7, the EU Taxonomy requires a robust climate-risk and vulnerability assessment in accordance with the criteria set out in Annex A of the Climate Delegated Act. Deutsche Bank
has operationalized this assessment based on externally sourced data, leveraging the methodology from EBA Pillar 3 reporting where the bank has transitioned from a local calibration approach to a more actuarial and globally calibrated methodology. This enhanced methodology integrates comprehensive hazard data across all global locations, accounting for diverse climate scenarios and varying future timeframes. Buildings with a very high risk exposure to at least one physical climate risk are considered to be not aligned with the EU Taxonomy criteria, as the implementation of adaptation measures cannot be verified at present.
Deutsche Bank recognizes the assessment of minimum social safeguards as defined under Article 18 of the EU Taxonomy
Regulation, but also acknowledges the EU Commission’s guidance in the third Commission Notice published in
November 2024, which confirms under question 37 that retail clients shall not be assessed against minimum social safeguard requirements, whilst raising that banks should instead assess the “the respective […] undertakings producing goods and providing services that are purchased by retail clients” and citing “purchase of electric cars or solar panels” as examples for moveable assets covered under this requirement. Accordingly, for residential real estate, constituting immovable assets, minimum social safeguards are currently not assessed. Deutsche Bank will monitor further implementation guidance in this regard and assess its application for the bank once clarification becomes available.
For consumer lending, the use of proceeds information is currently not collected from customers. Accordingly, the information about Taxonomy alignment of the bank’s motor vehicle loan portfolio is currently not available. Taxonomy alignment of the renovation loan portfolio cannot be established either. As a result, motor vehicle loans and renovation loans have been reported under non-assessed exposures.
Exposures to SPVs are identified based on internal methodologies and assessed applying a ‘look‑through’ approach for both numerator and denominator.
The calculation of Deutsche Bank’s Taxonomy KPIs is based on the prudential consolidation circle and FINREP balance sheet.

Deutsche Bank	Environmental information
Annual Report 2025	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

The table “Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation” summarizes
Deutsche Bank’s KPIs as of year-end 2025 which are detailed out in the section “Tabular disclosures in accordance with
Article 8 of the Taxonomy Regulation”:
–Green asset ratio (GAR) stock was 2.7% based on the turnover KPIs and 3.2% based on the capex KPIs; the increase of ratios compared to the prior year was driven by the changes to the GAR ratio calculation between 2024 and 2025, as the Omnibus simplifications allowed the bank to exclude non-CSRD exposures from the denominator
–GAR flow KPIs stood at 2.6% and 4.0% respectively; GAR flow KPIs as well as coverage percentages were calculated based on the total flow of loans and advances, debt securities and equity instruments to financial and non-financial undertakings and households in relation to total GAR assets flow
–Financial guarantees KPIs were not reported based on the immateriality, as they only contributed 0.9% of the total
Group net revenue in 2025
–Assets under management stock KPIs stood at 4.7% and 6.9% respectively
–KPIs for trading book and fees and commissions income are not required to be disclosed until year-end 2027
Numbers presented in the following tables may not add up due to rounding. Blank cells represent datapoints that do not have to be reported based on the templates prescribed by the EU Taxonomy Regulation and the related Disclosures
Delegated Acts.
Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

Dec 31, 2025		Total exposure to Taxonomy- aligned activities (in € m)		KPI (in %)	KPI (in %)	% coverage (over total assets) (in %)	Non assessed exposures (% of covered assets) (in %)	Non assessed exposures (% of covered assets) (in %)
		Turnover-based	CapEx-based	Turnover-based	CapEx-based		Turnover-based	CapEx-based
Main KPI	Green asset ratio (GAR) stock	6,460	7,605	2.7	3.2	17.0	2.9	2.9

Dec 31, 2025		Total exposure to Taxonomy- aligned activities (in €m)		KPI (in %)	KPI (in %)	% coverage (over total assets) (in %)	Non assessed exposures (% of covered assets) (in %)	Non assessed exposures (% of covered assets) (in %)
		Turnover-based	CapEx-based	Turnover-based	CapEx-based		Turnover-based	CapEx-based
Additional KPIs	GAR (flow)	2,633	4,020	2.6	4.0	10.0	1.8	1.8
	Trading book	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Financial guarantees[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	Assets under Manage- ment	31,447	46,128	4.7	6.9	39.0	—	—
	Fees and commissions income	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1Reported as N/A in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Environmental information
Annual Report 2025	Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation)

Dec 31, 2024[1]		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	6,097 (Turnover)	1.0	1.2	44.3	27.4	55.7
		7,308 (CapEx)

Dec 31, 2024[1]		Total environmentally sustainable assets (in € m)	Turnover KPIs	CapEx KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7(2) and (3) and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7(1) and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)	820	0.2	0.4	21.4	78.6	—
		1,392
	Trading book	N/A	N/A	N/A
	Financial guarantees	783 (Turnover)	2.4	3.2
		1,043 (CapEx)
	Assets under Management	17,086 (Turnover)	1.4	2.2
		26,933 (CapEx)
	Fees and commissions income	N/A	N/A	N/A
N/A - not applicable
1 The calculation methodology for year-end 2024 follows Commission Delegated Regulation (EU) 2021/2178; comparative table and figures were not restated

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Climate change
For Deutsche Bank, reaching net zero by 2050 means not only living up to its responsibilities, but also capitalizing on the business opportunities arising from the economy’s low-carbon transition. Additionally, the bank is focused on managing climate-related risks and impacts linked to its financing and investment activities. To support these objectives, Deutsche
Bank’s ambition level includes clear, quantifiable targets — both for decarbonizing portfolios in high-carbon emission industries and for growing sustainable business.
Transition Plan
ESRS E1-1
Since Deutsche Bank’s Management Board made sustainability a strategic priority in 2019, the bank has made significant progress across all greenhouse gas emission scopes toward achieving its interim targets for 2030.
In compliance with requirement ESRS E1-1, Deutsche Bank hereby discloses that it is not excluded from EU Paris-aligned
Benchmarks.
In October 2023, Deutsche Bank published its Initial Transition Plan which has been updated in 2025. The plan outlines the progress made and the strategy to reach its net zero commitment by 2030 (interim) and 2050, including the consolidation of the bank’s definitions, methodologies, targets and achievements on its path, as well as the way forward.
In addition, it adopts a holistic approach to the bank’s net zero transition to support the Paris Agreement climate targets by focusing on three dimensions of decarbonization: the bank’s own operations (Scope 1 and 2); Deutsche Bank’s supply chain (Scope 3, Categories 1 to 14); and financing provided to clients (Scope 3, Category 15, excluding DWS).
By the end of 2025, carbon emissions across all three scopes were as follows:
Status quo of CO2 emissions
Numbers may not add up due to rounding
1 Scope 1, Scope 2 (market-based) and Scope 3, Categories 1-14 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December 2025, which are based on prior year’s fourth quarter
2 As of year-end 2025
3 As of year-end 2025, financed emissions calculations are based on disclosed Scope 1, 2 and 3 emissions of Deutsche Bank’s clients
With 390.62 MtCO₂e and 99.74% of Deutsche Bank’s total emissions, the largest share stemmed from Scope 3, Category
15 emissions linked to the bank’s EU residential real estate and corporate loan portfolios. The primary lever for further reduction is addressing these Scope 3, Category 15 emissions by partnering with clients, introducing net zero pathways for the most carbon-intensive sectors and providing sustainable and transition finance as well as ESG investments opportunities. Details on the bank’s methodologies, 2030 (interim) and 2050 targets, and the development of the emissions of each scope are outlined in the following sub-chapters of this “Climate change” chapter.

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Annual Report 2025	Climate change

Key enablers and decarbonization levers
To implement the Transition Plan and achieve emission reductions, Deutsche Bank relies on dedicated governance structures, strategies, defined metrics and targets, as well as robust frameworks covering its own operations, supply chain, residential real estate portfolio, and corporate loan portfolio. Furthermore, Deutsche Bank has identified key levers within each category to drive emission reductions and meet its targets. As part of its Sustainability Strategy Key
Deliverable and its Transition Plan, Deutsche Bank monitors emission reduction levers and refines them as appropriate.
The following table presents an overview of the bank’s key enablers and levers:

	Scope 1 and 2	Scope 3, Categories 1-14	Scope 3, Category 15

	Own operations	Supply chain	EU residential real estate	Corporate loan exposure

Governance
Group Sustainability Committee provides overall
governance of climate-related management across own
operations and supply chain, with quarterly oversight by
the Chief Sustainability Officer. Progress and delivery is
managed through a dedicated workstream under the Key
Deliverable Sustainability Strategy Steering Committee

Group Risk Committee and Group Sustainability Committee form the backbone by e.g., approving the risk appetite and net zero targets. In addition, there is a dedicated net zero governance,
e.g., the Net Zero Fora and workstreams of the Key Deliverable
Sustainability Strategy Steering Committee

Strategy	Reduce emissions e.g., by increasing energy efficiency and using renewable energy	Reduce emissions e.g., by switching to lower carbon alternatives	Reduce emissions by aligning the bank’s portfolio with net zero by 2050 and promote sustainable and transition finance business and ESG investment opportunities

Frameworks	Climate-related management is guided by the GHG Protocol and the Group’s Transition Plan		Dedicated frameworks support the decarbonization of the bank’s Scope 3.15 emissions, including the Sustainable Finance Framework

	Internal frameworks, including the Global Real Estate Engineering Standards	No dedicated framework	Internal Key Operating Document and respective Model Development Documents	Transition Finance Framework, Sustainable Instruments Framework, and sectoral guidelines for Thermal Coal and Oil & Gas

Metrics and targets	Reduction of emissions by 46% by 2030 (2019 baseline)	Reduction of emissions by 46% by 2030 (2019 baseline)	No dedicated target, but quarterly monitoring of relevant metrics, including financed CO2 emissions	Sectoral net zero pathways for 2030 (interim) and 2050 for the eight most carbon- intensive sectors within the corporate loan portfolio which are operationalized internally as divisional carbon budgets

Key decarbonization levers
Efficiency measures to
reduce overall energy
consumption (e.g., via
equipment upgrades,
recommissioning building
energy management
systems)
Long-term procurement of
renewable energy and
installation of onsite
renewable energy sources
Switching from high-
emission fuels to low-
carbon alternatives in areas
such as heating, car fleet
Engage with the bank’s strategic suppliers to support and monitor their decarbonization efforts
Empower private individuals
by providing financial
assistance and expert advice
Collaborating with corporate
clients in upstream industries
that supply energy and
materials
Engagement with
policymakers, governments,
and peer banks to develop
methodologies and priorities

Finance the development and
scalability of clean energy
infrastructure needed for
transition away from fossil
fuels in the economy
Engage with high-emitting
clients to support and finance
their decarbonization and
transition
Review engagement with
clients which are not willing or
able to transition away from
carbon-intensive activities and
as a last resort, responsibly
phase out high-emitting assets

Detailed information is provided in the following sub-chapters of this chapter as well as the “Sustainability Governance” chapter of this Sustainability Statement.

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Annual Report 2025	Climate change

Key actions and resources
In 2025, Deutsche Bank did not incur any material CapEx or OpEx to implement its sustainability strategy and transition plan. Deutsche Bank’s role in the transition to a more sustainable economy is to support its clients by offering dedicated sustainable and transition financing solutions, as well as ESG investment opportunities.
The bank is further developing the Transition Plan as tools, methodologies and data for assessing the climate impact of its own operations, supply chain and clients’ activities continue to evolve. In 2025, Deutsche Bank extended its Scope 3,
Category 15 emissions coverage to include facilitated emissions. Additionally, the bank published its initial Transition
Finance Framework in November 2025, effective January 1, 2026. For the assessment of counterparties’ transition plans,
Deutsche Bank has developed an automated Transition Maturity Score, which will be implemented in 2026. This score evaluates key elements of client’s climate transition plans, including ambition, governance, strategy, and emissions performance. In the years ahead, Deutsche Bank aims to capture opportunities in the bank’s private clients’ assets under management.
In compliance with regulatory requirements, the bank will update its Transition Plan and in addition, report progress annually. During the annual planning process, Deutsche Bank continues to consider the latest net zero scenarios and economy-wide pathways to identify investment needs and their influence on the bank’s sustainable and transition financing and investment plan.
In 2023, the Group Sustainability Committee approved the Initial Transition Plan publication, along with the net zero pathways and decarbonization targets. In addition, this year’s update was acknowledged by the committee. The
Management Board has delegated sustainability-related decisions to the Group Sustainability Committee. Therefore, this committee acts as the main governance and decision-making body for sustainability-related matters for Deutsche Bank
Group.
In 2025, DWS has not published a climate transition plan. DWS will continue to monitor the developments on evolving regulation and market standards concerning appropriate disclosures on climate transition plans. This will inform its approach and timing going forward and includes the upcoming requirements under unfair competition rules, which call for implementation plans that substantiate any environmental claims made.
Information relating to DWS´s approach on sustainability and climate change mitigation can be found in the “Sustainable
Finance - Asset Management” chapter and also in the sub-section “Metrics and targets” of the “Client portfolios in Asset
Management” chapter.
Own operations and supply chain
Deutsche Bank Group, through its Global Real Estate function, drives climate action across its own operations and supply chain, focusing on the efficient use of energy and resources used in offices and the reporting of indirect greenhouse gas
(GHG) emissions across the supply chain.
Governance
ESRS 2 GOV-2
The Head of Global Real Estate has overall responsibility for environmental performance across the Group’s own operations globally and for reporting supply chain-related greenhouse gas impacts. The position holder defines and coordinates the bank’s Global Real Estate strategy and is supported by regional management teams, who implement this approach within their respective countries, in line with local regulation.
The function reports to the Management Board Member acting as Chief Operating Officer, with whom regular meetings are held to discuss real estate related topics and alignment with the Group’s sustainability objectives. Quarterly reviews are held with the Chief Sustainability Officer to assess strategic direction and performance against climate-related targets. Further updates are provided to the Group Sustainability Committee and the Management Board, as required.
The ongoing delivery of sustainability activities across both own operations and the supply chain is governed under the bank-wide sustainability strategy Key Deliverable (a Change-The-Bank (CTB) priority). Progress is reported monthly to the Sustainability Strategy Steering Committee and quarterly to the Group Sustainability Committee. Established targets are also monitored through the bank-wide commitment-tracking process, with progress updates provided every six months to the Group Sustainability Committee.
The bank’s governance framework for collecting data on, quantifying, and reporting greenhouse gas emissions is based on ISO 14064, an internationally recognized standard for greenhouse gas accounting. In addition, the Group’s energy management system in Germany is certified to ISO 50001, which includes monitoring progress toward energy and cost reduction targets on a monthly and annual basis.

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Annual Report 2025	Climate change

Strategy
ESRS E1-2, ESRS 2 MDR-P
The climate-related management of the bank’s own operations and supply chain is based on the Group’s broader sustainability strategy and supports its commitment to achieve net zero by 2050. The operational elements of this strategy are delivered by the Global Real Estate function through the bank’s Transition Plan and the Global Real Estate
Engineering Standards, which together define how climate change mitigation objectives are translated into measurable actions across operations globally. Further details on the Transition Plan are provided in the “Transition Plan” sub-
chapter as part of this “Climate change” chapter.
Within the bank’s own operations, the Global Real Estate Engineering Standards define the principles for managing environmental performance and embed efficiency-driven energy measures that support the transition to lower-carbon operations and address material opportunities to reduce greenhouse gas emissions. These standards also prescribe requirements for the global procurement of renewable electricity in line with RE100 guidelines, strengthening energy resilience. Relevant targets are derived at Group-level and set in line with the governance processes described above, such as the bank’s commitment to source 100% renewable electricity by 2025. These standards are disseminated through the Group’s policy management system, ensuring global accessibility.
Across the supply chain, the bank engages its suppliers through the CDP Supply Chain Program and targeted outreach, with an increasing focus on supporting decarbonization efforts. In 2025, the bank requested its largest 500 suppliers to disclose greenhouse gas emissions data through the CDP platform. In total, 182 suppliers responded, representing 56%
of total addressable supplier spend. This outcome remained below the target of achieving 80% coverage of total addressable supplier spend submitting to the platform by 2025. The bank recognized that response rates were impacted by conditions external to the Group, which limited supplier participation. In light of this, the bank continues its dialogue with non-responding and strategic suppliers to improve availability of verified greenhouse gas emissions data and, where feasible, Deutsche Bank-specific emissions data. These efforts are supported by supplier engagement programs and training initiatives for both suppliers and the bank’s own workforce.
Impact, risk and opportunity management, metrics and targets
ESRS 2 SBM-3
Impacts, risks and opportunities across the bank are identified and assessed through the double materiality assessment process, as detailed in the “Double materiality assessment” chapter within this Sustainability Statement.
In 2025, Deutsche Bank identified the material opportunity across its own operations and supply chain to progress decarbonization initiatives and support the delivery of the Group’s climate targets. The related actions, time horizons and performance measures are summarized in the table below.

Topic: Climate Change

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Climate change mitigation	Own operations and supply chain	Medium- term	Opportu- nity	Opportunity to support Deutsche Bank's climate transition, reduce costs, and strengthen the bank's brand reputation by lowering operational greenhouse gas (GHG) emissions	Group Transition Plan Global Real Estate Engineering Standards
Implementation of
energy efficiency
measures across the real
estate portfolio
Procurement of
renewable electricity
through market-based
instruments
Engagement with
suppliers to support
their decarbonization
initiatives
GHG emissions and their associated reduction targets (Scope 1, 2, 3 – Categories 1-14) Energy consumption in GWh
Energy consumption and mix
ESRS E1-5, ESRS 2 MDR-A, ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-T
Within Deutsche Bank’s operational footprint, actions are taken on a continuous basis to improve energy efficiency and reduce the energy consumption of its buildings. This includes using more efficient technologies, systematic recommissioning of equipment, and the broader optimization of building operations. Alongside these measures, a focus on space utilization and the acceleration of the bank’s space reduction program support a structural decline in energy demand across the footprint.

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Annual Report 2025	Climate change

The Eco-Performance Management Office (EcoPMO) operates a centrally driven approach within the Global Real Estate function to support the consistent and coordinated implementation of energy efficiency measures globally. It defines the criteria and responsibilities for assessing and approving efficiency-related initiatives and tracks their outcomes in parallel.
This enables the continuous exchange of knowledge and best practices with engineering teams on building performance across regions. Bi-monthly reviews are held with regional teams to drive further alignment and decision-making across energy management topics, including priorities for decarbonization.
During the reporting year, 86 efficiency-related initiatives were implemented globally. This contributed to the reduction of 123 GWh in energy consumption compared with the prior year, equivalent to a 23% year-on-year decrease overall. The combined impact of these measures also supported the achievement of the bank’s 2025 target to reduce energy consumption by 30% against a 2019 baseline of 834 GWh. In 2025, energy consumption from building operations reduced by 51% relative to the baseline.
The table below discloses the Group’s total energy consumption, expressed in megawatt hours (MWh) and is presented by source, including fossil fuel, nuclear and renewable sources. Renewable energy consumption is further disaggregated into renewable fuel consumption and purchased or acquired renewable electricity, heat, steam and cooling. Self-
generated non-fuel renewable energy, where applicable, is presented separately. The relative share of fossil, nuclear and renewable sources, together with the percentage variance compared to the previous period, are also disclosed.
Energy consumption and mix1

in MWh (unless stated otherwise)	Dec 31, 2025[2]	Dec 31, 2024[3]	Variance from previous period (in %)
Energy consumption from fossil sources[4]	177,067	183,986	(4)
Energy consumption from nuclear sources[5]	34	367	(91)
Energy consumption from renewable sources[6]	230,888	346,563	(33)
Fuel consumption for renewable sources (including biomass, biofuels, biogas, hydrogen from renewable sources, etc.)[7]	N/A	N/A	N/A
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources[8]	230,888	346,563	(33)
Consumption of self-generated non-fuel renewable energy[7]	N/A	N/A	N/A
Total energy consumption[9]	407,989	530,917	(23)
Share of fossil sources in total energy consumption (in %)	43	35	25
Share of nuclear sources in total energy consumption (in %)	0.01	0.07	(88)
Share of renewable sources in total energy consumption (in %)	57	65	(13)
N/A - not applicable
1 Energy consumption is disclosed in MWh and reported on total energy consumed within the reporting period
2Figures for 2025 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December
2025, which are based on prior year’s fourth quarter
3Prior-year figures are always adjusted to a January to December reporting basis. This is because the estimates applied at the close of the 2024 fiscal year have been replaced with actual data as it became available after publication, including updated power grid factors and methodology improvements
4Fossil sources include energy derived from non-renewable fuels such as natural gas, oil products (diesel, petrol, fuel oil, LPG and coal), including purchased electricity and district energy generated from fossil fuels (location-based)
5 Nuclear sources relate solely to nuclear-powered electricity generation. This metric is approximated based on country-level electricity mix data from external sources
6 Renewable sources include energy derived from solar, wind, hydropower, geothermal, biomass, biogas and renewable hydrogen, including contracted renewable electricity (e.g., renewable energy attribute certificates (RECs) where applicable)
7 The Group did not consume fuel consumption from renewable sources nor generate any self-generated non-fuel renewable energy during the reporting period
8 The renewable consumption reported relates solely to purchased renewable electricity; no renewable heat, steam or cooling was acquired during the reporting period.
Renewable electricity coverage was not possible in Russia and Colombia due to the absence of eligible market-based instruments. The resulting exposure represented
0.1% of total electricity consumption
9Total energy consumption represents the aggregate of fossil, nuclear and renewable energy consumed during the reporting period
Contractual instruments
The bank progressively increased the share of renewable electricity in its global electricity supply mix and achieved 100%
renewable electricity coverage globally in the reporting year. The transition was implemented by identifying markets where renewable electricity could be procured using contractual instruments, including green electricity supply contracts and renewable energy attribute certificates (RECs).
In 2025, a combination of contractual instruments was applied across the portfolio, with the approach varying by regional market structure and certificate availability. Renewable energy attribute certificates were used in selected countries, including Guarantees of Origin (GO) in Germany and International Renewable Energy Certificates (I-REC) in
India. Green electricity supply contracts were in place for selected offices in the United Kingdom (U.K.), as well as Italy,
Spain and Luxembourg.

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Annual Report 2025	Climate change

The table below provides a breakdown of the contractual instruments used to support the bank’s renewable electricity sourcing and associated Scope 2 market-based emissions reporting. It distinguishes between:
–The share of total Scope 2 energy consumption covered by contractual instruments, and
–The type of instruments used, differentiating between bundled (where electricity supply and its renewable attributes are procured together under a single contract) and unbundled renewable energy attribute claims (where renewable energy certificates are acquired separately from the underlying electricity supply)
Overall, contractual instruments covered 76% of total Scope 2 energy consumption during the reporting year, equivalent to 231 GWh of renewable electricity consumption. Of this coverage, 19% was achieved through bundled arrangements and 57% through unbundled renewable energy attribute certificates. The 48% year-on-year increase reflected the bank’s expanded procurement of renewable electricity compared with the prior year, supporting the achievement of 100%
renewable electricity coverage. The remaining 24% of Scope 2 energy consumption related to other indirect energy sources, including district heating, steam and chilled water, for which no renewable contractual instruments were in place.

	Dec 31, 2025[1]	Dec 31, 2024[2]	Variance from previous period (in %)
Contractual instruments
Total share of contractual instruments (Scope 2 market-based)[3]	76	51	48
Green Contracts[4]	19	13	42
Electricity Attribute Certificate (EAC)[4]	57	38	50
Virtual Power Purchase Agreement (vPPA)[4,5]	N/A	N/A	N/A
Share of contractual instruments used for the purchase of energy bundled with attributes related to energy generation (in %)	100	100	—
Green Contracts	100	100	—
Electricity Attribute Certificate (EAC)	N/A	N/A	N/A
Virtual Power Purchase Agreement (vPPA)	N/A	N/A	N/A
Share of contractual instruments used for the purchase of unbundled energy attribute claims (in %)	100	100	—
Green Contracts	N/A	N/A	N/A
Electricity Attribute Certificate (EAC)	100	100	—
Virtual Power Purchase Agreement (vPPA)	N/A	N/A	N/A
N/A - not applicable
1Figures for 2025 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December
2025, which are based on prior year’s fourth quarter
2 Prior-year figures are always adjusted to a January to December reporting basis. This is because the estimates applied at the close of the 2024 fiscal year have been replaced with actual data as it became available after publication, including updated power grid factors and methodology improvements
3 Percentages represent the share of total Scope 2 energy consumption covered by each contractual instrument category. No contractual instruments were applied to electricity consumption in Russia and Colombia during the reporting period due to the absence of eligible market-based instruments
4 The classification of contractual instruments as bundled or unbundled is based on the definitions set forth in relevant guidelines, such as the Greenhouse Gas Protocol for
Scope 2 Guidance, which provides a framework for renewable energy sourcing and accounting. Under this framework: “Green Contracts” refer to electricity supply agreements in which electricity and the associated renewable energy attributes are procured together; “Electricity Attributes Certificates (EACs)” refer to unbundled renewable energy certificates acquired separately from electricity supply; “Virtual Power Purchase Agreement (vPPAs)” refer to contractual arrangements under which renewable energy attributes are procured without physical delivery of electricity
5 No virtual Power Purchase Agreements (vPPAs) were in place during the reporting period; accordingly, no electricity consumption was covered through this instrument
Greenhouse gas (GHG) emissions
ESRS E1-3, ESRS E1-4, ESRS E1-6, ESRS 2 MDR-T, ESRS 2 MDR-A, ESRS 2 MDR-M
Deutsche Bank reports its greenhouse gas emissions on a consolidated basis, and the scope of consolidation is the same as for the Group’s consolidated financial statements. The emissions inventory is classified in line with the Greenhouse
Gas Protocol into the following recognized categories:
–Scope 1: Direct greenhouse emissions from sources that are owned or controlled by the Group, including stationary combustion (e.g., heating), mobile combustion (e.g., owned or leased vehicles) and fugitive emissions (e.g., refrigerant leakage from cooling equipment)
–Scope 2: Indirect emissions from the generation of purchased or acquired energy consumed by the Group, including electricity, district heating, steam, and chilled water
–Scope 3: All other indirect greenhouse gas emissions that occur in the value chain of the Group, both upstream and downstream, as defined under categories 1-15 of the GHG Protocol Corporate Value Chain (Scope 3) Standard
Greenhouse gas emissions are reported in metric tons of carbon dioxide equivalents (tCO₂eq), enabling comparison of the climate impact of different greenhouse gases. This comparability is achieved by converting emissions of each greenhouse gas using global warming potential (GWP) values. The bank uses the Intergovernmental Panel on Climate
Change (IPCC) Sixth Assessment Report (AR6) GWP values on a 100-year period (GWP100) excluding feedback loops, as agreed by the United Nations Framework Convention on Climate Change (UNFCCC).

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Annual Report 2025	Climate change

Across own operations and supply chain, the Group has committed to achieving net zero greenhouse gas emissions by
2050. In line with this strategy, separate interim reduction targets have been established, each requiring a 46% reduction in greenhouse gas emissions across Scope 1, Scope 2 (market-based) and Scope 3 (categories 1-14) by 2030, measured against their respective 2019 baseline.
In alignment with the Science Based Targets initiative (SBTi), the targets follow the Absolute Contraction Approach and are consistent with a 1.5°C pathway. This approach applies a linear reduction in absolute emissions over time, independent of company size, sector or growth profile, and assumes consistent application of the Greenhouse Gas
Protocol across all relevant scopes and categories. Targets are expressed as percentage reductions in total greenhouse gas emissions relative to the baseline year 2019. The baseline year was selected to provide a representative year which covered the most recent period for which the data was available at the time. For Scope 2, reduction targets are defined and monitored on a market-based basis, as this reflects renewable electricity procurement decisions. Location-based
Scope 2 emissions are disclosed for transparency purposes and are not subject to separate absolute or intensity reduction targets.
Progress towards the 2030 interim targets is driven by a set of decarbonization measures across the bank’s footprint, including energy efficiency improvements, renewable energy sourcing, and fuel switching. Each measure is supported by specific operational targets delivered in 2025:
–Energy efficiency: 30% reduction in energy consumption (based on a 2019 baseline)
–Renewable energy sourcing: 100% renewable electricity coverage globally
–Fuel switching: 30% reduction in car fleet gasoline consumption in Germany (based on a 2019 baseline)
–
Together, these actions translate the Group’s Transition Plan into measurable outcomes and operate in combination across the emissions footprint. Their collective impact is assessed and monitored at an aggregated level and is expected to deliver continued emissions reductions in line with the Group’s 46% reduction targets by 2030. Where residual emissions remain after reduction measures have been maximized, they are addressed through the purchase and retirement of carbon credits. The bank’s progress against the 2030 target and its decarbonization pathway is assessed annually.
Climate-related targets are set at Group level with input from relevant internal stakeholders and approved in line with the governance structure described in this sub-chapter. As part of this process, no separate targets have been established for years prior to 2030; absolute emissions reductions are used as the primary performance metric year-on-
year. Intensity-based targets are not applied across Scope 1, Scope 2 and Scope 3 (categories 1-14) greenhouse gas emissions, as absolute reduction targets are considered a more representative measure of decarbonization progress across the Group’s own operations and supply chain, where emissions outcomes are primarily driven by asset-level efficiency measures and procurement decisions rather than changes in business output.
Methodological notes
Scope 1 and 2 greenhouse gas emissions
The bank calculates Scope 1 and 2 greenhouse gas emissions in accordance with the Greenhouse Gas Protocol
Corporate Standard.
Scope 1 emissions comprise direct greenhouse gas emissions from fuel combustion across the bank’s operations, fuel use in owned and leased vehicles, and fugitive emissions from refrigerant leakage. Fuel consumption and refrigerant data are collected at building level through the Group’s global reporting system and centrally consolidated. Emissions are calculated using U.K. Government conversion factors. Fugitive emissions are calculated based on refrigerant type, applying 100-year Global Warming Potential (GWP100) values in line with reporting requirements.
Scope 2 emissions comprise indirect emissions from the generation of purchased electricity, district heating, steam and chilled water consumed by the bank. Where relevant, this scope also includes electricity consumed by owned and leased electric vehicles. This is disclosed on both a location-based and market-based basis in line with the Greenhouse Gas
Protocol’s dual reporting requirement. Energy consumption data is collected monthly across all buildings through the same global reporting system and consolidated centrally.
Location-based emissions are calculated using grid-average emission factors primarily sourced from the International
Energy Agency (IEA), Environment Canada and the U.S. Environmental Protection Agency’s (EPA) Emissions and
Generation Resource Integrated Database (eGRID). Under the market-based approach, renewable electricity is procured through contractual instruments, enabling the bank to report near-zero market-based emissions. Emissions associated with district heating, steam and chilled water are calculated using U.K. Government conversion factors.

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Annual Report 2025	Climate change

Scope 3 greenhouse gas emissions
Scope 3 greenhouse gas emissions are calculated in accordance with the Greenhouse Gas Protocol Corporate Value
Chain (Scope 3) and cover all relevant upstream and downstream categories 1 to 15. In 2025, 84% of total Scope 3 emissions (categories 1-14) were calculated using primary data. The methodological approach applied to each category is described in detail below.
Purchased goods and services and capital goods
During the reporting year, greenhouse gas emissions associated with the bank’s purchased goods and services and capital goods represented 68% of total emissions reported across categories 1-14. To calculate these emissions, the bank applied a clear hierarchy of methodologies, ensuring that the highest quality data was used where available.
Where suppliers provided emissions data apportioned to the Group, this data was directly integrated into reporting. In addition, supplier-specific data submitted through the CDP Supply Chain program was incorporated into reporting, subject to defined quality criteria. Supplier Scope 1 and 2 greenhouse gas emissions must be externally verified, and relevant upstream Scope 3 categories (1-8) were included. The bank’s procurement spending with each supplier was multiplied by the supplier-specific spend-intensity factor to calculate attributable emissions. Emissions calculated using this method are treated as primary data.
For the remaining emissions not covered by supplier data, a spend-based approach was applied using the
Comprehensive Environmental Data Archive (CEDA) multi-regional input-output database (2025 version, baseline year
2023). Industry-average emission factors were applied to procurement categories at supplier-country level to reflect regional differences. Emissions calculated using spend-based factors are treated as secondary data.
Fuel-and energy-related activities
Category 3 includes upstream emissions associated with purchased fuels and energy that are not captured within Scope
1 or Scope 2 emissions reporting. In 2025, this comprised well-to-tank (WTT) emissions from fuel combustion, calculated using U.K. Government conversion factors by fuel type, and upstream emissions from purchased electricity, heat, steam and cooling, including transmission and distribution (T&D) losses, calculated using country-specific emission factors from the International Energy Agency (IEA).
Reported emissions were classified as both primary and secondary depending on the nature of the underlying consumption data. Estimated or extrapolated energy consumption was treated as secondary data.
Upstream transportation and distribution
Category 4 include emissions from third-party transportation and distribution services relating to products purchased by the Group, occurring between the Group’s suppliers and its own operations. Emissions were calculated using the same methodological approach applied to Purchased goods and services and capital goods, including the integration of supplier-specific emissions data where available and the application of spend-based emission factors where primary data was not available.
Waste generated in operations
Waste generated from operational activities globally was reported and centrally consolidated through the bank’s reporting system. Emissions were calculated based on waste volumes and disposal routes (e.g., recycling, landfill, incineration with or without energy recovery), applying U.K. Government emission conversion factors for waste treatment.
Emissions were calculated globally where reported waste data was available and disclosed. Calculations based on actual waste volumes were classified as primary data, while those derived from estimated or extrapolated volumes were treated as secondary data.
Business travel
Business travel includes emissions from air travel, hotel stays, rail, car rental and taxi travel undertaken for business purposes. Activity data was primarily sourced through the Group’s travel management provider.
Air travel emissions are calculated based on flight distance and cabin class using U.K. Government conversion factors, including well-to-tank (WTT) emissions and a radiative forcing uplift to account for non-CO2 impacts. Emissions from hotel stays are calculated using room nights multiplied by country-specific emission factors. Ground transport emissions
(rail, rental cars and taxi trips) are calculated using distance-based methodologies and U.K. Government conversion factors, with conservative distance assumptions applied where actual mileage data is unavailable.

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Annual Report 2025	Climate change

Where activity-level data was not available, a spend-based approach using the CEDA multi-regional input-output database was applied. Calculations based on actual travel distances were classified as primary data, while those derived from estimated or extrapolated data were treated as secondary data.
Employee commuting
Category 7 includes emissions from employee commuting and homeworking. In the absence of employee-level commuting data, emissions were estimated using full-time equivalents (FTEs) and office occupancy data, applying a global emission factor derived from a country-specific commuting model developed by an external consultancy. The model reflects national transport mode splits and average commuting distances.
Homeworking emissions were calculated using estimated energy consumption per FTE (kilowatt-hour per month), covering electricity and natural gas use (including heating, cooling, lighting and equipment). Country-specific emission factors were used, including from the International Energy Agency (IEA), and adjusted based on national homeworking rates derived from Deutsche Bank employee data and office occupancy levels.
Reported emissions in this category were classified as secondary due to the use of modelled assumptions.
Upstream leased assets
Emissions from upstream leased assets outside the bank’s Scope 1 and Scope 2 reporting boundary are reported within this category. For Deutsche Bank, this included reported energy usage from regional data centers. This was calculated using site-specific energy consumption data and applying the same methodology as Scope 1, Scope 2 and Scope 3 category 3, with country-specific emission factors from the International Energy Agency (IEA) covering both direct and upstream components.
As calculations in 2025 were based on actual energy consumption data, emissions in this category were classified as primary data.
Downstream transportation and distribution
Category 9 covers emissions associated with downstream transportation activities within the value chain. Emissions were estimated based on assumed transport modes and associated distance factors, applying U.K. Government conversion factors (including direct and well-to-tank emissions). All other transportation-related emissions were captured under upstream transportation and distribution.
Reported emissions in this category were derived from estimated activity data and are therefore classified as secondary data.
Processing of sold products
Category 10 has been assessed as not relevant.
Use of sold products
Category 11 relates to indirect emissions arising from customer use of the Group’s products and services. Emissions were estimated using customer activity metrics with standardized usage assumptions. Electricity-related emission factors, including both direct and upstream components, from the International Energy Agency (IEA) were applied to estimate associated lifetime usage emissions.
Reported emissions in this category were classified as secondary data due to the use of modelled assumptions.
End-of-life treatment of sold products
Category 12 includes emissions associated with the end-of-life treatment of products distributed by the Group.
Emissions were estimated by applying U.K. Government conversion factors to material volume assumptions representative of disposal pathways.
Reported emissions in this category were classified as secondary data.

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Annual Report 2025	Climate change

Downstream leased assets
Category 13 includes emissions associated with assets subleased to third parties where the Group assumes a landlord role. Emissions primarily related to building energy consumption and refrigerant use during the sublease period.
In the absence of site-specific consumption data, industry-average energy intensity benchmarks from the Chartered
Institution of Building Engineers (CIBSE) were applied to floor area to estimate electricity and natural gas consumption.
Deutsche Bank-specific refrigerant intensity factors (tCO2eq per m2), derived from the Group’s own portfolio, were applied to estimate fugitive emissions. Country-specific emission factors from the International Energy Agency (IEA) and
U.K. Government conversion factors, including both direct and upstream components, were used to convert energy consumption into greenhouse gas emissions.
Reported emissions in this category were classified as secondary data.
Franchises
Category 14 has been assessed as not relevant.
Investments
Category 15 (financed emissions) relates to emissions associated with the Group’s lending and financing activities.
Detailed information on the methodology, assumptions and governance framework applied to financed emissions is addressed separately in the “Climate and other environmental risks” sub-chapter of this “Climate change” chapter.
Separately, emissions related to the bank’s Asset Management division (DWS) are disclosed in the “Metrics and targets”
section of the “Client portfolios in Asset Management” sub-chapter of this “Climate change” chapter.
Methodological updates
This is the first reporting year in which climate change mitigation has been assessed as material for own operations and supply chain. Comparative information is presented where available and relevant; where prior-year information was not comparable or unavailable, this is disclosed accordingly.
During the reporting year, the Group recalculated its 2019 greenhouse gas emissions baseline for Scope 2 and Scope 3 emissions (categories 1-14). The recalculation incorporated updated methodologies and improved data inputs, including increased use of supplier-specific data and updated emission factors. Scope 1 emissions were not subject to recalculations, as no material methodological changes were identified for this scope.
While the recalculated baseline ensures greater methodological accuracy, the bank’s emission reduction targets remain unchanged, with performance metrics recalibrated in line with the revised baseline.
Gross Scope 1, 2, 3 and Total GHG emissions
ESRS E1-6
The following table shows Deutsche Bank’s greenhouse gas emissions, broken down into Scope 1, Scope 2, and Scope 3, with corresponding milestones and target years presented on the right side of the table.
Performance against targets
The Group’s emissions performance across own operations and supply chain is assessed against both the prior reporting year and the reduction pathway required to achieve the 2030 targets. The pathway requires a 46% absolute reduction in each Scope 1, Scope 2 (market-based) and Scope 3 (categories 1-14) emissions relative to the 2019 baseline.
Scope 1 emissions totaled 17,146 tons of CO2eq in 2025, representing a 4% reduction compared with the prior year. The decrease was primarily driven by lower fuel consumption across the portfolio, and across the bank’s owned and leased vehicles. Compared with the 2019 baseline, emissions have reduced by 66%, thereby exceeding the 46% reduction required by 2030 at year-end 2025.
Scope 2 (market-based) emissions amounted to 16,846 tons of CO2eq, a 31% year-on-year decrease. This reflected continued renewable electricity sourcing and lower overall energy consumption across own operations. Compared with the 2019 baseline, emissions have reduced by 82%, which is above the reduction required under the 2030 target at year-
end 2025.
Scope 3 emissions (categories 1-14) totaled 1,011,571 tons of CO2eq in 2025, representing a 2% decrease compared with the prior year. The year-on-year reduction resulted from the combined impact of lower reported emissions across purchased goods and services, business travel and upstream leased assets. Compared with the 2019 baseline, emissions have reduced by 47%, broadly aligned with the 46% reduction required under the 2030 target at year-end 2025.

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Annual Report 2025	Climate change

Gross Scope 1, 2, 3 and Total GHG emissions1

	Dec 31, 2025[2]	Dec 31, 2024[3]		Milestones and target years
			Variance from previous period (in %)	Base year (2019)	Target 2030 (in %)	Variance from base year (in %)
Scope 1 GHG Emissions
Gross Scope 1 GHG emissions (in tCO2eq)[4]	17,146	17,814	(4)	50,273	(46)	(66)
Scope 1 emissions from regulated emission trading schemes (in %)[5]	N/A	N/A	N/A	N/A	N/A	N/A

Scope 2 GHG Emissions[6]
Gross location-based Scope 2 GHG emissions (in tCO2eq)	90,448	102,614	(12)	N/A	N/A	N/A
Gross market-based Scope 2 GHG emissions (in tCO2eq)	16,846	24,288	(31)	94,089	(46)	(82)

Scope 3 GHG Emissions
Total Gross indirect (Scope 3) GHG emissions (in tCO2eq)[16]	634,884,643	458,328,663	N/M	N/A	N/A	N/A
Total Gross indirect (Scope 3) GHG emissions (in tCO2eq) - Cat. 1-14	1,011,571	1,033,998	(2)	1,910,254	(46)	(47)
Category 1 - purchased goods and services[7]	677,670	684,791	(1)
Category 2 - capital goods[7]	9,809	6,536	50
Category 3 - upstream fuel and energy related activities	28,970	30,159	(4)
Category 4 - upstream transportation and distribution[7]	15,320	9,593	60
Category 5 - waste generated in operations[8]	611	973	(37)
Category 6 - business travel[9]	67,593	86,694	(22)
Category 7 - employee commuting/working from home[10]	109,717	106,111	3
Category 8 - upstream leased assets[11]	62,342	66,736	(7)
Category 9 - downstream transportation and distribution[12]	33,314	35,517	(6)
Category 10 - processing of sold products[13]	N/A	N/A	N/A
Category 11 - use of sold products[14]	657	526	25
Category 12 - end-of-life treatment of sold products[14]	11	16	(32)
Category 13 - downstream leased assets	5,557	6,346	(12)
Category 14 - franchises[15]	N/A	N/A	N/A
Category 15 - investments[16]	633,873,072	457,294,665	N/M

Total GHG Emissions[17]
Total GHG emissions (location-based) (in tCO2eq)[16]	634,992,237	458,449,091	N/M
Total GHG emissions (market-based) (in tCO2eq)[16]	634,918,635	458,370,765	N/M
N/A - not applicable
N/M - not meaningful
1The Group’s greenhouse gas emissions for Scope 1, Scope 2 and Scope 3 have been calculated and reported in accordance with the Greenhouse Gas Protocol Corporate
Accounting and Reporting Standard. The financial consolidation perimeter of Deutsche Bank is identical to that of the operational control one
2Scope 1, Scope 2 and Scope 3 categories 1-14 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December 2025, which are based on prior year’s fourth quarter
3Prior-year figures for Scope 1, Scope 2 and Scope 3 categories 1-14 are always adjusted to a January to December reporting basis. This is because the estimates applied at the close of the 2024 fiscal year have been replaced with actual data as it became available after publication, including updated power grid factors and methodology improvements
4 Scope 1 GHG emissions include direct greenhouse gas emissions from sources owned or controlled by the Group, including stationary combustion, mobile combustion, and fugitive emissions. Emissions are calculated using U.K. government conversion factors
5The Group does not generate Scope 1 emissions subject to regulated emissions trading schemes; therefore, no Scope 1 emissions are reported under any regulated
Emissions Trading Scheme (ETS) (0%)
6 Scope 2 emissions are reported using both location-based and market-based approaches. The location-based method reflects the average emission intensity of the electricity grids where energy consumption occurs. The market-based method reflects emissions from electricity procured through contractual instruments. Emission factors and residual mix data are sourced from the U.K. Department for Energy Security and Net Zero (DESNZ), the GHG Protocol, U.S. Emissions and Generation
Resource Integrated Database (eGRID), the International Energy Agency (IEA), and Environment Canada. The factors include all greenhouse gases and the gases’ Global
Warming Potential pursuant to IPCC AR6 assessments
7 Scope 3 categories 1, 2 and 4 are calculated using a hybrid methodology, combining primary supplier-specific emissions data with secondary spend-based estimates derived from supplier spend. Year-on-year variations reflect change in the proportion and availability of primary versus secondary data used in each reporting year
8 Emissions from waste generated in operations is calculated using U.K. Government conversion factors for waste disposal. The reduction in waste-related emissions is primarily driven by a lower volume of waste sent to landfill during the reporting period compared to the prior period
9The overall decrease in business travel emissions reflected updated load factor assumptions within DESNZ emission factors applied to 2025 air travel-related activity
10Employee commuting emissions increased during the reporting period, driven by higher reported activity across both commuting and homeworking

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Annual Report 2025	Climate change

11Upstream leased assets emissions relate entirely to energy usage from the Group’s regional data centers globally. Country-specific IEA emission factors are applied
(including direct and upstream emissions) to convert energy usage into greenhouse gas emissions
12Ad-hoc branch visits are not included. All reported transport emissions are a well-to-wheel approach
13Scope 3 Category 10 (Processing of sold products) is not applicable, as the Group does not sell physical products that undergo further processing
14Categories 11 and 12 emissions are calculated using total number of customers as the primary activity metric. Customer data from Germany is used as a representative basis to derive global estimates
15No emissions are reported under Scope 3 Category 14, as this category was assessed as not relevant
16Group financed emissions comprise the bank’s corporate lending book and residential real estate (total committed exposure across Scope 1, 2 and 3) and Asset
Management division activities, including sovereign bond exposure. In 2025 compared to 2024, Group financed emissions also include Scope 3 financed emissions from
Asset Management. The application of the improved methodology for Scope 3 emissions reporting for portfolio holdings in 2025, resulted in 197 MtCO2e of emissions reported in 2025. Further details on the bank’s financed emissions can be found in the “Financed emissions: Scope 3 Category 15” sub-chapter and in the “Metrics and
Targets” sub-chapter for Client portfolios in Asset Management as part of this “Climate Change” chapter
17Total greenhouse gas emissions comprise actual, estimated, or extrapolated data, including all market-based or location-based Scope 1 and 2 emissions and relevant categories of Scope 3 emissions. All assumptions and calculation methodologies applied to Scope 1, Scope 2, and Scope 3 categories 1-14 are aligned with ISO 14064 standards
Greenhouse gas intensity based on net revenue
The greenhouse gas intensity was calculated by dividing total greenhouse gas emissions (Scope 1, Scope 2 and Scope 3)
by net revenue for the financial year. Net revenues are the total of interest income and noninterest income and are presented below in million euros.
The net revenue figures used in the calculation were consistent with those reported in the Group’s Consolidated
Financial Statements for the financial year 2025.

GHG Intensity Values (in tCO2eq)[1]	Dec 31, 2025[2]	Dec 31, 2024	Variance from previous period (in %)
Total GHG emissions (location-based) per net revenue (in tCO2eq/€ m)[3]	19,784	15,235	N/M
Total GHG emissions (market-based) per net revenue (in tCO2eq/€ m)[3]	19,782	15,232	N/M

Net revenues (in € m)[4]	32,096	30,092	7
N/M - not meaningful
1The Group’s greenhouse gas emissions for Scope 1, Scope 2 and Scope 3 have been calculated and reported in accordance with the Greenhouse Gas Protocol Corporate
Accounting and Reporting Standard
2 Scope 1, Scope 2 and Scope 3 categories 1-14 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December 2025, which are based on prior year’s fourth quarter
3In 2025 compared to 2024, Group financed emissions also include Scope 3 financed emissions from Asset Management. The application of the improved methodology for Scope 3 emissions reporting for portfolio holdings in 2025, resulted in 197 MtCO2e of emissions reported in 2025
4This information is disclosed in both Deutsche Bank’s 2025 Annual Report and Financial Data Supplements release for Quarterly results. All net revenue metrics use annual net revenues for the financial year (January-December)
GHG removals and GHG mitigation projects
ESRS E1-7
Climate change mitigation, including the limited use of voluntary carbon credits, remains an important measure for the bank’s broader decarbonization pathway. The Group purchases voluntary carbon credits annually to compensate for greenhouse gas emissions that are residual, or otherwise unavoidable from own operations (Scope 1 and Scope 2), and indirect Scope 3 emissions from business travel. Other Scope 3 categories are not compensated and continue to be addressed through a reduction-first approach.
Residual emissions are defined as those that cannot be eliminated through energy efficiency measures, renewable electricity procurement, and other operational abatement measures during the reporting year. Carbon credits are therefore used only to neutralize unavoidable emissions and are supplementary to the bank’s long-term emissions reduction targets, ensuring that reliance on credits does not substitute emissions reductions or delay progress toward the net zero commitment. These credits are sourced exclusively from projects certified under internationally recognized standards and are subject to the bank’s internal governance and due-diligence processes.
In the current reporting year, the Group purchased and retired a total of 101,585 tons of CO2eq in voluntary carbon credits across Asia, Africa, and Latin America. Of this, 17% was accounted for by carbon removal projects, primarily from biochar and nature-based projects. The remaining 83% was from projects to avoid emissions. All projects are assessed against predefined quality criteria, guided by the Core Carbon Principles (CCP) framework, which provides a recognized reference for assessing quality and integrity in the voluntary carbon market. No carbon credits were carried for future retirement beyond those required to neutralize residual emissions in line with the bank’s transition pathway.
Deutsche Bank does not generate, convert or sell greenhouse gas removals or mitigation outcomes as carbon credits to third parties on voluntary or Government-regulated carbon markets. The bank does not develop or finance carbon removals, carbon storage or carbon mitigation projects within its own operations or supply chain. Accordingly, no claims are made for emission reductions or removals outside the value chain, other than those compensated through the retirement of certified carbon credits. Public claims of carbon neutrality are made only in relation to residual operational emissions.

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Annual Report 2025	Climate change

The bank continuously assesses the role of carbon credits within its overall decarbonization strategy as it progresses toward net zero emissions.
Carbon credits retired1

Carbon credits	Dec 31, 2025[2]
Total carbon credits (in tCO2eq)	101,585
Total amount of carbon credits outside value chain planned to be cancelled in future	N/A
Total amount of carbon credits outside value chain verified against recognized quality standards and cancelled	101,585
Recognized quality standard (Puro Earth) (in %)	5
Recognized quality standard (Global C-Sink Registry) (in %)	8
Recognized quality standard (Gold Standard) (in %)	75
Recognized quality standard (Verified Carbon Standard (VERRA)) (in %)	12
Share from removal projects (in %)	17
Share from reduction projects (in %)	83
Share from projects within the EU (in %)	N/A
Share of carbon credits that qualify as corresponding adjustments (in %)	N/A
N/A - not applicable
1No quantitative information on GHG removals is presented, as the Group does not perform GHG removal activities within its own operations or supply chain. Accordingly, the disclosures set out in ESRS E1-7, including information on removal technologies, storage methods, permanence, leakage and reversal risks, are not applicable
2Figures for 2025 include actual numbers for the period from 1 January to 30 September 2025 and best estimate numbers for the period from 1 October to 31 December
2025, which are based on prior year’s fourth quarter
Climate and other environmental risks
Managing climate-transition, climate-physical and other environmental risks (for simplicity, also referred to as “climate and environmental risks” in the remainder of this chapter) is a key component of the Group’s sustainability strategy.
Deutsche Bank embeds climate and environmental risks into its business-as-usual risk management frameworks, processes, and appetite, leveraging a comprehensive range of risk identification and classification approaches to prioritize areas presenting the highest potential impact.
In 2025, Deutsche Bank continued to further enhance its Climate and Environmental risk management, specifically through:
–Refining the CO2 Estimation Model for Residential Real Estate (RRE)
–Extending Scope 3 category 15 emissions coverage to include facilitated emissions
Deutsche Bank’s Asset Management division (DWS) has its own risk management framework in relation to climate and environmental risks. Impacts, risks and opportunities of this segment, together with their policies, are described in the chapter “Client portfolios in Asset Management” within this Sustainability Statement.
In compliance with requirement ESRS E1-1, Deutsche Bank hereby discloses that it is not excluded from EU Paris-aligned
Benchmarks.
Governance
ESRS 2 GOV-2
Deutsche Bank’s governance of climate and environmental risks varies by activity and forms an integral part of its overarching sustainability governance. The governance of the activities that drive the bank’s transformation, including those needed to fulfill Deutsche Bank’s pledge to achieve net zero by 2050, is led by dedicated steering committees, while business-as-usual activities are incorporated into the bank’s existing risk management governance structure. For the Change-the-Bank governance, please refer to the “Sustainability Governance“ section of this Sustainability
Statement.
The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board, has the mandate to oversee risk- and capital-related matters. This includes overall responsibility for the bank’s Climate and
Environmental risk management framework. The Committee approves the bank’s Climate and Environmental Risk
Appetite, including the appetite for deviation from the net zero decarbonization pathways. It receives monthly updates on financed emissions and net zero alignment via the Risk and Capital Profile report.

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Other governance bodies or functions are responsible for the development and management of specific elements of climate and environmental risks:
–The Operational Risk Committee which oversees, governs and coordinates the management of operational risks group-wide and establishes a cross-risk and holistic perspective of the bank’s key operational risks, including risks to the bank’s own infrastructure and employees arising from climate and environmental risks
–The Group Reputational Risk Committee, a direct subcommittee of the Management Board, has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework including sustainability-related matters
–The Head of Enterprise and Treasury Risk Management (ETRM), reporting to the Chief Risk Officer, owns the Group’s overall management and appetite frameworks for climate and environmental risks; this includes the qualitative risk appetite principles, quantitative risk appetite metrics and holistic monitoring of risks across different risk types and portfolios
–
Deutsche Bank’s Net Zero Forum is responsible for the assessment of new lending which could have a significant impact on the bank’s financed emissions and decarbonization targets. Members of the forum are senior representatives from the
Business, Risk and the Chief Sustainability Office. Following the establishment of divisional carbon budgets, cascading the Group Risk Appetite to Businesses, the Investment Bank and the Commercial Bank each maintain their own Net Zero
Forum.
Climate and environmental risk topics are also standing agenda items of business unit risk councils and other committees and fora.
The Management Board receives monthly updates on financed emissions and net zero alignment via the Risk and Capital
Profile report. Each of Deutsche Bank’s core businesses integrates climate and environmental risks into planning and risk appetite statements as part of the bank’s annual strategic planning process, approved by the Management Board.
Compliance is part of the overall Governance around climate and environmental risks and recognizes ESG risks as cross-
risk drivers integrated across Compliance risk types. These ESG drivers and risk types are an integral part of the annual
Compliance risk assessment..
The 3rd Line of Defense, Deutsche Bank’s Internal Audit function (Group Audit), provides independent and objective assurance to the Management Board of Deutsche Bank AG on the adequacy of the design, operating effectiveness and efficiency of all the bank’s risk management processes, which includes climate and environmental risks. Group Audit also acts as an independent, proactive and forward-looking challenger and adviser to Senior Management of the Group.
Strategy
Deutsche Bank’s management of climate and environmental risks and opportunities is part of its broader sustainability strategy and supports the commitment to align the bank’s portfolio with net zero by 2050. Other components of the bank’s sustainability strategy, together with the bank’s positive impacts and opportunities, including growth in sustainable financing, sustainable investment volumes and the broader Environmental and Social Policy Framework, are described in the “Sustainable finance” and “ESG due diligence” chapters of this Sustainability Statement.
Transition Plan for climate change mitigation
Deutsche Bank’s transition plan for climate change mitigation is described in detail in the “Transition Plan” sub-chapter as part of the “Climate change” chapter of this Sustainability Statement.
Material impacts, risks and their interaction with strategy and business model
In 2025, Deutsche Bank identified material potential negative impacts from climate-change mitigation through its double materiality assessment process, as detailed in the “Double materiality assessment” chapter of this Sustainability
Statement. These negative impacts, stemming from the bank's financing activities and client portfolio, are expected to materialize in the longer term (more than five years). To conduct this assessment, Deutsche Bank leveraged existing
Climate & Environmental (C&E) risk assessment processes, including climate and nature scenario analysis, to evaluate its loan portfolio's exposure, and utilized its Environmental & Social (E&S) due diligence process for sector and country-level analysis of C&E exposures.

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Annual Report 2025	Climate change

For climate change mitigation, potential material negative impacts to the environment and society were identified in relation to:
–Financing or investing in clients or assets in high carbon-emitting industries without credible transition plans, which could in turn lead to increases in GHG emissions
–Restricting lending to clients in high carbon-emitting industries which, as a consequence, could reduce the availability of financial resources needed by these companies for the implementation of their transition strategies
For climate change adaptation, potential negative impacts to the environment and society were all scored below the materiality threshold set by the bank.
From a risk management perspective, climate change and environmental degradation continue to contribute to a wide range of financial and operational risks for the bank. Slow global progress toward net zero is raising concerns regarding these risks, with a large percentage of global listed companies not aligned with the pathway to keep global warming to
2°C or less. This exposes the bank not only to higher credit risk but also to legal and reputational risks.
Acute and chronic physical risks linked to increasing global average temperatures may increase in severity even if decarbonization efforts prove successful. These physical risks can impact Deutsche Bank’s operations and the assets of its clients by reducing asset values, potentially leading to destruction or degradation of property, and interrupting business operations, including supply chain disruptions.
Beyond climate, nature-related risks have continued to attract significant attention in 2025 as their importance becomes increasingly clear. These risks can manifest as credit risk, particularly for sectors reliant on ecosystem services like agriculture, forestry and tourism, and operational risks stemming from the disruption of crucial ecosystem services.
Investor sentiment, regulatory shifts and emerging disclosure frameworks are contributing to direct capital towards nature-positive enterprises, increasing the risk for banks holding assets in sectors lagging in nature-related risk management.
In response to these evolving risks, Deutsche Bank actively develops and strengthens its climate and environmental risk management framework. This involves integrating climate and environmental risk considerations across all relevant processes and disciplines, enhancing frameworks, tools and analytics to support its transition plan. The bank also utilizes climate stress test methodologies to integrate transition and physical risks into its internal stress testing framework.
Furthermore, Deutsche Bank leverages transition, physical and nature-risk scorecards to guide the evaluation of climate and nature-related impacts on credit assessments.

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Annual Report 2025	Climate change

Deutsche Bank´s definitions of climate and nature risks (or other environmental risks)

Climate Transition Risks

Transition risks can arise from the transition towards a low-carbon economy. Examples include:

- **Strategic risks** such as potential loss of revenues from the withdrawal of financing to high-emitting counterparties
- **Credit risks** from defaults or deterioration of credit ratings of clients unable to adapt their business models
- **Credit risks (collateral values)** from depreciation of asset values driven by energy efficiency issues/CO_2 pricing
- **Market risks** from stranded assets in the trading book, or reduced commodity/asset valuations
- **Liquidity risks** linked to funding from clients/sectors most exposed to transition risks
- **Reputational risks** from the bank being perceived as supporting environmentally damaging clients/sectors and failing to mobilize capital to support the transition

Climate Physical Risks

Physical risks can arise from more frequent and severe extreme weather events ("acute") and gradual changes in the environment ("chronic") due to a changing climate.

- **Credit risks** from defaults of clients directly/indirectly impacted by these events and depreciation of collateral values
- **Market risks** from short-term market volatility as a result of physical risk events or fundamental re-pricing of asset values in regions/sectors impacted by chronic negative events
- **Liquidity risks** if the Group is materially reliant on funding from clients/sectors most exposed to acute and/or chronic physical climate risks
- **Operational risks (Business continuity)** from impacts of acute and/or chronic physical climate risk events on the bank's offices and processes

Nature (or other environmental) risks

Nature risks are potential (financial and non-financial) threats posed to an organization that arise from its and other organizations' dependencies and impacts on nature. They can result from:

- actions aimed at protecting, restoring and/or reducing negative impacts on nature (impacts)
- the degradation of nature and loss of ecosystem services (dependencies)

The mitigation of these risks is an integral part of the bank’s strategy and business model. The main components of this strategy are the following:
–Its transition plan
–Its sectoral decarbonization targets and pathways for climate change mitigation (both addressed in separate sections of this chapter)
–The monitoring and management of risk concentrations (e.g., through Early Warning Indicators) and the incorporation of climate and environmental risks into the bank’s Risk Management frameworks
Resilience of the bank
ESRS E1-1 related to ESRS 2 SBM-3
To assess the materiality of climate and environmental risks across short-, medium-, and long-term horizons and to test business resilience against these risks, the bank utilizes scenario-based materiality assessment and stress testing. The specific scenarios employed by Deutsche Bank are outlined in the “Process to identify and assess climate-related risks:
the scenarios” section of this chapter.
Process to identify and assess climate-related risks: financial materiality assessment
ESRS 2 IRO-1
The risk function of Deutsche Bank conducts an annual financial materiality assessment to test the bank’s resilience to climate and nature risks. The output of the materiality assessment feeds into risk management processes such as the risk inventory and is used to inform the Internal Capital Adequacy Assessment Process (ICAAP) and therefore supports the key climate-related assumptions made in the bank’s financial statements.

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Annual Report 2025	Climate change

The bank assesses these risks via scenario analysis applied to each of the bank’s main risk types, across all material portfolios, economic sectors, geographies, and across the short-, medium- and long-term horizons. For the purpose of its climate and environmental materiality assessment, Deutsche Bank has defined its time horizons in the following way:
–Short-term: 1 to 2 years
–Medium-term: 3 to 5 years (i.e., from the first day of the third year)
–Long-term: More than 5 years
The scope of the materiality assessment and resilience analysis for climate and environmental risks covers almost the entirety of the bank’s portfolios and includes Corporates, Sovereigns, Commercial and Residential Real Estate, Wealth
Management and Consumer Finance (with nature scenarios only applied to portfolios identified as high risk for nature).
With respect to climate risk, the drivers considered are transition risks (arising from policy, technology and behavioral changes) and physical risks arising from acute (extreme weather events) and chronic (gradual changes in the climate/
environment) drivers. With respect to nature risk (or other environmental risks), the bank considered drivers of nature loss arising from (i) terrestrial biodiversity and habitat loss, (ii) water depletion, (iii) ecosystem degradation from waste and pollution and (iv) marine ecosystem degradation (from marine ecosystem use).
The analysis of how these factors may contribute to each relevant risk type, namely credit, strategic and reputational, market, liquidity and operational risks, was tailored to their specificities, as described in the following paragraphs.
Credit risk shocks are modelled as credit rating migrations leading to shifts in the probability of default of clients affected, which in turn increase their expected credit losses. For instance, extreme weather-related events can affect a borrower’s own operations and value chain, and can result in loss of revenue, increased capital needs, insurance costs and liabilities. For transition risks, increases in credit losses are expected for carbon-intensive corporates under scenarios of decarbonization of the economy where their product is of decreasing relevance and they have failed to adapt their business model.
The strategic and reputational risk assessment captures the impact on revenues and costs arising from climate and environmental risks. The analysis on strategic risks relates to the exposure identified as vulnerable in the climate transition, climate physical and nature risk scenarios. The main sources of strategic risks identified for the bank are three-
fold:
–Loss of revenues from phasing out high-emitting clients (unwilling/unable to transition)
–The bank failing to take advantage of changing client behavior and opportunities presented by the transition, leading to a loss of market share and failure to replace revenues
–The bank’s client viability is negatively impacted, leading to reduced business and foregone revenues
Transition-related market risks are driven by new policies and regulations, new technologies and shifting customers/
investors sentiments and preferences; they transmit to the bank through valuation losses on exposures to clients and assets impacted (market value losses under stress).
Lastly, the key metric for the estimate of liquidity risk effects is the loss of funding from withdrawals of deposits and drawings against committed lending facilities (estimated on the basis of scenarios) of companies affected by the scenario shocks, such as companies involved in the extraction/processing of fossil fuels and companies with carbon intensive business models. For a description of the scenarios, please refer to the section “Process to identify and assess climate-
related risks: the scenarios”.
The outcomes of the 2025 risk materiality assessment remain consistent with the previous year’s. Compared to the previous assessment, increased physical risks drive higher credit risk impacts in the long term under the low transition /
high physical risk scenario. Higher strategic risk under the low transition scenarios stems from anticipated revenue attrition from carbon-intensive clients.

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Annual Report 2025	Climate change

Results of financial materiality assessment

Scenarios
		Low transition and high physical risk	Moderate transition and physical risk	High transition and low physical risk	Disorderly transition and high physical risk
Time horizon	Risk type	STEPS | High	APS | Med-High	NZE | Low	Disorderly | High

Short term	Credit risk
Market risk
Liquidity risk
Strategic risk
Reputational risk
Operational risk
Medium term	Credit risk
Market risk
Liquidity risk
Strategic risk
Reputational risk
Operational risk
Long term	Credit risk
Market risk
Liquidity risk
Strategic risk
Reputational risk
Operational risk

Most material	Least material

The disorderly scenario is extremely unlikely to materialize in short to medium term. For this reason, results of the scenario are only shown for the long term.

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Annual Report 2025	Climate change

The results of the bank’s financial materiality assessment indicate that short-term financial impacts are expected to be limited. This is primarily because even in higher transition risk scenarios, significant rebalancing away from fossil fuels or other substantial shifts in demand or technology are not anticipated over such a brief timeframe. Similarly, physical risks are not expected to materially change within this short period.
In the medium term, higher impacts linked to climate transition risk drivers, particularly within a net zero scenario, begin to materialize across credit, operational, strategic and reputational risks, without crossing the materiality threshold.
These impacts are driven by factors such as:
–Deterioration in the credit risk profiles of Oil and Gas and Coal sectors, with larger impacts also starting to emerge for corporate clients in other high-carbon intensity sectors, as well as for the most vulnerable sovereigns and financial institutions
–Valuation pressure on less energy-efficient real estate exposures due to tightening energy efficiency minimum standards and increased energy consumption costs, impacting credit risk
–Foregone revenues resulting from the exit of carbon-intensive clients lacking credible transition strategies, coupled with heightened competition for sustainable clients and financing, reflected in strategic risk
–Potential reputational and litigation risks should the bank be perceived as a negative outlier relative to peers in the execution of its sustainability commitments
–Potential for operational risk impacts stemming from physical risk events
–
In the long term, cumulative impacts are higher across risk types and scenarios. Under higher transition scenarios, a broader range of clients are affected, leading to a more pronounced potential deterioration in portfolio credit quality.
Revenue attrition (strategic risk) and potential reputational impacts also increase. Conversely, physical risks drive substantial losses in low transition risk scenarios, materially impacting operational, credit, strategic and reputational risks.
The disorderly transition scenario yields the highest losses across all scenarios, as clients face punitive carbon taxes and related policies with limited time to adapt, underscoring the need for a more orderly transition.
Scenario analysis is applied to the bank’s portfolios under the conservative assumption of a static balance sheet, without accounting for potential changes in capital allocation. While the bank retains significant flexibility to manage down higher risk exposures over time, particularly in the long term, the available scenarios inherently carry a substantial level of uncertainty. This is especially true for the long term, as the scenarios do not fully consider potential risks arising from non-linearities, compounding effects and tipping points, which could lead to more severe outcomes than currently modeled.
The results of this analysis are considered in the bank’s risk management frameworks, including the risk inventory and
Internal Capital Adequacy Assessment Process (ICAAP). To ensure the bank remains resilient to these shocks and adequately capitalized, Deutsche Bank has put in place an expert-driven add-on to its economic capital. This add-on is specifically designed to capture uncertainty related to tail losses that could arise in certain sectors from unexpected and abrupt changes in carbon prices.
The orderly and progressive execution of the bank’s sustainability strategy, including net zero targets, growth in sustainable and transition financing, greater integration of nature into the bank’s risk frameworks, as well as client, product and regional strategies, is key to mitigate credit and reputational risk impacts over the long term.
Stress testing
Alongside the annual risk materiality assessment, Deutsche Bank conducts an annual climate stress test. This exercise employs a similar framework of scenarios, ranging from high-transition/low-physical risks to low-transition/high-physical risks, across all relevant risk types. It incorporates both orderly and disorderly scenarios, with the selection of portfolios in scope informed by the risk materiality assessment results.
The stress test for credit risk includes transition and physical risks shocks across Large Corporates, Mid-caps, Leveraged and Structured Finance, Residential and Commercial Real Estate over the short, medium- and long-term horizons.
The stress testing approach for credit risk in the corporate portfolio uses:
–For transition risk: a logistic regression model incorporating stressed financial ratios at individual client level, based on climate-related and macroeconomic variables. The model considers, as key drivers, carbon prices, emissions reduction pathways and decarbonization targets, energy prices and demand, and sectoral gross value added (GVA) projections
–For physical risk: a Merton model which uses estimates of the devaluation of company assets resulting from acute and chronic physical risk drivers under a range of temperature scenarios to stress the Probability of Default (PDs) of the companies in scope

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Annual Report 2025	Climate change

The stress testing methodology for credit risk in the real estate portfolio applies shocks to clients’ Loss Given Default
(LGDs) via:
–For transition risk: Collateral devaluation based on (i) haircut per EPC rating for residential mortgages and (ii) carbon price projections and emissions pathways from the Carbon Risk Real Estate Monitor for commercial real estate loans
–For physical risk: Collateral devaluations informed by Standard & Poor’s financial impacts for both residential mortgages and commercial real estate loans
The stress testing methodology for market risk estimates net stressed P&L losses in the bonds and equity trading book, tested in the short- and medium- term in a disorderly transition scenario.
The stress testing methodology for strategic risks covers all clients in scope of the net zero targets and models foregone revenues resulting from (i) the phase-out of Oil and Gas and Coal clients in line with the net zero pathways as well as (ii)
the phase out of clients that are not able/willing to transition.
Liquidity is stress-tested, for both transition and physical risks:
–In the short- and medium-term, as a second order effect of Profit and Loss impacts from other risk types (credit, market, operational)
–In the long term, as a loss of funding from vulnerable depositors
–
Operational risks are stressed across all time horizons for both transition (based on litigation scenarios) and physical risk drivers (based on scenarios of changes in location strategy due to increases in extreme weather events).
Process to identify and assess climate-related risks: the scenarios
Deutsche Bank uses a range of scenarios from different frameworks to assess future potential financial impacts arising from climate change. The scenarios simulate the impact of climate-physical and climate-transition risks drivers, in the short-, medium- and long-term, and span from orderly/net zero (underpinning the decarbonization strategy of the bank), to disorderly transition and “hot house” scenarios. The bank also uses bespoke scenarios, developed in-house, to stress its portfolios against the drivers of nature-related risks. This breadth of scenarios gives the bank confidence that key plausible risks and uncertainties arising from climate change are covered.
All scenarios conservatively assume a constant balance sheet throughout their time horizon, with no considerations for rebalancing or mitigating measures that would very likely be implemented by the bank in the future.
For climate-physical risks, the bank follows Standard & Poor (S&P)’s modelling framework. The S&P model uses information on (i) the type of each asset, (ii) its geographical location, (iii) the location’s corresponding exposure to an array of discrete climate change hazards and (iv) the asset’s impact function (the relationship between the degree of change in climate hazard exposure and change in financial impact for a given type of asset). It is applied across four future climate change scenarios based on the Intergovernmental Panel on Climate Change (IPCC) Representative
Concentration Pathways (RCP) and Shared Socioeconomic Pathways (SSP). The methodology covers eight acute and chronic natural hazard types: fluvial flood, coastal flood, wildfires, drought, extreme heat, tropical cyclone, water stress, extreme cold. Deutsche Bank uses four RCP scenarios:
–High climate change: Low mitigation scenario where total greenhouse gases (GHG) emissions triple by 2075 and global average temperatures rise by 3.3°C to 5.7°C by 2100 (acute physical risk)
–Medium-High climate change: Limited mitigation scenario where total GHG emissions double by 2100 and global average temperatures rise by 2.8°C to 4.6°C by 2100
–Medium climate change: Strong mitigation scenario where total GHG emissions stabilize at current levels until 2050 and then decline and global average temperatures rise by 2.1°C to 3.5°C by 2100
–Low climate change: Aggressive mitigation scenario where total GHG emissions reduce to net zero by 2050
The assessment of climate-transition risks is based on four scenarios:
–The Stated Policies Scenario (STEPS) reflects the current specific energy, climate and related industrial policy settings in countries around the world that have been adopted or put forward, as well as policy intentions not yet codified into law but supported by markets, infrastructure and financial conditions.(low transition risk); CO₂ emissions fall only moderately and therefore global warming continues to worsen, with the temperature rise heading towards 2.4°C in
2100 (IEA, 2024) causing high physical risks
–The Announced Pledges Scenario (APS) assumes that all climate commitments made by governments (including
Nationally Determined Contributions) and industries around the world will be met (moderate transition risk); if successfully fulfilled, this would be consistent with a temperature rise of 1.7°C in 2100 (IEA, 2024) causing moderately high physical risks

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Annual Report 2025	Climate change

–The Net Zero Emissions by 2050 scenario (NZE) sets out a pathway for the global energy sector to achieve net zero
CO₂ emissions by 2050 and limits global warming to 1.5°C (IEA, 2024) through stringent climate policies and innovation; In this scenario, physical risks are relatively low but transition risks are high
–The Disorderly Scenario (delayed transition) assumes that annual emissions do not decrease until 2030 with drastic policies needed thereafter to limit warming to below 2°C. This leads to higher transition and physical risks than the
NZE by 2050 scenario
While nature risks are not considered material for the 2025 double materiality assessment, the bank recognizes the increasing importance of these risks to the bank and its stakeholders (from the regulators and supervisors, to the investors and clients As part of this work, a standardized and comprehensive set of nature risk scenarios, such as the ones available for climate, is not yet available to serve the needs of financial institutions. To fill this gap, Deutsche Bank developed 20 in-house exploratory transition and physical nature risk scenarios, covering each of the four nature risk types assessed by the bank, namely (i) Terrestrial biodiversity and habitat loss, (ii) Water depletion, (iii) Ecosystem degradation from waste and pollution and (iv) Marine ecosystem degradation. The scenario narratives were informed by the review of the conclusions of chapter four of the Intergovernmental Science-Policy Platform on Biodiversity and
Ecosystem Services (IPBES) global assessment report, the work on nature risks scenarios of the World Bank, use cases developed by the Cambridge Institute for Sustainability Leadership with global banks, the full list of Explorative Nature-
Related risk Scenarios developed jointly by the Bank of Negara Malaysia and the World Bank Group in 2023, among others. The nature risk scenarios were developed across the short-, medium- and long-term time horizons (i.e., each scenario was attributed a specific time horizon). The definitions for short-, medium- and long-term are provided in the previous sub-chapter.
Impact, risk and opportunity management
Negative impacts and risks are identified and assessed through the double materiality assessment process, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement. The present sub-chapter focuses on the assessment of climate and environmental risks.
The bank’s processes for identifying material climate and environmental risks are detailed in the “Resilience of the bank”
sub-chapter of this Sustainability Statement. Implementation of the bank’s overall climate and environmental risk management framework is outlined in the “Actions and resources in relation to climate change policies” sub-chapter.

Topic: Climate Change

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Climate change mitigation	Downstream	Short-term (CB) Long-term (AM)	Negative impact	Financing and investing in high GHG-emitting sectors without credible transition plans	Positions and minimum standards of ES due diligence Reputational risk framework Sectoral policies Equator principles	ES due diligence process Reputational risk assessment Transaction assessments	Number of matters/ transactions/ clients assessed

		Medium- term	Risk
Risk of financial loss due to
clients/investees failing to
transition their business
model and strategies as well
as the bank failing to respond
to clients’ demand for
climate related products and
services
					Climate and environmental risk framework	Processes in line with the frameworks for credit, market, liquidity, operational risk as well as risk appetite Trainings	Net zero targets for carbon-intense sectors GHG emissions (Scope 3, Cat. 15) AM: WACI for AuM (Target and actuals)

Energy		Long-term		Risk of financial loss due to clients/investees failing to adopt their business models and strategies with regards to energy from fossil fuels

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Annual Report 2025	Climate change

Policies related to climate change mitigation and adaptation
ESRS E1-2, ESRS 2 MDR-P
Deutsche Bank considers climate and environmental risks as drivers of existing risk types within the Group’s risk taxonomy. In this context:
–The Head of Enterprise and Treasury Risk Management (ETRM), reporting to the Chief Risk Officer, owns the Group’s overall management and appetite frameworks for climate and environmental risks; this includes the qualitative risk appetite principles, quantitative risk appetite metrics and holistic monitoring of risks across different risk types and portfolios
–The Heads of the credit, market, liquidity, operational risk functions (Risk Type Controllers), also reporting to the Chief
Risk Officer, are responsible for the establishment and operation of appropriate controls and the monitoring and appetite setting of climate and environmental risk drivers
The overarching framework for the management of climate and environmental risks is described in the Climate and
Environmental Risk Management document which supports the Risk Management Principles of the Group. The document sets out key requirements around governance, risk identification and materiality assessment, risk appetite strategy and planning, risk monitoring and control, and stress testing. The requirements set out in the document apply to all divisions
(i.e., Investment Bank, Corporate Bank and Private Bank) and geographies of the bank apart from the Asset Management division. The Asset Management division of the group, operating under the brand DWS, is covered in the chapter “Client portfolios in Asset Management” within this “Climate change” chapter.
The Climate and Environmental Risk Management document also includes:
–Risk appetite metrics definitions for the eight sectors covered by the decarbonization targets of the bank and the overall absolute financed emissions of the corporate loan book
–Early Warning Indicators established for climate-transition, climate-physical and nature (or other environmental) risks
The provisions contained in the document are complemented by two additional frameworks through which the bank addresses climate change mitigation and adaptation: the Environmental and Social Due Diligence Framework and the
Sustainable Finance Framework, described in the “ESG due diligence” and “Sustainable finance” chapters of this
Sustainability Statement.
Deutsche Bank’s approach to climate risk stress testing is underpinned by the Climate and Environmental Risk Stress
Testing Framework. This document formally establishes the principles, scope, process flow and governance for all climate stress testing-related activities, ensuring adherence to internal policies and external regulatory requirements.
Actions and resources in relation to climate change
ESRS E1-3, ESRS 2 MDR-A
The management of climate and environmental risks is embedded within the bank‘s overall risk management framework.
This framework does not cover DWS. This information is covered in the “Clients Portfolios in Asset Management” section.
The ongoing enhancement of the climate and environmental risk framework is integrated into one of the Group‘s Key
Deliverables overseen by the Sustainability Strategy Steering Committee. The framework has four key elements: (i) risk identification and materiality assessment, (ii) integration into risk type frameworks and processes, (iii) scenario analysis and stress testing and (iv) integration into risk appetite via utilization of a range of risk metrics and targets.

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Annual Report 2025	Climate change

Climate and environmental risk management framework

Risk identification and materiality assessment	Integration into risk type frameworks and processes	Scenario analysis and stress testing	Risk metrics, targets and integration in appetite
Materiality assessment Group Risk identification process Transition, Physical and nature risks assessments	Integration into frameworks and processes for the management of: – Credit risk – Market risk – Liquidity risk – Operational risk	Scenario analysis across climate-transition, climate-physical and nature risk drivers Integration of climate transition and physical risks in internal stress testing framework	Financed emissions and exposure to carbon-related assets Net zero targets and pathways Range of Early Warning Indicators to monitor and manage concentrations of climate-transition, climate-physical and nature risks

External engagement

Partnership for Carbon Accounting Financials	Paris Agreement Capital Transition Assessment	Nature Working Group of the Principles for Responsible Banking	Deutsche Bank's Nature Advisory Panel

The “risk identification and materiality assessment”, together with “scenario analysis and stress testing” are described in the “Resilience of the bank” sub-chapter of the “Climate change” chapter within this Sustainability Statement. The remainder of this sub-chapter covers:
–The integration of climate and environmental risk considerations in the processes and controls of each of the main risk types of the bank, namely credit, market, liquidity and operational risks
–The integration of metrics and targets into the bank’s risk appetite
Credit risk framework
Climate and environmental risk drivers are integrated across the different stages of the transaction lifecycle, including transaction approval/client onboarding, risk classification and credit ratings, portfolio analysis, and monitoring and collateral valuation.
Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. New loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors as well as those in sectors vulnerable to climate-physical and nature (or other environmental)
risks require a dedicated risk assessment from the front office and review by Credit Risk Management.
As part of the internal credit rating process, climate and other environmental risks must be assessed and, where deemed material, documented. For corporate clients, this assessment is supported by:
–A Transition risk scorecard, which use externally sourced data to assess the clients’ historical performance in terms of their GHG emissions, the scope and governance of climate commitments of clients versus their peers
–A Physical risk scorecard, providing an indication of the financial impact a given client is likely to sustain, under a given scenario, per natural hazard type, based on asset data held for the company by S&P; the scorecard is also used as a basis for selected physical risk KPIs
The output of this assessment may lead to the adjustment of relevant inputs to the bank’s internal credit rating model.
Climate risks are considered as potential triggers for inclusion in the watchlist of groups or counterparties in carbon-
intensive industries and without adequate transition risk mitigation strategy in place and/or with limited financial resources to finance their transition. The criteria take into consideration internal credit ratings and the scores from the transition risk scorecards.

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Lastly, Deutsche Bank's Environmental and Social Due Diligence Framework outlines specific restrictions, due diligence and escalation requirements for sectors with inherently elevated potential for negative environmental impacts.
With regards to the valuation of collateral, the bank’s Global Collateral Management Guide (for Banking Book Collateral)
sets its environmental standards based on the requirements of the Capital Requirements Regulation for the initial valuation, monitoring and review over the life of the loan. Deutsche Bank’s underwriting standards require real estate collateral to be appropriately insured against relevant risks including applicable natural hazards. In some countries, supplemental insurance against natural hazards is provided by the government. At year-end 2025, the European residential real estate portfolio reached € 160.6 billion. Residential mortgages for private clients in Germany constitute approximately 92% of this portfolio, encompassing around 1.1 million private residences in Germany. These properties, financed by loans secured by immovable assets, are adequately insured against relevant risks, including applicable natural hazards. The insurance cover by real estate owners is monitored and complemented or substituted by Deutsche
Bank´s own insurance.
In addition, new valuations and re-valuations require the identification of material environmental physical and transition risks that could materialize. Any identified material risks must be reflected in the credit decision and/or valuation if not mitigated by construction measures and/or insurance cover. Comparable requirements are in place for other physical collateral, including large movable assets (such as airplanes and ships) and smaller assets (such as cars and machines).
Insurance coverage on loan collateral is monitored on a regular basis, including by means of onsite inspections.
Market risk framework
As part of the market risk identification process, individual business lines are asked to consider forward-looking and/or idiosyncratic material risks, including climate and other environmental risks. These are integrated into the market risk identification documentation. Additionally, as part of the new product and transaction approval control standards of the
Market and Valuation Risk Management function, climate and environmental drivers are required to be assessed and recorded as part of the approval process.
Climate-related risks are managed within the existing market risk framework and treated as a price trigger, in the same way as market events such as central bank announcements or earnings announcements. Market and Valuation Risk
Management function monitors and reports internally emissions in its traded credit portfolio, providing insights into the top exposures, which are reported quarterly as a part of the Climate and Environmental Risk report.
Furthermore, a weekly climate stress scenario to assess transition and physical risks in the trading book portfolio is embedded into the bank’s market risk appetite framework.
Liquidity risk framework
Deutsche Bank uses stress testing and pathway analysis to assess the impact of climate risk on liquidity. In particular, the bank’s stressed net liquidity position scenarios, which are run daily, include climate disasters as possible triggers of stress
(physical risks).
The analysis shows that physical risks are generally smaller than other risks for which the bank daily reserves liquidity.
Transition risk, which is expected to develop incrementally over many years, will be managed through the Group’s annual funding planning processes. The bank also runs an internal climate stress test on liquidity.
Operational risk framework
Operational Risk Management has dedicated Risk Framework Guidelines detailing sustainability-related requirements for business divisions and Risk Type Controllers. The team uses an ESG flag to identify operational risk types where key ESG risk drivers are identified in the taxonomy.
The impacts of ESG risk drivers are assessed as part of the risk and control self assessment process of relevant operational risk types.
A monthly forum is in place to support collaboration between business divisions, risk and control functions on the introduction and monitoring of ESG as an integral element of Operational Risk Management. This forum serves as a platform for sharing activities, new regulations, remediation activities and monitoring ESG risk drivers across Deutsche
Bank’s operational risk profile.
In 2025, several banking supervisors and regulators continued to focus on the topic of greenwashing. Several initiatives have been conducted by Deutsche Bank to improve its control environment and raise internal awareness on greenwashing, including:
–Conducting a deep dive risk review in relation to the existing control environment around greenwashing

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–Applying scenario analysis as a standard risk management tool to investigate potential sources of ESG-related litigation risks, understand the main drivers and causes of such scenarios (e.g., the misrepresentation of sustainability information in corporate communication or public disclosures) as well as which controls or remediation activities can mitigate such scenarios and what steps are to be taken to improve the control environment
–Continuous monitoring of external cases of greenwashing
–Conducting mandatory greenwashing training for all Deutsche Bank employees
Furthermore, there have been additional enhancements on the identification and management of social and governance topics and their integration into the risk framework.
The management of reputational risk arising from climate and environmental risks is covered in the “ESG due diligence”
chapter within this Sustainability Statement.
Risk appetite framework
The development of risk appetite, escalation processes and governance was of particular importance in the implementation of the climate and environmental risk management framework, and in particular:
–The establishment of risk appetite thresholds around the net zero decarbonization targets, monitored via a dedicated report, with breaches escalated to the Group Risk Committee and the Group Sustainability Committee
–The review of new transactions or limit extensions with a significant impact on the bank’s financed emissions or net zero targets by a dedicated Net Zero Forum, consisting of senior representatives from the Business, Risk, and the
Chief Sustainability Office; the review of the forum’s members includes an assessment of the client’s sustainability disclosures, transition strategies, decarbonization targets and governance; new transactions must fit within Deutsche
Bank’s internal sectoral risk appetite aligned to net zero targets; the Group-level sectoral risk appetite metrics are cascaded to the business divisions, to enhance their responsibility and support their business strategies
–The sectoral restriction of the Environmental and Social Policy Framework, which are monitored and enforced through the Environmental and Social due diligence and the escalation requirements of the Reputational Risk Framework of the bank
–The establishment of Early Warning Indicators for concentrations of climate-transition, climate-physical and nature-
related risks
More information on the bank’s metrics and targets, including achieved and expected emission reductions associated to the targets, is provided in the “Metrics and targets” sub-chapter of the “Climate change” chapter. The Environmental and
Social Policy Framework is described in detail in the “ESG due diligence” chapter within this Sustainability Statement.
Trainings
Training and risk awareness sessions on climate and environmental risk were held throughout the year. The sessions were delivered to risk management staff, businesses, and senior leadership teams in various jurisdictions, on topics such as sustainable finance, physical risk assessment, nature risks and the Operational Risk ESG policy.
Resources
Climate and environmental risks and their integration into the bank’s risk management frameworks is managed via a combination of dedicated resources within the Chief Risk Office function and existing resources who have extended their remits to incorporate climate and environmental risk management into frameworks, policies and processes.
In addition, dedicated staff are assigned under the Sustainability Key Deliverable to support the execution of the bank’s sustainability strategy across divisions and functions. The Group Sustainability Committee, chaired by the Chief
Executive Officer, and its subordinate Sustainability Strategy Steering Committee, oversee the implementation of this change program, which include the following risk-relevant workstreams:
–‘Net Zero Alignment Strategy’, with the objective to operationalize net zero commitment and decarbonization targets, ranging from client transition dialogue to portfolio-steering
–‘Risks, Controls and Governance’, with the responsibility to design and implement sustainability risk management frameworks (including climate and environmental) as well as Group-wide governance on sustainability
–‘Nature’, with the objective to incorporate nature elements into the risk management frameworks of risk and group sustainability

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Metrics and targets
Targets related to climate change mitigation
ESRS 2 MDR-T, ESRS E1-4
Deutsche Bank has published quantitative 2030 (interim) and 2050 (final) decarbonization targets for eight carbon-
intensive sectors: Oil and Gas (Upstream), Power Generation, Automotive (Light Duty), Steel, Coal Mining, Cement,
Shipping, and Commercial Aviation. The targets are instrumental in the management of the bank’s material climate change impacts and risks. The following decarbonization pathways are used: (i) the Net Zero Emissions (NZE) by 2050 scenario of the International Energy Agency (IEA), (ii) Poseidon Principles (PP) pathways, which are calibrated against the
Revised International Maritime Organization (IMO) Strategy and (iii) the Mission Possible Partnership Prudent Scenario for
Commercial Aviation. Selected decarbonization pathways model changes in customer preferences, regulatory factors and emerging technologies to enable the modelling of sector-specific outcomes.
The bank’s decarbonization targets are fully integrated into Deutsche Bank’s risk appetite and risk management framework.
Alignment to net zero targets

				Baseline			Target	Expected reductions[1]
Sector	Scopes Covered	Scenario	Metric unit	Year	Total loan commitment (in € bn)	Metric value	Dec 31, 2030	Baseline vs. target
Oil and Gas (Upstream)	Scope 3	IEA NZE	MtCO2/y	2021	10.7	23.4	18.0	(23)%
Power Generation[4]	Scope 1	IEA NZE	kgCO2e/MWh	2021	12.2	367	114	(69)%
Automotives (Light Duty)	Scope 3	IEA NZE	gCO2/vkm	2021	7.5	190	77	(59)%
Steel	Scope 1 and 2	IEA NZE	kgCO2e/t steel	2021	2.1	1,519	1,004	(34)%
Coal Mining	Scope 3	IEA NZE	MtCO2/y	2022	1.5	7.9	4.0	(49)%
Cement[4]	Scope 1 and 2	IEA NZE	kgCO2e/t cement	2022	0.1	678	483	(29)%
Shipping	Scope 1	Revised IMO Strategy - Minimum[2]	Portfolio Climate Alignment Score (%)	2022	0.9	14.1	N/A	N/A
		Revised IMO Strategy - Striving[2]				18.3	0	(18.3) pp
Commercial Aviation	Scope 1	MPP PRU[3]		2023	1.7	1.3	0	(1.3) pp
N/A - not applicable
1The expected reductions are defined as the percentage difference between the 2030 targets versus the baseline metrics. In the case of climate alignment scores, however, reductions are expressed as percentage points (pp) differences. Deutsche Bank uses the Striving scenario for target setting for the shipping sector
2Baseline year for Shipping represents when Deutsche Bank reported its Portfolio Climate Alignment Scores for the first time which was 2022 for the Revised International
Maritime Organization Strategy
3Mission Possible Partnership Prudent Scenario
4The baseline year metric and 2030 interim net zero target for both the Power Generation and Cement sectors have been recalibrated due to methodological enhancements introduced this year

			Latest			Change vs. Baseline (Achieved reductions)
Sector	Scenario	Metric unit	Year	Total loan commitment (in € bn)	Metric value	Metric change
Oil and Gas (Upstream)	IEA NZE	MtCO2/y	2025	7.8	17.6	(25)%
Power Generation	IEA NZE	kgCO2e/MWh	2025	12.8	195	(47)%
Automotives (Light Duty)	IEA NZE	gCO2/vkm	2025	7.5	153	(20)%
Steel	IEA NZE	kgCO2e/t steel	2025	1.8	1,231	(19)%
Coal Mining	IEA NZE	MtCO2/y	2025	1.2	5.3	(33)%
Cement	IEA NZE	kgCO2e/t cement	2025	0.4	749	11%
Shipping	Revised IMO Strategy – Minimum[1]	Portfolio Climate Alignment Score (%)	2024	0.9	1.4	(12.7) pp
	Revised IMO Strategy – Striving[1]				7.5	(10.8) pp
Commercial Aviation	MPP PRU[2]		2024	1.8	1.0	(0.3) pp
1,2 Deutsche Bank will publish year-end 2025 Portfolio Climate Alignment Scores in next year’s Sustainability Statement

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Achieved and expected emissions reductions are disclosed in the relevant columns of the above target table. For Oil and
Gas (Upstream) and Coal Mining sectors, these reductions are expressed in absolute terms (i.e., Scope 3 Category 11
(“End Use”) financed emissions). For the remaining sectors, they reflect the change in the physical intensity metric or climate alignment scores (which are expressed in percentages).
The conversion of the relative or physical intensity metrics sectoral targets into absolute reductions of GHG emissions
(ESRS Requirement E1-4 34a/b) is not disclosed as the Transitional Provisions of ESRS 1 Paragraph 133b allows the bank to focus on the more established physical intensity metrics required by the Pillar 3 legislation.
Since the inception of net zero targets, the bank is making considerable decarbonization progress across sectors which has been supported by active management of the business outlined in the above-mentioned “Governance” section. The
Cement sector has been an exception, however, due to the lack of readily available technological alternatives (i.e., a hard-to-abate sector) as well as the reduced potential for active management given the bank’s small loan commitment size.
Two model enhancements were introduced this year to the net zero target framework:
–The commitment to issue contingents has been removed to align with issued contingents, which have been excluded from the corporate loan boundary since the initial public go live in the 2022 Non-Financial Report. Consequently, both issued contingents (“contingent liabilities”) and the commitment to issue contingents are fully excluded. This enhancement has also been applied to the Scope 1, 2 and 3 financed emissions approach to ensure alignment with the net zero target framework while remaining consistent with the PCAF Standard which does not explicitly require the inclusion of contingents; and
–More precise handling of smaller power generation entities, thereby increasing the number of clients covered by the power generation net zero target
–
In line with the internal guidance, recalculations were conducted and baseline changes from the two model enhancements were assessed against the bank’s recalibration thresholds. Key points are as follows:
–Power Generation: Baseline and subsequent year physical emission intensities were recalibrated. Year-end 2024 intensity decreased by 51.4 kgCO2e/MWh (11.4 kgCO2e/MWh decrease from removing the commitment to issue contingents; 40 kgCO2e/MWh decrease from adding smaller power generation entities). Baseline year physical emission intensity metric revised downwards by 29.2 kgCO2e/MWh; 2030 interim net zero target recalibrated downwards by 9.4 kgCO2e/MWh
–Cement: Baseline and subsequent year physical emission intensities were recalibrated. Year-end 2024 intensity increased by 1.5 kgCO2e/t of cement by removing the commitment to issue contingents. Baseline year physical emission intensity metric revised downwards by 53.3 kgCO2e/t of cement; 2030 interim net zero target recalibrated downwards by 37.6 kgCO2e/t of cement
–Other sectors: Model enhancements did not result in changes to the baseline year net zero metric that exceeded the bank’s recalibration thresholds and hence not recalibrated. For the Oil and Gas sector, the removal of the commitment to issue contingents led to a significant decrease of Scope 3 financed emissions by 1.6 MtCO2/y for year-end 2024
Methodology notes
Corporate lending boundary:
–Deutsche Bank defines its corporate lending boundary to include: (i) loans at amortized cost and (ii) irrevocable and revocable lending commitment as reported in the Risk Report of Deutsche Bank’s Annual Report. As of year-end 2025, loans at amortized cost and irrevocable and revocable lending commitment amounted to € 478.7 billion and
€ 274.3 billion, respectively
–Corporate lending that is classified under the bank’s underwriting policy as a position to be de-risked via the capital markets is excluded from the net zero target framework
–Corporate lending exposures are identified according to Deutsche Bank’s internal sectoral classifications. The bank excludes all lending to financial institutions, public sector, real estate sector and securitization
–In previous disclosures, the commitment to issue contingents was included in the net zero target framework and reflected under “irrevocable and revocable lending commitment”. These items are now fully excluded, meaning both issued contingents (“contingent liabilities”) and the commitment to issue contingents fall outside of the boundary of the net zero target framework; as part of this change, sectors covered by the net zero target framework were recalculated, and impacts on the baseline year metric were reviewed in accordance with the bank’s recalibration guidelines. As of year-end 2024 and 2025, the commitment to issue contingents amounted to € 21.1 billion and
€ 18.2 billion, respectively
–

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Eight sectors are in scope of Deutsche Bank’s net zero target framework. The framework aligns with established industry methodologies, including: (i) the Paris Agreement Capital Transition Assessment (PACTA) methodology; (ii) the
Partnership for Carbon Accounting Financials (PCAF) Standard; (iii) the Poseidon Principles; and (iv) the Pegasus
Guidelines. Client-level asset data are sourced from Asset Impact, Det Norske Veritas and International Bureau of
Aviation (IBA). Enterprise Value including cash (EVIC) client data are sourced from MSCI and Bloomberg.
‘Net zero’ is a global concept in which the world as a whole must reach net zero carbon emissions by 2050 to limit global warming to 1.5oC. This concept allows for residual emissions from hard-to-abate sectors, provided that they are balanced by emissions removals in other parts of the economy. Deutsche Bank’s sectoral decarbonization pathways reflect these differentiated trajectories and are aligned with the transition towards a global net zero system.
The bank has introduced a modelling enhancement to more accurately capture smaller power generation entities, improving data quality underlying the power generation net zero metric. Consistent with internal recalibration procedures, baseline metrics were recalculated and assessed under the bank’s recalibration guidelines where the Power
Generation and Cement sectors have been recalibrated in terms of their baseline year metric and subsequent year-ends.
Client-purchased offsets (certificates based on GHG reductions, permits or avoidance schemes) are not considered within the net zero target framework. This is because the framework is based on metrics reflecting: (i) the technical characteristics of the underlying assets and (ii) GHG conversion factors associated with their physical activities.
In line with the Net Zero Banking Alliance (NZBA) Guidance for Climate Target Setting for Banks (Version 4; October
2025), Deutsche Bank obtains independent third-party limited assurance over its reporting against net zero targets, including the establishment of baseline metrics, as part of this Sustainability Statement.
Residential Real Estate:
While committed to sustainability, Deutsche Bank has not set specific residential real estate portfolio targets to advance policy-mandated decarbonization in its core markets. Deutsche Bank remains committed through three principal strategies:
–Provision of expert advice, network and financial assistance to Homeowners
–Deutsche Bank aims to enhance the energy efficiency of residential dwellings by offering comprehensive support to homeowners; this is primarily reflected within the Private Bank’s sustainability Finance initiatives. Key aspects of this strategy include:
–Expanding Networks: Developing the Private Bank’s network of energy consultants, valuation services and refurbishment specialist to provide homeowners with accessible expertise
–Refining financing options: Offering a diverse range of financing solutions tailored for energy improvements;
this includes products such as construction financing, climate loans and leveraging public funding programs
–Establishment of targets for upstream industries
–Deutsche Bank recognizes the importance of reducing Scope 2 and 3 emissions from the real estate sector by addressing the carbon footprint of industries that supply energy and construction materials; the bank has established decarbonization targets for these upstream sectors, including power generation, cement and steel
–Engagement with Policymakers, Governments and peer banks
–The bank actively engages with various stakeholders to foster a collaborative approach to decarbonization within
Real Estate sector, such as the European Energy Efficiency Financing Coalition
–
Given the significant financing requirements of the transition to more energy-efficient housing, and the financial challenge facing private homeowners, it is vital to avoid unintended consequences, hence Deutsche Bank has not set a net zero target comparable to those established for carbon-intensive industries to avoid the risk of restricting the flow of financing into energy-efficient housing and penalizing private clients in the currently challenging macroeconomic environment. Apart from social aspects such as affordable living as well as customer protection schemes, client willingness and the client’s financial capacity play a decisive role.

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Sectoral net zero targets and portfolio pathways
Oil and Gas (Upstream)
Oil and Gas, MtCO2 of financed emissions (Scope 3)

25
20
15
10
5
0
18.0
17.6
2021
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

Scope 3 financed emissions amounted to 17.6 MtCO2/y at year-end 2025, representing a 8.4% reduction year-on-year and a 25% decrease relative to the 2021 baseline. Since target inception, the portfolio’s overall financed emissions have declined broadly in line with the linear reduction pathway associated with the 2030 net zero target. Total loan commitments decreased year-on-year from € 9.6 billion to € 7.8 billion.
The year-on-year decrease in financed emissions can be explained by the following key factors:
–Enhancing the Oil and Gas methodology to remove the commitment to issue contingents resulted in a decrease of
1.6 MtCO2/y
–Active management of the portfolio which led to a decrease of 1.3 MtCO2/y
–Loan exposure FX translation effects which led to an increase of 0.8 MtCO2/y which was primarily driven by the appreciation of the U.S.$ against the €
–Client emission factors (tCO2/€ m) which contributed to an increase of 0.4 MtCO2/y
–
–The bank expects the Oil and Gas Scope 3 Category 11 (“End Use”) financed emissions to remain volatile due to factors outside of its control, such as the evolution of clients’ EVIC or total assets, clients’ oil and gas production volumes and FX translation effects.
–
Methodology notes:
–The Oil and Gas (Upstream) sector applies a Scope 3 Category 11 (“End Use”) financed emissions approach, expressed in MtCO₂/y and covers upstream activities only; oil and gas production volumes are converted into emissions by using combustion constants from the U.S. Environmental Protection Agency (EPA); consistent with the PCAF methodology, the denominator of the Attribution Factor is EVIC or total assets
–To reduce volatility in financed emissions estimates, year-end 2025 loan exposure data are converted to euro-
equivalent loan values using 2024 FX rates, ensuring consistency with the bank’s latest Scope 3 emission factors;
consequently, the year-on-year FX translation effects are calculated by comparing the year-end 2023 FX rates (as used in the prior year’s Annual Report) with the year-end 2024 FX rates
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2021) datasets
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to baseline year changes in Scope 3 financed emissions that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Power Generation
Power Generation, kgCO2e/MWh (Scope 1)

450
400
350
300
250
200
150
100
50
0
195
114
2021
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

1Net zero metrics for the baseline year and subsequent year-ends up to 2024 have been restated, as well as the interim net zero target
The bank has introduced enhancements to its Power Generation methodology where more details can be found in the below methodology notes section. To ensure meaningful year-on-year comparability, physical emission intensities of the baseline year and subsequent year-ends have been recalibrated. For year-end 2024, these updates resulted in a substantial reduction of 51.4 kgCO2e/MWh in physical emission intensity. This overall decrease can be further broken down into a reduction of 11.4 kgCO2e/MWh attributable to the removal of the commitment to issue contingents and
40 kgCO2e/MWh attributable to the incorporation of smaller power generation entities. Finally, the physical emission intensity for the baseline year metric was recalibrated downwards by 29.2 kgCO2e/MWh and the 2030 interim target was also recalibrated downwards by 9.4 kgCO2e/MWh.
After adjusting for model enhancements, the Scope 1 physical emission intensity of the bank’s Power Generation portfolio was 195 kgCO2e/MWh at year-end 2025, representing a 65.9 kgCO2e/MWh reduction year-on-year and also representing a 25% decline relative to year-end 2024. Over the same period, the total loan commitments increased from
€ 12.0 billion to € 12.8 billion.
The significant year-on-year decline in physical emission intensity can be attributed to:
–Reduction of 37.0 kgCO2e/MWh due to data quality improvements from third-party provided data for three existing clients
–Reduction of 17.2 kgCO2e/MWh due to decarbonization efforts of existing clients
–Reduction of 11.8 kgCO2e/MWh due to active management towards lower intensity clients
Methodology notes:
–The Power Generation sector follows the PACTA approach, with the key metric defined as the loan-weighted average of clients’ Scope 1 physical emission intensity, expressed in kgCO₂e/MWh; both operational power assets and those in the construction phase are covered
–Clients’ installed power capacity (MW) data is converted into annual power generation (MWh) using global capacity factors from the IEA NZE (2021) scenario; this conversion reflects the varying operating profile of different technologies - most notably the intermittency of renewables, which typically exhibit lower capacity factors than other sources such as nuclear
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2021) datasets
–The removal of the commitment to issue contingents from the corporate lending boundary did not trigger baseline year changes as the net zero metric change remained within the bank’s recalibration threshold; however, the modelling enhancement enabling more precise treatment of smaller power generating entities did exceed the recalibration threshold; as a result, the power generation physical emission intensity has been recalibrated from year-
end 2021 onwards and the 2030 interim target has been updated accordingly

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Automotives (Light Duty)
Automotives, gCO2/vkm (Scope 3)

200
180
160
140
120
100
80
60
40
20
0
153
77
2021
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

The Scope 3 physical emission intensity of Deutsche Bank’s Automotives (Light Duty) portfolio was 153 gCO2/vkm at year-end 2025, representing a 5.8% decrease year-on-year and 20% below the 2021 baseline. Total loan commitments slightly decreased by € 0.2 bn year-on-year.
Improvements in the portfolio’s tailpipe emission intensity metric reflects both decarbonization progress made by clients and an active management of exposures towards lower intensity clients.
Methodology notes:
–The Automotive sector follows the PACTA approach, with the primary metric defined as the loan-weighted average of clients’ Scope 3 (i.e., tailpipe/tank-to-wheel) physical emission intensity, expressed in gCO₂/vehicle-kilometer
–Deutsche Bank’s scope is limited to vehicle manufacturers within the light-duty vehicle segment
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2021) datasets
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to changes to the baseline year physical emission intensity that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Steel
Steel, kgCO2e/t of steel produced (Scope 1 and 2)

1,600
1,400
1,200
1,000
800
600
400
200
0
1,231
1,004
2021
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

The Scope 1 and 2 physical emission intensity of Deutsche Bank’s Steel portfolio was 1,231 kgCO2e/t steel at year-end
2025, remaining constant year-on-year, alongside total loan commitments declining from € 2.2 billion to € 1.8 billion.
Methodology notes:
–The Steel production sector follows the PACTA approach, with the key metric defined as the loan-weighted average of clients’ Scope 1 and 2 physical emission intensity, expressed in kgCO₂e/tonne of steel produced
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2021) datasets
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to changes to the baseline year physical emission intensity that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Coal Mining
Coal Mining, MtCO2 of financed emissions (Scope 3)

9
8
7
6
5
4
3
2
1
0
5.3
4.0
2022
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

Scope 3 financed emissions amounted to 5.3 MtCO2/y at year-end 2025, of which 3.4 and 1.9 MtCO2/y came from thermal and metallurgical coal sources, respectively, representing a 16% year-on-year increase, but a 33% decrease relative to the 2022 baseline. Since target inception, the portfolio’s overall financed emissions has declined broadly in line with the linear reduction pathway associated with the 2030 net zero target. Total loan commitments of in-scope clients remain stable at € 1.2 billion, while on a coal revenue share basis, total loan commitments slightly decreased year-
on-year to € 0.2 billion.
The year-on-year increase in financed emissions can be explained by three key factors:
–Loan exposure FX translation effects which led to a financed emissions increase of 0.3 MtCO2/y which was primarily driven by the appreciation of the U.S.$ against the €
–Client emission factors (tCO2/€ m) which led to financed emissions decrease of 0.2 MtCO2/y
–The remaining increase of 0.6 MtCO2/y primarily driven by short-term lending activity of a single client
The bank expects the Coal Mining metric to remain volatile due to factors outside of its control, such as the evolution of clients’ EVIC or total assets, clients’ coal mining production volumes, clients’ coal mining revenue share (i.e., 5% threshold rule) and yearly FX translation effects.
Methodology notes:
–The Coal Mining sector follows a Scope 3 Category 11 (“End Use”) financed emission approach, expressed in MtCO₂/y;
coal mining production values are converted into emissions by using combustion constants from the U.S. EPA; in line with the PCAF approach, the denominator of the Attribution Factor is EVIC or total assets
–To reduce volatility in financed emission estimates, year-end 2025 loan exposure data are converted to euro-
equivalent loan exposures amounts using 2024 FX rates, ensuring consistency with the bank’s latest Scope 3 emission factors; consequently, the year-on-year FX translation effects are calculated by comparing the year-end 2023 FX rates (as used in the prior year’s Annual Report) with the year-end 2024 FX rates
–Clients are considered eligible based on whether: (i) more than 5% of their revenue is derived from (thermal and metallurgical) coal mining; and (ii) their activities can alternatively be tracked via demand-led sectors such as Power
Generation or Steel Production; this demand-led approach is preferred, as it supports reducing demand for coal rather than restricting supply, thereby helping to avoid market distortions or unintended supply-side bottlenecks
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2022) datasets and adjusted based on the portfolio’s baseline year ratio of thermal versus metallurgical financed emissions; should this ratio shift materially in future years, the pathway will be recalibrated to ensure alignment with the characteristics of the bank’s coal mining portfolio
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to baseline year changes in Scope 3 financed emissions that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Cement
Cement, kgCO2e/t of cement produced (Scope 1 and 2)1

900
800
700
600
500
400
300
200
100
0
749
483
2022
2025
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

1Net zero metrics for the baseline year and subsequent year-ends up to 2024 have been restated, as well as the interim and final net zero target
The bank has introduced enhancements to its Cement methodology where more details can be found in the below methodology notes section on the net zero target framework. To ensure meaningful year-on-year comparability, the baseline year and subsequent year-ends physical emission intensities have been recalibrated. For year-end 2024, this resulted in an increase of 1.5 kgCO2e/t cement in physical emission intensity and an increase of € 8 million in loan exposure. Finally, the physical emission intensity for the baseline year metric was recalibrated downwards by
53.3 kgCO2e/t cement and the 2030 interim target was also recalibrated downwards by 37.6 kgCO2e/t cement.
After adjusting for model enhancements, the Scope 1 and 2 physical emission intensity of Deutsche Bank’s Cement portfolio was 749 kgCO2e/t cement at year-end 2025, representing a 4.3% decrease year-on-year and standing 11%
above the 2022 baseline. The decrease in year-on-year physical emission intensity was primarily driven by a single client with low intensity.
The upward trend of portfolio-level physical emission intensity since the baseline year is primarily explained by two factors:
–The inherently hard-to-abate nature of the cement sector; and
–The portfolio’s relatively small size of € 0.4 billion loan commitments as of year-end 2025 which limits the scope for active portfolio management and contributes to greater inherent metric volatility
Methodology notes:
–The Cement production sector follows the PACTA approach, with the core metric defined as the loan-weighted average of clients’ Scope 1 and 2 physical emission intensity, expressed in kgCO₂e/tonne of cement; cementitious products (e.g., fly ash) are not included
–The decarbonization pathway applied to target setting was calibrated from the IEA NZE (2022) datasets
–The removal of the commitment to issue contingents from the corporate lending boundary resulted in baseline year physical emission intensity changes which exceeded the bank’s recalibration threshold; consequently, the cement net zero metric has been recalibrated from year-end 2021 onwards, along with the associated 2030 interim target

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Shipping
Shipping (Revised-Striving only), Climate Alignment Score (%) (Scope 1)

25
20
15
10
5
0
-5
-10
-15
-20
-25
7.5
0.0
2022
2024
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

As of year-end 2024, Deutsche Bank’s Poseidon Principles (PP) portfolio climate alignment scores were 7.5% and 1.4% for the Revised-Striving and Revised-Minimum scenarios, respectively, reflecting year-on-year improvements of 12.2 pp and
12.8 pp year-on-year. On a loan-weighted basis, 92% of Annual Efficiency Ratio (AER) was verified (as opposed to modelled) as of year-end 2024, marking a significant improvement from the prior year’s 75% share of verified AER shipping emission intensity data.
The year-on-year improvement of the Revised-Striving portfolio climate alignment score can be explained by: (i) moving from PP Technical Guidance (TG) 5.1 to 5.2 which resulted in an improvement of 7.3 pp; and (ii) an improvement of 5.0 pp primarily driven by the “Bulk Carrier and “Gas Tanker” vessel categories, on a TG 5.1 like-for-like basis.
Methodology notes:
–The Shipping sector follows the Poseidon Principles methodology (Technical Guidance 5.2, July 2025)
–The primary metric is the climate alignment score, expressed as a percentage difference between a vessel’s Annual
Efficiency Ratio (AER), measured in gCO₂e/dwt-nm (e.g., bulk carriers) and the vessel-specific decarbonization pathway calibrated to its type and size
–At the portfolio level, the metric is the loan-weighted average of each vessel’s climate alignment score (%)
–The bank expects the Revised-Striving and Revised-Minimum portfolio climate alignment metrics to exhibit volatility, given the sensitivity of AER to operational factors such as the vessel speed, routing, and utilization
–The decarbonization pathway applied to target setting was calibrated from the International Maritime Organization
(IMO) Revised Strategy adopted at the Marine Environmental Protection Committee (MEPC 80) in July 2023
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to changes to the baseline year climate alignment score that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Commercial Aviation
Commercial Aviation, Climate Alignment Score (%) (Scope 1)

25
20
15
10
5
0
-5
-10
-15
-20
-25
1.0
0.0
‘23 ‘24
2030
2040
2050
Deutsche Bank portfolio metric
Deutsche Bank portfolio target

Deutsche Bank follows the Pegasus Guidelines and its portfolio climate alignment score stood at 1.0% at year-end 2024, reflecting an incremental year-on-year decrease of 0.3 pp.
The metric captures Scope 1 emissions from revenue generating passenger services, belly freight and dedicated cargo freight operations of commercial airliners.
The bank’s focus is on aircraft operators, as they exert the greatest influence on operational load factors and the adoption of new technologies - both of which directly affect the sector’s carbon emission trajectory. Aircraft lessors are excluded, as the bank is evaluating the appropriateness and effectiveness of applying a physical emission intensity based target on lessors given that their role is generally limited to the rollout of modern aircraft and retrofitting existing aircrafts to operate with Sustainable Aviation Fuel.
Methodology notes:
–The Aviation sector follows the Pegasus Guidelines methodology, published in March 2024
–The primary metric is the climate alignment score, expressed as a percentage difference between an airliner’s physical emission intensity, measured in gCO₂e/revenue-tonne-kilometer (RTK), and the corresponding decarbonization pathway; the pathway is differentiated by the airliner’s activity mix across passenger plus belly freight operations and dedicated cargo freight operations
–At the portfolio level, the climate alignment score reflects the percentage differences between: (i) the loan-weighted average of clients’ gCO₂e/RTK values; and (ii) loan-weighted average of clients’ points on their decarbonization pathways, weighted by their activity mix across passenger plus belly freight and dedicated cargo freight
–Currently, only commercial airliners are included within the scope of this sector methodology
–The bank expects the portfolio climate alignment metrics to exhibit volatility, given the sensitivity of an airliner’s emission intensity to passenger and belly freight load factors and dedicated cargo freight load factors
–The decarbonization pathway applied to target setting is from the Mission Possible Partnership “Prudent” (MPP PRU)
Roadmap
–The removal of the commitment to issue contingents from the corporate lending boundary did not lead to changes to the baseline year climate alignment score that exceeded the bank’s recalibration threshold; consequently, the historical year-end metrics for this sector were not recalibrated

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Financed Emissions: Scope 3 Category 15
ESRS E1-6
The financed emissions calculations follow the Partnership for Carbon Accounting Financials (“PCAF”) Standard as
detailed in the Methodological notes in this section, and are in line with the recommendations of the Task Force on
Climate-related Financial Disclosures (see their Guidance on Metrics, Targets, and Transition Plans).
Financed emissions calculations are based on disclosed Scope 1, 2 and 3 emissions of Deutsche Bank’s clients. Such emission data is sourced from third-party providers, and if client-level data is not available, proxy data is used. This data is mapped to the bank’s loan commitments and clients’ EVIC to calculate financed emissions at the client and portfolio levels. For selected mortgage and commercial real estate portfolios, emissions are estimated using proxies which are based on Energy Performance Certificate ratings and internal methodologies.
The following tables show the overall corporate industry loan exposure and financed emissions broken down by the top ten sectors which contribute to the largest amount of the bank’s summed Scope 1, 2 and 3 financed emissions. Any differences in top ten sector rankings shown in the year-end 2025 and 2024 tables are due to changes in the bank’s portfolio composition of clients. The table also shows how much Scope 1, 2 and 3 financed emissions stem from clients which are also tracked in the net zero target framework. Lastly, the table shows total lending of the bank secured by real estate, as well as loan exposure and financed emissions of the EU residential real estate portfolio.

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Loan exposure and financed emissions of the corporate lending book and residential real estate

	Dec 31, 2025
	Loan Exposure				Financed Emissions				PCAF Data Quality Score (5 = lowest)
					Scope 1&2, MtCO2e/y		Scope 3, MtCO2e/y		Scope 1&2		Scope 3
	Outstanding		Total Commitments		Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments
	in € bn1	in %	in € bn	in %
Total corporate industry loan exposure	119.7	100.0	277.0	100.0	26.4	54.3	132.6	334.4	4.3	3.7	4.6	4.2
thereof: Automotives	6.3	5.3	16.8	6.1	0.6	1.6	29.3	85.5	3.6	3.2	3.9	3.6
thereof: Oil and gas	6.0	5.0	14.8	5.4	6.7	10.6	19.6	49.0	3.8	3.4	4.4	4.0
thereof: Manufacturing and Engineering	8.8	7.3	25.8	9.3	0.8	3.2	13.2	55.8	4.4	3.8	4.6	4.1
thereof: Consumer Goods	10.9	9.1	26.8	9.7	1.6	3.7	12.8	25.6	4.1	3.5	4.4	3.9
thereof: Utilities	5.6	4.7	16.0	5.8	6.7	14.5	6.7	14.3	4.5	3.6	4.7	3.8
thereof: Steel, Metals and Mining	3.9	3.2	7.3	2.6	2.1	4.5	10.3	20.8	4.0	3.8	4.2	4.0
thereof: Retail	10.7	9.0	18.7	6.7	0.4	0.6	10.5	16.2	4.2	4.0	4.3	4.2
thereof: Chemicals	3.1	2.6	10.0	3.6	0.7	2.7	3.7	11.3	4.5	3.6	4.7	4.2
thereof: Conglomerate	3.7	3.1	4.9	1.8	0.8	1.3	6.2	9.0	4.4	4.5	4.6	4.7
thereof: Construction	4.1	3.4	8.6	3.1	0.9	2.2	3.3	6.9	4.5	4.3	4.8	4.6
thereof: Others[2]	56.7	47.4	127.2	45.9	5.1	9.5	16.9	40.1	4.5	3.8	4.7	4.4

In the scope of net zero targets
Oil and Gas (Upstream)[4]			7.8			8.0		29.0		2.9		3.6
Power Generation[4]			12.8			12.3		10.3		3.6		3.9
Automotives (light-duty)[4]			7.5			0.6		49.0		2.4		2.8
Steel[4]			1.8			2.0		3.1		3.4		4.1
Coal Mining[4]			1.2			0.8		4.4		2.9		2.3
Cement[4]			0.4			0.5		0.3		2.0		2.9
Shipping[3,4]
Commercial Aviation[3,4]

Total loans secured by real estate	227.0	100.0			N/A				N/A
thereof: Secured by non-residential RE	61.9	27.3			N/A				N/A
thereof: Secured by residential RE	165.1	72.7			N/A				N/A
thereof: EU	160.6	97.2			2.0				3.9
Germany	147.8	92.1			1.7				3.9
Italy	3.7	2.3			0.1				3.7
Spain	6.3	3.9			0.2				2.9
Rest of EU	2.8	1.7			—				5.0
thereof: Outside of EU	4.6	2.8			N/A				N/A
N/A - not applicable
1Securitized aviation loans are excluded as the PCAF Standard (2022) cannot be applied
2As of year-end 2025, Others’ financed emissions were driven by the following sectors ranked in descending order by summed Scope 1, 2 and 3 financed emissions: Transportation, Technology, Aerospace and Defense, Healthcare & Pharmaceuticals, Other Corporates, Services, Leisure, Media, Telecoms, Leasing and Rental, and General Trading Companies (Japan)
3Deutsche Bank will publish in next year’s report
4The sectors listed in the “In scope of net zero targets” sub-section correspond to the following sectors in the “Total corporate industry loan exposure” sub-section: Oil and Gas (Upstream) is mapped to Oil and Gas; Power Generation is predominantly mapped to Utilities; Automotives (light duty) is mapped to Automotives; Steel and Coal Mining are mapped to Steel, Metal, and Mining;
Cement is mapped to Construction; and Shipping and Commercial Aviation are mapped to Transportation (which did not make the top ten sectoral ranking)

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

	Dec 31, 2024
	Loan Exposure				Financed Emissions				PCAF Data Quality Score (5 = lowest)
					Scope 1&2, MtCO2e/y		Scope 3, MtCO2e/y3		Scope 1&2		Scope 3[3]
	Outstanding		Total Commitments		Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments	Outstanding	Total Commitments
	in € bn1	in %	in € bn	in %
Total corporate industry loan exposure[4]	117.7	100.0	272.9	100.0	30.7	59.0	134.5	346.4	4.4	3.8	4.6	4.2
thereof: Manufacturing and Engineering	9.8	8.3	28.3	10.4	1.0	3.2	16.5	75.0	4.4	3.8	4.5	4.1
thereof: Automotives	7.0	5.9	17.1	6.3	0.6	1.5	26.4	73.9	3.5	3.3	3.7	3.5
thereof: Oil and gas	5.6	4.8	14.0	5.1	9.9	15.9	20.2	49.9	4.3	3.7	4.3	4.1
thereof: Consumer Goods	11.4	9.7	27.7	10.1	1.7	4.0	13.4	26.9	4.0	3.5	4.1	3.9
thereof: Utilities	5.2	4.4	14.2	5.2	7.0	12.3	8.6	15.2	4.6	3.5	4.8	3.9
thereof: Steel, Metals and Mining	3.5	3.0	8.0	2.9	1.6	4.1	9.0	22.1	3.9	3.7	4.2	4.0
thereof: Retail	10.5	8.9	18.8	6.9	0.4	0.6	8.2	14.4	4.4	4.1	4.5	4.4
thereof: Chemicals	3.1	2.6	9.8	3.6	0.7	3.0	4.0	11.6	4.5	3.8	4.7	4.3
thereof: Conglomerate	5.6	4.8	7.1	2.6	1.8	2.1	7.8	10.4	4.0	4.1	4.8	4.8
thereof: Construction	4.1	3.5	8.5	3.1	0.9	2.1	3.6	7.3	4.6	4.4	4.8	4.7
thereof: Others[2]	52.0	44.2	119.3	43.7	5.4	10.0	16.9	39.8	4.6	3.9	4.8	4.4

In the scope of net zero targets[5]
Oil and Gas (Upstream)[6]			8.9			12.3		32.0		3.1		4.0
Power Generation[6]			12.0			12.1		14.4		3.5		4.0
Automotives (light-duty)[6]			7.2			0.5		36.9		2.2		2.5
Steel[6]			2.2			2.0		3.4		3.7		4.4
Coal Mining[6]			1.2			0.8		4.9		3.0		3.0
Cement[6]			0.3			0.4		0.2		2.2		3.0
Shipping[6]			0.9			1.5		0.4		4.7		4.9
Commercial Aviation[6]			1.8			1.5		0.8		2.6		3.8

Total loans secured by real estate	240.6	100.0			N/A				N/A
thereof: Secured by non-residential RE	69.1	28.7			N/A				N/A
thereof: Secured by residential RE	171.5	71.3			N/A				N/A
thereof: EU	166.4	97.0			2.2				4.1
Germany	153.2	92.1			1.9				4.1
Italy	4.2	2.5			0.1				4.6
Spain	6.4	3.8			0.2				3.0
Rest of EU	2.6	1.6			0.1				5.0
thereof: Outside of EU	5.1	3.0			N/A				N/A
N/A - not applicable
1Securitized aviation loans are excluded as the PCAF Standard (2022) cannot be applied
2As of year-end 2024, Others’ financed emissions were driven by the following sectors ranked in descending order by summed Scope 1, 2 and 3 financed emissions: Aerospace and Defense, Transportation, Technology, Healthcare and Pharmaceuticals, Other Corporates, Services, Leisure, Media, Telecoms, Leasing and Rental, and General Trading Companies (Japan)
3Prior year’s comparatives aligned to presentation in the current year
4 The Top 10 sector ranking has been amended for year-end 2024 following model enhancements that have been applied retroactively
5Following model enhancements that have been retroactively applied, year-end 2024 total loan exposures will differ for sectors tracked with a net zero target from those reported in the prior year’s “alignment to net zero targets” tables except for the Power Generation and Cement sectors
6 The sectors listed in the “In scope of net zero targets” sub-section correspond to the following sectors in the “Total corporate industry loan exposure” sub-section: Oil and Gas (Upstream) is mapped to Oil and Gas; Power Generation is predominantly mapped to Utilities; Automotives (light duty) is mapped to Automotives; Steel and Coal Mining are mapped to Steel, Metal, and Mining;
Cement is mapped to Construction; and Shipping and Commercial Aviation are mapped to Transportation (which did not make the top ten sectoral ranking)

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Corporate Lending Portfolio
The bank has introduced significant enhancements to its financed emissions methodology where the commitment to issue contingents has been excluded from the corporate lending boundary as well as a more precise treatment of smaller power generation entities. Following internal recalibration guidance, recalculations were performed and the impacts of the two model enhancements were assessed against the Bank’s recalibration guidelines. Accordingly, the year-end 2024
Scope 1, 2 and 3 financed emissions table, including the “in scope of net zero targets” sub-section, has been recalibrated,
This led to reductions of 5.8 MtCO2e/y for Scope 1 and 2 financed emissions and 81.4 MtCO2e/y for Scope 3 financed emissions, alongside a € 17.5 bn decrease in loan exposure. The substantial reduction of Scope 3 financed emissions was primarily driven by a single Manufacturing and Engineering client due to the removal of the commitment to issue contingents.
After adjusting for model enhancements, Scope 1 and 2 financed emissions decreased year-on-year from 30.7 to
26.4 MtCO2e/y on a loan outstanding basis, while Scope 3 financed emissions also decreased year-on-year from 134.5 to
132.6 MtCO2e/y. On a total corporate lending basis, Scope 1 and 2 financed emissions decreased year-on-year from
59.0 to 54.3 MtCO2e/y and Scope 3 financed emissions also decreased year-on-year from 346.4 to 334.4 MtCO2e/y.
Correspondingly, economic intensities for Scope 1 and 2 and for Scope 3 declined year-on-year by 7.9% and 4.9%, respectively. Total loan commitments increased year-on-year by € 4.1 bn, representing a 1.5% increase relative to year-
end 2024.
Notable sector-level movements:
–Scope 1 and 2 financed emissions:
–The Oil and Gas sector recorded a 5.3 MtCO2e/y year-on-year reduction in Scope 1 and 2 financed emissions, accompanied by a 37% decreased in economic intensity; these year-on-year changes have been primarily driven by data quality improvements for two clients
–The Utilities sector recorded a 2.1 MtCO2e/y year-on-year increase in Scope 1 and 2 financed emissions, accompanied by a 4.1% increase in economic intensity; the financed emissions year-on-year changes have been primarily driven by the increase in total loan commitment from € 14.2 bn to € 16.0 bn
–Scope 3 financed emissions:
–The Manufacturing and Engineering sector showed a year-on-year decrease of 19 MtCO2e/y in Scope 3 financed emissions, with economic intensity declining by 18%; this outcome was primarily driven by a single client’s reported emission factor which reduced significantly due to its rising EVIC
–The Automotive sector showed a year-on-year increase of 12 MtCO2e/y in Scope 3 financed emissions, with economic intensity increasing by 18%; this outcome was primarily driven by a single client’s estimated emission factor increasing due to a data quality enhancements from the bank’s third-party data provider
–
The following factors provide additional details on the year-on-year movements in Scope 1, 2 and 3 financed emissions on a total loan commitment basis:
–Client-specific reported emission factors: For Scope 1 and 2, rising client-specific emission factors for key clients, mainly due to falling EVICs between 2023 and 2024, resulted in financed emissions increasing by 0.5 MtCO₂e/y; for
Scope 3, this effect led to a 22.5 MtCO₂e/y decrease primarily driven by a single client in the Manufacturing and
Engineering sector whose EVIC increased significantly year-on-year
–Client-specific estimated emission factors: Scope 3 financed emissions increased by 3.3 MtCO₂e/y, mainly driven by updates across three sectors Automotive, Oil and Gas and Manufacturing and Engineering
–Data quality updates contributed to a reduction of 1.9 MtCO₂e/y in Scope 1 and 2 financed emissions; for Scope 3, these updates led to an increase of 20 MtCO₂e/y in financed emissions, with one-half of the rise attributable to a single client in the Automotive sector
–The translation of non-euro loan exposure to euro equivalents resulted in decreases of 4.2 MtCO₂e/y for Scope 1 and
2 and 16.6 MtCO₂e/y for Scope 3, primarily reflecting the depreciation of the U.S. dollar against the euro between year-end 2024 and year-end 2025
–Client portfolio effects: Changes in the composition of the client portfolio contributed 0.9 MtCO₂e/y to Scope 1 and 2 financed emissions and 3.8 MtCO₂e/y to Scope 3 financed emissions
Percentage of Scope 1, 2 and 3 financed emissions covered by Deutsche Bank’s net zero target framework:
–As at year-end 2025 — excluding shipping and commercial aviation sectors due to a one-year reporting lag and including model enhancements — was 45% for Scope 1 and 2 financed emissions and 29% for Scope 3 financed emissions on a total corporate lending basis; on a like-for-like basis, coverage as at year-end 2024 was 48% for Scope
1 and 2 financed emission and 26% for Scope 3 financed emissions
–When shipping and commercial aviation sectors are included and after adjusting for model enhancements, coverage as at year-end 2024 was 53% for Scope 1 and 2 financed emissions and 27% for Scope 3 financed emissions on a total corporate lending basis; this compares with the prior year’s Sustainability Statement within the Annual Report, where coverage as of year-end 2024 was 47% for Scope 1 and 2 financed emissions and 22% for Scope 3 financed emissions without model enhancements, excluding shipping and commercial aviation sectors and on a total corporate lending basis
–

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Methodological notes:
–The bank focuses on corporate lending within (i) loans at amortized cost and (ii) irrevocable and revocable lending commitment as found in the Risk Report section of Deutsche Bank’s Annual Report; as of year-end 2025, loans at amortized cost and irrevocable and revocable lending commitment amounted to € 478.7 billion and € 274.3 billion, respectively
–Corporate lending that is deemed to facilitate a primary issuance is classified under the facilitated emissions methodology and therefore excluded from financed emissions calculations
–Corporate lending is identified according to Deutsche Bank’s internal sectoral classifications; the bank excludes all lending to financial institutions, public sector, real estate sector and securitizations
–In previous disclosures, commitments to issue contingents were included within “irrevocable and revocable lending commitments”; these items have now been removed from that category, resulting in both issued contingents
(reported as “contingent liabilities”) and the commitment to issue contingents being fully excluded from the corporate lending boundary. In addition, the bank has implemented a modelling enhancement allowing for more accurate treatment of smaller power generation entities, which not only increases the number of clients covered by the power generation net zero target but also allows for more accurate derivation of emission factors/economic intensities for smaller power generation entities; as a result of these two model updates, the year‑end 2024 Scope 1, 2 and 3 financed emissions table were recalibrated, including the “in scope of net‑zero targets” sub-section; as of year-end
2024 and 2025, the commitment to issue contingents amounted to € 21.1 billion and € 18.2 billion, respectively
–Deutsche Bank follows the Partnership for Carbon Accounting Financials (PCAF) Standard, Part A (Second Edition;
2022) to calculate Scope 1, 2 and 3 financed emissions
–Scope 1, 2 and 3 financed emissions are calculated on a total loan commitment basis, aligning with the methodology used for the bank’s decarbonization targets
–The financed emissions figures rely on client-specific data as well as proxy emissions factors; Scope 1 and 2 client-
specific emissions data are sourced from MSCI and is always reported by the client; Scope 3 client-specific emissions data are sourced from MSCI and may be reported or estimated using MSCI’s proprietary logic; Scope 1 and 2 proxy emission factors are sourced from PCAF and based on the 2019 EXIOBASE dataset (EXIOBASE v3.7, base year 2015)
version, as recommended by PCAF and in line with the dataset used in the baseline year; Scope 3 proxy emission factors are internally developed sector-country averages, derived from MSCI client-specific reported and estimated emissions data
–Enterprise Value including Cash (EVIC) is used as the denominator of the PCAF attribution factor and sourced from
MSCI
–Scope 3 financed emissions estimates are expected to remain volatile due to factors outside of the bank’s control such as (i) the evolution of clients’ EVIC and (ii) the inclusion of total expected lifetime emissions from products sold, particularly relevant in areas such as manufacturing-related activities
–Differences may arise between the bank’s Financed Emissions: Scope 3 Category 15 and its net zero target framework for Oil and Gas and Coal mining sectors; these differences can be attributed to: (i) difference in coverage of Scope 3 categories; (ii) difference in coverage of sub-sectors (i.e., upstream or midstream); or (iii) methodological or data-
driven differences in Scope 3 emission factor estimates
–No correction is made for potential double-counting of emissions when including clients’ Scope 3 emissions alongside
Scope 1 and 2
–PCAF Data Quality scores reflect the degree of reliance on proxy estimates and highlight the ongoing challenges faced by the bank and the wider industry in accessing audited client specific emissions data. Methodological and data source updates may significantly influence financed emissions estimates over time
–As of year-end 2025, the share of primary data used in the finance emissions calculations remained constant year-on-
year, reaching 42% for Scope 1 and 2 and 18% for Scope 3, measured on a total loan commitment basis; primary data refers to emission information classified as reported by clients by MSCI and therefore reflects data directly disclosed by clients rather than estimates
–Client-purchased offsets (certificates based on GHG reductions, avoidance or permit schemes) are not included in financed emissions calculations
–

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Residential Real Estate Portfolio
Residential Real Estate (RRE) is a critical area in the fight against climate change, with buildings accounting for a significant portion of energy usage and GHG emissions in the EU. Deutsche Bank recognizes this, with residential real estate loans (primarily mortgages to German private clients) representing approximately 35% of its global total loan portfolio of € 472.6 billion at year-end 2025. While financed emissions from RRE are lower than corporate loans, transitioning to net zero by 2050 necessitates clear pathways for energy efficiency.
However, achieving this in RRE presents unique challenges: most existing properties have low energy efficiency, the cost of transition primarily falls on private citizens, upstream industries heavily influence energy efficiency, and public policy is still evolving.
Deutsche Bank's integrated strategy reflects these complexities, focusing on:
–Empowering private individuals: Providing financial assistance for energy efficiency retrofitting and renovation
–Collaborating with upstream industries: Working with corporate clients supplying energy and materials to reduce their emissions, thereby impacting residential real estate's embodied emissions
–Engaging with stakeholders: Collaborating with policymakers, industry peers, and other bodies to define methodologies and priorities
–Harmonizing approaches: Contributing expertise to improve data quality and reporting for energy efficiency in the sector
Deutsche Bank's approach acknowledges the financial and social challenges for private clients, recognizing that a significant portion requires both information and financial assistance for retrofitting. It emphasizes the need for attainable goals, potential adaptations to collateral evaluation practices, and simplified financing for renovations.
As of year-end 2025, financed emissions for the European residential real estate portfolio decreased from 2.2 to
2.0 MtCO2e/y, with a financed energy intensity reduction from 13.04 to 12.5 kgCO₂e/m²/y. The lower financed emissions in 2025 was predominantly driven by two key factors: enhancements to Deutsche Banks emissions calculation models and the reduced volume size of the mortgage portfolio.
Methodological notes
–Deutsche Bank identifies loans collateralized by residential real estate based on the Financial Reporting (FinRep)
definition in accordance with the ECB-Regulation on reporting of regulatory financial information
–Financed emissions and emissions intensity of Deutsche Bank’s European residential real estate portfolio are calculated by applying a model-based approach, incorporating Energy Performance Certificates (real and proxied), real estate collateral data, decarbonization scenarios, and PCAF data; based on the PCAF methodology, Deutsche
Bank restricts the transition risk metrics to financed emissions and emissions intensity which are defined by the proportion of the collateral linked to the outstanding loan amount
–The net zero projections towards 2050 are performed by deploying the International Energy Agency (IEA)
decarbonization scenarios as well as country specific Carbon Risk Real Estate Monitor (CRREM) pathways
–The PCAF Data Quality scores are calculated according to the instructions for mortgages as outlined in PCAF’s The
Global GHG Accounting and Reporting Standard Part A: Financed Emissions (Second edition, December 2022), and incorporates the usage of EPC data (i.e., CO₂ values); the scores reflect the extent to which proxy estimates were utilized, i.e., PCAF Data Quality score 2 is applied, if the available EPC contains the respective CO₂ value, whereas estimation of CO₂ values based on real EPC data result in a PCAF Data Quality score of 3. A PCAF Data Quality score 4 is linked to CO₂ values being estimated by the above-mentioned model-based approach. PCAF Data Quality score 5 is assigned if none of the above apply. In the final stage, after assigning the PCAF Data Quality score, the average score per counterparty domicile (Germany, Italy, and Spain) is calculated, weighted by the outstanding gross carrying amount
–The share of primary data used for the calculation of financed emissions was 10.4% on an outstanding gross carrying amount basis of the loans collateralized by RRE; primary data is defined as utilizing actual EPC data without proxy, which reflects a PCAF Data Quality score of 2

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Facilitated Emissions: Scope 3 Category 15
Facilitated emissions represent the GHG emissions associated with capital markets transactions where the bank provides services, such as underwriting and syndication, to clients raising capital. These emissions differ from financed emissions as the bank typically takes no (or limited) credit risk, and the capital does not remain on the bank’s balance sheet.
The facilitated emissions calculations are aligned with the PCAF's Global GHG Accounting and Reporting Standard –
Part B Facilitated Emissions (first version, December 2023) as detailed in the Methodological notes in this section.
Facilitated emissions calculations are based on disclosed Scope 1, 2 and 3 emissions of Deutsche Bank’s clients. Such emissions data, along with clients’ EVIC data, is sourced from third-party providers. Where reported data for a specific entity is unavailable, sector-country asset-based proxies are used as the alternative. In alignment with the PCAF
Standard, a 33% weighting factor was applied.
To ensure the completeness and accuracy of the data presented, facilitated emissions are reported for year-end 2024.
The underlying deal information from external databases, such as Dealogic, is subject to a data finalization and reporting lag that extends beyond the 2025 year-end reporting cycle. Recognizing the inherent volatility of deal volumes in capital markets, Deutsche Bank reports five-year averages in addition to annual figures. This offers a less volatile view of facilitated emissions trends and the climate impact from these activities over time. The five-year average facilitated emissions are based on the 2024 or the latest available emission factors, reflecting data availability constraints.
The following table presents Deutsche Bank's facilitated emissions for year-end 2024 broken down by the top ten sectors which contribute to the largest amount of the bank’s summed Scope 1, 2 and 3 facilitated emissions. A significant deviation in Scope 3 facilitated emissions between 2024 and the five-year average for the Manufacturing and
Engineering sector is driven primarily by reported Scope 3 emissions for a single entity.

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Facilitated Emissions

	Dec 31, 2024
	Deal volume				Facilitated emissions				PCAF Data Quality Score (5 = lowest)
					Scope 1&2, MtCO2		Scope 3, MtCO2		Scope 1&2		Scope 3
	2024 (in € bn)	2024 (in %)	5 years average (in € bn)	5 years average (in %)	2024	5 years average	2024	5 years average	2024	5 years average	2024	5 years average
Corporate deals
Manufacturing and Engineering	13.3	6.8	10.6	6.8	0.3	0.3	65.2	23.4	3.9	3.5	4.1	3.9
Automotives	18.6	9.5	14.4	9.2	0.3	0.3	15.3	17.0	2.9	2.7	3.4	3.4
Oil and gas	7.2	3.7	6.6	4.2	2.4	2.0	9.9	7.8	3.5	3.6	4.3	4.2
Conglomerates	1.0	0.5	1.3	0.8	0.7	0.5	4.3	2.6	2.5	3.2	5.0	4.9
Steel, Metals and Mining	2.3	1.2	2.9	1.9	0.2	0.5	3.6	4.9	3.6	3.5	3.8	3.7
Consumer Goods	14.4	7.4	13.1	8.4	0.4	0.5	3.3	2.8	3.2	3.0	3.6	3.5
Healthcare and Pharma	30.1	15.4	20.8	13.3	0.7	0.7	2.5	1.7	3.3	3.4	4.3	4.3
Chemicals	5.4	2.8	6.4	4.1	0.6	0.7	2.3	2.6	4.1	3.8	4.4	4.3
Retail	8.9	4.5	6.2	3.9	0.1	0.1	2.8	1.9	4.6	3.9	4.6	4.3
Utilities	6.4	3.3	6.2	4.0	1.1	1.7	1.3	1.5	3.2	3.2	3.6	3.7
Others[1]	87.7	44.9	67.9	43.4	1.7	2.5	7.6	6.1	3.6	3.5	4.3	4.3
Total deals	195.3	100.0	156.3	100.0	8.5	9.8	118.1	72.3	3.5	3.4	4.1	4.1
1 As of year-end 2024, Others facilitated emissions were driven by the following sectors: Construction, Aerospace and Defense, Transportation, Services, Leisure, Technology, Telecoms, Media, Other Corporates, and Leasing and Rental

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Methodological notes:
The estimates are derived from public debt (bond underwriting and loan syndication) and equity deals information sourced through Dealogic. Private placements and equity investments in private companies are excluded, unless specific transactions are captured within the Dealogic database.
–A fee-based league table attribution is applied to apportion Deutsche Bank's share of each in-scope transaction; this fee-based approach offers a clear reflection of a deal’s economics and aligns with the GHG accounting ‘follow the money’ principle
–To ensure a complete and comprehensive assessment, all manager roles are included in the calculations
–In alignment with the PCAF Standard, securitized products, as well as agency, government, and supranational bonds, are excluded from the scope; furthermore, green bonds and loans are also excluded. Sustainability-linked and sustainable bonds/loans are treated as conventional
–The facilitated emissions calculation accounts for the full amount of syndicated loans arranged (drawn and undrawn portions), expanding the coverage
–Sectors in scope are identified according to Deutsche Bank’s internal sectoral classification. All transactions to financial institutions, public sector and real estate are excluded
–Similar to financed emissions, the facilitated emissions figures rely on client-specific data as well as proxy emissions factors. Scope 1 and 2 client-specific emissions data is sourced from MSCI and uses data reported by the client;
Scope 3 client-specific emissions data is sourced from MSCI and can be either reported by clients or estimated using
MSCI’s proprietary logic; Scope 1 and 2 proxy emission factors are sourced from PCAF’s 2019 EXIOBASE dataset
(EXIOBASE v3.7, base year 2015) to align with financed emissions calculations; Scope 3 proxy emission factors are internally built sector-country averages based on client-specific emissions data (reported and estimated) from MSCI
–PCAF Data Quality scores are calculated according to the rules outlined in the PCAF Standard and reflect the extent to which sectoral proxy estimates were utilized in the calculation; they are an indication of the challenges that the bank and the industry still face with getting access to consistent and audited client-specific emission data
Deutsche Bank acknowledges the inherent limitations in the current estimation of facilitated emissions due to data availability challenges and the evolving nature of reporting standards. Methodology and data changes may significantly impact the estimates in the future. Deutsche Bank is continuously monitoring these limitations, aiming to improve data quality and refine methodological consistency over time.
Other metrics used to monitor climate-transition risks
The bank uses additional global and sector-specific key performance indicators to monitor and steer climate risk across its portfolios. Examples of these indicators are technology mixes and the share of clients with reported net zero targets.
Climate physical risk for real estate assets
Climate physical risks for real estate assets are assessed using S&P physical exposure score data for nine hazards (coastal flooding, riverine/fluvial flooding, pluvial flooding (extreme rainfall), tropical cyclone, extreme heat, extreme cold, wildfire, drought, and water stress) across four scenarios (low, medium, medium-high, and high risk). To estimate the overall exposure to physical climate risks, Deutsche Bank utilizes composite hazards scores and the medium-high risk scenario (a limited mitigation scenario in which total GHG emissions double by 2100, and global average temperatures rise between 2.8°C and 4.6°C by 2100). Deutsche Bank considers the fluvial flood, coastal flood, pluvial flood, and tropical cyclones as acute risk and maps water stress, drought, wildfire, extreme heat, and extreme cold as chronic risk.
Only a small proportion of the bank’s European residential real estate portfolio is deemed vulnerable to acute or chronic physical risks as the physical risk factors for Europe are significantly lower than in other parts of the world. Furthermore, residual risk for the European Residential Real Estate portfolio remains low, supported by insurance policies held by private clients for their respective properties, additional all-risks insurance contract held by Deutsche Bank for the
German mortgage portfolio, and national protection schemes in Italy and Spain.
A summary of exposures to chronic and acute physical risks is provided in the table below.
Loan exposure to physical risks of the Residential Real Estate portfolio

Country	Dec 31, 2025
	Loan exposure, Outstanding (in € bn)
	Total	Chronic	Acute
EU	160.6	15.3	1.2
thereof: Germany	147.8	7.6	1.2
thereof: Spain	6.3	5.8	0.0
thereof: Italy	3.7	1.9	0.0
thereof: Rest of EU	2.8	0.1	0.0
Non-EU	4.6	0.7	1.1

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Country	Dec 31, 2024
	Loan exposure, Outstanding (in € bn)
	Total	Chronic	Acute
EU	166.4	18.1	0.6
thereof: Germany	153.2	14.7	0.3
thereof: Spain	6.4	2.3	0.0
thereof: Italy	4.2	1.2	0.2
thereof: Rest of EU	2.6	0.0	0.0
Non-EU	5.1	0.2	1.6
The continuous enhancements to processes, refinement of methodology and consideration of forward-looking information can result in changes to exposures subject to physical risks.
Nature-related (or other environmental) risks
In recognizing the increasing importance of nature-related (or other-environmental) risks to the bank and its stakeholders
(from regulators and supervisors to investors and clients), Deutsche Bank developed an in-house approach for the identification of exposures potentially vulnerable to nature-related risks. While not considered material for the 2025 double materiality assessment, Deutsche Bank will continue to monitor these risks as part of the annual materiality assessment as industry standards and methodologies in relation to nature risk identification and measurement continue to evolve.
Deutsche Bank’s analysis of nature-related risks focuses on four different types of nature loss: (i) terrestrial biodiversity and habitat loss, (ii) water depletion, (iii) marine ecosystem degradation, and (iv) ecosystem degradation from waste and pollution. This classification allows the bank to capture in its assessment most of the pressures on nature from human activities, as listed by the Science Based Targets Network (SBTN) and ecosystem services of the ENCORE tool.
The bank identifies exposure to each of the four types of nature loss based on a waterfall approach that considers:
–A client-level assessment, based on the relevant environmental ratings, when available
–A sector and country assessment, which identifies companies active in sectors with high impact or high dependency on nature that are domiciled in vulnerable countries
–
For the sector-level assessment of nature risk impacts on the corporate loan portfolio, the bank utilizes the Sector
Materiality tool of the Science-Based Target Network due to its consideration of indirect, upstream value chain impacts.
In 2025, the bank updated its use of the ENCORE tool by switching to the latest version available, for the assessment of sector dependencies on ecosystem services and impacts on natural capital. For the assessment of country vulnerability in 2025, the bank refreshed existing datasets as well as incorporated new data sources for the nature loss analysis.
The table below reports the exposures identified as potentially vulnerable to Nature risks according to the approach of combining the client-level and sector and country level assessment:

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Loan exposure to nature-related risks of the corporate lending book

	Dec 31, 2025
	Loan Exposure, Outstanding (in € bn)
Corporate loan exposure to nature loss types	in € bn	in % of portfolio	o/w identified through client level data	o/w identified through client level data (in %)
Total corporate industry loan exposure	119.7	100.0	N/A	N/A
thereof: Water depletion	12.0	10.1	1.5	12.7
thereof: Terrestrial biodiversity and habitat loss	9.5	7.9	4.0	41.5
thereof: Ecosystem degradation from waste and pollution	6.7	5.6	3.9	57.6
thereof: Marine ecosystem degradation	3.8	3.2	0.9	24.7

	Dec 31, 2024
	Loan Exposure, Outstanding (in € bn)
Corporate loan exposure to nature loss types	in € bn	in % of portfolio	o/w identified through client level data	o/w identified through client level data (in %)
Total corporate industry loan exposure	117.7	100.0	N/A	N/A
thereof: Water depletion	18.9	16.1	1.9	10.1
thereof: Terrestrial biodiversity and habitat loss	12.7	10.8	3.6	28.5
thereof: Ecosystem degradation from waste and pollution	9.9	8.4	5.0	50.0
thereof: Marine ecosystem degradation	6.5	5.5	4.1	63.2
N/A - not applicable
The net decrease in exposure to nature risks between 25% year-on-year for Terrestrial biodiversity and habitat loss to
36% year-on-year for Water depletion) is mainly driven by changes in the sectoral taxonomy that assesses dependencies and impacts on nature, following the update in ENCORE’s dataset. In 2025, Deutsche Bank refined its approach of identifying exposures sensitive to marine ecosystem degradation by narrowing the focus to clients operating in sectors with high impact on marine ecosystem use or dependencies on marine ecosystem services. This has resulted in the decrease of exposure sensitive to marine ecosystem degradation.
As the same client can be exposed to risks related to different nature loss types, the amounts in the table above are not additive. Total exposure to clients identified as vulnerable to at least one nature risk type was € 21.9 billion in 2025.
Current and anticipated financial effects from material physical and transition risks
No material financial effects from physical and transition risks were observed during the fiscal year 2025. Anticipated future financial effects from climate risks are discussed in the “Resilience of the bank” sub-chapter of the “Climate change” chapter within this Sustainability Statement. The bank has made use of the extended phase-in option in relation to ESRS 1 Appendix C, with regards to ESRS E1-9 in accordance with the Delegated Regulation (EU) 2025/1416 adopted by the European Commission in July 2025 and published in the Official Journal in November 2025.

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Client portfolios in Asset Management
Governance
For more information pertaining to sustainability governance at Deutsche Bank’s Asset Management division, DWS, please refer to the sub-chapter “DWS strategy on sustainability” in the “Sustainability strategy” chapter within this
Sustainability Statement.
Strategy
ESRS E1-1
As an asset manager, DWS’s fiduciary responsibility is to act in the best interests of its clients. DWS recognizes that each client has a unique set of investment objectives and therefore offers a broad range of investment solutions with the goal to create long-term value through balancing investment risks and opportunities. This includes financially material sustainability risks and opportunities.
Changing political and regulatory frameworks as well as evolving client preferences require DWS to regularly review its strategy, product offering and sustainability related processes and activities to ensure alignment with the shifting environment. Following such a review, DWS has refined its strategy for sustainability and introduced adjustments in April
2025 to address these changes. Details can be found in the section “DWS strategy on sustainability” within this
Sustainability Statement.
DWS recognizes the significance of the ongoing transformation to a more sustainable economy and its goal is to provide investment expertise and solutions that help its clients navigate this transformation effectively.
In 2025, DWS has not published a stand-alone climate transition plan. DWS will continue to monitor the developments on evolving regulation and market standards concerning appropriate disclosures on climate transition plans. This will inform its approach and timing going forward and includes the upcoming requirements under unfair‑competition rules, which call for implementation plans that substantiate any environmental claims made.
Information relating to DWS´s approach on sustainability and climate change mitigation can be found in the Sustainable
Finance - Asset Management chapter and also in the sub-section “Metrics and targets” of the Client portfolios in Asset
Management chapter.
Impact, risk and opportunity management
ESRS E1-2, ESRS E1-3
As an asset manager, DWS has a specific business model where most of its impacts, risks and opportunities arise in its downstream value chain through investees. The management of these downstream sustainability-related impacts, risks and opportunities is supported by various policies and procedures relevant to the specific DWS business lines.
For Liquid assets, these include internal procedures governing sustainability risk integration, as well as the Engagement
Policy and the Corporate Governance and Proxy Voting Policy 2025 covering stewardship through engagement with investee companies and the effective use of voting rights, the governance and oversight of those activities and how DWS reports on them. Details on these can be found in the sub-chapter “Asset Management“ within the “Sustainable finance”
chapter of this Sustainability Statement.
Within DWS’s Illiquid assets, the Global Sustainability Framework (GSF) for DWS Private Real Estate Investment
Management sets out key principles and processes concerning DWS Private Real Estate’s approach to consideration of sustainability in the private real estate investment management. Details on these can be found in the sub-chapter “Asset
Management“ within the “Sustainable finance” chapter of this Sustainability Statement.
In addition to these, the DWS Coal Policy governs DWS’s investments in and funding of thermal coal-related activities.
In-scope products of the policy are restricted from investing in coal developers and companies with coal share of revenues greater than 25%. Furthermore, the policy seeks a complete phase out of thermal coal use from EU/OECD countries by 2030 and rest of the world by 2040.

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Metrics and targets
ESRS 2 MDR-M, ESRS 2 MDR-T
DWS became a signatory of the Net Zero Asset Managers (NZAM) initiative in 2020. From February 2026, the scope of
DWS´s former group-wide commitment will be adjusted to certain European legal entities of DWS Group GmbH & Co.
KGaA.
Following the updated NZAM commitment statement and the adjusted scope, DWS is currently revising its climate-
related portfolio target which was initially published on the NZAM website in November 2021. While this review is ongoing, DWS continues to report the relevant metrics for 2025 consistent with prior years as per the previous interim target.
As a NZAM signatory, in 2021, DWS set itself an interim 2030 target of reducing the Weighted Average Carbon Intensity
(WACI) of its in-scope assets under management by 50% relative to the baseline year of 2019, on an inflation-adjusted basis. DWS applies the inflation-adjusted WACI instead of the standard WACI to strip out the effect of price increases from the decarbonization metric. Otherwise, a nominal increase in revenues due to inflation would lead to a reduction in the financial carbon intensity of companies, although there is no decarbonization in real terms. The surge in inflation in recent years has highlighted the importance of adopting this approach.
In the 2019 baseline, the WACI amounted to 170.2 tons of CO2 equivalents per million $ of revenue (tCO2e/mn$). In
2023, this changed to 92.3 (2022: 101.4) tons of CO2e/mn$. Stripping out the effect of inflation, this amounts to a cumulative inflation-adjusted reduction of 36.5% (2022: 36.0%) over four years.
Due to a lag in reporting and availability of emissions data, the WACI calculations for the 2025 reporting period are based on DWS’s portfolio holdings as of year-end 2024 using the emissions data from the previous year of those respective holding companies, which is 2023. Similarly, the baseline figure was based on year-end 2020 portfolio holdings and 2019 emissions.
The change in WACI of DWS´s portfolios is the combined result of three main underlying effects:
–Changes to portfolio holdings due to fund flows, market movements, or other portfolio considerations
–Changes to the carbon intensity of the holding companies themselves
–Changes to the product mix, i.e., existing products being closed or new product launches
The 36.5% (2022: 36.0%) inflation-adjusted cumulative decrease in WACI versus the baseline figure represents significant progress towards DWS’s 50% reduction target by 2030. However, in the short-term, the WACI metric can be affected by external factors like security price movements and client flows that are beyond the control of DWS and its investee companies. As these factors can introduce volatility to the metric on a year-on-year basis, DWS does not expect the path of WACI reduction to follow a linear trend.
Portfolio emissions metrics1

Metric	Definition	Full year 2025	Full year 2024	Medium-term ambition
Scope 3 portfolio emissions (net zero) – inflation adj. WACI (in %)	Cumulative inflation-adjusted change in the WACI of the assets in scope of the interim net zero target compared to DWS’s baseline year 2019	(36.5)	(36.0)	Achieve a 50% reduction in the inflation-adjusted WACI- related to Scope 1 and 2 portfolio emissions by 2030 compared to base year 2019 (aligned to DWS’s 2030 interim net zero target)
Assets in scope of net zero (in %)	The % of total AuM covered by the interim net zero target	39.2	39.1
Assets in scope of net zero (in € bn)	The € value of AuM covered by the interim net zero target	389.0	350.3
1The WACI metric is only calculated for in-scope AuM invested in liquid assets where carbon data is available from DWS’s current vendors. Holdings in direct real estate assets are not included in this calculation
In 2025, the absolute Scope 3 portfolio emissions (in tCO2e) excl. sovereigns was 25,114,543 and the absolute Scope 3 portfolio emissions (in tCO2e) for sovereigns was 21,022,017.
The absolute financed emissions provided are calculated for DWS’s holdings in the asset classes of equities, corporate bonds (including use of proceeds bonds), sovereign debt and direct real estate. Financed emissions from holdings in sub-
sovereign debt, fund of fund holdings, investments in real estate debt and illiquid infrastructure equity and debt investments are not included in this calculation due to data availability.

Deutsche Bank	Environmental information
Annual Report 2025	Climate change

Data for emissions of holdings in liquid investments, for example equities, corporate and sovereign bonds, is sourced from third-party data providers. These include emissions of CO2 as well as several other greenhouse gases converted to their CO2 equivalent using their 100-year Global warming potential. For most of DWS’s AuM, the emissions data provided by data vendors is based on the numbers reported by the issuer, while the rest is estimated by the data provider according to their methodology.
DWS’s apportioned emissions are calculated using an attribution factor determined by the ratio between its outstanding holdings (numerator) and either Enterprise Value Including Cash for corporate issuers or GDP for sovereign issuers
(denominator).
Consistent with DWS’s reporting last year, Scope 1 and 2 emissions of its holding companies are included in this year's report as well. In addition, in DWS’s emissions reporting methodology this year, DWS has included the scope 3 emissions of its holding companies separately to improve transparency and better align the reporting with evolving best practice and industry standards. For sovereign debt, the Scope 1 emissions reported include Land Use, Land Use Change and
Forestry.
Financed emissions for DWS’s direct real estate holdings are calculated according to Global Real Estate Sustainability
Benchmark, which is aligned with Partnership for Carbon Accounting Financials, and Carbon Risk Real Estate Monitor.
DWS reports financed emissions for its entire real estate holdings, including commercial as well as residential real estate.
However, emissions for real estate debt portfolios are not included in its reporting.
Portfolio emissions metrics - financed emissions1

Metric	Definition	Dec 31, 2025	Dec 31, 2024
Scope 3 Category 15 emissions - Financed scope 1 and 2 emissions for portfolio holdings excluding sovereign issuers (in tCO2e)	Scope 3 Category 15 portfolio emissions represent the financed share of investee scope 1 and 2 emissions (tCO₂e) across listed equities, corporate bonds and direct real estate in DWS´s portfolio	25,114,543	26,046,373
Scope 3 Category 15 emissions – Financed scope 1 and 2 emissions for portfolio holdings of sovereign issuers (in tCO2e)	Scope 3 Category 15 portfolio emissions represent the financed share of investee scope 1 and 2 emissions (tCO2e) for sovereign bonds. Scope 1 emissions are domestic GHG emissions from sources located within the country territory. Values include land- use, land-use change and forestry	21,022,017	23,655,494
Total scope 3 Category 15 emissions – Financed scope 1 and 2 emissions for portfolio holdings (in tCO2e)		46,136,560	49,701,866
Scope 3 Category 15 emissions – Financed scope 3 emissions for portfolio holdings (in tCO2e)[2]	Scope 3 Category 15 portfolio emissions represent the financed share of investee Scope 3 emissions (tCO₂e) across listed equities, corporate bonds, sovereigns and direct real estate in DWS´s portfolios	197,132,046	N/A
N/A - not applicable
1While DWS does not have an absolute financed emissions reduction target, DWS provides the data on the absolute financed emissions here for transparency. Due to a lag in availability of emissions data, the Full-year 2025 data above are based on portfolio holdings as of year-end 2024 using the emissions data from the previous year of those respective holdings, which is 2023. The same methodology applies for the other time periods reported above
2Consistent with DWS’s reporting last year, Scope 1 and 2 emissions of its holding companies are included in this year's report as well. In addition, in DWS’s emissions reporting methodology this year, DWS has included the scope 3 emissions of its holding companies separately to improve transparency and better align the reporting with evolving best practice and industry standards

Social

Deutsche Bank places strategic importance on social aspects. This includes the social dimension of its sustainable finance and ESG investment volumes, the fostering of a diverse and qualified workforce, attractive working conditions, a strong focus on client centricity and adherence to human rights.

The global network

FTE per region
Numbers may not add up due to rounding

33,386
Germany
7,977
Americas
17,847
Europe excluding Germany
30,669
Asia-Pacific, Middle East and Africa

89,879
Total FTE

7,743
Part time employees (in FTE)

55
Countries represented

160
Nationalities

16,601
Corporate Bank

8,188
Investment Bank

23,337
Private Bank

4,835
Asset Management

36,918
Infrastructure

Facts and figures 2025

34.1%
women in Corporate Titles Managing Director, Director, Vice President

72.05%
culture pulse index (average favorability score)

43.4m
training expenses in €

62
net promoter score Private Bank Germany (after interaction)

38%
global unadjusted gender pay gap (impacted by business model and geography)

68%
commitment score according to the People Survey

20.3%
increase in total employee training hours

63
net promoter score Asset Management (Top 170 clients)

Annual Report 2025	Social information
Own workforce

Social information
Own workforce
Deutsche Bank’s success in achieving its vision to be the Global Hausbank and European champion depends on its engaged and capable workforce, their ideas, skills, commitment, and well-being. The expertise and dedication of the bank’s workforce enables the provision of expert advice to Deutsche Bank’s clients, creates innovative solutions tailored to their needs, and high quality products to ensure their financial security and lasting success. In a rapidly changing environment shaped by technology, geopolitical developments, sustainability, and evolving customer needs, effective workforce management, strong organizational capabilities, attractive working conditions and equal access to opportunities are essential, as described in this chapter. The disclosures of this “Own workforce” chapter cover all types and groups of employees, generally including employee representatives, as well as non-employees where applicable, which are covered by the term “own workforce” as defined under ESRS S1.
Governance
ESRS 2 GOV-2
The Global Head of Human Resources at Deutsche Bank Group is accountable for all Human Resources (HR) matters of
Deutsche Bank. The position holder oversees Group HR, which comprises global divisional Business Partners, global functions, global HR products, and regional HR. The Global Head of Human Resources represents HR matters in relevant committees of the bank. The position holder defines and coordinates the Group's HR strategy and the related priorities, while ensuring that it is aligned with and supports Deutsche Bank Group strategy and complies with relevant regulations and laws in all markets in which the bank operates, including anti-discrimination laws.
The Global Head of HR reports to the Management Board member acting as Chief Operating Officer, with whom the
Global Head of HR has regular meetings to discuss material HR-related topics. The Global Head of HR is advised and supported by the Global HR Leadership Team, which consists of the bank’s Global Head of HR, global divisional Business
Partners, heads of global functions, global HR product heads, and regional HR heads. In 2025, the topics of the Global
HR Leadership Team continued to evolve in alignment with HR’s strategy, building on the foundations laid in 2024. The focus in 2025 deepened around enhancing leadership, driving aspirational culture and becoming a purpose led organization, digital transformation, as well as de-risking an aging workforce. This focus was supported by initiatives such as process optimization and the enhancement of the HR Target Operating Model.
The bank’s monthly HR Controls Dashboard monitors human capital risks as well as HR’s operating performance in managing these risks, in line with the bank’s Operational Risk Management Framework. It provides an overview of relevant control indicators regarding the employee life cycle. The results are presented to the Global Head of HR and the
Global HR Leadership Team. Informed by the Global HR Leadership Team’s advice, the Global Head of HR decides whether a matter needs to be reported to the Management Board member responsible for HR and/or to the Management
Board and which remediation actions are applied.
Strategy
ESRS 2 SBM-1, ESRS 2 SBM-2, ESRS 2 SBM-3, ESRS S1-1
The bank’s people strategy is derived from Deutsche Bank’s corporate strategy and Global Hausbank ambition and is aligned with Deutsche Bank’s purpose. It reflects market developments, societal trends, and evolves through consultation with internal and external stakeholders, such as regulators, employee representatives, trade or employers’
associations. It considers the interests of Deutsche Bank’s workforce such as the provision of fair and attractive working conditions and an inclusive working environment, which fosters fair treatment and equal access to opportunities for all.
Regular reviews of risks and opportunities resulting from workforce-related changes are carried out in close cooperation with stakeholders to ensure that the strategy remains relevant.
Each division is responsible for developing and implementing its own people strategy derived from the overarching
Deutsche Bank people strategy, which is anchored in four core pillars: (i) enhancing leadership and driving the bank’s aspirational culture, (ii) ensure right workforce required to progress on strategic priorities - the right number of employees, with the right skills, and at the right time, (iii) attracting, retaining, and developing diverse talent with priority skills and (iv) de-risking an aging workforce through succession planning and technology. These pillars address the most critical challenges Deutsche Bank’s workforce faces in a rapidly changing environment.

Annual Report 2025	Social information
Own workforce

By focusing on these pillars, the people strategy supports both immediate business needs and long-term sustainability. HR
Business Partners play a pivotal role in this process. They act as strategic advisors to the divisions, ensuring that divisional people strategies are consistently relevant. They support implementation through targeted people management measures such as talent development programs, succession planning, and leadership enablement. HR Business Partners also collaborate closely with divisional Chief Operating Officers to regularly review progress and adjust people strategies where necessary.
The people strategy is complemented by the HR strategy, which serves as the master plan for the HR organization. This strategy enables divisions by providing state-of-the-art group-wide HR products and services, and enhances the efficiency, capabilities, and structure of the HR function. These priorities are captured in HR Lighthouse Initiatives and core run-the-bank processes.
Through its professional skills, knowledge, experience, and commitment, HR is a key partner and enabler for the business divisions and infrastructure functions, setting relevant policies and procedures, aligned with the laws and regulations in all markets in which it operates. It anticipates future developments and addresses them proactively, also with regard to the capacity and composition of its workforce, ensuring Deutsche Bank remains an employer of choice. It maintains a working environment that is free of discrimination based on an individual’s race, color, sex, national origin, ethnicity, age, religion, disability, marital status, pregnancy, sexual orientation, gender identity and expression, citizenship or any characteristic protected by law. Deutsche Bank’s ongoing commitment to excellent working conditions and equal opportunities is recognized by external rating agencies, which awarded HR-related topics a higher score in 2025 than in 2024. This contributed to the bank’s overall score increase, which is described in the “People & Own Operations” section of the
“Sustainability strategy” chapter.
The divisional people strategies are reviewed regularly by the divisions, their Chief Operating Officers and HR Business
Partners. The HR strategy is regularly reviewed by the HR function in close cooperation with the Global HR Leadership
Team. If a need for revision or action is identified, the respective strategy is refined accordingly, and respective policies, procedures, and actions will be adapted as needed.
Impact, risk and opportunity management, metrics and targets
Deutsche Bank depends on a motivated, skilled and diverse workforce that reflects the communities in which it operates, and prioritizes sustainable client outcomes. To sustain this, the bank is committed to fair and attractive working conditions with equal and fair treatment, and managing related material impacts, risks and opportunities. The material impacts, risks and opportunities (IROs) for the bank’s own workforce are described, alongside the respective key actions, metrics and targets, in the following sub-chapters of the “Own workforce” chapter.
Material impacts, risks and opportunities for own workforce
ESRS 2 SBM-3, ESRS S1-1, ESRS 2 MDR-P, ESRS S1-4, ESRS 2 MDR-A, ESRS S1-5, ESRS 2 MDR-T, ESRS 2 MDR-M
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
At least once a year, the HR function reviews the impacts, risks and opportunities related to the bank’s own workforce to identify any potential need for revision and action, and to ensure that potential changes of the workforce-related IRO assessment are accurately reflected in the strategy, and vice versa. The workforce-related IROs are outlined in the following table with an overview of the policies, actions, metrics and targets that the HR function defines and uses to manage them.
These are described in more detail in the following paragraphs of this chapter, including material metrics from ESRS S1 as well as entity-specific ones.
The management of these IROs is pivotal to ensure that Deutsche Bank's workforce is motivated and empowered with diverse, relevant skills and expertise. The following sub-chapters within this "Own workforce" chapter describe in more detail the IRO management, including policies, engagement approaches, channels and procedures for potential concerns, the bank’s actions as well as associated metrics and targets for the specific topics related to Workforce management,
Working conditions and Diversity and inclusion.
The processes and sources to identify potential risks, including risks of harm, impacts and opportunities as well as required actions in response to actual or potential negative impacts in relation to the bank’s own workforce are described in the following sub-chapters “Processes for engaging with own workforce and workers’ representatives about impacts” and
“Processes to remediate negative impacts and channels for own workforce to raise concerns”. These processes, as well as other data sources, such as workforce data on global or country level, enable the bank to identify potential impacts, risks and opportunities that relate to its own workforce, including specific groups of people, for example with particular characteristics or working in a particular context or in specific activities. The HR function is responsible for defining and performing actions to achieve the intended working conditions and ensure equal and fair opportunities for its employees.

Annual Report 2025	Social information
Own workforce

Topic: Own Workforce

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Working conditions	Own operations	Medium-term	Positive impact
Positively impacting employees’
commitment/satisfaction/
motivation and well-being by
–Ensuring right capacity and
composition of the bank’s
workforce across employees
and non-employees
–Providing family leave and
childcare benefits
–Considering adequate working
time and offering flexible
working time arrangements
–Respecting and upholding high
standards regarding freedom of
association, collective
bargaining and social dialogue

Code of Conduct
Leadership Kompass
Hiring, Onboarding and
Offboarding Policy and Guidance
for Hiring
All Managers Curriculum
Raising Concerns (including
Whistleblowing) Policy and Speak-
up and Whistleblowing Framework
Performance, Consequences and
Reward Policy and Approach to
Performance, Consequences and
Reward (Framework)
Guidance on the Assessment of the
Suitability of Board Members,
Branch Managers and Key Function
Holders
Environment, Health and Safety
Policy
Deutsche Bank Statement on
Human Rights
Employee Handbooks
Contingent Worker Resource Policy

Workforce analysis and planning
Culture Pulse Survey/People
Survey/New Joiner Survey
Engagement with workers’
representatives
Concluding and updating collective
bargaining agreements and (group)
works agreements
Support networks, incl. Employee
Assistance Program
Benefits, flexible and mobile
working arrangements
Well-being champions, Well-being
Hub
Internal channels, controls and
processes
Recruitment programs
Graduate and internship programs
as well as vocational training and
dual study programs
Social Plans Agreements

Culture Pulse Index and associated goal
Participation rate People Survey,
Enablement and Commitment score
Number of employees by gender,
country, contract type
Number of non-employees by type of
work
New employee hires and employee
turnover by region, age, corporate title
and gender, voluntary turnover
Annual total remuneration ratio
Collective bargaining and social
dialogue coverage ratio
Average time to fill vacant positions
Internal fill rates and savings from
redeployment
Hired global graduates and vocational
trainees
Human Capital Return on Investment
Family-related leave entitlement and
usage, incl. breakdown by gender
Number of complaints on working
conditions and discrimination and
harassment
Number of Mental First Aiders

		Medium-term	Opportunity
Increased employee productivity,
and retention as well as increased
employer attractiveness and
reputation as associated with the
positive impacts by
–Right capacity and composition
of workforce
–Family leave and childcare
benefits
–Collective bargaining

Annual Report 2025	Social information
Own workforce

Topic: Own Workforce

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Equal treatment and opportunities for all	Own operations	Short-term	Positive impact	Positively impacting employability, employee motivation and effective leadership by providing –Multi-mode training –Skills development –Regular performance feedback
Code of Conduct
Hiring, Onboarding and
Offboarding Policy and Guidance
for Hiring
Leadership Kompass
All Managers Curriculum
Raising Concerns (including
Whistleblowing) Policy and Speak-
up and Whistleblowing Framework
Performance, Consequences and
Reward Policy and Approach to
Performance, Consequences and
Reward (Framework)
Guidance on the Assessment of the
Suitability of Board Members,
Branch Managers and Key Function
Holders
Deutsche Bank Statement on
Human Rights
Employee Handbooks

Learning offers, training, leadership and
talent programs, incl. networking
Performance reviews
Networking and returner programs
Development programs, incl.
Acceleration programs
Training programs
Career platform
35 by 25' program for increasing gender
representation in more senior roles
Employee networks
Accessibility measures
Culture Pulse Survey/People Survey/
New
Joiner Survey/Exit Survey
Complaints and grievances processes
and channels
Human Rights Forum to oversee
management of related matters

Training expenses and training
hours, incl. breakdown by gender
Participation in Acceleration
Programs, incl. breakdown by
gender
Unadjusted gender pay gap
Completion rate performance
reviews, incl. breakdown by gender
Gender diversity and associated
goals
Age diversity, employees with
disabilities incl. breakdown by
gender
Black heritage representation goal
in UK
Number of incidents and
complaints of discriminations and
complaints on working conditions
as well as resulting fines, penalties
and compensation for damages

		Medium-term	Opportunity	Increased employee effectiveness, employer attractiveness and reputation by identifying and removing structural barriers, especially for underrepresented groups

		Short-term	Negative impact	Negatively impacting employee commitment, well-being and sense of belonging by not providing fair remuneration

		Short-term	Risk
–Risk of decreasing employee
effectiveness and retention as
well as employer attractiveness
and reputation by not providing
an inclusive working
environment.
–Risk of legal action and
regulatory consequences in
certain countries regarding the
bank’s diversity agenda

Annual Report 2025	Social information
Own workforce

Policies related to own workforce
ESRS S1-1, ESRS 2 MDR-P
Deutsche Bank’s policies, procedures, and frameworks serve as a means for the bank to implement its people strategy and to manage the material impacts, risks and opportunities related to its own workforce. These policies are aligned with the laws and regulations in all markets in which the bank operates and are set out and revised in consultation with key policy stakeholders, in line with the global Policy on Requirements for Policies, Procedures, Key Operating Documents
and Frameworks, which is approved by the Head of Group Governance. In case of a material revision of the policy, the global portfolio owners as well as the respective subject matter experts of all affected units in the bank must be consulted. Depending on the scope of the policy, this could involve functions like Performance & Reward, Employment
Relations and Talent Acquisition. Moreover, workers’ representatives as key stakeholders are involved subject to their participation rights, for example the German Works Constitution Act (Betriebsverfassungsgesetz), and works agreements
(Betriebsvereinbarungen) may be concluded, if applicable. HR’s global policies are approved by the Global Head of HR and reviewed at least annually. The policies are available to the bank’s employees and non-employees on the internal policy portal, which is linked to the bank’s intranet landing page. When a policy, procedure or framework is newly issued, materially updated or archived, a news article is published on the intranet, highlighting key changes, consequences, and contact point for questions.
Deutsche Bank voluntarily endorses and aligns with the United Nations Guiding Principles on Business and Human
Rights, the OECD Guidelines for Multinational Enterprises, the International Labour Organization’s Declaration on
Fundamental Principles and Rights at Work (including its Core Labour Standards), and the UN Global Compact in a
manner consistent with how they have been implemented in national laws, as described in the bank’s Code of Conduct.
Deutsche Bank has a long-standing commitment to respecting human rights, as outlined in Deutsche Bank Group’s
Statement on Human Rights, which is approved by the Management Board and signed by the Chief Executive Officer.
The commitment to respecting human rights is also anchored in Deutsche Bank’s Code of Conduct, in which the bank defines the minimum standards of behavior and conduct which Deutsche Bank expects of all its employees, non-
employees, and Deutsche Bank as an organization. The purpose of the Code of Conduct is to ensure that Deutsche
Bank’s workforce conducts itself ethically, with integrity, and in accordance with applicable policies and procedures as well as laws and regulations. To ensure employees have a comprehensive understanding of the Code of Conduct and their responsibilities arising from it, there is mandatory training as described in the “Speak-up and Whistleblowing
Framework“ sub-chapter of the “Culture, integrity and conduct” chapter. In 2025, the completion rate was 100% (2024:
100%).
In 2025, several workforce-related policies were streamlined to provide clear end-to-end guidance for employees and managers, limiting complexity and ensuring consistency across both employee and contingent worker lifecycles, where appropriate. For example, the Hiring Policy, Background Screening Policy, Workforce Referral & Connected Candidates
Policy, and Offboarding Policy have been consolidated into a single, comprehensive Hiring, Onboarding and Offboarding
Policy. This new policy is supported by separate guidance for hiring and guidance for offboarding, setting out practical direction and clear requirements for all aspects of hiring and offboarding.
In addition, clear guidelines foster a safe, well-functioning working environment for the bank's employees, for example in the form of key operating documents such as Instructions for Secure Data Handling – HR and Conflicts of Interest – HR.
Actions in relation to own workforce
ESRS S1-4, ESRS 2 MDR-A
Deutsche Bank undertakes a wide variety of actions to foster positive impacts and opportunities and to mitigate potential negative impacts and risks, including potential harm. The bank’s actions are often global activities or programs that apply to all employees in all regions of the bank, such as global learning offerings, but there are also actions specific to a region or division, for example apprenticeship programs or childcare offerings in the bank’s major global hubs, as well as actions specific to certain employee groups, such as leadership development for managers, or acceleration programs for top talent. The implementation of these actions contributes to achieving the bank’s people strategy and targets, fosters attractive and fair working conditions and provides and ensures equal treatment and opportunities.
Actions conducted by the bank have various time horizons, from long-term, such as the actions associated with the 35 by
25 program or with the establishment of new trainings, to occasion-related, one-time measures, such as the global
Townhall on neuroinclusion. The required resources, such as working time of employees and/or financial budget, are allocated to these actions. The bank’s actions are described throughout the following sub-chapters on “Workforce management”, “Working conditions”, and “Diversity and inclusion” in detail. Progress of these actions and action plans, including those initiated in prior periods, is monitored by the bank through various qualitative and quantitative means, including metrics reported in the following sub-chapters and the results of the annual People Survey.

Annual Report 2025	Social information
Own workforce

Processes for engaging with own workforce and workers’ representatives about impacts
ESRS S1-2, ESRS S1-1, ESRS S1-4, ESRS S1-5, ESRS 2 MDR-A, ESRS 2 MDR-T
Engagement with own workforce and employee feedback culture
Deutsche Bank puts care into hiring the right people, developing them, and ensuring they have the relevant skills. In turn, the bank’s employees need to be heard, included, recognized, cared for, and provided with positive leadership to foster a productive working environment in which strong relationships, open communication, and learning from feedback play an essential role. Therefore, the bank is committed to comprehensively reflecting its employees’ views in decisions that may have an impact on its own workforce, and provides various channels to engage with its own workforce directly to gain insights into their perceptions, potential concerns and positive or negative impacts that may affect them. The central means of gathering employee feedback is the bank’s voluntary and confidential annual People Survey, which helps the bank understand its employees’ perspectives around what it is doing well and where its employees perceive a need for improvement. Deutsche Bank aims to gain a differentiated view across various areas and employee groups in the bank and to identify groups among its employees who may have a particular exposure to negative impacts. Therefore, survey results show regional and divisional cuts and result segmentation by further criteria, based on the voluntary and confidential option to answer demographic questions on topics such as age, gender and tenure, as well as in certain geographies on ethnicity, sexual orientation, neurodiversity, disability and socio-economic background.
By observing the participation rate in the survey, the bank also assesses the effectiveness of this channel. In 2025, the survey received its highest participation rate since 2011 with 69% (2024: 65%) of invited employees taking part
(excluding the Russian Federation), which, based on vendor feedback, is in line with the bank’s peers. The People Survey measures progress on employee commitment (including intent to stay at the bank, pride, motivation, advocacy of the organization as an employer) and enablement (level of challenge and interest in work, degree to which employees can be productive). All employees are asked to provide feedback on a broad range of topics around the bank’s working conditions, such as communication, artificial intelligence and inclusion, ethics, Speak-up and resources. Employees are also asked about purpose and enjoyment at work, and the degree to which they feel supported by the bank in achieving a reasonable balance between work and personal life. The People Survey provides insights into employees’ comfort with expressing their views freely and what helps or prevents them from expressing themselves. Employees can use free-text fields included in the survey to share improvement proposals or observations and thus use the survey to provide feedback on the positive and negative aspects of their working experience at the bank. In 2025, Deutsche Bank continued its relationship with the academic partner introduced in 2024 to support the bank’s ambitions to further enhance insights through advanced data analytics to gain more detailed, actionable findings to improve the employee experience.
A dedicated HR team prepares, continuously reviews, evolves, and runs the survey under the guidance of the Global
Head of HR and with the Management Board’s approval. To protect employee confidentiality and facilitate open feedback, results are only reported at an aggregated level.
In 2025, the commitment and enablement scores increased by one percentage point to 68% and 71%, respectively, which reflects the successful collective Group-wide efforts to reverse the decline seen in 2024. In 2025, the bank saw increases in pride in working for the bank, in advocacy of the bank as an employer, in intent to stay at the bank, and in feeling motivated by the working environment at the bank. At the same time, the intrinsic motivation of the bank’s employees, their willingness to go above and beyond, remains at a very high level, indicative of a high-performance organization. The results from the People Survey are shared with the Management Board and Supervisory Board, which identify key focus areas for action. In 2025, the Management Board agreed to continue efforts on the targeted initiatives to address the four key focus areas identified by the bank last year: Strategy and Transformation (e.g., process improvements and communication), Leadership (e.g., manager curricula), Sustainable Career Development (e.g., individual growth), and Performance and Feedback (e.g., sustainable performance culture). Survey results are also shared with the respective business divisions and infrastructure functions to inform the mandatory divisional culture plans as part of the bank’s Culture, Integrity, and Conduct program, as explained in the “Culture, integrity and conduct” chapter.
The dedicated HR team ensures that insights from the results are considered in the continuous review and refinement of the bank’s people strategy. Key results of the People Survey are also shared with the works councils and employees.
Results of the People Survey

Result in %	2025	2024
People survey participation rate	69	65
Commitment score	68	67
Enablement score	71	70

Annual Report 2025	Social information
Own workforce

Since 2019, the bank has additionally conducted Culture Pulse surveys to assess the frequency and quality of manager and employee interactions that make a positive difference to employees’ motivation and perceived productivity. In 2025, the survey was aligned with the bank’s ‘This is Deutsche Bank’ framework, described in the chapter “Culture, integrity and conduct”, to help the bank understand how employees experience the aspirational culture and assess how it is embedded across the organization. The Culture Pulse Survey is run three times a year, once as part of the People Survey and twice independently, in the first and fourth quarters, to maintain a continuous understanding of important aspects of employees’ workplace perceptions. The survey asks employees about feedback and appreciation from their managers, as well as how the bank strives for an excellent client experience, solves problems in partnership and entrusts people to make decisions. The expectation is that results are used by management teams to set the tone from the top on key behaviors and encourage their managers to reflect on their own behaviors. The results from the survey provide a Culture
Pulse Index, which is included in the balanced scorecard reporting. The Group-wide target for the Culture Pulse Index for
2025, as agreed by the Management Board, was 61.97%, and the year-end result was 72.05%. Divisional management teams are encouraged to share results and their development with their employees after every survey.
The 2025 Culture Pulse Index goal for Deutsche Bank Group was set to ensure measurable progress in organizational culture, and it serves as a key indicator for employees’ perceptions of working conditions. The objective was to achieve a statistically significant improvement compared to the baseline determined at the end of 2024. This was assessed by leveraging the existing Culture Pulse and closest comparable People Survey questions. The 2025 Culture Pulse Index goal was discussed and agreed by the bank’s Balanced Scorecard Steering Group and approved by the Management
Board. Given the mentioned change in the questionnaire in 2025, a comparison with the 2024 results is not meaningful.
Goal for 2025 and results of the bank’s Culture Pulse Index

	2025		2024
	Goal[1]	Result[2]	Result
Culture Pulse Index (in %)	61.97	72.05	N/M
N/M - Not meaningful
1Reflects goal for updated survey questions set for 2025
2Excluding Russian Federation
In addition to the surveys, a very direct channel of communication is available to all employees and non-employees in the bank’s workforce via the global intranet. Generally, all articles published can be liked using a button and commented on using a free-text field, with comments being visible to all. By monitoring the statistics of views and interactions with the articles, e.g., through comments or evaluations of an article, the bank assesses the reach and the effectiveness of this channel. Moreover, employees can raise their questions at the regular divisional and regional Townhall events. In 2025, the bank launched a new interactive format titled "Your Direct Line to the Board." This series of meetings provides employees with the opportunity to pose questions to a different member of the Management Board in each session.
Employees are given the opportunity to pre-submit questions, which can be voted on by all employees on the intranet, or to raise questions spontaneously during the session. Further instruments to inform the feedback culture include the bank’s Exit Survey for voluntary leavers and the New Joiner Survey, as described in the “Processes to remediate negative impacts and channels for own workforce to raise concerns” sub-chapter of the “Own workforce” chapter.
Engagement with workers’ representatives
Besides this direct engagement with the workforce, another important process in gaining insight into employees’
perspectives is the bank’s continuous dialogue with employee representative bodies with which the bank maintains an open and constructive exchange. Worldwide, the bank cooperates with employee representatives and their councils in accordance with countries legislation. In Germany, for example, where the majority of the bank’s employees are based
(39.8%), the Works Constitution Act (Betriebsverfassungsgesetz) governs the involvement of works councils by stipulating their rights and duties and by prescribing the cases and forms in which employers are required to involve a works council. Works councils, whose members are elected every four years, represent employees’ interests through discussions and negotiations with Deutsche Bank. The bank’s executive employees have their own representative committee, which is likewise governed by German law (Sprecherausschussgesetz). Discussions with these representative bodies take place as required to implement certain measures. Beyond that, the bank is in constant contact with employee representatives to maintain an internal dialogue and gather a sense of the employees’ views and their representatives’ perspectives on potential positive and negative impacts on the bank’s employees. In Germany, the bank has concluded or updated several group works agreements in 2025. For example, the performance and compensation framework has been further developed, and the group works agreements on part-time and on home-office agreements have been updated. Several general or local works agreements have been concluded or existing agreements have been renegotiated to implement recent developments. Further, in 2025, the bank and the general works council concluded several balance of interest agreements in the course of the implementation of different restructuring measures.
Deutsche Bank employees are also represented on a European level. Based on the agreement on cross-border information and consultation of Deutsche Bank employees in the EU, concluded on September 10, 1996, the European
Works Council represents employees working in all EU countries.

Annual Report 2025	Social information
Own workforce

Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-1, ESRS S1-2, ESRS S1-3, ESRS S1-4, ESRS G1-1, ESRS 2 MDR-P, ESRS 2 MDR-A
Deutsche Bank has established a “Speak-up and Whistleblowing Framework” that is available to the bank's own workforce, including employees and non-employees, to raise concerns. This is to ensure that all concerns or perceived negative impacts on the bank's own workforce are brought to the bank’s attention and that actions can be taken if required. The bank’s Speak-up and Whistleblowing Framework is governed by the global Raising Concerns (including
Whistleblowing) Policy, as described in the “Speak-up and Whistleblowing Framework” section of the “Culture, integrity and conduct” chapter. Deutsche Bank prohibits retaliation in any form against any individual because they raise concerns internally or externally, assist in raising a concern, or cooperate in an investigation into a concern. This is set out in the bank’s Code of Conduct and supported by an anti-retaliation framework, as described in the “Speak-up and
Whistleblowing Framework” section of the “Culture, integrity and conduct” chapter.
When grievances or other concerns are raised, the relevant functions responsible for addressing them are involved and manage them appropriately, including tracking the effectiveness of their actions. Concerns raised regarding any negative impacts on the bank’s own workforce or pertaining to misconduct of its own workforce are investigated by one of the bank’s relevant investigative functions, depending on the nature of the allegation. If any human rights concerns are raised, Deutsche Bank’s Head of Human Rights must be informed.
After an initial internal assessment, justified and credible concerns trigger an investigation undertaken by an investigative function. Depending on the outcomes of such due diligence, appropriate measures are agreed upon and implemented to remediate any negative impacts. These measures are monitored over time and, in cases related to human rights, include the involvement of the Head of Human Rights. Complainants are updated regularly about the progress and implementation of remedial actions, if applicable. In every case where there is a potential disciplinary case to answer, the matter must be referred to the HR function and is handled in line with the global Performance, Consequences and
Reward Policy and in accordance with local laws, with actions taken where appropriate by the HR team dedicated to employee relations. This is regardless of the channels these concerns are reported through, e.g., the whistleblowing channels, the HR function, managers or any other channel. Follow-up actions may include, but are not limited to policy changes, process and control enhancements, lessons learned reviews or disciplinary measures, depending on the severity and circumstances, as described in the sub-chapter “Incidents and complaints” of the “Own workforce” chapter. The bank strives to make disciplinary decisions in a consistent and transparent way. Regular reporting on trends and themes of concerns as well as any action taken as a consequence, e.g., disciplinary measures, is provided to the Global HR
Leadership Team as well as the Culture, Integrity and Conduct team.
To assess how effective and trusted by employees the bank’s channels to raise concerns are, the annual People Survey asks employees for voluntary and confidential feedback to gauge the awareness of employees of the channels for raising concerns and their confidence that a potential concern would be addressed effectively and handled confidentially by the bank. Within the survey itself, employees are directed by a link to the Raise a Concern page should they have a concern they would like to raise. Results of the 2025 survey showed that employees continued to experience an environment that lives up to the bank’s standards, with the large majority feeling able to express themselves. The results also demonstrated that, while the number of employees who have concerns is low, the very large majority would know how to raise a concern should they have one.
In addition to the People Survey and Culture Pulse Survey, the bank runs a voluntary and confidential Exit Survey of voluntary leavers, primarily designed to understand their reasons for leaving, their experience of working for the bank, and to identify potential exposure to negative impacts among potentially vulnerable groups of the bank’s employees. To assess the trust in and effectiveness of the channels, respondents of the Exit Survey are asked if they had any concerns they could have raised in the preceding twelve months, whether they raised them or not, and if not, the reason for not raising it. Respondents are given the option of leaving contact details for confidential follow-up by a member of the bank’s independent Whistleblowing Central Function. The Whistleblowing Central Function conducts voluntary and confidential New Joiner and Speak-Up surveys at 30 and 90 days after an employee joins the bank, respectively. The content of these surveys is the same, but they are sent at different time intervals to proactively identify potential areas of concern, including those affecting potentially vulnerable groups. Like the Exit Survey, both surveys include questions relating to Speak-up culture and raising concerns. Through the New Joiner Survey, employees can also evaluate the hiring process. Deutsche Bank’s HR function reviews the respective feedback to monitor the quality of its processes and to continually improve the hiring process.

Annual Report 2025	Social information
Own workforce

As part of its sustainability strategy, Deutsche Bank has established a global Human Rights Forum reporting to the Group
Sustainability Committee. Co-chaired by the Heads of Group Sustainability and Human Rights, the Forum includes senior representatives from business divisions and infrastructure functions, including HR, each responsible for addressing human rights issues within their remit. Its mandate is to oversee human rights management, monitor trends, share internal learnings, engage with external experts, and initiate strategic projects. The Forum complements existing risk management and due diligence processes and acts as an interface for strategic and operational actions. The Head of
Human Rights oversees the bank’s human rights approach, coordinating processes and communication channels to ensure effectiveness.
Workforce management
ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P, ESRS 2 MDR-A
Effective own workforce management plays a vital role in achieving transformational goals, including supporting managers in performing their leadership tasks, and providing data driven insights to senior management to support the strategy implementation and enable better informed decisions. An important part of achieving this objective are up-to-
date policies and continuous investment in technology and modern infrastructure. HR continues to develop and expand its state-of-the-art software for workforce analysis and planning, a strategic investment to support the bank’s innovation and digital agenda. Managers are provided with people analytics and a workforce planning solution, based on pre-built, best practice questions about the workforce. This allows the bank to predict various scenarios, present different options to executives and choose a path for achieving the bank’s goals. To support Deutsche Bank’s global initiatives, regulatory needs, as well as strategy and planning, the bank’s overarching objective going forward is a more evidence-based management of the bank’s people and workforce agenda. The bank moves continuously towards more forward-looking modelling and predictive analytics.
In addition to the ESRS requirements, Deutsche Bank is also committed to complying with the Human Capital Reporting
Standards as set out in ISO 30414. This ISO norm is a voluntary guideline for reporting on human capital. Compliance must be verified by external auditors to ensure credibility with stakeholders. In 2025, Deutsche Bank achieved this certification for the fifth year in a row.
Characteristics of Deutsche Bank’s employees
ESRS S1-6, ESRS S1-9
Within the bank’s employees, roles can be differentiated into managerial and non-managerial roles, as well as client-
facing and non-client facing roles. Non-client facing roles comprise typical office-type work and can range from control functions to technology roles. Client-facing roles have direct interactions with clients and potential clients. In addition to people with excellent client advisory skills, Deutsche Bank’s business model also strongly relies on highly qualified and diligent employees in its non-client facing and control functions.
At year-end 2025, Deutsche Bank’s number of employees remained almost stable year-on-year (0.1%). Increases in India and Romania were offset by reductions in Germany.
Employees by gender
In 2025, the global gender distribution remained stable compared to 2024. In 2025, female share was 46.4% (2024:
46.5%) and male share was 53.6% (2024: 53.5%).
Employee headcount by gender: Deutsche Bank Group

	Number of employees
Employees by gender	Dec 31, 2025	Dec 31, 2024
Female	44,556	44,581
Male	51,403	51,309
Other[1]	5	6
Not reported	16	2
Total	95,980	95,898
1Gender as specified by the employees themselves

Annual Report 2025	Social information
Own workforce

Employees by gender for countries representing at least 10% of the Group’s total employees
Gender distribution in Germany remained almost stable in 2025 compared to prior year. In 2025, female share was 51.0%
(2024: 51.4%) and male share was 49.0% (2024: 48.6%).
Employee headcount by gender: Germany

	Number of employees
Employees by gender	Dec 31, 2025	Dec 31, 2024
Female	19,462	20,719
Male	18,723	19,583
Other[1]	5	6
Not reported	1	—
Total	38,191	40,308
1Gender as specified by the employees themselves
In 2025, female share in India increased by 1.4% to 42.7% (2024: 41.3%). The male share decreased by 1.4% to 57.3%
(2024: 58.7%).
Employee headcount by gender: India

	Number of employees
Employees by gender	Dec 31, 2025	Dec 31, 2024
Female	10,481	9,335
Male	14,082	13,243
Other[1]	—	—
Not reported	—	—
Total	24,563	22,578
1Gender as specified by the employees themselves
Employees by country
The overall geographical footprint of Deutsche Bank remained stable in 2025 compared to 2024. Germany with 39.8%
(2024: 42.0%) and India with 25.6% (2024: 23.5%) represent major operating countries with a material number of two-
thirds of the bank‘s workforce. In Germany, the reductions were mainly driven by restructuring measures primarily in the
Private Bank. In India, increases were mainly driven due to hires in its Operations Center.

Annual Report 2025	Social information
Own workforce

Employee headcount by country

	Number of employees
Employees by country	Dec 31, 2025	Dec 31, 2024
Germany	38,191	40,308
India	24,563	22,578
Great Britain	7,750	7,766
United States of America	7,716	7,743
Italy	2,905	2,970
Spain	2,382	2,357
Romania	2,076	1,799
Singapore	1,799	1,813
Philippines	1,420	1,369
Hong Kong	782	802
Switzerland	629	625
China	621	621
Luxembourg	512	490
Belgium	486	496
Netherlands	399	457
Poland	390	386
Japan	349	371
Australia	292	288
Indonesia	232	226
Malaysia	231	202
France	219	226
Brazil	214	202
United Arab Emirates	200	200
South Korea	196	195
Ireland	164	169
Russian Federation	162	169
Taiwan	148	144
Türkiye	114	109
Thailand	102	107
Pakistan	86	84
Vietnam	85	89
Austria	81	77
Hungary	77	74
Sri Lanka	53	49
Saudi Arabia	52	51
Czechia	50	47
Portugal	46	45
Sweden	39	35
Mexico	38	41
South Africa	38	36
Ukraine	34	34
Israel	15	14
Greece	13	12
Canada	10	11
Colombia	7	4
Argentina	5	—
Qatar	4	4
Mauritius	3	3
Total	95,980	95,898

Annual Report 2025	Social information
Own workforce

Employees by age
ESRS S1-9
The bank benefits from different generational perspectives. Compared to 2024, the age distribution remained stable in
2025.
Age structure

Age, headcount in %[1]	Dec 31, 2025	Dec 31, 2024
< 30 years old	16.2	16.2
30 – 50 years old	57.1	57.0
> 50 years old	26.7	26.9
1Deutsche Bank does not employ children between the age of 0-14 years; numbers may not add up due to rounding
Employees by contract type
Deutsche Bank offers flexible working arrangements with a gender-neutral approach, including flexible work hours and part-time arrangements. The bank employs its employees on a permanent or temporary contract, either full-time or part-
time, with 99.8% (2024: 99.7%) of its workforce working on a permanent basis. Employees by contract type, broken down by gender or region, are reported by full-time equivalent (FTE). When showing FTE data, the bank calculates its employee figures on a full-time equivalent basis, meaning part-time employees are included proportionally, sourced from a global standardized reporting system.
Employees by contract type, broken down by gender

in FTE[1]	Dec 31, 2025
	Female	Male	Other[2]	Not reported	Total
Number of employees	40,360	49,499	3	16	89,879
Number of permanent employees	40,239	49,411	3	16	89,669
Number of temporary employees	121	89	—	—	210
Number of non-guaranteed hours employees	—	—	—	—	—

Number of employees	40,360	49,499	3	16	89,879
Number of full-time employees	33,798	48,319	3	16	82,136
Number of part-time employees	6,562	1,181	—	—	7,743
1Numbers may not add up due to rounding
2Gender as specified by the employees themselves

in FTE[1]	Dec 31, 2024
	Female	Male	Other[2]	Not reported	Total
Number of employees	40,293	49,454	4	2	89,753
Number of permanent employees	40,113	49,323	4	2	89,442
Number of temporary employees	180	131	—	—	311
Number of non-guaranteed hours employees	—	—	—	—	—

Number of employees	40,293	49,454	4	2	89,753
Number of full-time employees	33,443	48,393	4	2	81,842
Number of part-time employees	6,850	1,061	—	—	7,911
1Numbers may not add up due to rounding
2Gender as specified by the employees themselves
Employees by contract type, broken down by region

in FTE[1]	Dec 31, 2025
	Germany	Europe (excluding Germany)	Americas	Asia-Pacific, Middle East and Africa	Total
Number of employees	33,386	17,847	7,977	30,669	89,879
Number of permanent employees	33,212	17,823	7,977	30,657	89,669
Number of temporary employees	174	24	—	12	210
Number of non-guaranteed hours employees	—	—	—	—	—

Number of employees	33,386	17,847	7,977	30,669	89,879
Number of full-time employees	26,352	17,178	7,958	30,648	82,136
Number of part-time employees	7,035	668	19	21	7,743
1Numbers may not add up due to rounding

Annual Report 2025	Social information
Own workforce

in FTE[1]	Dec 31, 2024
	Germany	Europe (excluding Germany)	Americas	Asia-Pacific, Middle East and Africa	Total
Number of employees	35,160	17,672	7,991	28,930	89,753
Number of permanent employees	34,893	17,641	7,991	28,917	89,442
Number of temporary employees	267	30	—	14	311
Number of non-guaranteed hours employees	—	—	—	—	—

Number of employees	35,160	17,672	7,991	28,930	89,753
Number of full-time employees	27,981	16,976	7,971	28,913	81,842
Number of part-time employees	7,179	695	20	17	7,911
1Numbers may not add up due to rounding
Characteristics of non-employees in Deutsche Bank’s own workforce
ESRS S1-1, ESRS S1-7, ESRS 2 MDR-P
When skill sets are temporarily required for the successful delivery of key projects and critical deliverables, and these capabilities are not available among the bank’s employees, Deutsche Bank strategically engages external expertise and short-term support, while still prioritizing the development and utilization of employees whenever possible. The
Contingent Worker Resource Policy sets forth requirements for the management of Contingent Worker Resources
(CWRs) to ensure minimum control standards are in place to meet enhanced risk, legislative and regulatory requirements.
The policy is approved by the Global Head of Human Resources. In 2025, the Contingent Worker Resource Policy was
revised to provide clear, end-to-end guidance. Background screening, referral and offboarding requirements for CWRs are now included within the policy, and the previous Background Screening Policy, Workforce Referral & Connected
Candidates Policy and Offboarding Policy have been decommissioned.
The bank reports its non-employee figures on a full-time equivalent basis, meaning part-time non-employees are included proportionally, sourced from a global standardized reporting system.
At year-end 2025, the number of non-employees in the bank’s own workforce, i.e., self-employed people, or people provided by third-party undertakings, primarily engaged on a time and material contract basis, increased by 3,234
(50.8%) year-on-year, from 6,369 to 9,603, mainly driven by the reclassification of IT vendors from fixed price (regardless of hourly rates) to time & material (based on hourly rates).
Non-employees by type of work

in FTE[1]	Dec 31, 2025	Dec 31, 2024
IT Vendor Resource (T&M-Basis)	6,452	2,219
Non-IT Contractor	1,296	1,484
Non-IT Temporary Admin & Clerical Resource	678	1,017
Non-IT Other Professional Services Resource	288	521
Non-IT Banking and Outsourced Services Resource	742	881
IT Contractor	148	248
Total	9,603	6,369
1Numbers may not add up due to rounding

Annual Report 2025	Social information
Own workforce

Hiring and turnover
ESRS S1-1, ESRS S1-6, ESRS 2 MDR-P
Deutsche Bank strives to be an employer of choice and to offer attractive working conditions to attract new talent and retain internal talent. In 2025, the bank achieved the Top Employer recertification in Germany, India, and Belgium.
The bank’s global ‘Hiring, Onboarding and Offboarding’ Policy sets out the applicable requirements for the recruitment of employees and covers hiring approvals, sourcing, interviewing, assessment, candidate management, offer approval and onboarding, including internal transfers. It sets out the requirement that throughout the hiring process all candidates are assessed and interviewed based on merit, such as their qualifications, skills and experiences, avoiding potential bias, and free from discrimination based upon an individual’s race, color, sex, national origin, ethnicity, age, religion, disability, marital status, pregnancy, sexual orientation, gender identity and expression, citizenship or any characteristic protected by law. Employees of Deutsche Bank Group involved in the recruitment process must comply with all applicable laws.
The Guidance for Hiring, which is referenced by the Hiring Onboarding and Offboarding Policy, in turn references the
Hiring Practices Guide for Managers. The Hiring Practices Guide states that the requirements outlined in a Deutsche Bank job description should be outlined broadly to ensure a sufficiently diverse candidate pool. The bank’s ‘Hiring, Onboarding and Offboarding Policy sets consistent requirements for background screening and assigns related responsibilities to the parties involved. The bank’s Hiring Onboarding and Offboarding Policy defines a globally consistent minimum set of requirements for off-boarding members of its own workforce who are leaving the bank and for the handling of movers.
Additionally, the Policy on the Assessment of the Suitability of Board Members, Branch Managers and Key Function
Holders sets out minimum requirements for the suitability of Board Members, Branch Managers, Global and Local Key
Function Holders. The Hiring, Onboarding and Offboarding Policy is approved by the Global Head of HR and is reviewed at least annually. The policy is supported by separate Guidance for Hiring and Guidance for Offboarding, providing clear requirements and practical direction for all aspects of employee hiring and offboarding.
Deutsche Bank’s globally accessible career platform dbCareers provides information on job vacancies as well as information on Deutsche Bank’s working conditions, such as development opportunities, inclusive working environment and well-being programs.
To develop its talent pipeline, the bank has long-standing and established graduate and internship programs globally and apprenticeship programs in Germany, the United Kingdom and India. Deutsche Bank also has initiatives for lateral hiring to develop new pools of talent. Deutsche Bank has established a returner program in India and in Singapore. In
Singapore the bank also partners with the Institute of Banking and Finance (a non-profit association) in a program called
Technology in Finance Immersion Program, combining classroom training for up to six months with twelve months on the job training at the bank to build up an industry pipeline of capabilities in key technology areas to meet the talent needs of the financial services sector.
New employees can voluntarily and anonymously evaluate the hiring process through the New Joiner Survey conducted after 30 and 90 days, as described in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter. Where legally permitted, the bank also uses any voluntary demographic information (e.g., age, gender, sexual orientation) to help make those processes more inclusive and to identify potential risks and impacts on specific groups and derive actions if required.

Annual Report 2025	Social information
Own workforce

New employee hires and employee turnover by region

in FTE[1]	2025	2024
All regions
FTE at year-end	89,879	89,753
New employee hires	8,708	8,168
Employee turnover	(8,480)	(8,444)
Other[2]	(102)	(102)
Germany
FTE at year-end	33,386	35,160
New employee hires	939	1,356
Employee turnover	(2,679)	(2,380)
Other[2]	(33)	(11)
Europe (excluding Germany)
FTE at year-end	17,847	17,672
New employee hires	1,639	1,320
Employee turnover	(1,460)	(1,725)
Other[2]	(4)	(25)
Americas
FTE at year-end	7,977	7,991
New employee hires	969	881
Employee turnover	(999)	(1,110)
Other[2]	16	(12)
Asia Pacific (APAC), Middle East and Africa
FTE at year-end	30,669	28,930
New employee hires	5,160	4,612
Employee turnover	(3,341)	(3,229)
Other[2]	(81)	(54)
1Numbers may not add up due to rounding
2Other consists primarily of FTE changes, in-/divestments and transfers, e.g., across regions and divisions
In 2025, recruiting talent remained a key priority for the bank. Hiring focused on filling front-office roles in growth areas of the business divisions, strengthening the control and IT functions, replacing operations center employees who left voluntarily and onboarding employees to meet the growing demand for regulatory roles (such as Client Lifecycle
Management and Anti-Financial Crime). The bank also internalized 1,009 external roles (2024: 1,159), particularly in IT.
New employee hires by age structure

FTE, share in %[1]	2025	2024
< 30 years old	46.3	47.9
30 – 50 years old	50.3	48.9
> 50 years old	3.5	3.2
1Numbers may not add up due to rounding
New employee hires by gender

FTE, share in %[1]	2025	2024
Female	45.6	47.7
Male	54.3	52.2
Other[2]	—	—
Not reported	0.2	0.1
1Numbers may not add up due to rounding
2Gender as specified by the employees themselves
New employee hires by Corporate Title

FTE, share in %[1]	2025	2024
Managing Directors, Directors and Vice Presidents	15.0	13.1
Assistant Vice Presidents and Associates	43.3	38.9
Non-Officers	41.7	47.9
1Numbers may not add up due to rounding, Corporate Titles for Postbank (including subsidiaries) are technically derived

Annual Report 2025	Social information
Own workforce

Average time to fill vacant positions

in days[1]	2025	2024
Average length to fill vacant positions	79	77
Average length to fill vacant critical business positions	55	55
1Days elapsed between the creation of a job opening and the date the job offer was made
Total employee turnover rate remained unchanged compared to prior year. This turnover rate comprises exits from resignations and departures initiated by the bank, including restructuring or performance-related terminations and terminations related to fixed-term contracts. Total employee turnover rate is based on FTE in the reporting year, and defined as total employee turnover as a percentage of the average number of employees.
Voluntary employee turnover rates increased slightly from 5.9% in 2024 to 6.2% in 2025, mainly driven by an increasing share of employees in operations centers in India, with high turnover rates.
Employee turnover by region

FTE, in %	2025	2024
All regions	9.4	9.4
Germany	7.8	6.7
Europe (excluding Germany)	8.2	9.6
Americas	12.5	13.7
Asia Pacific, Middle East and Africa	11.2	11.4
Employee turnover by age structure

FTE, share in %[1]	2025	2024
< 30 years old	24.6	25.8
30 – 50 years old	48.7	49.6
> 50 years old	26.7	24.7
1Numbers may not add up due to rounding
Employee turnover by gender

FTE, share in %[1]	2025	2024
Female	44.7	43.9
Male	55.3	56.1
Other[2]	—	—
Not reported	—	—
1Numbers may not add up due to rounding
2Gender as specified by the employees themselves
Internal career mobility
Internal mobility plays a vital role in developing and retaining qualified, talented employees and ensuring that the bank continues to benefit from their expertise and experience. The bank fosters mobility between divisions, which enables employees to broaden their skills and experience. Moreover, internal mobility helps reduce the bank’s restructuring and recruitment costs. Deutsche Bank’s globally accessible internal HR system provides up-to-date records on recruitment, which provide a transparent view of job opportunities for employees.
In 2025, Deutsche Bank continued to focus on internal mobility, with more than a one-third of all vacant positions filled by suitable candidates from inside the organization. Vacant positions are typically advertised internally for a minimum of two weeks, as reflected in the bank’s internal policies. Hosting information sessions on internal applications, increasing awareness of the bank’s divisions, implementing new technology and prioritizing internal candidates help both employees affected by restructuring and those who want to develop their skills across the bank find new roles in the bank, thereby strengthening the resilience of the bank’s business model and cross-divisional collaboration. The sum of savings from redeployment decreased in 2025 compared to prior year mainly driven by a reduced number of redeployment cases.

Annual Report 2025	Social information
Own workforce

Internal fill rates and savings from redeployment

	2025	2024
Internal job vacancy fill rate (in %)	32.6	35.4
Internal job vacancy fill rate of critical business positions (in %)[1]	66.7	69.6
Savings from redeployment (in € m)[2]	42	83
1Percentage of internal candidates hired vs total hires for senior and sensitive positions only
2 Sum of avoided severance/restructuring costs and saved hiring costs
Global graduates and apprentices
Deutsche Bank remains committed to attracting early careers talent, including graduates, interns, apprentices and dual students. The bank invests in their development through apprenticeships, dual studies, insight programs and internships, helping to build diverse and skilled young professionals. Apprentices and dual students contribute to diversifying the bank’s workforce and bring highly relevant skills that align with the needs of Deutsche Bank’s clients. As part of its strategy, the bank also relies on university graduates to expand the pool of entry-level talent.
Deutsche Bank’s assessment process for intern and graduate recruitment was redesigned in 2025 to reflect the bank’s future skill needs. Throughout its highly competitive recruitment process, the bank supports school leavers, students, and graduates as they transition into the workplace. The bank’s coaching offering is designed to build confidence and core professional skills, supporting candidates from pre-application through to their first day at Deutsche Bank. The content is delivered in a range of virtual formats to ensure accessibility and engagement. The bank’s recruitment efforts also prioritized visibility on online portals, virtual fairs and social media channels, recognizing that its demographic is more inclined to engage with the content on digital platforms. Recruiting suitable candidates remained challenging and was mitigated by the bank’s active sourcing team working closely with schools, supported by early-stage pipeline programs, to attract future apprentices and dual students.
Regarding the junior employee strategy in Germany, Deutsche Bank continued to offer a diverse range of vocational training and dual study programs, tailored to meet the specific needs of the areas within the bank.
As part of the twelve-month graduate program, the bank provides a hybrid Orientation and Training Program.
In Germany, Deutsche Bank was recognized with the ‘Fair Graduate Program 2025’ seal from the Trendence Institute, highlighting the bank’s commitment to fair and career-promoting graduate programs. The bank also received the ‘Fair
Company 2025’ seal from Handelsblatt GmbH, acknowledging Deutsche Bank’s dedication to its interns and a good work environment and the Schulewirtschaft-Award for its commitment to support young people in their transition into the workplace.
In 2025, the absolute number of recruited apprentices and dual students in Germany remained almost unchanged compared to the previous year. The share of apprentices and dual students as a percentage of permanent employees of entities offering dual vocational training remained almost stable year-on-year (-0.1%). The bank continued to expand its
U.K. apprenticeship offering which now spans Technology, Data and Innovation, Investment Bank and Corporate Bank. A
year-long apprenticeship program has also launched in India, providing valuable opportunities to emerging talent, with the potential for full-time employment based on performance.
Across all areas, the bank experiences a strong focus on digitalization topics, which leads to new job profiles and requires new dual study programs. In response, Deutsche Bank expanded its entry-level opportunities in operations, infrastructure and Technology, Data and Innovation and introduced three new dual study programs in Germany in collaboration with various universities since August 2024. The bank maintained this strategy in 2025.
Hired global graduates and apprentices

in headcount	2025	2024
Recruitment and talent management
Hired global graduates	1,025	1,160
Hired apprentices and dual students[1]	381	376
Share of apprentices and dual students as percentage of permanent employees, in %	3.1	3.2
1Apprentices and dual students in Germany

Annual Report 2025	Social information
Own workforce

Human Capital Return on Investment (ROI)
Deutsche Bank uses the Human Capital Return on Investment (ROI) metric to measure how effectively the investment in human capital supports the bank's goals. The metric is calculated as the ratio of income/revenue to employment costs.
The Human Capital ROI for 2025 was 96.8% (2024: 60.7%). The increase in 2025 resulted from revenue growth outpacing compensation and benefits cost increase.
In 2025, total workforce costs increased by € 426 million to € 12,603 million (2024: € 12,176 million). The increase was mainly driven by higher performance-related compensation, wage growth, and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy. The average revenues per FTE increased by € 23 thousand to € 357 thousand in 2025 (2024: € 334 thousand).
Human Capital Return on Investment (ROI)

	2025	2024
Human Capital Return on Investment (in %)	96.8	60.7
Total workforce costs (in € m)[1]	12,603	12,176
Average revenues per FTE (in € k)	357	334
1Compensation and benefits for employees plus service fees for contractors, agency temps and IT vendor resources
The number of employees employed by the bank during the fiscal year is related to ‘Compensation and benefits’
reported in the bank’s financial statement.
Working conditions
ESRS S1-1, ESRS S1-4, ESRS S1-5, ESRS 2 MDR-P, ESRS 2 MDR-A
Deutsche Bank is committed to offering fair and attractive working conditions and has set out relevant policies and procedures, such as the global Performance, Consequences and Reward Policy and the Environment, Health and Safety
Policy as described in the “Performance and reward” and “Work-life balance” section of the “Own workforce” chapter.
To enforce the bank’s actions and monitor progress in its management of negative impacts, advancing of positive impacts, and management of material risks and opportunities arising from working conditions, Deutsche Bank has set out a goal in terms of the Culture Pulse Index which reflects employees’ perception of the bank’s working conditions. The metric is sourced through the Culture Pulse Survey among its employees and the associated target is key on both Group and divisional level, as described in the sub-chapter “Engagement with own workforce and employee feedback culture”
of this “Own workforce” chapter.
Collective bargaining coverage and social dialogue
ESRS S1-5, ESRS S1-8, ESRS 2 MDR-T
Deutsche Bank is committed to collective bargaining, concluding collective bargaining agreements, and amending or refining existing agreements to comply with local laws and contribute to secure employment conditions resulting in a positive work environment. Deutsche Bank strives for a close and constructive cooperation with employee representatives and social partners which is characterized by mutual trust. The Bank observes information and co-
determination rights when setting corporate targets, monitoring them, and deriving actions aimed at achieving these targets.
Regarding the coverage of employees by collective bargaining agreements, the bank reports the global coverage rate.
Overall, 28.6% of the bank’s employees are covered by collective bargaining agreements. This coverage rate is affected by the bank’s geographical footprint, as around half of its employees are based in countries that do not have collective bargaining agreements. In addition, the bank reports the ratios for the two countries in which it has significant employment in the sense of ESRS S1, i.e., at least 50 employees by headcount representing at least 10% of Deutsche
Bank’s total employees. In the European Economic Area, collective bargaining agreements exist in several countries, defining work‑related rules within their respective scope of application (coverage rate in the European Economic Area is
56.3%). As of December 31, 2025, Germany was the only country in the European Economic Area having significant employment in the sense of the ESRS S1. Employees in Germany represent 39.8% of the bank’s total number of employees in headcount (2024: 42.0%). In Germany, 53.4% of all employees are covered by collective bargaining agreements (2024: 55.7%). This includes civil servants, who have a similar level of regulation and protection by federal law. The shift in the collective bargaining coverage compared to the previous year reflects structural changes within the workforce. Outside the European Economic Area, India (region Asia Pacific) was the only country in 2025 that reached the threshold of significant employment. None of the employees of Deutsche Bank were affiliated to any union in India in line with market practice. Therefore, the bank’s employees in India were not covered by collective bargaining agreements.

Annual Report 2025	Social information
Own workforce

Deutsche Bank maintains close and steady relations with employee representatives. In 2025, in Germany, the only
European Economic Area (EEA) country with significant employment, as per ESRS S1 definition, 96% of all employees were covered by works councils/works council agreements (2024: 96%). Such representation takes place on the local, company and/or Group level. The remaining 4% of German employees were executive employees which are represented by a representative committee (Sprecherausschuss) according to the German Executives’ Committee Act
(Sprecherausschussgesetz) on company and/or Group level (2024: 4%). Therefore, in Germany, 100% of employees are covered by employee representatives. In 2025, the bank in Germany concluded several group works agreements, for example, on the further developed performance and compensation framework or on part time and temporary part time work.
Deutsche Bank employees are also represented on a European level as highlighted in the above section “Engagement with workers representatives” of the “Own workforce” chapter.
Collective bargaining coverage and social dialogue

Dec 31, 2025
	Collective Bargaining Coverage		Social dialogue
Coverage Rate	Employees – EEA (for countries with >50 employees representing >10% of total employees)	Employees – Non-EEA (estimate for regions with >50 employees representing >10% of total employees)	Workplace representation (EEA only) (for countries with >50 employees representing >10% of total employees)
0-19%		India
20-39%
40-59%	Germany
60-79%
80-100%			Germany

Dec 31, 2024
	Collective Bargaining Coverage		Social dialogue
Coverage Rate	Employees – EEA (for countries with >50 employees representing >10% of total employees)	Employees – Non-EEA (estimate for regions with >50 employees representing >10% of total employees)	Workplace representation (EEA only) (for countries with >50 employees representing >10% of total employees)
0-19%		India
20-39%
40-59%	Germany
60-79%
80-100%			Germany
As part of its transformation and optimization activities, Deutsche Bank implements numerous initiatives and measures.
Where this involves restructuring and employee reductions, Deutsche Bank remains committed to implement these in a transparent and socially responsible manner – including involvement from the works council if applicable. Restructuring measures generally provide an appropriate notice period for employees. Termination periods (as well as consultation or negotiation requirements, if such apply) reflect the legal norm in each country, such as laws, collective bargaining agreements, employee handbooks, and/or individual employment contracts. In Germany, tariff employees are subject to the termination periods laid down in the respective collective bargaining agreements. In contrast, non-tariff employees are subject to contractual or statutory termination periods.
The bank’s approach to organizational change is holistic and embedded in its social plan, which under German law is an instrument to compensate or mitigate economic disadvantages suffered by employees resulting from organizational change. Its purpose is to support employees affected by restructuring measures by enhancing their employability and offering them individually tailored coaching. Employees, managers, members of the works council, and HR advisors involved in change processes have access to a comprehensive set of measures. In addition, the approach supports the bank’s strategy to fill open jobs with suitable internal candidates and to utilize a network of specialist firms to identify job opportunities outside the organization. For Private Bank employees from former Postbank Group who are covered by collective bargaining agreements and who are employed by Deutsche Bank AG, Postbank Filialvertrieb AG, BHW
Bausparkasse AG or certain other DB Group entities in Germany, a collective bargaining agreement on job security applies that excludes dismissal for operational reasons until December 31, 2027, and thus goes beyond the statutory protection against dismissal.

Annual Report 2025	Social information
Own workforce

Talent development
ESRS S1-13
Offering opportunities to learn and grow is a key component of attractive working conditions. The bank fosters continuous learning, promotes talent through specific development programs and succession planning, and ensures that up-to-date records are kept and are available for employees to track their progress on learning, training and career progression. As part of the bank’s ongoing ambition to serve its clients through skills and expertise, continuous learning is key to the bank’s success.
Learning
Deutsche Bank believes in its employees’ ability to grow and strives to create a working environment that promotes continuous learning. As part of the bank’s aspiration to have a strong learning culture, it runs numerous training events and activities across the organization. This includes mandatory training, self-enrollment, leadership and talent development. It was delivered in multiple formats including in classrooms, e-learning, articles, videos, podcasts or virtual sessions – which demonstrates a wide variety to support the bank’s employees’ development. Additionally, learning also happens on the job and in environments not captured in the bank’s learning systems. Deutsche Bank’s trainings are offered equally to full-time and part-time employees.
Training expenses

	2025	2024
Training expenses (in € m)	43.4	37.6
Training expenses on average per FTE (in €)	483	417
The bank’s training expenses were € 43.4 million in 2025, i.e., on average € 483 per FTE (2024: € 37.6 million, on average
€ 417 per FTE). This is based purely on the bank’s external vendor spend on training.
Training hours by gender

Gender[1]	2025		2024
	Total number of training hours	Average number of training hours per employees	Total number of training hours	Average number of training hours per employees
Female	961,268	21.6	802,722	18.0
Male	1,158,570	22.6	961,007	18.6
Other[2]	1,047	181.5	85	16.7
Not reported	603	80.1	17	13.3
Total	2,121,489	22.1	1,763,831	18.3
1Numbers may not add up due to rounding
2Gender as specified by the employees themselves
In 2025, employees completed 2.1 million (2024: 1.8 million) learning hours, of which 44% (2024: 48%) were mandatory.
Based on an imputed value of 8 hours per day and divided by the bank’s total headcount, the total number of training hours 2025 represented 2.8 average annual training days per employee (2024: 2.3 average annual training days per employee).
The bank believes learning is everywhere and anytime – not only in formal courses and events. This is why the central place for learning is a learning platform called LearningHub that understands preferences and recommends content, using machine learning to feed personalized learning recommendations to employees across the globe. Teams of experts across the bank can create and curate learning paths specific to their divisional needs – thereby enabling faster and more relevant skill development.
In May 2025, the Aspirational Culture in Action e-Learning module was launched to support the This is Deutsche Bank framework and the bank's Aspirational Culture, as described in more detail in the Culture, integrity and conduct chapter.
This innovative 35-minute course is a story-based, immersive learning experience. More than 6,600 employees have successfully completed this e-learning module in 2025.
To achieve Deutsche Bank’s vision of becoming the Global Hausbank, it is imperative that every employee understands where and how the bank operates. The Global Hausbank Navigator is a new learning experience launched in October
2025 that aims to strengthen the bank’s employees’ understanding of who the bank’s clients are and how its own workforce collectively serves them across the entire organization. By developing and strengthening this understanding, employees are better able to proactively collaborate with teams across the bank and bring the bank’s collective expertise to meet its clients’ financial needs. In 2025, all employees were enrolled, with more than 88,200 employees already having it completed by year-end.

Annual Report 2025	Social information
Own workforce

In response to a growing demand for structured skill development across Deutsche Bank, the Skill Building Initiative was launched in March 2025. The initiative offers a scalable, instructor-led training model that blends Masterclass (conveying expert knowledge) and Skill Sprint formats (solving short-term specific problems). It targets over 10 core skills — ranging from Executive Presence and Storytelling with Data to Generative AI and Negotiation — aligned with the bank’s aspirational culture and proficiency framework. A second tranche commenced in September 2025, expanding the offering with new languages and additional topics. Data shows a strong uptake, with more than 16,200 seats (virtual/in person) in 2025.
An example of the numerous divisional and functional learning programs is the Corporate Bank’s CB Fit4Future initiative.
Launched in 2025, it consolidates all learning resources into a central hub, offering employees structured pathways to build capabilities in areas such as sales, negotiation, risk management and ESG-aligned solutions. This is one example how the bank provides job specific training development programs. The initiative saw strong uptake: as of year-end 2025, over 1,900 CB colleagues – representing 24% of the Corporate Bank workforce. Fit4Future is not only a learning initiative but also a cultural shift, embedding continuous development into the bank’s operating model. It supports strategic goals such as commercial terms as well as becoming a trusted advisor and operational excellence, while empowering managers and senior leaders to drive performance and talent retention.
At the end of 2024, Deutsche Bank launched the How To Series - a collection of timely virtual sessions developed by
Human Resources (HR) experts to support the bank’s managers and employees navigate some of the key HR topics such as annual processes throughout the year. During the initiative’s first cycle, running from end 2024 until mid 2025, 50 facilitators conducted 44 sessions attended by more than 10,300 participants from across the bank. The second cycle began at year-end 2025.
Upskilling employees for the artificial intelligence (AI) transformation remains a central focus of Deutsche Bank’s learning and development strategy. In 2025, the Technology, Data and Innovation (TDI) division continued to build on the comprehensive AI training framework established in 2024, designed to promote responsible development and use of AI across the organization. The Generative AI Fundamentals program, launched in Q3 2024, has already equipped over
16,600 employees with essential AI knowledge, fostering a culture of curiosity and readiness for AI adoption. For advanced practitioners, the DB Generative AI Developer training is targeted at engineers who build AI applications. The program’s first pilot cohort, which started at the end of March 2025, graduated a total of more than 850 engineers by year-end.
Deutsche Bank continues to invest in the cloud skills of its employees through the Deutsche Bank Cloud Engineer program and a growing number of expert-level learning paths, such as Cloud Architect or Data Engineer, structured learning programs to upskill the bank’s engineering workforce at scale and in-depth on the Google Cloud. In 2025, more than 1,700 employees successfully graduated from Deutsche Bank Cloud Engineer program and 1,150 from the expert-
level programs. These efforts bring the total number of employees who completed advanced cloud engineering training programs to over 6,600.
In addition to divisional training, regions also support employee development. For example the second edition of the bank’s Europe cross-divisional Mentoring program was launched in June 2025. It pairs more than 40 top talent Vice
Presidents bank-wide across Europe with senior leaders across the region. Monthly mentor-mentee sessions follow completion of established goals supporting the bank’s aspirational culture of learning, leadership development and cross-divisional collaboration. By investing in leadership development, and by connecting colleagues across the bank, the bank is enabling future leaders to develop a clearer understanding of client needs to deliver the Global Hausbank model.
Moreover, Deutsche Bank also supports employees, both full- and part-time, to gain further qualifications, degrees and certifications. This can include a wide variety of topics which vary by region and division – for example, auditors completing their certifications (CPA, CIA, EFFAS and CFE), or the bank’s experts in technology, receiving their Cloud accreditations and their CPD-accredited learning as well as HR employees acquiring various certificates, such as the IHK
Trainer Aptitude Test or the Transformation Manager.

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Leadership development
The Leadership Kompass is a cornerstone of Deutsche Bank’s organizational culture and aligned with the bank’s aspirational culture. It consists of eight tangible and actionable leadership behaviors that all leaders are expected to demonstrate consistently.
In this context, people managers are encouraged to use the Kompass Upward Feedback Tool, an internal tool where people managers can complete a self-assessment and those with three or more team members can request anonymized feedback from their team to better understand their teams’ experience of their leadership in line with the Leadership
Kompass. As of year-end 2025, over 3,000 managers are using the Kompass Upward Feedback tool to gather feedback.
Furthermore, the bank launched the new Leadership Kompass Coaching initiative for people managers in 2025, providing targeted coaching support via the Deutsche Bank’s internal pool of coaches to help strengthen leadership skills and enhance self-awareness through the lens of the Leadership Kompass.
The All Managers Curriculum, a carefully selected and targeted set of development opportunities for all full- and part-
time people managers, which was launched in July 2024, continued to evolve in 2025. The curriculum is delivered through comprehensive learning pathways and manager workshops. In line with the aspirational culture the offerings encourage leaders to reflect on the influence they have on their teams, act with fairness and without judgement, and create an environment where every individual feels valued. Also informed by People Survey results, two new manager workshops were designed and added to the Curriculum, namely Lead Decisively, Delegate Effectively, as well as Leading
Change. These sessions include topics around taking ownership of decisions, delegating with clarity and developing empathy and techniques of leadership in change processes. This curriculum focuses on the key skills required for managers to effectively enable their teams through developing skills aligned to topics like feedback or addressing unconscious bias, coaching, inclusion and growth. In 2025, over 1,900 managers participated in these workshops.
The bank has two flagship programs in place to support those who are new to leading people at Deutsche Bank. The
First-time Manager Program and the Senior Leadership Essentials Program equip these managers with the essential knowledge and skills required to be a successful manager. The First Time Manager Program won gold for “Leadership
Development” at the Brandon Hall Group’s 2025 HCM Excellence Awards. In 2025, over 1,700 new leaders participated in these offerings, gaining the critical knowledge and capabilities needed to lead their team in line with the Leadership
Kompass behaviors.
One of the regional leadership programs is the bank’s APAC MEA Franchise Leadership Program, which was successfully concluded in mid-2025, In partnership with the educational institution INSEAD, the program saw 48 Managing Directors and Directors complete a twelve-month leadership learning journey. 94% of participants provided feedback on the program, and all responses were positive.
Talent acceleration
Deutsche Bank’s talent acceleration programs aim to help employees develop professionally and personally and to accelerate their readiness to take on more complex accountabilities. The bank continuously updates the content of the programs, which includes coaching elements and networking opportunities, to ensure that it remains at the cutting edge of business thinking in a rapidly changing world.
The Accomplished Top Leaders Advancement Strategy (ATLAS) talent development program is aimed at accelerating the readiness of senior, high-potential women to take on broader roles in the organization. As the program does not run on a yearly basis, the bank held in 2025 the seventh cohort since the program’s inception in 2009 with 21 female participants.
The Vice President and Director talent acceleration programs develop the capabilities of high-potential talent across the bank, readying them to take on more accountability whether it is in an enlarged, new or more senior position. Each talent program is tailored to its intended audience, covering topics such as resilience, negotiation, change leadership, and leading with authenticity. Participants also have the opportunity to interact with the bank’s senior leaders. Since program inception in 2016 for Vice Presidents and in 2017 for Directors, 35% of Vice President participants have been promoted to Director, and 28% of Director participants have been promoted to Managing Director. For the Director talent acceleration program Deutsche Bank partners with the educational institution London Business School.
These talent development programs play an important role in the bank’s implementation of its people strategy and are continuously evaluated through structured participant feedback and program impact assessments. This enables the bank to refine and enhance the training experience each year.

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Acceleration programs

	2025	2024
Participation in cross divisional talent acceleration programs
ATLAS acceleration program for senior female Managing Directors (in headcount)	21	—
Director acceleration program (in headcount)	144	152
thereof women (in %)	45.1	42.8
Vice President acceleration program (in headcount)	374	374
thereof women (in %)	46.5	45.5
Performance and reward
ESRS S1-1, ESRS 2 MDR-P
Rewarding performance is an important factor to attract and retain the best talent. Therefore, a fair, transparent and sustainable approach to remuneration is of crucial importance to the bank. Its Compensation and Benefits strategy is aligned to Deutsche Bank’s global business strategy, risk strategy, and to the bank’s purpose and aspirational culture and supports the key principle of fairness.
Deutsche Bank’s Compensation Framework promotes and rewards sustainable performance and contributions based on delivery, behavior and conduct, across all levels of the organization in line with HR’s global Performance, Consequences, and Reward Policy. This policy sets Deutsche Bank Group’s global minimum standards for employees with respect to accountability and requirements for managing performance, the consequences where employees do not meet the required standards of Business Delivery (What) and Behavior (How) and the remuneration related topics applicable for different employee groups in line with regulatory requirements. The policy is globally applicable, approved by the Global
Head of HR as well as by the bank’s Management Board. In Germany, relevant changes to the framework were discussed with the works council and recorded in a group works agreement.
When determining variable compensation, the bank continued to apply a moderate and forward-looking approach, weighing strong business performance against macroeconomic outlooks, long-term capital stability and without losing sight of the need to remunerate employees fairly and in line with the market.
Performance reviews
ESRS S1-13
Deutsche Bank aims to ensure that its employees are clear on what is expected of them as well as giving employees the opportunity to discuss feedback on their performance. The annual performance review is for employees and their managers to create a shared understanding of expectations for delivery, behavior and conduct, and to measure and document achievements, resulting in a more productive and engaged workforce. What is delivered contributes to
Deutsche Bank’s strategy implementation and how it is achieved should be in line with the aspirational culture. Both elements are equally important and are the basis for measuring performance at year-end.
Deutsche Bank aims to ensure that its employees understand what is expected of them in their respective roles.
Employees eligible for variable compensation must set a minimum of three SMART priorities, link these to the bank’s strategic goals and agree them with their manager at the start of the performance year to give focus and direction for the year ahead. Regular conversations and continuous feedback, including the use of optional tools including upward feedback, anytime feedback, and 360° feedback for in-scope employees, during the year enable the bank’s employees to think about their performance and, if necessary, make changes to achieve sustainable success. The bank tracks employee receipt of regular feedback from their manager via the regular Culture Pulse Survey. The bank’s holistic approach to managing performance holds both employees and their managers accountable and is adequately reflected in variable compensation decisions.
Part- and full-time employees who are in scope for Deutsche Bank’s Performance Management process need to have one documented performance review per year. This annual performance review is multi-dimensional and includes evidence of achievements by the employee in their role, of their pre-defined priorities (objectives/goals) and how they have demonstrated the required behaviors and conduct.
Career development is employee-led, and an employee-manager discussion is encouraged at least once annually, but it is not required to formally document this. The bank tracks progress through responses to specific development questions as part of the annual People Survey as well as through the Career and Development form completions on
Workday.
For 2025, the completion rate for performance reviews remained high, reflecting continued strong engagement across the organisation. The figures presented below reflect the bank’s entire employee population, including individuals not in scope of the bank’s performance management process or who were on long-term leave for the full performance year.
Given this comprehensive baseline for the calculation, it is expected that the overall completion rate will not reach 100%.

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Completion rate for performance reviews by gender

Gender, headcount in %	Share of employees
	2025	2024
Female	89	88
Male	92	92
Other[1]	60	67
Not reported	69	100
Total Employees	90	90
1Gender as specified by the employees themselves
Annual total remuneration ratio
ESRS S1-16
The bank’s remuneration strategy rewards performance and contribution through an appropriate mix of fixed and variable remuneration. An employee’s fixed pay is determined using a mix of internal fixed pay data and external market data to ensure adherence to legislation such as minimum wage requirements and alignment with peers. Variable compensation is awarded based on a variable compensation orientation framework and is closely linked to individual performance metrics, such as the delivery of business priorities set at the beginning of the performance year, as well as conduct and behavior.
The Annual total remuneration ratio compares the annual total remuneration of the highest paid individual to the median annual total remuneration for all employees (excluding the highest paid individual). The calculation reveals that in 2025, the Annual total remuneration ratio was 246. This ratio was 237 in 2024. The increase of this ratio reflects the change in the annual total remuneration of the highest paid individual, whereas the median annual total remuneration for the employees remained stable. Additionally, Deutsche Bank calculates its Annual total remuneration ratio based on the average annual total remuneration for all employees (excluding the highest paid individual), which reflected a ratio of
166 in 2025. These ratios reflect the bank’s diverse operations across numerous geographies worldwide, covering four business divisions: Private Bank, Corporate Bank, Investment Bank and Asset Management as well as operations and support functions. For the purposes of the calculation, the highest paid employee is not the CEO, demonstrating the diversity of the bank's activities and remuneration opportunities.
Work-life balance
ESRS S1-15
To help its employees manage professional and personal commitments and achieve a sustainable work-life balance, the bank provides a range of benefits. Benefits may vary by location. The bank provides various types of employee-related benefits which are available to full-time as well as part-time employees. Temporary employees may also be eligible depending on the nature of employment and of the benefit. The bank operates more than 850 employee benefit plans in its different locations that may include, among others, life insurance, health care, disability coverage, parental leave, retirement plans, stock ownership, vacation/leave, transportation, meals/nutrition or childcare.
Moreover, Deutsche Bank offers a comprehensive support network ranging from career advice, mental health support, assistance in finding childcare or care for the elderly and Employee Assistance Programs. The bank assists working parents, for instance by providing childcare near workplaces in its major global hubs and contributing to the cost of childcare. In addition, the bank provides breastfeeding/lactation facilities in many of its locations. The bank also offers flexibility in working arrangements, through its hybrid work model, flexible work hours, part-time and job-sharing opportunities, subject to specific role requirements and client needs. A variety of paid and unpaid leave is available to allow employees to manage unforeseen events, such as taking care of the elderly or sickness of children. In several locations, non-primary caregivers are also eligible for family leave.

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Family-related leave
ESRS S1-15
In 2025, the global share of the bank’s employees entitled to family-related leaves, i.e., maternity or paternity, parental and carers’ leave remained unchanged with 96% versus prior year (2024: 96%). This can be either a discretionary offering or due to statutory requirements. Among the employees who were entitled to family-related leave in 2025, 19.8% took leave of one or more types of leave (2024: 17.1%). This includes paid and unpaid leaves and is reported in the table below, irrespective of their duration.
Entitled employees that took family-related leave by gender

Gender	2025		2024[2]
	Number of entitled employees who took family-related leave	Share of entitled employees that took family-related leave (in %)	Number of entitled employees who took family-related leave	Share of entitled employees that took family-related leave (in %)
Female	9,020	21.1	8,011	18.7
Male	9,355	18.7	7,841	15.8
Other[1]	—	—	—	—
Not reported	—	—	—	—
Total	18,375	19.8	15,852	17.1
1Gender as specified by the employees themselves
2Prior year’s comparatives aligned to presentation in the current year
Hybrid work model
Deutsche Bank is committed to a hybrid working model that enables employees to benefit from both in-office and remote working. In 2025, the model was in place in 43 locations and covers approximately 84,000 employees, the majority of the internal workforce. This excludes roles requiring continuous on-site presence due to operational or regulatory needs, such as certain branch-based retail functions. Eligible employees may work remotely up to two days a week, depending on their role and function, and in line with divisional and country-specific guidelines. These guidelines are designed to promote a consistent employee experience and provide a clear, transparent framework that accommodates flexibility for diverse working needs.
Divisional guidelines set out global principles for remote working eligibility and support individual discussions between employees and their managers. These principles are applied alongside country-level requirements, which cover country eligibility and the local regulatory framework for remote work. Where differences arise between divisional and country guidelines, the latter takes precedence where local regulations are more restrictive.
Hybrid working arrangements are reviewed annually with employees to ensure they remain effective and aligned with business needs. Functions and teams are encouraged to regularly assess how their working patterns best support effective collaboration and performance. Deutsche Bank recognizes the importance of in-person interaction to strengthen collaboration and drive innovation, supporting the bank in meeting its commitments to clients and advancing its Global Hausbank vision.
Well-being
ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P
Deutsche Bank continues to bring its holistic well-being strategy to life by making health and well-being an integral part of the bank’s aspirational culture. The goal is to create a health-promoting and caring work environment where employees can be themselves and feel supported and happy, so they can perform at their best and thrive in their careers.
Deutsche Bank aims to proactively empower its employees to prioritize their own well-being and support those around them in doing the same, underlining that health and well-being are about everyday behaviors, based on the following four dimensions: physically thriving, emotionally and mentally balanced, socially connected and financially secure. The inclusion of employees’ well-being in the global Code of Conduct reflects its importance to Deutsche Bank.
A wide range of resources contribute to this holistic approach, including development opportunities, ongoing education, accessibility and transparency of support systems, close collaboration with employee networks, active senior leadership engagement, benefits offerings and the hybrid working model. Examples are tailor-made leadership development opportunities, regular bank-wide and divisional well-being engagement sessions and enablement initiatives and a dedicated Smart Work Hub to share best practices across the organization.
To make the bank’s well-being offers transparent, raise awareness and be well aligned across divisions and regions the
Deutsche Bank Global Well-being Hub is available to all employees and non-employees. The hub brings together an array of existing resources, provides employees with centralized access to initiatives, and benefits from across the bank.
It makes it easier finding information on places to go for support (for example Employee Assistance Program 24 hour hotline, Mental Health First Aider, company doctors, etc.) or for resources about personal development, including stress and mental fitness. There are also several useful hints on how to boost well-being day to day.

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Employees’ mental health remained a focus topic in 2025. The number of Mental Health First Aiders – employees who volunteer to actively support their colleagues’ mental health – increased to 807 aiders in 2025 (2024: 737); they are organized in an international working group to better coordinate their efforts. The training and certification of Deutsche
Bank’s Mental Health First Aiders is conducted by external institutes, with the bank taking on both the organization and financing of the training, both for part-time and full-time employees. In addition, for the Mental Health First Aiders program, the bank offers an in-house eLearning module on mental health awareness to all employees and a tailor-made
Manager e-learning, covering Well-being (self and others), Hybrid Working and Meeting Culture, with over 1,200 managers enrolled since the launch in July 2024. The message “It’s ok not to be ok” is included in senior management communication and events across the platform on a regular basis. In this year’s people survey new questions dedicated to employee well-being were included. The questions cover employees’ perception of work-life-balance, psychological safety and a caring environment.
To emphasize the top of the house commitment to employee well-being, the Group Management Committee appoints
Well-being Champions in every global, divisional Leadership Team, who actively support the well-being agenda alongside Fabrizio Campelli as Well-being Champion on the Management Board. On World Mental Health Day 2025 the
bank reiterated its commitment to the well-being agenda via over 80 in-house events worldwide, that took place as part of a World Mental Health week, as well as the global Townhall “Becoming 10% happier” focusing on mindfulness with
3,563 participants. Deutsche Bank also reiterated its commitment to Mental Health externally, with electronic displays and cash machines recognizing World Mental Health Day in Germany and Spain.
Paid annual leave is generally a standard in Deutsche Bank as part of the offered benefits. In Germany, for example, this is regulated in the Federal Paid Leave Act. Collective Bargaining Agreements and individual employment agreements for non-tariff employees provide for paid leave days that significantly exceed the statutory minimum. Over the year, the bank constantly reminded its employees to take their annual leave entitlement.
While work-related injuries, occupational accidents, and serious incidents like employees being killed at work are extremely rare at a bank and are more relevant to the safety of other industries, Deutsche Bank remains deeply committed to providing safe working environments to the benefit of employees, visitors and clients. The bank believes that integrating strong environment, health and safety practices into its business fosters multiple positive outcomes, enhancing productivity and increasing overall employee satisfaction. For its ongoing commitments in health management, Deutsche Bank was recognized with the Corporate Health Award in Germany.
Deutsche Bank has set out a global Environment, Health and Safety policy, which addresses the respective requirements for employees and establishes controls to ensure workplace accident prevention. This covers assistive appliances and workstation assessments, first aid, fire safety, building evacuation plans and floor wardens. This policy, approved by the bank’s Chief Security Officer and reviewed annually, demonstrates the bank’s commitment to fostering a healthy, safe, and supportive work environment for every employee and establishes clear requirements and controls to ensure workplace accident prevention.
The bank continues to strengthen its emergency response capabilities and build organizational awareness through ongoing training, communication and initiatives across all locations. Digital learning, including programs like
dbHealthyWorking, support these efforts by educating employees on risks associated with sedentary office and hybrid working. These programs equip employees with practical mitigation strategies and provide access to a wide range of physical and mental well‑being resources.
Senior management's commitment to employee safety is further evidenced by the formation of a governance structure to provide oversight, support, and advocacy for everyone's safety at the bank which is articulated in the Policy Statement of Intent - Environment, Health and Safety as part of the Sustainability Publications. This document underscores the bank’s strategic goal to continue to enhance safe practices through a targeted communication and consultation on environment, health and safety matters. By pursuing this enterprise standard, the bank fosters consistency and equality in safety management globally, reflecting an ethical stewardship critical for employees.

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Diversity and inclusion
ESRS S1-1, ESRS S1-4, ESRS S1-5, ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS 2 MDR-T
Creating an environment that embraces diverse views, encourages open dialogue and treats everyone fairly is key to
Deutsche Bank’s aspirational culture. With 160 nationalities represented across 55 countries in 2025, the bank is proud of its multicultural workforce. It sees the unique perspectives and experiences within its global network as a competitive advantage as it fuels innovation, strengthens culture and drives more sustainable outcomes.
Approach, governance, and leadership accountability
ESRS S1-1, ESRS S1-4, ESRS 2 MDR-P, ESRS 2 MDR-A
As stated in its Code of Conduct, Deutsche Bank is committed to ensuring fair and equal opportunities for employees from all backgrounds and experiences. This objective is advanced through its global multi-dimensional diversity and inclusion strategy which is informed by quantitative and qualitative data and considers regional nuances. Centered on five pillars: leadership accountability, adapting processes, driving behavioral change, thought leadership, and ensuring legal compliance, the strategy is endorsed by the Management Board.
A central HR team is responsible for setting and driving the bank’s diversity and inclusion vision, global strategy and multi-year roadmap, and defining the associated annual priorities. To ensure the strategy is informed by a broad range of perspectives, including lessons learned, the central HR team actively engages with Employee Resource Groups, employee representatives, and external partners such as Catalyst, Charta der Vielfalt (Charter of Diversity), Coqual,
Disability:IN, Open for Business, the United Kingdom Treasury’s Women in Finance Charter, among others. The central HR team activates leaders and employees to sustainably support the diversity and inclusion strategy and to make progress against the set objectives, which are monitored by the Management Board.
The bank embeds diversity and inclusion across its operations through a global Approach to Diversity and Inclusion framework of policies, processes, benefits, initiatives, and measurements, fostering positive actions for all employees, including people from groups at particular risk of vulnerability. Diversity and inclusion are integral to key policies, such as the Hiring, Onboarding and Offboarding Policy and the Code of Conduct, which defines the minimum standards of behavior and conduct, and prohibits discrimination, harassment, including sexual harassment, and retaliation. The bank’s employment decisions, such as promotion and hiring, are based on merit, including candidates’ suitability for a role, their potential, and their demonstrated performance.
Gender diversity
ESRS S1-1, ESRS S1-9, ESRS S1-5, ESRS 2 MDR-T
Pursuant to statutory requirements, seven out of twenty or 35% of Supervisory Board members were women at year-end
2025, the same as at year-end 2024. In the Management Board, two out of nine or 22% of the members were women
(2024: two out of ten or 20%), above the requirements of the current German Gender Quota Law (Zweites Führungs-
positionen-Gesetz, FüPoG II).
Legal requirements and results for the representation of women

	Dec 31, 2025		Dec 31, 2024
	Requirement	Result	Result
Level
Supervisory Board (headcount, in %)[1]	30.0	35.0	35.0
Management Board (headcount)[2]	1	2	2
1Reflects requirement of German Gender Quota Law (Erstes Führungspositionen-Gesetz, FüPoG I)
2Reflects requirement of German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II)
As per ESRS S1-9, the top management level is considered to be the Management Board, Deutsche Bank's most senior committee, chaired by the CEO.
Gender distribution at top management level

Gender[1]	Dec 31, 2025		Dec 31, 2024
	Number of employees at top management level	Percentage of employees at top management level	Number of employees at top management level	Percentage of employees at top management level
Female	2	22	2	20
Male	7	78	8	80
Total	9	100	10	100
1Numbers may not add up due to rounding

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Age distribution at top management level

headcount[1]	Dec 31, 2025		Dec 31, 2024
	Number of employees at top management level	Percentage of employees at top management level	Number of employees at top management level	Percentage of employees at top management level
< 30 years old	—	—	—	—
30-50 years old	1	11	2	20
> 50 years old	8	89	8	80
Total	9	100	10	100
1 Numbers may not add up due to rounding
As mentioned in the chapter “Sustainability Governance” within this Sustainability Statement, the bank aims to increase gender diversity at the two levels below the Management Board (MB-1 and MB-2) with a goal of 30% of positions to be held by women at both levels by year-end 2025, thereby promoting equal opportunity within the Management Board succession pipeline. As of year-end 2025, the bank effectively met the goal for MB-1 with 29.7%, given the limited population size with a single individual representing more than 1% of the total cohort. At MB-2, the bank reached 28.2%
as of year-end 2025. In line with German legal requirements, the bank will retain goals beyond 2025 for the two layers below the Management Board with a goal of 32.5% women at both MB-1 and MB-2 by year-end 2026, having regard to local law.
In 2021, the bank committed to an aspirational goal to have women represent at least 35% of its Managing Director,
Director, and Vice President population globally (excluding Asset Management) by year-end 2025, known as the ’35 by
25’ program. This was publicly announced after consultation with the Supervisory Board which includes employee representatives, among others. The goal was based on workforce data modeling and assumptions on the female share in hiring, promotion and turnover using 2020 data of 29.6% as a baseline. This commitment strengthened the pipeline of senior women and the Management Board has taken an active role in driving forward the ‘35 by 25’ goal, providing sponsorship and closely monitoring progress. Human Resources provided regular metrics reporting and surfaced areas of good practice and potential risks to the Management Board and the Supervisory Board’s Nomination Committee, which includes employee representatives. This approach has led to a meaningful and measurable rise in the number of women stepping into senior leadership roles. Progress towards the 35 by 25 goal was monitored regularly and published annually. The progress against the internal annual interim goals was monitored monthly against the initial baseline and base period including the bank’s hiring and promotion activities as well as turnover.
From 2021 to 2025 the female representation in senior corporate titles increased by 4.2 percentage points, including promotions effective as of April 1, 2026, reaching 34.1% compared to 29.9% at year-end 2021. It supported the transformation of behaviors and processes, for example by broadening talent searches, proactively building candidate pipelines, and educating managers on conducting fair, merit-based, and inclusive hiring processes, resulting in a meaningful increase in the percentage of women hired into senior roles since 2021. ’35 by 25’ also enhanced the emphasis on retaining and developing internal talent, highlighting the value and potential within existing teams. This approach ensured that the leadership pipeline is strengthened by individuals possessing institutional knowledge and an understanding of the bank’s culture. As a result, there has been an increase in the number of women advancing to senior positions, including those two levels below the Management Board. More details on leadership and talent development are included in the “Talent development” section of the “Working conditions” sub-chapter of this “Own workforce”
chapter.
Goals and results for the representation of women in senior roles

headcount, in %	Dec 31, 2025		Dec 31, 2024
	Goal	Result	Result
Level[1]
Management Board level -1	30.0	29.7	28.9
Management Board level -2	30.0	28.2	28.3
Senior Corporate Titles[2,3]
Managing Directors, Directors, Vice Presidents	35.0	34.1	33.0
1Goal in line with German Gender Quota Law (Zweites Führungspositionen-Gesetz, FüPoG II), goal reflects December 2025
2Goal reflects December 2025 including the following year’s promotions
3Business divisions and infrastructure functions (excluding Asset Management)
In support of ‘35 by 25’, the Schneider-Lenné Cadre - a community of the bank’s senior women leaders, including senior management risk takers and current and former ATLAS participants - serves as visible and active role models, equipped with a platform and tools to drive cultural change and foster the development and engagement of talent across the bank.

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Gender diversity

headcount, in %[1]	Dec 31, 2025	Dec 31, 2024
Female employees by Corporate Title,2
Managing Directors	23.3	22.8
Directors	29.5	28.8
Vice Presidents	36.3	35.6
Assistant Vice Presidents and Associates	43.0	42.3
Non-Officers	59.4	59.6
Total female employees (in %)[1]	46.4	46.5
1Numbers may not add up due to rounding
2Corporate Titles for Postbank (including subsidiaries) are technically derived
To ensure momentum and build on progress, Deutsche Bank will evolve its approach in 2026 and beyond. At Group and divisional level, progress will be measured by a Well-being and Inclusion Index with the goal of achieving a 100% score.
The Well-being and Inclusion Index will focus on three key indicators: (i) improved diversity of perspectives in senior, decision-making and client-facing roles, (ii) a more inclusive culture where everyone feels supported and is treated fairly, and (iii) a culture that embraces open dialogue and diverse views, leading to better client outcomes. This approach will support the required behavioral shifts to enable a more inclusive and diverse workforce linked to high performance, ensure employer attractiveness, and continue to comply with local laws.
Deutsche Bank also monitors its progress in increasing the representation of women in further areas, including in
Science, Technology, Engineering, and Mathematics (STEM) roles predominantly in the bank’s Technology, Data and
Innovation division, and in leadership roles in the bank’s client-facing, revenue-generating functions, specifically in Sales,
Client Advisory, Trading, Marketing, and Sales Coverage Support.
Gender diversity at STEM positions and revenue-generating management roles

headcount, in %	Dec 31, 2025	Dec 31, 2024
Female employees by positions
STEM positions	31.3	29.9
Revenue-generating management roles	29.7	27.1
Gender pay gap
ESRS S1-16
Deutsche Bank recognizes that how it remunerates its employees plays a vital role in the successful delivery of the bank’s strategic objectives and aspirational culture. By aligning risk and reward and by driving the right behaviors, the bank’s incentive systems help to make the bank more resilient while contributing to its long-term success. The bank remains committed to a fair, transparent and sustainable approach to remuneration.
The bank has developed and aligned fixed pay ranges to promote and ensure the principle of equal pay for equal work, underscoring its dedication to fairness. Furthermore, Deutsche Bank ensures transparency regarding its compensation structures, mainly through the relevant Approach to Performance, Consequences and Reward document as well as the
Performance, Consequences and Reward Policy, as described in the “Performance and reward” sub-chapter of this “Own workforce” chapter. These documents are accessible to all employees and give a comprehensive overview of pay elements, pay setting and pay progression. By making pay structures visible and understandable, the bank empowers employees to engage in open dialogue, encourages accountability, and facilitates the ongoing review and improvement of remuneration practices. To further strengthen fair and appropriate remuneration decisions, Deutsche Bank provides manager training and clear guidelines. They are made available to managers to support their understanding of pay-
setting processes and to reinforce best practices in compensation management.
For 2025, the mean unadjusted global gender pay gap was 38.0%, whereas the same metric for 2024 was 38.8%. The unadjusted global gender pay gap is defined as the difference of average hourly pay levels between female and male employees, expressed as percentage of the average hourly pay level of male employees. The median unadjusted gender pay gap, defined as the difference in median hourly pay levels between female and male employees, expressed as percentage of the median hourly pay level of male employees) for 2025 was 20.6%.
Factors that contribute to the unadjusted global gender pay gap include Deutsche Bank’s business mix, geographical footprint, and lower representation of women in senior and highly remunerated roles in higher cost locations. A regression analysis that considers several objective factors such as seniority, business division and region, results in an adjusted gender pay gap of 6% for 2025 and 6% for 2024. This is not to be interpreted as an equal pay analysis, as it does not compare employees within similar roles or in roles of equal value.

Annual Report 2025	Social information
Own workforce

The bank acknowledges that there is more work needed to reduce the unadjusted and adjusted gender pay gap. The bank’s diversity and inclusion initiatives, including the ambition to increase gender diversity in positions at the two levels below the Management Board, remain in place, subject to local laws, and are expected to have a positive impact in reducing the gap over time.
Building an inclusive culture where everyone is treated fairly
ESRS S1-4, ESRS S1-5, ESRS S1-9, ESRS S1-12, ESRS 2 MDR-A, ESRS 2 MDR-T, ESRS 2 MDR-M
Deutsche Bank’s inclusive culture is brought to life through a range of focus areas that reflect the diversity of the bank’s workforce and the evolving needs of its people with the goal of an environment where everyone can contribute fully.
Employment and people decisions at Deutsche Bank are made using merit-based criteria such as skills, qualifications, and performance, regardless of age, background, beliefs, citizenship, color, disability status, ethnicity, gender, gender identity and/or expression, marital status, national origin, pregnancy, race, religion, sex, sexual orientation, including but not limited to any other characteristic protected by law. In 2025, the bank strengthened its efforts to attract and hire diverse talent through targeted outreach, while advancing career planning and leadership development by providing exposure opportunities and direct access to senior leaders.
Deutsche Bank is dedicated to racial and ethnic inclusion and set an aspirational goal to increase the proportion of Black heritage employees in the United Kingdom by over 30% by December 31, 2025 versus the December 31, 2021 baseline of 3.0%. When setting the aspirational goal, the senior leadership team was consulted and progression was monitored quarterly via an ethnicity dashboard. Annually, the progression is presented to employee representatives at the
Employee Consultation Forum. By focusing on retention and hiring through regular monitoring, this goal was achieved in
2025 at 4.0% (2024: 3.7%), equivalent to a 30% increase in the share of Black heritage employees compared to the 2021 baseline.
In the UK, the bank took action to expand institutional knowledge on social mobility, as it became an emerging inclusion priority in 2025 recognizing that talent is not defined by background or circumstances. The bank’s UK Early Careers programs include Advance, aimed at providing first year undergraduate students from lower socioeconomic backgrounds exposure to the banking world and an apprenticeship program combining on-the-job training with study time, as well as financial support towards a degree program in the Investment Bank, Corporate Bank and the Technology,
Data and Innovation division. Additionally, Laura Padovani, Management Board member and global champion for social mobility, hosted a panel discussion on social mobility that was made available to all employees globally.
The bank has built a strong foundation of support and visibility for the LGBTQI+ community via the dbPride Employee
Resource Group, which celebrated its 25th anniversary in 2025. dbPride leads global celebrations such as Pride marches in cities around the world and participation in “Ring the Bell for LGBTIQ+ Equality” attended by Rebecca Short,
Management Board member and champion for LGBTQI+ inclusion. These efforts have earned Deutsche Bank recognition as an industry leader for LGBTQI+ inclusion.
In 2025, the bank further expanded its well-being and inclusion strategy by launching a Global Neurodiversity Working
Group focused on awareness, education, mentoring and workplace adjustments with the goal of unlocking the unique strengths of neurodivergent individuals. Bernd Leukert, Management Board member and global champion for neuroinclusion, hosted a global panel discussion on the topic that was made available to all employees globally.
To support inclusion for persons with disabilities, the bank provides accessible workstations, reasonable accommodations, and flexible working options. Newer offices apply universal design principles to further support accessibility and inclusion for all. The bank also ensures external jobs for people with disabilities, e.g., through its longstanding cooperation with the Association of Sheltered Workgroups (Genossenschaft der Werkstätten, GDW) in Germany.
The bank’s ability to measure the number of employees with disabilities depends on voluntary self-disclosure and is limited by data protection laws, for example, the European General Data Protection Regulation. Additionally, due to
continuing social stigma, many individuals choose not to share this information, even in locations where it is permissible for the bank to ask. As at year-end 2025, the bank employed 2,720 people with disabilities (2024: 3,057), thereof 1,571 female (2024: 1,820) and 1,149 male (2024: 1,237). In Germany, the bank employed 2,185 people with disabilities as at year-end 2025 (5.7% of the bank’s headcount) (2024: 2,511/6.2%). Disclosure is based on the Germany social code IX. The reduction by 337 employees is primarily driven by Germany, with 326 fewer employees with disabilities, mainly due to workforce reductions because of retirements and early retirements.

Annual Report 2025	Social information
Own workforce

Employees with disabilities by gender

Gender	Dec 31, 2025		Dec 31, 2024
	Number of employees with disabilities	Share of employees with disabilities (in %)	Number of employees with disabilities	Share of employees with disabilities (in %)
Female	1,571	3.5	1,820	4.1
Male	1,149	2.2	1,237	2.4
Other[1]	—	—	—	—
Not reported	—	—	—	—
Total	2,720	2.8	3,057	3.2
1Gender as specified by the employees themselves
The bank continues to equip its employees with resources to practice inclusion and better understand how to make fair people-related decisions through the required Code of Conduct training, and other voluntary offerings such as Inclusive
Hiring manager training, First-time manager training, and Leading Inclusively training as part of the All Managers
Curriculum, as described in the “Talent development” section of the “Own workforce” chapter.
Deutsche Bank supports many voluntary, cross-divisional employee-led groups (known as Employee Resource Groups)
uniting colleagues with shared characteristics, backgrounds, experiences, and their supporters. Employee Resource
Groups are open to all employees, regardless of identity, with the central aims of (i) driving an inclusive culture where everyone can feel a sense of belonging, (ii) supporting Human Resources to understand and unlock barriers for specific groups, and (iii) improving the bank’s employer and broader brand. Depending on the location, the bank’s Employee
Resource Groups support a variety of communities such as women, LGBTQI+ employees, employees from multicultural backgrounds, parents and caregivers, different generations, those with disabilities or neurodivergence, and military veterans. These combined efforts further help prevent discrimination, harassment, and retaliation.
In 2025, several prominent organizations recognized Deutsche Bank’s inclusion efforts and many individual employees have been recognized as inclusion role models:

Type	Award	Location	Organization
General	Best Bank for Diversity & Inclusion	APAC	Euromoney
Gender	Best Companies for Women	India	Seramount & AVATAR
	Best Practices in Diversity & Inclusion	Spain	Premios WomenCEO
	Top 50 Companies for Gender Equality	UK	The Times
Disability	Best Companies for Disability Inclusion	India	DisabilityIN
	Platinum Enabling Mark	Singapore	SGEnable
LGBTQ+	LGBTQI+ ERG of the Year	India	India Workplace Equality Index
	Outstanding Network Group	UK	British LGBT Awards
	Equality 100 Award	US	Human Rights Campaign Foundation
	Gold Rating	Japan	Work With Pride
	Platinum Employer	Australia	Australian LGBTQ+ Inclusion Awards
Incidents and complaints
ESRS S1-1, ESRS S1-17, ESRS G1-1, ESRS 2 SBM-3, ESRS 2 MDR-P
Deutsche Bank strives to provide a working environment for its own workforce which is free from harassment, discrimination, and retaliation, and where human rights are protected at all times. Anything less would prevent the bank from thriving, deepening stakeholders’ trust, and safeguarding its reputation. To achieve the intended working environment, Deutsche Bank has set out policies, frameworks, processes and committees, as set out in the “Policies related to own workforce” and “Processes to remediate negative impacts and channels for own workforce to raise concerns” sub-chapters of the “Own workforce” chapter.
Beyond mere compliance with the policies, frameworks and processes, however, Deutsche Bank is committed to always doing what is right and proper. Deutsche Bank requires its employees and the members of its Management Board to follow the letter and the spirit of the Code of Conduct as outlined in the subchapter "Policies related to own workforce"
of the "Own workforce" chapter. In case of potential breaches, the whistleblowing framework is in place to raise, investigate and sanction any incidents as outlined in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter. In most circumstances, Deutsche Bank's employees act with integrity and exhibit the right behaviors, fully in line with the bank’s policies and procedures. For the limited occasions that conduct should fall below the required standards, for example in case of potential breaches of the
Code of Conduct, Deutsche Bank has established mechanisms to raise such matters, like the whistleblowing channel and the complaints management channel, and has established procedures to investigate and sanction any complaints and incidents as outlined in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter. Employee and non-employee complaints are handled in accordance

Annual Report 2025	Social information
Own workforce

with local laws. Additionally, the bank deploys internal controls and processes to detect if something is not quite right and where appropriate, it will follow up with an investigation. Depending on the circumstances and the severity, it may be necessary to act, including disciplinary action for employees. Additionally, Deutsche Bank provides ongoing well-
being support to adversely affected employees and delivers training across the organization to create awareness in the workforce.
The bank strives to make disciplinary decisions in a consistent and transparent way, in line with local legal requirements.
Every employee should feel they are treated fairly. Deutsche Bank sees strong links between the expected behavior of its employees, how compensation is determined to account for risk and behavior, and disciplinary action for employees who fall short of the bank’s expectations on conduct.
Employment Relations reviews investigation reports to determine the appropriate course of action, which may include invoking disciplinary procedures, applying non-disciplinary measures like incident learning or employee counselling, or discontinuing the case if there is insufficient evidence. Possible disciplinary actions for employees can range from verbal and written warnings to dismissals and such sanctions can impact an employee’s variable compensation and promotion, which is also set out in the bank’s Performance, Consequences and Reward Policy. Possible actions concerning non-
employees may include being off-boarded immediately or not having their contract extended or renewed.
The reported incidents and complaints shown in the table below were tracked in the bank’s global case management systems with relevant legal actions and amounts of fines, penalties and compensation sourced from the respective functions of the bank.
Incidents and complaints

	2025	2024
Total number of incidents of discrimination, incl. harassment (upheld and partially upheld)	70	57
Total number of complaints of discrimination (incl. harassment) and regarding working conditions filed by own workforce through Deutsche Bank channels (excl. incidents included above)	252	202
Total amount of fines, penalties and compensation for damages as a result of the incidents and complaints above (in € m)	0.91	0.25
In 2025, the reported incidents of discrimination, including harassment, represent less than 0.1% of the bank’s total number of employees. In this context, incidents are any complaints of discrimination (incl. harassment) raised by employees or non-employees through a formal process and which have been upheld or partially upheld by the bank, and any legal claims regarding allegations of discrimination (incl. harassment) against the bank.
The additional complaints of discrimination, harassment, or in respect of working conditions represent less than 0.3% of the bank’s total number of employees. That means in this context, complaints are allegations of discrimination or harassment or working conditions made by employees or non-employees through a formal process that were not upheld, upheld or partially upheld and excluding the incidents reported above. In the reporting year, zero related complaints were submitted to the National Contact Points for OECD Multinational Enterprises similar to previous year.
Incidents and complaints occur in all regions of the bank, generally with a higher number in countries with a larger workforce. The total amount of fines, penalties and compensation for damages resulting from complaints and incidents is listed in the bank’s financial statement under Litigation.
Incidents and complaints are limited as the bank expects its own workforce to always conduct themselves ethically and to comply with all applicable laws and regulations, to ensure a working environment free from harassment, discrimination, and retaliation. In rare occasions in which cases arise, the bank has robust processes in place to respond and to provide ongoing well-being support to adversely affected employees and to deliver training across the organization to create awareness for discrimination, harassment and retaliation in the workforce.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Client centricity
Expanding Deutsche Bank’s position as the Global Hausbank is at the heart of its growth strategy as it strives to become the European champion. Clients are at the core and center of Deutsche Bank’s business as expressed in Deutsche Bank's purpose statement, vision, strategy and Code of Conduct. This message is also part of the bank's next strategic phase to scale the Global Hausbank and become the European champion in banking and provide a seamless client experience and leveraging its strengths and capabilities to help clients navigate a world of transition.
In 2025, the bank refined the assessment of the topic by introducing the sub-topics “Product responsibility”, “Client satisfaction” and “Client complaint management” as entity-specific requirements under ESRS 2 and was guided by
ESRS S4 principles. Details can be found in the “Double materiality assessment”.
Acknowledging that Deutsche Bank services different types of clients, all client-related activities are aligned to the bank’s business divisions. For further descriptions of the bank’s business divisions see “Deutsche Bank Group” in the
“Combined Management Report” of the Annual Report 2025.
Governance
ESRS 2 GOV-2
Deutsche Bank has distinct governance structures in place for the topics contributing to its client centricity ambitions.
Product responsibility
Deutsche Bank’s commitment to product responsibility is underpinned by its Code of Conduct which is approved by the bank’s Chief Compliance Officer and applies to all employees and members of the bank’s Management Board.
Furthermore, the bank has a governance in place designed to review and communicate policy requirements as required including an accompanying extensive policy framework.
Client satisfaction and Client complaint management
Deutsche Bank uses client feedback to strengthen quality assurance and, where necessary, to design improvement programs. Aggregated insights on key trends, insights gained, and corrective actions are shared with senior management and other relevant stakeholders across the Deutsche Bank Group. Management Board members responsible for the business divisions oversee the client satisfaction programs. On overarching topics related to client complaint management, the Chief Compliance Officer reports to the Management Board member responsible for Compliance and
Anti-Financial Crime. At business-division level, each business unit head holds responsibility and reports to the respective Management Board member.
Strategy
ESRS 2 SBM-2, ESRS 2 SBM-3
The Investment Bank and Corporate Bank, building on Deutsche Bank’s Client Centricity Program, continued in 2025 to advance a more connected and client‑focused franchise by strengthening cross‑bank collaboration around clients, aligning client data and tooling across the Group, and improving client resource allocation to support Shareholder Value
Add (SVA). Both divisions enhanced the return on client financial resources through action plans aligned to Deutsche
Bank’s capabilities and by monitoring client‑level return metrics, providing transparency on resource consumption and ensuring that SVA considerations are reflected in coverage decisions. Collaboration around clients has increased, reflected in higher product density and more consistent delivery of the bank’s expertise across financing, advisory, transaction banking, markets and risk management solutions. Progress has also been made in aligning client data and tooling, including simplification of the Customer Relationship Management (CRM) landscape, reduced fragmentation and cost, and enhancements to tools that support a more efficient client lifecycle from onboarding and KYC through to operations and settlement, underpinned by broader data availability, analytics and artificial intelligence (AI).
The Private Bank combines scale and stability across its two client sectors: Personal Banking, focused on retail customers in Germany as well as in Italy, Spain and India, and Wealth Management, serving affluent, high‑net‑worth and ultra‑high‑net‑worth clients globally. Together, these sectors support Deutsche Bank’s Global Hausbank proposition by delivering integrated solutions across lending, deposits and investments, while addressing more sophisticated client needs through cross‑divisional collaboration with the Corporate Bank, the Investment Bank and DWS. Personal Banking
is advancing a digital‑first, omnichannel model, including modernization of its branch footprint, improvements to remote advisory and accelerated roll-out of digital and mobile services. Wealth Management aims to grow in core markets and deepen relationships with ultra‑high‑net‑worth individuals, family offices and entrepreneurs, supported by targeted talent hiring, stronger lending capabilities and a broader range of investment solutions.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

DWS continues to roll out initiatives aimed at strengthening client centricity. While many of these measures are still in early stages, they are designed to support a more connected and effective franchise and to contribute to long‑term value creation over time. Over the past year, DWS has further refined its client segmentation model, introduced a more unified approach to client engagement across regions and enhanced global campaign management.
Across Deutsche Bank and DWS, the overarching objective remains to place client needs at the center of activities, even as the full impact of these recent process changes is still developing.
Product responsibility
Trusting relationships with clients are developed when the bank delivers its products and services with integrity. In practice, this means the bank’s products and services are designed with input from various control functions, checking that they are appropriate for the relevant market and align with the bank’s objectives and values. Deutsche Bank seeks to adhere to relevant rules and regulations and endeavors to be fair, clear, and accurate when marketing its products and services.
Client satisfaction
Deutsche Bank is dedicated to its clients lasting success and financial security at home and abroad, which is why gathering client feedback systematically is an important aspect of Deutsche Bank’s Client centricity ambitions. Each of the bank’s business divisions assesses client satisfaction in ways that make sense for its specific client groups. While there are no specific quantitative goals set, every business division uses customized metrics in alignment to their respective client groups, to monitor current client-related developments, track progress of associated initiatives and implement improvements where needed.
Client complaint management
As a matter of principle, Deutsche Bank strives to prevent complaints from arising by maintaining a robust new product approval process to ensure all products and services meet high quality standards. Further, identified weaknesses are reported to product owners and service responsible to decide on remediation measures to be taken in case of justified complaints. In any case, Deutsche Bank seeks to contact complainants (clients and non-clients) and reach a solution in due course. Complainants can address their complaints to any local branch, by email, online, or phone. Deutsche Bank strives to confirm receipt of complaints as soon as possible and to work on resolving them quickly and transparently.
Furthermore, Deutsche Bank continuously monitors complaints to detect emerging trends and to identify the root causes. Additionally, Deutsche Bank screens its complaints for reoccurring issues.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Impact, risk and opportunity management, metrics and targets
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment”
chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Topic: Client centricity

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Product responsibility	Downstream	Short-term	Risk
Risk of legal action, regulatory scrutiny and reputational damage as a consequence of Deutsche Bank not ensuring that products and services are suitable or appropriate for the client or that a product that Deutsche Bank manufactures or distributes is appropriate for the target market
					Suitability and Appropriateness (Client and Product) Policy	New product approval and systematic product review processes Regular divisional risk and control assessments Mandatory employee trainings	Internal dashboards and reports with various suitability metrics Potential provisions in the Financial Statements associated with incidents of non- compliance

Negative impact
Negative impact on direct clients, including consumers and end-
users, as a consequence of the bank  not ensuring that products and services are suitable or appropriate for the client or that a product that the bank manufactures or distributes is appropriate for the target market

Client satisfaction	Downstream	Short-term	Positive impact
Deutsche Bank serves all its clients by providing specific financial services depending on clients' needs e.g., retail lending, wealth management, tailored capital market products, financing and
investment solutions, and advisory services. Deutsche Bank
considers it important to meet changing customer needs and
expectations
					Deutsche Bank’s Purpose Statement	Deutsche Bank’s Client Centricity program Monitoring of client satisfaction via surveys, use of internal client data and external market share data	Incremental deals won in Corporate Bank Market share for Investment Bank Net promoter score for Private Bank and Asset Management

		Long-term	Opportunity	Opportunity of increased revenues and enhanced brand reputation due to well-established feedback mechanisms and continuous improvement efforts. Thus, contributing to clients' trust and loyalty

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Topic: Client centricity

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Client complaint management	Downstream	Short-term, Medium-term, Long-term	Opportunity	Opportunity for increased revenues and enhanced brand reputation due to taking clients' complaints seriously and seeking solutions in the mutual interest of the bank and its clients	Client Complaints Policy incl. country specific annexes Client Complaints Procedure Divisional Complaints Handling Key Operating Procedure, also covering any country-specific requirements	Establishing dedicated client complaint management functions and nominating complaint owners Processes and controls to capture, investigate, report, review and resolve complaints in a structured manner	Year-on-year development of complaints (in %)

		Long-term	Positive impact	Positive impact on clients by implementing effective client complaint management procedures, enabling timely resolution of issues and continuous improvement of products and services

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Product responsibility
ESRS 2 MDR-P
Product suitability and appropriateness
Deutsche Bank’s Suitability & Appropriateness (Client & Product) Policy outlines minimum standards that all divisions must meet, including implementing controls related to the performance of suitability and appropriateness assessments as relevant, the clarity of warnings and notifications provided to clients, as well as the effectiveness of such warnings.
This policy provides the requirements for suitability or appropriateness assessments/approvals required prior to engaging in investment activities with a client. Further consideration is given to metrics, governance and training.This policy applies to all employees of business units globally except DWS. An equivalent policy is in place for DWS. Senior
Regional Business Management is responsible for developing, implementing and documenting processes and controls that meet the requirements of this policy. This policy observes various global regulations such as the Markets in Financial
Instruments Directive (MiFID). To reduce the risk of engaging in investment activities that are not suitable or appropriate for clients, and therefore reduce the mis-selling risk and the related financial consequences, this policy provides the minimum standards for due diligence/approvals required prior to engaging in investment activities with a client. The policy is made available on the Deutsche Bank intranet page, which is accessible to all employees of the bank. Metrics relating to breaches of the policy are provided monthly to the bank’s global Operational Risk Committee. Additional metrics relating to the underlying products and services are monitored by the Head of Compliance and Divisional-level
Operational Risk Councils. They include relevant surveillance alerts, new product approval breaches and other metrics.
The divisional product lifecycle and structured transaction lifecycle policies support the bank’s efforts to offer products and services based on processes and principles designed to comply with legal and regulatory requirements. For example, they outline factors that may be considered for monitoring to determine whether products have only been sold to the appropriate client group. In accordance with regulatory requirements, the bank assesses, where required, various parameters, including a product’s complexity as well as clients’ product knowledge, experience, regulatory classification and investment objectives.
Deutsche Bank’s new product approval and systematic product review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management. These processes are overseen by the New Business Office and Product and Structured Transactions Lifecycle teams within the Operational
Risk Management function. Existing products and services are reviewed in one-to three-year cycles designed to assess whether they remain fit for purpose and consistent with their respective target markets’ characteristics and objectives.
Each product or service must be sponsored by a business managing director who bears ultimate accountability for it.
Selling practices and marketing
ESRS 2 SBM-3, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4
Deutsche Bank is committed to marketing products and services responsibly and to providing information clients can trust. This enables clients to make informed decisions based on accurate and clear information. Accordingly, the bank’s
Communications with Clients/Public and Marketing Materials Policy requires all communications to meet minimum standards and requirements in addition to being fair, clear, and not misleading. For example, when referencing any potential benefits of a product or service the information must give a fair and prominent indication of any relevant risks.
This policy applies to all Deutsche Bank employees globally who engage in communications with clients except DWS. An equivalent policy is in place for DWS. This policy observes various global regulatory rules and regulations such as MiFID.
The policy is made available on the Deutsche Bank intranet page which is accessible to all employees of the bank. Senior
Regional Business Management is responsible for developing, implementing and documenting processes and controls that meet the requirements of this policy.
Deutsche Bank’s business divisions and units have controls that reflect products and services it offers. For example, the
Investment Banking & Capital Markets business periodically compares a sample of its pitch books against a predefined checklist to verify products and services have been presented fairly and clearly and include appropriate disclosures and disclaimers. The output of such controls, such as the number of exceptions, are included in materials discussed in senior governance fora in order to identify any negative trends and, if necessary, propose remediation steps. Furthermore, the business conducts regular risk assessments in addition to Compliance’s regular risk assessment that considers the appropriateness of the control environment across the divisions. The nature and extent of controls is determined by numerous factors including client base, product availability, business volumes, regulatory requirements, past incidents, and issues identified.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

The bank has implemented checks and processes designed to tailor products and services to potential and existing clients across multiple dimensions. The bank aims to minimize and/or appropriately mitigate any conflicts of interest the bank may encounter when providing products or services. The variable components of senior management’s compensation plans are carefully designed to establish appropriate incentives, particularly in relation to conduct and adherence to the bank’s aspirational culture.
Conflicts of interest
Deutsche Bank’s Conflicts of Interest policy sets out the bank’s arrangements in connection with the identification, documentation, escalation, and management of conflicts of interest, including where such conflicts of interest arise in the context of MiFID business. This policy applies to all employees of Deutsche Bank Group globally. The bank seeks to ensure that a conflict of interest does not adversely affect the interests of clients, the bank, its shareholders or other stakeholders through the identification, prevention or management of the conflict of interest. The policy is made available on the Deutsche Bank intranet page which is accessible to all employees of the bank. Senior Business
Management is responsible under a minimum standards framework for implementing and maintaining arrangements to identify, document and manage conflicts of interest within their respective areas of responsibility.
Beyond the business divisions, the bank has multiple control functions that directly or indirectly manage conflicts of interest. For example, the Conflicts Office which is part of the Compliance & Anti-Financial Crime function has primary responsibility in identifying and managing transaction-related conflicts and reports to Bank Senior Management at least once a year. In addition, the Conflicts Office supports the management of conflicts through the maintenance of information barriers designed to restrict information flows between different areas of the bank and jointly with Employee
Compliance, the operation of processes designed to identify and manage or avoid conflicts of interest arising from employees’ personal transactions and outside business interests.
Processes on client complaint management
If a client expresses dissatisfaction with a product or service, the bank has procedures in place to resolve the situation equitably. Deutsche Bank’s global Complaints Policy and Procedure is adopted by the business units and, if needed, extended to address further regional and business requirements. Further information can be found in the subsequent
“Client complaint management” chapters.
The bank may be subject to litigation in instances where these grievances cannot otherwise be resolved. Any material matters are disclosed in the Annual Report 2025, “Consolidated Financial Statements”, “Notes to the consolidated balance sheet”, “Note 27 Provisions”.
Trainings on product responsibility
Deutsche Bank’s compliance training program is tailored to address these important areas. The Greenwashing Awareness
Training deals with the prevention of misleading the clients or the public regarding the environmental or social standards of the bank’s products. There are also training modules on communicating with clients, identifying, and managing conflicts, and checking products’ suitability and appropriateness. The module on the Code of Conduct includes topics related to product responsibility as well. Deutsche Bank believes it is vital for all employees to complete the latter training. Failure to do so can adversely affect employees’ compensation and their manager’s. Employees of all Deutsche
Bank business divisions are trained on the bank’s duties to customers either via the Compliance Essentials or Duties to
Customers training modules depending on their sub-divisions. Staff in the retail banking sector of the Private Bank in
Germany additionally receive a separate training focusing on consumer protection.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Client satisfaction
ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4
Corporate Bank
Delivering an outstanding client experience is at the heart of Deutsche Bank’s strategy. The ambition is clear: create an effortless client journey supported by excellent service, building long-term trust through transparency, efficiency, and continuous improvement.
For global corporate and financial institution clients, the Client Service Team (CST) model is applied. CSTs bring together experts from across the bank to manage relationships holistically. By leveraging internal and external data, CSTs regularly assess client satisfaction and performance, ensuring proactive engagement. Senior management provides active sponsorship and an additional feedback channel, further strengthening the institution’s focus on listening to client needs and responding effectively.
Since 2018, the bank’s Corporate Cash Management (CCM) teams have conducted structured client surveys to capture detailed feedback on service experience. In 2025, more than 1,600 clients participated, contributing to the evolution of service and product strategy as well as enhancements to the digital offering. In the current reporting year, the survey was expanded to include Trust & Securities Services, further reinforcing the bank’s capability to act on client feedback.
As client expectations continue to evolve rapidly, client insights are being embedded more deeply into governance and innovation processes. The objective is to deliver a seamless experience across all touchpoints - supported by digital transformation, operational excellence, and a culture of accountability.
Investment Bank
The Investment Bank utilizes a variety of information (internal client data, direct client feedback, external data including share of wallet and client feedback on Deutsche Bank) to assess a range of metrics relating to its performance with clients. These are then monitored on a regular basis and provide insights, such as strength and health of the relationship with specific clients or groups thereof. The data also enables analysis of wider market and client trends, which feeds into the overall divisional strategy. To enable Deutsche Bank’s client strategy, dedicated Client Strategy teams are in place within the Fixed Income & Currencies and the Investment Banking & Capital Markets groups. These teams are responsible for monitoring client performance, including client satisfaction, and communicating with the respective coverage management teams in place across the organization.
As part of the ongoing monitoring of client engagement, Fixed Income & Currencies receives regular feedback directly from institutional clients, either via Broker Reviews, or via direct meetings and calls (e.g., with Deutsche Bank
Management). Broker Reviews consist of the Client scoring and discussing Deutsche Bank’s performance in terms of product and services provision versus its peers. In addition, client feedback can be received during bilateral client meetings. This information is then shared across the relevant Management and Coverage team to incorporate the feedback with the objective of continuous improvement of client servicing.
As previously mentioned in the Corporate Bank’s Client Satisfaction section, the Investment Bank also applies the Client
Service Team framework for its clients.
Private Bank
Within Private Bank, client satisfaction is measured primarily based on the Net Promoter Score (NPS). The NPS measures the willingness of customers to recommend Deutsche Bank on a scale of 0 – 10 and asks for their reasons why. NPS scores can range from minus 100 to plus 100 and customer responses fall into three categories: Promoters, Passives and
Detractors.
The Private Bank reports NPS regularly to senior, regional and branch management. The NPS process within the Private
Bank is coordinated globally but actioned within each region to ensure the surveys address local business needs.
Ultra/High Net Worth (U/HNW) Wealth Management clients - Global
In 2025, U/HNW Wealth Management clients were sent online surveys to ascertain NPS performance. Results from approximately 1,800 responses across the regions showed nearly 80% of clients globally are Promoters of the brand
(compared to 75% in 2024) with a revenue weighted NPS of 70 (compared to 67 in 2024) and an overall NPS of 75 without regional revenue weighting applied (compared to 71 in 2024). Revenue weighting for the Wealth Management global NPS score in 2025 is 50% Germany, 50% rest of the world compared to 52% in Germany and 48% for rest of the world in 2024.

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Annual Report 2025	Client centricity

Private Bank in Germany - excluding U/HNW Wealth Management clients
Within the Deutsche Bank brand, NPS was introduced in 2022 in a phased approach. As a multi-channel bank, Private
Bank has integrated all key customer touchpoints into the NPS framework, including branches, call centers, and digital channels across Deutsche Bank and Postbank brands. Both sales and service interactions are systematically measured, enabling the Private Bank to precisely enhance customer experience. For example, clients are invited to provide feedback immediately following various interactions – such as an in-branch visit, engagement with selected online services, product purchase, or a conversation with the call center.
The NPS survey process ensures that the relevant client advisor receives NPS feedback promptly and can respond to customer feedback in a timely manner. This is particularly important in situations where there has been negative feedback and allows for quick remediation.
In 2025, Deutsche Bank brand’s NPS for Personal Banking and Private Banking clients held at a high level of 62 (compared to 67 in 2024). More than 173,500 clients shared their feedback in 2025, with 74% identified as Promoters who would recommend Deutsche Bank. For the Postbank brand, with the complete roll-out of NPS mid-2024, the NPS improved in
2025 to 22 (compared to 13 in 2024). All channels showed significant improvements in customer satisfaction, with branches achieving the highest rating, as the touchpoint offering the most personal customer contact. In 2025, more than 65,800 clients gave their feedback.
Private Bank in Italy, Spain and Belgium - excluding U/HNW Wealth Management clients
NPS for Personal Banking and Private Banking clients is periodically measured in all three countries every year. Clients are contacted mainly via online surveys (Italy and Spain, in some cases, also via telephone interviews) to ascertain NPS feedback.
The 2025 NPS score for Spain of 15 (compared to 12 in 2024) - based on 4,516 client feedbacks (compared to 9,048 in
2024) - and for Belgium of 12 (compared to 10 in 2024) - based on 7,327 client feedbacks (compared to 5,026 in 2024) -
show a positive trend compared to prior year results.
In Italy, a selection process for a new NPS service provider was initiated at the beginning of 2025. As a result, survey activities resumed in the second half of the year. Consequently, a full-year comparability is not available and therefore the NPS result for 2025 is not disclosed. The metric continues to be reported, using Italy’s 2024 NPS score of 13, based on 9,991 client feedback responses.
Asset Management
DWS refers to institutional investors and intermediaries as clients, also for the purpose of this report. The terms “end-
users” and “consumers” relate to retail investors, which are indirect clients, serviced through intermediaries and institutional investors. Those retail clients are investors in mutual funds and ETF/ETC products, therefore not in scope of this report.
To measure client satisfaction globally in a consistent way, a new client satisfaction survey with the top 50 global clients, including strategic distribution partners, was published as a pilot project in 2022 using the net promoter score methodology. The survey aims to enhance client experience and to further strengthen client centric orientation. The net promoter score rates the likelihood of recommending DWS to a business contact and ranges from minus 100 to plus 100.
In 2025, DWS conducted the fourth annual survey with more than 300 top clients being covered. The 2025 score was 63
(compared to 53 in 2024) across all clients. The dedicated internal team responsible for managing and analyzing this client satisfaction survey constitutes specific resources allocated to monitoring and improving client satisfaction.
Senior management regularly reviews interim results and compares internal scores against industry benchmarks. All outcomes are communicated to relevant internal stakeholders, including senior management, and serve as the basis for defining development steps. In response to client feedback, DWS has, for example, digitalized proactive communication such as information materials to ensure better anticipation of client needs and greater transparency. Continuous optimization remains a priority, with initiatives to expand services that enhance the client experience.

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Annual Report 2025	Client centricity

Client complaint management
ESRS 2 MDR-P, ESRS 2 MDR-M, ESRS 2 MDR-A, ESRS S4-1, ESRS S4-2, ESRS S4-3, ESRS S4-4
Deutsche Bank has established global processes for dealing with client complaints. They are delineated in the Client
Complaints Policy and detailed in the Client Complaints Procedure. The policy and procedure are supplemented by unit specific key operating documents, which provide the implementation of all policy and procedure requirements in the units. All these documents are made available on the Deutsche Bank policy portal, which is accessible to all employees of the bank. Moreover, the policy and procedure comply with the Guidelines for complaints-handling for the securities and banking sectors, as jointly issued by the ESMA and the EBA and with their interpretation by the German Federal Financial
Supervisory Authority (BaFin). The policy and procedure set global minimum standards for handling client complaints and to ensure that all locations, branches, and subsidiaries handle and resolve client complaints impartially and without undue delay. They apply to all business divisions and supporting infrastructure functions. All units are responsible for implementing the policy and the procedure respectively. The policy and procedure define which client complaints are in scope or out of scope and set requirements for the recording, internal and external reporting, escalation of increased risk complaints, while determining roles and responsibilities. Local requirements are provided for in country annexes to the policy. Out of scope are concerns raised by employees without nexus to the securities and banking business of Deutsche
Bank, as well as concerns raised by vendors, brokers, intermediaries or Deutsche Bank Group companies receiving services from the bank. As client complaints are handled by the client complaint management functions within the units, each unit head is responsible for the implementation of the policy and procedure requirements, and therefore appoints a global head of complaint management, responsible for the oversight and day-to-day handling of client complaints.
Client complaints that pose an increased risk of causing significant harm to Deutsche Bank or its customers (e.g., potential financial loss, alleged criminal activity) are being escalated promptly to relevant functions to commence further investigations and take appropriate action. The effectiveness of the process is demonstrated by monitoring the closure of client complaints. Metrics on client complaints are included in divisional reports to their senior management and the Management Board. Among other indicators, the bank uses trends in the number of raised and closed client complaints, as well as the trends in average handling time and paid redress over two consecutive quarters to evaluate performance and effectiveness of the handling of client complaints within the bank globally. Relevant changes are being evaluated qualitatively and analysed by the business divisions. Such processes support the remediation of identified negative impacts that may have arisen.
Not only can products and services be subject to a client complaint but also the complaint management process itself.
Complaints about the process can also be used to assess satisfaction with the complaint management process.
Corporate Bank
At Deutsche Bank Corporate Bank, effective complaint handling is an integral part of sustainable business practices and client focus. The approach is designed to ensure transparency, accountability, and continuous improvement across all
Corporate Bank teams.
Complaints are managed under a globally consistent framework, aligned with regulatory requirements, and overseen by the Operational Risk Team. The processes for handling of complaints are defined in the Client Complaints Policy, Client
Complaints Procedure, and the key operating documents Complaints Handling, Reporting and Controls – Corporate
Bank Global as well as the Beschwerdemanagement – Private Bank & Corporate Bank Germany, consistent with the governance framework stipulated by Compliance as the second line policy-owning function. These key operating documents are updated at least annually.
In 2025, Corporate Bank continued to standardize complaint handling and management across Corporate Bank globally to facilitate a consistent view of complaint data and holistic management of customer complaint handling. This work supported the institution’s commitment to operational excellence with a focus on faster complaint resolution and a reduction in complaint volumes. Once raised, complaints are tracked individually, with escalation protocols to ensure timely resolution. Monthly reviews and trend analyses help identify root causes and drive improvements in processes, communication, and technology.
In 2025, Corporate Bank complaints reduced by 3% compared to the previous year. The transition associated with Digital
Upgrade and Online Banking changes resulted in a temporary rise in client complaints in Corporate Bank Germany.
Additional drivers included operational issues, information handling errors, and communication delays — areas in which
Corporate Bank continues to invest to enhance client experience and strengthen process effectiveness.

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Annual Report 2025	Client centricity

Investment Bank
At Deutsche Bank Investment Bank, effective client complaint management is considered to be fundamental to sustainable business practices and to fostering deep client trust. The division’s approach is designed to ensure transparency, accountability, and continuous improvement across all its business areas.
Complaints are managed under a globally consistent control and governance framework, aligned with regulatory requirements, and overseen by the bank’s Operational Risk Team. The processes for handling of complaints are laid out in the Client Complaints Policy, Client Complaints Procedure, as well as the Client Complaints Handling Key Operating
Document – IB Global & CRU, in line with the governance framework stipulated by Compliance as the second line policy-
owning function. The key operating document is updated at least annually.
In 2025, Investment Bank’s focus has been on elevating the quality of the complaints data capture and resolution with regular governance over complaint log data quality, data completeness, and resolution timeliness. Once raised, complaints are tracked individually, with escalation protocols to ensure timely resolutions. Monthly reviews and trend analyses help the bank identify root causes and drive improvements in processes, communication, and technology. Any alleged misconduct is investigated and escalated promptly, aligning with the bank’s stringent regulatory reporting obligations.
In 2025, Investment Bank complaints decreased by 0.5% compared to the previous year. Key drivers of complaints include operational issues, trade execution and service-related matters. These insights guide the bank’s ongoing investments in process improvements, and Investment Bank leverages these trends and associated client feedback as a catalyst for refining its services, strengthening the operational resilience, and reinforcing client trust.
Private Bank
Private Bank operates globally and adheres to diverse regulatory and legal requirements for client complaint handling.
Private Bank maintains dedicated complaint management functions in all regions where it operates, to ensure compliance with Deutsche Bank’s global client complaint framework and local regulations — and to uphold the highest standards of client service. These functions are supported by comprehensive policies and procedures designed to meet local laws and regulatory expectations, including by the global Private Bank key operating document, which is updated annually.
Clients can submit complaints through multiple channels, including in person, by email, or by telephone. They may also approach a local or national ombudsman or another regulatory authority, as permitted by law. All complaints are promptly logged in a digital register and assigned to a designated complaint owner, who is responsible for conducting a thorough investigation and providing a response within the timeframe required by local regulations.
Throughout the process, confidentiality and data protection rights are strictly observed. Where necessary and possible, immediate measures are taken to minimize potential material harm to clients. When specialist expertise is required, complaint management functions collaborate with second-line defense functions, including Compliance, Anti-Financial
Crime and Legal, to ensure swift and effective resolution, but also to leverage specialized knowledge.
Private Bank emphasizes continuous improvement. Complaint trends and root cause analyses are regularly reviewed by senior management at local, regional, and global levels. Issues posing significant actual or potential risk to clients are escalated without delay to the appropriate governance bodies, ensuring prompt identification and implementation of remedial actions.
In 2025, Private Bank achieved a 20% reduction in client complaints compared to the previous year 2024, with the most significant improvements in Germany, Spain and Belgium.
Private Bank in Germany comprises the following coverage areas: Personal Banking and Wealth Management. Compared to 2024, it recorded a 19% decline in new complaints, driven by fewer issues following the technical migration of
Postbank clients and remediation measures that shortened resolution times. Common complaints involved postal mailing delays, inheritance matters, Digital Upgrade and Online Banking issues and account closures.
Complaints to Private Bank in Spain decreased by 57%, largely due to fewer claims for mortgage fee repayments, which had significantly impacted 2024 figures. Remediation measures implemented over the past two years also reduced processing times. Remaining complaints focused on mortgage expenses, fraud, revolving card terms and fees and know-
your-client (KYC) processes.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Private Bank in Italy recorded a 12% increase in complaints, stemming from a variety of factors. While the local KYC remediation program remained the main driver; its impact declined year on year. In this context, temporary account restrictions were primarily caused by missing documentation within required timelines. To mitigate these issues, continuous process enhancements have already been implemented and are further reducing the related complaint volume. In parallel, structured remediation activities are underway to identify and address the more fragmented sources of complaints that lead to the year-on-year increase, ensuring that underlying issues are resolved progressively.
Complaints to Private Bank in Belgium fell by 5%, supported by the Belgium quality council’s initiatives to address IT and operational process issues.
Private Bank in India recorded a complaint increase by 11%, mainly due to complaints involving payments and payment services. Following effective remediation efforts and targeted training for frontline and backend staff, complaint volumes decreased in the last quarter of 2025.
Complaint volumes in other international locations of Private Bank remained exceptionally low at 0.1% of the divisions global volume, demonstrating a 13% year-over-year reduction, with no specific drivers identified.
Asset Management
Complaints provide valuable insights into how DWS is doing from a client perspective. They are also an opportunity to rebuild and enhance customer relationships. To ensure that risks and issues are identified and addressed, the central
DWS Compliance function supervises the complaints management processes. A central DWS complaint management function was established to report all customer complaints to relevant boards internally and to supervisory authorities externally, as stipulated by local legislation.
A complaint means any expression of dissatisfaction about DWS’s asset management services or products, regardless of whether justified or not. The complainant can be a client or potential client, whether a natural or legal person. A complaint may also include public relations matters regarding DWS’s business practices that could have the potential to damage DWS’s reputation, brand or market value. DWS is committed to handling complaints fairly, effectively and promptly, investigating each complaint thoroughly and notifying the complainant about the outcome, after the matter has been resolved.
The DWS Group Complaints Policy, owned by DWS Compliance, sets out the globally applicable minimum standards for complaint handling across DWS Group, designed to provide impartial and consistent handling and resolution of complaints without undue delay in all locations, branches and subsidiaries or affiliates. Through the implementation of the policy, the German Securities Trading Act (Wertpapierhandelsgesetz (WpHG)) is reflected. All Heads of Business
Units must establish an appropriate framework for handling complaints including the establishment of a dedicated complaints management function, which is responsible for putting in place an appropriate framework for complaints handling and management.
Client-facing Business Units maintain Key Operating Documents (KOD), which refer to the Group’s minimum requirements for handling and reporting complaints and specify complaint handling routines in their daily activities.
Senior Managers ensure adherence to the procedures and control processes documented therein.
Line managers attest in line with the DWS Global Supervision Framework and Written Supervisory Procedures (WSP) that all received complaints have been handled, logged, investigated, solved and reported in accordance with minimum standards and regulatory requirements. This WSP outlines the Supervision and Control Framework for DWS, refers to the relevant policy documents describing the standards that must be adhered to for applicable Risk Categories, and sets out tasks that supervisors must perform to verify that DWS operations comply with standards and conform to good business practices and applicable regulatory requirements. In the context of this section, Supervisors are responsible that complaint handling activities of their assigned employees comply with applicable laws, rules and regulations, as well as
DWS policies and procedures.
Clients and investors can raise complaints in person to their client relationship manager, or by phone, by e-mail or by letter. DWS publishes contact information on its websites. DWS also informs clients and investors about the possibility of involving the Office of the Ombudsman of the BVI (Federal association of Investment and Asset management e.V.) or, alternatively, the German Federal Financial Supervisory Authority (BaFin). Further, DWS is legally obligated to inform clients and investors that a civil complaint can be filed at any time. Through the use of these channels to express grievances, DWS assesses that its clients trust the existing structures to express how it can improve its service. In addition, Deutsche Bank Group has in place a Raising Concerns (including Whistleblowing) Policy that implements a strict prohibition of retaliation against anyone. More information can be found in chapter “Culture, integrity and conduct”
of the Sustainability Statement.

Deutsche Bank	Social Information
Annual Report 2025	Client centricity

Material risk means that complainants have suffered significant harm, financial hardship, or a threat to their solvency or where the complaint alleges a serious breach of regulation and/or threatens litigation. Examples of material complaints that are brought to the attention of management include: Allegations of criminal conduct of DWS or an employee, such as about market manipulation, insider trading, fraud, bribery or corruption; potential financial loss to DWS or a client of
€ 50,000 or more; initiation or threat of litigation (legal dispute) or escalation to third parties, for example supervisory authorities and ombudspersons; data privacy breaches; likelihood of public interest or media attention.
Regarding complaints, there was a 3.6% increase in 2025. No exceptional incidents were reported. The volume of complaints recorded in 2025 fairly represents typical business activity, with most complaints originating from retail fund investors.

Governance

Deutsche Bank operates in an environment with continually evolving regulatory landscape. This requires continuous monitoring and improvement by adapting or expanding existing processes and policies.

Code of Conduct

The Code of Conduct is the foundation upon which Deutsche Bank builds its purpose "Dedicated to our clients' lasting success and financial security, at home and abroad".

We think commercially for sustainable outcomes
We work collaboratively for the greatest impact
Deutsche Bank's aspirational culture
We take initiative to create solutions
We act responsibly to inspire trust

Governance Topics

- Culture, integrity and conduct
- Supply chain management
- Anti-financial crime
- Data protection
- Competitive behavior
- Information security

Facts and figures 2025

Deutsche Bank's employees receive regular training on various topics such as antitrust risks, anti-financial crime, data protection, information security, and the bank's Speak-up culture.

> 99%

of employees have participated in the Code of Conduct training

47

culture, integrity and conduct initiatives across divisions and infrastructure functions

2,492

employees dedicated to the fight against financial crime as part of a stand-alone, second line of defense unit

> 97%

of all employees completed anti-bribery and anti-corruption training

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

Governance information
Culture, integrity and conduct
“Empowered to excel together every day” is the aspirational message that underpins Deutsche Bank’s culture defined by the Management Board in 2024. The statement reflects the notion that every employee needs to contribute proactively to the bank’s success. Being risk aware, proactive, self-empowering, asking questions and helping to find solutions is critical in living in a culture that delivers lasting success and financial security for all Deutsche Bank’s clients. While systems, policies, structures and processes reinforce or undermine a culture, behaviors are the most valid determinant of the culture experience.
The aspirational culture is therefore reflected in four guiding principles: act responsibly to inspire trust, think commercially for sustainable outcomes, take initiative to create solutions and work collaboratively for the greatest impact, underpinned by sixteen critical behaviors. Observable, measurable and learnable, they are constructed to reaffirm the bank’s employees’ choice of behavior in any situation, fostering a sense of shared values and a common understanding of behavioral expectations at Deutsche Bank.
Governance
ESRS 2 GOV-2
The bank governs culture, integrity and conduct through a dedicated program overseen by the Culture, Integrity and
Conduct Committee, established by the Management Board of Deutsche Bank. The program is part of the committee’s mandate and is co-chaired by the Management Board member responsible for the Corporate Bank and Investment Bank, and the Management Board member responsible for the Private Bank. It consists of representatives from each business division and key infrastructure functions, who are appointed by the Management Board member responsible for the respective division or function, and has female representation of five out of fifteen voting members. The bank’s Chief
Compliance and Anti-Financial Crime Officer is the committee member responsible for the bank’s whistleblowing framework.
Strategy
ESRS 2 SBM-3
The Culture, Integrity and Conduct Committee’s mandate is to provide a sustained focus on all aspects of culture by overseeing the implementation and ongoing management of the culture, integrity and conduct framework. The
Framework defines, communicates, and reinforces cultural aspirations and behaviors and embeds a culture of sustainable performance that reflects adherence to laws, rules and regulations and the bank’s policies and procedures.
The framework applies across all businesses, geographies, and infrastructure functions within the Deutsche Bank Group.
Deutsche Bank recognizes that governance is integral to effective risk management and to its corporate culture. The organization is committed to constantly challenging itself, learning lessons from past events to improve in the future.
Pursuant to its risk management principles and risk governance outlined in the 2025 Deutsche Bank “Annual Report –
Management Report – Risk Report”, the bank has three Lines of Defense for managing risks, which is integral to the bank’s risk culture, a sub-component of culture, with roles and responsibilities of the three Lines of Defense being outlined in Deutsche Bank’s risk management framework.
Impact, risk and opportunity management
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

Topic: Culture, integrity and conduct

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Corporate culture	Own operations	Medium- term	Positive impact
An aspirational corporate culture, which
emphasizes integrity, responsible and
sustainable behavior, fosters
collaboration and encourages
employees to speak up and to raise a
concern via dedicated channels,
positively impacts employees'
commitment, well-being, and sense of
belonging
					Code of Conduct Speak-up and Whistle- blowing framework	Culture, Integrity and Conduct program Trainings People Survey	Training numbers Number of completed Culture Plan initiatives

			Opportunity	An aspirational corporate culture presents an opportunity for increased employee retention/productivity and employer attractiveness, brand perception by stakeholders as well as business benefits

Protection of whistle- blowers	Own operations	Medium- term	Positive impact
A zero-tolerance policy against
retaliation is a key element of any
Speak-up framework providing
reassurance to employees to raise
concern and issues proactively thus
enabling swift remediation resulting in
overall positive impact for clients,
employees and other wider stakeholder
groups
					Code of Conduct Speak-up and Whistle- blowing framework Raising Concerns (incl. Whistle- blowing) Policy Handling of Internal Investiga- tion Key Operating Document	Internal/ external reporting channels	Training numbers Regional share of whistle- blowing cases Substantia- tion-rate

		Short-term	Negative impact
A culture of retaliation against
whistleblowers prevents reports on
misconduct and thus identification,
investigation and remediation of issues
negatively impacting stakeholders in
general and specifically the career and
wellbeing of the individuals being
subject to retaliation

Risk
Inappropriate investigation of
whistleblower reports, breach of
confidentiality and/or retaliation against
whistleblowers carries the risk of legal
action, regulatory scrutiny and/or
reputational damage

ESRS S1-1, ESRS 2 MDR-P, ESRS 2 MDR-A , ESRS G1-1
Deutsche Bank recognises the need for a clear, measurable behavioral foundation covering both culture and conduct.
The past has demonstrated the risks of behavioral misalignment: insufficient transparency, reduced willingness to speak up, failures in conduct, and operational weaknesses which led to increased regulatory scrutiny, reputational and financial harm, and reduced client and societal trust. Through the aspirational culture guiding principles, Deutsche Bank aims to make culture concrete, scalable, and relevant across the entire organization to realize benefits such as improved collaboration to drive the Global Hausbank model, better individual and team performance and efficiency and ability to attract and retain talent.
Speak-up and Whistleblowing Framework
With a focus on trust, the bank built upon the Speak-up activities and expanded their reach and scope beyond raising concerns to empowerment and purpose, with focus on Speak-up as the right thing to do. This Speak-up message supports the bank’s supervision culture, the bank’s aspirational culture and the continued evolution of the Culture,
Integrity and Conduct agenda. All new managers are automatically enrolled in the virtual mandatory course on Your
Supervisory Duties as a Manager, including Speak-up and Listen-up content, with an annual refresh cycle for all managers. To bolster and embed Speak-up further, content is included in mandatory trainings such as Code of Conduct to all employees (every 18 to 24 months), and Risk Awareness to all employees biannually. In 2025, the completion rates were 99.71% (Code of Conduct), 99.64% (Your Supervisory Duties as a Manager) and 99.52% (Risk Awareness).

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

Employees are encouraged to Speak-up directly to their management, representatives of Control Functions, or Human
Resources in their respective language. This also includes the employment-related grievance processes described in sub-
chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter within the Sustainability Statement. However, where they do not feel comfortable using these avenues, the Whistleblowing framework is in place.
The bank’s Whistleblowing framework is governed by the global, group-wide Raising Concerns (including Whistleblowing)
Policy. The policy is available on the policy portal and reviewed at a minimum annually. In 2025, ownership of the policy was transferred from Compliance to Anti-Financial Crime. Further, the policy was split into two documents; The Speak-
up and Whistleblowing Framework, which are describing how concerns can be raised and a refocused Raising Concerns
(including Whistleblowing) Policy setting out requirements for employees receiving concerns. Both documents are signed off by the Global Head Anti-Financial Crime. The framework actively encourages employees to report possible violations of laws, rules, regulations, bank policies, and conflicts of interest and reiterates the requirement set-out in the
Code of Conduct to raise concerns about possible criminal activity by the bank, its employees, clients or third parties.
Employees may do so by contacting the Whistleblowing Central Function, a ringfenced team within the bank’s Anti-
Financial Crime function specialized in concerns related to potential misconduct by Deutsche Bank Group, those who work for Deutsche Bank Group, or any other entity or individual acting on behalf of Deutsche Bank Group. The bank’s
Whistleblowing framework prescribes that all reports are taken seriously and managed sensitively and confidentially.
Quarterly reporting on trends and themes including substantiation rates and fact patterns is provided to senior management as well as to the Supervisory Board’s Audit Committee. In addition, the chair of the Supervisory Board’s
Audit Committee is informed of highest risk rating concerns via ad hoc notifications pursuant to a defined escalation procedure.
The Whistleblowing Central Function has dedicated personnel in Frankfurt and London, and can be contacted directly, by email, or by raising a report via the Integrity Hotline. The Integrity Hotline is available in German, English and several other languages. Where permissible under local law, employees can also raise concerns anonymously via the Integrity
Hotline, a special electronic platform and a telephone reporting system, with anonymity protected to the fullest extent possible. In addition, the Whistleblowing Central Function reviews Exit and New Joiner Surveys as complementary escalation channels to proactively identify potential areas of concerns further described in the sub-chapter “Processes to remediate negative impacts and channels for own workforce to raise concerns” of the “Own workforce” chapter within the Sustainability Statement. The team also operates external reporting channels, including channels to raise human rights related misconduct in Deutsche Bank’s supply chain as further described in the External Complaints Procedure
Human Rights. The Whistleblowing Central Function carefully assesses the concerns raised and refers them to the most appropriate team for review and, where required, investigation.
Any allegation of potential internal misconduct, irrespective of how it is surfaced, is investigated proportionately, independently and objectively under the bank’s global internal investigative framework, which is governed by the
Handling of Internal Investigation Key Operating Document (KOD) - Central Investigations Function, Group Audit
Investigations, Employee Relations. The KOD defines minimum standards on how concerns relating to internal misconduct incidents, which may require internal investigation, must be assigned to and handled by the bank’s internal investigative functions in accordance with defined mandates. The formal owner and approver of the Key Operating
Document is the Global Head of Central Investigations Function. However, approval is also obtained from the Global
Heads of Group Audit Investigations and Employee Relations. Follow-up actions resulting from an internal investigation may include, but are not limited to, policy changes, process and control enhancements, lessons learned reviews, or disciplinary measures.
Deutsche Bank prohibits retaliation in any form against any individual because they raised concerns internally or externally, or assisted in raising a concern, or assisted or cooperated in an investigation into a concern. This is set out in the bank's Code of Conduct and supported by an anti-retaliation framework, which covers prevention, detection, and investigation of retaliation. The bank’s own workforce is regularly informed of the Bank's prohibition against retaliation through mandatory training, and this is reiterated to all participants in an investigation. Retaliation allegations are investigated in line with the bank’s processes; any confirmed instances of retaliation are dealt with extremely seriously and may result in disciplinary action, including termination of employment or contract for services. Deutsche Bank also maintains an Anti-Retaliation Advisory Group comprising senior representatives of the Whistleblowing Central Function,
Employee Relations, and Human Resources, who meet biweekly to review retaliation escalations and other raised concerns presenting a heightened risk of retaliation, to determine whether any actions are necessary to mitigate this risk.
The EU Whistleblowing Directive (Regulation (EU) 2019/1937) is applicable to Deutsche Bank. In 2025, the bank continued to enhance and update its whistleblowing and investigation processes in line with legal requirements and best practice standards.

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

Code of Conduct
Deutsche Bank’s Code of Conduct is the foundation upon which the bank fulfils its purpose. The Code of Conduct is designed to ensure that all employees conduct themselves ethically, with integrity and in accordance with the laws and regulations that apply to the bank worldwide, as well as Deutsche Bank’s policies and procedures. Its aim is to foster an environment that is open, where diverse views and speaking up are valued and where employees’ and the bank’s success is built on respect, collaboration and teamwork in serving clients, stakeholders and communities. The Management Board is accountable for the implementation of the Code of Conduct. The code was updated in 2025 and remains aligned with the “This is Deutsche Bank” framework. It sets out the bank’s standards of behavior and conduct, to which all employees are expected to adhere.
The Code of Conduct covers the impact on stakeholders and society at large by providing an overview of the processes fostering the possibility to speak up, raise concerns and whistleblowing. It further provides guidance on doing the right thing, valuing employees and building trust in the workplace, thoughtful decision making, personal and client related activities, conflicts of interest, financial crime (including bribery and corruption) prevention and detection, sustainability and respecting human rights, fair and free markets, with respective scenarios and links to underlying policies and procedures. With this, the code mitigates the risk of reputational damage, increased (legal) costs and loss of clients due to inappropriate business conduct, improper management of conflict of interest and fiduciary duties, bias and negligence. The Code of Conduct is reviewed annually and updated when required. The annual review cycle is supported through an established governance model, including working groups and presentation to the Culture, Integrity and
Conduct committee, which includes stakeholders across all divisions and infrastructure functions. The code is published on Deutsche Bank’s external website and on its internal Policy Portal.
The Supplier Code of Conduct raises awareness of the standards of behavior that Deutsche Bank expects of its suppliers.
For further information on the Supplier Code of Conduct please refer to chapter “Supply chain management” within the
Sustainability Statement.
Culture, Integrity and Conduct program
Deutsche Bank’s culture and business conduct is managed with the help of the Culture, Integrity and Conduct program.
The program is one of the mechanisms to support operationalization of the Code of Conduct. It defines concrete actions to achieve aspirational culture on a run-the-bank basis such as the annual Culture, Integrity and Conduct book of work.
The program’s focus is on ethical behavior, Speak-up and the highest standards of conduct and integrity across businesses, geographies and infrastructure functions and enhancing the bank’s business model and culture, through initiatives and activities with time horizons expected in the medium term.
Culture, Integrity and Conduct book of work
The Culture, Integrity and Conduct book of work is a central plan created annually by the Culture, Integrity and Conduct program for promoting ethical culture at the bank. In 2025 it covered for example further “This is Deutsche Bank”
embedding activities, such as the launch of an aspirational culture training and integrating “This is Deutsche Bank” plans into the culture plans.
Culture Plans
The bank’s divisions and infrastructure functions develop and implement their own culture plans and are responsible for promoting ethical culture in each of their respective units. These plans incorporate mandatory initiatives and actions defined by the committee as well as the divisions’ and infrastructure functions’ own initiatives to address their key individual requirements. The divisions and functions report their culture plans to the committee annually and provide the committee with quarterly updates on the implementation of their plans. They must evidence progress, such as the completion of the 47 initiatives, including underlying milestones in 2025, to ensure that the plans are completed on time and comply with the aspirational culture standards. In 2025, the Culture Plan initiatives were streamlined and mapped against the four People Survey action groups “Strategy and Transformation”, “Leadership”, “Sustainable Career
Development” and “Performance & Feedback”. This resulted in a reduced number of initiatives (2024: 74 initiatives, 2025:
47 initiatives) while concurrently increasing the scope of activities and milestones monitored within those initiatives.
Culture Reviews
In 2025, the Culture Review Framework underwent a review resulting in revised and clearer roles and responsibilities, and strengthened alignment with the “This is Deutsche Bank” framework and the aspirational culture, which provides a benchmark for the culture assessments. Four reviews across individual business areas were conducted, and while no material culture issues were identified, each review included a number of relevant recommendations for enhancement across topics such as internal communications and tone from the top as well as advocating more proactive collaboration across the lines of defense.

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

This is Deutsche Bank program
The actions overseen by the Culture, Integrity and Conduct program align closely with the “This is Deutsche Bank”
framework launched in 2024. The “This is Deutsche Bank” framework defines the bank’s long‑term purpose, its vision, strategy and culture, outlining the institution it aspires to be for clients, employees, and society. The framework anchors the bank’s purpose as the bank’s north star, which sets out Deutsche Bank’s dedication to its clients’ lasting success and financial security at home and abroad. The bank’s vision translates the purpose into a tangible long-term goal: becoming the Global Hausbank, the European Champion, and the first choice for clients. A clear roadmap to achieving its vision is set out by the bank’s strategy which focuses on strengthening leading market positions across four client-centric businesses, driving targeted growth in the home market and internationally, and advancing a scalable, increasingly AI-
enabled operating model with disciplined resource allocation to generate sustainable excess capital returns over time.
The bank’s aspirational culture is a key driver of how to realize its purpose, achieve its vision and deliver on its strategy. It is underpinned by four guiding principles outlined in the introduction to this “Culture, integrity and conduct” chapter to shape a consistent performance culture.
“This is Deutsche Bank” is a bank wide change-the-bank program supporting the run-the-bank activities of the Culture,
Integrity and Conduct program through communicating, embedding and measuring a refreshed aspirational culture and the associated behaviors that underpin it to improve the bank’s positive impact on employees, stakeholders and the financial industry. Following the design and activation phase in 2024, 2025 focused on embedding the new aspirational culture, e.g., via the launch of key initiatives focusing on behavior and the roll-out of aspirational culture training helping all employees understand how everyday behaviors contribute to achieving the bank’s vision and purpose. The Global
Hausbank Navigator was launched to help all employees understand the bank’s vision and strategy and find their place within it. “This is Deutsche Bank” activation and embedding is supported through communications from the Management
Board and via the bank’s intranet.
Metrics and targets
ESRS 2 MDR-M
Culture and conduct metrics
On a quarterly basis, the Culture, Integrity and Conduct Committee reviews and evaluates 25 key culture-related metrics across the bank, such as employee complaints, analysis of employees’ adherence to certain risk-related policies and procedures, results of investigations (Human Resources, Group Audit and Anti-Financial Crime) and discusses trend developments over the quarters and takes actions where necessary. In addition, it assesses information gleaned from surveys and input from business leaders to identify key culture and conduct focus areas.
People Survey
The annual People Survey asks employees for feedback to gauge how they experience working for the bank and measures progress on key aspects of the bank’s culture. The results are put into context of the defined action groups
“Strategy and Transformation”, “Leadership”, “Sustainable Career Development” and “Performance & Feedback” and are
monitored as central initiatives through the Culture, Integrity and Conduct Book of Work as well as through the divisions’
and infrastructure functions’ Culture Plans.
In 2025, the survey included questions aligned to the bank’s aspirational culture to provide insights into how employees experience ethics and conduct and raising concerns. Cultural indicators show positive movement, particularly in ethics and Speak-up, and risk awareness. More information on the People Survey can be found in the sub-chapter “Engagement with own workforce and employee feedback culture” of the “Own workforce” chapter within the Sustainability
Statement.
Annual global Culture, Integrity and Conduct report
The Committee also produces an annual Global Report which evaluates what the Committee has accomplished, i.e., progress made and identified areas of weakness and how it can effectively work to further refine ethical culture in the following year (the Culture, Integrity and Conduct book of work). The business divisions’ and infrastructure functions’
Culture Plans are drawn upon for the Global Report.

Deutsche Bank	Governance information
Annual Report 2025	Culture, integrity and conduct

Whistleblowing cases
The Whistleblowing Central Function carefully assesses the concerns raised and refers them to the most appropriate team for review and, where appropriate, investigation.
Whistleblowing cases opened

% of cases opened per region	Dec 31, 2025	Dec 31, 2024
Germany	34	35
APAC	26	22
United Kingdom & Ireland (UKI)	15	17
Americas	13	13
Europe (without Germany and Ireland)	10	11
Middle East & Africa	1	2
From a regional perspective, Germany saw the most cases referred to investigation followed by Asia-Pacific, United
Kingdom & Ireland, Americas, Europe (without United Kingdom & Ireland) and Middle East & Africa. Allegations have been partially or fully substantiated during investigations in 51% of the cases closed over the course of 2025 (compared to
52% in 2024).

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

Anti-financial crime
Financial crime is detrimental to society and can have severe negative consequences for individuals, institutions, and the integrity of the financial system. Participants in organized crime engage in fraud, bribery, corruption, terrorist financing, and money laundering. Criminals use complex money laundering schemes, including targeted placement and layering of funds and assets across borders in their attempt to integrate the proceeds of their crimes back into the global financial system. External actors seek to abuse the financial system to evade sanctions and embargoes. In addition, there is a persistent risk of terrorist organizations leveraging the financial system to finance or facilitate their activities. Deutsche
Bank employees may attempt to commit internal fraud or facilitate tax evasion.
Preventing, detecting and reporting financial crime is crucial for Deutsche Bank’s business activities, and it is a priority to continuously enhance the Group’s capabilities in managing financial crime risk. Deutsche Bank’s financial crime risk management mitigates negative impacts and risks and also generates positive impacts on society and business opportunities. Effective anti-financial crime policies, processes and controls are critical components of Deutsche Bank’s strategy, along with in-depth knowledge about Deutsche Bank’s clients, their source of funds, their source of wealth, their true tax residencies, and their ultimate beneficial owners.
Governance
ESRS 2 GOV-2
Every employee at Deutsche Bank is responsible for managing financial crime risk. Their responsibilities and obligations include (i) preventing financial crime by understanding clients, assessing potential clients, running effective preventative controls, and adhering to internal policies and processes, (ii) detecting unusual or suspicious behavior or patterns, including through the use of transaction monitoring systems and (iii) reporting clients, third parties and/or transactions that appear suspicious or unusual. Financial crime risk types are managed by specialist teams covering Money
Laundering, Terrorist Financing, Facilitation of Tax Evasion, Sanctions & Embargoes, Internal and External Fraud, and
Bribery and Corruption.
The ultimate decision-making authority regarding the assessment, management and acceptance of financial crime risks lies with the Group Anti-Money Laundering Officer, who heads the Anti-Financial Crime (AFC) function and reports to the
Chief Compliance and Anti-Financial Crime Officer, a member of the Management Board. The Group Anti-Money
Laundering Officer has delegated authority from the Management Board to establish a Financial Crime Risk Management framework and take necessary measures to manage risks in compliance with legal requirements. The Group Anti-Money
Laundering Officer’s role conforms with the German Money Laundering Act (Geldwäschegesetz), the EU Directive on
Anti-Money Laundering and Terrorist Financing (AMLD IV), EBA Guidelines, as well as other jurisdictional rules and regulations.
The Anti-Financial Crime function acts as an independent second line function and sets policy and control standards that
Deutsche Bank’s first line business divisions must implement and operationalize. The Management Board is accountable for governance and oversight of Deutsche Bank’s Financial Crime Risk Management framework and ensures that the
Anti-Financial Crime function can execute its tasks independently and effectively. The Supervisory Board of Deutsche
Bank is kept regularly informed about the status of financial crime risk management by the Chief Compliance & Anti-
Financial Crime Officer and the Group Anti-Money Laundering Officer through the Supervisory Board Audit Committee.
Strategy
ESRS 2 SBM-3
Deutsche Bank is committed to protecting its clients, society, and its own assets by taking an active role in the prevention, detection, and reporting of financial crime. Deutsche Bank takes seriously its responsibility to actively support the industry's efforts to strengthen anti-financial crime frameworks. Non-compliance with anti-financial crime laws can have serious and immediate effects on society. These include undermining the rule of law and social justice, weakening public services, lowering tax revenues by underpayment of tax, sanctions, the loss of banking services, and financial instability.

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

Recognizing the material threats posed by financial crime, the Anti-Financial Crime function has defined a comprehensive strategy across financial crime risk prevention, detection, and reporting to ensure the highest level of protection for Deutsche Bank’s clients and stakeholders, while also supporting sustainable business practices. Deutsche
Bank is committed to continually enhancing its financial crime control environment and leveraging technology and analytics to enhance the effectiveness, efficiency, and sustainability of its financial crime controls. Its Anti-Financial
Crime strategy focuses on evolving the Anti-Financial Crime Program across the areas of risk appetite, risk assessment, policy, training, operations and technology, assurance and reporting, while remediating, simplifying and consolidating processes where needed. The strategy supports accelerated decision-making around financial crime risks, enforces consistent global standards, and drives collaboration between business divisions and regions, ensuring that Deutsche
Bank operates within its financial crime risk appetite and fosters a culture of clear risk ownership and accountability.
The Anti-Financial Crime team at Deutsche Bank supports a strong risk culture through collaboration across all lines of defense and with law enforcement, regulators, and the private sector. Deutsche Bank promotes a bank-wide aspirational culture that focuses on working collaboratively and acting responsibly and with integrity to inspire trust, with senior management playing a crucial role in reinforcing these behaviors. The Management Board and all employees are required to act responsibly and behave with integrity to fight financial crime. Employees are encouraged to speak up, a culture supported by extensive training and communication.
Impact, risk and opportunity management
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

Topic: Anti-financial crime

Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Bribery and corruption	Own Operation, Downstream	Short-term	Negative impact	Working with clients whose anti- bribery practices don’t meet the bank’s standards may result in societal costs, e.g., loss of public tax revenue, or harm societal integrity	Code of Conduct Financial crime risk management framework Anti-bribery & corruption policy	Appropriate staffing and processes Engagement in partnerships Trainings	AFC headcount Number of convictions and fines Training numbers Potential provisions in the Financial Statements

			Risk	Financial losses, litigation and reputational damage resulting from either the bank’s functions or the bank’s client being involved in bribery or corruption

Money laundering, sanctions and embargos, fraud, terrorist financing	Own Operation, Downstream	Short-term	Negative impact	Financial crime can undermine societal integrity and lead to societal costs	Code of Conduct Financial crime risk management framework Anti-Money Laundering and KYC Policy Anti-Fraud Policy Sanctions Policy	Screening transactions Engagement in external partnerships Trainings

			Risk	Non-compliance with anti-financial crime laws can lead to legal action, revenue loss, reputational harm, and diminished trust

Facilitation of tax evasion	Own Operation, Downstream	Short-term	Negative impact	Clients may exploit tax arrangements, shift profits across jurisdictions, and reduce public revenue—contributing to societal inequality	Code of Conduct Financial crime risk management framework Prevention of the Facilitation of Tax evasion	Engagement in external partnerships Trainings

			Risk	Legal action, reputational harm, and loss of trust due to associations with clients involved in tax law violations or the bank’s alleged complicity in tax evasion
ESRS 2 MDR-P, ESRS 2 MDR-A
Deutsche Bank continuously strengthens its internal control environment and infrastructure, leveraging its corporate governance for effective Group-wide steering in line with strategy, risk appetite, and regulatory requirements. The Anti-
Financial Crime function plays an integral role in commercial structural changes, such as new products, new lines of business, expansions, or new client categories, to ensure that they align with Deutsche Bank’s financial crime risk appetite, and that new offerings have effective controls, risk assessments, and required monitoring before their launch.
The Anti-Financial Crime team monitors new and amended legal requirements, translates them into policies, and supports business divisions in implementing them into relevant processes. Dedicated employees sit within Anti-Financial
Crime, the business divisions and Technology, and contribute to the management and prevention of financial crime risks.
The Anti-Financial Crime function had 2,058 employees at year-end 2025 (2,052 in 2024) and was supported by approximately 578 contingent workers (approximately 440 in 2024).

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

The United States has established a secondary sanctions regime whereby measures can be taken against foreign financial institutions engaged in transactions involving Russia’s military-industrial base. Violation of these sanctions could restrict access to the United States market, freeze assets, damage reputation, and cause loss of business. Deutsche Bank has enhanced existing controls to identify transactions and clients with higher secondary sanctions risk exposure and continuously evaluates its controls and processes to comply with regulations, particularly across its affiliates, and regularly tracks and tests adherence and potential risks thereto.
Maintaining a robust financial crime risk management framework enhances stakeholder trust and positions Deutsche
Bank for long-term growth, including access to new markets, business segments, and increased brand value. Further, this framework drives efficiency by mitigating inconsistent implementation of financial crime compliance standards and it improves information sharing. Strict controls and due diligence on clients and products reduce criminals’ ability to finance their illicit activities, yielding positive short-term benefits for society, enhancing client trust in Deutsche Bank, and reinforcing the integrity of the financial ecosystem.
Partnerships
Preventing and detecting financial crime requires an exchange of knowledge and experience with relevant stakeholders to develop effective programs to manage financial crime risks that support the integrity of the financial system. In 2025,
Deutsche Bank continued its industry engagements with associations such as the Wolfsberg Group and public-private partnerships (collaborations between the public and private sector), and supported initiatives to improve information sharing. Since 2022, Deutsche Bank has a seat on the German Anti-Financial Crime Alliance Board, whose board is composed of representatives from the financial and non-financial sector as well as public authorities. Other partnerships include the Europol Financial Intelligence public-private partnership and the United Kingdom’s Joint Money Laundering
Intelligence Taskforce. Furthermore, Deutsche Bank is part of the EuroDaT/safeAML project in Germany to reduce financial crime by improving information sharing between financial institutions.
Financial crime risk management framework
ESRS 2 MDR-P
The Financial Crime Risk Management Framework outlines Deutsche Bank’s approach to identifying and managing financial crime risks. The Framework categorizes financial crime risks under money laundering, terrorist financing, facilitation of tax evasion, sanctions and embargoes, internal and external fraud, and bribery and corruption. The document should be read in conjunction with the Code of Conduct, the Risk Management Policy, and the documents provided in the Operational Risk Framework. Deutsche Bank performs annual and ad hoc assessments of its exposure to financial crime risks, considering the Group’s business activities, clients, products and services, transactions, delivery channels, and geographical locations.
Deutsche Bank has a comprehensive set of policies that establish the minimum standards in line with relevant regulatory requirements across all jurisdictions where Deutsche Bank operates. Key policy is the Group’s Anti-Money Laundering &
Know Your Client Policy, which encompasses Anti-Money Laundering as well as the Prevention of the Facilitation of Tax
Evasion and Counter Terrorist Financing, Sanctions Policy, Anti-Bribery and Corruption Policy, and Anti-Fraud Policy. The
policies apply to all employees and are reviewed annually with input from relevant stakeholders within Deutsche Bank as per the Group’s governance requirements for Policies, Procedures, Key Operating Documents and Frameworks. The most recent versions of all policies are available on Deutsche Bank’s internal policy portal, and changes are communicated to all employees. Familiarity is reinforced through mandatory training, including links to the relevant policies and procedures, and failure to comply can lead to disciplinary action. The Management Board of Deutsche Bank is ultimately accountable for the implementation of these policies.
Prevention of money laundering, terrorist financing, and facilitation of tax evasion
Money laundering, terrorist financing, and the facilitation of tax evasion pose significant risks to Deutsche Bank. To manage these risks Deutsche Bank has established minimum control standards including risk-based client due diligence, monitoring of transactions, name list screening, investigation of alerts, and filing of suspicious activity reports to authorities. These suspicious activity reports can be triggered by alerts from transaction monitoring, internal referrals from employees, enquiries from law enforcement, or referrals from other banks. Additional measures include assessing client risk exposure and reducing it by, for example, terminating client relationships and liquidating or reducing risk positions outside of appetite.

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

The Anti-Money Laundering Policy and Know Your Client Policy sets out the Group-wide minimum Anti-Money
Laundering requirements, including internal safeguarding measures and are complemented by country supplements to comply with locally applicable regulatory requirements. The policy details the responsibilities of employees to undertake training, report unusual activity, refer enquiries from authorities to the relevant Anti-Money Laundering Officer of the respective legal entity, be aware of channels available to raise concerns and report issues, and retain records relating to
Anti-Money Laundering. Relevant employees must, among other things, conduct due diligence on their clients, establish the identity, ownership and residency of clients, and determine the purpose and nature of their relationship. Additionally, they must provide information on clients, transactions, or parties to the Anti-Money Laundering Officer as requested, and exit or reject clients following instructions from the Anti-Money Laundering Officer. The Know Your Client Policy further prescribes activities to assess a client’s or counterparty’s underlying financial crime risk, including requirements on the timing of client reviews, due diligence measures at client adoption, regular and event-driven client reviews, the treatment of politically exposed persons or clients with high-risk exposure for tax evasion, as well as business restrictions and client exits.
Compliance with sanctions and embargoes
Deutsche Bank is committed to complying with sanctions and embargoes imposed by the United Nations, European
Union, and Germany globally, as well as more far-reaching sanctions imposed by jurisdictions in which it operates, especially the United States and United Kingdom. To manage Sanctions risk in compliance with Applicable Sanctions
Obligations, Deutsche Bank filters transactions, screens client and counterparty data, restricts trade in sanctioned financial instruments, and takes further measures such as rejecting or freezing transactions, restricting client activities, or exiting client relationships.
The Sanctions Policy outlines the requirements and standards for identifying, escalating, and managing sanctions and proliferation financing risks, and applies globally to all Deutsche Bank employees. In circumstances where a jurisdiction’s requirements are stricter than those of the Sanctions Policy, the stricter local requirements must be followed. However, where local requirements are less stringent, the global Sanctions Policy standard prevails.
Prevention and detection of fraud, corruption, and bribery
ESRS G1-1, ESRS G1-3, ESRS G1-4
Deutsche Bank is committed to complying with anti-bribery and corruption laws and has policies and supporting procedures that are consistent with the regulatory and legal requirements in the jurisdictions in which it operates and with the United Nations Convention against Corruption principles.
Deutsche Bank undertakes an annual assessment of inherent bribery and corruption risks and corresponding controls across all its businesses. It has policies, processes and controls that mitigate exposure in areas identified as susceptible to heightened bribery and corruption risks, including gifts and entertainment, charitable donations, memberships and sponsorships, client onboarding and transactions, hiring practices, joint ventures and strategic investments, and vendor risk management, books and records, and political contributions. Bribery and corruption policies and procedures apply to all employees, including temporary contract employees.
Deutsche Bank continues to reduce its exposure to areas that are susceptible to heightened bribery and corruption risk, such as the use of business development consultants, and continues to leverage technology to enhance its existing controls. Potential instances of bribery and corruption are independently investigated, with disciplinary actions for employees ranging from training and red flags to termination of employment.
Deutsche Bank has implemented a holistic Fraud Risk Management framework across all three lines of defense. The second line of defense owns governance and defines minimum standards, while the first line of defense implements and operates key controls to mitigate fraud risk, such as online banking transaction monitoring and call-back procedures. The
Anti-Fraud Policy sets out applicable minimum requirements, provides guidance for understanding and assessing fraud risk, and defines fraud, including the prohibition of internal fraud by employees against Deutsche Bank, its clients, and other third parties. Furthermore, the policy sets standards for the identification, escalation, and management of internal and external fraud in compliance with applicable obligations and is supported by the Mandatory Time Away Procedure.

Deutsche Bank	Governance information
Annual Report 2025	Anti-financial crime

Metrics and targets
ESRS 2 MDR-M, ESRS G1-3, ESRS G1-4
Training
Systematic and mandatory annual training for all in-scope employees and contractual workers covers all financial crime risks, including prevention of the facilitation of tax evasion, anti-fraud, bribery, and corruption, and tests learners’
knowledge of these risks. The mandatory curriculum is accompanied by additional facultative training offerings.
The training modules emphasize the importance of looking out for and identifying financial crime risks and raising concerns through appropriate channels. Modules articulate the personal, professional, financial, regulatory, and societal consequences for employees and for Deutsche Bank of failing to prevent financial crime risks.
Learners who do not complete the training by the required due date are subject to potential disciplinary action and are reported to the Compliance Red Flag team for investigation.
The Anti-Financial Crime training completion rates, encompassing both internal and vendor staff, are detailed in the following table.
Anti-financial crime training programs

	Dec 31, 2025		Dec 31, 2024
	Staff covered (in headcount)	Completion rate (in %)	Staff covered (in headcount)	Completion rate (in %)
Training programs related to anti-bribery and anti-corruption	111,231	96.51	103,112	99.88
Training programs related to anti-money laundering and counter terrorist financing	109,577	99.44	104,605	99.82
Training programs related to the prevention of facilitation of tax evasion[1]	50,675	99.71	51,305	99.98
Training programs related to sanctions and embargoes	65,500	99.18	104,157	99.52
1 Prevention of facilitation of tax evasion training is provided on a two year cycle. Numbers reflect training provided on a distributed roll-out basis
Convictions and fines related to violations of anti-corruption laws
Deutsche Bank does not tolerate bribery or corruption by its employees or temporary workforce. All employees have an obligation to report their involvement as a party to any criminal investigation or conviction. In 2025, there were no convictions for violations of anti-corruption and anti-bribery laws either disclosed to Deutsche Bank by its employees or where Deutsche Bank has assumed the legal costs of underlying proceedings. In 2025, there were no fines levied against
Deutsche Bank for violation of anti-corruption or anti-bribery laws.

Deutsche Bank	Governance information
Annual Report 2025	Competitive behavior

Competitive behavior
Governance
ESRS 2 GOV-2
Deutsche Bank recognizes that managing antitrust risk effectively is integral to its governance and corporate culture.
Deutsche Bank’s commitment to antitrust is underpinned by its Code of Conduct, which is approved by the Management
Board and applies to all employees and members of Deutsche Bank’s Management Board. The Code is regularly reviewed and is updated as necessary in response to industry developments or events. Employees are required to attest to having read and understood the Code of Conduct on a regular basis.
The Management Board and all employees are responsible for managing antitrust risk. The Management Board oversees risk management throughout the bank. Deutsche Bank’s Compliance and Legal departments perform an independent control function (second level) by promoting and enforcing compliance with the law. The Operational Risk Committee oversees, governs and coordinates the management of the operational risks group-wide and has established a cross risk and holistic perspective of the bank’s key non-financial risks. Senior Regional Business Management is responsible for developing policies, controls and procedures to define, implement and document processes and controls to manage risks.
Strategy
ESRS 2 SBM-3
Deutsche Bank seeks to adhere to relevant laws, rules and regulations and endeavors to respect those of fair competition in the markets. Deutsche Bank’s exposure to antitrust risk is influenced by its market activities, the products and services offered, client relationships and the geographies in which Deutsche Bank operates.
Deutsche Bank operates a Three Lines of Defense risk management model on the basis of which the bank has a clear framework in place setting out roles and responsibilities among various functions to ensure that it remains compliant with antitrust obligations. Deutsche Bank has identified antitrust risk as one of the key risks within the bank, and the
Second Line of Defense oversees the holistic implementation of antitrust risk management across the bank. Antitrust risk has been integrated into Deutsche Bank’s annual risk assessment processes. On an annual basis, Deutsche Bank undertakes an assessment of inherent antitrust risks. Antitrust risk and the relevant underlying risk drivers form an integral part of the annual risk and controls assessment across its businesses, and, in addition, Compliance undertakes monitoring activities. Deutsche Bank continues to implement new and further enhance its existing controls in key risk areas.
Impact, risk and opportunity management, metrics and targets
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Topic: Competitive behavior

Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Own operations	Short-term	Risk
Risk of financial loss, legal action
and or reputational damage as a
consequence of non-compliance
with antitrust laws or failure to take
the necessary precautions such as
employee training, effective
controls, to address anti-trust risks
				Code of Conduct Antitrust Risk Management Framework Policy	Appropriate staffing and processes Speak-Up program Training	Completion rate of competitive behavior training Potential provisions in the Financial Statements (by reference only)

Deutsche Bank	Governance information
Annual Report 2025	Competitive behavior

ESRS 2 MDR-A, ESRS 2 MDR-P
Anti-competitive behavior and other violations of antitrust laws can have a negative impact on markets, clients and wider society with short-term effects. The risk of anti-competitive behavior is inherent in Deutsche Bank’s operations and the scale and complexity of its daily activities and services provided. Deutsche Bank may be exposed to legal action and reputational damage if authorities or others were to take enforcement or other corrective action. Relevant products and jurisdictions are typically highly regulated with significant regulatory scrutiny and frequent enforcement action in the industry for non-compliance of applicable rules and regulations.
Deutsche Bank has no tolerance for its employees to engage in breach of antitrust laws and regulations and is committed to compliance with antitrust laws in the jurisdictions in which it operates. Deutsche Bank’s most critical asset in mitigating antitrust risks are its employees. Deutsche Bank promotes a risk culture that encourages employees to speak-
up and a thorough awareness of antitrust risks. Tone from the top is extremely important and senior management is highly committed to reinforcing this culture of integrity. The wider speak-up program and the relating Whistleblowing channel is described in the chapter “Culture, integrity and conduct”.
Potential instances of antitrust misconduct are independently investigated and any employee determined to be engaged in such behavior would be subject to disciplinary actions, including red flags, up to and including termination of employment. Identified instances of antitrust breaches are reported to senior management and relevant legal or regulatory authorities.
Deutsche Bank has established and is operating a dynamic antitrust risk management framework, and all employees are required to adhere to the highest standards of conduct to avoid infringements of antitrust laws. Deutsche Bank operates a control framework and governance structure, advocates for the development of sound internal processes and does not endorse actions that constitute violations of antitrust laws. The Operational Risk Committee oversees, governs and coordinates the management of the non-financial risks group-wide, including antitrust. In addition, a senior governance forum, the antitrust operating forum, is dedicated to antitrust. It has representatives across different functions, including business, infrastructure, antitrust experts and senior employees and has been integrated into the general structure of
Deutsche Bank’s reporting lines, escalating into the Group Compliance Officer and the Group General Counsel with reporting and escalation lines into the Management Board. The antitrust operating forum currently meets about every two months (six times a year) to monitor external key developments and trends in the area of anti-competitive behavior and be informed of relevant key internal developments.
Deutsche Bank has implemented the Antitrust Risk Management Framework Policy, which is the bank’s Antitrust Policy that applies within Deutsche Bank and its affiliates to all employees globally and sets out the obligations on employees in relation to antitrust risk. The Policy is to be read in conjunction with the Code of Conduct. It is reviewed annually, and relevant changes are communicated to all employees. The most recent version of the Antitrust Policy is available on
Deutsche Bank’s internal Policy Portal that is available on the intranet page and is accessible to all employees of
Deutsche Bank to minimize the negative effects of a potential breach.
The Antitrust Policy requires all employees to identify, report, and manage the risk appropriately, and it provides for relevant escalation channels to report incidents in relation to anti-competitive behavior. The policy defines the manifestations of the risk, how Deutsche Bank manages and mitigates the risk as part of its enterprise-wide risk management framework. It observes various global antitrust rules and regulations and takes into account the interpretation and enforcement practice of competition authorities. The policy covers key areas of antitrust, including forms of collusive behavior, information exchange with competitors, participation in trade associations and other external committees as well as other business gatherings, aspects related to human resources as well as joint venture activity and other forms of cooperation. The policy defines governance and sets out the requirements and minimum standards that relevant divisions must meet, including implementing key controls related to identify, prevent or detect antitrust risk as relevant. Senior Regional Business Management is responsible for developing policies and procedures to define, implement and document processes and controls that meet the requirements of the Antitrust Policy and are accountable for the implementation of the policies and the minimum standards.
Deutsche Bank has designed and implemented preventative and detective antitrust controls to manage antitrust risk, all of which are critical components of Deutsche Bank’s risk management framework strategy. Deutsche Bank undertakes a risk and control assessment of inherent antitrust risks and corresponding controls across its businesses on an annual basis. As a result, it continues to implement new and further enhance its existing controls in key risk areas. For example, these include controls around interaction with third parties, contract related controls, as well as monitoring of interactions with third parties. There have been no material changes since the annual risk and control assessment process in the previous year. The risk remains within tolerance as customized remediation actions including control enhancements, targeted training initiatives and policy updates were developed and further implemented.

Deutsche Bank	Governance information
Annual Report 2025	Competitive behavior

Antitrust training is essential to ensure compliance with antitrust laws, rules and regulations and to raise employees’
awareness to enable them to better identify and assess antitrust risks and escalate as necessary. Deutsche Bank has implemented mandatory training for all staff on antitrust principles and applicable scenarios that have regulatory focus based on their sub-divisions. The training encompasses the content of the Antitrust Policy, the key compliance requirements and what steps must be taken to report potential breaches. The antitrust training is rolled out on a recurring basis to all members of staff globally via Deutsche Bank’s online e-learning platform. The antitrust mandatory training is supplemented by further antitrust training that is done ad hoc and tailored to specific business units. The mandatory training has been updated in 2025, refreshed with updated scenarios, and re-launched to address anti-
competitive behavior. In 2025 the completion rates for the training were above 99.6% (2024: above 99.9%).
The antitrust mandatory training is subject to the red flag process that monitors, inter alia, training adherence. Red flags are considered in promotion, compensation, and performance management decisions. For employees, failure to complete the mandatory training and late completion can result in disciplinary consequences that can adversely affect employees’ compensation and their managers’.
In addition, Deutsche Bank in its Code of Conduct includes a chapter dedicated to free and fair markets/antitrust. In parallel, the related Code of Conduct training includes a scenario on antitrust (competitive behavior).
Further, Deutsche Bank continued developing and updating relevant internal guidance materials, guidance notes and templates to capture and consider ongoing developments required by relevant laws, regulations, and enforcement trends in relation to anti-competitive behavior.
For a summary of relevant, material legal actions and litigation where anti-competitive behavior is alleged, please refer to
“Note 27 Provisions – Current Individual Proceedings” in the Annual Report 2025.
The effectiveness of the antitrust risk management framework is tracked through Deutsche Bank’s annual risk and control assessment process and overall governance process outlined above.

Deutsche Bank	Governance information
Annual Report 2025	Supply chain management

Supply chain management
The disclosure of “Supply chain management” chapter has been relocated from the “General information” section to the
“Governance” section for the 2025 Sustainability Statement. This underscores the central role of governance in overseeing supply chain management.
This chapter emphasizes material topics identified through Deutsche Bank’s 2025 Double Materiality Assessment: Anti-
Financial Crime (AFC), including corruption and bribery, Information Security and Data Protection.
This section addresses both the impact that Deutsche Bank’s upstream supplier activities have on external stakeholders and the sustainability-related risks these exposures present to the bank’s business model and financial performance.
Oversight of supplier performance, compliance, and operational resilience throughout the supplier lifecycle is led by the
Global Procurement function and vendor management, in collaboration with Operational Risk Management and the
Sustainable Procurement team.
Governance
ESRS 2 GOV-2
Deutsche Bank’s Management Board retains overall oversight of sustainable procurement and receives regular updates on progress against defined objectives. The Head of Global Procurement and Vendor Management, in close coordination with the Chief Sustainability Officer, ensures sustainability principles are embedded across procurement activities and aligned with the bank’s strategic priorities.
Since 2023, governance within Global Procurement and Vendor Management has been strengthened to promote transparency, accountability and effective supplier engagement throughout the supplier lifecycle. The Third-Party ESG
Oversight Forum brings together Operational Risk Management, Group Legal, Global Procurement, and the Chief
Sustainability Office to coordinate oversight of third-party sustainability risks.
Risk management follows the Three Lines of Defense model: Global Procurement manages contractual compliance, while AFC, Data Protection, and Information Security maintain second-line oversight and escalation. The Management
Board maintains responsibility through key leadership positions across Global Procurement, Information Security, and
Anti-Financial Crime.
The Third‑Party ESG Oversight Forum also reviews sustainability‑related contractual and due‑diligence considerations in supplier engagements, along with the associated follow‑up and remediation actions. This ensures consistent application of the Bank’s sustainability requirements and coordinated oversight of key third‑party ESG risks.
Strategy
ESRS 2 SBM-3
The 2025 strategy continues to prioritize supplier integrity, ethical practices, data security, and operational resilience.
Preventing corruption and bribery, safeguarding information assets, comprehensive due diligence process and ensuring responsible data processing remain central to supplier engagement.
During 2025, Deutsche Bank further strengthened its operating model by clarifying ownership of exception management, improving closure tracking and aligning oversight forums, reinforcing the link between sourcing, contract management and sustainability controls.
Finance industry collaboration
In addition to internal structures, Deutsche Bank contributes to cross-industry collaboration on sustainable procurement.
The bank has founded and continues to chair the Finance Initiative for Sustainable Procurement (FISP) Peer Group,
facilitated by Accenture. Through this platform, Deutsche Bank engages with financial sector peers to share best practices, address common challenges, and advance responsible sourcing standards. This collaboration supports the continuous improvement of supplier engagement and the integration of sustainability principles across the financial services industry.

Deutsche Bank	Governance information
Annual Report 2025	Supply chain management

Impact, risk and opportunity management
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment”
chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Topic	Sub-topic	Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Anti-financial crime	Corruption and bribery	Upstream	Short-term	Risk
Risk of legal action, loss of trust and/or
reputational damage as a consequence of being
associated with Tier 1 suppliers who are
scrutinized for using corruption and bribery to
gain a competitive advantage
						Supplier Code of Conduct Anti-Bribery & Corruption (ABC) Policy Data Protection Policy Management and Governance of Information Security Third-Party Risk Management Framework	Adverse media & sanctions screening Onboarding checks & escalation of identified risks Integrity & conduct expectations defined through TPRM policy & Supplier Code of Conduct	Metrics and targets for these topics are reported by the Anti‑Financial Crime, Data Protection and Information Security functions in their respective chapters in this Sustainability Statement

Data protection	Data protection		Short-term	Risk
Risk of potential unauthorized collection,
processing or usage of customer or employee
personal data by direct suppliers and inadequate
handling of personal data breaches not in line
with contractual/regulatory requirements that
may result in business disruption, legal action, loss
of trust and/or reputational damage

Risk‑based assessments & contractual data
protection clauses enforced by TPRM process
Ongoing monitoring & escalation of potential
personal data breaches to Group Data Privacy
Suppliers must process personal data only as
required by applicable data protection laws and
Bank's instructions, and promptly report any
potential breach

			Short-term	Negative impact
Potential negative impact on stakeholders
through direct suppliers by unauthorized
collection, processing or usage of customer or
employee personal data and inadequate handling
of personal data breaches not in line with
contractual/regulatory requirements, resulting in
identity theft, financial loss, damage of credit
scores or emotional distress

Information security	Information security		Short-term	Risk
Inherent risk of the potential compromise of
confidentiality, integrity or availability of
information assets at the bank’s direct suppliers
that may result in financial losses, regulatory fines,
loss of stakeholder trust or reputation damage
Risk-based assessments and contractual agreements Ongoing monitoring and incident notification & escalation

Deutsche Bank	Governance information
Annual Report 2025	Supply chain management

ESRS 2 SBM-3, ESRS G1-1, ESRS G1-2, ESRS G1-6, ESRS 2 MDR-P, ESRS 2 MDR-A
Approach and Boundary
In 2025, assurance processes and reporting have been further refined to enhance alignment between sourcing, contract management, and sustainability controls. Deutsche Bank identifies and manages material impacts, risks and opportunities arising from its upstream supplier relationships as part of the supplier lifecycle process. Oversight spans due diligence through Third Party Risk Management (TPRM) process, onboarding, contracting and post-deal monitoring to ensure suppliers meet consistent internal standards and regulatory obligations.
The supplier lifecycle framework embeds controls aligned with internal policies, regulatory requirements, and the bank’s
Supplier Code of Conduct. Governance forums review oversight outcomes to reinforce transparency, accountability and operational resilience across the supply base.
Policies and standards
Deutsche Bank’s supplier risk management is governed by a robust set of internal policies, including the TPRM Policy,
Anti-Bribery and Corruption Policy, Information Security Policy, Data Protection Policy, and Supplier Code of Conduct,
which set minimum control standards for all third-party suppliers. These policies collectively establish requirements for integrity, confidentiality and responsible business conduct.
Oversight of supplier relationships is embedded within the supplier lifecycle process, with TPRM serving as the central mechanism for setting expectations, monitoring compliance and escalating issues. All relevant policies undergo an annual review to ensure alignment with internal standards and evolving regulatory expectations.
Accountability for policy implementation is embedded within the bank’s procurement governance structure. The Head of
Global Procurement and Vendor Management oversees the Procurement Policy (excluding DWS, where an equivalent policy is in place). The Supplier Code of Conduct is governed through Global Procurement’s established policy framework, with updates coordinated across relevant subject‑matter experts and functional leads. This structure ensures consistent policy execution and escalation, supporting effective sourcing and regulatory compliance.
Stakeholder engagement and collaboration
Cross-functional collaboration between Global Procurement, Operational Risk Management, AFC, Information Security,
and Data Protection functions underpins the control environment. Supplier awareness sessions and contract management discussions reinforce standards on conduct, anti-bribery, data handling and information security.
Monitoring results and remediation progress are reported to senior management through established governance forums, ensuring timely issue resolution and driving continuous improvement.
Anti-Financial Crime – Corruption and Bribery
Deutsche Bank is committed to upholding the highest standards of integrity and ethical conduct in its supplier relationships. The bank enforces policies and controls to prevent, detect, and address corruption, bribery, and other forms of financial crime, requiring its suppliers to comply with applicable laws and internal standards. Due diligence checks, including adverse media screening, sanctions review, and other risk factors, are performed during supplier onboarding and monitoring processes. Any identified risks are escalated to the appropriate control functions for investigation and mitigation, ensuring that the bank’s supply chain remains compliant and resilient.
For further details on Deutsche Bank’s approach to Anti-financial crime, refer to the “Anti-Financial Crime” section of this
Sustainability Statement.
Information Security
In case of a successful attack, there might be an impact on Deutsche Bank’s stakeholders and the wider financial ecosystem due to compromised data, unintentional spread of malware, unavailability of services, and the inaccessibility of systems and/or data. This encompasses internal and third-party information technology systems.
Information security risks of third parties are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks. Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank requires adherence to an Information security policy with specific security controls for third parties, which include incident notification requirements. Third parties are also re-assessed periodically based on their criticality (annually or bi-annually) to seek continued assurance that control requirements are being met.

Deutsche Bank	Governance information
Annual Report 2025	Supply chain management

Additionally, third parties are also engaged in response to specific threats and incidents to assess any impact to
Deutsche Bank’s information.
For further details on the bank’s information security approach, refer to the “Information Security” section of this
Sustainability Statement.
Data Protection
Data protection is an integral part of Deutsche Bank’s TPRM framework. Suppliers may need to process personal data relating to Deutsche Bank clients, employees or other stakeholders. Such processing must be undertaken in accordance with applicable data protection and privacy laws and regulations, and only to the extent necessary to deliver the goods and services. Deutsche Bank will contractually obligate the suppliers to process personal data only based on the instructions provided by the bank to comply with applicable data protection and privacy requirements and to immediately inform the bank of potential personal data breaches.
For more information on the bank’s approach to data protection, please refer to the dedicated “Data Protection” chapter of this Sustainability Statement.
Metrics and targets
ESRS 2 MDR-M, ESRS 2 MDR-T, ESRS G1-6
Metrics and targets for these material topics are reported by the Anti‑Financial Crime, Data Protection and Information
Security functions in their respective chapters of this Sustainability Statement.
While the Management Board continues to track ESG KPI related to supplier ESG scores and performance as part of internal processes, this KPI is not included within the 2025 reporting scope. This decision reflects the outcome of the
Double Materiality Assessment, which determined that the KPI is not material for the upstream value chain and, therefore, not subject to external disclosure at this time.
Payment statistics
Deutsche Bank promotes a responsible approach in its relationships with suppliers and therefore voluntarily discloses its payment statistics.
Metrics related to Deutsche Bank’s payment practices are based on full 2025 spend invoice data captured by the bank and calculated from the invoice issue date.
DWS follows equivalent payment governance arrangements and contractual terms. Related metrics are presented separately under the Asset Management column.
2025 results and complementary information1

	2025		2024
Payment practices	Deutsche Bank Group excl. Asset Management	Asset Management	Deutsche Bank Group excl. Asset Management	Asset Management
Average time to pay an invoice[2] (in number of days)	29	61	32	47
Percentage of payments paid according to agreed payment terms
Suppliers with < € 100 thousand spend per annum (in %)[3]	77	66	70	62
Suppliers with ≥ € 100 thousand spend per annum:
European Union (in %)[4]	93	66	91	75
Rest of the world (in %)[5]	80	75	78	76
1Calculations based on 465,577 invoices under review in 2025 versus 396,046 invoices under review in 2024, supported by enhanced centrally managed reporting capabilities
2Calculated from the invoice issue date for all suppliers
3Suppliers providing services and products to Deutsche Bank with a value below € 100 thousand spend per annum are set to a payment term within 0 to 30 days from the invoice issue date (unless contractually agreed otherwise). 93% of suppliers’ payments with a value below € 100 thousand spend per annum are aligned with payment terms of 0 to 30 days
4Standard payment terms for individual contracts from European Union aim for 60 days. 100% of suppliers’ payments with a value ≥ € 100 thousand spend per annum are aligned with payment terms of ≤ 60 days
5Standard contractual payment terms for suppliers from Rest of the World is payment within 90 days. 100% of suppliers’ payments with a value ≥ € 100 thousand spend per annum are aligned with payment terms of ≤ 90 days

Deutsche Bank	Governance information
Annual Report 2025	Data protection

Data protection
In most countries where Deutsche Bank conducts business there are data protection (also referred to as “data privacy”)
laws. These derive from the privacy related statements in the EU Charter of Fundamental Rights, the UN Universal
Declaration of Human Rights or the European Convention on Human Rights. Deutsche Bank is committed to protecting personal data, not only to comply with the EU General Data Protection Regulation (GDPR) and similar laws, but also to meet the expectations of clients, employees, and other stakeholders who entrust the bank with their personal data.
Governance
ESRS 2 GOV-2
Group Data Privacy is a specialized, independent risk function for data protection at Deutsche Bank. As a Second Line of
Defense function, Group Data Privacy defines data protection principles and sets consistent policy requirements and control objectives to comply with applicable data protection laws and regulations. Group Data Privacy is supported by local Data Protection Officers in the countries where Deutsche Bank conducts business. In 2025, the Group Data Privacy function moved from Legal to Compliance and the Chief Data Privacy Officer now has a direct functional reporting line to the Management Board member for Compliance and Anti-Financial Crime.
Group Data Privacy launched an initiative in cooperation with the business and infrastructure units to strengthen the first line of defense governance on data protection by consolidating data protection responsibilities in a dedicated role for each unit. This will further enhance collaboration between the units and Group Data Privacy.
Group Data Privacy employees are already regular participants in business and infrastructure forums in which new initiatives that may involve the processing of personal data are discussed. Group Data Privacy also advises the bank’s workers councils in relation to the processing of employee personal data.
In addition, Group Data Privacy closely collaborates with the Technology, Data and Innovation function and the
Information Security function (Chief Security Office) to implement specific data protection principles, e.g., aiming to ensure the security of personal data via encryption of emails according to their classification or access rights controls.
Details on information security can be found in the "Information Security" chapter.
Strategy
ESRS 2 SBM-3
Data protection is an integral part of Deutsche Bank’s culture and conduct. Business and infrastructure units are committed to complying with applicable data protection laws as they pursue their objectives, including those initiatives involving artificial intelligence. This is supported through internal data protection policy requirements and related control objectives to which all employees are expected to adhere, and which are continually enhanced to consider relevant regulatory changes.
Group Data Privacy is the subject matter expert function for the interpretation and application of data protection laws and regulations at Deutsche Bank. It monitors and assesses regulatory developments in data protection on an ongoing basis. Its aim is to provide a current set of requirements according to which data protection should be carried out by the bank and to implement controls to demonstrate the organization conducts business in compliance with data protection laws and regulations.
As an internal partner, Group Data Privacy advises on and monitors the lawful collection, processing, and use of personal data by the bank’s business and infrastructure units including where they engage third parties who process personal data on behalf of Deutsche Bank.
Impact, risk and opportunity management, metrics and targets
ESRS 2 SBM-3, ESRS 2 MDR-P, ESRS 2 MDR-A, ESRS S1, ESRS S4
GRI 404-2/FS 4
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
The IROs are outlined in the following table along with an overview of the policies, actions, metrics and targets to manage the related IROs.

Deutsche Bank	Governance information
Annual Report 2025	Data protection

Topic: Data Protection

Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Own operations	Short-term	Negative impact
Potential negative impact on
clients, employees and other
stakeholders through DB's own
operations by unauthorized
collection, processing or usage
of customer or employee
personal data and inadequate
handling of personal data
breaches not in line with
contractual/regulatory
requirements regarding data
protection and privacy that may
result in identity theft, financial
loss, damage of credit scores or
emotional distress
Code of Conduct Data Protection and Privacy Principles Framework Document Data Protection and Privacy Policy Operational Risk Management Framework Information Security Policy
Defining data
protection principles,
setting and
continuously
enhancing policy
requirements and the
related controls
framework
Group Data Privacy
assessment of:
- activities that may
introduce processing
of personal data for
new or changed
purposes
- potential personal
data breaches
Employee training
and internal
awareness events

Monitoring and
reporting on
relevant data
protection and
privacy metrics,
including:
Completion rate of
mandatory data
protection training
Number of
personal data
breaches of
material impact to
individuals

Risk
Risk of potential unauthorized
collection, processing or usage
of customer or employee
personal data by DB and
inadequate handling of personal
data breaches not in line with
contractual/regulatory
requirements regarding data
protection and privacy which
may result in legal action,
increased operational costs, loss
of trust and/or reputational
damage

Group Data Privacy defines data protection principles and sets consistent policy requirements and control objectives to collect, process or use customer or employee personal data and to handle personal data breaches in line with contractual or regulatory requirements regarding data protection and privacy.
The minimum standards of conduct for all employees are provided in Deutsche Bank’s Code of Conduct. Failure to comply with the Code or breaches of the requirements within the global data protection policy may result in disciplinary action, up to termination of employment.
In 2025, Group Data Privacy continued the review and enhancement of the bank’s data protection governance and policy framework. An initiative has been launched in cooperation with the business and infrastructure units to consolidate first line of defense data protection tasks in a dedicated role for each unit. The aim is to strengthen the governance on data protection in the first line of defense and further enhance collaboration between Group Data Privacy and the business and infrastructure units. A decision on the design of this role and assignment of relevant policy requirements to this role is planned for 2026.
The key data protection principles and how Deutsche Bank complies with these are published in an overarching framework document. It refers to the existing bank’s policies that address these key principles, for example to the information security policy approved by the Chief Security Officer which defines requirements to preserve the confidentiality, integrity, and availability of information assets in general. The global data protection policy is reviewed on an annual basis and has been further revised to consolidate relevant country-specific particularities in its annex which were previously captured in separate local procedures. These documents have been approved by the Chief Data Privacy
Officer and are published on the internal policy portal which is accessible to all employees.
The policy sets out Deutsche Bank's Group-wide and globally applicable minimum requirements regarding data protection and privacy for all employees and particular roles in the organization:
–Requirements for all employees on the usage of personal data and the escalation of potential personal data breaches
–Specific requirements for employees managing supplier (also referenced as “vendor”) engagements, for example that a contract must contain appropriate data protection provisions in case personal data is processed by a supplier

Deutsche Bank	Governance information
Annual Report 2025	Data protection

Further, it provides requirements for business and infrastructure unit heads to ensure
–Group Data Privacy is notified of activities in the bank that may introduce processing of personal data for new or changed purposes,
–Requests from individuals concerning their rights granted by applicable data protection laws or regulations are identified and promptly dealt with, for example access rights requests, requests to have their data transferred to other service providers or requests to erase their data,
–Consent from an individual is obtained in a lawful manner, for example via opt-in, and
–Individuals are informed about what is happening with their personal data via a privacy notice
Where legally required, privacy notices that inform individuals about the personal data collected by the bank for a specific product or their employee relationship are directly provided to Deutsche Bank clients and employees by business and infrastructure units or made available on their respective public websites in addition to the notice which informs about the personal data collected when using these websites. The Corporate Bank, Investment Bank, Private
Bank and Asset Management divisions publish privacy notices for clients on their websites. Employees are provided with privacy notices as required, one example is via the Deutsche Bank career portal. These notices provide an overview of how Deutsche Bank processes personal data, to which third parties (including suppliers) data might be transferred, how long data will be kept and that it will be deleted if no longer required, and the rights of individuals whose personal data is being processed, under data protection law. Suppliers who process personal data on behalf of Deutsche Bank are contractually obligated to process personal data only on the basis of instructions provided by the bank and to comply with applicable data protection requirements. Deutsche Bank will otherwise only share personal data with third parties if required or permitted by law, except where this is specified in the respective contract or consent. If the bank receives data protection related requests from individuals, for example to access, erase or rectify their personal data, or complaints from individuals, Group Data Privacy is involved on an individual basis and consults with relevant internal stakeholders and the affected individuals, as required.
Based on Deutsche Bank's Group-wide Operational Risk Management framework, Group Data Privacy as Second Line of
Defense Risk Function has established control objectives which must be addressed by business and infrastructure unit controls to mitigate data protection risk. A key control objective requires the business and infrastructure units to notify
Group Data Privacy of activities in the bank that may introduce processing of personal data for new or changed purposes, for example when processing personal data using artificial intelligence. Group Data Privacy assesses the permissibility with the objective that personal data is only processed for specified, explicit and legitimate purposes and further applicable data protection requirements are met. To achieve this, Group Data Privacy employees are regular participants in business and infrastructure forums in which new initiatives that may involve the processing of personal data are discussed. Controls preventing data protection risk are integrated in Group-wide governance processes like new product approval or third-party (vendor) risk management as appropriate. The effectiveness of these controls is reviewed according to a standard assurance process governed by the Operational Risk Management function.
Following the move of Group Data Privacy to the Compliance organisation in 2025, new opportunities arose to consolidate similarly structured processes in order to reinforce operational efficiency and data protection risk management capabilities. External events and emerging risks that may pose a forward-looking data protection risk for
Deutsche Bank are reviewed on a monthly basis and, if these are relevant, required remediation actions are tracked via a central Compliance process. Another example is the collaboration with the Compliance Controls Testing and Assurance function to integrate data protection related reviews defined by Group Data Privacy into the scope of Compliance reviews. Initial pilots have been conducted during the year, for example, to review the adherence to data protection specific requirements in German branches of the Private Bank and address identified issues or deficiencies, as required. In parallel, Group Data Privacy has continued its own activities to review the effectiveness of Deutsche Bank’s implementation of applicable data protection requirements as part of its second line of defense responsibilities and no major deficiencies were identified. The results of the data protection specific reviews were considered by Group Data
Privacy in the bank’s Group-wide annual risk and control assessment to review and challenge the business and infrastructure units’ own assessment of their data protection risk exposure and control environment effectiveness.
Group Data Privacy continuously monitors emerging data protection laws and regulations and shares information about them with the local Data Protection Officers to assess their relevance and potential consequences for the bank and, if necessary, adjusts the policy framework as well as the control objectives. If a need for changes to processes and products is identified, implementation actions are agreed with the business and infrastructure units.
In 2025, Group Data Privacy oversaw the adoption of implementation measures in Malaysia and Vietnam and commenced a review of the newly issued India Digital Personal Data Protection Rules to meet the respective local data protection obligations. The Data Use and Access Act UK received royal assent amending, but not replacing the UK
General Data Protection Regulation. Furthermore, additional state privacy laws in the U.S. have been adopted. Group
Data Privacy continues to closely monitor the further development of EU legislation like the proposed changes to the
General Data Protection Regulation.

Deutsche Bank	Governance information
Annual Report 2025	Data protection

Group Data Privacy engages in the further development of data protection case law and in the review of supervisory authority guidance documents. As a member of different industry groups, notably the Association of German Banks and the European Banking Federation, Deutsche Bank represented by Group Data Privacy employees, actively shares best practice, aligns standards, for example standard privacy notice templates or terms and conditions, and discusses data protection related regulatory issues with other financial institutions. This helps to ensure that the bank’s data protection requirements and practices for processing personal data reflect current industry best practices and keep pace with the evolving regulatory environment.
Employee training on the implications of data protection/privacy laws for the bank’s day-to-day business is a key factor in ensuring adequate data protection in all operating processes. Deutsche Bank requires annual mandatory data protection training for all employees including eligible contractor staff. The bank continually assesses its data protection training offering to strengthen the data protection culture and updates the training as necessary, for example, to address emerging data protection risks given the growing usage of AI technologies. The training encompasses the content of the data protection and privacy policy, the key compliance requirements with applicable legal rules for handling personal data and what steps must be taken in the event of a personal data breach. Depending on the employees’ country, this training also provides tailored modules with relevant use cases and test questions to pass. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2025, an eLearning completion rate of 99.05% was achieved for the mandatory data protection training compared to 99.29% in 2024.
Group Data Privacy actively engages with employees via internal communication channels and platforms to reinforce the key data protection messages and corresponding culture. For example, in 2025 Group Data Privacy organized an internal online event focusing on data protection in today’s AI driven digital economy, launched a series of online edutainment videos, published monthly newsletters informing about new data protection and privacy laws and regulations and intensified the use of the bank’s internal social collaboration platform to communicate with the data protection community.
These measures reflect a global effort to raise employee’s awareness on the importance of data protection and privacy.
They emphasize a proper handling of personal data, provide available resources for support on data protection matters in the bank, inform about individual’s rights, share best practices to protect personal data as well as principles and trends in data protection and privacy and help navigating the landscape of corresponding laws and regulations. Employees are made aware about the potential consequences of poor data protection practices as well as on the importance of building trust and maintaining brand reputation in today’s data driven business landscape.
Group Data Privacy monitors and assesses potential personal data breaches on an ongoing basis. If a relevant personal data breach of material impact to individuals occurs, it is disclosed in this report.
In 2025, Deutsche Bank did not observe any personal data breaches of material impact to individuals. The bank’s reporting processes and pathways from the business and infrastructure units to Group Data Privacy aim to ensure that potential personal data breaches can be assessed and handled in a timely manner. They are described in a global data protection guidance document. Should a personal data breach occur, Deutsche Bank as part of its global security incident management process takes coordinated follow-up actions. Group Data Privacy as a stakeholder in this process advises on the necessary regulatory actions and, if required, informs the affected individuals and notifies the relevant data protection authorities.

Deutsche Bank	Governance information
Annual Report 2025	Information security

Information security
ESRS 2 GOV-2, ESRS 2 SBM-3, ESRS 2 MDR-P, ESRS 2 MDR-A
GRI 404 2a
This section presents a brief overview on Deutsche Bank’s approach to information security.
Impacts, risks and opportunities (IROs) across the bank are identified and assessed through the double materiality assessment, described in detail in the “Double materiality assessment” chapter within this Sustainability Statement.
To manage information security-related IROs, the Chief Security Office, together with Operational Risk Management functions, defines specific policies, actions, metrics, and targets, as reflected in the table below.

Topic: Information Security

Value chain	Time horizon	IRO type	IRO description	Policies	Actions	Metrics & targets

Own operations Upstream	Short-term	Risk
Inherent risk of the
compromise of
confidentiality,
integrity, or availability
of information assets,
including those at
suppliers in DB’s
upstream value chain,
that may result in
financial losses,
regulatory fines, loss
of stakeholder trust or
reputational damage
Management and Governance of Information Security Third-Party Risk Management Framework Operational Risk Management Framework Data Protection and Privacy Principles Code of Conduct
Continually adjusting
security capabilities to
developments, threats
and challenges caused
by operating in a
constantly evolving
threat landscape
Appropriate staffing,
tooling, and processes
Engagement with
external partners for
information sharing
Maintaining a comprehensive metrics and reporting framework on information security
Detailed information on information security at Deutsche Bank is covered in the dedicated “Information Security”
chapter within Deutsche Bank’s Annual Report, located within the Risk Report section. This chapter includes the bank’s ongoing measures to safeguard data and services and its underlying security governance structure, strategy, and risk management framework. It further sets out how information security‑related IROs are addressed through defined policies, actions, metrics, and targets.

Deutsche Bank	Additional information
Annual Report 2025	Independent auditor’s limited assurance report on the group sustainability statement

Additional information
Independent auditor’s limited assurance report on the group
sustainability statement
To Deutsche Bank Aktiengesellschaft, Frankfurt am Main
Assurance conclusion
We have performed a limited assurance engagement on the group sustainability statement of Deutsche Bank
Aktiengesellschaft, Frankfurt am Main (hereafter “Deutsche Bank“) for the fiscal year from 1 January 2025 to 31
December 2025 included in the Combined Management Report section of Deutsche Bank’s Annual Report. The group sustainability statement was prepared to comply with the requirements of Directive (EU) 2022/2464 of the European
Parliament and of the Council of 14 December 2022 (Corporate Sustainability Reporting Directive, CSRD) and Art. 8 of
Regulation (EU) 2020/852 as well as Secs. 289b to 289e and Secs. 315b and 315c HGB [“Handelsgesetzbuch”: German
Commercial Code] for group sustainability statement which is combined with the parent company’s sustainability statement.
Information outside the combined management report as referred to in the group sustainability statement is not subject to our assurance engagement.
Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the accompanying group sustainability statement is not prepared, in all material respects, in accordance with the requirements of the CSRD and Art. 8 of Regulation (EU) 2020/852 as well as Secs. 289b to 289e and
Secs. 315b and 315c HGB for group sustainability statement which are combined with the parent company’s sustainability statement and the elaborative criteria presented by the Company’s executive directors. This assurance conclusion also means that nothing has come to our attention that causes us to believe
–That the accompanying group sustainability statement does not comply, in all material respects, with European
Sustainability Reporting Standards (ESRS), including that the process carried out by the Company to identify information to be reported in the group sustainability statement (materiality assessment) is not consistent, in all material respects, with the description provided in the Double materiality statement section of the group sustainability statement, or
–That the disclosures identified by “Disclosures pursuant to Article 8 of Regulation (EU) 2020/852 (Taxonomy
Regulation)” in the group sustainability statement do not comply, in all material respects, with Art. 8 of Regulation
(EU) 2020/852
We do not express an assurance conclusion on references in the group sustainability statement to additional information outside the combined management report.
Basis for the conclusion
We conducted our assurance engagement in accordance with International Standard on Assurance Engagements (ISAE)
3000 (Revised): Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the
International Auditing and Assurance Standards Board (IAASB).
The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.
Our responsibilities under ISAE 3000 (Revised) are further described in the “Responsibilities of the auditor for the assurance work on the group sustainability statement” section.
We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. Our firm applies IDW Standard on Quality Management 1: Requirements for Quality Management in the
Audit Firm (IDW QMS 1 (09.2022)) issued by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany]
(IDW) and International Standard on Quality Management (ISQM) 1 issued by the IAASB. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion and opinion.

Deutsche Bank	Additional information
Annual Report 2025	Independent auditor’s limited assurance report on the group sustainability statement

Responsibilities of the executive directors and the Supervisory Board for the group sustainability statement
The executive directors are responsible for the preparation of the group sustainability statement in accordance with the requirements of the CSRD and the relevant German legal and other European requirements and with the elaborative criteria presented by the Company’s executive directors, and for designing, implementing and maintaining such internal control as the executive directors consider necessary to enable the preparation of a group sustainability statement, in accordance with these requirements, that is free from material misstatement, whether due to fraud (i.e., fraudulent group sustainability statement) or error.
These responsibilities of the executive directors include the implementation and maintenance of the materiality assessment process, the selection and application of appropriate methods to prepare the group sustainability statement as well as making assumptions and estimates about and determining forward-looking information on individual sustainability-related disclosures.
The Supervisory Board is responsible for overseeing the process for the preparation of the group sustainability statement.
Inherent limitations in preparing the group sustainability statement
The CSRD and the relevant German legal and other European requirements contain wording and terms that are subject to considerable interpretation uncertainties and for which no comprehensive authoritative interpretations have been published to date. As such wording and terms may be interpreted differently by regulators or courts, the legal conformity of any measurement or evaluation of sustainability matters made on the basis of these interpretations is uncertain.
These inherent limitations also apply to the assurance work on the group sustainability statement.
German public auditor’s responsibilities for the assurance engagement on the group sustainability statement
Our objectives are to express a limited assurance conclusion, based on our assurance engagement, about whether any matters have come to our attention that cause us to believe that the group sustainability statement is not prepared, in all material respects, in accordance with the CSRD, the relevant German legal and other European requirements and the elaborative criteria presented by the Company’s executive directors, and to issue an assurance report that includes our conclusion on the group sustainability statement.
As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), we exercise professional judgment and maintain professional skepticism. We also:
–Obtain an understanding of the process to prepare the group sustainability statement, including the materiality assessment process carried out by the Company to identify the information to be reported in the group sustainability statement
–Identify disclosures that are likely to be materially misstated due to fraud or error, design and perform procedures to address such disclosures and obtain limited assurance to support our conclusion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Furthermore, the risk of not detecting a material misstatement in information from the value chain originating from sources outside of the Company’s control (information from the value chain) is usually higher than the risk of not detecting a material misstatement in information originating from sources within the Company’s control, as both the
Company’s executive directors and we as auditors usually have limited direct access to the sources of information from the value chain
–Evaluate the forward-looking information, including the reasonableness of the underlying assumptions. There is a substantial unavoidable risk that future events will differ materially from the forward-looking information

Deutsche Bank	Additional information
Annual Report 2025	Independent auditor’s limited assurance report on the group sustainability statement

Summary of the work performed by the auditor
A limited assurance engagement involves performing procedures to obtain evidence about the sustainability information.
The nature, timing and extent of the procedures selected depend on our professional judgment.
In conducting our limited assurance engagement, we:
–Evaluated the overall suitability of the criteria presented by the executive directors in the group sustainability statement
–Made inquiries of the executive directors and relevant employees involved in the preparation of the group sustainability statement about the preparation process, including the materiality assessment process carried out by the Company to identify the information to be reported in the group sustainability statement, and about the internal controls over this process
–Evaluated the methods used by the executive directors to prepare the group sustainability statement
–Evaluated the reasonableness of the estimates made by the executive directors and related explanations. If the executive directors estimate the value chain information to be reported in accordance with ESRS when they are unable to obtain such information from the value chain after making reasonable efforts to do so, our assurance engagement is limited to evaluating whether the executive directors made such estimates in accordance with ESRS and evaluating the reasonableness of such estimates and does not extend to determining value chain information that the executive directors were unable to obtain
–Performed analytical procedures and inquiries regarding selected items of information in the group sustainability statement
–Assessed the presentation of the information in the group sustainability statement
Assessed the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the related disclosures in the group sustainability statement.
Restriction of use
We draw attention to the fact that the assurance engagement was conducted for the Company’s purposes and that the assurance report is intended solely to inform the Company about the result of the assurance engagement. As a result, it may not be suitable for another purpose than the aforementioned. Accordingly, the assurance report is not intended to be used by third parties for making (financial) decisions based on it. Our responsibility is to the Company alone. We do not accept any responsibility to third parties. Our assurance conclusion is not modified in this respect.
General Engagement Terms and Liability
The “General Engagement Terms for Wirtschaftsprüferinnen, Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]” dated 1 January 2024, which are attached to this report, are applicable to this engagement and also govern our relations with third parties in the context of this engagement (ey-idw-aab-
en-2024.pdf).
In addition, please refer to the liability provisions contained there in no. 9 and to the exclusion of liability towards third parties. We accept no responsibility, liability or other obligations towards third parties unless we have concluded a written agreement to the contrary with the respective third party or liability cannot effectively be precluded.
We make express reference to the fact that we will not update the assurance report to reflect events or circumstances arising after it was issued, unless required to do so by law. It is the sole responsibility of anyone taking note of the summarized result of our work contained in this report to decide whether and in what way this result is useful or suitable for their purposes and to supplement, verify or update it by means of their own review procedures.
Eschborn/Frankfurt am Main, 9 March 2026
EY GmbH & Co. KG
Wirtschaftsprüfungsgesellschaft
GundelachHoffmann
WirtschaftsprüferinWirtschaftsprüfer
(German Public Auditor)(German Public Auditor)

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

List of ESRS Disclosure Requirements complied with
ESRS 2 IRO-2
Deutsche Bank’s Sustainability Statement provides a comprehensive disclosure of the material topics for its sustainability performance. Disclosures included in this statement were selected based on a double materiality analysis conducted in 2025 as described in the chapter “Double materiality assessment” of this Sustainability Statement. The
Sustainability Statement complies with all ESRS disclosure requirements listed in this ESRS content index.

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 1 related to ESRS 2 GOV-1	General requirements related to the role of the administrative, management and supervisory bodies	Governance – Corporate Governance	207
ESRS 1.7	Preparation and presentation of sustainability information	Basis for preparation of the Sustainability Statement – Events after the reporting period	206
ESRS 2 BP-1	General basis for preparation of sustainability statements	Basis for preparation of the Sustainability Statement – General basis for preparation of the Sustainability Statement	204
ESRS 2 BP-2	Disclosures in relation to specific circumstances	Basis for preparation of the Sustainability Statement – Disclosures in relation to specific circumstances	205
ESRS 2 GOV-1	The role of the administrative, management and supervisory bodies	Governance – Sustainability Governance	207
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Governance – Corporate Governance	207
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Governance – Sustainability Governance	207
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	ESG due diligence - Environmental and social due diligence - Governance	233
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Sustainable finance - Governance	242
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Climate change - Own operations and supply chain - Governance	267
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Climate change – Climate and other environmental risks – Governance	277
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Own workforce – Governance	316
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Client centricity – Governance	348
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Culture, integrity and conduct – Governance	361
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Anti-financial crime – Governance	367
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Competitive behavior – Governance	373
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Supply chain management – Governance	376

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Data protection – Governance	380
ESRS 2 GOV-2	Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Information security	384
ESRS 2 GOV-4	Statement on due diligence	ESG due diligence	232
ESRS 2 GOV-5	Risk management and internal controls over sustainability reporting	Governance – Sustainability Governance – Internal Controls over Sustainability Reporting	215
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	217
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Climate change – Climate and other environmental risks – Strategy – Process to identify and assess climate-related risks: financial materiality assessment	280
ESRS 2 IRO-2	Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	217
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence – Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets – Training and capacity building	237
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence - Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets - Environmental and social due diligence review activities	237
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence - Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets - Environmental and social transactional reviews	237
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence - Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets - Equator principles implementation	238
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	ESG due diligence - Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets - Reputational risk reviews	240
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Impact, risk and opportunity management - Actions and resources	244
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Corporate Bank	250
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Investment Bank – Fixed Income and Currencies	252
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Investment Bank – Investment Banking and Capital Markets	253
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Private Bank	255
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Asset Management	257
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Sustainable finance – Corporate & Other	260
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Energy consumption and mix	268
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Climate change – Climate and other environmental risks – Impact, risk and opportunity management – Actions and resources in relation to climate change	286
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Actions in relation to own workforce	320
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	321
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	323

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	324
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	333
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion	342
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion - Approach, governance, and leadership accountability	342
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Culture, integrity and conduct – Impact, risk and opportunity management	361
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Anti-financial crime – Impact, risk and opportunity management	369
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Competitive behavior – Impact, risk and opportunity management, metrics and targets	374
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Supply chain management – Impact, risk and opportunity management	377
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Data protection – Impact, risk and opportunity management, metrics and targets	380
ESRS 2 MDR-A	Actions and resources in relation to material sustainability matters	Information security	384
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainability strategy	222
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management, metrics and targets - Environmental and social transactional reviews	237
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	ESG due diligence - Environmental and social due diligence - Impact, risk and opportunity management, metrics and targets - Equator principles implementation	238
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance - Strategy	242
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Metrics and targets	247
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Corporate Bank	250
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Investment Bank – Fixed Income and Currencies	252
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Investment Bank – Investment Banking and Capital Markets	253
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Private Bank	255
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Asset Management	257
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Sustainable finance – Corporate & Other	260
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Energy consumption and mix	268
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Climate change – Client portfolios in Asset Management – Metrics and targets	313

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Culture, integrity and conduct – Metrics and targets	365
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Anti-financial crime – Metrics and targets	372
ESRS 2 MDR-M	Metrics in relation to material sustainability matters	Supply chain management – Metrics and targets	379
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence	233
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management, metrics and targets - Policies	233
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management, metrics and targets – Equator principles implementation	238
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management, metrics and targets – Reputational risk reviews	240
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance - Impact, risk and opportunity management - Policies	244
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Private Bank	255
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Asset Management	257
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Sustainable finance – Corporate & Other	260
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Climate change - Own operations and supply chain - Strategy	268
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Energy consumption and mix	268
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Climate change – Climate and other environmental risks – Impact, risk and opportunity management – Policies related to climate change mitigation and adaptation	286
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Policies related to own workforce	320
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	324
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	328
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets– Workforce management – Hiring and turnover	329
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	333
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	338
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance - Well-being	340

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion	342
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets– Diversity and inclusion - Approach, governance, and leadership accountability	342
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Incidents and complaints	346
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility	352
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Culture, integrity and conduct – Impact, risk and opportunity management	361
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Anti-financial crime – Impact, risk and opportunity management	369
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Anti-financial crime – Impact, risk and opportunity management – Financial crime risk management framework	370
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Competitive behavior – Impact, risk and opportunity management, metrics and targets	374
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Supply chain management – Impact, risk and opportunity management	377
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Data protection – Impact, risk and opportunity management, metrics and targets	380
ESRS 2 MDR-P	Policies adopted to manage material sustainability matters	Information security	384
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainability strategy	222
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance - Strategy	242
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Metrics and targets	247
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Corporate Bank	250
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Investment Bank – Fixed Income and Currencies	252
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Investment Bank – Investment Banking and Capital Markets	253
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Private Bank	255
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Asset Management	257
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Sustainable finance – Corporate & Other	260
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Energy consumption and mix	268
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change – Climate and other environmental risks – Metrics and targets – Targets related to climate change mitigation	290
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Climate change – Client portfolios in Asset Management – Metrics and targets	313
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Material impacts, risks and opportunities for own workforce	317
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	321

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Collective bargaining coverage and social dialogue	333
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion	342
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity	342
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS 2 MDR-T	Tracking effectiveness of policies and actions through targets	Supply chain management – Metrics and targets	379
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainability strategy	222
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Corporate Bank	250
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Investment Bank - Fixed Income and Currencies	252
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Investment Bank – Investment Banking and Capital Markets	253
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Private Bank	255
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Asset Management	257
ESRS 2 SBM-1	Strategy, business model and value chain	Sustainable finance – Corporate & Other	260
ESRS 2 SBM-1	Strategy, business model and value chain	Own workforce – Strategy	316
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership	228
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Clients	228
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Employees	228
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Investors	229
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Policymakers	229
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Media	230
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Non- governmental organizations	230
ESRS 2 SBM-2	Interests and views of stakeholders	Stakeholder engagement and thought leadership – Memberships and commitments	231
ESRS 2 SBM-2	Interests and views of stakeholders	Own workforce – Strategy	316
ESRS 2 SBM-2	Interests and views of stakeholders	Client centricity – Strategy	348
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Double materiality assessment – Description of the process to identify and assess material impacts, risks and opportunities	217
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	ESG due diligence - Environmental and social due diligence - Strategy	233
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Sustainable finance - Strategy	242
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets	268
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Strategy	316
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Incidents and complaints	346
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity – Strategy	348
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	352
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Culture, integrity and conduct – Strategy	361

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Anti-financial crime – Strategy	367
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Competitive behavior – Strategy	373
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Supply chain management – Strategy	376
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Supply chain management – Impact, risk and opportunity management	377
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Data protection – Strategy	380
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Data protection – Impact, risk and opportunity management, metrics and targets	380
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	Information security	384
ESRS E1	Climate change	ESG due diligence – Environmental and social due diligence – Impact, risk and opportunity management, metrics and targets - Policies	233
ESRS E1 related to ESRS 2 GOV-3	Climate change related to Integration of sustainability-related performance in incentive schemes	Governance – Sustainability Governance – Integration of sustainability-related performance in incentive schemes	214
ESRS E1-1	Transition plan for climate change mitigation	Climate change - Transition Plan	265
ESRS E1-1	Transition plan for climate change mitigation	Climate change – Client portfolios in Asset Management – Strategy	312
ESRS E1-1 related to ESRS 2 SBM-3	Transition plan for climate change mitigation related to Material impacts, risks and opportunities and their interaction with strategy and business model	Climate change – Climate and other environmental risks – Strategy – Resilience of the bank	280
ESRS E1-2	Policies related to climate change mitigation and adaptation	Climate change - Own operations and supply chain - Strategy	268
ESRS E1-2	Policies related to climate change mitigation and adaptation	Climate change – Climate and other environmental risks – Impact, risk and opportunity management – Policies related to climate change mitigation and adaptation	286
ESRS E1-2	Policies related to climate change mitigation and adaptation	Climate change – Client portfolios in Asset Management – Impact, risk and opportunity management	312
ESRS E1-3	Actions and resources in relation to climate change policies	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS E1-3	Actions and resources in relation to climate change policies	Climate change – Climate and other environmental risks – Impact, risk and opportunity management – Actions and resources in relation to climate change	286
ESRS E1-3	Actions and resources in relation to climate change policies	Climate change – Client portfolios in Asset Management – Impact, risk and opportunity management	312
ESRS E1-4	Targets related to climate change mitigation and adaptation	Sustainable finance - Metrics and targets	247
ESRS E1-4	Targets related to climate change mitigation and adaptation	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS E1-4	Targets related to climate change mitigation and adaptation	Climate change – Climate and other environmental risks – Metrics and targets – Targets related to climate change mitigation	290
ESRS E1-5	Energy consumption and mix	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Energy consumption and mix	268
ESRS E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Greenhouse gas (GHG) emissions	270
ESRS E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - Gross Scope 1, 2, 3 and Total GHG emissions	274
ESRS E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	Climate change – Climate and other environmental risks – Metrics and targets – Financed Emissions: Scope 3 Category 15	301

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS E1-7	GHG removals and GHG mitigation projects financed through carbon credits	Climate change - Own operations and supply chain - Impact, risk and opportunity management, metrics and targets - GHG removals and GHG mitigation projects	276
ESRS S1	Own workforce	Stakeholder engagement and thought leadership – Employees	228
ESRS S1	Own workforce	Data protection –Impact, risk and opportunity management, metrics and targets	380
ESRS S1-1	Policies related to own workforce	Own workforce – Strategy	316
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Policies related to own workforce	320
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	321
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets– Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets– Workforce management	324
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	328
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Hiring and turnover	329
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	333
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward	338
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance - Well-being	340
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion	342
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Approach, governance, and leadership accountability	342
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity	342
ESRS S1-1	Policies related to own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Incidents and complaints	346
ESRS S1-1	Policies related to own workforce	Culture, integrity and conduct – Impact, risk and opportunity management	361
ESRS S1-12	Persons with disabilities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS S1-13	Training and skills development metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions– Talent development	335
ESRS S1-13	Training and skills development metrics	Own workforce – Impact, risk and opportunity management, metrics and targets– Working conditions – Performance and reward - Performance reviews	338
ESRS S1-15	Work-life balance metrics	Own workforce –Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance	339
ESRS S1-15	Work-life balance metrics	Own workforce –Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance - Family-related leave	340
ESRS S1-16	Remuneration metrics (pay gap and total remuneration)	Own workforce – Impact, risk and opportunity management, metrics and targets– Working conditions – Performance and reward - Annual total remuneration ratio	339
ESRS S1-16	Remuneration metrics (pay gap and total remuneration)	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity - Gender pay gap	344
ESRS S1-17	Incidents, complaints and severe human rights impacts	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Incidents and complaints	346

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S1-2	Processes for engaging with own workers and workers’ representatives about impacts	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	321
ESRS S1-2	Processes for engaging with own workers and workers’ representatives about impacts	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	Own workforce – Impact, risk and opportunity management, metrics and targets - Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets - Actions in relation to own workforce	320
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce - Impact, risk and opportunity management, metrics and targets - Processes for engaging with own workforce and workers’ representatives about impacts	321
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management	324
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	333
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance - Well-being	340
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets– Diversity and inclusion	342
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets– Diversity and inclusion - Approach, governance, and leadership accountability	342
ESRS S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets - Material impacts, risks and opportunities for own workforce	317
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes for engaging with own workforce and workers’ representatives about impacts	321
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions	333

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions - Collective bargaining coverage and social dialogue	333
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion	342
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity	342
ESRS S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS S1-6	Characteristics of the undertaking’s employees	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of Deutsche Bank’s employees	324
ESRS S1-6	Characteristics of the undertaking’s employees	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Hiring and turnover	329
ESRS S1-7	Characteristics of non-employees in the undertaking’s own workforce	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of non-employees in Deutsche Bank’s own workforce	328
ESRS S1-8	Collective bargaining coverage and social dialogue	Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Collective bargaining coverage and social dialogue	333
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of Deutsche Bank’s employees	324
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Workforce management – Characteristics of Deutsche Bank’s employees - Employees by age	326
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity	342
ESRS S1-9	Diversity metrics	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Building an inclusive culture where everyone is treated fairly	345
ESRS S4	Consumers and end-users	Stakeholder engagement and thought leadership – Clients	228
ESRS S4	Consumers and end-users	Data protection – Impact, risk and opportunity management, metrics and targets	380
ESRS S4-1	Policies related to consumers and end-users	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	352
ESRS S4-1	Policies related to consumers and end-users	Client centricity– Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS S4-1	Policies related to consumers and end-users	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS S4-2	Processes for engaging with consumers and end- users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	352
ESRS S4-2	Processes for engaging with consumers and end- users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS S4-2	Processes for engaging with consumers and end- users about impacts	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility– Selling practices and marketing	352
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Product responsibility – Selling practices and marketing	352

Deutsche Bank	Additional information
Annual Report 2025	List of ESRS Disclosure Requirements complied with

Standards and disclosure requirements	Disclosure requirement description	Sustainability Statement chapter	page
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Client satisfaction	354
ESRS S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management	356
ESRS G1-1	Business conduct policies and corporate culture	Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns	323
ESRS G1-1	Business conduct policies and corporate culture	Own workforce –Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Incidents and complaints	346
ESRS G1-1	Business conduct policies and corporate culture	Culture, integrity and conduct– Impact, risk and opportunity management	361
ESRS G1-1	Business conduct policies and corporate culture	Anti-financial crime - Impact, risk and opportunity management - Prevention and detection of fraud, corruption, and bribery	371
ESRS G1-1	Business conduct policies and corporate culture	Supply chain management – Impact, risk and opportunity management	377
ESRS G1-2	Management of relationships with suppliers	Supply chain management –Impact, risk and opportunity management	377
ESRS G1-3	Prevention and detection of corruption and bribery	Anti-financial crime –Impact, risk and opportunity management – Prevention and detection of fraud, corruption, and bribery	371
ESRS G1-3	Prevention and detection of corruption and bribery	Anti-financial crime – Metrics and targets	372
ESRS G1-4	Incidents of corruption or bribery	Anti-financial crime - Impact, risk and opportunity management - Prevention and detection of fraud, corruption, and bribery	371
ESRS G1-4	Incidents of corruption or bribery	Anti-financial crime – Metrics and targets	372
ESRS G1-6	Payment practices	Supply chain management – Impact, risk and opportunity management	377
ESRS G1-6	Payment practices	Supply chain management – Metrics and targets	379

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Table of all the datapoints deriving from other EU legislation
ESRS 2 IRO-2
The table below illustrates the datapoints in ESRS 2 and topical ESRS that derive from other EU legislation as required in
ESRS 2 Appendix B.

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS 2 GOV-1 Board's gender diversity, paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 5 , Annex II
Own workforce – Impact, risk and
opportunity management, metrics
and targets – Diversity and
inclusion – Gender diversity
Corporate Governance Statement
– Supervisory Board – Objectives
for the composition of the
Supervisory Board, Profile of
requirements – Composition and
expertise

ESRS 2 GOV-1 Percentage of board members who are independent, paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II	Corporate Governance Statement – Supervisory Board – Objectives for the composition of the Supervisory Board, Profile of requirements
ESRS 2 GOV-4 Statement on due diligence, paragraph 30	Indicator number 10 Table #3 of Annex 1			ESG due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities, paragraph 40 (d) i	Indicator number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to chemical production, paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to controversial weapons, paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco, paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II	Not applicable
ESRS E1-1 Transition plan to reach climate neutrality by 2050, paragraph 14			Regulation (EU) 2021/1119, Article 2(1)	Sustainability strategy Climate change – Transition Plan

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks, paragraph 16 (g)
Article 449a
Regulation (EU) No
575/2013;
Commission
Implementing
Regulation (EU)
2022/2453 Template
1: Banking book-
Climate Change
transition risk: Credit
quality of exposures
by sector, emissions
and residual maturity
			Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2	Not applicable
ESRS E1-4 GHG emission reduction targets, paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6	Sustainability strategy Climate change – Transition Plan Climate change – Own operations and supply chain – Impact, risk and opportunity management, metrics and targets
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors), paragraph 38	Indicator number 5 Table #1 and Indicator number 5 Table #2 of Annex 1			Not material
ESRS E1-5 Energy consumption and mix, paragraph 37	Indicator number 5 Table #1 of Annex 1			Climate change – Own operations and supply chain – Impact, risk and opportunity management, metrics and targets – Energy consumption and mix
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors, paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1			Not material
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions, paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1
Article 449a;
Regulation (EU) No
575/2013;
Commission
Implementing
Regulation (EU)
2022/2453 Template
1: Banking book –
Climate change
transition risk: Credit
quality of exposures
by sector, emissions
and residual maturity
Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)
Climate change – Climate and
other environmental risks – Metrics
and targets – Financed Emissions:
Scope 3 Category 15
Climate change – Own operations
and supply chain – Impact, risk and
opportunity management, metrics
and targets – Gross Scope 1, 2, 3
and Total GHG emissions

ESRS E1-6 Gross GHG emissions intensity, paragraphs 53 to 55	Indicator number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)	Climate change – Own operations and supply chain – Impact, risk and opportunity management, metrics and targets – Gross Scope 1, 2, 3 and Total GHG emissions
ESRS E1-7 GHG removals and carbon credits, paragraph 56			Regulation (EU) 2021/1119, Article 2(1)	Climate change – Own operations and supply chain – Impact, risk and opportunity management, metrics and targets – GHG removals and GHG mitigation projects

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks, paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II	Not relevant for 2025 due to the further provision of the phase-in option
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk, paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk, paragraph 66 (c)
Article 449a
Regulation (EU) No
575/2013;
Commission
Implementing
Regulation (EU)
2022/2453
paragraphs 46 and
47; Template 5:
Banking book -
Climate change
physical risk:
Exposures subject to
physical risk
Not relevant for 2025 due to the further provision of the phase-in option
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes, paragraph 67 (c)
Article 449a
Regulation (EU) No
575/2013;
Commission
Implementing
Regulation (EU)
2022/2453
paragraph 34;
Template 2: Banking
book - Climate
change transition risk:
Loans collateralized
by immovable
property - Energy
efficiency of the
collateral
Not relevant for 2025 due to the further provision of the phase-in option
ESRS E1-9 Degree of exposure of the portfolio to climate-related opportunities, paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II
Sustainable finance
Climate change – Own operations
and supply chain – Impact, risk and
opportunity management, metrics
and targets
Climate change – Climate and
other environmental risks –
Strategy – Process to identify and
assess climate-related risks:
financial materiality assessment

ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1			Not material
ESRS E3-1 Water and marine resources, paragraph 9	Indicator number 7 Table #2 of Annex 1			Not material
ESRS E3-1 Dedicated policy, paragraph 13	Indicator number 8 Table 2 of Annex 1			Not material
ESRS E3-1 Sustainable oceans and seas, paragraph 14	Indicator number 12 Table #2 of Annex 1			Not material
ESRS E3-4 Total water recycled and reused, paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1			Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations, paragraph 29	Indicator number 6.1 Table #2 of Annex 1			Not material

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS 2 - IRO-1 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1			Not material
ESRS 2 - IRO-1 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1			Not material
ESRS 2 - IRO-1 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1			Not material
ESRS E4-2 Sustainable land/agriculture practices or policies, paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1			Not material
ESRS E4-2 Sustainable oceans/seas practices or policies, paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1			Not material
ESRS E4-2 Policies to address deforestation, paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1			Not material
ESRS E5-5 Non-recycled waste, paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1			Not material
ESRS E5-5 Hazardous waste and radioactive waste, paragraph 39	Indicator number 9 Table #1 of Annex 1			Not material
ESRS 2 SBM-3 - S1 Risk of incidents of forced labor, paragraph 14 (f)	Indicator number 13 Table #3 of Annex I			Not material
ESRS 2 SBM-3 - S1 Risk of incidents of child labor, paragraph 14 (g)	Indicator number 12 Table #3 of Annex I			Not material
ESRS S1-1 Human rights policy commitments, paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I
Own workforce – Impact, risk and
opportunity management, metrics
and targets – Processes to
remediate negative impacts and
channels for own workforce to raise
concerns
Own workforce – Impact, risk and
opportunity management, metrics
and targets – Policies related to
own workforce

ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			Delegated Regulation (EU) 2020/1816, Annex II
Own workforce – Impact, risk and
opportunity management, metrics
and targets – Processes to
remediate negative impacts and
channels for own workforce to raise
concerns
Own workforce – Impact, risk and
opportunity management, metrics
and targets – Policies related to
own workforce

ESRS S1-1 Processes and measures for preventing trafficking in human beings, paragraph 22	Indicator number 11 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns
ESRS S1-1 Workplace accident prevention policy or management system, paragraph 23	Indicator number 1 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Work-life balance – Well-being
ESRS S1-3 Grievance/complaints handling mechanisms, paragraph 32 (c)	Indicator number 5 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Processes to remediate negative impacts and channels for own workforce to raise concerns

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS S1-14 Number of fatalities and number and rate of work- related accidents, paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II	Not material
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness, paragraph 88 (e)	Indicator number 3 Table #3 of Annex I			Not material
ESRS S1-16 Unadjusted gender pay gap, paragraph 97 (a)	Indicator number 12 Table #1 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity – Gender pay gap
ESRS S1-16 Excessive CEO pay ratio, paragraph 97 (b)	Indicator number 8 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Working conditions – Performance and reward – Annual total remuneration ratio
ESRS S1-17 Incidents of discrimination, paragraph 103 (a)	Indicator number 7 Table #3 of Annex I			Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity – Incidents and complaints
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 104 (a)	Indicator number 10 Table #1 and Indicator number 14 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)	Own workforce – Impact, risk and opportunity management, metrics and targets – Diversity and inclusion – Gender diversity – Incidents and complaints
ESRS 2 SBM-3 – S2 Significant risk of child labor or forced labor in the value chain, paragraph 11 (b)	Indicators number 12 and number 13 Table #3 of Annex I			Not material
ESRS S2-1 Human rights policy commitments, paragraph 17	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1			Not material
ESRS S2-1 Policies related to value chain workers, paragraph 18	Indicator number 11 and number 4 Table #3 of Annex 1			Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines, paragraph 19	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			Delegated Regulation (EU) 2020/1816, Annex II	Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain, paragraph 36	Indicator number 14 Table #3 of Annex 1			Not material
ESRS S3-1 Human rights policy commitments, paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1			Not material
ESRS S3-1 Non-respect of UNGPs on Business and Human Rights, ILO principles or/and OECD guidelines, paragraph 17	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)	Not material

Deutsche Bank	Additional information
Annual Report 2025	Table of all the datapoints deriving from other EU legislation

Disclosure requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation and EU Climate Law reference	Sustainability Statement chapter
ESRS S3-4 Human rights issues and incidents, paragraph 36	Indicator number 14 Table #3 of Annex 1			Not material
ESRS S4-1 Policies related to consumers and end-users, paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1
Client centricity – Impact, risk and
opportunity management, metrics
and targets – Product responsibility
Client centricity – Impact, risk and
opportunity management, metrics
and targets – Client complaint
management

ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines, paragraph 17	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)
Client centricity – Impact, risk and
opportunity management, metrics
and targets – Client satisfaction
Client centricity – Impact, risk and
opportunity management, metrics
and targets – Client complaint
management

ESRS S4-4 Human rights issues and incidents, paragraph 35	Indicator number 14 Table #3 of Annex 1			Client centricity – Impact, risk and opportunity management, metrics and targets – Client complaint management
ESRS G1-1 United Nations Convention against Corruption, paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1			Anti-financial crime – Impact, risk and opportunity management – Prevention and detection of fraud, corruption, and bribery
ESRS G1-1 Protection of whistle- blowers, paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1			Culture, integrity and conduct – Impact, risk and opportunity management – Speak-up and Whistleblowing Framework
ESRS G1-4 Fines for violation of anti- corruption and anti-bribery laws, paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II	Anti-financial crime – Metrics and targets – Convictions and fines related to violations of anti- corruption laws
ESRS G1-4 Standards of anti-corruption and anti-bribery, paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1			Anti-financial crime – Impact, risk and opportunity management – Prevention and detection of fraud, corruption, and bribery

Deutsche Bank	Employees
Annual Report 2025	Group Headcount
Employees
Group Headcount
As of December 31, 2025, the bank employed a total of 89,879 employees compared to 89,753 as of December 31,
2024. The bank calculates its employee figures on a full-time equivalent basis, meaning it includes proportionate numbers of part-time employees.
The following table shows the bank’s numbers of full-time equivalent employees as of December 31, 2025, 2024 and
2023.

Employees[1]	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Germany	33,386	35,160	36,195
Europe (outside Germany)	17,847	17,672	18,103
Asia/Pacific, Middle East and Africa	30,669	28,930	27,601
North America[2]	7,713	7,744	8,033
Latin America	264	247	199
Total employees	89,879	89,753	90,130
1Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
2Primarily the United States
In 2025, the number of the bank’s employees increased by 126 or 0.1% mainly due to increases in Asia/Pacific, Middle
East and Africa, partly offset primarily by reductions in Germany.
–Germany ((1,773); (5.0)%) mainly driven by restructuring measures primarily in the Private Bank
–North America ((31); (0.4)%) mainly driven by decreases in Private Bank, Asset Management and almost all infrastructure functions, partly offset by Technology, Data & Innovation
–Europe ex Germany (175; 1.0%) mainly driven by increases in Operations Center in Romania, partly offset by decreases in Italy, the Netherlands and UK.
–Asia/Pacific, Middle East and Africa (1,739; 6.0%) primarily driven by increases in India and its Operations Center
The following table shows the distribution of full-time equivalent employees by division as of December 31, 2025, 2024 and 2023.

Employees[1]	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Corporate Bank (CB)	18.5%	18.0%	17.4%
Investment Bank (IB)	9.1%	9.0%	8.9%
Private Bank (PB)	26.0%	27.7%	29.1%
Asset Management (AM)	5.4%	5.1%	4.9%
Infrastructure	41.1%	40.2%	39.7%
1Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
–Corporate Bank (471; 2.9%) driven by increases in all segments
–Investment Bank (132; 1.6%) mainly driven by increases in Fixed Income & Currencies
–Private Bank ((1,558); (6.3)%) mainly driven by reductions in Germany
–Asset Management (260; 5.7%) primarily driven by strengthening Chief Technology Office
–Infrastructure functions (821; 2.3%) primarily driven by increases in Technology, Data & Innovation due to the bank’s internalization strategy

Deutsche Bank	Employees
Annual Report 2025	Key employee figures
Post-Employment Benefit Plans
The Group sponsors a number of post-employment benefit plans on behalf of the Group’s employees, both defined contribution plans and defined benefit plans.
In the Group’s globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 5 million, the Group’s global actuary reviews the valuations provided by locally appointed actuaries in each country.
By applying the Group’s global principles for determining the financial and demographic assumptions, the Group ensures that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.
For a further discussion on the Group’s employee benefit plans, see Note 33 “Employee Benefits” to the Group’s consolidated financial statements.
Key employee figures
A few selected employee figures and KPIs are set forth below. For full details on Deutsche Bank’s people metrics, as well as its strategic HR priorities and achievements, please refer to the bank’s Sustainability Statement 2025.

	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Female employee by Corporate Title (headcount, in %)[1]
Female Managing Directors	23.3%	22.8%	22.3%
Female Directors	29.5%	28.8%	28.0%
Female Vice Presidents	36.3%	35.6%	34.8%
Female Assistant Vice Presidents & Associates	43.0%	42.3%	41.9%
Female Non Officers	59.4%	59.6%	59.0%
Total female employees (headcount, in %)[1]	46.4%	46.5%	46.3%
Age (in %, headcount)[1,2]
Under 30 years old	16.2%	16.2%	16.5%
30–50 years old	57.1%	57.0%	57.0%
Over 50 years old	26.7%	26.9%	26.5%
Part-time employees (headcount, in %)
Germany	25.2%	24.5%	24.9%
Europe (outside Germany)	4.8%	5.1%	5.1%
Americas	0.3%	0.4%	0.4%
Asia/Pacific, Middle East and Africa	0.1%	0.1%	0.1%
Total part-time employees	11.0%	11.3%	11.8%
Share of apprentices and dual students as percentage of permanent employees in Germany	3.1%	3.2%	3.6%

	2025	2024	2023
Commitment index	68.0%	67%	70%
Enablement index	71.0%	70%	71%
Voluntary employee turnover rate
Germany	2.4%	2.6%	2.5%
Europe (outside Germany), Middle East and Africa	5.4%	5.2%	5.2%
Americas	9.0%	8.3%	7.7%
Asia/Pacific	10.2%	9.9%	9.5%
Total voluntary employee turnover rate	6.2%	5.9%	5.6%
Sickness absence rate in %³	7.5%	7.6%	7.4%
1Declared corporate titles of Postbank (incl. subsidiaries) are only alternative, technically derived, and not contractually defined or agreed
2Numbers may not add up due to rounding
3Sickness absence rate: (total sickness days x 100)/total regular working days, Germany

Deutsche Bank	Internal Control over Financial Reporting
Annual Report 2025	Risks in Financial Reporting

Internal Control over Financial Reporting
General
The Management of Deutsche Bank and its consolidated subsidiaries is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (ICOFR). The Chief Financial Officer is responsible for designing and ensuring the operational effectiveness of the bank’s internal control over financial reporting. The Supervisory Board exercises supervision over the financial reporting process, supported in this role by the Audit Committee. In addition to the preparation of the company’s consolidated financial statements for external reporting purposes in accordance with
International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and
endorsed by the European Union (EU), the bank’s internal control over financial reporting includes disclosure controls and procedures designed to prevent misstatements.
Risks in Financial Reporting
The primary risks in financial reporting are that either financial statements do not present a true and fair view due to inadvertent or intentional errors (fraud) or the publication of financial statements is not performed on a timely basis.
These risks may reduce investor confidence or cause reputational damage and may have legal consequences including banking regulatory interventions. A lack of fair presentation arises when one or more financial statement amounts, or disclosures contain misstatements (or omissions) that are material. Misstatements are deemed material if they could, individually or in aggregate, influence economic decisions that users make because of the financial statements.
To confine those risks of financial reporting, management of the Group has established internal control over financial reporting with the aim of providing reasonable but not absolute assurance against material misstatements. In addition, an assessment was conducted of the effectiveness of the Group’s internal control over financial reporting. This was based on the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO). COSO recommends the establishment of specific objectives to facilitate the design and evaluate adequacy of a control system. As a result, in establishing internal control over financial reporting, management has adopted the following financial statement objectives:
–Existence - assets and liabilities exist and transactions have occurred;
–Completeness - all transactions are recorded and account balances are included in the financial statements;
–Valuation - assets, liabilities and transactions are recorded in the financial statements at the appropriate amounts;
–Rights, Obligations and Ownership – rights, obligations and ownership are appropriately recorded as assets and liabilities;
–Presentation and Disclosures - classification, disclosure and presentation of financial reporting is appropriate;
–Safeguarding of assets - unauthorized acquisition, use or disposition of assets is prevented or detected in a timely manner.
However, any internal control system, including internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, but not absolute assurance that the objectives of that control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors; inadvertent or intentional errors (fraud). Furthermore, projections of any evaluation of effectiveness to future periods, are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate over time. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.
Controls to Minimize the Risk of Financial Reporting Misstatement
The system of internal control over financial reporting includes those policies and procedures that:
–Pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and dispositions of the company’s assets;
–Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of the company’s management; and
–Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Deutsche Bank	Internal Control over Financial Reporting
Annual Report 2025	Risks in Financial Reporting

Measuring Effectiveness of Internal Control
Each year, the management of the Group undertakes a formal evaluation of the adequacy and effectiveness of the system of internal control over financial reporting. This evaluation incorporates an assessment of the effectiveness of the control environment as well as individual controls which make up the system of internal control over financial reporting and considers:
–The financial misstatement risk of the financial statement line items, considering such factors as materiality and the susceptibility of the financial statement item to misstatement; and
–The susceptibility of identified controls to failure, considering such factors as the degree of automation, complexity, and risk of management override, competence of personnel and the level of judgment required.
–
These factors determine in their entirety the type and scope of the evidence required by § 315 HGB, which the management needs to assess whether or not the established internal control over financial reporting is effective. The evidence itself is generated from procedures integrated within the daily responsibilities of staff or from procedures implemented specifically for purposes of the internal control over financial reporting evaluation. Information from other sources also forms an important component of the evaluation since such evidence may either bring additional control issues to the attention of management or may corroborate findings. Such information sources may include:
–Reports on audits carried out by or on behalf of regulatory authorities;
–External Auditor reports; and,
–Reports commissioned to evaluate the effectiveness of outsourced processes to third parties.
–
In addition, Group Audit evaluates the design and operating effectiveness of internal control over financial reporting by performing periodic and ad hoc risk-based audits. Reports are produced summarizing the results from each audit which are distributed to the responsible managers for the activities concerned. These reports also provide evidence to support the annual evaluation by management of the overall operating effectiveness of internal control over financial reporting.
As a result of the evaluation, management has concluded that internal control over financial reporting is appropriately designed and operating effectively as of December 31, 2025.

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
Annual Report 2025	System of Control of any Employee Share Scheme where the Control Rights are not Exercised Directly by the Employees

Information pursuant to Section 315a (1) of the
German Commercial Code and Explanatory Report
Structure of the Share Capital including Authorized and
Conditional Capital
For information regarding Deutsche Bank’s share capital please refer to Note 32 “Common Shares” to the Consolidated
Financial Statements.
Restrictions on Voting Rights or the Transfer of Shares
Under Section 136 of the German Stock Corporation Act the voting right of the affected shares is excluded by law. As far as the bank or its subsidiaries held own shares during the year of 2025 in its portfolio according to Section 71b of the
German Stock Corporation Act no rights could be exercised. Similar restrictions combined with restrictions on disposal are contractually imposed on employees who have been granted shares as deferred compensation with a holding obligation. The bank is not aware of any other restrictions on voting rights or the transfer of shares.
Shareholdings which Exceed 10% of the Voting Rights
The German Securities Trading Act (Wertpapierhandelsgesetz) requires that any investor whose share of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise, must notify the bank and the German Federal Financial Supervisory Authority (BaFin) thereof. The lowest threshold is 3%. The bank is not aware of any shareholder holding directly or indirectly 10% or more of the voting rights.
Shares with Special Control Rights
Shares which confer special control rights have not been issued.
System of Control of any Employee Share Scheme where the
Control Rights are not Exercised Directly by the Employees
The employees, who hold Deutsche Bank shares, exercise their control rights as other shareholders in accordance with applicable law and the Articles of Association (Satzung).

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
Annual Report 2025	Rules Governing the Appointment and Replacement of Members of the Management Board

Rules Governing the Appointment and Replacement of
Members of the Management Board
Pursuant to the German Stock Corporation Act (Section 84) and the Articles of Association of Deutsche Bank (Section 6)
the members of the Management Board are appointed by the Supervisory Board. The number of Management Board members is determined by the Supervisory Board. According to the Articles of Association, the Management Board has at
least three members. The Supervisory Board may appoint one or two members of the Management Board as
Chairpersons of the Management Board. Members of the Management Board may be appointed for a maximum term of up to five years. They may be reappointed or have their term extended for one or more terms of up to a maximum of five years each. The German Co-Determination Act (Mitbestimmungsgesetz; Section 31) requires a majority of at least two thirds of the members of the Supervisory Board to appoint members of the Management Board. If such majority is not achieved, the Mediation Committee shall give, within one month, a recommendation for the appointment to the
Management Board. The Supervisory Board will then appoint the members of the Management Board with the majority of its members. If such appointment fails, the Chairperson of the Supervisory Board shall have two votes in a new vote. If a required member of the Management Board has not been appointed, the Local Court (Amtsgericht) in Frankfurt am
Main shall, in urgent cases, make the necessary appointments upon motion by any party concerned (Section 85 of the
Stock Corporation Act).
Pursuant to the German Banking Act (Kreditwesengesetz) and Regulation (EU) No 468/2014 of the European Central
Bank (SSM Framework Regulation) evidence must be provided to the European Central Bank (ECB), the German Federal
Financial Supervisory Authority (BaFin) and the Deutsche Bundesbank that the member of the Management Board has adequate theoretical and practical experience of the businesses of the Bank as well as managerial experience before the member is appointed (Sections 24 (1) No. 1 and 25c (1) of the Banking Act, Article 93 of the SSM Framework Regulation).
The Supervisory Board may revoke the appointment of an individual as member of the Management Board or as
Chairperson of the Management Board for good cause. Such cause includes in particular a gross breach of duties, the inability to manage the Bank properly or a vote of no-confidence by the shareholders’ meeting (Hauptversammlung, referred to as the General Meeting), unless such vote of no-confidence was made for obviously arbitrary reasons.
The ECB or the BaFin may appoint a special representative and transfer to such special representative the responsibility and powers of individual members of the Management Board if such members are not trustworthy or do not have the required competencies or if the credit institution does not have the required number of Management Board members. In any such case, the responsibility and powers of the Management Board members concerned are suspended (Section 45c
(1) through (3) of the Banking Act, Article 93 (2) of the SSM Framework Regulation).
Rules Governing the Amendment of the Articles of Association
Any amendment of the Articles of Association requires a resolution of the General Meeting (Section 179 of the Stock
Corporation Act). The authority to amend the Articles of Association in so far as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance out of authorized capital, has been assigned to the Supervisory Board by the Articles of Association of Deutsche Bank (Section 20 (3)). Pursuant to the Articles of
Association, the resolutions of the General Meeting are taken by a simple majority of votes and, in so far as a majority of capital stock is required, by a simple majority of capital stock, except where law or the Articles of Association determine otherwise (Section 20 (1)). Amendments to the Articles of Association become effective upon their entry in the
Commercial Register (Section 181 (3) of the Stock Corporation Act).

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
Annual Report 2025	Powers of the Management Board to Issue or Buy Back Shares

Powers of the Management Board to Issue or Buy Back Shares
The Annual General Meeting of May 22, 2025, authorized the Management Board pursuant to Section 71 (1) No. 7 of the
Stock Corporation Act to buy and sell, for the purpose of securities trading, own shares of Deutsche Bank AG on or before April 30, 2030, at prices which do not exceed or fall short by more than 10% of the average of the share prices
(closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the
Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of Deutsche Bank AG.
The Annual General Meeting of May 22, 2025, authorized the Management Board pursuant to Section 71 (1) No. 8 of the
Stock Corporation Act to buy, on or before April 30, 2030, own shares of Deutsche Bank AG in a total volume of up to
10% of the share capital at the time the resolution was taken or, if the value is lower, of the share capital at the time this authorization is exercised. Together with own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to Sections 71a et seq. of the
Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s respectively applicable share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. The consideration for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 10% higher or more than 20% lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be defined.
The Management Board has also been authorized to dispose of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to Section 71 (1) No. 8 of the Stock Corporation Act on the stock exchange or by an offer to all shareholders. The Management Board has been authorized to dispose of the purchased shares against contribution-in kind and with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies or other assets that serve the company’s business operations.
The Management Board has also been authorized to use shares purchased on the basis of authorizations pursuant to
Section 71 (1) No. 8 Stock Corporation Act to issue staff shares, with the exclusion of shareholders’ pre-emptive rights, to employees and retired employees of the company and its affiliated companies or to use them to service option rights on shares of the company and/or rights or duties to purchase shares of the company granted to employees or members of executive or non-executive management bodies of the company and of affiliated companies.
Furthermore, the Management Board has been authorized, with the exclusion of shareholders’ pre-emptive rights, to sell such own shares to third parties against cash payment if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization does not exceed 10% of the company’s share capital at the time this authorization becomes effective or, if the amount is lower, at the time this authorization is exercised. Shares that are issued or sold during the validity of this authorization with the exclusion of pre-emptive rights, in direct or analogous application of Section 186 (3) sentence 4 Stock Corporation Act, are to be included in the maximum limit of
10% of the share capital. Also to be included are shares that are to be issued to service option and/or conversion rights from convertible bonds, bonds with warrants, convertible participatory rights or participatory rights, if these bond or participatory rights are issued during the validity of this authorization with the exclusion of pre-emptive rights in corresponding application of Section 186 (3) sentence 4 Stock Corporation Act.
The Management Board has also been authorized to cancel shares acquired on the basis of this or a preceding authorization without the execution of this cancellation process requiring a further resolution by the Annual General
Meeting.

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
Annual Report 2025	Powers of the Management Board to Issue or Buy Back Shares

The Annual General Meeting of May 22, 2025, authorized the Management Board pursuant to Section 71 (1) No. 8 of the
Stock Corporation Act to execute the purchase of shares under the resolved authorization also with the use of put and call options or forward purchase contracts. The company may accordingly sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment.
All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The term of the options must be selected such that the share purchase upon exercising the option is carried out at the latest on April 30, 2030.
The purchase price to be paid for the shares upon exercise of the put options or upon the maturity of the forward purchase may not exceed more than 10% or fall below 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective transaction in each case excluding ancillary purchase costs but taking into account the option premium received. The call options may only be exercised if the purchase price to be paid does not exceed by more than 10% or fall below 10% of the average of the share prices
(closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the
Frankfurt Stock Exchange) on the last three stock exchange trading days before the acquisition of the shares.
To the sale and cancellation of shares acquired with the use of derivatives the general rules established by the General
Meeting apply.
Own shares may continue to be purchased using existing derivatives that were agreed on the basis and during the existence of previous authorizations.

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code and Explanatory Report
Annual Report 2025	Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a Takeover Bid

Significant Agreements which Take Effect, Alter or Terminate upon a Change of Control of the Company Following a
Takeover Bid
Significant agreements which take effect, alter or terminate upon a change of control of the company following a takeover bid have not been entered into.

Deutsche Bank	Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code
Annual Report 2025

Corporate Governance Statement pursuant to
Sections 289f and 315d of the German Commercial
Code
The entire Corporate Governance Statement according to sections 289f and 315d of the German Commercial Code is available on the Group’s website under https://www.db.com/ir/en/reports.htm as well as in the chapter “4 – Corporate
Governance Statement according to Sections 289f, 315d of the German Commercial Code”.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Deutsche Bank AG Performance

Standalone Parent Company information (HGB)
Introduction
Deutsche Bank AG is the parent company of Deutsche Bank Group and its most material component. The management of Deutsche Bank Group is based on IFRS results of the bank’s business segments. Deutsche Bank AG is fully integrated in the initiatives and target setting of Deutsche Bank Group. The performance of the Group is ultimately driving the performance of Deutsche Bank AG. Further, the bank has utilized the option under Section 2a of the German Banking Act
(KWG) with respect to regulatory capital so that regulatory capital ratios are only applicable on Group level.
Therefore, information that has been provided regarding Deutsche Bank Group in this combined management report in general also is relevant and applies to Deutsche Bank AG. Additional information that facilitates an understanding of
Deutsche Bank AG is contained in this section. The financial information in this section has been prepared in accordance with the German Commercial Code (“Handelsgesetzbuch”, HGB), unless stated otherwise. Further details on financial information prepared in accordance with HGB can be found in the notes to the financial statements for Deutsche Bank
AG in a separate report.
Deutsche Bank AG Performance
One essential parameter to evaluate the performance of the Group is the ability to make distributions to shareholders.
This ability depends on the availability of distributable profits of Deutsche Bank AG determined in accordance with HGB.
Beyond that the financial information of Deutsche Bank AG prepared in accordance with HGB is generally less relevant to assess or steer the Group’s financial performance due to the circumstances set forth in the introduction above.
Deutsche Bank AG’s net profit amounted to € 6.2 billion in 2025, up from € 2.9 billion in 2024.
Total revenues were € 23.0 billion in 2025, up 9% year-on-year mainly due to an increase in net interest income by 21% to
€ 11.4 billion and an increase in net commission income which improved by 6% to € 7.8 billion. This was partly offset by a decline in net trading result by 13% to € 3.7 billion.
Administrative expenses remained essentially flat at € 16.2 billion. Balance of other sundry operating income and expenses improved to € 186 million from € (1.4) billion in 2024. This development was primarily driven by the absence of the Postbank takeover litigation charges recorded in 2024.
Risk provisioning was € 709 million in 2025, reflecting a higher net result from securities held in the liquidity reserve. In
2024, risk provisioning was € 1.1 billion.
The operating profit of € 6.3 billion increased by € 3.8 billion compared to 2024.
The result outside operating profit was mainly driven by net positive valuation adjustments of investments in affiliated companies of € 1.8 billion. A tax expense of € 1.7 billion led to the net income of € 6.2 billion.
The Management Board and the Supervisory Board will propose to the Annual General Meeting to pay a dividend of
€ 1.00, to appropriate € 1.5 billion to the revenue reserves and to carry forward the remaining distributable profit.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Income Statement

Income Statement
The table below provides an overview of Deutsche Bank AG’s income statement, which is followed by further information on the individual line items.
Condensed income statement

			Change
in € m.	2025	2024	in € m.	in %
Interest income[1]	41,749	64,857	(23,108)	(36)
Current income[2]	2,289	1,901	388	20
Total interest income	44,038	66,758	(22,720)	(34)
Interest expenses	32,633	57,357	(24,724)	(43)
Net interest income	11,406	9,401	2,004	21
Commission income	10,682	9,646	1,036	11
Commission expenses	2,875	2,247	629	28
Net commission income	7,807	7,399	408	6
Net trading result	3,749	4,305	(555)	(13)
thereof: addition to trading-related special reserve pursuant to Section 340e (4) HGB	(247)	—	(247)	N/M
Total revenues	22,962	21,105	1,857	9
Wages and salaries	5,534	5,493	42	1
Compulsory social security contributions[3]	1,299	891	408	46
Staff expenses	6,833	6,383	450	7
Other administrative expenses[4]	9,320	9,760	(440)	(5)
Administrative expenses	16,153	16,143	10	—
Balance of other operating income/expenses	186	(1,393)	1,578	(113)
Risk provisioning	709	1,060	(351)	(33)
Operating profit	6,285	2,509	3,776	151
Balance of other ordinary income/expenses	1,610	1,333	277	21
Extraordinary result	(8)	(4)	(4)	118
Releases from/(Additions) to the fund for general banking risks	—	—	—	—
Income before taxes	7,887	3,838	4,049	105
Taxes	1,703	955	749	78
Net income (loss)	6,183	2,883	3,300	114
Profit carried forward from the previous year	143	575	(432)	(75)
	6,327	3,458	2,868	83
Allocations to revenue reserves	2,750	1,200	1,550	129
to other revenue reserves	2,750	1,200	1,550	129
Distributable profit	3,577	2,258	1,318	58
N/M - Not meaningful
1From lending and money market business, fixed-income securities and government inscribed debt
2From equity shares and other variable-yield securities, participating interests and investments in affiliated companies (including profit transfer agreements)
3Including expenses for pensions and other employee benefits
4Including scheduled depreciation on tangible and intangible assets
Net interest income
Net interest income was € 11.4 billion in 2025, an increase of € 2.0 billion compared to 2024. Current income, up by
€ 388 million, reflected higher contributions from affiliated companies. The net interest result from lending and securities less interest expenses increased by € 1.6 billion, mainly driven by a higher net interest income from derivatives and lower interest expenses on securitized liabilities.
Net commission income
Net commission income was € 7.8 billion in 2025, an increase of € 408 million compared to 2024. The increase was mainly driven by higher brokerage fees and management fees for assets under management in the Private Bank. In addition, higher commission fee income for other customer services contributed to the increase.
Net trading result
Net trading result amounted to € 3.7 billion in 2025, compared to € 4.3 billion in 2024. This development was mainly driven by higher negative effects from currency translation and the addition to the trading-related special reserve pursuant to Section 340e (4) HGB in the amount of € 247 million.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Income Statement

Staff expenses and other administrative costs
Staff expenses increased by € 450 million to € 6.8 billion in 2025 compared to € 6.4 billion in 2024. This increase was driven by higher expenses for defined benefit plans.
Geographical breakdown of the bank’s staff (full-time-equivalent)

Staff (full-time equivalents)[1]	Dec 31, 2025	Dec 31, 2024	Change
Germany	22,715	23,362	(647)
Europe excl. Germany	7,613	7,568	45
Americas	396	413	(17)
Africa/Asia/Australia	5,277	5,149	128
Total	36,001	36,492	(491)
1Staff (full-time equivalent) = total headcount adjusted proportionately for part time staff, excluding apprentices and interns
The decrease in the number of employees in Germany primarily results from a decrease of the number of employees in
Private Bank. In the region Africa/Asia/Australia the number of employees increased primarily in India, mainly driven by staff increases in control functions, particularly in the areas Anti-Financial Crime and Group Audit & Investigations.
Other administrative expenses were € 9.3 billion in 2025 compared to € 9.8 billion in 2024. Therein, administrative expenses (excluding scheduled depreciation and amortization on tangible and intangible assets) decreased by
€ 450 million. This development was mainly driven by lower maintenance costs and costs for IT-equipment. Scheduled depreciation and amortization of tangible and intangible assets increased by € 10 million.
Net balance of operating income and expenses
The balance of other operating income/expenses was € 186 million in 2025, compared to € (1.4) billion in 2024. This increase was mainly driven by the absence of the Postbank takeover litigation charges recorded in 2024.
Net risk provisioning
Net expense from risk provisioning, consisting of changes in credit related risk provisioning and the net result from securities held in the liquidity reserve, amounted to € 709 million in 2025, compared to € 1.1 billion in 2024. This development was mainly attributable to an increase in net result from securities held in the liquidity reserve, up by
€ 618 million, due to lower interest rate levels. Provisioning in the loan business increased by € 267 million.
Net balance of other ordinary income/expenses
The balance of other ordinary income and expenses, consisting of net valuation adjustments of investments in affiliated companies, write-downs and non-scheduled depreciation of tangible and intangible assets and expenses from loss take-
over, was € 1.6 billion in 2025, compared to € 1.3 billion in 2024.
Net valuation adjustments and net results from disposals of investments in affiliated companies amounted to € 1.8 billion in 2025 compared to € 1.6 billion in 2024, mainly relating to the bank’s franchise in the U.S. and several subsidiaries in
Europe.
Write-downs and non-scheduled depreciation of tangible and intangible assets amounted to € 121 million in 2025 compared to € 195 million in 2024 and were mainly attributable to buildings.
Expenses from loss take-over amounted to € 41 million in 2025 compared to € 54 million in 2024.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Income Statement

Extraordinary result
Net extraordinary income and expenses were € (8) million in 2025, compared to € (4) million in 2024 and were primarily driven by restructuring activities.
Taxes
In 2025, the bank recorded a tax expense of € 1.7 billion compared to a tax expense of € 955 million in the prior year. The tax expense in 2025 and the prior year’s tax expense was primarily affected by tax exempt income.
Net profit and proposed appropriation
Deutsche Bank AG recorded a net profit of € 6.2 billion in 2025, compared to a net profit of € 2.9 billion in 2024.
After an addition to revenue reserves of € 2.8 billion, the 2025 distributable profit amounted to € 3.6 billion. The Bank will propose to the Annual General Meeting a dividend of € 1.00 per share. This will reduce the distributable profit by up to € 1.9 billion, depending on the number of shares outstanding at the record date. It will also be proposed to appropriate additional € 1.5 billion to revenue reserves and to carry forward the remaining distributable profit.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Balance Sheet
Balance Sheet
The table below provides an overview of Deutsche Bank AG’s balance sheet, which is followed by further information on the individual line items.
Condensed balance sheet

			Change
in € m.	Dec 31, 2025	Dec 31, 2024	in € m.	in %
Assets
Receivables from banks and customers incl. balances with central banks and debt instruments of public-sector entities	703,256	685,315	17,941	3%
Participating interests and investments in affiliated companies	32,964	31,923	1,041	3%
Bonds and other securities and equity shares	106,845	83,732	23,113	28%
Trading Assets	318,181	301,057	17,124	6%
Remaining other assets	25,129	26,375	(1,247)	(5)%
Total assets	1,186,374	1,128,403	57,972	5%

Liabilities and Shareholders' Equity
Liabilities to banks and customers	713,207	678,503	34,704	5%
Liabilities in certificate form	104,010	100,993	3,017	3%
Trading liabilities	241,033	216,798	24,235	11%
Provisions	7,648	7,632	17	0%
Capital and reserves	48,669	44,884	3,785	8%
Subordinated liabilities, Participation rights capital, Instruments for Additional Tier 1 Regulatory Capital and Fund for general banking risks	24,250	27,966	(3,716)	(13)%
Remaining other liabilities	47,557	51,627	(4,070)	(8)%
Total liabilities and shareholders' equity	1,186,374	1,128,403	57,972	5%
As of December 31, 2025, the total balance sheet of € 1.2 trillion was slightly higher compared to year-end 2024.
Total credit extended
Total credit extended (excluding reverse repos and securities spot deals) increased by € 4.0 billion, primarily driven by an increase in claims on customers.
Total credit extended (excluding acceptance loans, reverse repos and securities spot deals)

			Change
in € m.	Dec 31, 2025	Dec 31, 2024	in € bn.	in %
Claims on customers	420,744	417,376	3,368	1%
with a residual period of
up to 5 years[1]	313,297	301,331	11,966	4%
over 5 years	107,447	116,045	(8,598)	(7)%
Loans to banks	52,232	51,573	659	1%
with a residual period of
up to 5 years[1]	35,600	36,811	(1,211)	(3)%
over 5 years	16,632	14,763	1,870	13%
Total	472,995	468,985	4,010	1%
1Including those repayable on demand and those with an indefinite period
Receivables from banks (excluding loans) outside trading increased by € 12.0 billion, driven by an increase in short-term receivables.
Investments in affiliated companies
Investments in affiliated companies increased by € 1.0 billion, primarily driven by reversal of prior write-downs on affiliated companies in the U.S. and Europe.
Securities
The bank’s securities portfolio (excluding trading assets) increased by € 23.1 billion, primarily driven by an increase in bond positions in the bank’s fixed assets portfolio.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Balance Sheet
Trading assets
Trading assets increased by € 17.1 billion, primarily driven by an increase in bond positions, traded receivables from reverse repo transactions and precious metals, partly offset by a decrease in positive market values from trading derivatives.
Deposits and securitized liabilities
Liabilities to banks decreased by € 887 million, primarily driven by outflows in deposits.
Liabilities to customers increased by € 35.6 billion, primarily driven by higher inflows in deposits repayable on demand.
Liabilities in certificate form increased by € 3.0 billion, mainly driven by an increase in short-term borrowings.
Breakdown of liabilities

			Change
in € bn.	Dec 31, 2025	Dec 31, 2024	in € bn.	in %
Liabilities to banks	138,372	139,259	(887)	(1)%
repayable on demand	78,148	73,553	4,595	6%
with agreed period or notice period	60,224	65,706	(5,482)	(8)%
Liabilities to customers	574,835	539,244	35,591	7%
Savings deposits	65,844	66,833	(989)	(1)%
Other liabilities
repayable on demand	353,071	319,520	33,550	11%
with agreed period or notice period	155,921	152,884	3,037	2%
Liabilities in certificate form	104,010	100,993	3,017	3%
Bonds and notes issued	88,145	89,171	(1,026)	(1)%
Other liabilities in certificate form	15,865	11,823	4,042	34%
thereof: Money market instruments	14,393	10,997	3,396	31%
Trading liabilities
Trading liabilities increased by € 24.2 billion, mainly attributable to an increase in traded liabilities from repo transactions, partly offset by a decrease in negative market values from trading derivatives.
Subordinated liabilities
Subordinated liabilities decreased by € 3.6 billion, primarily driven by repayments.
Instruments for Additional Tier 1 regulatory capital
Instruments for Additional Tier 1 regulatory capital as of December 31, 2025, amounted to € 11.8 billion compared to
€ 12.2 billion as of December 31, 2024, driven by the redemption of two issuances, partly offset by two new issuances.
Capital and reserves
Deutsche Bank AG’s capital and reserves as of December 31, 2025, increased by € 3.8 billion to € 48.7 billion, compared to € 44.9 billion as of December 31, 2024. The increase is mainly attributable to the distributable profit generated in
2025 as well as increase of other revenue reserves. These positive effects were partially offset by the effects from share cancellation and cash dividends paid to Deutsche Bank shareholders.
Consistent with prior years, the Bank has utilized the option available under Section 2a of the German Banking Act (KWG)
with respect to its regulatory capital and presents capital requirements for Deutsche Bank Group only.
Overall the bank maintained its stable funding, high liquidity base and solid regulatory capital position which is based on
Group capital. For further details, please refer to the liquidity risk and capital adequacy sections in the Risk Report.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Management of Deutsche Bank AG within the Group
Management of Deutsche Bank AG within the Group
The content in this chapter should be read in conjunction with the respective group sections in this Annual Report, especially “Risk Report”, “Outlook”, “Risks and Opportunities” and “Internal control over financial reporting”.
Risk Management
The impact of the risks on Deutsche Bank AG cannot be isolated from the effects on Deutsche Bank’s other legal entities, mainly driven by:
–The Group’s management structure, including its business segments follows its customers’ needs. The legal structure is determined by local legislation and therefore does not necessarily follow the management structure. For example, local legislation can determine whether the Group’s business in a certain country is conducted by a branch of
Deutsche Bank AG or by a separate subsidiary. However, the management has to monitor the risks in the bank’s business – irrespective of whether it is transacted by a branch or a subsidiary.
–Adequate risk monitoring and management requires knowledge of the extent to which the Group’s profit situation depends on the development of certain risk factors, i.e., on the creditworthiness of individual customers or securities issuers or on movements in market prices. The respective exposures therefore need to be analyzed across legal entities. Especially for the credit risk attached to a borrower, as it is irrelevant whether the credit exposure to a company is spread over several Group companies or concentrated on Deutsche Bank AG. Separate monitoring of the risk affecting Deutsche Bank AG alone would neglect the potential exposure facing the Group and, indirectly,
Deutsche Bank AG – as the parent – if the company became insolvent.
–Individual risk factors are sometimes correlated, and in some cases, they are independent of each other. If estimates of the nature and extent of this correlation are available, the Group’s management can significantly reduce the overall risk by diversifying its businesses across customer groups, issuers and countries. The risk correlation is also independent of the Group’s legal and divisional structure. Therefore, management can only optimize the risk-
mitigating effects of diversification if it manages them Group-wide and across legal entities.
For the reasons mentioned, the identification, monitoring and management of all risks in Deutsche Bank AG are integrated into the Group-wide risk management process. Following Group policies, Deutsche Bank AG adheres to the respective legal and regulatory requirements.
The Liquidity Coverage Ratio (LCR) of Deutsche Bank AG stands at 144% as of December 31, 2025, compared to 122% as of
December 31, 2024. The Net Stable Funding Ratio (NSFR) amounts to 109% as of December 31, 2025, compared to 111%
as of December 31, 2024. Both ratios are calculated separately to ensure an appropriate level of liquidity and stable funding at Deutsche Bank AG.
Outlook and Strategy
Deutsche Bank AG as the parent company of the Group defines the strategy and planning for the individual Group
Divisions. Deutsche Bank AG participates in the results of the Group Divisions through own activities and profit distribution from subsidiaries. Therefore, the Group’s outlook encompasses all Group Divisions and is not limited to the parent company. In addition, financial key performance indicators are solely defined on Group level, except for the amount of distributable profit.

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Management of Deutsche Bank AG within the Group
Risks and Opportunities
Risks
Deutsche Bank AG as a solo entity reporting under HGB faces additional risks compared to the Group in that certain transactions in a given year may lead to higher or lower losses than in the Group financial statements prepared under
IFRS. The following items carry significant risk in this respect:
–Potential valuation adjustments of investments in affiliated companies, driven by local political and economic environment, increased local regulatory requirements, restructuring or changes of share prices of listed investments.
–Increase in long-term provisions, especially pension obligations, despite rises in interest rate levels caused by the discounting with average interest rates according to Section 253 (2) German Commercial Code.
–Negative valuation adjustments to plan assets, especially in an environment of rising interest rate levels. Due to the above-mentioned valuation methodology, there might be no offsetting effect from lower pension obligations if interest rates are rising.
–Potential requirement to set up a provision according to German accounting pronouncement IDW RS BFA 3 in case the interest-bearing banking book does not generate an interest margin sufficient to cover expected credit risk costs and administrative expenses. A return of a persisting low interest rate environment and the treatment of coupon payments related to the AT1 instruments as expenses under HGB increase this risk.
In addition, profits or retained earnings from affiliated companies might not be available for distributions to Deutsche
Bank AG to support targeted dividend payments by Deutsche Bank AG  in line with  the group payout ratio.
Opportunities
Deutsche Bank AG as a solo entity reporting under HGB may have additional opportunities compared to the Group in that respect that certain transactions in a given year are reported in a more beneficial manner than for the Group under
IFRS, such as realized gains which may be recognized in the income statement under IFRS in an earlier period.
In addition, there is the possibility that Deutsche Bank AG as parent entity shows profits in a given year that are higher than its contribution to the Group’s net income, resulting from increased profit distributions from affiliated companies.
Internal control over financial reporting
The controls that are performed for the Group’s Annual Statements under IFRS apply to the bank’s financial statements under HGB accordingly. In addition to these controls, specific HGB related controls are implemented which include:
–Inter-branch reconciliation and elimination are performed for HGB specific balances
–Analytical reviews of revaluation and reclassification items between IFRS and HGB on the level of foreign branches and the German headquarters

Deutsche Bank	Standalone Parent Company information (HGB)
Annual Report 2025	Sustainability Statement for Deutsche Bank AG
Sustainability Statement for Deutsche Bank AG
Deutsche Bank AG as the parent company of the Group defines the governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters. As Deutsche Bank AG substantially represents the
Group for key metrics (e.g., total assets of the Group), such key sustainability elements are solely defined at Group level with the exception of specifically highlighted subsidiaries as outlined in the Sustainability Statement of Deutsche Bank
Group. Therefore, the details pursuant to Section 340a (1a) German Commercial Code (HGB) in conjunction with Section
289b (3) HGB can be found in the Sustainability Statement within the Combined Management Report of this Annual
Report. As the Corporate Sustainability Reporting Directive (CSRD) issued by the European Union was not transposed into German law as of December 31, 2025, the bank applied the European Sustainability Reporting Standards (ESRS) as
reporting framework as allowed by Section 289d HGB and, on that basis, discloses governance, strategy, impact, risk and opportunity management, metrics and targets for material sustainability matters.

2
Consolidated Financial Statements

425	Consolidated Statement of Income	509	21 — Property and Equipment
426	Consolidated Statement of Comprehensive Income	511	22 — Leases
427	Consolidated Balance Sheet	512	23 — Goodwill and Other Intangible Assets
428	Consolidated Statement of Changes in Equity	517	24 — Non-Current Assets and Disposal Groups Held for Sale
429	Consolidated Statement of Cash Flows	518	25 — Other Assets and Other Liabilities
431	Notes to the consolidated financial statements	518	26 — Deposits
431	01 — Material accounting policies and critical accounting estimates	519	27 — Provisions
455	02 — Recently adopted and new accounting pronouncements	528	28 — Credit related commitments and contingent liabilities
457	03 — Acquisitions and dispositions	529	29 — Other Short-Term Borrowings
458	04 — Business segments and related information	529	30 — Long-Term Debt and Trust Preferred Securities
		530	31 — Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities
471	Notes to the consolidated income statement
471	05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	532	Additional Notes
473	06 — Commissions and fee income	532	32 — Common Shares
475	07 — Net gains (losses) from derecognition of financial assets measured at amortized cost	533	33 — Employee Benefits
475	08 — Other income (loss)	551	34 — Income Taxes
475	09 — General and administrative expenses	554	35 — Derivatives
476	10 — Restructuring	559	36 — Related Party Transactions
477	11 — Earnings per share	561	37 — Information on Subsidiaries

478	Notes to the consolidated balance sheet	563	38 — Structured entities
478	12 — Financial assets/liabilities at fair value through profit or loss	568	39 — Current and non-current assets and liabilities
480	13 — Financial Instruments carried at Fair Value	569	40 — Events after the reporting period
495	14 — Fair Value of Financial Instruments not carried at Fair Value	570	41 — Regulatory capital information
497	15 — Financial assets at fair value through other comprehensive income	575	42 — Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the return on assets according to Article 26a of the German Banking Act
497	16 — Equity Method Investments	577	43 — Country by country reporting
498	17 — Offsetting Financial Assets and Financial Liabilities	579	44 — Shareholdings
502	18 — Loans
503	19 — Allowance for Credit Losses
506	20 — Transfer of Financial Assets, Assets Pledged and Received as Collateral	601	Confirmations

Deutsche Bank	Consolidated Statement of Income
Annual Report 2025
Consolidated Statement of Income

in € m.	Notes	2025	2024	2023
Interest and similar income[1]	5	44,458	49,358	44,074
Interest expense	5	28,767	36,292	30,472
Net interest income	5	15,691	13,065	13,602
Provision for credit losses	19	1,707	1,830	1,505
Net interest income after provision for credit losses		13,985	11,235	12,097
Net commission and fee income	6	10,891	10,372	9,206
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	5,160	5,987	4,947
Net gains (losses) from derecognition of financial assets measured at amortized cost	7	9	(11)	(96)
Net gains (losses) on financial assets at fair value through other comprehensive income		49	48	(—)
Net income (loss) from equity method investments	16	(6)	12	(38)
Other income (loss)	8	300	619	1,259
Total noninterest income		16,404	17,027	15,277
Compensation and benefits	33	11,813	11,731	11,131
General and administrative expenses	9	8,860	11,243	10,112
Impairment of goodwill and other intangible assets	23	—	—	233
Restructuring activities	10	(15)	(3)	220
Total noninterest expenses		20,658	22,971	21,695
Profit (loss) before income taxes		9,731	5,291	5,678
Income tax expense (benefit)	34	2,592	1,786	787
Profit (loss)		7,139	3,505	4,892
Profit (loss) attributable to noncontrolling interests		208	139	119
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components		6,931	3,366	4,772
1Interest and similar income included € 32.5 billion, € 36.9 billion and € 34.5 billion for the year ended December 31, 2025, 2024 and 2023, respectively, calculated based on effective interest method
Earnings per Share

	Notes	2025	2024	2023
Earnings per share:[1]	11
Basic		€3.16	€1.40	€2.07
Diluted		€3.09	€1.37	€2.03
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding		1,954.5	1,993.6	2,064.1
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		1,998.0	2,039.3	2,104.0
1Earnings were adjusted by € 761 million before tax in 2025 for the coupons paid on Additional Tier 1 Notes, thereof € 728 million in the second quarter and € 32 million in the fourth quarter of 2025. In the second quarters of 2024 and 2023 earnings were adjusted by € 574 million and € 498 million before tax respectively for the coupons paid on Additional Tier 1 Notes.. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Statement of Comprehensive Income
Annual Report 2025
Consolidated Statement of Comprehensive Income

in € m.	2025	2024	2023
Profit (loss) recognized in the income statement	7,139	3,505	4,892
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	27	264	(286)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(115)	(180)	(62)
Total of income tax related to items that will not be reclassified to profit or loss	(115)	(61)	155
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	638	(332)	25
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(49)	(48)	—
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(42)	(242)	439
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(44)	234	395
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	—	—	—
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	—	—	—
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(3,330)	833	(1,294)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(9)	3	(3)
Equity Method Investments
Net gains (losses) arising during the period	31	(2)	(25)
Total of income tax related to items that are or may be reclassified to profit or loss	(133)	264	18
Other comprehensive income (loss), net of tax	(3,140)	731	(637)
Total comprehensive income (loss), net of tax	3,999	4,236	4,255
Attributable to:
Noncontrolling interests	107	192	77
Deutsche Bank shareholders and additional equity components	3,892	4,044	4,178
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Balance Sheet
Annual Report 2025
Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2025	Dec 31, 2024
Assets:
Cash and central bank balances		164,659	147,494
Interbank balances (w/o central banks)		6,962	6,160
Central bank funds sold and securities purchased under resale agreements	20	37,509	40,803
Securities borrowed	20	6	44
Financial assets at fair value through profit or loss
Trading assets		153,811	139,772
Positive market values from derivative financial instruments		241,328	291,754
Non-trading financial assets mandatory at fair value through profit and loss		124,495	114,324
Financial assets designated at fair value through profit or loss		—	—
Total financial assets at fair value through profit or loss	12, 13, 20, 35	519,635	545,849
Financial assets at fair value through other comprehensive income	15	43,644	42,090
Equity method investments	16	924	1,028
Loans at amortized cost	18, 19, 20	472,620	478,921
Property and equipment	21, 22	5,924	6,193
Goodwill and other intangible assets	23	7,561	7,749
Other assets [1]	24, 25	167,472	101,207
Assets for current tax		1,609	1,801
Deferred tax assets	34	6,544	7,839
Total assets		1,435,067	1,387,177

Liabilities and equity:
Deposits	26	691,828	666,261
Central bank funds purchased and securities sold under repurchase agreements	20	4,177	3,740
Securities loaned	20	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities		42,879	43,498
Negative market values from derivative financial instruments		225,775	276,395
Financial liabilities designated at fair value through profit or loss		115,055	92,047
Investment contract liabilities		469	454
Total financial liabilities at fair value through profit or loss	12, 13, 20, 35	384,179	412,395
Other short-term borrowings	29	18,204	9,895
Other liabilities [1]	22, 24, 25	137,713	95,631
Provisions	19, 27	2,408	3,326
Liabilities for current tax		694	720
Deferred tax liabilities	34	623	590
Long-term debt	30	114,754	114,899
Trust preferred securities	30	283	287
Total liabilities		1,354,863	1,307,745
Common shares, no par value, nominal value of € 2.56	32	4,891	5,106
Additional paid-in capital		38,281	39,744
Retained earnings		28,096	23,368
Common shares in treasury, at cost	32	(185)	(713)
Accumulated other comprehensive income (loss), net of tax		(4,150)	(1,229)
Total shareholders’ equity		66,933	66,276
Additional equity components		11,708	11,550
Noncontrolling interests		1,562	1,606
Total equity		80,203	79,432
Total liabilities and equity		1,435,067	1,387,177
1Includes non-current assets and disposal groups held for sale.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated statement of changes in equity
Annual Report 2025
Consolidated Statement of Changes in Equity

					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2022	5,291	40,513	17,800	(331)	(986)	62	(570)	—	171	10	(1,314)	61,959	8,578	1,791	72,328
Total comprehensive income (loss), net of tax[1]	—	—	4,772	—	133	(43)	592	—	(1,111)	(16)	(445)	4,327	—	78	4,404
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common shares cancelled[5]	(68)	(232)	—	300	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(610)	—	—	—	—	—	—	—	—	(610)	—	(100)	(710)
Coupon on additional equity components, before tax	—	—	(498)	—	—	—	—	—	—	—	—	(498)	—	—	(498)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	(148)	—	—	—	—	—	—	—	—	(148)	—	(1)	(149)
Net change in share awards in the reporting period	—	(94)	—	—	—	—	—	—	—	—	—	(94)	—	(1)	(95)
Treasury shares distributed under share-based compensation plans	—	—	—	407	—	—	—	—	—	—	—	407	—	—	407
Tax benefits related to share-based compensation plans	—	27	—	—	—	—	—	—	—	—	—	27	—	(1)	26
Option premiums and other effects from options on common shares	—	(65)	—	—	—	—	—	—	—	—	—	(65)	—	—	(65)
Purchases of treasury shares	—	—	—	(857)	—	—	—	—	—	—	—	(857)	—	—	(857)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	39	—	—	—	—	—	—	—	—	—	39	(9)[4]	(4)	26
Balance as of December 31, 2023	5,223	40,187	21,316	(481)	(853)	18	22	—	(941)	(6)	(1,760)	64,486	8,569	1,763	74,818
Total comprehensive income (loss), net of tax[1]	—	—	3,366	—	(272)	(131)	1	—	928	(1)	525	3,891	—	191	4,082
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	(5)	—	—	5	—	—	—	—	5	—	—	—	—
Common shares cancelled[5]	(117)	(333)	—	450	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(883)	—	—	—	—	—	—	—	—	(883)	—	(264)	(1,147)
Coupon on additional equity components, before tax	—	—	(574)	—	—	—	—	—	—	—	—	(574)	—	—	(574)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	148	—	—	—	—	—	—	—	—	148	—	1	149
Net change in share awards in the reporting period	—	(23)	—	—	—	—	—	—	—	—	—	(23)	—	—	(23)
Treasury shares distributed under share-based compensation plans	—	—	—	444	—	—	—	—	—	—	—	444	—	—	444
Tax benefits related to share-based compensation plans	—	53	—	—	—	—	—	—	—	—	—	53	—	—	53
Option premiums and other effects from options on common shares	—	(41)	—	—	—	—	—	—	—	—	—	(41)	—	—	(41)
Purchases of treasury shares	—	—	—	(1,126)	—	—	—	—	—	—	—	(1,126)	—	—	(1,126)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	(99)	—	—	—	—	—	—	—	—	—	(99)	2,981 [4]	(84)	2,798
Balance as of December 31, 2024	5,106	39,744	23,368	(713)	(1,124)	(108)	23	—	(13)	(7)	(1,229)	66,276	11,550	1,606	79,432
Total comprehensive income (loss), net of tax[1]	—	—	6,931	—	418	(93)	(59)	—	(3,212)	17	(2,930)	4,002	—	106	4,108
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	(9)	—	—	9	—	—	—	—	9	—	—	—	—
Common shares cancelled[5]	(215)	(1,459)	—	1,675	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(1,315)	—	—	—	—	—	—	—	—	(1,315)	—	(107)	(1,421)
Coupon on additional equity components, before tax	—	—	(761)	—	—	—	—	—	—	—	—	(761)	—	—	(761)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	(119)	—	—	—	—	—	—	—	—	(119)	—	1	(118)
Net change in share awards in the reporting period	—	63	—	—	—	—	—	—	—	—	—	63	—	—	63
Treasury shares distributed under share-based compensation plans	—	—	—	472	—	—	—	—	—	—	—	472	—	—	472
Tax benefits related to share-based compensation plans	—	161	—	—	—	—	—	—	—	—	—	161	—	—	161
Option premiums and other effects from options on common shares	—	(75)	—	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Purchases of treasury shares	—	—	—	(1,618)	—	—	—	—	—	—	—	(1,618)	—	—	(1,618)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	(153)	—	—	—	—	—	—	—	—	—	(153)	158 [4]	(45)	(39)
Balance as of December 31, 2025	4,891	38,281	28,096	(185)	(707)	(192)	(36)	—	(3,225)	10	(4,150)	66,933	11,708	1,562	80,203

1Excluding remeasurement gains (losses) related to defined benefit plans, net of tax
2Excluding unrealized net gains (losses) from equity method investments
3Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS
4Includes net proceeds from issuance, purchase and sale of Additional Equity Components
5At December 19, 2025, Deutsche Bank cancelled 37.7 million of its common shares; the cancellation reduced the nominal value of the shares by € 96 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 1.0 billion; the difference between the common shares at cost and their nominal value has reduced additional-paid-in capital by € 903 million. At January 3, 2025, Deutsche Bank cancelled 46.4 million of its common shares; the cancellation reduced the nominal value of the shares by € 119 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 675 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by €
556 million. At March 5, 2024, Deutsche Bank cancelled 45.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 117 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 450 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 333 million. At February 28, 2023, Deutsche Bank cancelled 26.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 68 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million

Deutsche Bank	Consolidated Statement of Cash Flows
Annual Report 2025
Consolidated Statement of Cash Flows

in € m.	2025	2024	2023
Profit (loss)	7,139	3,505	4,892
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,707	1,830	1,505
Restructuring activities	(15)	(3)	220
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(22)	(76)	(84)
Deferred income taxes, net	837	473	(553)
Impairment, depreciation and other amortization, and accretion	2,805	3,388	3,111
Share of net income from equity method investments	(35)	4	107
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(13,074)	(1,188)	(699)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	3,490	(25,975)	(3,285)
Non-Trading financial assets mandatory at fair value through profit and loss	(14,115)	(25,214)	793
Financial assets designated at fair value through profit or loss	—	75	93
Loans at amortized cost	(9,415)	226	8,556
Other assets	(52,226)	13,990	(1,384)
Deposits	38,220	37,603	1,771
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	28,456	5,425	29,493
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	631	625	2,456
Other short-term borrowings	8,529	182	4,534
Other liabilities	48,755	(19,800)	777
Senior long-term debt[2]	5,754	(6,339)	(11,880)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(19,269)	(14,991)	(35,616)
Other, net	8,912	(2,323)	801
Net cash provided by (used in) operating activities	47,064	(28,584)	5,606
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	10,909	18,267	15,646
Maturities of financial assets at fair value through other comprehensive income	22,748	22,658	19,437
Sale of debt securities held to collect at amortized cost	—	20	—
Maturities of debt securities held to collect at amortized cost	4,631	7,216	8,025
Sale of equity method investments	—	—	20
Sale of property and equipment	18	20	33
Purchase of:
Financial assets at fair value through other comprehensive income	(37,989)	(46,502)	(38,648)
Debt Securities held to collect at amortized cost	(24,728)	(6,498)	(4,859)
Equity method investments	(17)	(63)	(60)
Property and equipment	(443)	(528)	(422)
Net cash received in (paid for) business combinations/divestitures	—	3	(361)
Other, net	(1,440)	(1,375)	(1,386)
Net cash provided by (used in) investing activities	(26,311)	(6,781)	(2,576)
Cash flows from financing activities:
Issuances of subordinated long-term debt[3]	54	20	1,432
Repayments and extinguishments of subordinated long-term debt[3]	(2,728)	(153)	(1,471)
Issuances of trust preferred securities[4]	—	—	—
Repayments and extinguishments of trust preferred securities[4]	(6)	(6)	(225)
Principal portion of lease payments[5]	(496)	(552)	(534)
Common shares issued	—	—	—
Purchases of treasury shares	(1,618)	(1,126)	(857)
Sale of treasury shares	—	—	—
Additional Equity Components (AT1) issued	2,500	3,000	—
Additional Equity Components (AT1) repaid	(2,360)	—	—
Purchases of Additional Equity Components (AT1)	(3,064)	(3,341)	(400)

Deutsche Bank	Consolidated Statement of Cash Flows
Annual Report 2025

in € m.	2025	2024	2023
Sale of Additional Equity Components (AT1)	3,071	3,316	415
Coupon on additional equity components, pre tax	(761)	(574)	(498)
Dividends paid to noncontrolling interests	(107)	(264)	(100)
Net change in noncontrolling interests	(6)	(84)	(5)
Cash dividends paid to Deutsche Bank shareholders	(1,315)	(883)	(610)
Net cash provided by (used in) financing activities	(6,834)	(646)	(2,852)
Net effect of exchange rate changes on cash and cash equivalents	(6,309)	2,910	(2,036)
Net increase (decrease) in cash and cash equivalents	7,611	(33,102)	(1,857)
Cash and cash equivalents at beginning of period	130,666	163,768	165,626
Cash and cash equivalents at end of period	138,277	130,666	163,768
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	1,361	1,392	955
Interest paid[6]	28,805	36,030	28,502
Interest received[6]	44,543	48,746	43,413
Dividends received	142	110	106
Cash and cash equivalents comprise
Cash and central bank balances[7]	133,193	126,353	159,326
Interbank balances (w/o central banks)[8]	5,084	4,313	4,442
Total	138,277	130,666	163,768
1Included are senior long-term debt issuances of € 12.2 billion and € 13.5 billion and repayments and extinguishments of € 6.2 billion and € 2.4 billion through December
31, 2025 and December 31, 2024, respectively
2Included are issuances of € 23.7 billion and € 25.9 billion and repayments and extinguishments of € 17.2 billion and € 33.2 billion through December 31, 2025 and
December 31, 2024, respectively
3Non-cash changes for Subordinated Long-Term Debt are € (741) million in total and mainly driven by Fair Value changes of € 62 million and Foreign Exchange movements of € (810) million through December 31, 2025 and € 532 million in total mainly driven by Fair Value changes of € 90 million and Foreign Exchange movements of € 432 million through December 31, 2024
4Non-cash changes for Trust Preferred Securities are € 2 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2025 and € 3 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2024
5Non-cash changes for Lease liabilities are € 327 million in total including Foreign Exchange movements of € (205) million through December 31, 2025 and € 673 million in total including Foreign Exchange movements of € 107 million through December 31, 2024
6Includes interest paid and interest received from derivatives qualifying as hedging instruments under the Group’s fair value hedge accounting application, which includes portfolio hedges of interest rate risk in accordance with the EU carve-out version of IAS 39
7Not included: Interest-earning time deposits with central banks of € 31.5 billion as of December 31, 2025 and € 21.2 billion as of December 31, 2024
8Not included: Interest-earning time deposits with banks of € 1.9 billion as of December 31, 2025 and € 1.9 billion as of December 31, 2024
As of December 31, 2025 cash and central bank balances include time and demand deposits at the Russian Central Bank of € 545 million (€ 377 million as of December 31, 2024). These are subject to foreign exchange restrictions. Thereof, demand deposits of € 13 million (€ 15 million as of December 31, 2024) qualify as Cash and cash equivalents at end of period.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Notes to the consolidated financial statements
01 — Material accounting policies and critical accounting
estimates
Basis of accounting
Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (“Deutsche Bank” or the
“Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (collectively the “Group”, or “Deutsche Bank”)
is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.
The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the
International Accounting Standards Board (“IASB”) and endorsed by the European Union (EU).
Prior to publication on March 12, 2026, the Supervisory Board approved the Consolidated Financial Statements 2025 of the Group on March 11, 2026, which were drawn up by the Management Board on March 5, 2026.
EU carve out
The Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major
European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, under the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of
IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–
benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
For the financial year ended December 31, 2025, the application of the EU carve-out version of IAS 39 had a positive impact of € 0.7 billion on profit before tax and of € 0.3 billion on profit after tax. For the financial year ended December 31, 2024, the application of the EU carve-out had a negative impact of € 1.4 billion on profit before taxes and of € 1.0 billion on profit post taxes.
The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on total equity also impacts the calculation of the CET1 capital ratio. As of December 31, 2025, application of the
EU carve-out had a cumulative negative impact on the CET1 capital ratio of about 60 basis points and a cumulative negative impact of about 68 basis points as of December 31, 2024.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
IFRS 7 disclosures (including disclosures on segment reporting and geopolitical risks)
Disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial
Instruments: Disclosures” are set forth in the Risk Report section of the Combined Management Report and are an integral part of the Consolidated Financial Statements.
Disclosures on geopolitical and macroeconomic related risks can be found in the section “Risks and opportunities”, as well as in the section “Risk and capital overview”, chapter “Key risk themes” in the Risk Report. The Group is exposed to general risk arising from geopolitical and macroeconomic uncertainties. The following are examples of how such risks may impact the financial results of the Group:
–Tariffs or sanctions as well as economic stagnation could impact a client’s ability to service principal and interest payments under instruments subject to IFRS 9.
–Wars and embargoes in specific regions in the world could impact client ability to generate sustainable returns to service their loans.
The Group considers such geopolitical and macroeconomic risks as part of the credit risk assessment and due diligence process before relevant clients are granted credit. The Group also manages its credit portfolio within the established risk appetite and limits.
Details on segment reporting can be found in the section “Business segments of Deutsche Bank” of the Management
Report and in Note 04 - Business segments and related information.
These audited disclosures are marked in light blue in the Risk Report.
Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission
Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported
Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities
(including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2025 onwards.
Critical accounting estimates
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. The Group’s material accounting policies are described in “Material Accounting Policies”.
Certain of the Group’s accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and may have a material impact on the
Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following material accounting policies that involve critical accounting estimates:
–The impairment of loans and provisions for off-balance sheet positions (see “Impairment of Loans and Provision for
Off-balance Sheet Positions” below)
–The impairment of financial assets at fair value through other comprehensive income (see “Impairment of Loans and
Provision for Off-balance Sheet Positions” below)
–The determination of fair value (see “Determination of Fair Value” below)
–The recognition of trade date profit (see “Recognition of Trade Date Profit” below)
–The impairment of goodwill and other intangibles (see “Goodwill and Other Intangible Assets” below)
–The recognition and measurement of deferred tax assets (see “Income Taxes” below)
–The accounting for legal and regulatory contingencies and uncertain tax positions (see “Provisions” below)
Material accounting policies
The following is a description of the material accounting policies of the Group. Except for the changes in accounting policies and changes in accounting estimates described previously and noted below these policies have been consistently applied for 2023, 2024 and 2025.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Principles of consolidation
The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit.
Subsidiaries
The Group’s subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group’s ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.
The Group sponsors the formation of structured entities and interacts with structured entities sponsored by third parties for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection.
When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:
–Purpose and design of the entity
–Relevant activities and how these are determined
–Whether the Group’s rights result in the ability to direct the relevant activities
–Whether the Group has exposure or rights to variable returns
–Whether the Group has the ability to use its power to affect the amount of its returns
Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.
Potential voting rights that are deemed to be substantive are also considered when assessing control.
Likewise, the Group also assesses existence of control where it does not control the majority of the voting power but has the practical ability to unilaterally direct the relevant activities. This may arise in circumstances where the size and dispersion of holdings of the shareholders give the Group the power to direct the activities of the investee.
Associates
Investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20% and 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group’s investment is less than 20% of the voting stock.
Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. The Group’s share of the results of associates is adjusted to conform to the accounting policies of the
Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments.
If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Foreign currency translation
The Consolidated Financial Statements are prepared in euro, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.
An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.
Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the Consolidated Statement of Income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.
Non-monetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on non-monetary items which are held at fair value through profit or loss are recognized in profit or loss.
For purposes of translation into the presentation currency, assets and liabilities of foreign operations are translated at the period end closing rate and items of income and expense are translated into euros at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries, the amount of exchange differences attributable to any noncontrolling interests is recognized in noncontrolling interests.
Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.
Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.
Interest, commissions and fees
Net interest income – Interest income and expense from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest rate method. The effective interest rate (EIR) is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows.
The estimated future cash flows used in the EIR calculation include those determined by all of the contractual terms of the asset or liability, all fees (including commissions) that are considered to be integral to the effective interest rate, direct and incremental transaction costs and all other premiums or discounts. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in trading income when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value.
If a financial asset is credit-impaired, interest revenue is calculated by applying the effective interest rate to the amortized cost amount. The amortized cost amount of a financial asset is the gross carrying amount of a financial asset after adjusting for any impairment allowance. For assets which are initially recognized as purchased or credit-impaired, interest revenue is calculated through the use of a credit-adjusted effective interest rate which takes into consideration expected credit losses.
The Group presents negative interest paid on interest-bearing assets as interest expense, and interest revenue received from interest-bearing liabilities as interest income.
The Group presents interest income and expense calculated using the EIR method separately in the Group’s consolidated statement of income.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Commissions and fee income – The Group applies the IFRS 15, “Revenue from Contracts with Customers” five-step revenue recognition model to the recognition of Commissions and Fee Income, under which income must be recognized when control of goods and services is transferred, hence the contractual performance obligations to the customer have been satisfied.
Accordingly, after a contract with a customer has been identified in the first step, the second step is to identify the performance obligation – or a series of distinct performance obligations – provided to the customer. The Group must examine whether the service is capable of being distinct and is actually distinct within the context of the contract. A promised service is distinct if the customer can benefit from the service either on its own or together with other resources that are readily available to the customer, and the promise to transfer the service to the customer is separately identifiable from other promises in the contract. The amount of income is measured on the basis of the contractually agreed transaction price for the performance obligation defined in the contract. If a contract includes a variable consideration, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. Income is recognized in profit and loss when the identified performance obligation has been satisfied. The Group does not present information about its remaining performance obligations if it is part of a contract that has an original expected duration of one year or less.
The Group determines the stand-alone selling price at contract inception of a distinct service underlying each performance obligation in the contract and allocates the transaction price in proportion to those stand-alone selling prices. The stand-alone selling price is the price at which Deutsche Bank would sell a promised service separately to a customer on an unbundled basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately in similar circumstances and to similar customers. If the Group does not sell the service to a customer separately, it estimates the stand-alone selling price at an amount using a suitable method, for example, in loan syndication transactions the Group applies the requirements for recognition of trade day profit and considers the price at which other market participants provide the same service on an unbundled basis. As such when estimating a stand-alone selling price, the Group considers all information (including market conditions) that is reasonably available to it. In doing so, the Group maximizes the use of observable inputs and applies estimation methods consistently in similar circumstances.
The Group provides asset management services that give rise to asset management and performance fees and constitute a single performance obligation. The asset management and performance fee components are variable considerations such that at each reporting date the Group estimates the fee amount to which it will be entitled in exchange for transferring the promised services to the customer. The benefits arising from the asset management services are simultaneously received and consumed by the customer over time. The Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation, subject to the removal of any uncertainty as to whether it is highly probable that a significant reversal in the cumulative amount of revenue recognized would occur or not. For performance fees this date is typically at receipt of the performance fee when any uncertainty related to the performance component has been fully removed. Where the Group recognizes performance fee revenue prior to actual receipt it applies a parameter-based methodology that assesses whether the Group expects to meet the performance fee related conditions such that it is highly probable that a significant reversal in the cumulative revenue amount recognized would not occur. In this case the right to receive the corresponding revenue amount is recognized as a contract asset and presented as other assets in the Group’s consolidated balance sheet.
Loan commitment fees related to commitments that are accounted for off balance sheet are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.
Commissions and Fee Income predominantly earned from services that are received and consumed by the customer over time: Administration, assets under management, foreign commercial business, loan processing and guarantees sundry other customer services. The Group recognizes revenue from these services over time by measuring the progress towards complete satisfaction of that performance obligation, subject to the removal of any uncertainty as to whether it is highly probable that a significant reversal in the cumulative amount of revenue recognized would occur or not.
Commissions and Fee Income predominantly earned from providing services at a point in time or transaction-type services include other securities, underwriting and advisory fees, brokerage fees, local payments, foreign currency/
exchange business and intermediary fees.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Expenses that are directly related and incremental to the generation of Commissions and Fee Income are presented net in Commissions and Fee Income in the Consolidated Statement of Income. This includes income and associated expense where the Group contractually owns the performance obligation (i.e., as Principal) in relation to the service that gives rise to the revenue and associated expense. In contrast, it does not include situations where the Group does not contractually own the performance obligation and is acting as agent. The determination of whether the Group is acting as principal or agent is based on the contractual terms of the underlying service arrangement. The gross Commissions and Fee Income and Expense amounts are disclosed in “Note 06 – Commissions and Fee Income”.
Financial assets
The Group classifies financial assets in line with the classification and measurement requirements of IFRS 9, where financial assets are classified based on both the business model used for managing the financial assets and the contractual cash flow characteristics of the financial asset (known as Solely Payments of Principal and Interest or “SPPI”).
There are three business models available:
–Hold to Collect - Financial assets held with the objective to collect contractual cash flows. They are subsequently measured at amortized cost and are recorded in multiple lines on the Group’s consolidated balance sheet.
–Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets. They are recorded as Financial assets at Fair Value through Other Comprehensive Income on the
Group’s consolidated balance sheet.
–Other - Financial assets that do not meet the criteria of either “Hold to Collect” or “Hold to Collect and Sell”. They are
recorded as Financial Assets at Fair Value through Profit or Loss on the Group’s consolidated balance sheet.
The assessment of business model requires judgment based on facts and circumstances upon initial recognition. As part of this assessment, the Group considers quantitative factors (e.g., the expected frequency and volume of sales) and qualitative factors such as how the performance of the business model and the financial assets held within that business model are evaluated and reported to the Group’s key management personnel. In addition to taking into consideration the risks that affect the performance of the business model and the financial assets held within that business model, in particular, the way in which those market and credit risks are managed; and how managers of the business are compensated (e.g., whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected). This assessment results in an asset being classified in either a Hold to Collect, Hold to Collect and
Sell or Other business model.
If the Group holds a financial asset either in a Hold to Collect or a Hold to Collect and Sell business model, then an assessment at initial recognition to determine whether the contractual cash flows of the financial asset are Solely
Payments of Principal and Interest on the principal amount outstanding is required to determine the financial asset classification. Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest in a basic lending arrangement is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement. Where cash flows can change over time due to contingent events, such as terms where the margin on a loan adjusts depending on the performance of the borrower on certain contractual ESG metrics, the contingent event and cash flows are assessed to determine if the instrument cash flows are SPPI. The nature of the contingent event and the size of the possible change in cash flows are taken into account in this assessment on an absolute and relative basis compared to the overall coupon. Additionally, as part of the SPPI assessment where the lending is non-recourse in nature then further assessment is made to determine if the cash flows are consistent with SPPI which is dependent on the nature of the underlyings, the level of subordination and the contractual cash flows of the instrument held. The Group originates and purchases debt instruments from entities issuing multiple tranches of debt. Where these instruments meet the definition of a contractually linked instruments then further analysis is performed on the cash flows and credit risk exposure of the instrument held as well as the underlying collateral held at purchase and can be held in the future.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Financial assets at fair value through profit or loss
Financial assets are classified at fair value through profit or loss if they are held in the Other business model because they are either held for trading or because they do not meet the criteria for Hold to Collect or Hold to Collect and Sell. In addition, it includes financial assets that meet the criteria for Hold to Collect or Hold to Collect and Sell business model, but the financial asset fails SPPI or where the Group designated the financial assets under the fair value option.
Financial assets classified as Financial assets at fair value through profit or loss are measured at fair value with realized and unrealized gains and losses included in Net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in Interest and Similar Income.
The Group applies trade date accounting to financial assets classified at fair value through profit or loss.
Trading assets – Financial assets are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, and trading loans.
This also includes loan commitments that are allocated to the Other business model and that are presented as derivatives held for trading.
Non-trading financial assets mandatory at fair value through profit and loss – The Group assigns any non-trading financial asset that does not fall into the Hold to Collect nor Hold to Collect and Sell business models into the Other business model and classifies them as Non-Trading Financial Assets mandatory at Fair Value through Profit and Loss. This includes predominately reverse repurchase agreements which are managed on a fair value basis. Additionally, any financial asset that falls into the Hold to Collect or Hold to Collect and Sell business models for which the contractual cash flow characteristics are not SPPI is classified by the Group as Non-Trading Financial Assets Mandatory at Fair Value
through Profit and Loss.
Financial assets at fair value through other comprehensive income
A financial asset shall be classified and measured at Fair Value through Other Comprehensive Income (“FVOCI”), if the financial asset is held in a Hold to Collect and Sell business model and the contractual cash flows are SPPI, unless designated under the fair value option.
The amortization of premiums and accretion of discounts are recorded in net interest income. Realized gains and losses are reported in net gains (losses) on financial assets at FVOCI. Generally, the weighted-average cost method is used to determine the cost of FVOCI financial assets.
The Group applies trade date accounting to financial assets classified at FVOCI.
It is possible to designate non-trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.
Financial assets at amortized cost
A financial asset is classified and subsequently measured at amortized cost if the financial asset is held in a Hold to
Collect business model and the contractual cash flows are SPPI.
Under this measurement category, the financial asset is measured at fair value at initial recognition. Subsequently the carrying amount is reduced for principal payments, plus or minus the cumulative amortization using the effective interest method. The financial asset is assessed for impairment under the IFRS 9 expected credit loss model where provisions are recognized based on expectations of potential credit losses. The Group’s impairment of financial instruments policy is described further in the section “Impairment of Loans and Provision for Off-Balance Sheet Positions (IFRS 9)”. The Group
applies settlement date accounting to financial assets measured at amortized cost.
Financial Assets at amortized cost include predominately Loans at amortized cost, Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain receivables presented in Other Assets.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Modification of financial assets and financial liabilities
When the terms of a financial asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. The modified financial asset will continue to accrue interest at its original EIR. When a modification results in derecognition the original instrument is derecognized and the new instrument recognized at fair value.
Non-credit related or commercial renegotiations where an obligor has not experienced a significant increase in credit risk since origination and has a readily exercisable right to early terminate the financial asset results in derecognition of the original agreement and recognition of a new financial asset based on the newly negotiated commercial terms.
For credit related modifications (i.e., those modifications due to significant increase in credit risk since inception) or those where the obligor does not have the readily exercisable right to early terminate, the Group assesses whether the modified terms result in the financial asset being significantly modified and therefore derecognized. This assessment includes a quantitative assessment of the impact of the change in cash flows from the modification of contractual terms and additionally, where necessary, a qualitative assessment of the impact of the change in the contractual terms. Where these modifications are not concluded to be significant, the financial asset is not derecognized and is accounted for as a modification as described above.
If the changes are concluded to be significant, the old instrument is derecognized and a new instrument recognized. The
Group then recognizes a credit loss allowance based on 12-month expected credit losses. However, if following a modification that results in a derecognition of the original financial asset, there is evidence that the new financial asset is credit-impaired on initial recognition; then the new financial asset should be recognized as an originated credit-impaired financial asset and initially classified in Stage 3 (refer to section “Impairment of Loans and Provision for Off-Balance
Sheet Positions” below).
When the terms of a financial liability are renegotiated or modified then the Group assesses whether the modified terms result in the financial liability being significantly modified and therefore derecognized. This assessment includes a quantitative assessment of the impact of the change in cash flows from the modification of contractual terms and additionally, where necessary, a qualitative assessment of the impact of the change in the contractual terms. Where these modifications are not concluded to be significant, the financial liability is not derecognized and a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Where there is derecognition the original financial liability is derecognized and the new liability recognized at its fair value.
Loan commitments
Loan commitments remain off-balance sheet, unless allocated to the Other business model and presented as derivatives held for trading. The Group does not recognize and measure changes in fair value of off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the sections
“Impairment of Loans and Provision for Off-Balance Sheet Positions” below, these off-balance sheet loan commitments are in scope of the IFRS 9 impairment model.
Financial liabilities
Under IFRS 9 financial liabilities are measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss.
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include Trading Liabilities, Financial Liabilities Designated at Fair
Value through Profit or Loss and Non-Participating Investment Contracts (“Investment Contracts”). Under IFRS 9 they are carried at fair value with realized and unrealized gains and losses included in net gains (losses) on financial assets and liabilities at fair value through profit or loss. For financial liabilities designated at fair value through profit and loss the fair value movements attributable to the Group’s own credit component for fair value movements is recognized in Other
Comprehensive Income.
The Group applies trade date accounting to financial liabilities classified at fair value through profit or loss.
Interest on interest paying liabilities are presented in interest expense for financial instruments at fair value through profit or loss.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Trading liabilities - Financial liabilities that arise from debt issued are classified as held for trading if they have been originated or incurred principally for the purpose of repurchasing them in the near term. Trading liabilities consist primarily of derivative liabilities and short positions. This also includes loan commitments where the resulting loan upon funding is allocated to the other business model such that the undrawn loan commitment is classified as derivatives held for trading.
Financial liabilities designated at fair value through profit or loss - Certain financial liabilities that do not meet the definition of trading liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (i) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or
(ii) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase agreements, loan commitments and structured note liabilities.
Investment contracts - All of the Group’s investment contracts are unit-linked contracts that match specific assets held by the Group. The contracts oblige the Group to use these assets to settle investment contract liabilities. They do not contain significant insurance risk or discretionary participation features. The contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of Income.
Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.
Embedded derivatives
Some hybrid financial liability contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host financial liability contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host financial liability contract and the hybrid financial liability contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host financial liability contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same Consolidated balance sheet line item as the host financial liability contract.
Certain hybrid financial liability instruments have been designated at fair value through profit or loss using the fair value option.
Financial liabilities at amortized cost
Financial liabilities measured at amortized cost include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the Consolidated Statement of
Income. A subsequent sale of own bonds in the market is treated as a reissuance of debt. The Group applies settlement date accounting to financial liabilities measured at amortized cost.
Offsetting of financial instruments
Financial assets and liabilities are offset, with the net amount presented in the Consolidated balance sheet, only if the
Group holds a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. The legal right to set off the recognized amounts must be enforceable in both the normal course of business and in the event of default, insolvency or bankruptcy of both the Group and its counterparty. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the Consolidated balance sheet, the associated income and expense items will also be offset in the
Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.
The majority of the offsetting applied by the Group relates to repurchase and reverse repurchase agreements. For further information please refer to Note 17 “Offsetting Financial Assets and Financial Liabilities”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Determination of fair value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an arm’s length transaction between market participants at the measurement date. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.
The Group measures certain portfolios of financial assets and financial liabilities on the basis of their net risk exposures when the following criteria are met:
–The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,
–The fair values are provided to key management personnel, and
–The financial assets and liabilities are measured at fair value through profit or loss.
This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.
Critical accounting estimates – The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity.
In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control process and the standard monthly reporting cycle. The specialist model validation and valuation control groups focus attention on the areas of subjectivity and judgment.
The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly, there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.
The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are less liquid or less observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modelling techniques. In particular, where data are obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. Where no market data are available for a particular instrument then pricing inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to decide what point within the range of estimates appropriately represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.
Financial assets and liabilities carried at fair value are required to be disclosed according to the inputs to the valuation method that are used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.
The Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.
For financial instruments measured at amortized cost (which include loans, deposits and short and long term debt issued)
the Group discloses the fair value. Generally, there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
For further discussion of the valuation methods and controls and quantitative disclosures with respect to the determination of fair value, please refer to Note 13 “Financial Instruments carried at Fair Value” and Note 14 “Fair Value of Financial Instruments not carried at Fair Value”.
Recognition of trade date profit
Trade date profit is recognized if the fair value of the financial instrument measured at fair value through profit or loss is obtained from a quoted market price in an active market, or otherwise evidenced by comparison to other observable current market transactions or based on a valuation technique incorporating observable market data. If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred.
Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of
Income when the transaction becomes observable.
Critical Accounting Estimates – Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique of the underlying financial instrument (refer to section “Determination of
Fair Value” for management judgment required in establishing fair value of financial instruments). Once deferred, the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.
Derivatives and hedge accounting
Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the Consolidated balance sheet regardless of whether they are held for trading or non-trading purposes.
The changes in fair value on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Hedge accounting
IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with
IAS 39 hedge accounting. The Group decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of January 1, 2018. The Group applies fair value hedge accounting for portfolio hedges of interest rate risk
(fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Under the EU IAS 39 carve-out, fair value macro hedge accounting may be applied to core deposits and hedge ineffectiveness for all fair value macro hedge accounting applications is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount.
For accounting purposes, the Group applies the following types of hedges:
–For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated
Statement of Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other revenue. Hedge ineffectiveness is reported in other revenue and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.
–If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
–For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the Consolidated Statement of Income in the same periods during which the forecast transaction affects the
Consolidated Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.
–Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.
–When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.
–For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.
Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.
Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-
designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.
Impairment of loans and provision for off-balance sheet positions
The impairment requirements of IFRS 9 apply to all credit exposures that are measured at amortized cost or FVOCI, and to off balance sheet lending commitments such as loan commitments and financial guarantees. For purposes of the impairment policy below, these instruments are referred to as (“Financial Assets”)
The determination of impairment losses under IFRS 9 uses an expected credit loss (“ECL”) model, where allowances are taken upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition.
Staged approach to the determination of expected credit losses
IFRS 9 states a three-stage approach to impairment for Financial Assets that are not credit-impaired at the date of origination or purchase. This approach is summarized as follows:
–Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses for all
Financial Assets. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.
–Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses for those
Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition.
This requires the determination of the ECL based on lifetime probability of default, lifetime loss given default and lifetime exposure at default that represents the probability of default occurring over the remaining lifetime of the
Financial Asset. Allowance for credit losses are higher in this stage because of an increase in credit risk since origination or purchase and the impact of a longer time horizon being considered compared to 12 months in Stage 1.
–Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a
Probability of Default of 100%, via the expected recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition of default. Financial
Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-
impaired (“POCI”) assets is discussed further below.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
ECL are calculated using three main parameters: probability of default (PD), loss given default (LGD) and exposure at default (EAD). These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking information, including macro-economic data. The 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining expected lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, incorporating the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, factoring in the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility.
Forward-Looking Information is incorporated into the measurement of the Group Allowance for Credit Losses in terms of adjustments to multi-year PD curves based on macro-economic forecasts.
The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.
Significant increase in credit risk
When determining whether the credit risk (i.e., risk of default) of a Financial Asset has increased significantly since initial recognition, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information (including macro-economic factors). The assessment of significant credit deterioration is key in determining when to move from measuring an allowance based on 12-month ECLs to one that is based on lifetime ECLs (i.e., transfer from Stage 1 to Stage 2).
The Group’s framework for determining if there has been a significant increase in credit risk aligns with the internal Credit
Risk Management (“CRM”) process and utilizes:
–Rating related indicators – based on a model that compares lifetime probability of default (PD) at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applies a quantile approach to determine a threshold to define the trigger point for a financial asset’s transition into Stage 2; and
–Process related indicators – which uses existing risk management indicators, that in Management’s view represent situations where the credit risk of financial assets has significantly increased. These include obligors being added to a credit watchlist, being mandatorily transferred to workout status, payments being 30 days or more past due or in forbearance.
These indicators are discussed further in section “IFRS 9 Impairment” in the Risk Report.
Credit-impaired financial assets in Stage 3
The Group has aligned its definition of credit-impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation under Art. 178.
The determination of whether a Financial Asset is credit-impaired and therefore in Stage 3 focuses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a
Financial Asset is credit-impaired and in Stage 3 when:
–The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit-impairment; or
–Contractual payments of either principal or interest by the obligor are past due by more than 90 days.
For Financial Assets considered to be credit-impaired, the ECL allowance covers the amount of loss the Group is expected to suffer. The estimation of ECLs is undertaken on a case-by-case basis for non-homogeneous portfolios, or by applying portfolio based parameters to individual Financial Assets in these portfolios via the Group’s ECL model for homogeneous portfolios. This estimate includes the use of discounted cash flows that are adjusted for scenarios.
Forecasts of future economic conditions when calculating ECLs are considered. The lifetime expected losses are estimated based on the probability-weighted present value of the difference between the contractual cash flows that are due to the Group under the contract; and the cash flows that the Group expects to receive.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
A Financial Asset can be classified as credit-impaired in Stage 3 but without an allowance for credit losses (i.e., no impairment loss is expected). This may be due to the value of collateral. The Group’s engine based ECL calculation is conducted on a monthly basis, whereas the case-by-case assessment of ECL in Stage 3 for non-homogeneous portfolio has to be performed at least on a quarterly basis.
Purchased or originated credit-impaired financial assets in Stage 3
A Financial Asset is considered purchased or originated credit-impaired if there is objective evidence of impairment at the time of initial recognition. Such credit-impaired Financial Assets are termed POCI Financial Assets. POCI Financial
Assets are measured to reflect lifetime expected credit losses, and all subsequent changes in lifetime expected credit losses, whether positive or negative, are recognized in the income statement as a component of the provision for credit losses. POCI Financial Assets can only be classified in Stage 3 over the life of the Financial Asset.
Write-offs
The Group reduces the gross carrying amount of a Financial Asset when there is no reasonable expectation of recovery.
Write-offs can relate to a Financial Asset in its entirety, or to a portion of it, and constitute a derecognition event. The
Group considers all relevant information in making this determination, including but not limited to:
–Foreclosure actions taken by the Group which have not been successful or have a high probability of not being successful
–Collateral liquidation which has not, or will not lead to further considerable recoveries
–Situations where no further recoveries are reasonably expected
Write-offs can take place before legal actions against the borrower to recover the debt have been concluded, and a write-off does not involve the Group forfeiting its legal right to recover the debt.
Interest rate used in the IFRS 9 model
In the context of the ECL calculation, the Group applies in line with IFRS 9 an approximation of the EIR, which is usually the contractual interest rate (“CIR”) and which does not materially differ from the EIR. The CIR is deemed to be an appropriate approximation, as the interest rate is consistently used in the ECL model, interest recognition and for discounting of the ECL.
Collateral for financial assets considered in the impairment analysis
IFRS 9 requires cash flows expected from collateral and other credit enhancement to be reflected in the ECL calculation.
The following are key aspects with respect to collateral and guarantees:
–Eligibility of collateral, i.e., which collateral should be considered in the ECL calculation;
–Collateral evaluation, i.e., what collateral (liquidation) value should be used; and
–Projection of the available collateral amount over the life of a transaction.
These concepts are outlined in more detail in section “IFRS 9 Impairment” in the Risk Report.
Critical accounting estimates – The accounting estimates and judgments related to the impairment of Financial Assets is a critical accounting estimate because the underlying assumptions used can change from period to period and may significantly affect the Group’s results of operations.
In assessing assets for impairments, management judgment is required, particularly in projecting forward-looking information and scenarios in particular in circumstances of economic and financial uncertainty, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.
For those non-homogeneous loans in Stage 3 the determination of the impairment allowance often requires the use of considerable judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market.
The determination of the expected credit losses in Stages 1 and 2 and for homogeneous loans in Stage 3 is calculated using the Group’s ECL model. The model incorporates numerous estimates and judgments. The Group performs a regular review of the model and underlying data and assumptions. The probability of defaults, loss recovery rates and judgments concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review. Management judgement is required over the following critical accounting estimates:

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
–Forward-Looking Information: The identification of key macro-economic variables (MEVs) reflects a balance of quantitative and qualitative judgements. Statistical analysis, including for example, back-testing and model sensitivities, are performed to assess the explanatory power of MEVs, while expert input from credit officers ensures management comfort in the overall model behavior. The final model parameterization is based on a review and challenge of impacts in internal governance forums and an independent validation performed by the Model Risk
Management function. Furthermore, conceptual soundness of the estimation approach is ensured by model testing analysis prepared as part of model changes and an ongoing monitoring framework in order for the ECL provision to reflect management’s best estimate in the calculation of expected credit losses.
–Significant Increase in Credit Risk: In line with the section “IFRS 9 Impairment” in the Risk Report, the Group uses rating-related indicators to determine whether a financial asset’s credit risk has significantly increased since inception.
For financial assets in non-homogeneous portfolios the ratings are determined for every counterparty individually based on credit officer’s expert judgement. For financial assets in the homogeneous portfolios (due to the large number of client relationships) the rating process is significantly automated with less judgement required by credit officers on individual counterparties. For both homogeneous and non-homogenous portfolios the rating-related indicators to determine whether the credit risk for a financial asset has significantly increased are based on a model that compares lifetime PDs at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applying a quantile approach to determine a threshold which defines the trigger point for a financial asset’s transition into Stage 2. The determination of the quantile to define Stage 2 thresholds are determined by subject matter experts in the Group’s Risk function. This represents one of the key critical judgments in the Group’s
IFRS 9 framework and is reviewed on an annual basis based on detailed stage-mover analyses, benchmarking with historical behaviors and peer comparisons.
–Stage 3 Loss Given Default (LGD) Setting for Homogeneous Portfolios: The allowance for credit losses in Stage 3 is determined for the Group’s homogeneous portfolios by an automated process based on partially time dependent
LGDs reflecting the lower recovery expectation the longer the client is in default, thereby differentiating between secured and unsecured exposures. The LGDs are calibrated using the Group’s loss history built up over preceding decades, experienced market prices of non-performing portfolios sold and expert judgement. In the case of less material portfolios, the empirical calibration of the LGD is partially supported by expert credit officer judgements, especially for determining the client cure rates as one of the key inputs. The LGD settings are validated on an annual basis and are regularly reviewed by the Group’s independent model validation process which is part of the Model Risk
Management function.
–Model adjustments: The Group regularly reviews key inputs into the ECL calculation and discusses potential model imprecision to assess the need for corrective measures in the form of overlays. Overlays are an essential output of management judgment which feeds into the model. On a quarterly basis, a senior management forum discusses the need for the recognition and/or the release of overlays. The discussion will be based on an overview of potential reasons which might require an overlay considering specific trigger points. The ultimate decision for creating overlays is jointly made by the Chief Financial Officer (CFO) and Chief Risk Officer (CRO).
The quantitative disclosures are provided in Note 18 “Loans” and Note 19 “Allowance for credit losses” as well as the Risk
Report, section “IFRS 9 Impairment”, sub-section “Model Sensitivity”.
Derecognition of financial assets and liabilities
Financial asset derecognition
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.
The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.
The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the
Consolidated Statement of Income.
Certain OTC derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges have payment or receipt of variation margin on a daily basis that represents legal or economic settlement of the outstanding derivative’s present value. This results in derecognition of the associated derivative financial asset and financial liabilities.
Repurchase and reverse repurchase agreements
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively.
The Group allocates reverse repurchase portfolios that are managed on a fair value basis to the other business model under IFRS 9 and classifies them as “Non-trading financial assets mandatory at fair value through profit or loss”.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.
Securities borrowed and securities loaned
Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities.
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the Consolidated Statement of Income in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the Consolidated balance sheet.
The Group records the amount of cash advanced or received as securities borrowed and securities loaned, respectively, in the Consolidated balance sheet.
Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 20 “Transfer of Financial Assets, Assets Pledged and
Received as Collateral”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows. Any noncontrolling interests in the acquiree are measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets (this is determined for each business combination).
Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations.
If goodwill has been allocated to a CGU and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.
Corporate assets are allocated to a CGU when the allocation can be done on a reasonable and consistent basis. If this is not possible, the individual CGU is tested without the corporate assets. They are then tested on the level of the minimum collection of CGUs to which they can be allocated on a reasonable and consistent basis.
Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 15 years on a straight-line basis based on their expected useful life. These assets are tested for impairment and their useful lives reaffirmed at least annually.
Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.
Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-
line method over the asset’s useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or any time when there is an indication of impairment once the software is in use.
Critical accounting estimates – The determination of the recoverable amount in the impairment assessment of non-
financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques (such as the cost approach), or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.
The quantitative disclosures are provided in Note 23 “Goodwill and Other Intangible Assets”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Provisions
Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party
(for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.
If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Critical accounting estimates –The use of estimates is important in determining provisions for potential losses that may arise from litigation and regulatory proceedings. The Group estimates and provides for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liability may ultimately be materially different. The Group’s total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 27 “Provisions” for further information on the uncertainties from the Group’s judicial, regulatory and arbitration proceedings.
Income taxes
The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are recognized in profit or loss except to the extent that the tax relates to items that are recognized directly in equity or other comprehensive income in which case the related tax is recognized either directly in equity or other comprehensive income accordingly.
Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized. As an exception to the aforementioned requirements, an entity shall neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.
Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.
Deferred tax related to fair value remeasurement of financial assets classified as FVTOCI, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the Consolidated Statement of Income once the underlying transaction or event to which the deferred tax relates is recognized in the Consolidated Statement of Income.
For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. The associated current and deferred tax consequences are recognized as income or expense in the consolidated statement of Income for the period. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity.
Critical accounting estimates – In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. The analysis of the historical tax capacity includes the determination as to whether a period of past profits or a history of recent losses exists at the reporting date. The determination of a period of past profits or a history of recent losses is based on the pre-tax results adjusted for permanent differences and typically covers the current and the two preceding financial years. Each quarter, the Group re-evaluates its estimate related to deferred tax assets.
The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period and requires significant management judgment.
For example, tax law changes, changes in the historical tax capacity or variances in future projected operating performance could result in a change of the carrying amount of a deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.
The use of estimates is also important in determining provisions for potential losses that may arise from uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of uncertain income tax positions, in accordance with IAS 12, “Income Taxes” and IFRIC 23, “Uncertainty over Income Tax Treatment”. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.
For further information on the Group’s income taxes (including quantitative disclosures on recognized deferred tax assets) see Note 34 “Income Taxes”.
Business combinations and noncontrolling Interests
The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non-cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.
In business combinations achieved in stages (“step acquisitions”), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be recognized on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group’s shareholders’ equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the Consolidated Statement of Income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (“APIC”).
Non-current assets held for sale
Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and be actively looking for a buyer and has no substantive regulatory approvals outstanding. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs of disposal and are presented within “Other assets” and “Other liabilities” in the balance sheet. Financial assets and liabilities meeting the criteria continue to be measured in accordance with IFRS 9. The comparatives are not restated
when non-current assets (and disposal groups) are classified as held for sale.
Property and equipment
Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software
(operating systems only). Right-of-use assets are presented together with property and equipment on the Group’s consolidated balance sheet. Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment (including initial improvements to purchased buildings). Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 25 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses.
Gains and losses on disposals are included in other income.
Property and equipment are assessed for any indication of impairment at each quarterly reporting date. If such indication exists, the recoverable amount, which is the higher of fair value less costs of disposal and value in use, must be estimated and an impairment charge is recorded to the extent the recoverable amount is less than the carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.
Financial guarantees
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.
Financial guarantees written
The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are initially recognized at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined by management based on experience with similar transactions and history of past losses.
Any increase in the liability relating to guarantees is recorded in the Consolidated Statement of Income in provision for credit losses.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Financial guarantees purchased
Purchased financial guarantees result in reimbursements under IAS 37 to the extent that the financial guarantee is entered into to mitigate the credit exposure from debt instruments with HTC or HTC&S business models. This results in recognition of a reimbursement asset for subsequent increases in the expected credit losses, to the extent it is virtually certain that the purchased financial guarantee will reimburse the Group for the loss incurred. Accordingly, when the credit risk of the borrower significantly deteriorates a reimbursement asset is recognized equal to the life-time expected credit losses and is presented as Other Assets in the Group’s Consolidated Balance Sheet. The corresponding reimbursement gain is recognized as a reduction in the Provision for credit losses in the Group’s Consolidated Statement of Income.
Purchased financial guarantees entered into to mitigate credit exposure from debt instruments allocated to HTC or
HTC&S business models may also be embedded in Collateralized Loan Obligations (CLO’s) issued by the Group. Such embedded guarantees are not accounted for separately as a reimbursement asset and are instead accounted as part of the CLO’s liability held at amortized cost. The Group regularly revises its estimated contractual redemption payment
(including the benefit of such embedded guarantees) from the CLO when the credit risk of a borrower covered by the embedded financial guarantee in the CLO significantly deteriorates. The revision is based on the life-time expected credit losses of the debt instrument (to the extent covered by the CLO).
Purchased financial guarantees entered into to mitigate credit exposure from debt instruments included in the Other business model are accounted for at fair value through profit or loss.
Leasing transactions
The Group enters into lease contracts, predominantly for land and buildings, as a lessee. Other categories are company cars and technical/IT equipment.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments).
Right-of-use assets are assessed for any indication of impairment at each quarterly reporting date. If such indication exists, the recoverable amount, which is the fair value less costs of disposal, must be estimated and an impairment charge is recorded to the extent the recoverable amount is less than the carrying amount. As right-of-use assets do not have independently generated cash flows to calculate its value in use, the Group considers any sublease income that could reasonably be earned. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.
The Group presents right-of-use assets in “Property and Equipment” and lease liabilities in “Other Liabilities”.
The Group applies the short-term lease recognition exemption to its short-term leases, i.e., those leases that have a lease term of 12 months or less from the commencement date. It also applies the lease of low-value assets recognition exemption to leases of technical/IT equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Employee benefits
Pension benefits
The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in other comprehensive income and presented in equity in the period in which they occur. The majority of the Group’s benefit plans is funded.
For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high-quality corporate bond yield curve – derived based on bond universe information sourced from reputable third-party index data providers and rating agencies – reflecting the timing, amount and currency of the future expected benefit payments for the respective plan.
Other post-employment benefits
In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method.
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income and presented in equity.
Refer to Note 33 “Employee Benefits” for further information on the accounting for pension benefits and other post-
employment benefits.
Termination benefits
Termination benefits arise when employment is terminated by the Group before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.
Share-based compensation
Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.
The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (“APIC”).
Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.
Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
Other deferred compensation plans
Compensation expense for other deferred compensation plans is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The amount recognized is based on the present value of the amount expected to be paid under the respective plan and is remeasured at each reporting date. The ultimate cumulative compensation expense recognized equals the cash or the fair value of the respective financial instruments delivered.
Government grants
The Group recognizes income from government grants when there is reasonable assurance that it will receive the grant and will comply with the conditions attached to the grant. The benefit is recognized in the period in which the grant is intended to compensate the Group for related costs and presented as a reduction of the related expense.
Options and forwards on common shares
Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.
Consolidated statement of cash flows
The consolidated statement of cash flows is prepared in accordance with the indirect method, which adjusts Profit (loss)
for non-cash transactions within operating activities and distinguishes the classification of cash flows between operating, investing, or financing activities depending on the business model and the related activities which are most appropriate to the business.
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash, and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.
There are various circumstances in which cash and cash equivalent balances held by Deutsche Bank are not available for use by the Group. Examples include cash and cash equivalent balances held by a subsidiary that operates in a country where exchange controls or other legal restrictions apply such that the balances are not available for general use by the
Group or its subsidiaries.
Due to the nature of Deutsche Bank’s business model of providing financing to clients, cash flows related to long-term debt support the bank’s operating activities and are included as a component of operating activities. In contrast, cash flows related to transactions on own equity transactions as well as subordinated long-term debt and trust preferred securities are presented as financing activities in the consolidated statement of cash flows. These financial instruments are viewed differently from those related to senior-long term debt because they are managed as an integral part of the
Group’s capital, primarily to meet regulatory capital requirements. As a result, these financial instruments are not interchangeable with other operating liabilities but can only be interchanged with equity and thus are considered part of the financing category. Financial instruments (including reverse repurchase agreements) held for liquidity purposes are presented as a component of investment activities.
The Group’s adjustments for certain non-cash transactions to Profit (loss) includes provisions for credit losses, restructuring activities, deferred income taxes and impairments, depreciations, amortization, and accretions, which also includes amortization of hedge adjustments.
For certain other non-cash transactions which are more difficult to distinguish, all movements in the operating assets and liabilities balance sheet line items are included in operating activities and are offset against the amount recognized in
Profit (loss). For example, unrealized fair value changes for trading assets and liabilities held at fair value through profit and loss are included in operating activities and do not distinguish between cash and non-cash market movements. This also applies to foreign exchange movements realized in the income statement when translating the transaction currency to the entity’s functional currency. These non-cash foreign exchange movements are included in the respective asset or liability line item in operating activities.
In addition, hedge adjustments to the carrying amount of non-derivative instruments (e.g., loans at amortized cost, deposits and senior long-term debt) that arise from the application of fair value hedge accounting are not separately disclosed as non-cash adjusting items, but included in the respective balance sheet line item in operating activities.
These amounts are netted in operating activities against the non-cash amount recognized in Profit (loss).

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 – Material accounting policies and critical accounting estimates
The amounts shown in the consolidated statement of cash flows do not necessarily match the movements in the consolidated balance sheet from one period to the next as they exclude certain non-cash items such as foreign exchange impacts when translating to the Group’s reporting currency, gross charge-offs on loans and movements due to changes in the Group’s consolidated entities.
The position “Other, net” presented in operating activities predominantly includes movements in (i) the application of cash flow hedge accounting or certain fair value hedge relationships where the hedged item is presented in investing activities but the hedging instrument is presented operating activities; and (ii) non-cash related foreign exchange translation effects on monetary Group intercompany transactions that are recognized in the Group’s consolidated statement of income; along with foreign exchange translation effects of converting transactional currency to functional currency, for certain balance sheet line items included in investing activities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	02 – Recently adopted and new accounting pronouncements
02 — Recently adopted and new accounting pronouncementss
Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2025 in the preparation of these consolidated financial statements.
IAS 21 “The Effects of Changes in Foreign Exchange Rates
On January 1, 2025, the Group adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments did not have a material impact on the Group’s consolidated financial statements.
New accounting pronouncements
The following accounting pronouncements were not effective as of December 31, 2025, and therefore have not been applied in preparing these consolidated financial statements.
IFRS 18 “Presentation and Disclosures in Financial Statements”
In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income
Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs).
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 18 on the presentation of its consolidated financial statements.
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. In August 2025, the IASB issued amendments to the not yet effective standard which cover new or amended IFRS Accounting Standards issued between February 28, 2021, and May 01, 2024, that were not considered when IFRS 19 was first issued.
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.
IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB has issued “Amendments to the Classification and Measurement of Financial Instruments
(Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-
recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows.
The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted.
The Group does not expect a material impact of the amendments on classification and measurement of financial instruments as well as on its disclosures.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	02 – Recently adopted and new accounting pronouncements
Annual Improvements to IFRS
In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-
time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its
accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial
Statements” and IAS 7 “Statement of Cash-Flows”.
The amendments will be effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements.
Contracts Referencing Nature-dependent Electricity
In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and
IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted.
The Group does not have significant exposure to electricity purchase contracts and thus does not expect a material impact on the Group’s consolidated financial statements.
IAS 21 “The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary
Presentation Currency”
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to clarify the accounting applied by a parent, whose functional currency is the currency of a hyperinflationary economy, when it consolidates a subsidiary, whose functional currency is the currency of a non-hyperinflationary economy. The IASB decided that when an entity translates amounts from a functional currency that is the currency of a non-
hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy, the entity translates those amounts, including comparative amounts, using the closing rate at the date of the most recent statement of financial position. An entity shall also disclose that it has applied this translation method in its financial statements, or in the results and financial position of its foreign operations.
The amendments will be effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The new standard has yet to be endorsed by the EU.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	03 – Acquisitions and dispositions

03 — Acquisitions and dispositions
Business combinations
During 2025 and 2024, the Group did not undertake any acquisitions accounted for as business combinations.
In April 2023, Deutsche Bank announced that it had reached an agreement on an all-cash offer for the acquisition of
Numis Corporation Plc (“Numis”). On October 13, 2023, the acquisition was completed and Deutsche Bank acquired a
100% interest in Numis for a cash purchase price of € 460 million (GBP 397 million). Following the acquisition of Numis, the determination of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date had been finalized in the fourth quarter 2023 with details included in the table below. Other intangible assets identified in the purchase price allocation included customer relationships (€ 56 million) and trade name (€ 27 million). Goodwill of
€ 235 million identified in the purchase price allocation mainly represented the expected future economic benefit of synergies and the value of human capital.
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	October 13, 2023
Cash consideration transferred	460
Total consideration transferred	460

Recognized amounts of identifiable assets acquired and liabilities assumed:[1]
Interbank balances (w/o central banks)	126
Securities borrowed	10
Financial assets at fair value through profit or loss	44
Property and equipment	53
Other intangible assets	84
All other assets	410
Total assets acquired	727
Financial liabilities at fair value through profit or loss	14
All other liabilities	488
Total liabilities assumed	502
Total identifiable net assets	225
Goodwill	235
Total identifiable net assets and goodwill acquired	460
1By major class of assets acquired and liabilities assumed
Deutsche Bank assigned goodwill resulting from the Numis acquisition to the Investment Bank cash-generating unit
(CGU). Given the valuation of the Investment Bank CGU, following the acquisition, goodwill recognized for Numis was considered impaired and written off in the fourth quarter of 2023 (also refer to Note 23 “Goodwill and Other Intangible
Assets”).
Dispositions
There were no dispositions in 2025 and 2024, but the Group had finalized several dispositions of subsidiaries/businesses during 2023. These disposals were mainly comprised of businesses that were previously classified as held for sale. The total consideration for 2023 dispositions received in 2024 and 2023 (thereof in cash) was € 3 million (cash € 3 million)
and € 117 million (cash € 99 million), respectively. The table below shows the assets and liabilities that were included in these disposals.

in € m.	2025	2024	2023
Cash and cash equivalents	—	—	7
All remaining assets	—	—	105
Total assets disposed	—	—	113
Total liabilities disposed	—	—	213

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
04 — Business segments and related information
Deutsche Bank’s segmental information has been prepared in accordance with the management approach, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to assess the financial performance of the business segments and for allocating resources to the business segments.
Business segments
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them.
The bank’s business operations are organized in a divisional structure comprising the following business segments:
–Corporate Bank
–Investment Bank
–Private Bank
–Asset Management
–Corporate & Other
The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset
Management and Corporate & Other.
Corporate Bank reports revenues based on three client categories: Institutional Client Services, Corporate Treasury
Services and Business Banking.
Investment Bank reports revenues in the categories Fixed Income & Currencies (FIC), Investment Banking & Capital
Markets as well as Research and Other.
Private Bank reports revenues in the client sectors Wealth Management and Personal Banking.
Asset Management reports revenues in the categories Management fees, Performance and Transaction fees and Other.
Corporate & Other includes revenues, costs and resources held centrally that are not allocated to the individual business segments as well as valuation and timing differences that arise on derivatives used to hedge the Group’s balance sheet.
These are accounting impacts, and valuation losses are expected to be recovered over time as the underlying instruments approach maturity. In addition, Corporate & Other contains financial impacts of legacy portfolios, previously reported as the Capital Release Unit.
In addition, based on management decisions during the reporting period further divisional changes were introduced as described in the section below.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Changes in the presentation for segments
Commencing from the first quarter of 2025, Deutsche Bank amended the classification of revenues related to certain revenue sharing activities between the Corporate Bank and the Investment Bank to more accurately reflect the impacts on net interest income and net commission and fee income. These revenue sharing activities include the allocation of foreign exchange revenues with Corporate Bank clients, recorded in the Investment Bank, to the Corporate Bank, as well as the allocation of revenues related to relationship lending activities, recorded in the Corporate Bank, to the Corporate
Bank and the Investment Bank. Previously, both allocations were reported in remaining income, but are now directly classified in the respective revenue categories. The change did not result in a change of intersegment revenue allocation between the Corporate Bank and the Investment Bank and had no impact on the Group’s consolidated statement of income. Prior year’s comparatives are presented in the current reporting structure.
In the first quarter of 2024, Investment Bank renamed “FIC Sales & Trading” to “Fixed Income & Currencies” and
introduced two additional sub‑categories: “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex
Financing”. In the fourth quarter of 2025, Investment Bank renamed “Fixed Income & Currencies: Ex Financing” to “Fixed
Income & Currencies: Markets”. These adjustments were made to enhance transparency regarding the composition of
FIC’s revenues. In addition, “Origination & Advisory” was renamed to “Investment Banking & Capital Markets” to better reflect the business it focuses on, with revenues continuing to be split in Debt Origination, Equity Origination and
Advisory. In addition, Research revenues are reported together with Other in “Research and Other”.
Commencing from the first quarter of 2024, Private Bank follows a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” and “Wealth Management & Private
Banking”. In the fourth quarter of 2025, “Wealth Management & Private Banking” was renamed to “Wealth Management”.
This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth
Management combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector
Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management client sector). Prior year’s comparatives are presented in the current reporting structure.
Within the Private Bank coverage area ‘Wealth Management’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, in the first quarter of 2024, demand deposits of Private Banking
Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management’.
Prior year’s comparatives are presented in the current reporting structure.
Measurement of segment profit or loss
Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Segment results of operations” section within this note. The information provided about each segment is based on internal management reporting about segment profit or loss, assets and other information which is regularly reviewed by the chief operating decision maker.
Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances. The Group’s internal management reporting does not consider segment liabilities or interest expense separately. Similarly, depreciation and amortization, tax expenses and other comprehensive income are not presented separately internally and are therefore not disclosed here.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Non-IFRS compliant accounting methods used in the Group’s management reporting represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS and to the recognition of trading results from own shares in revenues in management reporting (in the Investment Bank) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of the profit before tax of the businesses in management reporting (with a reversal in Corporate & Other) and a component of net income appropriation under IFRS.
Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.
The management reporting systems allocate the Group’s external net interest income according to the value of funding consumed or provided by each business segment’s activities, in accordance with the bank’s internal funds transfer pricing framework. Furthermore, to retain comparability with those competitors that have legally independent units with their own equity funding, the Group allocates a net notional interest benefit on its consolidated capital, in line with each segment’s proportion of average shareholders’ equity.
Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments.
The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results.
Allocation of Average Shareholder’s Equity
Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment.
Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1
(CET1) ratio, the Group’s leverage ratio and the Group’s capital loss under stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the
CET1 ratio and the leverage ratio are measured through risk-weighted assets and leverage ratio exposure. The Group’s capital loss under stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario.
Goodwill and other intangible assets are directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’
equity is allocated on a monthly basis and averaged across quarters and for the full year.
Changes to capital allocation framework
Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior year’s comparatives are presented in the current reporting structure.
While the adjustment of the prior periods’ allocations impact the segmental RoTE, the respective Group metrics are unaffected by the change.
Beginning in December 2025, Deutsche Bank revised the allocation of (tangible) shareholders’ equity to more accurately assess the shareholder value generated by Asset Management. As part of this adjustment, approximately € 1 billion of
CET1 capital contributed to Deutsche Bank Group by DWS minority shareholders is now recognized as a reduction in the equity allocated to the Asset Management segment. Previously, this minority interest benefit, which is part of regulatory own funds, was reflected in Corporate & Other. This change affects only the Asset Management segment and does not impact the metrics of Deutsche Bank Group or the bank’s other operating segments. As the implementation began in
December 2025, the change impacts the financials for the fourth quarter and the full year 2025. No adjustments were made to prior periods’ capital allocation, resulting in a phased effect on the 2025 financials. The full impact in form of a lower average allocated shareholders' equity and hence a higher post-tax return on average tangible shareholders’
equity for the Asset Management segment, will be visible in the 2026 financial year.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Driver-Based Cost Management allocations methodology change
In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of
Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to
Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption. Prior year’s comparatives are presented in the current reporting structure. For the full year 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 175 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of
€ 42 million, for Private Bank of € 48 million, for Asset Management of € — million and for Corporate and Other of
€ 84 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.
Changes to operational Risk RWA allocation framework
Starting in 2024, Deutsche Bank introduced a refined and more granular framework to allocate operational risk RWA to the segments. While the respective segmental RWA metrics are impacted by the change in methodology with a more pronounced impact from the second quarter of 2024 onwards, the Group’s operational risk RWA are unaffected by the change.
Tax Exempt Securities
Net interest income as a component of net revenues, profit (loss) before tax and related ratios are presented on a fully taxable-equivalent basis for tax-exempt securities for the Investment Bank. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This presentation resulted in an increase in
Investment Bank net interest income of € 22 million for full year 2025, € 18 million for full year 2024 and € 10 million for full year 2023. This increase is offset in Group consolidated figures through a reversal in Corporate & Other. The predominant tax rate used for 2025, 2024 and 2023 in determining the fully taxable equivalent of the net interest income was 21% and related to U.S. tax exempt securities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Segmental results of operations
The following tables present the results of the Group’s business segments, including the reconciliation to the consolidated results of operations under IFRS.

	2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,400	11,541	9,665	3,077	413	32,096
Provision for credit losses	194	827	578	(2)	108	1,707
Noninterest expenses
Compensation and benefits	1,632	2,894	2,795	952	3,541	11,813
General and administrative expenses	2,971	3,782	3,958	871	(2,721)	8,860
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	—	—	(15)	—	—	(15)
Total noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Noncontrolling interests	—	16	—	272	(289)	—
Profit (loss) before tax	2,603	4,022	2,348	983	(226)	9,731

Assets (in € bn)[2]	323	736	316	11	49	1,435
Loans (gross of allowance for loan losses, in € bn)	120	115	247	—	(3)	479
Additions to non-current assets	14	6	65	20	1,938	2,042
Deposits (in € bn)	329	28	329	—	5	692
Average allocated shareholders' equity (in € bn)	12	24	15	5[3]	10	66

Risk-weighted assets (in € bn)	72	136	92	16	31	347
of which: operational risk RWA (in € bn)[4]	11	18	15	5	14	63
Leverage exposure (in € bn)	358	602	326	10	32	1,327
Employees (full-time equivalent)	27,320	20,592	35,443	5,425	1,099	89,879
Post-tax return on average shareholders’ equity[5,6]	14.1%	10.8%	10.1%	12.9%	N/M	9.3%
Post-tax return on average tangible shareholders’ equity[5,6]	15.3%	11.2%	10.5%	29.1%	N/M	10.3%
Cost/income ratio[7]	62.2%	57.8%	69.7%	59.3%	N/M	64.4%

[1] includes
Net interest income	4,567	4,681	6,169	24	249	15,691
Net income (loss) from equity method investments	4	(69)	4	52	3	(6)
[2] includes
Equity method investments	101	264	102	453	5	924
N/M – Not meaningful
3 Starting from the fourth quarter 2025, the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report
4 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6 Post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflect the reported effective tax rate for the Group, which was 27% for the year ended December 31, 2025; for post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the
Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2025; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,557	9,386	2,649	(6)	30,092
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,611	2,690	2,938	919	3,574	11,731
General and administrative expenses	3,448	3,970	4,395	904	(1,474)	11,243
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	(1)	—	(3)	—	—	(3)
Total noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Noncontrolling interests	—	5	—	194	(199)	—
Profit (loss) before tax	2,101	3,344	1,204	632	(1,989)	5,291

Assets (in € bn)[2]	280	756	324	11	17	1,387
Loans (gross of allowance for loan losses, in € bn)	117	110	257	—	—	485
Additions to non-current assets	12	3	160	30	1,886	2,091
Deposits (in € bn)	313	22	320	—	11	666
Average allocated shareholders' equity (in € bn)	12	24	14	5	10	65

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,280	20,065	37,059	5,166	1,183	89,753
Post-tax return on average shareholders’ equity[4,5]	11.9%	9.1%	5.1%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[4,5]	12.7%	9.4%	5.1%	18.0%	N/M	4.7%
Cost/income ratio[6]	67.4%	63.1%	78.1%	68.8%	N/M	76.3%

[1] includes
Net interest income	4,987	3,372	5,786	25	(1,104)	13,065
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes
Equity method investments	90	379	102	451	6	1,028
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 34% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	47	28,879
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,539	2,534	2,808	891	3,358	11,131
General and administrative expenses	3,088	4,082	4,718	934	(2,710)	10,112
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Restructuring activities	(4)	(3)	228	—	(1)	220
Total noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Noncontrolling interests	—	3	—	163	(166)	—
Profit (loss) before tax	2,828	1,880	1,032	396	(459)	5,678

Assets (in € bn)[2]	264	658	331	10	49	1,312
Loans (gross of allowance for loan losses, in € bn)	117	101	261	—	—	479
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	—	7	622
Average allocated shareholders' equity (in € bn)	11	23	14	5	10	63

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,356	19,899	38,465	4,961	1,449	90,130
Post-tax return on average shareholders’ equity[4,5]	17.1%	4.9%	4.5%	5.2%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity[4,5]	18.5%	5.1%	4.8%	12.2%	N/M	7.4%
Cost/income ratio[6]	59.9%	74.7%	81.0%	76.6%	N/M	75.1%

[1] includes
Net interest income	5,241	2,887	6,156	(124)	(557)	13,602
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes
Equity method investments	91	413	84	420	5	1,013
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 14% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Corporate Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services[1]	4,220	4,197	4,381	23	1	(184)	(4)
Institutional Client Services	1,917	1,956	1,895	(39)	(2)	62	3
Business Banking[1]	1,263	1,352	1,442	(90)	(7)	(90)	(6)
Total net revenues	7,400	7,506	7,718	(106)	(1)	(212)	(3)
Of which:
Net interest income[2]	4,567	4,987	5,241	(419)	(8)	(254)	(5)
Net commission and fee income[2]	2,704	2,577	2,460	127	5	118	5
Remaining income[2]	129	(58)	18	186	N/M	(75)	N/M
Provision for credit losses	194	347	266	(153)	(44)	81	30
Noninterest expenses
Compensation and benefits	1,632	1,611	1,539	21	1	72	5
General and administrative expenses	2,971	3,448	3,088	(477)	(14)	359	12
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	(1)	(4)	1	N/M	4	N/M
Total noninterest expenses	4,603	5,058	4,623	(455)	(9)	435	9
Noncontrolling interests	—	—	—	—	N/M	—	N/M
Profit (loss) before tax	2,603	2,101	2,828	502	24	(728)	(26)

Employees (front office, full-time equivalent)[3]	8,420	7,959	7,670	461	6	289	4
Employees (business-aligned operations, full- time equivalent)[3]	8,181	8,171	8,017	10	—	154	2
Employees (allocated central infrastructure, full- time equivalent)[3]	10,719	10,150	9,669	569	6	481	5
Total employees (full-time equivalent)[3]	27,320	26,280	25,356	1,040	4	924	4
Total assets (in € bn)[3,4]	323	280	264	44	16	16	6
Risk-weighted assets (in € bn)[3]	72	78	69	(6)	(8)	9	13
of which: operational risk RWA (in € bn)[3,5]	11	11	6	—	1	5	94
Leverage exposure (in € bn)[3]	358	339	307	18	5	33	11
Deposits (in € bn)[3]	329	313	289	17	5	23	8
Loans (gross of allowance for loan losses, in € bn)[3]	120	117	117	3	2	—	—
Cost/income ratio[6]	62.2%	67.4%	59.9%	(5.2)ppt	N/M	7.5ppt	N/M
Post-tax return on average shareholders' equity[7,8]	14.1%	11.9%	17.1%	2.2ppt	N/M	(5.2)ppt	N/M
Post-tax return on average tangible shareholders’ equity[7,8]	15.3%	12.7%	18.5%	2.6ppt	N/M	(5.8)ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking.
The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior year’s comparatives are presented in the current reporting structure
2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
3 As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
7Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Investment Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	9,610	8,518	7,897	1,092	13	621	8
Fixed Income & Currencies: Financing	3,561	3,183	2,909	377	12	275	9
Fixed Income & Currencies: Markets[1]	6,050	5,335	4,989	715	13	346	7
Investment Banking & Capital Markets[2]	1,861	1,990	1,238	(129)	(6)	752	61
Debt Origination	1,100	1,274	837	(174)	(14)	437	52
Equity Origination	225	186	102	39	21	83	82
Advisory	536	531	299	5	1	232	77
Research and Other[3]	70	49	24	20	41	25	102
Total net revenues[4]	11,541	10,557	9,160	984	9	1,398	15
Provision for credit losses	827	549	431	278	51	119	28
Noninterest expenses
Compensation and benefits	2,894	2,690	2,534	204	8	156	6
General and administrative expenses	3,782	3,970	4,082	(188)	(5)	(112)	(3)
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	—	—	(3)	—	38	3	N/M
Total noninterest expenses	6,675	6,660	6,846	15	—	(186)	(3)
Noncontrolling interests	16	5	3	12	N/M	2	52
Profit (loss) before tax	4,022	3,344	1,880	679	20	1,463	78

Employees (front office, full-time equivalent)[5]	5,037	4,888	4,856	149	3	32	1
Employees (business-aligned operations, full- time equivalent)[5]	3,151	3,168	3,146	(17)	(1)	22	1
Employees (allocated central infrastructure, full- time equivalent)[5]	12,404	12,009	11,898	395	3	111	1
Total employees (full-time equivalent)[5]	20,592	20,065	19,899	527	3	166	1
Total assets (in € bn)[5,6]	736	756	658	(20)	(3)	98	15
Risk-weighted assets (in € bn)[5]	136	130	140	7	5	(10)	(7)
of which: operational risk RWA (in € bn)[5,7]	18	15	22	3	21	(7)	(32)
Leverage exposure (in € bn)[5]	602	593	546	10	2	46	8
Deposits (in € bn)[5]	28	22	18	6	26	4	23
Loans (gross of allowance for loan losses, in € bn)[5]	115	110	101	5	5	9	9
Cost/income ratio[8]	57.8%	63.1%	74.7%	(5.2)ppt	N/M	(11.7)ppt	N/M
Post-tax return on average shareholders’ equity[9,10]	10.8%	9.1%	4.9%	1.7ppt	N/M	4.2ppt	N/M
Post-tax return on average tangible shareholders’ equity[9,10]	11.2%	9.4%	5.1%	1.8ppt	N/M	4.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5As of year-end
6Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
7 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
9 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
10For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Private Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking[1]	5,284	5,253	5,442	31	1	(190)	(3)
Wealth Management[1,2]	4,381	4,133	4,128	248	6	5	0
Total net revenues	9,665	9,386	9,571	279	3	(185)	(2)
of which:
Net interest income	6,169	5,786	6,156	383	7	(370)	(6)
Net commission and fee income	2,999	2,956	2,852	43	1	104	4
Remaining income	497	643	563	(146)	(23)	80	14
Provision for credit losses	578	851	783	(273)	(32)	68	9
Noninterest expenses:
Compensation and benefits	2,795	2,938	2,808	(143)	(5)	130	5
General and administrative expenses	3,958	4,395	4,718	(438)	(10)	(323)	(7)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	0	N/M
Restructuring activities	(15)	(3)	228	(12)	N/M	(231)	N/M
Total noninterest expenses	6,738	7,331	7,755	(593)	(8)	(424)	(5)
Noncontrolling interests	—	—	—	—	45	—	(45)
Profit (loss) before tax	2,348	1,204	1,032	1,144	95	172	17

Employees (front office, full-time equivalent)[3]	15,840	17,053	18,483	(1,213)	(7)	(1,430)	(8)
Employees (business-aligned operations, full-time equivalent)[3]	7,497	7,842	7,780	(345)	(4)	62	1
Employees (allocated central infrastructure, full- time equivalent)[3]	12,106	12,164	12,202	(58)	N/M	(38)	0
Total employees (full-time equivalent)[3]	35,443	37,059	38,465	(1,616)	(4)	(1,406)	(4)
Total assets (in € bn)[3,4]	316	324	331	(8)	(2)	(7)	(2)
Risk-weighted assets (in € bn)[3]	92	97	86	(5)	(5)	11	13
of which: operational risk RWA (in € bn)[3,5]	15	14	8	0	2	7	89
Leverage exposure (in € bn)[3]	326	336	339	(10)	(3)	(2)	(1)
Deposits (in € bn)[2]	329	320	308	9	3	13	4
Loans (gross of allowance for loan losses, in € bn)[3]	247	257	261	(11)	(4)	(4)	(1)
Assets under Management (in € bn)[3,6]	685	634	579	51	8	55	9
Net flows (in € bn)	27	29	23	(2)	(7)	6	26
Cost/income ratio[7]	69.7%	78.1%	81.0%	(8.4)ppt	N/M	(2.9)ppt	N/M
Post-tax return on average shareholders' equity[8,9]	10.1%	5.1%	4.5%	5.1ppt	N/M	0.5ppt	N/M
Post-tax return on average tangible shareholders’ equity[8,9]	10.5%	5.1%	4.8%	5.4ppt	N/M	0.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior year’s comparatives are presented in the current reporting structure
2Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
3As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
8Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
9For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Asset Management

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,597	2,479	2,314	119	5	164	7
Performance and transaction fees	318	148	128	170	115	20	16
Other	162	23	(59)	139	N/M	82	N/M
Total net revenues	3,077	2,649	2,383	427	16	267	11
Provision for credit losses	(2)	(1)	(1)	(1)	172	—	(23)
Noninterest expenses
Compensation and benefits	952	919	891	33	4	28	3
General and administrative expenses	871	904	934	(34)	(4)	(29)	(3)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	—	—	N/M	—	N/M
Total noninterest expenses	1,823	1,823	1,825	—	0	(1)	0
Noncontrolling interests	272	194	163	78	40	32	20
Profit (loss) before tax	983	632	396	350	55	236	60

Employees (front office, full-time equivalent)[1]	2,103	2,065	2,044	38	2	21	1
Employees (business-aligned operations, full- time equivalent)[1]	2,732	2,510	2,343	222	9	167	7
Employees (allocated central infrastructure, full- time equivalent)[1]	590	591	574	(1)	0	17	3
Total employees (full-time equivalent)[1]	5,425	5,166	4,961	259	5	205	4
Total assets (in € bn)[1,2]	11	11	10	—	2	—	2
Risk-weighted assets (in € bn)[1]	16	18	15	(3)	(16)	3	22
of which: operational risk RWA (in € bn)[1,3]	5	5	3	1	13	1	35
Leverage exposure (in € bn)[1]	10	10	10	—	1	—	4
Assets under Management (in € bn)[1,4]	1,085	1,012	896	73	7	115	13
Net flows (in € bn)	51	26	28	25	98	(3)	(9)
Cost/income ratio[5]	59.3%	68.8%	76.6%	(9.6)ppt	N/M	(7.8)ppt	N/M
Post-tax return on average shareholders' equity[6,7]	12.9%	8.0%	5.2%	4.9ppt	N/M	2.9ppt	N/M
Post-tax return on average tangible shareholders’ equity[6,7]	29.1%[8]	18.0%	12.2%	11.0ppt	N/M	5.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3Starting from the first quarter of 2024 the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Assets under Management (AuM) means assets (i) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (ii) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
7For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
8 Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Corporate & Other

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues	413	(6)	47	419	N/M	(54)	N/M
Provision for credit losses	108	83	26	26	31	57	N/M
Noninterest expenses
Compensation and benefits	3,541	3,574	3,358	(33)	(1)	216	6
General and administrative expenses	(2,721)	(1,474)	(2,710)	(1,247)	85	1,236	(46)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	(1)	—	N/M	1	N/M
Total noninterest expenses	819	2,100	647	(1,280)	(61)	1,453	N/M
Noncontrolling interests	(289)	(199)	(166)	(89)	45	(33)	20
Profit (loss) before tax	(226)	(1,989)	(459)	1,763	(89)	(1,530)	N/M

Total Employees (full-time equivalent)[1]	36,918	36,097	35,792	821	2	305	1
Risk-weighted assets (in € bn)[1]	31	34	40	(3)	(7)	(6)	(15)
Leverage exposure (in € bn)[1]	32	38	39	(6)	(16)	(1)	(3)
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 – Business segments and related information
Entity-wide disclosures
The Group’s entity-wide disclosures include net revenues from internal and external counterparties. Excluding revenues from internal counterparties would require disproportionate IT investment and is not in line with the bank's management approach. For details of the net revenue components please see “Management Report: Operating and Financial Review:
Results of Operations: Corporate Divisions”.
The following table presents total net revenues (before provision for credit losses) by geographic area for the years ended December 31, 2025, 2024 and 2023 respectively. The information presented for Corporate Bank, Investment
Bank, Private Bank and Asset Management has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate & Other is presented on a global level only, as management responsibility for Corporate & Other is held centrally.

in € m.	2025	2024	2023
Germany:
Corporate Bank	3,558	3,811	4,225
Investment Bank	720	641	573
Private Bank	6,511	6,388	6,567
Asset Management	1,438	1,286	1,211
Total Germany	12,226	12,127	12,576
UK:
Corporate Bank	211	193	192
Investment Bank	4,033	3,882	3,503
Private Bank	63	46	54
Asset Management	652	404	350
Total UK	4,959	4,525	4,099
Rest of Europe:
Corporate Bank	1,154	1,238	1,196
Investment Bank	392	477	330
Private Bank	2,051	1,953	1,981
Asset Management	329	308	274
Total Rest of Europe	3,926	3,975	3,782
Americas (primarily United States):
Corporate Bank	1,241	1,090	1,011
Investment Bank	4,423	3,869	3,041
Private Bank	478	475	462
Asset Management	549	562	432
Total Americas	6,691	5,996	4,945
Asia/Pacific, Middle East and Africa:
Corporate Bank	1,236	1,174	1,094
Investment Bank	1,973	1,688	1,713
Private Bank	563	524	506
Asset Management	109	90	115
Total Asia/Pacific, Middle East and Africa	3,881	3,476	3,428
Corporate & Other	413	(6)	47
Consolidated net revenues[1]	32,096	30,092	28,879
Prior year’s comparatives aligned to presentation in the current year
1Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income); revenues are attributed to countries based on the location in which the Group’s booking office is located; the location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction; where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	05 – Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Notes to the consolidated income statement
05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net interest income

in € m.	2025	2024	2023
Interest and similar income:
Interest income on cash and central bank balances	4,733	7,045	7,048
Interest income on interbank balances (w/o central banks)	261	643	607
Central bank funds sold and securities purchased under resale agreements	2,236	1,935	1,069
Loans	21,268	23,692	22,559
Other	2,561	2,140	2,103
Total Interest and similar income from assets measured at amortized cost	31,059	35,456	33,385
Interest income on financial assets at fair value through other comprehensive income	1,421	1,408	1,097
Total interest and similar income calculated using the effective interest method	32,480	36,865	34,482
Financial assets at fair value through profit or loss	11,978	12,493	9,592
Total interest and similar income	44,458	49,358	44,074
Thereof: negative interest expense on financial liabilities	23	28	76
Interest expense:
Interest-bearing deposits	11,964	16,867	13,706
Central bank funds purchased and securities sold under repurchase agreements	854	708	388
Other short-term borrowings	518	390	310
Long-term debt	5,121	6,770	6,154
Trust preferred securities	16	17	16
Other	2,761	3,035	2,848
Total interest expense measured at amortized cost	21,233	27,787	23,422
Financial liabilities at fair value through profit or loss	7,534	8,505	7,051
Total interest expense	28,767	36,292	30,472
Thereof: negative interest income on financial assets	19	39	81
Net interest income	15,691	13,065	13,602
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III program)
As of December 31, 2025 and December 31, 2024 the Group had no outstanding borrowings under the TLTRO III-
refinancing program (December 31, 2023: € 15.0 billion). The prior interest rates on TLTRO III refinancing operations were indexed to the average applicable key ECB interest rates. The TLTRO III program generated no net interest expense for the twelve months ended December 31, 2025 (December 31, 2024: € 144 million and December 31, 2023: € 741 million).

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	05 – Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2025	2024	2023
Trading Income:
FIC Sales and Trading	4,963	5,045	5,116
Other trading income (loss)	372	849	(238)
Total trading income (loss)	5,335	5,894	4,878
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:
Breakdown by financial assets category:
Debt Securities	58	(94)	89
Equity Securities	111	24	(10)
Loans and loan commitments	(13)	(8)	112
Deposits	—	(4)	(5)
Others non-trading financial assets mandatory at fair value through profit and loss	4	18	31
Total net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:	160	(65)	217
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Loans and loan commitments	11	5	12
Deposits	1	2	(0)
Long-term debt	(369)	157	(180)
Other financial assets/liabilities designated at fair value through profit or loss	23	(7)	20
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,160	5,987	4,947
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2025	2024	2023
Net interest income	15,691	13,065	13,602
Trading income (loss)[1]	5,335	5,894	4,878
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	160	(65)	217
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,160	5,987	4,947
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	20,852	19,052	18,549
Corporate Treasury Services	2,788	2,846	3,060
Institutional Client Services	876	996	940
Business Banking	1,005	1,103	1,193
Corporate Bank	4,669	4,946	5,193
Fixed Income & Currency	9,549	8,535	8,171
Remaining Products	(242)	(166)	(196)
Investment Bank	9,308	8,368	7,976
Personal Banking	4,212	3,867	4,090
Wealth Management	2,258	2,132	2,287
Private Bank	6,470	5,998	6,377
Asset Management	180	269	(11)
Corporate & Other	225	(529)	(986)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,852	19,052	18,549
1Trading income (loss) includes gains and losses from derivatives not qualifying for hedge accounting
2Prior year’s comparatives aligned to presentation in the current year
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains
(losses) of financial assets/liabilities at fair value through profit or loss by business division.

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	06 – Commissions and fee income
06 — Commissions and fee income

in € m.	2025	2024	2023
Net commission and fee income and expense:
Commissions and fee income	14,190	13,190	11,657
Commissions and fee expense	3,299	2,818	2,452
Net commission and fee income	10,891	10,372	9,206
Disaggregation of revenues by product type and business segment

	Dec 31, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	230	76	278	15	3	603
Commissions for assets under management	24	—	470	4,166	—	4,660
Commissions for other securities	484	25	39	—	—	549
Underwriting and advisory fees	49	1,769	8	—	13	1,839
Brokerage fees	23	294	1,125	42	1	1,484
Commissions for local payments	587	5	860	—	1	1,453
Commissions for foreign commercial business	500	26	21	—	(40)	506
Commissions for foreign currency/ exchange business	4	—	6	—	—	10
Commissions for loan processing and guarantees[1]	608	521	138	—	3	1,269
Intermediary fees	34	1	435	—	11	481
Fees for sundry other customer services[1]	1,014	112	98	107	3	1,334
Total commissions and fee income	3,557	2,830	3,477	4,331	(5)	14,190
Commissions and fee expense						(3,299)
Net commission and fee income						10,891
1Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals

	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	215	54	265	16	—	550
Commissions for assets under management	20	—	416	3,805	—	4,242
Commissions for other securities	451	—	38	1	—	491
Underwriting and advisory fees	53	1,640	6	—	66	1,764
Brokerage fees	21	327	1,052	39	1	1,440
Commissions for local payments	550	13	909	—	(9)	1,464
Commissions for foreign commercial business	483	32	20	—	(34)	502
Commissions for foreign currency/ exchange business	6	—	4	—	—	10
Commissions for loan processing and guarantees[1]	575	487	270	—	1	1,334
Intermediary fees	30	1	402	—	11	444
Fees for sundry other customer services[1]	582	158	87	117	6	949
Total commissions and fee income	2,988	2,713	3,470	3,978	42	13,190
Commissions and fee expense						(2,818)
Net commission and fee income						10,372
Prior year’s comparatives aligned to presentation in the current year
1Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	06 – Commissions and fee income

	Dec 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	204	55	247	11	(2)	515
Commissions for assets under management	18	—	362	3,527	—	3,907
Commissions for other securities	461	—	37	1	1	499
Underwriting and advisory fees	43	1,093	16	—	4	1,156
Brokerage fees	19	280	971	33	(20)	1,282
Commissions for local payments	488	—	995	—	1	1,484
Commissions for foreign commercial business	475	27	22	—	(27)	497
Commissions for foreign currency/ exchange business	6	—	4	—	—	10
Commissions for loan processing and guarantees[1]	530	446	230	—	1	1,207
Intermediary fees	28	3	364	—	10	405
Fees for sundry other customer services[1]	496	42	41	117	—	695
Total commissions and fee income	2,767	1,946	3,288	3,689	(33)	11,657
Commissions and fee expense						(2,452)
Net commission and fee income						9,206
Prior year’s comparatives aligned to presentation in the current year
1Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals
In 2025, the Group recognized performance fee revenue prior to receipt of actual distribution of € 165 million for the year ended December 31, 2025 (December 31, 2024: € 0 million), which has been recognized in the Consolidated
Statement of Income. This performance fee will only be received after realization of all related conditions. The actual amount at maturity depends on the realized values of the remaining fund assets.
As of December 31, 2025, there were performance obligations to be satisfied of € 173 million with a time band of four years from 2026 to 2029 (as of December 31, 2024, € 250 million with a time band of four years from 2025 to 2028) from alternative closed-end funds with cumulative distribution-based performance fees. The decrease in the obligation to be satisfied is attributable to the recognition of the performance fee mentioned above, partially offset by the further appreciation of the funds’ assets.
As of December 31, 2025 and December 31, 2024, the Group’s receivables from commission and fee income were
€ 1,090 million and € 831 million respectively. As of December 31, 2025 and December 31, 2024, the Group’s contract liabilities associated with commission and fee income were € 73 million and € 84 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominantly relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services.
As a result, prior period balances of contract liabilities are generally recognized in revenue in the subsequent period.
There are some contracts where customer payment in exchange for services provided by the Group over the service period are not required until the end of the contract period. If the Group is virtually certain to receive payment at the end of the contract period, a contract asset and respective commission and fee income is recognized when services are performed. As of December 31, 2025 and 2024, the Group has recognized no material contract assets.

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	07 – Net gains (losses) from derecognition of financial assets measured at amortized cost

07 — Net gains (losses) from derecognition of financial assets measured at amortized cost
For the twelve months ended December 31, 2025, the Group sold financial assets measured at amortized cost of
€ 759 million (December 31, 2024: € 656 million and December 31, 2023: € 559 million). The sales related primarily to a
Hold to Collect portfolio in Investment Bank and Corporate Bank.
The table below presents the gains and (losses) arising from derecognition of these securities.

in € m.	2025	2024	2023
Gains	21	10	5
Losses	(12)	(21)	(101)
Net gains (losses) from derecognition of financial assets measured at amortized cost	9	(11)	(96)
08 — Other income (loss)

in € m.	2025	2024	2023
Other income (loss):
Insurance premiums	17	12	4
Net income (loss) from hedge relationships qualifying for hedge accounting	234	738	1,206
Remaining other income (loss)[1]	49	(131)	48
Total other income (loss)	300	619	1,259
1Includes net gains (losses) of € (1) million, € 32 million and € 41 million for the years ended December 31, 2025, 2024 and 2023, respectively, that are related to non-
current assets and disposal groups held for sale
09 — General and administrative expenses

in € m.	2025	2024	2023
General and administrative expenses:
Information Technology	3,504	3,610	3,755
Occupancy, furniture and equipment expenses	1,463	1,624	1,478
Regulatory, Tax & Insurance[1]	862	1,028	1,399
Professional services	671	763	899
Banking Services and outsourced operations	891	964	964
Market Data and Research Services	410	400	374
Travel expenses	152	153	143
Marketing expenses	195	149	203
Other expenses[2]	710	2,552	899
Total general and administrative expenses	8,860	11,243	10,112
1Includes bank levy of € 148 million in 2025, € 172 million in 2024 and € 528 million in 2023
2Includes litigation related expenses of € 179 million in 2025 and € 2,035 million in 2024 and € 311 million in 2023; see Note 27 “Provisions”, for more details on litigation

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	10 – Restructuring
10 — Restructuring
In 2025, Restructuring is primarily driven by the Group’s Global Hausbank strategic agenda. The Group has defined and implemented efficiency measures that contributed to achieving the bank’s 2025 targets.
Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Other staff-related termination expenses not meeting the IAS 37 requirements to be Restructuring are recorded as Severance within Compensation and Benefits.
Net restructuring expense by division

in € m.	2025	2024	2023
Corporate Bank	—	(1)	(4)
Investment Bank	—	—	(3)
Private Bank	(15)	(3)	228
Asset Management	—	—	—
Corporate & Other	—	—	(1)
Total Net Restructuring Charges	(15)	(3)	220
Net restructuring by type

in € m.	2025	2024	2023
Restructuring – Staff related	(13)	(5)	178
thereof:
Termination Benefits	(15)	(6)	176
Retention Acceleration	1	—	1
Social Security	1	1	1
Restructuring – Non Staff related	(1)	1	42
Total Net Restructuring Charges	(15)	(3)	220
Provisions for restructuring amounted to € 151 million, € 273 million and € 333 million as of December 31, 2025,
December 31, 2024 and December 31, 2023, respectively. The majority of the current provisions for restructuring are expected to be utilized in 2026.
During 2025, 535 full-time equivalent staff was reduced through restructuring (2024: 168 and 2023: 476).
Organizational changes

Full-time equivalent staff	2025	2024	2023
Corporate Bank	3	10	29
Investment Bank	1	5	9
Private Bank	519	116	377
Asset Management	—	2	0
Infrastructure	12	35	61
Total full-time equivalent staff	535	168	476

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	11 – Earnings per share
11 — Earnings per share
Basic earnings per share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.
Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.
Computation of basic and diluted earnings per share

in € m.	2025	2024	2023
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,931	3,366	4,772
Coupons paid on additional equity components	(761)	(574)	(498)
Net income (loss) attributable to Deutsche Bank shareholders –numerator for basic earnings per share	6,171	2,792	4,274
Effect of dilutive securities	—	—	—
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	6,171	2,792	4,274
Number of shares in million
Weighted-average shares outstanding – denominator for basic earnings per share	1,954.5	1,993.6	2,064.1
Effect of dilutive securities:
Deferred shares	43.4	45.7	39.9
Other (including trading options)	—	—	—
Dilutive potential common shares	43.4	45.7	39.9
Adjusted weighted-average shares after assumed conversions –denominator for diluted earnings per share	1,998.0	2,039.3	2,104.0
Earnings per share

in €	2025	2024	2023
Basic earnings per share	3.16	1.40	2.07
Diluted earnings per share	3.09	1.37	2.03
There were no instruments outstanding that could potentially dilute basic earnings per share and are not included in the calculation of diluted earnings per share as of December 31, 2025.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	12 – Financial assets/liabilities at fair value through profit or loss
Notes to the consolidated balance sheet
12 — Financial assets/liabilities at fair value through profit or loss

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets classified as held for trading:
Trading assets:
Trading securities	130,581	124,857
Other trading assets[1]	23,230	14,914
Total trading assets	153,811	139,772
Positive market values from derivative financial instruments	241,328	291,754
Total financial assets classified as held for trading	395,139	431,525
Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	95,802	88,736
Securities borrowed	16,513	15,913
Loans	3,370	1,954
Other financial assets mandatory at fair value through profit or loss	8,810	7,721
Total Non-trading financial assets mandatory at fair value through profit or loss	124,495	114,324
Financial assets designated at fair value through profit or loss:
Loans	—	—
Other financial assets designated at fair value through profit or loss	—	—
Total financial assets designated at fair value through profit or loss	—	—
Total financial assets at fair value through profit or loss	519,635	545,849
1Includes traded loans of € 12.8 billion and € 11.4 billion at December 31, 2025 and 2024 respectively

in € m.	Dec 31, 2025	Dec 31, 2024
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	41,142	41,864
Other trading liabilities	1,738	1,635
Total trading liabilities	42,879	43,498
Negative market values from derivative financial instruments	225,775	276,395
Total financial liabilities classified as held for trading	268,655	319,893
Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	86,177	69,121
Loan commitments	2	6
Long-term debt	27,299	22,203
Other financial liabilities designated at fair value through profit or loss	1,577	717
Total financial liabilities designated at fair value through profit or loss	115,055	92,047
Investment contract liabilities	469	454
Total financial liabilities at fair value through profit or loss	384,179	412,395

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	12 – Financial assets/liabilities at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss
Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2025	Dec 31, 2024
Presented in Other comprehensive Income
Cumulative change in the fair value	(272)	(157)
Presented in Statement of income
Annual change in the fair value reflected in the Statement of Income	—	—
Cumulative change in the fair value	—	—
1The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds
Amounts transferred on derecognition of liabilities designated at fair value through profit or loss1

in € m.	Dec 31, 2025	Dec 31, 2024
Amount presented in other comprehensive income transferred into retained earnings	(14)	(8)
1 When a financial liability designated at fair value through profit or loss is derecognized/early extinguished, cumulative gains or losses in other comprehensive income attributable to the Group's own credit risk is transferred into retained earnings
The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2025	Dec 31, 2024
Including undrawn loan commitments²	355	1,085
Excluding undrawn loan commitments	106	497
1Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date
2The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
13 — Financial Instruments carried at Fair Value
Valuation methods and control
The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.
Prices quoted in active markets – The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent prices at which regularly and recently occurring transactions take place.
Valuation techniques – The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modelling techniques, the use of indicative quotes for proxy instruments, quotes from recent and less regular transactions and broker quotes.
For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modelling techniques follow industry standard models, for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modelling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.
Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.
Valuation adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, counterparty/
own credit and funding risk. Bid offer spread valuation adjustments are required to adjust mid-market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument.
The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid-offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid-offer price then no additional bid-offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modelling technique, then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and, when specified criteria are met, valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to individual market or counterparty risks. These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.
Where complex valuation models are used, or where less-liquid positions are being valued, then bid-offer levels for those positions may not be available directly from the market, and therefore for the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.
Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including credit default swap spreads. Where counterparty CDS spreads are not available, relevant proxies are used.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
The fair value of the Group’s financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and issued note liabilities designated at fair value through profit or loss) incorporates valuation adjustments to measure the change in the Group’s own credit risk (i.e., debt valuation adjustments for derivatives and own credit adjustment for issued note liabilities). Issued note liabilities are discounted utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset. The change in this own credit component is reported under other comprehensive income.
For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties expected future exposure to the Group, taking into account any collateral posted by the Group, the effect of relevant netting arrangements, the market price of the Group’s issued note liabilities, the market implied funding costs and the seniority of derivative claims under resolution (statutory subordination).
When determining CVA and DVA, additional adjustments are made where appropriate to achieve fair value, due to the expected loss estimate of a particular arrangement, or where the credit risk being assessed differs in nature to that described by the available CDS instrument.
Funding valuation adjustments are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.
Where there is uncertainty in the assumptions used within a modelling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-
offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-
premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.
The Group uses the assumptions that market participants would use when pricing the asset or liability. Where relevant, these assumptions may include assumptions about climate change. The Group has not made material adjustment to fair value for climate change beyond that already priced into market inputs.
Valuation control – The Group has an independent specialized valuation control group within the Risk function which governs and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the independent valuation control process for all businesses, the continued development of valuation control methodologies and techniques, as well as devising and governing the formal valuation control policy framework. Special attention of this independent valuation control group is directed to areas where management judgment forms part of the valuation process.
Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle.
Variances of differences outside of preset and approved tolerance levels are escalated both within the finance function and with senior business management for review, resolution and, if required, adjustment.
For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group’s Risk
Management function.
Quotes for transactions and parameter inputs are obtained from a number of third-party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.
Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources.
Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Valuation techniques
The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement.
The following explanations provide an overview of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.
Sovereign, quasi-sovereign and corporate debt and equity securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date.
Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modelling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.
Mortgage- and other asset-backed securities (MBS/ABS) include residential and commercial MBS and other ABS, including collateralized debt obligations (CDO). ABS have specific characteristics as they have different underlying assets, and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.
Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models making largest possible use of available observable inputs. The industry standard models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/
assumptions are derived from actual transactions, external market research and market indices where appropriate.
Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.
Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.
Over-the-counter derivative financial instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices, are valued using market standard models and quoted parameter inputs.
Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.
More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Financial liabilities designated at fair value through profit or loss under the fair value option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability (i.e., own credit adjustment (OCA) for structured notes). Under IFRS 9, the own credit component of change in the fair value is reported under other comprehensive income. Financial liabilities included in this classification are structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve (i.e., utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset).
Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.
Investment contract liabilities – Assets which are linked to the investment contract liabilities are owned by the Group and obliges the Group to use these assets to settle the linked liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).
Fair value hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets.
These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.
Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all significant inputs to that technique are observable.
These include: many OTC derivatives, many investment-grade listed credit bonds, some CDS.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an input to that technique which is unobservable and can have a significant impact on the fair value.
These include: more-complex OTC derivatives, distressed debt, highly-structured bonds, illiquid asset-backed securities
(ABS), illiquid CDO’s (cash and synthetic), some private equity placements, many CRE loans, illiquid loans, and some municipal bonds.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Financial instruments held at fair value

	Dec 31, 2025			Dec 31, 2024
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	64,552	78,554	10,705	52,387	78,237	9,148
Trading securities	62,958	63,987	3,635	52,387	69,507	2,964
Other trading assets	1,593	14,567	7,070	—	8,730	6,184
Positive market values from derivative financial instruments	1,244	233,076	7,008	912	282,909	7,933
Non-trading financial assets mandatory at fair value through profit or loss	1,570	117,244	5,681	1,346	107,173	5,805
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	25,262	16,034	2,348	21,901	16,806	3,383
Other financial assets at fair value	1,623	(524)[1]	22	1,488	(1,117)[1]	12
Total financial assets held at fair value	94,250	444,384	25,764	78,034	484,008	26,281

Financial liabilities held at fair value:
Trading liabilities	33,727	9,127	25	30,765	12,614	119
Trading securities	33,727	7,391	23	30,765	11,073	26
Other trading liabilities	—	1,735	2	—	1,542	93
Negative market values from derivative financial instruments	2,770	217,067	5,938	2,238	265,450	8,707
Financial liabilities designated at fair value through profit or loss	154	109,354	5,547	—	87,479	4,569
Investment contract liabilities	—	469	—	—	454	—
Other financial liabilities at fair value	375	(142)[1]	36[2]	539	3,116[1]	(13)[2]
Total financial liabilities held at fair value	37,025	335,875	11,547	33,543	369,113	13,382
1Predominantly relates to derivatives qualifying for hedge accounting
2Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is bifurcated and reported separately. The separated embedded derivatives may have a positive or a negative fair value and classification presented in this table is consistent with the classification of the host contract
During the year 2025, there were transfers in trading securities and non-trading financial assets from Level 1 to Level 2 amounting to € 2.4 billion of assets and € 0.8 billion of liabilities; along with transfers from Level 2 to Level 1 of
€ 8.4 billion in assets and € 1.5 billion in liabilities. The assessment of Level 1 versus Level 2 is based on liquidity testing procedures.
Analysis of financial instruments with fair value derived from valuation techniques containing significant unobservable parameters (Level 3)
Some of the financial assets and financial liabilities in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented gross.
Trading securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the period is driven by purchases and gains partially offset by sales, settlements and net transfers between Level 2 and
Level 3 due to changes in the observability of input parameters used to value these instruments.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Positive and negative market values from derivative instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.
Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives;
multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.
The decrease in assets during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements, partially offset by gains. The decrease in liabilities during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and losses, partially offset by settlements.
Other trading instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The increase in the period is driven by issuances, purchases and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by sales, settlements and losses.
Non-trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy include any non-trading financial asset that does not fall into the Hold to Collect nor Hold to Collect and Sell business models. This includes predominately reverse repurchase agreements which are managed on a fair value basis.
Additionally, any financial asset that falls into the Hold to Collect or Hold to Collect and Sell business models for which the contractual cash flow characteristics are not SPPI. The decrease in the period is driven by net transfers between
Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, settlements, sales and losses partially offset by purchases and issuances.
Financial assets/liabilities designated at fair value through profit or loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option were categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. There are no assets designated at fair value during the period. The increase in liabilities during the period is driven by issuances partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, settlements and losses.
Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent, and the market is very illiquid. The decrease in the period is driven by settlements, sales, losses and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by purchases and issuances.

486

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Reconciliation of financial instruments classified in Level 3
Reconciliation of financial instruments classified in Level 3

	Dec 31, 2025
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,964	—	39	2,986	(1,837)	4	(402)	508	(626)	3,635
Positive market values from derivative financial instruments	7,933	—	949	—	—	—	(351)	1,535	(3,058)	7,008
Other trading assets	6,184	—	(362)	1,231	(2,144)	3,301	(1,380)	447	(208)	7,070
Non-trading financial assets mandatory at fair value through profit or loss	5,805	(3)	(135)	1,849	(190)	782	(1,117)	71	(1,380)	5,681
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	3,383	—	(229)[5]	700	(431)	482	(1,552)	407	(412)	2,348
Other financial assets at fair value	12	—	(6)	—	—	—	—	20	(4)	22
Total financial assets held at fair value	26,281	(3)	255[6,7]	6,766	(4,602)	4,569	(4,802)	2,988	(5,688)	25,764
Financial liabilities held at fair value:
Trading securities	26	—	1	—	—	—	(4)	—	—	23
Negative market values from derivative financial instruments	8,707	—	(1,122)	—	—	—	217	1,182	(3,047)	5,938
Other trading liabilities	93	—	1	—	—	—	(92)	—	—	2
Financial liabilities designated at fair value through profit or loss	4,569	—	(134)	—	—	3,255	(690)	508	(1,960)	5,547
Other financial liabilities at fair value	(13)	—	118	—	—	—	(1)	13	(81)	36
Total financial liabilities held at fair value	13,382	—	(1,136)[6,7]	—	—	3,255	(569)	1,704	(5,088)	11,547
1Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The total also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3
2Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes periodic and lump sum principal payments. For derivatives all cash flows are presented in settlements
4Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year
5Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 14 million recognized in other comprehensive income, net of tax and a gain of € 1 million recognized in the income statement presented in net gains (loss)
6This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 802 million and for total financial liabilities held at fair value this is a gain of € 206 million
7For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

	Dec 31, 2024
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,995	—	230	1,985	(1,558)	—	(482)	371	(577)	2,964
Positive market values from derivative financial instruments	8,198	—	454	—	—	—	(583)	2,257	(2,394)	7,933
Other trading assets	6,226	—	77	814	(1,378)	2,513	(2,016)	706	(756)	6,184
Non-trading financial assets mandatory at fair value through profit or loss	5,226	(1)	88	1,736	(80)	736	(1,098)	365	(1,170)	5,805
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	2,949	—	126[5]	776	(378)	978	(1,322)	716	(462)	3,383
Other financial assets at fair value	5	—	3	—	—	—	—	5	(1)	12
Total financial assets held at fair value	25,599	(1)	977[6,7]	5,311	(3,393)	4,227	(5,501)	4,421	(5,359)	26,281
Financial liabilities held at fair value:
Trading securities	26	—	—	—	—	—	—	—	—	26
Negative market values from derivative financial instruments	7,666	—	1,186	—	—	—	(175)	2,156	(2,126)	8,707
Other trading liabilities	—	—	—	—	—	—	93	—	—	93
Financial liabilities designated at fair value through profit or loss	3,248	—	129	—	—	2,958	(474)	377	(1,669)	4,569
Other financial liabilities at fair value	(85)	—	102	—	—	—	18	1	(49)	(13)
Total financial liabilities held at fair value	10,856	—	1,417[6,7]	—	—	2,958	(537)	2,533	(3,844)	13,382
1Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The total also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3
2Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes periodic and lump sum principal payments. For derivatives all cash flows are presented in settlements
4Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year
5Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 29 million recognized in other comprehensive income, net of tax
6This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 362 million and for total financial liabilities held at fair value this is a loss of € 19 million
7For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Sensitivity analysis of unobservable parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above.
If the Group marked Level 3 financial instruments using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of December 31, 2025 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.3 billion. As of December 31, 2024 it could have increased fair value by as much as
€ 2.1 billion or decreased fair value by as much as € 1.3 billion.
The changes in sensitive amounts from December 31, 2024 to December 31, 2025 were an increase in positive fair value movement of € 42 million, and a reduction in negative fair value movement of € 48 million.
The change in positive fair value movements from December 31, 2024 to December 31, 2025 represents a 2% increase and the change in negative fair value movements represents a 4% reduction. The Group’s sensitivity calculation of unobservable parameters for Level 3 continues to align to the approach used to assess valuation uncertainty for prudent valuation purposes.
Prudent valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101,
which supplements Article 34 of Regulation (EU) No. 2019/876 (CRR), requiring institutions to apply the requirements of
Article 105 (14) to all assets measured at fair value and to deduct any additional value adjustments from CET1 capital.
This utilizes an exit price analysis performed for the relevant assets and liabilities in the prudent valuation assessment.
This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives.
Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.
For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence, for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2025		Dec 31, 2024
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	237	219	308	276
Commercial mortgage-backed securities	13	13	17	17
Mortgage and other asset-backed securities	10	9	11	11
Corporate, sovereign and other debt securities	214	197	280	248
Equity securities	102	74	78	77
Derivatives:
Credit	261	127	207	105
Equity	74	36	36	33
Interest related	660	339	798	337
Foreign Exchange	64	46	56	24
Other	222	61	110	105
Loans	475	394	458	387
Other	—	—	—	—
Total	2,094	1,294	2,052	1,343
1Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table
Quantitative information about the sensitivity of significant unobservable inputs
The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.
The range of values shown below represents the highest and lowest inputs used to value the significant exposures within
Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage-backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. The table below provides a brief description of each of the principal parameter types, along with a commentary on significant interrelationships between them.
Credit parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness and represents the premium or yield return above the benchmark reference instrument (typically risk free rate, or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the bank by the borrower.
Recovery rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant default rate and constant prepayment rate allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher constant default rate will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references
(interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore, the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.
Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-
correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.
An EBITDA multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2025
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value - Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	42	—	Price based	Price	0%	101%
			Discounted cash flow	Credit spread (bps)	194	1,019
Mortgage- and other asset-backed securities	91	—	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	98	1,166
				Recovery rate	7%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	1%	37%
Total mortgage- and other asset-backed securities	133	—
Debt securities and other debt obligations	5,320	5,503	Price based	Price	0%	300%
Held for trading	3,447	19	Discounted cash flow	Credit spread (bps)	5	696
Corporate, sovereign and other debt securities	3,447
Non-trading financial assets mandatory at fair value through profit or loss	1,474
Designated at fair value through profit or loss	—	5,484
Financial assets at fair value through other comprehensive income	399
Equity securities	816	4	Market approach	Price per net asset value	0%	100%
Held for trading	55	4		Enterprise value/EBITDA (multiple)	1	14
				Enterprise value/ Revenue (multiple)	4	14
Non-trading financial assets mandatory at fair value through profit or loss	761		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	—		Price based	Price	0%	2500%
Loans	11,293	2	Price based	Price	0%	300%
Held for trading	6,913	2	Discounted cash flow	Credit spread (bps)	94	3,106
Non-trading financial assets mandatory at fair value through profit or loss	2,490
Designated at fair value through profit or loss	—			Recovery rate	40%	75%
Financial assets at fair value through other comprehensive income	1,890
Loan commitments		2	Discounted cash flow	Credit spread (bps)	153	978
				Recovery rate	70%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	1,172[2]	61[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	8	285
Total non-derivative financial instruments held at fair value	18,734	5,572
1Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2Other financial assets include € 157 million of other trading assets, € 1 billion of other non-trading financial assets mandatory at fair value, and € 59 million other financial assets at fair value through other comprehensive income
3Other financial liabilities include € 61 million of securities sold under repurchase agreements designated at fair value

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value

	Dec 31, 2025
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,798	2,950	Discounted cash flow	Swap rate (bps)	(720)	3,818
				Inflation swap rate	0%	8%
				Constant default rate	1%	11%
				Constant prepayment rate	2%	16%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	0%	2%
				IR - IR correlation	(10)%	95%
				Hybrid correlation	(56)%	95%
Credit derivatives	556	603	Discounted cash flow	Credit spread (bps)	12	1,277
				Recovery rate	15%	94%
			Option pricing model	Credit volatility	5%	90%
			Correlation pricing model	Credit correlation
Equity derivatives	481	572	Option pricing model	Stock volatility	1%	101%
				Index volatility	6%	17%
				Index - index correlation
				Stock - stock correlation
				Stock Forwards	0%	5%
				Index Forwards	0%	6%
FX derivatives	1,523	1,561	Option pricing model	Volatility	(9)%	57%
				Quoted Vol
			Discounted cash flow	Swap rate (bps)	(2)	100
Other derivatives	673	289[1]	Discounted cash flow	Credit spread (bps)	201	568
			Option pricing model	Index volatility	0%	116%
				Price	0%	677%
				Commodity correlation	(22)%	98%
Total market values from derivative financial instruments	7,030	5,974
1Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	31	—	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	167	1,486
Mortgage- and other asset-backed securities	93	—	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	106	1,027
				Recovery rate	60%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	4%	18%
Total mortgage- and other asset-backed securities	124	—
Debt securities and other debt obligations	4,379	4,537	Price based	Price	0%	300%
Held for trading	2,726	26	Discounted cash flow	Credit spread (bps)	9	651
Corporate, sovereign and other debt securities	2,726
Non-trading financial assets mandatory at fair value through profit or loss	1,499
Designated at fair value through profit or loss	—	4,512
Financial assets at fair value through other comprehensive income	154
Equity securities	809	—	Market approach	Price per net asset value	0%	100%
Held for trading	114	—		Enterprise value/EBITDA (multiple)	5	14
				Enterprise value/Revenue (multiple)	1	15
Non-trading financial assets mandatory at fair value through profit or loss	695		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	—		Price based	Price	0%	100%
Loans	10,817	93	Price based	Price	0%	123%
Held for trading	5,931	93	Discounted cash flow	Credit spread (bps)	100	1,621
Non-trading financial assets mandatory at fair value through profit or loss	1,779
Designated at fair value through profit or loss	—	—		Recovery rate	40%	84%
Financial assets at fair value through other comprehensive income	3,107
Loan commitments	—	6	Discounted cash flow	Credit spread (bps)	226	954
				Recovery rate	40%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,208[2]	51[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	30	285
Total non-derivative financial instruments held at fair value	18,336	4,688
1Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2Other financial assets include € 253 million of other trading assets, € 1.8 billion of other non-trading financial assets mandatory at fair value, and € 123 million other financial assets at fair value through other comprehensive income
3Other financial liabilities include € 51 million of securities sold under repurchase agreements designated at fair value

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,218	5,207	Discounted cash flow	Swap rate (bps)	(4,176)	3,975
				Inflation swap rate	0%	5%
				Constant default rate	0%	12%
				Constant prepayment rate	4%	16%
			Option pricing model	Inflation volatility	0%	6%
				Interest rate volatility	0%	3%
				IR - IR correlation	(10)%	99%
				Hybrid correlation	(70)%	55%
Credit derivatives	510	562	Discounted cash flow	Credit spread (bps)	15	1,148
				Recovery rate	0%	40%
			Correlation pricing model	Credit correlation	0%	0%
Equity derivatives	642	1,201	Option pricing model	Stock volatility	2%	86%
				Index volatility	9%	27%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	1%
				Index Forwards	0%	1%
FX derivatives	995	1,470	Option pricing model	Volatility	(9)%	33%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(3)	100
Other derivatives	580	254[1]	Discounted cash flow	Credit spread (bps)	286	626
			Option pricing model	Index volatility	0%	160%
				Price	17%	75%
				Commodity correlation	0%	87%
Total market values from derivative financial instruments	7,945	8,694
1Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 – Financial Instruments carried at Fair Value
Unrealized gains or losses on Level 3 instruments held or in issue at the reporting date
The unrealized gains or losses on Level 3 Instruments are not solely due to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with
IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets held at fair value:
Trading securities	38	113
Positive market values from derivative financial instruments	1,574	1,535
Other trading assets	(218)	(54)
Non-trading financial assets mandatory at fair value through profit or loss	93	57
Financial assets designated at fair value through profit or loss	—	—
Financial assets at fair value through other comprehensive income	—	(4)
Other financial assets at fair value	5	(3)
Total financial assets held at fair value	1,491	1,645
Financial liabilities held at fair value:
Trading securities	(1)	—
Negative market values from derivative financial instruments	(73)	(1,930)
Other trading liabilities	(1)	—
Financial liabilities designated at fair value through profit or loss	124	(104)
Other financial liabilities at fair value	(123)	(102)
Total financial liabilities held at fair value	(75)	(2,135)
Total	1,416	(490)
Recognition of trade date profit
If there are significant unobservable inputs used in a valuation technique on initial recognition, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the movement during the year of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2025	2024
Balance, beginning of year	691	577
New trades during the period	513	343
Amortization	(223)	(141)
Matured trades	(71)	(53)
Subsequent move to observability[1]	(38)	(36)[2]
Exchange rate changes	(5)	1
Balance, end of year	866	691
1This includes situations where an input remains unobservable but has become insignificant in relation to the deferred trade date profit in periods subsequent to the trade date
2During the second quarter of 2024, the Group refined its methodology for the significance test of unobservable inputs subsequent to the trade date. This resulted in release of € 15 million in the second quarter of 2024

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	14 — Fair Value of Financial Instruments not carried at Fair Value
14 — Fair Value of Financial Instruments not carried at Fair
Value
Financial instruments not carried at fair value are not managed on a fair value basis. For these instruments fair values are calculated for disclosure purposes only and do not impact the Group’s balance sheet or income statement. Additionally, since the instruments generally do not trade, there is significant management judgement required to determine these fair values. Differences between the carrying value and the fair value as of December 31, 2025, are consistent with the changes in the interest rate environment in the reporting period.
For the following financial instruments which are predominantly short-term, the carrying value represents a reasonable estimate of the fair value:

Assets	Liabilities
Cash and central bank balances	Deposits
Interbank balances (w/o central banks)	Central bank funds purchased, and securities sold under repurchase agreements
Central bank funds sold, and securities purchased under resale agreements	Securities loaned
Securities borrowed	Other short-term borrowings
Other financial assets	Other financial liabilities

For all other financial instruments carried at amortized cost, the following valuation techniques are applied:
–On retail lending portfolios with a large number of homogeneous loans (e.g., residential mortgages), the fair value is calculated for each product type by discounting the portfolio’s contractual cash flows using the Group’s new loan rates, for lending to borrowers of similar credit quality, which includes the impact of the macroeconomic environment.
Key inputs for retail mortgages are the difference between historic and current product margins and the estimated prepayment rates. Capitalized broker fees included in the carrying value are also considered to be at fair value.
–The fair value of the corporate lending portfolio is estimated predominantly by discounting the loan until its maturity, based on the loan specific credit spreads and funding costs for the Group.
–For long-term debt and trust preferred securities, the fair value is determined from quoted market prices, where available. Where quoted market prices are not available, the fair value is estimated by using a valuation technique that discounts the remaining contractual cash flows at a rate at which an instrument with similar characteristics is quoted in the market.
–A discounted cash flow model is generally used for determining the fair value of long-term deposits since market data is usually not available. In addition to the yield curve, Deutsche Bank’s own credit spreads are also considered. Credit spreads of the respective counterparties are not used in the measurement of fair values on financial liabilities at amortized cost.
For these financial instruments carried at amortized costs, the disclosed fair value is categorized under the IFRS fair value hierarchy (i.e., Level 1, Level 2, and Level 3) as outlined in Note “Financial Instruments carried at fair value”. In general,
Level 1 includes Cash and Central bank balances; Level 2 includes Interbank balances (w/o central banks), Central bank funds sold, and securities purchased under resale agreements, Securities borrowed, Other financial assets, Deposits,
Central bank funds purchased, and securities sold under repurchase agreements, Securities loaned, Other short- term borrowings, Other financial liabilities, Long- term debt and Trust preferred securities; and Level 3 includes Loans.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	14 — Fair Value of Financial Instruments not carried at Fair Value
Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2025
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	164,659	164,659	164,659	—	—
Interbank balances (w/o central banks)	6,962	6,962	—	6,962	—
Central bank funds sold and securities purchased under resale agreements	37,509	37,535	—	37,535	—
Securities borrowed	6	6	—	6	—
Loans	472,620	466,128	—	13,175	452,954
Other financial assets	158,117	157,433	29,214	127,730	490
Financial liabilities:
Deposits	691,828	694,445	1	694,445	—
Central bank funds purchased and securities sold under repurchase agreements	4,177	4,173	—	4,173	—
Securities loaned	2	2	—	2	—
Other short-term borrowings	18,204	18,211	—	18,211	—
Other financial liabilities	123,451	123,451	2,381	121,070	—
Long-term debt	114,754	115,463	—	113,663	1,800
Trust preferred securities	283	297	—	297	—

	Dec 31, 2024
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	147,494	147,494	147,494	—	—
Interbank balances (w/o central banks)	6,160	6,160	—	6,160	—
Central bank funds sold and securities purchased under resale agreements	40,803	40,923	—	40,923	—
Securities borrowed	44	44	—	44	—
Loans	478,921	470,058	—	13,338	456,720
Other financial assets	92,556	91,214	12,063	78,482	669
Financial liabilities:
Deposits	666,261	667,609	2	667,607	—
Central bank funds purchased and securities sold under repurchase agreements	3,740	3,727	—	3,727	—
Securities loaned	2	2	—	2	—
Other short-term borrowings	9,895	9,903	—	9,903	—
Other financial liabilities	79,371	79,371	2,237	77,134	—
Long-term debt	114,899	114,496	—	112,033	2,463
Trust preferred securities	287	273	—	273	—
1Amounts are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in “Note 01 –
Material accounting policies and critical accounting estimates”
As of December 31, 2025, the difference between the fair value and the carrying value of loans is primarily driven by current interest rates on long-dated retail mortgages in Germany compared to the contractual rate. Partly offsetting the loan carrying amount were macro hedge accounting adjustments under the EU carve-out version of IAS 39, which were
€ 5.6 billion as of December 31, 2025 and € 5.0 billion as of December 31, 2024. The fair value of deposits was greater than their carrying value as the carrying value included negative macro hedge accounting adjustments under the EU carve-out version of IAS 39 of € 2.8 billion and € 1.4 billion as of December 31, 2025, and December 31, 2024, respectively. For long-term debt and trust preferred securities, the difference between the fair value and the carrying value is due to changes in interest rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to the rate the instrument was issued at. The carrying values included in the table do not include any impacts from economic hedges.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	16 — Equity Method Investments
15 — Financial assets at fair value through other comprehensive income

in € m.	Dec 31, 2025	Dec 31, 2024
Securities purchased under resale agreement	1,128	2,786
Debt securities:
German government	4,231	2,006
U.S. Treasury and U.S. government agencies	9,654	10,640
U.S. local (municipal) governments	1,359	719
Other foreign governments	19,692	18,661
Corporates	201	189
Other asset-backed securities	—	—
Mortgage-backed securities, including obligations of U.S. federal agencies	463	414
Other debt securities	2,484	1,607
Total debt securities	38,084	34,236
Loans	4,432	5,068
Total financial assets at fair value through other comprehensive income	43,644	42,090
16 — Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.
The Group holds interests in 43 associates and 8 jointly controlled entities as of December 31, 2025 (49 and 8, respectively, as of December 31, 2024). None of the investments are considered to be material to the Group, based on the carrying value of the investment or the Group’s income from the investee.
Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of all associates that are individually immaterial to the Group	924	1,028
Aggregated amount of the Group's share of profit (loss) from continuing operations	35	(4)
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	—	—
Aggregated amount of the Group's share of other comprehensive income	17	(1)
Aggregated amount of the Group's share of total comprehensive income	52	(5)

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 – Offsetting Financial Assets and Financial Liabilities
17 — Offsetting Financial Assets and Financial Liabilities
The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 01 “Material Accounting Policies and Critical Accounting Estimates: Offsetting
Financial Instruments”.
The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.
Assets

	Dec 31, 2025
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	60,976	(24,458)	36,518	—	—	(36,518)	—
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	991	—	991	—	—	(858)	133
Securities borrowed (enforceable)	6	—	6	—	—	(6)	—
Securities borrowed (non-enforceable)	—	—	—	—	—	—	—
Financial assets at fair value through profit or loss (enforceable)	604,898	(261,162)	343,736	(182,259)	(34,836)	(118,239)	8,402
Of which: Positive market values from derivative financial instruments (enforceable)	245,923	(13,223)	232,699	(180,485)	(34,807)	(9,221)	8,186
Financial assets at fair value through profit or loss (non-enforceable)	175,898	—	175,898	—	(1,112)	(4,223)	170,563
Of which: Positive market values from derivative financial instruments (non-enforceable)	8,629	—	8,629	—	(991)	(659)	6,979
Total financial assets at fair value through profit or loss[2]	780,796	(261,162)	519,635	(182,259)	(35,948)	(122,462)	178,965
Loans at amortized cost	472,620	—	472,620	—	(10,924)	(77,530)	384,167
Other assets	172,449	(4,977)	167,472	(26,084)	(101)	(33)	141,254
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	1,164	(44)	1,121	(766)	(99)	(33)	222
Remaining assets subject to netting	1,128	—	1,128	—	—	—	1,128
Remaining assets not subject to netting	236,696	—	236,696	—	(293)	(1,908)	234,496
Total assets	1,725,663	(290,597)	1,435,067	(208,344)	(47,265)	(239,315)	940,143
1Excludes real estate and other non-financial instrument collateral.
2In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 – Offsetting Financial Assets and Financial Liabilities
Liabilities

	Dec 31, 2025
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	691,828	—	691,828	—	—	—	691,828
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	26,665	(24,458)	2,207	—	—	(2,205)	2
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,970	—	1,970	—	—	(5)	1,965
Securities loaned (enforceable)	2	—	2	—	—	(2)	—
Securities loaned (non-enforceable)	—	—	—	—	—	—	—
Financial liabilities at fair value through profit or loss (enforceable)	608,774	(261,178)	347,595	(182,905)	(24,050)	(85,185)	55,455
Of which: Negative market values from derivative financial instruments (enforceable)	233,145	(13,722)	219,423	(181,060)	(24,050)	(1,737)	12,576
Financial liabilities at fair value through profit or loss (non-enforceable)	36,584	—	36,584	—	(502)	(969)	35,113
Of which: Negative market values from derivative financial instruments (non- enforceable)	6,352	—	6,352	—	(502)	(85)	5,766
Total financial liabilities at fair value through profit or loss[1]	645,357	(261,178)	384,179	(182,905)	(24,552)	(86,154)	90,567
Other liabilities	142,673	(4,960)	137,713	(36,180)	(15)	(2)	101,516
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	251	(28)	223	(191)	(15)	(2)	15
Remaining liabilities not subject to netting	136,965	—	136,965	—	—	—	136,965
Total liabilities	1,645,460	(290,597)	1,354,863	(219,085)	(24,567)	(88,368)	1,022,843
1 In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 – Offsetting Financial Assets and Financial Liabilities
Assets

	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	54,483	(14,429)	40,053	—	—	(39,831)	223
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	749	—	749	—	—	(749)	—
Securities borrowed (enforceable)	32	—	32	—	—	(32)	—
Securities borrowed (non-enforceable)	11	—	11	—	—	—	11
Financial assets at fair value through profit or loss (enforceable)	615,599	(232,657)	382,942	(231,198)	(33,729)	(108,134)	9,881
Of which: Positive market values from derivative financial instruments (enforceable)	298,469	(16,116)	282,353	(229,560)	(33,689)	(9,392)	9,712
Financial assets at fair value through profit or loss (non-enforceable)	162,908	—	162,908	—	(1,303)	(6,993)	154,611
Of which: Positive market values from derivative financial instruments (non-enforceable)	9,400	—	9,400	—	(1,188)	(1,344)	6,868
Total financial assets at fair value through profit or loss[2]	778,507	(232,657)	545,849	(231,198)	(35,032)	(115,127)	164,492
Loans at amortized cost	478,921	—	478,921	—	(10,836)	(72,983)	395,102
Other assets	105,782	(4,574)	101,207	(24,794)	(52)	(30)	76,331
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	456	(73)	383	(255)	(52)	(30)	46
Remaining assets subject to netting	2,786	—	2,786	—	—	—	2,786
Remaining assets not subject to netting	217,567	—	217,567	—	(623)	(4,438)	212,506
Total assets	1,638,838	(251,661)	1,387,177	(255,993)	(46,543)	(233,190)	851,451
1Excludes real estate and other non-financial instrument collateral.
2In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 – Offsetting Financial Assets and Financial Liabilities
Liabilities

	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	666,261	—	666,261	—	—	—	666,261
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	16,819	(14,429)	2,390	—	—	(2,390)	—
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,350	—	1,350	—	—	(123)	1,227
Securities loaned (enforceable)	1	—	1	—	—	(1)	—
Securities loaned (non-enforceable)	1	—	1	—	—	(1)	—
Financial liabilities at fair value through profit or loss (enforceable)	609,683	(232,669)	377,013	(230,459)	(23,677)	(66,495)	56,381
Of which: Negative market values from derivative financial instruments (enforceable)	284,323	(16,600)	267,723	(228,704)	(23,677)	(2,458)	12,883
Financial liabilities at fair value through profit or loss (non-enforceable)	35,382	—	35,382	—	(607)	(3,332)	31,442
Of which: Negative market values from derivative financial instruments (non- enforceable)	8,672	—	8,672	—	(607)	(142)	7,923
Total financial liabilities at fair value through profit or loss[1]	645,064	(232,669)	412,395	(230,459)	(24,285)	(69,828)	87,823
Other liabilities	100,193	(4,562)	95,631	(37,099)	(91)	(101)	58,339
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,727	(37)	1,690	(1,111)	(91)	(101)	387
Remaining liabilities not subject to netting	129,716	—	129,716	—	(6)	—	129,711
Total liabilities	1,559,406	(251,661)	1,307,745	(267,559)	(24,382)	(72,444)	943,361
1In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments.
The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 01 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.
The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.
The columns ‘Cash collateral’ and ‘Financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.
Non-enforceable master netting agreements or similar agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.
The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.
The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	18 – Loans
18 — Loans
The entire loan book presented includes loans classified at amortized cost, loans at fair value through other comprehensive income and loans at fair value through profit and loss.
The below table gives an overview of the Group’s loan exposure by industry, and is based on the NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code of the counterparty. NACE is a standard European industry classification system.
Loans by industry classification

in € m.	Dec 31, 2025	Dec 31, 2024
Agriculture, forestry and fishing	348	336
Mining and quarrying	3,634	4,342
Manufacturing	28,251	28,359
Electricity, gas, steam and air conditioning supply	5,129	5,017
Water supply, sewerage, waste management and remediation activities	717	598
Construction	5,313	4,604
Wholesale and retail trade, repair of motor vehicles and motorcycles	22,347	22,481
Transport and storage	4,716	5,347
Accommodation and food service activities	3,674	2,749
Information and communication	10,511	9,940
Financial and insurance activities	138,488	133,350
Real estate activities	47,153	51,535
Professional, scientific and technical activities	10,497	6,623
Administrative and support service activities	7,171	9,496
Public administration and defense, compulsory social security	8,152	6,235
Education	325	313
Human health services and social work activities	3,907	4,170
Arts, entertainment and recreation	881	840
Other service activities	9,906	6,835
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	188,183	199,812
Activities of extraterritorial organizations and bodies	16	22
Gross loans	499,320	503,005
(Deferred expense)/unearned income	1,191	1,352
Loans less (deferred expense)/unearned income	498,129	501,653
Less: Allowance for loan losses	6,074	5,697
Total loans	492,054	495,955

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 – Allowance for Credit Losses
19 — Allowance for Credit Losses
The allowance for credit losses consists of allowance for financial assets at amortized cost, financial assets at fair value through OCI and off-balance sheet lending commitments and guarantee business.
Development of allowance for credit losses for financial assets at amortized cost

	Dec 31, 2025
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	438	736	4,412	213	5,799
Movements in financial assets including new business and credit extensions	(90)	178	1,663	9	1,760
Transfers due to changes in creditworthiness	119	(85)	(35)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models[3]	(63)	91	(155)	—	(127)
Financial assets that have been derecognized during the period[4]	—	—	(1,002)	—	(1,002)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	18	(33)	(447)	25	(437)
Balance, end of reporting period	421	888	4,600	247	6,156
Provision for Credit Losses excluding country risk[5]	(34)	185	1,473	9	1,633
N/M – Not meaningful
1 Allowance for credit losses does not include allowance for country risk amounting to € 7 million as of December 31, 2025
2 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 74 million in 2025 and € 0 milion in 2024
3  Changes in models primarily reflect LGD model update and changes to the SICR model
4 This position represents charge offs of allowance for credit losses
5 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

	Dec 31, 2024
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	—	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	—	—	(9)
Financial assets that have been derecognized during the period³	—	—	(1,229)	—	(1,229)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk[4]	(24)	59	1,814	3	1,852
N/M – Not meaningful
1 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
2The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2024 and € 0 million in 2023
3This position represents charge offs of allowance for credit losses
4Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 – Allowance for Credit Losses

	Dec 31, 2023
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)	(53)	—	—	(110)
Financial assets that have been derecognized during the period³	—	—	(1,145)	(52)	(1,197)
Recovery of written off amounts	—	—	93	—	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk[4]	(83)	92	1,627	32	1,668
N/M – Not meaningful
1Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023
2The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 0 million in 2023 and € 46 million in 2022
3This position represents charge offs of allowance for credit losses
4Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
Allowance for credit losses for financial assets at fair value through OCI1

	December 31, 2025
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	22	14	—	48
1Allowance for credit losses against financial assets at fair value through OCI remained at very low levels (€ 38 million at December 31, 2024 and € 48 million as of
December 31, 2025). Due to immateriality, no details on the year-over-year development is provided.

	December 31, 2024
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	16	10	—	38
1Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 48 million at December 31, 2023 and € 38 million as of December 31, 2024). Due to immateriality, no details on the year-over-year development is provided.

	December 31, 2023
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	13	13	22	—	48
1Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 69 million at December 31, 2022 and
€ 48 million as of December 31, 2023, respectively). Due to immateriality, no details on the year-over-year development is provided.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 – Allowance for Credit Losses
Development of allowance for credit losses for off-balance sheet positions

	Dec 31, 2025
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	106	82	173	—	361
Movements including new business	(12)	25	38	2	53
Transfers due to changes in creditworthiness	4	(2)	(2)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	—	(8)	(13)	—	(21)
Balance, end of reporting period	98	96	196	2	393
of which: Financial guarantees	55	47	81	—	184
Provision for Credit Losses excluding country risk[1]	(8)	23	36	2	53
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 12 million as of December 31, 2025

	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	—	393
Movements including new business	(22)	3	(19)	—	(38)
Transfers due to changes in creditworthiness	10	(9)	—	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(1)	5	—	6
Balance, end of reporting period	106	82	173	—	361
of which: Financial guarantees	67	49	99	—	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	—	(38)
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024

	Dec 31, 2023
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	—	551
Movements including new business	(39)	(3)	(118)	—	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(2)	3	—	2
Balance, end of reporting period	117	88	187	—	393
of which: Financial guarantees	84	37	113	—	233
Provision for Credit Losses excluding country risk[1]	(28)	(7)	(125)	—	(160)
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 – Transfer of Financial Assets, Assets Pledged and Received as Collateral
20 — Transfer of Financial Assets, Assets Pledged and Received
as Collateral
The Group enters into transactions in which it transfers financial assets held on the balance sheet and as a result may either be eligible to derecognize the transferred asset in its entirety or must continue to recognize the transferred asset to the extent of any continuing involvement, depending on certain criteria. These criteria are discussed in Note 01
“Material Accounting Policies and Critical Accounting Estimates”.
Where financial assets are not eligible to be derecognized, the transfers are viewed as secured financing transactions, with any consideration received resulting in a corresponding liability. The Group is not entitled to use these financial assets for any other purposes. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.
Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements	46,744	40,438
Securities lending agreements	10,344	8,313
Total return swaps	20,248	14,013
Other	1,503	2,523
Total trading securities	78,839	65,288
Other trading assets	40	51
Non-trading financial assets mandatory at fair value through profit or loss	32	107
Financial assets at fair value through other comprehensive income	11,198	5,134
Loans at amortized cost[1]	15	17
Others	11,568	4,335
Total	101,693	74,931
Carrying amount of associated liabilities	91,380	66,654
¹Other traded loans where the associated liability is recourse only to the transferred assets had carrying value and fair value of € 0 million and € 0 million as at December
31, 2025, and December 31, 2024 respectively. The associated liabilities had the same carrying value and fair value which resulted in a net position of € 0 million and
€ 0 million as at December 31, 2025 and December 31, 2024 respectively
Carrying value of assets transferred to the Group has continuing involvement

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of the original assets transferred
Trading securities	1,016	1,073
Non-trading financial assets mandatory at fair value through profit or loss	—	—
Carrying amount of the assets continued to be recognized
Trading securities	21	26
Non-trading financial assets mandatory at fair value through profit or loss	—	—
Carrying amount of associated liabilities	40	52

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 – Transfer of Financial Assets, Assets Pledged and Received as Collateral
The Group could retain some exposure to the future performance of a transferred asset either through new or existing contractual rights and obligations and still be eligible to derecognize the asset. This ongoing involvement will be recognized as a new instrument which may be different from the original financial asset that was transferred. Typical transactions include retaining senior notes of non-consolidated securitizations to which originated loans have been transferred; financing arrangements with structured entities to which the Group has sold a portfolio of assets; or sales of assets with credit-contingent swaps. The Group’s exposure to such transactions is not considered to be significant as any substantial retention of risks associated with the transferred asset will commonly result in an initial failure to derecognize. Transactions not considered to result in an ongoing involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.
The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full

	Dec 31, 2025			Dec 31, 2024
in € m.	Carrying value	Fair value	Maximum Exposure to Loss¹	Carrying value	Fair value	Maximum Exposure to Loss¹
Loans at amortized cost
Securitization notes	479	459	459	441	397	397
Other	—	—	—	—	—	—
Total loans at amortized cost	479	459	459	441	397	397
Financial assets held at fair value through profit or loss
Securitization notes	—	—	—	—	—	—
Non-standard Interest Rate, cross-currency or inflation-linked swap	—	—	—	—	—	—
Total financial assets held at fair value through profit or loss	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income:
Securitization notes	532	466	466	669	560	560
Other	—	—	—	—	—	—
Total financial assets at fair value through other comprehensive income	532	466	466	669	560	560
Total financial assets representing on-going involvement	1,011	925	925	1,110	957	957
Financial liabilities held at fair value through profit or loss
Non-standard Interest Rate, cross-currency or inflation-linked swap	—	—	—	—	—	—
Total financial liabilities representing on-going involvement	—	—	—	—	—	—
1The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities
The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full

	Dec 31, 2025			Dec 31, 2024
in € m.	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	38	239	23	50	220	25
Non-standard Interest Rate, cross- currency or inflation-linked swap	—	—	—	—	—	—
Net gains/(losses) recognized from on- going involvement in derecognized assets	38	239	23	50	220	25

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 – Transfer of Financial Assets, Assets Pledged and Received as Collateral
The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities.
Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described. As at December 31, 2025 the bank had securitized loans of € 7 billion and the secured own bonds were pledged as collateral into various market standard securities financing transactions. The encumbered loans below include these balances.
Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets at fair value through profit or loss	70,166	58,749
Financial assets at fair value through other comprehensive income	11,329	5,263
Loans	37,996	41,758
Other	12,216	4,462
Total	131,708	110,232
1Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities
Total assets pledged to creditors available for sale or repledge1

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets at fair value through profit or loss	67,159	55,310
Financial assets at fair value through other comprehensive income	11,084	5,013
Loans	3,063	4,618
Other	11,569	2,904
Total	92,875	67,845
1Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities
The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or re-pledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.
Fair Value of collateral received

in € m.	Dec 31, 2025	Dec 31, 2024
Securities and other financial assets accepted as collateral	557,837	479,022
Of which:
Collateral sold or repledged	431,792	366,245

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	21 – Property and Equipment
21 — Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in- progress	Property and equipment owned (IAS 16)	Right-of-use for leased assets (IFRS 16)	Total
Cost of acquisition:
Balance as of January 1, 2024	441	2,393	3,078	461	6,374	6,507	12,881
Changes in the group of consolidated companies	—	(1)	—	—	(1)	—	(1)
Additions	1	128	107	293	528	145	673
Transfers	106	77	334	(394)	122	237	360
Reclassifications (to)/ from “held for sale”	—	—	—	—	—	—	—
Disposals	—	199	281	1	482	156	638
Exchange rate changes	(1)	33	59	1	93	115	208
Balance as of December 31, 2024	547	2,431	3,298	360	6,636	6,848	13,484
Changes in the group of consolidated companies	—	—	—	—	—	—	—
Additions	1	95	49	297	443	102	545
Transfers	20	52	367	(439)	(1)	355	355
Reclassifications (to)/ from “held for sale”	—	—	(5)	—	(5)	—	(5)
Disposals	3	109	148	—	260	132	392
Exchange rate changes	—	(88)	(132)	(3)	(223)	(254)	(477)
Balance as of December 31, 2025	564	2,381	3,429	215	6,590	6,920	13,510
Accumulated depreciation and impairment:
Balance as of January 1, 2024	264	2,033	1,900	1	4,198	2,498	6,696
Changes in the group of consolidated companies	—	(1)	—	—	(1)	—	(1)
Depreciation	5	126	266	—	397	548	945
Impairment losses	14	1	19	—	34	34	67
Reversals of impairment losses	—	—	—	—	—	2	2
Transfers	104	20	1	1	126	—	126
Reclassifications (to)/ from “held for sale”	—	—	—	—	—	—	—
Disposals	—	196	278	1	475	153	628
Exchange rate changes	—	29	29	—	57	30	87
Balance as of December 31, 2024	386	2,014	1,936	1	4,337	2,954	7,291
Changes in the group of consolidated companies	—	—	—	—	—	—	—
Depreciation	8	123	265	—	397	511	908
Impairment losses	—	—	2	—	2	7	9
Reversals of impairment losses	—	—	—	—	—	6	6
Transfers	—	—	—	—	—	—	—
Reclassifications (to)/ from “held for sale”	—	—	(3)	—	(3)	—	(3)
Disposals	3	108	132	—	244	131	375
Exchange rate changes	—	(75)	(73)	—	(149)	(88)	(237)
Balance as of December 31, 2025	391	1,954	1,994	1	4,340	3,246	7,586

Carrying amount:
Balance as of December 31, 2024	161	417	1,361	360	2,299	3,894	6,193
Balance as of December 31, 2025	173	428	1,435	214	2,250	3,673	5,924

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	21 – Property and Equipment
Depreciation expenses, impairment losses and reversal of impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was less than € 1 million as of December 31, 2025 and € 1 million as of December 31, 2024.
Commitments for the acquisition of property and equipment were € 1 million at year-end 2025 and € 24 million at year-
end 2024.
The Group leases many assets including land and buildings, vehicles and IT equipment for which it records right-of-use assets. During 2025, additions to right-of-use assets amounted to € 102 million and largely reflected new real estate leases. Depreciation charges of € 511 million recognized in 2025 mainly resulted from planned consumption of right-of-
use assets for property leases over their contractual terms. The carrying amount of right-of-use assets of € 3.7 billion included in Total Property and equipment as of December 31, 2025 predominantly represented leased properties of
€ 3.7 billion and vehicle leases of € 19 million. For more information on the Group´s leased properties and related disclosures required under IFRS 16, please refer to Note 22 “Leases”.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	22 – Leases
22 — Leases
The Group’s disclosures are as a lessee under lease arrangements covering property and equipment. The Group has applied judgement in presenting related information pursuant to IFRS 16 in a manner that it considers to be most relevant to an understanding of its financial performance and position.
The Group leases many assets including land and buildings, vehicles and IT equipment. The Group is a lessee for the majority of its offices and branches under long-term rental agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However, the lease agreements do not include any clauses that impose any restriction on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.
As of December 31, 2025 (December 31, 2024), the Group recorded right-of-use assets on its balance sheet with a carrying amount of € 3.7 billion (€ 3.9 billion), which are included in Property and equipment. The right-of-use assets predominantly represented leased properties of € 3.7 billion (€ 3.9 billion) and vehicle leases of € 19 million (€ 19 million).
For more information on the year-to-date development of right-of-use assets, please refer to Note 21 “Property and
Equipment”.
Corresponding to the recognition of the right-of-use assets, as of December 31, 2025 (December 31, 2024), the Group
recorded lease liabilities on its balance sheet with a carrying amount of € 4.2 billion (€ 4.5 billion), which are included in
Other liabilities. As of December 31, 2025, the lease liabilities included the discounted value of future lease payments of
€ 424 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The lease has a fixed term through to the end of 2036, with options to extend the lease for two additional five-year periods to the end of 2046.
During 2025 and 2024, interest expenses recorded from the compounding of the lease liabilities amounted to
€ 128 million and € 127 million, respectively. The contractual maturities for the undiscounted cash flows from these liabilities are shown in Note 31 “Maturity Analysis of the earliest contractual undiscounted cash flows of Financial
Liabilities”.
Expenses recognized in 2025 (2024) relating to short-term leases and leases of low-value assets, for which the Group decided to apply the recognition exemption under IFRS 16 (and thus not to record right-of-use assets and corresponding lease liabilities on the balance sheet), amounted to € 2 million (€ 2 million) and less than € 1 million in each period, respectively.
Income recorded in 2025 (2024) from the subletting of right-of-use assets totaled € 19 million (€ 24 million).
The total cash outflow for leases for 2025 (2024) was € 622 million (€ 678 million) and represented mainly expenditures made for real estate rentals over € 613 million (€ 669 million). Of the total cash outflow amount, payments of
€ 496 million (€ 552 million) were made for the principal portion of lease liabilities, payments of € 125 million
(€ 126 million) were made for the interest portion.
Total future cash outflows to which the Group as a lessee is potentially exposed, that are not reflected in the measurement of the lease liabilities, mainly include potential payment exposures arising from extension options (2025:
€ 4.7 billion). Their expected maturities are shown in the table below.
Future cash outflows to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Future cash outflows not reflected in lease liabilities:
Not later than one year	8	30
Later than one year and not later than five years	379	470
Later than five years	4,322	4,230
Future cash outflows not reflected in lease liabilities	4,709	4,731

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets
23 — Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2025, and December 31, 2024, are shown below by cash-generating units
(CGU).
The Group’s business operations are organized under the following divisional structure: Corporate Bank, Investment
Bank, Private Bank and Asset Management. The business divisions are considered CGUs.
Goodwill allocated to cash-generating units

in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Manage- ment	Total
Balance as of January 1, 2024	—	—	—	2,849	2,849
Goodwill acquired during the year	—	—	—	—	—
Purchase accounting adjustments	—	—	—	—	—
Transfers	—	—	—	—	—
Reclassification from (to) “held for sale”	—	—	—	—	—
Goodwill related to dispositions without being classified as “held for sale”	—	—	—	—	—
Impairment losses[1]	—	—	—	—	—
Exchange rate changes/other	—	—	—	114	114
Balance as of December 31, 2024	—	—	—	2,963	2,963
Gross amount of goodwill	643	4,418	3,737	3,477	12,275
Accumulated impairment losses	(643)	(4,418)	(3,737)	(515)	(9,313)
Balance as of January 1, 2025	—	—	—	2,963	2,963
Goodwill acquired during the year	—	—	—	—	—
Purchase accounting adjustments	—	—	—	—	—
Transfers	—	—	—	—	—
Reclassification from (to) “held for sale”	—	—	—	—	—
Goodwill related to dispositions without being classified as “held for sale”	—	—	—	—	—
Impairment losses[1]	—	—	—	—	—
Exchange rate changes/other	—	—	—	(227)	(227)
Balance as of December 31, 2025	—	—	—	2,735	2,735
Gross amount of goodwill	590	3,967	3,717	3,208	11,482
Accumulated impairment losses	(590)	(3,967)	(3,717)	(473)	(8,746)
1Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement
Changes in goodwill in 2025 and in 2024 only included foreign exchange rate movements of Asset Management goodwill held in non-Group currencies.
Following the acquisition of Numis Corporation Plc on October 13, 2023 (see Note 03), the purchase price allocation for the business combination resulted in the recognition of goodwill for € 235 million which was allocated to the Investment
Bank CGU. Given the valuation of the Investment Bank CGU with a continued shortfall of its recoverable amount versus its carrying amount, the goodwill was considered impaired and fully written off in the fourth quarter of 2023 for an amount of € 233 million.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets
Goodwill Impairment Test
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the appropriate CGU on the basis as described in Note 01 “Material Accounting Policies and Critical Accounting Estimates”. The Group’s
primary CGUs are as outlined above. Asset Management’s goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of the CGU with its carrying amount. In addition, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. The Asset Management CGU was the only goodwill carrying CGU to be tested for annual impairment in 2024 and 2025. The impairment tests conducted on Asset Management in these periods did not result in an impairment loss as the recoverable amounts of the Asset Management CGU were higher than the respective carrying amounts.
A review of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion could result in an impairment of goodwill in the future.
Carrying Amount
The carrying amount of a primary CGU is derived using a capital allocation model based on the Shareholders’ Equity
Allocation Framework of the Group (please refer to Note 04, “Business Segments and Related Information” for more details). The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (AT1
Notes), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as additional equity components in accordance with IFRS. Total equity is adjusted for an add-on adjustment for goodwill attributable to noncontrolling interests.
Recoverable Amount
The Group determines the recoverable amounts of its primary CGUs on the basis of the higher of value in use and fair value less costs of disposal (Level 3 of the fair value hierarchy). It employs a discounted cash flow (DCF) model, which reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements. The recoverable amounts also include the fair value of the AT1 Notes, which are allocated to the primary
CGUs.
The DCF model uses earnings projections and respective capitalization assumptions based on five-year financial plans as well as longer term expectations on the impact of regulatory developments, which are discounted to their present value.
Estimating future earnings and capital requirements involves judgment and the consideration of past and current performances as well as expected developments in the respective markets, and in the overall macroeconomic and regulatory environments. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level. In case of a going concern, the cash flow to equity is assumed to increase by or converge towards a constant long-term growth rate for the Asset Management CGU of up to 3.0% (2024: up to 3.3%). This is based on projected revenue forecasts of the CGU as well as expectations for the development of gross domestic product and inflation and is captured in the terminal value.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets
Key Assumptions and Sensitivities
Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity)
applied and, to a lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are consistent with external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates. For the Asset
Management CGU, the discount rates (after tax) applied for 2025 and 2024 were 9.9% and 10.4%, respectively.
Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.
Key management assumptions are:

Primary goodwill- carrying cash- generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Asset Management
–Gateway to Europe: Aim to be the primary point of
contact for investors seeking opportunities in Europe.
This includes accelerating infrastructure investments to
support European transformation, expanding private
credit offerings through partnerships with Corporate
Bank and Investment Bank, and strengthening local
presence in strategically relevant regions.
–Top 5 in Top 5: Become a top-five foreign asset manager
in the top five economies by reinforcing market
leadership in Germany, enhancing strategic partnerships
in China and starting collaborations with local players in
India to enter the market.
–Future of Finance: Lead innovation and disruption in asset
management. This involves developing digital asset
services around stablecoins and on-chain products,
establishing an Application Programming Interface (API)
driven ecosystem for embedded investment solutions,
and leveraging AI to create advanced data platforms and
tools for portfolio managers.
–Bullish Germany: Maintain the spot as leading asset
manager in Germany with the potential to benefit from
further building out home market opportunities, with a
focus on pensions.
–Global Hausbank: Further leverage relationships within
the Group across the value chain for origination,
structuring and distribution.

–Challenging and continued uncertainty around the
market environment and volatility unfavorable to its
investment strategies
–Unfavorable margin development and adverse
competition levels in key markets and products beyond
expected levels
–Business/execution risks, e.g., underachievement of net
flow targets from market uncertainty, loss of high-quality
client facing employees, unfavorable investment
performance, lower than expected efficiency gains
–Uncertainty around regulation and its potential
implications not yet anticipated

Sensitivities: In order to test the resilience of the recoverable amount, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that no reasonable possible changes in key assumptions could cause an impairment loss.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets
Other Intangible Assets
Changes of other intangible assets by asset classes for the years ended December 31, 2025 and December 31, 2024

	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment manageme nt agreement s	Other	Total unamortize d purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:
Balance as of January 1, 2024	1,046	440	1,486	1,456	70	854	2,380	11,288	15,154
Additions	—	—	—	2	—	8	10	1,407	1,417
Changes in the group of consolidated companies	—	—	—	(49)	(1)	(1)	(51)	—	(51)
Disposals	—	—	—	—	—	31	31	121	152
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Transfers	—	23	23	(40)	(35)	(28)	(103)	(3)	(83)
Exchange rate changes	71	—	71	42	—	2	44	171	286
Balance as of December 31, 2024	1,117	463	1,580	1,411	35	803	2,249	12,742	16,571
Additions	—	—	—	1	—	43	44	1,453	1,497
Changes in the group of consolidated companies	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	109	20	42	170	12	182
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Transfers	—	—	—	1	—	2	4	—	3
Exchange rate changes	(133)	—	(133)	(75)	—	(2)	(77)	(352)	(562)
Balance as of December 31, 2025	984	463	1,447	1,230	15	805	2,049	13,831	17,328
Accumulated amortization and impairment:
Balance as of January 1, 2024	330	439	769	1,399	70	690	2,159	7,749	10,676
Amortization for the year	—	—	—	5	—	36	41	1,130	1,171[1]
Changes in the group of consolidated companies	—	—	—	(49)	(1)	(1)	(51)	—	(51)
Disposals	—	—	—	—	—	31	31	121	152
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	29	29[2]
Reversals of impairment losses	—	—	—	—	—	—	—	—	—
Transfers	—	23	23	(40)	(34)	(29)	(103)	(1)	(80)
Exchange rate changes	22	—	22	40	—	—	40	130	192
Balance as of December 31, 2024	353	461	814	1,356	35	664	2,055	8,917	11,785
Amortization for the year	—	—	—	5	—	38	43	1,209	1,252[3]
Changes in the group of consolidated companies	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	109	20	42	170	10	180
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	16	16[4]
Reversals of impairment losses	—	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	2	2	—	2
Exchange rate changes	(42)	—	(42)	(72)	—	(2)	(74)	(257)	(373)
Balance as of December 31, 2025	311	461	772	1,181	15	661	1,856	9,874	12,502

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets

	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment manageme nt agreement s	Other	Total unamortize d purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Carrying amount:
As of December 31, 2024	764	2	766	55	—	139	194	3,825	4,786
As of December 31, 2025	673	1	675	49	—	144	193	3,957	4,825
1€ 1.2 billion were included in general and administrative expenses
2€ 29 million were impairment losses on self-developed software recorded in general and administrative expenses
3€ 1.3 billion were included in general and administrative expenses
4€ 16 million were impairment losses on self-developed software recorded in general and administrative expenses
Amortizing Intangible Assets
In 2025, amortizing intangible assets increased by € 130 million. This included amortization expenses of € 1.3 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 16 million). Additions to internally generated intangible assets of
€ 1.5 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-
used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of
€ (99) million.
In 2024, amortizing intangible assets increased by € 261 million. This included amortization expenses of € 1.2 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 29 million). Additions to internally generated intangible assets of
€ 1.4 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-
used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 47 million .
In 2023, amortizing intangible assets increased by € 330 million. This included amortization expenses of € 1.1 billion, mostly for the scheduled consumption of capitalized software (€ 1.1 billion) and the impairment of current platform software as well as software under construction (€ 24 million). Additions to internally generated intangible assets of
€ 1.3 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-
used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of
€ (19) million.
Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method.
Useful lives of other amortized intangible assets by asset class

Useful lives in years
Internally generated intangible assets:
Software	up to 10
Purchased intangible assets:
Customer-related intangible assets	up to 15
Other	up to 20
Unamortized Intangible Assets
Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.
In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-
methodology.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 – Goodwill and Other Intangible Assets
Retail investment management agreements: These assets, amounting to € 673 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management CGU. Retail investment management agreements are contracts that give Asset Management the exclusive right to manage a variety of mutual funds for a specified period.
Since these contracts are easily renewable at minimal cost, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of acquisition of Zurich Scudder Investments, Inc. in 2002.
The recoverable amount was calculated as fair value less costs of disposal using the multi-period excess earnings method applying a five-year plan and the fair value measurement was categorized as Level 3 in the fair value hierarchy.
The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast, the effective fee rate and discount rate as well as the terminal value growth rate. The discount rate (cost of equity) applied in the annual impairment test was 9.8% in 2025 (10.2% in 2024). The terminal value growth rate applied for 2025 was 3.7%
(for 2024 3.7%). Any adverse movement in the key assumptions could lead to an indication that the carrying value may be impaired.
As of December 31, 2025 and December 31, 2024, the respective impairment analyses did not result in an impairment loss or reversal of an impairment loss.
24 — Non-Current Assets and Disposal Groups Held for Sale
Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2025	Dec 31, 2024
Premises and equipment	2	—
Other assets	33	31
Total assets classified as held for sale	35	31

Total liabilities classified as held for sale	—	—
As of December 31, 2025, and December 31, 2024, no unrealized gains (losses) relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).
Within the Investment Bank division, a portfolio of real estate assets owned through foreclosure have been classified as non-current assets held for sale. The composition of the portfolio population is dynamic and is valued at the lower of its carrying amount and fair value less costs to sell and is expected to be sold within one year following their reclassification.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	25 – Other Assets and Other Liabilities

25 — Other Assets and Other Liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Brokerage and securities related receivables
Cash/margin receivables	46,634	42,179
Receivables from prime brokerage	6	5
Pending securities transactions past settlement date	2,116	979
Receivables from unsettled regular way trades	56,668	17,527
Total brokerage and securities related receivables	105,424	60,690
Debt Securities held to collect	40,262	21,627
Accrued interest receivable	4,542	4,575
Assets held for sale	35	31
Assets related to insurance business	111	133
Other	17,098	14,152
Total other assets	167,472	101,207

in € m.	Dec 31, 2025	Dec 31, 2024
Brokerage and securities related payables
Cash/margin payables	52,369	49,133
Payables from prime brokerage	25	13
Pending securities transactions past settlement date	2,261	1,207
Payables from unsettled regular way trades	52,601	13,401
Total brokerage and securities related payables	107,256	63,755
Accrued interest payable	4,910	5,113
Liabilities held for sale	—	—
Lease liabilities	4,193	4,488
Liabilities related to insurance business	97	121
Other	21,256	22,153
Total other liabilities	137,713	95,631
For further details on the assets and liabilities held for sale, please refer to Note 24 “Non-Current Assets and Disposal
Groups Held for Sale”.
26 — Deposits

in € m.	Dec 31, 2025	Dec 31, 2024
Noninterest-bearing demand deposits	171,541	176,510
Interest-bearing deposits
Demand deposits	231,564	197,306
Time deposits	201,626	203,756
Savings deposits	87,097	88,689
Total interest-bearing deposits	520,287	489,751
Total deposits	691,828	666,261

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
27 — Provisions
Movements by Class of Provisions

in € m.	Operational Risk	Civil Litigation	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2024	40	1,124	129	333	421	2,047
Changes in the group of consolidated companies	—	—	—	—	—	—
New provisions	6	2,201	84	149	312	2,751
Amounts used	2	954	8	55	67	1,086
Unused amounts reversed	4	509	41	153	66	773
Effects from exchange rate fluctuations/ Unwind of discount	—	3	2	—	1	5
Transfers	—	30	—	—	(16)	13
Balance as of December 31, 2024	40	1,895	166	273	584	2,958
Changes in the group of consolidated companies	—	—	—	—	—	—
New provisions	37	293	84	36	196	646
Amounts used	8	822	74	106	231	1,241
Unused amounts reversed	1	181	17	53	95	346
Effects from exchange rate fluctuations/ Unwind of discount	—	(4)	(7)	—	(12)	(24)
Transfers	—	11	—	—	—	11
Balance as of December 31, 2025	66	1,192	152	151	442	2,004
1For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed
Classes of Provisions
Operational Risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigation and regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.
Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.
Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.
Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.
Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and mortgage repurchase demands.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
Provisions and Contingent Liabilities
The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the
Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation.
In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.
The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2025 and December 31, 2024 are set forth in the table above. For some matters where the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provision was recognized.
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that, as of December 31, 2025, these contingent liabilities are approximately € 921 million for civil litigation matters (December 31, 2024: € 0.6 billion) and € 6 million for regulatory enforcement matters (December 31, 2024: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. If the
Group’s best estimate is within a range, the amount at the top of the range is included in the amount of contingent liabilities.
For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.
This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the
Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.
The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has a valid defense against liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.
Current Individual Proceedings
Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the
Group has taken material provisions, or for which there are material contingent liabilities, or for which there is the possibility of material business or reputational risk, as well as other significant matters. In addition, similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters also include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss. Matters are presented below in English-language alphabetical order based on the titles the Group has used for them.
Consent Order and Written Agreement with the Federal Reserve. On July 19, 2023, Deutsche Bank, Deutsche Bank AG
New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas (DBTCA) and DWS USA Corporation
entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve in 2015 and 2017. The
Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s
U.S. operations, and finds that the bank must continue to implement additional improvements. The Consent Order required Deutsche Bank to pay a civil monetary penalty of U.S.$ 186 million, including U.S.$ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S.$ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The
Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.
Cum-ex Investigations and Litigations. Deutsche Bank has received inquiries from law enforcement authorities, including requests for information and documents, in relation to cum-ex transactions of clients. “Cum-ex” refers to trading activities in German shares around dividend record dates (trade date before and settlement date after dividend record date) for the purpose of obtaining German tax credits or refunds in relation to withholding tax levied on dividend payments, including transaction structures that have resulted in more than one market participant claiming such credit or refund with respect to the same dividend payment. Cum-ex transactions are regarded as criminal tax evasion by
German courts. Deutsche Bank is cooperating with the law enforcement authorities in these matters.
The Public Prosecutor in Cologne (Staatsanwaltschaft Köln, “CPP”) has been conducting a criminal investigation since
August 2017 concerning two former employees of Deutsche Bank in relation to cum-ex transactions of certain former clients of the bank. In October 2022, the CPP conducted a search at Deutsche Bank’s offices in Frankfurt and Eschborn.
Based on the search warrant the CPP expanded the scope of the investigation. Current and former Deutsche Bank employees and seven former Management Board members are included in the investigation. The investigation is ongoing and the scope of the investigation may be further broadened. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP.
In May 2021, Deutsche Bank learned through an information request received by Deutsche Oppenheim Family Office AG
(DOAG) as legal successor of Sal. Oppenheim jr. & Cie. AG & Co. KGaA (Sal. Oppenheim) that the CPP in 2021 opened a criminal investigation proceeding in relation to cum-ex transactions against unknown former personnel of Sal.
Oppenheim. DOAG provided the requested information.
In July 2023, Deutsche Bank as legal successor of Deutsche Postbank AG was informed by the CPP that the CPP has opened a new separate criminal cum-ex investigation against unnamed personnel of former Deutsche Postbank AG.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure
(elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. In February 2018, Deutsche Bank received from the German Federal Tax Office (Bundeszentralamt für
Steuern, “FTO”) a demand of approximately € 49 million for tax refunds paid to a former custody client. Deutsche Bank expects to receive a formal notice for the same amount. In December 2019, Deutsche Bank received a liability notice from the FTO requesting payment of € 2 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client, which Deutsche Bank paid in early 2020. In July 2022, Deutsche Bank filed an action against this payment with the Fiscal Court of Cologne (Finanzgericht Köln).
In 2018, The Bank of New York Mellon SA/NV (BNY) informed Deutsche Bank of its intention to seek indemnification for potential cum-ex related tax liabilities incurred by BHF Asset Servicing GmbH (BAS) and/or Frankfurter Service
Kapitalanlage-GmbH (“Service KAG”, now named BNY Mellon Service Kapitalanlage-Gesellschaft mbH). Deutsche Bank
had acquired BAS and Service KAG as part of the acquisition of Sal. Oppenheim in 2010 and sold them to BNY later that year. BNY estimated the potential tax liability to be up to € 120 million (excluding interest of 6% p.a.). In late 2020, counsel to BNY informed Deutsche Bank that BNY and/or Service KAG (among others) have received notices from tax authorities in the estimated amount with respect to cum-ex related trades by certain investment funds in 2009 and 2010.
BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of
€ 118 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 47 million to tax authorities. A further € 72 million were paid by other allegedly liable parties (including Deutsche Bank with respect to one of the investment funds, referred to below). In late December 2025, BNY and Deutsche Bank agreed to settle the indemnification claim described above. In addition, BNY received from the Frankfurt Tax Office regarding one of the investment funds a notice and payment request regarding penalty interest (Hinterziehungszinsen) in the amount of
€ 12 million. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der
Vollziehung) regarding the payment request which was granted by the Fiscal Court of Hesse (Hessisches Finanzgericht)
in October 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
In December 2023 and April 2024, Deutsche Bank received hearing letters from the FTO regarding three third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. The funds received an aggregate of € 147 million in cum-ex withholding tax refunds in 2009. In
June and July 2024, Deutsche Bank received two tax liability notices (Haftungsbescheide) from the FTO in an aggregate amount of € 85 million regarding two of the funds. Deutsche Bank filed objections (Einsprüche) and applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the notices. The suspension of enforcement was granted in July 2024. In August/September 2025, Deutsche Bank paid € 29 million to the FTO with respect to the two tax liability notices and withdrew the objections. The remainder was paid by other service providers to the investment funds.
Interbank and Dealer Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has responded to requests for information from, cooperated with, and entered into settlements with, various regulatory and law enforcement agencies in connection with industry-wide investigations concerning the setting of the London Interbank
Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank and/or dealer offered rates.
The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
Civil Litigations. Deutsche Bank is party to one remaining U.S. civil action concerning alleged manipulation relating to the setting of U.S. dollar LIBOR, as well as an action pending in Argentina. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
The U.S. civil actions were filed against Deutsche Bank and numerous other defendants on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. Claims for damages in the U.S. civil action have been asserted under various legal theories, including violations of federal and state antitrust and other laws.
The remaining U.S. civil action concerning U.S. dollar LIBOR is being coordinated as part of a multidistrict litigation (the
“U.S. dollar LIBOR MDL”) in the U.S. District Court for the Southern District of New York. Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and March 2019 narrowing their claims, plaintiffs in the U.S. dollar LIBOR
MDL are currently asserting antitrust claims, and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
In 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs filed appeals of that ruling. In December 2021, the Second Circuit affirmed the district court’s decision on antitrust standing grounds but reversed the court’s decision on personal jurisdiction grounds, and it remanded the cases to the district court for further proceedings. In March 2022, defendants (including Deutsche Bank) filed a petition for a writ of certiorari to the U.S. Supreme Court to review the Court of Appeals’ decision. The U.S. Supreme Court denied defendants’ petition in June 2022.
In October 2024, defendants, including Deutsche Bank, filed a motion for summary judgment in the U.S. dollar LIBOR
MDL. In September 2025, the district court granted defendants’ motion for summary judgment and dismissed all of the plaintiffs’ remaining claims. The plaintiffs filed their notices of appeal in October 2025.
In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, alleging that U.S. dollar LIBOR has been suppressed through the present. In October 2023, the court granted the defendants’ motion to dismiss plaintiffs’ amended complaint. Plaintiffs appealed. In December
2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court’s decision dismissing the complaint. In January 2025, the United States Court of Appeals for the Ninth Circuit denied plaintiffs’ petition for rehearing and in April the plaintiffs filed a petition for certiorari seeking to have the U.S. Supreme Court hear their appeal, which the U.S. Supreme Court denied at the end of June 2025.
There were UK and U.S. civil actions regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance
Corporation (FDIC) acting as receiver for up to 20 failed financial institutions headquartered in the U.S., in which a claim for damages has been asserted pursuant to EU, UK and U.S. state laws. In April 2025, Deutsche Bank settled the civil actions brought by the FDIC in both the UK and the U.S. for U.S. $ 20 million.
A further class action regarding LIBOR has been filed in Argentina seeking damages for losses allegedly suffered by holders of Argentine bonds with interest rates based on LIBOR. In August 2024, the court accepted the plaintiff’s withdrawal of its claims against Deutsche Bank and certain other defendants, but the action remains pending against one defendant.
Jeffrey Epstein Matters. Since Jeffrey Epstein’s arrest in July 2019, Deutsche Bank has provided information to various regulatory and law enforcement agencies and continues to cooperate with the U.S. Congress concerning the bank’s former client relationship with Epstein (individually, and through related parties and entities). The bank has previously entered into settlements to resolve certain regulatory and litigation matters. There are no Epstein victim-related litigations currently pending against the bank. The U.S. Department of Justice recently publicly released information it previously received from the bank and other sources pursuant to the Epstein Files Transparency Act.
Monte Dei Paschi. Civil litigation claims have been filed by six former employees in relation to alleged harm caused by
Italian criminal proceedings against them. The six former employees were convicted in November 2019 by the Court of
First Instance of Milan of aiding and abetting false accounting and market manipulation in relation to repo transactions that Deutsche Bank had entered into with Banca Monte dei Paschi di Siena (MPS) and a subsidiary of MPS in 2008. The individuals were given sentences of either 3 years and 6 months or 4 years and 8 months. Deutsche Bank was found liable under Italian Legislative Decree n. 231/2001 and the Court ordered the seizure of alleged profits of € 64.9 million and a fine of € 3 million. Following appeals filed by Deutsche Bank and the six individuals, in 2022, the Milan Court of Appeal acquitted all the Deutsche Bank defendants from all charges. Those acquittals were confirmed by the Supreme Court of
Italy in October 2023.
One of the former employees filed and served a claim against Deutsche Bank in the German Courts in the second quarter of 2024, seeking approximately € 152 million in damages for alleged harm caused to his career by the Italian criminal proceedings and conviction at first instance. Four other former employees filed claims in the English Courts on
September 30, 2025. The claims were served on Deutsche Bank entities in the UK in January 2026, but to date have not been served on two Deutsche Bank entities based in Jersey. The four former employees are seeking over £ 600 million in damages on the same basis as the first employee’s claim for alleged harm caused to their careers by the Italian criminal proceedings and conviction at first instance. Deutsche Bank considers all such claims to be without merit and will defend itself against them robustly, including disputing the inflated, unrealistic alleged losses claimed.
One further former employee had filed a claim in the English Courts on September 30, 2025 on the same basis as the other 5 plaintiffs, as well as based on further specific claims, but the parties have now resolved on a confidential basis all of the claims and allegations that the employee has previously made against Deutsche Bank and its personnel.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
Mortgage-Related and Asset-Backed Securities. Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of residential mortgage-backed securities (RMBS) and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.
Deutsche Bank is a defendant in an action related to RMBS offerings brought by the FDIC as receiver for Citizens
National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds, and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In May 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. On February 9, 2026, the court granted Deutsche Bank’s motion for summary judgment and dismissed the remaining claim in its entirety. Any appeal by the FDIC is due by April 13, 2026.
Deutsche Bank has resolved cases concerning two RMBS trusts that were brought initially by RMBS investors and subsequently by HSBC, as trustee, in New York state court. The cases allege breaches of Deutsche Bank’s purported duty to notify the trustee of breaches of loan-level representations and warranties in the ACE Securities Corp. 2006-FM1 and
ACE Securities Corp. 2007-ASAP1 RMBS offerings, respectively. Settlements were finalized and the cases were voluntarily discontinued with prejudice in December 2025.
In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.
Trustee Civil Litigation. Deutsche Bank’s U.S. subsidiaries Deutsche Bank National Trust Company (DBNTC) and DBTCA
(collectively, the “Trustees”) are defendants in two separate civil lawsuits, and DBNTC is a defendant in a third civil lawsuit, brought by investors concerning the Trustees’ role as trustees of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the Trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts.
The three lawsuits include actions by (i) the National Credit Union Administration Board (NCUA), as an investor in
18 trusts that allegedly suffered total realized collateral losses of more than U.S.$ 3.7 billion; (ii) Commerzbank AG, as an investor in 50 RMBS trusts, alleging hundreds of millions of dollars in losses; and (iii) IKB International, S.A. in liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 12 RMBS trusts, in which IKB originally sought more than U.S.$ 268 million of damages before IKB voluntarily discontinued its claims as to certain additional RMBS trusts and certificates. In the NCUA case, following motions to dismiss and for summary judgment, the court has dismissed NCUA’s tort claims as to all trusts and its breach-of-contract claims as to certain trusts. In the Commerzbank case, following motions to dismiss and for summary judgment, the court has dismissed Commerzbank’s tort claims as to all trusts and its breach of contract claims relating to certain of the trusts. A second round of summary judgment briefing is pending before the court and the case has been stayed. In the IKB case, following motions to dismiss (including appellate review) and for summary judgment, the court has dismissed IKB’s tort claims as to all trusts and its breach of contract claims as to certain trusts. All parties have filed notices of appeal with respect to the court’s summary judgment order and the case has been stayed pending resolution of the appeals.
The Group has established provisions or contingent liabilities with respect to certain of these matters, but the Group has not disclosed the amounts because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.
1MDB. In 2021, 1Malaysia Development Berhad (1MDB) commenced proceedings at the Malaysian Courts against
Deutsche Bank Malaysia Berhad (DBMB) with respect to three wire transfers carried out by DBMB on 1MDB’s behalf in
2009 and 2011. 1MDB claims damages in the amount of U.S.$ 1.1 billion (representing the total amount of the transactions) excluding interest claimed from the date of those wire transfers, which could be significant due to the long duration since those transactions. At a hearing on July 11, 2025, the Court declined DBMB’s application for summary dismissal on time-bar grounds, ruling that the issue requires a full trial which is currently scheduled for October and
December 2026. The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
Polish Mortgage Matters. Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche
Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid.
These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over
€ 1.1 billion with over 8,791 civil claims having been commenced in Polish courts as of December 31, 2025. These cases are an industry-wide issue in Poland and other banks are facing similar claims. Deutsche Bank Polska S.A. has and will take necessary legal actions to defend itself and challenge such claims in courts.
For the year ended December 31, 2025, the total portfolio provision for CHF and EUR mortgage cases was € 736 million compared to € 895 million as of December 31, 2024, as a result of € 88 million of additional provisions being more than offset by decreases reflecting payouts under court rulings and settlements with claimants.
Postbank Voluntary Public Takeover Offer. In September 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG ("Postbank"). On October 7, 2010,
Deutsche Bank published its official takeover offer and offered Postbank shareholders a consideration of € 25 for each
Postbank share. This offer was accepted for a total of approximately 48.2 million Postbank shares.
Several former shareholders of Postbank who had accepted the takeover offer brought claims against Deutsche Bank alleging that the offer price was too low. The plaintiffs allege that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. Based thereon, the plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank needed to be raised to € 57.25 per share. Some plaintiffs filed claims based on allegedly appropriate consideration of € 64.25 per share.
The claims for payment against Deutsche Bank in relation to these matters originally amounted to almost € 700 million
(excluding interest, which was significant due to the long duration of the proceedings).
At the end of April 2024, the Higher Regional Court of Cologne indicated in a hearing that it may find these claims valid in a later ruling. As a consequence, Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest. In the third and fourth quarters of 2024, Deutsche
Bank reached settlements which included the settlement of one of the two lead cases.
On October 23, 2024, the Higher Regional Court of Cologne handed down its judgment in the remaining lead case and fully granted the plaintiffs' claims. The court did not grant a further leave to appeal to the Federal Court of Justice (BGH).
On November 19, 2024, Deutsche Bank filed a complaint against the denial of leave to appeal with the BGH.
In the second quarter of 2025, Deutsche Bank concluded further settlement agreements. Including the settlement agreements concluded in 2024, Deutsche Bank has now reached settlements with 90% of the plaintiffs’ claims by value in the litigation (calculated based on the asserted shareholdings), which resulted in a partial release of the original provision in second quarter 2025. As of December 31, 2025, the residual plaintiff claims of € 112 million (including interest) are fully provisioned.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66 paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-
Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately 0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately 7 million Postbank shares.
The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of at least € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly rejected this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement. According to this decision, the question whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. The bank expects that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
On October 1, 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement (dated December 5, 2012) according to which the annual compensation pursuant to Sec. 304 of the German Stock Corporation Act (jährliche Ausgleichszahlung) shall be increased by € 0.12 to € 1.78 per Postbank share and the settlement amount pursuant to Sec. 305 of the German Stock
Corporation Act (Abfindungsbetrag) shall be increased by € 4.56 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision. On December 11, 2025, the Higher Regional Court Düsseldorf
(HRC) issued an indicative order (“Hinweisbeschluss”) in the appraisal proceedings regarding the domination and profit and loss transfer agreement concluded in 2012. The HRC rejected the argument of the applicants that the initially paid compensation of € 25.18 per share should be increased to the allegedly appropriate offer price under the 2010 takeover offer (of at least € 57.25 per share). Additionally, the HRC indicated to request a further expert report on specific valuation aspects and made a settlement proposal which is lower than the compensation fixed by the Regional Court
Cologne ruling (proposed compensation of € 28.00 instead of € 29.74 per share ruled by the Regional Court Cologne). In
January 2026, the bank stated its consent to the settlement proposal of the HRC, however, not all applicants consented as required to reach a settlement ending the appraisal proceeding. Therefore, the HRC resolved on the appointment of a new independent expert on February 4, 2026. The expert has been asked to provide a supplementary opinion on the remaining valuation aspects identified by the HRC. The HRC further instructed the expert to prepare a revised calculation of the appropriate annual compensation on the basis of the supplementary valuation opinion.
The Group has not disclosed whether it has established a provision or contingent liability with respect to the appraisal proceedings because it has concluded that such disclosure can be expected to prejudice seriously its outcome.
RusChemAlliance Litigation. In June 2023, RusChemAlliance LLC ("RCA"), a Russian joint venture of Gazprom PJSC and
RusGasDobycha JSC, filed a claim against Deutsche Bank before a commercial state court in Saint Petersburg seeking payment of approximately € 238 million plus interest under an advance payment guarantee ("APG") issued by Deutsche
Bank in 2021 at the request of one of its clients. RCA’s payment demand under the APG was rejected by Deutsche Bank due to the imposition of EU sanctions against Russia. At the end of May 2024, the Russian court fully granted RCA's payment claim and RCA's motion for interim measures by which a corresponding amount in Deutsche Bank's Russian subsidiary was frozen as the Russian courts do not recognize the applicability of the EU sanctions. Deutsche Bank’s appeals against this decision were dismissed in September 2024 and January 2025, respectively.
In October 2024, upon application by RCA, the Russian court granted an anti-suit injunction (“ASI”) order against
Deutsche Bank prohibiting Deutsche Bank from continuing any court proceedings outside of Russia related to this issue or enforcing any judgments or orders granted by a court outside of Russia under a threat of a court penalty of
€ 240 million in case of non-compliance with the ASI. Deutsche Bank complied with the ASI order in November 2024.
Deutsche Bank’s appeal against the ASI order was dismissed in January 2025. A further appeal filed with the Russian
Supreme Court was dismissed as well.
Deutsche Bank initially recognized a provision in the amount of € 260 million and a corresponding reimbursement asset under an indemnification agreement in 2023. The provision was thus offset by the reimbursement asset. In November
2024, RCA enforced its payment claim in an amount of € 244 million including interest payable against assets of
Deutsche Bank maintained in Russia. After enforcement by RCA, which was covered by the provision, subsequent developments led to a de-recognition of the indemnification asset. Deutsche Bank is still of the opinion that it possesses a valid indemnification claim and is defending its position in court.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 – Provisions
Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank cooperated with those investigations.
Deutsche Bank and Deutsche Bank Securities Inc., the bank’s primary U.S. broker-dealer subsidiary (DBSI), were named as defendants in a putative class action filed in June 2023 in the U.S. District Court for the Southern District of New York by
alleged direct market participants claiming a violation of U.S. antitrust law related to alleged manipulation of the secondary trading market for United Kingdom government bonds. The complaint seeks treble damages and attorneys’
fees. In September 2024, the Court granted Deutsche Bank’s and DBSI’s motion to dismiss the complaint for failure to state a claim. In July 2025, plaintiffs filed an amended complaint, which added two additional named plaintiffs and included claims by alleged purchasers of United Kingdom government bond futures or futures contract options.
Deutsche Bank and DBSI filed a motion to dismiss the amended complaint on September 9, 2025, which is now pending a decision by the Court.
Deutsche Bank was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the
Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to
Mexican government bond trading. Defendants’ motion to dismiss plaintiffs’ consolidated amended complaint was granted without prejudice. Plaintiffs filed a second amended complaint naming only Mexico-based defendants, which was also dismissed without prejudice. Plaintiffs appealed to the Second Circuit, and in February 2024, the dismissal of the complaint was reversed. Plaintiffs filed a further amended complaint in June 2024. Defendants filed a motion to dismiss in July 2024, which the Court denied in January 2025. The case is now in discovery.
The Group has not disclosed whether it has established provisions or contingent liabilities with respect to the matters referred to above because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
U.S. Treasury Spoofing Litigation. Five separate putative class actions have been filed in the Northern District of Illinois against Deutsche Bank AG and DBSI. The cases allege that Deutsche Bank and other unnamed entities participated in a scheme from January to December 2013 to spoof the market for Treasuries futures and options contracts and Eurodollar futures and options contracts. Following briefing on a motion to dismiss, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery, which has now been substantially completed. Plaintiffs filed an amended complaint and then a further, second amended complaint. Deutsche Bank AG and DBSI filed a motion to dismiss in
September 2023 and a reply in December 2023. In September 2024, the court requested additional briefing on standing under Article III of the U.S. Constitution, which was completed in October 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
Other
Irrevocable Payment Commitments with regard to levies and deposit protection. Certain entities of the Group are required to make contributions to national resolution authorities or deposit protection schemes such as the European
Single Resolution Fund (SRF) administered by the Single Resolution Board. Part of such contributions may be provided in the form of irrevocable payment commitments (IPCs) backed by cash and securities collateral. The Group remains the economic owner of the collateral provided.
IPCs related to the bank levy according to the Bank Recovery and Resolution Directive (BRRD), the SRF and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of December 31, 2025
(December 31, 2024: € 1.5 billion). Thereof € 1.0 billion of IPCs related to the SRF (December 31, 2024: € 1.0 billion) and
€ 0.5 billion to the German deposit protection fund (December 31, 2024: € 0.5 billion).
As of December 31, 2025, the total collateral provided for IPC consisted of € 1.0 billion of cash collateral, which is presented in Other Assets, and € 524 million of securities collateral (December 31, 2024: € 1.0 billion and € 481 million, respectively). Thereof € 1.0 billion of cash collateral related to the SRF (December 31, 2024: € 1.0 billion).
The Group has analyzed the impact of a judgment of the Court of Justice of the EU on the treatment of IPCs related to the SRF in November 2025 in a matter unrelated to the Group and concluded that it is immaterial to the Group’s financial statements with respect to all schemes for which IPCs are provided. This is based on the expected timing of potential payments (i.e., if the respective entities of the Group were to give up their banking license or if the IPCs would be exercised) and related discount rates.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	28 – Credit related commitments and contingent liabilities
28 — Credit related commitments and contingent liabilities
Irrevocable lending commitments and lending related contingent liabilities
In the normal course of business, the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made.
In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If credit risk management provides sufficient evidence about an expected loss from a claim, a provision is established and recorded on the balance sheet.
The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions recognized in the balance sheet. The amounts are the maximum potential utilization required by the Group in case all these liabilities entered into must be funded. The table therefore does not show the expected future cash flows required for these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Irrevocable lending commitments	217,949	219,767
Revocable lending commitments	56,356	49,932
Contingent liabilities	79,092	73,468
Total	353,397	343,167
Other commitments and other contingent liabilities
The Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions were € 73 million as of December 31, 2025, and € 77 million as of December 31, 2024. The number considers the maximum potential utilization of the Group in case all these liabilities entered into must be funded. The amounts therefore do not contain the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
Government assistance
In the course of its business, the Group regularly applies for and receives government support by means of Export Credit
Agency (ECA) guarantees covering transfer and default risks for the financing of exports and investments into Emerging
Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short and medium-term
Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees are broadly similar due to the fact that most of the ECAs act within the scope of the Organization for Economic Cooperation and Development (OECD)
consensus rules. The OECD consensus rules, an inter-governmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.
In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. The
Group makes use of such programs to assist its clients in the financing of exported goods and services. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes S.A. acting on behalf of the Federal Republic of Germany, by the Atradius Credito y Caucion S.A. de Seguros y Reaseguros acting on behalf of the Kingdom of Spain or by the Korea
Trade Insurance Corporation acting on behalf of the Republic of Korea.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	30 — Long-Term Debt and Trust Preferred Securities
29 — Other Short-Term Borrowings

in € m.	Dec 31, 2025	Dec 31, 2024
Other short-term borrowings:
Commercial paper	13,211	5,954
Other	4,993	3,940
Total other short-term borrowings	18,204	9,895
30 — Long-Term Debt and Trust Preferred Securities
Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due in 2030	Due after 2030	Total Dec 31, 2025	Total Dec 31, 2024
Senior debt:
Bonds and notes:
Fixed rate	14,050	12,269	13,269	10,368	8,854	9,109	67,920	71,414
Floating rate	2,508	2,817	517	1,050	1,918	3,471	12,281	11,196
Other	3,550	2,369	2,220	1,845	1,152	15,120	26,256	20,578
Subordinated debt:
Bonds and notes:
Fixed rate	2,024	2,363	—	—	424	3,401	8,212	11,626
Floating rate	—	—	—	—	—	—	—	—
Other	42	20	—	—	23	—	85	85
Total long-term debt	22,175	19,839	16,006	13,263	12,371	31,101	114,754	114,899
The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2025 and
2024.
Trust Preferred Securities1

in € m.	Dec 31, 2025	Dec 31, 2024
Fixed rate	—	—
Floating rate	283	287
Total trust preferred securities	283	287
1Perpetual instruments, redeemable at specific future dates at the Group’s option

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	31 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities
31 — Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2025
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	171,541	—	—	—	—
Interest bearing deposits	245,183	148,888	117,503	14,882	11,777
Trading liabilities¹	42,879	—	—	—	—
Negative market values from derivative financial instruments¹	225,775	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,752	45,626	11,122	15,674	12,403
Investment contract liabilities²	—	—	469	—	—
Negative market values from derivative financial instruments qualifying for hedge accounting³	—	72	24	69	57
Central bank funds purchased	1,967	—	—	—	—
Securities sold under repurchase agreements	470	767	584	601	109
Securities loaned	2	—	—	—	—
Other short-term borrowings	6,416	3,882	8,197	—	—
Long-term debt	1	12,456	14,408	70,203	33,230
Trust preferred securities	—	—	299	—	—
Lease liabilities	122	147	430	1,814	2,632
Other financial liabilities	116,713	3,554	556	699	46
Off-balance sheet loan commitments	211,367	—	—	—	—
Financial guarantees	35,949	—	—	—	—
Total⁴	1,089,137	215,391	153,593	103,942	60,254
1Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods
2These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value
3Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate
4The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	31 – Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2024
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	176,510	—	—	—	—
Interest bearing deposits	198,010	159,292	112,543	16,012	10,422
Trading liabilities¹	43,498	—	—	—	—
Negative market values from derivative financial instruments¹	276,395	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,224	35,024	5,943	13,767	8,373
Investment contract liabilities²	—	—	454	—	—
Negative market values from derivative financial instruments qualifying for hedge accounting³	—	978	616	31	65
Central bank funds purchased	1,227	—	—	—	—
Securities sold under repurchase agreements	407	1,143	182	1,089	25
Securities loaned	2	—	—	—	—
Other short-term borrowings	1,487	5,767	2,862	—	—
Long-term debt	—	7,119	18,030	70,602	36,195
Trust preferred securities	—	—	302	—	—
Lease liabilities	3	157	454	1,933	3,116
Other financial liabilities	72,780	1,076	1,059	1,829	87
Off-balance sheet loan commitments	212,990	—	—	—	—
Financial guarantees	32,368	—	—	—	—
Total⁴	1,045,902	210,557	142,445	105,263	58,284
1Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which Group’s management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods
2These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value
3Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate
4The balances in the table do not agree to the numbers in the Group’s balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if the Group was required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

Deutsche Bank	Additional Notes
Annual Report 2025	32 – Common Shares

Additional Notes
32 — Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2024	2,040,242,959	(48,195,109)	1,992,047,850
Shares issued under share-based compensation plans	—	—	—
Capital increase	—	—	—
Common shares cancelled	(45,541,366)	45,541,366	—
Shares purchased for treasury	—	(86,796,707)	(86,796,707)
Shares sold or distributed from treasury	—	39,874,612	39,874,612
Common shares, December 31, 2024	1,994,701,593	(49,575,838)	1,945,125,755
Shares issued under share-based compensation plans	—	—	—
Capital increase	—	—	—
Common shares cancelled	(84,122,616)	84,122,616	—
Shares purchased for treasury	—	(76,926,379)	(76,926,379)
Shares sold or distributed from treasury	—	34,673,888	34,673,888
Common shares, December 31, 2025	1,910,578,977	(7,705,713)	1,902,873,264
There are no issued ordinary shares that have not been fully paid.
The Group has bought back shares pursuant to share buyback authorizations by the Annual General Meetings. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities. Treasury stock held as of year-end will mainly be used for cancellation with the purpose of distributing capital to shareholders as well as for future share-based compensation.
Authorized Capital
The Management Board is authorized to increase the share capital by issuing new shares for cash consideration. As of
December 31, 2025, Deutsche Bank AG had authorized but unissued capital of € 2,493,000,000 which may be issued in whole or in part until April 30, 2030. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 498,000,000	Cash
May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation Act and may be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights
April 30, 2030
€ 1,995,000,000	Cash	May be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights.	April 30, 2030
Conditional Capital
Deutsche Bank has no outstanding conditional capital as of December 31, 2025.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2025,
2024 and 2023, respectively.

	2025 (proposed)	2024	2023
Cash dividends declared (in € )	1,902,873,264	1,314,856,308	882,615,288
Cash dividends declared per common share (in € )	1.00	0.68	0.45
No dividends have been declared since the balance sheet date.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
33 — Employee Benefits
Share-Based Compensation Plans
The Group made grants of share-based compensation under the Deutsche Bank Equity Plan. This plan represents a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.
The share awards granted under the terms and conditions of the Deutsche Bank Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period (or release period for Upfront Awards). Vesting usually continues after termination of employment in cases such as redundancy or retirement. Deferred share awards are subject to forfeiture provisions and performance conditions until release.
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the Deutsche Bank
Equity Plan was used for granting awards, and for employees of certain legal entities, deferred equity is replaced with restricted shares due to local regulatory requirements.
Please note that this table does not cover awards granted to the Management Board. For awards granted under the DWS
Equity Plan, please refer to the DWS Share-Based Compensation Plans section.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The following table sets forth the basic terms of these share plans:

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2022-2025[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs)
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)
	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Selected employees
2019-2021[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs in a Material Business Unit)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]
	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle[5]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Regulated employees
1For InstVV-regulated employees (and Senior Management) a further retention period of twelve months applies
2For grant year 2019 divisions were called CIB, for grant years 2020 and 2021 CIB is split into CB/IB/CRU
3Share delivery takes place after a further retention period of twelve months
4Annual and Retention/New Hire awards include grants made under the Restricted Share Plan from 2019-2025
5Off-Cycle awards granted up to 2020
Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan. The
Global Share Purchase Plan offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the Group matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, 12,775 staff from 21 countries enrolled in the cycle that began in November 2025.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The following table sets out the movements in share award units, including grants under the cash plan variant of the
Deutsche Bank Equity Plan.

Share units (in thousands)	2025	2024
Balance outstanding as of January 01	116,589	128,628
Granted	33,457	41,167
Released	(44,091)	(50,015)
Forfeited	(2,844)	(3,491)
Other movements	78	300
Balance outstanding as of December 31	103,189	116,589
The following table sets out key information regarding awards granted, released and remaining in the year.

	2025			2024
	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years
DB Equity Plan	€ 17.47	€ 21.77	1.35	10.3	12.92	1.4
Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately
€ 20 million and € 14 million for the years ended December 31, 2025 and 2024, respectively.
The grant volume of outstanding share awards was approximately € 1.1 billion and € 1.0 billion as of December 31, 2025 and 2024, respectively. Thereof, approximately € 0.8 billion and € 0.8 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to approximately € 0.3 billion and € 0.2 billion as of December 31, 2025 and 2024, respectively.
DWS Share-Based Compensation Plans
The DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by reference to the value of DWS shares during a specified time period.
In September 2018 one-off Initial Public Offering (IPO) related awards under the DWS Stock Appreciation Rights (SAR)
Plan were granted to all DWS employees. A limited number of DWS senior managers were granted a one-off IPO-related
Performance Share Unit under the DWS Equity Plan instead. For members of the Executive Board, one-off IPO-related awards under the DWS Equity Plan were granted in January 2019.
The DWS Stock Appreciation Rights Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends.
The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by reference to the value of DWS shares during a specified period of time.
The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award.
The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period (or the end of the retention period for Upfront Awards). Vesting usually continues after termination of employment in cases such as redundancy or retirement.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The following table sets forth the basic terms of the DWS share-based plans:

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2024-2025	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Annual Award - Upfront	Vesting immediately at grant[1]	Regulated employees
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
2023	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2022	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2021	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2020	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2019	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Performance Share Unit Award	1/3: March 2022[1]	Members of the Executive Board
	(one-off IPO related award granted in 2019)	1/3: March 2023[1]
1/3: March 2024[1]
2018	Performance Share Unit Award	1/3: March 2022[1]	Select Senior Managers
	(one-off IPO related award )[1]	1/3: March 2023[1]
1/3: March 2024[1]
	SAR Award (one-off IPO related award)	For non-MRTs: 1 June 2021[3]	all DWS employees[2]
For MRTs: 1 March 2023[1,3]
1 Depending on their individual regulatory status, a six month retention period (AIFMD/UCITS MRTs) or a twelve month retention period (InstVV, and/or IFD MRTs starting from 2023) applies after vesting
2 Unless the employee received Performance Share Unit Award
3 For outstanding awards, a 4-year exercise period applies following vesting/retention period
The following table sets out the movements in share award units.

	DWS Equity Plan		DWS SAR Plan
	2025	2024	2025		2024
Share units (in thousands)	Number of Awards	Number of Awards	Number of Awards	Weighted- average exercise price	Number of Awards	Weighted- average exercise price
Outstanding at beginning of year	2,017	2,377	367	€22.33	735	€24.65
Granted	699	938	0		35	22.33
Issued or Exercised	(1,007)	(1,342)	(305)	€22.33	(369)	€24.35
Forfeited	(29)	(41)	—		—	—
Expired	—	—	(38)	€22.33	(18)	€23.40
Other Movements	46	86	—	€22.33	(16)	€22.33
Outstanding at end of year	1,726	2,017	23	€22.33	367	€22.33
Of which, exercisable	—	—	23	€22.33	367	€22.33

The following table sets out key information regarding awards granted, released and remaining in the year.

	2025			2024
	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years
DWS Equity Plan	€ 37.92	€ 49.18	1.5	€ 31.59	€ 35.79	1.4
DWS SAR Plan	0	€ 48.73	1.7	€ 13.40	€ 38.78	0.8
The fair value of outstanding share-based awards was approximately € 64 million and € 74 million as of December 31,
2025 and 2024, respectively. Of the awards, approximately € 48 million and € 63 million has been recognized in the income statement up to the period ending 2025 and 2024 respectively, of which € 14 million and € 40 million as of
December 31, 2025 and 2024 relate to fully vested awards. Total unrecognized expense related to share-based plans was approximately € 16 million and € 12 million as of December 31, 2025 and 2024 respectively, dependent on future share price development.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The fair value of the DWS Stock Appreciation Rights Plan awards has been measured using the generalized Black-
Scholes model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving the Group and number of employees eligible for early retirement. The inputs used in the measurement of the fair values at grant date and measurement date were as follows.

	Measurement date Dec 31, 2025	Measurement date Dec 31, 2024
Units (in thousands)	23	367
Fair value	€34.36	€17.72
Share price	€56.50	€39.80
Exercise price	€22.33	€22.33
Expected volatility (weighted-average)	33%	33%
Expected life (weighted-average) in years	1.7	0.8
Expected dividends (% of income)	65%	65%

Given there is no liquid market for implied volatility of DWS shares, the calculation of DWS share price volatility is based on 5-year historical data for DWS and a comparable peer group.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Post-employment Benefit Plans
Nature of Plans
The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group’s plans are accounted for based on the nature and substance of the plan.
Generally, for defined benefit plans the value of a participant’s accrued benefit is based on each employee’s remuneration and length of service; contributions to defined contribution plans are typically based on a percentage of each employee’s remuneration. The rest of this note focuses predominantly on the Group’s defined benefit plans.
The Group’s defined benefit plans are primarily described on a geographical basis, reflecting differences in the nature and risks of benefits, as well as in the respective regulatory environments. In particular, the requirements set by local regulators can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2025
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	2,816	210	202	699	3,927
Participants in deferred status	1,673	1,135	470	82	3,360
Participants in payment status	4,860	1,333	417	218	6,828
Total defined benefit obligation	9,349	2,678	1,089	999	14,115
Fair value of plan assets	9,632	3,505	944	1,158	15,239
Funding ratio (in %)	103%	131%	87%[1]	116%	108%
1U.S. Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan € 105 million in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 96%

	Dec 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,084	272	229	715	4,300
Participants in deferred status	1,805	1,321	526	84	3,736
Participants in payment status	5,075	1,210	461	229	6,975
Total defined benefit obligation	9,964	2,803	1,216	1,028	15,011
Fair value of plan assets	10,237	3,678	1,050	1,141	16,106
Funding ratio (in %)	103%	131%	86%[1]	111%	107%
1U.S. Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan € 120 million in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 96%
The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United
States. Within the other countries, the largest obligation relates to Switzerland. In Germany and some continental
European countries, post-employment benefits are usually agreed on a collective basis with respective employee workers councils, unions or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.
Post-employment benefits can form an important part of an employee’s total remuneration. The Group’s approach is that their design shall be attractive to employees in the respective market, but sustainable for the Group to provide over the longer term. At the same time, the Group tries to limit its risks related to provision of such benefits. Consequently, the
Group has moved to offer defined contribution plans in many locations over recent years.
In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the
Group credits an annual amount to individual accounts based on an employee’s current compensation. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, particularly in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum, a fixed number of annual installments or for conversion of the accumulated account balance into a life annuity. This conversion is often based on market conditions and mortality assumptions at retirement.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-
employment medical plans for a number of current and retired employees, mainly in the United States. The post-
employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health
Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 126 million and 142 million on December 31, 2025 and
December 31, 2024, respectively. In combination with the benefit structure, these plans represent limited risk for the
Group, given the nature and size of the post-retirement medical plan liabilities versus the size of the Group’s balance sheet at year end 2025.
The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	U.K.	U.S.	Other	Total
Actual benefit payments 2025	554	109	89	72	824
Benefits expected to be paid 2026	580	131	78	72	861
Benefits expected to be paid 2027	582	139	77	72	870
Benefits expected to be paid 2028	601	148	83	70	902
Benefits expected to be paid 2029	616	160	84	72	932
Benefits expected to be paid 2030	630	165	81	70	946
Benefits expected to be paid 2031 - 2035	3,221	891	418	392	4,922
Weighted average duration of defined benefit obligation (in years)	10	12	9	9	10
Multi-employer Plans
In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV) together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-
employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The
BVV provides annuities of a fixed amount to individuals on retirement and increases these fixed amounts if surplus assets arise within the plan. According to legislation in Germany, the employer is ultimately liable for providing the benefits to its employees. An increase in benefits may also arise due to additional obligations to retirees for the effects of inflation.
BVV is a multi-employer defined benefit plan. However, in line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies.
Governance and Risk
The Group maintains a Pensions Committee to oversee its pension and related risks on a global basis. This Committee meets at least quarterly and reports directly to the Senior Executive Compensation Committee.
Within this context, the Group develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.
During and after acquisitions or changes in the external environment (e.g., legislation, taxation), topics such as the general plan design or potential plan amendments are considered. Any plan changes follow a process requiring approval by Group Human Resources and, above a certain threshold, also of the Pensions Committee.
Pension risk management is embedded in the Group’s risk management organization, with strong focus on market risks given importance of capital market developments (e.g., interest rate, credit spread, price inflation) for the value of plan assets and liabilities, hence IFRS and regulatory capital. Risk management thereby encompasses regular measurement, monitoring and reporting of risks via specific metrics, as well as a risk control framework, e.g., via the establishment of risk limits or thresholds as applicable. Risk management activities also include the consideration, review and measurement of other financial risks, e.g., risks from demographic and other actuarial assumptions (e.g., longevity risk) but also the assessment of model, valuation and other non-financial risks.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
In the Group’s key pension countries, the Group’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation and longevity, that are partially mitigated through the investment strategy adopted. To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk.
Overall, the Group seeks to minimize the impact of pensions on the Group’s financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements.
Funding
The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The
Group’s funding principle is to maintain funding of the defined benefit obligation by plan assets within a range of 90% to
100% of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g., when local regulations or practices change. Obligations for the Group’s unfunded plans are accrued on the balance sheet.
For many of the externally funded defined benefit plans there are local minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding principle. There are some locations,
e.g., the United Kingdom, where the trustees and the Group jointly agree contribution levels. In most countries, the
Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the relatively high funding level and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. With reference to the
Group’s funding principle, the Group considers not re-claiming benefits paid from the Group’s assets as an equivalent to making cash contributions into the external pension trusts during the year.
In order to limit the extent to which the Group breached the upper end of its target funding ratio within Germany, the
Group has claimed around € 540 million and € 520 million from the trust in 2025 and 2024, respectively, from the plan assets which represents the benefits paid from the Group’s assets on behalf of the trust.
For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Actuarial Methodology and Assumptions
December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to ensure consistency globally on setting actuarial assumptions which are finally determined by the Group’s Pensions Committee. Senior management of the Group is regularly informed of movements and changes in key actuarial assumptions.
The key actuarial assumptions applied in determining the defined benefit obligations on December 31 are presented below in the form of weighted averages.

	December 31, 2025				December 31, 2024
	Germany	U.K.	U.S.[1]	Other	Germany	U.K.	U.S.[1]	Other
Discount rate (in %)	4.06%	5.54%	5.22%	3.52%	3.52%	5.48%	5.51%	3.20%
Rate of price inflation (in %)	2.02%	3.17%	2.30%	1.51%	2.06%	3.46%	2.20%	1.60%
Rate of nominal increase in future compensation levels (in %)	2.20%	3.17%	2.40%	3.10%	2.25%	3.46%	2.30%	2.96%
Rate of nominal increase for pensions in payment (in %)	2.02%	2.96%	2.30%	0.55%	2.06%	3.18%	2.20%	0.59%

Assumed life expectancy at age 65
For a male aged 65 at measurement date	21.5	23.5	22.7	22.1	21.5	23.2	22.1	22.0
For a female aged 65 at measurement date	22.9	25.1	23.9	24.1	23.7	25.1	23.5	24.1
For a male aged 45 at measurement date	22.8	24.8	24.0	23.7	22.8	24.4	23.5	23.6
For a female aged 45 at measurement date	24.0	26.5	25.3	25.6	24.8	26.4	24.9	25.6

Mortality tables applied	2025 Modified Richttafeln Heubeck 2018G	SAPS4 Light/Very Light with CMI 2024 projections	PRI-2012 with adjusted MP-2021 projection	Country specific tables	2019 Modified Richttafeln Heubeck 2018G	SAPS3 Light/Very Light with CMI 2023 projections	PRI-2012 with MP-2021 projection	Country specific tables
1Cash balance interest crediting rate in line with the 30-year U.S. government bond yield
For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve, which is derived using a bond universe sourced from reputable third-party market data providers, and reflects the timing, amount and currency of the future expected benefit payments for the respective plan.
The price inflation assumptions in the Eurozone and the United Kingdom are set with reference to market measures of inflation based on inflation swap rates in those markets at each measurement date. For other countries, the price inflation assumptions are typically based on long term forecasts by Consensus Economics Inc.
The assumptions for the increases in future compensation levels and for increases to pensions in payment are developed separately for each plan, where relevant. Each is set based on the price inflation assumption and reflecting the Group’s reward structure or policies in each market, as well as relevant local statutory and plan-specific requirements. In 2024, the Group introduced a refinement to the methodology for estimating increases to pensions in payment for its main
German pension plan to better reflect the effects of recent short-term inflation, which resulted in a benefit recognized in
Other Comprehensive Income of € 100 million.
Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best estimate in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

	2025
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	9,964	2,803	1,216	1,028	15,011
Defined benefit cost recognized in Profit & Loss
Current service cost	106	7	6	39	158
Interest cost	343	145	59	31	578
Past service cost and gain or loss arising from settlements	14	2	—	12	28
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(517)	(87)	28	(25)	(601)
Actuarial gain or loss arising from changes in demographic assumptions	(56)	1	9	1	(45)
Actuarial gain or loss arising from experience	54	64	5	14	137
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Benefits paid	(554)	(109)	(89)	(73)	(825)
Payments in respect to settlements	—	—	—	(6)	(6)
Acquisitions/Divestitures	(6)	—	—	—	(6)
Exchange rate changes	—	(148)	(145)	(38)	(331)
Other	—	—	—	—	—
Balance, end of year	9,349	2,678	1,089	999	14,115
thereof:
Unfunded	—	8	122	62	192
Funded	9,349	2,670	967	937	13,923

Change in fair value of plan assets:
Balance, beginning of year	10,237	3,678	1,050	1,141	16,106
Defined benefit cost recognized in Profit & Loss
Interest income	354	191	51	34	630
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(443)	(58)	28	21	(452)
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Contributions by the employer	43	—	19	47	109
Benefits paid[1]	(554)	(109)	(76)	(65)	(804)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	(6)	—	—	—	(6)
Exchange rate changes	—	(194)	(126)	(35)	(355)
Other	—	—	—	—	—
Plan administration costs	—	(3)	(2)	(1)	(6)
Balance, end of year	9,632	3,505	944	1,158	15,239
Funded status, end of year	283	827	(145)	159	1,124

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	—	—	—	(111)	(111)
Interest cost	—	—	—	(1)	(1)
Changes in irrecoverable surplus	—	—	—	(32)	(32)
Exchange rate changes	—	—	—	(1)	(1)
Balance, end of year	—	—	—	(145)	(145)

Net asset (liability) recognized	283	827	(145)	14	979[2]

Fair value of reimbursement rights	—	—	—	3	3
1For funded plans only
2Thereof € 1.2 billion recognized in Other assets and € 261 million in Other liabilities

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits

	2024
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,504	3,026	1,172	979	15,681
Defined benefit cost recognized in Profit & Loss
Current service cost	119	8	7	37	171
Interest cost	343	137	58	32	570
Past service cost and gain or loss arising from settlements	14	1	—	—	15
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(549)	(398)	(13)	13	(947)
Actuarial gain or loss arising from changes in demographic assumptions	—	10	—	3	13
Actuarial gain or loss arising from experience	71	(12)	(1)	11	69
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Benefits paid	(539)	(113)	(85)	(62)	(799)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	—	—	—	—	—
Exchange rate changes	—	142	78	(1)	219
Other	—	2	—	—	2
Balance, end of year	9,964	2,803	1,216	1,028	15,011
thereof:
Unfunded	—	10	139	68	217
Funded	9,964	2,793	1,077	960	14,794

Change in fair value of plan assets:
Balance, beginning of year	10,532	3,912	1,003	1,071	16,518
Defined benefit cost recognized in Profit & Loss
Interest income	350	177	50	34	611
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(148)	(479)	4	34	(589)
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Contributions by the employer	41	—	—	36	77
Benefits paid[1]	(539)	(112)	(71)	(54)	(776)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	—	—	—	—	—
Exchange rate changes	—	185	67	4	256
Other	—	—	—	1	1
Plan administration costs	—	(5)	(3)	(1)	(9)
Balance, end of year	10,237	3,678	1,050	1,141	16,106
Funded status, end of year	273	875	(166)	113	1,095

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	—	—	—	(102)	(102)
Interest cost	—	—	—	(1)	(1)
Changes in irrecoverable surplus	—	—	—	(9)	(9)
Exchange rate changes	—	—	—	1	1
Balance, end of year	—	—	—	(111)	(111)

Net asset (liability) recognized	273	875	(166)	2	984[2]

Fair value of reimbursement rights	—	—	—	3	3
1For funded plans only
2Thereof € 1.3 billion recognized in Other assets and € 317 million in Other liabilities

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Investment Strategy
The Group’s investment objective is to protect the Group from adverse impacts of its defined benefit pension plans on key financial metrics. The primary focus is to protect the plans’ IFRS funded status in the case of adverse market scenarios. Investment managers manage pension assets in line with investment mandates or guidelines as agreed with the pension plans’ trustees and investment committees.
For key defined benefit plans for which the Group aims to protect the IFRS funded status, the Group applies a liability driven investment approach. Risks from mismatches between fluctuations in the present value of the defined benefit obligations and plan assets due to capital market movements are minimized, subject to balancing relevant trade-offs.
This is achieved by allocating plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation. Thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.
Where the desired hedging level for market risks cannot be achieved with physical instruments (i.e., corporate and government bonds), derivatives are employed. Derivative overlays mainly include interest rate, inflation swaps and credit default swaps. Other instruments are also used, such as interest rate futures and options. In practice, a completely hedged approach is impractical, for instance because of insufficient market depth for ultra-long-term corporate bonds, as well as liquidity and cost considerations. Therefore, plan assets contain further return-seeking asset categories such as equity, real estate, high yield bonds or emerging markets bonds to create long-term value and achieve diversification benefits. Furthermore, this shift in the investment strategy allows for actively taken market risk exposures from interest rates and credit spreads within defined limits governed by the Pensions Committee. As a result, the market risk from plan assets has been reduced.
The Group purchased insurance to cover € 1.1 billion uninsured liability for the U.K. Staff Scheme in 2024 which negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 120 million. In total, the Group has entered into five buy-in transactions in the U.K. with third-party insurers protecting the Group from movements in defined benefit obligations of around € 2.6 billion as at December 31, 2025.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Plan asset allocation to key asset classes
The following table shows the asset allocation of the Group’s funded defined benefit plans to key asset classes, i.e., exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.
Asset amounts in the following table include both “quoted” (i.e., Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e., Level 2 and 3 assets in accordance with IFRS 13) assets.

	December 31, 2025					December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents	431	137	(18)	60	610	305	163	3	66	537
Equity instruments[1]	1,189	124	89	280	1,682	1,060	—	111	256	1,427
Investment-grade bonds[2]
Government	1,608	168	288	196	2,260	1,814	77	277	214	2,382
Non-government bonds	3,817	358	429	360	4,964	4,090	531	474	358	5,453
Non-investment-grade bonds
Government	96	—	4	5	105	86	—	4	4	94
Non-government bonds	359	43	9	23	434	380	17	19	25	441
Securitized and other Debt Investments	32	48	46	19	145	37	21	85	16	159
Insurance	—	2,626	—	18	2,644	—	2,756	—	16	2,772
Alternatives
Real estate	632	—	—	104	736	719	—	—	99	818
Commodities	77	—	—	4	81	54	—	—	2	56
Private equity	—	—	—	—	—	—	—	—	4	4
Other[3]	945	—	—	65	1,010	989	—	—	60	1,049
Derivatives (Market Value)
Interest rate	443	—	(29)	11	425	730	113	(49)	13	807
Credit	(12)	—	36	—	24	(18)	—	57	—	39
Inflation	—	—	—	11	11	—	—	—	14	14
Foreign exchange	15	1	—	2	18	(17)	—	—	(6)	(23)
Other	—	—	90	—	90	8	—	69	—	77
Total fair value of plan assets	9,632	3,505	944	1,158	15,239	10,237	3,678	1,050	1,141	16,106
1Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g., the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
2Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
3This position contains commingled funds which could not be segregated into the other asset categories

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e., Level 1 assets in accordance with IFRS 13.

	December 31, 2025					December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents[1]	56	16	(18)	9	63	(118)	(56)	3	12	(159)
Equity instruments[2]	868	124	89	56	1,137	757	—	110	45	912
Investment-grade bonds[3]
Government	558	168	268	57	1,051	599	77	256	52	984
Non-government bonds	—	—	—	—	—	—	—	—	—	—
Non-investment-grade bonds
Government	5	—	—	—	5	2	—	1	—	3
Non-government bonds	—	—	—	—	—	—	—	—	—	—
Securitized and other Debt Investments	—	19	—	—	19	—	—	—	—	—
Insurance	—	—	—	—	—	—	—	—	—	—
Alternatives
Real estate	—	—	—	—	—	—	—	—	—	—
Commodities	—	—	—	—	—	—	—	—	—	—
Private equity	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Derivatives (Market Value)
Interest rate	—	—	(32)	—	(32)	—	—	(57)	—	(57)
Credit	—	—	—	—	—	—	—	—	—	—
Inflation	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	8	—	—	—	8
Total fair value of quoted plan assets	1,487	327	307	122	2,243	1,248	21	313	109	1,691
1Negative amounts relate to short-term liabilities
2 Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g., the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
3 Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
The following tables show the asset allocation of the “quoted” and “other” defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2025
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(26)	135	(5)	465	19	22	610
Equity instruments	74	102	568	497	354	87	1,682
Government bonds (investment-grade and above)	329	166	307	860	135	463	2,260
Government bonds (non-investment-grade)	—	—	—	6	—	99	105
Non-government bonds (investment-grade and above)	533	441	1,809	1,608	507	66	4,964
Non-government bonds (non-investment-grade)	4	20	27	378	3	2	434
Securitized and other Debt Investments	18	31	45	22	28	1	145
Subtotal	932	895	2,751	3,836	1,046	740	10,200
Share (in %)	9%	9%	27%	38%	10%	7%	100%
Other asset categories							5,039
Fair value of plan assets							15,239

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits

	Dec 31, 2024
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	172	30	311	20	24	537
Equity instruments	29	30	818	345	150	55	1,427
Government bonds (investment-grade and above)	376	77	300	980	207	442	2,382
Government bonds (non-investment-grade)	2	—	1	—	—	91	94
Non-government bonds (investment-grade and above)	500	632	1,843	2,021	392	65	5,453
Non-government bonds (non-investment-grade)	26	27	22	359	3	4	441
Securitized and other Debt Investments	23	21	83	15	17	—	159
Subtotal	936	959	3,097	4,031	789	681	10,493
Share (in %)	9%	9%	30%	38%	8%	6%	100%
Other asset categories							5,613
Fair value of plan assets							16,106
Plan assets include derivative transactions with Group entities with an overall positive market value of around
€ 630 million at December 31, 2025 and € 810 million December 31, 2024, respectively. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.
Key Risk Sensitivities
The Group’s defined benefit obligations are sensitive to changes in capital market conditions and actuarial assumptions.
Sensitivities to capital market movements and key assumption changes are presented in the following table. Each market risk factor or assumption is changed in isolation. Sensitivities of the defined benefit obligations are approximated using geometric extrapolation methods based on plan durations for the respective assumption. Duration is a risk measure that indicates the broad sensitivity of the obligations to a change in an underlying assumption and provides a reasonable approximation for small to moderate changes in those assumptions.
For example, the interest rate duration is derived from the change in the defined benefit obligation to a change in the interest rate based on information provided by the local actuaries of the respective plans. The resulting duration is used to estimate the remeasurement liability loss or gain from changes in the interest rate. For other assumptions, a similar approach is used to derive the respective sensitivity results.
For defined benefit pension plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions (e.g., via the discount rate and price inflation rate) as well as the plan assets’ fair value. Where the Group applies a liability driven investment approach or has insured part of the obligations as in the U.K., the Group’s overall risk exposure to such changes is reduced. To help readers gain a better understanding of the Group’s risk exposures to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown. Where changes in actuarial assumptions do not affect plan assets, only the impact on the defined benefit obligations is reported.
Asset-related sensitivities are derived for the Group’s major plans by using risk sensitivity factors determined by the
Group’s Market Risk Management function. These sensitivities are calculated based on information provided by the plans’
investment managers and extrapolated linearly to reflect the approximate change of the plan assets’ market value in case of a change in the underlying risk factor.
The sensitivities illustrate plausible variations over time in capital market movements and key actuarial assumptions. The
Group is not in a position to provide a view on the likelihood of these capital market or assumption changes. While these sensitivities illustrate the overall impact on the funded status of the changes shown, the significance of the impact and the range of reasonable possible alternative assumptions may differ between the different plans that comprise the aggregated results. Even though plan assets and plan obligations are sensitive to similar risk factors, actual changes in plan assets and obligations may not fully offset each other due to imperfect correlations between market risk factors and actuarial assumptions. Caution should be used when extrapolating these sensitivities due to non-linear effects that changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits

	December 31, 2025				December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Germany	U.K.	U.S.	Other
Interest rate (–50 bps):
(Increase) in DBO	(455)	(165)	(25)	(40)	(525)	(210)	(25)	(45)
Expected increase in plan assets[1]	415	150	15	15	465	225	20	15
Expected net impact on funded status (de-) increase	(40)	(15)	(10)	(25)	(60)	15	(5)	(30)

Interest rate (+50 bps):
Decrease in DBO	435	155	25	40	500	195	25	40
Expected (decrease) in plan assets[1]	(415)	(140)	(15)	(15)	(465)	(205)	(20)	(15)
Expected net impact on funded status (de-) increase	20	15	10	25	35	(10)	5	25

Credit spread (–50 bps):
(Increase) in DBO	(455)	(165)	(50)	(45)	(525)	(210)	(55)	(50)
Expected increase in plan assets[1]	285	155	30	10	305	220	35	10
Expected net impact on funded status (de-) increase	(170)	(10)	(20)	(35)	(220)	10	(20)	(40)

Credit spread (+50 bps):
Decrease in DBO	435	155	45	45	500	195	50	45
Expected (decrease) in plan assets[1]	(285)	(145)	(30)	(10)	(305)	(200)	(35)	(10)
Expected net impact on funded status (de-) increase	150	10	15	35	195	(5)	15	35

Rate of price inflation (–50 bps):[2]
Decrease in DBO	140	115	5	10	165	150	5	10
Expected (decrease) in plan assets[1]	(180)	(120)	—	(5)	(260)	(150)	—	(5)
Expected net impact on funded status (de-) increase	(40)	(5)	5	5	(95)	—	5	5

Rate of price inflation (+50 bps):[2]
(Increase) in DBO	(250)	(115)	(5)	(10)	(280)	(160)	(5)	(10)
Expected increase in plan assets[1]	180	120	—	5	260	160	—	5
Expected net impact on funded status (de-) increase	(70)	5	(5)	(5)	(20)	—	(5)	(5)

Rate of real increase in future compensation levels (–50 bps):
Decrease in DBO, net impact on funded status	20	—	—	10	25	5	—	10

Rate of real increase in future compensation levels (+50 bps):
(Increase) in DBO, net impact on funded status	(20)	—	—	(10)	(25)	(5)	—	(10)

Longevity improvements by 10%:[3]
(Increase) in DBO	(190)	(55)	(20)	(10)	(205)	(60)	(20)	(10)
Expected increase in plan assets	—	55	—	—	—	55	—	—
Expected net impact on funded status (de-) increase	(190)	—	(20)	(10)	(205)	(5)	(20)	(10)
1Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the U.K., the U.S., Channel Islands, Switzerland and
Belgium which cover over 99% of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation
2Incorporates sensitivity to changes in pension benefits to the extent linked to the price inflation assumption
3Estimated to be equivalent to an increase of around 1 year in overall life expectancy

Deutsche Bank	Additional Notes
Annual Report 2025	33 – Employee Benefits
Expected cash flows
The following table shows expected cash flows for post-employment benefits in 2026, including contributions to the
Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2026
in € m.	Total
Expected contributions to
Defined benefit plan assets	95
BVV	60
Other defined contribution plans	280
Expected benefit payments for unfunded defined benefit plans	20
Expected total cash flow related to post-employment benefits	455
Expense of employee benefits
The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2.

in € m.	2025	2024	2023
Expenses for defined benefit plans:
Service cost[1]	173	171	164
Net interest cost (income)	(51)	(40)	(45)
Total expenses defined benefit plans	122	131	119
Expenses for defined contribution plans:
BVV	60	61	55
Other defined contribution plans	280	282	265
Total expenses for defined contribution plans	341	343	320
Total expenses for post-employment benefit plans	462	474	439
Employer contributions to state-mandated pension plans
Pensions related payments social security in Germany	243	232	218
Contributions to pension fund for Postbank´s postal civil servants	55	51	57
Further pension related state-mandated benefit plans	260	258	248
Total employer contributions to state-mandated benefit plans	557	541	523
Expenses for share-based payments:
Expenses for share-based payments, equity settled[2]	493	426	436
Expenses for share-based payments, cash settled[2]	86	64	43
Expenses for cash retention plans[2]	459	471	448
Expenses for severance payments[3]	162	487	293
1Severance related items under Service Costs are reclassified to Expenses for Severance payments
2Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses
3Excluding the acceleration of expenses for deferred compensation awards not yet amortized. Severance related items under Service Costs were reclassified to Expense for Severance payments

Deutsche Bank	Additional Notes
Annual Report 2025	34 – Income Taxes
34 — Income Taxes
Income tax expense (benefit)

in € m.	2025	2024	2023
Current tax expense (benefit):
Tax expense (benefit) for current year	1,814	1,330	1,284
Adjustments for prior years	(60)	(16)	56
Total current tax expense (benefit)	1,754	1,314	1,340
Deferred tax expense (benefit):
Origination and reversal of temporary differences, unused tax losses and tax credits	907	463	442
Effect of changes in tax law and/or tax rate	(110)	23	7
Adjustments for prior years	40	(13)	(1,002)
Total deferred tax expense (benefit)	837	473	(553)
Total income tax expense (benefit)	2,592	1,786	787
Total deferred tax expense (benefit) includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs and expenses arising from write-downs of deferred tax assets. The deferred tax expense (benefit) was positively impacted by € 16 million in 2024 and by € 1.1 billion in 2023.
The Global Minimum Taxation Rules or Pillar 2 rules became applicable to Deutsche Bank starting in 2024, with Deutsche
Bank AG as the ultimate parent. The bank is required to annually determine the global minimum tax or Pillar 2 liability for group entities in close to 60 jurisdictions. Temporary relief from detailed Pillar 2 calculations, which is determined on a jurisdiction-by-jurisdiction basis, may be available under transitional safe harbor provisions. These safe harbor provisions, which are applicable in tax years 2024-2026, are based on the bank’s country-by-country reports filed annually with the
German tax authorities and certain other financial data. Uncertainties remain regarding the application of the Pillar 2 rules, further legislative developments and interpretative guidance in many countries are expected over time, and implementation efforts are ongoing. The bank has estimated the potential impact on its financial position for 2025 on a best effort basis and recognized a Pillar 2 related current tax expense of € 3 million (2024: € 3 million). The assessment considered a number of qualitative and quantitative factors: (1) the bank’s blended statutory tax rate across all applicable jurisdictions amounted to 28% (2024: 28%), which is significantly higher than the minimum tax rate of 15%; (2)
only five countries (2024: six) applied a statutory tax rate of less than 15% to the bank’s operations; and (3) based on an analysis of the most recently available country-by-country data, the bank is estimated to qualify for relief under the transitional safe harbor provisions in most of the jurisdictions it operates in.
Difference between applying German statutory (domestic) income tax rate and actual income tax expense (benefit)

in € m.	2025	2024	2023
Expected tax expense (benefit) at domestic income tax rate of 31.3% (31.3% for 2024 and 31.3% for 2023)	3,046	1,656	1,777
Foreign rate differential	(342)	(185)	(89)
Tax-exempt gains on securities and other income	(302)	(246)	(319)
Loss (income) on equity method investments	—	(6)	—
Nondeductible expenses	233	520	392
Impairments of goodwill	—	—	55
Changes in recognition and measurement of deferred tax assets[1]	(4)	(59)	(1,238)
Effect of changes in tax law and/or tax rate	(110)	23	7
Effect related to share-based payments	—	(1)	—
Other[1]	71	84	202
Actual income tax expense (benefit)	2,592	1,786	787
1Current and deferred tax expense (benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets”
and “Other”
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3% for 2025, 2024 and 2023.
Changes in recognition and measurement of deferred tax assets in 2023 mainly included the effect of the recognition of previously unrecognized deferred tax assets in the U.K. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.

Deutsche Bank	Additional Notes
Annual Report 2025	34 – Income Taxes
On July 11, 2025, the German Federal Council passed a new tax law (Gesetz für ein steuerliches Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschland). Effective January 1, 2028, the German corporate tax rate will gradually decline over a five-year period ending in 2032 from the current 15% to 10%. In 2025, deferred tax assets and liabilities related to the Group’s operations in Germany that are estimated to reverse after December 31, 2027 were remeasured to reflect the lower future tax rates. The remeasurement resulted in a negative net impact on the Group’s consolidated financial statements of € 28 million. € 109 million was recognized as a tax benefit in profit or loss and € 137 million was recognized as an expense in other comprehensive income.
The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table includes the effects of these examinations by the tax authorities.
Income taxes credited or charged to equity (other comprehensive income/additional paid in capital)

in € m.	2025	2024	2023
Actuarial gains (losses) related to defined benefit plans	(145)	(115)	137
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss	30	54	18
Financial assets mandatory at fair value through other comprehensive income:
Unrealized net gains (losses) arising during the period	(184)	96	109
Realized net gains (losses) arising during the period (reclassified to profit or loss)	10	13	1
Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	12	73	(132)
Net gains (losses) reclassified to profit or loss	16	(64)	(110)
Other equity movement:
Unrealized net gains (losses) arising during the period	15	141	151
Net gains (losses) reclassified to profit or loss	—	5	—
Income taxes credited (charged) to other comprehensive income	(247)	203	174
Other income taxes credited (charged) to equity	235	104	50
Major components of the Group’s gross deferred tax assets and liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Deferred tax assets:
Unused tax losses	2,720	3,966
Unused tax credits	326	172
Deductible temporary differences:
Trading activities, including derivatives	4,781	5,210
Employee benefits, including equity settled share based payments	1,814	1,755
Accrued interest expense	1,621	1,477
Loans and borrowings, including allowance for loans	886	846
Leases	806	857
Intangible Assets	46	52
Fair value OCI (IFRS 9)	410	496
Other assets	525	525
Other provisions	177	237
Other liabilities	4	6
Total deferred tax assets pre offsetting	14,116	15,599
Deferred tax liabilities:
Taxable temporary differences:
Trading activities, including derivatives	5,287	5,328
Employee benefits, including equity settled share based payments	515	324
Loans and borrowings, including allowance for loans	465	538
Leases	718	762
Intangible Assets	763	752
Fair value OCI (IFRS 9)	50	45
Other assets	280	270
Other provisions	111	292
Other liabilities	6	39
Total deferred tax liabilities pre offsetting	8,195	8,350
Deferred tax assets on unused tax credits included € 322 million and € 151 million as of December 31, 2025 and
December 31, 2024 related to the corporate alternative minimum tax in the U.S.

Deutsche Bank	Additional Notes
Annual Report 2025	34 – Income Taxes
Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2025	Dec 31, 2024
Presented as deferred tax assets	6,544	7,839
Presented as deferred tax liabilities	623	590
Net deferred tax assets	5,921	7,249
The change in the balance of deferred tax assets and deferred tax liabilities might not equal the deferred tax expense
(benefit). In general, this is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented otherwise on the face of the balance sheet as components of other assets and liabilities.
Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2025¹	Dec 31, 2024¹
Deductible temporary differences	(29)	(39)
Not expiring	(4,934)	(4,945)
Expiring in subsequent period	(20)	(2)
Expiring after subsequent period	(36)	(77)
Unused tax losses	(4,990)	(5,024)
Expiring after subsequent period	—	—
Unused tax credits	(1)	(1)
1Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2025 and December 31, 2024, the Group recognized deferred tax assets of € 241 million and
€ 3.9 billion, respectively, that exceeded deferred tax liabilities in entities which have suffered a tax loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. In determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2025 and December 31, 2024, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 259 million and
€ 286 million respectively, in respect of which no deferred tax liabilities were recognized.

Deutsche Bank	Additional Notes
Annual Report 2025	35 – Derivatives
35 — Derivatives
Derivative financial instruments and hedging activities
Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for sales, market-making and risk management purposes. The Group’s objectives in using derivative instruments are to meet customers’ risk management needs and to manage the Group’s exposure to risks.
In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note 01
“Material Accounting Policies and Critical Accounting Estimates”, all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.
Derivatives held for sales and market-making purposes
Sales and market-making
The majority of the Group’s derivatives transactions relate to sales and market-making activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume.
Risk management
The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management.
This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.
Derivatives qualifying for hedge accounting
The Group applies hedge accounting if derivatives meet the specific criteria described in Note 01 “Material Accounting
Policies and Critical Accounting Estimates”.
In fair value hedge relationship, the Group uses primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates. In a cash flow hedge relationship, the Group uses interest rate swaps in order to protect itself against exposure to variability in interest rates. The Group enters into foreign exchange forwards and swaps for hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.
Interest rate risk
The Group uses interest rate swaps and options to manage its exposure to interest rate risk by modifying the re-pricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The interest rate swaps and options are designated in either a fair value hedge or a cash flow hedge. For fair value hedges, the
Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest. For cash flow hedges, the Group use interest rate swaps to manage the exposure to cash flow variability of its variable rate instruments as a result of changes in benchmark interest rates.

Deutsche Bank	Additional Notes
Annual Report 2025	35 – Derivatives
The Group manages its interest rate risk exposure on a portfolio basis with frequent changes in the portfolio due to the origination of new loans and bonds, repayments of existing loans and bonds, issuance of new funding liabilities and repayment of existing funding liabilities. Accordingly, a dynamic hedging accounting approach is adopted for the portfolio, in which individual hedge relationships are designated and de-designated on a more frequent basis (e.g., on a monthly basis).
The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:
–Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset, frequency of payment and callable features.
–Difference in the discounting rate applied to the hedged item and the hedging instrument, taking into consideration differences in the reset frequency of the hedged item and hedging instrument.
–Derivatives used as hedging instrument with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item. This is particularly pertinent in periods proceeding high interest rate moves.
The Group’s portfolio fair value hedging relationships include hedges of well-collateralized German fixed rate mortgages portfolios where the Group maintains headroom to avoid any hedge ineffectiveness that may arise from an increase in the default risk of the underlying mortgage portfolio. This also applies to the Group’s portfolio fair value hedge relationships that include non-maturing deposits that the Group’s customers may withdraw on demand. The stable nature of the Group’s noninterest-bearing deposit volume (refer to Note 26) as well as a headroom means that Group has not observed any hedge ineffectiveness from the hedge accounting application.
Foreign exchange risk
The Group manages its foreign currency risk (including U.S. dollar and British pound) from investments in foreign operation through net investment hedges using rolling foreign exchange forward strategy. In addition, the Group applies cash flow hedge accounting for specific foreign denominated highly probable cash flows using foreign exchange forward instruments as hedging instruments.
As the investments in foreign operations are only hedged to the extent of the notional amount of the hedging derivative instrument the Group generally does not expect to incur significant ineffectiveness on hedges of net investments in foreign operations. Potential sources of ineffectiveness are limited to situations where derivatives with a non-zero fair value at inception date of the hedging relationship are used as hedging instrument, or where the spot foreign currency risk has been designated as hedged risk, resulting in mismatch in terms with the hedged item. Similarly, for cash flow hedge accounting applications the foreign exchange forward instruments generally match the terms of the underlying highly probable transactions such that the Group does not expect to incur significant ineffectiveness in such hedge relationships.
In addition to net investment hedges, the Group also applies cash flow hedge accounting (FX CFH) for USD denominated
Treasury bonds (HTC classified) held in EUR functional entities, utilizing foreign exchange forward contracts as hedging instruments.
The hedged risk is the cash flow variability of highly probable HTC coupons driven by movements in spot FX. The Group does not expect to incur ineffectiveness, as the notional amount of the hedging instrument should be equivalent to the cash flow exposure on HTC bonds. The hedge is re-balanced monthly to reflect cash flow decay on HTC bonds, and FX forward point risk is not a component of the designated risk therefore a highly effective hedge is observed.

Deutsche Bank	Additional Notes
Annual Report 2025	35 – Derivatives
Fair value hedge accounting
Derivatives held as fair value hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as fair value hedges	10,364	10,292	348,597	627	4,790	9,109	263,184	2,448

	2025	2024
in € m.	Hedge ineffectiveness	Hedge ineffectiveness
Result of fair value hedges	512	1,435
Financial instruments designated in fair value hedges

	December 31, 2025						2025
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	23,684	—	(1,355)	—	5	—	(168)
Bonds at amortized cost	22,223	—	(407)	—	(14)	—	(384)
Long-term debt	—	69,660	—	(3,064)	—	(85)	(373)
Deposits	—	163,188	—	(2,885)	—	8	2,032
Loans at amortized cost	69,042	—	(5,594)	—	(1)	—	(1,222)

	December 31, 2024						2024
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	21,559	—	(1,383)	—	1	—	(156)
Bonds at amortized cost	1,949	—	(22)	—	(18)	—	(4)
Long-term debt	—	73,946	—	(3,816)	—	(101)	(194)
Deposits	—	117,196	—	(1,251)	—	(350)	(644)
Loans at amortized cost	17,083	—	(4,976)	—	(1)	—	(15)
Cash flow hedge accounting
Derivatives held as cash flow hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as cash flow hedges	240	354	98,862	(50)	58	183	109,671	(229)

Deutsche Bank	Additional Notes
Annual Report 2025	35 – Derivatives
Cash flow hedge balances

in € m.	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Reported in Equity[1]	(49)	36	44
thereof relates to terminated programs	—	—	—
Gains (losses) posted to equity for the year ended	(42)	(242)	436
Gains (losses) removed from equity for the year ended	(44)	234	398
thereof relates to terminated programs	—	—	—
Changes of hedged item's value used for hedge effectiveness	(40)	(212)	434
Ineffectiveness recorded within P&L	(8)	13	101
1Reported in equity refers to accumulated other comprehensive income as presented in the Consolidated Balance Sheet.
In accordance with IAS 39.96 the gains and losses posted to equity in a cash flow hedge relationship is the lesser of cumulative gain or loss on the hedging instrument from the inception of the hedge and the cumulative change in fair value of the expected future cash flows on the hedged item from inception of the hedge. As a result, changes of the hedged item’s value used for hedge effectiveness are not fully recorded in equity if it exceeds the hedging instrument’s fair value changes used for hedge effectiveness. Consequently, hedge ineffectiveness recorded within P&L does not always reconcile to the difference between the changes of the hedged item’s value used for hedge effectiveness and the hedging instrument’s fair value changes used for hedge effectiveness.
In the FX CFH, ineffectiveness is not expected considering FX forward point risk is not a component of the designated risk. The change in both the hypothetical and hedging instrument fair value used for effectiveness testing is driven by FX spot risk only, and is expected to offset (subject to a positive capacity test result).
As of December 31, 2025 the longest term cash flow hedge matures in 2037.
As of December 31, 2025 the longest FX CFH matures in 2032.
The financial instruments designated as cash flow hedges are recognized as Loans at amortized cost in the Group’s
Consolidated Balance Sheet.
Financial instruments designated in the FX CFH are recognized as Debt Securities HTC at amortized cost in the Groups
Consolidated Balance Sheet.

Deutsche Bank	Additional Notes
Annual Report 2025	35 – Derivatives
Net investment hedge accounting
Derivatives held as net investment hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as net investment hedges	709	102	41,875	3,572	189	1,595	45,517	(2,442)
Net Investment hedge balances

in € m.	2025	2024
Reported in Equity1 2	(4,153)	(925)
thereof relates to terminated programs	—	—
Gains (losses) posted to equity for the year ended	(588)	(405)
Gains (losses) removed from equity for the year ended	(17)	(23)
thereof relates to terminated programs 3	(17)	(23)
Changes of hedged item's value used for hedge effectiveness	(3,789)	2,356
Ineffectiveness recorded within P&L 4	(232)	(81)
1Reported in equity refers to the accumulated income and expenses as recognised in the Group’s Other Comprehensive Income.
2Reported in equity includes unhedged foreign currency capital revaluation in the financial year ended December 31, 2025 of (€ 2,623 million) and € 1,166 million in 2024.
3Termination P&L includes changes due to hedged and unhedged capital of subsidiaries.
4This materiality includes fair value gains and losses from FX spot vs. FX forward differences where the FX spot is designated for hedge accounting purposes.
Profile of derivatives held as net investment hedges

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2025
Nominal amount Foreign exchange forwards	31,947	230	167	—
Nominal amount Foreign exchange swaps	9,418	108	5	—
Total	41,365	338	172	—
As of December 31, 2024
Nominal amount Foreign exchange forwards	36,976	318	3	—
Nominal amount Foreign exchange swaps	7,990	230	—	—
Total	44,966	548	3	—
The Group uses a foreign exchange forward strategy. As indicated in the above table, the vast majority of forward contracts mature within the year. The Group did not calculate an average foreign currency rate because the amount of contracts that mature after 1 year are not material.

Deutsche Bank	Additional Notes
Annual Report 2025	36 – Related Party Transactions
36 — Related Party Transactions
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:
–Key management personnel including close family members and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members
–Subsidiaries, joint ventures and associates and their respective subsidiaries
–Post-employment benefit plans for the benefit of Deutsche Bank employees
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.
Compensation expense of key management personnel

in € m.	2025	2024	2023
Short-term employee benefits	49	47	37
Post-employment benefits	7	4	7
Other long-term benefits	13	35	17
Termination benefits	6	—	—
Share-based payment	30	15	18
Total	105	101	79
The above table does not contain compensation that employee representatives and former board members on the
Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of
Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1 million as of December 31, 2025, € 1 million as of December 31, 2024 and € 1 million as of December 31, 2023.
Among the Group’s transactions with key management personnel as of December 31, 2025, were loans and commitments of € 2 million and deposits of € 8 million. As of December 31, 2024, the Group’s transactions with key management personnel included loans and commitments of € 2 million and deposits of € 17 million.
In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.
Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.
Loans

in € m.	2025	2024
Loans outstanding, beginning of year	73	44
Net movement in loans during the period	(7)	70
Changes in the group of consolidated companies	—	—
Exchange rate changes/other	—	(41)
Loans outstanding, end of year[1]	66	73
Other credit risk related transactions:
Allowance for loan losses	—	—
Provision for loan losses	—	1
Guarantees and commitments	3	3
1.Loans past due were € 0 million as of December 31, 2025 and € 0 million as of December 31, 2024. For total loans, the Group held collateral of € 0 million and € 0 million as of December 31, 2025 and December 31, 2024, respectively

Deutsche Bank	Additional Notes
Annual Report 2025	36 – Related Party Transactions
Deposits

in € m.	2025	2024
Deposits outstanding, beginning of year	29	33
Net movement in deposits during the period	(7)	(4)
Changes in the group of consolidated companies	—	—
Exchange rate changes/other	—	—
Deposits outstanding, end of year	22	29
Other transactions
Other transactions include bonds issued by associated companies which the Group acquired and classified as trading assets. These trading assets amounted to € 17 million as of December 31, 2025, and € 27 million as of December 31, 2024.
Other assets related to transactions with associated companies amounted to € 2 million as of December 31, 2025, and
€ 2 million as of December 31, 2024. Other liabilities related to transactions with associated companies were € 4 million as of December 31, 2025, and € 0 million as of December 31, 2024.
Transactions with Pension Plans
Under IFRS, post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services.
Transactions with related party pension plans

in € m.	2025	2024
Equity shares issued by the Group held in plan assets	—	—
Other assets	1	2
Fees paid from plan assets to asset managers of the Group	16	16
Market value of derivatives with a counterparty of the Group	411	679
Notional amount of derivatives with a counterparty of the Group	8,885	9,730

Deutsche Bank	Additional Notes
Annual Report 2025	37 – Information on Subsidiaries

37 — Information on Subsidiaries
Composition of the Group
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
The Group consists of 539 (2024: 521) consolidated entities, thereof 264 (2024: 229) consolidated structured entities.
309 (2024: 328) of the entities controlled by the Group are directly or indirectly held by the Group at 100% of the ownership interests (share of capital). Third parties also hold ownership interests in 230 (2024: 193) of the consolidated entities (noncontrolling interests). As of December 31, 2025, and 2024, one subsidiary has material noncontrolling interests. Noncontrolling interests for all other subsidiaries are neither individually nor cumulatively material to the
Group.
Subsidiaries with material noncontrolling interests

	Dec 31, 2025	Dec 31, 2024
DWS Group GmbH & Co. KGaA
Proportion of ownership interests and voting rights held by noncontrolling interests	20.51%	20.51%
Place of business	Global	Global

in € m	Dec 31, 2025	Dec 31, 2024
Net income attributable to noncontrolling interests	191	133
Accumulated noncontrolling interests of the subsidiary	1,544	1,546
Dividends paid to noncontrolling interests	90	250
Summarized financial information:
Total assets	11,775	11,871
Total liabilities	4,295	4,379
Total net revenues	3,155	2,765
Net income (loss)	928	652
Total comprehensive income (loss), net of tax	429	904
Significant restrictions to access or use the Group’s assets
Statutory, contractual or regulatory requirements as well as protective rights of noncontrolling interests might restrict the ability of the Group to access and transfer assets freely to or from other entities within the Group and to settle liabilities of the Group.
The following contractual restrictions impact the Group’s ability to use assets and the table below reflects the volume of those restricted assets:
–The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities
–The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities

Deutsche Bank	Additional Notes
Annual Report 2025	37 – Information on Subsidiaries

Restricted assets

	December 31, 2025		December 31, 2024
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	148,650	49	132,741	31
Financial assets at fair value through profit or loss	519,635	74,127	545,849	62,615
Financial assets at fair value through other comprehensive income	43,644	12,663	42,090	5,969
Loans at amortized cost	472,620	38,440	478,921	41,942
Other	250,518	10,103	187,576	3,206
Total	1,435,067	135,382	1,387,177	113,762
In addition to the above and in line with the regulation on Liquidity Coverage Ratio (Commission Delegated Regulation
(EU) 2015/61), the Group identifies if assets held in third country are subject to restrictions to their free transferability.
The Group identifies the volume of High-Quality Liquid Assets (HQLA) in excess of net cash outflows held in the third countries which are not freely transferable and excludes them from the HQLA. The aggregated amount of such HQLA that are held at entities in third countries and considered restricted is € 20.51 billion as of December 31, 2025
(€ 20.50 billion as of December 31, 2024).

Deutsche Bank	Additional Notes
Annual Report 2025	38 – Structured entities
38 — Structured entities
Nature, purpose and extent of the Group’s interests in structured entities
The Group engages in various business activities with structured entities which are designed to achieve a specific business purpose. A structured entity is one that has been set up so that any voting rights or similar rights are not the dominant factor in deciding who controls the entity. An example is when voting rights relate only to administrative tasks and the relevant activities are directed by contractual arrangements.
A structured entity often has some or all of the following features or attributes:
–Restricted activities
–A narrow and well-defined objective
–Insufficient equity to permit the structured entity to finance its activities without subordinated financial support
–Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches)
The principal uses of structured entities are to provide clients with access to specific portfolios of assets and to provide market liquidity for clients through securitizing financial assets. Structured entities may be established as corporations, trusts or partnerships. Structured entities generally finance the purchase of assets by issuing debt and equity securities that are collateralized by and/or indexed to the assets held by the structured entities. The debt and equity securities issued by structured entities may include tranches with varying levels of subordination.
Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 01 “Material Accounting
Policies and Critical Accounting Estimates”.
Consolidated structured entities
The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.
Securitization vehicles
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2025, and December 31, 2024, there were no outstanding loan commitments to these entities.
Funds
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the Group. As of December 31,
2025, and December 31, 2024, the notional value of the liquidity facilities and guarantees provided by the Group to such funds was € 1.6 billion and € 1.5 billion, respectively.
Deutsche Bank did not provide non-contractual support during the year to consolidated structured entities.
Unconsolidated structured entities
These are entities which are not consolidated because the Group does not control them through voting rights, contract, funding agreements, or other means. The extent of the Group’s interests to unconsolidated structured entities will vary depending on the type of structured entities.
Below is a description of the Group’s involvements in unconsolidated structured entities by type.
Repackaging and investment entities
Repackaging and investment entities are established to meet clients’ investment needs through the combination of securities and derivatives. These entities are not consolidated by the Group because the Group does not have power to influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Deutsche Bank	Additional Notes
Annual Report 2025	38 – Structured entities
Third party funding entities
The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The Group’s involvement predominantly includes both lending and loan commitments.
The vehicles used in these transactions are controlled by the borrowers who have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.
Securitization Vehicles
The Group establishes securitization vehicles which purchase diversified pools of assets, including fixed income securities, corporate loans, and asset-backed securities (predominantly commercial and residential mortgage-backed securities and credit card receivables). The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.
The Group may transfer assets to these securitization vehicles and provides financial support to these entities in the form of liquidity facilities. The Group also invests and provides liquidity facilities to third party sponsored securitization vehicles. The securitization vehicles that are not consolidated into the Group are those where the Group does not hold the power or ability to unilaterally remove the servicer or special servicer who has been delegated power over the activities of the entity.
Funds
The Group establishes structured entities to accommodate client requirements to hold investments in specific assets.
The Group also invests in funds that are sponsored by third parties or the bank may act as fund manager, custodian or some other capacity and provide funding and liquidity facilities to both bank sponsored and third party funds. The funding provided is collateralized by the underlying assets held by the fund.
The Group does not consolidate funds when Deutsche Bank is deemed agent or when another third party investor has the ability to direct the activities of the fund.
Other
These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the bank does not hold power over the decision making of these entities.
Income derived from involvement with structured entities
The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in ‘Net gains/losses on financial assets/liabilities held at fair value through profit and loss.
Interests in unconsolidated structured entities
The Group’s interests in unconsolidated structured entities refer to contractual and non-contractual involvement that exposes the bank to variability of returns from the performance of the structured entities. Examples of interests in unconsolidated structured entities include debt or equity investments, liquidity facilities, guarantees and certain derivative instruments in which the Group is absorbing variability of returns from the structured entities.
Interests in unconsolidated structured entities exclude instruments which introduce variability of returns into the structured entities. For example, when the bank purchases credit protection from an unconsolidated structured entity whose purpose and design is to pass through credit risk to investors, the bank is providing the variability of returns to the entity rather than absorbing variability. The purchased credit protection is therefore not considered as an interest for the purpose of the table below.
Maximum exposure to unconsolidated structured entities
The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off-balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by Deutsche Bank, is reflected by the notional amounts. Such amounts or its development do not reflect the economic risks faced by the Group because it does not take into account the effects of collateral or hedges, nor the probability of such losses being incurred. At
December 31, 2025, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 188 billion, € 591 billion and € 28 billion respectively. At December 31, 2024, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were
€ 220 billion, € 746 billion and € 29 billion, respectively.

Deutsche Bank	Additional Notes
Annual Report 2025	38 – Structured entities
Size of structured entities
The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:
–Funds – Net asset value or assets under management where the bank holds fund units and notional of derivatives when the bank’s interest comprises of derivatives
–Securitizations – notional of notes in issue (excluding interest only and excess notes where applicable) when the
Group derives its interests through notes its holds and notional of derivatives when the bank’s interests is in the form of derivatives
–Third-party funding entities –Total assets in entities
–Repackaging and investment entities – Fair value of notes in issue
For third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral received/pledged or the notional of the exposure the bank has to the entity.
Based on the above definitions, the total size of structured entities is € 3,003 billion, of which the majority of
€ 1,815 billion is from Funds. In 2024, it was € 3,156 billion and € 1,828 billion, respectively.
The following table shows, by type of structured entity, the carrying amounts of the Group’s interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.
Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2025
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	—	—	—	—	—
Interbank balances (w/o central banks)	—	—	—	2	2
Central bank funds sold and securities purchased under resale agreements	—	777	902	5,857	7,536
Securities Borrowed	—	—	—	—	—
Total financial assets at fair value through profit or loss	249	3,150	5,893	81,892	91,184
Trading assets	166	1,751	4,462	6,243	12,622
Positive market values (derivative financial instruments)	83	326	29	4,428	4,866
Non-trading financial assets mandatory at fair value through profit or loss	—	1,072	1,401	71,221	73,695
Financial assets designated at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	579	423	87	1,088
Loans at amortized cost	207	50,712	36,059	23,786	110,764
Other assets	87	642	4,117	5,962	10,808
Total assets	543	55,860	47,393	117,587	221,383

Liabilities
Total financial liabilities at fair value through profit or loss	414	19	191	4,937	5,561
Negative market values (derivative financial instruments)	414	19	191	4,937	5,561
Other short-term borrowings	—	—	—	—	—
Other liabilities	—	—	—	—	—
Total liabilities	414	19	191	4,937	5,561
Off-balance sheet exposure	—	5,459	15,118	7,629	28,207
Total	129	61,300	62,320	120,279	244,028

Deutsche Bank	Additional Notes
Annual Report 2025	38 – Structured entities

	Dec 31, 2024
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	—	—	—	—	—
Interbank balances (w/o central banks)	1	—	—	2	3
Central bank funds sold and securities purchased under resale agreements	—	1,009	382	4,532	5,923
Securities Borrowed	—	—	—	—	—
Total financial assets at fair value through profit or loss	321	4,314	4,652	71,818	81,105
Trading assets	152	2,489	3,773	4,075	10,490
Positive market values (derivative financial instruments)	169	386	38	6,044	6,636
Non-trading financial assets mandatory at fair value through profit or loss	—	1,439	841	61,699	63,978
Financial assets designated at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	1,212	479	194	1,885
Loans at amortized cost	188	63,015	34,260	21,540	119,003
Other assets	1	735	4,361	7,774	12,871
Total assets	510	70,285	44,134	105,858	220,788

Liabilities
Total financial liabilities at fair value through profit or loss	1	45	138	6,549	6,733
Negative market values (derivative financial instruments)	1	45	138	6,549	6,733
Other short-term borrowings	—	—	—	—	—
Other liabilities	—	—	—	—	—
Total liabilities	1	45	138	6,549	6,733
Off-balance sheet exposure	—	8,085	12,915	8,089	29,089
Total	509	78,325	56,912	107,398	243,144
Total trading assets as of December 31, 2025, and December 31, 2024, of € 12.6 billion and € 10.5 billion are comprised primarily of € 4.5 billion and € 3.8 billion in securitizations and € 6.2 billion and € 4.1 billion in funds structured entities, respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regard to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover, the credit risk arising from loans made to third party funding structured entities is mitigated by the collateral received.
Non-trading financial assets mandatory at fair value through profit or loss includes reverse repurchase agreements to funds which comprise the majority of the interests in this category and are collateralized by the underlying securities.
Loans as of December 31, 2025, and December 31, 2024, consist of € 110.8 billion and € 119.0 billion investment in securitization tranches and financing to third party funding entities. The Group’s financing to third party funding entities is collateralized by the assets in those structured entities.
Other assets as of December 31, 2025, and December 31, 2024, of € 10.8 billion and € 12.9 billion, respectively, consist primarily of cash margin balances.
Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g., brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank’s exposures to structured entities.
Financial support
Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Deutsche Bank	Additional Notes
Annual Report 2025	38 – Structured entities
Sponsored unconsolidated structured entities where the Group has no interest as of December 31, 2025, and December 31, 2024
As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:
–Transferring assets to the entities
–Providing seed capital to the entities
–Providing operational support to ensure the entity’s continued operation
–Providing guarantees of performance to the structured entities.
The bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with Deutsche Bank. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the bank has acted as a sponsor.
The gross revenues from sponsored entities where the bank did not hold an interest as of December 31, 2025, and
December 31, 2024, were € 218 million and € 581 million, respectively. Instances where the bank does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss.
The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2025 were
€ 5.8 billion for securitization and € 3.1 billion for repackaging and investment entities. In 2024, they were € 3.7 billion for securitization and € 2.3 billion for repackaging and investment entities.

Deutsche Bank	Additional Notes
Annual Report 2025	39 – Current and non-current assets and liabilities
39 — Current and non-current assets and liabilities
Asset and liability line items by amounts recovered or settled within or after one year
Asset items as of December 31, 2025

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2025
Cash and central bank balances	164,659	—	164,659
Interbank balances (w/o central banks)	6,956	6	6,962
Central bank funds sold and securities purchased under resale agreements	27,900	9,609	37,509
Securities borrowed	6	—	6
Financial assets at fair value through profit or loss	511,893	7,742	519,635
Financial assets at fair value through other comprehensive income	11,277	32,367	43,644
Equity method investments	—	924	924
Loans at amortized cost	114,570	358,051	472,620
Property and equipment	—	5,924	5,924
Goodwill and other intangible assets	—	7,561	7,561
Other assets	125,645	41,827	167,472
Assets for current tax	1,159	450	1,609
Total assets before deferred tax assets	964,064	464,459	1,428,523
Deferred tax assets			6,544
Total assets			1,435,067
Liability items as of December 31, 2025

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2025
Deposits	666,224	25,604	691,827
Central bank funds purchased and securities sold under repurchase agreements	3,507	670	4,177
Securities loaned	2	—	2
Financial liabilities at fair value through profit or loss	357,997	26,181	384,179
Other short-term borrowings	18,204	—	18,204
Other liabilities	131,448	6,265	137,713
Provisions	2,408	—	2,408
Liabilities for current tax	499	195	694
Long-term debt	22,175	92,579	114,754
Trust preferred securities	283	—	283
Total liabilities before deferred tax liabilities	1,202,746	151,495	1,354,241
Deferred tax liabilities			623
Total liabilities			1,354,863
Asset items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Cash and central bank balances	147,494	—	147,494
Interbank balances (w/o central banks)	6,154	6	6,160
Central bank funds sold and securities purchased under resale agreements	32,061	8,742	40,803
Securities borrowed	32	11	44
Financial assets at fair value through profit or loss	538,650	7,200	545,849
Financial assets at fair value through other comprehensive income	10,539	31,551	42,090
Equity method investments	—	1,028	1,028
Loans at amortized cost	126,187	352,733	478,921
Property and equipment	—	6,193	6,193
Goodwill and other intangible assets	—	7,749	7,749
Other assets	77,218	23,989	101,207
Assets for current tax	1,287	514	1,801
Total assets before deferred tax assets	939,623	439,715	1,379,338
Deferred tax assets			7,839
Total assets			1,387,177

Deutsche Bank	Additional Notes
Annual Report 2025	39 – Current and non-current assets and liabilities
Liability items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Deposits	640,982	25,279	666,261
Central bank funds purchased and securities sold under repurchase agreements	2,710	1,030	3,740
Securities loaned	2	—	2
Financial liabilities at fair value through profit or loss	393,363	19,032	412,395
Other short-term borrowings	9,895	—	9,895
Other liabilities	88,349	7,282	95,631
Provisions	3,326	—	3,326
Liabilities for current tax	492	228	720
Long-term debt	20,628	94,270	114,899
Trust preferred securities	287	—	287
Total liabilities before deferred tax liabilities	1,160,033	147,122	1,307,155
Deferred tax liabilities			590
Total liabilities			1,307,745
40 — Events after the reporting period
After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

Deutsche Bank	Additional Notes
Annual Report 2025	41 – Regulatory capital information

41 — Regulatory capital information
General definitions
The calculation of Deutsche Bank’s own funds incorporates the capital requirements following the “Regulation (EU) No
575/2013 on prudential requirements for credit institutions” (CRR) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions” (CRD), which have been further amended with subsequent Regulations and Directives. The CRD has been implemented into German law. The information in this section as well as in the section “Development of risk-weighted assets” is based on the regulatory principles of consolidation.
This section refers to the capital adequacy of the group of entities consolidated for banking regulatory purposes pursuant to the CRR and the German Banking Act (“Kreditwesengesetz” or “KWG”), which does not include insurance companies and companies outside the finance sector.
The total own funds pursuant to the effective regulations as of year-end 2025 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which was discontinued in the fourth quarter of 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1,
AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
Additional Tier 1 capital consists of AT1 capital instruments and related share premium accounts as well as noncontrolling interests qualifying for inclusion in consolidated AT1 capital. To qualify as AT1 capital under CRR/CRD, instruments must have principal loss absorption through a conversion to common shares or a write-down mechanism allocating losses at a trigger point and must also meet further requirements such as perpetual with no incentive to redeem and institution must have full dividend/coupon discretion at all times.
Tier 2 capital comprises eligible capital instruments, the related share premium accounts and subordinated long-term debt, certain loan loss provisions and noncontrolling interests that qualify for inclusion in consolidated Tier 2 capital. To qualify as Tier 2 capital, capital instruments or subordinated debt must have an original maturity of at least five years.
Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.
Capital instruments
The Management Board was authorized by the 2024 Annual General Meeting to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to a volume of up to
199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. During the period from the 2024 Annual General Meeting until the 2025 Annual General Meeting,
34.6 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof,
21.3 million shares were purchased by exercising call options. In addition, 22.7 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 27.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 20.9 million shares were acquired as part of the share buyback program of € 675 million in 2024 and were cancelled at the beginning of the year
2025; and 7.0 million shares were acquired as part of the share buyback program of € 750 million in 2025. The number of shares held in Treasury amounted to 12.9 million as of the 2025 Annual General Meeting. Thereof, 7.0 million shares relate to shares bought back for cancellation as part of the € 750 million share buyback program in 2025. The remaining volume of 5.9 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

Deutsche Bank	Additional Notes
Annual Report 2025	41 – Regulatory capital information

The Annual General Meeting on May 22, 2025 granted the Management Board the approval to buy, on or before April 30,
2030, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2025 Annual General Meeting, this corresponded to
194.8 million shares. Thereof, a volume of up to 5% of the total share capital or 97.4 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2025
Annual General Meeting until December 31, 2025, 4.6 million shares were purchased for equity compensation purposes in upcoming periods and 30.6 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 22.3 million shares were purchased as part of the € 750 million share buyback program and
8.4 million shares were acquired as part of the € 250 million share buyback program. In December 2025, a total number of 37.7 million shares were cancelled. The number of shares held in Treasury amounted to 7.7 million shares as of
December 31, 2025. The shares will be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting and valid until the 2025 Annual
General Meeting, authorized capital available to the Management Board was € 2,560 million (1,000 million shares). At the
2025 Annual General Meeting this authorized capital was replaced by a new authorized capital of € 2,493 million
(973.8 million shares). As of December 31, 2025 this authorization has not been utilized and authorized capital remains at
€ 2,493 million.
Since the 2022 Annual General Meeting and until the 2025 Annual General Meeting, the Management Board was
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9 billion. In this period Deutsche Bank issued € 5.75 billion new
AT1 notes, thereof € 1.5 billion in March 2025. Since the 2025 Annual General Meeting the Management Board is
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 12 billion on or before April 30, 2030. Under this authorization as of December 31, 2025 Deutsche Bank issued € 1.0 billion new AT1 notes.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.5 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.7 billion as of December 31, 2025. In 2025, AT1 instruments with a nominal value of € 2.4 billion were called. The bank issued new AT1 notes with a nominal amount of
€ 2.5 billion in 2025.
As of December 31, 2025, the amount recognized as regulatory Tier 2 amounted capital to € 7.1 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 8.3 billion as of December 31, 2025. In 2025,
Tier 2 instruments with a nominal value of € 2.8 billion matured and € 0.1 billion became ineligible. There were no new issuances of Tier 2 instruments in 2025.
Prudential requirements and additional buffers
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2025.

Deutsche Bank	Additional Notes
Annual Report 2025	41 – Regulatory capital information

Details on regulatory capital
Own Funds Template (incl. RWA and capital ratios)

in € m.	Dec 31, 2025	Dec 31, 2024
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	42,983	44,130
Retained earnings	21,149	19,978
Accumulated other comprehensive income (loss), net of tax	(4,159)	(1,229)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	3,347	801
Other	917	1,020
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,667)	(1,680)
Other prudential filters (other than additional value adjustments)	296	95
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	—	—
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	—	—
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	—	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Other regulatory adjustments[2]	(2,309)	(1,721)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,971)	(15,244)
Common Equity Tier 1 (CET 1) capital	49,266	49,457

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,648	11,508
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1		—
Additional Tier 1 (AT1) capital before regulatory adjustments	11,648	11,508

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(130)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	—	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(130)
Additional Tier 1 (AT1) capital	11,518	11,378
Tier 1 capital (T1 = CET 1 + AT1)	60,784	60,835

Tier 2 (T2) capital	7,050	7,676
Total capital (TC = T1 + T2)	67,834	68,511
Total risk-weighted assets	347,133	357,427
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	0.1	13.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	0.2	17.0
Total capital ratio (as a percentage of risk-weighted assets)	0.2	19.2
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 6.9 billion reduced by deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures

Deutsche Bank	Additional Notes
Annual Report 2025	41 – Regulatory capital information

Reconciliation of shareholders’ equity to Own Funds

	CRR/CRD
in € m.	December 31, 2025	December 31, 2024
Total shareholders’ equity per accounting balance sheet	66,933	66,276
Deconsolidation/Consolidation of entities	(24)	(24)
Of which:
Additional paid-in capital	—	—
Retained earnings	(16)	(24)
Accumulated other comprehensive income (loss), net of tax	(9)	—
Total shareholders' equity per regulatory balance sheet	66,909	66,252
Minority Interests (amount allowed in consolidated CET 1)	917	1,020
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(4)	(7)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700
Prudential filters	(1,371)	(1,585)
Of which:
Additional value adjustments	(1,667)	(1,680)
Any increase in equity that results from securitized assets	—	—
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	296	95
Regulatory adjustments	(13,600)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Securitization positions not included in risk-weighted assets	—	—
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(214)	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Others[2]	(2,094)	(1,721)
Common Equity Tier 1 capital	49,266	49,457
1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for distribution to shareholders of € 3.1 billion and AT1 coupons of € 0.5 billion
2 Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
Capital management
Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury implements Deutsche Bank’s capital strategy, which itself is developed by the Group Risk Committee and approved by the Management Board. Treasury, directly or through the
Group Asset and Liability Committee (ALCO), manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, the design of shareholders’ equity allocation, and regional capital planning. The Group ALCO discusses and endorses divisional capacities for key financial resources for approval to the Group Risk Committee where then quarterly resource limits are approved, The bank is fully committed to maintaining Deutsche Bank’s sound capitalization both from an economic and regulatory perspective considering both book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies. The bank continuously monitors and adjusts Deutsche Bank’s overall capital demand and supply to always achieve an appropriate balance.
Treasury manages the issuance and repurchase of capital instruments, namely Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments as well as TLAC/MREL eligible debt instruments. Treasury constantly monitors the market for liability management trades. Such trades represent a countercyclical opportunity to create Common Equity Tier 1 capital by buying back Deutsche Bank’s issuances below par.

Deutsche Bank	Additional Notes
Annual Report 2025	41 – Regulatory capital information

Treasury manages the sensitivity of Deutsche Bank’s CET 1 ratio and capital towards swings in foreign currency exchange rates against the euro. For this purpose, Treasury develops and executes suitable hedging strategies within the constraints of a Management Board approved Risk Appetite. Capital invested into Deutsche Bank’s foreign subsidiaries and branches is either not hedged, partially hedged or fully hedged. Thereby, Treasury aims to balance effects from foreign exchange rate movements on capital, capital deduction items and risk weighted assets in foreign currency. In addition, Treasury also accounts for associated hedge cost and implications on market risk weighted assets.
Resource limit setting
Usage of key financial resources is influenced through the following governance processes and incentives.
Target resource capacities are reviewed in Deutsche Bank’s annual strategic plan in line with Deutsche Bank’s CET 1 and
Leverage Ratio ambitions. As a part of Deutsche Bank’s quarterly process, the Group Asset and Liability Committee approves divisional resource limits for total capital demand (defined as the sum of RWA and certain RWA equivalents of
Capital Deduction Items and certain RWA equivalents of Capital Buffer Requirements items) and leverage exposure that are based on the strategic plan but adjusted for market conditions and the short-term outlook. Limits are enforced through a close monitoring process and an excess charging mechanism.
Overall regulatory capital requirements are principally driven by either Deutsche Bank’s CET 1 ratio (solvency) or leverage ratio (leverage) requirements, whichever is the more binding constraint. For the internal capital allocation, the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the
Group’s Capital Loss under Stress are weighted to reflect their relative importance and level of constraint to the Group.
Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through RWA and Leverage Ratio
Exposure (LRE). The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill, other intangible assets, and business-related regulatory capital deduction items included in total capital demand are directly allocated to the respective segments, supporting the calculation of the allocated tangible shareholders equity and the respective rate of return.
Most of Deutsche Bank’s subsidiaries and several of Deutsche Bank’s branches are subject to legal and regulatory capital requirements. In developing, implementing, and testing Deutsche Bank’s capital and liquidity position, the bank fully takes such legal and regulatory requirements into account. Any material capital requests of Deutsche Bank’s branches and subsidiaries across the globe are presented to and approved by the Group Investment Committee prior to execution.
Further, Treasury is a member of Deutsche Bank’s Pensions Committee and represented in relevant Investment
Committees overseeing the management of the assets of the largest Deutsche Bank pension funds in Germany. These investment committees set the investment strategy for these funds in line with the bank’s investment objective to protect the capital base and distribution capacity of the bank.

Deutsche Bank	Additional Notes
Annual Report 2025	42 – Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the return on assets according to Article 26a of the German Banking Act

42 — Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the
return on assets according to Article 26a of the German
Banking Act
Staff costs

in € m.	2025	2024
Staff costs:
Wages and salaries	9,651	9,836
Social security costs	2,163	1,896
thereof: those relating to pensions	1,019	1,016
Total	11,813	11,731
Employees
The average number of effective employees employed in 2025 was 89,898 (2024: 90,149) of whom 40,372 (2024:
40,341) were women. Part-time employees are included in these figures proportionately. An average of 55,570 (2024:
54,376) employees worked outside Germany.
Management Board and Supervisory Board remuneration
The following tables present the compensations received by the members of the Management Board collectively in accordance with the requirements of the German Accounting Standards No. 17. For additional information please refer to the Compensation Report in the Annual Report.

in €	2025	2024
Fixed compensation	26,457,875	26,659,356
Fixed allowances	1,616,667	1,525,000
Fringe benefits	652,044	1,170,876
Performance related compensation	27,446,519	21,039,598
Total compensation	56,173,105	50,394,830

Granted share awards	2025	2024
Relevant share price in €	30.53	20.01
Share units granted/pro-forma reported	1,116,294	1,683,651
thereof Equity upfront award units	278,066	392,848
thereof Restricted equity awards units	59,785	9,385
thereof pro-forma reported share units	778,442[1]	1,281,418[2]
Value of share awards granted/pro-forma reported in €	34,080,444	33,691,540
thereof Equity upfront award units	8,489,361	7,861,281
thereof Restricted equity awards units	1,825,250	187,804
thereof pro-forma reported share units	23,765,833[1]	25,642,455[2]
1The pro- forma reported shares will be determined on the basis of the final achievement level at the end of the performance period 2025 – 2027 and legally granted in
2028
2The pro-forma reported shares will be determined on the basis of the final achievement level at the end of the performance period 2024 – 2026 and legally granted in
2027

in €	2025	2024
Payments to former members of the Management Board or their surviving dependents	100,496,514	35,841,194
Pension provisions for former members of the Management Board or their surviving dependents	134,043,639	142,890,863

Deutsche Bank	Additional Notes
Annual Report 2025	42 – Supplementary information to the consolidated financial statements according to Sections 297 (1a)/314 HGB and the return on assets according to Article 26a of the German Banking Act

The Supervisory Board compensation is regulated in Section 14 of the Articles of Association of Deutsche Bank AG and
was last amended by resolution of the General Meeting on May 17, 2023. The total compensation for the members of the
Supervisory Board in 2025 was € 7,712,500 (2024: € 7,775,000). The bank does not provide members of the Supervisory
Board with any benefits after they have left the Supervisory Board.
As of December 31, 2025, loans and advances granted, and contingent liabilities assumed for members of the
Management Board amounted to € 57,873 (2024: € 52,119) and for members of the Supervisory Board amounted to
€ 1,410,092 (2024: € 1,256,722). In 2025, members of the Management Board repaid € 3,201 (2024: € 0) and members of the Supervisory Board repaid € 179,384 (2024: € 67,238).
Return on assets
Article 26a of the German Banking Act defines the return on assets as net profit divided by average total assets.
According to this definition the return on assets for 2025 was 0.49% (2024: 0.25%).
Information on the parent company
Deutsche Bank Aktiengesellschaft is the parent company of Deutsche Bank Group. It is incorporated in Frankfurt am
Main and is registered in the Commercial Register of the District Court Frankfurt am Main under registration number
HRB 30000.
Corporate Governance
Deutsche Bank AG has approved the Declaration of Conformity in accordance with Section 161 of the German
Corporation Act (AktG). The declaration is published on Deutsche Bank’s website (www.db.com/ir/en/reports.htm).
Principal accountant fees and services
Breakdown of fees charged by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (“EY GmbH & Co. KG“) and other EY member firms

Fee category in € m.	2025	2024
Audit fees	70	69
thereof to EY GmbH & Co. KG	55	55
Audit-related fees	10	10
thereof to EY GmbH & Co. KG	6	7
Tax-related fees	—	—
thereof to EY GmbH & Co. KG	—	—
All other fees	—	1
thereof to EY GmbH & Co. KG	—	—
Total fees	80	80
The audit fees include fees for professional services for the audit of Deutsche Bank AG’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY.
The audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for spin-off audits and for merger audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters. Tax-
related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to tax planning initiatives and assistance with assessing compliance with tax regulations.

Deutsche Bank	Additional Notes
Annual Report 2025	43 – Country by country reporting

43 — Country by country reporting
§ 26a KWG requires annual disclosure of certain information by geographic location. The information disclosed in the table below is derived from the IFRS Group accounts of Deutsche Bank. The table is however not reconcilable to other financial information in this report because of specific requirements published by Bundesbank on December 16, 2014, which include the requirement to present the information on geographic locations prior to elimination of cross-border intra-group transactions. In line with these Bundesbank requirements, intra-group transactions within the same geographic location are eliminated. These eliminations are identical to the eliminations applied for internal management reporting on the respective geographical locations.
The geographic location of subsidiaries and branches considers the location of incorporation or residence as well as the relevant tax jurisdiction. For the names, nature of activity and domicile of subsidiaries and branches, please refer to Note
44 “Shareholdings”. In addition, Deutsche Bank AG and its subsidiaries have German and foreign branches, for example in
London, New York and Singapore. The net revenues are composed of net interest revenues and noninterest revenues.

Deutsche Bank	Additional Notes
Annual Report 2025	43 – Country by country reporting

	December 31, 2025
in € m. (unless stated otherwise)	Net revenues (Turnover)	Employees (full-time equivalent)[1]	Profit (loss) before income tax	Income tax (expense)/ benefit
Argentina	—	5	(2)	—
Australia	233	288	86	(30)
Austria	13	75	3	—
Belgium	214	447	49	(17)
Brazil	139	214	77	(35)
Canada	10	10	(8)	—
Cayman Islands	(18)	—	(19)	—
China	187	624	67	(15)
Columbia	1	7	(1)	—
Czech Republic	24	45	11	(2)
France	158	212	65	(11)
Germany	12,477	33,386	3,883	(871)
Great Britain	4,798	7,516	930	(157)
Greece	2	13	3	(1)
Hong Kong	586	780	150	(32)
Hungary	39	73	10	(2)
India	988	23,867	815	(280)
Indonesia	113	232	64	(19)
Ireland	18	158	6	—
Israel	8	15	—	—
Italy	1,137	2,820	293	(101)
Japan	238	344	90	(28)
Jersey	5	—	10	(6)
Luxembourg	1,196	475	720	(140)
Malaysia	108	231	67	(16)
Mauritius	4	—	4	—
Mexico	12	38	4	—
Netherlands	260	392	95	(27)
Pakistan	17	86	9	(6)
Peru	1	—	(1)	—
Philippines	42	1,420	13	(5)
Poland	158	380	(36)	(9)
Portugal	13	45	2	(1)
Qatar	—	4	(1)	—
Romania	2	2,037	18	(4)
Russian Fed.	101	162	61	(17)
Saudi Arabia	34	50	6	(1)
Singapore	1,223	1,796	537	(74)
South Africa	22	37	6	—
South Korea	149	193	68	(17)
Spain	646	2,308	197	(62)
Sri Lanka	18	53	7	(2)
Sweden	4	38	(1)	—
Switzerland	316	616	40	(7)
Taiwan	77	147	47	(5)
Thailand	62	102	23	(5)
Türkiye	139	114	109	(33)
UAE	36	200	17	(4)
Ukraine	14	34	13	(6)
USA	7,174	7,703	2,231	(551)
Vietnam	50	85	35	(7)
1 Full-time equivalents as of December 31, 2025

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

44 — Shareholdings

580	Subsidiaries
587	Consolidated structured entities
594	Companies accounted for at equity
596	Other companies, where the holding exceeds 20%
600	Holdings in large corporations, where the holding exceeds 5% of the voting rights
The following pages show the Shareholdings of Deutsche Bank Group pursuant to Section 313 (2) of the German Commercial Code (“HGB”).

Footnotes:
1	Controlled.
2	Status as shareholder with unlimited liability pursuant to Section 313 (2) Number 6 HGB.
3	General Partnership.
4	Only specified assets and related liabilities (silos) of this entity were consolidated.
5	Joint venture.
6	Not controlled.
7	Accounted for at equity due to significant influence
8	Classified as Structured Entity not to be accounted for at equity under IFRS.
9	Classified as Structured Entity not to be consolidated under IFRS.
10	Preliminary Own funds of € 6,278.9m/Result of € 19.5m (Business Year 2025).
11	Preliminary Own funds of € 5,990.8m/Result of € 66,1m (Business Year 2025).
12	Own funds of € 45.8m/Result of € 4.0m (Business Year 2024).
13	Not consolidated or accounted for at equity as classified as non-trading financial assets mandatory at fair value through profit or loss.
14	Own funds of € 1.0m/Result of € 11.2m (Business Year 2024).
15	Own funds of € 37.1m/Result of €4.1m (Business Year 2024).

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Subsidiaries

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
1	Deutsche Bank Aktiengesellschaft	Frankfurt am Main		Credit Institution
2	ABFS I Incorporated	Lutherville-Timonium		Financial Institution	100.0
3	Alex. Brown Financial Services Incorporated	Lutherville-Timonium		Financial Institution	100.0
4	Alex. Brown Investments Incorporated	Lutherville-Timonium		Financial Institution	100.0
5	Argent Incorporated	Lutherville-Timonium		Financial Institution	100.0
6	Baldur Mortgages Limited	London		Financial Institution	100.0
7	Better Payment Germany GmbH	Berlin		Ancillary Services Undertaking	100.0
8	BHW - Gesellschaft für Wohnungswirtschaft mbH	Hameln		Financial Institution	100.0
9	BHW Bausparkasse Aktiengesellschaft	Hameln		Credit Institution	100.0
10	BHW Holding GmbH	Hameln		Financial Holding Company	100.0
11	Borfield Sociedad Anonima	Montevideo		Other Enterprise	100.0
12	Breaking Wave DB Limited	London		Ancillary Services Undertaking	100.0
13	BT Globenet Nominees Limited	London		Other Enterprise	100.0
14	Cardea Real Estate S.r.l.	Milan		Ancillary Services Undertaking	100.0
15	Caribbean Resort Holdings, Inc.	New York	1	Financial Institution	0.0
16	Cathay Advisory (Beijing) Co., Ltd.	Beijing		Other Enterprise	100.0
17	Cathay Asset Management Company Limited	Ebène		Financial Institution	100.0
18	China Recovery Fund, LLC	Wilmington		Financial Institution	85.0
19	Cinda - DB NPL Securitization Trust 2003-1	Wilmington	1	Financial Institution	10.0
20	City Leasing (Thameside) Limited	London		Financial Institution	100.0
21	City Leasing Limited	London		Financial Institution	100.0
22	Consumo Srl in Liquidazione	Milan		Financial Institution	100.0
23	D B Investments (GB) Limited	London		Financial Institution	100.0
24	D&M Turnaround Partners Godo Kaisha	Tokyo		Financial Institution	100.0
25	DB (Barbados) SRL	Christ Church		Ancillary Services Undertaking	100.0
26	DB (Malaysia) Nominee (Asing) Sdn. Bhd.	Kuala Lumpur		Ancillary Services Undertaking	100.0
27	DB (Malaysia) Nominee (Tempatan) Sendirian Berhad	Kuala Lumpur		Ancillary Services Undertaking	100.0
28	DB Advisory Services S.A.S.	Bogotá		Financial Institution	100.0
29	DB Alex. Brown Holdings Incorporated	Wilmington		Financial Institution	100.0
30	DB Aotearoa Investments Limited	George Town		Financial Institution	100.0
31	DB Asset Finance I S.à r.l.	Luxembourg		Financial Institution	96.9
32	DB Asset Finance II S.à r.l.	Luxembourg		Financial Institution	96.9
33	DB Beteiligungs-Holding GmbH	Frankfurt am Main		Financial Holding Company	100.0
34	DB Boracay LLC	Wilmington		Financial Institution	100.0
35	DB Capital Markets (Deutschland) GmbH	Frankfurt am Main		Financial Holding Company	100.0
36	DB Cartera de Inmuebles 1, S.A.U.	Madrid		Ancillary Services Undertaking	100.0
37	DB Commodity Financing Limited	London		Ancillary Services Undertaking	100.0
38	DB Corporate Advisory (Malaysia) Sdn. Bhd.	Kuala Lumpur		Financial Institution	100.0
39	DB Credit Investments S.à r.l.	Luxembourg		Financial Institution	100.0
40	DB Direkt GmbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
41	DB Equipment Leasing, Inc.	New York		Financial Institution	100.0
42	DB Finance (Delaware), LLC	Wilmington		Financial Institution	100.0
43	DB Finance International GmbH	Frankfurt am Main		Financial Institution	100.0
44	DB Global Technology SRL	Bucharest		Ancillary Services Undertaking	100.0
45	DB Global Technology, Inc.	Wilmington		Ancillary Services Undertaking	100.0
46	DB Group Services (UK) Limited	London		Ancillary Services Undertaking	100.0
47	DB Holdings (New York), Inc.	New York		Financial Institution	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
48	DB Industrial Holdings Beteiligungs GmbH & Co. KG	Luetzen	2	Financial Institution	100.0
49	DB Industrial Holdings GmbH	Luetzen		Financial Institution	100.0
50	DB Intermezzo LLC	Wilmington		Financial Institution	100.0
51	DB Internal Funding Limited	London		Financial Institution	100.0
52	DB International (Asia) Limited	Singapore		Credit Institution	100.0
53	DB International Investments Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
54	DB International Trust (Singapore) Limited	Singapore		Other Enterprise	100.0
55	DB Investment Partners Limited	London		Financial Institution	100.0
56	DB Investment Services GmbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
57	DB London (Investor Services) Nominees Limited	London		Financial Institution	100.0
58	DB Management Support GmbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
59	DB Nominees (Hong Kong) Limited	Hong Kong SAR		Ancillary Services Undertaking	100.0
60	DB Nominees (Jersey) Limited	St. Helier		Other Enterprise	100.0
61	DB Nominees (Singapore) Pte Ltd	Singapore		Other Enterprise	100.0
62	DB Operaciones y Servicios Interactivos, S.L.U.	Madrid		Ancillary Services Undertaking	100.0
63	DB Overseas Holdings Limited	London		Financial Institution	100.0
64	DB Print GmbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
65	DB Private Clients Corp.	Wilmington		Financial Institution	100.0
66	DB Private Wealth Mortgage Ltd.	New York		Financial Institution	100.0
67	DB Re S.A.	Luxembourg		Reinsurance Undertaking	100.0
68	DB Service Centre Limited	Dublin		Ancillary Services Undertaking	100.0
69	DB Services (Jersey) Limited	St. Helier		Ancillary Services Undertaking	100.0
70	DB Services Americas, Inc.	Wilmington		Ancillary Services Undertaking	100.0
71	DB Servizi Amministrativi S.r.l.	Milan		Ancillary Services Undertaking	100.0
72	DB Strategic Advisors, Inc.	Makati City		Ancillary Services Undertaking	100.0
73	DB Structured Derivative Products, LLC	Wilmington		Ancillary Services Undertaking	100.0
74	DB Structured Products, Inc.	Wilmington		Financial Institution	100.0
75	DB Trustee Services Limited	London		Other Enterprise	100.0
76	DB Trustees (Hong Kong) Limited	Hong Kong SAR		Other Enterprise	100.0
77	DB U.S. Financial Markets Holding Corporation	Wilmington		Financial Institution	100.0
78	DB UK Bank Limited	London		Credit Institution	100.0
79	DB UK Holdings Limited	London		Financial Institution	100.0
80	DB UK PCAM Holdings Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
81	DB USA Core Corporation	West Trenton		Ancillary Services Undertaking	100.0
82	DB USA Corporation	Wilmington		Financial Institution	100.0
83	DB Valoren S.à r.l.	Luxembourg		Financial Institution	100.0
84	DB Value S.à r.l.	Luxembourg		Financial Institution	100.0
85	DB VersicherungsManager GmbH	Frankfurt am Main		Other Enterprise	100.0
86	DB Vita S.A.	Luxembourg		Insurance Undertaking	84.0
87	DBAH Capital, LLC	Wilmington		Financial Institution	100.0
88	DBCIBZ1 (in voluntary liquidation)	George Town		Financial Institution	100.0
89	DBFIC, Inc.	Wilmington		Financial Institution	100.0
90	DBOI Global Services (UK) Limited	London		Ancillary Services Undertaking	100.0
91	DBR Investments Co. Limited	George Town		Financial Institution	100.0
92	DBRE Global Real Estate Management IB, Ltd.	George Town		Asset Management Company	100.0
93	DBRMSGP1	George Town	2, 3	Financial Institution	100.0
94	DBX Advisors LLC	Wilmington		Financial Institution	100.0
95	DEE Deutsche Erneuerbare Energien GmbH	Frankfurt am Main		Financial Institution	100.0
96	DEUKONA Versicherungs- Vermittlungs-GmbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
97	Deutsche (Aotearoa) Capital Holdings New Zealand	Auckland		Financial Institution	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
98	Deutsche (Aotearoa) Foreign Investments New Zealand	Auckland		Financial Institution	100.0
99	Deutsche (New Munster) Holdings New Zealand Limited	Auckland		Financial Institution	100.0
100	Deutsche Alternative Asset Management (UK) Limited (in members' voluntary liquidation)	London		Asset Management Company	100.0
101	Deutsche Asia Pacific Holdings Pte Ltd	Singapore		Financial Institution	100.0
102	Deutsche Asset Management (India) Private Limited	Mumbai		Ancillary Services Undertaking	100.0
103	Deutsche Australia Limited	Sydney		Financial Institution	100.0
104	Deutsche Bank (Cayman) Limited	George Town		Other Enterprise	100.0
105	Deutsche Bank (China) Co., Ltd.	Beijing		Credit Institution	100.0
106	Deutsche Bank (Malaysia) Berhad	Kuala Lumpur		Credit Institution	100.0
107	Deutsche Bank (Suisse) SA	Geneva		Credit Institution	100.0
108	Deutsche Bank (Uruguay) Sociedad Anónima Institución Financiera Externa	Montevideo		Credit Institution	100.0
109	DEUTSCHE BANK A.S.	Istanbul		Credit Institution	100.0
110	Deutsche Bank Americas Holding Corp.	Wilmington		Financial Institution	100.0
111	Deutsche Bank Europe GmbH	Frankfurt am Main		Credit Institution	100.0
112	Deutsche Bank Financial Company	George Town		Financial Institution	100.0
113	Deutsche Bank Holdings, Inc.	Wilmington		Financial Institution	100.0
114	Deutsche Bank Immobilien GmbH	Hameln		Other Enterprise	100.0
115	Deutsche Bank Insurance Agency Incorporated	Wilmington		Other Enterprise	100.0
116	Deutsche Bank Luxembourg S.A.	Luxembourg		Credit Institution	100.0
117	Deutsche Bank Mutui S.p.A.	Milan		Credit Institution	100.0
118	Deutsche Bank National Trust Company	Los Angeles		Financial Institution	100.0
119	Deutsche Bank Polska Spólka Akcyjna	Warsaw		Credit Institution	100.0
120	Deutsche Bank Representative Office Nigeria Limited	Lagos		Ancillary Services Undertaking	100.0
121	Deutsche Bank S.A. - Banco Alemão	Sao Paulo		Credit Institution	100.0
122	Deutsche Bank S.p.A.	Milan		Credit Institution	99.9
123	Deutsche Bank Securities Inc.	Wilmington		Financial Institution	100.0
124	Deutsche Bank Trust Company Americas	New York		Credit Institution	100.0
125	Deutsche Bank Trust Company Delaware	Wilmington		Credit Institution	100.0
126	Deutsche Bank Trust Company, National Association	New York		Financial Institution	100.0
127	Deutsche Bank Trust Corporation	New York		Financial Institution	100.0
128	Deutsche Bank, Sociedad Anónima Española Unipersonal	Madrid		Credit Institution	100.0
129	Deutsche Capital Finance (2000) Limited	George Town		Financial Institution	100.0
130	Deutsche Capital Markets Australia Limited	Sydney		Financial Institution	100.0
131	Deutsche Custody N.V.	Amsterdam		Financial Institution	100.0
132	Deutsche Domus New Zealand Limited	Auckland		Financial Institution	100.0
133	Deutsche Equities India Private Limited	Mumbai		Financial Institution	100.0
134	Deutsche Finance No. 2 Limited (in voluntary liquidation)	George Town		Financial Institution	100.0
135	Deutsche Foras New Zealand Limited	Auckland		Financial Institution	100.0
136	Deutsche Gesellschaft für Immobilien-Leasing mit beschränkter Haftung i.L.	Duesseldorf		Financial Institution	100.0
137	Deutsche Global Markets Limited	Tel Aviv		Ancillary Services Undertaking	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
138	Deutsche Group Holdings (SA) Proprietary Limited	Johannesburg		Financial Institution	100.0
139	Deutsche Group Services Pty Limited	Sydney		Ancillary Services Undertaking	100.0
140	Deutsche Grundbesitz- Anlagegesellschaft mit beschränkter Haftung	Frankfurt am Main		Other Enterprise	99.8
141	Deutsche Holdings (Grand Duchy)	Luxembourg		Financial Institution	100.0
142	Deutsche Holdings (Luxembourg) S.à r.l.	Luxembourg		Financial Institution	100.0
143	Deutsche Holdings Limited	London		Financial Institution	100.0
144	Deutsche Holdings No. 2 Limited	London		Financial Institution	100.0
145	Deutsche Holdings No. 3 Limited	London		Financial Institution	100.0
146	Deutsche Holdings No. 4 Limited (in members' voluntary liquidation)	London		Financial Institution	100.0
147	Deutsche Immobilien Leasing GmbH	Duesseldorf		Financial Institution	100.0
148	Deutsche India Holdings Private Limited	Mumbai		Financial Institution	100.0
149	Deutsche India Private Limited	Mumbai		Ancillary Services Undertaking	100.0
150	Deutsche International Corporate Services (Ireland) Limited (in liquidation)	Dublin		Financial Institution	100.0
151	Deutsche Investments India Private Limited	Mumbai		Financial Institution	100.0
152	Deutsche Investor Services Private Limited	Mumbai		Ancillary Services Undertaking	100.0
153	Deutsche Knowledge Services Pte. Ltd.	Singapore		Ancillary Services Undertaking	100.0
154	Deutsche Mexico Holdings S.à r.l.	Luxembourg		Financial Institution	100.0
155	Deutsche Mortgage & Asset Receiving Corporation	Wilmington		Ancillary Services Undertaking	100.0
156	Deutsche New Zealand Limited	Auckland		Financial Institution	100.0
157	Deutsche Nominees Limited	London		Financial Institution	100.0
158	Deutsche Oppenheim Family Office AG	Cologne		Investment Firm	100.0
159	Deutsche Overseas Issuance New Zealand Limited	Auckland		Ancillary Services Undertaking	100.0
160	Deutsche Postbank Finance Center Objekt GmbH	Schuettringen		Ancillary Services Undertaking	100.0
161	Deutsche Securities (India) Private Limited	New Delhi		Financial Institution	100.0
162	Deutsche Securities (Proprietary) Limited	Johannesburg		Other Enterprise	100.0
163	Deutsche Securities (SA) (Proprietary) Limited	Johannesburg		Other Enterprise	100.0
164	Deutsche Securities Asia Limited	Hong Kong SAR		Financial Institution	100.0
165	Deutsche Securities Inc.	Tokyo		Financial Institution	100.0
166	Deutsche Securities Israel Ltd.	Tel Aviv		Financial Institution	100.0
167	Deutsche Securities Korea Co.	Seoul		Financial Institution	100.0
168	Deutsche Securities Saudi Arabia (a closed joint stock company)	Riyadh		Financial Institution	100.0
169	Deutsche Securities, S.A. de C.V., Casa de Bolsa	Mexico City		Financial Institution	100.0
170	Deutsche Services (CI) Limited	St. Helier		Financial Institution	100.0
171	Deutsche Services Polska Sp. z o.o.	Warsaw		Ancillary Services Undertaking	100.0
172	Deutsche StiftungsTrust GmbH	Frankfurt am Main		Other Enterprise	100.0
173	Deutsche Strategic Investment Holdings Yugen Kaisha	Tokyo		Financial Institution	100.0
174	Deutsche Trustee Company Limited	London		Other Enterprise	100.0
175	Deutsche Trustees Malaysia Berhad	Kuala Lumpur		Other Enterprise	100.0
176	Deutsche Wealth Management S.G.I.I.C., S.A.	Madrid		Asset Management Company	100.0
177	Deutsches Institut für Altersvorsorge GmbH	Frankfurt am Main		Other Enterprise	78.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
178	DI Deutsche Immobilien Treuhandgesellschaft mbH	Frankfurt am Main		Other Enterprise	100.0
179	DISCA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
180	Durian (Luxembourg) S.à r.l.	Luxembourg		Financial Institution	98.0
181	DWS Alternatives France	Paris		Other Enterprise	100.0
182	DWS Alternatives Global Limited	London		Asset Management Company	100.0
183	DWS Alternatives GmbH	Frankfurt am Main		Asset Management Company	100.0
184	DWS Asset Management (Korea) Company Limited	Seoul		Asset Management Company	100.0
185	DWS Beteiligungs GmbH	Frankfurt am Main		Financial Institution	98.3
186	DWS CH AG	Zurich		Financial Institution	100.0
187	DWS Consulting Shanghai Limited	Shanghai		Other Enterprise	100.0
188	DWS Corporate Management Beijing Limited	Beijing		Other Enterprise	100.0
189	DWS Distributors, Inc.	Wilmington		Financial Institution	100.0
190	DWS Far Eastern Investments Limited	Taipei		Financial Institution	60.0
191	DWS Global Business Services Inc.	Taguig City		Ancillary Services Undertaking	99.9
192	DWS Group GmbH & Co. KGaA	Frankfurt am Main	2	Investment Holding Company	79.5
193	DWS Group Services UK Limited	London		Ancillary Services Undertaking	100.0
194	DWS Grundbesitz GmbH	Frankfurt am Main		Asset Management Company	99.9
195	DWS India Private Limited	Mumbai		Ancillary Services Undertaking	100.0
196	DWS International GmbH	Frankfurt am Main		Investment Firm	100.0
197	DWS Investment GmbH	Frankfurt am Main		Asset Management Company	100.0
198	DWS Investment Management Americas, Inc.	Wilmington		Financial Institution	100.0
199	DWS Investment S.A.	Luxembourg		Asset Management Company	100.0
200	DWS Investments Australia Limited	Sydney		Financial Institution	100.0
201	DWS Investments Hong Kong Limited	Hong Kong SAR		Financial Institution	100.0
202	DWS Investments Japan Limited	Tokyo		Financial Institution	100.0
203	DWS Investments Singapore Limited	Singapore		Financial Institution	100.0
204	DWS Investments UK Limited	London		Financial Institution	100.0
205	DWS Management GmbH	Frankfurt am Main		Financial Institution	100.0
206	DWS Real Estate GmbH	Frankfurt am Main		Financial Institution	99.9
207	DWS Service Company	Wilmington		Ancillary Services Undertaking	100.0
208	DWS Trust Company	Concord		Financial Institution	100.0
209	DWS USA Corporation	Wilmington		Financial Institution	100.0
210	EC EUROPA IMMOBILIEN FONDS NR. 3 GmbH & CO. KG i.I.	Hamburg		Other Enterprise	65.2
211	European Value Added I (Alternate G.P.) LLP	London		Financial Institution	100.0
212	Fiduciaria Sant' Andrea S.r.l.	Milan		Other Enterprise	100.0
213	Finanzberatungsgesellschaft mbH der Deutschen Bank	Berlin		Ancillary Services Undertaking	100.0
214	Fir (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
215	Franz Urbig- und Oscar Schlitter- Stiftung Gesellschaft mit beschränkter Haftung	Frankfurt am Main		Ancillary Services Undertaking	100.0
216	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Suhl "Rimbachzentrum" KG	Bad Homburg		Other Enterprise	74.9
217	GAHL Holdings LLC	Wilmington		Financial Institution	100.0
218	GAHL Holdings Trust	Wilmington	1	Financial Institution	0.0
219	German American Capital Corporation	Lutherville-Timonium		Financial Institution	100.0
220	Greenheart (Luxembourg) S.à r.l.	Luxembourg		Other Enterprise	100.0
221	Greenwood Properties Corp.	New York	1	Financial Institution	0.0
222	Grundstücksgesellschaft Wiesbaden Luisenstraße/Kirchgasse GbR	Troisdorf	2	Other Enterprise	78.7
223	Immobilienfonds Büro-Center Erfurt am Flughafen Bindersleben I GbR	Troisdorf	2	Other Enterprise	90.0
224	ISTRON Beteiligungs- und Verwaltungs-GmbH	Cologne		Ancillary Services Undertaking	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
225	Joint Stock Company Deutsche Bank DBU	Kyiv		Credit Institution	100.0
226	Jyogashima Godo Kaisha	Tokyo		Financial Institution	100.0
227	KEBA Gesellschaft für interne Services mbH	Frankfurt am Main		Ancillary Services Undertaking	100.0
228	Kidson Pte Ltd	Singapore		Financial Institution	100.0
229	Konsul Inkasso GmbH	Essen		Ancillary Services Undertaking	100.0
230	LA Water Holdings Limited	George Town		Financial Institution	75.0
231	LAWL Pte. Ltd.	Singapore		Financial Institution	100.0
232	London Industrial Leasing Limited	London		Financial Institution	100.0
233	MEF I Manager, S. à r.l.	Munsbach		Financial Institution	100.0
234	MIT Holdings, Inc.	Baltimore		Financial Institution	100.0
235	MortgageIT Securities Corp.	Wilmington		Ancillary Services Undertaking	100.0
236	MortgageIT, Inc.	New York		Financial Institution	100.0
237	Motion Picture Productions One GmbH & Co. KG	Frankfurt am Main	2	Financial Institution	100.0
238	MPP Beteiligungsgesellschaft mbH	Frankfurt am Main		Financial Institution	100.0
239	norisbank GmbH	Bonn		Credit Institution	100.0
240	Numis Corporation Limited	London		Financial Institution	100.0
241	Numis Europe Limited (in liquidation)	Dublin		Investment Firm	100.0
242	Numis Nominees (Client) Limited	London		Other Enterprise	100.0
243	Numis Nominees Limited	London		Other Enterprise	100.0
244	Numis Securities Limited	London		Financial Institution	100.0
245	OOO "Deutsche Bank TechCentre"	Moscow		Ancillary Services Undertaking	100.0
246	OOO "Deutsche Bank"	Moscow		Credit Institution	100.0
247	OPB Verwaltungs- und Treuhand GmbH	Cologne		Financial Institution	100.0
248	OPB-Oktava GmbH	Cologne		Financial Institution	100.0
249	OPPENHEIM Capital Advisory GmbH	Cologne		Financial Institution	100.0
250	OPPENHEIM PRIVATE EQUITY Verwaltungsgesellschaft mbH	Cologne		Financial Institution	100.0
251	PADUS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
252	PB Factoring GmbH	Bonn		Financial Institution	100.0
253	PCC Services GmbH der Deutschen Bank	Essen		Ancillary Services Undertaking	100.0
254	Plantation Bay, Inc.	St. Thomas		Other Enterprise	100.0
255	Postbank Direkt GmbH	Bonn		Financial Institution	100.0
256	Postbank Filialvertrieb AG	Bonn		Financial Institution	100.0
257	Postbank Finanzberatung AG	Hameln		Ancillary Services Undertaking	100.0
258	Postbank Leasing GmbH	Bonn		Financial Institution	100.0
259	PT Deutsche Sekuritas Indonesia	Jakarta		Financial Institution	99.0
261	Route 28 Receivables, LLC	Wilmington		Financial Institution	100.0
262	RREEF America L.L.C.	Wilmington		Financial Institution	100.0
263	RREEF European Value Added I (G.P.) Limited	London		Financial Institution	100.0
264	RREEF Fund Holding LLC	Wilmington		Financial Institution	100.0
265	RREEF Management L.L.C.	Wilmington		Ancillary Services Undertaking	100.0
266	Sal. Oppenheim jr. & Cie. Beteiligungs GmbH	Cologne		Financial Institution	100.0
267	SAPIO Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf		Financial Institution	100.0
268	Sharps SP I LLC	Wilmington		Financial Institution	100.0
269	Stelvio Immobiliare S.r.l.	Bolzano		Other Enterprise	100.0
270	Süddeutsche Vermögensverwaltung Gesellschaft mit beschränkter Haftung	Frankfurt am Main		Financial Institution	100.0
271	TELO Beteiligungsgesellschaft mbH	Schoenefeld		Financial Institution	100.0
272	Thai Asset Enforcement and Recovery Asset Management Company Limited	Bangkok		Financial Institution	100.0
273	Treuinvest Service GmbH	Frankfurt am Main		Other Enterprise	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
274	VÖB-ZVD Processing GmbH	Bonn		Payment Service Provider	100.0
275	WEPLA Beteiligungsgesellschaft mbH	Frankfurt am Main		Financial Institution	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Consolidated structured entities

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
276	Al Mi'yar Capital 2 Cayman Ltd	George Town	4	Other Enterprise
277	Al Mi'yar Capital SA	Luxembourg	4	Other Enterprise
278	Alguer Inversiones Designated Activity Company	Dublin		Financial Institution
279	Alixville Invest, S.L.	Madrid		Ancillary Services Undertaking
280	Altersvorsorge Fonds Hamburg Alter Wall Dr. Juncker KG	Frankfurt am Main		Other Enterprise
281	Ansbacher I S.à r.l.	Luxembourg		Other Enterprise	100.0
282	Ansbacher II S.à r.l.	Luxembourg		Other Enterprise	100.0
283	Atlas Investment Company 1 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
284	Atlas Investment Company 2 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
285	Atlas Investment Company 3 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
286	Atlas Investment Company 4 S.à r.l., en liquidation volontaire	Luxembourg		Financial Institution
287	Atlas Portfolio Select SPC	George Town		Financial Institution	0.0
288	Atlas SICAV - FIS, en liquidation volontaire	Luxembourg	4	Other Enterprise
289	Australian Secured Personal Loans Trust	Melbourne		Other Enterprise	100.0
290	Axia Insurance, Ltd.	Hamilton	4	Other Enterprise
291	Blue Square Finance 2025-1 Designated Activity Company	Dublin		Financial Institution
292	Capital Trust Japan Company Limited (Trust Account Project Spark Agreement No. 7536)	Tokyo		Financial Institution
293	Carpathian Investments Designated Activity Company	Dublin		Financial Institution	100.0
294	Cathay Capital Company Limited	Ebène	1	Financial Institution	19.0
295	Cayman Reference Fund Holdings Limited	George Town		Ancillary Services Undertaking
296	Ceto S.à r.l.	Luxembourg		Financial Institution
297	Charitable Luxembourg Four S.à r.l.	Luxembourg		Financial Institution
298	Charitable Luxembourg Two S.à r.l.	Luxembourg		Financial Institution
299	CLASS Limited	St. Helier	4	Other Enterprise
300	Collins Capital Low Volatility Performance II Special Investments, Ltd.	Road Town		Financial Institution
301	Crofton Invest, S.L.	Madrid		Other Enterprise
302	Danube Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
303	DB Aster II, LLC	Wilmington		Ancillary Services Undertaking	100.0
304	DB Aster, Inc.	Wilmington		Financial Institution	100.0
305	DB Aster, LLC	Wilmington		Ancillary Services Undertaking	100.0
306	DB Covered Bond S.r.l.	Conegliano		Financial Institution	90.0
307	DB Holding Fundo de Investimento Multimercado Investimento no Exterior Crédito Privado	Sao Paulo		Financial Institution	100.0
308	DB Litigation Fee LLC	Wilmington		Financial Institution	100.0
309	DB Municipal Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
310	DB SPEARs/LIFERs, Series DB-8092 Trust	Wilmington		Ancillary Services Undertaking	0.0
311	DB SPEARs/LIFERs, Series DB-8093 Trust	Wilmington		Ancillary Services Undertaking	0.0
312	DB SPEARs/LIFERs, Series DB-8095 Trust	Wilmington		Ancillary Services Undertaking	0.1
313	DB SPEARs/LIFERs, Series DB-8096 Trust	Wilmington		Ancillary Services Undertaking	0.0
314	DB SPEARs/LIFERs, Series DB-8097 Trust	Wilmington		Ancillary Services Undertaking	0.1

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
315	DB SPEARs/LIFERs, Series DB-8103 Trust	Wilmington		Ancillary Services Undertaking	0.0
316	DB SPEARs/LIFERs, Series DB-8108 Trust	Wilmington		Ancillary Services Undertaking	0.0
317	DB SPEARs/LIFERs, Series DB-8139 Trust	Wilmington		Ancillary Services Undertaking	20.9
318	DB SPEARs/LIFERs, Series DB-8147 Trust	Wilmington		Ancillary Services Undertaking	10.7
319	DB SPEARs/LIFERs, Series DB-8148 Trust	Wilmington		Ancillary Services Undertaking	10.2
320	DB SPEARs/LIFERs, Series DB-8149 Trust	Wilmington		Ancillary Services Undertaking	9.6
321	DB SPEARs/LIFERs, Series DB-8151 Trust	Wilmington		Ancillary Services Undertaking	9.2
322	DB SPEARs/LIFERs, Series DB-8154 Trust	Wilmington		Ancillary Services Undertaking	0.0
323	DB SPEARs/LIFERs, Series DB-8156 Trust	Wilmington		Ancillary Services Undertaking	0.0
324	DB SPEARs/LIFERs, Series DB-8157 Trust	Wilmington		Ancillary Services Undertaking	0.1
325	DB SPEARs/LIFERs, Series DB-8160 Trust	Wilmington		Ancillary Services Undertaking	0.0
326	DB SPEARs/LIFERs, Series DB-8162 Trust	Wilmington		Ancillary Services Undertaking	0.0
327	DB SPEARs/LIFERs, Series DB-8163 Trust	Wilmington		Ancillary Services Undertaking	0.0
328	DB SPEARs/LIFERs, Series DB-8164 Trust	Wilmington		Ancillary Services Undertaking	0.0
329	DB SPEARs/LIFERs, Series DB-8165 Trust	Wilmington		Ancillary Services Undertaking	0.0
330	DB SPEARs/LIFERs, Series DB-8166 Trust	Wilmington		Ancillary Services Undertaking	0.0
331	DB SPEARs/LIFERs, Series DB-8167 Trust	Wilmington		Ancillary Services Undertaking	0.0
332	DB SPEARs/LIFERs, Series DB-8168 Trust	Wilmington		Ancillary Services Undertaking	0.1
333	DB SPEARs/LIFERs, Series DB-8174 Trust	Wilmington		Ancillary Services Undertaking	0.1
334	DB SPEARs/LIFERs, Series DB-8175 Trust	Wilmington		Ancillary Services Undertaking	0.1
335	DB SPEARs/LIFERs, Series DB-8179 Trust	Wilmington		Ancillary Services Undertaking	0.1
336	DB SPEARs/LIFERs, Series DB-8182 Trust	Wilmington		Ancillary Services Undertaking	0.0
337	DB SPEARs/LIFERs, Series DB-8183 Trust	Wilmington		Ancillary Services Undertaking	0.0
338	DB SPEARs/LIFERs, Series DB-8184 Trust	Wilmington		Ancillary Services Undertaking	0.0
339	DB SPEARs/LIFERs, Series DB-8185 Trust	Wilmington		Ancillary Services Undertaking	0.0
340	DB SPEARs/LIFERs, Series DB-8186 Trust	Wilmington		Ancillary Services Undertaking	0.1
341	DB SPEARs/LIFERs, Series DB-8187 Trust	Wilmington		Ancillary Services Undertaking	0.0
342	DB SPEARs/LIFERs, Series DB-8188 Trust	Wilmington		Ancillary Services Undertaking	0.0
343	DB SPEARs/LIFERs, Series DB-8189 Trust	Wilmington		Ancillary Services Undertaking	0.1
344	DB SPEARs/LIFERs, Series DB-8190 Trust	Wilmington		Ancillary Services Undertaking	0.1
345	DB SPEARs/LIFERs, Series DB-8191 Trust	Wilmington		Ancillary Services Undertaking	0.0
346	DB SPEARs/LIFERs, Series DB-8192 Trust	Wilmington		Ancillary Services Undertaking	0.1
347	DB SPEARs/LIFERs, Series DB-8193 Trust	Wilmington		Ancillary Services Undertaking	0.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
348	DB SPEARs/LIFERs, Series DB-8194 Trust	Wilmington		Ancillary Services Undertaking	0.1
349	DB SPEARs/LIFERs, Series DB-8195 Trust	Wilmington		Ancillary Services Undertaking	0.0
350	DB SPEARs/LIFERs, Series DB-8196 Trust	Wilmington		Ancillary Services Undertaking	0.0
351	DB SPEARs/LIFERs, Series DB-8197 Trust	Wilmington		Ancillary Services Undertaking	0.1
352	DB SPEARs/LIFERs, Series DB-8198 Trust	Wilmington		Ancillary Services Undertaking	0.0
353	DB SPEARs/LIFERs, Series DB-8199 Trust	Wilmington		Ancillary Services Undertaking	0.0
354	DB SPEARs/LIFERs, Series DB-8201 Trust	Wilmington		Ancillary Services Undertaking	0.0
355	DB SPEARs/LIFERs, Series DB-8203 Trust	Wilmington		Ancillary Services Undertaking	21.6
356	DB SPEARs/LIFERs, Series DB-8210 Trust	Wilmington		Ancillary Services Undertaking	1.5
357	DB SPEARs/LIFERs, Series DB-8211 Trust	Wilmington		Ancillary Services Undertaking	0.1
358	DB SPEARs/LIFERs, Series DB-8212 Trust	Wilmington		Ancillary Services Undertaking	0.0
359	DB SPEARs/LIFERs, Series DB-8213 Trust	Wilmington		Ancillary Services Undertaking	0.3
360	DB SPEARs/LIFERs, Series DB-8214 Trust	Wilmington		Ancillary Services Undertaking	0.0
361	DB SPEARs/LIFERs, Series DB-8215 Trust	Wilmington		Ancillary Services Undertaking	0.1
362	DB SPEARs/LIFERs, Series DB-8216 Trust	Wilmington		Ancillary Services Undertaking	0.1
363	DB SPEARs/LIFERs, Series DB-8217 Trust	Wilmington		Ancillary Services Undertaking	0.1
364	DB SPEARs/LIFERs, Series DB-8218 Trust	Wilmington		Ancillary Services Undertaking	0.0
365	DB SPEARs/LIFERs, Series DB-8219 Trust	Wilmington		Ancillary Services Undertaking	0.0
366	DB SPEARs/LIFERs, Series DB-8220 Trust	Wilmington		Ancillary Services Undertaking	0.0
367	DB SPEARs/LIFERs, Series DB-8221 Trust	Wilmington		Ancillary Services Undertaking	0.0
368	DB SPEARs/LIFERs, Series DB-8222 Trust	Wilmington		Ancillary Services Undertaking	0.0
369	DB SPEARs/LIFERs, Series DB-8223 Trust	Wilmington		Ancillary Services Undertaking	0.1
370	DB SPEARs/LIFERs, Series DB-8224 Trust	Wilmington		Ancillary Services Undertaking	0.0
371	DB SPEARs/LIFERs, Series DB-8225 Trust	Wilmington		Ancillary Services Undertaking	0.0
372	DB SPEARs/LIFERs, Series DB-8226 Trust	Wilmington		Ancillary Services Undertaking	0.0
373	DB SPEARs/LIFERs, Series DB-8227 Trust	Wilmington		Ancillary Services Undertaking	0.0
374	DB SPEARs/LIFERs, Series DBE-8057 Trust	Wilmington		Ancillary Services Undertaking	0.0
375	DB SPEARs/LIFERs, Series DBE-8060 Trust	Wilmington		Ancillary Services Undertaking	0.0
376	DB SPEARs/LIFERs, Series DBE-8070 Trust	Wilmington		Ancillary Services Undertaking	0.0
377	DB SPEARs/LIFERs, Series DBE-8071 Trust	Wilmington		Ancillary Services Undertaking	0.0
378	DB SPEARs/LIFERs, Series DBE-8090 Trust	Wilmington		Ancillary Services Undertaking	0.0
379	DB SPEARs/LIFERs, Series DBE-8099 Trust	Wilmington		Ancillary Services Undertaking	0.0
380	DB SPEARs/LIFERs, Series DBE-8100 Trust	Wilmington		Ancillary Services Undertaking	0.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
381	DB SPEARs/LIFERs, Series DBE-8101 Trust	Wilmington		Ancillary Services Undertaking	0.0
382	DB SPEARs/LIFERs, Series DBE-8105 Trust	Wilmington		Ancillary Services Undertaking	0.0
383	DB SPEARs/LIFERs, Series DBE-8106 Trust	Wilmington		Ancillary Services Undertaking	0.1
384	DB SPEARs/LIFERs, Series DBE-8109 Trust	Wilmington		Ancillary Services Undertaking	0.0
385	DB SPEARs/LIFERs, Series DBE-8118 Trust	Wilmington		Ancillary Services Undertaking	0.0
386	DB SPEARs/LIFERs, Series DBE-8121 Trust	Wilmington		Ancillary Services Undertaking	0.0
387	DB SPEARs/LIFERs, Series DBE-8122 Trust	Wilmington		Ancillary Services Undertaking	0.0
388	DB SPEARs/LIFERs, Series DBE-8123 Trust	Wilmington		Ancillary Services Undertaking	0.0
389	DB SPEARs/LIFERs, Series DBE-8124 Trust	Wilmington		Ancillary Services Undertaking	0.0
390	DB SPEARs/LIFERs, Series DBE-8125 Trust	Wilmington		Ancillary Services Undertaking	0.0
391	DB SPEARs/LIFERs, Series DBE-8126 Trust	Wilmington		Ancillary Services Undertaking	0.0
392	DB SPEARs/LIFERs, Series DBE-8128 Trust	Wilmington		Ancillary Services Undertaking	0.1
393	DB SPEARs/LIFERs, Series DBE-8130 Trust	Wilmington		Ancillary Services Undertaking	0.0
394	DB SPEARs/LIFERs, Series DBE-8133 Trust	Wilmington		Ancillary Services Undertaking	0.1
395	DB SPEARs/LIFERs, Series DBE-8134 Trust	Wilmington		Ancillary Services Undertaking	0.2
396	DB SPEARs/LIFERs, Series DBE-8135 Trust	Wilmington		Ancillary Services Undertaking	0.0
397	DB SPEARs/LIFERs, Series DBE-8140 Trust	Wilmington		Ancillary Services Undertaking	0.0
398	DB SPEARs/LIFERs, Series DBE-8152 Trust	Wilmington		Ancillary Services Undertaking	0.0
399	DB SPEARs/LIFERs, Series DBE-8153 Trust	Wilmington		Ancillary Services Undertaking	0.0
400	DB SPEARs/LIFERs, Series DBE-8158 Trust	Wilmington		Ancillary Services Undertaking	0.0
401	DB SPEARs/LIFERs, Series DBE-8159 Trust	Wilmington		Ancillary Services Undertaking	0.0
402	DB SPEARs/LIFERs, Series DBE-8161 Trust	Wilmington		Ancillary Services Undertaking	0.0
403	DB SPEARs/LIFERs, Series DBE-8178 Trust	Wilmington		Ancillary Services Undertaking	0.0
404	DB SPEARs/LIFERs, Series DBE-8909 Trust	Newark		Ancillary Services Undertaking	3.3
405	DB SPEARs/LIFERs, Series DBE-8910 Trust	Newark		Ancillary Services Undertaking	15.4
406	DB Structured Holdings Luxembourg S.à r.l.	Luxembourg		Financial Institution	100.0
407	DBRE Global Real Estate Management US IB, L.L.C.	Wilmington		Financial Institution	100.0
408	DBX ETF Trust	Wilmington	4	Other Enterprise
409	Deloraine Spain, S.L.	Madrid		Ancillary Services Undertaking
410	Deutsche Bank Luxembourg S.A. - Fiduciary Deposits	Luxembourg	4	Other Enterprise
411	Deutsche Bank Luxembourg S.A. - Fiduciary Note Programme	Luxembourg	4	Other Enterprise
412	Deutsche Colombia S.A.S. - en Liquidacion	Bogotá		Financial Institution	100.0
413	Deutsche Postbank Funding LLC I	Wilmington		Financial Institution	100.0
414	Deutsche Postbank Funding LLC III	Wilmington		Financial Institution	100.0
415	Deutsche Postbank Funding Trust I	Newark		Financial Institution	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
416	Deutsche Postbank Funding Trust III	Newark		Financial Institution	100.0
417	Dolin Holdco SAS	Paris		Financial Institution	100.0
418	Dubonnet Courbevoie SCI	Paris		Ancillary Services Undertaking	100.0
419	Dubonnet Holdco SAS	Paris		Financial Institution	100.0
420	DWS Alternatives (IE) ICAV	Dublin		Other Enterprise
421	DWS EREP Lux 1 S.à r.l.	Luxembourg		Other Enterprise	100.0
422	DWS European Real Estate Partners S.C.A. SICAV-RAIF	Luxembourg		Other Enterprise	99.9
423	DWS Funds	Luxembourg	4	Other Enterprise
424	DWS Garant	Luxembourg	4	Other Enterprise
425	DWS Invest	Luxembourg	4	Other Enterprise
426	DWS Invest (IE) ICAV	Dublin		Other Enterprise
427	DWS Zeitwert Protect	Luxembourg		Other Enterprise
428	DWS-Fonds Treasury Liquidity (EUR)	Frankfurt am Main		Other Enterprise	100.0
429	Dynamic Infrastructure Securities Fund LP	Wilmington		Financial Institution
430	Earls Eight Limited	George Town	4	Other Enterprise
431	Earls Four Limited	George Town	4	Other Enterprise
432	Einkaufszentrum "HVD Dresden" S.à.r.l & Co. KG i.I.	Cologne		Other Enterprise
433	Emerald Asset Repackaging Designated Activity Company	Dublin		Financial Institution	100.0
434	Emerging Markets Capital Protected Investments Limited	George Town	4	Other Enterprise
435	Emeris	George Town		Financial Institution
436	Erste Frankfurter Hoist GmbH i.L.	Frankfurt am Main		Financial Institution	100.0
437	FCT Orchid	Saint-Denis		Other Enterprise
438	Fin Finance COZ5 Limited	London		Financial Institution
439	Fondo Privado de Titulización PYMES I Designated Activity Company	Dublin		Other Enterprise
440	Freddie Mac Class A Taxable Multifamily M Certificates Series M-037	McLean		Ancillary Services Undertaking	100.0
441	Freddie Mac Class A Taxable Multifamily M Certificates Series M-041	McLean		Ancillary Services Undertaking	100.0
442	Freddie Mac Class A Taxable Multifamily M Certificates Series M-043	McLean		Ancillary Services Undertaking	100.0
443	Freddie Mac Class A Taxable Multifamily M Certificates Series M-044	McLean		Ancillary Services Undertaking	100.0
444	G.O. IB-US Management, L.L.C.	Wilmington		Financial Institution	100.0
445	GAC-HEL, Inc.	Wilmington		Ancillary Services Undertaking	100.0
446	Galene S.à r.l.	Luxembourg		Ancillary Services Undertaking
447	Gladyr Spain, S.L.	Madrid		Ancillary Services Undertaking
448	Global Opportunities Co-Investment Feeder, LLC	Wilmington		Financial Institution
449	Global Opportunities Co-Investment, LLC	George Town		Financial Institution
450	GWC-GAC Corp.	Wilmington		Ancillary Services Undertaking	100.0
451	Havbell Designated Activity Company	Maynooth		Financial Institution
452	Histria Inversiones Designated Activity Company	Dublin		Financial Institution
453	Infrastructure Debt Fund S.C.Sp. SICAV-RAIF	Luxembourg		Other Enterprise
454	Inn Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
455	Investor Solutions Limited	St. Helier	4	Other Enterprise
456	Isar Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
457	IVAF (Jersey) Limited	St. Helier		Ancillary Services Undertaking
458	Kelona Invest, S.L.	Madrid		Ancillary Services Undertaking
459	KH Kitty Hall Holdings Limited	Dublin		Financial Institution

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
460	Kratus Inversiones Designated Activity Company	Dublin		Financial Institution
461	Kronos Funding Ltd	London		Financial Institution
462	Kuiper Credit Opportunities	Paris	4	Other Enterprise
463	Ledyard, S.L.	Madrid		Ancillary Services Undertaking
464	87 Leonard Development LLC	Wilmington		Ancillary Services Undertaking	100.0
465	LES Essex Crossing Holdings Acquisition LLC	Wilmington		Ancillary Services Undertaking	100.0
466	LES Essex Crossing Investor LLC	Wilmington		Financial Institution	100.0
467	LES Essex Crossing Parent LLC	Wilmington		Financial Institution	100.0
468	Life Mortgage S.r.l.	Conegliano		Other Enterprise
469	Lockwood Invest, S.L.	Madrid		Financial Institution
470	Lunashadow Limited	Dublin		Financial Institution
471	1800 M Chaperone Investor LLC	Wilmington		Ancillary Services Undertaking	100.0
472	Malabo Holdings Designated Activity Company	Dublin		Financial Institution
473	Merlin XI	George Town		Financial Institution
474	Meseta Inversiones Designated Activity Company	Dublin		Financial Institution
475	2101 MS Investor LLC	Wilmington		Ancillary Services Undertaking	100.0
476	2101 MS Parent LLC	Wilmington		Financial Institution	100.0
477	2101 MS Property Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
478	Navegator - SGFTC, S.A.	Lisbon		Ancillary Services Undertaking	100.0
479	NCW Holding Inc.	Vancouver		Financial Institution	100.0
480	New 87 Leonard, LLC	Wilmington		Financial Institution	100.0
481	Oasis Securitisation S.r.l.	Conegliano	1	Other Enterprise	0.0
482	OBP Beneficial Interest Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
483	OBP Parent Holdings LLC	Wilmington		Financial Institution	100.0
484	Oder Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
485	Palladium Global Investments S.A.	Luxembourg	4	Other Enterprise
486	Palladium Securities 1 S.A.	Luxembourg	4	Other Enterprise
487	PARTS Funding, LLC	Wilmington		Financial Institution	100.0
488	PEFCO Finance Issuer One S.A.R.L.	Luxembourg	4	Other Enterprise
489	PEIF II SLP Feeder 2 LP	Edinburgh		Financial Institution	100.0
490	PEIF III SLP Feeder 2, SCSp	Senningerberg	2	Financial Institution	100.0
491	PEIF III SLP Feeder GP, S.à r.l.	Senningerberg		Financial Institution
492	PEIF IV SLP DWS Feeder, SCSp	Senningerberg		Financial Institution	100.0
493	Philippine Opportunities for Growth and Income (SPV-AMC), INC.	Makati City		Financial Institution	95.0
494	Property Debt Fund S.C.Sp. SICAV- RAIF	Luxembourg		Other Enterprise
495	PUTTERs Series 3009DB Trust	Wilmington		Ancillary Services Undertaking	0.6
496	PUTTERs Series 3010DB Trust	Wilmington		Ancillary Services Undertaking	0.7
497	PUTTERs Series 3011DB Trust	Wilmington		Ancillary Services Undertaking	1.0
498	PUTTERs Series 3012DB Trust	Wilmington		Ancillary Services Undertaking	0.1
499	PUTTERs Series 3013DB Trust	Wilmington		Ancillary Services Undertaking	0.2
500	PUTTERs Series 3014DB Trust	Wilmington		Ancillary Services Undertaking	0.2
501	PUTTERs/DRIVERs, Series 3005DB Trust	Wilmington		Ancillary Services Undertaking	13.6
502	PUTTERs/DRIVERs, Series 3007DB Trust	Wilmington		Ancillary Services Undertaking	16.9
503	Radical Properties Unlimited Company	Dublin		Financial Institution
504	Redstone Finance Designated Activity Company	Dublin		Financial Institution
505	Rhine Euro CLO I Designated Activity Company	Dublin		Other Enterprise
506	Rhine Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
507	ROCKY 2021-1 SPV S.r.l.	Conegliano		Other Enterprise
508	Romareda Holdings Designated Activity Company	Dublin		Financial Institution
509	RREEF DCH, L.L.C.	Wilmington		Financial Institution	100.0
510	Samburg Invest, S.L.	Madrid		Ancillary Services Undertaking

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
511	SCB Alpspitze UG (haftungsbeschränkt)	Frankfurt am Main		Financial Institution
512	Seaconview Designated Activity Company	Maynooth		Financial Institution
513	SGI SLP Feeder GP S.à.r.l.	Senningerberg		Financial Institution
514	SGI SLP Feeder SCSp	Senningerberg		Financial Institution	57.6
515	Sincronica I Designated Activity Company	Dublin		Financial Institution
516	Singer Island Tower Suite LLC	Wilmington		Ancillary Services Undertaking	100.0
517	Smoooth Finance Designated Activity Company	Dublin		Financial Institution
518	Somkid Immobiliare S.r.l.	Conegliano		Other Enterprise	100.0
519	SP Mortgage Trust	Wilmington		Other Enterprise	100.0
520	SPV I Sociedad Anónima Cerrada	Lima		Financial Institution	99.9
521	SPV II Sociedad Anónima Cerrada	Lima		Ancillary Services Undertaking	99.8
522	Sunrise Turnaround Partners G.K.	Tokyo		Financial Institution	100.0
523	300 SW Parent LLC	Wilmington		Financial Institution	100.0
524	300 SW Property Holdings LLC	Wilmington		Ancillary Services Undertaking	100.0
525	Swabia 1 Designated Activity Company (in liquidation)	Dublin		Other Enterprise
526	Swabia 1. Vermögensbesitz-GmbH i.L.	Frankfurt am Main		Financial Institution	100.0
527	Tagus - Sociedade de Titularização de Creditos, S.A.	Lisbon		Other Enterprise	100.0
528	Tasman NZ Residential Mortgage Trust	Auckland		Other Enterprise
529	Trave Properties S.à r.l., en faillite	Luxembourg		Other Enterprise	25.0
530	Waltzfire Limited	Dublin		Financial Institution
531	Wedverville Spain, S.L.	Madrid		Ancillary Services Undertaking
532	Wendelstein 2017-1 UG (haftungsbeschränkt)	Frankfurt am Main		Other Enterprise
533	Wendelstein 2024-1 UG (haftungsbeschränkt)	Frankfurt am Main		Other Enterprise
534	Wendelstein 2025-1 UG (haftungsbeschränkt)	Frankfurt am Main		Other Enterprise
535	5353 WHMR LLC	Wilmington		Other Enterprise	100.0
536	Xtrackers (IE) Public Limited Company	Dublin	4	Other Enterprise	0.1
537	Xtrackers II	Luxembourg	4	Other Enterprise	0.1
538	Xtrackers UCITS Common Contractual Fund	Dublin		Other Enterprise
539	Zumirez Drive LLC	Wilmington		Ancillary Services Undertaking	100.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Companies accounted for at equity

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
540	AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung	Frankfurt am Main		Credit Institution	26.9
541	Angle Group Holdings Pty Ltd	Melbourne		Financial Institution	19.5
542	BANKPOWER GmbH Personaldienstleistungen	Frankfurt am Main		Other Enterprise	30.0
543	Bestra Gesellschaft für Vermögensverwaltung mit beschränkter Haftung	Duesseldorf		Financial Institution	49.0
544	Cathay Capital Company (No 2) Limited	Ebène	5	Financial Institution	67.6
545	Deutsche Börse Commodities GmbH	Eschborn		Other Enterprise	16.2
546	Deutsche Zurich Pensiones Entidad Gestora de Fondos de Pensiones, S.A.	Barcelona		Other Enterprise	50.0
547	Deutscher Pensionsfonds Aktiengesellschaft	Cologne		Other Enterprise	25.1
548	dwins GmbH	Frankfurt am Main		Other Enterprise	16.1
549	EURO Kartensysteme GmbH	Frankfurt am Main		Payment Service Provider	16.8
550	Evroenergeiaki Anonymi Etaireia	Athens	5	Other Enterprise	40.0
551	FSDB Merchant Services GmbH	Frankfurt am Main		Other Enterprise	49.0
552	Fünfte SAB Treuhand und Verwaltung GmbH & Co. "Leipzig-Magdeburg" KG	Bad Homburg		Other Enterprise	41.2
553	Fünfte SAB Treuhand und Verwaltung GmbH & Co. Dresden "Louisenstraße" KG	Bad Homburg		Other Enterprise	30.6
554	G.O. IB-SIV Feeder, L.L.C.	Wilmington		Financial Institution	15.7
555	Gesellschaft für Kreditsicherung mit beschränkter Haftung	Berlin		Other Enterprise	36.7
556	Global Tokenization Holdings Limited	Dublin	5	Financial Institution	33.3
557	Grundstücksgesellschaft Karlsruhe Kaiserstraße GbR	Troisdorf	2	Other Enterprise	40.1
558	Grundstücksgesellschaft Leipzig Petersstraße GbR	Troisdorf	2, 6	Other Enterprise	62.1
559	Grundstücksgesellschaft München Synagogenplatz GbR	Troisdorf	2	Other Enterprise	26.0
560	Harvest Fund Management Co., Ltd.	Shanghai		Financial Institution	30.0
561	ILV Immobilien-Leasing Verwaltungsgesellschaft Düsseldorf mbH	Duesseldorf	5	Financial Institution	50.0
562	Immobilienfonds Büro Center Erfurt am Flughafen Bindersleben III GbR	Troisdorf	2	Other Enterprise	20.7
563	Immobilienfonds Bürohaus Düsseldorf Grafenberg GbR	Troisdorf	2	Other Enterprise	39.0
564	Immobilienfonds Köln-Deutz Arena und Mantelbebauung GbR	Troisdorf	2	Other Enterprise	28.9
565	Immobilienfonds Köln-Ossendorf II eGbR	Gelsenkirchen	2	Other Enterprise	40.3
566	Ingrid S.à r.l.	Luxembourg	5	Other Enterprise	23.8
567	iSwap Limited	London		Financial Institution	14.0
568	KVD Singapore Pte. Ltd. (in liquidation - members' voluntary winding up)	Singapore		Financial Institution	26.0
569	Latitude Group Holdings Limited	Melbourne		Financial Institution	16.5
570	1800 M JV LLC	Wilmington	5	Ancillary Services Undertaking	10.1
571	MorgenFund GmbH	Frankfurt am Main		Investment Firm	30.0
572	North Coast Wind Energy Corp.	Port Moody	5	Other Enterprise	50.0
573	OBP Property Holdings LLC	Wilmington		Ancillary Services Undertaking	20.6
574	Octaura Holdings LLC	Wilmington		Financial Institution	5.6
575	Palma Topco Limited	St. Helier		Ancillary Services Undertaking	22.8
576	PERILLA Beteiligungsgesellschaft mbH	Duesseldorf		Financial Institution	50.0
577	REDUS DTHG, LLC	Wilmington		Other Enterprise	49.9
578	Rongde (Beijing) Asset Management Company Limited	Beijing		Financial Institution	40.7

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
579	SRC Security Research & Consulting GmbH	Bonn		Other Enterprise	22.5
580	Starpool Finanz GmbH	Berlin		Other Enterprise	49.9
581	Syndicated Loan Consortium Holdings LLC	Wilmington		Other Enterprise	7.3
582	Taurus SA	Geneva		Financial Institution	4.4
583	TRAXPAY GmbH	Frankfurt am Main		Other Enterprise	2.4
584	U.S.A. ITCF XCI L.P.	New York	6	Other Enterprise	99.9
585	UKEM Motoryacht Medici Mangusta GbR	Troisdorf	7	Other Enterprise	0.0
586	Ullmann Krockow Esch GbR	Troisdorf	7	Other Enterprise	0.0
587	Volbroker.com Limited	Rochford		Financial Institution	22.5
588	zeitinvest-Service GmbH	Frankfurt am Main		Other Enterprise	25.0
589	Zhong De Securities Co., Ltd	Beijing	5	Financial Institution	33.3
590	ZYRUS Beteiligungsgesellschaft mbH i.L.	Schoenefeld		Financial Institution	25.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Other companies, where the holding exceeds 20%

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
591	ACHTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
592	ACHTZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
593	ACIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
594	ACTIO Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
595	ADEO Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
596	ADLAT Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
597	AGUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
598	ALANUM Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
599	ALTA Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
600	ANDOT Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
601	AVOC Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
602	Banks Island General Partner Inc.	Toronto	8	Financial Institution	50.0
603	Benefit Trust GmbH	Luetzen	9, 10	Financial Institution	100.0
604	BLI Beteiligungsgesellschaft für Leasinginvestitionen mbH	Duesseldorf	8	Financial Institution	33.2
605	Cedar (Luxembourg) S.à r.l.	Luxembourg	6, 9	Financial Institution	98.2
606	DB Advisors SICAV	Luxembourg	9, 11	Other Enterprise	100.0
607	DB Placement, LLC	Wilmington	6, 9	Other Enterprise	100.0
608	DB Real Estate Global Opportunities IB (Offshore), L.P.	Camana Bay	8	Financial Institution	33.6
609	DREIZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
610	DRITTE Fonds-Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
611	DRITTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
612	DWS Offshore Infrastructure Debt Opportunities Feeder LP	George Town	8, 12	Financial Institution	26.3
613	EINUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
614	ELC Logistik-Centrum Verwaltungs-GmbH	Duesseldorf	8	Financial Institution	50.0
615	Elm (Luxembourg) S.à r.l.	Luxembourg	6, 9	Financial Institution	98.0
616	FÜNFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
617	FÜNFZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
618	Glor Music Production GmbH & Co. KG	Rottach-Egern	13	Other Enterprise	29.5
619	GLOR Music Production II GmbH & Co. KG	Rottach-Egern	13	Other Enterprise	28.6
620	HR "Simone" GmbH & Co. KG i.I.	Jork	13	Other Enterprise	24.3
621	Immobilienfonds Bürohaus Leipzig Nordost eGbR	Munich	2, 13	Other Enterprise	24.5
622	Intermodal Finance I Ltd.	George Town	8.00	Other Enterprise	49.0
623	Isaac Newton S.à r.l.	Capellen	6, 9, 14	Financial Institution	98.2
624	Kinneil Leasing Company	London	8	Other Enterprise	35.0
625	LES Essex Crossing Operating Holdings LLC	Wilmington	8	Ancillary Services Undertaking	50.0
626	M Cap Finance Mittelstandsfonds III GmbH & Co. KG	Frankfurt am Main	13, 15	Financial Institution	35.4
627	MCT Südafrika 3 GmbH & Co. KG i.I.	Hamburg	13	Other Enterprise	39.0
628	2101 MS LLC	Wilmington	8	Ancillary Services Undertaking	50.0
629	MT "CAPE BEALE" Tankschiffahrts GmbH & Co. KG i.I.	Hamburg	13	Other Enterprise	34.0
630	MT "KING DANIEL" Tankschiffahrts UG (haftungsbeschränkt) & Co. KG i.L.	Hamburg	13	Other Enterprise	32.8
631	MT "KING DOUGLAS" Tankschiffahrts UG (haftungsbeschränkt) & Co. KG i.L.	Hamburg	13	Other Enterprise	33.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
632	NEUNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8.00	Other Enterprise	50.0
633	NEUNZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
634	Nexus Infrastruktur Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
635	NOFA Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
636	OPPENHEIM Buy Out GmbH & Co. KG i.L.	Cologne	1, 2, 8	Financial Institution	27.7
637	PALDO Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
638	PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
639	PEIF IV SLP DWS Feeder 2, SCSp	Senningerberg	9	Financial Institution	100.0
640	PENTUM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
641	PERLU Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
642	PERNIO Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
643	PERXIS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
644	PETA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
645	PONTUS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
646	PRADUM Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
647	PRASEM Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
648	PRISON Grundstücks- Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
649	Private Equity Invest Beteiligungs GmbH	Duesseldorf	8	Financial Institution	50.0
650	Private Equity Life Sciences Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
651	PUDU Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
652	QUANTIS Grundstücks- Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
653	QUOTAS Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
654	RREEF Core Plus Residential Fund LP	Wilmington	8	Other Enterprise	26.9
655	RREEF Pan-European Infrastructure Two Lux S.à r.l.	Luxembourg	6, 9	Financial Institution	99.9
656	SABIS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
657	SALUS Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
658	SANCTOR Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
659	SANDIX Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
660	SARIO Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
661	SCANDO Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
662	Schumacher Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	33.2
663	SCITOR Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
664	SECHSTE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
665	SECHSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
666	SECHZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
667	SENA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
668	SENA Grundstücks- Vermietungsgesellschaft mbH & Co. Objekt Kamenz KG	Duesseldorf	6, 9	Financial Institution	100.0
669	SIDA Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
670	SIEBTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
671	SIEBZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
672	SIFA Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	9	Financial Institution	100.0
673	SILEX Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
674	SILUR Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
675	SOLUM Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
676	SOMA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
677	SOREX Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
678	SOSPITA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
679	STAGIRA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
680	SUSIK Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
681	TABA Grundstücks- Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
682	TACET Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
683	TAGO Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
684	TAGUS Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
685	TESATUR Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
686	TOSSA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Institution	100.0
687	TRAGO Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
688	TREMA Grundstücks- Vermietungsgesellschaft mbH	Berlin	8	Financial Institution	50.0
689	TRIPLA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	9	Financial Institution	100.0
690	VIERTE Fonds-Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
691	VIERTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
692	VIERUNDZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
693	VIERZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
694	XENTIS Grundstücks- Vermietungsgesellschaft mbH i.L.	Duesseldorf	8	Financial Institution	50.0
695	XERA Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
696	ZABATUS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
697	ZARGUS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
698	ZEA Beteiligungsgesellschaft mbH	Schoenefeld	8	Financial Institution	25.0
699	ZEHNTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH i.L.	Duesseldorf	8	Other Enterprise	50.0
700	ZEREVIS Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
701	ZIDES Grundstücks- Vermietungsgesellschaft mbH i.L.	Schoenefeld	8	Financial Institution	50.0
702	ZIRAS Grundstücks- Vermietungsgesellschaft mbH	Schoenefeld	8	Financial Institution	50.0
703	ZITON Grundstücks- Vermietungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
704	ZWANZIGSTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
705	ZWEITE Fonds-Beteiligungsgesellschaft mbH	Duesseldorf	8	Financial Institution	50.0
706	ZWEITE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0
707	ZWÖLFTE PAXAS Treuhand- und Beteiligungsgesellschaft mbH	Duesseldorf	8	Other Enterprise	50.0

Deutsche Bank	Additional Notes
Annual Report 2025	44 – Shareholdings

Holdings in large corporations, where the holding exceeds 5% of the voting rights

Serial No.	Name of company	Domicile of company	Foot- note	Nature of activity	Share of Capital in %
708	BÜRGSCHAFTSBANK BRANDENBURG GmbH	Potsdam		Financial Institution	8.5
709	Bürgschaftsbank Hamburg GmbH	Hamburg		Financial Institution	8.7
710	Bürgschaftsbank Mecklenburg-Vorpommern GmbH	Schwerin		Financial Institution	8.4
711	Bürgschaftsbank Sachsen GmbH	Dresden		Financial Institution	6.3
712	Bürgschaftsbank Sachsen-Anhalt GmbH	Magdeburg		Financial Institution	8.1
713	Bürgschaftsbank Schleswig-Holstein Gesellschaft mit beschränkter Haftung	Kiel		Financial Institution	5.6
714	Bürgschaftsbank Thüringen GmbH	Erfurt		Financial Institution	8.7
715	MTS S.p.A.	Rome		Other Enterprise	5.0
716	Prader Bank S.p.A.	Bolzano		Credit Institution	9.0
717	Private Export Funding Corporation	Wilmington		Financial Institution	6.0
718	Saarländische Investitionskreditbank Aktiengesellschaft	Saarbruecken		Credit Institution	8.0
719	Yensai.com Co., Ltd.	Tokyo		Financial Institution	7.8

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
Confirmations
Independent auditor’s report
To Deutsche Bank Aktiengesellschaft, Frankfurt am Main
Report on the audit of the consolidated financial statements and of the group management report
Opinions
We have audited the consolidated financial statements of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, and its
subsidiaries (the Group), which comprise the consolidated balance sheet as at 31 December 2025, and the consolidated statement of income, consolidated statement of other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the fiscal year from 1 January 2025 to 31 December 2025, and notes to the financial statements, including material accounting policy information. In addition, we have audited the group management report of Deutsche Bank Aktiengesellschaft, Frankfurt am Main, which is combined with the management report of the Institution, for the fiscal year from 1 January 2025 to 31 December 2025. In accordance with the German legal requirements, we have not audited the content of the last paragraph of the “Risk management principles” section (in the “Risk Report” chapter) of the group management report regarding management’s statement on the risk management framework and internal control system or the content of the combined corporate governance statement pursuant to Secs. 289f and 315d HGB, which is published on the website stated in the group management report and is part of the group management report, or the content of the non-financial statement pursuant to Secs. 289b and 315d HGB in the “Sustainability Statement” section of the group management report.
In our opinion, on the basis of the knowledge obtained in the audit,
–the accompanying consolidated financial statements comply, in all material respects, with the IFRS Accounting
Standards as issued by the International Accounting Standards Board (IASB) (IFRS Accounting Standards) and
adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315e (1) HGB and, in compliance with these requirements, give a true and fair view of the assets, liabilities and financial position of the
Group as at 31 December 2025 and of its financial performance for the fiscal year from 1 January 2025 to 31
December, 2025, and
–the accompanying group management report as a whole provides an appropriate view of the Group’s position. In all material respects, this group management report is consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. We do not express an opinion on the last paragraph of the “Risk management principles” section (in the “Risk Report”
chapter) of the group management report regarding management’s statement on the risk management framework and internal control system referred to above or on the content of the combined corporate governance statement referred to above or on the non-financial statement referred to above.
Pursuant to Sec. 322 (3) Sentence 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the consolidated financial statements and of the group management report.
Basis for the opinions
We conducted our audit of the consolidated financial statements and of the group management report in accordance with Sec. 317 HGB and the EU Audit Regulation (No 537/2014, referred to subsequently as “EU Audit Regulation”) and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der
Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements and of the group management report” section of our auditor’s report. We are independent of the group entities in accordance with the requirements of European law and German commercial and professional law as well as the
International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants
(including International Independence Standards) (IESBA Code), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other German professional responsibilities in accordance with these requirements and the IESBA Code. In addition, in accordance with Art. 10 (2) f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Art. 5 (1) of the EU Audit Regulation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions on the consolidated financial statements and on the group management report.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
Key audit matters in the audit of the consolidated financial statements
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the fiscal year from 1 January 2025 to 31 December 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon; we do not provide a separate opinion on these matters.
Below, we describe what we consider to be the key audit matters:
1.Valuation of Level 3 financial instruments with related inputs not quoted in active markets
Reasons why the matter was determined to be a key audit matter
Management uses valuation techniques to establish the fair value of Level 3 financial instruments with related inputs not quoted in active markets. The Group held Level 3 financial assets and financial liabilities measured at fair value of EUR
25.8 billion and EUR 11.5 billion respectively as of 31 December 2025. The relevant financial instruments are reported within financial assets and liabilities at fair value through profit or loss, and financial assets at fair value through other comprehensive income.
Financial instruments and with related inputs that are not quoted in active markets include structured derivatives valued using complex models; more-complex or illiquid OTC derivatives; distressed debt; highly-structured bonds; illiquid loans;
credit spreads used to determine valuation adjustments; and other significant inputs which cannot be observed for financial instruments with longer-dated maturities.
As the valuation of Level 3 financial instruments with related inputs not quoted in active markets is based to a high degree on management’s assumptions and judgments due to the complex nature of the valuation techniques and models being utilized and the unobservability of the significant inputs used, this is a key audit matter.
Auditor’s response
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s processes to determine the fair value of financial instruments and significant unobservable inputs therein.
This includes controls relating to independent price verification; independent validation of valuation models, including assessment of model limitations; monitoring of valuation model usage; and calculation of fair value adjustments.
We evaluated the valuation techniques, models and methodologies, and tested the significant inputs used in those models. We performed an independent revaluation of a sample of derivatives and other financial instruments at fair value that are not quoted in active markets, using independent models and inputs. We also independently assessed the reasonableness of a sample of proxy inputs used by comparing them to market data sources and evaluated their relevance to the related financial instruments.
In addition, we evaluated the methodology and inputs used by management in determining fair value adjustments against the requirements of IFRS 13 and performed recalculations for a sample of these valuation adjustments using our own independent data and methodology.
We involved internal financial instruments valuation specialists in the procedures related to valuation models, independent revaluation and fair value adjustments.
Our procedures did not lead to any reservations relating to the valuation of Level 3 financial instruments with related inputs not quoted in active markets.
Reference to related disclosures
Information on the valuation techniques, models and methodologies used in the measurement of fair value is provided in notes 1 and 13 of the notes to the consolidated financial statements.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
2.Inclusion of forward-looking information in the model-based calculation of expected credit losses
Reasons why the matter was determined to be a key audit matter
As of 31 December 2025, the Group recognized an allowance for credit losses of EUR 6.6 billion, with EUR 1.5 billion relating to Stage 1 and Stage 2 allowances.
The estimated probabilities of default (PD) used in the model-based calculation of expected credit losses on non-
defaulted financial instruments (IFRS 9 Stage 1 and Stage 2) are based on historical information, combined with current economic developments and forward-looking macroeconomic forecasts (e.g., gross domestic product and unemployment rates). Statistical techniques are used to transform the base scenario for future macroeconomic developments into multiple scenarios. These scenarios are the basis for deriving multi-year PD curves for different rating and counterparty classes, which are used in the calculation of expected credit losses.
Given the economic uncertainties regarding pronounced movements in interest rates, current geopolitical conflicts and other sources of volatility impacting macroeconomic variables, the estimation of forward-looking information requires significant judgment. To reflect these uncertainties, management must assess whether to make adjustments to the inputs and assumptions underlying the inclusion of macroeconomic variables in the expected credit loss model and forecasting methods, either by adjusting the macroeconomic variables or through the inclusion of management overlays.
In view of the significant holdings of non-defaulted financial instruments subject to impairment under IFRS 9 and the economic uncertainty and significant use of judgment, we consider the inclusion of forward-looking information in the model-based calculation of expected credit losses, and any adjustments thereof, to be a key audit matter.
Auditor’s response
We obtained an understanding of the processes implemented by management, assessed the design of the controls over the selection, determination, monitoring and validation of forward-looking information in respect of the requirements under IFRS 9, and tested their operating effectiveness.
We evaluated management’s review of its expected credit loss model, forecasting methods, assumptions and inputs conducted through the model validation process. Furthermore, we evaluated the methods used to include the selected variables in the baseline scenario and the derivation of the multiple scenarios.
We assessed the baseline macroeconomic forecasts by comparing them with macroeconomic forecasts published by external sources.
We also evaluated the methodology applied by management to determine whether to adjust its standard process for inclusion of macroeconomic variables or to adjust the model results through management overlays. In doing so, we assessed the results of management’s sensitivity analysis and compared the macroeconomic variables used to our own benchmark analysis. We also assessed that the adjustments were included in the calculation of expected credit losses according to management’s methodology.
To assess the inclusion of forward-looking information in the model-based calculation of expected credit losses, we involved internal credit risk modeling specialists.
Our procedures did not lead to any reservations relating to the inclusion of forward-looking information in the model-
based calculation of expected credit losses.
Reference to related disclosures
Information on the inclusion of forward-looking information into the model-based calculation of expected credit losses and their adjustments for Stages 1 and 2 is provided in notes 1 and 19 of the notes to the consolidated financial statements.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
3.Expected credit losses for defaulted US commercial real estate loans
Reasons why the matter was determined to be a key audit matter
As of 31 December 2025, the Group recognized loan exposures of EUR 30.6 billion relating to the non-recourse commercial real estate loans business with corresponding allowances of EUR 1.1 billion.
Identifying defaults and calculating the expected credit losses for defaulted loan exposures involves various assumptions and estimation of inputs, particularly regarding the ability of the borrower to repay the obligation, expectations of future cash flows, including expected proceeds from the realization of collateral.
In view of an increase in defaulted loan exposures relating to the commercial real estate business and the economic uncertainty and significant use of judgment, we consider expected credit losses (ECL) for defaulted commercial real estate loans to be a key audit matter, in particular for commercial real estate located in the US.
Auditor’s response
We obtained an understanding of the processes for identifying and calculating expected credit losses for borrowers in the US commercial real estate loans business. We assessed the design and tested the operating effectiveness of controls related to credit risk rating, the application of default criteria and transfer to Stage 3 in accordance with IFRS 9 and the calculation of the expected credit loss.
We evaluated the criteria used by management to determine defaulted loans in accordance with IFRS 9.
For a sample of US commercial real estate loans we analyzed the application of default criteria used for ECL staging. For loans classified as Stage 3 we assessed the significant assumptions concerning the estimated future cash flows from the loan exposures by assessing the collateral value, the solvency of the borrower and the publicly available market and industry forecasts. We searched for and evaluated information that corroborates or contradicts management’s forecasted assumptions. We also tested the arithmetical accuracy of the expected credit loss calculated for defaulted exposures.
We involved internal specialists to assess the valuation of US commercial real estate collateral on a sample basis.
Our procedures did not lead to any reservations relating to the expected credit losses for defaulted US commercial real estate loans.
Reference to related disclosures
Information on the Group’s US commercial real estate loans business is included in Note 19 of the notes to the consolidated financial statements as well as the section titled “Commercial Real Estate” in the “Credit Risk Exposure”
chapter (Focus Areas in 2025) of the Risk Report (combined management report), which is an integral part of the consolidated financial statements.
4.Impairment testing of goodwill for the Asset Management cash-generating unit
Reasons why the matter was determined to be a key audit matter
As of 31 December 2025, the Group reported goodwill of EUR 2.7 billion that was exclusively allocated to its Asset
Management cash-generating unit (CGU).
For purposes of the impairment test the recoverable amount of the Asset Management CGU is calculated using the discounted cash flow model. In this context, significant assumptions are made regarding the earnings projections and the input parameters of the Capital Asset Pricing Model from which the discount rate is derived.
As impairment testing of goodwill for the Asset Management CGU is based on a high degree of judgment due to the earnings projections and discount rate contained in the discounted cash flow model this is a key audit matter.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
Auditor’s response
We obtained an understanding of the process for preparing the earnings projections and calculating the recoverable amount of the Asset Management CGU. In this respect, we also obtained an understanding of management’s controls regarding the earnings projections and the discount rate, assessed the design of such controls and tested their operating effectiveness.
We analyzed the earnings projections with a focus on changes in assumptions compared with the prior year. We compared the earnings projections with the prior fiscal year’s projections and with the actual results achieved and evaluated any significant deviations, and we assessed the consistency and reasonableness of management’s assumptions made regarding the earnings projections, comparing them with external market expectations.
Furthermore, we assessed the discount rate by comparing it to a range of externally available data.
To assess the above assumptions made in the recoverability of the Asset Management CGU we involved internal business valuation specialists.
Our procedures did not lead to any reservations relating to the measurement of the goodwill for the Asset Management
CGU.
Reference to related disclosures
Information on the impairment testing of goodwill is provided in notes 1 and 23 of the notes to the consolidated financial statements.
5.Recognition and measurement of deferred tax assets
Reasons why the matter was determined to be a key audit matter
As of 31 December 2025, the Group reported net deferred tax assets of EUR 5,9 billion.
The recognition and measurement of deferred tax assets is based on the estimation of the ability to utilize unused tax losses and deductible temporary differences against potential future taxable income. This estimate is based, among others, on assumptions regarding forecasted operating results based upon the approved business plan.
In light of the use of judgment in the estimation of future taxable income and the ability to use tax losses, the recognition and measurement of deferred tax assets is a key audit matter.
Auditor’s response
We obtained an understanding of the process to determine whether deductible temporary differences and unused tax losses are identified in different jurisdictions and measured in accordance with the provisions of tax law and rules for accounting for deferred taxes under IAS 12, evaluated the design and tested the operating effectiveness of the related controls.
We tested the assumptions used to develop and allocate elements of the approved business plan as a basis for estimating the future taxable income of the relevant group companies and tax groups.
Furthermore, we evaluated the recognition of deferred tax assets by analyzing the key assumptions made in estimating future taxable income. We assessed the estimates made in the forecasted operating results by comparing the underlying key assumptions with historical and prospective data available externally. We compared the historical forecasts with the actual results. In addition, we assessed the estimated tax adjustments and we performed sensitivity analyses on the utilization periods of the respective deferred tax assets.
To assess the assumptions used in the recoverability of the deferred taxes, we involved our tax professionals and internal business valuation specialists.
Our procedures did not lead to any reservations relating to the recognition and measurement of the deferred tax assets.
Reference to related disclosures
Information on the recognition and measurement of deferred tax assets is provided in notes 1 and 34 of the notes to the consolidated financial statements.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
6.Provisions and contingent liabilities for civil litigation and regulatory enforcement
Reasons why the matter was determined to be a key audit matter
As of 31 December 2025, the Group’s provisions for civil litigation and regulatory enforcement were EUR 1.3 billion and contingent liabilities were EUR 0.9 billion.
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. The estimates for the recognition and measurement of provisions or disclosure of contingent liabilities are based upon currently available information and a variety of assumptions and variables.
Significant judgment is required in assessing probability and estimating the amount of an outflow of economic resources given the inherent uncertainties that exist in civil litigation and regulatory enforcement matters.
Due to the significant subjectivity involved in management’s estimate of the probability and amount of outflow of economic resources for selected civil litigation and regulatory enforcement matters, this is a key audit matter.
Auditor’s response
We obtained an understanding, evaluated the design and tested the operating effectiveness of management’s controls over the process for recognizing and measuring provisions and disclosing contingent liabilities for civil litigation and regulatory enforcement.
For a sample of relevant matters, we evaluated management’s assessment of the probability and amount of economic outflow, including the assumptions and variables considered for each respective matter. These procedures included inspecting internal and external legal analyses detailing the judgmental aspects subject to legal interpretation. We also read minutes of key management committee meetings (including the Management Board) as well as related correspondence, such as court proceedings, settlement agreements, regulatory inquiries and investigation reports. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.
We involved internal valuation specialists to assess the methodology of relevant matters on which the provision amounts were determined as well as internal legal specialists to assess, for applicable matters, the probability of an outflow and the amount of provision recognized.
Our procedures did not lead to any reservations relating to the completeness and accuracy of provisions for civil litigation and regulatory enforcement.
Reference to related disclosures
Information on the measurement of legal provisions is provided in notes 1 and 27 of the notes to the consolidated financial statements.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
7.IT access and change management in the financial reporting
Reasons why the matter was determined to be a key audit matter
The accuracy of the Group’s financial reporting is highly dependent on the reliability and the continuity of the information technology used due to the significant number of transactions that are processed daily.
Given the high dependency on reliable and continuing data processing and given the pervasive nature of IT controls on the internal control system, we consider IT access and change management in the Group’s financial reporting to be a key audit matter.
Auditor’s response
We assessed the IT control environment including the IT general controls as well as the IT application controls relevant to the Group’s financial reporting. Our procedures also covered the changes during the year to the current IT control environment.
Moreover, we tested the operating effectiveness of prevent and detect IT general controls related to user access management and change management across applications, databases and operating systems. Additionally, we tested IT application controls over automated data processing, data feeds and interfaces. Our audit procedures related to IT access management included, but were not limited to, user access provisioning and removal, privileged user access, periodic access right recertifications, system security settings and user authentication controls.
Our audit procedures related to IT change management included, but were not limited to, evaluating if changes in the production environment were tested and approved prior to implementation and the ability to deploy changes was restricted to authorized users.
To assess IT access and change management in the Group’s financial reporting process, we involved internal professionals who have particular expertise in the area of IT audits.
Our procedures did not lead to any reservations relating to the IT access and change management in the Group’s financial reporting.
Reference to related disclosures
For a general description of internal controls over the financial reporting, we refer to the combined management report in the “Internal Control over Financial Reporting” section.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
Other information
The Supervisory Board is responsible for the Report of the Supervisory Board. The executive directors and the
Supervisory Board are responsible for the declaration pursuant to Sec. 161 AktG [“Aktiengesetz”: German Stock
Corporation Act] on the German Corporate Governance Code, which is part of the combined corporate governance statement as well as for the compensation report pursuant to Sec. 162 AktG. In all other respects, the executive directors are responsible for the other information. The other information comprises
–the non-financial statement referred to above,
–the last paragraph of the “Risk management principles” section (in the “Risk Report” chapter) of the group management report regarding management’s statement on the risk management framework and internal control system referred to above,
–the combined corporate governance statement referred to above,
–
and other parts to be included in the annual report, of which we obtained a version prior to issuing this auditor’s report, in particular:
–the responsibility statement pursuant to Sec. 297 (2) Sentence 4 HGB in conjunction with Sec. 315 (1) Sentence 6
HGB,
–the “Deutsche Bank – Financial Summary” section,
–the “Deutsche Bank Group” section,
–the compensation report,
–the “Corporate Governance Statement pursuant to Sections 289f and 315d of the German Commercial Code” section,
–the “Article 8 Tables” section and
–the “Supplementary Information” section,
–
but not the consolidated financial statements, not the group management report disclosures whose content is audited and not our auditor’s report thereon.
Our opinions on the consolidated financial statements and on the group management report do not cover the other information, and consequently we do not express an opinion or any other form of assurance conclusion thereon.
In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information
–is materially inconsistent with the consolidated financial statements, with the group management report or our knowledge obtained in the audit, or
–otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the executive directors and the Supervisory Board for the consolidated financial statements and the group management report
The executive directors are responsible for the preparation of the consolidated financial statements that comply, in all material respects, with the IFRS Accounting Standards as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315e (1) HGB and that the consolidated financial statements, in compliance with these requirements, give a true and fair view of the assets, liabilities, financial position and financial performance of the Group.
In addition, the executive directors are responsible for such internal control as they have determined necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.
In preparing the consolidated financial statements, the executive directors are responsible for assessing the Group’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting unless there is an intention to liquidate the Group or to cease operations, or there is no realistic alternative but to do so.
Furthermore, the executive directors are responsible for the preparation of the group management report that, as a whole, provides an appropriate view of the Group’s position and is, in all material respects, consistent with the consolidated financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a group management report that

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the group management report.
The Supervisory Board is responsible for overseeing the Group’s financial reporting process for the preparation of the consolidated financial statements and of the group management report.
Auditor’s responsibilities for the audit of the consolidated financial statements and of the group management report
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the group management report as a whole provides an appropriate view of the Group’s position and, in all material respects, is consistent with the consolidated financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor’s report that includes our opinions on the consolidated financial statements and on the group management report.
Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Sec.
317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial
Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement.
Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements and this group management report.
We exercise professional judgment and maintain professional skepticism throughout the audit. We also:
–Identify and assess the risks of material misstatement of the consolidated financial statements and of the group management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
–Obtain an understanding of internal control relevant to the audit of the consolidated financial statements and of arrangements and measures relevant to the audit of the group management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control and of such arrangements and measures.
–Evaluate the appropriateness of accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.
–Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the consolidated financial statements and in the group management report or, if such disclosures are inadequate, to modify our respective opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to be able to continue as a going concern.
–Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements present the underlying transactions and events in a manner that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Group in compliance with the IFRS Accounting Standards as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315e (1) HGB.
–Plan and perform the audit of the consolidated financial statements to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming opinions on the consolidated financial statements and on the group management report. We are responsible for the direction, supervision and review of the work performed for the group audit. We remain solely responsible for our audit opinions.
–Evaluate the consistency of the group management report with the consolidated financial statements, its conformity with [German] law, and the view of the Group’s position it provides.
–Perform audit procedures on the prospective information presented by the executive directors in the group management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, the related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter.
Other legal and regulatory requirements
Report on the assurance on the electronic rendering of the consolidated financial statements and the group management report prepared for publication purposes in accordance with Sec. 317 (3a) HGB
Opinion
We have performed assurance work in accordance with Sec. 317 (3a) HGB to obtain reasonable assurance about whether the rendering of the consolidated financial statements and the group management report (hereinafter the “ESEF documents”) contained in Deutsche_Bank_AG_KA+KLB_ESEF-2025-12-31.xbri and prepared for publication purposes complies in all material respects with the requirements of Sec. 328 (1) HGB for the electronic reporting format (“ESEF format”). In accordance with German legal requirements, this assurance work extends only to the conversion of the information contained in the consolidated financial statements and the group management report into the ESEF format and therefore relates neither to the information contained within these renderings nor to any other information contained in the file identified above.
In our opinion, the rendering of the consolidated financial statements and the group management report contained in the file identified above and prepared for publication purposes complies in all material respects with the requirements of
Sec. 328 (1) HGB for the electronic reporting format. Beyond this assurance opinion and our audit opinions on the accompanying consolidated financial statements and the accompanying group management report for the fiscal year from 1 January 2025 to 31 December 2025 contained in the “Report on the audit of the consolidated financial statements and of the group management report” above, we do not express any assurance opinion on the information contained within these renderings or on the other information contained in the file identified above.
Basis for the opinion
We conducted our assurance work on the rendering of the consolidated financial statements and the group management report contained in the file identified above in accordance with Sec. 317 (3a) HGB and the IDW Assurance Standard:
Assurance on the Electronic Rendering of Financial Statements and Management Reports Prepared for Publication
Purposes in Accordance with Sec. 317 (3a) HGB (IDW AsS 410) (06.2022) and the International Standard on Assurance
Engagements 3000 (Revised). Our responsibility in accordance therewith is further described in the “Group auditor’s responsibilities for the assurance work on the ESEF documents” section. Our audit firm applies the IDW Standard on
Quality Management 1: Requirements for Quality Management in the Audit Firm (IDW QMS 1(09.2022)).
Responsibilities of the executive directors and the Supervisory Board for the ESEF documents
The executive directors of the Company are responsible for the preparation of the ESEF documents including the electronic rendering of the consolidated financial statements and the group management report in accordance with Sec.
328 (1) Sentence 4 No. 1 HGB and for the tagging of the consolidated financial statements in accordance with Sec. 328
(1) Sentence 4 No. 2 HGB.
In addition, the executive directors of the Institution are responsible for such internal control as they have determined necessary to enable the preparation of ESEF documents that are free from material intentional or unintentional non-
compliance with the requirements of Sec. 328 (1) HGB for the electronic reporting format.
The Supervisory Board is responsible for overseeing the process for preparing the ESEF documents as part of the financial reporting process.

Deutsche Bank	Confirmations
Annual Report 2025	Independent auditor’s report
Group auditor’s responsibilities for the assurance work on the ESEF documents
Our objective is to obtain reasonable assurance about whether the ESEF documents are free from material intentional or unintentional non-compliance with the requirements of Sec. 328 (1) HGB. We exercise professional judgment and maintain professional skepticism throughout the assurance work. We also:
–Identify and assess the risks of material intentional or unintentional non-compliance with the requirements of Sec.
328 (1) HGB, design and perform assurance procedures responsive to those risks, and obtain assurance evidence that is sufficient and appropriate to provide a basis for our assurance opinion.
–Obtain an understanding of internal control relevant to the assurance on the ESEF documents in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an assurance opinion on the effectiveness of these controls.
–Evaluate the technical validity of the ESEF documents, i.e., whether the file containing the ESEF documents meets the requirements of Commission Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, on the technical specification for this file.
–Evaluate whether the ESEF documents enable an XHTML rendering with content equivalent to the audited consolidated financial statements and to the audited group management report.
–Evaluate whether the tagging of the ESEF documents with Inline XBRL technology (iXBRL) in accordance with the requirements of Arts. 4 and 6 of Commission Delegated Regulation (EU) 2019/815, in the version in force at the date of the financial statements, enables an appropriate and complete machine-readable XBRL copy of the XHTML rendering.
Further information pursuant to Art. 10 of the EU Audit Regulation
We were elected as group auditor by the Annual General Meeting on 22 May 2025. We were engaged by the Supervisory
Board on 28 July 2025. We have been the group auditor of Deutsche Bank Aktiengesellschaft without interruption since fiscal year 2020. We declare that the opinions expressed in this auditor’s report are consistent with the additional report to the Audit Committee pursuant to Art. 11 of the EU Audit Regulation (long-form audit report).
Other matter – use of the auditor’s report
Our auditor’s report must always be read together with the audited consolidated financial statements and the audited group management report as well as the assured ESEF documents. The consolidated financial statements and the group management report converted to the ESEF format – including the versions to be published in the Unternehmensregister
[German Company Register] – are merely electronic renderings of the audited consolidated financial statements and the audited group management report and do not take their place. In particular, the ESEF report and our assurance opinion contained therein are to be used solely together with the assured ESEF documents made available in electronic form.
German Public Auditor responsible for the engagement
The German Public Auditor responsible for the engagement is Mr. Carsten Rothermel.
Eschborn/Frankfurt am Main, 9 March 2026
EY GmbH & Co. KG
Wirtschaftsprüfungsgesellschaft

Rothermel	Schreiber
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

Deutsche Bank	Confirmations
Annual Report 2025	Responsibility Statement by the Management Board
Responsibility Statement by the Management Board
To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the
Group management report, which has been combined with the management report for Deutsche Bank AG, includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.
Frankfurt am Main, March 05, 2026

Christian Sewing

James von Moltke

Raja Akram

Fabrizio Campelli

Marcus Chromik

Bernd Leukert

Alexander von zur Mühlen

Laura Padovani

Claudio de Sanctis

Rebecca Short

3
Compensation Report

614	Introduction		642	Outlook for the 2026 financial year
614	Compensation Report for the Management Board and the Supervisory Board			642	Total target compensation and maximum compensation
614	Employee Compensation Report			642	2026 objective structure and targets
615	Compensation of the Management Board		644	Compensation of Supervisory Board members
	615	Executive Summary		645	Supervisory Board Compensation for the 2025 and 2024 financial years

	619	Responsibility and procedures for setting and reviewing Management Board compensation	644	Compensation of Supervisory Board members
	620	Guiding principle: Alignment of Management Board compensation to corporate strategy	650	Independent auditor’s report
	621	Structure of the Management Board compensation system aligned with compensation principles		650	Responsibilities of the executive directors and the supervisory board
	623	Compensation components and structure		650	Auditor’s responsibility
	623	Compensation caps		650	Opinion
	623	Deferrals and holding periods		651	Other matter – formal audit of the remuneration report

625	Application of the compensation system in the financial year		652	Compensation of the employees (unaudited)
	625	Target and maximum amounts of base salary and variable compensation		652	Regulatory environment
	625	Short-Term Incentive (STI) 2025		653	Compensation governance
	631	Long-Term Incentive (LTI)2025		655	Compensation and Benefits Strategy
	634	Benefits upon contract termination		656	Group Compensation Framework
	634	Deviations from the compensation system		657	Employee groups with specific compensation structures
				658	Determination of performance-based Variable Compensation
635	Management Board compensation 2025			659	Variable Compensation structure
	635	Current Management Board members		660	Ex-post risk adjustment of Variable Compensation
	640	Former members of the Management Board		661	Compensation decisions for 2025
				663	Material Risk Taker compensation disclosure

Deutsche Bank	Introduction
Annual Report 2025	Compensation Report for the Management Board and the Supervisory Board
Introduction
The Compensation Report for the year 2025 provides detailed information on compensation in Deutsche Bank Group.
Compensation Report for the Management Board and the
Supervisory Board
The Compensation Report for the 2025 financial year was prepared jointly by the Management Board and the
Supervisory Board of Deutsche Bank Aktiengesellschaft (hereinafter: Deutsche Bank AG or the bank).
The Compensation Report fulfils the current legal and regulatory requirements, in particular of Section 162 of the
German Stock Corporation Act and the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung) and takes into account the recommendations set out in the German Corporate Governance Code. It is also in compliance with the applicable requirements of the accounting rules for capital market-oriented companies (German Commercial Code,
International Financial Reporting Standards) as well as the guidelines issued by the working group “Guidelines for
Sustainable Management Board Remuneration Systems”.
Employee Compensation Report
This part of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group. The report provides details on the Group Compensation Framework, and it outlines the decisions on variable compensation for 2025. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (`MRT´s) in accordance with the Remuneration Ordinance for
Institutions.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
Compensation of the Management Board
Executive Summary
Deutsche Bank continued its transformation and further advanced its strategic priorities in 2025 despite a challenging market environment. Building on progress made in 2024 under the “Global Hausbank” strategy, the bank strengthened earnings capacity, operational efficiency, and capital discipline.
Pre‑tax profit was € 9.7 billion, an increase of 84% compared to the previous year, which had been influenced by litigation charges. Net profit was € 7.1 billion.
The key performance metric was post‑tax return on equity (RoTE). The financial target of 10% was exceeded, with a result of 10.3%. Revenues rose by 7% year over year, reaching € 32 billion. Costs remained stable, reflected in a cost‑income ratio of 64%, below the target of 65%.
By the end of the year 2025, the Common Equity Tier 1 ratio stood at 14.2%, above the 13.5%–14.0% target range. For the 2025 financial year, the Supervisory Board and the Management Board propose a dividend of € 1 per share to the
Annual General Meeting, an increase of 50% compared to the previous year. In addition, the bank announced another share buyback program of € 1 billion. Cumulative capital distributions in respect of the financial years 2021–2025, to be paid in 2022–2026, thereby amount to € 8.5 billion, exceeding the bank’s original capital distribution goal of
€ 8.0 billion.
All four business divisions contributed to the positive results, each achieving a return on equity above 10% and double‑digit profit growth, confirming the stability of the group’s earnings base.
Overall, the 2025 financial year shows that the strategic measures implemented were effective. The financial targets for the year were achieved or exceeded and provided the basis for the Supervisory Board determining the Management
Board’s variable compensation.
Compensation Report 2024
The Compensation Report 2024 for members of the Management Board and Supervisory Board of Deutsche Bank as
published on March 13, 2025, was submitted to the General Meeting on May 22, 2025, for approval in accordance with
Section 120a (4) of the German Stock Corporation Act. The General Meeting approved the Compensation Report with a majority of 96.08%.
Compensation Decisions in 2025.
All compensation decisions are subject to the boundaries of multiple regulatory requirements. In this regard,
Management Board compensation and the pay-out schedules of variable compensation components are limited in several ways. Due to the requirements of Section 25a (5) of the German Banking Act and in accordance with the decision of the General Meeting in May 2014, the ratio of fixed to variable compensation is generally limited to 1:2 (cap rule). In order to be in the position to offer competitive compensation in banking and to be successful in attracting and retaining the best leaders for the bank, the fixed compensation of Deutsche Bank Management Board members therefore tends to be higher relative to other DAX companies that are not subject to banking-specific regulation and that have variable compensation that can be a higher multiple of fixed pay.
The Supervisory Board reviews the compensation levels of the members of the Management Board annually and regularly engages external compensation advisors to support the review and obtain information on market practice, while assuring that these advisors are independent from the Management Board and Deutsche Bank. The Supervisory
Board considers the international environment in which Deutsche Bank’s Management Board members need to operate as crucial. Therefore, universal and investment banks are seen as the most relevant peer group. Thus, target compensation levels need to be aligned with top performers in this market in order to find suitable candidates.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
The Supervisory Board carefully considers stakeholders’ views when making compensation decisions. Several extraordinary aspects are also taken into account. Deutsche Bank Management Board members often have complex profiles, with dual or multiple responsibilities that are essential for ongoing business success, such as market access and broad experience. Regulatory requirements mean that fixed base salaries at Deutsche Bank must be higher than those at many global banks, since variable compensation carries a higher risk profile due to its long-term focus, strict link to share price performance, and multi-year payout scheme. Additionally, only a few international banks have explicit target compensation structures, so market benchmarks are based on actual compensation levels. Ensuring the retention of existing Management Board members is also a key consideration. Taking all these aspects into account the Supervisory
Board made the following compensation decisions in 2025:
Within the framework of the annual review of Management Board compensation levels, newer market data showed a higher compensation level for Laura Padovani’s area of functional responsibility on the Management Board for
Compliance and Anti-Financial Crime (AFC). Her role has been benchmarked against Deutsche Bank’s Global and
European peer groups. As a result, the Supervisory Board decided on an appropriate increase for the year 2025, within an internationally comparable range, to an overall target compensation of € 3,740,000 p.a., (thereof € 2,200,000 fixed pay)
which represents an increase of 25.7% (increase of fixed pay: 25.7%). The total target compensation for Laura Padovani has been set between the median and the 75th percentile of the relevant market benchmarks, a placement that the
Supervisory Board determined to be appropriate given her performance and responsibilities. In particular, Laura Padovani has already demonstrated over the first half-year of her term of office above average progress in the bank in her area of responsibility.
Dr. Marcus Chromik was appointed member of the Management Board with effect from May 1, 2025, for a period of three years. He stepped into the role of the Chief Risk Officer previously held by Olivier Vigneron, who left the Management
Board on May 19, 2025. The total target compensation for Dr. Marcus Chromik was set at € 4,080,000 p.a. (thereof
€ 2,400,000 fixed pay).
Compensation System
The compensation system for members of the Management Board was amended by the Supervisory Board with effect from January 1, 2024. It was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section
120a (1) of the German Stock Corporation Act. The General Meeting approved the compensation system with a majority of 97.32%.
The following chart gives an overview of the compensation system, displaying the Short-Term Incentive (STI) and Long-
Term Incentive (LTI) metrics with their respective weightings as well as the payout scheme and additional provisions:

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
Overview Compensation Year 2025
The compensation system stipulates that the Short-Term Incentive is determined after one year, while the Long-Term
Incentive is only determined after an assessment period of three years. In the first two years after introduction
(“transitional phase”), it is only possible to report on the achievement levels for the short-term objectives. The chart below shows an overview of the range of Management Board members’ achievements, highlighting the results of the
Chief Executive Officer (CEO) and Chief Financial Officer (CFO). During this “transitional phase”, the overview includes a column titled “Pro Forma Total Compensation” which shows the sum of base salary, actual STI and a target value for the
LTI.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Principles governing the determination of compensation
Responsibility and procedures for setting and reviewing Management Board compensation
The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting up the individual compensation amounts and procedures for awarding the compensation. The Compensation Control
Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.
On the basis of the approved compensation system, the Supervisory Board sets the target total compensation for each
Management Board member for the respective financial year, while taking into account the scope and complexity of the respective Management Board member’s functional responsibilities, the length of service of the Management Board member on the Management Board as well as the company’s financial situation. In the process, the Supervisory Board also considers customary market compensation, also based on both horizontal and vertical comparisons, and sets the upper limit for total compensation (maximum compensation).
Horizontal appropriateness of Management Board compensation
Through the horizontal comparison, the Supervisory Board ensures that the total target compensation is appropriate in relation to the tasks and achievements of the Management Board as well as the company’s situation. The horizontal appropriateness is reviewed annually by the Supervisory Board, which regularly engages external compensation advisors for this review, while assuring itself that these advisors are independent from the Management Board and Deutsche
Bank. The Supervisory Board takes the results of the review into consideration when setting the target compensation for the Management Board members. In this context, the compensation amount level and structure, in particular, are examined at comparable companies (peer groups). Suitable companies in consideration of Deutsche Bank’s market position (in particular with regard to business sector, size, and country) are used as the basis for this comparison. The assessment of horizontal appropriateness takes place in comparison with the following three peer groups:
Vertical appropriateness
The Supervisory Board also considers a vertical comparison, which compares the compensation of the Management
Board and the compensation of the workforce. Within the vertical comparison, the Supervisory Board considers in particular, in accordance with the German Corporate Governance Code, the development of compensation over time.
This involves a comparison of the Management Board compensation and the compensation of two groups of employees.
Taken into account are, on the one hand, the compensation of the senior management, which comprises the first management level below the Management Board and members of the top executive committees of the divisions as well as the management board members of significant institutions within Deutsche Bank Group and their corresponding first management level positions with management responsibility. The Management Board compensation is also compared to, on the other hand, the compensation of all other employees of Deutsche Bank Group worldwide (tariff and non-tariff employees).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Guiding principle: Alignment of Management Board compensation to corporate strategy
Deutsche Bank is dedicated to its clients’ lasting success and financial security at home and abroad. The bank offers its clients solutions and provides an active contribution to foster the creation of value. Deutsche Bank is committed to a corporate culture that appropriately aligns risks and returns.
In the interests of the shareholders, the Management Board compensation system is aligned to the business strategy as well as the sustainable and long-term development of Deutsche Bank and provides suitable incentives for a consistent achievement of the set targets. The implementation of the Group strategy and the alignment with the sustainable and long-term performance of the Group are rewarded in a clear and understandable manner through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short-term and long-term periods and through the consideration of relevant, challenging performance parameters,
The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.
In late January 2025, Deutsche Bank confirmed its strategic goals for the Group in 2025. The organization aims to prove lay the foundation for becoming the European Champion. With a clear vision, a strong model as Global Hausbank, and a highly skilled team, Deutsche Bank is well-positioned to achieve long-term success. A key factor in this journey is the alignment of the Management Boards compensation to the company´s strategic priorities.
By aligning Management Board compensation with these strategic priorities, the organization reinforces its commitment to sustainable growth, operational excellence, and long-term stakeholder value.
Through the structure of the compensation system, the variable compensation of the members of the Management
Board is closely aligned with the targets and objectives linked to Deutsche Bank’s strategy and priorities, when working individually and as a team continually towards the long-term positive development of Deutsche Bank without taking on disproportionately high risks. The Supervisory Board ensures there is always a strong link between compensation and performance in line with shareholder interests (“pay for performance”).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Structure of the Management Board compensation system aligned with compensation principles
The compensation system consists of fixed and variable compensation components. The fixed compensation and variable compensation together form the total compensation for a Management Board member. The Supervisory Board defines target and maximum amounts (caps) for all compensation components.

Component	Principle	Implementation
Fixed Compensation
Base salary
The base salary rewards the Management Board
member for performing the respective role and
responsibilities. This fixed compensation
component is intended to ensure a fair and market-
oriented income and to ensure that undue risks are
avoided.
Monthly payment; annual base salary of between € 2.2 million and € 3.8 million
Fringe benefits	Management Board members can be granted fringe benefits according to the Management Board Fringe Benefits Guideline resolved by the Supervisory Board.	Company car and driver services as well, if applicable, moving expenses, housing allowance, insurance premiums and reimbursement of business representation expenses.
Pension/pension allowance	Management Board members receive contributions to their company pension scheme in accordance with the regulations laid down in the Management Board members service contracts.
‘- Defined contribution system: annual contribution
or pension allowance of € 650,000 p.a.; interest
accrues at an average rate of 2% p.a., 4% p.a. for
legacy entitlements
- New Management Board members: pension
allowance in cash; CEO € 650,000 p.a. and other
Management Board members € 450,000 p.a. . . . . . .

Variable Compensation
Short-Term Incentive (STI)
The Short-Term Incentive (STI) rewards the
individual value contribution of each member of the
Management Board to achieving short- and
medium-term objectives in accordance with the
corporate strategy. The STI objectives are tailored
to the role and responsibilities of the respective
Management Board member and the level of
achievement can be individually influenced by the
Management Board member.

'-Short-Term Incentive (STI) assessed after one year
-Target achievement based on annual
performance assessment of a
maximum of 5 objectives with balanced
weightings between financial,
sustainability and individual objectives.
Maximum achievement level: 150%
-Payout: 50% in cash after the 1-year
assessment period and 50% equity-
based, this portion is also paid out in cash after an
additional holding period of 1 year
-Not eligible for dividends during performance
period.

Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) is largely based on a
sustainable increase in the value of the bank. The
Relative Total Shareholder Return (RTSR) builds a
constant metric within the framework that
promotes the linking of shareholder interests with
those of the Management Board members. Other
stakeholder aspects are taken into account by
defining strategically material financial Key
Performance Indicators (KPIs) as well as material
sustainability targets. Their achievement forms the
basis for the final review at the end of the 3-year
performance period. The Supervisory Board placed
the primary focus on the deferred compensation
component by setting the LTI at 60% of the total
variable target compensation. In order to
appropriately reflect the importance of long-term
corporate development in the Management Board’s
compensation, 100% of the LTI is shared-based.

‘-Long-Term Incentive (LTI) assessed after 3 years
-Target achievement based on performance
assessment of 4 LTI objectives with flexible
weightings: Group financials (e.g., Return on
Tangible Equity (RoTE), growth in Tangible Book
Value Per Share (TBVPS)), Relative Total
Shareholder Return (RTSR) and Environmental,
Social and Governance (ESG) objectives over a
forward-looking assessment period of 3 years.
Maximum achievement level: 150%
-Initially allocated as a target cash amount
-Conversion into equity-based instruments (virtual
shares) after first year of performance period
-Final determination of number of equity-based
units at the end of three-year performance period
-Full disposal of LTI after 9 years: delivered in five
equal, consecutive installments, starting one year
after the assessment period and each with an
additional holding period of one year
-Not eligible for dividends during performance and
deferral period.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation

Component	Principle	Implementation
Further aspects
Compensation caps
In accordance with Section 87a German Stock
Corporation Act, the Supervisory Board sets an
upper limit for the amount of compensation. If the
compensation for a financial year exceeds this
amount, compliance with the maximum limit is
ensured by a corresponding reduction in the
payment of the variable compensation.
-Maximum compensation of € 12 million according to Section 87a German Stock Corporation Act for each Management Board member - Maximum ratio of fixed to variable compensation: 1:2
Backtesting, malus and clawback
To ensure the sustainable development of the bank
and to avoid taking inappropriate risks, the payment
of variable compensation may be restricted or
cancelled. The Supervisory Board has the option of
withholding (malus) or reclaiming (clawback) all or
part of the short-term and long-term variable
compensation in the event of gross misconduct or
misrepresentation in financial reporting.

-Regular review if results achieved in the past are
sustainable (backtesting)
-Variable compensation in deferral period may be
(partially) forfeited in the event of negative Group
results, in the event specific solvency or liquidity
conditions are not met, individual misconduct,
dismissal for cause or negative individual
contributions to performance (malus)
-Variable compensation already paid might be
reclaimed in accordance with
Sections 18 (5) and 20 (6) of the Remuneration
Ordinance for Institutions

Shareholding guideline
The members of the Management Board are
obliged to build up a holding of Deutsche Bank
shares within 4 years. The shares must be held for
the entire duration of the appointment. If the base
salary is increased, the obligation to hold shares
increases accordingly.
-Build-up period of 4 years -CEO – 200% of annual gross base salary and other Management Board members 100% of annual gross base salary -Shares to be held for the duration of the appointment

Detailed information on the compensation system for members of the Management Board of Deutsche Bank AG is available on the company’s website: https://agm.db.com/files/documents/2024/AGM-2024-Compensation-system.pdf.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Compensation components and structure
The Supervisory Board sets the target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation. In this way, the
Supervisory Board ensures that performance-based compensation, which is linked to achieving long-term targets, exceeds the portion of short-term targets.
Compensation caps
The compensation of the Management Board members is limited (capped) in several ways:
–Cap 1 – the maximum possible achievement levels for the Short-Term Incentive objectives and Long-Term Incentive objectives are limited to 150% of the respective target values
–Cap 2 – based on the Capital Requirements Directive 4 and as approved by the General Meeting in May 2014, the maximum ratio of fixed to variable compensation is limited to 1:2
–Cap 3 – in accordance with Section 87a (1) sentence 2 No. 1 of the Stock Corporation Act, the Supervisory Board sets a maximum limit (maximum compensation) amounting to € 12 million uniformly for all Management Board members.
This cap comprises not only the base salary, Short-Term Incentive (STI) and Long-Term Incentive (LTI), but also the pension service costs for the company pension plan or pension allowances and fringe benefits.
Deferrals and holding periods
The Remuneration Ordinance for Institutions generally stipulates a three-year assessment period for the determination of the variable compensation for management board members. The bank complies with this requirement by assessing each of the objectives of the Long-Term Incentive (LTI) over a three-year period. In addition, variable compensation is granted predominantly as equity-based instruments to achieve an even stronger alignment of the Management Board members’ compensation to the bank’s performance and its share price. After vesting, the equity-based instruments are also subject to an additional holding period of one year. Accordingly, the Management Board members are not permitted to fully dispose of the equity-based instruments until the respective holding period has ended. During the deferral and holding periods, the value of the equity-based instruments is linked to the performance of Deutsche Bank shares and is therefore tied to the sustained performance of the bank. Equity-based instruments are not eligible for dividends during performance and deferral periods.
In principle, half of the Short-Term Incentive (STI) is paid out directly after the one-year assessment period in cash, and the other half is granted as equity-based instruments with an additional holding period of one year, after which it is also paid out in cash. If the STI exceeds 40% of the variable total compensation, this excess amount must be granted in deferred form over a deferral period of 5 years in order to comply with regulatory requirements. This is done by awarding
Restricted Equity Awards in 5 equal tranches, each followed by a one-year holding period.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
The Long-Term Incentive (LTI) is entirely granted in the form of equity-based instruments that are distributed, starting one year after the three-year assessment period, through five equal, consecutive installments, each with an additional holding period of one year. In total, the full LTI payout amount is available for disposal after nine years, but still subject to clawback conditions for an additional period of one year. The chart below illustrates the assessment and deferral periods up to the end of the clawback period.
Holders of specific functions at certain Deutsche Bank U.S. entities are required by applicable regulation to be compensated under different plans. Restricted compensation for these persons consists of restricted share awards and restricted cash awards. The recipient becomes the beneficial owner of the awards as of the Award Date and the awards are held on the recipient’s behalf. These awards are restricted for a period of time (subject to the applicable plan rules and award statements, including performance conditions and forfeiture provisions). The restriction period is aligned to the holding periods applicable to Deutsche Bank’s usual deferred awards. With regard to the Management Board, these rules only applied only to Professor Dr. Stefan Simon due to his role as CEO of DB USA Corp until his departure from the
Management Board on April 30, 2025.
Full compliance with the Prudential Regulation Authority (PRA) rules in the UK is ensured by Deutsche Bank through the implementation of tailored deferral provisions for Management Board members – also to those who are designated as
“Senior Management Function” (SMF) holders. Fabrizio Campelli has been identified as a "Senior Manager" under the
Prudential Regulation Authority (PRA) in the United Kingdom (UK) for the 2025 financial year. The retention provisions to be applied by the PRA to this group of employees are fulfilled by the provisions laid down for Fabrizio Campelli
Under regulatory guidelines, the grant of dividend equivalents is prohibited for any awards during their performance and deferral periods. Therefore, the right to receive such dividend equivalents arises only after the completion of the three-
year performance period and the subsequent five-year deferral period (= vesting), as required by the European Banking
Authority. Although shares could be delivered already after the vesting, the Bank decided to delay the delivery until the end of the additional one-year holding period, which starts with the vesting, to ensure continued compliance with suspension and forfeiture provisions.
After the vesting and during the additional holding period, the share awards are economically fully attributable to the
Management Board members. To avoid economic disadvantages during the holding period, plan rules allow payment of an equivalent amount per share if a dividend is paid during this time. This practice complies with all regulations and market norms; notably, these equivalents are not considered variable compensation and do not require General Meeting approval, demonstrating the Bank's regulatory adherence.
At its meeting on August 25, 2025, the Supervisory Board approved granting Management Board members dividend equivalents of € 0.68 per share for equity-based deferred compensation awards already held in the subsequent, additional holding period at the time of the 2025 General Meeting. These equivalents mirror shareholder dividends and are calculated based on the number of share units, subject to the same rules as the original award (including suspension, forfeiture, or clawback).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Application of the compensation system in the financial year
Target and maximum amounts of base salary and variable compensation

	2025				2024
in €	Base salary	Short-Term Incentive	Long-Term Incentive	Total compensation[2]	Total compensation[2]
Chief Executive Officer
Target value	3,800,000	2,400,000	3,600,000	9,800,000	9,800,000
Maximum value				12,000,000	12,000,000
President, CFO and responsible for Asset Management
Target value	3,200,000	2,040,000	3,060,000	8,300,000	8,300,000
Maximum value				10,850,000	10,850,000
Head of Corporate Bank and Investment Bank
Target value	3,400,000	2,160,000	3,240,000	8,800,000	8,800,000
Maximum value				11,500,000	11,500,000
Head of Private Bank
Target value	3,200,000	2,080,000	3,120,000	8,400,000	8,400,000
Maximum value				11,000,000	11,000,000
Chief Risk Officer[1]
Target value	2,400,000	672,000	1,008,000	4,080,000	6,500,000
Maximum				4,800,000	8,550,000
Chief Compliance and Anti-Financial Crime Officer[1]
Target value	2,200,000	616,000	924,000	3,740,000	2,975,000
Maximum				4,400,000	3,500,000
Chief Operating Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum value				8,550,000	8,550,000
Chief Technology, Data and Innovation Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
CEO Asia-Pacific, Europe, Middle East & Africa and Germany
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
1 For further details on compensation decision, please refer to the “Executive Summary” of this report.
2 Maximum upper limit in accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act.
.
The compensation data for the function of Chief Executive Officer Americas and Chief Legal Officer is no longer presented, as this function ceased to exist following the departure of Prof. Dr. Stefan Simon from the Management Board with effect from April 30, 2025. With effect from May 1, 2025, the responsibilities for Legal and the Americas Region have been allocated as additional responsibilities to existing Management Board members and are therefore no longer reflected as a separate function.
Short-Term Incentive (STI) 2025
The Supervisory Board sets short-term individual and business division-related objectives for each member of the
Management Board at the beginning of the year. The weightings of each of these objectives as well as relevant quantitatively or qualitatively measurable performance criteria for their assessment are defined as well. The objectives support execution of Deutsche Bank’s strategy and priorities and were chosen so that they are challenging, ambitious and sufficiently concrete to ensure there is an appropriate alignment of performance and compensation and that the
“pay-for-performance” principle is considered. For each quantitative objective the Supervisory Board defined a minimum threshold, a target and a maximum performance level. If the minimum threshold is not achieved, the achievement level corresponds to 0%.
For each qualitative objective and behavior objective, the Supervisory Board specified individual measurement criteria that will be evaluated overall.
For one of the bank´s central focus goals, i.e., the remediation of regulatory findings and control improvements, which each Management Board member received as an objective aligned to their individual responsibilities, target achievement was measured to the extent to which the issues within the area of responsibility were prioritized and the necessary resources were made available. Quantitatively measurable successes in this context were also taken into account, such as the percentage reduction in regulatory findings compared to the previous year.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Another goal of high and therefore universal importance for all Management Board members in 2025 was the promotion of the framework “This is Deutsche Bank” connecting the purpose, vision, strategy, culture and claim of Deutsche Bank.
The measurement criterion for determining the individual achievement of sub-objectives in this core objective was the extent to which there were visible and therefore measurable activation efforts on the part of the respective Management
Board member (number of workshops, town halls, meetings, etc.) and thus the role model function for the new culture of aspiration was proactively brought to life by the Management Board member. In addition, the results of regularly conducted employee surveys in the individual Management Board divisions, which reflect the performance and acceptance of the new culture “This is Deutsche Bank” over time, were an important indicator of the degree of target achievement.
The following overview shows the objectives as well as the achievement levels as determined by the Supervisory Board for each Management Board member.
Pay-for-performance summary for CEO and CFO for the Short-Term Incentive

Management Board Member	Short-Term Individual & divisional objectives	Pay-on-Performance Summary	Weighting (in %)	Achievement Level (in %)	Overall Achievement level (in %)
Christian Sewing	RoTE	The Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity. In 2025, the RoTE was 10.3%, representing 133.01% target achievement.	25.00%	133.01%	128.75%
	Group Revenues	The revenue excl. V&T KPI incentives business momentum and sustainable business growth. It measures revenues growth excluding valuation and timing differences (V&T) that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses that are expected to be recovered over time as the underlying instruments approach maturity. In 2025, revenues excluding valuation and timing differences of € 0.9 billion were € 31.2 billion, representing 100% target achievement. Accordingly, the target was met.	25.00%	100.00%
	Further evolve and deliver on group strategy
Significant progress was made in evolving and delivering on the group strategy. The 2025 group strategy was delivered both
qualitatively and quantitatively. Furthermore, a clear and
compelling equity story for Deutsche Bank's strategic evolution, deeply rooted in its purpose and vision, was developed and
delivered, receiving positive feedback from analysts, long-term investors, and rating agencies. The SVA (Shareholder Value Add)
approach was successfully implemented as a core element of
future strategy and steering. Market developments and potential consolidation scenarios in the banking sector were closely
monitored and evaluated. Furthermore, dialogue with key
stakeholders was strengthened, solidifying Deutsche Bank's
position as a partner of choice for clients and a responsible corporate citizen.
			15.00%	140.00%
	Drive regulatory remediation and control enhancements	Prioritization of key regulatory remediation work was effectively ensured across all divisions throughout the year. This led to significant advancements, including an SREP upgrade, substantial improvement in FED and PRA feedback, and considerable progress in remediating regulatory findings. Robust dialogue and exchange with key regulatory stakeholders were consistently maintained.	15.00%	130.00%
	People & Culture - Promote "This is Deutsche Bank" framework
Evolution to a Purpose-Led Organization: Considerable strides were taken in fostering a purpose-led organization. The “This is
Deutsche Bank” (TiDB) framework was further structured and
rolled out, with increased consideration in employee/leadership events and Management Board decision-making. There was an
increased focus on engaging employees with Deutsche Bank's
journey, notably supported by initiatives like the Employee Deep
Dive. Key performance indicators agreed for Culture Pulse Survey, gender diversity, carbon reduction as well as for culture, control &
conduct metrics show good progress.
			20.00%	150.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Management Board Member	Short-Term Individual & divisional objectives	Pay-on-Performance Summary	Weighting (in %)	Achievement Level (in %)	Overall Achievement level (in %)
James von Moltke	RoTE	The Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity. In 2025, the RoTE was 10.3%, representing 133.01% target achievement.	25.00%	133.01%	122.28%
	Cost base - group level	The direct adjusted costs KPI focuses on the operating cost development of Deutsche Bank Group, which is essential to position the bank for sustainable performance in 2025 and beyond. “Adjusted costs” means that litigation, severance and restructuring and impairment costs are excluded in line with the external reporting. In 2025, the direct adjusted cost base was € 20.3 billion. The target achievement was 105.09%.	25.00%	105.09%
	Plan execution and delivery on group strategy
The organization has been progressing well toward its strategic goals, meeting targets for Return-on-tangible-Equity, Cost-
Income-Ratio, pre-tax profit, and net income. The 2025 group strategy was delivered with both qualitative and quantitative results, integrating Shareholder Value Added (SVA) into
performance management. A new strategy with financial targets for 2028 was presented at the Investor Deep Dive, supported by active investor engagement that shifted the narrative to long-term value growth. Capital distribution goals were met, with dividends and share buybacks up over 50% year-over-year, exceeding
targeted € 8 billion since 2022. The organization’s equity story, anchored in its purpose and vision, received favorable feedback from analysts and stakeholders, strengthening its reputation as a preferred partner and responsible corporate citizen.
			15.00%	130.00%
	Controls and transformation	There has been notable progress in strengthening regulatory controls and addressing outstanding issues, with most key tasks completed and significant progress in remediating findings across Finance and DWS. These improvements have led to positive regulator feedback and a stronger overall control environment.	10.00%	120.00%
	DWS development
DWS has shown strong performance in 2025, with its share price improving by over 30% and the company exceeded its € 4.50 EPS target. The asset management segment is poised to exceed its revenue and net income plans, with expenses exactly on plan, excluding retention impact from share price appreciation. Close collaboration with DWS leadership on strategic plans, including
IDD preparation and evaluation of potential acquisition or
partnership projects, has been maintained. Longstanding legal issues, notably the greenwashing allegations, have been settled, further solidifying the company's position for long-term success.
			10.00%	125.00%
	People & Culture - Promote "This is Deutsche Bank" framework	Finance has led employee engagement through the This is Deutsche Bank (TiDB) framework, achieving a 72% culture pulse survey score (up from 69% in 2024) with a 68% response rate. Gender diversity stands at 37.1%, slightly below the 38.5% target, but improvement is expected. Finance maintains high integrity with minimal conduct issues. The TiDB framework has expanded organization-wide and is increasingly integrated into events and decision-making. Key culture and conduct metrics, including the Culture Pulse Survey and other indicators, are all rated being on track.	15.00%	125.00%
Performance Short-Term Incentive of other Management Board Members
Fabrizio Campelli

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues Investment Bank/Corporate Bank (IB/CB)	31.25%	121.97%
Cost base - group level	9.38%
Cost base - divisional cost base (Direct adjusted cost base IB/CB)	9.38%
Deliver on IB/CB strategy execution and client leadership and drive key measures	15.00%
Further improve controls and demonstrate effectiveness to regulators	15.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Dr. Marcus Chromik (Member since May 1, 2025)

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	10.00%	118.07%
Cost base - divisional cost base (Direct adjusted cost base Chief Risk Office)	10.00%
Advance the CRO Operating model	20.00%
Safeguard the bank	20.00%
Deliver on regulatory remediation and solve outstanding issues in a sustainable and holistic manner	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Bernd Leukert

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	10.00%	115.02%
Cost base - divisional cost base (Direct adjusted cost base Technology, Data & Innovation)	10.00%
Drive mid/long term required cost efficiencies, while running DB systems safely on a daily basis in line with risk appetite	20.00%
Drive application and infrastructure simplification in line with DB strategy and envisaged Target Operating Model	20.00%
Deliver against regulatory requirements and reduce Group Audit Overdue findings	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Alexander von zur Mühlen

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues (Revenues across Germany, EMEA and APAC)	20.00%	116.35%
RoTE	20.00%
Evolution and execution of Strategy for Germany	20.00%
Foster roll-out of Global Hausbank concept by improved cross-divisional corridor and cross regional focus targeting Asia Pacific, Middle East Africa, Europe and Germany	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Laura Padovani

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	20.00%	117.02%
Deliver on regulatory remediation, read across remediation work and maintain focus on sustainable embedment	20.00%
Implement strategic Compliance & Anti Financial-Crime Operating Model	20.00%
Strengthen the Compliance & Anti Financial-Crime function’s overall stature and gravitas and drive culture	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Claudio de Sanctis

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues Private Bank (PB)	25.00%	121.14%
Cost base - group level	12.50%
Cost base - divisional cost base (Direct adjusted cost base Private Bank)	12.50%
Deliver on PB strategy execution, operating model and client leadership	15.00%
Deliver on critical remediation activities	15.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Rebecca Short

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	15.00%	117.26%
Cost base - divisional cost base (Direct adjusted cost base Infrastructure)	15.00%
Embed new Target Operating Model	20.00%
Deliver HR and procurement excellence	15.00%
Drive remediation and control enhancements	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	15.00%
Overall achievement of the Short-Term Incentive
In principle, half of the Short-Term Incentive (STI) is paid in cash after a year, while the other half is provided as equity-
based instruments with a one-year holding period before being paid out in cash. If STI achievement exceeds 100%, any surplus is awarded deferred and equity-based (Restricted Equity Awards) to meet regulatory requirements regarding the ratio of variable compensation: 40% STI and 60% LTI.
For the 2025 financial year, the following overall levels of achievement were determined by the Supervisory Board for the current members of the Management Board based on the levels of achievement of the individual objectives determined for the Short-Term Incentive:
Short-Term Incentive overall achievement

Member of the Management Board	Target Amount (in € )	Achievement level (in %)	Overall Amount STI (in € )
Christian Sewing	2,400,000	128.75%	3,090,085
James von Moltke	2,040,000	122.28%	2,494,453
Fabrizio Campelli	2,160,000	121.97%	2,634,571
Dr. Marcus Chromik[1]	448,000	118.07%	528,970
Bernd Leukert	1,640,000	115.02%	1,886,248
Alexander von zur Mühlen	1,640,000	116.35%	1,908,143
Laura Padovani	616,000	117.02%	720,836
Claudio de Sanctis	2,080,000	121.14%	2,519,645
Rebecca Short	1,640,000	117.26%	1,923,132
Professor Dr. Stefan Simon[2]	546,667	85.00%	464,667
Olivier Vigneron[3]	633,222	100.00%	633,222
1 Member since May 1, 2025
2 Member until April 30, 2025
3 Member until May 19, 2025

85.00% - 128.75% Range of achievement levels of the STI objectives for Management Board Members in 2025

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Member of the Management Board	Cash payout in 2026 (in € )	Equity-Upfront Award grant in 2026 (in € )	Number of units[1]	Restricted Equity Award grant in 2026[2] (in € )	Number of units[1]
Christian Sewing	1,338,017	1,338,017	43,826	414,051	13,562
James von Moltke	1,110,891	1,110,891	36,387	272,672	8,931
Fabrizio Campelli[3]	1,174,914	1,174,914	38,484	284,743	9,327
Dr. Marcus Chromik[4]	240,194	240,194	7,867	48,582	1,591
Bernd Leukert	869,250	869,250	28,472	147,749	4,839
Alexander von zur Mühlen	873,629	873,629	28,615	160,886	5,270
Laura Padovani	328,967	328,967	10,775	62,902	2,060
Claudio de Sanctis	1,127,929	1,127,929	36,945	263,787	8,640
Rebecca Short	876,626	876,626	28,714	169,879	5,564
Professor Dr. Stefan Simon[5]	232,334	232,334	7,610	—	—
Olivier Vigneron[6]	316,611	316,611	10,370	—	—
1  The calculation of the number of equity-based instruments is based on the average Xetra closing price of the Deutsche Bank share during the last ten trading days in
February 2026 (€ 30.53).
2A portion of the STI where the achievement exceeds 100% must be granted as Restricted Equity Awards to ensure regulatory requirements. For further information, please refer to chapter “Deferrals and holding periods”.
3The additional granted Restricted Equity Awards meet the UK regulatory requirements as well. For further information, please refer to chapter “Deferrals and holding periods”.
4Member since May 1, 2025
5Member until April 30, 2025
6Member until May 19, 2025

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Long-Term Incentive (LTI)
When determining the variable compensation, the focus is set on the achievement of long-term objectives linked to the bank’s strategy. For the Long-Term Incentive (LTI), the Supervisory Board specifies collective long-term objectives for the
Management Board members, each assessed over a period of three years.
At the beginning of 2025, the LTI was initially allocated as a target cash amount to the individual Management Board members. As the three-year assessment period for the LTI represents a change from a retrospective to a forward-looking period, the granting of the equity-based compensation takes place two years later compared to the previous compensation system. In order to align the Management Board compensation with the share performance of the
Deutsche Bank share and therefore with the shareholders’ interests, the Supervisory Board made use of the possibility that was already provided for in the new compensation system to convert the target euro amount for the LTI into virtual share units after the first performance assessment year (not constituting a grant of compensation at this stage). After the three-year performance assessment period, the number of virtual share units will then be increased or reduced according to the achievement level determined for the LTI.
This approach further strengthens the sustainability aspect of the long-term variable compensation, as it is additionally linked to the performance of the bank and the share price during the assessment period. The conversion was based on the average share price of Deutsche Bank during the last 10 trading days in February 2026 of € 30.53. The number of virtual shares that will be granted by the end of the assessment period will depend on the results of the performance assessment and thus will vary between 0% and 150% of the number initially allocated. After the vesting and holding periods, 20% of the virtual shares will become available annually but will still be subject to clawback conditions.
Overview of Long-Term Incentive (LTI) - Plans

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Long-Term Incentive Plan 2024-2026 and 2025-2027

LTI - Objectives	%	LTI 2024-2026%				LTI 2025-2027			Actuals as of YE 2024	Actuals as of YE 2025
		0%	100%	150%		0%	100%	150%
Group Financials & RTSR	40%				40%
RoTE[1]	15%	< 9%	11%	12%	15%	< 10%	12%	13%	4.7%	10.3%
		(9%=33%)				(10%=33%)
TBVPS[2]	10%	<=6.5%	8.5%	9.5%	10%	<= 6.5%	8.5%	9.5%	5.3%	3.6%
RTSR[3]	15%	< median	70th percentile	90th percentile	15%	< median	70th percentile	90th percentile	Rank 6	Rank 3
		(median=50%)				(median=50%)

ESG	20%				20%
Environmental Driving climate risk management	8%	<= 50%	70%	85%	8%	<= 50%	70%	85%	n.a.[4]	n.a.[4]
Social Gender Diversity	4%	<= 30%	32.5%	35%	4%	<= 30%	32.5%	35%	28.4%	28.4%
Governance	8%	0	100.0%	150%	8%	0	100.0%	150%	qualitative assessment at the end of the performance period
1 Return on tangible Equity by the end of the performance period.
2 Tangible Book Value per Share average annual growth (excl. foreign exchange) over the performance period.
3 Relative Total Shareholder Return – Ranking of Deutsche Bank vs. peer group (= DBs Global peer group) by the end of the performance period.
4 Target achievement is based on the average results of 2025 and 2026.
This table is only for information purposes and easier assessment of MB performance reg. LTI: This table summarizes LTI targets, assessment criteria and provides an overview of how the Management Board has delivered to date without anticipating the final outcome.
Conversion into virtual shares - Development of average Deutsche Bank share price
The target euro amount for the LTI gets converted into virtual share units after the first performance assessment year (not a compensation grant yet), based on the average share price during the last 10 trading days in February
2026 of € 30.53. These units are then adjusted after the three-year assessment period based on LTI achievement, linking long-term variable compensation to the bank's performance and share price. The table below illustrates the converted amount and the corresponding number of virtual share units.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Equity-based instruments (virtual shares)

	LTI-Plan 2024-2026	LTI-Plan 2025-2027
Members of the Management Board	Number of equity-based units	LTI Target allocation in €	Average share price before conversion in € [1]	Number of equity-based units
Christian Sewing	177,652	3,600,000	30.53	117,917
James von Moltke	152,916	3,060,000		100,229
Fabrizio Campelli	161,911	3,240,000		106,125
Dr. Marcus Chromik[2]	—	672,000		22,011
Bernd Leukert	122,932	2,460,000		80,576
Alexander von zur Mühlen	122,932	2,460,000		80,576
Laura Padovani[3]	18,365	924,000		30,265
Claudio de Sanctis	155,914	3,120,000		102,195
Rebecca Short	122,932	2,460,000		80,576
Professor Dr. Stefan Simon[4]	122,932	820,000		26,859
Olivier Vigneron[5]	122,932	949,833		31,111
1 Average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2026.
2 Member since May 1, 2025
3 Member since July 1, 2024
4 Member until April 30, 2025
5 Member until May 19, 2025
Backtesting and application of malus and clawback in 2025
The Supervisory Board regularly reviews in due time before the respective release dates the possibility of a full or partial forfeiture (malus) or reclaiming (clawback) of the Management Board members’ variable compensation components.
There was no forfeiture or clawback of awards in 2025.
Shareholding Guidelines
According to the Shareholding Guidelines that apply to the members of the Management Board, they have an obligation to build up a holding of Deutsche Bank shares within four years. The CEO is obliged to hold an equivalent of 200% of his annual gross base salary in shares and other Management Board members are required to hold shares that equal 100% of their annual gross base salary in order to fulfill the Shareholding Guidelines. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly.
Compliance with the shareholding obligation is reviewed every six months. Depending on the level of achievement and share price performance, additional shares must either be bought or can be sold if the obligation is exceeded. 75% of
Restricted Equity Award(s)/ Outstanding Equity Units are chargeable to share obligation.
All Management Board members fulfilled the shareholding obligations in 2025 or are currently in the build-up phase.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Benefits upon contract termination
The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2025 and 2024 as well as the corresponding defined benefit obligations for each member of the
Management Board in office in 2025 as of December 31, 2024, and December 31, 2025. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates. Management Board members that receive a pension allowance instead of an annual contribution are not included in the following table - unless they have received an annual contribution in previous years.
Pension allowances are shown in the section “Compensation granted and owed (inflow table)”.

Members of the Management Board	Annual contribution, in the year		Interest credited, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Christian Sewing	715,000	728,000	—	—	9,467,000	8,752,000	546,300	574,078	7,640,707	7,132,345
James von Moltke	702,000	715,000	—	—	7,221,500	6,519,500	551,820	577,371	6,120,471	5,561,609
Fabrizio Campelli	760,500	773,500	—	—	5,502,254	4,741,754	509,388	542,981	3,936,029	3,486,558
Bernd Leukert	676,000	689,000	—	—	4,801,334	4,125,334	574,620	596,463	4,367,269	3,742,460
Claudio de Sanctis	747,500	760,500	—	—	1,894,750	1,147,250	507,949	542,293	1,327,023	823,356
Rebecca Short	773,500	786,500	—	—	3,739,668	2,966,168	487,795	522,769	2,423,885	1,983,351
Prof. Dr. Stefan Simon[1]	—	—	—	—	3,483,460	3,483,460	—	—	2,925,774	2,944,486
Olivier Vigneron[2]	242,668	747,500	—	—	2,395,252	2,152,584	171,304	548,749	1,789,396	1,633,309
1Member until April 30, 2025. Prof. Stefan Simon received a pro-rata pension allowance until the end of his mandate, which is reflected in the section ‘Compensation.
Granted and Owed (Inflow Table)’. Due to an existing account balance, he is also listed in the table above
2 Member until May 19, 2025
The Management Board members are in principle entitled to receive a severance payment upon an early termination of their appointment, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. In line with German market practice as well as recommendation G.13 of the German Corporate
Governance Code (GCGC), severance payments are currently limited to two times the annual total compensation and are not paid beyond the remaining term of the service contract (severance cap). Considering feedback from investors and other stakeholders, the Supervisory Board will reduce the severance cap to a maximum of two years’ base salary for
Management members appointed after January 1, 2024. The severance payment is determined and granted in accordance with the statutory and regulatory requirements, in particular with the recommendations of the GCGC and provisions of the InstitutsVergV.
Olivier Vigneron left the Management Board with effect from the end of May 19, 2025. The Service Contract ended with the end of his appointment period. As provided for in his service contract, a waiting allowance (“Karenzentschädigung”)
was agreed in accordance with the post-contractual non-compete clause in the amount of € 130,000 per month, corresponding to 65% of his fixed base salary. The post-contractual non-compete provision was originally set to apply from May 20, 2025, to February 19, 2026, in the scope set forth in the service contract. However, following an offer for
Mr. Vigneron to become Chief Risk Officer (CRO) at another bank effective September 2, 2025, which fell within the scope of the non-compete clause, the Supervisory Board, at the request of Olivier Vigneron, resolved to terminate the non-compete clause effective August 31, 2025. Consequently, the payment of the monthly waiting allowance
("Karenzentschädigung") ceased upon the waiver of the non-compete clause taking effect.
Professor Dr. Stefan Simon left the Management Board by mutual agreement with effect from the end of April 30, 2025.
As foreseen in his service contract, severance benefits were agreed with him. The severance agreement provided for a waiting allowance (“Karenzentschädigung”) during a non-compete period of between 6 and a maximum of 12 months, amounting to € 130,000 per month (65% of his base salary), which is offset against the severance payment. A severance payment as compensation for the early termination of his service contract was agreed in the amount of € 6,446,548 including the waiting allowance. This severance payment was structured as follows: 20% Upfront Cash, 20% Equity
Upfront Award, 30% Restricted Incentive Award (delivered 2026-2030), and 30% Restricted Equity Award (delivered
2027 - 2031). The severance payment, is subject to all contractually agreed provisions on variable compensation components, including the possibility of a clawback of variable compensation.
Deviations from the compensation system
There were no deviations from the compensation system in the 2025 financial year.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

Management Board compensation 2025
Current Management Board members
Total compensation 2025
The Supervisory Board determined the following compensation on an individual basis. The second Long-Term Incentive
(LTI) Plan based on the new compensation system as of 2024 was set up for the performance period 2025 - 2027; after the end of the 3-year performance period the Supervisory Board determines the achievement level based on the pre-
defined Key Performance Indicators (KPIs). Due to a change in 2024 from a backward-looking to a forward-looking three-
year performance period, the first two years after the implementation of the new system (2024 and 2025) are years of transitional (“transitional phase”). The second Long-Term Incentive -Plan (LTI-Plan 2025 - 2027) will first be granted in early 2028. During the “transitional phase”, the LTI will be shown with the target amount for calculation and comparison purposes. For better comparability with the previous year's figures, the table below includes a column entitled Pro Forma
Total Compensation which shows the sum of base salary, actual STI and a target value for the LTI.
This approach is reflected accordingly in the following table below.

	2025				2024
in €	Base salary[1]	Actual Short-Term Incentive	Target Long-Term Incentive[2]	Pro-Forma Total compensation	Pro-Forma Total compensation[3]
Christian Sewing	3,800,000	3,090,085	3,600,000	10,490,085	9,753,210
James von Moltke	3,200,000	2,494,453	3,060,000	8,754,453	8,265,320
Fabrizio Campelli	3,400,000	2,634,571	3,240,000	9,274,571	8,987,920
Dr. Marcus Chromik[4]	1,600,000	528,970	672,000	2,800,970	—
Bernd Leukert	2,400,000	1,886,248	2,460,000	6,746,248	6,349,120
Alexander von zur Mühlen	2,400,000	1,908,143	2,460,000	6,768,143	6,398,320
Laura Padovani[5]	2,200,000	720,836	924,000	3,844,836	1,478,925
Claudio de Sanctis	3,200,000	2,519,645	3,120,000	8,839,645	8,377,120
Rebecca Short	2,400,000	1,923,132	2,460,000	6,783,132	6,467,200
Professor Dr. Stefan Simon[6]	800,000	464,667	820,000	2,084,667	5,857,120
Olivier Vigneron[7]	926,667	633,222	949,833	2,509,722	6,137,560
Total	26,326,667	18,803,972	23,765,833	68,896,472	68,071,815
1 In the column “Base salary”, the target values set by the Supervisory Board are shown in Euro for reasons of comparability. The actual inflow differs from this target value for Management Board members Alexander von zur Mühlen and Professor Dr. Stefan Simon due to currency fluctuations and for Bernd Leukert due to the offsetting of compensation from mandates. The inflows are shown in the section “Compensation granted and owed (inflow table)”.
2 The determination of the final achievement level for the LTI Plan 2025-2027 will take place after the end of the 3-year performance period in 2028.
3 The Pro-Forma Compensation includes the target value for the LTI in 2024. The determination of the final achievement level for the LTI Plan 2024-2026 will take place after the end of the 3-year performance period in 2027..
4 Member since May 1, 2025
5 Member since July 1, 2024
6 Member until April 30, 2025
7 Member until May 19, 2025
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed in the 2025 and 2024 financial years to incumbent members of the
Management Board in the 2025 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act.
In some cases, the inflows for 2025 significantly deviate from the figures reported in previous years. This discrepancy is due to the compensation system in place in 2018, which stipulated that the variable compensation from the long-term component would become due in a lump sum after five years and would be paid out after six years (a structure known as cliff-vesting). Conversely, the variable compensation granted from 2022 onwards is due in four or five annual installments. Therefore, the increase in the
2025 figures is attributed to the cliff-vesting structure of the compensation granted in 2019 for the financial year 2018.
The presented figures distinguish between compensation components that were actually paid or delivered to the individual
Management Board members during the respective reporting period (“paid”) and those that were already legally due during the reporting period but had not yet been delivered (“owed”).
Accordingly, except for base salary and fringe benefits, the table illustrates deferral cash compensation (Restricted Incentive
Awards (RIA)) that resulted from Short-Term Award grants based on the former compensation system as implemented in previous years. Correspondingly, variable compensation based on the compensation system will not be illustrated until next year, i.e., the
Short-Term Incentive cash payout for the performance in the 2025 financial year will be paid and thus considered and disclosed as an inflow for the 2026 financial year.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

Compensation granted and owed per Management Board member

	Christian Sewing				James von Moltke
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,800	24%	3,750	77%	3,200	29%	3,200	68%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	11	0%	113	2%	105	1%	107	2%
Total fixed compensation	3,811	24%	3,863	79%	3,305	29%	3,307	70%
Variable compensation components:
Cash compensation for 2024	1,201	8%	0	0%	1,003	9%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	43	0%	43	1%	38	0%	43	1%
2021 Restricted Incentive Award for 2020	304	2%	304	6%	191	2%	213	4%
2022 Restricted Incentive Award for 2021	652	4%	0	0%	447	4%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	667	14%	0	0%	522	11%
2024 Restricted Incentive Award for 2023	632	4%	0	0%	492	4%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	7,205	46%	0	0%	4,427	39%	0	0%
2022 Restricted Equity Award for 2021	1,710	11%	0	0%	1,313	12%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	11,745	76%	1,013	21%	7,912	71%	1,433	30%
Total compensation	15,556	100%	4,876	100%	11,217	100%	4,740	100%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Fabrizio Campelli				Dr. Marcus Chromik[1]
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,400	49%	3,400	82%	1,600	84%	—	—
Pension allowance	0	0%	0	0%	300	16%	—	—
Fringe benefits	6	0%	6	0%	3	0%	—	—
Total fixed compensation	3,406	49%	3,406	82%	1,903	100%	—	—
Variable compensation components:
Cash compensation for 2024	1,150	16%	0	0%	0	0%	—	—
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	6	0%	7	0%	0	0%	—	—
2021 Restricted Incentive Award for 2020	184	3%	213	5%	0	0%	—	—
2022 Restricted Incentive Award for 2021	417	6%	0	0%	0	0%	—	—
2023 Restricted Incentive Award for 2022	0	0%	502	12%	0	0%	—	—
2024 Restricted Incentive Award for 2023	548	8%	0	0%	0	0%	—	—
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	—	—
2022 Restricted Equity Award for 2021	1,287	18%	0	0%	0	0%	—	—
Fringe benefits	0	0%	0	0%	0	0%	—	—
Total variable compensation	3,592	51%	722	17%	0	0%	—	—
Total compensation	6,998	100%	4,129	100%	1,903	100%	—	—
1Member since May 1, 2025. For further details on compensation decision, please refer to chapter "Executive Summary" in this report.

	Bernd Leukert				Alexander von zur Mühlen
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,386[1]	45%	2,391[1]	78%	2,517[2]	37%	2,576[2]	62%
Pension allowance	0	0%	0	0%	650	10%	650	16%
Fringe benefits	8	0%	9	0%	143	2%	136	3%
Total fixed compensation	2,394	45%	2,400	78%	3,311	49%	3,362	81%
Variable compensation components:
Cash compensation for 2024	745	14%	0	0%	769	11%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	188	4%	188	6%	99	1%	74	2%
2022 Restricted Incentive Award for 2021	474	9%	0	0%	621	9%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	477	16%	0	0%	473	11%
2024 Restricted Incentive Award for 2023	426	8%	0	0%	570	8%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	0	0%
2022 Restricted Equity Award for 2021	1,036	20%	0	0%	1,273	19%	0	0%
Fringe benefits	0	0%	0	0%	103[3]	2%	219[3]	5%
Total variable compensation	2,870	55%	666	22%	3,435	51%	766	19%
Total compensation	5,264	100%	3,065	100%	6,746	100%	4,128	100%
1The fixed compensation shown includes the crediting of compensation from mandates
2As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes.
3The variable fringe benefits represent a housing allowance.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Laura Padovani[1]				Claudio de Sanctis
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,200	79%	875	79%	3,200	70%	3,200	99%
Pension allowance	450	16%	225	20%	0	0%	0	0%
Fringe benefits	19	1%	12	1%	44	1%	20	1%
Total fixed compensation	2,669	96%	1,112	100%	3,244	71%	3,220	100%
Variable compensation components:
Cash compensation for 2024	118	4%	0	0%	1,029	23%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	0	0%	0	0%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	0	0%	0	0%	0	0%
2024 Restricted Incentive Award for 2023	0	0%	0	0%	268	6%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0		0	0%	0	0%
2022 Restricted Equity Award for 2021	0	0%	0		0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	118	4%	0	0%	1,297	29%	0	0%
Total compensation	2,787	100%	1,112	100%	4,540	100%	3,220	100%
1 Member since July 1, 2024.

	Rebecca Short				Professor Dr. Stefan Simon[1]
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,400	51%	2,400	81%	827[2]	14%	2,468[2]	59%
Pension allowance	0	0%	0	0%	217	4%	650	16%
Fringe benefits	7	0%	56	2%	29	0%	117	3%
Total fixed compensation	2,407	51%	2,456	83%	1,073	18%	3,235	78%
Variable compensation components:
Termination benefits	0	0%	0	0%	2,069[3]	35%	0	0%
Cash compensation for 2024	804	17%	0	0%	499	8%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%	79	1%	78	2%
2022 Restricted Incentive Award for 2021	273	6%	0	0%	479	8%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	491	17%	0	0%	475	11%
2024 Restricted Incentive Award for 2023	392	8%	0	0%	465	8%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	0	0%
2022 Restricted Equity Award for 2021	845	18%	0	0%	1,036	18%	0	0%
Fringe benefits	0	0%	0	0%	173[4]	3%	363[4]	9%
Total variable compensation	2,313	49%	491	17%	4,800	82%	916	22%
Total compensation	4,720	100%	2,946	100%	5,873	100%	4,151	100%
1 Member until April 30, 2025.
2 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes.
3 For further details on the Termination Benefits, please refer to chapter "Benefits upon contract termination" in this report.
4 The variable fringe benefits mainly represent a housing allowance.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Olivier Vigneron[1]
	2025		2024
	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	927	36%	2,400	90%
Pension allowance	0	0%	0	0%
Fringe benefits	2	0%	13	0%
Total fixed compensation	929	37%	2,413	90%
Variable compensation components:
Termination benefits	620[2]	24%	0	0%
Cash compensation for 2024	639	25%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	266	10%
2024 Restricted Incentive Award for 2023	354	14%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%
2022 Restricted Equity Award for 2021	0	0%	0	0%
Fringe benefits	0	0%	0	0%
Total variable compensation	1,612	63%	266	10%
Total compensation	2,541	100%	2,679	100%
1 Member until May 19, 2025.
2 For further details on the Termination Benefits, please refer to chapter "Benefits upon contract termination" in this report..
With respect to the deferred compensation components of previous years approved in the reporting year, the
Supervisory Board confirmed that the respective performance conditions were met.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

Former members of the Management Board
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed to the former members of the Management Board in the
2025 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually delivered to the former Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”). Pursuant to Section 162 (5) of the German Stock Corporation Act, no personal data is provided on former members of the
Management Board who ended their work for the Management Board prior to the end of the financial year 2015. Multi-
year deferred compensation components are not paid out early upon termination of the mandate.
In some cases, the inflows for 2025 significantly deviate from the figures reported in previous years. This discrepancy is due to the compensation system in place in 2018, which stipulated that the variable compensation from the long-term component would become due in a lump sum after five years and would be paid out after six years (a structure known as cliff-vesting). Conversely, the variable compensation granted from 2022 onwards is due in four or five annual installments. Therefore, the increase in the 2025 figures is attributed to the cliff-vesting structure of the compensation granted in 2019 for the financial year 2018.

	Karl von Rohr member until October 31, 2023		Stuart Lewis member until May 19, 2022		Frank Kuhnke member until April 30, 2021
	2025		2025		2025
	in € t.	in %	in € t.	in %	in € t.	in %
Non-Compete payment
Deferred variable compensation
Restricted Incentive Awards	1,028	13%	594	6%	348	47%
Equity Awards	6,594	87%	9,013	94%	386	53%
Fringe benefits	—	0%	—	0%	—	0%
Pension benefits	—	0%	—	0%	—	0%
Total compensation	7,622	100%	9,607	100%	734	100%

	Werner Steinmüller member until July 31, 2020		Sylvie Matherat member until July 31, 2019		Garth Ritchie member until July 31, 2019
	2025		2025		2025
	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	134	3%	78	1%	87	1%
Equity Awards	4,614	97%	13,867[1]	99%	12,536[1]	99%
Fringe benefits	—	0%	—	0%	—	0%
Pension benefits	—	0%	—	0%	—	0%
Total compensation	4,748	100%	13,946	100%	12,622	100%
1 Including Termination Benefits.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Nicolas Moreau member until Dec 31, 2018				Dr. Marcus Schenck member until May 24, 2018		John Cryan member until April 8, 2018
	2025				2025		2025
	DB AG	DWS Management GmbH	Overall
	in € t.	in € t.	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	—	—	—	0%	—	0%	—	0%
Equity Awards	3,688[1]	5,328[2]	9,016	100%	2,032	100%	1,468	100%
Fringe benefits	—	—	—	0%	—	0%	—	0%
Pension benefits	—	—	—	0%	—	0%	—	0%
Total compensation	3,688	5,328	9,016	100%	2,032	100%	1,468	100%
1 Including Termination Benefits.
2 Details of these instruments can be found in the DWS Annual Report.
In the financial year 2025, in addition to the individual payments to former management board members shown in the table, an additional € 10.2 million was paid to 11 former management board members for pension benefits. These payments are no longer individually disclosed due to data protection reasons as per § 162 para. 5 of the German Stock
Corporation Act (AktG).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Outlook for the 2026 financial year

Outlook for the 2026 financial year
Total target compensation and maximum compensation
The total target compensation for 2026 will in principle remain unchanged compared to the total target compensation in force or adjusted in 2024 and 2025.
The limits on compensation for the members of the Management Board remain unchanged versus the 2025 financial year. This means that the maximum possible achievement level for variable compensation amounts to 150%. In accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act (AktG), the limit set for total compensation is maintained unchanged at a maximum of € 12 million uniformly for all members of the Management board as the maximum cap based on the financial year.
2026 objective structure and targets
The compensation system implemented in 2024 works well and produces appropriate results. Therefore, the objective structure will continue to be in line with the compensation system approved by the General Meeting in 2024.
At the Investor Deep Dive in November 2025, Deutsche Bank presented its strategy to accelerate value creation from
2026 to 2028, aiming to become the European Champion as a Global Hausbank. The strategy is built on three levers:
focused growth, strict capital discipline, and a scalable operating model. The targets include an increase of annual revenue by around € 5 billion by 2028, with 75% stemming from asset gathering, payments, and advisory services. Return on Tangible Equity (RoTE) is to increase from above 10% in 2025 to greater than 13% within three years, achieved partly through disciplined capital allocation to high-return areas. A scalable operating model aims to reduce the cost/income ratio below 60% by 2028, generating € 2 billion annual efficiencies mainly through automation and AI integration.
The strategy guides both short- and long-term goals to ensure they match the pay-for-performance approach.
Short-Term Incentive (STI)
Generally unchanged from 2024 and 2025, the amount of the Short-Term Incentive (STI) for the 2026 financial year will continue to be 40% of the total target variable compensation and is based on the individual achievement level of short-
and medium-term individual and divisional objectives.
The specific individual objectives of the Short-Term Incentive (STI) for 2026 will be disclosed retrospectively in the 2026
Compensation Report.
Taking investor feedback into account, the Supervisory Board has committed to enhancing ex‑post STI disclosure in the
Management Board Compensation Report 2026 and has put the relevant governance structures in place at the beginning of this year.
Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) will continue to be 60% of the total target variable compensation and consists of collective long-term objectives linked to the Bank´s strategy.
For the three-year assessment period 2026 - 2028, the LTI consists of four compensation components, which remain unchanged from the previous, still ongoing assessment periods 2024 - 2026 and 2025 - 2027.
The objectives for the LTI plan 2026 – 2028 are shown in the following:

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Outlook for the 2026 financial year

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025
Compensation of Supervisory Board members
Supervisory Board compensation is regulated in Section 14 of the Articles of Association and was last amended by resolution of the General Meeting on May 17, 2023.
The members of the Supervisory Board receive a fixed annual compensation (“Supervisory Board Compensation”). The amount of the annual base compensation for each Supervisory Board member is € 300,000, for the Supervisory Board
Chairman € 950,000, and for each Deputy Chairperson € 475,000.
Chairs of the committees of the Supervisory Board are paid additional fixed annual compensation amounts as follows:

Committee chair in €
Audit Committee	150,000
Risk Committee	150,000
Technology, Data and Innovation Committee	150,000
Chairman’s Committee	100,000
Nomination Committee	100,000
Compensation Control Committee	100,000
Regulatory Oversight Committee[1]	100,000
Strategy and Sustainability Committee	100,000
Mediation Committee	0
[1] The Regulatory Oversight Committee was dissolved on May 22, 2025 by resolution of the Supervisory Board.
If a Supervisory Board member is chair of more than one committee, compensation is only paid for the committee entitled to the highest amount. The Chairman of the Supervisory Board does not receive any additional compensation for chairing of the committees. Members of the committees do not receive additional compensation.
The compensation determined will be paid to the respective member of the Supervisory Board by, at the latest, two months after submitting invoices and as a rule within the first three months of the following year. In case of a change in
Supervisory Board membership during the year, compensation for the financial year will be paid on a pro rata basis, rounded up/down to full months.
The company reimburses the Supervisory Board members for the cash expenses they incur in the performance of their office, including, to the extent applicable, value added tax (VAT) on their compensation and reimbursements of expenses. Furthermore, any employer contributions to social security schemes that may be applicable under foreign law to the performance of their Supervisory Board work is paid for each Supervisory Board member affected. Finally, the
Supervisory Board Chairman is reimbursed appropriately for travel expenses incurred in performing representative tasks due to his function and reimbursed for costs for the security measures required based on his function.
In the interest of the company, the members of the Supervisory Board are included in an appropriate amount in any financial liability insurance policy held by the company. The premiums for this are paid by the company. A deductible does not have to be specified for the members of the Supervisory Board.
With the effectiveness of the compensation system for the Supervisory Board on May 17, 2023, the Supervisory Board
recommends that its members undertake a voluntary self-commitment to invest a total of at least 10% of the gross annual compensation paid out to them in shares of Deutsche Bank AG and to hold these shares for the duration of their ongoing term of office.
The Supervisory Board is in agreement that any transfer obligations to labor unions will be taken into account in the personal decision on the self-imposed personal investment. Supervisory Board members who already hold, as of the day the voluntary self-commitment is made, a number of Deutsche Bank shares with a countervalue of at least 10% of the
Supervisory Board compensation payable to them for the duration of their current term of office do not have to acquire any further shares.
All shareholder representatives on the Supervisory Board and the member representing senior executives on the
Supervisory Board submitted the voluntary self-commitment to the Supervisory Board or held, at the time of submitting the voluntary self-commitment, shares of Deutsche Bank with a countervalue equivalent to at least 10% of the
Supervisory Board compensation payable to them for the duration of their current term of office.
The individual shareholdings of the members of the Supervisory Board are disclosed in the Corporate Governance
Statement in accordance with Sections 289f and 315d of the German Commercial Code (Handelsgesetzbuch (HGB)).

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025	Supervisory Board Compensation for the 2025 and 2024 financial years
Supervisory Board Compensation for the 2025 and 2024
financial years
Individual members of the Supervisory Board received the following compensation for the 2025 and 2024 financial years
(excluding any value added tax). The table shows the compensation paid and owed to the members of the Supervisory
Board in the 2025 and 2024 financial years pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act
(AktG). In each case the calculation is rounded up/down to full months.

	Compensation for the financial year 2025
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100	—	0	950,000
Frank Schulze	475,000	100	—	0	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83	100,000	17	575,000
Susanne Bleidt	300,000	100	—	0	300,000
Mayree Clark	300,000	67	150,000	33	450,000
Jan Duscheck	300,000	100	—	0	300,000
Manja Eifert	300,000	100	—	0	300,000
Claudia Fieber	300,000	100	—	0	300,000
Sigmar Gabriel	300,000	100	—	0	300,000
Florian Haggenmiller	300,000	100	—	0	300,000
Timo Heider	300,000	100	—	0	300,000
Dr. Klaus Moosmayer[1]	175,000	100	—	0	175,000
Kirsty Roth[1]	175,000	100	—	0	175,000
Gerlinde M. Siebert	300,000	100	—	0	300,000
Yngve Slyngstad	300,000	100	—	0	300,000
Stephan Szukalski	300,000	100	—	0	300,000
John Alexander Thain	300,000	75	100,000	25	400,000
Jürgen Tögel	300,000	100	—	0	300,000
Michele Trogni	300,000	67	150,000	33	450,000
Dr. Dagmar Valcárcel[2]	125,000	67	62,500	33	187,500
Dr. Theodor Weimer[3]	125,000	100	—	0	125,000
Frank Witter	300,000	67	150,000	33	450,000
Total	7,000,000	91	712,500	9	7,712,500
1Member of the Supervisory Board since May 22, 2025
2Member of the Supervisory Board until May 22, 2025. Compensation for chairing of the committees including cash payment pursuant to Section 14 (3) paragraph 1 of the
Articles of Association
3Member of the Supervisory Board until May 22, 2025
All employee representatives on the Supervisory Board, with the exception of Jan Duscheck, Florian Haggenmiller
(member since January 16, 2024), Birgit Laumen (member until January 12, 2024) and Stephan Szukalski, are or were employed in the 2025 and 2024 financial years by Deutsche Bank Group. In the 2025 financial year, these members were paid a total amount of € 1.40 million (in the form of salary, retirement and pension payments) in addition to their
Supervisory Board compensation.
Members of the Supervisory Board are not provided any benefits after they have left the Supervisory Board, although members who are or were employed by the bank are entitled to the benefits associated with the end of such employment (i.e., not on the basis of their Supervisory Board work). During 2025, € 0.13 million were set aside for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by the bank.

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025	Supervisory Board Compensation for the 2025 and 2024 financial years

	Compensation for the financial year 2024
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100	—	0	950,000
Frank Schulze	475,000	100	—	0	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83	100,000	17	575,000
Susanne Bleidt	300,000	100	—	0	300,000
Mayree Clark	300,000	67	150,000	33	450,000
Jan Duscheck	300,000	100	—	0	300,000
Manja Eifert	300,000	100	—	0	300,000
Claudia Fieber	300,000	100	—	0	300,000
Sigmar Gabriel	300,000	100	—	0	300,000
Florian Haggenmiller[1]	275,000	100	—	0	275,000
Timo Heider	300,000	100	—	0	300,000
Birgit Laumen[2]	—	—	—	0	—
Gerlinde M. Siebert	300,000	100	—	0	300,000
Yngve Slyngstad	300,000	100	—	0	300,000
Stephan Szukalski	300,000	100	—	0	300,000
John Alexander Thain	300,000	75	100,000	25	400,000
Jürgen Tögel	300,000	100	—	0	300,000
Michele Trogni	300,000	67	150,000	33	450,000
Dr. Dagmar Valcárcel[3]	300,000	67	150,000	33	450,000
Dr. Theodor Weimer	300,000	100	—	0	300,000
Frank Witter	300,000	67	150,000	33	450,000
Total	6,975,000	90	800,000	10	7,775,000
1Member of the Supervisory Board since January 16, 2024
2Member of the Supervisory Board until January 12, 2024
3Compensation for chairing of the committees including cash payment pursuant to Section 14 (3) paragraph 1 of the Articles of Association
Supervisory Board members whose current term of office began before May 17, 2023, were paid out the virtual shares they earned on a cumulative basis during the current term of office until May 17, 2023, in February 2024, as reported on in more detail in the Annual Report 2024.

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025
Comparative presentation of compensation and
earnings trends
The following table shows the comparative presentation of the change from year to year in the compensation, in the earnings of the company and the Group as well as in the average compensation of employees on a full-time equivalent basis over the last five financial years.
The information on the compensation of the current and former members of the Management Board and Supervisory
Board reflects the individualized statement in the Compensation Report of the paid or owed compensation pursuant to
Section 162 (1) sentence 2 No. 1 of the German Stock Corporation Act. The presentation of the development of the company’s earnings is to reflect, according to the legal requirements, those of the stand-alone listed company, i.e.,
Deutsche Bank AG. Accordingly, the net income (net loss) of Deutsche Bank AG is used to present earnings within the meaning of Section 162 (1) sentence 2 No. 2 of the German Stock Corporation Act. As the Management Board
compensation is measured on the basis of Group figures, the earnings figures for the Group are additionally shown for the comparative presentation. These Group earnings figures are net income (net loss), cost/income ratio and Return on
Tangible Equity (RoTE). For the group of employees for the comparison, the data relevant for Deutsche Bank Group were used in light of Deutsche Bank’s global workforce. The group of employees for the comparison comprises all of the employees worldwide of Deutsche Bank Group.

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
1. Company profit development
Net income (net loss) of Deutsche Bank AG (in € m)	6,183	2,883	4,999	5,506	1,919	114	(42)	(9)	187
Net income (net loss) of Deutsche Bank Group (in € m)	6,931	3,366	4,772	5,525	2,365	106	(29)	(14)	134
Cost/income ratio of Deutsche Bank Group (in %)	64.4%	76.3%	75.1%	74.9%	84.6%	(16)	2	0	(11)
Return on Tangible Equity (RoTE) of Deutsche Bank	10.3%	4.7%	7.4%	9.4%	3.8%	122	(38)	(21)	147
2. Average compensation employees
World-wide on a full-time equivalent basis	120,974	122,985	116,713	125,301	120,336	(2)	5	(7)	4
3. Management Board compensation (in € t.)
Current Management Board members
Christian Sewing (member since January 1, 2015)	15,556	4,876	5,010	4,394	3,867	N/M	(3)	14	14
James von Moltke (member since July 1, 2017)	11,217	4,740	4,065	3,783	4,009	137	17	7	(6)
Fabrizio Campelli (member since November 1, 2019)	6,998	4,129	3,909	2,744	2,420	69	6	42	13
Dr. Marcus Chromik (member since May 1 ,2025)	1,903	—	—	—	—	0	0	0	0
Bernd Leukert (member since January 1, 2020)	5,264	3,065	2,990	2,593	2,419	72	3	15	7
Alexander von zur Mühlen (member since August 1, 2020)	6,746	4,133	3,767	3,412	3,157	63	10	10	8
Laura Padovani (member since July 1, 2024)	2,787	1,112	—	—	—	151	0	0	0
Claudio de Sanctis (member since July 1, 2023)	4,540	3,220	1,509	—	—	41	113	0	0
Rebecca Short (member since May 1, 2021)	4,720	2,946	2,674	2,436	1,606	60	10	10	52

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
Members who left the Management Board during the financial year
Prof. Dr. Stefan Simon (member until April 30, 2025)	5,873[1]	4,118	3,319	2,488	2,446	43	24	33	2
Olivier Vigneron (member until May 19, 2025)	2,541[1]	2,679	2,433	1,508	—	(5)	10	61	0
Members who left the Management Board before the financial year
Karl von Rohr (member until October 31, 2023	7,622	2,425[1]	3,727	3,444	3,235	N/M	(35)	8	6
Christiana Riley (member until May 17, 2023)	—	2	2,673	3,653	3,079	(100)	(100)	(27)	19
Stuart Lewis (member until May 19, 2023)	9,607	388	1,363	2,648	3,079	N/M	(72)	(49)	(14)
Frank Kuhnke (member until 30 April 2021)	734	200	348	1,626[1]	2,264[1]	N/M	(43)	(79)	(28)
Werner Steinmüller (member until July 31, 2020)	4,748	134	283	283	3,117	N/M	(53)	0	(91)
Sylvie Matherat (member until July 31, 2019)	13,946[1]	2,335[1]	132	134	211	N/M	N/M	(1)	(36)
Garth Ritchie (member until July 31, 2019)	12,622[1]	1,790[1]	268	268	2,071	N/M	N/M	0	(87)
Nicolas Moreau (member until Dec 31, 2018)	9,016[1]	2,736[1]	286	317	299	N/M	N/M	(10)	6
Dr. Marcus Schenck (member until May 24, 2018)	2,032	—	65	65	65	0	(100)	0	0
John Cryan (member until April 8, 2018)	1,468	4,382[1]	3,312[1]	47	47	(67)	32	N/M	0
4. Supervisory Board compensation (in € t.)
Current Supervisory Board members
Alexander Wynaendts (member since May 19, 2022)	950	950	929	496	—	0	2	87	0
Frank Schulze (member since May 17, 2023)	475	475	277	—	—	0	71	0	0
Prof. Dr. Norbert Winkeljohann (member since August 1, 2018)	575	575	565	521	496	0	2	8	5
Susanne Bleidt (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Mayree Clark (member since May 24, 2018)	450	450	429	429	450	0	5	0	(5)
Jan Duscheck (member since August 2, 2016)	300	300	300	300	271	0	0	0	11
Manja Eifert (member since April 7, 2022)	300	300	258	117	—	0	16	121	0
Claudia Fieber (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Sigmar Gabriel (member since March 11, 2020)	300	300	258	200	200	0	16	29	0
Florian Haggenmiller (member since January 16, 2024)	300	275	—	—	—	9	0	0	0
Timo Heider (member since May 23, 2013)	300	300	279	308	292	0	8	(9)	5
Dr. Klaus Moosmayer (member since May 22, 2025)	175	—	—	—	—	0	0	0	0
Kirsty Roth (member since May 22, 2025)	175	—	—	—	—	0	0	0	0
Gerlinde Siebert (member since May 17, 2023)	300	300	175	—	—	0	71	0	0

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
Yngve Slyngstad (member since May 19, 2022)	300	300	258	100	—	0	16	158	0
Stephan Szukalski (member until December 31, 2020; member since May 17, 2023)	300	300	175	—	—	0	71	0	0
John Alexander Thain (member since May 24, 2018)	400	400	317	200	200	0	26	59	0
Jürgen Tögel (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Michele Trogni (member since May 24, 2018)	450	450	450	450	392	0	0	0	15
Frank Witter (member since May 27, 2021)	450	450	388	300	142	0	16	29	111
Former Supervisory Board members
Dr. Dagmar Valcárcel (member until May 22, 2025)	187	450	450	450	450	(58)	0	0	0
Dr. Theodor Weimer (member until May 22, 2025)	125	300	258	200	200	(58)	16	29	0
Ludwig Blomeyer-Bartenstein (member until May 17, 2023)	—	—	125	300	300	0	(100)	(58)	0
Detlef Polaschek (member until May 17, 2023)	—	—	188	450	450	0	(100)	(58)	0
Martina Klee (member until May 17, 2023)	—	—	83	200	171	0	(100)	(59)	17
Birgit Laumen (member until January 12, 2024)	—	—	175	—	—	0	(100)	0	0
Gabriele Platscher (member until May 17, 2023)	—	—	125	300	300	0	(100)	(58)	0
Bernd Rose (member until May 17, 2023)	—	—	146	350	321	0	(100)	(58)	9
Stefan Viertel (member until May 17, 2023)	—	—	146	321	242	0	(100)	(55)	33
Frank Werneke (member until May 17, 2023)	—	—	125	300	8	0	(100)	(58)	N/M
Dr. Paul Achleitner (member until May 19, 2022)	—	—	—	375	871	0	0	(100)	(57)
Dr. Gerhard Eschelbeck (member until May 19, 2022)	—	—	—	104	217	0	0	(100)	(52)
Henriette Mark (member until March 31, 2022)	—	—	—	63	250	0	0	(100)	(75)
Frank Bsirske (member until October 27, 2021)	—	—	—	—	250	0	0	0	(100)
Gerd Alexander Schütz (member until May 27, 2021)	—	—	—	—	50	0	0	0	(100)
N/M – Not meaningful
1 Including Termination Benefits

Deutsche Bank	Independent auditor’s report
Annual Report 2025
Independent auditor’s report
To Deutsche Bank Aktiengesellschaft, Frankfurt am Main
We have audited the attached remuneration report of Deutsche Bank Aktiengesellschaft prepared to comply with Sec.
162 AktG [“Aktiengesetz”: German Stock Corporation Act] for the fiscal year from 1 January 2025 to 31 December 2025 and the related disclosures. We have not audited the content of the disclosures in section “Compensation of the employees” where they go beyond the scope of Sec. 162 AktG.
Responsibilities of the executive directors and the supervisory board
The executive directors and Supervisory Board of Deutsche Bank Aktiengesellschaft are responsible for the preparation of the remuneration report and the related disclosures in compliance with the requirements of Sec. 162 AktG. In addition, the executive directors and Supervisory Board are responsible for such internal control as they determine is necessary to enable the preparation of a remuneration report and the related disclosures that are free from material misstatement, whether due to fraud (i.e., fraudulent financial reporting and misappropriation of assets) or error.
Auditor’s responsibility
Our responsibility is to express an opinion on this remuneration report and the related disclosures based on our audit. We conducted our audit in compliance with German Generally Accepted Standards for Financial Statement Audits
promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report and the related disclosures are free from material misstatement, whether due to fraud or error.
An audit involves performing procedures to obtain audit evidence about the amounts in the remuneration report and the related disclosures. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the remuneration report and the related disclosures, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the remuneration report and the related disclosures in order to plan and perform audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the accounting policies used and the reasonableness of accounting estimates made by the executive directors and Supervisory Board, as well as evaluating the overall presentation of the remuneration report and the related disclosures.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, on the basis of the knowledge obtained in the audit, the remuneration report for the fiscal year from 1
January 2025 to 31 December 2025 and the related disclosures comply, in all material respects, with the financial reporting provisions of Sec. 162 AktG. We do not express an opinion on the content of the abovementioned disclosures of the remuneration report that go beyond the scope of Sec. 162 AktG.

Deutsche Bank	Independent auditor’s report
Annual Report 2025
Other matter – formal audit of the remuneration report
The audit of the content of the remuneration report described in this auditor’s report comprises the formal audit of the remuneration report required by Sec. 162 (3) AktG and the issue of a report on this audit. As we are issuing an unqualified opinion on the audit of the content of the remuneration report, this also includes the opinion that the disclosures pursuant to Sec. 162 (1) and (2) AktG are made in the remuneration report in all material respects.
Eschborn/Frankfurt am Main, 9 March 2026
EY GmbH & Co. KG
Wirtschaftsprüfungsgesellschaft
RothermelSchreiber
Wirtschaftsprüfer Wirtschaftsprüfer
[German Public Auditor][German Public Auditor]

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Regulatory environment

Compensation of the employees (unaudited)
The content of the 2025 Employee Compensation Report is based on the qualitative and quantitative remuneration disclosure requirements outlined in Article 450 No. 1 (a) to (j) Capital Requirements Regulation (CRR) in conjunction with
Section 16 of the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).
This Compensation Report takes a group-wide view and covers all consolidated entities of the Deutsche Bank Group. In accordance with regulatory requirements, equivalent reports for 2025 are prepared for BHW Bausparkasse AG classified as Significant Institution in the meaning of the German Banking Act as well as for other subsidiaries within Deutsche Bank
Group in accordance with local regulatory requirements.
Regulatory environment
Ensuring compliance with regulatory requirements is an overarching consideration in the bank’s Group Compensation
Strategy. The bank strives to be at the forefront of implementing regulatory requirements with respect to compensation and will continue to maintain a close exchange with its prudential supervisor, the European Central Bank (ECB), to be in compliance with all existing and new requirements.
As an EU-headquartered institution, Deutsche Bank is subject to the Capital Requirements Regulation/Directive (CRR/
CRD) globally, as transposed into German national law in the German Banking Act and InstVV. These rules are applied to all of Deutsche Bank subsidiaries and branches world-wide to the extent required in accordance with Section 27 InstVV.
As a Significant Institution within the meaning of the German Banking Act, Deutsche Bank identifies all employees whose work is deemed to have a material impact on the overall risk profile (Material Risk Takers or MRTs) in accordance with the criteria stipulated in the German Banking Act and in the Commission Delegated Regulation 2021/923. MRT identification is performed for Deutsche Bank Group as well as for institutions in the EU at institutional level.
Taking into account more specific sectorial legislation and in accordance with InstVV, some of Deutsche Bank’s subsidiaries (in particular within the DWS Group) fall under sector specific remuneration rules, such as the Alternative
Investments Fund Managers Directive (AIFMD), the Undertakings for Collective Investments in Transferable Securities
Directive (UCITS) and the Investment Firm Directive (IFD) including the applicable local transpositions. MRTs are also identified in these subsidiaries. Identified employees are subject to the remuneration provisions outlined in the applicable
Guidelines on sound remuneration policies published by the European Securities and Markets Authority (ESMA) and the
European Banking Authority (EBA).
Deutsche Bank takes into account the regulations targeted at employees who engage directly or indirectly with the bank’s clients, for instance as per the local transpositions of the Markets in Financial Instruments Directive II – MiFID II.
Accordingly, specific provisions for employees deemed to be Relevant Persons are implemented with a view to ensuring that they act in the best interest of the bank’s clients.
Where applicable, Deutsche Bank is also subject to specific rules and regulations implemented by local regulators. Many of these requirements are aligned with the InstVV. However, where variations are apparent, proactive and open discussions with regulators have enabled the bank to follow the local regulations whilst ensuring that any impacted employees or locations remain within the bank’s overall Group Compensation Framework. This includes, amongst others, the compensation structures applied to Covered Employees in the United States under the requirements of the Federal
Reserve Board as well as the requirements related to compensation recovery for executive officers in the event of an accounting restatement as required by the U.S. Securities and Exchange Commission. In any case, the InstVV requirements are applied as minimum standards globally.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation governance

Compensation governance
Deutsche Bank has a robust governance structure enabling it to operate within the clear parameters of its Compensation
Strategy and Policy. In accordance with the German two-tier board structure, the Supervisory Board governs the compensation of the Management Board members while the Management Board oversees compensation matters for all other employees in the Group. Both the Supervisory Board and the Management Board are supported by specific committees and functions, in particular the Compensation Control Committee (CCC), the Compensation Officer, and the
Senior Executive Compensation Committee (SECC).
In line with their responsibilities, the bank’s control functions as per InstVV are involved in the design and application of the bank’s remuneration systems, in the identification of MRTs and in determining the total amount of Variable
Compensation. This includes assessing the impact of employees’ behavior and the business-related risks, performance criteria, granting of remuneration and severances as well as ex-post risk adjustments.
Reward governance structure
1Does not comprise a complete list of Supervisory Board Committees
Compensation Control Committee (CCC)
The Supervisory Board has set up the CCC to support in establishing and monitoring the structure of the compensation system for the Management Board Members of Deutsche Bank AG. Furthermore, the CCC monitors the appropriateness of the compensation systems for the employees of Deutsche Bank Group, as established by the Management Board and the SECC. The CCC reviews whether the total amount of Variable Compensation is affordable and set in accordance with the risk, capital and liquidity situation as well as in alignment with the business and risk strategies. Furthermore, the CCC supports the Supervisory Board in monitoring the bank’s MRT identification process.
Further details, including the composition and the number of meetings held, can be found in the Report of the
Supervisory Board within this Annual Report.
Compensation Officer
The Management Board, in cooperation with the CCC, has appointed a Group Compensation Officer to support the
Supervisory Boards of Deutsche Bank AG and of the bank’s Significant Institutions in Germany in performing their compensation related duties. The Compensation Officer is involved in the conceptual review, development, monitoring and application of the employees’ compensation systems, the MRT identification and remuneration disclosures on an ongoing basis. The Compensation Officer performs all relevant monitoring obligations independently, provides an assessment on the appropriateness of the design and strategy of the compensation systems for employees at least annually and regularly supports and advises the CCC.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation governance

Senior Executive Compensation Committee (SECC)
The SECC is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. As part of this mandate, the SECC establishes the Compensation and Benefits Strategy, Policy and corresponding guiding principles, which provide the overarching framework for both
Fixed Pay and Variable Compensation. This includes ensuring that the overall compensation structures are aligned with regulatory requirements and the bank’s compensation principles. Moreover, using quantitative and qualitative factors, the SECC assesses Group and divisional performance as a basis for compensation decisions and makes recommendations to the Management Board regarding the total amount of annual Variable Compensation and its allocation across business divisions and infrastructure functions.
In order to maintain its independence, only representatives from infrastructure and control functions who are not aligned to any of the business divisions are members of the SECC. In 2025, the SECC’s membership comprised of the DB AG
Management Board member responsible for Human Resources and the Chief Financial Officer as Co-Chairpersons, the
Head of Compliance, the Head of Human Resources and the Head of Performance & Reward as well as an additional representative from both Finance and Risk as voting members. The Compensation Officer and an additional representative from Finance participated as non-voting members. The SECC generally meets on a monthly basis but with more frequent meetings during the compensation determination process. It held 15 meetings in total with regard to the compensation process for the performance year 2025.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation and Benefits Strategy

Compensation and Benefits Strategy
Deutsche Bank recognizes that its compensation framework plays a vital role in supporting its strategic objectives. It enables the bank to attract and retain the individuals required to achieve the bank’s objectives. The Compensation and
Benefits Strategy is built on three core pillars (Principles, Performance and Processes as outlined below) that support the bank’s global, client-centric business and risk strategy, reinforced by safe and sound compensation practices that operate within the bank’s profitability, solvency and liquidity position.

Principles	Performance	Processes
– Support the delivery of our sustainable growth **strategy as a Global Hausbank** – Align with **clients' and shareholder interests** and manage costs effectively – **Prevent inappropriate risk taking** and taking into account various risk types including (**ESG) risk** – **Attract** and **retain best talent** by having market-aligned and competitive frameworks and processes – Support our **purpose and aspirational culture,** incl. promotion of a **strong risk and "speak up" culture**	– Create an environment for **motivated**, **engaged** and **committed** employees – Strong link between performance and pay outcomes to foster a **sustainable performance culture** – Apply and promote the bank's **guiding principles of our aspirational culture** and the **Code of Conduct** more broadly and apply **appropriate consequences for failing to meet required standards**	Processes designed to: – Foster a gender-neutral approach, be **simple and transparent** and ensure **equity and fairness** – Ensure compliance with legal and **regulatory** requirements – Prevent inappropriate risk-taking by incorporating **risk management** measures

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Group Compensation Framework

Group Compensation Framework
The compensation framework, generally applicable globally across all regions and business lines, emphasizes an appropriate balance between Fixed Pay and Variable Compensation – together forming Total Compensation. It aligns incentives for sustainable performance at all levels of Deutsche Bank whilst ensuring the transparency of compensation decisions and their impact on shareholders and employees. The underlying principles of Deutsche Bank’s Compensation
Framework are applied to all employees equally and are supported by the key principle ‘equal pay for equal work or work of equal value’ and the necessity for equal opportunities, irrespective of differences in, e.g., tenure, gender or ethnicity.
Pursuant to CRD and the requirements subsequently adopted in the German Banking Act, Deutsche Bank is subject to a maximum ratio of 1:1 with regard to fixed-to-variable remuneration components, which was increased to 1:2 for a limited population with shareholder approval on May 22, 2014 with an approval rate of 95.27%, based on valid votes by 27.68%
of the share capital represented at the Annual General Meeting. The remuneration of employees in control functions as defined by InstVV (comprising Risk, Compliance and Anti-Financial Crime, Group Audit and the Group Compensation
Officer and his Deputy) is predominately based on Fixed Pay.
According to the bank’s compensation framework, all employees are entitled to individual Variable Compensation. The standardized Variable Compensation orientation model, which incorporates orientation values determined by division, profession, and seniority, indicates the average expected Variable Compensation as a percentage of Fixed Pay, thus ensuring an appropriate balance between Fixed Pay and Variable Compensation.
Fixed Pay is the key and primary compensation element for most employees globally. It is a fixed regular payment based on transparent and predetermined conditions. It is delivered in the form of base salary and where applicable local specific fixed pay allowances. Fixed Pay reflects the value of the individual role and function within the organization, regional and divisional specifics and rewards the factors an employee brings to the organization such as qualification, skills and experience required for the role in line with remuneration levels in the specific geographic location and level of responsibility.
Variable Compensation is a discretionary compensation component that reflects Group, Divisional risk-adjusted financial and non-financial performance as well as individual contributions. It acknowledges that employees contribute to the success of their Division and the Group as a whole. At the same time, Variable Compensation allows the bank to differentiate individual contributions and to drive behavior and conduct through an incentive system that can positively influence culture and the achievement of the bank’s strategic objectives and to apply consequences for falling below the standards of delivery, behavior and conduct by reducing the Variable Compensation.
In the context of InstVV, severance payments are considered Variable Compensation. The bank’s severance framework ensures full alignment with the respective InstVV requirements.
Employee benefits are considered Fixed Pay from a regulatory perspective, as they have no direct link to performance or discretion. They are granted in accordance with applicable local market practices and requirements. Pension expenses represent the main element of the bank’s benefits portfolio globally.
Total Compensation is made up of defined Fixed Pay, Variable Compensation and is supplemented by benefits.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Employee groups with specific compensation structures

Employee groups with specific compensation structures
For some areas of the bank, compensation structures deviate in some respects from the Group Compensation Framework outlined above, but within regulatory boundaries.
Postbank units
While executive staff of former Postbank generally follow the remuneration structure of Deutsche Bank, the compensation for any other staff in Postbank units is based on specific frameworks agreed with trade unions or with the respective workers’ councils. Where no collective agreements exist, compensation is subject to individual contracts. In general, non-executive and tariff staff in Postbank units receive Variable Compensation, but the structure and portion of
Variable Compensation can differ between legal entities. Notwithstanding these specific frameworks, Variable
Compensation of Postbank units is subject to the bank’s overarching compensation governance overseen by the SECC.
DWS
DWS asset management entities and employees fall under AIFMD, UCITS or IFD regulation, and only DWS employees who are deemed to have a material impact on the risk profile of Deutsche Bank Group remain in scope of the bank’s
Group InstVV requirements. DWS has established its own compensation governance, policy, and structures, as well as
Risk Taker identification process in line with its regulatory requirements. These structures and processes are aligned with
InstVV where required but tailored towards the Asset Management business. Pursuant to the ESMA/EBA Guidelines,
DWS’s compensation strategy is designed to ensure an appropriate ratio between Fixed and Variable Compensation.
Generally, DWS applies remuneration rules that are equivalent to the Deutsche Bank Group approach, but use DWS
Group-related parameters, where possible. Notable deviations from the Group Compensation Framework include the use of share-based instruments linked to DWS shares and fund-linked instruments. These serve to improve the alignment of employee compensation with DWS’ shareholders’ and investors’ interests.
Tariff staff
Tariff staff are either subject to a collective agreement (Tarifvertrag für das private Bankgewerbe und die öffentlichen
Banken), as negotiated between trade unions and employer associations, or subject to agreements as negotiated with the respective trade unions directly. The remuneration of tariff staff is included in the quantitative disclosures in this
Report.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Determination of performance-based Variable Compensation

Determination of performance-based Variable Compensation
The bank puts a strong focus on its governance related to compensation decision-making processes. A robust set of rule-
based principles for compensation decisions with close links to the performance of both businesses and individuals were applied.
The total amount of Variable Compensation for any given performance year is derived from an assessment of the bank’s profitability, solvency, and liquidity position (affordability assessment), Group performance and the performance of divisions and infrastructure functions in support of achieving the bank’s strategic objectives.
In a first step, Deutsche Bank assesses the bank’s affordability as well as other limitations (such as external financial goals) to determine what the bank “can” award in line with regulatory and internal requirements. This assessment also takes into account forward‑looking considerations of the bank’s multi‑year strategic plan including its multi-year capital plan. In the next step, the bank assesses divisional risk-adjusted performance, i.e., what the bank “should” award in order to provide an appropriate compensation for contributions to the bank’s success.
The proportion of the Variable Compensation pools related to Group performance, which has a weighting of 25%, is determined based on the performance of a selected number of Group’s Key Performance Indicators (KPIs), including
Cost/Income Ratio (CIR), Post-Tax Return on Tangible Equity (RoTE), ESG: Environmental - Sustainable Financing and
ESG Investments, Social - Gender Diversity and Governance - Audit Control Risk Management Grade.
When assessing divisional performance, a range of considerations are referenced. Performance is assessed in the context of financial and – based on Balanced Scorecards – non-financial targets. To ensure that performance is reviewed in its entirety and that consideration is also given to criteria that are difficult to evaluate with a solely formulaic approach, the
SECC additionally conducts a qualitative review. Following the quantitative calculation of the combined performance assessed Variable Compensation pools, the SECC will review a set of pre-defined qualitative criteria related to both financial and non-financial performance and may decide to apply a maximum 10 percentage points up or down overlay on the divisional performance assessment. The financial targets for front-office divisions are subject to appropriate risk-
adjustment, in particular by referencing the degree of future potential risks to which Deutsche Bank may be exposed, and the amount of capital required to absorb severe unexpected losses arising from these risks. For the infrastructure functions, the financial performance assessment is mainly based on the achievement of cost targets. While the allocation of Variable Compensation to infrastructure functions, and in particular to control functions, depends on both Deutsche
Bank’s overall and their own performance, it is not dependent on the performance of the division(s) that these functions oversee.
At the level of the individual employee, the Variable Compensation Guiding Principles are established, which detail the factors and metrics that managers need to take into account when making Variable Compensation decisions. In doing so, they must fully appreciate the risk-taking activities of individuals to ensure that Variable Compensation allocations are balanced and risk-taking is not inappropriately incentivized. The factors and metrics to be considered include, but are not limited to, (i) business delivery (“What”), i.e., quantitative and qualitative financial, risk-adjusted and non-financial performance metrics, and (ii) behavior (“How”), i.e., culture, conduct and control considerations such as qualitative inputs from control functions or disciplinary sanctions. Variable Compensation setting recommendations help managers to translate individual performance (“What” and “How”) into appropriate pay outcomes. Generally, performance is assessed based on a one-year period. However, for Management Board members of all Significant Institutions, a performance period of three years is taken into account.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Variable Compensation structure
Variable Compensation structure
The compensation structures are designed to provide a mechanism that promotes and supports long-term performance of employees and the bank. Whilst a portion of Variable Compensation is paid upfront, these structures require that an appropriate portion is deferred to ensure alignment to the sustainable performance of the Group. For both parts of
Variable Compensation, Deutsche Bank shares are used as instruments and as an effective way to align compensation with Deutsche Bank’s sustainable performance and the interests of shareholders.
The bank continues to go beyond regulatory requirements with the scope as well as the amount of Variable
Compensation that is deferred and the minimum deferral periods for certain employee groups. The deferral rate and period are determined based on the risk categorization of the employee as well as the business unit. Where applicable, the bank starts to defer parts of Variable Compensation for MRTs where Variable Compensation is set at or above
€ 50,000 or where Variable Compensation exceeds 1/3 of Total Compensation. For non-MRTs, deferrals start at higher levels of Variable Compensation. MRTs are on average subject to deferral rates in excess of the minimum 40% (60% for
Senior Management) as required by InstVV. For MRTs in Material Business Units (MBU) the bank applies a deferral rate of at least 50%. The Variable Compensation threshold for MRTs requiring at least 60% deferral is set at € 500,000. Moreover, for all employees whose Fixed Pay exceeds the amount of € 600,000, the full amount of the Variable Compensation is deferred.
As detailed in the table below, deferral periods range from three to five years, dependent on employee groups.
Overview of 2025 award types (excluding DWS Group)

Award Type	Description	Beneficiaries	Deferral Period	Retention Period	Portion

Upfront: Cash Variable Compensation (VC)	Upfront cash	All eligible employees	N/A	N/A	100% of VC, except employees with deferred awards
Upfront: Equity Upfront Award (EUA)	Upfront equity (linked to Deutsche Bank’s share price over the retention period)	MRTs with VC ≥ € 50,000 or where VC exceeds 1/3 of Total Compensation (TC) Non-MRTs with deferred awards where 2025 TC > € 500,000	N/A	12 months	50% of upfront VC
Deferred: Restricted Incentive Award (RIA)	Deferred cash	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	N/A	50% of deferred VC
Deferred: Restricted Equity Award (REA)	Deferred equity (linked to Deutsche Bank’s share price over the vesting and retention period)	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.[1]: 5 years Non-MRTs: 3 years	12 months for MRTs	50% of deferred VC
N/A – Not applicable
1For the purpose of Performance Year 2025 annual awards, Senior Management is defined DB AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to
Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of Significant Institutions in the meaning of the German
Banking Act; respective MB-1 positions with managerial responsibility; for the specific deferral rules for the Management Board of Deutsche Bank AG refer to the
Compensation Report for the Management Board
Employees are not allowed to sell, pledge, transfer or assign a deferred award or any rights in respect to the award. They may not enter into any transaction having the economic effect of hedging any Variable Compensation, for example offsetting the risk of price movement with respect to the equity-based award. Compliance, overseen by the
Compensation Officer, monitors that employee trading activity complies with this requirement.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Ex-post risk adjustment of Variable Compensation

Ex-post risk adjustment of Variable Compensation
In line with regulatory requirements relating to ex-post risk adjustment of Variable Compensation, the bank believes that a long-term view on conduct and performance of its employees is a key element of deferred Variable Compensation. As a result, under the Management Board’s oversight, all deferred awards are subject to performance conditions and forfeiture provisions as detailed below.
Overview of Deutsche Bank Group performance conditions and forfeiture provisions of Variable Compensation granted for
Performance Year 2025
1Considering clearly defined and governed adjustments for relevant Profit and Loss items (e.g., business restructurings; impairments of goodwill or intangibles)
2Only applicable to InstVV MRTs in front office divisions
3Other provisions may apply as outlined in the respective plan rules

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation decisions for 2025

Compensation decisions for 2025
Year-end considerations and decisions for 2025
All compensation decisions are made within the boundaries of regulatory requirements. These requirements form the overarching framework for determining compensation at Deutsche Bank. In particular, management must ensure that compensation decisions are not detrimental to maintaining the bank’s sound capital base and liquidity reserves.
In 2025, Deutsche Bank delivered record financial results despite operating in a global environment marked by persistent geopolitical uncertainties and macroeconomic challenges. The bank generated a pre-tax profit of € 9.7 billion, more than doubled net profit to € 7.1 billion versus the prior year and achieved a post-tax RoTE of 10.3%. This exceptional performance reflects the continued strength of the Global Hausbank Strategy.
The bank’s employees delivered sustained business growth, with revenues rising 7% to € 32.1 billion in line with the bank’s goals. This, combined with continued cost discipline and cumulative impact of the bank’s transformation efforts and operational efficiencies, enabled Deutsche Bank to maintain strong capital levels while simultaneously increasing capital distributions to shareholders, including a significant rise in the dividend proposed in respect of 2025. Deutsche
Bank’s 2025 compensation decisions reflect its commitment to recognize appropriately the contributions of its employees and set fair and competitive compensation levels while also maintaining cost discipline, investing further in business growth and controls, sustaining capital and balance sheet strength, and enabling continued growth in returns to shareholders. The SECC continuously monitored potential Variable Compensation awards with due consideration to these priorities throughout the year.
Taking due account of all these factors, the Management Board determined that the bank is in a position to award
Variable Compensation, including a year-end performance-based Variable Compensation pool, of € 2.681 billion for
2025 (2024: € 2.514 billion). The increase of year-end performance-based Variable Compensation reflects the strong performance across the bank.
The Variable Compensation for the Management Board of Deutsche Bank AG was determined, as always, by the
Supervisory Board in a separate process, but is included in the tables and charts below.
Compensation awards for 2025 – all employees

	2025									2024
in € m. (unless stated otherwise)¹	Super- visory Board²	Mana- gement Board[3]	CB3	IB3	PB3	AM3	Control Func- tions[3]	Corporate Func- tions[3]	Group Total	Group Total
Number of employees (full-time equivalent)	20	9	16,601	8,188	23,337	4,835	6,682	30,227	89,879	89,753
Total Compensation	8	82	1,438	2,677	2,459	812	803	2,865	11,136	11,056
Base salary and allowances	8	27	1,059	1,334	1,826	488	646	2,221	7,600	7,606
Pension expenses	—	5	70	70	82	41	46	148	462	474
Fixed Pay according to § 2 InstVV	8	32	1,129	1,403	1,908	529	692	2,369	8,062	8,081
Year-end performance-based Variable Compensation[4]	—	43	274	1,230	350	241	99	444	2,681	2,514
Other Variable Compensation[4]	—	2	1	18	27	29	1	3	78	55
Severance payments	—	6	34	26	174	13	11	49	313	405
Variable Pay according to § 2 InstVV	—	51	309	1,274	551	282	111	496	3,072	2,975
1The table may contain marginal rounding differences; FTE (full-time equivalent) as of December 31, 2025; shows remuneration awarded to all employees (including 2025 leavers)
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG (they are not considered for the Group Total number of employees); employee representatives are considered with their compensation for the Supervisory Board role only (their employee compensation is included in the relevant divisional column);
the remuneration for members of the Deutsche Bank AG Supervisory Board is not reflected in the Group Total
3Management Board represents the Management Board Members of Deutsche Bank AG; IB = Investment Bank; CB = Corporate Bank; PB = Private Bank; AM = Asset
Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure
Function which is neither captured as a Control Function nor part of any division
4Year-end performance-based Variable Compensation reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; other Variable Compensation includes other contractual Variable
Compensation commitments such as sign-on awards, retention awards and specific Variable Compensation elements for tariff staff and civil servants; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation decisions for 2025

Reported year-end performance-based Variable Compensation and deferral rates year over year – all employees
Deutsche Bank continues to apply deferral structures that go beyond the regulatory minimum, resulting in an overall deferral rate (all employees including non-MRT population) of 44% in 2025 (compared to 46% in 2024). For the MRT population only, the deferral rate amounts to 89% (compared to 92% in 2024).

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure

Material Risk Taker compensation disclosure
On a global basis, 1,522 employees were identified as MRTs according to CRD/InstVV for financial year 2025, compared to 1,451 employees for 2024. The number of 2025 Group MRTs amounts to 1,287 individuals. Moreover, 298 individuals were identified at an institutional level (thereof 63 Group MRTs). The remuneration elements for all those MRTs on a consolidated basis are detailed in the tables below in accordance with Article 450 CRR. Where applicable, the EU REM tables display the prescribed business lines as per Annex XXXIII of Regulation No 575/2013.
With regard to deferral arrangements and pay-out instruments, 42 MRTs, whose total remuneration amounts to
€ 9.7 million (thereof € 3.3 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (a) and 96 MRTs, whose total remuneration amounts to € 14.3 million (thereof
€ 2.7 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3)
CRD point (b).
Remuneration for 2025 - Material Risk Takers (REM 1)

		2025
	in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Fixed Pay	Number of MRTs[5]	20	9	243	1,102	1,374
	Total Fixed Pay	8	32	175	632	847
	of which: cash-based	8	28	169	599	804
	of which: shares or equivalent ownership interests	—	—	—	—	—
	of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—	—
	of which: other instruments	—	—	—	—	—
	of which: other forms	—	3	6	33	43
Variable Pay	Number of MRTs[5]	—	9	240	1,061	1,310
	Total Variable Pay[6]	—	51	190	706	946
	of which: cash-based	—	13	96	362	472
	of which: deferred	—	2	83	264	349
	of which: shares or equivalent ownership interests	—	37	86	343	466
	of which: deferred	—	28	81	264	373
	of which: share-linked instruments or equivalent non-cash instruments	—	—	6	—	6
	of which: deferred	—	—	4	—	4
	of which: other instruments	—	—	2	—	2
	of which: deferred	—	—	2	—	2
	of which: other forms	—	—	—	—	—
	of which: deferred	—	—	—	—	—
	Total Pay	8	82	365	1,338	1,793
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Beneficiaries only as of December 31, 2025 (HC reported for Supervisory Board and Management Board, FTE reported for the remaining part); therefore, the totals do not add up to the 1,522 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2025 leavers)
6Variable Pay includes Deutsche Bank´s year-end performance-based Variable Compensation for 2025, other Variable Compensation and severance payments; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure

Guaranteed variable remuneration and severance payments - Material Risk Takers (REM 2)

	2025
in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Guaranteed variable remuneration awards
Number of MRTs[5]	—	—	3	8	11
Total amount	—	—	2	17	19
of which: paid during financial year, not taken into account in bonus cap	—	—	—	8	8
Severance payments awarded in previous periods, paid out during financial year
Number of MRTs[5]	—	—	—	—	—
Total amount	—	—	—	—	—
Severance payments awarded during financial year
Number of MRTs[5]	—	1	8	39	48
Total amount[6]	—	6	4	10	21
of which: paid during financial year	—	3	4	10	16
of which: deferred	—	4	—	—	4
of which: paid during financial year, not taken into account in bonus cap	—	3	4	10	16
of which: highest payment that has been awarded to a single person	—	6	2	1	6
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Beneficiaries only (HC reported for all categories)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure

Deferred remuneration - Material Risk Takers (REM 3)

	2025
in € m. (unless stated otherwise)¹	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments[5]	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year[6]	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory Board[2]	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares or equivalent ownership interests	—	—	—	—	—	—	—	—
Share-linked instruments or equivalent non- cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management Board[3]	106	24	82	—	—	80	24	14
Cash-based	48	11	38	—	—	—	11	—
Shares or equivalent ownership interests	58	14	44	—	—	80	14	14
Share-linked instruments or equivalent non- cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Senior management[4]	460	98	362	—	—	253	98	45
Cash-based	218	47	171	—	—	—	47	—
Shares or equivalent ownership interests	229	49	180	—	—	249	49	44
Share-linked instruments or equivalent non- cash instruments	10	2	8	—	—	4	2	1
Other instruments	3	—	3	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other Material Risk Takers	1,594	393	1,201	—	—	832	392	146
Cash-based	770	191	579	—	—	—	191	—
Shares or equivalent ownership interests	824	202	622	—	—	832	202	146
Share-linked instruments or equivalent non- cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Total amount	2,160	516	1,644	—	—	1,165	515	205
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Changes of value of deferred remuneration due to the changes of prices of instruments
6Defined as remuneration awarded before the financial year which vested in the financial year (including where subject to a retention period)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure

Remuneration of high earners – Material Risk Takers (REM 4)

	2025	2024
in €	Number of individuals	Number of individuals
Total Pay[1]
1,000,000 to 1,499,999	339	331
1,500,000 to 1,999,999	123	125
2,000,000 to 2,499,999	71	59
2,500,000 to 2,999,999	32	48
3,000,000 to 3,499,999	31	25
3,500,000 to 3,999,999	16	14
4.000,000 to 4,499,999	8	6
4,500,000 to 4,999,999	9	5
5,000,000 to 5,999,999	7	9
6,000,000 to 6,999,999	4	3
7,000,000 to 7,999,999	4	12
8,000,000 to 8,999,999	4	3
9,000,000 to 9,999,999	6	3
10,000,000 to 10,999,999	1	3
11,000,000 to 11,999,999	2	—
17,000,000 to 17,999,999	—	1
18,000,000 to 18,999,999	1	—
Total	658	647
1Includes all components of Fixed Pay and Variable Compensation (including severances); buyouts are not included
In total, 658 MRTs received a Total Pay of € 1 million or more for 2025. The number of MRT high earners remains essentially flat compared to 2024.
Compensation awards 2025 – Material Risk Takers (REM 5)

	Management Body Remuneration			Business Areas
in € m. (unless stated otherwise)¹	Super- visory Board[2]	Manage- ment Board[2]	Total Manage- ment Body	Invest- ment Banking[2]	Retail Banking[2]	Asset Manage- ment[2]	Corporate Functions [2]	Control Functions [2]	Total
Total number of Material Risk Takers[3]									1,374
of which: Management Body	20	9	29	N/A	N/A	N/A	N/A	N/A	N/A
of which: Senior Management[4]	N/A	N/A	N/A	34	87	6	78	38	243
of which: Other Material Risk Takers	N/A	N/A	N/A	634	251	1	114	102	1,102
Total Pay of Material Risk Takers	8	82	90	1,147	292	21	167	76	1,793
of which: variable pay[5]	—	51	51	644	143	12	78	20	946
of which: fixed pay	8	32	40	504	149	10	89	56	847
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG, Management Board represents the Management Board Members of Deutsche Bank
AG; Investment Banking = Investment Bank; Retail Banking = Private Bank and Corporate Bank; Asset Management = Asset Management (DWS); Control Functions
include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure Function which is neither captured as a
Control Function nor part of any division
3HC as of December 31, 2025 reported for Supervisory Board and Management Board, FTE as of December 31, 2025 reported for the remaining part; therefore, the totals do not add up to the 1,522 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2025 leavers)
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Variable Pay includes Deutsche Bank´s year-end performance-based Variable Compensation for 2025, other Variable Compensation and severance payments; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

4
Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code

668	Compliance with the German Corporate Governance Code

670	Management Board

678	Supervisory Board

695	Related Party Transactions

695	Value and leadership principles of Deutsche Bank AG and Deutsche Bank Group

696	Principal accountant fees and services

Deutsche Bank	Compliance with the German Corporate Governance Code
Annual Report 2025	Declaration pursuant to Section 161 German Stock Corporation Act (AktG) (Declaration of Conformity 2024)

Compliance with the German Corporate Governance
Code
Declaration pursuant to Section 161 German Stock
Corporation Act (AktG) (Declaration of Conformity 2025)
In updating the Declaration of Conformity issued on October 28, 2024, the Management Board and Supervisory Board of
Deutsche Bank AG published the following Declaration of Conformity on October 24, 2025.
“The Management Board and Supervisory Board of Deutsche Bank Aktiengesellschaft state pursuant to Section 161
German Stock Corporation Act (AktG):
1.The last Declaration of Conformity was issued on October 28, 2024. Since then, Deutsche Bank
Aktiengesellschaft has, with one deviation, complied with the recommendations of the “Government
Commission on the German Corporate Governance Code” in the version of the Code dated April 28, 2022, published in the Federal Gazette (Bundesanzeiger) on June 27, 2022, and will continue to comply with them in the future, with the exception of the following deviation:
–The deviation in each case concerns the second sentence of recommendation G.10, according to which long-term variable remuneration components shall be accessible to a Management Board member only after a period of four years, and relates exclusively to the Management Board compensation for the financial year 2021 as well as to the financial years 2022 and 2023.
–
–The compensation system for the Management Board applicable for the period up to December 31, 2023, set forth that the long-term component of variable compensation vests over a deferral period of five years. As this involves share-based compensation elements, these are subject to an additional holding period of one year after their vesting.
With regard to the structure of the deferral period, the Supervisory Board resolved in February 2022, February 2023 and January 2024 that, for the long-term component of variable compensation in each case relating to the immediately preceding financial year, the Management Board members will be able to dispose over a first part of the long-term component after just three years and over the last part after six years. The Supervisory Board thus remained within the requirements for financial institutions set out in the Remuneration Ordinance for Institutions
(Institutsvergütungsverordnung). We do not consider a further tightening of the bank-specific regulatory requirements to be appropriate in the context of the previous compensation system applicable for the period up to December 31,
2023. Since March of this year, the Management Board members have been able to dispose over the first part of the long-term component for the 2021 financial year, which means that, in this respect, the deviation from the second sentence of recommendation G.10 has occurred. Also, with regard to the Management Board compensation for the financial years 2022 and 2023 - as in last year and the year before - we already declare a deviation from the recommendation, although the Management Board members will not be able to dispose over the first part of the long-
term components granted for the 2022 and 2023 financial years until 2026 and 2027.
–
–The compensation system applicable as of the 2024 financial year – with regard to Management Board compensation for financial years beginning on or after January 1, 2024 – avoids the deviation from the Code specified above.
2.The German Corporate Governance Code limits the applicability of the Code’s recommendations to credit institutions and insurance companies to the extent that the recommendations apply to them only insofar as there are no statutory provisions to the contrary. Deutsche Bank Aktiengesellschaft last reported on the statutory regulations and the effects for the Declaration of Conformity in its Corporate Governance Statement
in the Annual Report 2024.
–
Frankfurt am Main, in October 2025
–

The Management Board	The Supervisory Board
of Deutsche Bank Aktiengesellschaft	of Deutsche Bank Aktiengesellschaft”
–

Deutsche Bank	Compliance with the German Corporate Governance Code
Annual Report 2025	Inapplicable Code recommendations due to the precedence of statutory provisions

Inapplicable Code recommendations due to the precedence of
statutory provisions
Pursuant to the recommendation in Section F.4 of the German Corporate Governance Code in the version of April 28,
2022, companies subject to special legal regulations shall specify in the Corporate Governance Statement which Code recommendations were not applicable due to over-riding legal stipulations.
For Deutsche Bank Aktiengesellschaft, this currently applies to the recommendation in Section D.4 of the German
Corporate Governance Code in the version of April 28, 2022, which states that the Supervisory Board shall form a
Nomination Committee which is composed exclusively of shareholder representatives.
–Deutsche Bank Aktiengesellschaft, as a supervised credit institution, is subject to the special legal regulations of the
German Banking Act (KWG). The Supervisory Board of Deutsche Bank Aktiengesellschaft established a Nomination
Committee in accordance with Section 25d (11) of the German Banking Act (KWG) whose tasks are to support the
Supervisory Board in the following tasks:
–identifying candidates to fill a position on the Management Board and preparing proposals for the election of members of the Supervisory Board;
–drawing up an objective to promote the representation of the under-represented gender on the Supervisory Board as well as a strategy for achieving this;
–the regular assessment, to be performed at least once a year, of the structure, size, composition and performance of the Management Board and of the Supervisory Board and making recommendations regarding this to the Supervisory
Board;
–the regular assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the Supervisory Board as well as of the respective body collectively; and
–the review of the Management Board’s principles for selecting and appointing persons to the upper management level and the recommendations made to the Management Board in this respect.
The Nomination Committee to be established in accordance with the German Banking Act (KWG) therefore has numerous tasks that go beyond the preparation of the election proposals for the shareholder representatives on the
Supervisory Board. A general exclusion of a supervisory board’s employee representatives from a membership on a committee is only admissible, according to prevailing opinion, if there is a material reason for this. Whereas such a material reason can exist for a committee that solely handles the preparation of the proposals to the General Meeting for the election of shareholder representatives, a justification for the exclusion of employee representatives is lacking for a nomination committee with the range of tasks assigned to it by the German Banking Act (KWG). Due to the Nomination
Committee’s range of mandatory tasks stipulated by the German Banking Act (KWG) and the inadmissibility of discriminating against employee representatives in the composition of the committees, the recommendation in Section
D.4 of the German Corporate Governance Code is therefore not applicable to Deutsche Bank Aktiengesellschaft.
Nonetheless, in order to take this recommendation into account, Section 2 (3) of the Terms of Reference for the
Nomination Committee provides that the election proposals to the General Meeting are prepared only by the shareholder representatives on the Nomination Committee.
All information presented in this Corporate Governance Statement according to Sections 289f and 315d of the German
Commercial Code is as of February 6, 2026.

Deutsche Bank	Management Board
Annual Report 2025	Procedures of the Management Board

Management Board
Procedures of the Management Board
Pursuant to its legal form as a German stock corporation, Management Board, Supervisory Board and Shareholders’
Meeting are the corporate bodies of Deutsche Bank Aktiengesellschaft. Information on the composition of the
Supervisory Board is provided in the section “Objectives for the composition of the Supervisory Board, Profile of
Requirements, diversity concept and status of implementation”. The Shareholders’ Meeting elects the shareholder representatives on the Supervisory Board. The Supervisory Board appoints the members of the Management Board and supervises the management.
Deutsche Bank’s Management Board is responsible for the management of the company in accordance with the law, its
Articles of Association and the Terms of Reference for the Management Board with the objective of creating sustainable value in the interests of the company. It considers the interests of shareholders, employees, and other company-related stakeholders. The members of the Management Board are collectively responsible for managing the bank’s business including Environmental, Social and Governance (ESG) aspects. The Management Board, as the Group Management
Board, manages Deutsche Bank Group in accordance with uniform guidelines; it exercises general control over all Group companies.
The Management Board decides on all matters prescribed by law and the Articles of Association and ensures adherence to the legal requirements and internal guidelines (compliance). It also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include, in particular, the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, the proper functioning of the business organization, the systematic identification and assessment of the environmental and social impacts of the company’s operations as well as corporate control. The Management Board decides on the appointments to the senior management level below the Management
Board and, in particular, on the appointment of Global Key Function Holders. When appointing executives to management functions in the Group, the Management Board takes diversity into account and strives, in particular, to achieve an appropriate representation of women (more detailed information can be found in the Sustainability Statement in the chapter “Own workforce” of the Annual Report 2025). The Management Board works closely together with the
Supervisory Board in a cooperative relationship of trust and for the benefit of the company. The Management Board reports to the Supervisory Board at a minimum within the scope prescribed by law or administrative guidelines, in particular on all issues with relevance for the Group concerning strategy, the intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance.
A comprehensive presentation of the duties, responsibilities and procedures of our Management Board is specified in its
Terms of Reference, the current version of which is available on our website (www.db.com/ir/en/documents.htm).
Sustainability
The Management Board exercises oversight of the double materiality assessment process to identify material topics and manage material impacts, risks, and opportunities in accordance with Commission Delegated Regulation (EU) 2023/2772 of July 31, 2023 supplementing Directive 2013/34/EU of the European Parliament and of the Council as regards to the
European Sustainability Reporting Standards (ESRS). To ensure adequate oversight of the results of the double materiality assessment, Deutsche Bank has implemented a comprehensive sign-off process involving senior managers and established governance bodies. Initially, Senior Certifying Officers formally signed off on the evaluation results for material topics within their remit. Subsequently, the bank’s Group Sustainability Committee, which serves as the primary governance and decision-making body for sustainability-related matters, approved the final set of material topics.
Finally, the results of the double materiality assessment were presented to the Management Board for approval (more detailed information can be found in the Sustainability Statement in the chapter “Double materiality assessment” of the
Annual Report 2025).
The results of the double materiality assessment were also presented to the Audit Committee of the Supervisory Board and are laid out in the Sustainability Statement in the Management Report.

Deutsche Bank	Management Board
Annual Report 2025	Procedures of the Management Board

Business allocation plan
Notwithstanding the principle of collective responsibility, the Management Board’s Business Allocation Plan has
allocated individual members responsibility for specific functional area(s) and thus ensures a segregation of duties within the whole organization up to the Management Board. Management Board members are responsible for delegating their duties to subordinate levels of hierarchy and for clearly assigning responsibilities within their own area(a) of functional responsibility. Such delegation is necessary for the proper functioning of the business organization and does not impact the responsibility of Management Board members to adequately oversee delegated duties and tasks. Each individual with delegated responsibilities is responsible for providing adequate information up to the Management Board to enable it to execute its collective responsibilities.
Training of the Management Board
In order to fulfil the requirements for professional suitability, an ongoing system of Management Board training takes place regularly throughout the year. This also covers Environmental, Social and Governance issues, along with numerous topic areas in connection with law, compliance, anti-financial crime, data management, risk management and human resources.

Deutsche Bank	Management Board
Annual Report 2025	Management Board committees

Management Board committees
The Management Board prefers to rely on individually accountable senior managers rather than committees where possible and therefore it generally only establishes committees for issues that require joint decision-making. For certain overarching topics the Management Board has established the following committees and has delegated certain decision-making authority to them for each of the following topics:

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board

Personnel changes to the Management Board and the current
members of the Management Board
The Management Board of Deutsche Bank AG is made up of ten “Executives”. All Management Board members have a contract of service (Dienstvertrag) with Deutsche Bank AG.
The Management Board diversity ratio can be found in the Sustainability Statement in the chapter “Own workforce” of the Annual Report 2025.
In the year ended December 31, 2025, the following members of the Management Board were appointed for a three-year period:
–Dr. Marcus Chromik with effect from May 1, 2025
–Raja Akram with effect from January 1, 2026
The following members left the Management Board:
–Professor Dr. Stefan Simon as of April 30, 2025
–Olivier Vigneron as of May 19, 2025
–
The following information is provided on the current members of the Management Board, including the year in which they were born, year in which they were first appointed and year in which their term expires as well as their current positions and areas of responsibility according to the current Business Allocation Plan for the Management Board. Also
specified are their other board mandates or directorships outside of Deutsche Bank Group as well as all memberships in legally prescribed supervisory boards or other comparable domestic or foreign supervisory bodies of commercial enterprises. Listed companies are marked with an “*”. The Terms of Reference for the Management Board specify that the members of the Management Board generally should not accept the chair of supervisory boards of companies outside Deutsche Bank Group.
Christian Sewing
Year of birth: 1970
First appointed: 2015
Term expires: 2029
Christian Sewing became a member of the Management Board on January 1, 2015, and Chief Executive Officer on April
8, 2018. He is responsible on the Management Board for Corporate Affairs & Strategy as well as Sustainability, Research and Group Audit and since May 1, 2025, for Legal. From May 1 until August 1, 2025, he was responsible for Group
Governance.
Prior to assuming his role on the Management Board, Mr. Sewing was Global Head of Group Audit and held a number of positions before that in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer (from 2010 to 2012) of Deutsche Bank.
From 2005 to 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-
Hypothekenbank.
Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.
Mr. Sewing does not have any external directorships subject to disclosure. .

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board

James von Moltke
Year of birth: 1969
First appointed: 2017
Term expires: 2026
James von Moltke became a member of the Management Board on July 1, 2017, and President as of March 25, 2022. He
is Chief Financial Officer and in this function he is responsible for Finance, Group Tax, Treasury and Investor Relations. He
will step down as Chief Financial Officer on March 15, 2026. In July 2023, he took on responsibility for Asset
Management (DWS).
Before Mr. von Moltke joined Deutsche Bank, he served as Treasurer of Citigroup. He started his career at the investment bank Credit Suisse First Boston in London in 1992. In 1995, he joined J.P. Morgan, working at the bank for 10 years in New
York and Hong Kong. He then worked at Morgan Stanley in New York for four years, where he led the Financial
Technology Advisory team globally. Mr. von Moltke joined Citigroup as Head of Corporate Mergers and Acquisitions
(M&A) in 2009 and three years later became the Global Head of Financial Planning.
He holds a Bachelor of Arts degree from New College, University of Oxford.
Mr. von Moltke does not have any external directorships subject to disclosure.
Raja Akram
Year of birth: 1972
First appointed: 2026
Term expires: 2028
Raja Akram became a member of the Management Board on January 1, 2026, and will assume the role of Chief Financial
Officer in March 2026.
He joined Deutsche Bank on October 1, 2025 as Chief Financial Officer Designate. Prior to joining Deutsche Bank, Raja
Akram was Deputy Chief Financial Officer at Morgan Stanley, overseeing Global Controllers and Regional Finance in addition to other critical Finance functions. He was a member of the firm’s management committee and served on the
Supervisory Board of Morgan Stanley Europe.
Before joining Morgan Stanley, Raja Akram held senior roles at Citigroup from 2006 to 2020 including Controller & Chief
Accounting Officer, CFO of Treasury & Trade Solutions and CFO of Citi Brazil. Prior to Citigroup he worked as a director for Accounting Policy & Research at Fitch Ratings, and as a senior manager in the KPMG national office.
Raja Akram holds an M.S. in Accounting and a B.B.A. in Finance & Accounting from Texas A&M University. He has also served as Adjunct Professor at the Fashion Institute of Technology and Texas A&M University.
Mr. Akram does not have any external directorships subject to disclosure.
Fabrizio Campelli
Year of birth: 1973
First appointed: 2019
Term expires: 2028
Fabrizio Campelli became a member of the Management Board on November 1, 2019. He is responsible for the
Corporate Bank and the Investment Bank and has also been responsible for the bank’s UK & Ireland region and the
Americas region since May 1, 2025.
From November 2019 to April 2021, he was the Management Board member responsible for transformation, as Chief
Transformation Officer, and for Human Resources. He previously spent four years as the Global Head of Deutsche Bank
Wealth Management. Before that, he was Head of Strategy & Organizational Development as well as Deputy Chief
Operating Officer for Deutsche Bank Group.
He joined Deutsche Bank in 2004 after working at McKinsey & Company in the firm’s London and Milan offices, focusing on strategic assignments mainly for global financial institutions.
He holds an MBA from MIT Sloan School of Management and a Business Administration degree from Bocconi University in Milan.
Mr. Campelli does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board

Dr. Marcus Chromik
Year of birth: 1972
First appointed: 2025
Term expires: 2028
Dr. Marcus Chromik became a member of the Management Board on May 1, 2025. Since May 20, 2025, he has acted as
Chief Risk Officer and is responsible for managing Credit Risk, Market Risk, Treasury Risk, Liquidity Risk, Enterprise Risk
and Operational Risk Management.
He joined Deutsche Bank on March 1, 2025. Dr. Chromik possesses a wealth of experience in the risk management field within banks, most recently as non-executive director and member of the Board of Directors and Risk Committee at
UniCredit in Milan.
From July 2009 to December 2023, he worked at Commerzbank in Frankfurt am Main, serving as Chief Risk Officer and member of the Management Board from January 2016.
From March 2004 to June 2009, Dr. Marcus Chromik held several leadership positions at Deutsche Postbank AG, including Head of Risk Controlling, Head of Primary Capital Markets, and Head of Liquidity Management and Credit
Treasury.
He began his professional career in 2001 at McKinsey & Company in Hamburg.
Dr. Chromik studied physics at Ludwig Maximilian University of Munich and received his Ph.D. in nuclear physics there in 2001.
Dr. Chromik does not have any external directorships subject to disclosure.
Bernd Leukert
Year of birth: 1967
First appointed: 2020
Term expires: 2026
Bernd Leukert became a member of the Management Board on January 1, 2020. He is Chief Technology, Data and
Innovation Officer and is responsible for the Chief Information Office for the Infrastructure areas and the business divisions, as well as for the Chief Technology Office, the Chief Security Office and Chief Innovation Office. He is also responsible for Data Governance and Oversight as well as for Cloud Transformation.
He joined Deutsche Bank on September 1, 2019. He previously worked for many years at SAP SE, the global software company. He joined SAP in 1994 and held various management positions. From 2014 to 2019, he was responsible for product development and innovations as well as the Digital Business Services division on the Executive Board.
Mr. Leukert studied Industrial Engineering and Management at the University of Karlsruhe and at Trinity College Dublin,
graduating in 1994 with a Master’s Degree in Business Administration.
He is member of the Supervisory Board of Bertelsmann SE & Co. KGaA.
Alexander von zur Mühlen
Year of birth: 1975
First appointed: 2020
Term expires: 2026
Alexander von zur Mühlen became a member of the Management Board on August 1, 2020. Since July 2023, he has been the CEO for Asia-Pacific, Europe, the Middle East and Africa (EMEA) and Germany.
Mr. von zur Mühlen joined Deutsche Bank in 1998 and over the years has held a range of management roles in London and Frankfurt across infrastructure and business divisions. From 2018 to 2020, he was responsible for the Group’s strategic development and was the advisor to the Chief Executive Officer (CEO). Before that, he served as Co-Head of
Global Capital Markets, with a regional focus on Asia-Pacific and Europe, the Middle East and Africa (EMEA). From 2009
to 2017, he was Group Treasurer.
Alexander von zur Mühlen holds a Diploma in Business Administration from the Berlin School of Economics and Law in Berlin.
Mr. von zur Mühlen does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board

Laura Padovani
Year of birth: 1966
First appointed: 2024
Term expires: 2027
Laura Padovani became a member of the Management Board on July 1, 2024. She is Chief Compliance and Anti-Financial
Crime Officer. Since August 1, 2025, she has also been responsible for Group Governance.
Ms. Padovani joined Deutsche Bank in April 2023 as Group Chief Compliance Officer and Head of Compliance. Prior to
joining the bank, Ms. Padovani was Group Chief Compliance Officer at Barclays and previously spent 20 years at
American Express. She has extensive international experience and proven leadership expertise in global, regional, and business Compliance functions.
Laura Padovani holds a Masters in Law from the London School of Economics and Political Science and a Law Degree
from University of Buenos Aires.
Ms. Padovani does not have any external directorships subject to disclosure.
Claudio de Sanctis
Year of birth: 1972
First appointed: 2023
Term expires: 2029
Claudio de Sanctis became a member of the Management Board on July 1, 2023. He is Head of the Private Bank.
Mr. de Sanctis has been responsible for the International Private Bank since it was established in June 2020, when he was also appointed Chief Executive Officer (CEO) of Europe, the Middle East and Africa (EMEA). He had previously been
Global Head of Deutsche Bank Wealth Management since November 2019 after joining Deutsche Bank in December
2018 as Head of Deutsche Bank Wealth Management Europe. In addition, he was also the Chief Executive Officer (CEO)
of Deutsche Bank AG (Schweiz) from February to December 2019.
Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as
Market Area Head Southeast Asia for Private Banking. Before that, he had spent seven years at UBS Wealth Management
Europe, most recently as Market Head Iberia and Nordics.
Earlier in his career he was at Barclays as Head of the Key Clients Unit Europe in Private Banking focusing on Ultra-High-
Net-Worth (UHNW) clients. He also worked at Merrill Lynch Private Wealth Management in Europe, the Middle East and
Africa (EMEA).
He holds a BA degree in Philosophy from La Sapienza University of Rome.
Mr. de Sanctis does not have any external directorships subject to disclosure.
Rebecca Short
Year of birth: 1974
First appointed: 2021
Term expires: 2027
Rebecca Short became a member of the Management Board on May 1, 2021, and Chief Operating Officer on June 1,
2023. Her responsibilities include Human Resources as well as the bank’s transformation. Until May 2023, she was Chief
Transformation Officer.
She previously spent almost six years within Finance as Head of Group Planning & Performance Management.
She joined Deutsche Bank on its graduate program in Auckland in 1998. She moved to London in 2000, where she spent
13 years in Risk in a variety of roles, primarily in Credit Risk Management, latterly as European Head of Corporates. In
2013, she moved to a senior central management role in Audit, where she spent two years.
She has a Bachelor of Commerce (Honours) degree in Finance & Accounting from the University of Otago, Dunedin, New
Zealand.
Ms. Short does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Share ownership of Management Board members

Share ownership of Management Board members
The information on the share ownership of the Management Board can be found in the Compensation Report of the
Annual Report 2025.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees

Supervisory Board
The Supervisory Board of Deutsche Bank AG consists of 20 members – 10 Supervisory Board members are shareholder representatives elected by the General Meeting, and 10 Supervisory Board members are employee representatives elected by the delegates of employees in Germany entitled to elect them. All Supervisory Board members have the same obligation to act in the interests of the company and perform their Supervisory Board mandate in the interests of
Deutsche Bank AG. The internal organization of the Supervisory Board and its committees as well as the requirements for its members are subject not only to the regulations of the German Banking Act (Kreditwesengesetz (KWG)) and the
recommendations of the German Corporate Governance Code, but also to specific supervisory requirements. Such requirements are founded on, among other things, the German Banking Act (KWG), the Remuneration Ordinance for
Institutions (Institutsvergütungsverordnung (InstitutsVergV)), the guidelines of the European Banking Authority (EBA) and
European Securities and Markets Authority (ESMA) and the administrative practices of the European Central Bank as the bank´s prudential supervisory authority. In individual cases, the regulatory requirements may diverge from the recommendations of the German Corporate Governance Code (see Section “Inapplicable Code recommendations due to the precedence of statutory provisions”).
The Supervisory Board appoints and dismisses the members of the Management Board, supervises and advises the
Management Board and is directly involved in decisions of fundamental importance to the bank. Supervision and advice also include, in particular, sustainability issues. Pursuant to the requirements of the German Banking Act (KWG), the
Supervisory Board oversees the Management Board, also with regard to its adherence to the applicable prudential supervisory requirements. The Supervisory Board works together closely with the Management Board in a cooperative relationship of trust and for the benefit of the company. Measures to be performed by the management may not be transferred to the Supervisory Board.
The types of business that require the approval of the Supervisory Board to be transacted are specified in Section 13 (1)
of the Articles of Association of Deutsche Bank AG. These include the granting of general powers of attorney, the acquisition or disposal of real estate (if the object value exceeds € 500 million) as well as the granting of loans, including the acquisition of participations in other companies for which approval of a credit institution’s supervisory body is required under the German Banking Act (KWG) or other participations (if the object value exceeds € 1 billion).
Furthermore, the Supervisory Board may specify additional transactions that require its approval. Within statutory limits, the Supervisory Board may also delegate decisions on issuing its approval to a committee, in order to increase efficiency.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees

Procedures of the Supervisory Board and its committees
The working procedures of the Supervisory Board of Deutsche Bank AG are supported by the expertise of its members, as well as an efficient distribution of tasks and coordination.
From among its members and in accordance with regulatory requirements for banks, the Supervisory Board has established eight standing committees: the Chairman’s Committee; Nomination Committee; Audit Committee; Risk
Committee; Compensation Control Committee; Strategy and Sustainability Committee; Technology, Data and
Innovation Committee; and Mediation Committee. The Regulatory Oversight Committee was dissolved with effect from
May 22, 2025. The responsibilities, tasks and procedures of the Supervisory Board committees are set out in their respective terms of reference and briefly summarized here:
Chairman’s Committee: The Chairman’s Committee handles, in particular, the preparations for the Supervisory Board meetings, Management Board and Supervisory Board matters, as well as topics relating to corporate governance. It also supports the Supervisory Board in the preparation of decisions by the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning for the Management Board, while taking into account the recommendations of the Nomination Committee.
Nomination Committee: The Nomination Committee supports the Supervisory Board, in particular, in identifying candidates to fill a position on the Management Board and Supervisory Board and in the assessment to be performed regularly of the structure, size, composition and performance of the Management Board and of the Supervisory Board. It
supports the promotion of talent development and diversity with a special focus on succession planning for the
Management Board and draws up an objective to promote the under-represented gender on the Supervisory Board as well as a strategy for achieving this.
Audit Committee: The Audit Committee supports the Supervisory Board, in particular, in monitoring the financial reporting process, the effectiveness of the risk management system (internal control system and internal audit), the auditing of the financial statements, including the auditor’s independence and the additional services provided by the auditor, as well as the monitoring of other audit-relevant matters. It also supports the Supervisory Board in monitoring the Management Board’s prompt remediation, through suitable measures, of deficiencies identified by internal and external auditors. The Management Board informs the Audit Committee on an ongoing basis about special procedures, substantial complaints and other exceptional measures on the part of German and foreign regulatory authorities.
Risk Committee: The Risk Committee advises the Supervisory Board in all matters relating to the current and future overall risk appetite and strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the senior management level. The Risk Committee monitors whether the conditions in the client business are in line with the company’s business model and risk structure. It reviews whether the incentives set by the compensation system take into consideration the bank’s risk, capital and liquidity structure as well as the likelihood and maturity of earnings, taking into account retention risk. The Risk Committee also supports the Supervisory Board in monitoring the litigation cases with the highest risks and analyzing the legal and reputational risks that are material to the bank.
Compensation Control Committee: The Compensation Control Committee handles compensation topics. It supports the
Supervisory Board, in particular, in the appropriate structuring of the compensation systems for the Management Board and monitors the appropriate structuring of the compensation systems for employees. It prepares the Supervisory
Board’s resolutions on the compensation of the Management Board members and reviews the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures. The Compensation Control Committee and the Risk Committee work together and conduct joint meetings. The Compensation Control Committee is advised by the Compensation Officer and, if required, by external consultants.
Regulatory Oversight Committee: The Regulatory Oversight Committee was dissolved with effect from May 22, 2025.
Within the framework of its organizational autonomy, the Supervisory Board may dissolve committees as long as there are no obligatory banking regulatory requirements to the contrary. The aim in dissolving the Committee was a more comprehensive and bundled monitoring of the topics related to improving the control systems and resilience of the bank.
The Supervisory Board delegated individual tasks of the Regulatory Oversight Committee to the Audit Committee, Risk
Committee or Compensation Control Committee, or took them back itself.
Strategy and Sustainability Committee: The Strategy and Sustainability Committee supports the Supervisory Board in fulfilling its monitoring function relating to the bank’s strategy, including the Environmental, Social and Governance
(ESG) strategy and sustainability issues. It advises and monitors the Management Board with regard to the definition of the bank’s business strategies aligned to the sustainable development of the bank and the establishment of processes for planning, implementing, assessing and adjusting these strategies.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees

Technology, Data and Innovation Committee: The Technology, Data and Innovation Committee supports the Supervisory
Board in fulfilling its oversight responsibilities relating to the bank’s technology, data and innovation environment. It advises and monitors the Management Board with regard to the adequate technical and organizational resources and the definition of an adequate plan for the bank’s IT systems, IT strategy, information security management, cyber and IT risks, as well as the data strategy and governance.
Mediation Committee: The Mediation Committee submits proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision. The Mediation Committee only meets if necessary.
All terms of reference are reviewed and updated by the Supervisory Board on an ad hoc basis (for example, upon changes in laws or regulatory requirements), but at least once annually. They are published on the website of Deutsche Bank AG
(www.db.com/ir/en/documents.htm) in their currently applicable versions.
The number of meetings and their execution are specified along with details on the work of the Supervisory Board and its committees in the Report of the Supervisory Board, which is part of the Annual Report.
In accordance with regulatory requirements, the Supervisory Board produced and adopted position descriptions with candidate profiles for the roles as member of the Supervisory Board and as Chairman of the Supervisory Board and the
chairpersons of its committees. It also issued – in accordance with regulatory requirements – a Suitability Guideline, which sets out the principles for the selection, succession planning and re-appointment/re-election of the members of the management bodies as well as the criteria and the procedure for assessing individual and collective suitability.
Induction, training and diversity guidelines are also component parts of the Suitability Guideline in accordance with regulatory requirements. Furthermore, the Supervisory Board issued a Profile of Requirements (see Section: “Objectives for the Composition of the Supervisory Board, Profile of Requirements/Profile of Requirements for the Supervisory
Board”). In addition, the Supervisory Board has Guidelines for the Assessment of the Independence of its members and a
Guidelines for Handling Conflicts of Interests. These documents are also reviewed and updated by the Supervisory Board on an ad hoc basis, but at least once annually.
The Supervisory Board receives reports from the Management Board within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. Furthermore,
Group Audit informs the Audit Committee of any deficiencies identified regularly and – in the case of severe deficiencies
– without undue delay. In addition, the Chairman of the Supervisory Board is informed of serious findings relating to the members of the Management Board. The Supervisory Board and Management Board adopted an Information Regime, along with a general engagement (interaction) protocol that also covers regulatory topics. These regulate not only the reporting to the Supervisory Board, but also, among other things, the Supervisory Board’s enquiries and requests for information from employees of the company as well as the exchange of information in connection with preparations for the meetings and between the meetings.
The Supervisory Board meets regularly also without the Management Board. This also applies to its committees. In addition, the representatives of the employees and the representatives of the shareholders regularly conduct preliminary discussions separately.
The Chairman of the Supervisory Board plays a crucial role in the proper functioning of the Supervisory Board, also in accordance with the specific regulatory requirements, and has a leadership role in this. He can issue internal guidelines and principles concerning the Supervisory Board’s internal organization and communications, the coordination of the work within the Supervisory Board and the Supervisory Board’s interaction with the Management Board. The Chairman of the Supervisory Board engages in investor discussions on Supervisory Board-related topics when necessary and regularly informs the Supervisory Board of the substance of such discussions. These also cover Environmental, Social and
Governance (ESG) topics. The Chairman of the Supervisory Board is the contact partner on the Supervisory Board for the bank’s regulatory authorities, with whom he engages in several discussions over the course of a financial year.
Between meetings, the Chairman of the Supervisory Board and, to the extent expedient, the chairpersons of the
Supervisory Board committees maintain regular contact with the members of the Management Board, especially with the
Chairman of the Management Board, and deliberate with them, among other things, on issues of Deutsche Bank Group’s strategy, planning, the development of its business, risk situation, risk management, risk controlling, governance, compliance, compensation systems, IT, data and digitalization, sustainability as well as material litigation cases. The
Chairman of the Supervisory Board and – within their respective functional responsibility – the chairpersons of the
Supervisory Board committees are informed without delay by the Chairman of the Management Board or by the respectively responsible Management Board member about important events of material significance for the assessment of the situation, development and management of Deutsche Bank Group. The Chairman of the Audit Committee also conducts regular discussions with the auditor outside the meetings. Furthermore, some of the chairpersons of the
Supervisory Board committees also engage in discussions with the bank’s regulatory authorities.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees

Induction and training events
For each newly elected or appointed Supervisory Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the
Nomination Committee, in order to help them get started in the new position. The induction events also serve as an introduction to the bank, its Management Board, selected senior managers, the auditor and Group Audit. Through additional customized training sessions, the new member’s individual knowledge is expanded and enriched. The
Nomination Committee regularly receives reports on the progress and participation in these training sessions.
In addition, regular training sessions are conducted for the entire Supervisory Board on current topics. Details on this are provided in the Report of the Supervisory Board.
Succession planning and diversity
Pursuant to the German Banking Act (KWG) the members of the Management Board must be professionally suitable and reliable and devote sufficient time to their tasks. The Supervisory Board assesses the qualifications of the individual members as well as the qualification of the Management Board as a whole (collective suitability). In this connection diversity of backgrounds and mindsets plays an important role as well as gender, nationality and age. The Nomination
Committee supports the Supervisory Board in identifying suitable internal and external candidates to fill a position on the bank’s Management Board while taking into account the applicable statutory and regulatory requirements. For this, the Committee has developed a position description with a candidate profile and a statement of the related time commitment for a Management Board member as well as questionnaires for the assessment of the knowledge, reliability and time availability. The Nomination Committee and Supervisory Board regularly receive reports from the Management
Board on internal candidates for succession planning (“talent pipeline”) and the process from the perspective of the
Management Board. The members of the Supervisory Board have opportunities to meet selected senior managers at the meetings of the Supervisory Board and its committees as well as bank-internal events. With a view to a sustainable, ideally diverse succession planning while also taking gender diversity into consideration, the Supervisory Board also works together with external service providers.
For the selection of suitable candidates, external and internal, the Nomination Committee takes into account the strategic objectives of the bank, the area of functional responsibility on the Management Board, the qualifications, reliability and time availability of the candidates as well as the balance and diversity of the knowledge, skills and experience of all members of the Management Board, while also considering diversity principles. The appointment to a
Management Board position is always made in the interests of the company. Building on the recommendation of the
Nomination Committee, the Chairman’s Committee submits a recommendation for the Supervisory Board’s resolution.
Based on this, the Supervisory Board decides on the appointment of the Management Board members. The first appointment period is for a maximum of three years. Management Board members can be reappointed for one or several terms of office, which may be for a maximum of five years pursuant to the law, whereby at Deutsche Bank such reappointments should generally also be for a maximum of three years.
For each newly appointed Management Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the Nomination
Committee. The Nomination Committee regularly receives reports on the progress and participation in these training sessions.
The Stock Corporation Act (Aktiengesetz (AktG)) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as members of its Management Board, otherwise the appointment is rendered void. In addition, promoting diversity on the
Management Board is very important to the Supervisory Board, and it is actively working on Management Board diversity,
e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets. The Supervisory Board takes into account the legally required minimum gender participation on the Management Board pursuant to Section 76 (3a) of the German Stock Corporation Act (AktG) and strives to sustainably and continually increase the percentage of women on the Management Board. In the 2025 financial year, the percentage of women on the Management Board was 22.2%.
To further increase the number of suitable internal female candidates, the Supervisory Board set a corresponding objective for the Management Board for appointing women to senior management positions directly below the
Management Board and embedded this objective within the long-term performance metrics of the new compensation system for the Management Board (for further details see the “Compensation Report”, “Compensation of Management
Board” chapter “Long-Term Incentives (LTI)”). The Supervisory Board regularly discusses the measures and ongoing progress with the Management Board.
Based on proposals of the Compensation Control Committee, the Supervisory Board determines the total compensation of the individual members of the Management Board and also regularly reviews and resolves on the compensation system for the Management Board. Details on this are provided in the Compensation Report and the Report of the
Supervisory Board.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees

Self-assessment
The Nomination Committee and Supervisory Board regularly address the assessment of the Supervisory Board and
Management Board as well as their work, which is to be conducted at least annually as prescribed by law pursuant to
Section 25d of the German Banking Act (KWG). This is also the self-assessment of the Supervisory Board pursuant to the recommendation under Section D.12 of the German Corporate Governance Code (GCGC).
At its meeting on July 23, 2024, the Nomination Committee addressed the framework and schedule for the assessment.
It resolved that the assessment of the 2025 reporting period would be performed with external assistance. The
Nomination Committee reported regularly to the Supervisory Board on the work-in-progress on the assessment. The external advisor engaged for this conducted a workshop for the Supervisory Board, which took place on October 23,
2024. The assessment was performed essentially on the basis of extensive questionnaires regarding the work of the
Supervisory Board, of the Supervisory Board committees and of the Management Board as well as interviews with the individual members of the Management Board and Supervisory Board. The final discussion and approval of the results of the assessment took place at the Supervisory Board meeting in plenum on March 13, 2025, and the results were set out in a written final report. The Supervisory Board continues to hold the opinion that the Supervisory Board and
Management Board have achieved a high standard and that there are no reservations, in particular, regarding the professional qualifications, personal reliability and time availability of the members of the Management Board and of the
Supervisory Board.

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees

Members of the Supervisory Board and its committees
In accordance with the Articles of Association, the members of the Supervisory Board are elected for the period until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the fourth financial year following the beginning of the term of office. For the election of shareholder representatives, the General Meeting may establish that the terms of office of the members may begin or end on differing dates. In accordance with the Terms of Reference for the Supervisory Board since July 2020, shareholder representatives are proposed to the General Meeting for election for a maximum of approximately four years, i.e., until the conclusion of the
General Meeting which adopts the resolutions concerning the ratification of the acts of management for the third financial year following the beginning of the term of office, whereby the financial year in which the term of office begins is not taken into account.
The following table provides detailed information on the members of the Supervisory Board (as of February 6, 2026).

Name	Principal occupation	Supervisory board memberships and other directorships
Alexander Wynaendts Year of birth: 1960 First elected: May 19, 2022 Term expires: 2026	Chairman of the Supervisory Board, Deutsche Bank AG
Air France-KLM Group S.A.[2] (Member of the Board of
Directors); Uber Technologies, Inc.[2] (Member of the Board of
Directors); Uber Payments B.V. (Non-Executive Director,
Chairman); Puissance Holding B.V. (Non-Executive Director,
Chairman) (until November 27, 2025), Non-Executive Board
Member (since November 28, 2025)

Susanne Bleidt[1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	Postbank Filialvertrieb AG3; Postbeamtenkranken-kasse (Member of the Advisory Board)
Mayree Clark Year of birth: 1957 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Ally Financial, Inc.[2] (Member of the Board of Directors), Allvue Systems Holdings, Inc. (Member of the Board of Directors) (until August 1, 2025)
Jan Duscheck[1] Year of birth: 1984 Appointed by the court: August 2, 2016 First elected: May 24, 2018 Term expires: 2028	Head of National Working Group: Banking, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	NÜRNBERGER Beteiligungs-AG2 (since March 4, 2025)
Manja Eifert[1] Year of birth: 1971 Appointed by the court: April 7, 2022 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Claudia Fieber[1] Year of birth: 1966 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Sigmar Gabriel Year of birth: 1959 Appointed by the court: March 11, 2020 First elected: May 20, 2020 Term expires: 2029	Former German Federal Government Minister	Heristo AG; Siemens Energy AG2; Siemens Energy Management GmbH; Rheinmetall AG2 (since May 13, 2025)
Florian Haggenmiller[1] Year of birth: 1982 Appointed by the court: January 16, 2024 Term expires: 2028	Head of National Working Group: Information and Communications Technology, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	IBM Deutschland GmbH; IBM Central Holding GmbH
Timo Heider[1] Year of birth: 1975 First elected: May 23, 2013 Term expires: 2028	Staff Council Member	BHW Bausparkasse AG3 (Deputy Chairman); PCC Services GmbH der Deutschen Bank[3] (Deputy Chairman); Pensionskasse der BHW Bausparkasse VVaG[3] (Deputy Chairman)

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees

Name	Principal occupation	Supervisory board memberships and other directorships
Dr. Klaus Moosmayer Year of birth: 1968 First elected: May 22, 2025 Term expires: 2029	Supervisory Board member	No memberships or directorships subject to disclosure
Kirsty Roth Year of birth: 1975 First elected: May 22, 2025 Term expires: 2029	Chief Operations and Technology Officer, Thomson Reuters Corporation[2]	No memberships or directorships subject to disclosure
Frank Schulze[1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Deputy Chairman of the Supervisory Board, Deutsche Bank AG; Staff Council Member	No memberships or directorships subject to disclosure
Gerlinde M. Siebert[1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Global Head of Governance, Deutsche Bank AG	No memberships or directorships subject to disclosure
Yngve Slyngstad Year of birth: 1962 First elected: May 19, 2022 Term expires: 2026	Chief Executive Officer Aker Asset Management AS (until June 30, 2025); Chief Executive Officer ICP Asset Management AS (since June 1, 2025)	No memberships or directorships subject to disclosure
Stephan Szukalski[1] Year of birth: 1967 First elected: May 17, 2023[4] Term expires: 2028	Federal Chairman, Deutscher Bankangestellten- Verband e.V. (DBV) (German Association of Bank Employees) – Gewerkschaft der Finanzdienstleister (Financial Services Providers Union)	No memberships or directorships subject to disclosure
John Alexander Thain Year of birth: 1955 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member
Uber Technologies, Inc.[2] (Member of the Board of Directors);
Aperture Investors LLC (Member of the Board of Directors);
Pine Island Capital Partners LLC (Chairman) (until July 1,
2025); Pine Island New Energy Partners (Chairman) (since
July 1, 2025)

Jürgen Tögel[1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BKK Deutsche Bank AG3 (Member of the Advisory Board)
Michele Trogni Year of birth: 1965 First elected: May 24, 2018 Term expires: 2027	Chief Executive Officer, Zinnia Corporate Holdings, LLC (until December 31, 2025); Senior Advisor to Zinnia Corporate Holdings, LLC and Eldridge Industries, LLC (since 1 January 2026)	Everly Life, LLC (Member of the Non-Executive Board); Zinnia Corporate Holdings, LLC (CEO and Chairperson of the Board of Directors) (until December 31, 2025)
Professor Dr. Norbert Winkeljohann Year of birth: 1957 First elected: August 1, 2018 Term expires: 2027	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Self-Employed Corporate Consultant, Norbert Winkeljohann Advisory & Investments	Bayer AG2 (Chairman); Georgsmarienhütte Holding GmbH (until September 17, 2025); Sievert SE (Chairman); Bohnenkamp AG (Chairman)
Frank Witter Year of birth: 1959 First elected: May 27, 2021 Term expires: 2029	Supervisory Board member	Traton SE2; CGI Inc.[2] (Member of the Board of Directors) (until January 28, 2026)
1Employee representative
2Listed company
3Group-internal mandate
4Mr. Szukalski already was a member of the Supervisory Board from May 2013 to November 2015 and from May 2018 to December 2020.

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees

The following overview provides more detailed information on the memberships in the different committees:
Chairman’s Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert
Winkeljohann
Nomination Committee: Alexander Wynaendts, Chairman, Mayree Clark, Timo Heider, Frank Schulze, Professor
Dr. Norbert Winkeljohann
Audit Committee: Frank Witter, Chairman, Susanne Bleidt, Manja Eifert, Claudia Fieber, Sigmar Gabriel (since May 22,
2025), Dr. Klaus Moosmayer (since May 22, 2025), Gerlinde M. Siebert (until October 24, 2025), Stephan Szukalski (since
October 24, 2025), Dr. Dagmar Valcárcel (until May 22, 2025), Dr. Theodor Weimer (until May 22, 2025), Professor
Dr. Norbert Winkeljohann
Risk Committee: Mayree Clark, Chairperson, Jan Duscheck, Claudia Fieber (since October 24, 2025), Timo Heider (since
May 22, 2025), Dr. Klaus Moosmayer (since May 22, 2025), Gerlinde M. Siebert (until October 24, 2025), Stephan
Szukalski, Michele Trogni, Professor Dr. Norbert Winkeljohann, Alexander Wynaendts
Compensation Control Committee: Professor Dr. Norbert Winkeljohann, Chairman, Jan Duscheck, Timo Heider (until
May 22, 2025), Dr. Klaus Moosmayer (since May 22, 2025), Frank Schulze (since May 22, 2025), Jürgen Tögel, Dr. Dagmar
Valcárcel (until May 22, 2025), Alexander Wynaendts
Regulatory Oversight Committee (the Committee was dissolved on May 22, 2025): Dr. Dagmar Valcárcel, Chairperson
(until May 22, 2025), Jan Duscheck (until May 22, 2025), Sigmar Gabriel (until May 22, 2025), Timo Heider (until May 22,
2025), Stephan Szukalski (until May 22, 2025), Alexander Wynaendts (until May 22, 2025)
Strategy and Sustainability Committee: John Alexander Thain, Chairman, Mayree Clark, Claudia Fieber (until October 24,
2025), Florian Haggenmiller, Frank Schulze, Gerlinde M. Siebert (since October 24, 2025), Yngve Slyngstad (since May 22,
2025), Jürgen Tögel, Michele Trogni (until May 22, 2025), Alexander Wynaendts
Technology, Data and Innovation Committee: Michele Trogni, Chairperson, Susanne Bleidt, Manja Eifert, Florian
Haggenmiller, Kirsty Roth (since May 22, 2025), Yngve Slyngstad (until May 22, 2025), Alexander Wynaendts
Mediation Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, profile of requirements

Objectives for the composition of the Supervisory Board,
Profile of requirements
The composition of the Supervisory Board should ensure the effective and qualified control of and advice for the
Management Board of an internationally operating, broadly positioned bank. The suitability of each individual member is assessed, determined and continuously monitored both internally by the Nomination Committee and the Supervisory
Board and externally by the regulatory authorities. This suitability assessment covers the expertise, reliability and time available of each individual member (individual suitability). In addition, there is an assessment of the entire Supervisory
Board’s knowledge, skills and experience that are necessary for the performance of its tasks (collective suitability).
Passing the suitability assessment of the European Central Bank (ECB) after the mandate is accepted and the continual suitability of the Supervisory Board member during the entire mandate with Deutsche Bank AG are mandatory regulatory prerequisites for the performance of the tasks as a member of the Supervisory Board.
To increase the effectiveness of the Supervisory Board’s work and the transparency for stakeholders and regulators, the
Supervisory Board adopted a Profile of Requirements in 2022. It is reviewed annually also in light of the bank’s strategic development and target operating model, and it is updated if necessary. The Profile of Requirements sets out the general and expanded fields of expertise of the Supervisory Board that are required for the monitoring and advising of the
Management Board of Deutsche Bank AG. The Profile of Requirements is regularly taken into account when developing the proposals to the General Meeting for the election of shareholder representatives and when determining the individual and collective need for the training of the Supervisory Board and its members. The Profile of Requirements is also considered when appointing members to the individual committees.
Profile of requirements for the Supervisory Board
The Supervisory Board specified general fields of expertise and expanded fields of expertise in its Profile of
Requirements.
General fields of expertise
Ideally, every member of the Supervisory Board possesses these individual qualifications.
–Understanding of commercial business issues
–Analytical and strategic mindset
–Understanding of the German corporate governance system, and – as a result – an understanding of a Supervisory
Board member’s responsibilities
–Understanding of the business model and the structure of Deutsche Bank AG
–Basic understanding of the financial services sector, e.g., (i) knowledge in the areas of banking, financial services, financial markets, financial industry, including the bank’s home market and the bank’s key markets outside Europe, and
(ii) knowledge of the relevant clients for the bank, the market’s expectations and the operational environment.
The fulfillment of these fields of expertise is reported on in summary in the qualifications matrix in the line “General fields of expertise”.
Expanded fields of expertise
These fields of expertise refer to the Supervisory Board in its entirety (collective suitability). The Supervisory Board, as a whole, must have an understanding of the specified fields of expertise that is appropriate for the size and complexity of
Deutsche Bank AG. They are derived from the bank’s business model and from specific laws and regulations that apply to the bank. The fields of expertise are:
Accounting, including sustainability reporting
–Accounting (International Financial Reporting Standards (IFRS) and German Commercial Code (HGB)) and auditing of annual financial statements
–Taxation

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, profile of requirements

Regulatory framework and legal requirements
–Understanding of the key legal framework conditions in the countries in which the company has its main operations
–Understanding of the key relevant legal systems for the bank
–Experience in the executive management/supervisory board of large enterprises
–Regulatory framework and legal requirements, in particular, knowledge of the legal systems relevant for the bank
–Knowledge of the social, political and regulatory expectations in the home market
Human capital, compensation and corporate culture
–Human resources and staff management
–Compensation and compensation systems
–Selection procedure for management body members and assessment of their suitability
–Corporate culture
Risk management
–Risk management (investigation, assessment, mitigation, management and control of financial and non-financial risks, capital and liquidity management, shareholdings)
–Combating money laundering and prevention of financial crime and the financing of terrorism
Information technology, data and digitalization
–Digitalization, including digital banking
–Data, including data governance
–Information technology (IT), IT systems and IT security, including cyber risks
Strategy, transformation and Environmental, Social and Governance (ESG) issues
–Strategic planning of business models and risk strategies as well as their implementation
–Climate and other environmental aspects
–Knowledge of social and political expectations (in particular in the home market) and their impacts on corporate social responsibility
–Company’s purpose
Organizational structure and control of a financial institution
–Governance
–Management of a large, international, regulated company
–Internal organization of the bank
–Internal audit
–Compliance and internal controls
In order to adequately reflect the bank’s business model, the Supervisory Board shall demonstrate not only these professional qualifications but also qualifications and experience in the various client segments and different sales markets.
Client segments
–Private Banking and Wealth Management
–Corporate Banking
–Investment Banking
–Asset Management
Regional expertise
–Germany
–Europe
–Americas
–Asia-Pacific (APAC)
The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition and the
Profile of Requirements – as shown in the following qualifications matrix. The members of the Supervisory Board as a whole possess the knowledge, abilities and expert experience to properly complete their tasks.

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, profile of requirements

Composition and expertise

		Alexander Wynaendts	Susanne Bleidt	Mayree Clark	Jan Duscheck	Manja Eifert	Claudia Fieber	Sigmar Gabriel	Florian Haggenmiller	Timo Heider	Dr. Klaus Moosmayer	Kirsty Roth	Frank Schulze	Gerlinde Siebert	Yngve Slyngstad	Stephan Szukalski	John Thain	Jürgen Tögel	Michele Trogni	Prof. Dr. Norbert Winkeljohann	Frank Witter
Member - ship	No Overboarding*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Independent **	✓	ER	✓	ER	ER	ER	✓	ER	ER	✓	✓	ER	ER	✓	ER	✓	ER	✓	✓	✓

Professional expertise	General fields of expertise	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

	Accounting and reporting, incl. sustainability reporting	✓	✓	✓										✓	✓	✓	✓	✓	✓	✓	✓
	Audit Committee Financial Experts ***																			w	w
	Expertise in the area of accounting ***																			w	w
	Expertise in the area of auditing ***																			w	w
	Regulatory framework and Legal requirements	✓		✓				✓		✓	✓	✓	✓	✓		✓	✓	✓		✓	✓
	Human Capital, Compensation and Corporate Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Compensation Control Committee Compensation Experts***	w									w									w
	Risk Management	✓		✓	✓		✓	✓			✓	✓		✓	✓	✓	✓		✓	✓	✓
	Information technology, data and digitalization	✓	✓	✓	✓				✓		✓	✓	✓	✓	✓		✓		✓
	Strategy, Transformation and ESG	✓		✓	✓			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Organizational structure and control of a financial institution	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Client/business expertise	Private Banking and Wealth Management	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓
	Corporate Banking	✓				✓	✓				✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
	Investment Banking	✓		✓								✓		✓	✓		✓		✓		✓
	Asset Management	✓		✓											✓		✓

Regional Expertise	Germany		✓		✓	✓	✓	✓	✓	✓	✓		✓	✓		✓		✓		✓	✓
	Europe	✓		✓				✓	✓		✓	✓		✓	✓		✓		✓	✓	✓
	Americas	✓		✓				✓			✓	✓		✓			✓		✓	✓	✓
	APAC	✓		✓				✓			✓	✓		✓	✓		✓		✓	✓	✓
✓ Profound and professional knowledge/expert
w Regulatory expert/expertise required by law and/or supervisory regulation
ER Employee Representative
* Definition of no overboarding: All Supervisory Board members hold an admissible number of board directorships in various companies in addition to Deutsche Bank AG.
Overboarding, i.e., holding an inadmissible number of board directorships in different companies, is determined on the basis of the statutory regulation in Section 25d (3)
of the German Banking Act (KWG)
** Definition of independence: A Supervisory Board member elected or to be elected by the shareholders is to be considered independent when there are no present or former (i) business, (ii) personal or (iii) other relations or affiliations with Deutsche Bank AG, its management bodies, a shareholder or a Deutsche Bank Group company that constitute a personal interest of the Supervisory Board member or a third-party interest he represents that might influence his actions in performing his mandate to the detriment of Deutsche Bank AG. Section C.6 (1) first half-sentence of the German Corporate Governance Code, according to which the members of the Supervisory
Board representing shareholders shall comprise what they consider to be an appropriate number of independent members, is adhered to as a result. The bank has no controlling shareholder at present
*** Definition of experts given in the “Supervisory Board committee experts” section of this report

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, profile of requirements

There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the fourth ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the General Meeting and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.
The Supervisory Board respects diversity when proposing its members for appointment. In light of the international operations of Deutsche Bank AG, care should be taken that the Supervisory Board has an appropriate number of members with long-term international experience. Currently, the professional careers or private lives of six members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the
Supervisory Board have many years of international experience from their current or former activities, for example, as management board member or chief executive officer or in a comparable executive function of corporations or organizations with international operations. The Supervisory Board believes that in these two ways the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.
Special importance has already been attached to an appropriate consideration of women in the selection process since the Supervisory Board elections in 2008. For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the
Supervisory Board shall be composed of at least 30% women and at least 30% men. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women are included in the selection process and appropriately considered in the election proposals. At the end of the financial year, four women and six men were members of the Supervisory Board on the employee representatives’ side and three women and seven men on the shareholder representatives’ side. In total, the Supervisory Board has seven female members, which corresponds to 35%. The statutory minimum quota of 30% has thus been fulfilled for many years now.
The average age of the Supervisory Board members was 58.4. The age structure is diverse, ranging from 41 to 70 years of age and spanning three generations, according to the general definition of the term.
The length of membership on the Supervisory Board of Deutsche Bank AG ranged from under one year to around 13 years at the end of the financial year. The average length of membership on the Supervisory Board as of December 31,
2025, was 4.63 years.
The diverse range of the members’ educational and professional backgrounds includes banking, business administration, economics, auditing, law, German studies, political science, electrical engineering, information systems, healthcare and chemistry. The resumes of the members of the Supervisory Board are published on the website of Deutsche Bank AG
(www.db.com/ir/en/supervisory-board.htm).
The members of the Supervisory Board do not exercise functions on a management body of or perform advisory duties at major competitors. Material conflicts of interest involving a member of the Supervisory Board that are not merely temporary shall result in the termination of that member’s Supervisory Board mandate. The Supervisory Board has issued corresponding guidelines for the identification, handling, mitigation and documentation of potential conflicts of interest.
Members of the Supervisory Board may not, according to Section 25d of the German Banking Act (KWG), and shall not, according to the recommendations under C.4 and C.5 of the German Corporate Governance Code (GCGC), hold more than the allowed number of supervisory board mandates or mandates in supervisory bodies of companies which have similar requirements. A Supervisory Board member of Deutsche Bank AG may concurrently be a member of the supervisory body of a maximum of five companies (including Deutsche Bank AG). If a Supervisory Board member is also an executive director of a company, this Supervisory Board member may concurrently be a member of the supervisory body of a maximum of three companies (including Deutsche Bank AG). The decisive factors for determining if this is the case are the supervisory authority’s regulatory requirements in consideration of the local laws. Compliance with this statutory regulation is continually monitored by the regulatory authorities. In the event of directorship overboarding, the supervisory authorities may require that Deutsche Bank AG revoke a Supervisory Board member’s appointment and prohibit this Supervisory Board member from performing his or her work. In the preceding financial year, the requirements on the admissible number of concurrently performed supervisory board mandates were met.

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, profile of requirements

With regard to the disclosure requirements under European Sustainability Reporting Standards (ESRS) 2 GOV-1 21. (e)
and the definition specified therein for “independent board members”, 100% of the Supervisory Board members are independent within the meaning of the ESRS. In the preceding financial year, there were no former members of the
Management Board on the Supervisory Board.
Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that
Deutsche Bank AG has business relations with. Business transactions of Deutsche Bank AG with these companies were conducted under the same conditions as those between unrelated third parties. In the opinion of the Management Board and the Supervisory Board, these transactions did not affect the independence of the Supervisory Board members involved.

Deutsche Bank	Supervisory Board
Annual Report 2025	Supervisory Board Committee experts

Supervisory Board Committee experts
Audit Committee Financial experts
The Supervisory Board determined that the following members of the Audit Committee are “Audit Committee Financial
Experts” as such term is defined by the implementation rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Professor Dr. Norbert Winkeljohann and Frank Witter. These
Audit Committee Financial Experts are “independent” of the bank, as defined in Rule 10A-3 under the U.S. Securities
Exchange Act of 1934.
Furthermore, the Supervisory Board determined in accordance with Sections 107 (4) and 100 (5) of the Stock
Corporation Act (AktG) and Section 25d (9) of the German Banking Act (KWG) that Professor Dr. Norbert Winkeljohann and Frank Witter have expert knowledge in financial accounting and the auditing of financial statements.
Professor Dr. Norbert Winkeljohann has expertise in the areas of accounting and auditing through his education and training as an auditor and his many years of experience as an auditor at various auditing firms and as Chairman of the
Management Board of PwC Europe SE.
Frank Witter has expertise in the areas of accounting and auditing through his many years of experience as Chief
Financial Officer of Volkswagen AG and as Chairman of the Board of Management of Volkswagen Financial Services AG.
Compensation Control Committee Compensation experts
Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control
Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. Based on the recommendation of the Compensation Control
Committee, the Supervisory Board resolved to specify by name Professor Dr. Norbert Winkeljohann, Alexander
Wynaendts and Dr. Klaus Moosmayer as Compensation Control Committee Compensation Experts. All of them have expertise and professional experience in the field of risk management and risk controlling, in particular with regard to mechanisms to align the compensation systems to the company’s overall risk appetite and strategy and its capital base.
They therefore fulfill the requirements of Section 25d (12) of the German Banking Act (KWG). Based on their years of experience as Management Board Chairman and/or Chief Executive Officer, Professor Dr. Norbert Winkeljohann and
Alexander Wynaendts have sufficient expertise and professional experience in the area of risk management and risk controlling. Dr. Klaus Moosmayer has expertise and experience for the specific topics of risk management and risk control based on his experience (i) as Chief Compliance Officer at Siemens, relating to the Compliance System of Siemens
Financial Services and Siemens Bank divisions, (ii) as member of the Executive Committee and Chief Ethics, Risk and
Compliance Officer of Novartis AG, as well as (iii) through his additional work on international committees and organizations.

Deutsche Bank	Supervisory Board
Annual Report 2025	Share ownership of Supervisory Board members

Share ownership of Supervisory Board members
The individual members of the Supervisory Board held the following numbers of shares (and share awards under employee share plans):

Members of the Supervisory Board	Number of shares	Number of share awards
Alexander Wynaendts	10,392	—
Susanne Bleidt	—	—
Mayree Clark	109,444	—
Jan Duscheck	—	—
Manja Eifert	241	10
Claudia Fieber	441	10
Sigmar Gabriel	2,423	—
Florian Haggenmiller	—	—
Timo Heider	—	—
Dr. Klaus Moosmayer	—	—
Kirsty Roth	—	—
Frank Schulze	598	10
Gerlinde M. Siebert	8,555	7,345
Yngve Slyngstad	2,250	—
Stephan Szukalski	—	—
John Alexander Thain	100,000	—
Jürgen Tögel	1,228	10
Michele Trogni	15,000	—
Professor Dr. Norbert Winkeljohann	6,300	—
Frank Witter	3,428	—
Total	260,300	7,385
1Ms. Siebert has an entitlement to 7,344.50 shares as part of her deferred variable compensation as an employee. These share awards will be due for delivery in the years
2026 to 2030.
As of February 6, 2026, the members of the Supervisory Board held 260,300 shares, which is less than 0.02% of the shares issued as of that day.
The “Number of share awards” column in the table lists share awards granted under the Global Share Purchase Plan to
Supervisory Board members who are employees of Deutsche Bank (“Matching Awards”), which are scheduled to be delivered to them on November 1, 2026, as well as Restricted Equity Awards (deferred share awards), which are granted to employees with deferred variable compensation. The Restricted Equity Awards are indicated with a footnote in the table, and further details on them as a compensation instrument are provided in the “Employee compensation report”.
The Compensation Report on the preceding financial year and the auditor’s report pursuant to Section 162 of the
German Stock Corporation Act (AktG), the currently applicable compensation system pursuant to Section 87a (1) and (2)
sentence 1 AktG as well as the last resolution on compensation pursuant to Section 113 (3) AktG are available from the website: www.db.com (under the Investor Relations headings “Reports and Events”, “Annual Reports”).

Deutsche Bank	Supervisory Board
Annual Report 2025	Diversity concept

Diversity concept
The Stock Corporation Act (AktG) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as member of its Management Board, failing the appointment is rendered void. In addition, promoting cognitive diversity on the
Management Board is important to the Supervisory Board, and it is intensively addressing the topic. It is actively working to ensure the Management Board has sufficient diversity of thought, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets.
Moreover, the AktG requires that the Management Board of a listed company sets targets for the share of women in the two management layers below the Management Board. The Supervisory Board and Management Board strive to and should serve as role models for the bank to drive an inclusive culture. In accordance with the bank’s aim to embrace dialogue and diverse views, diversity in the composition of the Supervisory Board and the Management Board also facilitates the proper performance of the tasks and duties assigned to them by law, the Articles of Association and Terms of Reference.
As an integral part of Deutsche Bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, diversity is a decisive factor for the bank’s success. With 160 nationalities represented across 55 countries in
2025, the bank is proud of its multicultural workforce. It sees the unique perspectives and experiences within its global network as a competitive advantage as it fuels innovation, strengthens culture and drives more sustainable outcomes.
Age and gender as well as educational and professional backgrounds have long been accepted as key aspects of the far more comprehensive understanding of diversity at Deutsche Bank.
As stated in its Code of Conduct, Deutsche Bank is committed to ensuring fair and equal opportunities for employees from all backgrounds and experiences, an objective it advances through its multi-dimensional diversity and inclusion strategy. Centered on five pillars - leadership accountability, adapting processes, driving behavioral change, thought leadership, and ensuring legal compliance - the strategy is endorsed by the Management Board who monitors progress against the agreed goals and objectives.
The targets for the proportion of women in management positions, the gender quota and the disclosure pursuant to
Section 96 (2) of the German Stock Corporation Act (AktG) are described in the "Sustainability Statement" in the section
"Own Workforce”.
Diversity concept for the Supervisory Board
The diversity concept for the Supervisory Board and its implementation are described in the section “Supervisory Board -
Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation”.
Diversity concept and succession planning for the Management Board
Through the composition of the Management Board, it is to be ensured that its members have, at all times, the required knowledge, skills and experience necessary to properly perform their tasks. Accordingly, when selecting members for the
Management Board, care is to be taken that they collectively have sufficient expertise and diversity within the meaning of the objectives specified above. Furthermore, the Supervisory Board and Management Board are to ensure long-term succession planning.
The Act to Supplement and Amend Regulations on the Equal Participation of Women and Men in Management Positions
in the Private and Public Sectors (Equal Participation Act II (FüPoG II) requires that at least one woman and one man be appointed to a management board with more than three members; however, no additional goals must be set. The bank fulfilled this requirement as of December 31, 2025, as it has two women on the Management Board. In general, a
Management Board member should not be older at the end of his or her appointment period than the regular retirement age according to the rules of the statutory pension insurance scheme applicable in Germany for the long-term insured to claim an early retirement pension.

Deutsche Bank	Supervisory Board
Annual Report 2025	Diversity concept

Implementation
In accordance with the law, the Articles of Association and Terms of Reference, the Supervisory Board adopted a candidate profile for the members of the Management Board, based on a proposal from the Nomination Committee. This profile takes into account an “Expertise and Capabilities Matrix”, specifying, among other things, the required knowledge, skills and experience to perform the tasks as Management Board member, in order to successfully develop and implement the bank’s strategy in the respective market or the respective division and as a management body collectively. The Management Board reviews succession plans for Management Board positions, both individually and as a group. Individual succession plans are reviewed and internal succession candidates are discussed in detail based on potential, leadership skills and experience as well as fit and proper suitability. As gender diversity is a key focus of
Deutsche Bank, the respective succession metrics and data analytics support this process. After approval by the
Management Board these plans are submitted to the Nomination Committee and the Supervisory Board, in principle at a meeting for extensive deliberation.
In identifying candidates to fill a position on the bank’s Management Board, the Supervisory Board’s Nomination
Committee takes into account the appropriate diversity balance of all Management Board members collectively.
Furthermore, it also considers the targets set by the Supervisory Board in accordance with statutory requirements for the percentage of women on the Management Board.
The Nomination Committee supports the Supervisory Board with the periodic assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the
Management Board in its entirety.
Results achieved in the 2025 financial year
As of December 31, 2025, the Management Board comprisedtwo women (22%) and seven men.
The age structure is ranging from 50 to 59 years of age as of December 31, 2025.
In light of the bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, five of the nine Management Board members as of December 31, 2025 have a German background. Furthermore, the
Management Board members come from Italy, the United Kingdom, Australia, New Zealand and Switzerland. However,
the ethnic diversity of the Management Board does not currently reflect the full diversity of the markets where the bank does business or the diversity of Deutsche Bank’s employees.
The diverse range of the Management Board members’ educational and professional backgrounds includes accounting, banking, business administration, economics, engineering finance, law and philosophy.
The bank transparently reports on Management Board diversity in addition to the information presented in this Corporate
Governance Statement according to Sec. 289f and 315d of the German Commercial Code in the sections “Management
Board” and “Supervisory Board” as well as on the bank’s website: www.db.com (Heading: Investor Relations, “Corporate
Governance”, “Management Board”).

Deutsche Bank	Related Party Transactions
Annual Report 2025

Related Party Transactions
For information on related party transactions please refer to Note 36 “Related party transactions“.
Value and leadership principles of Deutsche Bank AG
and Deutsche Bank Group
Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial
Officers
Deutsche Bank Group’s Code of Conduct sets out Deutsche Bank’s purpose, values and beliefs and minimum standards of conduct that the bank expects all members of the Management Board and employees to follow. These values and standards govern employee interactions with the bank’s clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. In addition, the Code forms the cornerstone of the bank’s policies, which provide guidance on compliance with applicable laws and regulations.
In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the bank adopted a Code of Ethics for Senior
Financial Officers of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to the “Senior
Financial Officers”, which currently consist of Deutsche Bank’s Chairman of the Management Board and the Chief
Financial Officer as well as certain other Senior Financial Officers. There were no amendments or waivers to this Code of
Ethics in 2025.
The current versions of the Code of Conduct as well as the Code of Ethics for Senior Financial Officers of Deutsche Bank
AG and Deutsche Bank Group are available from Deutsche Bank’s website: www.db.com/ir/en/documents.htm.
Corporate Governance at Deutsche Bank AG and Deutsche Bank Group
Deutsche Bank established a Group Governance function to define, implement and monitor the corporate governance framework of Deutsche Bank AG and Deutsche Bank Group and to perform this governance function throughout the
Group. Group Governance addresses corporate governance issues in Deutsche Bank AG and Deutsche Bank Group, while focusing closely on clear organizational structures aligned to the key elements of good corporate governance.
Deutsche Bank AG and Deutsche Bank Group are committed to ensuring a corporate governance framework in accordance with international standards and statutory provisions. In support of this objective, Deutsche Bank AG and
Deutsche Bank Group have instituted clear corporate governance principles.
Further details on corporate governance are published on Deutsche Bank’s website (www.db.com/ir/en/corporate-
governance.htm).

Deutsche Bank	Principal accountant fees and services
Annual Report 2025

Principal accountant fees and services
In accordance with German law, Deutsche Bank’s principal accountant is appointed at the Annual General Meeting based on a recommendation of Deutsche Bank’s Supervisory Board. The Audit Committee of the Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (EY) was the bank’s principal accountant for the 2024 and 2025 fiscal years, respectively.
The tables set forth below contain the aggregate fees billed for each of the last two fiscal years by EY in each of the following categories: (1) Audit fees include fees for professional services for the audit of Deutsche Bank’s annual financial statements and consolidated financial statements and do not include audit fees for DWS and its subsidiaries that are not audited by EY, (2) Audit-related fees include fees for other assurance services required by law or regulations, in particular for financial service specific attestation, for quarterly reviews, for mergers and acquisition audits, as well as fees for voluntary assurance services, like voluntary audits for internal management purposes and the issuance of comfort letters,
(3) Tax-related fees include fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to tax planning initiatives and assistance with assessing compliance with tax regulations, and (4) All other fees, which are fees for products and services other than Audit fees,
Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).
Fees billed by EY

Fee category in € m.	2025	2024
Audit fees	70	69
Audit-related fees	10	10
Tax-related fees	—	—
All other fees	—	1
Total fees	80	80
Under SEC regulations, the principal accountant fees are required to be presented as follows: audit fees were
€ 72 million in 2025 and 2024, audit-related fees were €8 million in 2025 compared to € 7 million in 2024, tax-related fees were € 0 million in 2025 and 2024, and all other fees were € 0 million in 2025 compared to € 1 million in 2024.
United States law and regulations generally require that all engagements of Deutsche Bank’s principal accountant be pre-approved by the Audit Committee of the Bank’s Supervisory Board or pursuant to policies and procedures adopted by it. The Audit Committee has designated a list of pre-approved audit, audit-related and tax services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform if the estimated costs are less than or equal to € 1 million. The Audit Committee has also designated a list of pre-approved audit services that it has authorized the Finance Chief Accounting Office to engage Deutsche Bank’s principal accountant to perform with estimated costs in excess of € 1 million. All engagement requests for audit, audit-related and tax services that are not on the pre-approved list of specified services must be approved by the Audit Committee. The
Finance Chief Accounting Office periodically reports the engagements approved by it to the Audit Committee. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange
Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the
Audit Committee at its next meeting.
Additionally, United States law and regulations permit that specific pre-approval is not required for permissible non-
audit services, provided that such non-audit services: (i) do not aggregate to more than 5% of total fees paid by Deutsche
Bank AG and its subsidiaries to the auditor in the fiscal year in which the services are provided; (ii) were not recognized by the bank or a subsidiary thereof as non-audit services at the time of the engagement; and (iii) are promptly brought to the attention of the Audit Committee of Deutsche Bank AG and approved, prior to the completion of the next audit. In 2024 and 2025, the percentage of the total amount of revenues Deutsche Bank paid to its principal accountant for non-audit services that was subject to such a waiver was less than 5% for each year.

5
Article 8 tables

698	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
	699	Table 1.1: Assets for the calculation of GAR Stock (Turnover KPIs)
	700	Table 1.2: Assets for the calculation of GAR Stock (CapEx KPIs)
	701	Table 1.3: Assets for the calculation of GAR Flow (Turnover KPIs)
	702	Table 1.4: Assets for the calculation of GAR Flow (CapEx KPIs)
	703	Table 2.1: GAR sector information (Turnover KPIs)
	704	Table 2.2: GAR sector information (CapEx KPIs)
	705	Table 3.1: GAR KPI stock (Turnover KPIs)
	706	Table 3.2: GAR KPI stock (CapEx KPIs)
	707	Table 4.1: GAR KPI flow (Turnover KPIs)
	708	Table 4.2: GAR KPI flow (CapEx KPIs)
	709	Table 5.1: KPI off-balance sheet exposures (Turnover KPIs stock)
	709	Table 5.2: KPI off-balance sheet exposures (CapEx KPIs stock)
	710	Table 5.3: KPI off-balance sheet exposures (Turnover KPIs flow)
	710	Table 5.4: KPI off-balance sheet exposures (CapEx KPIs flow)

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Tabular disclosures in accordance with Article 8 of
the Taxonomy Regulation
Tables 1.1 - 1.4 “Assets for the calculation of GAR” highlight the composition of the ratio’s numerator and denominator.
Exposures’ gross carrying amount, eligibility and alignment are presented by counterparty type, e.g., financial undertakings, non-financial undertakings and households, and further split by product type, e.g., loans and advances, debt securities and equity instruments. For assets which are not considered in the GAR calculation i.e., exposures to central governments and supranational issuers, central banks exposures, undertakings and entities not subject to CSRD, derivatives, on demand interbank loans, cash and cash-related assets, other categories of assets and trading book only the gross carrying amount is reported in these tables. Finally, the tables include assets under management with undertakings subject to CSRD disclosure obligations. The assets under management reflect the total of the in scope
Private Bank and Asset Management (DWS) positions.
Taxonomy eligibility and alignment are assessed for all assets which are included in the GAR calculation. Exposures aligned to the EU Taxonomy need to be reported for all six environmental objectives (Climate Change mitigation, Climate
Change Adaptation, Water and marine resources, Circular economy, Pollution, and Biodiversity and Ecosystems) for year-
end 2025.
The tables are duplicated based on the turnover and CapEx KPIs for stock and flow of the bank’s counterparties for the general purpose lending exposures, while exposures with known use of proceeds are presented in both tables in the same way. The flow data is calculated using gross carrying amount of exposures at origination (i.e., new loans and advances, debt securities, equity instruments) newly incurred between January 1 and December 31, 2025.
Tables 2.1 and 2.2 “GAR sector information” lay out banking book exposures toward the top 10 sectors covered by the
EU Taxonomy compass under all six environmental objectives as well as nuclear and fossil gas activities. Activities related to nuclear and fossil gas are those which comply with section 4.26-4.28 and 4.29-4.31 of the Delegated Regulation
2021/2139 respectively. NACE codes are required to be presented at the level 4 and are based on the principal activity of the counterparty. For counterparties which are holding companies, the NACE sector of the principal activity of the specific counterparty controlled by the holding company is considered for reporting. The tables are duplicated based on the turnover and CapEx KPIs of the bank’s counterparties for the general purpose lending exposures.
Tables 3.1 and 3.2 “GAR KPI stock” present the GAR KPIs on the basis of data disclosed in the Tables 1.1 and 1.2 respectively. KPIs in this template reflect the proportion of exposures related to Taxonomy eligible and aligned activities compared to the covered assets. The tables are duplicated based on the turnover and CapEx KPIs of the bank’s counterparties.
Tables 4.1 and 4.2 “GAR KPI flow” present the GAR KPIs on the basis of data disclosed in the Tables 1.3 and 1.4 respectively and highlight the GAR KPIs on flow of new Taxonomy eligible and aligned loans and advances, debt securities and equity instruments to CSRD-relevant undertakings and households in relation to the total flow of loans and advances, debt securities and equity instruments to financial and non-financial undertakings and households. The tables are duplicated based on the turnover and CapEx KPIs of the bank’s counterparties.
Tables 5.1, 5.2, 5.3 and 5.4 “KPI off-balance-sheet exposures” lay out KPIs for assets under management, in stock and flow, calculated on the basis of data disclosed in Tables 1.1 - 1.4. The assets under management data reflect the total of the in scope Private Bank and Asset Management (DWS) positions. As the Disclosure Delegated Acts and Frequently
Asked Questions documents from the EU Commission provide no definition of flows for assets under management,
Deutsche Bank assesses them based on the net flows in line with the common industry practice of the assets under management reporting. Where net flows were negative in the reporting period, resulting EU Taxonomy KPIs are set to zero.
Numbers presented in the following tables may not add up due to rounding. Blank cells represent datapoints that don’t have to be reported based on the templates prescribed by the EU Taxonomy Regulation and the related Disclosures
Delegated Acts.

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 1.1: Assets for the calculation of GAR Stock (Turnover KPIs)

in € m.		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
		Dec 31, 2025
		Total [gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Of which Taxonomy-aligned									Non-assessed exposures	Non-assessed exposures
					Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling		Of which financing non- material activities of counter- parties[2]	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution[3]
					Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	237,227	176,485	6,460	6,441	4	—	15	—	—	5,184	139	485	6,867			6,867
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	237,138	176,396	6,380	6,361	4	—	15	—	—	5,104	139	485	6,867			6,867
3	Financial undertakings	18,721	3,934	461	452	2	—	7	—	—	—	52	65	—			—
4	Loans and advances	18,664	3,934	461	452	2	—	7	—	—	—	52	65	—			—
5	Debt securities, including UoP	7	—	—	—	—	—	—	—	—	—	—	—	—			—
6	Equity instruments	50	—	—	—	—	—	—	—	—		—	—	—			—
7	Non-financial undertakings	12,594	4,008	855	844	2	—	8	—	—	40	87	420	—			—
8	Loans and advances	12,578	4,005	854	844	2	—	8	—	—	40	87	420	—			—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
10	Equity instruments	16	3	—	—	—	—	—	—	—		—	—	—			—
11	Households	205,823	168,454	5,064	5,064	—		—			5,064	—	—	6,867			6,867
12	of which loans collateralized by residential immovable property	161,589	161,587	5,064	5,064	—		—			5,064	—	—	—			—
13	of which building renovation loans	2,947	2,947	—	—	—		—			—	—	—	2,947			2,947
14	of which motor vehicle loans	3,920	3,920	—	—						—	—	—	3,920			3,920
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
16	Housing financing	—	—	—	—	—		—			—	—	—	—			—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
18	Collateral obtained by taking possession: residential and commercial immovable properties	9	9	—	—	—		—			—	—	—	—			—
19	Exposures included on a voluntary basis[1]	80	80	80	80	—		—			80	—	—	—
20	Total GAR assets	237,227												—			—
21	Assets not covered for GAR calculation	1,195,619
22	Central governments and supranational issuers	172,597
23	Central banks exposure	171,856
24	Trading book	486,001
25	Undertakings and entities not subject to CSRD	334,982
26	SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	111,248
27	Loans and advances	105,088
28	of which loans collateralized by commercial immovable property	18,493
29	of which building renovation loans	936
30	Debt securities	3,564
31	Equity instruments	2,596
32	Non-EU country counterparties not subject to CSRD disclosure obligations	223,734
33	Loans and advances	209,476
34	Debt securities	12,298
35	Equity instruments	1,960
36	Derivatives	938
37	On demand interbank loans	6,923
38	Cash and cash-related assets	1,381
39	Other categories of assets (e.g., Goodwill, commodities etc.)	20,942
40	Total assets	1,432,846
Off-balance sheet exposures (stock) to undertakings subject to CSRD disclosure obligations and local governments
41	Financial guarantees[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A			N/A
42	Assets under Management	672,920	169,488	31,447	28,887	169	333	1,456	115	—	2,016	1,466	17,294	—			—
43	Of which debt securities	151,634	35,171	9,102	8,573	44	69	210	65	—	1,958	558	4,213	—			—
44	Of which equity instruments	277,463	70,662	17,302	15,506	96	255	1,072	28	—	58	744	11,302	—			—
1Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients
2Exposures in accordance with Article 7(8)(a) and (b) of the Regulation
3Represents non-assessed motor vehicle and renovation loans
4 Reported as N/A  in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 1.2: Assets for the calculation of GAR Stock (CapEx KPIs)

in € m.		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
		Dec 31, 2025
		Total [gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Of which Taxonomy-aligned									Non-assessed exposures	Non-assessed exposures
					Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling		Of which financing non- material activities of counter- parties[2]	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution[3]
					Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	237,227	178,610	7,605	7,365	233	—	7	—	—	5,184	195	983	6,867			6,867
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	237,138	178,520	7,525	7,285	233	—	7	—	—	5,104	195	983	6,867			6,867
3	Financial undertakings	18,721	4,254	563	560	2	—	—	—	—	—	48	113	—			—
4	Loans and advances	18,664	4,247	563	560	2	—	—	—	—	—	48	113	—			—
5	Debt securities, including UoP	7	—	—	—	—	—	—	—	—	—	—	—	—			—
6	Equity instruments	50	7	—	—	—	—	—	—	—		—	—	—			—
7	Non-financial undertakings	12,594	5,813	1,898	1,660	231	—	7	—	—	40	147	870	—			—
8	Loans and advances	12,578	5,808	1,897	1,659	231	—	7	—	—	40	147	869	—			—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
10	Equity instruments	16	5	1	1	—	—	—	—	—		—	—	—			—
11	Households	205,823	168,454	5,064	5,064	—		—			5,064	—	—	6,867			6,867
12	of which loans collateralized by residential immovable property	161,589	161,587	5,064	5,064	—		—			5,064	—	—	—			—
13	of which building renovation loans	2,947	2,947	—	—	—		—			—	—	—	2,947			2,947
14	of which motor vehicle loans	3,920	3,920	—	—						—	—	—	3,920			3,920
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
16	Housing financing	—	—	—	—	—		—			—	—	—	—			—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
18	Collateral obtained by taking possession: residential and commercial immovable properties	9	9	—	—	—		—			—	—	—	—			—
19	Exposures included on a voluntary basis[1]	80	80	80	80	—		—			80	—	—	—
20	Total GAR assets	237,227												—			—
21	Assets not covered for GAR calculation	1,195,619
22	Central governments and supranational issuers	172,597
23	Central banks exposure	171,856
24	Trading book	486,001
25	Undertakings and entities not subject to CSRD	334,982
26	SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	111,248
27	Loans and advances	105,088
28	of which loans collateralized by commercial immovable property	18,493
29	of which building renovation loans	936
30	Debt securities	3,564
31	Equity instruments	2,596
32	Non-EU country counterparties not subject to CSRD disclosure obligations	223,734
33	Loans and advances	209,476
34	Debt securities	12,298
35	Equity instruments	1,960
36	Derivatives	938
37	On demand interbank loans	6,923
38	Cash and cash-related assets	1,381
39	Other categories of assets (e.g., Goodwill, commodities etc.)	20,942
40	Total assets	1,432,846
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
41	Financial guarantees[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A			N/A
42	Assets under Management	672,920	189,451	46,128	43,881	632	394	842	160	—	2,016	2,379	23,976	—
43	Of which debt securities	151,634	40,157	13,024	12,174	319	92	157	92	—	1,958	840	6,139	—			—
44	Of which equity instruments	277,463	83,463	26,304	25,060	305	291	583	37	—	58	1,282	15,184	—			—
1Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients
2Exposures in accordance with Article 7(8)(a) and (b) of the Regulation
3Represents non-assessed motor vehicle and renovation loans
4 Reported as N/A  in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 1.3: Assets for the calculation of GAR Flow (Turnover KPIs)

in € m.		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
		Dec 31, 2025
		Total [gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Of which Taxonomy-aligned									Non-assessed exposures	Non-assessed exposures
					Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling		Of which financing non- material activities of counter- parties[2]	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution[3]
					Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	99,936	27,364	2,633	2,624	4	1	3	—	—	533	197	424	1,812			1,812
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	99,856	27,284	2,553	2,544	4	1	3	—	—	453	197	424	1,812			1,812
3	Financial undertakings	76,724	16,780	1,562	1,555	4	1	1	—	—	—	173	159	—			—
4	Loans and advances	76,724	16,780	1,562	1,555	4	1	1	—	—	—	173	159	—			—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
6	Equity instruments	—	—	—	—	—	—	—	—	—		—	—	—			—
7	Non-financial undertakings	5,487	2,314	538	536	—	—	2	—	—	—	24	265	—			—
8	Loans and advances	5,470	2,310	538	536	—	—	2	—	—	—	24	265	—			—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
10	Equity instruments	17	4	—	—	—	—	—	—	—		—	—	—			—
11	Households	17,644	8,191	453	453	—		—			453	—	—	1,812			1,812
12	of which loans collateralized by residential immovable property	6,379	6,379	453	453	—		—			453	—	—	—			—
13	of which building renovation loans	202	202	—	—	—		—			—	—	—	202			202
14	of which motor vehicle loans	1,610	1,610	—	—						—	—	—	1,610			1,610
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
16	Housing financing	—	—	—	—	—		—			—	—	—	—			—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—	—		—			—	—	—	—			—
19	Exposures included on a voluntary basis[1]	80	80	80	80	—		—			80	—	—	—
20	Total GAR assets	99,936												—			—
21	Assets not covered for GAR calculation	857,823
22	Central governments and supranational issuers	46,778
23	Central banks exposure	59,106
24	Trading book	318,056
25	Undertakings and entities not subject to CSRD	370,976
26	SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	67,368
27	Loans and advances	35,410
28	of which loans collateralized by commercial immovable property	1,486
29	of which building renovation loans	51
30	Debt securities	31,815
31	Equity instruments	143
32	Non-EU country counterparties not subject to CSRD disclosure obligations	303,609
33	Loans and advances	295,098
34	Debt securities	8,471
35	Equity instruments	39
36	Derivatives	24
37	On demand interbank loans	62,858
38	Cash and cash-related assets	25
39	Other categories of assets (e.g., Goodwill, commodities etc.)	0
40	Total assets	957,759
Off-balance sheet exposures (flow) to Undertakings subject to CSRD disclosure obligations and local governments
41	Financial guarantees[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A			N/A
42	Assets under Management	62,379	4,835	1,318	1,216	8	12	61	9	—	—	80	763	—			—
43	Of which debt securities	1,816	59	12	11	1	—	—	—	—	—	—	7	—			—
44	Of which equity instruments	825	225	—	—	1	—	2	—	—	—	—	12	—			—
1Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients
2Exposures in accordance with Article 7(8)(a) and (b) of the Regulation
3Represents non-assessed motor vehicle and renovation loans
4 Reported as N/A  in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 1.4: Assets for the calculation of GAR Flow (CapEx KPIs)

in € m.		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p
		Dec 31, 2025
		Total [gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Of which Taxonomy-aligned									Non-assessed exposures	Non-assessed exposures
					Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling		Of which financing non- material activities of counter- parties[2]	Of which exposures financing counterparties reporting in accordance with Article 7(9)	Of which not assessed considered non-material by the credit institution[3]
					Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	99,936	29,005	4,020	3,934	82	1	2	—	1	533	268	958	1,812			1,812
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	99,856	28,925	3,940	3,854	82	1	2	—	1	453	268	958	1,812			1,812
3	Financial undertakings	76,724	17,355	1,846	1,834	9	1	1	—	1	—	193	292	—			—
4	Loans and advances	76,724	17,355	1,846	1,834	9	1	1	—	1	—	193	292	—			—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
6	Equity instruments	—	—	—	—	—	—	—	—	—		—	—	—			—
7	Non-financial undertakings	5,487	3,379	1,642	1,568	73	—	1	—	—	—	75	666	—			—
8	Loans and advances	5,470	3,372	1,642	1,568	73	—	1	—	—	—	74	666	—			—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—			—
10	Equity instruments	17	7	—	—	—	—	—	—	—		—	—	—			—
11	Households	17,644	8,191	453	453	—		—			453	—	—	1,812			1,812
12	of which loans collateralized by residential immovable property	6,379	6,379	453	453	—		—			453	—	—	—			—
13	of which building renovation loans	202	202	—	—	—		—			—	—	—	202			202
14	of which motor vehicle loans	1,610	1,610	—	—						—	—	—	1,610			1,610
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
16	Housing financing	—	—	—	—	—		—			—	—	—	—			—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—			—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—	—		—			—	—	—	—			—
19	Exposures included on a voluntary basis[1]	80	80	80	80	—		—			80	—	—	—
20	Total GAR assets	99,936												—			—
21	Assets not covered for GAR calculation	857,823
22	Central governments and supranational issuers	46,778
23	Central banks exposure	59,106
24	Trading book	318,056
25	Undertakings and entities not subject to CSRD	370,976
26	SMEs and undertakings (other than SMEs) not subject to CSRD disclosure obligations	67,368
27	Loans and advances	35,410
28	of which loans collateralized by commercial immovable property	1,486
29	of which building renovation loans	51
30	Debt securities	31,815
31	Equity instruments	143
32	Non-EU country counterparties not subject to CSRD disclosure obligations	303,609
33	Loans and advances	295,098
34	Debt securities	8,471
35	Equity instruments	39
36	Derivatives	24
37	On demand interbank loans	62,858
38	Cash and cash-related assets	25
39	Other categories of assets (e.g., Goodwill, commodities etc.)	0
40	Total assets	957,759
Off-balance sheet exposures (flow) to Undertakings subject to CSRD disclosure obligations and local governments
41	Financial guarantees[4]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A			N/A
42	Assets under Management	62,379	5,626	2,067	1,956	42	14	33	14	—	—	154	1,025	—			—
43	Of which debt securities	1,816	63	24	23	1	—	—	—	—	2	1	14	—			—
44	Of which equity instruments	825	92	22	21	—	—	1	—	—	—	9	62	—			—
1Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients
2Exposures in accordance with Article 7(8)(a) and (b) of the Regulation
3Represents non-assessed motor vehicle and renovation loans
4 Reported as N/A  in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 2.1: GAR sector information (Turnover KPIs)

	a	b	c	d	e	f	g	h	i	j
		Dec 31, 2025
	Breakdown by sector - NACE 4 digits level (code and label) (in €m.)	Total [Gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	C27.90: Manufacture of other electrical equipment n.e.c.	1,072	604	26	25	—	—	1	—	—
2	C29.10: Manufacture of motor vehicles	887	757	76	76	—	—	—	—	—
3	L68.20: Renting and operating of own or leased real estate	473	168	57	57	—	—	—	—	—
4	G47.11: Retail sale in non-specialized stores with food, beverages and tobacco predominating	445	—	—	—	—	—	—	—	—
5	H53.10: Postal activities under universal service obligation	387	74	15	15	—	—	—	—	—
6	C28.99: Manufacture of other special-purpose machinery n.e.c.	351	15	6	6	—	—	—	—	—
7	K65.20: Reinsurance	334	10	10	10	—	—	—	—	—
8	H51.10: Passenger air transport	308	269	11	11	—	—	—	—	—
9	J61.90: Other telecommunication activities	276	17	1	—	—	—	1	—	—
10	H52.23: Service activities identical to airport transportation	227	82	14	14	—	—	—	—	—
11	Nuclear activities[1]	6,137	4	4
12	Fossil gas activities[2]	9,044	77	1
13	Of which non-assessed exposures
1 Referred to in Sections 4.26, 4,27, and 4.28 of Annexes I and II to Delegated Regulation 2021/2139
2 Referred to in Sections 4.29, 4,30, and 4.31 of Annexes I and II to Delegated Regulation 2021/2139

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 2.2: GAR sector information (CapEx KPIs)

	a	b	c	d	e	f	g	h	i	j
		Dec 31, 2025
	Breakdown by sector - NACE 4 digits level (code and label) (in €m.)	Total [Gross] carrying amount	Of which Taxonomy- eligible	Of which Taxonomy- aligned	Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	C27.90: Manufacture of other electrical equipment n.e.c.	1,072	726	36	36	—	—	—	—	—
2	C29.10: Manufacture of motor vehicles	887	779	222	222	—	—	—	—	—
3	L68.20: Renting and operating of own or leased real estate	473	250	118	93	25	—	—	—	—
4	G47.11: Retail sale in non-specialized stores with food, beverages and tobacco predominating	445	64	7	7	—	—	1	—	—
5	H53.10: Postal activities under universal service obligation	387	63	23	23	—	—	—	—	—
6	C28.99: Manufacture of other special-purpose machinery n.e.c.	351	150	11	11	—	—	—	—	—
7	K65.20: Reinsurance	334	12	12	12	—	—	—	—	—
8	H51.10: Passenger air transport	308	273	21	21	—	—	—	—	—
9	C11.05:Manufacture of beer	307	21	2	2	—	—	—	—	—
10	J61.90: Other telecommunication activities	276	46	2	1	—	—	1	—	—
11	Nuclear activities[1]	5,798	10	9
12	Fossil gas activities[2]	7,378	131	6
13	Of which non-assessed exposures
1 Referred to in Sections 4.26, 4,27, and 4.28 of Annexes I and II to Delegated Regulation 2021/2139
2 Referred to in Sections 4.29, 4,30, and 4.31 of Annexes I and II to Delegated Regulation 2021/2139

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 3.1: GAR KPI stock (Turnover KPIs)

% (compared to corresponding total covered assets in the denominator)		a	b	c	d	e	f	g	h	i	j	k	l	m
		Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Proportion of Taxonomy aligned in Taxonomy eligible	Non- assessed exposures[1]
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	74.4	2.7	2.7	—	—	—	—	—	2.2	0.1	0.2	3.7	2.9
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	74.4	2.7	2.7	—	—	—	—	—	2.2	0.1	0.2	3.6	2.9
3	Financial undertakings	1.7	0.2	0.2	—	—	—	—	—	—	—	—	0.3	—
4	Loans and advances	1.7	0.2	0.2	—	—	—	—	—	—	—	—	0.3	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
7	Non-financial undertakings	1.7	0.4	0.4	—	—	—	—	—	—	—	0.2	0.5	—
8	Loans and advances	1.7	0.4	0.4	—	—	—	—	—	—	—	0.2	0.5	—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
11	Households	71.0	2.1	2.1	—		—			2.1	—	—	2.9	2.9
12	of which loans collateralized by residential immovable property	68.1	2.1	2.1	—		—			2.1	—	—	2.9	—
13	of which building renovation loans	1.2	—	—	—		—			—	—	—	—	1.2
14	of which motor vehicle loans	1.7	—	—						—	—	—	—	1.7
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—
16	Housing financing	—	—	—	—		—			—	—	—	—	—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—		—			—	—	—	—	—
19	Exposures included on a voluntary basis[2]	—	—	—	—		—			—	—	—	—
20	GAR - Total GAR assets
1  Represents non-assessed motor vehicle and renovation loans
2  Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 3.2: GAR KPI stock (CapEx KPIs)

% (compared to corresponding total covered assets in the denominator)		a	b	c	d	e	f	g	h	i	j	k	l	m
		Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Proportion of Taxonomy aligned in Taxonomy eligible	Non- assessed exposures[1]
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	75.3	3.2	3.1	0.1	—	—	—	—	2.2	0.1	0.4	4.3	2.9
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	75.3	3.2	3.1	0.1	—	—	—	—	2.2	0.1	0.4	4.2	2.9
3	Financial undertakings	1.8	0.2	0.2	—	—	—	—	—	—	—	—	0.3	—
4	Loans and advances	1.8	0.2	0.2	—	—	—	—	—	—	—	—	0.3	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
7	Non-financial undertakings	2.5	0.8	0.7	0.1	—	—	—	—	—	0.1	0.4	1.1	—
8	Loans and advances	2.4	0.8	0.7	0.1	—	—	—	—	—	0.1	0.4	1.1	—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
11	Households	71.0	2.1	2.1	—		—			2.1	—	—	2.8	2.9
12	of which loans collateralized by residential immovable property	68.1	2.1	2.1	—		—			2.1	—	—	2.8	—
13	of which building renovation loans	1.2	—	—	—		—			—	—	—	—	1.2
14	of which motor vehicle loans	1.7	—	—						—	—	—	—	1.7
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—
16	Housing financing	—	—	—	—		—			—	—	—	—	—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—		—			—	—	—	—	—
19	Exposures included on a voluntary basis[2]	—	—	—	—		—			—	—	—	—
20	GAR - Total GAR assets
1  Represents non-assessed motor vehicle and renovation loans
2  Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 4.1: GAR KPI flow (Turnover KPIs)

% (compared to corresponding total covered assets in the denominator)		a	b	c	d	e	f	g	h	i	j	k	l	m
		Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Proportion of Taxonomy aligned in Taxonomy eligible	Non- assessed exposures[1]
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	27.4	2.6	2.6	—	—	—	—	—	0.5	0.2	0.4	9.6	1.8
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	27.3	2.6	2.5	—	—	—	—	—	0.5	0.2	0.4	9.3	1.8
3	Financial undertakings	16.8	1.6	1.6	—	—	—	—	—	—	0.2	0.2	5.7	—
4	Loans and advances	16.8	1.6	1.6	—	—	—	—	—	—	0.2	0.2	5.7	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
7	Non-financial undertakings	2.3	0.5	0.5	—	—	—	—	—	—	—	0.3	2.0	—
8	Loans and advances	2.3	0.5	0.5	—	—	—	—	—	—	—	0.3	2.0	—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
11	Households	8.2	0.5	0.5	—		—			0.5	—	—	1.7	1.8
12	of which loans collateralized by residential immovable property	6.4	0.5	0.5	—		—			0.5	—	—	1.7	—
13	of which building renovation loans	0.2	—	—	—		—			—	—	—	—	0.2
14	of which motor vehicle loans	1.6	—	—						—	—	—	—	1.6
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—
16	Housing financing	—	—	—	—		—			—	—	—	—	—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—		—			—	—	—	—	—
19	Exposures included on a voluntary basis[2]	0.1	0.1	0.1	—		—			0.1	—	—	0.3
20	GAR - Total GAR assets
1  Represents non-assessed motor vehicle and renovation loans
2  Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 4.2: GAR KPI flow (CapEx KPIs)

% (compared to corresponding total covered assets in the denominator)		a	b	c	d	e	f	g	h	i	j	k	l	m
		Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Proportion of Taxonomy aligned in Taxonomy eligible	Non- assessed exposures[1]
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	GAR - Covered assets in both numerator and denominator	29.0	4.0	3.9	0.1	—	—	—	—	0.5	0.3	1.0	13.9	1.8
2	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	28.9	3.9	3.9	0.1	—	—	—	—	0.5	0.3	1.0	13.6	1.8
3	Financial undertakings	17.4	1.8	1.8	—	—	—	—	—	—	0.2	0.3	6.4	—
4	Loans and advances	17.4	1.8	1.8	—	—	—	—	—	—	0.2	0.3	6.4	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
7	Non-financial undertakings	3.4	1.6	1.6	0.1	—	—	—	—	—	0.1	0.7	5.7	—
8	Loans and advances	3.4	1.6	1.6	0.1	—	—	—	—	—	0.1	0.7	5.7	—
9	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Equity instruments	—	—	—	—	—	—	—	—		—	—	—	—
11	Households	8.2	0.5	0.5	—		—			0.5	—	—	1.6	1.8
12	of which loans collateralized by residential immovable property	6.4	0.5	0.5	—		—			0.5	—	—	1.6	—
13	of which building renovation loans	0.2	—	—	—		—			—	—	—	—	0.2
14	of which motor vehicle loans	1.6	—	—						—	—	—	—	1.6
15	Local governments financing	—	—	—	—	—	—	—	—	—	—	—	—	—
16	Housing financing	—	—	—	—		—			—	—	—	—	—
17	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—		—			—	—	—	—	—
19	Exposures included on a voluntary basis[2]	0.1	0.1	0.1	—		—			0.1	—	—	0.3
20	GAR - Total GAR assets
1  Represents non-assessed motor vehicle and renovation loans
2  Voluntary exposures comprise of known Use of Proceed exposures with non-CSRD-relevant clients

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 5.1: KPI off-balance sheet exposures (Turnover KPIs stock)

		a	b	c	d	e	f	g	h	i	j	k	l
Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Non-assessed exposures
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
% (compared to corresponding total off- balance sheet assets)				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	Financial guarantees (FinGuar KPI)[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Assets under Management (AuM KPI)	25.2	4.7	4.3	0.0	0.0	0.2	0.0	0.0	0.3	0.2	2.6	0.0
1 Reported as N/A in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue
Table 5.2: KPI off-balance sheet exposures (CapEx KPIs stock)

		a	b	c	d	e	f	g	h	i	j	k	l
Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Non-assessed exposures
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
% (compared to corresponding total off- balance sheet assets				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	Financial guarantees (FinGuar KPI)[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Assets under Management (AuM KPI)	28.2	6.9	6.5	0.1	0.1	0.1	0.0	0.0	0.3	0.4	3.6	0.0
1 Reported as N/A in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

Deutsche Bank	Tabular disclosures in accordance with Article 8 of the Taxonomy Regulation
Annual Report 2025

Table 5.3: KPI off-balance sheet exposures (Turnover KPIs flow)

		a	b	c	d	e	f	g	h	i	j	k	l
Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Non-assessed exposures
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
% (compared to corresponding total off balance sheet assets)				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	Financial guarantees (FinGuar KPI)[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Assets under Management (AuM KPI)	7.8	2.1	2.0	0.0	0.0	0.1	0.0	0.0	0.0	0.1	1.2	0.0
1 Reported as N/A in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue
Table 5.4: KPI off-balance sheet exposures (CapEx KPIs flow)

		a	b	c	d	e	f	g	h	i	j	k	l
Dec 31, 2025
		Taxonomy- eligible	Taxonomy- aligned	Taxonomy-aligned									Non-assessed exposures
				Breakdown per environmental objective						Of which Use of Proceeds	Of which transitional	Of which enabling
% (compared to corresponding total off- balance sheet assets				Climate Change Mitigation (CCM)	Climate Change Adaptation (CCA)	Water and marine resources (WTR)	Circular economy (CE)	Pollution (PPC)	Biodiversity and Ecosystems (BIO)
1	Financial guarantees (FinGuar KPI)[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Assets under Management (AuM KPI)	9.0	3.3	3.1	0.1	0.0	0.1	0.0	0.0	0.0	0.2	1.6	0.0
1 Reported as N/A in line with the EU Commission’s 4 July 2025 FAQ, as the KPI represents less than 10% of total net revenue

6
Supplementary Information (Unaudited)

712	Wording conventions for trend descriptions

713	Non-GAAP financial measures

721	Declaration of Backing

722	Group Five-Year Record

723	Imprint/Publications

Deutsche Bank	Wording conventions for trend descriptions
Annual Report 2025

Wording conventions for trend descriptions
Deutsche Bank has revised its wording conventions used to describe trends in the outlook.
The new conventions represent a refinement designed to enhance the clarity of narrative trend descriptions regarding direction and intensity of changes. It does not reflect any change to the Group’s 2028 financial targets, strategic ambitions, capital objectives or the substance of the underlying outlook.
Starting with the guidance provided in this report, the revised ranges underpinning its wording conventions will be applied on a prospective basis only and will not extend to any guidance or disclosures relating to prior periods or to other sections of this report.
Illustrated below are the ranges for the different wording conventions:

Guidance range
Essentially flat	+/- 1%
Slightly higher/lower	+/- 2-5%
Higher/lower	+/- 6-10%
Significantly higher/lower	>+10% / <-10%

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Return on Equity Ratios

Non-GAAP financial measures
This document and other documents the Group has published or may publish contain Non-GAAP financial measures.
Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.
Return on Equity Ratios
The Group reports post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure, and reconciles to post-tax return on average shareholders’ equity.
Post-tax return on average shareholders’ equity and post-tax return on average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after deducting profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon) as a percentage of average shareholders’ equity and average tangible shareholders' equity. For the Group, the allocation reflects the reported effective tax rate, which was 27% for the full year 2025, 34% for 2024 and 14% for 2023. Profit (loss)
attributable to Deutsche Bank shareholders after AT1 coupon for the segments is defined as profit (loss) excluding profit
(loss) attributable to noncontrolling interests and after AT1 coupons, the latter being allocated to segments based on their allocated average tangible shareholders’ equity. For the segments, the applied tax rate was 28% for all report periods in 2025, 2024 and 2023.
The Group’s tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. The ratios are then calculated as a percentage of profit (loss) attributable to shareholders by the average shareholders’ equity and average tangible shareholders' equity, respectively.
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on tangible equity ratio presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS and ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:

	2025
in € m (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,603	4,022	2,348	983	(226)	9,731
Profit (loss)	1,874	2,896	1,691	708	(30)	7,139
Profit (loss) attributable to noncontrolling interests	—	—	—	—	208	208
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,874	2,896	1,691	708	(237)	6,931
Profit (loss) attributable to additional equity components[1]	154	315	196	33	112	809
Profit (loss) attributable to Deutsche Bank shareholders	1,720	2,581	1,495	675	(349)	6,122

Average allocated shareholders' equity[2]	12,199	23,967	14,763	5,218	9,952	66,098
Deduct: Average allocated goodwill and other intangible assets[2,3]	968	852	462	2,896	1,657	6,835
Average allocated tangible shareholders' equity[2]	11,230	23,115	14,301	2,323	8,295	59,263
Post-tax return on average shareholders’ equity[2,4]	14.1%	10.8%	10.1%	12.9%	N/M	9.3%
Post-tax return on average tangible shareholders’ equity[2]	15.3%	11.2%	10.5%	29.1%	N/M	10.3%
N/M – Not meaningful
1Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 04 - Business segments and related information” of this report

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Return on Equity Ratios

3Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
4 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2025 amounted to € 761 million

	2024
in € m (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,101	3,344	1,204	632	(1,989)	5,291
Profit (loss)	1,512	2,407	867	455	(1,737)	3,505
Profit (loss) attributable to noncontrolling interests	—	—	—	—	139	139
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,512	2,407	867	455	(1,876)	3,366
Profit (loss) attributable to additional equity components[1]	125	263	159	27	93	668
Profit (loss) attributable to Deutsche Bank shareholders	1,388	2,144	708	428	(1,969)	2,698

Average allocated shareholders' equity[2]	11,681	23,631	13,995	5,329	10,127	64,763
Deduct: Average allocated goodwill and other intangible assets[2,3]	776	804	101	2,957	2,112	6,750
Average allocated tangible shareholders' equity[2]	10,905	22,827	13,894	2,372	8,015	58,013
Post-tax return on average shareholders’ equity[2,4]	11.9%	9.1%	5.1%	8.0%	N/M	4.2%
Post-tax return on average tangible shareholders’ equity[2]	12.7%	9.4%	5.1%	18.0%	N/M	4.7%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 04 - Business segments and related information” of this report
3Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
4 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2024 amounted to € 574 million

	2023
in € m (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,828	1,880	1,032	396	(459)	5,678
Profit (loss)	2,036	1,354	743	285	473	4,892
Profit (loss) attributable to noncontrolling interests	—	—	—	—	119	119
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	2,036	1,354	743	285	353	4,772
Profit (loss) attributable to additional equity components[1]	107	226	123	22	83	560
Profit (loss) attributable to Deutsche Bank shareholders	1,930	1,128	620	264	271	4,212

Average allocated shareholders' equity	11,280	22,953	13,681	5,103	9,994	63,011
Deduct: Average allocated goodwill and other intangible assets[2]	849	835	789	2,944	1,017	6,434
Average allocated tangible shareholders' equity	10,431	22,118	12,892	2,159	8,976	56,577
Post-tax return on average shareholders’ equity[3]	17.1%	4.9%	4.5%	5.2%	N/M	6.7%
Post-tax return on average tangible shareholders’ equity	18.5%	5.1%	4.8%	12.2%	N/M	7.4%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
3 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2023 amounted to € 498 million

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net interest income in the key banking book segments

Net interest income in the key banking book segments
Deutsche Bank applies a prudent approach to modelling and managing interest rate risk in its banking book. The bank’s objective is to limit the sensitivity of net interest income and to stabilize net interest margins arising from fixed-rate, non‑maturity balance sheet items. Consistent with industry practice, Deutsche Bank models its deposit portfolios based on behavioral stability and rate sensitivity. Deposits with no assumed rate sensitivity are considered stable and are assumed not to reprice materially, even in the event of significant changes in market interest rates. These deposits therefore represent a source of interest rate risk.
If such rate‑insensitive deposits were invested solely in short‑term instruments, net interest income would become highly sensitive to short‑term interest rate movements, resulting in considerable volatility. To protect the net interest income of rate‑insensitive deposits, Deutsche Bank undertakes interest rate hedging by investing these deposits over a medium‑term horizon, predominantly through structures with a typical 10‑year tractor profile. As a result, the net interest income of these deposits is primarily sensitive to the reinvestment of the hedge portfolio, representing approximately 10% of the total portfolio that is exposed to movements in 10‑year rates.
The bank’s deposit net interest income hedge is a rolling mid‑term portfolio that provides protection through the interest rate cycle. The hedge duration is continuously monitored and adjusted according to Deutsche Banks’ modelling framework, including assumptions on client behavior as well as local and regulatory requirements. Deutsche Bank uses a range of strategies and balance sheet measures to implement this approach.
‘Net interest income in the key banking book segments’ is a non‑GAAP financial measure. The most directly comparable
IFRS measure is ‘Net interest income’. Key banking book segments are defined as those business segments in which net interest income from banking book activities constitutes a material share of overall revenue. Net interest income in these segments is calculated as the Group’s total net interest income, excluding other funding‑related effects (such as centrally managed funding costs) and impacts arising from accounting asymmetries between the Group’s trading book and associated hedging activities. The Group considers this presentation to provide a more meaningful reflection of the net interest income generated by its operating businesses.
Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arise when funding costs related to trading book positions are reported within net interest income, while the corresponding revenues on the underlying positions are recognized in noninterest income. Conversely, asymmetries can result when fair‑valued instruments are used to hedge positions in the key banking book segments: the income or expense of the hedged item is recorded as interest income, while the hedge result is recorded within noninterest income. These effects mainly occur in the Investment Bank (excluding FIC Financing), Asset Management and Corporate & Other, including
Treasury, other than held in the key banking book segments.
The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments:

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net interest income in the key banking book segments

in € m (unless stated otherwise)	2025	2024	2023

Group
Net interest income	15,691	13,065	13,602
Key banking book segments and other funding effects[1]	13,337	13,218	13,258
Key banking book segments	13,670	13,433	13,995
Other funding effects[1]	(333)	(216)	(737)
Accounting asymmetry driven[2]	2,355	(152)	344
Average interest earning assets[3] (in € bn)	1,036	996	971
Net interest margin[4]	1.5%	1.3%	1.4%

Key banking book segments
Corporate Bank
Net interest income	4,567	4,987	5,241
Average interest earning assets[3] (in € bn)	130	126	124
Net interest margin[4]	3.5%	4.0%	4.2%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	2,933	2,661	2,599
Average interest earning assets[3] (in € bn)	105	96	92
Net interest margin[4]	2.8%	2.8%	2.8%

Private Bank
Net interest income	6,169	5,786	6,156
Average interest earning assets[3] (in € bn)	253	262	264
Net interest margin[4]	2.4%	2.2%	2.3%

Total Key banking book segments
Net interest income	13,670	13,433	13,995
Average interest earning assets[3] (in € bn)	488	484	480
Net interest margin[4]	2.8%	2.8%	2.9%
1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other
2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment
Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury other than held in the key banking book segments
3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year
4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Adjusted costs/nonoperating costs

Adjusted costs/nonoperating costs
Adjusted costs is one of the Group’s key performance indicators and is a Non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting (i)
impairment of goodwill and other intangible assets, (ii) net litigation charges and (iii) restructuring and severance (in total referred to as nonoperating costs) from noninterest expenses under IFRS. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses.

	2025
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Nonoperating costs
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Litigation charges, net	(9)	65	29	6	88	179
Restructuring and severance	29	48	78	19	8	183
Total nonoperating costs	21	113	107	25	96	362
Adjusted costs	4,582	6,563	6,631	1,798	724	20,297

	2024
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Nonoperating costs
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Litigation charges, net	376	126	28	13	1,491	2,035
Restructuring and severance	103	101	301	24	1	529
Total nonoperating costs	479	227	330	37	1,491	2,564
Adjusted costs	4,579	6,433	7,001	1,786	608	20,407
Prior year’s comparatives aligned to presentation in the current year

	2023
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Nonoperating costs
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Litigation charges, net	53	147	123	26	(37)	311
Restructuring and severance	76	87	346	34	23	566
Total nonoperating costs	129	468	468	59	(14)	1,110
Adjusted costs	4,495	6,378	7,287	1,765	661	20,585
Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net assets (adjusted)

Revenues and costs on a currency adjusted basis
Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.
Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € bn	2025	2024	2023
Total assets	1,435	1,387	1,312
Deduct: Derivatives (incl. hedging derivatives) credit line netting	181,000	230,000	196,000
Deduct: Derivatives cash collateral received/paid	60,000	59,000	56,000
Deduct: Securities Financing Transactions credit line netting	2,000	2,000	2,000
Deduct: Pending settlements netting	53,000	13,000	29,000
Net assets (adjusted)	1,139,000	1,083,000	1,029,000

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Book Value and Tangible Book Value per Basic Share Outstanding

Book Value and Tangible Book Value per Basic Share
Outstanding
Book value per basic share outstanding and tangible book value per basic share outstanding are Non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.
Tangible Book Value

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	66,933	66,276	64,486	657	1%	1,790	3%
Goodwill and other intangible assets[1]	(6,843)	(6,962)	(6,573)	119	(2)%	(389)	6%
Tangible shareholders’ equity (Tangible book value)	60,091	59,314	57,913	777	1%	1,401	2%
1Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic Shares Outstanding

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Number of shares	1,910.6	1,994.7	2,040.2	(84.1)	(4.2)	(45.5)	(2.2)
Shares outstanding
Treasury shares	(7.7)	(49.6)	(48.2)	41.9	(84.5)	(1.4)	2.9
Vested share awards	36.7	38.5	46.3	(1.8)	(4.8)	-7.8	(16.9)
Basic shares outstanding	1,939.5	1,983.6	2,038.4	(44.1)	(2.2)	(54.8)	(2.7)

Book value per basic share outstanding in €	34.51	33.41	31.64	1.10	3.3	1.77	5.6
Tangible book value per basic share outstanding in €	30.98	29.90	28.41	1.08	3.6	1.49	5.2

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	CRR/CRD Regulatory measures

CRR/CRD Regulatory measures
The Group’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.
For the comparative period year end 2021, certain figures are based on the CRR definition of own fund instruments
(applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the respectively applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year end 2022 and 2023. Measures calculated pursuant to the Group’s fully loaded methodology are non-GAAP financial measures.
Starting with the third quarter 2024, until the discontinuation in the fourth quarter 2025, Deutsche Bank had adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article
468 CRR. The impact of this implementation is presented in the section “Key risk metrics”.

Deutsche Bank	Declaration of Backing
Annual Report 2025

Declaration of Backing

Deutsche Bank AG ensures, except in the case of political risk, that the following subsidiaries are able to meet their contractual liabilities:

D B Investments (GB) Limited, London	Deutsche Holdings (Grand Duchy), Luxembourg

DB International (Asia) Limited, Singapore	Deutsche Immobilien Leasing GmbH, Düsseldorf

Deutsche Australia Limited, Sydney

DEUTSCHE BANK A.Ş., Istanbul	Deutsche Securities, S.A. de C.V., Casa de Bolsa, Mexico

Deutsche Bank Americas Holding Corp., Wilmington	Deutsche Securities Inc., Tokyo

Deutsche Bank (China) Co., Ltd., Beijing	Deutsche Securities Asia Limited, Hong Kong

Deutsche Bank Europe GmbH, Frankfurt am Main	Deutsche Securities Saudi Arabia (a closed joint stock company), Riyadh

Deutsche Bank Luxembourg S.A., Luxembourg	norisbank GmbH, Bonn

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur	Joint Stock Company Deutsche Bank DBU, Kiev

Deutsche Bank Polska Spółka Akcyjna, Warsaw	OOO “Deutsche Bank”, Moscow

Deutsche Bank S.A. – Banco Alemão, São Paulo	Deutsche Oppenheim Family Office AG, Cologne

Deutsche Bank, Sociedad Anónima Española, Madrid	BHW Bausparkasse Aktiengesellschaft, Hameln

Deutsche Bank Società per Azioni, Milan	PB Factoring GmbH, Bonn

Deutsche Bank (Suisse) SA, Geneva

Deutsche Bank Trust Company Americas, New York

Deutsche Bank	Group Five-Year Record
Annual Report 2025

Group Five-Year Record

in € m	2025	2024	2023	2022	2021
Net interest income	15,691	13,065	13,602	13,650	11,155
Provision for credit losses	1,707	1,830	1,505	1,226	515
Net interest income after provision for credit losses	13,985	11,235	12,097	12,425	10,640
Net commission and fee income	10,891	10,372	9,206	9,838	10,934
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,160	5,987	4,947	2,999	3,045
Other noninterest income (loss)	353	668	1,125	723	277
Total net revenues	32,096	30,092	28,879	27,210	25,410
Compensation and benefits	11,813	11,731	11,131	10,712	10,418
General and administrative expenses	8,860	11,243	10,112	9,728	10,821
Policyholder benefits and claims	—	—	—	—	—
Impairment of goodwill and other intangible assets	—	—	233	68	5
Restructuring activities	(15)	(3)	220	(118)	261
Total noninterest expenses	20,658	22,971	21,695	20,390	21,505
Income (loss) before income taxes	9,731	5,291	5,678	5,594	3,390
Income tax expense	2,592	1,786	787	(64)	880
Net income (loss)	7,139	3,505	4,892	5,659	2,510
Net income attributable to noncontrolling interests	208	139	119	134	144
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,931	3,366	4,772	5,525	2,365

in € (unless stated otherwise)
Basic earnings per share[1]	3.16	1.40	2.07	2.42	0.96
Diluted earnings per share[2]	3.09	1.37	2.03	2.37	0.93
Dividends paid per share[3]	0.68	0.45	0.30	0.20	—
Dividends paid per share in U.S.$[4]	0.77	0.49	0.32	0.21	—
1Basic earnings per share for each period are calculated by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding; earnings were adjusted by € 761 million before tax in 2025 for the coupons paid on Additional Tier 1 Notes, thereof € 728 million in the second quarter and
€ 32 million in the fourth quarter of 2025; in the second quarters of 2024, 2023, 2022 and 2021 respectively, earnings were adjusted by € 574 million, € 498 million,
€ 479 million and € 363 million before tax respectively for the coupons paid on Additional Tier 1 Notes
2Diluted earnings per share for each period are calculated by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding, both after assumed conversions; earnings were adjusted by € 761 million before tax in 2025 for the coupons paid on Additional Tier 1 Notes, thereof
€ 728 million in the second quarter and € 32 million in the fourth quarter of 2025; in the second quarters of 2024, 2023, 2022 and 2021 respectively, earnings were adjusted by € 574 million, € 498 million,€ 479 million and € 363 million before tax respectively for the coupons paid on Additional Tier 1 Notes
3Dividends declared and paid in the year
4Dividends declared and paid in U.S.$ were translated from € into U.S.$ based on the exchange rates as of the respective payment days

in € m	2025	2024	2023	2022	2021
Total assets	1,435,067	1,387,177	1,312,331	1,336,788	1,323,993
Loans at amortized cost	472,620	478,921	473,705	483,700	471,319
Deposits	691,828	666,261	622,035	621,456	603,750
Long-term debt	114,754	114,899	119,390	131,525	144,485
Common shares	4,891	5,106	5,223	5,291	5,291
Total shareholders’ equity	66,933	66,276	64,486	61,959	58,027
Common Equity Tier 1 capital (CRR/CRD 4 reported/ phase-in)[1]	49,266	49,457	48,066	48,097	46,506
Common Equity Tier 1 capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	N/A	46,506
Tier 1 capital (CRR/CRD 4 reported/phase-in)[1]	60,784	60,835	56,395	56,616	55,375
Tier 1 capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	N/A	54,775
Total regulatory capital (CRR/CRD 4 reported/phase-in)[1]	67,834	68,511	65,005	66,146	62,732
Total regulatory capital (CRR/CRD 4 fully loaded)[1,2]	N/A	N/A	N/A	N/A	62,102
N/A – not applicable
1Figures presented based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework
2Starting with the first quarter of 2022, information is presented as reported as the fully loaded definition has been eliminated as resulting only in an immaterial difference;
comparative information for earlier periods is unchanged and based one Deutsche Bank’s earlier fully loaded definition; starting with the third quarter 2024 until the discontinuation in the fourth quarter 2025, Deutsche Bank had adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR
Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Imprint/Publications
Annual Report 2025

Imprint/Publications

Deutsche Bank Aktiengesellschaft	Cautionary statement regarding forward-looking statements
Taunusanlage 12
60262 Frankfurt am Main	This report contains forward-looking statements.
(for letters and postcards: 60262)	Forward-looking statements are statements that
Germany	are not historical facts; they include statements
Telephone: +49 69 9 10 00	about our beliefs and expectations and the
deutsche.bank@db.com	assumptions underlying them. These statements
are based on plans, estimates and projections as
they are currently available to the management of
Contact for shareholders	Deutsche Bank. Forward-looking statements
+49 800 910-8000	therefore speak only as of the date they are
db.ir@db.com	publicly any of them in light of new information or
future events.

AGM Hotline
+49 6196 8870704	By their very nature, forward-looking statements
involve risks and uncertainties. A number of
important factors could therefore cause actual
Online	results to differ materially from those contained in
All publications relating to our	any forward-looking statement. Such factors
financial reporting are available at:	include the conditions in the financial markets in
www.db.com/reports	Germany, in Europe, in the United States and
elsewhere from which the bank derives a substantial
portion of its revenues and in which we hold a
Publication	substantial portion of its assets, the development
Published on March 12, 2026	of asset prices and market volatility, potential
defaults of borrowers or trading counterparties,
the implementation of the Group’s strategic initiatives,
the reliability of its risk management policies,
procedures and methods, and other risks
referenced in its filings with the U.S. Securities
and Exchange Commission. Such factors are
described in detail in the bank’s SEC Form 20-F of
March 12, 2026, under the heading “Risk Factors.”
Copies of this document are readily available
upon request or can be downloaded from
www.db.com/ir.

2026
Financial Calendar

January 29, 2026
Preliminary results for the 2025 financial year

March 12, 2026
Annual Report 2025 and Form 20-F

April 29, 2026
Earnings Report as of March 31, 2026

May 28, 2026
Annual General Meeting

July 29, 2026
Interim Report as of June 30, 2026

October 28, 2026
Earnings Report as of September 30, 2026